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04036583

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ping An Insurance (Group) Co. of China, Ltd.

*CURRENT ADDRESS Ping An Building
Ba Gua No. 3 Road
Shenzen, PRC

PROCESSED
AUG 31 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34809 FISCAL YEAR 12/31/03

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 8/31/04



Global Offering

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

Joint Global Coordinators and Joint Bookrunners
(in alphabetical order)



中銀國際
BOC INTERNATIONAL

Goldman Sachs



HSBC 滙豐

Morgan Stanley

Sponsor and Joint Lead Manager

BOCI Asia Limited

Co-Sponsors and Joint Lead Managers
(in alphabetical order)

IMPORTANT

If you are in any doubt about this prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.


中国平安

专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Number of Offer Shares under the Global Offering:	**1,387,892,000 (subject to adjustment and the Over-allotment Option)**
Number of Hong Kong Offer Shares:	**69,395,000 (subject to adjustment)**
Maximum offer price:	**HK$11.88 per Hong Kong Offer Share payable in full on application in Hong Kong dollars, subject to refund, plus 1% brokerage, SFC transaction levy of 0.005%, investor compensation levy of 0.002% and a Hong Kong Stock Exchange trading fee of 0.005%**
Nominal value:	**RMB1.00 each**
Stock code:	**2318**

Joint Global Coordinators and Joint Bookrunners
(in alphabetical order)


中銀國際
BOC INTERNATIONAL

Goldman Sachs


HSBC
滙豐

Morgan Stanley

Sponsor and Joint Lead Manager	***Co-Sponsors and Joint Lead Managers*** *(in alphabetical order)*		
BOCI Asia Limited	**Goldman Sachs (Asia) L.L.C.**	**The Hongkong and Shanghai Banking Corporation Limited**	**Morgan Stanley Dean Witter Asia Limited**

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus.

A copy of this prospectus, having attached thereto the documents specified in the paragraph headed "Documents delivered to the Registrar of Companies and Available For Inspection" in Appendix IX to this prospectus, has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). The Securities and Futures Commission and the Registrar of Companies in Hong Kong take no responsibility for the contents of this prospectus or any other document referred to above.

The Offer Price is expected to be fixed by agreement between the Joint Global Coordinators (on behalf of the Underwriters) and us (for the Company and on behalf of the Selling Shareholders) on the Price Determination Date. The Price Determination Date is expected to be June 18, 2004 and, in any event, not later than June 20, 2004. The Offer Price will be not more than HK$11.88 and is currently expected to be not less than HK$9.59. Applicants for Hong Kong Offer Shares are required to pay, on application, the maximum offer price of HK$11.88 for each Hong Kong Offer Share together with brokerage of 1%, SFC transaction levy of 0.005%, investor compensation levy of 0.002% and Hong Kong Stock Exchange trading fee of 0.005% subject to refund if the Offer Price should be lower than HK$11.88.

The Joint Global Coordinators (on behalf of the Underwriters, and with our consent) may reduce the number of Offer Shares and/or the indicative offer price range below that stated in this prospectus (which is HK$9.59 to HK$11.88) at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, notices of the reduction in the number of Offer Shares and/or the indicative offer price range will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) not later than the morning of the day which is the last day for lodging applications under the Hong Kong Public Offering. If applications for Hong Kong Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Hong Kong Public Offering, then even if the number of Offer Shares and/or the indicative offer price range is so reduced, such applications cannot be subsequently withdrawn. Further details are set forth in the sections headed "Structure of the Global Offering", "How to apply for Hong Kong Offer Shares" and "Terms and Conditions of the Hong Kong Public Offering" in this prospectus.

If, for whatever reason, we (for the Company and on behalf of the Selling Shareholders) and the Joint Global Coordinators are not able to agree on the Offer Price on or before June 20, 2004, the Global Offering (including the Hong Kong Public Offering) will not proceed.

We are incorporated, and substantially all of our businesses are located, in the People's Republic of China ("PRC"). Potential investors should be aware of the differences in the legal, economic, and financial systems between the mainland of the PRC and Hong Kong, and that there are different risk factors relating to investment in PRC-incorporated companies. Potential investors should also be aware that the regulatory framework in the PRC is different from the regulatory framework in Hong Kong, and should take into consideration the different market nature of our Shares. Such differences and risk factors are set forth in the sections headed "Risk Factors" and "Supervision and Regulation" in this prospectus.

The obligations of the Hong Kong Underwriters under the Hong Kong Underwriting Agreement to subscribe for, and to procure applicants for the subscription for, the Hong Kong Offer Shares, are subject to termination by the Joint Global Coordinators (on behalf of the Underwriters) if certain grounds arise prior to 8:00 a.m. on the day that trading in the Offer Shares commences on the Hong Kong Stock Exchange. Such grounds are set forth in the section headed "Underwriting" in this prospectus. It is important that you refer to that section for further details.



[This page intentionally left blank]

EXPECTED TIMETABLE[1]

Latest time to lodge **WHITE** and **YELLOW** Application Forms	12:00 noon on June 17, 2004
Latest time to give **electronic application instructions** to HKSCC[2]	12:00 noon on June 17, 2004
Application lists open[3]	11:45 a.m. on June 17, 2004
Application lists close	12:00 noon on June 17, 2004
Expected Price Determination Date	June 18, 2004
Announcement of the Offer Price and the levels of indication of interest in the International Offering, the level of applications in the Hong Kong Public Offering and the basis of allocation of the Hong Kong Offer Shares to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or before	June 23, 2004
H Share certificates in respect of wholly or partially successful applications to be dispatched on or before[4]	June 23, 2004
Refund checks in respect of wholly or partially unsuccessful applications to be dispatched on or before[4]&[5]	June 23, 2004
Dealings in H Shares on the Hong Kong Stock Exchange expected to commence on	June 24, 2004

(1) All times refer to Hong Kong local time, except otherwise stated. Details of the structure of the Global Offering, including conditions of the Hong Kong Public Offering, are set forth in the section headed "Structure of the Global Offering" in this prospectus.

(2) Applicants who apply for Hong Kong Offer Shares by giving electronic application instructions to HKSCC should refer to the section headed "How to apply for Hong Kong Offer Shares — 7. How to apply by giving electronic application instructions to HKSCC" in this prospectus.

(3) If there is a "black" rainstorm warning or a tropical cyclone warning signal number 8 or above in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on June 17, 2004, the application lists will not open on that day. See the paragraph headed "4(d) Effect of bad weather conditions on the opening of the application lists" in the section headed "How to apply for Hong Kong Offer Shares" in this prospectus.

(4) Applicants who apply for 200,000 or more Hong Kong Offer Shares and have indicated in their Application Forms their wish to collect refund checks (where applicable) and H Share certificates (where applicable) in person may do so from our H Share registrar, Computershare Hong Kong Investor Services Limited, from 9:00 a.m. to 1:00 p.m. on June 23, 2004. Applicants being individuals who opt for personal collection must not authorize any other person to make collection on their behalf. Applicants being corporations who opt for personal collection must attend by their authorized representatives each bearing a letter of authorization from his corporation stamped with the corporation's chop. Both individuals and authorized representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited. Uncollected refund checks and H Share certificates will be dispatched promptly by ordinary post to the addresses as specified in the applicants' Application Forms at the applicants' own risk. Details of the arrangements are set out in the section headed "Terms and Conditions of the Hong Kong Public Offering" in this prospectus.

(5) Refund checks will be issued in respect of wholly or partially unsuccessful applications and in respect of successful applications if the Offer Price is less than the price payable on application.

H Share certificates will only become valid certificates of title provided that, no later than 8:00 a.m. on June 24, 2004 the Hong Kong Public Offering has become unconditional and neither of the Hong Kong Underwriting Agreement nor the International Purchase Agreement has been terminated in accordance with its terms.

CONTENTS

You should rely only on the information contained in this prospectus and the Application Forms to make your investment decision. The Company has not authorized anyone to provide you with information that is different from what is contained in this prospectus. Any information or representation not made in this prospectus must not be relied on by you as having been authorized by the Company, the Joint Global Coordinators, the Sponsor and Co-Sponsors, the Underwriters, any of their respective directors, or any other person or party involved in the Global Offering. Please note that the totals set forth in the tables in this prospectus may differ from the sum of individual items in such tables due to rounding.

CONTENTS

CONTENTS

This summary aims to give you an overview of the information contained in this prospectus. As it is a summary, it does not contain all the information that may be important to you. You should read the whole document before you decide to invest in the H Shares. There are risks associated with any investment. Some of the particular risks in investing in the H Shares are set forth in the section headed "Risk Factors" of this prospectus. You should read that section carefully before you decide to invest in the H Shares.

We have included a glossary of insurance and other terms beginning on page 21. These terms are printed in boldface type the first time they appear in this prospectus summary and the first time they appear after this prospectus summary.

OVERVIEW

We are a leading insurance group in the PRC with the ability to provide multiple financial services and products. Our objective is to become one of the leading multiple financial services providers in the world with a core insurance business that consistently delivers stable profit growth and shareholder return. Our strategy is to offer our customers a broad range of financial products and services under one brand, with a focus on life and property and casualty insurance products, through our multi-channel distribution network. Our ability to execute this strategy is enhanced by our sound corporate governance and internal control, strong management team with international experience, advanced information technology platform, centralized customer database, and unified financial, risk and human resource management systems and processes. Our multiple financial services platform enables us to leverage our resources to promote cross-selling and to increase cost efficiency. Moreover, our corporate culture, which is focused on the creation of shareholder value and the adoption of international practices in product management, customer service, distribution and corporate governance, helps us maintain our leadership position in the PRC insurance industry. We have one of the most recognized brands in the PRC insurance industry, especially in individual life insurance, and have developed an extensive customer base in the PRC with over 27 million life insurance and 4 million property and casualty insurance customers as of December 31, 2003. We have also developed one of the largest distribution networks in the PRC, with 70 branch offices, over 3,600 sub-branch offices, more than 180,000 sales agents for our individual life insurance products and over 8,000 employees engaged in sales and marketing activities of our group and property and casualty insurance products as of December 31, 2003. We constantly seek new and innovative ways to serve our customers, and our innovation has not only allowed us to capture market opportunities, but also enabled us to quickly adapt to the rapidly changing market conditions in the PRC.

Based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China and the CIRC:

- We had the second largest market share in the PRC life insurance market in 2002. In addition, we had approximately 19.6% of all the gross written premiums and policy fees received by PRC life insurance companies in 2003;

- We had the third largest market share in the PRC property and casualty insurance market in 2002. In addition, we had approximately 9.7% of the gross written

premiums and policy fees received by PRC property and casualty insurance companies;

- Our net profit in 2001 and 2002 were the highest among all PRC insurance companies; and
- Our total assets as of December 31, 2002 were the second highest among all PRC insurance companies.

We have experienced strong growth in our overall insurance operations over the past three years. In particular, our gross written premiums and policy fees increased 42.6% in 2002 to RMB58,420 million from RMB40,955 million in 2001, and increased a further 8.1% in 2003 to RMB63,134 million.

RECENT DEVELOPMENTS

On September 29, 2003, our subsidiary China Ping An Trust & Investment Co., Ltd., or Ping An Trust, entered into a share transfer agreement with Bank of China, pursuant to which Ping An Trust agreed to acquire Bank of China's 50% equity interest in Fujian Asia Bank Ltd., which is a joint venture bank primarily engaged in foreign currency commercial banking businesses in the PRC, for US$18.3 million. HSBC and BCA Finance Limited had previously entered into a separate share transfer agreement, pursuant to which HSBC agreed to acquire BCA Finance Limited's 50% equity interest in Fujian Asia Bank Ltd. Ping An Trust and HSBC subsequently entered into a joint venture contract, pursuant to which Ping An Trust agreed to make a capital contribution of US$23 million for an additional 23% equity interest in Fujian Asia Bank Ltd.

Fujian Asia Bank Ltd., which has been renamed Ping An Bank Limited, became a 73% owned subsidiary of Ping An Trust on February 19, 2004. We intend to leverage Ping An Bank Limited to develop a consumer banking business, including offering credit card and real estate mortgage lending services, as and when laws and regulations permit. We believe this transaction will further enhance our ability to provide our customers with multiple financial services, including insurance, securities, banking, pension fund management and credit cards. See the section headed "Business — Recent Developments".

MARKET OPPORTUNITIES

During the past decade, the PRC insurance market has been one of the fastest growing insurance markets in the world, with industry-wide insurance premiums increasing from RMB50 billion in 1994 to RMB388 billion in 2003 based on data published by the National Bureau of Statistics of China. In particular, significant growth was recorded since 2000, with industry-wide insurance premiums increasing by 44.7% to RMB305 billion and 27.2% to RMB388 billion in 2002 and 2003, respectively. Despite the substantial growth in premiums in recent years, the industry-wide life and property and casualty insurance premiums represented only 2.6% and 0.7%, respectively, of the PRC's GDP in 2003. These low penetration rates indicate that the PRC insurance market has substantial potential for further significant growth. Furthermore, penetration rates in the PRC insurance market are significantly lower than those in the more developed markets in Asia, Europe and North America.

SUMMARY

The PRC is in the midst of an economic as well as demographic transformation, which we believe will continue to create significant growth opportunities in the PRC insurance market. In particular, the economic transformation has resulted in the gradual reduction of government sponsored benefits, while at the same time giving rise to a middle class that has growing levels of disposable income, and the demographic transformation is expected to result in an increase in demand for insurance-related products due to the increase in the percentage of the population aged 65 or older.

Moreover, we believe the economic transformation in the PRC will create opportunities for other consumer financial products and services, such as credit cards and home mortgages. In addition, we expect to see an increase in demand for more sophisticated and diversified consumer financial products and services, such as trust, securities and related services. We believe that, as a leading PRC insurance group with the ability to provide multiple financial services and products, we are well-positioned to capture these opportunities.

OUR STRENGTHS

We are one of the largest and most profitable and most innovative insurance companies in the PRC. Our principal strengths include:

- A leading insurance franchise with a well-recognized brand name;
- A corporate culture that is focused on shareholder value and on effective adoption of international practices;
- Sound corporate governance and effective internal controls;
- An experienced and strong management team that combines international expertise with extensive operating experience in the PRC insurance industry;
- Strong multi-channel distribution capability;
- Leading and innovative customer service;
- Focus on more profitable regular premium individual life insurance products;
- Strong investment management capability;
- Leading information technology systems; and
- A multiple financial services platform to capture new business opportunities.

OUR STRATEGY

Our strategy is to offer our customers a broad range of financial products and services under one brand, with a focus on life and property and casualty insurance products, through our multi-channel distribution channels. We will undertake strategic initiatives focused on enhancing our competitiveness in our core life and property and casualty insurance businesses, pursuing our multiple financial services business model and building strong back office and risk management support. In particular, we will:

- Pursue profitable growth through the strengthening of our distribution channels;
- Enhance our profitability through product mix optimization and more rigorous and disciplined underwriting;

- Continue to focus on and enhance product offerings and customer service;
- Maximize cross-selling opportunities by leveraging our broad customer base and diverse product offerings;
- Further develop a multiple financial services platform by pursuing potential new business opportunities; and
- Further centralize our key processing functions to control operating costs and improve operational efficiency.

RISK FACTORS

There are certain risks relating to an investment in the Offer Shares. These risks can be categorized into (i) risks relating to our overall business; (ii) risks relating to our insurance operations; (iii) risks relating to our investment portfolio; (iv) risks relating to the insurance industry in the PRC; (v) general risks relating to the PRC; and (vi) risks relating to the Global Offering. These risks are further described in the section headed "Risk Factors" and are listed below:

Risks Relating to Our Overall Business

- Interest rate fluctuations as well as the continuation of the current low interest rate environment may materially and adversely affect our profitability.
- Due to the limited availability of long-term fixed income securities in the PRC capital markets and the legal and regulatory restrictions on the types of investments we may make, we are unable to match closely the duration of our assets and liabilities, which increases our exposure to interest rate risk.
- Our business and prospects would be materially and adversely affected if we are not able to manage our growth successfully.
- We may need additional capital in the future, and we cannot assure you that we would be able to obtain such capital on acceptable terms, or at all.
- Our risk management policies and procedures and internal controls, as well as the risk management tools available to us, may not be adequate or effective in all respects, and may expose us to unidentified or unanticipated risks, which could materially and adversely affect our business or result in losses.
- Any significant failure in our information technology systems, including our management information systems, could have a material adverse effect on our business and profitability.
- A perceived reduction in our financial strength or a downgrade in our rating could increase policy surrenders and withdrawals and damage our relationship with our creditors, our counterparties and the distributors of our products.
- Our ability to pay dividends and meet other obligations depends on dividends and other payments from our operating subsidiaries, which may be subject to contractual and other limitations.

- Misconduct by our employees and agents is difficult to detect and deter and could harm our business, financial condition and results of operations.
- Our largest shareholders may take collective actions that are not in, and may conflict with, our or our other shareholders' best interests.
- A material increase in the enterprise income tax rate applicable to our operations in Shenzhen would materially and adversely affect our financial condition and results of operations.
- Any future outbreak of severe acute respiratory syndrome or similar illnesses in the PRC may have a material adverse effect on our financial condition and results of operations.
- Future periodic examinations by PRC regulatory authorities may result in fines, other penalties or actions that could materially and adversely affect our business, financial condition and results of operations as well as our reputation.
- We do not possess the title deeds in respect of some of the properties owned by us.
- We may be subject to administrative sanctions, fines and other penalties for using our funds in a manner that is inconsistent with, or impermissible under, the applicable limitations set forth in the PRC Insurance Law and CIRC regulations.
- If we are not able to realize the potential benefits of our acquisition of an equity interest in Fujian Asia Bank Ltd., our business prospects may be materially and adversely affected.

Risks Relating to Our Insurance Operations

- Differences between actual benefits and **claims** experience and underwriting and reserving assumptions may require us to increase our reserves.
- Competition in the PRC insurance industry is increasing and our business and prospects will be harmed if we are not able to compete effectively.
- We depend on select management and actuarial personnel as well as dedicated sales agents, and could be materially and adversely affected by the loss of their services.
- The termination or disruption of our bancassurance arrangements in the PRC may have a material adverse effect on our competitiveness and result in a decline in our revenues and profits.
- Our business and prospects would be materially and adversely affected to the extent our cross-selling activities are not successful.
- Catastrophic losses could materially reduce our profitability or cash flow.
- If we are not able to obtain reinsurance on a timely basis or at all, we may be required to bear increased risks or reduce the level of our underwriting commitments.
- A default by one or more of our reinsurers could materially and adversely affect our financial condition and results of operations.

Risks Relating to Our Investment Portfolio

- We may incur significant losses on our investments, which may cause our investment income to decrease, and could have a material adverse effect on our financial condition and results of operations.
- Applicable PRC regulations limit our ability to diversify our investment portfolio as well as seek an optimal return on our investments; as a result, a decrease in the value of a particular type of investment could have a material adverse effect on our financial condition and results of operations.
- Certain of our fixed income investment assets are not rated, which may affect your ability to independently evaluate the risks of our investments.
- Fluctuations in share values resulting from the volatility of the PRC securities market may materially and adversely affect the value of our investment portfolio and our financial condition and results of operations.

Risks Relating to the PRC Insurance Industry

- Our businesses are highly regulated and we may be materially and adversely affected by future regulatory changes.
- New entrants in the PRC insurance market as a result of the PRC joining the WTO may increase competition and reduce our profitability.
- All of our insurance agents are required to obtain a qualification certificate from the CIRC and register with the relevant local bureau of the SAIC; if the regulatory authorities decide to enforce these qualification and registration requirements, our business may be materially and adversely affected.
- The further development of regulations in the PRC may impose additional costs and restrictions on our activities.
- Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could be dilutive to you, or could reduce our growth.
- The rate of growth of the PRC insurance market may not be as high or as sustainable as we anticipate.

General Risks Relating to the PRC

- The PRC's economic, political and social conditions and government policies could affect our business.
- Government control of currency conversion and future movements in exchange rates could have a material adverse effect on our operations and financial results, as well as affect our ability to pay dividends in foreign currencies.
- An economic slowdown in the PRC may materially and adversely affect our financial condition and results of operations, as well as our future prospects.

- Fluctuations of the Renminbi could have a materially adverse effect on our financial condition and results of operations, as well as reduce the value of, and dividends payable on, our H Shares in foreign currency terms.
- The PRC legal system has inherent uncertainties that could limit the legal protections available to you.
- Holders of more than 10% or such percentage as specified by the CIRC from time to time, whichever is higher, of our issued and outstanding Shares may not be able to fully exercise their rights as our shareholder.
- You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.
- Holders of H Shares may be subject to PRC taxation.
- Payment of dividends is subject to restrictions under PRC law.

Risks Relating to the Global Offering

- An active trading market for our H Shares and ADSs may fail to develop or be sustained, and their trading prices may fluctuate significantly.
- Future sales, or perceived sales, of substantial amounts of our H Shares or ADSs in the public market could have a material adverse effect on the prevailing market price of our H Shares or ADSs.
- Our actual financial performance could vary materially from the prospective financial information contained in this prospectus, which may adversely affect the market price of our H Shares or ADSs.
- The **embedded value** of our Company, and the value of one year's sales in respect of our new life insurance business, are calculated based on, among other things, a number of assumptions used in the calculations, and you should not rely on these values as a measure of our actual value and performance.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

You should read the summary consolidated financial information set forth below in conjunction with our consolidated financial statements included in the Accountants' Report set forth in Appendix I, which are prepared in accordance with IFRS. The summary consolidated results for the three years ended December 31, 2003, and the summary balance sheet information as of December 31, 2001, 2002 and 2003, set forth below are derived from the Accountants' Report set forth in Appendix I. The basis of presentation is set forth in note 1(2) to the Accountants' Report.

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB, except per share data)		
Income Statement Data			
Gross written premiums and policy fees, net of business tax and surcharges	40,955	58,420	63,134
Less: premiums ceded to reinsurers	(2,700)	(3,720)	(3,800)
Net written premiums and policy fees	38,255	54,699	59,334
Increase in unearned premium reserves	(1,264)	(1,402)	(485)
Net earned premiums	36,992	53,297	58,849
Reinsurance commission income	928	1,195	1,248
Investment income and other income	3,914	4,256	6,527
Total revenue	41,834	58,748	66,623
Policy acquisition costs deferred	7,184	8,320	7,483
Amortization of deferred policy acquisition costs	(2,654)	(3,301)	(4,598)
Change in deferred policy acquisition costs[1]	4,530	5,019	2,885
Claims, surrenders, annuities and maturities	(7,274)	(12,693)	(13,585)
Policyholder dividends and reserves	(118)	(131)	(988)
Increase in policyholders' reserves	(24,814)	(35,648)	(40,417)
Commission expenses	(5,680)	(6,692)	(5,676)
General and administrative expenses	(4,471)	(5,596)	(5,718)
Finance costs	(23)	(175)	(224)
Provision for insurance guarantee fund	(65)	(80)	(84)
Total expenses	(37,915)	(55,995)	(63,807)
Operating profit	3,919	2,753	2,816
Share of profits (losses) of associates	(65)	(59)	5
Income taxes	(900)	(689)	(494)
Net profit before minority interests	2,954	2,005	2,327
Minority interests	(2)	12	(7)
Net profit attributable to shareholders	2,952	2,017	2,320
Dividends	266	266	493
Dividends per Share	0.06	0.06	0.10
Basic earnings per Share	0.66	0.45	0.47

(1) Consists of policy acquisition costs deferred and amortization of deferred policy acquisition costs.

SUMMARY

	As of December 31,		
	2001	2002	2003
	(in millions of RMB)		
Balance Sheet Data			
Assets			
Investments			
Held-for-trading investments	3,534	3,437	6,799
Available-for-sale investments	18,657	22,686	14,764
Held-to-maturity investments	—	9,991	32,332
Loans and receivables originated by the enterprise			
Bonds	4,170	5,667	19,170
Fixed deposits	45,923	73,439	78,233
Placements and loans	6,204	9,541	3,285
Investment in an associate	381	275	3
Investment properties, net	1,523	1,494	1,333
Total investments	80,392	126,530	155,920
Other Assets			
Cash and cash equivalents	4,955	3,815	8,017
Premium receivables, net	401	392	439
Interest receivables, net	144	394	316
Claims recoverable	687	775	1,338
Deferred policy acquisition costs	12,457	17,476	20,361
Statutory deposits	444	444	1,200
Property, plant and equipment, net	2,470	2,704	3,147
Construction-in-progress, net	207	143	146
Land use rights, net	494	847	924
Goodwill	—	—	241
Deferred tax assets	269	199	293
Other assets	815	872	1,078
Separate account (investment-linked) assets	4,979	8,006	10,059
Total other assets	28,322	36,066	47,559
Total assets	108,714	162,596	203,479

SUMMARY

	As of December 31,		
	2001	2002	2003
	(in millions of RMB)		
Equity and Liabilities			
Equity			
Paid-in-capital	2,220	2,467	4,933
Reserves	4,180	9,322	7,667
Retained profits/(accumulated deficits)	(1,130)	(102)	352
Total equity	5,270	11,687	12,952
Minority interests	101	113	337
Liabilities			
Customers' deposits	—	—	2,304
Short term borrowings	3,001	8,313	200
Premiums received in advance	1,499	2,604	2,129
Commission payable	576	544	497
Claim reserves	2,248	2,836	4,817
Payable to reinsurers	21	283	270
Dividends payable to shareholders	—	—	—
Policyholder dividends payable and reserves	118	237	1,189
Deposits from policyholders	80	68	49
Deposits from reinsurers	268	283	130
Unearned premium reserves	3,895	5,296	5,781
Policyholders' reserves	83,880	119,528	159,945
Taxes payable	608	618	326
Insurance guarantee fund	538	618	711
Other liabilities	1,629	1,561	1,785
Separate account (investment-linked) liabilities	4,979	8,006	10,059
Total liabilities	103,342	150,796	190,190
Total equity and liabilities	108,714	162,596	203,479

SUMMARY OPERATING DATA

The following table sets forth certain operating data relating to our life insurance, property and casualty insurance, trust and securities operations as of and for the years ended December 31, 2001, 2002 and 2003.

	As of or for the year ended December 31,		
	2001	2002	2003
Life Insurance			
Number of customers:			
Individual (in thousands)	15,531	21,218	26,880
Corporate (in thousands)	73	119	188
Total (in thousands)	15,604	21,337	27,068
Persistency ratio:			
13-month	83.4%	86.1%	85.7%
25-month	80.8%	75.5%	79.6%
Distribution channels:			
Number of individual life sales agents	267,933	224,313	188,033
Number of group sales representatives	1,941	2,152	1,275
Bancassurance outlets	17,540	20,532	21,299
Property and Casualty Insurance			
Number of customers:			
Individual (in thousands)	1,994	3,546	3,933
Corporate (in thousands)	435	531	515
Total (in thousands)	2,429	4,077	4,448
Distribution channels:			
Number of direct sales representatives	5,629	9,940	6,742
Number of insurance agents	5,405	6,453	7,589

EMBEDDED VALUE

In order to provide investors with an additional tool to understand our economic value and business results, we have disclosed the embedded value of our Company. We have also disclosed the value of one year's sales in respect of our new life insurance business. These values have been reviewed by Watson Wyatt, an independent firm of consulting actuaries. A copy of Watson Wyatt's opinion regarding these values is included in the Consulting Actuaries' Report set forth in Appendix IV in this prospectus. See the section headed "Embedded Value".

FORECAST FOR THE YEAR ENDING DECEMBER 31, 2004[(1)]

Forecast profit after taxation and minority interests but before extraordinary items[(2)] not less than	RMB2,760 million
Forecast earnings per Share	
(a) Pro forma fully diluted[(3)]	RMB0.45 (HK$0.42)
(b) Weighted average[(4)]	RMB0.49 (HK$0.46)

(1) All statistics in this table are based on the assumption that the Over-allotment Option is not exercised and no new Shares are issued pursuant to the HSBC Price Adjustment Top-Up.

(2) The bases on which the above profit forecast has been prepared are set out in Appendix II to this prospectus.

(3) The calculation of the forecast earnings per Share on a pro forma fully diluted basis is based on the forecast profit after taxation and minority interests but before extraordinary items for the year ending December 31, 2004, assuming that we had been listed since January 1, 2004 and a total of 6,195,053,334 Shares were issued and outstanding during the entire year. This calculation assumes that the Over-allotment Option will not be exercised, no new Shares will be issued pursuant to the HSBC Price Adjustment Top-Up and the H Shares issued pursuant to the Global Offering were issued on January 1, 2004.

(4) The calculation of the forecast earnings per Share on a weighted average basis is based on the forecast profit after taxation and minority interests but before extraordinary items for the year ending December 31, 2004 and a weighted average number of 5,588,324,591 Shares issued and outstanding during the year. This calculation assumes that the Over-allotment Option will not be exercised, no new Shares will be issued pursuant to the HSBC Price Adjustment Top-Up and the H Shares issued pursuant to the Global Offering will be issued on June 24, 2004.

Offer Statistics[1]

	Based on an Offer Price of HK$9.59	Based on an Offer Price of HK$11.88
Market capitalization of the H Shares[2]	HK$24,537 million	HK$30,397 million
Prospective price/earnings multiple		
(a) Pro forma fully diluted[3]	22.9 times	28.4 times
(b) Weighted average[4]	20.7 times	25.6 times
Adjusted net tangible asset value per Share[5]	HK$1.38	

(1) All statistics in this table are based on the assumption that the Over-allotment Option is not exercised and no new Shares are issued pursuant to the HSBC Price Adjustment Top-Up.

(2) The calculation of market capitalization is based on 2,558,643,698 H Shares expected to be in issue following the Global Offering.

(3) The calculation of the prospective price/earnings multiple on a pro forma fully diluted basis is based on the forecast earnings per Share on a pro forma fully diluted basis at the respective offer prices of HK$9.59 and HK$11.88.

(4) The calculation of the prospective price/earnings multiple on a weighted average basis is based on the forecast earnings per Share on a weighted average basis at the respective offer prices of HK$9.59 and HK$11.88.

(5) The adjusted net tangible asset value per Share is based on 6,195,053,334 Shares expected to be in issue following the Global Offering and an Offer Price of HK$10.735 (being the mid-point of the estimated offer price range of between HK$9.59 and HK$11.88).

If the Over-allotment Option is exercised in full and no new Shares are issued pursuant to the HSBC Price Adjustment Top-Up, assuming an Offer Price of HK$10.735 (being the mid-point of the estimated Offer Price range of HK$9.59 and HK$11.88), the adjusted net tangible asset value per H Share will be HK$1.69 per H Share, while the earnings per H Share on a pro forma fully diluted basis and on a weighted average basis will be diluted correspondingly to HK$0.41 and HK$0.46, respectively.

DIVIDEND POLICY

Subject to applicable requirements of PRC law, our Board will declare dividends, if any, in Renminbi with respect to the H Shares on a per Share basis and will pay such dividends in Hong Kong dollars. Any declaration of dividends for a fiscal year will be subject to

shareholders' approval. The amounts of dividends to be declared and actually distributed will depend upon the following factors:

- our results of operations and cash flows;
- our financial position;
- statutory solvency requirements as determined under PRC GAAP with reference to CIRC rules;
- our shareholders' interests;
- general business conditions;
- our future prospects;
- statutory and regulatory restrictions on the payment of dividends by us; and
- other factors that our Board deems relevant.

Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. Holders of the H Shares will share proportionately on a per Share basis in all dividends and other distributions declared by our Board. See the section headed "Financial Information — Dividend Policy".

USE OF PROCEEDS FROM THE GLOBAL OFFERING

We estimate that we will receive net proceeds from the Global Offering of approximately HK$12,867 million (RMB13,713 million), after deducting the underwriting fees and estimated expenses payable by us in the Global Offering, assuming the Over-allotment Option is not exercised, no new Shares are issued pursuant to the HSBC Price Adjustment Top-Up, no Offer Shares are sold in the form of ADSs and assuming an Offer Price of HK$10.735 per Offer Share, being the midpoint of the estimated Offer Price range. We intend to use these net proceeds for, among other things, general corporate purposes, improvement of business and operations, and upgrading of information technology system. See the section headed "Future Plans and Use of Proceeds from the Global Offering".

We will not receive any of the proceeds from the sale of H Shares or ADSs in the Global Offering by the Selling Shareholders. All of the proceeds from the sale of H Shares or ADSs in the Global Offering by the Selling Shareholders that are PRC state-owned entities will be remitted to the national social security fund in accordance with the relevant PRC government requirements.

There are risks associated with any investment. Some of the particular risks in investing in the Offer Shares or ADSs are set forth in the section headed "Risk Factors". You should read that section carefully before you decide to invest in the Offer Shares or ADSs.

In this prospectus, unless the context otherwise requires, the following words and expressions have the following meanings. Certain other terms are explained in the section headed "Glossary".

"ADS"	an American depositary share issued by the Depositary representing ownership of 20 H Shares
"Application Form(s)"	white application form(s) and yellow application form(s) or, where the context so requires, any of them
"Articles of Association"	the articles of association of our Company, adopted on March 9, 2004
"Board"	the board of directors of our Company
"CBRC"	China Banking Regulatory Commission, a regulatory body responsible for the supervision and regulation of the PRC banking industry
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"CCASS Broker Participant"	a person admitted to participate in CCASS as a broker participant
"CCASS Custodian Participant"	a person admitted to participate in CCASS as a custodian participant
"CCASS Investor Participant"	a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation
"CCASS Participant"	a CCASS Broker Participant, a CCASS Custodian Participant or a CCASS Investor Participant
"China Life"	China Life Insurance Company Limited
"CIRC"	China Insurance Regulatory Commission, a regulatory body responsible for the supervision and regulation of the PRC insurance industry
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Co-Sponsors"	Goldman Sachs (Asia) L.L.C., The Hongkong and Shanghai Banking Corporation Limited and Morgan Stanley Dean Witter Asia Limited (in alphabetical order)
"CSRC"	China Securities Regulatory Commission, a regulatory body responsible for the supervision and regulation of the PRC national securities markets

"Depositary"	The Bank of New York, as depositary in relation to the ADSs
"Director(s)"	the director(s) of our Company
"Domestic Shares"	ordinary shares of our Company, with a nominal value of RMB1.00 each, which are subscribed for or credited as paid up in Renminbi by PRC nationals and/or PRC corporate entities
"GDP"	gross domestic product (all references to GDP growth rates are to real as opposed to nominal rates of GDP growth)
"Global Offering"	the Hong Kong Public Offering and the International Offering
"GS Investor"	The Goldman Sachs Group, Inc.
"H Shares"	overseas listed foreign shares in our ordinary share capital, with a nominal value of RMB1.00 each, which are to be listed on the Hong Kong Stock Exchange, and subscribed for and traded in Hong Kong dollars
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HKSCC Nominees"	HKSCC Nominees Limited, a wholly owned subsidiary of HKSCC
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong dollars" or "HK dollars" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Offer Shares"	the 69,395,000 Offer Shares initially being offered for subscription in the Hong Kong Public Offering (subject to adjustment as described in the section headed "Structure of the Global Offering")
"Hong Kong Public Offering"	the offer for subscription of Offer Shares in Hong Kong (subject to adjustment as described in the section headed "Structure of the Global Offering") at the Offer Price (plus brokerage, SFC transaction levy, investor compensation levy and Hong Kong Stock Exchange trading fee) and on and subject to the terms and conditions described in this prospectus and the Application Forms, as further described in the section "Structure of the Global Offering — The Hong Kong Public Offering"
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Hong Kong Takeovers Codes"	the Codes on Takeovers and Mergers and Share Repurchases
"Hong Kong Underwriters"	the Underwriters listed in the section headed "Underwriting" under "Hong Kong Underwriters"
"Hong Kong Underwriting Agreement"	the underwriting agreement dated June 11, 2004 relating to the Hong Kong Public Offering entered into among us, our executive Directors, the Joint Global Coordinators and the Hong Kong Underwriters
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited
"HSBC Insurance"	HSBC Insurance Holdings Limited
"HSBC Price Adjustment Top-Up"	the subscription of additional Shares by HSBC Insurance under certain circumstances, as further described in the section headed "Business — Overseas Investors"
"ICBC"	Industrial and Commercial Bank of China
"ICBC (Asia)"	Industrial and Commercial Bank of China (Asia) Limited
"IFRS"	International Financial Reporting Standards promulgated by the International Accounting Standards Board ("IASB"); IFRS includes International Accounting Standards ("IAS") and their interpretations
"International Offering"	the offer for subscription and sale of certain Offer Shares (which may, at the option of investors, be delivered in the form of ADSs) to investors as further described in the section headed "Structure of the Global Offering — The International Offering"
"International Purchasers"	the group of Underwriters led by BOCI Asia Limited, Goldman Sachs (Asia) L.L.C., The Hongkong and Shanghai Banking Corporation Limited and Morgan Stanley & Co. International Limited (in alphabetical order) and expected to enter into the International Purchase Agreement to underwrite the International Offering
"International Purchase Agreement"	the international purchase agreement relating to the International Offering, expected to be entered into among our Company, the Selling Shareholders and the Joint Global Coordinators as the representatives of the International Purchasers on or around June 18, 2004 (New York time)
"Joint Global Coordinators"	BOC International Holdings Limited, Goldman Sachs (Asia) L.L.C., The Hongkong and Shanghai Banking Corporation

	Limited and Morgan Stanley Dean Witter Asia Limited (in alphabetical order)
"LASS"	LIMRA Agent Selecting System
"LIMRA"	Life Insurance Marketing Research Association
"Listing Date"	the date, expected to be on or about June 24, 2004, on which our H Shares are first listed and from which dealings therein are permitted to take place on the Hong Kong Stock Exchange
"Mandatory Provisions"	the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, for inclusion in the articles of association of companies incorporated in the PRC to be listed overseas, which were promulgated by the PRC Securities Commission, the predecessor of the CSRC, and the State Restructuring Commission on August 27, 1994, as amended and supplemented from time to time
"Ministry of Finance"	the PRC Ministry of Finance, which is responsible for the administration of State revenues and expenditures, financial and taxation policies and overall supervision of financial institutions
"MS Investor"	prior to June 17, 2002, MSCP Industry Development (Shenzhen) Company Limited, and thereafter, MSCP/PA Holding Limited, each an affiliate of Morgan Stanley Dean Witter Asia Limited
"National People's Congress" or "NPC"	the National People's Congress of the PRC
"Offer Price"	the final Hong Kong dollar price per Hong Kong Offer Share (exclusive of brokerage, SFC transaction levy, investor compensation levy and Hong Kong Stock Exchange trading fee) at which Hong Kong Offer Shares are to be sold, to be determined in the manner described in the section headed "Structure of the Global Offering"
"Offer Shares"	the H Shares offered in the Global Offering (for the purposes of this prospectus, the total number of initial Offer Shares under the Global Offering is assumed to be 1,387,892,000 Offer Shares)
"our Company", the "Company", the "Group", "we", and "us"	Ping An Insurance (Group) Company of China, Ltd., and, except where the context otherwise requires, all of its subsidiaries
"Over-allotment Option"	the option expected to be granted by us and the Selling Shareholders to the International Purchasers, exercisable by

	the Joint Global Coordinators on behalf of the International Purchasers for up to 30 days from the last day for lodging of applications under the Hong Kong Public Offering, to require us and the Selling Shareholders to issue and sell up to an aggregate of 208,183,000 additional H Shares (all or a portion of which may be delivered in the form of ADSs at the option of investors) as described in the section headed "Structure of the Global Offering"
"PBOC"	the People's Bank of China, the central bank of the PRC
"PBOC Rate"	the exchange rate for foreign exchange transactions set daily by the PBOC based on the previous day's China interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets
"PICC"	PICC Property and Casualty Company Limited
"Ping An Hong Kong"	China Ping An Insurance (Hong Kong) Company Limited, a subsidiary of the Company
"Ping An Life"	Ping An Life Insurance Company of China, Ltd., a subsidiary of the Company
"Ping An Overseas"	China Ping An Insurance Overseas (Holdings) Limited, a subsidiary of the Company
"Ping An Property & Casualty"	Ping An Property & Casualty Insurance Company of China, Ltd., a subsidiary of the Company
"Ping An Securities"	Ping An Securities Company, Ltd., a subsidiary of Ping An Trust
"Ping An Trust"	China Ping An Trust & Investment Co., Ltd., a subsidiary of the Company
"PRC", "China" or the "People's Republic of China"	the People's Republic of China, but for the purposes of this prospectus only (unless otherwise indicated), excludes Hong Kong, Macau or Taiwan
"PRC Company Law"	the Company Law of the PRC, as enacted by the Standing Committee of the Eighth National People's Congress on December 29, 1993 and effective on July 1, 1994, as amended, supplemented or otherwise modified from time to time
"PRC Insurance Law"	the Insurance Law of the PRC, as enacted by the Standing Committee of the Eighth National People's Congress on June 30, 1995 and effective on October 1, 1995, as amended, supplemented or otherwise modified from time to time
"PRC GAAP"	accounting rules and regulations in the PRC

"Price Determination Date"	the date on which the pricing of the Offer Shares will be fixed by the Joint Global Coordinators, on behalf of the Underwriters and us (for the Company and on behalf of the Selling Shareholders), expected to be June 18, 2004, and in any event not later than June 20, 2004
"Promoters" or "Promoter"	ICBC, China Merchants Shekou Industrial Zone Co., Ltd., China Ocean Shipping (Group) Company, Shenzhen Bureau of Finance and Shenzhen New Horse Investment Development Co., Ltd.; a Promoter means any one of the Promoters
"Regulation S"	Regulation S under the US Securities Act
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"Rule 144A"	Rule 144A under the US Securities Act
"Selling Shareholders"	Shenzhen Investment Holding Corporation Shenzhen Shum Yip Investment Development Company Limited Guangzhou Guangyong State-Owned Assets Management Co., Limited Qingdao Qifa Investment Co., Ltd. Shenzhen Construction Investment Holding Corporation Tianjin National Assets Management Co., Ltd. China Tianjin Ocean Shipping Agency Shanghai Jiushi Corporation Shandong Foreign Economic Trade and Financial Services Company Shenzhen Water Supply (Group) Co., Ltd. China National Offshore Oil Investment Holding Co., Ltd. Sinopec Financial L.L.C. Huludao Zinc Industry Co., Ltd. Shenyang Construction Investment & Assets Management Co., Ltd. Shenyang Hengxin Investment Management Co., Ltd. Shenzhen Economic Daily Shenyang Chenghao Securities Brokerage Co., Ltd.
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shares"	ordinary shares in the capital of our Company with a nominal value of RMB1.00 each, comprising Domestic Shares, Unlisted Foreign Shares and H Shares
"Special Regulations"	the Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies issued by the

	State Council of the PRC on August 4, 1994, as amended, supplemented or otherwise modified from time to time
"Sponsor"	BOCI Asia Limited
"State Administration of Foreign Exchange" or "SAFE"	the PRC State Administration of Foreign Exchange
"State Administration of Industry and Commerce" or "SAIC"	the PRC State Administration of Industry and Commerce
"State Council"	the State Council of the PRC
"Supervisors"	the members of the Supervisory Committee of our Company
"Supervisory Committee"	the supervisory committee established pursuant to the PRC Company Law, as described in the section headed "Directors, Supervisors, Senior Management and Staff"
"Underwriters"	the Hong Kong Underwriters and the International Purchasers
"Unlisted Foreign Shares"	ordinary shares issued by our Company, with a nominal value of RMB1.00 each, which are subscribed for in a currency other than Renminbi, or the consideration for which is the injection of assets and are held by persons other than PRC nationals or PRC corporate entities and are not listed on any stock exchange
"United States" or "US"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US dollars" or "US$"	United States dollars, the lawful currency of the United States
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended
"US GAAP"	generally accepted accounting principles in the United States
"US Securities Act"	the United States Securities Act of 1933, as amended
"WTO"	the World Trade Organization

GLOSSARY

The glossary contains explanations of certain terms and definitions used in this prospectus in connection with the Group and its business. The terms and their meanings may not correspond to standard industry meaning or usage to these terms. These terms are printed in boldface type the first time they appear in the prospectus summary and the first time they appear after the prospectus summary.

"annuity"	A contract that provides for periodic payments to an annuitant for a specified period of time, often until the annuitant's death.
"appraisal value"	An actuarially determined estimate of the economic value of the life insurance operations of an insurance company derived by adding to the embedded value an estimate of the value of future sales of new life insurance business.
"captive sales agents"	Sales agents that sell exclusively for one insurance company.
"cash surrender value"	The amount of cash available to a policyholder on the surrender of or withdrawal from a life insurance policy or annuity contract.
"cede"	When an insurer reinsures its risk with another insurer, it "cedes" business.
"claim"	An occurrence that is the basis for submission and/or payment of a benefit under an insurance policy. Claims may be covered, limited or excluded from coverage, depending on the terms of the policy.
"claims reserve"	Reserve liabilities established to provide for losses and administrative expenses associated with incurred but not reported claims and reported but not approved claims.
"combined ratio"	The sum of the loss ratio and the expense ratio for a property and casualty insurance company or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses.
"commission"	A payment to an agent or broker by an insurance company for service in respect of a sale or maintenance of an insurance product.
"deferred annuity"	A policy which, after a determined period of time, pays a periodic income benefit for the life of a person or for a specified number of years, or a combination thereof.
"deferred policy acquisition costs"	Commissions and certain other underwriting, policy issuance and selling expenses that are directly related to the production of business are referred to as policy acquisition costs. Policy

	acquisition costs that vary based on the level of production are deferred and later amortized to achieve matching of revenues and expenses.
"earned rate"	The investment return, adjusted for any applicable tax, assumed in the embedded value calculation.
"embedded value"	An actuarially determined estimate of the economic value of the life insurance operations of an insurance company based on a particular set of assumptions as to future experience, excluding any value attributable to any future new business.
"endowment life insurance"	Life insurance under which an insured party receives the face value of a policy if the individual survives the endowment period. If the insured party does not survive, a beneficiary receives the face value of the policy.
"expense ratio"	The ratio of property and casualty insurance operating expenses to net earned premiums.
"gross written premiums"	Total premium (whether or not earned) for insurance contracts written or assumed (including deposits for investment contracts with limited or no life contingencies written) during a specific period, without deduction for premium ceded.
"in-force"	A policy that is shown on records to be in-force on a given date and that has not matured by death or otherwise or been surrendered or otherwise terminated.
"incurred but not yet reported reserves" or "IBNR reserves"	Reserves for estimated losses and loss adjustment expenses which have been incurred but not yet reported to the insurer or reinsurer, including future development of claims which have been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.
"investment-linked life insurance"	An insurance policy that provides insurance for the insured party during the policy period and an investment return linked to an investment option selected by the policyholder.
"life insurance products"	Term which includes all the products offered by a life insurance company, such as group, individual, life and retirement.
"long-term life insurance policies"	Life insurance policies which are intended to be greater than twelve months in duration, are not subject to unilateral changes in the contract terms and require the performance of various functions and services (including but not limited to insurance protection) for an extended period of time.
"loss adjustment expenses" or "LAE"	The expenses of settling property and casualty claims, including legal and other fees and general expenses.

GLOSSARY

"loss ratio"	The ratio of a property and casualty insurance or reinsurance company's incurred claims and claims expenses to net earned premiums.
"Million Dollar Round Table"	An association of life insurance and financial service agents in which membership is obtained by selling a targeted amount of life insurance coverage.
"morbidity"	Incidence rates and duration of disability, varying by such parameters as age, gender and duration since disability, used in pricing and computing liabilities for accident insurance.
"mortality"	Rates of death, varying by such parameters as age, gender and health, used in pricing and computing liabilities for future policyholder benefits for life and annuity products, which contain significant mortality risk.
"net earned premiums"	The portion of net premiums written that is recognized for accounting purposes as income during a period.
"net level premium method"	Under the net level premium method, insurance companies must set aside policy reserves assuming that the ratio of pure insurance premium to total annual premium paid remains constant over the term of the policy. The net level premium method increases an insurance company's administrative expense burden in the early years of a policy, when actual administrative expenses exceed the portion of the premium received in such early years covering administrative expenses. Under an alternate method of calculating policy reserves, known as the Zillmer method, the pure insurance premium portion is reduced in the first few years of the policy, allowing, in effect, policy acquisition costs to be deferred.
"net written premiums"	Gross written premiums for a given period less premiums ceded to reinsurance companies during such period.
"non-participating policy"	Policies under which the policyholder receives no policyholder dividends. Non-participating policies generally feature lower premiums than participating policies.
"orphan policies"	Life insurance policies that were originally sold by an agent that no longer works with our Company.
"participating policies"	Policies or annuity contracts under which the owner is eligible to share in the divisible surplus of the insurer through policyholder dividends, whether or not such dividends are currently payable.
"persistency"	The percentage of insurance policies remaining in force from year to year, as measured by premiums.

GLOSSARY

"policy dividends"	Dividends periodically credited to participating policyholders.
"policyholders' reserves"	Reserve liabilities established to provide for future obligations arising under life insurance products.
"premium"	Payment and consideration received on insurance policies issued or reissued by an insurance company.
"premiums earned"	That portion of gross written premium in current and past periods which applies to the expired portion of the policy period, calculated by subtracting changes in unearned premium reserves from gross written premium.
"regular premium products"	A life insurance product with regular periodic premium payments.
"reinsurance"	The practice whereby one party, in consideration of a premium paid to it, agrees to indemnify another party for part or all of the liability assumed by the reinsured party under a contract or contracts of insurance which the reinsured party has issued.
"retention amounts"	The amount of insurance coverage that the primary insurer assumes for its own account, exclusive of any amount ceded to a reinsurer.
"reserves"	Liability established to provide for future benefits to policyholders net of liability ceded to reinsurance companies.
"share premium"	Paid-in capital in addition to issued and paid-up nominal share capital.
"short-term life insurance policies"	As used in connection with our insurance businesses, life insurance policies for a fixed period of no more than twelve months.
"statutory reserves"	Amounts required to be reserved under the PRC Insurance Law as well as PRC statutory accounting standards in order for an insurance company to provide for future obligations with respect to all policies. Statutory reserves are liabilities on the balance sheet of financial statements prepared in conformity with PRC statutory accounting standards.
"surrender"	The termination of a life or retirement contract at the request of the policyholder after which the policyholder receives the cash surrender value, if any, of the contract.
"surrender charge"	The fee charged to a policyholder when a life insurance policy or annuity is surrendered for its cash surrender value prior to the end of the surrender charge period. Such charge is intended to recover all or a portion of policy acquisition costs and act as a deterrent to early surrender.

GLOSSARY

"term life insurance"	Life insurance written for a specified period and under which no cash value is generally available on surrender.
"underwriting"	The process of examining, accepting or rejecting insurance risks, and classifying those accepted, in order to charge an appropriate premium for each accepted risk.
"unearned premium reserves"	Reserve liabilities established for premiums that have been paid but not yet earned with respect to life, accident and health insurance policies with an original term of one year or less and for property and casualty insurance policies.
"whole life insurance"	A permanent life insurance product offering guaranteed death benefits and guaranteed cash values.
"withdrawal"	Surrender in part. Some life insurance products permit the insured party to withdraw a portion of the cash surrender value of the contract. Future benefits are reduced accordingly.
"Zillmer method"	A method by which insurance companies may calculate policy reserves that in effect allows policy acquisition costs to be deferred. Under this method, the pure insurance premium portion used in the calculation of policy reserves is reduced in the first year of the policy. This reduction makes the policy reserve provisions smaller than those under the net level premium method. In years following the first year, the reduction in reserve provisions in the first year are gradually adjusted to eliminate the difference between the net level premium method and the Zillmer method over a predetermined term of, for example, five or ten years.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

- our business and operating strategies and our various measures to implement such strategies;
- the future competitive environment for the PRC insurance industry;
- our dividend distribution plans;
- any capital expenditure plans, particularly plans relating to upgrading of our information technology infrastructure and management information systems;
- our operations and business prospects, including development plans for our existing and new businesses, products and services;
- our financial condition and results of operations, including our profit forecast set forth in the section headed "Financial Information — Profit Forecast" and our **embedded value** and value of one year's new business set forth in the section headed "Embedded Value";
- the regulatory environment as well as the general industry outlook for the PRC insurance industry; and
- future developments in the PRC insurance industry.

The words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "seek", "will", "would" and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including:

- any changes in the laws, rules and regulations of the central and local governments in the PRC and the rules, regulations and policies of the CIRC and other relevant government authorities relating to all aspects of our business operations;
- general economic, market and business conditions in the PRC;
- changes or volatility in interest rates, foreign exchange rates, equity prices or other rates or prices;
- the effects of competition in the PRC insurance industry on the demand for and price of our products and services, particularly from foreign insurance companies as a result of the PRC's entry into the WTO;
- various business opportunities that we may pursue;
- the potential benefits we expect to derive from the purchase of a 73% equity interest in Fujian Asia Bank Ltd., which has been renamed Ping An Bank Limited;
- changes in population growth and other demographic trends, including mortality, morbidity and longevity rates, in the PRC;
- the occurrences of catastrophic events and their effect on our property and casualty business;

- the frequency and severity of insured loss events;
- **persistency** levels;
- changes in the availability, cost, quality or collectibility of **reinsurance;**
- our ability to identify, measure, monitor and control risks in our business, including our ability to improve our overall risk profile and risk management practices;
- our ability to properly price our products and services and establish **reserves** for future policy benefits and **claims;** and
- the risk factors discussed in this prospectus as well as other factors beyond our control.

Subject to the requirements of the Hong Kong Listing Rules, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information.

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You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below before making an investment in our H Shares or ADSs. You should pay particular attention to the fact that we are a PRC company and are governed by a legal and regulatory environment which in some respects may differ from that which prevails in other countries. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our H Shares or ADSs could decrease due to any of these risks, and you may lose all or part of your investment. For more information concerning the PRC and certain related matters discussed below, see the section headed "Supervision and Regulation", Appendix VI — "Summary of Principal Legal and Regulatory Provisions" and Appendix VII — "Summary of Articles of Association".

RISKS RELATING TO OUR OVERALL BUSINESS

Interest rate fluctuations as well as the continuation of the current low interest rate environment may materially and adversely affect our profitability.

During periods of declining interest rates, our average investment yield will decline as maturing investments, as well as bonds and loans that are redeemed or prepaid to take advantage of the lower interest rate environment, are replaced with new investments with lower yields and coupon payments from bonds we hold from time to time are reinvested at lower yields. This would reduce our return from investments of capital, which would adversely affect our profitability, regardless of whether such investments are used to support particular insurance policy obligations. Our life insurance policies tend to have a longer duration than our investment assets, and because our premiums are generally calculated based on a fixed assumed investment yield, lower interest rates tend to reduce the yield on our investment portfolio while our premium income from outstanding policies remains unchanged, thereby reducing our profitability. In addition, due to regulatory restrictions, our investment assets must remain concentrated in interest bearing investments, further exposing us to the risk of a decline in interest rates. If the current low interest rate environment continues, these negative effects on our profitability will persist or possibly increase as our average investment yield decreases.

Conversely, in periods of rising interest rates, while the increased investment yield will increase the returns on our investment portfolio, **surrenders** and **withdrawals** of policies may increase as policyholders seek investments with higher perceived returns. This process may lead to a flow of cash out of our businesses. In particular, these outflows may require our investment assets to be sold at a time when the prices of those assets are lower because of the increase in market interest rates, which may result in realized investment losses. In addition, unanticipated surrenders and withdrawals may require us to accelerate the amortization of **deferred policy acquisition costs,** which would adversely affect our results of operations. Moreover, a rise in interest rates would adversely affect our shareholders' equity in the immediate fiscal year due to a decrease in the fair value of our fixed-income investments.

Like other major PRC life insurance companies, we offered life insurance products with relatively high guaranteed rates of return from 1995 to 1999, primarily as a result of the then prevailing high market interest rates. These products expose us to the risk that changes in interest rates will reduce our interest rate spread, or the difference between the amounts that we are required to pay under these policies and the rate of return we are able to earn on our

investments intended to support our obligations under these policies. In the current low interest rate environment, the substantial shortfall between the market interest rates and the guaranteed rates of return offered by these products has resulted in a negative interest rate spread, which has adversely affected our results of operations. As of December 31, 2003, based on an assumed discount rate equal to the earned rate or 10.0% and an assumed discount rate equal to the earned rate or 15.0%, without deducting the cost of holding required solvency margin, the estimated value of the value of in-force business written prior to June 1999 was negative RMB25,129 million and negative RMB19,504 million, respectively. See the section headed "Composition of the Value of In-force Business" in the Consulting Actuaries' Report set forth in Appendix IV. In 2003, the average pricing rate for all of our guaranteed return life insurance products was approximately 5.0%, while our average investment return was approximately 4.4%. On June 10, 1999, the CIRC reduced the guaranteed rates of return that an insurance company may offer on its life insurance products to not more than 2.5%. Further declines in interest rates may increase the negative interest rate spread, which would further reduce our profitability. Conversely, during periods of rising interest rates, we may not be able to replace our existing investments with higher yielding investments in a timely manner, even though we may need to continue offering products with relatively higher guaranteed rates of return in order to retain existing or attract new customers. This may also have a material adverse effect on our results of operations. See the section headed "Financial Information — Overview — Negative Interest Rate Spread on Legacy High Guaranteed Return Products".

Due to the limited availability of long-term fixed income securities in the PRC capital markets and the legal and regulatory restrictions on the types of investments we may make, we are unable to match closely the duration of our assets and liabilities, which increases our exposure to interest rate risk.

Like other insurance companies, we seek to manage interest rate risk through managing, to the extent possible, the average duration of our investment assets and the insurance policy liabilities they support. Matching the duration of our assets to their related liabilities reduces our exposure to changes in interest rates, because the effect of the changes will largely be offset against each other. However, restrictions under the PRC Insurance Law on the assets classes in which we may invest, as well as the limited availability of long-duration investment assets in the markets in which we invest, has resulted in the duration of our assets being shorter than that of our liabilities. Moreover, the PRC financial markets currently do not provide an effective means for us to hedge our interest rate risk through financial derivative products. We believe that, with the gradual easing of the investment restrictions imposed on insurance companies in the PRC, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to manage the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment. However, if we are unable to match more closely the duration of our assets and liabilities, we will continue to be exposed to risks related to interest changes, which may materially and adversely affect our financial condition and results of operations.

Our business and prospects would be materially and adversely affected if we are not able to manage our growth successfully.

We have experienced rapid growth in a relatively short period of time. The management of this growth has required significant management and operational resources and is likely to continue to do so. The management of our growth will require, among other things:

- the development of adequate underwriting and claim handling capabilities and skills;
- stringent cost controls;
- sufficient capital base;
- continued strengthening of financial and management controls and information technology systems;
- increased marketing and sales activities; and
- the hiring and training of new personnel.

We cannot assure you that we will be successful in managing our growth. In particular, we may have difficulties in hiring and training rapidly sufficient numbers of customer service personnel to keep pace with the growth in the number of our customers. In addition, we may experience difficulties in upgrading, developing and expanding our information technology systems quickly enough to accommodate our growing customer base. If we are not able to manage our growth successfully, our business and prospects would be adversely affected.

We may need additional capital in the future, and we cannot assure you that we would be able to obtain such capital on acceptable terms, or at all.

In order for us to grow, remain competitive, enter new businesses, expand our base of operations or meet regulatory capital adequacy or solvency margin requirements, we may require new capital in the future. Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

- our future financial condition, results of operations and cash flows;
- the ability to obtain the necessary regulatory approvals on a timely basis;
- general market conditions for capital raising activities by insurance companies and other financial institutions; and
- economic, political and other conditions in the PRC and elsewhere.

We cannot assure you that we will be able to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the terms and amount of any additional capital raised through issuances of equity securities may result in significant dilution of shareholders' interests.

Our risk management policies and procedures and internal controls, as well as the risk management tools available to us, may not be adequate or effective in all respects, and may expose us to unidentified or unanticipated risks, which could materially and adversely affect our business or result in losses.

Our risk management policies and procedures and internal controls may not be fully adequate or effective in mitigating our risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Some methods of managing risk are based upon observed historical market behavior. As a result, those methods may not predict future risk exposures, which could be significantly greater than those indicated by the historical measures. Other risk management methods depend upon an evaluation of available information regarding operating and market conditions or other matters. This information may not be accurate, complete, up-to-date or properly evaluated in all cases. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, as well as appropriate internal control systems. These policies and procedures and internal controls may not be fully effective in all circumstances, and our business, financial condition and results of operations may be materially and adversely affected by the corresponding increase in our risk exposure. Insurance companies typically utilize various financial instruments and investments to manage risks associated with their businesses. However, current PRC rules and regulations restrict the types of financial instruments and investments we may hold. As a result, the risk management tools available to us are limited.

Any significant failure in our information technology systems, including our management information systems, could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across numerous and diverse markets and products at a time when transaction processes have become increasingly complex and the volume of such transactions are growing at a significant rate. The proper functioning of our financial control, accounting, customer database, customer service and other data processing systems, including those relating to underwriting and claim processing, together with the communication systems between our various branch offices and our main information technology centers, is critical to our business and to our ability to compete effectively. Although we have a backup data center that could be used in the event of a catastrophe or a failure of our primary system, and have established alternative communication systems where available, we cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communications systems, which could be caused by, among others, software bugs, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

A perceived reduction in our financial strength or a downgrade in our rating could increase policy surrenders and withdrawals and damage our relationship with our creditors, our counterparties and the distributors of our products.

Measures of financial strength are an important factor affecting public confidence in our products and, as a result, our competitiveness. In particular, customers may consider, among other measures, our financial strength rating and solvency margin ratio when deciding whether to purchase insurance from us. A downgrade in our financial strength rating or a significant reduction in our solvency margin ratio could have a material adverse effect on our business because such development may, among other things:

- increase the number of policy surrenders and withdrawals;
- damage our relationship with our creditors, our counterparties and the distributors of our products; and
- negatively impact new sales of our products.

As with all financial services companies, the conduct of our business depends upon, among others, consumer confidence in the financial service industry's, and our, financial strength. Any decrease in consumer confidence in the financial service industry as a whole, or in us in particular, could have a material adverse effect on our business and prospects.

Our ability to pay dividends and meet other obligations depends on dividends and other payments from our operating subsidiaries, which may be subject to contractual and other limitations.

We are a holding company and, with the exception of investment management activities, do not conduct any significant business operations on our own. As a result, we depend upon dividends and distributions from our operating subsidiaries for substantially all of our cash flow. Most of our assets are held by these subsidiaries. Our liquidity and ability to pay interest and expenses, meet our obligations and pay cash dividends are dependent upon the flow of funds from these subsidiaries. We cannot assure you that these subsidiaries will generate sufficient funds to support dividends payments and other distributions in an amount sufficient to meet our cash requirements and pay shareholder dividends.

Our ability to pay dividends or make other payments may be further restricted by covenants contained in agreements governing our debt. In addition, our subsidiaries may incur debt to third parties, the terms of which may restrict our ability to obtain funds from the applicable subsidiaries. See the section headed "Supervision and Regulation" and Appendix VII — "Summary of Articles of Association — Dividends and Other Methods of Profit Distribution".

Misconduct by our employees and agents is difficult to detect and deter and could harm our business, financial condition and results of operations.

Employee and sales agent misconduct could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm to us. Such misconduct could occur in each of our businesses and could include:

- binding us to transactions that exceed authorized limits;
- hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;
- improperly using or disclosing confidential information;
- recommending products, services or transactions that are not suitable;
- engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities when marketing or selling insurance policies to our customers;
- engaging in unauthorized or excessive transactions to the detriment of customers; or
- otherwise not complying with applicable laws or our internal control procedures.

We cannot always deter employee and agent misconduct, and the precautions we take to prevent and detect these activities may not be effective in all cases. See the section headed "Business — Legal and Regulatory Proceedings". We cannot assure you that employee misconduct will not materially and adversely affect our business, financial condition and results of operations.

Our largest shareholders may take collective actions that are not in, and may conflict with, our or our other shareholders' best interests.

Immediately after the completion of the Global Offering, assuming the Over-allotment Option is not exercised and no new Shares are issued pursuant to the HSBC Price Adjustment Top-Up, our five existing largest shareholders will own, directly or indirectly, approximately 38.9% of our outstanding Shares. Accordingly, our largest shareholders, including these five shareholders, may continue to collectively have the ability to exercise significant influence over our business, including matters relating to:

- our management, business strategies and policies;
- the timing and distribution of dividends;
- any plans relating to mergers, acquisitions, joint ventures, investments or divestitures; and
- the election of our Directors and Supervisors.

Our largest shareholders may collectively take actions that you may not agree with or that are not in our or our other shareholders' best interests.

A material increase in the enterprise income tax rate applicable to our operations in Shenzhen would materially and adversely affect our financial condition and results of operations.

Our operations in Shenzhen are subject to a preferential enterprise income tax rate of 15% applicable in the Shenzhen Special Economic Zone, as opposed to the standard enterprise income tax rate of 33% to which most of our operations outside Shenzhen are subject. We cannot assure you that the enterprise income tax rate in Shenzhen will not be increased in the future. As a majority of our investment income is subject to the preferential enterprise income tax rates, a material increase in the enterprise income tax rate in Shenzhen would materially and adversely affect our financial condition and results of operations.

Any future outbreak of severe acute respiratory syndrome or similar illnesses in the PRC may have a material adverse effect on our financial condition and results of operations.

From November 2002 to June 2003, the PRC and certain other countries and regions experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, new cases of SARS have been reported in the PRC since April 22, 2004. We cannot predict at this time the effect of any new outbreak of SARS or SARS-like illnesses on our business and prospects. In particular, many aspects of SARS, including its cause, means of transmission and ability to survive in different environments, are still not well understood by the international medical community. As a result, any future outbreak of SARS or SARS-like illnesses may, among other things, significantly increase the payment obligations under our life and health insurance policies, which could materially and adversely affect our profitability. Moreover, a future outbreak may significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. For example, the previous outbreak of SARS reduced the activity level of our sales force, and reduced sales of our insurance products. We cannot assure you that any future outbreak of SARS or SARS-like illnesses would not have a material adverse effect on our financial condition and results of operations.

Future periodic examinations by PRC regulatory authorities may result in fines, other penalties or actions that could materially and adversely affect our business, financial condition and results of operations as well as our reputation.

We are subject to periodic examinations by PRC regulatory authorities. In the past, we have from time to time been found to have violated certain laws and regulations. As a result, we have been subject to penalties, including, among others, fines. During the three years ended December 31, 2003, we were fined approximately 740 times totaling approximately RMB32 million by PRC regulatory authorities. These fines covered violations relating to, among other things, improper payments in connection with sales of insurance products, accounting irregularities (including improper booking of accounting entries at our branch and sub-branch offices), misrepresentation by sales agents when marketing insurance products and late payment of income taxes. These penalties have not had a material adverse effect on our business, financial condition and results of operations. We cannot assure you, however, that future examinations by PRC regulatory authorities would not result in fines, other penalties or actions that could materially and adversely affect our business, financial condition

and results of operations as well as our reputation. See the section headed "Business — Legal and Regulatory Proceedings" for further information.

We do not possess the title deeds in respect of some of the properties owned by us.

As of the date of the valuation report set forth in Appendix III to this prospectus, we owned approximately 605 buildings with an aggregate gross floor area of approximately 682,565 sq.m., out of which 599 buildings with an aggregate gross floor area of approximately 682,220 sq.m. were located in the PRC. We hold the relevant long-term granted land use right certificates and/or building ownership certificates (the "**title deeds**") for all but 149 buildings with an aggregate gross floor area of approximately 277,995 sq.m. situated in the PRC (the "**defective properties**"). We are in the process of applying for the relevant title deeds that we do not yet hold. Upon obtaining the title deeds for a defective property, we will have the lawful rights to occupy, let, transfer and mortgage such property. We may have great difficulties in obtaining the relevant title deeds for 64 of the 149 defective properties with an aggregate gross floor area of approximately 119,404 sq.m. See the section headed "Business — Properties — Property Titles". We cannot predict with certainty how our rights as owner/occupier of these defective properties would be adversely affected as a result of the absence of the title deeds as described above.

We may be subject to administrative sanctions, fines and other penalties for using our funds in a manner that is inconsistent with, or impermissible under, the applicable limitations set forth in the PRC Insurance Law and CIRC regulations.

The PRC Insurance Law and CIRC regulations have strict limitations on the use of funds by PRC insurance companies. In particular, the PRC Insurance Law and CIRC regulations prohibit PRC insurance companies from, among other things, using their funds to engage in securities or other activities that are outside of the scope of normal insurance operations. We may have in the past used our funds in a manner that is inconsistent with, or impermissible under, the applicable limitations set forth under the PRC Insurance Law and CIRC regulations. These activities may have included providing funds for, among other things, the establishment of a securities business, the investment in unlisted equity securities and the development of real estate projects. We have either terminated or are in the process of rectifying these activities. See the section headed "Supervision and Regulation — Areas Prohibited for Use of Funds of an Insurance Company". While we have not been subject to any material administrative sanctions, fines or other penalties for such use of our funds, we cannot assure you that the relevant regulatory authorities would not take additional actions against us in the future. Any future administrative sanctions, fines or other penalties may have a material adverse effect on our business, financial condition and results of operations.

If we are not able to realize the potential benefits of our acquisition of an equity interest in Fujian Asia Bank Ltd., our business prospects may be materially and adversely affected.

Fujian Asia Bank Ltd. became a 73% owned subsidiary of Ping An Trust on February 19, 2004, and has been renamed Ping An Bank Limited as of the same date. Ping An Bank Limited is a joint venture bank primarily engaged in foreign currency commercial banking businesses in the PRC. We intend to use Ping An Bank Limited to develop a multiple financial services platform that allows us to better service our customers. We cannot assure you that

we will be successful in achieving the potential benefits of this transaction. If we are not otherwise successful in managing credit risk and maintaining capital discipline in developing consumer banking business or integrating the operations of the combined entities, we may not be able to realize the potential benefits of this transaction and our business prospects may be materially and adversely affected.

RISKS RELATING TO OUR INSURANCE OPERATIONS

Differences between actual benefits and claims experience and underwriting and reserving assumptions may require us to increase our reserves.

We establish and carry, as balance sheet liabilities, reserves of how much we will need to pay for future benefits and claims. For our life insurance products, we calculate these reserves based on many assumptions and estimates, including:

- estimated premiums we will receive over the assumed life of the insurance policy;
- the mortality rate;
- lapse and surrenders;
- the timing of the event covered by the insurance policy;
- the amount of benefits or claims to be paid; and
- the investment returns on the assets we purchase with the premiums we receive.

We establish property and casualty reserves based on assumptions and estimates of damages and liabilities incurred. We establish our healthcare related reserves based on assumptions and estimates of morbidity rates, policy and claim termination rates, benefit amounts, investment returns and other factors. Consequently, our earnings depend significantly upon the extent to which our actual claims experience is consistent with the assumptions and estimate used in setting the prices for our products and establishing the reserves for our obligations for future policy benefits and claims. To the extent that actual benefits or claims experience is less favorable than our underlying assumptions and estimates used in establishing our reserves, we may be required to increase our reserves. Any such increase in reserves will result in additional charges, and may reduce our net income.

The process of estimating reserve liabilities is a difficult and complex exercise involving many variables and subjective judgments. Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of the liabilities for unpaid policy benefits and claims, we cannot determine precisely the amount which we will ultimately pay to settle these liabilities. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into future. In addition, variations in benefits or claims experience and fluctuation on benefits or claims could cause actual underwriting experience, such as lapse, mortality, expense and morbidity, to be different from actuarial assumptions used in the pricing of our insurance products. In addition, the relatively short history of the PRC insurance industry in terms of claims experience may affect our ability to establish actuarial assumptions for certain products, such as health care insurance products. We evaluate our reserves periodically, based on changes in the assumptions and estimates used to establish these reserves, as well as our actual policy benefits and claims experience. We charge or credit changes in our reserves to expenses in the period the reserves are

established or re-estimated. If the reserves originally established for future policy benefits prove inadequate, we must increase our reserves, which may have a material adverse effect on our business, financial condition and results of operations.

Competition in the PRC insurance industry is increasing and our business and prospects will be harmed if we are not able to compete effectively.

We face competition in all areas of our business. Competition in the insurance industry is based on many factors, including premiums charged and other terms and conditions of coverage, services provided, financial ratings assigned by independent rating agencies, claims services, reputation, perceived financial strength and the experience of the insurance company in the line of insurance to be written. Our competitors include both domestic and foreign-invested life insurance and property and casualty insurance companies, mutual fund companies and other financial services providers. Some of these companies have greater financial, management and other resources than we do, and may have more extensive experience than us. Furthermore, these companies may be able to offer a broader range of products and services, as well as establish their reserves more adequately, than us. In addition, some of our domestic competitors have taken advantage of favorable governmental policies that are applicable to them. For example, these competitors were allowed to establish a nationwide business network before we were allowed to establish such a network. Furthermore, in 2003, some of these competitors were also allowed to deduct certain expenses not normally deductible under PRC tax law in connection with their respective restructurings. The entry by foreign insurance companies into the PRC insurance market has also continued to increase in recent years, and is expected to further increase as a result of the PRC's entry into the WTO. In particular, some of these new entrants may be able to commence operations rapidly by forming alliances and joint ventures with other PRC companies and by employing products and skills developed in their home markets. Some of these new entrants may also adopt pricing strategies that are more aggressive than the PRC insurance companies, including us. In addition, recent changes in PRC investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may be more attractive to the public and adversely affect the sale of some of our products, including participating life insurance and investment-linked products. The increased competitive pressures resulting from these and other factors may materially and adversely affect our business and prospects, as well as have a material adverse effect on our financial condition and results of operations by, among other things:

- reducing our market share in our principal lines of business;
- decreasing our margins and spreads;
- reducing the growth of our customer base;
- increasing our policy acquisition costs;
- increasing our operating expenses, such as sales and marketing expenses; and
- increased turnover of management and sales personnel.

We depend on select management and actuarial personnel as well as dedicated sales agents, and could be materially and adversely affected by the loss of their services.

We depend on the continued service of our senior management members (including Mr. Ma Mingzhe and Mr. Sun Jianyi) and skilled actuarial and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we may be required to increase substantially the number of these employees in connection with our future growth plans, and there is intense competition for their services in the PRC insurance industry. We cannot assure you that we will be able to retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and attract the additional personnel we may require.

We also depend to a significant extent on sales agents to distribute our life insurance products. In particular, we compete to attract and retain dedicated sales agents that distribute our life insurance products. Intense competition exists for dedicated sales agents with demonstrated ability. We compete for these agents with other insurance companies primarily on the basis of our reputation, brand name, products, compensation and retirement benefits, training, support services and financial position. While we have undertaken, and expect to continue to undertake, various initiatives and measures to retain and attract our agents, we cannot assure you that these initiatives will succeed in attracting new agents or retaining existing agents. Sales and persistency in our businesses, as well as our financial condition and results of operations, could be materially and adversely affected if we are unsuccessful in attracting and retaining these sales agents.

The termination or disruption of our bancassurance arrangements in the PRC may have a material adverse effect on our competitiveness and result in a decline in our revenues and profits.

We currently have arrangements with China Post, the four largest national commercial banks, many regional and local commercial banks in the PRC for the distribution of our **bancassurance** products through their respective branch networks, the most significant of which are with ICBC and Bank of China, two of the largest national commercial banks in the PRC. Our sales through these bancassurance arrangements totaled approximately RMB10,562 million, or approximately 16.7%, of our **gross written premiums** and policy fees in 2003, with ICBC contributing approximately 42% of such sales. If we fail to maintain, or experience significant disruptions with respect to, these arrangements, our competitiveness may be adversely affected, and we may not be able to replace lost premium volumes with premiums derived from other sources, which may have a material adverse effect on our revenues and profits.

Our business and prospects would be materially and adversely affected to the extent our cross-selling activities are not successful.

We intend to expand our business with our existing customers and increase our revenues by expanding our cross-selling efforts. We cannot assure you, however, that our cross-selling activities will be successful. In particular, the applicable PRC regulatory framework allows for a high level of discretion on the part of the regulators empowered to oversee and review our cross-selling activities, and licensing is required for certain cross-selling activities. If we are

deemed to have violated any cross-selling regulations, we may be required to cease our cross-selling activities, which may have a material adverse effect on our business and prospects. In addition, we may need to significantly upgrade our existing information technology systems in order to enable us to better understand and predict the behavioral patterns of our customers. We cannot assure you that our efforts in this regard will be successful. Furthermore, the cross-selling of insurance and other financial products is a relatively new concept in the PRC, and we cannot assure you that our cross-selling activities would be widely accepted by our customers.

Catastrophic losses could materially reduce our profitability or cash flow.

Our property and casualty insurance operations expose us to claims arising out of catastrophes. Earthquakes, typhoons, floods, wind, fires, explosions, industrial accidents and other events may cause catastrophes, and the occurrence and severity of catastrophes are inherently unpredictable. We recorded losses arising out of catastrophes in aggregate amounts of approximately RMB360 million, RMB242 million and RMB226 million in 2001, 2002 and 2003, respectively. In accordance with IFRS, we do not establish reserves for catastrophes in advance of their occurrence, and the loss or losses from a single catastrophe or multiple catastrophes could be material to our financial condition and results of operations or cash flow in any particular period.

If we are not able to obtain reinsurance on a timely basis or at all, we may be required to bear increased risks or reduce the level of our underwriting commitments.

Our ability to obtain reinsurance on a timely basis and at a reasonable cost is subject to a number of factors, including prevailing market conditions, that are beyond our control. The availability and cost of reinsurance may affect the volume of our business as well as our profitability. In particular, we may be unable to maintain our current reinsurance coverage or to obtain other reinsurance coverage in adequate amounts and at favorable rates. If we are unable to renew our expiring coverage or to obtain new reinsurance coverage, either our net risk exposure would increase or, if we are unwilling to bear an increase in net risk exposures, our overall underwriting capacity and the amount of risk we are able to underwrite would decrease. To the extent we are not able to obtain reinsurance on a timely basis and at a reasonable cost, or at all, our business, financial condition and results of operations would be materially and adversely affected.

A default by one or more of our reinsurers could materially and adversely affect our financial condition and results of operations.

Like other major insurance companies in the world, we transfer some of the risk we assume under the insurance policies we underwrite to reinsurance companies in exchange for a portion of the premiums we receive in connection with the underwriting of these policies. Although reinsurance makes the reinsurer liable to us for the risk transferred, it does not discharge our liability to our policyholders. As a result, we are exposed to credit risk with respect to reinsurers in all lines of our insurance business. In particular, a default by one or more of our reinsurers under our existing reinsurance arrangements would increase our financial losses arising out of a risk we have insured, which would reduce our profitability and may adversely affect our liquidity position. For example, the applicable PRC regulations relating to reinsurance currently require all PRC property and casualty insurers to **cede** 10% of

gross written premiums under certain types of insurance policies to China Reinsurance Company. In the event of a catastrophic loss that affects a significant number of PRC insurers, China Reinsurance Company may not be able to pay us on a timely basis, or at all. In addition, China Reinsurance Company is currently not rated by any of the recognized international credit rating agencies. We also have life insurance treaty and property and casualty insurance reinsurance arrangements with a number of international reinsurance companies, all of which had a credit rating of at least A– from Standard and Poor's at the time they entered into reinsurance agreements with us. However, we cannot assure you that these reinsurance companies will be able to meet their obligations under the existing reinsurance arrangements on a timely basis, or at all, or that these insurance companies will be able to maintain a credit rating of at least A– from Standard and Poor's during the term of their reinsurance arrangements with us. If our reinsurers fail to pay us or fail to pay us on a timely basis, our financial condition and results of operations could be materially and adversely affected.

RISKS RELATING TO OUR INVESTMENT PORTFOLIO

We may incur significant losses on our investments, which may cause our investment income to decrease, and could have a material adverse effect on our financial condition and results of operations.

Our investment returns, and thus our profitability, may be adversely affected from time to time by conditions affecting our specific investments and, more generally, by market fluctuations as well as general economic, market and political conditions. In particular, our ability to make a profit on our insurance products depends in part on the returns on investments supporting our obligations under these products, and the value of specific investments may fluctuate substantially. Our investment income has been affected in 2001 and 2002 by decreases in the fair value of equity investments, as well as fluctuations in realized gains and losses on the sale of investments, resulting from movements in market interest rates, unfavorable conditions in the PRC securities markets and other factors. Future movements in market interest rates, unfavorable conditions in the PRC securities markets or other factors may cause our investment income to decrease significantly, and could have a material adverse effect on our financial condition and results of operations.

Applicable PRC regulations limit our ability to diversify our investment portfolio as well as seek an optimal return on our investments; as a result, a decrease in the value of a particular type of investment may have a material adverse effect on our financial condition and results of operations.

As a result of the current PRC regulatory restrictions, substantially all of our investment assets are concentrated in a limited number of investments that are located in the PRC. A detailed discussion of these restrictions is set forth in the section headed "Supervision and Regulation — Insurance Business — Use of Insurance Funds". As of December 31, 2003, fixed deposits at commercial banks, government bonds, finance bonds for government projects, corporate bonds of state-owned companies and equity investment funds investing in shares of companies listed on the Shanghai and Shenzhen stock exchanges accounted for approximately 50.2%, 24.5%, 12.3%, 6.9% and 2.9%, respectively, of our total investment assets. Our inability to diversify our investment portfolio exposes us to a significant level of risk associated with these types of investments. For example, as of December 31, 2003, RMB43,497 million, or approximately 55.6% of our total fixed deposits or approximately 27.9%

of our total investment assets, were concentrated in five commercial banks. A continued high level of non-performing loans could affect the capital adequacy and solvency of commercial banks, which may put our fixed deposits at risk. In addition, adverse market conditions or other developments in the future may prevent us from continuing to enjoy the preferential long-term deposit rates that we are currently able to secure from commercial banks. See the section headed "Business — Investment Portfolio — Portfolio Composition — Fixed Deposits". Moreover, if the PRC government's budget deficit continues to increase, the value of the government and finance bonds we invest in may be adversely affected. In addition, approximately 43.7% of our total investment assets as of December 31, 2003 consisted of fixed maturity securities. The issuers whose fixed maturity securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failure or other reasons. Losses due to these defaults could reduce our profitability. Furthermore, the Shanghai and Shenzhen stock exchanges have experienced significant volatility in recent years, and the value of shares of many companies listed on these exchanges have experienced similar volatility. Consequently, a decrease in the value of any of these types of investments could have a material adverse effect on our financial condition and results of operations.

Certain of our fixed income investment assets are not rated, which may affect your ability to independently evaluate the risks of our investments.

Unlike the prevailing practice for insurance companies in the United States and the European Union, PRC insurance companies generally do not have a credit rating for their investment assets. As a result, you may not be able to independently evaluate the risks of our investments. To the extent we suffer significant losses on our investments, our financial condition and results of operations would be materially and adversely affected.

Fluctuations in share values resulting from the volatility of the PRC securities market may materially and adversely affect the value of our investment portfolio and our financial condition and results of operations.

The PRC securities market is smaller and can be more volatile than the securities markets in the United States and in certain European countries. In particular, the Shanghai and Shenzhen stock exchanges have experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. At December 31, 2003, 2.9% of our investment portfolio was invested in equity investment funds, the value of which fluctuates depending on company specific and general market conditions. The broad investment environment in the PRC has negatively affected the value of these equity investment funds and may continue to do so in the future. Any decrease in the value of our equity investment funds may materially and adversely affect the value of our investment portfolio or shareholders' equity.

RISKS RELATING TO THE PRC INSURANCE INDUSTRY

Our businesses are highly regulated and we may be materially and adversely affected by future regulatory changes.

Our life insurance and property and casualty insurance businesses are regulated primarily by the CIRC, and we are subject to laws regulating all aspects of our insurance

business, including the recently amended PRC Insurance Law and related rules and regulations. In addition, our trust and securities businesses are regulated by the CBRC and the CSRC, respectively. Compliance with applicable laws, rules and regulations may restrict our business activities. Furthermore, these laws, rules and regulations may change from time to time and we cannot assure you that future legislative or regulatory changes, including deregulation, would not have a material adverse effect on our business, financial condition and results of operations. Moreover, we may be required to increase our reserves in response to future changes in CIRC rules and regulations. Furthermore, the adoption of any new life mortality table may also affect, among other things, our business and prospects. We cannot predict at this time the effect of potential regulatory changes on our business and profitability. In addition, some of the laws, rules and regulations that we are subject to are relatively new and therefore there remains uncertainty regarding their interpretation and application. Moreover, failure to comply with any of the numerous laws, rules and regulations to which we are subject could result in fines, suspension or, in extreme cases, business license revocation, which could materially and adversely affect us. In particular, future laws, rules and regulations, or the interpretation of existing or future laws, rules and regulations, may have a material adverse affect on our business, financial condition and results of operations.

New entrants in the PRC insurance market as a result of the PRC joining the WTO may increase competition and reduce our profitability.

As a result of the PRC joining the WTO in December 2001, the PRC government is gradually reducing restrictions on foreign participation in the PRC insurance market. We expect the PRC government to continue reducing these restrictions in accordance with the PRC WTO accession agreement. This will result in the further opening of the PRC insurance market to foreign insurance companies, and could erode certain competitive advantages that we currently enjoy, such as our nationwide business network. In particular, the PRC has undertaken in the accession agreement relating to its entry into the WTO to, over a period of five years:

- eliminate geographic restrictions on business activities of foreign-invested insurance providers;
- eliminate scope of business and ownership restrictions for foreign-invested property and casualty insurance providers;
- eliminate scope of business restrictions for foreign-invested life insurance providers; and
- increase the foreign ownership limit for life insurance providers to 50%.

The opening of the PRC insurance market to foreign insurance companies and the resulting increased competition may materially and adversely affect our business as well as our future profitability.

All of our insurance agents are required to obtain a qualification certificate from the CIRC and register with the relevant local bureau of the SAIC; if the regulatory authorities decide to enforce these qualification and registration requirements, our business may be materially and adversely affected.

Insurance agents in the PRC are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See the section headed "Supervision and Regulation — Insurance Agents". Approximately 28% of our individual insurance agents had not obtained such a certificate as of December 31, 2003. We believe the CIRC has not, to date, taken any action against an insurance company or its individual insurance agents for failing to be so qualified. In May 2004, the CIRC issued a circular requiring insurance companies to adopt effective measures in carrying out the qualification certificate requirement. If the CIRC were to enforce this regulation in the future, and if a substantial number of our individual insurance agents do not become licensed, we would lose a significant number of our individual insurance agents, which could adversely affect our ability to service our customers, as well as our plan to further develop our individual life insurance business. This could have a material and adverse effect on our future growth and prospects. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificate. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

Under the PRC Insurance Law, insurance agents are required to be registered with, and obtain a business license from, the relevant local bureau of the SAIC. Historically, this requirement has not been generally enforced, and it is our understanding that the SAIC does not have procedures in place to effect the registration and licensing of individual insurance agents. Consequently, substantially all of our individual insurance agents are not in compliance with this requirement. We believe other insurance companies operating in the PRC operate under similar circumstances. To date, this noncompliance has not had a material adverse effect on our business. We do not know whether the local bureau of the SAIC will enforce this requirement in the future. If this requirement were to be enforced in the future, our insurance agents would be required to register and obtain a business license. We cannot assure you that all of our individual insurance agents would obtain such licenses. The enforcement of this requirement could adversely affect the composition and effectiveness of our individual insurance agent distribution system, which could have a material adverse effect on our business.

The further development of regulations in the PRC may impose additional costs and restrictions on our activities.

We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in the PRC. In exercising its authority, the CIRC is given wide discretion. The PRC insurance regulatory regime is undergoing significant change as it moves toward a more transparent regulatory process. Some of these changes may result in additional costs or restrictions on our activities. In particular, some of the changes may require us to take additional steps to comply with new rules and regulations on a timely basis. We cannot assure you that we will be able to achieve full compliance with any such new rules and regulations within any prescribed timeframe, and any such compliance may result in our incurring

increased compliance and other costs. Moreover, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For example, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products. If this level were to be increased in the future, our profitability could be materially and adversely affected.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could be dilutive to you, or could reduce our growth.

We are required by CIRC regulations to maintain our solvency at a level in excess of minimum solvency levels. Our minimum solvency is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of insurance policies we sell and by regulations on the determination of statutory reserves. Our solvency is also affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs, and policyholder and shareholder dividends. If we continue to grow rapidly in the future, or if the required solvency level is increased in the future, we may need to raise additional capital to meet our solvency requirement, which would be dilutive to you. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

The rate of growth of the PRC insurance market may not be as high or as sustainable as we anticipate.

The rate of growth of the PRC insurance market may not be as high or as sustainable as we anticipate. This may be the case even though we expect the insurance market in the PRC to expand and the penetration rate to rise with the growth of the PRC economy and household wealth, continued social welfare reform, demographic changes and the opening of the PRC insurance market to foreign participants. The impact on the PRC insurance industry of certain trends and events, such as the pace of economic growth in the PRC, the PRC's accession to the WTO and the ongoing reform of the social welfare system is generally prospective and is currently not clear. Consequently, the growth and development of the PRC insurance market is subject to a number of uncertainties that are beyond our control.

GENERAL RISKS RELATING TO THE PRC

Substantially all of our assets are located in the PRC, and substantially all of our revenues are derived from our operations in the PRC. Accordingly, our financial condition, results of operations and prospects will be affected to a significant extent by economic, political and legal developments in the PRC.

The PRC's economic, political and social conditions and government policies could affect our business.

Substantially all of our business, assets and operations are located in the PRC. The economy of the PRC differs from the economies of most developed countries in many respects, including:

- government involvement;

- level of development;
- growth rate;
- control of foreign exchange; and
- allocation of resources.

While the PRC's economy has experienced significant growth in the past twenty years, such growth has been concentrated in certain geographic areas and sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of the PRC, but may also have a negative effect on us. For example, our operating results may be adversely affected by government control over capital investments or changes in applicable tax regulations.

The economy of the PRC has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Government control of currency conversion and future movements in exchange rates could have a material adverse effect on our operations and financial results, as well as affect our ability to pay dividends in foreign currencies.

We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of these revenues must be converted into other currencies to meet our foreign currency obligations. We need to obtain foreign currency to pay dividends declared, if any, in respect of our H Shares and to pay foreign exchange expenses and liabilities, if any.

Under the PRC's existing foreign exchange regulations, following the completion of the Global Offering, we will be able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, the PRC government may take measures at its discretion in the future to restrict access to foreign currencies for current account transactions if foreign currencies become scarce in the PRC. We may not be able to pay dividends in foreign currencies to our shareholders if the PRC government restricts access to foreign currencies for current account transactions.

Foreign exchange transactions under our capital account continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through equity financing, or to obtain foreign exchange for capital expenditures.

An economic slowdown in the PRC may materially and adversely affect our financial condition and results of operations, as well as our future prospects.

We conduct most of our business and generate substantially all of our revenues in the PRC. As a result, economic conditions in the PRC have a significant effect on our financial condition and results of operations, as well as our future prospects. Since 1978, the PRC has been one of the world's fastest growing economies in terms of GDP growth. Between 1978 and 2003, GDP of the PRC increased from approximately RMB362 billion to approximately RMB11,690 billion. We cannot assure you, however, that such growth will be sustained in the future. Moreover, a slowdown in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in the PRC. In addition, any future outbreak of SARS may cause a decrease in the level of economic activity and adversely affect economic growth in the PRC, Asia and elsewhere in the world. We cannot assure you that our financial condition and results of operations, as well as our future prospects, will not be materially and adversely affected by an economic downturn in the PRC.

Fluctuations of the Renminbi could have a material adverse effect on our financial condition and results of operations, as well as reduce the value of, and dividends payable on, our H Shares in foreign currency terms.

The value of the Renminbi fluctuates and is subject to changes in the PRC's political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and US dollars, has been based on rates set by the PBOC, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to US dollars has generally been stable. Any devaluation of the Renminbi, however, may adversely affect the value of, and dividends, if any, payable on, our H Shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. In addition, as a result of the subscription by HSBC Insurance of a 10% equity interest (as enlarged by the subscription) in our Company for US$600 million in November 2002, fluctuations in the exchange rate used to translate US dollar amounts into Renminbi for financial reporting purposes may impact our reported financial position and results of operations from year to year. Our financial condition and results of operations may also be affected by changes in the value of certain currencies, such as Hong Kong dollars and US dollars, other than the Renminbi, in which our earnings and obligations are denominated. See Appendix V — "Taxation and Foreign Exchange".

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

We are organized under the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has promulgated laws and regulations dealing with economic matters, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

Our Articles of Association provide that disputes between holders of H Shares and us, our Directors, Supervisors or officers or holders of Domestic Shares, arising out of our Articles of Association or any rights or obligations conferred or imposed upon by the PRC Company Law and related rules and regulations concerning our affairs, including the transfer of our Shares, are to be resolved through arbitration rather than by a court of law. A claimant may elect arbitration organizations in Hong Kong or the PRC. Awards that are made by the PRC arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong. Hong Kong arbitration awards are also enforceable in the PRC. However, to our knowledge, no action has been brought in the PRC by any holder of H Shares to enforce an arbitral award, and we cannot assure you as to the outcome of any action brought in the PRC by any holder of H Shares to enforce an arbitral award made in favor of holders of H Shares. Moreover, to our knowledge, there has not been any published report of judicial enforcement in the PRC by holders of H Shares of their rights under our Articles of Association or the PRC Company Law.

In addition, under the applicable PRC laws, it is not clear whether shareholders have the right to sue the directors, supervisors, officers or other shareholders on behalf of a corporation to enforce a claim against such party or parties that the corporation has failed to enforce itself. Our shareholders may have to rely on other means to enforce their rights directly, such as through administrative proceedings. PRC laws, rules and regulations applicable to companies listed overseas do not distinguish among minority and controlling shareholders in terms of their rights and protections. Furthermore, our minority shareholders may not have the same protections afforded to them by companies incorporated under the laws of the United States and certain other countries.

Holders of more than 10% or such percentage as specified by the CIRC from time to time, whichever is higher, of our issued and outstanding Shares may not be able to fully exercise their rights as our shareholder.

Our Articles of Association provide that, without the prior approval of the CIRC, any shareholder (including holders of H Shares represented by ADSs) that owns, directly or indirectly, more than 10% or such percentage as specified by the CIRC from time to time, whichever is higher, of our issued and outstanding Shares will not be able to exercise, with respect to the amount of Shares (including H Shares represented by ADSs) that are in excess of the applicable ownership limitation, the right to vote at the general or class meeting of our shareholders or to nominate our directors and supervisors. In addition, under the PRC Insurance Law, any acquisition of Shares (including H Shares represented by ADSs) that results in the holder owning, directly or indirectly, 10% or more of our issued and outstanding Shares requires the prior approval of the CIRC. See the section headed "Supervision and Regulation" and Appendix VII — "Summary of Articles of Association". As a result, holders of more than 10% or such percentage as specified by the CIRC from time to time, whichever is higher, of our issued and outstanding Shares (including holders of H Shares represented by ADSs) may not be able to fully exercise their shareholder rights.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

We are a company incorporated under the laws of the PRC, and substantially all of our assets and our subsidiaries are located in the PRC. In addition, most of our Directors and

officers reside within the PRC, and the assets of our Directors and officers may be located within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of the PRC upon most of our Directors and officers, including with respect to matters arising under the U.S. Federal securities laws or applicable state securities laws. Moreover, our PRC legal counsel, Commerce & Finance Law Offices, has advised us that the PRC does not have treaties providing for the reciprocal and enforcement of judgments of courts with the United States, the United Kingdom, Japan or most other Western countries. In addition, our Hong Kong counsel, Dibb Lupton Alsop, has advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in the PRC of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

In addition, although we will be subject to the Hong Kong Listing Rules and the Hong Kong Takeovers Codes upon the listing of our H Shares on the Hong Kong Stock Exchange, the holders of H Shares will not be able to bring actions on the basis of violations of the Hong Kong Listing Rules and must rely on the Hong Kong Stock Exchange to enforce its rules. Furthermore, the Hong Kong Takeovers Codes do not have the force of law and provides only standards of commercial conduct considered acceptable for takeover and merger transactions and share repurchases in Hong Kong.

Holders of H Shares may be subject to PRC taxation.

Under the PRC's current tax laws, regulations and rulings, dividends paid by us to holders of H Shares outside the PRC are currently exempted from PRC income tax. In addition, gains realized by individuals or enterprises upon the sale or other disposition of H Shares are currently exempted from PRC income tax. If the exemptions are withdrawn in the future, holders of H Shares may be required to pay withholding tax on dividends, which is currently imposed at the rate of 20%, or capital gains tax, which may currently be imposed upon individuals at the rate of 20%. See Appendix V — "Taxation and Foreign Exchange".

Payment of dividends is subject to restrictions under PRC law.

Under PRC law, dividends may be paid only out of distributable profits. Distributable profits means our after-tax profits as determined under PRC GAAP or IFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, we will not ordinarily pay any dividends in a year in which we do not have any distributable profits.

The calculation of distributable profits for an insurance company under PRC GAAP differs in a few respects from the calculation under IFRS. As a result, we may not be able to pay any dividends in a given year if we do not have distributable profits as determined under PRC GAAP, even if we have profits for that year as determined under IFRS. Payment of dividends by us is also regulated by the PRC Insurance Law. See the section headed "Financial Information — Dividend Policy".

RISKS RELATING TO THE GLOBAL OFFERING

An active trading market for our H Shares and ADSs may fail to develop or be sustained, and their trading prices may fluctuate significantly.

Prior to the Global Offering, no public market for our H Shares or ADSs existed. Following the completion of the Global Offering, the Hong Kong Stock Exchange will be the only market for the H Shares. We cannot assure you that an active trading market for our H Shares and ADSs will develop or be sustained after the Global Offering. In addition, we cannot assure you that our H Shares and ADSs will trade in the public market subsequent to the Global Offering at or above the Offer Price. The Offer Price for the H Shares and the ADSs is expected to be fixed by agreement among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers) and us (for the Company and on behalf of the Selling Shareholders), and may not be indicative of the market price of the H Shares and the ADSs following the completion of the Global Offering. If an active trading market for our H Shares and ADSs does not develop or is not sustained after the Global Offering, the market price and liquidity of our H Shares and ADSs could be materially and adversely affected.

Future sales, or perceived sales, of substantial amounts of our H Shares or ADSs in the public market could have a material adverse effect on the prevailing market price of our H Shares or ADSs.

The market price of our H Shares or ADSs could decline as a result of future sales of substantial amounts of our H Shares or ADSs or other securities relating to our H Shares in the public market or the issuance of new H Shares, or the perception that such sales or issuances may occur. In particular, the Unlisted Foreign Shares owned by the GS Investor, the MS Investor, HSBC Insurance and Dai-Ichi Mutual Life Insurance Company will be converted into H Shares upon completion of the Global Offering. These converted H Shares will be available for sale after their respective lock-up periods end. Future sales, or perceived sales, of substantial amounts of our H Shares or ADSs could also materially and adversely affect our ability to raise capital in the future at a time and at a price we deem appropriate. In addition, our shareholders may experience dilution in their holdings to the extent we issue additional securities in future offerings.

Our actual financial performance could vary materially from the prospective financial information contained in this prospectus, which may adversely affect the market price of our H Shares or ADSs.

The profit forecast set forth in the section headed "Financial Information — Profit Forecast" represent our estimate of our net income and earnings per Share for the year ending December 31, 2004. The profit forecast was prepared in accordance with market practice in Hong Kong, and was not prepared with a view towards compliance with published guidelines of the U.S. Securities and Exchange Commission and the American Institute of Certified Public Accountants. For these reasons, you should only consider the profit forecast after carefully evaluating all of the risks described in this prospectus, including the risks described in this section and throughout this prospectus. The profit forecast is based on, among others, a number of estimates and assumptions set forth in Appendix II to this prospectus, and is necessarily speculative in nature. In particular, it is expected that one or more of the estimates and assumptions on which the profit forecast is based may not

materialize or may vary significantly from actual results, and that such variances will likely increase over time. Furthermore, unanticipated events could adversely affect the actual results that we achieve in 2004. In addition, the profit forecast was prepared as of May 31, 2004 and has not been updated for any subsequently available information. Accordingly, actual results during the period covered will vary from the profit forecast, which variations may be material and adverse. Furthermore, subject to the requirements of the Hong Kong Listing Rules, we do not intend to update or otherwise revise the profit forecast in the future, whether as a result of new information, future events or otherwise.

The embedded value of our Company, and the value of one year's sales in respect of our new life insurance business, are calculated based on, among other things, a number of assumptions used in the calculations, and you should not rely on these values as a measure of our actual value and performance.

The financial information set forth in the section headed "Embedded Value" include an estimate of the embedded value of our Company, which is an actuarially determined estimate of the economic value (excluding any value attributed to future new business) of our Company. We have also included an estimate of the value of one year's sales in respect of our new insurance business. The calculation of these values has been reviewed by Watson Wyatt Insurance Consulting Limited, which operates within the Watson Wyatt Worldwide Alliance ("**Watson Wyatt**"), an independent firm of consulting actuaries, and the related report of Watson Wyatt is set forth in Appendix IV to this prospectus. The calculation of these values necessarily makes numerous assumptions with respect to, among others, industry performance, general business and economic conditions, investment return, reserving standards, life expectancy, business growth rates and other matters, many of which are beyond our control. As a result, actual future experience may vary from those assumed in the calculation, and these variations may be material. In addition, the calculation of embedded value does not extend to insurance policies underwritten after the date covered by Watson Wyatt's report set forth in Appendix IV to this prospectus, and the calculations of embedded value and the value of one year's sales in respect of our new life insurance business are by its nature dependent upon the assumptions regarding the variables used in such calculations, most of which are subjective. Consequently, these values are inherently not predictive. Furthermore, since our actual market value is determined by investors based on a variety of information available to them, these values should not be construed to be a direct reflection of our actual market value and performance, and should not be construed to have any correlation with the price of our Shares. The inclusion of these values in this prospectus should not be regarded as a representation by us, Watson Wyatt, the Underwriters or any other person of our future profitability. For these reasons, you should only consider these values after carefully evaluating all of the risks described in this prospectus, including the risks described in this section and throughout this prospectus. Furthermore, we do not intend to update or otherwise revise these values in the future, whether as a result of new information, future events or otherwise.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This prospectus contains particulars given in compliance with the Companies Ordinance, the Securities and Futures (Stock Market Listing) Rules and the Hong Kong Listing Rules for the purpose of giving information to the public with regard to our Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in this prospectus misleading.

CSRC APPROVAL

The CSRC has given its approval for the Global Offering and the making of the application to list the H Shares on the Hong Kong Stock Exchange. In granting such approval, the CSRC accepts no responsibility for the financial soundness of our Company, nor for the accuracy of any of the statements made or opinions expressed in this prospectus or in the Application Forms.

UNDERWRITING

This prospectus is published solely in connection with the Hong Kong Public Offering, which forms part of the Global Offering. For applicants under the Hong Kong Public Offering, this prospectus and the Application Forms contain the terms and conditions of the Hong Kong Public Offering.

The listing of the Offer Shares on the Hong Kong Stock Exchange is sponsored by the Sponsor and the Co-Sponsors. The Global Offering is managed by the Joint Global Coordinators. Pursuant to the Hong Kong Underwriting Agreement, the Hong Kong Public Offering is underwritten by the Hong Kong Underwriters. The International Purchase Agreement is expected to be entered into on or about June 18, 2004, subject to agreement on the Offer Price among us (for the Company and on behalf of the Selling Shareholders) and the Joint Global Coordinators (on behalf of the Underwriters). If, for any reason, the Offer Price is not agreed among us (for the Company and on behalf of the Selling Shareholders) and the Joint Global Coordinators (on behalf of the Underwriters), the Global Offering will not proceed. Further details about the Underwriters and the underwriting arrangements are contained in the section headed "Underwriting".

SELLING RESTRICTIONS

Each person acquiring Hong Kong Offer Shares will be required to confirm, or by his acquisition of Hong Kong Offer Shares be deemed to confirm, that he is aware of the restrictions on offers of the Offer Shares described in this prospectus.

No action has been taken to permit an offering of the Offer Shares or ADSs or the distribution of this prospectus in any jurisdiction other than Hong Kong. Accordingly, this prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorized or to any person to whom it is unlawful to make such an offer or invitation.

United States

The Offer Shares and the ADSs have not been registered under the US Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act.

The International Purchasers propose to place Offer Shares and ADSs outside of the United States in offshore transactions in reliance on Regulation S under the US Securities Act and in accordance with applicable law. Certain of the International Purchasers propose to place Offer Shares and ADSs, through their respective U.S. selling agents, only to qualified institutional buyers (as such term is defined in Rule 144A under the US Securities Act) in the United States. Any offer or sale of Offer Shares or ADSs in the United States will be made by broker-dealers who are registered as such under the US Exchange Act.

Until the expiration of 40 days after the later of the commencement of the Global Offering and the date of the closing of the Global Offering, an offer or sale of Offer Shares or ADSs within the United States by a dealer whether or not participating in the Global Offering may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with an exemption from, or in transaction not subject to, such requirements or in accordance with Rule 144A.

The Offer Shares and the ADSs have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Global Offering or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense in the United States.

Canada

The Offer Shares and ADSs may not be offered or sold, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made and therein only by persons permitted under applicable laws to sell the Offer Shares and ADSs.

United Kingdom

This prospectus has not been approved by an authorized person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. The Offer Shares and ADSs may not be offered or sold in the United Kingdom and, prior to the expiry of a period of six months from the latest date of the issue of the Offer Shares and ADSs, the Offer Shares and ADSs may not be offered or sold to any persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) and where applicable provisions of the Financial Services and Markets Act 2000 (the "**FSMA**") with respect to anything done by it in relation to any Offer Shares and ADSs in, from

or otherwise involving the United Kingdom have been complied with. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by such person in connection with the issue or sale of any Offer Shares and ADSs except in circumstances in which section 21(1) of the FSMA does not apply to the Company.

Japan

It is expected that a public offering without a listing of the Offer Shares will be made in Japan. The Offer Shares may not be offered or sold directly or indirectly, in Japan or to, or for the account of, any resident of Japan, except in accordance with the terms and conditions of a public offering without listing of Offer Shares in Japan stated in the securities registration statement filed on May 28, 2004 (as amended) with the Japanese authority under, or pursuant to, any exemption from the registration requirements of the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law. As used in this paragraph, "resident of Japan" means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. The Offer Shares and ADSs may not be offered or sold, nor be made the subject of an invitation for subscription or purchase and this prospectus and any document or other material relating to the Offer Shares and ADSs may not be circulated or distributed, either directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "**SFA**"), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

People's Republic of China

This prospectus does not constitute a public offer of the Offer Shares or ADSs, whether by way of sale or subscription, in the PRC. The Offer Shares or ADSs are not being offered and may not be offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC. According to the laws and regulatory requirements of the PRC, the H Shares and ADSs may, subject to the laws and regulations of the relevant jurisdictions, only be offered or sold to natural or legal persons in Taiwan, Hong Kong or Macau or any country other than the PRC, whether by means of a prospectus or otherwise.

Germany

This prospectus is not a Securities Selling Prospectus *(Wertpapier-Verkaufsprospekt)* within the meaning of the German Securities Prospectus Act of September 9, 1998, as amended, (the "**Prospectus Act**") *(Wertpapier-Verkaufsprospektgesetz)* and has not been filed with and approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) or any other competent German authority under the relevant laws, and the Offer Shares and ADSs may not be offered or sold and copies

of this prospectus or any document relating to the Offer Shares and ADSs may not be distributed directly or indirectly in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the Prospectus Act.

Netherlands

The Offer Shares and ADSs may not, directly or indirectly, be offered, sold, transferred or delivered in or from the Netherlands, whether at their initial distribution or at any time thereafter, and neither this prospectus nor any other document in respect of the Global Offering may be distributed or circulated in or from the Netherlands, other than to individuals or legal entities, who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment institutions, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

CERTAIN MATTERS RELATING TO THE HONG KONG PUBLIC OFFERING

Application for Listing on the Hong Kong Stock Exchange

We have applied to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Offer Shares including any Offer Shares which may be issued or sold pursuant to the exercise of the Over-allotment Option, and the H Shares resulting from the conversion of the Company's existing Unlisted Foreign Shares. See the section headed "Business — Overseas Investors". Dealings in the H Shares on the Hong Kong Stock Exchange are expected to commence on June 24, 2004.

Save as disclosed in this prospectus, no part of our share or loan capital is listed on or dealt in on any other stock exchange and no such listing or permission to list is being or proposed to be sought in the near future.

H Share Register and Stamp Duty

All of the H Shares issued pursuant to applications made in the Hong Kong Public Offering will be registered on our H Share register to be maintained in Hong Kong. Our principal register of members will be maintained by us at our head office in the PRC.

Dealings in the H Shares registered on our H Share register will be subject to Hong Kong stamp duty. See Appendix V — "Taxation and Foreign Exchange".

Professional Tax Advice Recommended

Applicants for the Hong Kong Offer Shares are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of holding and dealing in H Shares. It is emphasized that none of us, the Selling Shareholders, the Joint Global Coordinators, the Sponsor and Co-Sponsors, the Underwriters, none of their respective directors, nor any other person or party involved in the Global Offering accepts responsibility for any tax effects or liabilities of holders of H Shares resulting from the subscription, purchase, holding or disposal of H Shares.

Registration of Subscription, Purchase and Transfer of H Shares

We have instructed Computershare Hong Kong Investor Services Limited, our H Share registrar, and Computershare Hong Kong Investor Services Limited has agreed, not to register the subscription, purchase or transfer of any H Shares in the name of any particular holder unless and until the holder delivers a signed form to our H Share registrar in respect of those H Shares bearing statements to the effect that the holder:

(i) agrees with us and each of our shareholders, and we agree with each shareholder, to observe and comply with the PRC Company Law, the Special Regulations, and the Articles of Association;

(ii) agrees with us, each of our shareholders, Directors, Supervisors, managers and officers, and each of us acting for ourselves and for each of our Directors, Supervisors, managers and officers agrees with each of our shareholders to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning our affairs to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive. See Appendix VII — "Summary of Articles of Association";

(iii) agrees with us and each of our shareholders that the H Shares are freely transferable by the holders thereof; and

(iv) authorizes us to enter into a contract on his behalf with each of our Directors and officers whereby such Directors and officers undertake to observe and comply with their obligations to our shareholders as stipulated in the Articles of Association.

STABILIZATION

In connection with the Global Offering, Goldman Sachs (Asia) L.L.C. (the "**Stabilizing Manager**"), and/or its affiliates and agents on behalf of the Underwriters, in consultation with the other Joint Global Coordinators may over-allocate or effect any other transactions with a view to supporting the market price of the H Shares and ADSs at a level higher than that which might otherwise prevail for a limited period after the commencement of trading in the H Shares. However there is no obligation on the Stabilizing Manager to do this. Such stabilizing action, if taken, may be discontinued at any time, and must be brought to an end after a limited period. The stabilizing action which may be taken by the Stabilizing Manager may include primary and ancillary stabilizing action such as purchasing or agreeing to purchase any of the H Shares or ADSs, exercising the Over-allotment Option, stock borrowing, establishing a short position in the H Shares or ADSs, liquidating long positions in the H Shares or ADSs or offering or attempting to do any such actions. The number of H Shares which can be over-allocated will not exceed the number of H Shares which may be issued or sold under the Over-allotment Option, namely 208,183,000 H Shares, which is approximately 15% of the H Shares initially available under the Global Offering.

The Stabilizing Manager may, in connection with the stabilizing action, maintain a long position in the H Shares or ADSs. There is no certainty regarding the extent to which and the time period for which the Stabilizing Manager will maintain any such position. In the event of

any liquidation of any such long position, there may be an impact on the market price of the H Shares or ADSs. Stabilizing action cannot be taken to support the price of any H Shares and ADSs for longer than the stabilizing period, which begins on the commencement of trading of the H Shares and ADSs and ends 30 days from the last day for lodging of applications under the Hong Kong Public Offering. The stabilizing period is expected to expire on July 17, 2004, and after this date, demand for the H Shares and ADSs and therefore their price, could fall. Investors should be aware that the price of the H Shares and ADSs cannot be assured to stay at or above the Offer Price by the taking of any stabilizing action. Stabilizing bids may be made or transactions effected in the course of stabilizing action at any price below the Offer Price. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements. Such transactions, if commenced, may be discontinued at any time.

Stabilization is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilize, underwriters may bid for, or purchase, the newly issued securities in the secondary market, during a specified period of time, to retard and, if possible, prevent a decline in the initial public offer price of the securities. In Hong Kong, the stabilization price will not exceed the Offer Price.

PROCEDURE FOR APPLICATION FOR HONG KONG OFFER SHARES

The procedure for applying for Hong Kong Offer Shares is set forth in the section headed "How to apply for Hong Kong Offer Shares" and in the Application Forms.

STRUCTURE OF THE GLOBAL OFFERING

Details of the structure of the Global Offering, including its conditions, are set forth in the section headed "Structure of the Global Offering".

EXCHANGE RATE CONVERSION

Solely for your convenience, this prospectus contains translations of certain Renminbi amounts into Hong Kong dollars, of Renminbi amounts into US dollars and of Hong Kong dollars into US dollars at specified rates. You should not construe these translations as representations that the Renminbi amounts could actually be converted into any Hong Kong dollar or US dollar amounts (as the case may be) at the rates indicated or at all. Unless we indicate otherwise, the translations of Renminbi into Hong Kong dollars, of Renminbi into US dollars and of Hong Kong dollars into US dollars have been made at the rate of RMB1.0657 to HK$1.00, the PBOC Rate prevailing on December 31, 2003, RMB8.2767 to US$1.00 and HK$7.7640 to US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003, respectively. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Further information on exchange rates is set forth in Appendix V — "Taxation and Foreign Exchange".

PARTIES INVOLVED IN THE GLOBAL OFFERING

Name	Address	Nationality
DIRECTORS		
Executive Directors		
MA Mingzhe	17 Jinbi Garden Yinhu Road, Futian District Shenzhen, PRC	Chinese
SUN Jianyi	101D, Moliyuan Wanke City Garden Xiangmei Road North, Futian District Shenzhen, PRC	Chinese
Non-Executive Directors		
LI Heihu	18/F, Block 26 Meilin No. 1 Cun, Futian District Shenzhen, PRC	Chinese
GAO Lei	1-902 Wanke Wenxin Jiayuan Qiaoxiang Road Shenzhen, PRC	Chinese
HUANG Jianping	10-D, Mingyuge, Baozhu Garden Longzhu Road, Nanshan District Shenzhen, PRC	Chinese
LIU Haifeng David	Flat 9B, 62B Robinson Road Mid-Levels, Hong Kong	Chinese
Henry CORNELL	116 East 80th Street New York, New York U.S.A.	American
LIN Yu Fen	Flat 1203, 31 Lane 99 Puming Road Shanghai, PRC	Chinese
CHEUNG Lee Wah	1/F, 31 Caine Road Central, Hong Kong	Chinese
Anthony Philip HOPE	Kernsdale House, Sandhurst Lane Rolvenden, Kent United Kingdom	British
Dicky Peter YIP	G4, Green Villa 700 Biyun Road, Pudong Shanghai, PRC	Chinese
LIN Lijun	6-1708, Nantian Second Garden Futian District Shenzhen, PRC	Chinese

Name	Address	Nationality
FAN Gang	21B, Block C, Changle Garden Baihua No. 4 Road, Futian District Shenzhen, PRC	Chinese
DOU Wenwei	Flat 13 B, Building 103, Taoyuan Village Nanshan District Shenzhen, PRC	Chinese
SHI Yuxin	29B Huiyuan Building 959 Construction Avenue Wuhan, PRC	Chinese
HU Aimin	31-302, Tongxin Road North Luohu District Shenzhen, PRC	Chinese
Independent Non-Executive Directors		
BAO Youde	10D, 3 Lane 91 Jianguo Road West Shanghai, PRC	Chinese
KWONG Che Keung Gordon	House 2, Palm Cove Villas 28 Ng Fai Tin, Clearwater Bay Kowloon, Hong Kong	British
CHEUNG Wing Yui	House B6, Springfield Garden 5-9 Shouson Hill Road West Hong Kong	Chinese
SUPERVISORS		
XIAO Shaolian	Flat 502, Block 54 Yuanlingxincun Shenzhen, PRC	Chinese
SUN Fuxin	House No. 12, Liande Street Shahekou District Dalian, PRC	Chinese
CHEN Shangwu	Flat 9-501, Cuizhuyuan Shekou Industrial Zone Shenzhen, PRC	Chinese
DUAN Weihong	Flat 13B, Building 12 Badachushanzhuang Beijing, PRC	Chinese
ZHOU Fulin	8, Building 7, West Lane Baijiazhuang, Chaoyang District Beijing, PRC	Chinese

Name	Address	Nationality
CHEN Bohai	B1-302, Jinhailimingju Xinzhou South Road Futian District Shenzhen, PRC	Chinese
SONG Liankun	21CD, Block C, Changle Garden Baihua No. 4 Road Futian District Shenzhen, PRC	Chinese
HE Peiquan	26A, Block 5, Baihua Apartments Baihua No. 3 Road Futian District Shenzhen, PRC	Chinese
HE Shi	F1102, Dijingyuan, Shendalukou Nanshan District Shenzhen, PRC	Chinese

PARTIES INVOLVED

Sponsor and Joint Lead Manager	BOCI Asia Limited 35/F, Bank of China Tower 1 Garden Road Hong Kong
Co-Sponsors and Joint Lead Managers (in alphabetical order)	Goldman Sachs (Asia) L.L.C. 68/F, Cheung Kong Center 2 Queen's Road Central Hong Kong
	The Hongkong and Shanghai Banking Corporation Limited Level 15 1 Queen's Road Central Hong Kong
	Morgan Stanley Dean Witter Asia Limited 30/F, Three Exchange Square Central Hong Kong
Joint Global Coordinators and Joint Bookrunners (in alphabetical order)	BOC International Holdings Limited 35/F, Bank of China Tower 1 Garden Road Hong Kong
	Goldman Sachs (Asia) L.L.C. 68/F, Cheung Kong Center 2 Queen's Road Central Hong Kong
	The Hongkong and Shanghai Banking Corporation Limited Level 15 1 Queen's Road Central Hong Kong
	Morgan Stanley Dean Witter Asia Limited 30/F, Three Exchange Square Central Hong Kong
Auditors and Reporting Accountants	Ernst & Young 15/F, Hutchison House 10 Harcourt Road Central Hong Kong

Legal Advisers to Our Company

As to Hong Kong Law:

Dibb Lupton Alsop
41/F, Bank of China Tower
1 Garden Road
Central
Hong Kong

As to United States Law:

Sullivan & Cromwell LLP
28th Floor
Nine Queen's Road Central
Hong Kong

As to PRC Law:

Commerce & Finance Law Offices
#714 Huapu International Plaza
19 Chaowai Avenue
Beijing, PRC

Legal Advisers to the Joint Global Coordinators

As to Hong Kong Law:

Linklaters
10/F, Alexandra House
Chater Road
Central
Hong Kong

As to United States Law:

Shearman & Sterling LLP
12/F, Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong

As to PRC Law:

King & Wood
30/F, North Office Tower
Beijing Kerry Centre
No. 1 Guanghua Road
Chaoyang District
Beijing, PRC

Property Valuer

Sallmanns (Far East) Limited
22/F, Siu On Centre
188 Lockhart Road
Wanchai
Hong Kong

Actuarial Consultants

Watson Wyatt Insurance Consulting Limited
29th Floor, Sun Hung Kai Center
30 Harbour Road
Hong Kong

Receiving Bankers

The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central
Hong Kong

Bank of China (Hong Kong) Limited
Bank of China Tower
1 Garden Road
Central
Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road Central
Hong Kong

CORPORATE INFORMATION

Registered Office	Ping An Building Ba Gua No. 3 Road Shenzhen, PRC
Place of Business in Hong Kong	11th Floor, Dah Sing Financial Center 108 Gloucester Road Wan Chai Hong Kong
Joint Company Secretaries	SENG Sze Ka Mee Natalia YAO Jun
Authorized Representatives	SUN Jianyi YAO Jun
Qualified Accountant	CHAN Cheuk Yin (AHKSA, CPA (Aust.), MHKSI)
H Share Registrar	Computershare Hong Kong Investor Services Limited Room 1901-5, 19th Floor, Hopewell Centre 183 Queen's Road East Hong Kong
Principal Bankers	Bank of China International Financial Building 2022 Jianshe Road, Shenzhen, PRC Industrial and Commercial Bank of China 1/F, Ping An Building Ba Gua No. 3 Road Shenzhen, PRC China Construction Bank East Section, Financial Center Hongling Road South Shenzhen, PRC Agricultural Bank of China G2/F, Commercial Building Diwang Commercial Centre Shunhing Square 5002 Shennan Road East Shenzhen, PRC Guangdong Development Bank 1/F, Ping An Building Ba Gua No. 3 Road Shenzhen, PRC

The information presented in this section is either derived from various government and private publications or obtained from communications with the China Insurance Regulatory Commission, unless indicated otherwise. Neither we nor any of our affiliates or advisers, nor the Underwriters or any of their affiliates or advisers, have independently verified the information presented in this section. This information may not be consistent with other information compiled within or outside the PRC.

OVERVIEW

The PRC insurance market is the third largest insurance market in terms of total premiums in Asia after Japan and South Korea and the eleventh largest insurance market worldwide, based on Sigma Report No. 8 published by Swiss Reinsurance Company in 2003. The PRC insurance market is also one of the fastest growing insurance markets in the world. Between 1998 and 2003, life insurance premiums and property and casualty premiums in the PRC increased 302.5% and 73.8%, respectively based on data published by the National Bureau of Statistics of China and the China Insurance Regulatory Commission, or CIRC. Key factors in the dramatic expansion of the PRC insurance market include economic policy initiatives undertaken by the PRC government over the past 25 years and significant changes in a number of demographic trends in the PRC.

In 1978, the PRC government initiated a policy of economic reform and opened the country gradually to the outside world. Principal reforms that the PRC government has undertaken or initiated since 1978 include rural reforms, state-owned enterprise reforms, social security system reforms, price reforms, fiscal and tax reforms, monetary and financial sector reforms, foreign trade and investment related reforms and housing reforms. Overall, the reform programs aim at transforming the centrally planned economy of the PRC into a more market-oriented economy with a more effective system of macroeconomic management, a modern enterprise system, a modern financial system and an equitable system of income distribution and social security. In addition, the PRC's accession to the WTO in December 2001 has contributed to the growth in foreign trade and foreign direct investment, while further intensifying the domestic corporate restructuring process. Foreign direct investment in the PRC increased to US$53.5 billion in 2003, approximately twice the level of foreign direct investment ten years earlier. In 2002, the PRC surpassed the United States to become the country that absorbed the most foreign direct investment in the world.

Rapid economic growth, coupled with strong foreign investment, has resulted in substantial wealth creation and accumulation in the PRC. Since the beginning of its economic reform, the PRC has experienced rapid increases in GDP and per capita GDP. From 1995 to 2003, GDP per capita increased 86.9% from RMB4,854 to RMB9,073.

The following table sets forth GDP and per capita GDP in the PRC in 1980, 1985 and 1990 and from 1995 to 2003:

	1980	1985	1990	1995	1996	1997	1998	1999	2000	2001	2002	2003
GDP (RMB billion)	452	896	1,855	5,848	6,788	7,446	7,835	8,207	8,947	9,731	10,517	11,690
GDP per capita (RMB)	460	853	1,634	4,854	5,576	6,054	6,308	6,551	7,086	7,651	8,214	9,073

Source: China Statistical Abstract 2004.

THE PRC INSURANCE INDUSTRY

Complementing policy reform initiatives, demographic factors have also contributed to the growth of the insurance market in the PRC. According to the World Bank, the percentage of the population aged 65 or older in the PRC will increase from less than 7% in 2000 to approximately 9% by 2015 and to approximately 12% by 2025. As a result of an increase in life expectancy and a decrease in birthrate, a typical family in the PRC now has fewer income-earning members to support the elderly. Policies that call for the dismantling of the social welfare system in the PRC, which for over 50 years has been linked to work units, amplify these demographic trends and, in turn, underscore the need for third-party providers of insurance and pension products.

In addition, the traditionally high savings rate in the PRC, coupled with the wealth generated by the economic reforms, has resulted in significant increases in individual savings deposits at banks. In particular, households in the PRC have generally placed most of their savings in bank deposits, and have invested relatively small amounts of their savings in life insurance products and pension funds. In contrast, households in the United States and United Kingdom have generally invested a substantially higher portion of their savings in life insurance products and pension funds. In particular, deposits and life insurance and pension fund reserves represented 16.9% and 29.8%, respectively, of the total financial assets in the United States in 2002, and 22.1% and 52.9%, respectively, of the total financial assets in the United Kingdom in 2000. As disposable incomes rise, consumers have looked to insurance policies with investment-like features as well as other investment products as alternatives to savings accounts.

The following table sets forth the individual savings deposits in the PRC from 1994 to 2003:

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
					(in billions of RMB)					
Individual savings deposits......	2,152	2,966	3,852	4,628	5,341	5,962	6,433	7,376	8,691	10,362

Source: National Bureau of Statistics of China.

The following table sets forth the insurance premiums received by life insurance and property and casualty insurance companies in the PRC from 1994 to 2003:

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
					(in billions of RMB)					
Life insurance.................	16.2	19.4	31.1	60.0	74.8	87.2	99.7	142.4	227.5	301.1
Property and casualty insurance	33.6	42.1	44.5	48.0	50.0	52.1	59.8	68.5	77.8	86.9

Source: National Bureau of Statistics of China.

The following table presents certain economic and insurance premium data for the PRC, the United States and certain selected countries and regions in Asia and Europe in 2002:

Market	Economic indicator			Life insurance			Property and casualty insurance		
	GDP	GDP per capita	GDP growth	Premiums	Insurance depth(1)	Insurance density(2)	Premiums	Insurance depth(1)	Insurance density(2)
	(in billions of US$, except capita and percentages)			(in billions of US$, except insurance depth and density data)			(in billions of US$, except insurance depth and density data)		
China	1,237	963	8.0%	25.1	2.0%	19.5	11.8	1.0%	9.2
United States	10,446	36,145	2.4%	480.5	4.6%	1,662.6	519.9	5.0%	1,799.0
Japan	4,102	32,198	0.1%	354.6	8.6%	2,783.9	91.0	2.2%	714.7
Germany	1,987	24,085	0.2%	60.9	3.1%	736.7	74.9	3.7%	891.1
United Kingdom	1,567	26,292	1.8%	159.7	10.2%	2,679.4	77.0	4.6%	1,199.7
France	1,432	24,067	1.2%	80.4	5.6%	1,349.5	44.6	3.0%	714.7
South Korea	477	9,979	6.3%	39.3	8.2%	821.9	16.1	3.4%	337.8
India	475	452	5.5%	12.3	2.6%	11.7	3.2	0.7%	3.0
Taiwan	282	12,598	3.6%	20.7	7.4%	925.1	7.9	2.8%	354.1
Switzerland	268	36,712	0.2%	22.6	8.4%	3,099.7	13.2	5.0%	1,822.6
Hong Kong	162	23,824	2.3%	8.4	5.2%	1,237.9	2.3	1.5%	345.2
Singapore	87	21,220	2.2%	3.0	3.5%	730.1	2.8	1.4%	300.6

(1) Total gross written premiums as a percentage of GDP.

(2) Gross written premiums per capita.

Source: Sigma Report, Swiss Reinsurance Company.

While the PRC insurance market has experienced rapid growth, it remains significantly under-penetrated when compared to more developed markets in Asia as well as the United States and markets in Europe. In 2003, total life insurance and total property and casualty insurance premiums represented only 2.6% and 0.7%, respectively, of the PRC's GDP in 2003. In addition, in 2002, total life insurance premiums and total property and casualty insurance premiums as percentages of GDP were 2.0% and 1.0%, respectively, in the PRC, compared to 8.6% and 2.2%, respectively, in Japan and 4.6% and 5.0%, respectively, in the United States. These comparatively low penetration rates suggest potential for further growth in the PRC insurance market.

GEOGRAPHICAL VARIATIONS IN THE PRC INSURANCE MARKET

The PRC insurance market exhibits significant geographical variations in penetration rates. The following table sets forth certain statistical data for life insurance and property and casualty insurance in certain centrally administered municipalities, provinces and autonomous regions in the PRC in 2002:

Location	Life insurance		
	Share of national market	Insurance depth(1)	Insurance density(2)
	(in RMB, except percentages)		
Jiangsu	10.0%	2.1%	309.1
Shanghai	8.5%	3.6%	1,448.1
Beijing	8.3%	6.0%	1,413.4
Guangdong	7.5%	1.8%	230.4
Shandong	7.4%	1.6%	185.7
Zhejiang	6.6%	1.7%	325.7
Liaoning	5.0%	1.8%	188.8
Henan	4.5%	1.7%	107.1
Hebei	3.7%	1.4%	125.5
Sichuan	3.3%	1.5%	88.3
Others	35.2%	1.7%	218.7

Location	Property and casualty insurance		
	Share of national market	Insurance depth(1)	Insurance density(2)
	(in RMB, except percentages)		
Guangdong	10.3%	0.8%	107.6
Zhejiang	8.0%	0.7%	125.8
Jiangsu	7.2%	0.5%	75.7
Shandong	7.2%	0.5%	60.9
Beijing	5.8%	1.2%	336.6
Shanghai	5.7%	0.8%	340.6
Liaoning	5.0%	0.7%	67.0
Sichuan	4.2%	0.6%	38.1
Shenzhen	3.9%	1.4%	607.3
Hebei	3.6%	0.5%	41.8
Others	39.0%	0.7%	76.3

(1) Total gross written premiums as a percentage of GDP.

(2) Gross written premiums per capita.

Source: Yearbook of China's Insurance 2003.

Although the insurance industry in the PRC as a whole exhibits low penetration rates, the penetration rates are generally higher among the more developed coastal cities and provinces.

DEVELOPMENT OF THE PRC INSURANCE MARKET

Shortly after the founding of the PRC in 1949, the People's Insurance Company of China was established by combining the then existing domestic insurance companies. The People's Insurance Company of China had a monopoly over the entire domestic insurance market. However, as the government aimed to provide social security to all from cradle to grave, insurance was regarded as largely superfluous. By 1958, all domestic insurance operations were suspended. Reflecting the general reduction of insurance activities, the People's Insurance Company of China was reorganized and became a department of the PBOC.

The insurance industry re-emerged after economic reforms began in the late 1970s. In 1983, the People's Insurance Company of China was re-established as an independent insurance company supervised by the PBOC. The establishment of Shenzhen Ping An Insurance Company in Shenzhen in 1988 ended the People's Insurance Company of China's insurance monopoly. With the establishment of China Pacific Insurance Co., Ltd. in Shanghai in 1991, a competitive insurance market began to take form.

In response to rapid developments in the insurance market, the National People's Congress of the PRC promulgated the PRC Insurance Law in 1995, which sets forth the framework for restructuring and rationalizing the PRC insurance industry. Ensuing developments encompassed both the restructuring of state-owned insurance companies and the enhancement of the PRC government's regulatory capacity in the insurance sector. In 1996, People's Insurance Company of China was renamed China People's Insurance (Group) Company with its business transferred to four subsidiaries: Zhongbao Life Insurance Company Limited, Zhongbao Property Insurance Company Limited, Zhongbao Reinsurance Company Limited and China Insurance H.K. (Holdings) Company Limited.

In 1998, CIRC was established and assumed the powers and responsibilities for supervising the insurance industry previously vested in the PBOC. The formation of the CIRC underscored a policy objective of fostering an orderly development of the PRC insurance market. Aiming to build confidence in the market, the CIRC initially focused on curbing abusive practices by unscrupulous operators. The establishment of a viable regulator also paved the way for greater international involvement in the PRC insurance market.

In January 1999, pursuant to a State Council decision, the holding structure of China People's Insurance (Group) Company was dissolved. Following the restructuring:

- Zhongbao Life Insurance Company Limited was renamed China Life Insurance Company with a focus on life insurance;
- Zhongbao Property Insurance Company Limited was renamed People's Insurance Company of China with a focus on property and casualty insurance; and

- Zhongbao Reinsurance Company Limited was renamed China Reinsurance Company with a focus on reinsurance.

In July 2003, People's Insurance Company of China was restructured into three companies: PICC Holding Company, PICC and PICC Asset Management Company Limited. In August 2003, China Life Insurance Company was restructured into China Life Insurance (Group) Company and China Life. In November 2003, China Life Insurance (Group) Company and China Life established China Life Insurance Asset Management Company Limited.

In connection with its accession to the WTO in December 2001, the PRC agreed to a range of commitments with respect to the participation of foreign insurers in the PRC insurance market. These commitments focus on reducing restrictions on foreign equity ownership of insurance businesses in the PRC, eliminating geographic restrictions on the operations of foreign insurers and expanding the permitted scope of business for foreign insurers. See the section headed "Supervision and Regulation — Major Insurance Industry Commitments upon PRC's Accession to the WTO".

PRINCIPAL PARTICIPANTS IN THE PRC INSURANCE MARKET

The PRC insurance market is currently dominated by China Life Insurance (Group) Company, PICC, our Company and China Pacific Insurance (Group) Company, Ltd., which together controlled over 90% of the market in terms of gross written premiums in 2002. Based on PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China and the CIRC, China Life Insurance (Group) Company, Ping An Life and China Pacific Life Insurance Company, Ltd. together held approximately 91% of the market share in life insurance in 2002, while PICC, China Pacific Property Insurance Company, Ltd. and Ping An Property & Casualty together held approximately 95% of the market share in property and casualty insurance in 2002.

The following table sets forth the market shares in terms of gross written premiums and policy fees, calculated based on PRC GAAP financial data, held by the top insurers in major segments of the PRC insurance industry in 2002:

Life insurance		Property and casualty insurance	
Company	Market share	Company	Market share
China Life Insurance Company[1]	56.6%	PICC	70.9%
Ping An Life	23.5	China Pacific Property Insurance Company, Ltd.	13.2
China Pacific Life Insurance Company, Ltd.	11.0	Ping An Property & Casualty	10.6
New China Life Insurance Company Ltd.	3.5	Huatai Insurance Company of China, Ltd	1.0
Taikang Life Insurance Co., Ltd.	2.9	Tianan Insurance Company Limited of China	0.9
Tai Ping Life Insurance Company, Ltd.	0.7	China Export & Credit Insurance Corporation	0.7
AIA Shanghai Branch	0.7	China United Property Insurance Company	0.7
AIA Guangzhou Branch	0.4	Da Zhong Insurance Company, Ltd.	0.7
Pacific-Antai Life Insurance Co., Ltd.	0.2	Yong An Property Insurance Company, Ltd.	0.4
Manulife-Sinochem Life Insurance Co., Ltd.	0.2	Sinosafe Insurance Company	0.4
Others	0.3	Others	0.5
Total	100.0%	Total	100.0%

Source: Yearbook of China's Insurance 2003.

(1) China Life Insurance Company was restructured into China Life Insurance (Group) Company and China Life in 2003.

CURRENT OPERATING ENVIRONMENT

Effect of Prolonged Low Interest Rate Environment

The one-year deposit rate quoted by the PBOC had fallen from 10.98% in July 1993 to 1.98% in April 2002, and has remained at 1.98% thereafter. As interest rates decline in the PRC, the investment yield that insurance companies could earn may drop below the assumed investment yields used in the calculation of fixed premiums. As the assumed mortality rates and administrative expenses used by insurance companies in calculating premiums are generally estimated conservatively and are generally more stable, they usually offset some shortfall in the investment yield. However, if the shortfall is large enough, lower mortality rates and administrative expenses may not be sufficient to cover the shortfall, and the insurance policy in question may result in a net loss to the insurer. This phenomenon is generally referred to as "negative spread".

Product Diversification

The traditional non-participating policies sold by insurers generally guarantee returns to the policyholders. In order to reduce exposure to interest rate risks in general and the negative spread problem in particular, life insurers in the PRC have launched products, such as participating and investment-linked products, which may not provide guarantee returns to policyholders but, instead, pay **policy dividends** in accordance with the combined effects of actual mortality rates, investment yields and expense levels as compared to the assumptions of these factors on pricing and the invested assets, respectively.

Channel Proliferation

Insurance companies in the PRC have traditionally relied primarily on their exclusive agent distribution channels to market products, and the use of sales agents has remained as the principal means of distributing life insurance products. In recent years, however, there has been a general increase in the use of new sales methods. In particular, bancassurance, although in its early development stage in the PRC, has become increasingly important as a distribution channel for life insurance. The growth of bancassurance is also facilitating the creation of marketing alliances between financial services institutions leading to broader sales channels.

Potential Investment Opportunities

Insurers in the PRC generally have limited investment opportunities due to the lack of available investment options and vehicles as a result of legal and regulatory constraints as well as the lack of liquidity and depth in the capital markets. With the decrease in interest rates, this limitation on investment options has exacerbated the asset-liability mismatch problem. As a result, the CIRC has indicated that it is considering extending the permissible choices of investment. In particular, since June 2003, the CIRC has allowed PRC insurance companies to invest up to 20% of their total assets as of the end of the previous month in corporate bonds issued by PRC companies that are rated AA or above by a CIRC approved credit rating agency, calculated on the basis of cost. In addition, since January 31, 2004, the State Council has been encouraging the investment of insurance funds in the PRC capital markets, as well as the further development of the PRC bond markets. However, the CIRC has not made any

further announcements regarding any additional permissible investment choices or the timeframe for allowing such investments.

Deregulation of Automobile Insurance

Until January 2003, the terms and premium rates of automobile insurance policies offered by insurance companies in the PRC were formulated and set by the CIRC. Since then, the CIRC has allowed insurance companies to provide their own terms, and set premium rates, of automobile insurance policies, subject to approval by the CIRC. By allowing insurance companies to customize automobile insurance policies based on specific demographics, safety records and needs of different customer segments, the CIRC aimed to promote competition in the automobile insurance sector and provide an environment in which consumers are able to choose from a broader range of automobile insurance policies based on their specific needs as well as their willingness to pay. While the deregulation of automobile insurance has resulted in price competition among automobile insurers in the PRC, it enables automobile insurers to improve their pricing and risk selection process.

OUR REORGANIZATION

We were established in March 1988 under the name Shenzhen Ping An Insurance Company, and we were engaged primarily in the underwriting of property and casualty insurance in Shenzhen. As our operations expanded beyond Shenzhen, we changed our name to Ping An Insurance Company of China in November 1992. We began underwriting life insurance in July 1994, and we changed our name to Ping An Insurance Company of China, Ltd. in January 1997 to reflect our reorganization into a joint-stock company pursuant to the PRC Company Law.

As required by the applicable regulations, we separated our insurance business into life insurance and property and casualty insurance. Ping An Life was approved for establishment on October 28, 2002 by the CIRC under PRC Insurance Law and was issued a new business license by the SAIC on December 17, 2002. Following its establishment, Ping An Life received a contribution of all of the assets, and assumed all of the liabilities, of the life insurance business previously operated by Ping An Insurance Company of China. Ping An Property & Casualty was also approved for establishment on October 28, 2002 by the CIRC under PRC Insurance Law and was issued a new business license by the SAIC on December 24, 2002. Following its establishment, Ping An Property & Casualty received a contribution of all of the assets, and assumed all of the liabilities, of the property and casualty insurance business previously operated by Ping An Insurance Company of China. In January 2003, upon the CIRC's approval of our restructuring proposal and in accordance with the PRC Insurance Law, our holding company was established and our name was changed to Ping An Insurance (Group) Company of China, Ltd. We were issued a renewed business license by the SAIC on January 24, 2003. We operate our life insurance business and property and casualty insurance business through our 99.0% ownership in each of Ping An Life and Ping An Property and Casualty, respectively. We continue to operate our trust business through Ping An Trust, which in turn holds a 64.1% equity interest in Ping An Securities.

In February 2002, Ping An Trust received approval from the PBOC to re-register as a trust company in connection with the PRC government's restructuring of the PRC trust industry. The PRC government initiated a restructuring of the trust industry in 1999, following the failure of several trust and investment companies. As a result of the restructuring, there was significant consolidation within the PRC trust industry, and the number of trust companies operating in the PRC was reduced to approximately 55 as of December 31, 2003.

In May 2001, in connection with an increase in the registered capital of Ping An Securities and as required by the CSRC, Ping An Trust, our then wholly owned subsidiary, reduced its equity interest in Ping An Securities from 61.0% to 30.0%. In August 2001, in connection with an increase in the registered capital of Ping An Trust, our equity interest in Ping An Trust was reduced from 100.0% to 95.0%. In June 2003, we increased our equity interest in Ping An Trust to 99.3%. In October 2003, Ping An Trust increased its equity interest in Ping An Securities to 64.1%.

We conduct our overseas operations through Ping An Overseas, our wholly owned subsidiary, with a focus on the property and casualty insurance market in Hong Kong. We have been conducting business outside of the PRC since 1992.

OUR REORGANIZATION

The following corporate structure chart sets forth certain of our operating subsidiaries in May 2001 prior to the commencement of our reorganization:



Ping An Insurance Company of China, Ltd.
100.0%
100.0%
Ping An Trust & Investment Co., Ltd.
China Ping An Insurance Overseas (Holdings) Limited
61.0%
Ping An Securities Company, Ltd.

OUR REORGANIZATION

The following corporate structure chart sets forth certain of our operating subsidiaries as of the date of this prospectus:



Ping An Insurance (Group) Company of China, Ltd.
99.0%
99.0%
99.3%
100.0%
Ping An Life Insurance Company of China, Ltd.(1)
Ping An Property & Casualty Insurance Company of China, Ltd.(2)
China Ping An Trust & Investment Co., Ltd.(3)
China Ping An Insurance Overseas (Holdings) Limited(4)
64.1%
73.0%
Ping An Securities Company, Ltd.(5)
Ping An Bank Limited(6)

(1) Ping An Life Insurance Company of China, Ltd. provides a wide variety of life insurance products and related services in the PRC. See the section headed "Business — Life Insurance".

(2) Ping An Property & Casualty Insurance Company of China, Ltd. provides a broad range of property and casualty insurance products and related services to our individual and corporate customers in the PRC. See the section headed "Business — Property and Casualty Insurance".

(3) China Ping An Trust & Investment Co., Ltd. provides trust services in the PRC. See the section headed "Business — Trust".

(4) China Ping An Insurance Overseas (Holdings) Limited, through its subsidiary, provides property and casualty insurance products in Hong Kong. See the section headed "Business — Overseas Operations".

(5) Ping An Securities Company, Ltd. provides brokerage, investment banking and asset management services in the PRC. See the section headed "Business — Securities".

(6) Ping An Bank Limited is primarily engaged in foreign currency commercial banking businesses in the PRC. See the section headed "Business — Trust — Fujian Asia Bank Ltd.".

OVERVIEW

We have achieved rapid and higher than industry average growth since our inception in 1988, and have transformed ourselves from a regional property and casualty insurance company into a leading insurance group in the PRC with the ability to provide multiple financial services and products that allows us to capture future growth opportunities in the PRC financial services sector. With our principal operating subsidiaries, namely Ping An Life, Ping An Property & Casualty, Ping An Trust and Ping An Securities, we are a multiple financial services provider in the PRC operating under one single brand name, with unified and centralized management, customer database, financial and information technology systems. We offer our customers a wide range of financial products and services with a focus on life and property and casualty insurance products through our multi-channel distribution network.

Our core life insurance and property and casualty insurance operations accounted for approximately 90.0% and 9.3%, respectively, of our total revenue in 2003. The following table sets forth the breakdown of our total revenue by business segment for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Life insurance	37,756	53,563	59,958
Property and casualty insurance	3,951	5,130	6,225
Other[(1)]	127	55	440
Total	41,834	58,748	66,623

(1) Consists of certain interest income and other businesses other than life insurance and property and casualty insurance, including our trust business and the securities services we provide to our customers through Ping An Trust and Ping An Securities, respectively.

Based on the latest published data from the CIRC, we were the second largest insurance company, in terms of gross written premiums and policy fees, operating in 2002 in the PRC, which is one of the fastest growing insurance markets in the world. Our business operations primarily consist of the underwriting of life insurance and property and casualty insurance. We had gross written premiums and policy fees of RMB63,134 million in 2003, of which RMB55,042 million, or approximately 87.2%, was from our life insurance operations and RMB8,091 million, or approximately 12.8%, was from our property and casualty insurance operations.

Based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China and the CIRC:

- We had the second largest market share in the PRC life insurance market in 2002. In addition, we had approximately 19.6% of all the gross written premiums and policy fees received by PRC life insurance companies in 2003;
- We had the third largest market share in the PRC property and casualty insurance market in 2002. In addition, we had approximately 9.7% of the gross written

premiums and policy fees received by PRC property and casualty insurance companies in 2003;

- Our net profit in 2001 and 2002 were the highest among all PRC insurance companies; and
- Our total assets as of December 31, 2002 were the second highest among all PRC insurance companies.

We have experienced strong growth in our overall insurance operations over the past three years. In particular, our gross written premiums and policy fees increased 42.6% in 2002 to RMB58,420 million from RMB40,955 million in 2001, and increased a further 8.1% in 2003 to RMB63,134 million.

Since our establishment in 1988, we have built one of the most recognized brand names in the PRC insurance industry. As of December 31, 2003, we had over 27 million life insurance customers and 4 million property and casualty insurance customers. A substantial majority of our customers are located in and near large cities such as Shanghai, Beijing, Nanjing, Guangzhou and Qingdao, which are among the most economically developed areas of the PRC, with a combined weighted average GDP per capita of approximately RMB28,600 in 2002 compared to average GDP per capita of RMB8,214 for the PRC as a whole. We expect future growth in our life insurance and property and casualty insurance businesses to be concentrated in these and other major cities, as well as their surrounding areas.

We have one of the largest insurance distribution networks in the PRC. As of December 31, 2003, the key components of our distribution network in the PRC include:

- 35 life insurance and 35 property and casualty insurance branch offices;
- over 2,600 life insurance and over 1,000 property and casualty insurance sub-branch offices located throughout the PRC;
- more than 180,000 sales agents for our individual life insurance products;
- more than 21,000 postal and commercial bank branch offices through which we distribute our bancassurance products; and
- over 8,000 employees engaged in sales and marketing activities for group life and property and casualty insurance products.

We believe that our strong market position, our premier brand name, our extensive multi-channel distribution network and our profitability are attributable to our constant search for new and innovative ways to better serve our customers. Our innovation has not only allowed us to capture market opportunities, but also enabled us to quickly adapt to the rapidly changing market conditions in the PRC. For example, we are the first PRC domestic insurance company to introduce an agency-based distribution model for the individual life insurance business. Furthermore, we are the first PRC insurance company to develop and adopt a comprehensive automobile insurance pricing table, and we have established an efficient claim settlement procedure through the Internet for automobile insurance claims. In addition, we are the first PRC insurance company to offer **investment-linked life insurance**. Moreover, we believe our product development and distribution expertise, professional underwriting and claims management systems, superior and innovative customer service and ability to innovate help

us maintain our leading market position and capture the growing demand for insurance services in the PRC.

We have received numerous awards and recognition for our achievements, including most recently:

- our being selected the most competitive brand name in the PRC in 2003 by China Market and Media Study, a joint study conducted by Sinomonitor and British Market Research Bureau;
- our being selected as the most innovative PRC enterprise in 2003 by the Twenty-First Century Economics Forum organized by Twenty-First Century Economics Journal, which is one of the leading business and finance journals in the PRC;
- our being selected as one of the most respected enterprises in the PRC by Economics Observer magazine in conjunction with Beijing University Management Research Center in 2001, 2002 and 2003, the only insurance company selected in all three years;
- our being recognized as the best customer relationship management practice in the PRC insurance sector in 2002 and 2003 by the Greater China Customer Relationship Management Association;
- our being recognized as having the best call center in the PRC in 2003 by China Federation of Information Technology Promotion, a national organization recognized by the Ministry of Information Industry of the PRC;
- our being selected as the best e-financial institution in 2003 by the E-finance Forum of the PRC, which was organized by the Customer Relation Management Research Center of China;
- Mr. Cheung Chi Yan Louis, our then Chief Information Officer, and our current Chief Operating Officer and Chief Financial Officer being recognized as an excellent Chief Information Officer in 2002 by CEO & CIO in Information Times, which is one of the leading information technology journals in the PRC; and
- our being ranked first in information technology capabilities among PRC insurance companies in the 2003 IPower 500 survey organized by the National Informatization Evaluation Center, a PRC government sponsored organization.

RECENT DEVELOPMENTS

On September 29, 2003, Ping An Trust entered into a share transfer agreement with Bank of China, pursuant to which Ping An Trust agreed to acquire Bank of China's 50% equity interest in Fujian Asia Bank Ltd. for US$18.3 million. HSBC and BCA Finance Limited had previously entered into a separate share transfer agreement, pursuant to which HSBC agreed to acquire BCA Finance Limited's 50% equity interest in Fujian Asia Bank Ltd. Ping An Trust and HSBC subsequently entered into a joint venture contract, pursuant to which Ping An Trust agreed to make a capital contribution of US$23 million for an additional 23% equity interest in Fujian Asia Bank Ltd. Fujian Asia Bank Ltd., which has been renamed Ping An Bank Limited, became a 73% owned subsidiary of Ping An Trust on February 19, 2004.

Fujian Asia Bank Ltd. is a joint venture bank established in 1993 by Bank of China and BCA Finance Limited, with each party holding a 50% equity interest. As of December 31, 2003, Fujian Asia Bank Ltd. had total assets of US$56.0 million and total liabilities of US$23.4 million. As of the same date, it had one office located in Fujian province, the PRC, with approximately 20 employees that are primarily engaged in foreign currency commercial banking businesses in the PRC. We intend to leverage Fujian Asia Bank Ltd. to develop a consumer banking business, including offering credit card and real estate mortgage lending services, as and when laws and regulations permit. We believe this transaction will enhance our ability to provide our customers with multiple financial services, including insurance, securities, banking, pension fund management and credit cards. See "— Our Strategy".

Our purchase of an equity interest in Fujian Asia Bank Ltd. is not expected to result in any material change to our current business operations or financial condition, and is not expected to make a material contribution to our net profit in the near future.

MARKET OPPORTUNITIES

During the past decade, the PRC insurance market has been one of the fastest growing insurance markets in the world, with industry-wide insurance premiums increasing from RMB50 billion in 1994 to RMB388 billion in 2003 based on data published by the National Bureau of Statistics of China. In particular, significant growth was recorded since 2000, with industry-wide insurance premiums increasing by 44.7% to RMB305 billion and 27.2% to RMB388 billion in 2002 and 2003, respectively.

The table below sets forth gross written premiums, based on PRC GAAP financial data published by the National Bureau of Statistics of China, of PRC life and property and casualty insurance companies from 2001 to 2003:

	2001	2002	2003
	(in billions of RMB)		
Life insurance	142.4	227.5	301.1
Property and casualty insurance	68.5	77.8	86.9

Despite the substantial growth in premiums in recent years, the industry-wide life and property and casualty insurance premiums represented only 2.6% and 0.7%, respectively, of the PRC's GDP in 2003. These low penetration rates indicate that the PRC insurance market has substantial potential for further significant growth. Furthermore, penetration rates in the PRC insurance market are significantly lower than those in the more developed markets in Asia, Europe and North America. See the section headed "The PRC Insurance Industry — Overview".

The PRC is in the midst of an economic as well as a demographic transformation, which we believe will continue to create significant growth opportunities in the PRC insurance market. In particular, the PRC government is transforming the economic system from one that is centrally-planned to one that is more market-oriented. This transformation involves, among other things, the gradual reform of state-owned enterprises and the reduction of government or employer sponsored benefits that those enterprises traditionally provided to their employees, such as housing, medical and retirement benefits. At the same time, the expanding private sector in the PRC is giving rise to a middle class that has growing levels of disposable income and is increasing its spending on insurable property, such as automobiles

and residential housing. This rising middle class may not have the same level of housing, medical or retirement benefits that were once provided by the state-owned enterprises and may need to find alternative arrangements, such as insurance policies, for such benefits and coverage. Moreover, the PRC is undergoing a demographic transformation, due to an increase in life expectancy and a decrease in birthrate, that is expected to result in an increase in the percentage of the population age 65 or older. As a result, demand is increasing for insurance-related products such as life insurance, health insurance and pension plans, which provides an opportunity for further significant expansion and development of the PRC insurance industry.

Moreover, we believe the economic transformation in the PRC will create opportunities for other consumer financial products and services, such as credit cards and home mortgages. In addition, we expect to see an increase in demand for more sophisticated and diversified consumer financial products and services, such as trust, securities and related services. We believe that, as one of the leading PRC insurance companies, we are well-positioned to capture these opportunities.

OUR STRENGTHS

We are one of the largest and most profitable and most innovative insurance companies in the PRC. Our principal strengths include:

- **Leading insurance franchise with a well-recognized brand name.** We are the second largest insurance company in the PRC in terms of gross written premiums and policy fees in 2002. As of December 31, 2002, we had the second largest market share in the life insurance market and the third largest market share in the property and casualty insurance market in terms of gross written premiums and policy fees. Furthermore, we have enjoyed rapid growth over the past three years, with gross written premiums and policy fees growing by approximately 52.9%, 42.6% and 8.1% in 2001, 2002 and 2003, respectively. As the second largest PRC insurance company, we have also developed an extensive customer base in the PRC with over 27 million life insurance customers and 4 million property and casualty customers as of December 31, 2003, and we have one of the most recognized brands in the PRC insurance industry. Based on a customer survey of 1,251 individuals in 8 major cities in the PRC conducted by Gallup in September 2002, we had the highest brand recognition by first mention and we were considered the most liked insurer in the PRC. Moreover, we have focused our business primarily on the more economically developed coastal areas in the PRC, including Beijing, Shanghai, Tianjin, Jiangsu, Zhejiang, Guangdong, Shandong and Liaoning. Based on data published by the CIRC, approximately 70% of our gross written premiums and policy fees were from these areas in 2002, which was substantially higher than the industry average of approximately 57%. As a result of our focused geographic expansion approach, we have established and maintained the leading market position in some of the most competitive life insurance markets in the PRC, such as Beijing and Shanghai with market shares of approximately 32.7% and 36.1%, respectively, in terms of gross written premiums and policy fees in 2003, based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP.

- **Corporate culture that is focused on shareholder value and on effective adoption of international practices.** Our corporate culture is focused on the creation of shareholder value and the adoption of international practices in product management, customer service, distribution and corporate governance. We believe that our corporate culture has been and will continue to be the cornerstone of our success. In particular, based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China, our net profit in 2001 and 2002, were the highest among all PRC insurance companies. Our corporate culture has also allowed us to focus quickly on business opportunities that offer potential for both profitability and growth.

- **Sound corporate governance and effective internal controls.** As the first insurance company in the PRC to attract foreign investment, we have made significant progress in improving our corporate governance according to international practices following investments by the GS Investor and the MS Investor in our Company in 1994. We are the first major PRC insurance company to engage an international accounting firm as our external independent auditors, and we have established a centralized financial system to enable real-time and accurate financial reporting. We have engaged an international actuarial consulting firm to conduct independent reviews of policyholders' reserves since 1995. Moreover, we have put in place a firm-wide risk management framework, and have set up a risk management committee at the Group level responsible for establishing and overseeing our risk management policies. Following HSBC Insurance's investment in our Company in 2002, we have further improved our internal controls, agent monitoring and supervision and risk management. In addition, we have strengthened our corporate governance through the appointment of three independent non-executive Directors to our Board, and the establishment of an audit committee that consists of three non-executive Directors.

- **Experienced and strong management team that combines international expertise with extensive operating experience in the PRC insurance industry.** Our commitment to a value-driven corporate culture that is based on merit has allowed us to attract and retain an experienced and strong management team. As early as 1996, we have been recruiting and retaining management personnel from both within and outside the PRC. We have a very experienced management team in the PRC insurance industry. In particular, more than half of our top ten senior managers and approximately one-third of our top 50 managers have experience in the international insurance industry. As a result, our management team brings substantial international expertise to the day-to-day management of our operations. At the same time, our management team effectively combines their international expertise with extensive working knowledge of the needs and practices of the PRC insurance industry. This combination has enabled us to stay in the forefront of innovation, as well as better adapt ourselves to the rapidly changing market environment in the PRC, by developing and introducing a range of product and service initiatives, distribution strategies, underwriting techniques and management practices that have been developed by insurance companies worldwide. For example, we are the first PRC domestic insurance company to introduce an agency-

based distribution model for the individual life insurance business as well as the first to offer investment-linked life insurance. In addition, we are the first PRC insurance company to develop and adopt a comprehensive automobile insurance pricing table, and we have established an efficient claim settlement procedure through the Internet for automobile insurance claims. We believe that our management team is well-prepared to capitalize on the growth opportunities in the PRC insurance market.

- **Strong multi-channel distribution capability.** We have developed one of the largest insurance distribution networks in the PRC, with 70 branch offices, over 3,600 sub-branch offices, more than 180,000 sales agents for our individual life insurance products and over 8,000 employees engaged in sales and marketing activities of our group life and property and casualty insurance products as of December 31, 2003. This multi-channel distribution network has enabled us to sell a full range of insurance and other financial products to our customers throughout the PRC. Furthermore, we have bancassurance arrangements with China Post, the four largest national commercial banks and many other national and regional commercial banks in the PRC. These arrangements provide us with important additional distribution channels for our products through the participating branch offices of China Post and these commercial banks, which totaled over 21,000 as of December 31, 2003. In addition, we have launched a series of new innovative distribution initiatives, such as the distribution of cargo, automobile, homeowners and accident insurance products through our PA18 Internet financial portal and our nationwide call centers.

- **Focus on more profitable regular premium individual life insurance products.** We focus on the development and marketing of regular premium individual life insurance products that provide a stable revenue stream and higher profit margins, such as participating whole life insurance and participating endowment life insurance. In 2003, renewal premiums from individual life insurance products accounted for approximately 46.5% of the gross written premiums and policy fees for our life insurance business. In particular, approximately 73.9% of our gross written premiums from our individual life insurance products were attributable to renewal premiums in 2003. In addition, over 94% of the first year premiums from our individual life insurance products were attributable to regular premium products. We believe these figures were among the highest for PRC insurance companies. We believe our focus on regular premium individual life insurance products provides us with a competitive advantage over our competitors that rely significantly on less profitable single premium insurance products. In particular, the stable revenue stream generated by our product mix focused on renewal premium enables us to focus on longer term sustainable growth opportunities.

- **Leading and innovative customer service.** Our advanced information technology system, including our centralized customer database, unified information technology platform and web-enabled applications, allows us to provide superior and innovative services to our customers. In particular, we are able to serve our customers at all times and in various locations in the PRC through our centralized nationwide call center, our PA18 Internet financial portal, our branch and sub-branch offices and our

sales force. Moreover, we have established a nationwide automobile insurance claims processing service.

- **Strong investment management capability.** As early as 1997, we have centralized our investment management activities and have put in place an investment management structure in line with international practices. In particular, we have established an investment management committee that consists of our most experienced investment, financial and actuarial professionals, and the principal executive officers of our life and property and casualty insurance businesses. This committee is responsible for formulating our overall asset allocation strategy, medium- to long-term investment strategy and risk limits. Our investment management center, led by our chief investment officer, consists of an experienced team of portfolio managers and asset managers, and is responsible for the daily execution of our asset allocation and investment strategies. We ensure that a proper risk management mechanism is in place by, among other things, separating the investment activities from the risk control and back office operations. We have also created separate asset portfolios for businesses and products with distinct return characteristics and liability structures to ensure that, to the extent possible, the return and risk profile and asset liability duration are properly matched.

- **Leading information technology systems.** We have made significant investments in our information technology, and we believe we are the information technology leader in the PRC insurance industry. In the 2003 IPower 500 survey organized by the National Informatization Evaluation Center to assess the information technology capabilities of PRC enterprises, we were ranked first in the insurance sector. Our unified information technology platform, web-enabled applications and uniform technology standards allow us to centralize customer information and develop solutions quickly and efficiently to meet the needs of our customers, as well as offer our customers innovative products and services.

- **Ability to provide multiple financial services and products to capture new business opportunities.** We are a leading PRC insurance company that has established a multiple financial services platform, offering a wide range of products and services including insurance, asset management, trust and securities business. We offer these products and services through our four principal subsidiaries, Ping An Life, Ping An Property & Casualty, Ping An Trust and Ping An Securities. We believe we are in a position to fully capitalize new growth opportunities in other non-insurance related financial services because of our premier single brand name, multiple product offering capability, multi-channel distribution network and unified database enabled by our advanced information technology system. We have also taken initiatives to facilitate cross-selling of our products to our customers by leveraging our multi-channel distribution network. In particular, property and casualty insurance premiums collected by our life insurance agents increased to RMB253 million in 2002 from RMB97 million in 2001, and increased to RMB443 million in 2003.

OUR STRATEGY

Our strategy is to offer our customers a broad range of financial products and services under one brand, with a focus on life and property and casualty insurance products, through our multi-channel distribution channels. We will undertake strategic initiatives focused on enhancing our competitiveness in our core life and property and casualty insurance businesses, pursuing our multiple financial services business model and building strong back office and risk management support. In particular, we will:

- **Pursue profitable growth through the strengthening of our distribution channels.** We intend to pursue profitable growth by improving the productivity and efficiency of our distribution channels. We seek to achieve this objective by:

  — further professionalizing our individual life insurance sales agents to improve productivity and quality by rolling out skill improvement programs in key cities, and significantly upgrading our sales management and support infrastructure;

  — improving the productivity and quality of our group sales representatives through redesigning the compensation structure and upgrading of sales management and support;

  — optimizing our bancassurance network to increase profitability, including pursuing exclusive cooperation arrangements with selected commercial bank partners and developing an insurance consultancy business model;

  — redesigning the compensation structure and sales management system of the various distribution channels in our property and casualty insurance business to enhance productivity, operational efficiency and profitability, as well as strengthen relationships with insurance intermediaries; and

  — developing new distribution channels to capture additional revenue, such as our nationwide call centers, as well as expanding the use of our PA18 Internet financial portal and direct mailing.

- **Enhance our profitability through product mix optimization and more rigorous and disciplined underwriting.** We seek to enhance our profitability by optimizing our life insurance product mix, as well as adopting a more rigorous and disciplined approach to the underwriting of property and casualty insurance policies. We intend to achieve this objective by:

  — continuing to focus on more profitable individual regular premiums products;

  — adjusting product features, optimizing the product mix within our group insurance and bancassurance products to enhance our profitability; and

  — enhancing our underwriting discipline and improving our risk selection and risk-based pricing capacity for our property and casualty insurance business.

- **Continue to focus on and enhance product offerings and customer service.** We seek to further improve our customer retention and persistency rate and attract

new customers by continuing to focus on and enhance our product offerings and customer service. We plan to achieve this objective by:

— developing product offerings that are profitable, such as accident and health insurance products, and targeted at key customer segments;

— enhancing our ability to serve our customers at all times and in various locations in the PRC by leveraging our nationwide call center, our PA18 financial portal, our centralized customer database, our advanced information technology system, our distribution network and our sales force;

— standardizing service counter processing procedures to provide efficient customer service; and

— increasing the customer service role of our sales agents by encouraging them to maintain regular contact with customers to whom they have sold insurance policies.

- **Maximize cross-selling opportunities by leveraging our broad customer base and diverse product offerings.** We plan to leverage our broad customer base and our advanced information technology capacity to maximize cross-selling opportunities. We intend to achieve this objective by:

— utilizing our unified database of over 27 million life insurance and 4 million property and casualty insurance customers to facilitate our cross-selling activities;

— adopting performance-driven incentive mechanisms and implementing effective performance measure systems that emphasize and reward cross-selling; and

— conducting extensive training for our sales force to enhance their product knowledge as well as their sales and marketing skills to further improve their cross-selling productivity.

- **Further develop a multiple financial services platform by pursuing potential new business opportunities.** We plan to utilize our leading position in the PRC insurance market to further develop a multiple financial services platform for our customers. We plan to achieve this objective by:

— leveraging our customer base, distribution channels and well-recognized brand name in our development of multiple financial services; and

— selectively exploring opportunities in other financial services sectors, including, subject to receipt of applicable regulatory approvals, consumer banking, credit card, real estate mortgage lending and pension fund management.

- **Further centralize our key processing functions to control operating costs and improve operational efficiency.** We intend to achieve this objective by:

— reducing operating costs through consolidation and streamlining of back office processing operations, including underwriting and claim processing, and through obtaining advice and guidance from HSBC Insurance in accordance with the terms of the technical assistance and services agreement referred to on page 155 of this prospectus;

— redesigning and standardizing our internal work flow procedures; and

— leveraging our unified information technology platform to increase operational efficiency.

LIFE INSURANCE

Overview

We are the second largest life insurance company in the PRC in terms of gross written premiums and policy fees in 2002. Our life insurance business accounted for approximately 19.6% of the gross written premiums and policy fees received by PRC life insurance companies in 2003, in each case based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China. We started underwriting individual life insurance policies in 1994. Since the completion of our reorganization in 2002, we have conducted our life insurance operations through our 99% owned subsidiary, Ping An Life. Gross written premiums and policy fees received by our life insurance operations increased from RMB306 million in 1994 to RMB55,042 million in 2003. We have achieved higher than industry average growth rate since 1994. Based on the latest information published by the CIRC, we were the most profitable life insurance company in the PRC in 2001 and 2002. In addition, we have managed the growth of our life insurance business to focus on the development and marketing of more profitable insurance products, such as regular premium individual life insurance products.

We offer a variety of products to our individual and group insurance customers. We focus on underwriting more profitable individual regular premium life insurance products, which offer a stable source of revenue as well as higher profitability. Furthermore, we seek to optimize our product mix and enhance our profitability. We believe we are a leader in product innovation, and our product development efforts are supported by our experienced actuarial team. For example, we are the first PRC insurance company to offer investment-linked life insurance products.

We believe we are the leader in the PRC insurance industry in managing, training and supporting our individual life insurance sales agents, and we are continuously upgrading our sales management infrastructure to maintain our leadership position. We are the first PRC insurance company to introduce an agency-based distribution model for the individual life insurance business. Moreover, of the 708 sales agents in the PRC who have qualified for the Million Dollar Round Table, which is an international association of top life insurance sales agents, in 2002, 660 were our sales agents. Our life insurance products are primarily distributed through sales agents, group sales representatives and branch offices of China Post and commercial banks in the PRC that have bancassurance arrangements with us. The distribution network for our life insurance products includes our sales force of over 180,000 individual insurance sales agents and over 1,200 group sales representatives. In addition, we have 35 life insurance branch offices and over 2,600 sub-branch offices located throughout the PRC. Furthermore, as of December 31, 2003, over 21,000 branch offices of China Post and commercial banks in the PRC had bancassurance arrangements with us. As of the same date, we had approximately 27 million individual and 188,000 corporate life insurance customers.

We believe we are a leader in customer service in the PRC insurance industry. Our advanced information technology system, centralized customer database and leading call center services all enhance our customer service and customer persistency.

We currently generate a significant portion of our life insurance premiums from the more economically developed areas of the PRC. In particular, the gross written premiums and policy fees attributable to our life insurance customers in our leading ten branch offices accounted for approximately 64.0% of the gross written premiums and policy fees received by our life insurance operations in 2003. Furthermore, based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP, our gross written premiums and policy fees derived from Beijing and Shanghai were the largest among PRC life insurance companies operating in these cities, and accounted for approximately 32.7% and 36.1%, respectively, of the gross written premiums and policy fees received by PRC life insurance companies in these cities in 2003.

We manage our life insurance business with a focus on profitable growth, taking into account the changing market conditions and increasing competition in the PRC insurance industry. In particular, we have implemented various measures to further focus on the more profitable individual regular premium life insurance products, manage the growth of our group insurance and bancassurance business to achieve higher profitability, and further professionalize our sales force.

The following table sets forth certain financial and operating data for our life insurance operations as of the dates or for the periods indicated:

	As of or for the year ended December 31,		
	2001	2002	2003
	(in millions of RMB, except percentages)		
Gross written premiums and policy fees	34,952	50,582	55,042
Individual life insurance	27,844	32,329	34,616
Bancassurance	2,837	9,633	10,562
Group insurance	4,271	8,620	9,864
Market share of gross written premiums and policy fees[(1)]	28.1%	23.5%	19.6%
First year premiums and policy fees	16,758	28,463	28,295
Renewal premiums and policy fees	18,194	22,119	26,747

(1) Based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China.

Business Initiatives

We intend to further develop our life insurance business and implement our overall strategy with respect to our life insurance operations by adopting the following business initiatives:

- **Further professionalize our individual life sales force to enhance productivity and quality.** We are implementing a number of measures to enhance the

productivity and professionalism among our sales force. We intend to achieve this objective by:

— rolling out intensive selling and service skill improvement programs for our sales agents and managers in key cities;

— upgrading our sales management and support process and infrastructure, including recruiting, training and information technology support; and

— continuously reviewing and improving our sales force, with a view towards identifying and replacing under-performing sales agents.

Through these measures as well as other initiatives, we intend to continue retaining our most productive sales agents and enhancing our overall productivity.

- **Build on our competitive brand position by further improving our product offerings and customer service.** We seek to attract and retain customers by enhancing our product offerings and customer service. In particular, we aim to achieve this objective by:

  — developing product offerings that are profitable and tailored to the needs of our customers;

  — leveraging our nationwide call center and centralized customer database to improve our customer service capability;

  — providing additional training to our sales force and restructuring the compensation structure of our sales agents to improve the level of services they provide to our customers; and

  — standardizing customer interface, work flow and service procedures at our service centers.

- **Pursue profitable growth in our individual life insurance business by focusing on the more economically developed areas in the PRC and on high net worth customers.** We are a leading life insurance company in the individual life insurance market in the PRC. We believe this market offers significant opportunities for our continued revenue growth. In particular, we plan to take advantage of these market opportunities by:

  — encouraging our sales agents to increase the use of riders to supplement our standard policies in promoting and selling our individual life insurance products;

  — continuing to focus on the sales of our regular premium products and the training of our sales force to market regular premium products;

  — continuing to target customers located in Shanghai, Beijing, Nanjing, Guangzhou and Qingdao and other more economically developed areas of the PRC, which offer significant growth potential; and

  — targeting high net worth individuals with varying insurance-related needs through the implementation of product pricing, service and retention strategies that are tailored to attract and retain such individuals as customers.

- **Improve the profit margin of our group insurance business.** We are a leading group insurance company in the PRC, providing group life insurance and annuity products to the employees of many of largest companies and institutions. We intend to improve the profit margin of our group insurance business by:

  — strengthening our multi-channel distribution network, including direct sales, cross-selling, brokers and other distribution channels, and further professionalizing our group sales representatives through better sales management;

  — adjusting our product mix to focus on products with higher profit margin and encouraging the sales of short-term group insurance products, such as accident and health insurance products;

  — establishing a performance monitoring system for our branch and sub-branch offices and closing down branch and sub-branch offices with low profit potential; and

  — implementing more stringent underwriting procedures.

- **Improve the profitability of our bancassurance operations.** We currently have bancassurance arrangements with China Post, the four largest national commercial banks and many other national and regional commercial banks in the PRC for the distribution of our bancassurance products. We intend to improve the profitability of our bancassurance operations by:

  — forming business alliances with institutions that have strong bancassurance relationships with us to develop new distribution models, such as insurance consultants for the distribution of bancassurance products;

  — continuing to develop exclusive bancassurance business model, as these arrangements tend to offer higher margins and lower selling commissions for our insurance products;

  — focusing on the sale of higher margin insurance products, such as accident insurance products, and expanding the sale of regular premium bancassurance products; and

  — improving productivity of bank branches that sell our bancassurance products by optimizing the distribution network and upgrading the selling skills of bank employees.

- **Increase cross-selling to our extensive customer base.** Our large customer base, centralized customer database and extensive distribution network enable us to cross-sell products in a cost-effective manner, and we intend to capitalize on this competitive advantage by increasing the cross-selling activities between our life and property and casualty insurance businesses. In particular, we intend to achieve this objective by:

  — intensifying the marketing by our property and casualty in-house sales representatives of group insurance products, such as group term life insurance products and group annuity insurance products, to their customers; and

— increasing the amount of cross-selling between our individual life insurance business and our group insurance business, such as the marketing of group term life insurance products and group annuity insurance products to our individual life insurance customers who are in decision-making positions within their organizations.

- **Further centralizing the processing of underwriting, claims and policy administration.** We plan to centralize the key underwriting, claims and policy administration processing functions to strengthen risk control, improve operational efficiency and enhance standardization of customer service.

Individual Life Insurance

We are the first PRC insurance company to introduce an agency-based distribution model to market the individual life insurance products. We have focused on underwriting the more profitable regular premium individual life insurance products, and over 94% of our individual life insurance first year premiums in 2003 were attributable to regular premium products. We have a very profitable individual life insurance business. In addition, we believe that we provide superior customer service, including our being recognized as having the best call center in the PRC in 2003 by China Federation of Information Technology Promotion.

Products

Our individual life insurance products generally fall into four principal categories: traditional non-participating life insurance, traditional participating life insurance accident and health insurance and non-traditional life insurance. In 2003, gross written premiums and policy fees from our individual life insurance products accounted for approximately 62.9% of the gross written premiums and policy fees received by our life insurance operations.

Traditional Non-Participating Life Insurance

Our primary traditional non-participating life insurance products include **whole life insurance, term life insurance** and **endowment life insurance.** In 2003, gross written premiums and policy fees from our individual traditional non-participating life insurance products accounted for approximately 28.3% of the gross written premiums and policy fees received by our life insurance operations.

Whole Life Insurance. Our whole life insurance products generally provide insurance for the insured party's entire life in exchange for the periodic payment of a fixed premium over the life of the insured or over a pre-determined period. The face amount of the policy is paid upon the death of the insured party and all of our whole life insurance policies provide for a **cash surrender value** to be paid upon early termination of the policy. Our dread disease insurance products provide an accelerated and guaranteed benefit of 80% or 20% of the sum insured during the policy period depending on the seriousness of the dread disease, with the remaining benefit paid upon death of the insured party.

Term Life Insurance. Our term life insurance products generally provide insurance for the insured party for a specified time period in exchange for the periodic payment of a fixed premium. Term life insurance products normally do not include any savings or investment

component, and term life insurance contracts generally expire without value if the insured party is still alive at the end of the coverage period.

Endowment Life Insurance. Our endowment life insurance products generally provide insurance for the insured party during the policy period as well as maturity benefits at the end of the policy period. The face amount of the policy is paid upon the death of the insured party. Maturity benefits are paid if the insured party survives the term of coverage.

Accident and Health Insurance

Our accident insurance products generally provide a guaranteed benefit in the event of death or disability of the insured party as a result of an accident during the policy period. The disability benefit we pay to the insured party will vary according to the type of disability afflicted upon such insured party. Our health insurance products generally provide for a daily hospital allowance or reimbursement of actual hospital expenses incurred by the insured party. We generally offer our accident and health insurance polices for a term of one year. In 2003, gross written premiums and policy fees from our individual accident and health insurance products accounted for approximately 4.4% of the gross written premiums and policy fees received by our life insurance business.

Traditional Participating Life Insurance

Our primary traditional participating life insurance products include whole life insurance and endowment life insurance. In addition to providing the benefits offered under our traditional non-participating life insurance products, our traditional participating life insurance products also entitle policyholders to receive dividends in the event our participating products have a distributable surplus in any year during the policy period. For any given year, a distributable surplus will generally exist if actual mortality rates and investment yields for a particular participating life insurance product are more favorable than the assumptions used in the pricing of such product. We are required by the CIRC to allocate at least 70% of the annual distributable surplus for our participating life insurance products for the benefit of policyholders. Depending on each policyholder's preference, any such allocated surplus may be distributed to policyholders either in the form of cash, as a cash deposit to accrue interest, as an offset against premiums or as an increase in policy amounts. We are not required under applicable CIRC regulations to distribute the whole annual surplus for a particular year. If we choose to distribute part of the annual surplus, the rest will be accumulated into a special dividend reserve, which can be distributed in future years. Each year, we make a determination on the annual surplus to be distributed according to the amount of annual surplus of that particular year and the availability of the accumulated special dividend reserve. The allocation of the annual surplus distributed among policyholders is based on equitable contribution principles.

In 2003, gross written premiums and policy fees from our individual traditional participating life insurance products accounted for approximately 26.9% of the gross written premiums and policy fees received by our life insurance operations.

Non-Traditional Life Insurance

In the past, we offered only one type of non-traditional life insurance product, which is the investment-linked life insurance. We initially offered investment-linked life insurance to our

customers from October 1999 to June 2003. In June 2003, the CIRC issued a regulation that imposed new requirements on investment-linked life insurance products. As a result of the CIRC regulation, PRC insurance companies, including us, temporarily stopped selling investment-linked life insurance products. The validity of approximately 1,100,000 investment-linked life insurance policies sold before the end of June 2003 is not affected by the CIRC regulation. We have submitted an application to the CIRC in November 2003 relating to new investment-linked and universal life insurance products that are structured in compliance with the CIRC regulation. We will begin to sell these new products after we have received the relevant CIRC approvals. In 2003, gross written premiums and policy fees from our individual investment-linked life insurance products accounted for approximately 3.3% of the gross written premiums and policy fees received by our life insurance operations. Holders of our investment-linked life insurance products may determine the allocation of their investment premiums among three different investment portfolios: conservative portfolio, balanced portfolio and growth portfolio.

The following table sets forth certain financial and operating data for our principal individual life insurance product categories as of the dates or for the periods indicated:

	As of or for the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Traditional non-participating:			
Gross written premiums and policy fees	15,940	15,455	15,561
First year premiums and policy fees	660	758	1,245
Renewal premiums and policy fees	15,280	14,697	14,316
Accident and health:			
Gross written premiums and policy fees	1,736	2,230	2,433
First year premiums and policy fees	1,736	2,230	2,433
Renewal premiums and policy fees	—	—	—
Traditional participating:			
Gross written premiums and policy fees	5,239	11,014	14,801
First year premiums and policy fees	4,374	6,853	5,249
Renewal premiums and policy fees	865	4,161	9,552
Non-traditional:			
Gross written premiums and policy fees	4,929	3,630	1,821
First year premiums and policy fees	4,002	949	96
Renewal premiums and policy fees	927	2,681	1,725
Total gross written premiums and policy fees	27,844	32,329	34,616
Total first year premiums and policy fees	10,772	10,790	9,023
Total renewal premiums and policy fees	17,072	21,539	25,593

Distribution

We believe we are the leader in the PRC insurance industry in managing, training and supporting our individual life insurance sales agents, and we are continuously upgrading our sales management infrastructure to maintain our leadership position. In 2003, we were selected, for the third time, as one of winners for the Excellence in Education Award, by Life

Office Management Association, or LOMA, an international association through which more than 1,250 insurance and financial services companies from over 70 countries engage in research and educational activities to improve company operations. In addition, in 2004, we were selected, for the fifth time, as one of the winners for the Educational Achievement Award, which recognizes fifteen companies worldwide with the greatest participation in LOMA's education programs based on the total number of enrollments during the previous calendar year. We are the first PRC insurance company to introduce an agency-based distribution model for the individual life insurance business. Moreover, of the 708 sales agents in the PRC who have qualified for the Million Dollar Round Table, which is an international association of top life insurance sales agents, in 2002, 660 were our sales agents.

We currently have over 180,000 **captive sales agents** to market these products. Our sales agents, including our sales agent management team, are not our direct employees, but each sales agent enters into an exclusive agency agreement with us every three years. In addition, the PRC Insurance Law prohibits individual sales agents from accepting **commissions** from more than one life insurance company concurrently.

Our sales agent management team consists of approximately 20,000 sales directors, approximately 2,200 sales operations directors and approximately 570 sales operations supervisors. Sales directors report to sales operations directors and, in addition to performing the tasks of a sales agent, are responsible for managing and coaching sales agents. Sales operations directors manage and train sales directors and report to sales operations supervisors. Sales operations supervisors oversee the sales operations in their district and report to the central life insurance sales departments located in our branch offices.

We are a leading PRC insurance company in providing training to our sales agents. In particular, we consider the ongoing training of our sales agents an important part of our business initiative to enhance the productivity and professionalism of our sales force. Accordingly, we require our sales agents to participate in various training programs on an ongoing basis. We offer courses that are required for promotion from sales agent to a sales management position and courses that are optional for agents who want to enhance their technical and marketing skills. We currently offer six required courses and eight optional courses. We intend to offer additional courses in 2004, including a marketing technique course, to sales agents who meet certain length of service and productivity requirements. In collaboration with the Life Insurance Marketing Research Association, or LIMRA, we have also established training courses for our sales management team members. In 2003, LIMRA awarded international quality assurance qualifications to approximately 8,000 of our sales agents.

Prior to becoming one of our certified sales agents, each candidate must complete our training program, which last approximately 11 weeks and is divided into three primary phases: preliminary training, pre-employment training and transition training. The preliminary training phase lasts four weeks and is designed to assist candidates in preparing for the government license examination. After completing the examination, the candidates participate in a week-long pre-employment training program, a five-week transition training program and a final three-day training program before they become our certified sales agents. In order to enhance the efficiency of our recruiting efforts, we established an agent selection system in June 2002 that utilizes the LASS test designed by LIMRA and individual interviews.

We are a leading PRC insurance company in providing support to our sales agents to increase their productivity. We provide support to our sales agents through branch sales support applications, call center and our PA18 Internet financial portal. Our sales agents can create customized insurance proposals, manage the sales activities and synchronize with our centralized database the latest information of our customers through a purpose-built sales support application running on their laptops. Moreover, we introduced a personal digital assistant version of the application in September 2003 to increase the level of support enabled by our advanced information technology system. We also utilize short messaging services to assist our sales agents in their marketing efforts.

The following table sets forth certain productivity measures for our sales agents for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
	(in RMB, except policy numbers)		
Average monthly first year premium per agent	3,884	2,786	3,036
New life insurance policies per agent per month	2.4	2.1	2.6

Our average monthly first year gross written premiums and policy fees per agent decreased 28.3% to RMB2,786 in 2002 from RMB3,884 in 2001. This decrease was primarily due to our decreased sales of investment-linked life insurance products. The decrease of the sales of our investment-linked life insurance products was principally a result of the significant downturn of the securities market of the PRC in 2001 and 2002, which made our investment-linked life insurance products less attractive to our potential customers. Our average monthly first year gross written premiums and policy fees per agent increased 9.0% to RMB3,036 in 2003 from RMB2,786 in 2002. This increase was primarily due to the increase of productivity and rationalization of our sales agents.

In 2003, we initiated the process of restructuring the compensation structure for our sales agents so that individual compensation will be tied more closely to, among other things, the volume and persistency level of insurance policies sold by the relevant agent. We believe that the new compensation structure will provide incentives to our sales agents to increase their productivity, as well as improve our retention of top agents, which we expect would result in more efficient utilization of our resources.

In addition to our regular sales agents, we have a dedicated team of approximately 16,000 home service agents based in our various branch and sub-branch offices that focus primarily on marketing new life insurance products to and servicing holders of **orphan policies,** which are life insurance policies that were originally sold by an agent who is no longer associated with us. Our home service agents provide premium collection as well as claim handling services for holders of orphan policies.

We believe as the PRC insurance industry further develops, we need to upgrade our sales management capability to further professionalize and upgrade the quality of our sale force and enhance productivity in order to remain competitive. We are in the process of rolling out skill improvement programs for our sales agents and managers, and further upgrading our sales management and support infrastructure, such as training, marketing and information technology support.

BUSINESS

Bancassurance

We started offering participating bancassurance products in August 2000. Our bancassurance business has achieved substantial growth since the introduction of our bancassurance products. During 2003, we decided to manage the growth of our bancassurance business and focus on increasing the profit margin by adjusting our product mix towards regular premium and short-term insurance products, optimizing the existing bank distribution network, and developing a more profitable model of distribution through banks.

Products

Our bancassurance products primarily consist of participating endowment life insurance, participating deferred annuities and accident insurance, and are generally single premium insurance products. In 2003, gross written premiums and policy fees from our bancassurance products accounted for approximately 19.2% of the gross written premiums and policy fees received by our life insurance operations.

Participating Endowment Life Insurance

The participating endowment life insurance products offered as part of our bancassurance products generally have the same characteristics as the endowment life insurance products offered as part of our individual life insurance products, except that the majority of these policies are single premium products with 5 year and 10 year maturities. For a description of these characteristics, please see the section headed "— Individual Life Insurance — Products — Traditional Participating Life Insurance".

Participating Deferred Annuity

We have been offering a participating **deferred annuity** as part of our bancassurance products since June 1, 2003. Holders of our participating deferred annuities contribute premiums during an accumulation period and either the holder or the beneficiary receives the following benefits:

- either a lump sum payment upon attaining the annuity vesting age or an annual payment beginning upon the attainment of the annuity vesting age and ending upon the death of the holder;
- a lump sum payment if the death of the holder occurs before the annuity vesting age; and
- dividends to the extent that our participating products have a distributable surplus in the accumulation period.

Accident Insurance

We have been offering accident insurance as part of our bancassurance products since June 1, 2003. These products generally have the same characteristics as the accident insurance products offered as part of our individual life insurance products. For a description of these characteristics please see the section headed "— Individual Life Insurance — Products — Accident and Health Insurance".

The following table sets forth certain financial and operating data for our bancassurance products as of the dates or for the periods indicated:

	As of or for the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Traditional participating:			
Gross written premiums and policy fees	2,837	9,633	10,560
First year premiums and policy fees	2,837	9,599	10,441
Renewal premium and policy fees	—	34	119
Accident and health:			
Gross written premiums and policy fees	—	—	2
First year premiums and policy fees	—	—	2
Renewal premium and policy fees	—	—	—
Total gross written premiums and policy fees	2,837	9,633	10,562
Total first year premiums and policy fees	2,837	9,599	10,443
Total renewal premiums and policy fees	—	34	119

Distribution

We have bancassurance arrangements with China Post, the four largest national commercial banks and many other national and regional commercial banks in the PRC for the distribution of our bancassurance products. Pursuant to our bancassurance arrangements with these institutions, our products are marketed to their customers through their employees and through direct mail and telemarketing in exchange for sales commissions that we pay to China Post and the commercial banks. We believe that the bancassurance distribution channel offers opportunity for growth due to the large number of postal and bank customers in the PRC. As of December 31, 2003, we had bancassurance arrangements with over 21,000 China Post and commercial bank branches in over 130 cities across the PRC. In 2003, gross written premiums and policy fees generated by our bancassurance arrangements accounted for approximately 19.2% of the gross written premiums and policy fees received by our life insurance business.

As of December 31, 2003, we had over one million bancassurance customers. Our customers may generally access our bancassurance products through service counters located at participating China Post and commercial bank branches. In addition, financial service centers at certain participating commercial bank branches are available to assist middle to high-end bank customers with their bancassurance product needs.

Our bancassurance arrangements generally do not prohibit participating China Post and bank branches from selling the products of other insurance companies. However, we have implemented a number of measures to encourage these entities to sell our insurance products in preference to those of other insurance companies, including providing training and computer software and entering into cooperation agreements with several banks.

Employees from participating China Post and commercial bank branches are required to attend a training program conducted by us, through which these employees are trained on product features and sales techniques. We are also in the process of linking computers at

participating China Post and commercial bank branches to our centralized underwriting information technology system, which facilitates the electronic submission of policy applications and the issuance of insurance policies at these branches. We have over 1,000 bancassurance specialists providing support to the employees of the participating China Post and commercial bank branches. These bancassurance specialists provide consultation to the employees of participating China Post and commercial bank branches regarding bancassurance products and sales techniques. These bancassurance specialists also visit the participating China Post and commercial bank branches to collect insurance applications and deliver approved insurance policies.

We entered into cooperation agreements with ICBC and Bank of China in June 2000 and October 2002, respectively, with respect to our bancassurance business. Our branch offices have entered into bancassurance agreements with the corresponding branches of ICBC and Bank of China that provide for the sale of our bancassurance products. We have not entered into cooperation agreements with China Post and the remaining two largest national commercial banks with respect to our bancassurance business. However, our branch offices have entered into bancassurance agreements with the corresponding branches of China Post and the remaining two largest national commercial banks that provide for the sale of our bancassurance products. The cooperation agreements with ICBC and Bank of China do not require us to maintain a minimum level of businesses with ICBC and Bank of China, respectively.

In 2003, sales of our bancassurance products through the participating branches of ICBC and Bank of China accounted for approximately 42% and 25%, respectively, of the gross written premiums and policy fees generated by our bancassurance arrangements. See the section headed "Risk Factors — Risks Relating to Our Insurance Operations — The termination or disruption of our bancassurance arrangements in the PRC may have a material adverse effect on our competitiveness and result in a decline in our revenues and profits".

Group Insurance

We are a leading PRC insurance company in providing group insurance products to large state-owned enterprises, foreign-invested enterprises, privately held PRC companies and municipal and county governments in the PRC.

Products

Our primary group insurance products generally fall into four principal categories: group traditional non-participating life insurance, group accident and health insurance, group traditional participating deferred annuity and group non-traditional deferred annuity. In 2003, gross written premiums and policy fees from our group insurance products accounted for approximately 17.9% of the gross written premiums and policy fees received by our life insurance operations.

Traditional Non-Participating Life Insurance

Our primary group traditional non-participating life insurance products include group whole life and group term life insurance products. These products generally have the same characteristics as the products offered as part of individual life insurance products. For a description of these characteristics, please see the section headed "— Individual Life

Insurance — Products — Traditional Non-Participating Life Insurance". In 2003, gross written premiums and policy fees from our group traditional non-participating life insurance products accounted for approximately 4.2% of the gross written premiums and policy fees received by our life insurance operations.

Accident and Health Insurance

Our primary group accident and health insurance products include group accident and group health insurance products. These products generally have the same characteristics as the products offered as part of individual life insurance products. For a description of these characteristics, please see the section headed "— Individual Life Insurance — Products — Accident and Health Insurance". In 2003, gross written premiums and policy fees from our group accident and health insurance products accounted for approximately 2.3% of the gross written premiums and policy fees received by our life insurance operations.

Traditional Participating Deferred Annuity

We currently offer a group participating deferred annuity. This product generally has the same characteristics as the participating deferred annuity offered as part of our bancassurance products. For a description of these characteristics please see the section headed "— Bancassurance — Products — Participating Deferred Annuity".

We generally offer these products to entities with more than eight employees. In 2003, gross written premiums and policy fees from our group traditional participating life insurance products accounted for approximately 11.4% of the gross written premiums and policy fees received by our life insurance operations.

Non-Traditional Deferred Annuity

We currently offer a group investment-linked deferred annuity, which has a combination of the characteristics of investment-linked insurance products and deferred annuity insurance products. Our group investment-linked deferred annuity insurance product provides insurance for the insured party during the policy period and an investment return linked to an investment option selected by the policyholder. Premiums are allocated partly to the insurance account and partly to investment portfolios according to a fixed schedule. Policyholders may determine the allocation of their investment premiums among three different investment portfolios: conservative portfolio, balanced portfolio and growth portfolio.

The deferred annuity feature of our group investment-linked deferred annuity insurance product provides a lump sum payment or an annual payment for the life of the holder. Holders of participating deferred annuities contribute premiums during an accumulation period and either the holder or the beneficiary receives the following benefits:

- either a lump sum payment upon attaining the annuity vesting age or an annual payment beginning upon the attainment of the annuity vesting age and ending upon the death of the holder;
- a lump sum payment if the death of the holder occurs before the annuity vesting age; and
- a lump sum payment if the holder is disabled before the annuity vesting age.

The following table sets forth certain financial and operating data for our principal group insurance product categories as of the dates or for the periods indicated:

	As of or for the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Traditional non-participating:			
Gross written premiums and policy fees	2,778	1,261	2,314
First year premium and policy fees	1,656	739	1,774
Renewal premiums and policy fees	1,122	522	540
Accident and health:			
Gross written premiums and policy fees	631	976	1,245
First year premium and policy fees	631	976	1,245
Renewal premiums and policy fees	—	—	—
Traditional participating:			
Gross written premiums and policy fees	836	6,215	6,270
First year premium and policy fees	836	6,206	5,777
Renewal premiums and policy fees	—	9	493
Non-traditional:			
Gross written premiums and policy fees	26	168	35
First year premium and policy fees	26	153	33
Renewal premiums and policy fees	—	15	2
Total gross written premiums and policy fees	4,271	8,620	9,864
Total first year premiums and policy fees	3,149	8,074	8,829
Total renewal premiums and policy fees	1,122	546	1,035

Distribution

We have over 1,200 group sales representatives located in our various branch and sub-branch offices throughout the PRC. These group sales representatives provide life insurance and retirement planning advice and sell health and other short-term insurance to institutional customers. These sales representatives receive performance based bonuses in addition to a base salary. Although we are currently shifting our product mix toward health and other short-term insurance products, we believe that the ongoing transformation of the PRC economy will continue to provide additional market opportunities for our group annuity products. See the section headed "— Market Opportunities".

As part of our marketing effort, we offer information technology services to assist our large institutional life insurance customers in developing an information technology platform to manage their pension plans. Through our PA18 Internet financial portal, we are able to quickly create customized solutions for our largest group life insurance customers. Our quick response to customer needs is one of the key reasons we are able to attract and retain these customers.

Insurance Intermediaries

We also distribute our group insurance products through insurance intermediaries such as institutional insurance agents, insurance brokers and ancillary agency organizations.

Institutional insurance agents primarily distribute our group participating deferred annuity products. Ancillary agency organizations primarily distribute our group accident insurance products such as travel accident insurance. We believe that these insurance intermediaries will play a more important role in the future for the distribution of our group insurance products.

Alternative Distribution Channels

An additional distribution channel for our life insurance products is through the cross-selling of these products by our property and casualty insurance business. In particular, decisions with respect to insurance coverage at state-owned enterprises and privately held companies in the PRC are often made by the same person irrespective of the type of insurance coverage sought. As a result, we also use the in-house sales representatives from our property and casualty insurance business to market our group insurance products to existing commercial property and casualty insurance customers. In addition, we have started to market our life insurance products through our nationwide call center 95511 and our PA18 Internet financial portal.

Furthermore, we also take advantage of cross-selling opportunities within our life insurance business by using sales agents from our life insurance business to market our group insurance products to individual life insurance customers who hold decision-making positions at large state-owned enterprises or municipal and county governments in the PRC.

The following table sets forth certain data relating to cross-selling of our life insurance products to our property and casualty insurance customers as of the dates indicated:

	As of December 31,		
	2001	2002	2003
	(in millions of RMB)		
Gross written premiums and policy fees from property and casualty insurance customers purchasing life insurance	28	247	468

Negative Interest Rate Spread on Legacy High Guaranteed Return Products

Like other major PRC life insurance companies, we offered life insurance products, including among others, whole life insurance, endowment life insurance and deferred annuities, with relatively high guaranteed rates of return from 1995 to 1999, primarily as a result of the then prevailing high market interest rates. As market interest rates in the PRC have generally decreased over the past few years, interest rates earned by us for those products have fallen below the assumed interest rates used in the calculation of premiums and policy fees. As a result, the substantial shortfall between the market interest rates and the guaranteed return rates have resulted in a negative interest rate spread. However, since the assumed mortality and morbidity rates and administrative expenses used in calculating premiums for our insurance products are relatively conservative, the difference between actual and assumed mortality and morbidity rates and expense experience have to date generally offset some effects of the negative interest rate spread. See the section headed "Financial Information — Negative Interest Rate Spread on Legacy High Guaranteed Return Products".

Customers

As of December 31, 2003, our life insurance customer base included over 27 million life insurance customers. The following table sets forth the number of our individual and corporate customers as of the dates indicated:

	As of December 31,		
	2001	2002	2003
	(in thousands)		
Individual customers	15,531	21,218	26,880
Corporate customers	73	119	188
Total	15,604	21,337	27,068

Approximately 45.8% of the gross written premiums and policy fees received by our life insurance operations in 2003 were attributable to customers located in or near Shanghai, Beijing, Nanjing, Guangzhou and Qingdao, which are among the more economically developed areas in the PRC. We believe these and other more economically developed areas will continue to offer greater potential for further profitable growth. As a result, we will continue to focus our sales and marketing efforts on these and other more economically developed areas, including the Bo Hai Bay area near Beijing and Tianjin, the Yangtze River delta area near Shanghai and the Pearl River delta area near Guangzhou. We also plan to increase our focus on high net worth individuals in Shanghai, Beijing, Nanjing, Guangzhou and Shenzhen.

The table below sets forth the geographic distribution of the gross written premiums and policy fees received by our life insurance operations for the periods indicated:

	For the year ended December 31, 2003	
	Amount	% of total
	(in millions of RMB, except percentages)	
Shanghai	7,525	13.7%
Beijing	6,642	12.1
Nanjing	4,154	7.5
Guangzhou	3,518	6.4
Qingdao	3,328	6.0
Shenyang	2,744	5.0
Hangzhou	2,229	4.0
Chengdu	1,773	3.2
Harbin	1,689	3.1
Fuzhou	1,672	3.0
All other areas[1]	19,768	36.0
Total	55,042	100.0%

(1) *Each of these areas individually accounted for less than 3.0% of the gross written premiums and policy fees received by our life insurance operations in 2003.*

We believe the gross written premiums and policy fees received by our life insurance operations are more concentrated in these more economically developed areas in the PRC as compared to the other major PRC insurance companies.

Customer Service

We are committed to providing quality customer service. In addition to basic customer service such as claim settlement and inquiry, we also provide our customers with worldwide accident assistance. Our primary customer service channels include our nationwide call center, our PA18 Internet financial portal, our sales office service outlets and our team of sales agents. Our ability to provide quality customer service is supported by our advanced information technology platform. In particular, our centralized database contains information on the insurance policies issued to over 27 million life insurance and 4 million property and casualty insurance customers. We believe we provide superior quality of customer service among PRC insurance companies as a result of these and other efforts.

The following table sets forth 13-month and 25-month persistency ratios for our individual life insurance customers as of the dates indicated:

	As of December 31,		
	2001	2002	2003
Individual life insurance customer 13-month persistency ratio[1]	83.4%	86.1%	85.7%
Individual life insurance customer 25-month persistency ratio[2]	80.8%	75.5%	79.6%

(1) Percentage of in-force life insurance policies 13 months after their issuance.

(2) Percentage of in-force life insurance policies 25 months after their issuance.

The decrease in our 25-month persistency ratio between 2001 and 2002 was primarily due to the increasing proportion of our life insurance policies with a guaranteed rate of return equal to or lower than 2.5%. In particular, these policies generally have a lower renewal rate compared to that of our legacy high guaranteed return products. Our 13-month and 25-month persistency ratios were 85.7% and 79.6%, respectively, as of December 31, 2003, compared to 86.1% and 75.5%, respectively, as of December 31, 2002. We expect to improve these levels of persistency ratios given our continuing efforts at enhancing customer service.

We have cooperated with accident assistance providers, such as AXA Assistance since January 1, 2001 and International SOS (Hong Kong) Ltd. since January 1, 1998, to provide accident assistance to our customers both within and outside the PRC. In particular, our accident assistance programs provide support services for our customers in the event that they become ill or have an accident. These services include medical consultations, medical evacuation and facilitating visits from family members in the event that the insured cannot be evacuated.

In addition, we established in July 2000 a centralized nationwide insurance call center in the PRC, which is accessible throughout the PRC using a single telephone number, 95511. The call center is available to serve our existing and potential customers 24 hours a day, seven days a week. Our call center provides our customers with a convenient way of inquiring about their life insurance products and reporting complaints. Our potential customers can also access the call center to discuss their insurance needs and be referred to our sales agents, group sales representatives or China Post and commercial bank branches that have

bancassurance arrangements with us. We employ approximately 270 operators organized into different groups based upon the Chinese dialects that the operators speak to accommodate the needs of our diverse customers. The call center handled an average of approximately 30,000 calls per day in 2003. Approximately 90% of all calls are picked up within twelve seconds and most inquiries from our existing and potential customers are answered within 24 hours. In February 2002, our call center was the first financial call center in the PRC to receive an ISO quality certification.

In 2000, we established our PA18 Internet financial portal to provide our customers with Internet-based services. Through our PA18 Internet financial portal, our customers are able to access the most recent information about us, as well as learn about the various products and services that we offer. In addition, our customers may purchase certain products and make premium payments through our PA18 Internet financial portal.

We have also established customer service outlets at our sub-branch offices throughout the PRC, and employed a service team of over 2,800 employees as of December 31, 2003 to handle customer inquires in these offices. We have taken measures aimed at improving the efficiency of our customer service counters nationwide by standardizing the service counter processing procedures. These procedures have been rolled out in 35 major cities in the PRC, and have increased our customer service counter capacity in these cities and lowered the cost of providing these services accordingly. In particular, the average waiting time at our customer counters is under five minutes. Furthermore, we have taken initiatives to increase the customer service role of our sales agents by encouraging them to maintain regular contact with customers who have purchased insurance policies from these agents. In particular, we require our sales agents to contact each of their customers at least once a year. By having sales agents who are already familiar with customer needs take a more active role in providing customer service, we are able to improve our service and strengthen our customer relationships.

Underwriting, Pricing and Claim Settlement

In order to be able to underwrite insurance policies or conduct claims processing, each of our underwriters and claims adjusters has to attend a series of trainings and pass our internal qualification exams. The performance of each of our underwriters and claims adjusters is closely monitored according to standards and procedures outlined in the professional qualification system. In addition, our advanced information technology platform provides support to our underwriters and claims adjusters to ensure the quality of their work. In particular, our centralized database allows us to check the risk exposure of a life insurance customer in all of our branches. Moreover, our advanced information technology platform allows us to set limits for maximum underwriting and claims processing for each of our underwriters and claims adjusters. We believe the quality of our underwriting and claims processing staff and the support we provide to them are among the best in the PRC insurance industry.

Our life insurance underwriting process involves an application and risk evaluation process that determines whether the risk related to a particular applicant, including both mortality risk and risk of insurance fraud, is consistent with the amount of risk that we are willing to accept. During this process, we consider the risk characteristics of the individual to be insured, including medical condition, occupation and financial profile. Depending on the

amount of risk to be assumed under a particular insurance policy, underwriting decisions are made by a team of underwriters based in our central underwriting department in Shenzhen, the relevant branch office or the relevant sales office.

We maintain strict guidelines regarding the extent of the review that we conduct with respect to an applicant depending on the type and amount of the policy that the applicant is applying for. For example, in the case of policies that provide benefits to policyholders above a certain amount, the insured party must undergo a medical examination performed by one of the physicians that we employ or designate. Applicants who are not rejected on the basis of their medical examination but who have substandard health are charged an additional premium for life insurance. We conduct additional investigations of the applicant if the amount of the policy that the applicant is applying for exceeds RMB500,000.

We establish per policy underwriting limits for each of our underwriters based upon their experience and qualification. To ensure that underwriters do not exceed their policy limits, we have implemented a centralized underwriting information technology system that will not accept a policy for underwriting if the amount of the policy exceeds the limit of the underwriter that submitted the policy. This system forwards such policies to the lead underwriter located in the same branch office as the submitting underwriter. If the policy amount is less than the underwriting limit of the lead underwriter, the lead underwriter may approve the policy. Otherwise, this system will forward the policy to our central underwriting department. See the section headed "— Information Technology".

Our actuarial team makes our pricing decisions based on the applicable CIRC regulations and actuarial calculations based on our own experience and assumptions. We also take into account data provided by our reinsurers. Our actuarial team consists of six actuaries with international qualifications, including the Society of Actuaries, the Casualty Actuarial Society in the United States and the Institute of Actuaries in the United Kingdom. In addition, our actuarial team consists of 15 actuaries who are in the advanced stages of an international qualification process, two PRC qualified actuaries and over 40 additional actuarial staff. Those members of our actuarial team who have actuarial qualifications have served with us on average over five years, compared to the corresponding average of three and half years for our entire actuarial team.

We price our life insurance products primarily on the basis of assumptions with respect to mortality rates. Furthermore, we also take into account the interest rates, expected administrative expenses, commission fees and profit margins for the particular product. The mortality rate assumptions for individual traditional participating life insurance, life insurance with a term in excess of one year and one year term life insurance with a guaranteed renewal option are set by the CIRC. In addition, interest rates, our administrative expense charges and commission fees for our life insurance products, including individual traditional participating life insurance, individual investment-linked life insurance, individual endowment life insurance and accident insurance, may not exceed the limits established by the CIRC. Our mortality and morbidity rate assumptions for accident and health insurance policies are based upon our own experience and data from reinsurance companies.

We have established a professional claims processing system, under which life insurance claims are processed by our team of over 1,000 life claim adjusters at either our central claims settlement department in Shenzhen or our branch offices. Each of our claims adjusters must

have passed our internal qualification examinations and over 80% of our claim adjusters have a bachelor's degree. We have established claim settlement limits for each of our claim adjusters, and claims that exceed the relevant limit must be reviewed by our central claims settlement department, which consists of senior managers of key business units, for approval. To ensure that claim adjusters do not exceed their policy limits, we have implemented a centralized claims settlement information technology system that will not accept a claim for settlement from a claim adjuster if the amount of the claim exceeds the limit for that claim adjuster. This system forwards such claims to the lead claim adjuster located in the same branch office as the submitting claim adjuster. If the claim amount is less than the claim limit of the lead claim adjuster, the lead claim adjuster may approve the claim for settlement. Otherwise, this system will forward the claim to our central claim department. See the section headed "— Information Technology".

Our life insurance claim adjusters use a standardized set of rules and procedures when settling claims, which helps ensure the quality, consistency and efficiency of our claims settlement process. To enhance our claims settlement efficiency, we classify our life insurance claims into three different categories: simple, normal and complex. The settlement of each of these categories of claims is handled through a separate set of procedures. We measure the efficiency of our claims settlement procedures by the percentage of claims that are settled within 10 days of the date upon which the claim was reported. In 2003, we settled approximately 90% of our life insurance claims within 10 days of the date upon which the claim was reported.

As part of our professional claims processing system, we conduct an audit of our claims settlement decisions annually, and each audit includes a review of each of the claim adjusters at our branch offices. During the audit, our central claims settlement department reviews the claims settlement records of the branch offices and the branch office claim adjusters, determines if our claims settlement procedures have been complied with and evaluates the performance of the branch office and the branch office claim adjusters. In addition, our central claims settlement department also reviews the claims settlement records of selected sub-branch offices during the annual audit process. Personnel from each of our branch offices will also review the claims settlement records of selected sub-branch offices under their supervision. In 2001, our life insurance claims processing system received an ISO 9001: 2000 certification.

Actuarial Practices

We have approximately 60 actuarial staff, approximately one-third of whom have international or PRC actuarial qualification. This team of actuaries provides actuarial support to other key business units of the Company.

We have established a product management committee consisting of our chief actuary and other senior management members to oversee the product development strategy. We have also established a set of comprehensive procedures and actuarial assumption standards for our product development process. After a new product is introduced to the market, our product management department monitors the sales and actual experience of the product and provides feedbacks to relevant personnel. We believe that our comprehensive product development procedures and our team of actuarial professionals enable us to maintain our competitive position.

We conduct company experience studies in mortality, morbidity, expense and lapse periodically. These studies will form the basis for our assumption setting in pricing, reserving and projection.

Our actuarial staff are also responsible for conducting analysis and recommendation to our agency compensation system to keep the compensation system competitive and cost effective.

Our actuarial team conducts periodic reviews of our reserves under both IFRS and PRC GAAP to ensure that our reserves, including policyholders reserves, claim reserves and unearned premium reserves will meet our future obligations. In addition, our actuarial team monitors our solvency margin on a regular basis.

Reserves

The following discussion relates to the determination of our life insurance reserves for purposes of our consolidated financial statements included in the Accountants' Report set forth in Appendix I, which are prepared in accordance with IFRS. We are also required to maintain, for purposes of our PRC statutory accounts, statutory reserves that are determined pursuant to the PRC Insurance Law as well as PRC statutory accounting standards, which are different in certain material respects from our reserves determined for purposes of our consolidated financial statements prepared in accordance with IFRS. See the section headed "Supervision and Regulation — Insurance Business — Reserves".

We maintain reserves to provide for our future benefit obligations under our traditional non-participating life insurance policies and our traditional participating life insurance policies. The principal types of reserves we maintain are policyholders' reserves, **claim reserves** and **unearned premium reserves**. During the last three years, our life insurance reserves determined for IFRS reporting purposes were higher than those for PRC GAAP reporting purposes. In addition, we may also maintain a premium deficiency reserve under certain circumstances.

Assets supporting policy liabilities of our investment-linked life insurance policies are maintained in separate and general accounts. The portion of assets maintained in the separate account is equal to the accumulated cash value of the investment-linked life insurance policies. The portion of assets maintained in the general account is for other future policy benefits to the extent these benefits are not covered by the funds in the separate accounts. See note 4 to our consolidated financial statements included in the Accountants' Report set forth in Appendix I.

Policyholders' Reserves

IFRS. We maintain policyholders' reserves to meet the future benefit obligations under our life insurance policies. Our policyholders' reserves are calculated on the basis of actuarial assumptions relating to mortality and morbidity rates, interest rates and administrative expenses. The assumptions used in the calculations are established upon the issuance of a policy, and remain unchanged except where a premium deficiency occurs with respect to the policy. We follow the **net level premium method** in calculating our policyholders' reserves. This method assumes a constant amount of pure insurance premiums over the terms of the relevant policy in calculating the amount of reserves to fund all future policy benefits.

PRC GAAP. Policyholders' reserves under our PRC statutory accounts are calculated on the basis of actuarial assumptions relating to mortality and morbidity rates, interest rates and administrative expenses. All of these assumptions, with the exception of our assumption on morbidity rates, are required to be based on the applicable rates that are set by the CIRC. Under CIRC regulations, premium deficiency reserves are required if the net premium is higher than the gross premium. We have generally maintained policyholders' reserves for purposes of our PRC statutory accounts at a level that is higher than the minimum required level under the PRC statutory accounting standards.

Claim Reserves

IFRS. Claim reserves comprise our best estimate of benefit obligations under our short-term life insurance policies, and represent the accumulation of estimates for ultimate losses. We calculate reserves for reported but not settled claims and incurred but not yet reported ("**IBNR**") claims either case-by-case or by approximation to this method on the basis of experience. We continually review and update the methods for determining these estimates and maintaining the resulting reserves.

PRC GAAP. Reserves for reported but not settled claims under our PRC statutory accounts are set at 100% of the claim amount. Our reserves for IBNR claims are set at 4% of actual payments made under our life insurance policies during a particular year.

Unearned Premium Reserves

IFRS. We maintain unearned premium reserves with respect to our short-term life insurance policies. We calculate these reserves on a pro rata basis over the term of the related policy coverage, which is generally a period of 365 days, and the unearned premium reserve represents the portion of net written premiums relating to unexpired periods of coverage.

PRC GAAP. Unearned premium reserves under our PRC statutory accounts are calculated on a pro rata basis over the term of the related policy coverage, which is generally 365 days, and the unearned premium reserve represents the portion of net premiums relating to unexpired periods of coverage. However, we are required to maintain unearned premium reserves for our accident and health insurance policies at the CIRC prescribed level of 50% of net written premiums received under those policies.

Premium Deficiency Reserves

IFRS. Under certain circumstances, we maintain premium deficiency reserves with respect to our short-term life insurance policies. We assess premium deficiency reserves on the basis of estimates of future benefit obligations, costs, premiums earned and investment income. Premium deficiency reserves are included as a component of policyholders' reserves where applicable.

PRC GAAP. Under CIRC regulations, premium deficiency reserves are required if the renewal net premium is higher than the gross premium. Premium deficiency reserves are included in policyholders' reserves for purposes of our PRC statutory accounts.

Due to the nature of the underlying risks and the high degree of uncertainty associated with determination of our future insurance benefit obligations, we cannot precisely determine the amounts that we will ultimately pay with respect to these obligations. However, we

generally provide reserves in greater amounts than required by the applicable PRC regulations. We review our estimates for future benefit obligations annually, and compare them with our actual experience to ensure that these estimates reflect our most recent experience. We revise our estimates when we determine that expected future experience differs from estimates used in the development of our reserves. If the reserves originally recorded subsequently prove to be inadequate, we would be required to increase our reserves, which may have a material adverse effect on our business, financial condition and results of operations. See the section headed "Risk Factors — Risks Relating to Our Insurance Operations — Differences between actual benefits and claims experience and underwriting and reserving assumptions may require us to increase our reserves".

Reinsurance

We reinsure a portion of the risk that we assume under our life insurance policies to reduce our exposure to loss, stabilize our earnings and protect our capital resources. We cede to reinsurers a portion of these risks in exchange for a portion of the premiums we receive with respect to these policies. In addition, we are required by applicable PRC regulations to cede 10% of the gross written premiums received under our individual accident and health insurance policies with a term of one year or less to China Reinsurance Company, although we may choose to cede a higher amount. This requirement will, however, be phased out by December 2005. We also purchase additional reinsurance based upon our risk management needs. With respect to our long-term life insurance policies, we have purchased reinsurance coverage for loss above a specified aggregate retention level.

To reduce our reinsurance concentration risk, we have established reinsurance programs with various leading international reinsurers. Our criteria for selecting reinsurers include financial strength, service, terms of coverage, claims settlement efficiency and price. In addition to China Reinsurance Company, our life insurance reinsurers include Munich Reinsurance Company and Swiss Reinsurance Company. We monitor the financial condition of our reinsurers on an ongoing basis and review our reinsurance arrangements periodically. With the exception of China Reinsurance Company, all of our reinsurers were rated A- or above by Standard and Poor's at the time they entered into reinsurance agreements with us.

In 2003, we ceded RMB12 million of the gross written premiums and policy fees relating to our long-term life insurance policies, and RMB968 million of the gross written premiums and policy fees relating to our short-term life insurance policies, including disease insurance and accident insurance, to reinsurers. As of December 31, 2003, none of these reinsurers have defaulted on, or have been delinquent in, the payment of any reinsurance obligation.

PROPERTY AND CASUALTY INSURANCE

Overview

We are the third largest property and casualty insurance company in the PRC in terms of gross written premiums and policy fees in 2002, and our property and casualty insurance business accounted for approximately 9.7% of the gross written premiums and policy fees received by PRC property and casualty insurance companies in 2003, in each case based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China. We have been engaged in the underwriting of property and casualty insurance since our inception in 1988.

Since the completion of our reorganization in 2002, we have conducted our property and casualty operations through our 99%-owned subsidiary, Ping An Property & Casualty. Gross written premiums and policy fees received by our property and casualty insurance operations increased from RMB6 million in 1988 to RMB8,091 million in 2003. The market share of our property and casualty insurance operations, based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics in China, increased from 7.7% in 1998 to 9.7% in 2003.

We offer over 300 different types of products and riders to our individual and commercial property and casualty insurance customers. Our property and casualty insurance products are distributed through direct sales by our team of approximately 6,700 direct sales representatives and through sales by various intermediaries, including agents and brokers. Our distribution network also includes 35 branch offices and over 1,000 sub-branch offices located throughout the PRC. In addition, we have made substantial progress in the cross-selling of property and casualty insurance products by sales agents from our life insurance operations. Furthermore, we are developing alternative distribution channels such as our PA18 Internet financial portal, our nationwide call center and direct mailing.

We had over 4 million property and casualty insurance customers as of December 31, 2003. We currently generate a significant portion of our property and casualty insurance premiums from the more economically developed areas of the PRC. In particular, the gross written premiums and policy fees attributable to our property and casualty insurance customers in Shanghai, Shenzhen and Guangzhou accounted for approximately 9.0%, 8.8% and 8.3%, respectively, of the gross written premiums and policy fees received by our property and casualty insurance operations in 2003.

We have strong pricing and underwriting capability due to our value-driven corporate culture, centralized control structure, experienced actuarial team and professionalism of our underwriting staff. Moreover, we believe our information technology platform, centralized customer database and professionalism of our claims processing staff enable us to be more competitive in the areas of customer service and claims control.

Due to the increasing competition as well as ongoing deregulation in the PRC insurance industry, we have implemented various measures to improve the overall profitability of our property and casualty insurance business.

The following table sets forth certain premium data for our property and casualty insurance operations for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB, except percentages)		
Gross written premiums and policy fees	6,003	7,838	8,091
Growth rate[1]	34.4%	30.6%	3.2%
Market share of gross written premiums and policy fees[2]	9.7%	10.6%	9.7%

(1) Compared to the same period in the prior year.

(2) Based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China.

Business Initiatives

We intend to develop our property and casualty insurance business and implement our overall strategy with respect to our property and casualty insurance operations by adopting the following business initiatives:

- **Increase our profitability through product mix optimization and rigorous and disciplined underwriting and careful selection of risk exposures.** Our approach to property and casualty insurance underwriting is focused on risk selection, and we intend to avoid competing for customers solely on the basis of price. In particular, we intend to enhance our profitability in the property and casualty insurance business by:
  - — utilizing our actuarial expertise to continually upgrade our automobile and commercial property underwriting capabilities, including leveraging our proprietary comprehensive automobile insurance pricing table, the first developed by a PRC insurance company, to improve our pricing and selection of risk exposures;
  - — encouraging our sales representatives to sell accident insurance products, which generally offer higher margins than our other property and casualty insurance products;
  - — leveraging the expertise of our reinsurers to enhance our risk assessment and risk management; and
  - — proactively managing our risk exposure by offering our customers risk control and prevention advice, which we believe will help reduce the number and size of their insurance claims, thereby improving our underwriting profit.
- **Further strengthen our claims management and enhance customer service.** We intend to further strengthen our claims management and enhance our customer service. We intend to achieve this objective by:
  - — leveraging our centralized customer information and processing infrastructure to provide standardized and customized services to different customers;
  - — extending our service network to improve services and control cost by building stronger relationships and enhancing management of third party hospitals and automobile repair shops; and
  - — strengthening claims investigation and fraud prevention functions to control claims costs.
- **Enhance our ability to offer products and services that are tailored to the specific needs of our customers.** We intend to achieve this objective by emphasizing customer segmentation and further developing our multi-channel distribution network. In particular, we segment our customer base into large

corporate customers, medium and small corporate customers and individual customers, and have reorganized our distribution network to reflect this segmentation. We aim to offer tailored products and services to each customer segment through a differentiated, multi-channel distribution network. In particular, we intend to achieve this objective by:

— offering risk management advice through our corporate clients department to assist our large corporate customers in developing comprehensive risk solutions that match their specific needs; and

— offering a range of property and casualty insurance products to our individual customers through the various distribution channels that are managed by our channel management department.

- **Strengthen our distribution channels.** We plan to expand our corporate customer base by strengthening our direct sales force, capture additional opportunities in the rapidly growing personal line market by offering alternative distribution channels, and capitalizing on our existing customer base to increase cross-selling. We intend to achieve this objective by:

— improving our direct sales capability by providing better sales support and by upgrading our sales management process;

— leveraging our information technology and customer base to push the development of alternative distribution channels, including our nationwide call center, our PA18 Internet financial portal and direct mailing;

— encouraging sales agents from our life insurance operations to actively promote our personal property and casualty insurance products, such as automobile insurance; and

— increasing the efforts of group sales representatives from our life insurance operations to market our commercial property and casualty insurance products.

- **Focus our business expansion on the more economically developed areas of the PRC.** We are a leading property and casualty insurance company in the PRC. We believe this market offers significant opportunities for continued revenue growth. In particular, we plan to take advantage of these market opportunities by:

— continuing to target customers located in Shanghai, Beijing, Nanjing, Guangzhou and Qingdao and the other more economically developed areas of the PRC, which offer significant growth potential as a result of low insurance penetration rates in these areas; and

— focusing our future business expansion and the development and offering of new products in these more economically developed areas of the PRC.

- **Further enhance our risk management, improve our expense ratio and increase our operational efficiency.** We plan to increase our profit by further

improving our risk management, controlling our expenses and increasing our operational efficiency. We intend to achieve this objective by:

— centralizing underwriting and claims processing decisions;

— reducing operating cost through consolidation and streamlining of back office processing operations, including underwriting and claim processing; and

— closing down sub-branches with low profit potential and rationalizing unproductive in-house sales representatives.

Property and Casualty Insurance Products

We offer a broad range of property and casualty insurance products. Our primary property and casualty insurance products include automobile insurance, commercial property insurance, homeowners insurance, hull insurance, cargo insurance, liability insurance and accident and health insurance. We generally offer our property and casualty products for a term of one year. We distribute these products primarily through direct sales by our in-house sales representatives and through various intermediaries, such as banks and automobile dealerships, and insurance brokers.

Automobile Insurance

Automobile insurance is our leading property and casualty insurance product in terms of gross written premiums and policy fees. Gross written premiums and policy fees from our automobile insurance products were RMB4,705 million, accounting for approximately 58.2% of the gross written premiums and policy fees received by our property and casualty insurance business in 2003. Our standard automobile insurance policy is for a term of one year, and covers damages caused to the insured vehicle by collision, fire, explosion, typhoons or mudslides, as well as damages caused when the insured vehicle is stolen. In addition, our standard automobile insurance policy covers liability to third parties. We also offer a number of riders to our automobile insurance customers that cover losses such as liability to passengers, cargo and vandalism.

Automobile insurance is the largest segment of property and casualty insurance in the PRC in terms of gross written premiums. Prior to January 2003, property and casualty insurance companies in the PRC focused on increasing market share in the automobile insurance market and competed primarily on the basis of price. As part of our business initiatives, we have implemented more stringent underwriting procedures with a focus on profitability since January 2003. In addition, as part of our strategy to increase profitability through rigorous and disciplined underwriting and careful selection of risk exposures, we have been controlling the growth of our automobile insurance business.

We also offer automobile loan credit insurance to cover credit risk with respect to loans provided by commercial banks. If the borrower defaults on payments due under the loan for three consecutive months, we will make a payment to the lender for the overdue principal and any related interest.

In recent years, PRC property and casualty insurance companies have experienced losses associated with automobile loan credit insurance policies as a result of automobile loan defaults as well as insurance fraud. In particular, some individuals do not repay their

automobile loans while others fraudulently obtained multiple loans from different banks for a single automobile. We have experienced higher losses in our underwriting of these products. We have since implemented more stringent underwriting procedures and significantly reduced losses associated with our automobile loan credit insurance policies. Gross written premiums and policy fees from these products accounted for approximately 1.9% and 0.7% of the gross written premiums and policy fees for our property and casualty insurance business in 2002 and 2003, respectively.

On January 15, 2004, the CIRC published new requirements relating to the terms and rates of automobile loan credit insurance products, which will come into effect on April 1, 2004. The new requirements provide for, among other things, a 10% deductible to be paid by the insured in the case of a default, and the liability of the insurance company to be limited to the amount of unpaid automobile loan net of the amount of guaranty provided by a third party guarantor of such loan. We have stopped selling our current automobile loan credit insurance products as of April 1, 2004, and re-evaluate our strategy with respect to this business. As the gross written premiums and policy fees from our automobile loan credit insurance products accounted for less than 0.8% of the gross written premiums and policy fees received by our property and casualty insurance business in 2003, we do not expect the new CIRC requirements to materially and adversely affect our current financial condition and results of operations.

Commercial Property Insurance

Commercial property insurance is our second leading property and casualty insurance product in terms of gross written premium and policy fees. Gross written premiums and policy fees from our commercial property insurance products were RMB1,329 million, accounting for approximately 16.4% of the gross written premiums and policy fees received by our property and casualty insurance business in 2003. Our basic commercial property insurance policy covers loss of, or damage to, insured property caused by fire, explosion or lightning. Our comprehensive commercial property insurance policy covers loss of, or damage to, insured property caused by fire, explosion, lightning, flood, typhoon, hailstorm, mud slide, tornado and hurricane. Our commercial all risk property insurance policy covers all causes of loss not specifically excluded from the coverage. Property eligible for commercial property insurance coverage includes buildings, furniture, fixtures, fittings, personal effects, tools and equipment.

Homeowners Insurance

Homeowners insurance covers loss of, or damage to, insured property caused by fire, explosion, hailstorm, flood, typhoon and/or burglary. Gross written premiums and policy fees from our homeowners insurance products were RMB625 million, accounting for approximately 7.7% of the gross written premiums and policy fees received by our property and casualty insurance business in 2003. Property eligible for homeowners insurance coverage includes buildings, furniture, fixtures, fittings, personal effects and electronic appliances.

Cargo Insurance

We offer cargo insurance that covers goods in transit by vessel, airplane or any ground vehicle. Gross written premiums and policy fees from our cargo insurance products accounted for approximately 3.7% of the gross written premiums and policy fees received by our property

and casualty insurance business in 2003. We generally enter into master insurance agreements with shippers, and then insure individual shipments pursuant to such agreements upon registration of the shipment. Shippers can register shipments by using our PA18 Internet financial portal.

Liability Insurance

We offer liability insurance products such as employer's liability, public liability, product liability and professional liability insurance. Gross written premiums and policy fees from our liability insurance products accounted for approximately 4.6% of the gross written premiums and policy fees received by our property and casualty insurance business in 2003. Our liability insurance policies generally cover losses of third parties due to the misconduct or negligence of the insured party and exclude losses due to fraud or the willful misconduct of the insured party.

Hull Insurance

Hull insurance covers loss of, or damage to, an insured vessel, including its hull, life rafts, machinery, instruments and fuel, caused by earthquake, volcanic explosion, fire, collision and the willful misconduct of crew members.

Accident and Health Insurance

Our accident insurance products generally provide a guaranteed benefit in the event of death or disability of the insured party as a result of an accident during the policy period. The disability benefit we pay to the insured party will vary according to the type of disability afflicted upon such insured party. Our health insurance products generally provide for a daily hospital allowance or reimbursement of actual hospital expenses incurred by the insured party.

In addition to the products listed above, we offer a number of other property and casualty insurance products, including construction personal injury insurance, mortgage guarantee insurance, parcel insurance, container insurance, satellite launch insurance, nuclear power plant insurance and offshore oil drilling insurance. We are required under applicable PRC regulations to underwrite satellite launch insurance as part of insurance pools that are mandated by the PRC government. The majority of this exposure and our offshore oil drilling insurance exposure is ceded to reinsurers.

The following table sets forth our gross written premiums and policy fees for each of our principal property and casualty insurance products for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Automobile	3,541	4,901	4,705
Commercial property	1,177	1,453	1,329
Homeowners	600	686	625
Cargo	250	289	302
Liability	149	234	372
Hull	47	23	11
Accident and health	—	—	151
Other	239	252	596
Total	6,003	7,838	8,091

The following table sets forth the expense, loss and **combined ratios** for our property and casualty insurance business for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
Expense ratio	50.1%	41.3%	31.2%
Loss ratio	66.9%	57.1%	68.2%
Combined ratio	117.0%	98.3%	99.5%

The following table sets forth the **loss ratios** for each of our principal property and casualty insurance product categories for the periods indicated. We do not calculate expense or combined ratios for each of our principal property and casualty insurance product categories because we do not allocate the general expenses of our property and casualty business among our various property and casualty insurance product categories.

	For the year ended December 31,		
	2001	2002	2003
Automobile	75.6%	63.1%	76.4%
Commercial property	34.7%	35.8%	49.0%
Homeowners	9.3%	13.2%	21.2%
Cargo	46.7%	31.6%	37.4%
Liability	41.9%	51.5%	49.5%
Hull	193.8%	151.1%	(200.4)%
Accident and health	—	—	33.9%
Other	145.9%	58.5%	69.4%

Distribution Network

The distribution network for our property and casualty insurance products includes 35 branch offices located in substantially all of the PRC's provinces, autonomous regions and

municipalities, together with over 1,000 sub-branches located throughout the PRC. We distribute our property and casualty insurance products primarily through our in-house sales representatives and through various intermediaries, such as banks and automobile dealerships, and insurance brokers. We also sell certain property and casualty insurance products directly to customers through our PA18 Internet financial portal and our nationwide call center. In addition, sales agents from our life insurance operations cross-sell our personal property and casualty products to individual life insurance customers, while group sales representatives from our life insurance operations cross-sell our commercial property and casualty insurance products to group insurance customers.

The following table sets forth the gross written premiums and policy fees for our property and casualty insurance business by distribution channel for the periods indicated:

	For the year ended December 31,[1]					
	2001		2002		2003	
	Amount	% of total	Amount	% of total	Amount	% of total
	(in millions of RMB, except percentages)					
Direct sales	2,581	43.0%	3,040	38.8%	2,786	34.4%
Insurance agents	3,378	56.3	4,664	59.5	5,208	64.4
Insurance brokers	44	0.7	134	1.7	97	1.2
Total	6,003	100.0%	7,838	100.0%	8,091	100.0%

(1) Includes gross written premiums and policy fees generated through cross-selling.

Direct Sales

Direct sales of our property and casualty insurance products include sales through our in-house sales representatives, our PA18 Internet financial portal and our nationwide call center.

In order to better serve the differentiated needs of our customers and market tailored products and services more effectively, we reorganized our in-house sales representatives in 2002 into three departments: the corporate clients department, the sales department and the distribution channel management department. Our corporate clients department markets our commercial property and casualty insurance products to large corporate customers, such as state-owned enterprises and other corporate entities. In addition, our corporate clients department offers risk management advice to our large customers and provides assistance in the development of comprehensive risk solutions that match their specific needs. The sales department focuses its marketing efforts upon medium- and small-sized customers, including privately held companies. The distribution channel management department markets our personal property and casualty insurance products to individual customers and is responsible for managing our other direct sales distribution channels including our PA18 Internet financial portal, our nationwide call center and the cross-selling activities by our life insurance operations. The distribution channel management department is also responsible for managing our insurance agents distribution channel.

Gross written premiums and policy fees generated by our direct sales channel accounted for approximately 34.4% of the gross written premiums and policy fees received by our property and casualty insurance business in 2003. As of December 31, 2003, we had

approximately 6,700 direct sales representatives. Our direct sales representatives receive performance based bonuses in addition to a base salary.

We established our PA18 Internet financial portal in 2000 and currently sell certain property and casualty insurance products directly to our customers through this Internet financial portal, including cargo, automobile, travel and accident insurance. Gross written premiums and policy fees generated through our PA18 Internet financial portal accounted for approximately 9.0% of the total gross written premiums and policy fees received by our property and casualty insurance operations in 2003.

Furthermore, we established a nationwide property and casualty insurance call center in the PRC in December 2003, which is accessible throughout the PRC. The call center provides a variety of services including policy inquiry, policy renewal, insurance claims processing, and insurance products marketing. The call center is available to serve our customers 24 hours a day, seven days a week.

Insurance Agents

The insurance agents that sell our property and casualty insurance products include ancillary agency organizations, such as commercial banks and automobile dealerships, institutional insurance agents and individual insurance agents. Insurance agents are compensated on a commission basis. The distribution channel management department of Ping An Property & Casualty manages our relationships with these insurance agents. These insurance agents do not make underwriting decisions with respect to our property and casualty insurance products.

Ancillary agency organizations sell property and casualty insurance products that relate to their primary business activity as an ancillary component of their business, and are one of our most important distribution channels in terms of gross written premiums and policy fees. These organizations include, among others, commercial banks and automobile dealerships. We seek to leverage the branch networks of commercial banks to sell our homeowner insurance products to individuals who are seeking mortgage financing for the purchase of a home. Similarly, we offer insurance products to purchasers of automobiles through automobile dealerships. As of December 31, 2003, approximately 7,300 ancillary agency organizations and 200 institutional insurance agents sold our property and casualty insurance products in the PRC.

Gross written premiums and policy fees generated through these insurance agents accounted for approximately 64.4% of the gross written premiums and policy fees received by our property and casualty insurance operations in 2003.

Insurance Brokers

We also sell our property and casualty insurance products through insurance brokers, who generally represent the purchasers of insurance products. Substantially all of our sales through this distribution channel relate to commercial property and casualty products. In particular, large construction projects in the PRC often retain insurance brokers to provide assistance in the purchase of appropriate insurance coverage. Gross written premiums and policy fees generated through insurance brokers accounted for approximately 1.2% of the

gross written premiums and policy fees received by our property and casualty insurance operations in 2003.

Insurance agents and insurance brokers are typically allowed to market and sell the property and casualty insurance products of multiple insurance companies. As a result, we continue to develop our direct sales distribution channel, including our in-house sales representatives and our PA18 Internet financial portal, as an alternative to insurance agents and insurance brokers.

Cross-Selling

An additional distribution channel for our property and casualty insurance products is available through the cross-selling of these products by our life insurance business. In particular, we use sales agents from our life insurance operations to market automobile insurance to life insurance customers, which accounted for approximately 78% of total sales of property and casualty insurance products by these sales agents in 2003. In addition, our distribution channel management department regularly conducts training programs to enhance the property and casualty insurance product knowledge of these sales agents.

We have made substantial progress in the cross-selling of property and casualty insurance products through this distribution channel. In particular, gross written premiums and policy fees generated by this distribution channel increased from RMB253 million in 2002 to RMB443 million in 2003. We intend to further leverage this distribution channel to target individual life insurance customers.

The following table sets forth certain cross-selling data for our property and casualty insurance products for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Property and casualty insurance gross written premiums and policy fees generated by life insurance sales agents	97	253	443

Customers

As of December 31, 2003, approximately 38.4% of the gross written premiums and policy fees received by our property and casualty insurance operations were attributable to customers located in or near Shanghai, Shenzhen, Guangzhou, Beijing and Hangzhou, which are among the more economically developed areas in the PRC. We believe these and other more economically developed areas will continue to offer greater potential for further profitable growth. As a result, our sales and marketing efforts will continue to focus on these more economically developed areas, including the Bo Hai Bay area near Beijing and Tianjin, the Yangtze River delta area near Shanghai and the Pearl River delta area near Guangzhou. As of December 31, 2003, we had approximately 4 million individual property and casualty insurance customers and approximately 515,000 corporate property and casualty insurance customers.

The table below sets forth the geographic distribution of the gross written premiums and policy fees received by our property and casualty insurance business for the period indicated:

	For the year ended December 31, 2003	
	Amount	% of total
	(in millions of RMB, except percentages)	
Shanghai	731	9.0%
Shenzhen	712	8.8
Guangzhou	674	8.3
Beijing	595	7.4
Hangzhou	393	4.9
Chengdu	316	3.9
Qingdao	309	3.8
Nanjing	292	3.6
Shijiazhuang	281	3.5
Hefei	267	3.3
All other areas[1]	3,521	43.5
Total	8,091	100.0%

(1) Each of these areas individually accounted for less than 3.3% of the gross written premiums and policy fees received by our property and casualty insurance operations in 2003.

The following table sets forth certain data relating to our individual and commercial property and casualty insurance customers as of the dates indicated:

	As of December 31,		
	2001	2002	2003
	(in thousands)		
Number of individual customers	1,994	3,546	3,933
Number of corporate customers	435	531	515

Pricing and Underwriting

We have strong pricing and underwriting capability due to our value-driven corporate culture, centralized control structure, experienced actuarial team and professionalism of our underwriting staff. Pricing for our property and casualty insurance products is based on generally accepted actuarial principles and techniques. Actuarial pricing is led by our internationally accredited actuaries.

We price our property and casualty insurance products primarily on the basis of expected losses, expenses and target margins. Pricing for our personal property and casualty insurance products is generally based upon a pricing formula or comprehensive pricing tables. Pricing for commercial property and casualty insurance products, while also based on expected losses, expenses and target margins, is generally subject to negotiation. For both personal and commercial property and casualty insurance products, our pricing decisions are guided by the data that we have accumulated since we began underwriting property and casualty insurance in 1988 and by the practices of our international reinsurers. For example, we price our nuclear

power plant insurance and catastrophe insurance based in part on schedules provided by our international reinsurers. In addition, we conduct an analysis of the loss ratios associated with our various property and casualty insurance products on a monthly basis. If a loss ratio with respect to a particular product exceeds a certain predetermined threshold, we will reevaluate the pricing for that product.

The pricing of our property and casualty insurance products that are sold to renewing policyholders is based on the same factors upon which pricing of the original products was based, as well as the claims history of the specific renewing policyholder. For personal automobile insurance products and commercial property and casualty insurance products, if the renewing policyholder has not made any claims under the policy to be renewed, we may offer a discount from the original premium paid by the renewing policyholder. If a renewing policyholder has made a claim under the policy, we may offer a lower or no discount from the original premium paid by the renewing policyholder, increase the deductible to be paid by the renewing policyholder in the event of a subsequent claim or decide not to renew the policy.

Depending on the amount of risk to be assumed under a particular insurance policy, underwriting decisions are made by a team of underwriters based in our central underwriting department in Shenzhen, the relevant branch or sales office. Each member of the team has passed our internal underwriting qualification examination. We establish policy underwriting authority for each of our underwriters based upon their work performance, which is reevaluated from time to time. To ensure that underwriters do not exceed their underwriting authority, we have implemented a centralized underwriting information technology system that will not accept a policy for underwriting if the amount of the policy exceeds the limit of the underwriter that submitted the policy. See the section headed "— Information Technology". Our central underwriting system forwards such policies to the lead underwriter located in the same branch office for approval. If the policy amount is less than the underwriting authority of the lead underwriter, the lead underwriter may approve the policy. Otherwise, this system will forward the policy to our central underwriting department for approval. In addition, we establish branch office aggregate underwriting limits for our engineering insurance earthquake damage rider to limit concentration risk. Once a branch office has reached its aggregate limit, the branch office may not underwrite any additional earthquake risk.

In order to be able to underwrite insurance policies, each of our underwriters has to attend a series of trainings and pass our internal qualification exams. The performance of each of our underwriters is closely monitored according to standards and procedures outlined in the professional qualification system. In addition, our advanced information technology platform provides support to our underwriters to ensure the quality of their work. Moreover, our advanced information technology platform allows us to set limits for maximum underwriting and claims processing for each of our underwriters.

We have adopted various measures to minimize our exposure to catastrophic losses relating to earthquakes. In particular, the prior approval of the senior management of Ping An Property & Casualty is required before a branch office can issue a property and casualty insurance policy providing earthquake coverage. Moreover, for commercial property and construction engineering insurance, we generally purchase earthquake reinsurance treaties for amounts in excess of our retention level in addition to other regular reinsurance arrangements. Under such treaties, we cede to reinsurers a portion of our gross written premiums in exchange for such reinsurers assuming the risk of loss arising from an

earthquake in the amount of, and including, US$20 million up to US$100 million. We remain liable for any amounts below and above such reinsurance amounts. However, we have never been exposed to claims for catastrophic losses relating to earthquakes in excess of the reinsurance amounts.

With respect to catastrophic losses relating to floods, we minimize our exposure by not providing insurance coverage in lowland areas along rivers that are below the warning water level or within the flood discharge or flood storage areas. With respect to catastrophic losses relating to typhoons, we do not provide insurance coverage for non-concrete structures or the personal property within these structures. For both flood and typhoon insurance policies, we conduct site visits before agreeing to underwrite these policies. Moreover, our risk control personnel conducts regular inspections of the insured properties and takes appropriate measures to minimize the risk of catastrophic losses. Furthermore, we generally cede a portion of the gross written premiums from flood and typhoon insurance policies to reinsurance companies to control our risk exposure. With respect to the risk of loss arising from a flood, our reinsurance companies assume the risk in the amount of, and including, US$5 million up to US$10 million. We remain liable for any amounts below and above such amounts. However, we have never been exposed to claims for catastrophic losses relating to floods in excess of our reinsurance amounts.

The amounts ceded to our reinsurance companies in relation to our earthquake and flood insurance policies are established in consultation with international reinsurance brokers, who have determined on the basis of risk analysis that such amounts are adequate to minimize our exposure to loss, stabilize our earnings and protect our capital resources.

We conduct audits of our underwriting decisions annually, and each audit includes a closed file review of each of the underwriters at our branch offices. During the audit, our central underwriting department reviews the underwriting records of the branch offices and the branch office underwriters, determines if our underwriting procedures have been complied with and evaluates the performance of the branch offices and the branch office underwriters based on claim ratio. In addition, our central underwriting department also reviews the underwriting records of selected sub-branch offices during the annual audit process. Personnel from each of our branch offices will also review the underwriting records of selected sub-branch offices under their supervision. We will lower the underwriting limits of underwriters who violate our underwriting procedures or who receive negative reviews. We may require such underwriters to undergo additional training and, in the event of a serious violation, we may terminate their employment.

We have adopted a profit-driven approach to insurance underwriting that leverages both the scale of our property and casualty insurance operations and the data that we have accumulated since the inception of our property and casualty insurance operations in 1988. Going forward, increasing profitability will be a key focus of our underwriting activities, and we intend to avoid competing for customers based solely on price. Among other things, we intend to utilize our proprietary comprehensive automobile insurance pricing system, which covers factors such as the model and the intended use of the automobile involved as well as the age and claim history of the insured party, to improve our pricing and risk exposure selection. In addition, we proactively manage our risk exposures by offering risk control and prevention advice to our corporate property and casualty insurance customers, which we believe will help

reduce the number and size of their insurance claims, thereby improving our underwriting profit.

Customer Service and Claims Settlement

We believe our information technology platform, centralized customer database and professionalism of our claims processing staff enable us to be more competitive in the areas of customer service and claims control. We believe handling claims settlement efficiently and accurately is a critical component of our customer service and claims control, and is important not only to retaining existing customers, but also to attracting new customers. In addition, we believe our claims settlement policies and guidelines facilitate the efficient and accurate resolution of our customers' claims. Customers' claims are generally processed by our internal claim adjusters except for complex commercial property and casualty insurance claims, for which, we consult external independent loss adjusters in assessing the claims and providing adequate claim reserves.

Property and casualty insurance claims, with the exception of those handled by external loss adjusters, are processed by a team of property and casualty claim adjusters at our central claims settlement department in Shenzhen and at our branch offices. Each of our claims adjusters must have passed our internal qualification examinations, and their performance is reviewed on an annual basis. We have established claims settlement limits for each of our 35 branch offices, and claims that exceed the relevant branch office limit must be approved by our central claims settlement department. To ensure that branch office claims settlement limits are strictly observed, we have implemented a centralized claims settlement information technology system that will not accept a claim for settlement from a branch office if the amount of the policy exceeds the limit for that branch office. See "— Information Technology".

We conduct an audit of our claims settlement decisions annually, and each audit includes a closed file review of each of the claim adjusters at our branch offices. During the audit, our central claims settlement department reviews the claims settlement records of the branch offices and the branch office claim adjusters, determines if our claims settlement procedures have been complied with and evaluates the performance of the branch offices and the branch office claim adjusters. In addition, our central claims settlement department also reviews the claims settlement records of selected sub-branch offices during the annual audit process.

Our customers may report claims through our nationwide call center using a single telephone number, 95512. Our nationwide call center operates 24 hours a day, seven days a week. In addition, we believe that Ping An Property & Casualty was the first property and casualty insurance company in the PRC that provides a nationwide claims settlement service to our automobile insurance policyholders. Our automobile insurance policyholders can report accidents through our nationwide call center and have the claims settled with the branch offices nearest to the scene of accident. In addition, our call center provides customers with product inquiry, policy renewal and complaint handling services.

We have established an efficient claims settlement procedure through the Internet for automobile insurance claims to reduce the time required to settle such claims. In particular, we have equipped over 500 vehicles, which are known as mobile claims adjusters, and over 400 participating automobile service stations with digital cameras and notebook computers that are linked to one of our claims settlement centers. When a claim is reported, a mobile claims adjuster could be quickly dispatched to photograph the insured vehicle and electronically

submit the photo and claim details to one of our claims settlement centers. In large cities, the job assignment of our mobile claims adjusters is assisted by a global positioning system. Moreover, a policyholder may also take the insured automobile to a participating automobile service station for submission of a photograph and claim details. In addition, within each branch, we have a centralized database relating to automobile parts pricing to control claims costs. We are able to process these types of claims promptly and policyholders are able to receive payment directly from the mobile claims adjuster or the participating service station. In 2003, all of our automobile insurance claims were processed using this Internet based claim settlement procedures, and the average time between submission of a claim for less than RMB10,000 and settlement of that claim was seven days.

Reserves

The following discussion relates to the determination of our property and casualty reserves for purposes of our consolidated financial statements included in the Accountants' Report set forth in Appendix I, which are prepared in accordance with IFRS. We are also required to maintain, for purposes of our PRC statutory accounts, statutory reserves that are determined pursuant to the PRC Insurance Law as well as PRC statutory accounting standards, which are different in certain material respects from our reserves determined for purposes of our consolidated financial statements prepared in accordance with IFRS. See the section headed "Supervision and Regulation — Insurance Business — Reserves". During the last three years, our property and casualty insurance reserves determined for IFRS reporting purposes were higher than those for PRC GAAP reporting purposes.

Claim Reserves

IFRS. When claims are made by or against our policyholders, any amounts that our property and casualty insurance business pays or expects to pay the claimant are referred to as losses, and the costs of investigating, resolving and processing these claims are referred to as loss adjustment expenses ("**LAE**"). We establish claim reserves for payment of losses and LAE for claims that arise from our property and casualty insurance policies by product, coverage and year. These reserves are determined based on actuarial assumptions, appropriate actuarial methods and statistical procedures, using historical loss experience and adjusting for future trends. We do not plan on changing our basis for determining our loss and LAE reserves. In accordance with IFRS, no specific claim reserves for loss and LAE are established until a loss occurs, including a loss from a catastrophe. A loss occurs upon the happening of the event or accident giving rise to the loss.

Our claim reserves are segmented into two major categories: reserves for reported but not settled claims and IBNR reserves. Reserves for reported but not settled claims are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. These estimates are made on a case-by-case basis, based on the facts and circumstances at the time the reserves are established. The estimates reflect the informed judgment of our claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. In accordance with our internal insurance reserving guidelines, we establish a reserve after an accident has occurred and is reported to us, if it is determined by our claims personnel that we are responsible for the loss and there is enough information available to estimate the amount of such loss. Our senior claims adjustment personnel provide guidance to our branches in setting reserves for large

losses. We also consider historic trends of disposition patterns and loss payments, pending levels of unpaid claims and types of coverage. In addition, judicial decisions, economic conditions and public attitudes affect the estimation of reserves, as well as ultimate costs of claims.

IBNR reserves are established to recognize the estimated cost of losses for claims that have occurred but about which we have not yet been notified. We establish these reserves, like the reserves for reported but not settled claims, to recognize the estimated costs, including related expenses, necessary to bring claims arising out of losses to final settlement. Since nothing is known about the occurrence, we rely on past experience adjusted for current trends and any other factors that would modify past experience to estimate the IBNR liability. These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. We base our analyses on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. In addition, we consider other factors, such as reported claim trends, claim severity, exposure growth and future inflation, in projecting our IBNR reserve requirements. We review and revise these reserves periodically as additional information becomes available and actual claims are reported.

The time required to learn of and settle claims is also an important consideration in establishing reserves. Short-tail claims, such as automobile and property damage claims, are reported within a few days or weeks and are generally settled within eight weeks. As of December 31, 2003, we did not have any material long-tail claims.

The ultimate cost of loss and LAE is subject to a number of highly variable circumstances. As time passes between when a claim is reported to the final settlement of the claim, circumstances can change that may require established reserves to be adjusted either upwards or downwards. Items such as changes in the legal environment, results of litigation and changes in medical costs, costs of automobile and home repair materials and labor rates can substantially impact claim costs. These factors can cause actual developments to vary from expectations, perhaps materially. We review and update claim reserve estimates periodically, using the most current information available to management, and reflect any adjustments resulting from changes in reserve estimates in our results of operations. On the basis of our internal procedures, management believes, based on currently available information, that our claim reserves are reasonable. However, the establishment of claim reserves is an inherently uncertain process, and accordingly, we cannot assure you that ultimate losses will not differ from our initial estimates. See the section headed "Risk Factors — Risks Relating to Our Insurance Operations — Differences between actual benefits and claims experience and underwriting and reserving assumptions may require us to increase our reserves".

PRC GAAP. Reserves for reported but not settled claims under our PRC statutory accounts are determined using the same method for determining these reserves in accordance with IFRS. IBNR reserves under our PRC statutory accounts are calculated based on the CIRC prescribed formula of 4% of actual payments made under our property and casualty insurance policies during a particular year.

The following table sets forth a summary reconciliation of our beginning and ending claim reserves, including the effect of reinsurance ceded, for our property and casualty insurance policies for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Balance as of January 1	1,263	2,100	2,263
Loss reserve	1,181	1,966	2,144
LAE	82	135	149
Less reinsurance recoverable	402	658	703
Net	861	1,442	1,560
Plus incurred losses related to:			
Current period	1,994	2,857	3,765
Prior periods	362	(214)	(18)
Total incurred losses	2,356	2,643	3,747
Less claims paid related to:			
Current period	1,286	1,757	2,467
Prior periods	489	768	863
Total claims paid	1,775	2,525	3,330
Net balance at end of period	1,442	1,560	1,977
Plus reinsurance recoverable	658	703	1,178
Balance as of end of period	2,100	2,263	3,155
Loss reserve	1,966	2,114	3,002
LAE	135	149	153

Unearned Premium Reserves

IFRS. We calculate unearned premium reserves with respect to our property and casualty insurance policies on a pro rata basis over the term of the related policy coverage, which is generally 365 days, and the unearned premium reserve represents the portion of net premiums relating to unexpired periods of coverage.

PRC GAAP. Unearned premium reserves under our PRC statutory accounts are calculated on a pro rata basis over the term of the related policy coverage, which is generally 365 days. For short-term property and casualty insurance policies, the unearned premium reserve represents the portion of premiums relating to unexpired periods of coverage. For long-term property and casualty insurance policies, the unearned premium reserve represents the portion of premiums net of relevant costs incurred relating to unexpired periods of coverage.

Premium Deficiency Reserves

IFRS. Under certain circumstances, we maintain premium deficiency reserves with respect to our property and casualty insurance policies. Premium deficiency reserves are established when the anticipated losses, LAE, commissions and other acquisition and

maintenance costs exceed the recorded unearned premium reserves. The premium deficiency reserves are recognized by reducing deferred acquisition costs to the extent required to eliminate the deficiency. If the premium deficiency is greater than the deferred acquisition costs, a provision is made for the excess deficiency. The amount of provision is made for each line of business separately. We assess premium deficiency reserves on the basis of estimates of future claims, costs, premiums earned and investment income. Premium deficiency reserves are disclosed, when material, as a separate provision.

PRC GAAP. We do not maintain premium deficiency reserves with respect to our property and casualty insurance policies.

Reinsurance

We reinsure a portion of the risk that we assume under our property and casualty insurance policies to reduce our exposure to loss, stabilize our earnings and protect our capital resources. We cede to reinsurers a portion of these risks in exchange for a portion of the premiums we receive with respect to these policies. In addition, we are required under applicable PRC regulations to cede 10% of the gross written premiums under our property and casualty insurance policies to reinsurers. This requirement will, however, be phased out by December 2005. Furthermore, we are required to purchase reinsurance for the portion of total policy coverage for any single insured event that would exceed 10% of our paid-in capital and statutory reserve fund. Moreover, we purchase additional catastrophic reinsurance treaties to cover earthquake, flood and windstorm for amounts in excess of our retention levels to ensure sufficient reinsurance coverage and manage our risk exposure.

We are required under applicable PRC regulations to cede 10% of gross written premiums under each of our property and casualty policies to China Reinsurance Company, although we may choose to cede a higher amount. This requirement will, however, be phased out by December 2005. See the section headed "Supervision and Regulation — Major Insurance Industry Commitments Upon PRC's Accession to the WTO — Scope of Statutory Reinsurance". To reduce our reinsurance concentration risk, we have established reinsurance programs with various leading international reinsurance companies. Our criteria for selecting reinsurers include financial strength, service, terms of coverage, claim settlement efficiency and price. We monitor the financial condition of our reinsurers on an ongoing basis and review our reinsurance arrangements periodically. With the exception of China Reinsurance Company, all of our reinsurance companies that we have entered into treaty reinsurance agreements with were rated A– or above by Standard and Poor's at the time we entered into such agreements. See "— Risk Management — Credit Risk Management".

In 2003, we ceded RMB2,819 million, or approximately 34.8%, of the gross written premiums and policy fees from our property and casualty insurance policies to reinsurers. As of December 31, 2003, only one of our property and casualty reinsurers has defaulted on, or has been delinquent in, the payment of any reinsurance obligation. In particular, as of December 31, 2003, HIH Casualty & General Insurance Ltd. ("**HIH**") has defaulted on payments to us of approximately US$555,000 pursuant to a reinsurance contract relating to our cargo insurance products and certain discontinued automobile loan credit insurance products. HIH has entered into bankruptcy proceedings and we do not expect to recover a significant portion of the this sum from HIH. We have made appropriate provisions for the

expected loss. HIH's default does not have a material adverse effect on our business, financial condition and results of operations.

Approximately 60% of the RMB2,819 million gross written premiums we ceded to reinsurers in 2003 were ceded to China Reinsurance Company.

The following table sets forth our maximum retention amounts per insured risk for selected property and casualty insurance risks as of December 31, 2003:

Risk	Maximum retention
Cargo	US$1 million
Construction all risk	US$6 million
Machine insurance	US$1 million
Industrial property	US$4 million
Commercial property	US$6 million

TRUST

Overview

We conduct our trust business through our 99% owned subsidiary, Ping An Trust, which we acquired in 1996. In February 2002, Ping An Trust received approval from the PBOC to register as a trust company in connection with the PRC government's restructuring of the PRC trust industry. See the section headed "Our Reorganization". Ping An Trust also acts as an investment holding company for some of our long-term equity investments. In addition, Ping An Trust provides real estate development, management and leasing services to our other subsidiaries. We consider Ping An Trust to be an important component of our strategy to provide multiple financial services to our customers. In particular, we expect Ping An Trust to continue focusing on its core business of providing trust services, and we intend to improve the financial results of this business by increasing the amount of assets under management, thereby decreasing average costs. Ping An Trust had a net profit of RMB65 million in 2003.

Trust Business

Our trust business consists of short-term trading of stocks, equity investment funds and bonds, long-term equity investments and property leasing as well as managing assets in accordance with the instructions of the trust settlors for the benefit of the beneficiaries or for other specific purposes. As of December 31, 2003, trust service assets held in trust was RMB189 million.

The following table sets forth certain financial information of Ping An Trust for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Revenue	(170)	26	125
Net profit	230	(138)	65

Fujian Asia Bank Ltd.

On September 29, 2003, Ping An Trust, entered into a share transfer agreement with Bank of China, pursuant to which Ping An Trust would acquire Bank of China's 50% equity interest in Fujian Asia Bank Ltd., which is a joint venture bank primarily engaged in foreign currency commercial banking businesses in the PRC, for US$18.3 million. HSBC and BCA Finance Limited had previously entered into a separate share transfer agreement, pursuant to which HSBC agreed to acquire BCA Finance Limited's 50% equity interest in Fujian Asia Bank Ltd. Ping An Trust and HSBC subsequently entered to a joint venture contract, pursuant to which Ping An Trust agreed to make a capital contribution of US$23 million for an additional 23% equity interest in Fujian Asia Bank Ltd.

Fujian Asia Bank Ltd., which has been renamed Ping An Bank Limited, became a 73% owned subsidiary of Ping An Trust on February 19, 2004. We intend to leverage Ping An Bank Limited to develop a consumer banking business, including offering credit card and real estate mortgage lending services, as and when laws and regulations permit. We believe this transaction will enhance our ability to provide our customers with multiple financial services, including insurance, securities, banking, pension fund management and credit cards. See "— Recent Developments".

Ping An Bank Limited received a renewed business license on February 19, 2004, which allows the bank to provide all foreign exchange related services. Ping An Bank Limited, as a joint venture bank, is subject to applicable PRC laws and regulations, including the PRC Administration of Foreign-Funded Financial Institutions Regulations. As of March 31, 2004, Ping An Bank Limited had one office located in Fujian province, the PRC, with approximately 20 employees that are primarily engaged in foreign currency commercial banking businesses for foreign-invested enterprises in the PRC. Ping An Bank Limited is under the supervision of the CBRC.

The following table sets forth certain financial information of Fujian Asia Bank Ltd. for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Revenue	11.9	5.0	3.3
Net profit	7.7	0.7	1.6

Please see note 8 to our consolidated financial statements included in the Accountants' Report set forth in Appendix I to this prospectus for further information.

SECURITIES

Overview

Ping An Securities was established on July 18, 1996 after receiving the approval of the PBOC, with Ping An Trust and Shenzhen Ping An Industries Co., Ltd., each at the time our wholly owned subsidiary, holding 61.0% and 5.0%, respectively, of Ping An Securities' equity interest. In addition, Shenzhen New Horse Investment Development Co., Ltd., or New Horse Development, and Shenzhen Anxing Industry Development Co., Ltd., an associated company

of Shenzhen Ping An Industries Co., Ltd., held on our behalf 30.0% and 4.0%, respectively, of Ping An Securities' equity interest. The registered capital of Ping An Securities was increased in May 2001 pursuant to the requirement promulgated in 1998 under the PRC Securities Law that a full service securities company have a minimum registered capital of RMB500 million. As a result, Ping An Trust's equity interest in Ping An Securities was reduced to 30.0% after the capital increase by Ping An Securities. Furthermore, New Horse Development purchased from us in March 2001 the equity interest in Ping An Securities that it had held on our behalf, which was diluted to 18.0% as a result of the increase capital by Ping An Securities. Moreover, in March 2001, Shenzhen Anxing Industry Development Co., Ltd. sold to third party investors on our behalf the equity interest in Ping An Securities it had held on our behalf.

In March 1999, the applicable CSRC regulations imposed a 20% limitation on the ownership of a PRC securities company by a single shareholder without the prior approval of the CSRC. Ping An Trust had applied and received approval from the CSRC in May 2001 to hold a 30.0% equity interest in Ping An Securities. This 20% ownership limitation was subsequently repealed by the CSRC in November 2001, and Ping An Trust increased its equity interest in Ping An Securities to 64.1% in October 2003.

The PRC Insurance Law and CIRC regulations have strict limitations on the use of funds by PRC insurance companies. In particular, the PRC Insurance Law and CIRC regulations prohibit PRC insurance companies from, among other things, using their funds to engage in securities or other activities that are outside of the scope of normal insurance operations. As a result, we may have used our funds in a manner that is inconsistent with, or impermissible under, the applicable limitations set forth in the PRC Insurance Law and CIRC regulations in connection with the establishment of Ping An Securities in 1996. We have in the past included information relating to our direct and indirect ownership of Ping An Securities in our periodic filings with the PBOC, CIRC and CSRC. To date, we have not been subject to any administrative sanctions, fines or other penalties for such use of our funds. Moreover, we believe we have rectified the situation in March 2001. However, we cannot assure you that the relevant regulatory authorities would not take action against us in the future. In particular, we cannot predict the effect any future administrative sanctions, fines or other penalties might have on our business, financial condition and results of operations.

The legal and regulatory framework for PRC insurance companies is still evolving and undergoing significant change. Some of these changes may, among other things, require that we take additional steps to comply with new laws and regulations. We have in the past taken, and intend to continue to take, various measures to comply, as soon as reasonably practicable, with such new laws and regulations, although it generally takes a significant period of time for us and other PRC insurance companies to achieve full compliance with such new laws and regulations. Please see the section headed "Risk Factors — Risks Relating to the PRC Insurance Industry — The further development of regulations in the PRC may impose additional costs and restrictions on our activities".

Ping An Securities provides securities services to customers through its nationwide network of 22 branch offices and through our PA18 Internet financial portal. The principal services that we provide to our customers through Ping An Securities are brokerage services, investment banking services and asset management services.

Brokerage

Brokerage services consist of executing stock and bond trades on the Shanghai and Shenzhen stock exchanges for customers, holding physical securities on behalf of customers and facilitating the payment of dividends and interest and repayment of outstanding principal amounts from issuers to customers. As of December 31, 2003, Ping An Securities had over 280,000 brokerage customers. Approximately 32.4% of the total brokerage transactions handled by Ping An Securities in 2003 in terms of transaction value were placed through our PA18 Internet financial portal.

Prior to April 2002, brokerage commission rates were fixed by the CSRC. Beginning in May 2002, however, the CSRC established 0.3% as the maximum brokerage commission rate without establishing a minimum brokerage commission rate. The regulatory change gave rise to price competition resulting in a reduction in the average brokerage commission rates.

Investment Banking

Investment banking services include securities underwriting, financial advice for mergers and acquisitions and restructurings, securities business training and the provision of market and trading information.

Asset Management

Asset management services consist of managing securities portfolios of clients and providing asset management advice. We intend to develop additional services for our customers.

The following table sets forth certain financial information of Ping An Securities for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Revenue	109	42	291
Net profit/(loss)	(392)	(197)	21

We do not expect the increase of additional equity interest in Ping An Securities in October 2003 to result in any material change to our current business operations or financial condition, or to make a material contribution to our net profit in the near future.

OVERSEAS OPERATIONS

Our overseas operations are held through our wholly owned subsidiary, Ping An Overseas. We commenced our overseas operations in 1992, and these operations are principally focused on the Hong Kong property and casualty insurance market. Our Hong Kong operations primarily focus on providing cargo insurance, home owner insurance, fire insurance and other types of personal accident insurance.

INVESTMENT PORTFOLIO

Investment Policy and Internal Controls

We invest the written premiums and policy fees received from our life insurance and property and casualty insurance businesses, and we manage these investments to ensure that we meet the liabilities associated with the insurance policies that we underwrite. In order to properly match our investments with the particular liability characteristics of our insurance products, we maintain separate investment accounts for our life insurance and property and casualty insurance businesses. Moreover, because of the varying characteristics of our life insurance products, we maintain separate investment accounts for our traditional non-participating, traditional participating and non-traditional life insurance products.

As a result of the current PRC regulatory restrictions on investments by insurance companies, substantially all of our investment assets are concentrated in a limited number of investments that are located in the PRC. A detailed discussion of these restrictions is set forth in the section headed "Supervision and Regulation — Insurance Business — Use of Insurance Funds". Although our investment opportunities are limited by applicable PRC regulations, we intend to diversify our investment portfolio to the extent permitted by any regulatory changes.

We seek to optimize the returns of our investment portfolio and at the same time limit our overall risk exposure to an acceptable level. We have adopted a specific investment policy and implemented internal controls to help us achieve this objective. Our investment policy and internal controls, as well as the performance of our investment portfolio, are reviewed and amended to the extent appropriate on an ongoing basis. Furthermore, in order to better manage the different risk exposures arising under our insurance business, we manage the investment assets associated with our life insurance operations separately from those associated with our property and casualty insurance operations. See also "— Risk Management".

The principal features of our investment policy and internal controls include the following:

- matching investment assets against the liability characteristics of our insurance products, such as interest rate, duration and cash flow;
- limiting our investment portfolio's exposure to interest rate, credit, liquidity and other risks to within specified aggregate limits;
- diversifying our investment portfolio to the extent permissible under the applicable PRC regulations; and
- maintaining strict limits on our investment exposure to any single company or a group of related companies.

We seek to match our assets with our liabilities on the basis of duration, yield as well as liquidity. In the current regulatory and market environment, however, we have limited ability to invest in assets that have durations of sufficient length to match the duration of our life insurance liabilities. We intend to lengthen the duration of our investment assets as and when regulatory and market conditions permit, such as through purchases of longer term fixed income securities.

We have been conducting internal research on a number of investment alternatives that may become available to insurance companies in the PRC in the near term, such as a wider range of corporate bonds and mortgages. In particular, we have developed internal expertise in evaluating and managing these potential investment alternatives.

The responsibility for setting and executing our investment policy and internal controls is allocated in the following manner:

- *Investment Management Committee.* Our investment management committee sets our overall asset allocation strategy, mid-to-long term investment strategy and risk limits. This committee conducts monthly reviews of investment-related operations of our Company and monitors the regulatory restrictions, market opportunities for and returns on various types of investments. In addition, this committee is responsible for reviewing and approving projects that involve a substantial amount of investment.

- *Investment Management Center.* Our investment management center, which consists of an experienced team of portfolio managers, asset managers, investment risk managers and back office staff, is responsible for the day-to-day implementation of our asset allocation and investment strategies. The activities of the investment management center are led and supervised by our chief investment officer.

Portfolio Composition

We had total assets of RMB203.5 billion as of December 31, 2003. Due to current PRC regulatory restrictions on investments by insurance companies, substantially all of our investments are concentrated in a limited number of investments that are located in the PRC. In particular, as of December 31, 2003, fixed deposits at commercial banks, government bonds, finance bonds for government projects, corporate bonds and equity investment funds accounted for approximately 50.2%, 24.5%, 12.3%, 6.9% and 2.9%, respectively, of our total investment assets. Subject to compliance with applicable PRC regulations, we intend to diversify our investment portfolio by increasing our investments in government bonds, finance bonds, corporate bonds and potential new investment vehicles, particularly those with a longer maturity, and reducing the level of our fixed deposits.

The following table sets forth certain information regarding the composition of our investment portfolio as of the dates indicated:

	As of December 31,					
	2001		2002		2003	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(in millions of RMB, except percentages)					
Fixed deposits	45,923	57.1%	73,439	58.1%	78,233	50.2%
Fixed-maturity investments						
Government bonds	16,904	21.0	27,191	21.5	38,248	24.5
Finance bonds	3,990	5.0	7,253	5.7	19,154	12.3
Corporate bonds	2,861	3.6	4,302	3.4	10,774	6.9
Placements and loans	6,204	7.7	9,542	7.5	3,285	2.1
Equity investment funds	2,416	3.0	2,836	2.2	4,648	2.9
Investment properties	1,523	1.9	1,494	1.2	1,333	0.9
Other investment assets[1]	571	0.7	473	0.4	245	0.2
Total	80,392	100.0%	126,530	100.0%	155,920	100.0%

(1) Other investment assets primarily consist of an investment in an associated company and other equity investments.

The following tables set forth certain information relating to our investment assets for the periods indicated:

	For the year ended December 31,					
	2001		2002		2003	
	Yield[1]	Amount	Yield[1]	Amount	Yield[1]	Amount
	(in millions RMB, except yields)					
Fixed and other bank deposits						
Interest income	5.7%	2,099	5.1%	3,055	4.6%	3,520
Fixed-maturity investments						
Interest income	4.4%	942	3.2%	990	4.0%	2,142
Net realized and unrealized gains/(losses)		(190)		(176)		387
Total		752		814		2,529
Placements and loans						
Investment income	1.2%	49	2.1%	163	1.8%	118
Equities investment funds						
Dividend income	27.4%	756	3.9%	103	1.8%	69
Net realized and unrealized gains/(losses)		(65)		(121)		3
Total		691		(18)		72
Investment properties						
Investment income	8.0%	105	7.8%	117	7.0%	99
Gain on disposal of subsidiaries		69		4		5
Total investment income	5.6%	3,765	4.0%	4,135	4.5%	6,343

(1) Ratio of investment income to average investments at the beginning and end of the year.

Fixed Deposits

As of December 31, 2003, approximately 50.2% of our investment assets were deposited with state-owned and other commercial banks in the PRC. We generally deposit funds with banks for fixed terms of over five years. In 2002 and 2003, our yield on fixed deposits was approximately 5.1% and 4.6%, respectively, while the average yield for the PRC insurance industry was approximately 3.4% in 2002. To the extent the current low interest rate environment in the PRC persists, we would expect our yield and reinvestment rate on fixed deposits to continue to decrease. We intend to reduce the level of our fixed deposits as a percentage of our investment assets over time.

The following table sets forth the top five commercial banks in the PRC in terms of fixed deposits placed by us as of the dates indicated:

	As of December 31,					
	2001		2002		2003	
	Deposit	% of total	Deposit	% of total	Deposit	% of total
	(in millions of RMB, except percentages)					
Bank of China	7,841	17.1%	12,647	17.2%	10,167	13.0%
China Construction Bank	—	—	8,770	11.9	9,700	12.4
China Minsheng Banking Corp.	3,045	6.6	5,595	7.6	8,847	11.3
Guangdong Development Bank	7,437	16.2	9,509	13.0	8,381	10.7
CITIC Industrial Bank	5,933	12.9	6,133	8.4	6,402	8.2
Other banks	21,667	47.2	30,785	41.9	34,736	44.4
Total	45,923	100.0%	73,439	100.0%	78,233	100.0%

The following table sets forth a breakdown of our fixed deposits by maturity as of the dates indicated:

	As of December 31,					
	2001		2002		2003	
	Book value	% of book value	Book value	% of book value	Book value	% of book value
	(in millions of RMB, except percentages)					
Due in one year or less	2,447	5.3%	6,500	8.8%	3,689	4.7%
Due in 1 year through 5 years	28,308	61.7	55,952	76.2	62,971	80.5
Due after 5 years	15,168	33.0	10,987	15.0	11,573	14.8
Total	45,923	100.0%	73,439	100.0%	78,233	100.0%

Government Bonds

PRC government bonds represented approximately 24.5% of our investment assets as of December 31, 2003. Government bonds have maturities of up to 30 years and pay interest that is tax exempt. We invest in both listed and unlisted government bonds. As PRC regulations do not restrict the amount of our investment assets that may be invested in government bonds, and as the interest earned on government bonds is tax exempt, which results in higher after-tax yield as compared to some other investment options, we may further increase the

proportion of government bonds in our investment portfolio and enhance our investment returns. In addition, our investments in government bonds help us match the asset and liability duration gap because of their longer duration compared to our other investment assets.

The following table sets forth a breakdown of our investments in government bonds by maturity as of the dates indicated:

	Face value	% of face value	Estimated fair value
	(in millions of RMB, except percentages)		
As of December 31, 2001:			
Due in one year or less	1,536	10.6%	1,747
Due in 1 year through 5 years	8,545	58.6%	10,357
Due in 5 years through 10 years	4,243	29.1%	4,580
Due after 10 years	250	1.7%	331
As of December 31, 2002:			
Due in one year or less	4,554	18.5%	5,859
Due in 1 year through 5 years	6,844	27.9%	7,426
Due in 5 years through 10 years	11,142	45.4%	11,681
Due after 10 years	2,021	8.2%	2,291
As of December 31, 2003:			
Due in one year or less	1,519	4.2%	1,745
Due in 1 year through 5 years	8,508	23.4%	8,924
Due in 5 years through 10 years	11,921	32.7%	12,042
Due after 10 years	14,471	39.7%	14,697

The fair value of our listed bond investments is assessed as of the balance sheet date with reference to the quoted prices on the last trading day on the relevant exchanges. The fair values of bonds traded in the tertiary trading market are assessed each year at the balance sheet date with reference to the last transacted price. If the last transaction price is not current, or if a tertiary trading market is not available, the fair values are determined by discounted cash flow analysis. The discount rates are determined with reference to yield rates of similar listed bonds at the balance sheet date.

Finance Bonds

Finance bonds are primarily bonds that are issued by China Development Bank, China Import & Export Bank and China Agriculture Development Bank, three state-owned policy banks of the PRC, to fund specific projects, which are typically related to, among others, infrastructure. These bonds are generally unlisted and are traded through the interbank markets. As of December 31, 2003, finance bonds represented approximately 12.3% of our investment assets. The applicable PRC regulations do not restrict the amount of our investment assets that may be invested in finance bonds.

The following table sets forth a breakdown of our investments in finance bonds by maturity as of the dates indicated:

	Face value	% of face value	Estimated fair value
	(in millions of RMB, except percentages)		
As of December 31, 2001:			
Due in one year or less	10	0.3%	10
Due in 1 year through 5 years	140	3.5%	148
Due in 5 years through 10 years	3,825	95.9%	3,951
Due after 10 years	10	0.3%	16
As of December 31, 2002:			
Due in one year or less	20	0.3%	20
Due in 1 year through 5 years	160	2.2%	164
Due in 5 years through 10 years	6,059	84.2%	6,129
Due after 10 years	960	13.3%	997
As of December 31, 2003:			
Due in one year or less	721	3.7%	713
Due in 1 year through 5 years	1,852	9.6%	1,902
Due in 5 years through 10 years	11,350	58.8%	11,638
Due after 10 years	5,397	27.9%	5,450

The fair value of our finance bonds is estimated using the same method for the fair value assessment of government bonds.

Corporate Bonds

Since June 2003, PRC insurance companies, such as us, may invest up to 20% of their total assets as of the end of the previous month in corporate bonds issued by PRC companies that are rated AA or above by a CIRC approved credit rating agency, calculated on the basis of cost. Prior to June 2003, PRC insurance companies were not permitted to invest more than 10% of their total assets in corporate bonds. As of December 31, 2003, a majority of the corporate bonds we held were listed on a stock exchange in the PRC. As of December 31, 2003, corporate bonds represented approximately 6.9% of our investment assets. We intend to further increase the proportion of corporate bonds in our investment portfolio to enhance our investment returns.

The following table sets forth a breakdown of our investments in corporate bonds by maturity as of the dates indicated:

	Face value	% of face value	Estimated fair value
	(in millions of RMB, except percentages)		
As of December 31, 2001:			
Due in one year or less	3	0.1%	3
Due in 1 year through 5 years	117	4.2%	155
Due in 5 years through 10 years	2,052	74.0%	2,093
Due after 10 years	600	21.7%	609
As of December 31, 2002:			
Due in one year or less	113	2.7%	188
Due in 1 year through 5 years	517	12.4%	528
Due in 5 years through 10 years	1,786	43.0%	1,859
Due after 10 years	1,742	41.9%	1,791
As of December 31, 2003:			
Due in one year or less	5	0.1%	3
Due in 1 year through 5 years	793	8.0%	802
Due in 5 years through 10 years	3,285	33.0%	3,358
Due after 10 years	5,861	58.9%	5,868

The fair value of our corporate bonds is estimated using the same method for the fair value assessment of government bonds.

Equity Investment Funds

Since December 2000, PRC insurance companies, such as us, have been permitted to invest through equity investment funds up to 15% of their total assets in shares of PRC companies listed on the Shanghai or Shenzhen stock exchange. The value of shares traded on the Shanghai and Shenzhen stock exchanges have generally experienced significant volatility. As a result, we do not expect to significantly increase our holdings of equity investment funds in the foreseeable future. As of December 31, 2003, equity investment funds represented approximately 2.9% of our investment assets.

Due to the significant market downturn of the stock exchanges in the PRC during 2001 and 2002, we incurred significant unrealized investment losses in our equity investment fund portfolio. Our unrealized investment loss associated with our investments in equity investment funds was RMB775 million and RMB400 million, respectively, in 2002 and 2003. See the section headed "Risk Factors — Risks Relating to Our Investment Portfolio — Fluctuations in share values resulting from the volatility of the PRC securities market may materially and adversely affect the value of our investment portfolio and our financial condition and results of operations".

The following table sets forth the market value relating to our equity investment fund portfolio as of the dates indicated:

	As of December 31,		
	2001	2002	2003
	(in millions of RMB)		
Equity investment funds	2,416	2,836	4,648

Unlisted Equity Investments

We have made equity investments in several unlisted PRC companies, as well as investments in unlisted legal person shares of listed PRC companies. These equity investments do not have a quoted market price in an active market and their fair value cannot be reliably measured. They are recorded in the accounts at their cost and are adjusted for provisions for impairment, if any. We are in the process of disposing these investments on commercially reasonable terms. We believe the disposal of these investments would not have a material impact on our financial position and results of operations.

Placements and Loans

Placements and loans include loans granted under repurchase agreements, interbank placements, policy loans, entrusted loans and other loans. As of December 31, 2003, placements and loans represented approximately 2.1% of our investment assets.

Investment Properties

We invest in real properties and earn lease income from such investments. As of December 31, 2003, investment properties represented approximately 0.9% of our investment assets.

RISK MANAGEMENT

Overview

Management of risk exposure is fundamental to our operations. We have established a comprehensive, integrated enterprise-wide risk management framework to manage risks across our operations on a continuous basis.

Our risk management framework is designed to foster a strong and well-informed risk management culture across our operations and to support our business decisions. Our risk management activities are centrally undertaken and monitored by a risk management committee. Members of the risk management committee consist of key personnel from our finance, investment, actuarial and internal audit department as well as the business heads of our principal subsidiaries. The risk management committee is responsible for identifying and reviewing the major areas of risk across the Group and all of our operating principles, and for approving, and ensuring compliance with key financial and operational risk management policies. Periodical risk analysis reports are prepared using appropriate risk management techniques.

Product Risk Management

Product risk is the risk of potential loss arising with respect to a particular insurance product as a result of actual market conditions and loss experience being different from the assumed market conditions and loss experience used when designing and pricing the product. We manage product risk through a product center, headed by the chief actuary and heads of key business units. Our product center establishes standards and guidelines designed to ensure that our level of product risk for a particular product is within an acceptable range and consistent with the designed profile of the product. The standards and guidelines cover, among other things, product design, pricing methods, assumption setting, capital requirement, profit margin objectives, documentation, approval processes and loss experience monitoring programs.

Designated pricing officers in each of Ping An Life and Ping An Property & Casualty are responsible for all design and pricing activities for our insurance products. Our chief actuary and the chief executive officers of each of Ping An Life and Ping An Property & Casualty review and approve the design and pricing of each product to ensure that the relevant standards are met and guidelines are followed. To reduce our product risk, our underwriting and claim processing departments follow closely the relevant underwriting and claim processing policies and procedures. In addition, we set aggregate retention limits and purchase reinsurance to further reduce our product risk.

Asset and Liability Management

The objective of our asset and liability management is to match our assets with our liabilities on the basis of duration. In the current regulatory and market environment, however, we are unable to invest in assets that have a duration of sufficient length to match the duration of our life insurance liabilities. See the section headed "Risk Factors — Risks Relating to Our Overall Business — Due to the limited availability of long-term fixed income securities in the PRC capital markets and the legal and regulatory restrictions on the types of investments we may make, we are unable to match closely the duration of our assets and liabilities, which increases our exposure to interest rate risk". We currently monitor the duration gap between our assets and liabilities closely, and cash flows from the asset and liability side are projected on a timely basis. Our actuaries from the business units and our investment experts have monthly meetings to communicate on relevant issues. We intend to reduce the level of our asset-liability mismatch by:

- working within the current regulatory framework and market environment to move assets into long-term fixed income securities, such as long-term corporate bonds;
- encouraging the sales of our short-term accident and health insurance products;
- monitoring developments by the CIRC to lessen regulatory restrictions governing investment channels by insurance companies and capitalizing on any new investment options that become available; and
- monitoring the development of PRC capital markets with a view to diversifying our investment portfolio and optimizing our return on investments.

Market Risk Management

Market risk is the risk of potential loss to future earnings, fair values or future cash flows that may result from changes in the value of a financial instrument as a result of changes in interest rates, market prices and other factors that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments. The principal objectives of our market risk management activities are to:

- manage potential market losses within acceptable levels and contribute to earnings stability through independent identification, assessment and understanding of the market risks inherent to our business;
- assist us in setting a unified standard for controlling market risk throughout our organization; and
- establish limits for equity risk exposures.

See also the section headed "Financial Information — Quantitative and Qualitative Disclosure about Market Risk".

Credit Risk Management

Credit risk is the risk of economic loss resulting from the failure of one of our obligors to make any payment of principal or interest when due, in the case of fixed income investments or, in the case of an equity investment, the loss in value resulting from a corporate failure. We are exposed to credit risks primarily associated with our deposit arrangements with commercial banks, our investments in bonds issued by PRC companies and our reinsurance arrangements with reinsurers. We mitigate credit risk by utilizing detailed credit control policies, by undertaking credit analysis on potential investments, and by imposing aggregate counter party exposure limits within our investment portfolio. Our investment guidelines also require that the risk levels of the various investment sectors be continuously monitored with allocations adjusted accordingly. For investment assets carried at historical cost, whenever it is probable that we will not be able to collect all the amounts due according to applicable contractual terms, an impairment or loss is recognized in our financial results. To reduce the credit risk associated with our reinsurance agreements, specific counterparty exposure measures and limits are imposed. In addition, we monitor the financial condition of our reinsurers on an ongoing basis and review our reinsurance agreements periodically. In addition, we regularly review overdue balances and makes provision for doubtful debts covering both general and specific provisions based on the aging of the premium receivables. The Group seeks to maintain strict control over its outstanding premium receivables and has credit control functions to minimize its exposure to credit risk.

Liquidity Risk Management

Liquidity risk is the risk of not having access to sufficient funds to meet our obligations as they become due. We are exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. We seek to manage our liquidity risk by matching to the extent possible the duration of our investment assets with the duration of our insurance policies.

We rely on a broad range of liquidity sources to meet our funding needs. We fund our operations principally from the receipt of written premiums and policy fees from policyholders and the related investment income. We may also obtain short-term borrowings in the form of repurchase agreements, as well as raise funds through the sale of investments from time to time.

The primary goal of our asset and liability management activities is to achieve an optimal return while maintaining adequate levels of liquidity and capital and limiting our overall risk exposure. In particular, we have implemented various measures to:

- design insurance products with a view towards reducing the possibility of unexpected liquidity demands;
- monitor our liquidity position in compliance with regulatory and our internal requirements;
- prepare regular maturity gap analysis to enable management to review and monitor our liquidity position on a timely basis;
- prepare monthly cash flow forecast for the next 24 months and annual cash flow forecast for the next three years, as well as conduct monthly liquidity analysis of our investment portfolios; and
- establish a range of factors to be monitored and a liquidity risk warning index system to detect early signs of any irregularities.

Concentration Risk Management

Concentration risk is the risk of incurring a major loss as a result of having a significant portion of our investments concentrated in a single entity, group of related entities or industry segment. We seek to control our concentration risk by limiting the amount of investment in any single entity or group of related entities, and we review and amend these limits at least annually.

Due to current PRC regulatory restrictions on investments by insurance companies, substantially all of our investments are concentrated in a limited number of investments that are located in the PRC. As of December 31, 2003, fixed deposits at commercial banks, government bonds, finance bonds for government projects, corporate bonds of state-owned companies and equity investment funds accounted for approximately 50.2%, 24.5%, 12.3%, 6.9% and 2.9%, respectively, of our investment assets. In particular, as of December 31, 2003, RMB43,497 million, or approximately 55.6% of our fixed deposits or approximately 27.9% of our investment assets, were concentrated in five commercial banks. See the section headed "Risk Factors — Risks Relating to Our Investment Portfolio — Applicable PRC regulations limit our ability to diversify our investment portfolio as well as seek an optimal return on our investments; as a result, a decrease in the value of a particular type of investment could have a material adverse effect on our financial condition and results of operations". Subject to compliance with applicable PRC regulations, we intend to diversify our investment portfolio by increasing our investments in government bonds, finance bonds, corporate bonds and potential new investment options, particularly those with a longer maturity, and reduce the level of our fixed deposits.

Foreign Currency Risk Management

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which we conduct business may affect our financial condition and results of operations. We seek to limit our exposure to foreign currency risk by minimizing our net foreign currency position.

We generate substantially all of our revenue from, and substantially all of our expenses are attributable to, our business activities in the PRC. As a result, we have historically had an insignificant net foreign currency position. As a result of the US$600 million investment by HSBC Insurance in November 2002, however, fluctuations in the exchange rate used to translate US dollars into Renminbi are likely to affect our reported financial position and results of operations from year to year.

Operational Risk Management

Operational risk is the risk of loss resulting from breakdowns in information, communication, transaction processing, settlement systems and procedures. Operational risks include failure to obtain proper internal authorizations or to properly document transactions, equipment failure, inadequate training or errors by employees. We manage operational risk by establishing clear policies, requiring processes to be well documented and ensuring that transactions are reconciled and monitored.

Our management of operational risk begins with the managers of our respective business lines. These managers take initial responsibility for supervising our operating personnel for compliance with the control standards established by our respective businesses as well as applicable laws and regulations. Their efforts to manage operational risk are overseen by our senior management. Moreover, our internal audit department reviews annually our operations and conducts audits according to an audit schedule approved by our audit committee to determine whether our operations are conducted in accordance with our centralized policies and procedures. See "— Internal Audit".

Internal Audit

Our internal audit department assists our management in the day-to-day operations by evaluating the adequacy and effectiveness of our internal controls and procedures, recommending improvements to these controls and procedures and supervising and monitoring the implementation of such improvements. Our internal audit department reports directly to our audit committee, which has overall oversight responsibility for the internal controls and procedures of our Company, our principal subsidiaries and our branch and sub-branch offices.

Our internal audit department is staffed and administered at our Company headquarters level, and is responsible for audits of our operations throughout the PRC. We believe that this structure ensures that there is direct, independent, comprehensive and reliable reporting of audit findings at all levels of our operations to our internal audit department, our audit committee and our Board. Our internal audit department is also responsible for overseeing the periodic review of the integrity of our information technology system and the proper functioning of all major system applications.

INFORMATION TECHNOLOGY

We believe that the development and use of information technology is critical to the efficient operations of our business and is a key contributor to our success. Important functions that rely upon information technology include our back office operations such as actuary, underwriting and claims settlement, sales support, financial management, management information reporting, customer service support and our e-commerce portal. We have made significant investments in our information technology, and we believe we are the information technology leader in the PRC insurance industry. In the 2003 IPower 500 survey organized by the National Informatization Evaluation Center to assess the information technology capabilities of PRC enterprises, we were ranked first in the insurance sector.

Our centralized information technology team consists of approximately 440 employees. Approximately 240 of these employees focus upon the development of new applications and information technology infrastructure, while the remaining employees are dedicated to maintaining the operation of our existing applications and information technology infrastructure. Substantially all of our information technology employees have a bachelor's degree or a more advanced degree.

We have developed our own unified information technology platform that is used by all of our businesses and throughout our branch and sales office network. Our unified platform facilitates the sharing of information between different applications as well as among our businesses and our branch and sales office network. This unified platform also enables the centralization of our back office operations, such as underwriting and claims processing, as well as our management information system, which helps us ensure that management receives financial and operational data on a timely basis. We have developed our information technology system internally and we believe this makes us more responsive to the evolving conditions in the PRC insurance market, and less dependent upon third party information technology consultants, developers and vendors.

Since 2001, we have begun to web-enable all of our applications. In particular, through a web browser, our employees are able to access all applications internally through our intranet, while our customers and business partners are able to access all applications through the Internet and a virtual private network. Furthermore, our customer service personnel in the call center and the branch offices are able to access the up-to-date customer information and coordinate remotely to serve our customers. In addition, we deploy other advanced technology to improve our efficiency to lower our unit cost of operations and to enhance our risk control capability. For example, our management information system is able to report key performance indices at all levels, such as from a sales office to the entire life insurance and property and casualty insurance businesses. Moreover, we will deploy advanced imaging workflow technology to facilitate the centralization of our back office operations and rule-engine software to automate the underwriting rules and speed up the time required to support a new product in our system.

Whenever possible, we apply the same set of technology standards in developing our systems. For example, all of our database management systems are developed by Oracle Corporation, all our servers are Unix-based open systems and all our new applications are written in Java computer language. This makes us cost-effective, flexible and responsive to the changing business needs as we avoid integration problems relating to incompatible hardware

systems and are not locked in by a particular hardware vendor. As illustrated by the speed in which we are able to consolidate our customer information from different software systems into a centralized database, we believe we can upgrade and add functions for services and further sales more easily, more efficiently and more cost effectively.

In order to avoid over-reliance on a particular vendor, we use technology standards that are open standards where conforming solutions from different vendors are available. For example, our Unix-based open system machines are supplied by Hewlett-Packard, Sun and IBM; our LINUX machines are supplied by IBM, Dell and Hewlett-Packard; our J2EE middleware platform is supplied by BEA and Oracle. Our relational database is from Oracle, but we can also source relational database solutions from other vendors such as IBM and Informix.

We maintain good working relationships with these vendors, which we review every 3-5 years. Since all of our vendors conform to the same open standards, the conversion barrier from one vendor to the other is manageable.

For technology that is important to our business, such as the Oracle relational database, we use a very conservative approach to system upgrades, which entails careful testing and planning.

During the last three years, we have not experienced a material system failure caused by software or hardware defects that resulted in widespread and substantial loss of service.

The effectiveness of our information technology system is highlighted by the following:

- We have consolidated our business data into two mutually backup data centers in Shenzhen and Shanghai. Through a combination of backup communication lines and standby systems, we ensure the availability of our service to over 3,600 branch and sub-branch offices. Maintaining the uninterrupted availability of our information technology system throughout our nationwide branch network is important for providing effective customer service.
- We established a 24-hour nationwide life insurance customer call center in 2000. During 2003, the call center handled an average of 30,000 calls per day, or approximately 65% of all daily life insurance customer inquiries. Our centralized operations help us deliver a uniform service quality nationwide and control cost through economies of scale. In addition, a 24-hour nationwide property and casualty insurance customer call center became operational in 2003.
- We have a centralized customer database that contains information relating to over 27 million life insurance and 4 million property and casualty insurance customers. Our database tracks all of the life and property and casualty insurance policies associated with a customer. Furthermore, our database allows us to cross check the risk exposure of a life insurance customer in all our branches, and also provides our customer service representatives at our call centers with the most up-to-date customer information and their latest requests.
- We established our PA18 Internet financial portal in 2000. Apart from acting as an e-commerce platform to serve our customers, our PA18 Internet financial portal is also an entry point to our Internet-enabled business support systems and a portal to support our sales agents. Our customers may also trade securities through our PA18

Internet financial portal. In 2003, approximately 32.4% of our securities trading by value were executed through this channel. Our PA18 Internet financial portal also supports the sale of life insurance and property and casualty insurance products in a variety of ways, such as a direct sale on-line or the activation of fixed-value insurance cards. In particular, the sale of cargo insurance with low premiums becomes cost effective through our PA18 Internet financial portal. A shipping customer can register a shipment on our PA18 Internet financial portal, and the rest of the processing is done automatically with relatively little additional expense.

- Using our PA18 Internet financial portal, we are able to quickly create tailor-made services for our largest group life insurance customers. Our quick response to customer needs is one of the reasons we are able to attract and retain these customers.
- Using our PA18 Internet financial portal as the entry point, our automobile insurance claims processing system provides a unified platform to coordinate our call center, our damage assessors, our partner repair shops and our back office to provide speedy claim processing services. Using this system, our automobile insurance customers can have their claims processed locally when they travel anywhere in the PRC.
- We support our life insurance sales agents through our PA18 Internet financial portal. In addition to the Internet service, our sales agents can use a purpose-built sales support application running on their laptops to create proposals, manage their sales activities, and synchronize with the centralized database the latest information about their clients and their policies. Over 20,000 of our life insurance sales agents have used this support application since 2002. We introduced a personal digital assistant version of this sales support application in September 2003, and provided over 4,000 copies of this application to our life insurance sales agents for a nominal fee.

RATINGS

Measures of financial strength are an important factor affecting public confidence in our insurance products and, as a result, our competitiveness. One measure of our financial strength is our financial strength rating. In 2003, we received a financial strength rating of AAA from both China Chengxin International Credit Rating Company, an affiliate of Fitch International Limited, and Dagong Global Credit Rating Co., Ltd., an affiliate of Moody's Investors Service. See the section headed "Risk Factors — Risks Relating to Our Overall Business — A perceived reduction in our financial strength or a downgrade in our rating could increase policy surrenders and withdrawals and damage our relationship with our creditors, our counterparties and the distributors of our products".

The foregoing ratings reflect each rating agency's opinion of our financial strength, operating performance and ability to meet our obligations to policyholders, and are not evaluations directed towards holders of our H Shares or ADSs, and do not in any way reflect evaluations of the safety and security of our H Shares or ADSs. You should not rely upon these ratings in making an investment decision regarding our H Shares or ADSs.

COMPETITION

We face competition in each of our business lines as well as in our overseas operations. Competition in the insurance industry is based on many factors, including sales force strength and abilities, product design features, customer service, financial strength ratings assigned by independent rating agencies, claims services, reputation, perceived financial strength and the experience of the insurance company in the line of insurance to be written.

Our primary competitors include both domestic and foreign-invested life insurance and property and casualty insurance companies, mutual fund companies and other financial services providers. Some of these companies may have greater financial, management and other resources than we do, and may have more extensive operating experience than us. Furthermore, these companies may be able to offer a broader range of products and services, as well as establish their reserves more adequately, than us. In addition, some of our domestic competitors have benefited from favorable government treatment that was only applicable to them. For example, PICC, the largest property and casualty insurance company in the PRC, was permitted to establish a nationwide distribution network when it was re-established in 1983, while we did not receive permission to establish such a network until 1992. In addition, China Life, the largest life insurance company in the PRC, has also benefited from a nationwide distribution network that was established before we received permission to establish such a network.

The presence of foreign insurance companies in the PRC market has continued to increase in recent years, and their business activities are expected to expand as the industry becomes more open to foreign competition as a result of the PRC's commitments pursuant to its WTO accession agreement. In particular, some new foreign entrants may be able to commence operations rapidly by forming alliances and joint ventures with other PRC insurance companies and by employing products and skills developed in their home markets. Moreover, some of these new foreign entrants may adopt pricing strategies that are more aggressive than the major PRC insurance companies, including us.

In addition, recent changes in PRC investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may be more attractive to the public and adversely affect the sale of some of our products, including participating life insurance and investment-linked products. See the section headed "Risk Factors — Risks Relating to Our Insurance Operations — Competition in the PRC insurance industry is increasing and our business and prospectus will be harmed if we are not able to compete effectively".

Life Insurance

As of December 31, 2003, there were 32 licensed PRC life insurance companies. In addition, as of the same date, there were 23 foreign life insurance companies licensed to conduct insurance business in the PRC through joint ventures and other arrangements with PRC companies. Based on data published by the CIRC, China Life Insurance (Group) Company, our Company and China Pacific Life Insurance Company, Ltd. accounted for approximately 56.6%, 23.5% and 11.0%, respectively, of the gross written premiums and policy fees received by PRC life insurance companies in 2002.

We believe that we hold a solid competitive position in the PRC life insurance industry. Rather than focusing solely on the growth of gross written premiums and policy fees, we have developed a strategy that emphasizes more profitable insurance products that provide a more sustainable premium income stream, such as regular premium insurance and short-term life insurance products. Although our gross written premiums and policy fees have increased at a rate that is lower than the rate for the PRC life insurance industry, we believe our renewal premiums, which accounted for over 48.6% of our gross written premiums and policy fees in 2003, are the highest among all major PRC life insurance companies.

Property and Casualty Insurance

As of December 31, 2003, there were 24 licensed property and casualty insurance companies. In addition, as of the same date, there were 14 foreign property and casualty insurance companies licensed to conduct business in the PRC. Based on data published by the CIRC, PICC, China Pacific Property Insurance Company, Ltd. and our Company accounted for approximately 70.9%, 13.2% and 10.6%, respectively, of the gross written premiums and policy fees received by PRC property and casualty insurance companies in 2002.

We believe that we have a competitive advantage in the PRC property and casualty insurance industry. Our approach to property and casualty insurance underwriting is increasingly focused on profitability, and we intend to avoid competing for customers solely on the basis of price. We intend to continue focusing our efforts on the acquisition of higher quality property and casualty insurance customers.

Trusts

As a result of the PRC government's restructuring of the PRC trust industry in 1999, the number of trust companies conducting business decreased from over 230 in 1999 to 55 as of December 31, 2003. We expect future liberalization of the PRC financial services industry to lead to competition among trust companies, commercial banks, securities firms and equity investment fund companies. We seek to enhance the competitive position of our trust business by leveraging the extensive customer base and distribution network, specialized personnel and management and the well-recognized brand name of our insurance business.

Securities

As of December 31, 2003, there were 128 licensed securities firms in the PRC. In 2003, Ping An Securities was ranked twenty third in the PRC in terms of the value of securities traded. We believe that Ping An Securities is able to enhance its competitive position through its association with our Company by taking advantage of our extensive customer base and distribution network, specialized personnel and management and well-recognized brand name. The principal competitors of Ping An Securities include China Galaxy Securities Co., Ltd., Guotai Junan Securities Co., Ltd. and Haitong Securities Co., Ltd.

Impact of PRC Accession to the WTO

As a result of the PRC joining the WTO in December 2001, the PRC government is gradually reducing restrictions on foreign participation in the PRC insurance market. We expect the PRC government to continue reducing these restrictions. This will result in the

further opening of the PRC insurance market to foreign insurance companies and could erode any competitive advantages that we currently enjoy. In particular, the PRC has undertaken in the accession agreement relating to its entry into the WTO to, over a period of five years:

- eliminate geographic restrictions on business activities of foreign-invested insurance providers;
- eliminate scope of business and ownership restrictions for foreign-invested property and casualty insurance providers;
- eliminate scope of business restrictions for foreign-invested life insurance providers; and
- increase the foreign ownership limit for life insurance providers to 50%.

The opening of the PRC insurance market to foreign insurance companies may adversely affect our business as well as our future profitability.

Applicable PRC regulations require that the CIRC approve the establishment as well as the commencement of operations of a foreign-invested insurance company. In 2003, the CIRC granted approval for the establishment of three foreign-invested insurance companies. In addition, 128 foreign insurance companies had established 192 representative offices in the PRC as of December 31, 2003. Although these companies are expected to increase competition in the PRC insurance industry, we believe the increased competition will also help accelerate the development and expansion of the PRC insurance market.

Since July 2002, the CSRC has allowed the establishment of Sino-foreign joint venture securities companies, with a foreign equity ownership ceiling of 33%. Sino-foreign joint venture securities companies are permitted to underwrite share offerings in the PRC, to engage in customer and proprietary trading of PRC government and corporate bonds and to conduct trading of B shares and H Shares on behalf of customers. Applicable PRC regulations require that the CSRC approve the establishment as well as the commencement of operations of a Sino-foreign joint venture securities company. As of December 31, 2003, the CSRC had granted approval for the commencement of operations to three Sino-foreign joint venture securities companies. We expect the level of competition in the PRC securities market to increase as additional Sino-foreign joint venture companies receive CSRC approval for the commencement of operations.

Overseas Operations

Our overseas operations are principally focused on the Hong Kong insurance market, and we primarily compete with international insurance companies, some of which have greater financial, management and other resources than we do, and may have more extensive operating experience than us.

OVERSEAS INVESTORS

Each of the GS Investor and the MS Investor purchased a 5.56% equity stake in our Company pursuant to the subscription agreements entered into between each of the GS Investor and the MS Investor and our Company in 1994. As a result of our rights offering in January 1997, the equity interest held by each of the GS Investor and the MS Investor was increased to 7.63%, but was subsequently diluted to 6.86% following an investment by HSBC

Insurance in our Company in November 2002 as described below. In March 2003, the MS Investor transferred a 1% equity stake in our Company to Dai-Ichi Mutual Life Insurance Company after receiving the requisite approvals from the CIRC.

As a result of our reorganization in December 2002, the GS Investor and an affiliate of the MS Investor also own 0.001% and 0.09%, respectively, of the share capital of each of Ping An Life and Ping An Property & Casualty. See the section headed "Our Reorganization".

Pursuant to the respective subscription agreements entered into between us and the GS Investor and the MS Investor, subject to obtaining the relevant government approvals, it was agreed that we would endeavor to list our Shares by way of an initial public offering. We have also agreed that under appropriate circumstances, we would use our best endeavors to include the Shares owned by the GS Investor and the MS Investor in such offering so as to facilitate the transfer of these Shares to the public. Should an initial public offering fail to occur after five years from the date of purchase of our Shares by the GS Investor and the MS Investor, we would be obligated under these subscription agreements to use our best efforts to enable each of them to receive or realize promptly the value of their interests in respect of the Shares. In particular, we have obtained regulatory approvals from the CIRC and the CSRC for the Unlisted Foreign Shares owned by the GS Investor, the MS Investor, HSBC Insurance and Dai-Ichi Mutual Life Insurance Company to be converted into H Shares and an application has been made to the Listing Committee of the Hong Kong Stock Exchange for such H Shares to be listed on the Hong Kong Stock Exchange.

Pursuant to the relevant subscription agreements, if we issue or transfer interests in the equity of the Company, the GS Investor and the MS Investor shall have the right to participate in the relevant transactions under same terms and conditions so as to maintain their shareholding percentage in us, except that this will not apply:

- following an initial public offering and listing of our Shares on a major securities exchange pursuant to which at least 25% our outstanding Shares following such offering are sold to the public and listed;
- to an issuance or sale of our Shares pursuant to and for the purpose of converting any of our subsidiaries into a branch that, including all other prior such issuances, transfers or sales of Shares, does not exceed 10% of the aggregate number of our Shares outstanding at the closing of the relevant subscription agreement; or
- to an issuance or sale of our Shares or other transfers relating to our Shares which: (i) our Directors have determined by written resolution is in the best interest of our Company; (ii) will be made for a price not less than the greater of (a) the fair market value of our Shares at the relevant time, and (b) the price per Share paid by such investor(s) as adjusted by any stock split, distribution, dividend and other similar events declared or approved or made to our Shares after December 31, 1993; and (iii) together with all other prior such issuance, sale or other transfers, will not exceed the lower of (x) three times of the highest number of Shares currently or previously owned, directly or indirectly, by the GS Investor and the MS Investor, respectively and (y) 15% of our total number of Shares outstanding at the time of the proposed issuance.

Pursuant to the relevant subscription agreements, we have agreed that we shall not take any action so as to dilute the Shares held by the GS Investor and the MS Investor,

respectively, to be less than 3.75% of our total issued Shares at the relevant time. Each of the GS Investor and the MS Investor has waived the right to maintain their respective shareholding percentage as well as the right to prevent their respective shareholding percentage from being diluted to be less than 3.75% of our total issued Shares, and such anti-dilution rights under the subscription agreements will lapse and cease to apply upon the Listing Date and thereafter notwithstanding that the subscription agreements will continue to be effective after the Listing Date. Each of the GS Investor and the MS Investor has waived, with effect from the Listing Date, rights which are conferred upon it as a shareholder of the Company pursuant to and arising out of the relevant subscription agreement which are not generally available to other shareholders of the Company after our H Shares are first listed.

The Unlisted Foreign Shares held by each of the GS Investor, the MS Investor, HSBC Insurance and Dai-Ichi Mutual Life Insurance Company will be converted into H Shares at the time the H Shares offered in the Global Offering are issued. Each of the GS Investor and the MS Investor has agreed that it will not sell its respective converted H Shares for one year following the Listing Date. Furthermore, each of HSBC Insurance and Dai-Ichi Mutual Life Insurance Company has agreed not to sell any of its respective converted H Shares for three years following the Listing Date.

In November 2002, HSBC Insurance subscribed for a 10% equity interest (as enlarged by the subscription), in the form of legal person shares, in our Company for US$600 million. Pursuant to the articles of association of our Company, HSBC Insurance has the right to nominate one Director to serve on our Board for every 5% equity interest it owns. We have adopted new Articles of Association on March 9, 2004, which will become effective on the Listing Date. For a summary of our Articles of Association, please see Appendix VII to this prospectus. In addition, pursuant to the technical assistance and services agreement between HSBC Insurance and the Company, one of the Directors nominated by HSBC Insurance has been serving on our audit committee.

Under the terms of the subscription agreement relating to HSBC Insurance's investment in our Company, if we issue any additional Shares, or we launch an initial public offering (including a sale of existing Shares in the initial public offering), during a three year period ending October 7, 2005 at a price per share that is below the price per share paid by HSBC Insurance for the 10% equity interest in our Company, we must make cash payments and/or bonus Shares to HSBC Insurance, the amount of which shall be calculated by reference to the difference between the price paid by HSBC Insurance under the subscription agreement and the price for the same number of new Shares under the new issue or initial public offering (the "**HSBC Price Adjustment Top-Up**"). Any cash payment received by HSBC Insurance pursuant to this agreement must be used to subscribe for additional Shares in the relevant new issue or initial public offering up to the then legally permissible investment limit, and HSBC Insurance may retain any excess cash payment.

Pursuant to a memorandum of understanding between us and HSBC Insurance, HSBC Insurance has the right (but not the obligation) to, among other things, cooperate with us on the establishment of strategic initiatives and alliances in financial services, including credit card and debit card business and real estate mortgage lending business as and when PRC laws and regulations permit. Such rights shall lapse on December 31, 2008, unless by December 31, 2006, foreign financial institutions have not been permitted under PRC laws and

regulations to participate in the businesses as contemplated under the memorandum of understanding, in which case the termination date shall be extended to December 31, 2009.

Pursuant to a technical assistance and services agreement between us and HSBC Insurance, HSBC Insurance will provide us with advice and guidance in relation to international practices in several areas at such times and in such forms as shall be regarded as appropriate by HSBC Insurance, including:

- internal audit and compliance;
- agent monitoring and supervision in connection with the sale of insurance products and other financial services;
- bancassurance arrangements; and
- risk management, including underwriting and claims management and the establishment of a cost-effective and robust reinsurance program.

The term of the technical assistance and services agreement is for a period of 6 years (unless terminated in the event that HSBC Insurance's shareholding in the Company falls to 6% or less).

HSBC Insurance has waived, with effect from the Listing Date, the following rights which are rights conferred upon HSBC Insurance as a shareholder of the Company pursuant to and arising out of HSBC Insurance's subscription of shares in the Company in 2002 and which will not be made generally available to other H shares shareholders after our H Shares are first listed:

(1) the HSBC Price Adjustment Top-Up;

(2) the right to include at least one director nominated by HSBC Insurance to the Company's audit committee; and

(3) the right to have the quorum of the Company's audit committee to consist of at least one director nominated by HSBC Insurance.

The other rights of HSBC Insurance pursuant to its subscription in 2002, which we and HSBC Insurance have agreed are contractual rights as a strategic partner and not rights granted in its capacity as a shareholder of the Company, shall remain unchanged. For the avoidance of doubt, such waiver shall not cover the rights of HSBC Insurance exercisable on or as part of the listing of our H Shares including the exercise of the Over-allotment Option.

Pursuant to our existing articles of association (which will be replaced by our Articles of Association upon the listing of our H Shares on the Hong Kong Stock Exchange), if the Company should, among other things, issue new Shares, all shareholders of the Company shall, subject to all applicable laws and regulations, have the right to purchase or subscribe for such number of additional Shares to be issued by the Company so as to maintain their respective percentage of shareholding held immediately prior to such issuance of additional Shares. Each of the GS Investor, the MS Investor and the Dai-Ichi Mutual Life Insurance Company has waived such right.

Pursuant to such right under the Company's existing articles of association, HSBC Insurance has advised the Company of its interest to subscribe for additional number of H Shares to be issued by the Company under the International Offering but will maintain its

shareholding interest in the Company at a level below 10% following completion of the Global Offering. Moreover, HSBC Insurance has agreed not to sell any H Shares subscribed by it pursuant to such right under the Company's existing articles of association for three years following the Listing Date. Assuming HSBC Insurance will subscribe for additional H Shares to maintain its shareholding interest in the Company at approximately 9.99%, upon completion of the Global Offering and the conversion of the Unlisted Foreign Shares into H Shares, it is expected that HSBC Insurance will own 618,886,334 H Shares, representing approximately 9.99% of the enlarged issued share capital of our Company (but not taking into account any additional Shares that may be issued under the Over-allotment Option or under the HSBC Price Adjustment Top-Up). If the Over-allotment Option is exercised, HSBC Insurance would have the right to subscribe for additional H Shares to be issued under the Over-allotment Option so as to maintain its shareholding interest at a level below 10%. Assuming HSBC Insurance will, in the event that the Over-allotment Option is exercised, subscribe for additional H Shares to maintain its shareholding interest in the Company at approximately 9.99%, it is expected that upon completion of the Global Offering and the conversion of the Unlisted Foreign Shares into H Shares, HSBC Insurance will own 637,793,334 H Shares, representing approximately 9.99% of the enlarged issued share capital of our Company (but not taking into account additional Shares that may be issued under the HSBC Price Adjustment Top-Up). Any H Shares so subscribed by HSBC Insurance will be subscribed under the same terms as those generally offered to other investors under the International Offering.

HSBC Insurance, the GS Investor and the MS Investor are respective affiliates of the Co-Sponsors and three of the Underwriters. See the section headed "Underwriting — Hong Kong Underwriters' Interests in the Company" for further information.

CONNECTED TRANSACTIONS

Upon the listing of the H Shares on the Hong Kong Stock Exchange and as a consequence of the reorganization set out in the section headed "Our Reorganization", a number of transactions which we have entered into will constitute connected transactions within the meaning of the Hong Kong Listing Rules. For the purpose of this section, the term "connected person" shall have the meaning as defined under Chapter 14A of the Hong Kong Listing Rules.

A. Exempt Continuing Connected Transactions

Details of the continuing connected transactions of the Group which are exempt from the reporting, announcement and independent shareholders' approval requirements prescribed under Chapter 14A of the Hong Kong Listing Rules are set forth below:

1. Intra-Group Transactions

(a) Intra-Group Tenancy Agreements and Provision of Property Management Services

The subsidiaries of the Company have entered into various tenancy agreements with Ping An Securities in respect of leased properties for use as business premises on normal commercial terms. These properties are located throughout the service regions of Ping An Securities. Certain subsidiaries of the Company have also provided property management services to Ping An Securities pursuant to the respective property management services

agreements entered into between these subsidiaries and Ping An Securities on normal commercial terms. It is anticipated that Ping An Securities will continue to enter into these types of leases and receive this type of property management services from subsidiaries of the Company in the future. Sallmanns (Far East) Limited, an independent property valuer, has confirmed that the rental paid and payable by Ping An Securities were and are at market rates and fair and reasonable. Ping An Securities is a non wholly owned subsidiary of the Company. New Horse Development, a Promoter, is a substantial shareholder of Ping An Securities.

For the three years ended December 31, 2001, 2002 and 2003, the annual rental and management fee paid by Ping An Securities were approximately RMB8 million, RMB3 million and RMB2 million, respectively. The annual rental and management fee payable by Ping An Securities to the relevant subsidiaries of the Company under existing agreements is approximately RMB8 million in aggregate. The existing tenancy agreements and property management services agreements between Ping An Securities and the subsidiaries of the Company fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

(b) Licensing of Trademarks

Pursuant to a licensing agreement entered into between the Company and Ping An Securities in 2004, a non-exclusive license was granted by the Company to Ping An Securities for use of our trademarks in connection with its business operations on a royalty-free basis. The above non-exclusive license is for a term of 10 years subject to termination by mutual agreement or where the licencee ceases to do business, becomes insolvent or is dissolved.

The licensing agreement is on normal commercial terms as the relevant trademarks were originally registered in the name of Ping An Securities and later transferred to the Company. The licensing agreement falls within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

(c) Reinsurance Arrangement

Ping An Hong Kong has entered into certain facultative reinsurance agreements with Ping An Property & Casualty (or the Company before the establishment of Ping An Property & Casualty) on normal commercial terms. Pursuant to these agreements, one party agreed to act as reinsurer to the other party and accept certain risks in return for agreed premiums. Commission expenses are also paid by the party acting as reinsurer to the other party calculated at a fixed percentage of the gross written premiums received by the reinsurer. Ping An Hong Kong and Ping An Property & Casualty will continue to underwrite facultative reinsurance business for each other after the listing of our H Shares on normal commercial terms.

Ping An Hong Kong, of which ICBC (Asia) is a substantial shareholder, is a non wholly owned subsidiary of the Company. ICBC (Asia) is a non wholly owned subsidiary of ICBC, one of our Promoters.

The following table sets forth gross written premiums received by Ping An Hong Kong from Ping An Property & Casualty (or the Company before the establishment of Ping An Property & Casualty) and reinsurance commission paid by Ping An Hong Kong to Ping An Property & Casualty (or the Company before the establishment of Ping An Property & Casualty) for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
		(in HK$)	
Gross written premium received	46,106	—	—
Reinsurance commission paid	15,197	—	—

The following table sets forth gross written premiums ceded by Ping An Hong Kong to Ping An Property & Casualty (or the Company before the establishment of Ping An Property & Casualty) and reinsurance commission received by Ping An Hong Kong from Ping An Property & Casualty (or the Company before the establishment of Ping An Property & Casualty) for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
		(in HK$)	
Gross written premium ceded	807,080	—	598,158
Reinsurance commission received	208,909	—	149,254

The facultative reinsurance agreements between Ping An Property & Casualty (or the Company before the establishment of Ping An Property & Casualty) and Ping An Hong Kong fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

2. Life Insurance and Property and Casualty Insurance Products

The Group and certain connected persons of the Company have purchased life insurance products and property and casualty insurance products from Ping An Life, Ping An Property & Casualty and Ping An Hong Kong, respectively, as follows:

(a) Group Insurance

Ping An Life has sold group insurance products to certain of our connected persons on normal commercial terms in the ordinary course of business. These insurance products are available to independent third parties. Our connected persons do not receive any preferential treatment for purchasing these insurance products. The premiums paid by such connected persons are comparable to those paid by independent third parties for similar types of insurance products or to the prevailing market prices. The group insurance policies sold include term life insurance, health insurance and annuities.

The sale of group insurance products by Ping An Life to the connected persons fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

(b) Individual Life Insurance

Ping An Life has sold individual life insurance products to certain of our connected persons including certain directors, supervisors and chief executives of the Group and their respective associates on normal commercial terms in the ordinary course of business. These insurance products are available to independent third parties. Our connected persons purchase these insurance products for private use and do not receive any preferential treatment for purchasing these insurance products. The premiums paid by such connected persons are comparable to those paid by independent third parties for similar types of insurance products or to the prevailing market prices. The individual life insurance policies sold include life insurance, accident insurance and health insurance.

The sale of individual life insurance products by Ping An Life to the connected persons are acquisitions by the connected persons of consumer goods provided by it for their own private use on normal commercial terms in the ordinary course of business, and thus fall within the exemption as stipulated under Rule 14A.33(1) of the Hong Kong Listing Rules.

(c) Property and Casualty Insurance

Ping An Hong Kong has sold property and casualty insurance products to certain members of the Group on normal commercial terms in the ordinary course of business. In addition, Ping An Property & Casualty and Ping An Hong Kong have sold property and casualty insurance products to certain of our connected persons, including Ping An Securities, Ping An Hong Kong, certain directors, supervisors and substantial shareholders of the Group and their respective associates, on normal commercial terms in the ordinary course of business. These insurance products are available to independent third parties. Our connected persons purchase these insurance products for private use and do not receive any preferential treatment for purchasing these insurance products. The premiums paid by such connected persons are comparable to those paid by independent third parties for similar types of insurance products or to the prevailing market prices. The property and casualty insurance policies sold include automobile insurance, directors' and officers' liability insurance, bankers blanket bond and electronic & computer crime insurance and commercial property insurance.

The sale of property and casualty insurance products by us to our connected persons which are corporations fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules. The sale of property and casualty insurance products by us to our connected persons who are individuals are acquisitions by such connected persons of consumer goods provided by us for their own private use on normal commercial terms in the ordinary course of business, and thus fall within the exemption as stipulated under Rule 14A.33(1) of the Hong Kong Listing Rules.

3. Trust Services Provided by Ping An Trust to our Connected Persons

Two trust deeds in respect of collective funds for automobile loans dated December 30, 2002 and October 23, 2002 were respectively entered into between Ping An Trust as trustee and a former director of our subsidiary and an associate of a director of our subsidiary as settlors who are also the beneficiaries under the trust deeds on normal commercial terms. Pursuant to the two trust deeds, that former director agreed to contribute a sum of RMB200,000 to a trust and the associate agreed to contribute RMB100,000 to another trust (collectively, the "**Trusts**"), which are valid for a term of 36 months commencing from January

2003 and November 2002, respectively. Ping An Trust as the trustee has also entered into other similar trust deeds with other independent third parties as settlors, pursuant to which each of the settlors agreed to contribute respective sums to the Trusts. Ping An Trust as the trustee shall primarily use the collective trust funds to advance loans to individuals for automobile purchase. Under the trust deeds, Ping An Trust will receive an annual trust administrative fee deducted from the trust income arising from the management of the funds of the trusts, and the beneficiaries of the Trusts will receive annual trust interests.

The two trust deeds between Ping An Trust and the two connected persons of the Company fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

4. *Securities Brokerage Services*

Ping An Securities provides brokerage services to us and certain of our connected persons on normal commercial terms in the ordinary course of business. In addition, Ping An Securities accepts cash deposits in the securities trading accounts opened by us and our connected persons and makes interest payments on such deposits at the interest rate quoted by the PBOC or at inter-bank deposit rate. Ping An Securities also receives brokerage commissions determined at prevailing market rate from us and such connected persons with respect to the securities brokerage services provided.

The transactions between Ping An Securities and us or our connected persons which are corporations in relation to the securities brokerage services fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules. The transactions between Ping An Securities and our connected persons who are individuals in relation to the securities brokerage services are acquisitions by such connected persons of consumer services provided by Ping An Securities for their own private use on normal commercial terms in the ordinary course of business, and thus fall within the exemption as stipulated under Rule 14A.33(1) of the Hong Kong Listing Rules.

5. *Purchase of Products from Connected Person*

Since 2001, the Group has been purchasing promotional items and souvenirs from New Horse Development. There is no long term supply contract between any member of the Group and New Horse Development and purchase orders are placed with New Horse Development from time to time. The prices and terms upon which the promotional items and souvenirs are purchased by the Group from New Horse Development are determined on normal commercial terms which are no less favorable to the Group compared to the terms available to independent third parties. The Group will continue to purchase promotional items and souvenirs from New Horse Development in the future on normal commercial terms in the ordinary course of business.

For the three years ended December 31, 2001, 2002 and 2003, the total amount paid by the Group to New Horse Development for the purchase of promotional items and souvenirs was approximately RMB1 million, RMB3 million and RMB3 million, respectively. The sale of promotional items and souvenirs by New Horse Development falls within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

6. *Transactions with HSBC and its Associates*

(a) Memorandum of Understanding

On November 25, 2002, we entered into a memorandum of understanding with HSBC Insurance, an associate of HSBC on normal commercial terms. Pursuant to the memorandum of understanding, HSBC Insurance has the right (but not the obligation) to, among other things, cooperate with us on the establishment of strategic initiatives and alliances in financial services as and when PRC regulations permit.

The memorandum of understanding does not contain any specific terms on the capital, term or management with respect to the establishment of strategic initiatives and alliances in financial services. As it merely provides a framework for further co-operations between the parties and as a result, no consideration has been passed from one party to the other pursuant to it. The memorandum of understanding thus falls within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

(b) HSBC China Hospital Guarantee Card

Ping An Property & Casualty entered into a service agreement with respect of HSBC China Hospital Guarantee Card with the associates of HSBC Insurance (the "**HSBC Guarantee Card Agreement**") on January 12, 2004 on normal commercial terms in the ordinary course of business of Ping An Property & Casualty for a continuous term until terminated by either party at any time by giving 180 days prior written notice to other party. Pursuant to the HSBC Guarantee Card Agreement, Ping An Property & Casualty will provide China hospital deposit guarantee service to individuals who have purchased certain insurance policies from the associates of HSBC Insurance when they have to be hospitalized as a result of an accident in the PRC. Ping An Property & Casualty will help those individuals to go to its co-operating hospitals and, after obtaining the confirmation of the relevant associate of HSBC Insurance, guarantee the payment of their medical cost for the first three days.

The transactions under the HSBC Guarantee Card Agreement are expected to fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

(c) Technical Assistance and Services Agreements

We entered into a technical assistance and services agreement with HSBC Insurance on November 25, 2002, and a supplemental agreement on January 1, 2003 (together the "**TAS Agreements**") for a period of six years on normal commercial terms in the ordinary course of business. Pursuant to the TAS Agreements, HSBC Insurance will, among other things, provide us with technical assistance and services in various aspects of our insurance business in the PRC at such times and in such forms as shall be regarded by HSBC Insurance as appropriate. Please refer to page 149 of this prospectus for further details of the technical assistance and services agreement. Ping An Bank Limited entered into a technical assistance agreement with HSBC on March 17, 2004 for a period of 30 months on normal commercial terms in the ordinary course of business, pursuant to which HSBC will, among other things, provide Ping An Bank Limited with technical assistance in various aspects of its banking business at such times and in such forms as shall be reasonably regarded as necessary and appropriate by HSBC.

For the two years ended December 31, 2002 and 2003, the aggregate amount paid by the Group to HSBC Insurance pursuant to the TAS Agreements was approximately nil and RMB3 million, respectively. The transactions under the TAS Agreements and the technical assistance agreement with HSBC are expected to fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

(d) Cooperation in Insurance and Reinsurance Businesses

Ping An Hong Kong cooperates with an associate of HSBC Insurance in the insurance and reinsurance businesses on normal commercial terms. Through the introduction of HSBC Insurance's associate, Ping An Hong Kong provides insurance coverage to the clients of such associate and pays to such associate introduction fees and commissions. Moreover, reinsurance is ceded to such associate by Ping An Hong Kong, which in turn receives commissions.

For the three years ended December 31, 2001, 2002 and 2003, the aggregate amount paid by the Group to HSBC Insurance's associate in respect of their co-operation in insurance and reinsurance businesses was approximately nil, nil and HK$1 million, respectively. The transactions under the co-operation between Ping An Hong Kong and HSBC Insurance's associate are expected to fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

7. Transactions with ICBC and its Associate

Our Company and certain members of our Group conduct transactions with ICBC and one of its associates. ICBC was a Promoter at the time when we were established. None of ICBC and its subsidiaries currently owns any Shares in our Company. However, due to its status as a Promoter, all transactions we conduct with ICBC and its associates constitute "connected transactions" under the Hong Kong Listing Rules.

(a) Comprehensive Cooperation Agreement

The Company and ICBC entered into a comprehensive cooperation agreement (the "**Cooperation Agreement**") on June 29, 2000 for a term of five years commencing from June 29, 2000, which may be terminated by both parties reaching agreement in writing. The terms of the Cooperation Agreement were negotiated on an arm's length basis. Pursuant to the Cooperation Agreement, among other things:

- both parties would provide resources and services for the business development of the other party;
- ICBC agreed to be our insurance agent and provide services of selling our insurance products and collecting insurance premiums;
- ICBC agreed to provide mortgage loans and other financing services to us;
- the Company agreed to appoint ICBC as one of its primary settlement banks;
- both parties agreed to cooperate in the businesses of securities and credit card services and the development of e-commerce;
- the Company agreed to sell (1) our property and casualty insurance and life insurance products to ICBC and its employees and (2) mortgaged property

insurance to the customers of ICBC on favorable terms, and ICBC agreed to provide business loans and mortgage loans to us and our employees on favorable terms;

- ICBC agreed to provide insurance policies mortgage loans to the customers of the Company subject to the applicable laws and regulations; and
- specific agreements would be entered into between the respective branches of the Company and ICBC in respect of the cooperative businesses set out in the Cooperation Agreement.

The Cooperation Agreement primarily provides a framework for further cooperation between ICBC and us, and does not contain any specific pricing terms. As a result, no consideration has been passed from one party to the other pursuant to the Cooperation Agreement and it thus falls within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

(b) Peony Ping An Card

The Company and ICBC entered into a cooperation agreement in respect of the issue of Peony Ping An Card (the "**Card Agreement**") on November 7, 2000. The terms of the Card Agreement were negotiated on an arm's length basis. Pursuant to the Card Agreement, both parties agreed to cooperate in the issue of Peony Ping An Card comprising Peony Ping An Credit Card and Peony Ping An Ordinary Card, which would provide services to the cardholders including deposit, withdrawal, transfer, credit purchase, telephone banking, emergency assistance and various insurance coverages. ICBC agreed to be responsible for the costs of the manufacture of the Peony Ping An Card and both parties agreed to be responsible jointly for the promotional expenses and severally for the training expenses of their own personnel.

As neither the Company nor ICBC has proceeded under the Card Agreement, the Company has not paid to or received from ICBC any consideration pursuant to the Card Agreement for the three years ended December 31, 2001, 2002 and 2003. The Card Agreement is expected to fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

(c) E-Commerce

The Company and ICBC entered into a cooperation agreement with respect to e-commerce (the "**E-Commerce Agreement**") on November 7, 2000 for a term of five years. The terms of the E-Commerce Agreement were negotiated on an arm's length basis. Pursuant to the E-Commerce Agreement, both parties agreed to cooperate in developing on-line securities trading, selling insurance policies, on-line funds transfer, exploring new e-commerce businesses, and the promotion of the e-commerce businesses, and the Company agreed to give ICBC 50% of the agency fee received for each on-line sale of insurance policies in consideration for ICBC acting as agent of the Company.

As neither the Company nor ICBC has proceeded under the E-Commerce Agreement, the Company has not paid to or received from ICBC any consideration pursuant to the E-Commerce Agreement for the three years ended December 31, 2001, 2002 and 2003. The E-Commerce Agreement is expected to fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

(d) Property Leasing Arrangements

Ping An Trust as landlord has entered into a rental agreement with ICBC as tenant on normal commercial terms. In addition, we as tenant have entered into 51 rental agreements with ICBC as landlord in respect of leasing from ICBC for use as business premises, and/or offices. These properties are located throughout our service regions. Sallmanns (Far East) Limited, an independent property valuer, has confirmed that the rental paid and payable by us or ICBC were and are at market rates and fair and reasonable to the Group.

For each of the three years ended December 31, 2001, 2002 and 2003, the aggregate rental paid per annum by ICBC to the Group under the rental agreements was approximately RMB2 million. For each of the three years ended December 31, 2001, 2002 and 2003, the aggregate rental paid by the Group to ICBC under the rental agreements was approximately RMB1 million, RMB2 million and RMB3 million. The rental agreements fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

(e) Commission Arrangements

Pursuant to an agreement dated February 7, 2002 entered into between ICBC (Asia) and Ping An Hong Kong on normal commercial terms (the "**Agency Agreement**"), among other things, ICBC (Asia) was appointed to act as an agent of Ping An Hong Kong for the purpose of introducing property and casualty insurance business to Ping An Hong Kong. In consideration, Ping An Hong Kong agreed to pay ICBC (Asia) commissions in respect of policies issued and renewed through the agency of ICBC (Asia). The commissions are calculated at different fixed rates as set out in the Agency Agreement for different polices or decided upon by Ping An Hong Kong from time to time and notified to ICBC (Asia), or as may otherwise be specifically agreed between the parties prior to the issue of a policy. Either party may terminate the Agency Agreement at any time by giving a 30 days' prior written notice. The terms of the Agency Agreement were negotiated on an arm's length basis.

For each of the three years ended December 31, 2001, 2002 and 2003, the aggregate commissions paid by Ping An Hong Kong to ICBC (Asia) under the Agency Agreement were approximately HK$3 million, HK$3 million and HK$2 million, respectively. The transactions under the Agency Agreement fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

8. Renovation Services

Since 1995, Anxing Renovation Company Limited ("**Anxing Renovation**"), an associate of Shenzhen Jiangnan Industrial Development Co., Ltd. ("**Jiangnan Industrial**"), which is one of the promoters of Ping An Life and Ping An Property & Casualty, has been providing building and renovation services to the Group for various construction projects on normal commercial terms negotiated on an arm's length basis.

There is no long-term building and renovation services contract between the Group and Anxing Renovation. After the listing of our H Shares on the Hong Kong Stock Exchange, we will enter into building and renovation services contracts with contractors by way of public bidding. The prices and terms upon which the building and renovation services will be rendered by such contractors to us will be carried out on normal commercial terms. Anxing

Renovation may bid for these services and, if successful, will become a contractor providing building and renovation services to us.

For each of the three years ended December 31, 2001, 2002 and 2003, the aggregate amount paid by the Group to Anxing Renovation for the building and decoration services in various projects was approximately RMB44 million, RMB46 million and RMB20 million, respectively. Any provision of building and renovation services by Anxing Renovation to the Group is expected to fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

9. Securities Trading Accounts with a Connected Person

Ping An Hong Kong also maintains securities trading accounts with Morgan Stanley and one of its associates for the purpose of securities trading on normal commercial terms. Interest is accrued on such deposits in the securities trading accounts based on the prevailing savings rate in Hong Kong, and commissions calculated at a prevailing market rate of 0.25% are paid by Ping An Hong Kong for the securities trading service provided by Morgan Stanley and its associate. Morgan Stanley is an associate of the MS Investor, a promoter of Ping An Life and Ping An Property & Casualty.

As of December 31, 2001, 2002 and 2003, the aggregate amount maintained by Ping An Hong Kong in the securities trading accounts with Morgan Stanley and its associate was approximately HK$125 million, HK$59 million and HK$20 million, respectively. For the three years ended December 31, 2001, 2002 and 2003, the commission paid to Morgan Stanley and its associate were approximately HK$10,000, HK$59,000 and HK$390,000, respectively. The cash balances maintained by Ping An Hong Kong in the securities trading accounts with Morgan Stanley and its associate and the commission paid by Ping An Hong Kong to Morgan Stanley and its associate are expected to fall within the de minimus threshold as stipulated under Rule 14A.33(3) of the Hong Kong Listing Rules.

B. Non-exempt Continuing Connected Transactions

Details of the continuing connected transactions of the Group which are subject to the reporting, announcement and independent shareholders' approval requirements prescribed under Chapter 14A of the Hong Kong Listing Rules are set out below:

1. Bank Deposits Arrangements with HSBC

We maintain bank balances with HSBC on normal commercial terms in the ordinary course of our business ("**Bank Deposits with HSBC**"). The relevant banking documents executed by us with HSBC do not provide for our bank accounts with HSBC to be maintained for any fixed period of time. The Sponsor and the Co-Sponsors are of the view that it is normal business practice that this type of bank accounts can be maintained for a period longer than three years. Interests are accrued on such bank balances at prevailing market rates. As of December 31, 2001, 2002 and 2003, the aggregate bank balances maintained by us with HSBC were approximately nil, nil and US$1 million, respectively.

Cap

As one of the requirements for these transactions to be exempted from the reporting, announcement and independent shareholders' approval requirements under Rules 14A.35(2) and 14A.36(1) of the Hong Kong Listing Rules, the aggregate annual value of the above continuing connected transaction shall not exceed the annual cap set forth below:

Transaction	Proposed annual limit
Bank Deposits with HSBC.............	2004-2006: maximum balance of US$2,336 million on any given day

The Company has set counterparty limits for banks with which the Group places deposits, calculated by multiplying a bank's counterparty base (which is determined by its net asset value) and a counterparty ratio (which is determined by its credit standard set by the Company).

For HSBC, its net asset value as disclosed in its annual report for the fiscal year ended December 31, 2002 was HK$91,134 million, multiplying its counterparty ratio of 0.2 gives the counterparty limit of HK$18,227 million, which was approximately US$2,336 million.

In arriving at the cap for bank deposits with HSBC, the Company has used the counterparty limit set by it for HSBC after having taken into account (i) the estimated net proceeds of the Global Offering which or a substantial part of which may be placed with HSBC and (ii) any possible increase in the cash inflows of the Group.

2. Bancassurance

The Company and ICBC entered into a cooperation agreement in respect of insurance agency services (the "**ICBC Bancassurance Agreement**") on August 6, 2001 on normal commercial terms in the ordinary course of business. The ICBC Bancassurance Agreement expired in June 2003 and was renewed for two years automatically upon its expiry pursuant to its terms as the parties had no objection to the renewal. Pursuant to the ICBC Bancassurance Agreement:

- ICBC agreed to provide insurance agency services to us through its branches and other channels for our insurance products, which include marketing insurance products and collecting premiums for us (the "**Services**");
- both parties agreed to cooperate in developing new insurance products for the Services which are complementary to the services and products of ICBC and suitable to ICBC's customers;
- the Company agreed to pay agency fees to ICBC for the Services on terms not less favorable than those agreed with other banks providing insurance agency services to us;
- the Company agreed to provide training to the staff of ICBC for promoting the Services; and
- specific agreements have been and may continue to be entered into between the respective branches of the Company and ICBC in respect of the particular terms of the bancassurance products, the implementation of the services and the determination and payment of the agency fees.

The terms of the Bancassurance Agreement and the relevant specific agreements between the respective branches of the Group and ICBC were and will continue to be negotiated on an arm's length basis. The rates of the agency fees charged by ICBC under the Services vary depending on the types of bancassurance products and are determined after arm's length negotiations. The rates of the agency fees charged by ICBC to us for the Services are comparable to those rates charged by other banks to us for bancassurance arrangements.

For the three years ended December 31, 2001, 2002 and 2003, the aggregate agency fees, which were determined at a fixed percentage of the net premiums, paid by the Group to ICBC in respect of the Services pursuant to the specific agreements entered into between the respective branches of the Group and ICBC were approximately RMB13 million, RMB79 million and RMB96 million, respectively.

Cap

As one of the requirements for these transactions to be exempted from the reporting, announcement and independent shareholders' approval requirements under Rules 14A.35(2) and 14A.36(1) of the Hong Kong Listing Rules, the aggregate annual value of the above continuing connected transaction shall not exceed the annual cap set forth below:

Transaction	Proposed annual limit
Bancassurance	2004 – 2006 agency fee: RMB150 million

For the two years ended December 31, 2002 and 2003, the premiums generated by bancassurance arrangement with ICBC were approximately RMB5,480 million and RMB4,390 million, respectively.

The Company arrived at the cap for bancassurance on the basis of the estimated premiums generated by its bancassurance arrangement with ICBC which is RMB5,000 million in each of the three years ending December 31, 2004, 2005 and 2006, which we believe will provide the Company with sufficient flexibility for its future bancassurance arrangement with ICBC.

3. *Bank Deposits with ICBC and its Associate*

In our ordinary course of business, we place deposits with various commercial banks, including ICBC, in order to generate interest returns. A more detailed description of the investment portfolio of the Group is set out in the section headed "— Investment Portfolio".

Pursuant to an agreement and a supplemental agreement entered into on October 26, 2000 between the Company and ICBC on normal commercial terms in the ordinary course of business (the **"Deposit Agreement"**), the Company agreed to maintain a bank deposit amounting to RMB5,000 million with ICBC for a period of seventy one months.

In addition to the above bank deposits placed by us with ICBC in Renminbi, we maintain other term deposits and bank balances in Renminbi, Hong Kong dollars and US dollars with ICBC or ICBC (Asia) on normal commercial terms in the ordinary course of our business. The relevant banking documents executed by us with ICBC and ICBC (Asia) do not provide for our bank accounts with ICBC and ICBC (Asia) to be maintained for any fixed period of time. The Sponsor and the Co-Sponsors are of the view that it is normal business practice that this type

of bank accounts can be maintained for a period longer than three years. As of December 31, 2001, 2002 and 2003, the aggregate deposits (including the bank deposit amounting to RMB5,000 million pursuant to the Deposit Agreement) maintained by us with ICBC in Renminbi were approximately RMB8,742 million, RMB6,670 million and RMB6,507 million, respectively.

As of December 31, 2001, 2002 and 2003, the aggregate deposits maintained by us with ICBC in Hong Kong dollars and US dollars were approximately HK$43 million, HK$20 million and HK$16 million, respectively and US$14 million, US$2 million and US$1 million, respectively. As of December 31, 2001, 2002 and 2003 the aggregate deposits maintained by us with ICBC (Asia) were approximately HK$47 million, HK$19 million and HK$32 million, respectively. As of December 31, 2001, 2002 and 2003 the aggregate deposits (including the bank deposit amounting to RMB5,000 million pursuant to the Deposit Agreement) maintained by us with ICBC and ICBC (Asia) in Renminbi, Hong Kong dollars and US dollars amounted to approximately RMB8,953 million, RMB6,728 million and RMB6,568 million, respectively.

Cap

As one of the requirements for these transactions to be exempted from the reporting, announcement and independent shareholders' approval requirements under Rules 14A.35(2) and 14A.36(1) of the Hong Kong Listing Rules, the aggregate annual value of the above continuing connected transaction shall not exceed the annual cap set forth below:

Transaction	Proposed annual limit
Bank Deposits with ICBC and its Associate	2004-2006: maximum balance of RMB24,900 million on any given day

For ICBC, its net asset value as disclosed in its annual report for the fiscal year ended December 31, 2002 was approximately RMB177,855 million. Due to the size of the amount, the Company has chosen to discount it by 30%, and hence the counterparty base for ICBC is RMB124,499 million. As the counterparty ratio for ICBC is 0.2, the counterparty limit is RMB24,900 million.

In arriving at the cap for bank deposits with ICBC and its associate, the Company has used the counterparty limit set by it for ICBC after having taken into account (i) the aggregate deposits maintained by the Group with ICBC and ICBC (Asia) in all currencies during the three years ended December 31, 2003, (ii) the estimated net proceeds of the Global Offering which or a substantial part of which may be placed with ICBC or its associate, and (iii) any possible increase in the cash inflows of the Group.

Waivers from the Stock Exchange

The non-exempt continuing connected transactions, described in the sections headed "— Bank Deposits Arrangements with HSBC", "— Bancassurance" and "— Bank Deposits with ICBC and its Associate", will constitute continuing connected transactions (the "**Continuing Connected Transactions**") for us under the Hong Kong Listing Rules once the H Shares are listed on the Stock Exchange. In the opinion of the Directors, including our independent non-executive Directors, the Continuing Connected Transactions are entered into in our ordinary and usual course of business and on normal commercial terms or on terms that

are fair and reasonable so far as our independent shareholders are concerned. As we believe full disclosure and/or, where required under the Hong Kong Listing Rules, prior approval from independent shareholders of the Continuing Connected Transactions in full compliance with the Hong Kong Listing Rules would be unduly burdensome, impracticable and add additional administrative costs to us, we have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has indicated that it will grant, a waiver under Rule 14A.42(3) of the Hong Kong Listing Rules from strict compliance with the announcement and independent shareholders' approval requirements of the Hong Kong Listing Rules in respect of the Continuing Connected Transactions for a period of three years ending December 31, 2006. In addition, we will comply with the applicable provisions under Rules 14A.35(1), 14A.35(2), 14A.36, 14A.37, 14A.38, 14A.39 and 14A.40 of the Hong Kong Listing Rules.

Sponsor's and Co-Sponsors' Opinion

The Sponsor and the Co-Sponsors have reviewed all documentation, information and historical figures provided by the Company in relation to the Continuing Connected Transactions (including the report of Sallmanns (Far East) Limited), and have also conducted additional due diligence by interviewing and discussing with the Company and its advisers, including its legal advisers, auditors and the property valuer, and have obtained the necessary representations and confirmations from the Company to satisfy themselves of the accuracy and completeness of the information provided. Based on their due diligence, the Sponsor and the Co-Sponsors are of the view that the Continuing Connected Transactions have been entered into in the ordinary and usual course of our business, on normal commercial terms and on terms that are fair and reasonable as far as the shareholders of the Company are concerned.

However, it should be noted that (i) the Sponsor and the Co-Sponsors have, in reaching their above opinion and their opinions in the sections headed "— Connected Transactions — B. Non-exempt Continuing Connected Transactions — 1. Bank Deposits Arrangements with HSBC" and "— Connected Transactions — B. Non-exempt Continuing Connected Transactions — 3. Bank Deposits with ICBC and its Associate", assumed and relied, without conducting any independent verification, confirmation, evaluation, appraisal or investigation, upon the accuracy and completeness of the documentation, information, historical figures, representations and confirmations at the time they were supplied and that they will continue to be accurate and complete at the time of this prospectus; (ii) no independent valuation or appraisals of the assets and liabilities of the Company have been performed by the Sponsor and the Co-Sponsors nor have they been furnished with any such appraisals, other than the real property valuation prepared by the independent property valuer; and (iii) the view of the Sponsor and the Co-Sponsors referred to above represents their view as at the date of this prospectus and such view is necessarily based on, and assumes no change in, the economic, market and other conditions in effect on, and the information made available to them for the purposes hereof, and as at the date of this prospectus.

LEGAL AND REGULATORY PROCEEDINGS

We are involved in legal and regulatory proceedings in the ordinary course of our business. As of the date of this prospectus, we are not involved in any litigation, arbitration or administrative proceedings that would, individually or in the aggregate, have a material adverse effect on our financial condition and results of operations.

Policyholders Lawsuits

In 2003, 33 cases were brought against us by policyholders alleging that certain of our sales agents misled them in connection with their purchase of investment-linked life insurance products. We have settled 21 of these cases, obtained verdicts in our favor in the other seven cases and have five cases pending trial.

Administrative Proceedings

From time to time, the Group is subject to periodic examinations by PRC regulatory authorities. In the past, the Group has from time to time been found to have violated certain laws and regulations in connection with our normal business operations. As a result, the Group has been subject to penalties, including, among others, fines. During the three years ended December 31, 2003, the Group was fined approximately 740 times totaling approximately RMB32 million by PRC regulatory authorities, including, but not limited to, the local bureaus of the CIRC, the local bureaus of the SAIC, the finance bureau, the tax bureau, the auditing bureau, the statistics bureau, the labor bureau and the price bureau. These fines covered violations relating to, among other things, improper payments in connection with sales of insurance products, accounting irregularities (including improper booking of accounting entries at our branch and sub-branch offices), misrepresentation by sales agents when marketing insurance products and late payment of income taxes. Sixty-eight fines each involved amounts of RMB100,000 or more, and the largest fine totaled approximately RMB2.5 million and was levied by the Guangzhou branch of the State Taxation Bureau in May 2002 against Ping An Property & Casualty for unpaid enterprise taxes and related late payment fees. These penalties have not had a material adverse effect on our business, financial condition and results of operations. See the section headed "Risk Factors — Risks Relating to Our Overall Business — Future periodic examinations by PRC regulatory authorities may result in fines, other penalties or actions that could materially and adversely affect our business, financial condition and results of operations as well as our reputation".

These fines were primarily due to misinterpretation of the relevant laws and regulations as well as less than satisfactory internal supervision. In addition, the legal and regulatory framework governing the operations of PRC insurance companies is still evolving and undergoing significant change. We may require a significant period of time before we are able to achieve full compliance with certain new laws and regulations. Furthermore, our growth and expansion has strained our management and other resources and has from time to time affected our ability to maintain stringent internal controls at all times. We have taken a number of measures to prevent future breaches of laws and regulations. In particular, we restructured our internal audit department in 2003 to set up three regional internal audit operations in each of Beijing, Shanghai and Shenzhen in 2003. Our internal audit personnel conduct annually regular audits on our life insurance and property and casualty insurance operations throughout all of our branch offices in the PRC. In addition, our internal audit personnel work closely with external independent professionals on areas where specialized skills are required, such as information technology audit. Furthermore, we have adopted a set of internal procedures that would impose sanctions, fines and other penalties on the employees and sales agents for irregular conduct in the course of their employment that is not in compliance with any applicable laws and regulations. Moreover, our training and development department has introduced courses and seminars, which are given on a regular basis, to keep our employees

and sales agents up to date on the evolving legal and regulatory framework of the PRC insurance industry.

PROPERTIES

Executive Office

Our head office building is located in Shenzhen, PRC. Pursuant to the Building Ownership Certificate Shen Fang Zi Di No. 3000172401, we have the legal title and right to occupy, mortgage, sub-let and dispose of the building and related property without payment of any premium or transfer fees.

Owned Properties

We currently own and occupy approximately 267,533 sq.m. of land and 612 buildings and structures with an aggregate gross floor area of approximately 682,565 sq.m. throughout our service regions in the PRC and Hong Kong for offices, retail outlets and staff quarters purposes. The ownership of most of the land and buildings is currently registered under our former name "Ping An Insurance Company of China, Ltd.". Commerce & Finance Law Offices, our PRC legal counsel, has advised us that the registration of our former name with respect to the ownership of these lands and buildings does not affect the validity of our ownership. We have taken steps to effect the name change registration with the relevant authorities with respect to the ownership of these lands and buildings and expect such name change registration to be completed within one year after the Global Offering.

Sallmanns (Far East) Limited, an independent valuer appointed by the Company for the purpose of the listing, has valued the owned property interests as at March 31, 2004 at approximately RMB3,569 million, including those properties for which we have not yet obtained the formal title certificates. The text of the letter and the valuation certificates issued by Sallmanns (Far East) Limited are set out in the Property Valuation Report set forth in Appendix III to this prospectus.

Leased Properties

We have leased approximately 2,920 properties with an aggregate gross floor area of approximately 1,766,802 sq.m. from independent third parties and connected parties throughout our service regions in the PRC and Hong Kong.

The Company has not obtained a valuation of those leased properties for which no formal lease agreements have been entered into (with an aggregate gross floor area of approximately 51,336 sq.m.). We have leased properties for which the lessors have not obtained the requisite title certificates (with an aggregate gross floor area of approximately 519,000 sq.m.). Sallmanns (Far East) Limited is of the view that these properties have no commercial value. We are of the view that such leased properties, with an aggregate gross floor area of approximately 570,336 sq.m., occupied by us can, if necessary, be replaced by other comparable alternative premises for the relevant use without any material adverse effect to our operations.

Property Titles

As of the date of the valuation report set forth in Appendix III to this prospectus, we owned approximately 605 buildings with an aggregate gross floor area of approximately 682,565 sq.m. (including our head office building located in Shenzhen, PRC with an aggregate gross floor area of approximately 37,587 sq.m.), out of which 599 buildings with an aggregate gross floor area of approximately 682,220 sq.m. were located in the PRC and 6 buildings, with an aggregate gross floor area of approximately 345 sq.m. were located in Hong Kong. We hold the relevant title deeds for 456 buildings with an aggregate gross floor area of approximately 404,570 sq.m., representing a fair/open market value of approximately RMB3,569 million as of March 31, 2004. We do not have the relevant title deeds for 149 buildings with an aggregate gross floor area of approximately 277,995 sq.m., representing no commercial value as of March 31, 2004, situated in the PRC. We are in the process of applying for the relevant title deeds that we do not yet hold. We have building ownership certificates for 34 defective properties with an aggregate gross floor area of approximately 86,515 sq.m. We can occupy and use these properties. However, we do not have the right to transfer or mortgage such properties. With respect to the remaining 115 defective properties with an aggregate gross floor area of approximately 191,480 sq.m., for which we have neither building ownership certificates nor long-term granted land use right certificates, we may lose the right of occupation or usage of these properties. For the 149 defective properties, 47 commercial premises are currently occupied by us for our business operations, which can be, if necessary, replaced by other comparable alternative premises for the relevant uses without any material adverse effect to our business operations and 77 residential premises are currently occupied by our employees as staff quarters, which are of no significance to our business operations. In addition, the Group has leased 25 defective properties to various tenants and collected RMB25 million in rents (including prepaid rents) in 2003, representing 0.0375% of our total revenue in 2003, which was insignificant. In the event the relevant tenancy agreements are terminated due to our lack of the relevant title deeds, we may be required to repay part of the prepaid rents back to the tenants. We are of the view that the above 149 defective properties are not crucial to our business operations. Upon obtaining the title deeds for a defective property, we will have the lawful rights to occupy, let, transfer and mortgage such property. We are of the view that we may be able to obtain the relevant title deeds for 85 defective properties with an aggregate gross floor area of approximately 158,591 sq.m. within one year after the Global Offering for an estimated consideration and/or expenses in the amount of approximately RMB36 million. We may have great difficulties in obtaining the relevant title deeds for the remaining 64 defective properties with an aggregate gross floor area of approximately 119,404 sq.m. For these 64 defective properties, it is either not commercially justifiable to obtain the relevant title deeds or it is out of our reasonable ability to do so. We believe the lack of such title deeds will not have a material adverse effect on our business, financial condition and results of operations as the relevant properties represent a de minimus portion of the total value of our properties. See the section headed "Risk Factors — Risks Relating to Our Overall Business — We do not possess the title deeds in respect of some of the properties owned by us."

INTELLECTUAL PROPERTY

The Group conducts business under the "Ping An of China" and "中国平安" brand names and logos. The Group has registered, or is in the process of applying for registration, these

brand names and logos and the other related logos in the PRC and Hong Kong. The Group is also the registered owner of two domain names namely "www.pa18.com" and "www.pa18.com.cn". Details of the intellectual property rights of the Group are set out in the paragraph headed "Our Intellectual Property Rights" under the section headed "Further information about our business" in Appendix VIII to this prospectus.

INSURANCE BUSINESS

Overview

The insurance industry is heavily regulated in the PRC. The CIRC is the regulatory authority supervising the insurance industry. The applicable laws and regulations governing insurance activities undertaken within the territories of the PRC consist principally of the PRC Insurance Law and rules and regulations promulgated thereunder.

Initial Development of Regulatory Framework

The PRC Insurance Law was enacted in 1995, and provided the initial framework for the regulation of PRC insurance industry. Among other things, the major steps taken under the PRC Insurance Law were the following:

- *Licensing of insurance companies and insurance intermediaries.* The PRC Insurance Law, among other things, establishes requirements for minimum registered capital levels, form of organization, qualification of senior management and the adequacy of the information systems for insurance companies, insurance agencies and brokers.
- *Separation of life insurance and property and casualty insurance.* The PRC Insurance Law classified insurance between life, accident and health insurance businesses, on the one hand, and property, casualty, liability and credit insurance businesses on the other hand.
- *Regulation of market conduct.* The PRC Insurance Law prohibited fraudulent and other unlawful conduct by market participants.
- *Regulation of insurance products.* The PRC Insurance Law gave insurance regulatory authority the power to approve the policy terms and premium rates for certain insurance products.
- *Financial condition and performance of insurance companies.* The PRC Insurance Law established reserve and solvency standards for insurance companies, imposed restrictions on investment powers and established compulsory reinsurance requirements, and put in place a reporting system to facilitate monitoring by insurance regulatory authority.
- *Supervisory and enforcement powers of the regulatory authority.* PBOC, the then regulatory authority, was given broad powers under the PRC Insurance Law to regulate the insurance industry.

Establishment of the CIRC and 2002 Amendment to the PRC Insurance Law

The CIRC was established in 1998, and was given the mandate to implement reform in the PRC insurance industry, minimize solvency risk for insurers, broaden the types of investment for insurance companies and promote the development of the PRC insurance market.

On October 28, 2002, the PRC Insurance Law was amended followed by a series of regulations promulgated by the CIRC, which reflected a gradual shift in the regulatory

environment to a more transparent regulatory process and a convergent movement toward international practices. Significant changes include:

- the increase in the level of disclosures required to be made to the CIRC by insurance companies;
- more stringent reserve and solvency requirements;
- greater freedom for insurance companies to develop insurance products;
- broader investment channels for insurance companies, including allowing insurers to make equity investments in insurance-related enterprises, such as asset management companies;
- increased penalties for insurance market misconduct;
- gradual phasing out of compulsory reinsurance as a result of the PRC's accession into WTO; and
- reduction of barriers to entry into the PRC insurance industry, including allowing property and casualty insurers to provide the accident and short-term health insurance products, and allowing more foreign insurers enter into the PRC insurance industry.

The CIRC

The CIRC has extensive supervisory authority over insurance companies operating in the PRC, including:

- promulgation of regulations applicable to the PRC insurance industry;
- examination of insurance companies;
- establishment of investment regulations;
- approving the policy terms and premium rates for certain insurance products;
- setting of standards for measuring the financial soundness of insurance companies;
- requiring insurance companies to submit reports concerning their business operations and condition of assets; and
- ordering the suspension of all or part of an insurance company's business.

Authorization

Under the PRC Insurance Law, the Administrative Regulations for Insurance Companies, which are expected to become effective on June 15, 2004, and other relevant rules and regulations, a permit must be obtained from the CIRC in order to engage in the insurance business. As a general matter, only companies organized as either a company limited by shares or a wholly state-owned company are entitled to obtain such permits, subject to, among other things, the following conditions:

- an insurance company must have qualified investors and a reasonable shareholding structure;

- the articles of association of an insurance company must comply with the requirements under the PRC Insurance Law and the PRC Company Law;
- the paid-in registered capital must be no less than RMB200 million;
- senior management personnel of an insurance company must meet the qualification requirements set forth by the CIRC;
- an insurance company must have a sound organization and management system; and
- an insurance company must have business place and office facility suitable for the business development.

Scope of Business Activities

The PRC Insurance Law limits the scope of business activities of insurance companies. Life insurance companies may not engage in property and casualty insurance business in the PRC. Property and casualty insurance companies may not engage in the life insurance business. However, with the approval from the CIRC, a property and casualty insurance company may engage in the short-term health insurance and accident insurance businesses. With the approval of the CIRC, different companies within the same corporate group may separately engage in life insurance and property and casualty insurance businesses and the Company has obtained such approval from the CIRC. The specific scope of business of an insurance company and the geographic area that an insurance company may operate in must be approved by the CIRC. Insurance companies may also engage in ceding reinsurance and assuming reinsurance.

Under the Interim Administrative Regulations for Foreign Exchange of Insurance Business, an insurance company may engage in foreign exchange business with the approval from the State Administration for Foreign Exchange.

Terms and Premium Rates of Insurance

Terms and premium rates of insurance products that affect the public interest, insurance products for compulsory insurance and new types of life insurance products must be submitted to the CIRC for its review and approval before these products are sold in the market. Terms and premium rates for all other insurance products must be filed with the CIRC and may be adopted if the CIRC raises no objection within thirty (30) days of filing.

Under the Administrative Regulations for Insurance Companies, which are expected to become effective on June 15, 2004, the terms and premium rates of insurance policies shall be plain, clear and easy to understand. Under any of the following circumstances, the CIRC may require insurance companies to modify or stop using the terms and premium rates of insurance policies:

- the terms and premium rates are in violation of laws, administrative regulations or prohibitive rules set forth by the CIRC;
- the terms and premium rates are in violation of relevant state financial policies;
- the terms and premium rates are against public interest;

- the terms and premium rates are obviously unfair or constitute price monopoly or are against the legal interest of the policyholder, the insured or the beneficiary;
- the terms and premium rates are poorly designed, including with unreasonable interest rates, which may endanger the solvency of such insurance company; or
- other circumstances as determined by the CIRC under the principle of prudential supervision.

Paid-in Capital

Under the Administrative Regulations for Insurance Companies, which are expect to become effective on June 15, 2004, the minimum registered capital as well as the paid-in capital for the establishment of an insurance company is RMB200 million. In addition, insurance companies are required to increase their registered capital by RMB20 million for each branch office they apply to open for the first time in each province, autonomous region or directly-administered municipality other than their domicile. Insurance companies with a registered capital of at least RMB500 million may open branches without increasing their registered capital as long as they have adequate solvency.

Security Deposit

An insurance company is required to deposit, as a security deposit, 20% of its registered capital into a bank designated by the CIRC. This security deposit may not be used for any purpose other than paying off debts during liquidation proceedings.

Reserves

Pursuant to requirements of the PRC Financial Regulations for Insurance Companies, insurance companies must make allocations to the following reserves:

- *Unearned premium reserve*, which represents the payment reserve allocated for liabilities undertaken annually for non-life insurance policies with a profit/loss settlement period of no longer than one year, at 50% of the net written premiums in such period.
- *Long-term premium reserve*, which represents the reserve allocated for non-life insurance policies of greater than 12 months in duration, at an amount resulting from subtracting accrued payment expense from the accrued premium income before the end of the fiscal year.
- *Life insurance reserve and long-term health insurance reserve*, which represent the reserves allocated for future liabilities undertaken in life insurance policies and long-term health insurance policies, respectively, at an amount determined using actuarial projections of future cash flows.
- *Claim reserve*, which represents the reserve allocated for pending payments for both reported but not settled claims and IBNR claims. For reported but not settled claims, the allocation may not exceed the claim amount or the payout amount. For IBNR claims, the allocation may not exceed 4% of the actual payment expense for the fiscal year.

In addition to the PRC Financial Regulations for Insurance Companies, allocation to reserves is also regulated by the PRC Company Law, the Administrative Regulations for Insurance Companies, the Administrative Rules on Solvency Margin and Supervision Standards of Insurance Companies, the Provisional Rules on Administration of Investment in Corporate Bonds by Insurance Companies, the Measurement on Actuarial Practice for Life Insurance Products, Accident Insurance Products and Health Insurance Products issued by the CIRC in June 1999 and the Measurement on Actuarial Practice for Individual Participating Life Insurance Products, Individual Investment-Linked Life Insurance Products and Individual Endowment Life Insurance Products issued by the CIRC in May 2003.

Statutory and Discretionary Revenue Reserve Fund

The PRC Company Law requires a company to set aside 10% of the net profit recorded in its statutory accounts, prepared in accordance with PRC GAAP, for a statutory revenue reserve fund until the fund has reached 50% of the company's registered capital. The company may also make appropriations from its net profit to a discretionary revenue reserve fund, provided the appropriations are approved by shareholders' resolution.

The statutory revenue reserve fund and the discretionary reserve fund may be used to cover for losses of the company, or may, subject to approval by shareholders' resolution, be transferred to the company's paid-in capital, provided that the remaining portion of such statutory revenue reserve fund shall not be less than 25% of the registered capital of the insurance company. If the statutory revenue reserve fund is insufficient to cover losses of the previous fiscal year, profits in the then-current fiscal year shall be used to cover for such losses before allocations to the statutory revenue reserve fund are made.

Statutory Common Welfare Fund

The PRC Company Law requires a company to set aside 5% to 10% of the net profit recorded in its statutory accounts, prepared in accordance with PRC GAAP, for a statutory common welfare fund. The statutory common welfare fund is used for the collective welfare of the staff of the company.

Insurance Guarantee Fund

The PRC Financial Regulations for Insurance Companies and the Administrative Regulations for Insurance Companies, which are expected to become effective on June 15, 2004, require that an insurance company provide for an insurance guarantee fund equal to 1% of its annual net written premiums from property and casualty insurance, accident insurance, short-term health insurance and reinsurance. No provisions for the insurance guarantee fund are required with respect to premiums from life insurance or long-term health insurance, and no additional provision for the insurance guarantee fund will be required once the total provided amount reaches 6% of the total assets of the insurance company.

Solvency Margin

The PRC Insurance Law requires an insurance company to maintain minimum solvency margin commensurate with the scale of its business operations. In addition, in March 2003 the CIRC introduced a new standard, the solvency ratio, to measure the financial soundness of life

insurance companies to provide better policyholder protection under a system of corrective regulatory action.

For property and casualty insurance and short-term life insurance businesses, the minimum solvency margin is the *greater of*:

- 18% of the portion of the net written premium in the current fiscal year net of business tax and other surcharges not in excess of RMB100 million plus 16% of the portion in excess of RMB100 million; or
- 26% of the portion of the average annual net claims incurred for the last three years that is less than RMB70 million plus 23% of the portion in excess of RMB70 million.

For an insurance company in the property and casualty insurance and short-term life insurance businesses with an operating history of less than three years, the first method applies.

For long-term life insurance businesses, the minimum solvency margin is the *sum of*:

- 4% of the life insurance reserve for life insurance business at the end of the fiscal year plus 1% of the life insurance reserve for investment-linked insurance business at the end of the fiscal year; and
- 0.1% of the sum assured at death on term life insurance policies with insurance periods of less than three years, plus 0.15% of the sum assured at death on term life insurance policies with insurance periods between three years to five years, plus 0.3% of the sum assured at death on term life insurance policies with insurance periods of more than five years and on other types of term life insurance policies. For term life insurance policies not classified as to time, a standard 0.3% of the sum assured at death shall be taken in calculations.

If the actual solvency margin of an insurance company falls below the prescribed minimum solvency margin, the legal representative, actuarial officer, financial officer and other officers of the company are required to promptly report such finding to the CIRC. The CIRC may put the company under special supervision and take additional actions depending on the circumstances.

- *If the actual solvency margin of an insurance company is between 70% and 100% of the prescribed minimum solvency margin:* The CIRC may ask the insurance company to take prompt corrective measures to meet the minimum solvency margin requirement within a specified period of time. If the insurance company fails to meet the minimum solvency margin requirement within the specified period of time, the CIRC has the authority to order the insurance company to increase its paid-in capital, cede reinsurance, limit the scope of its business, limit dividends payouts, limit the purchase of fixed assets, limit its operation expenses and limit the establishment of additional branches until such time as the insurance company meets the minimum solvency margin requirement.
- *If the actual solvency margin of an insurance company is between 30% and 70% of the prescribed minimum solvency margin:* In addition to the measures set forth above, the CIRC may order the insurance company to sell non-performing assets, transfer its insurance business to other insurance companies, limit the level of

compensation for its senior executives, limit its commercial advertisement and suspend the development of new businesses or take other appropriate measures.

- *If the actual solvency margin of an insurance company falls below 30% of the minimum solvency margin:* In addition to the measures set forth above, the CIRC may assume control of the operations of the insurance company.

Use of Insurance Funds

Under the Administrative Regulations for Insurance Companies, which are expected to become effective on June 15, 2004, and the Interim Provisions Regarding Investment by Insurance Companies in Corporate Bonds, the use of insurance funds is be limited to the following:

- bank deposits;
- the trading of government bonds;
- the trading of financial bonds;
- the trading of corporate bonds;
- the trading of equity investment funds; and
- other forms of use of capital as stipulated by the State Council.

Prior to June 2003, PRC insurance companies were only allowed to invest in bonds issued by four types of state-owned enterprises. Since June 2003, PRC insurance companies may invest up to 20% of their total assets as of the end of the previous month in corporate bonds issued by PRC companies that are rated AA or above by a CIRC approved credit rating agency, calculated on the basis of cost.

Under the Interim Provisions Regarding Investments by Insurance Companies in Equity Investment Funds, insurance companies, subject to the satisfaction of certain conditions, may apply to engage in the equity investment fund business. The equity investment fund business of an insurance company must meet the following requirements:

- based on the purchase price, the investment of an insurance company in equity investment funds may not exceed 15% of the total assets of the insurance company as of the end of the previous month;
- based on the purchase price, the amount of investment in a single fund by an insurance company may not exceed 3% of the total assets of the insurance company as of the end of the previous month;
- the amount of investment in a single closed-end fund by an insurance company may not exceed 10% of the fund; and
- the equity investment fund business of an insurance company must be conducted solely by the headquarters of such insurance company, and branches of such insurance company may not engage in equity investment fund trading.

On January 31, 2004, the State Council released Certain Opinions on Promoting the Reform, Opening and Steady Growth of the Capital Market, in which, the State Council encourages, among other things, investment of insurance funds in the capital market.

Under the Guidance on Risk Control for Use of Insurance Funds, a CIRC regulation that became effective on June 1, 2004, insurance companies and insurance asset management companies are required to establish comprehensive and effective risk control systems with respect to the use of insurance funds. In particular, such risk control system shall cover, among others, asset liability management, investment policy management, information technology system management and human resource management. In addition, insurance companies are required to conduct, at least annually, a comprehensive and systematic internal review of the use of insurance funds. The result of such review shall be reported to the board of directors.

Areas Prohibited for Use of Funds of an Insurance Company

The PRC Insurance Law and CIRC regulations have strict limitations on the use of funds by PRC insurance companies. In particular, the PRC Insurance Law and CIRC regulations prohibit PRC insurance companies from, among other things, using their funds to engage in securities or other activities that are outside of the scope of normal insurance operations. We may have in the past used our funds in a manner that is inconsistent with, or impermissible under, the applicable limitations set forth under the PRC Insurance Law and CIRC regulations. These activities may have included providing funds for, among other things, the establishment of a securities business, the investment in unlisted equity securities and the development of real estate projects. In particular, we used approximately RMB2,340 million in the past to develop certain real estate projects. However, we rectified the situation with respect to the real estate investments in 2000. In addition, as of December 31, 2003, the book value of our securities investments, including our investment in unlisted equity securities, outside of the scope of normal insurance operations was approximately RMB200 million. We are in the process of rectifying these activities. To date, we have not been subject to any material administrative sanctions, fines or other penalties for such use of our funds. We believe, based on the advice of our PRC legal counsel, Commerce & Finance Law Offices, that the probability of any additional administrative proceedings that could result in a material adverse effect on our business, financial condition and results of operations is remote. However, we cannot assure you that the relevant regulatory authorities would not take additional actions against us in the future. See the section headed "Risk Factors — Risks Relating to Our Overall Business — We may be subject to administrative sanctions, fines and other penalties for using our funds in a manner that is inconsistent with, or impermissible under, the applicable limitations set forth in the PRC Insurance Law and CIRC regulations".

Investments in Insurance Industry

Equity investments in insurance companies established in the PRC are subject to the PRC Insurance Law and the Administrative Regulations for Insurance Companies, which are expected to become effective on June 15, 2004, and other relevant rules and regulations. Enterprise legal persons meeting the following conditions can, subject to CIRC approval, invest in insurance companies:

- complying with laws and administrative regulations;
- having lawful investment capital and being in good standing; and
- other conditions as determined by the CIRC under the principle of prudential supervision.

If the total amount of shares of an insurance company directly held or beneficially owned by a single shareholder (including shares held by related companies of or beneficially owned by such shareholder) will exceed 10% of the total capital fund of such insurance company, approval from the CIRC must first be obtained.

Under Administrative Regulations for Insurance Companies, which are expected to become effective on June 15, 2004, equity investment in an insurance company by a single enterprise legal person or other entity (including related companies) shall not exceed 20% of the total issued share capital of such company. This 20% ownership limitation does not apply to investors that are insurance holding companies and insurance companies approved by the CIRC. An insurance company is required to report to the CIRC in written form if certain shareholders of such company are related to each other.

Foreign financial institutions can invest in insurance companies, subject to CIRC approval. The aggregate equity investment in an insurance company by foreign financial institutions shall not exceed 25% of the total issued share capital of such company. In the case of the aggregate investment in excess of 25% in an insurance company, such company is subject to relevant administrative regulations applicable to foreign-funded insurance companies. This limitation does not apply to investments made by foreign shareholders making investments in listed insurance companies.

In connection with our Global Offering, the CIRC issued an approval on December 31, 2003, allowing foreign investors to own up to 50% of the issued share capital of our Company after the Global Offering. Commerce & Finance Law Offices, our PRC legal counsel, has advised us that, based on such CIRC approval, the Company's shareholding structure after the Global Offering will be in full compliance with the requirements under the relevant PRC laws and regulations.

The Establishment of Insurance Brokering Companies

The establishment of insurance brokering companies must meet the following conditions:

- valid shareholders or promoters;
- valid articles of association;
- a registered (paid-in) capital of no less than RMB10 million;
- have a company name, established organizations and a legal address;
- no less than half of the staff in possession of the Qualification Certificate of Personnel Engaging in Insurance Brokering Business;
- senior management personnel fulfilling requirements of appointment qualifications set forth by the CIRC; and
- other conditions required by applicable laws and regulations.

Insurance brokering companies may engage in:

- drafting insurance policies, choosing insurers, handling insurance matters on behalf of proposers;
- assisting insured or beneficiaries to file insurance claims;

- engaging in the reinsurance brokering business;
- providing consultation services on damage prevention, risk evaluation or risk management for trustees; and
- other insurance business approved by the CIRC.

Insurance Agents

Insurance agents are entities or individuals entrusted by an insurer to sell insurance products on behalf of the insurer within the scope of the insurer's authorization and charge commissions to the insurer. Insurance agents include individual insurance agents, institutional insurance agents and ancillary agency organizations. Insurers may not employ institutional or individual insurance agents not certified by the CIRC.

Pursuant to the relevant requirements of the PRC Insurance Law, whenever an agent's services are engaged by an insurance company, the insurance company must enter into an agency agreement, which must stipulate the rights and obligations of the respective parties as well as other matters pertaining to the agency relationship in accordance with the law.

According to the relevant requirements of the PRC Insurance Law, the insurer must be responsible for the actions of an insurance agent in carrying out insurance business activities pursuant to terms of the agency agreement. The insurer shall bear insurance liability for actions of the agent even if the agent has acted beyond its scope of engagement, provided that the proposer had reason to believe that the agent was acting within its engagement. However, the insurer may bring an action against an agent that has acted beyond the scope of its engagement.

Individual Insurance Agents

Under the Tentative Administrative Regulations for Insurance Agents, in order to engage in insurance agency services, an individual applicant must have a qualification certificate, an executed insurance agency agreement with an insurer and an operating certificate issued by such insurer, and file such documents through such insurer with the local branch of the CIRC. We have in the past issued the operating certificates to certain individual insurance sales agents who did not possess the qualification certificate, which was contrary to the Tentative Administrative Regulations for Insurance Agents. Approximately 28% of our individual insurance agents had not obtained such a certificate as of December 31, 2003. We believe the CIRC has not, to date, taken any action against an insurance company or its individual insurance agents for failing to be so qualified. See the section headed "Risk Factors — Risks Relating to the PRC Insurance Industry — All of our insurance agents are required to obtain a qualification certificate from the CIRC and register with the relevant local bureau of the SAIC; if the regulatory authorities decide to enforce these qualification and registration requirements, our business may be materially and adversely affected." In addition, the CIRC issued a regulation in January 2003 giving the local bureaus of the CIRC the flexibility to determine the deadline for compliance with the agent qualification requirement. In May 2004, the CIRC issued a circular requiring insurance companies to adopt effective measures in carrying out the qualification certificate requirement. In Shanghai, where the individual insurance agent qualification requirement is strictly enforced by the local bureau of the CIRC, substantially all of our individual insurance sales agents have obtained the required qualification certificates. We

are in the process of providing training to the unqualified individual insurance agents in other branch offices and organizing these agents to take the insurance agent qualifying examination.

An individual insurance agent is also required to register with, and obtain a business license from, the relevant local bureau of the SAIC. The business scope of individual insurance agents is limited to agency services in marketing insurance products and collecting insurance premiums. Individual insurance agents may not engage in corporate property and casualty insurance and group insurance businesses. Individual insurance agents may not issue insurance policies. An individual insurance agent performing life insurance business activities may not be concurrently engaged by more than one insurer.

Institutional Insurance Agents

An institutional insurance agent must possess the qualifications stipulated by the CIRC, obtain a Permit for Insurance Agency Business from the CIRC, register with and obtain a business license from the relevant local bureau of the SAIC, and either deposit a guarantee fund or obtain professional liability insurance coverage. An institutional insurance agent may sell insurance products, collect insurance premiums, perform damage investigations and process claims on behalf of the insurer.

Ancillary Agency Organizations

Ancillary agency organizations must have their qualifications approved by the CIRC and must obtain the Permit for the Ancillary Agency Organizations Business. Upon the establishment of an agency relationship, an insurer shall confirm that the ancillary agency organization is in possession of a Permit for Ancillary Agency Organizations Business. An insurer may not engage an ancillary agency organization to issue insurance policies without the approval of the CIRC.

Reinsurance Requirement

Under the PRC Insurance Law, the liability of an insurance company for the maximum amount of loss that may be caused by a single insured event, may not be more than 10% of the sum of paid-in capital and the reserve revenue fund. Any part exceeding the 10% limit must be reinsured.

Restrictions on Reinsurance Business

Under the PRC Insurance Law and the Administrative Regulations for Insurance Companies, an insurance company seeking reinsurance must give priority to reinsurers within the territories of the PRC.

MAJOR INSURANCE INDUSTRY COMMITMENTS UPON PRC'S ACCESSION TO THE WTO

The PRC's WTO accession commitments are summarized in the following table:

Subject matter	The PRC's commitments
Restrictions on Foreign Equity Ownership	**Non-Life Insurers** • Upon accession, foreign non-life insurers permitted to establish as a branch or as a joint venture with up to 51% foreign ownership • Joint venture partners may freely agree to the terms of their engagement, provided they remain within the limits of the commitments contained in WTO commitment schedule • Within two years after accession, foreign insurers permitted to operate through wholly owned subsidiaries **Life Insurers** • Upon accession, foreign life insurers permitted 50% foreign ownership in a joint venture • Joint venture partners may freely agree to the terms of their engagement, provided they remain within the limits of the commitments contained in WTO commitment schedule **Insurance Brokers** • For insurance and reinsurance brokering of large scale commercial risks and insurance and reinsurance brokering of international marine, aviation, and transport • Upon accession, foreign brokers permitted to establish joint ventures with up to 50% foreign ownership • Within three years after accession, foreign ownership permitted to increase to 51% • Within five years after accession, wholly owned foreign subsidiaries permitted

Subject matter	The PRC's commitments
Geographic Restrictions	• Upon accession, foreign insurers and brokers permitted to provide services in Shanghai, Guangzhou, Dalian, Shenzhen and Foshan • Within two years after accession, foreign life and non-life insurers, and insurance brokers permitted to provide services in Beijing, Chengdu, Chongqing, Fuzhou, Ningbo, Shenyang, Suzhou, Tianjin, Wuhan and Xiamen • Within three years after accession, no geographic restrictions
Business Scope	**Non-Life Insurers** • Upon accession, foreign non-life insurers permitted to provide "master policy" insurance of large-scale commercial risks, with no geographic restrictions • Upon accession, foreign non-life insurers permitted to provide insurance of enterprises abroad as well as property insurance, related liability insurance and credit insurance of foreign-invested enterprises in the PRC • Within two years after accession, foreign non-life insurers permitted to provide a full range of non-life insurance services to both foreign and domestic clients **Life Insurers** • Upon accession, foreign insurers permitted to provide individual (not group) insurance to foreigners and PRC citizens • Within three years after accession, foreign insurers permitted to provide health insurance, group insurance and pension/annuities insurance to foreigners and PRC citizens **Insurance Brokers** • Foreign brokers permitted to provide "master policy" insurance no later than PRC brokers, under conditions no less favorable **Reinsurance** • Upon accession, foreign insurers permitted to provide reinsurance services for life and non-life insurance as a branch, joint venture, or wholly owned subsidiary, without geographic or quantitative restrictions on the number of licenses issued

Restrictions on Foreign Equity Ownership

Since the PRC's accession to the WTO on December 11, 2001, foreign property and casualty insurers have been permitted to establish a branch or a joint venture with 51% foreign ownership. Currently foreign property and casualty insurers are permitted to establish wholly owned subsidiaries. Since the PRC's accession to the WTO, foreign life insurers have been permitted 50% foreign ownership in a joint venture with a partner of their choice. The joint venture partners may freely agree on the terms of their joint venture, provided that the terms remain within the limits of the commitments contained in the WTO schedule.

Since the PRC's accession to the WTO, insurance brokering joint ventures with a foreign equity share of no more than 50% have been permitted to engage in brokering large scale commercial insurance, reinsurance, international marine, aviation and cargo insurance. By December 2004, joint ventures with foreign equity share of up to 51% will be permitted. By December 2006, wholly foreign-owned subsidiaries will be permitted. Additional branching of foreign insurance companies will be permitted consistent with the phase-out of geographic restrictions.

Geographic Limitation

Since the PRC's accession to the WTO, foreign life and property and casualty insurers have been permitted to provide services in Beijing, Chengdu, Chongqing, Dalian, Dongguan, Foshan, Fuzhou, Guangzhou, Haikou, Jiangmen, Ningbo, Shanghai, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan and Xiamen. By December 2004, foreign insurers will be able to conduct business in the PRC without any geographic restrictions.

Scope of Business

Since the PRC's accession to the WTO, foreign property and casualty insurers have been permitted to provide master policy insurance (a single insurance policy for a company covering its various properties or liabilities located in different geographic regions) and insurance of large scale commercial risks without geographic restrictions. Foreign property and casualty insurers are permitted to provide insurance for foreign enterprises as well as property insurance, related liability insurance and credit insurance for foreign-invested enterprises in the PRC. Beginning on December 11, 2003, foreign property and casualty insurers are permitted to provide the full range of property and casualty insurance services to both foreign and PRC clients.

Since the PRC's accession to the WTO, foreign life insurers have been permitted to provide individual but not group insurance to foreign persons and PRC citizens. By December 2004, foreign life insurers will be permitted to provide health insurance, group insurance and pension/annuities insurance to foreigners and PRC citizens.

Since the PRC's accession to the WTO, foreign insurers have been permitted to provide reinsurance services for life and property and casualty insurance as a branch, joint venture, or wholly foreign-owned subsidiary, without geographic or quantitative restrictions on the number of licenses issued.

Scope for Statutory Reinsurance

Since the PRC's accession to the WTO in December 2001, a compulsory 20% cession reinsurance with a designated PRC reinsurance company has been required. As part of PRC's commitment with respect to its insurance industry in connection with its accession to the WTO, the PRC agreed to gradually lower and eventually eliminate the compulsory reinsurance requirement as follows:

- as of December 2002, the compulsory reinsurance percentage was reduced to 15%;
- as of December 2003, the compulsory reinsurance percentage was reduced to 10%;
- by December 2004, the compulsory reinsurance percentage will be reduced to 5%; and
- by December 2005, there will be no compulsory reinsurance requirement.

Foreign-Funded Insurance Companies

Under the Implementing Rules of Administrative Regulations on Foreign-Funded Insurance Companies, which are expected to become effective on June 15, 2004, and the Administrative Regulations of Foreign-Funded Insurance Companies, foreign insurance companies can, subject to the CIRC's approval, establish foreign-funded insurance companies within the PRC in the form of joint ventures, wholly foreign-owned enterprises or branches.

Foreign insurance companies applying to establish a foreign-funded insurance company shall meet the following requirements:

- having been engaging in the insurance business for at least 30 years;
- having a representative office within the PRC for at least two years;
- having total assets of US$5 billion or more as of the end of the year prior to the application;
- being subject to effective and comprehensive insurance regulation in their home countries or regions;
- meeting the solvency margin requirements in their home countries or regions;
- having received approvals from the regulatory authorities in their home countries or regions; and
- meeting other requirements set forth by the CIRC.

Joint venture insurance companies and wholly foreign-owned insurance companies with the minimum registered capital of RMB200 million shall increase their registered capital by at least RMB20 million for each branch they apply to open for the first time in each province, autonomous region or directly-administered municipality other than their place of domicile. Joint venture insurance companies and wholly foreign-owned insurance companies with the registered capital of at least RMB500 million are not required to increase their registered capital for establishing branches, as long as they meet the solvency margin requirement.

Prohibited Activities for Foreign-Funded Insurance Companies

Foreign-funded insurance companies are not permitted to engage in third party liability insurance for automobiles, liability insurance for drivers and operators of public transportation vehicles and commercial vehicles.

Recent Developments of Insurance Related Regulations

In addition to the Administrative Regulations for Insurance Companies and the Implementing Rules of Administrative Regulations on Foreign-Funded Insurance Companies, which are expected to become effective on June 15, 2004, the Trial Measures on the Management of Enterprise Pension Funds and the Interim Administrative Regulations for Insurance Asset Management Companies became effective on May 1, 2004 and June 1, 2004, respectively.

The Trial Measures on the Management of Enterprise Pension Funds set forth regulations on trust management, account management, entrustment and investment management in relation to enterprise pension funds. Subject to relevant regulatory approvals, insurance companies can become the trustees of, and insurance asset management companies can become the investment managers for, enterprise pension funds.

The Interim Administrative Regulations for Insurance Asset Management Companies set forth regulations on the establishment, modification, termination, scope of business, operation rules, risk control and supervision and administration of the insurance asset management companies. Insurance companies and insurance holding companies meeting certain conditions may establish insurance asset management companies, subject to regulatory approval.

According to the Interim Administrative Regulations for Insurance Asset Management Companies, an insurance asset management company may engage in the following businesses:

- managing as a trustee the insurance funds in Renminbi or in foreign currencies owned by its shareholders;
- managing as a trustee the funds owned by the insurance companies controlled by its shareholders;
- managing its own funds in Renminbi or in foreign currencies; and
- other businesses as approved by the CIRC or other designated regulatory authorities of the State Council.

TRUST BUSINESS

The PBOC had been responsible for the supervision of the trust business in the PRC until April 28, 2003. Beginning on April 28, 2003, the CBRC has assumed the responsibility for the supervision of the trust business in the PRC. Since 1999, trust and investment companies in the PRC have undergone re-registration upon qualification examination by the PBOC. Current laws and regulations applicable to trust and investment companies in the PRC are, among other things, the Trust Law, the Administrative Provisions for Trust and Investment Companies. A trust and investment company must have a registered capital of no less than

RMB300 million. A trust and investment company engaging in foreign exchange business shall have no less than the equivalent of US$15 million in foreign exchange as part of its registered capital. Upon the approval of the CBRC, a trust and investment company may engage in Renminbi and foreign exchange businesses and charitable trusts business. Without the approval of the CBRC, no entity or individual may engage in the trust business and no business entity may use the words "trust and investment" as part of its name.

SECURITIES BUSINESS

Prior to June 1998, PRC securities firms were under a two-tier supervisory system, with securities firms managed by the PBOC and the CSRC. After June 1998, securities firms are under the sole supervision of the CSRC. China Securities Association, securities exchanges and other industry self-disciplinary organizations are responsible for the self-discipline of their members.

Securities firms are classified into two different categories: comprehensive securities firms and brokerage firms. A comprehensive securities firm must have a registered capital of at least RMB500 million and may engage in, among other things, securities brokerage services, securities investment on its own behalf and underwriting business. A brokerage firm must have a registered capital of at least RMB50 million and may engage only in securities brokerage service.

Financial Risk Control

- The net capital of a comprehensive securities firm shall be no less than RMB200 million. The total amount of operating capital appropriated for branches or securities departments must not exceed 40% of its registered capital.
- The net capital of a brokerage firm must be no less than RMB20 million. The total amount of operating capital appropriated for branches or securities departments shall not exceed 80% of its registered capital.
- The current assets must be no less than the current liabilities (not including trading settlement capital deposited by clients and trust investment managed capital).
- Outside liabilities of a comprehensive securities company (not including trading settlement capital deposited by clients and trust investment managed capital) may be no more than nine times its net assets.
- Outside liabilities of a brokerage securities company (not including trading settlement capital deposited by clients) may be no more than three times its net assets.

Qualifications of Securities Industry Personnel

Senior managers and personnel engaged in the securities industry must fulfill requirements set forth in the Interim Administrative Provisions Regarding the Qualifications of Senior Managers of Securities Firms and the Interim Administrative Provisions Regarding the Qualifications of Personnel Engaging in Securities Industry.

Compliance with Laws and Regulations

The following table sets forth certain of our financial information extracted from the Accountants' Report set forth in Appendix I to this prospectus as of the date indicated:

	As of December 31, 2003
	(in millions of RMB, except percentages)
Statutory deposits	1,200
Unearned premium reserves	5,781
Policyholders' reserves	159,945
Claim reserves	4,817
Insurance guarantee fund	711
Statutory revenue reserve fund[1]	1,124
Statutory common welfare fund	487
Solvency margin ratio:	
Ping An Life[2]	109.4%
Ping An Property & Casualty[2]	177.8%

(1) Extracted from our management accounts.

(2) Extracted from our statutory solvency reports filed with the CIRC.

As of December 31, 2003, our statutory deposits, unearned premium reserves, policyholders' reserves, claim reserves, insurance guarantee fund, statutory revenue fund and common welfare fund were in compliance with applicable regulatory requirements.

Our management confirms that, based on the opinion of Commerce & Finance Law Offices, our PRC legal counsel, except as described in the sections headed "Risk Factors — Risks Relating to the PRC Insurance Industry — All of our insurance agents are required to obtain a qualification certificate from the CIRC and register with the relevant local bureau of the SAIC; if the regulatory authorities decide to enforce these qualification and registration requirements, our business may be materially and adversely affected.", "Risk Factors — Risks Relating to Our Overall Business — We do not possess the title deeds in respect of some of the properties owned by us", "Risk Factors — Risks Relating to Our Overall Business — Future periodic examinations by PRC regulatory authorities may result in fines, other penalties or actions that would materially and adversely affect our business, financial condition and results of operations as well as our reputation" and "Risk Factors — Risks Relating to Our Overall Business — We may be subject to administrative sanctions, fines and other penalties for using our funds in a manner that is inconsistent with, or impermissible under, the applicable limitations set forth in the PRC Insurance Law and CIRC regulations", we have complied in all material respects with all applicable regulatory requirements set out above.

GENERAL

Our Directors are elected to serve a term of three years, which is renewable upon re-election and/or re-appointment.

The functions and powers of our Board include, among others:

(a) convening shareholders' meetings and reporting its work to shareholders at such meetings;

(b) implementing shareholders' resolutions;

(c) determining our business plans and investment proposals;

(d) formulating the proposed annual financial budgets and final accounts;

(e) formulating our profit distribution plans and loss recovery plans;

(f) formulating proposals for the increase or decrease in our registered capital and the issuance of debentures;

(g) formulating our plans for merger, division or dissolution;

(h) deciding the establishment of internal management department;

(i) hiring or dismissing the CEO, hiring or dismissing the secretary of board of directors, COO, CFO and other senior management staff such as chief executive committee members proposed by the CEO, and determining their remuneration;

(j) formulating the basic management system;

(k) formulating proposals for any amendments to our Articles of Association;

(l) receiving periodic work progress reports from the CEO; and

(m) exercising any other powers conferred or authorized by laws, regulations, the shareholders' meetings or under our Articles of Association.

Except for items (f), (g) and (k) above, which require the affirmative vote of more than two-thirds of all of our Directors (in addition to the affirmative vote of more than two-thirds of the voting rights represented by shares held by shareholders who are present at the relevant meeting), resolutions on any other items may be approved by the affirmative vote of a majority of our Directors.

The PRC Company Law requires a joint stock company with limited liability to establish a supervisory committee. The supervisory committee is responsible for monitoring our financial matters and supervising the actions of our Board and our management personnel. Our Supervisory Committee consists of nine Supervisors. According to our Articles of Association, no less than one third of the members of our Supervisory Committee must be employee representatives elected by our employees. The remaining members must be appointed by shareholders in a general meeting. One member of our Supervisory Committee must be the chairman. Members of the Supervisory Committee may not include any Director, the chief executive officer and other senior executive officers of our Company. The term of office of our Supervisors is three years, which is renewable upon re-election and or re-appointment.

The functions and powers of our Supervisory Committee include, among others:

- verifying financial reports and other financial information which have been prepared by the Board and which are proposed to be presented at shareholders' meetings; and
- overseeing our Directors, chief executive officer and other senior executive officers to prevent such persons from violating any laws, regulations or our Articles of Association, or otherwise infringing upon our interests, in the performance of their duties.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our Directors. The business address of each of our Directors, Supervisors and senior management is Ping An Building, Ba Gua No. 3 Road, Shenzhen 518029, PRC.

Name	Age	Position
MA Mingzhe	48	Chairman and Chief Executive Officer
LI Heihu	58	Vice Chairman
SUN Jianyi	51	Executive Director, Executive Vice-President, Vice Chief Executive Officer and Chairman of the Board of Directors of Ping An Trust
GAO Lei	44	Director
HUANG Jianping	44	Director
LIU Haifeng David	34	Director
Henry CORNELL	48	Director
LIN Yu Fen	33	Director
CHEUNG Lee Wah	57	Director
Anthony Philip HOPE	57	Director
Dicky Peter YIP	57	Director
LIN Lijun	41	Director
FAN Gang	49	Director
DOU Wenwei	38	Director
BAO Youde	72	Independent Non-Executive Director
KWONG Che Keung Gordon	54	Independent Non-Executive Director
CHEUNG Wing Yui	54	Independent Non-Executive Director
SHI Yuxin	49	Director
HU Aimin	55	Director

Our Directors were formally designated as Executive Directors, Non-Executive Directors or Independent Non-Executive Directors by a shareholders' resolution in the general shareholders' meeting on May 16, 2003. As Mr. Ma Mingzhe and Mr. Sun Jianyi were the only Directors who have been responsible for and involved in the management of the business operations of our Company throughout the three years ended December 31, 2003 and thereafter, they are deemed to be the only Directors with executive functions for the same period.

Our Non-Executive Directors participate in the oversight of the Company's management through the meetings of the Board. In particular, our Non-Executive Directors, together with

our Executive Directors, are responsible for reviewing and formulating, among other things, the Company's annual budget, results of operations and dividend payment plans. In addition, our Non-Executive Directors, together with our Executive Directors, are involved and responsible for the hiring of the senior management for the Company. Furthermore, our Non-Executive Directors participate in the Board committees. See the section headed "— Board Committees".

Our Non-Executive Directors (except for our Independent Non-Executive Directors) are appointed to the Board by our shareholders pursuant to our articles of association. The following table sets forth the names of our Non-Executive Directors and the shareholders that the Non-Executive Directors represent, respectively.

Shareholder	Non-Executive Director
Shenzhen Investment Holding Corporation	Mr. Li Heihu Mr. Gao Lei Mr. Huang Jianping
HSBC Insurance	Mr. Anthony Philip Hope Mr. Dicky Peter Yip
Jiangnan Industrial	Mr. Fang Gang Mr. Dou Wenwei
New Horse Development	Ms. Lin Lijun
Yuan Trust Investment Company Ltd.	Mr. Cheung Lee Wah
Shenzhen Shum Yip Investment Company Ltd.	Mr. Hu Aimin
The Goldman Sachs Group, Inc.	Mr. Henry Cornell
Capital China Group Limited	Mr. Lin Yu Fen
MSCP/PA Holding Limited	Mr. Liu Haifeng David
Wuhan Wuxin Industrial Co., Ltd.	Mr. Shi Yuxin

Executive Directors

MA Mingzhe, 48, has been the Chairman of the Board and Chief Executive Officer of Ping An Insurance (Group) Company of China, Ltd. since July 1994 and April 2001, respectively. He is a member of the National Standing Committee of the Chinese People's Political Consultative Conference. Since the establishment of Ping An Insurance Company in March 1988, he has held various positions, including President, Director and Chairman of the Board. Prior to that, Mr. Ma was the Deputy Manager of China Merchants Shekou Industrial Zone Social Insurance Company. Mr. Ma has a Doctorate degree in Money and Banking from Zhongnan University of Economics and Law.

SUN Jianyi, 51, has been the Executive Vice-President and Vice Chief Executive Officer of Ping An Insurance (Group) Company of China, Ltd. since October 1994 and February 2003, respectively. Mr. Sun was appointed as a Director in March 1995. Since joining our Company in July 1990, he has been the General Manager of Management Department, Vice-President and Executive Vice-President. He is now also the Chairman of Ping An Trust & Investment Company, Ltd. Prior to joining our Company, Mr. Sun was the People's Bank of China Wuhan Branch Head and the Deputy General Manager of the Wuhan Branch Office of the People's

Insurance Company of China and the General Manager of Wuhan Securities Company. He has a Diploma in Finance from Zhongnan University of Economics and Law.

Non-Executive Directors

LI Heihu, 58, has been the Vice Chairman of our Board since October 1999. He has served as the chairman of the board of directors of Shenzhen Investment Management Company since 1998. Mr. Li was previously chief of the Shenzhen State Assets Management Office. He has a Diploma in Economics from Lanzhou University.

GAO Lei, 44, has been a Non-Executive Director since April 2001. He has been the Chief Economist of Shenzhen Investment Management Company since 2003. Mr. Gao was previously the assistant to the Governor for Shenzhen Development Bank and Governor of Shenzhen Development Bank's Guangzhou branch. He has a Master's degree in Finance and Banking from Xi'an Jiaotong University.

HUANG Jianping, 44, has been a Non-Executive Director since May 2002. He is also Deputy Director of the planning and finance department of the Shenzhen Investment Management Company. Mr. Huang has a diploma in Finance from Shenzhen University.

LIU Haifeng David, 34, has been a Non-Executive Director since May 2002. Mr. Liu is an Executive Director of Morgan Stanley and Co-head of Morgan Stanley Private Equity Asia. Over the past 11 years at Morgan Stanley, Mr. Liu has been actively involved in leading a number of private equity transactions. Mr. Liu is also a director of Inner Mongolia Mengniu Milk Industry (Group) Co., Ltd., CIMIC Holdings Limited, Shanghai CIMIC Tile Co., Ltd., and was a director of Fujian Nanping Nanfu Battery Company Limited. Mr. Liu graduated as Class Salutatorian from Columbia University with a B.S. in electrical engineering.

Henry CORNELL, 48, has been a Non-Executive Director since October 1998. He is also a Managing Director of Goldman, Sachs & Co. Mr. Cornell has a Bachelor's Degree in Literature from Grinnell College and a J.D. from New York Law School.

LIN Yu Fen, 33, has been a Non-Executive Director since October 2002. He is also an Executive Director of Capital China Group Company Limited. He graduated from City University of Hong Kong with an honor degree in Finance. Mr. Lin is also a fellow member of the Association of Chartered Certified Accountants.

CHEUNG Lee Wah, 57, has been a Non-Executive Director since October 2002. He has served as the General Manager for Wuhan Huachuang Enterprise Management Consulting Company Limited since 2001. Mr. Cheung was previously a Manager of Hilichanp Company Limited. He has a Bachelor's Degree from McMaster University in Canada.

Anthony Philip HOPE, 57, has been a Non-Executive Director since November 2002. Mr. Hope was appointed Chairman of HSBC Insurance Holdings Limited in 1987 and Group General Manager of Insurance of HSBC Holdings plc in 1996.

Dicky Peter YIP, 57, has been a Non-Executive Director since November 2002. Mr. Yip joined The Hongkong and Shanghai Banking Corporation Limited in Hong Kong in 1965 with working experience in a number of departments. His previous assignment had been in Personal Financial Services. Since January 2003, Mr. Yip has been appointed Chief Executive of China Business of HSBC. Mr. Yip graduated from University of Hong Kong with an MBA degree.

LIN Lijun, 41, has been a Non-Executive Director since May 2003. Ms. Lin has served as the Chairman of the Board of Shenzhen New Horse Investment Development Co., Ltd. since 2000. Ms. Lin previously served as the Deputy General Manager of the Human Resources Department at the property & casualty insurance operation of our Company from 1997 to 2000. She has a Bachelor's degree in Chinese Language and Literature from South China Normal University.

FAN Gang, 49, has been a Non-Executive Director since May 2003. Mr. Fan is also a Director of Shenzhen Jiangnan Industrial Development Co., Ltd. Mr. Fan has been the General Manager of the Chairman's Office since 2002. Mr. Fan joined our Company in 1988. Mr. Fan served as the General Manager of the Shenzhen Branch (Property & Casualty) of our Company from 1998 to 2000. Mr. Fan was previously the Deputy Director of the Insurance Management Committee of our Company. Mr. Fan has a Diploma in History from Hubei University.

DOU Wenwei, 38, has been a Non-Executive Director since May 2003. Mr. Dou is also a Director of Shenzhen Jiangnan Industrial Development Co., Ltd. Mr. Dou has been a Section Chief of the Legal Department of our Company since 2002. He has a Master's degree in PRC Civil Law from Jilin University.

SHI Yuxin, 49, has been a Non-Executive Director since October 2003. Mr. Shi has served as the Managing Director of Wuhan Wuxin Industrial Company Limited since December 1992. Mr. Shi is also the director of the board of directors of Wuhan Dapeng Industrial Company Limited. Mr. Shi has an L.L.M. degree from Wuhan University.

HU Aimin, 55, has been a Non-Executive Director since March 2004. Mr. Hu has served as the Chairman of the board of directors of Shum Yip Holdings Company Limited and Shenzhen Investment Limited since April 2003 and June 2003, respectively. Mr. Hu previously served as the Secretariat to the People's Government of Shenzhen. Mr. Hu also served as the director of the general office of the People's Government of Shenzhen. Mr. Hu has a Master's degree in Management from Hunan University.

Independent Non-Executive Directors

BAO Youde, 72, has been an Independent Non-Executive Director since September 1995. Prior to retiring in 1999, he was a deputy chairman of the board of directors and the General Manager of the Shanghai International Trust Investment Company. In 1987, Mr. Bao was selected to serve as a representative in the Chinese Communist Party's 13th Congress. In both 1988 and 1993, he was selected to serve as a representative in the Shanghai People's Congress. He graduated from Shanghai University of Finance and Economics with a Diploma in Accounting.

KWONG Che Keung Gordon, 54, has been an Independent Non-Executive Director since May 2003. Mr. Kwong is also an Executive Director of Cosco Pacific Limited and Cosco International Holdings Limited and an Independent Non-Executive Director of a number of companies listed on the Hong Kong Stock Exchange. From 1984 to 1998, Mr. Kwong was a partner of Pricewaterhouse. Mr. Kwong is also an advisor to the Central Policy Committee of the Government of Hong Kong and an independent member of the Hong Kong Stock Exchange. He has a Bachelor's degree from the University of Hong Kong. Mr. Kwong is also a fellow member of the Institute of Chartered Accountants.

CHEUNG Wing Yui, 54, has been an Independent Non-Executive Director since May 2003. Mr. Cheung is also an Independent Director of a number of companies listed on the Hong Kong Stock Exchange. Mr. Cheung is also a practicing lawyer and a partner of Woo, Kwan, Lee & Lo. In addition, he is a council member and a member of the Executive Committee of the Open University of Hong Kong, vice chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong. Mr. Cheung has a Bachelor's degree in Business Accounting from New South Wales University in Australia. Mr. Cheung is also a member of Australian Society of Accountants.

COMPETING INTERESTS

Mr. Anthony Philip Hope, a Non-Executive Director of the Company, is also a director of each of HSBC Life (International) Limited, HSBC Medical Insurance Limited and HSBC Insurance (Asia) Limited, which are authorized by the Hong Kong Insurance Authority to conduct long-term, property and casualty and composite insurance business in Hong Kong respectively.

As Ping An Hong Kong is authorized by the Hong Kong Insurance Authority to conduct property and casualty insurance business, the respective authorized insurance business of HSBC Insurance (Asia) Limited and HSBC Medical Insurance Limited has, to a certain extent, overlapped and thus may compete with those of Ping An Hong Kong.

Save as disclosed in this prospectus, none of our Directors has any competing interest, which competes or is likely to compete, either directly or indirectly, with our Group's business.

SUPERVISORS

The following table sets forth certain information concerning our Supervisors.

Name	Age	Position
XIAO Shaolian	70	Independent Supervisor
SUN Fuxin	65	Independent Supervisor
CHEN Shangwu	70	Independent Supervisor
DUAN Weihong	35	Supervisor
ZHOU Fulin	42	Supervisor
CHEN Bohai	27	Supervisor
SONG Liankun	66	Supervisor
HE Peiquan	69	Supervisor
HE Shi	39	Supervisor

XIAO Shaolian, 70, has been an Independent Supervisor and the Chairman of our Supervisory Committee since August 1994 and May 2003, respectively. Mr. Xiao previously served as the Deputy Governor of PBOC's Shenzhen Branch and Deputy Director of Shenzhen Foreign Exchange Administration Bureau.

SUN Fuxin, 65, has been an Independent Supervisor since May 2003. Mr. Sun is currently the Chairman of the board of directors of Tian Yi Investment Guarantee Company and a deputy director of Dalian Credit Ranking Commission. Prior to his retirement in April 2003, Mr. Sun served as a Deputy Governor of ICBC's Dalian branch, a Deputy Secretariat of People's Government of Dalian in charge of budget, finance, real estate and tax. Mr. Sun also

previously served as the director of the Management Committee of Bank of Communication's Dalian branch, the Securities Regulatory Office of Dalian, the general office of financial management of Dalian and the Resource Allocation of Underdeveloped Areas of Dalian and the Chairman of the board of directors of Dalian Commercial Bank.

CHEN Shangwu, 70, has been an Independent Supervisor since August 1994. Prior to 1997, Mr. Chen served as the Chief Engineer for Shenzhen China Merchants Petrochemical Company Limited. After his retirement, Mr. Chen served as the director of the office of the board of directors of Shenzhen Xietong Industrial Development Company.

DUAN Weihong, 35, has been a Supervisor since May 2003. Ms. Duan has also been the chairperson of the board of directors of Tianjin Tai Hong Investment Group since 1996. She has a Bachelor's degree from Nanjing University of Science and Technology.

ZHOU Fulin, 42, has been a Supervisor since May 2003. Mr. Zhou is also the Vice-President and Financial Controller of Beijing Wo He Sai Teng Network Technology Company Limited. He was previously President of Beijing Wo He Science Development Company Limited.

CHEN Bohai, 27, has been a Supervisor since May 2003. Mr. Chen is also the Manager of the investment department of Shenzhen Delixing Investment & Development Company Limited. He attended Guangdong University of Foreign Studies.

SONG Liankun, 66, has been a Supervisor since May 2003. Mr. Song is also a Deputy General Manager, the Deputy Secretary of the Communist Party's Revolutionary Committee of our Company and the Chairman of our workers' union. He was previously the Deputy General Manager at Qingdao Ocean Shipping. Mr. Song graduated from Dalian Maritime University with a Diploma in Marine Navigation.

HE Peiquan, 69, has been a Supervisor since April 1997. From our establishment in March 1988 until May 1998, he served as our Deputy General Manager and the Chief Auditing Officer. From 1984 to 1992, Mr. He also served as a Deputy General Manager and then General Manager of the Industry and Commerce Bank of China Shenzhen Trust Investment Company.

HE Shi, 39, has been a Supervisor since May 2003. He has been the General Manager of the Human Resources Department of our Company since 2002. He previously served as the Deputy General Manager of Hainan Branch, and as the General Manager of the Human Resources Department at the property & casualty insurance operations of our Company. Mr. He joined our Company in September 1991. He graduated from the graduate program of the Chinese Academy of Social Sciences with a diploma in International Finance and Banking.

OTHER SENIOR MANAGEMENT

The following table sets forth certain information concerning other senior management personnel.

Name	Age	Position
CHEUNG Chi Yan Louis	40	Chief Operating Officer and Chief Financial Officer
WANG Liping..............	47	Vice-President
KU Min-shen	47	Vice-President and Chief Human Resource Officer
YOUNG Wen Binn	47	Vice-President and Chief Investment Officer
CAO Shifan	48	Chairman, President and Chief Executive Officer of Ping An Property & Casualty
LEUNG Ka Kui Dominic	56	Chairman and Chief Executive Officer of Ping An Life
XU Jianjun	52	Vice-President
Stephen Thomas MELDRUM	61	Vice-President and Chief Actuarial Officer
XU Guangzhong	57	Vice-President and Chief Internal Supervision Officer
NG Koon Sun	39	Vice-President and Chief Internal Auditor
CHEN Kexiang	46	Assistant President, Head of General Office and General Secretary of the Board
REN Huichuan	34	Assistant President and Finance Director
YIP Lai Shing	59	President and Chief Executive Officer of Ping An Securities
LO Sai Lai	41	Head of Group Information Technology and General Manager of Information Management Center

CHEUNG Chi Yan Louis, 40, Chief Operating Officer and Chief Financial Officer of Ping An Insurance (Group) Company of China, Ltd. since October 2003 and February 2003, respectively. Since joining our Company in February 2000, Mr. Cheung has been Senior Advisor to the Chairman, Chief Information Officer, Vice-President, and Chief Financial Officer. From 1993 to 2000, Mr. Cheung was a management consultant and later became a global partner of McKinsey & Company, advising mainly financial services clients throughout Asia. Mr. Cheung has a Ph.D. degree in Business Information Systems from the University of Cambridge.

WANG Liping, 47, Vice-President of Ping An Insurance (Group) Company of China, Ltd. since January 2004. Ms. Wang is a representative of the People's Congress of Shenzhen City. From 2002 to 2004, Ms. Wang was the Chairman and Chief Executive Officer of Ping An Life Insurance Company of China, Ltd. From 1998 to 2002, she served as an Assistant President and as a Vice-President of our Company. From 1995 to 1997, she served as the General Manager of the Management Department and Vice-President of the life insurance operations of our Company. From 1994 to 1995, she served as the President of the Securities Department of our Company. Ms. Wang joined our Company in June 1989. Ms. Wang has a Master's degree in Money and Banking from Nankai University.

KU Min-shen, 47, Vice-President and Chief Human Resources Officer of Ping An Insurance (Group) Company of China, Ltd. since February 2003. Mr. Ku joined our Company

in May 2001 and served as the Head of Human Resources from June 2001 to February 2003. From 1995 to 2001, Mr. Ku served as the Vice Chairman and President of the Shanghai Van Den Bergh Company, Ltd., a joint venture between Unilever & Shanghai Sugar Cigarette and Wine (Group) Company, Ltd. and the Human Resources Director of Unilever HPC China. Mr. Ku has a Bachelor's degree in Educational Psychology from Fu Jen Catholic University of Taiwan.

YOUNG Wen Binn, 47, Vice-President and Chief Investment Officer of Ping An Insurance (Group) Company of China, Ltd. since August 2003. Mr. Young joined our Company in July 2003. From 2000 to 2003, he served as a Managing Director and Chief Investment Officer of Aetna Life Insurance Company (Tokyo, Japan), which following an acquisition became MassMutual Life Insurance Company (Tokyo, Japan). From 1998 to 1999, he served as the Chief Investment Officer of Aetna International Inc. Hong Kong to cover the greater China region. From 1994 to 1998, he worked in Nomura Asset Management (Hong Kong) as the Chief Investment Officer, later to become Co-managing Director. Mr. Young has an MBA from the University of Chicago.

CAO Shifan, 48, Chairman since March 2004 and President and Chief Executive Officer of Ping An Property & Casualty Company of China, Ltd. from December 2002 to present. From June 1997 to December 2002, he served as an Assistant President and Vice-President of our Company. From February 1997 to June 1997, he served as an Assistant President for the property & casualty insurance operations of our Company. From 1994 to 1997, he served as the General Manager of the Nanjing Branch (Property & Casualty) of our Company. From 1991 to 1994, he served as the General Manager of our Company's Human Resources Department. Mr. Cao joined our Company in December 1991. Mr. Cao has a Master's degree in Money and Banking from Zhongnan University of Economics and Law.

LEUNG Ka Kui Dominic, 56, Chairman and Chief Executive Officer of Ping An Life Insurance Company of China, Ltd. since January 2004. Mr. Leung joined our Company in January 2004. From 1996 to 2003, he worked in Prudential Corporation Asia Ltd. as the Managing Director, Greater China. From 1989 to 1996, he worked in Taiwan Nashan Life Insurance Company, Ltd. and his last position was the General Manager of the company. From 1975 to 1989, he worked in American International Assurance Company and his last position was Vice President. Mr. Leung has a Bachelor's degree in Science from the Chinese University of Hong Kong.

XU Jianjun, 52, Vice-President of Ping An Insurance (Group) Company of China, Ltd. since April 2002. Mr. Xu joined our Company in December 1999. From 2002 to 2003, he also served as the President of China Ping An Trust & Investment Company, Ltd. From 2000 to 2002, he served as an Assistant President of our Company. From 1999 to 2000, Mr. Xu served as the General Manager of our Investment Management Center. Mr. Xu previously was the Branch Office Head of the Shanghai Bureau of Finance. He has also served as the Vice-President and Chief Economist of Shanghai International Investment and Trust Corporation and the Chairman of Huaan Fund Management Company. Mr. Xu has a Diploma in Economics from Fudan University.

Stephen Thomas MELDRUM, 61, Vice-President and Chief Actuarial Officer of Ping An Insurance (Group) Company of China, Ltd. from February 2003 to present. Mr. Meldrum joined our Company in September 1999. From 1999 to 2003, Mr. Meldrum served as the Chief

Actuary of our Company. From 1995 to 1998, Mr. Meldrum was a Vice-President and the Division Head of the International Strategy Division of Lincoln National Corporation. From 1979 to 1995, Mr. Meldrum worked at Lincoln National (UK) plc., and his position was the Chief Actuary and the Head of the Finance Division and the Head of the Investment Division. Mr. Meldrum has a Master's degree in Computer Science from the University of London and a Master's degree in Mathematics from the University of Cambridge.

XU Guangzhong, 57, Vice-President from February 2003 to present and Chief Internal Supervision Officer of Ping An Insurance (Group) Company of China. Ltd. from June 2003 to present. From 1995 to 2003, Mr. Xu served as an Assistant President and Chief Auditing Officer of our Company. From 1996 to 1998, he also served as the President of Ping An Trust & Investment Company, Ltd. From 1994 to 1995, Mr. Xu was the General Manager of Beijing Branch (Property & Casualty) of our Company. Mr. Xu previously served as the President of China Securities Company, Ltd., the President of Trust & Investment Company of the Industrial and Commercial Bank of China (ICBC) and a Deputy General Manager of the ICBC Beijing branch. Mr. Xu joined our Company in September 1994. Mr. Xu has a Diploma in Finance from Jilin Finance & Trade College.

NG Koon Sun, 39, Vice-President and Chief Internal Auditor of Ping An Insurance (Group) Company of China, Ltd. from August 2003 to present. Mr. Ng joined our Company in March 2003. From 2001 to 2003, he was the Chief Executive Officer of United Healthcare Asia Limited. From 1999 to 2001, he served as the Chief Financial Officer of AIA United Healthcare, and later became the Chief Operating Officer. From 1994 to 1999, he served as the Chief Financial Officer and Finance Director of AXA General Insurance Company, Hong Kong. From 1986 to 1994, he served as the Regional Manager of the Corporate Internal Auditor — Asia/Pacific of AIG. Mr. Ng is a fellow member of the Life Office Management Association in the United States.

CHEN Kexiang, 46, Assistant President from February 2003 to present and the Head of General Office from June 2002 to present and General Secretary of the Board of Ping An Insurance (Group) Company of China, Ltd. from June 2002 to present. Mr. Chen also served as a Vice-President and then President of Ping An Trust & Investment Company, Ltd. from 1999 to 2002. From 1996 to 1999, Mr. Chen was the Deputy Manager of the General Office. From 1995 to 1996, Mr. Chen served as the General Manager of Ping An Building Management Company. Mr. Chen joined our Company in December 1992. Mr. Chen has a Master's degree in Finance from Zhongnan University of Economics and Law.

REN Huichuan, 34, Assistant President from February 2004 to present and Finance Director of Ping An Insurance (Group) Company of China, Ltd. since February 2003. From 2002 to 2003, he served as Vice-President of Ping An Property & Casualty Company of China, Ltd. From 1992 to 2002, Mr. Ren worked at the property & casualty insurance operations of our Company, with his last position as Vice-President, and he also served as the Assistant General Manager of Ping An Group Development and Reform Center in 1999. Mr. Ren joined our Company in November 1992. Mr. Ren has a Bachelor's degree in Computer Application from Harbin Ship Engineering College.

YIP Lai Shing, 59, President and Chief Executive Officer of Ping An Securities Co., Ltd. since September 2002. From 1996 to 2002, Mr. Yip served as the Chief Executive Officer of

DBS Vickers (Hong Kong) Ltd. He was an Executive Director of Sun Hung Kai & Company, Ltd. between 1971 and 1996. Mr. Yip joined our Company in September 2002.

LO Sai Lai, 41, the Head of Group Information Technology and General Manager of Information Management Center of Ping An Insurance (Group) Company of China, Ltd. since October 2003. From 2002 to 2003, he served as the General Manager of our Company's Data Center. From 2001 to 2002, Mr. Lo served as a Senior Consultant of our Systems Development Center. From 1993 to 2001, Mr. Lo worked as a researcher at the University of Cambridge, a research engineer at the Olivetti Research Laboratory, a senior researcher at the Olivetti and Oracle Research Laboratories and a senior researcher at AT&T Laboratories — Cambridge. Mr. Lo joined our Company in June 2002. Mr. Lo has a Ph.D. in Computer Science from the University of Cambridge.

JOINT COMPANY SECRETARIES

YAO Jun, 37, is a joint company secretary of our Company. Mr. Yao has served as the Chief Legal Officer of our Company since he joined our Company in September 2003. He was previously a partner of Commerce & Finance Law Offices. Mr. Yao has an L.L.M. degree from Beijing University.

SENG Sze Ka Mee Natalia, 47, is a joint company secretary of our Company. Ms. Seng has served as the director of corporate services of Tengis Limited since 1994. Tengis Limited has become a member of the Tricor Group and also a member of The Bank of East Asia Group since 2002. Ms. Seng is a Fellow of The Hong Kong Institute of Company Secretaries and The Institute of Chartered Secretaries and Administrators. She is also the company secretary of another Hong Kong Stock Exchange listed company. She has worked in the corporate secretarial department of an international accounting firm for over 20 years and she has served many listed clients over these years.

WAIVERS FROM THE HONG KONG STOCK EXCHANGE

Waiver from Rule 8.12 and Rule 19A.15 of the Hong Kong Listing Rules

According to Rule 8.12 and Rule 19A.15 of the Hong Kong Listing Rules, an issuer must have a sufficient management presence in Hong Kong with at least two of the issuer's executive directors ordinarily resident in Hong Kong. We conduct substantially all of our operations in the PRC, and we do not and, for the foreseeable future, will not have a sufficient management presence in Hong Kong. Most of our Directors reside in the PRC. We will have certain internal arrangements to maintain effective communication with the Hong Kong Stock Exchange, including appointing Mr. Yang Xiaohua and Ms. Seng Sze Ka Mee Natalia, each a Hong Kong resident, as alternates to the authorized representatives to act at all times as a channel of communication with the Hong Kong Stock Exchange and retaining the Sponsor and Co-Sponsors to act as our principal channel of communication with the Hong Kong Stock Exchange for one year following the Listing Date pursuant to Rule 19A.05(1) of the Hong Kong Listing Rules. Accordingly, we have applied to the Hong Kong Stock Exchange for a waiver under Rule 8.12 which requires us to have a sufficient management presence in Hong Kong.

Waiver from Rule 8.17 and Rule 19A.18 of the Listing Rules

As Mr. Yao Jun does not possess a qualification as stipulated in Rule 8.17 of the Hong Kong Listing Rules, our Company has appointed, and will continue to do so for a minimum period of three years after the date of this prospectus, Ms. Natalia Seng who is a Hong Kong resident and has the requisite knowledge and experience as required under Rule 8.17(2) of the Hong Kong Listing Rules to act as our joint company secretary. We have applied to the Hong Kong Stock Exchange for a waiver for a period of three years from the Listing Date under Rule 8.17 and Rule 19A.16. Upon the expiry of the three-year period, we will re-evaluate the qualifications of Mr. Yao Jun to determine whether the requirements as stipulated in Rule 8.17 can be satisfied.

QUALIFIED ACCOUNTANT

CHAN Cheuk Yin, 43, is a qualified accountant of our Company. He is also a Deputy Finance Director of our Company and a director of each of Ping An Life and Ping An Property & Casualty. Mr. Chan holds a Bachelor's degree in Economics with major in accounting from Macquarie University in Australia. After graduation, he joined the audit department of Deloitte Touche Tohmatsu in July 1985 and was responsible for providing audit service to fund management companies. Prior to joining our Company in October 2002, he had worked for Citibank N.A., and served as the financial controller and finance director of DBS Vickers (Hong Kong) Limited. Mr. Chan has over 18 years of experience in auditing, accounting and financial services. He is an associate member of the Hong Kong Society of Accountants.

BOARD COMMITTEES

We have established an audit committee in compliance with the Code of Best Practice as set out in Appendix 14 of the Hong Kong Listing Rules. The primary duties of the audit committee are to review and supervise our financial reporting process. The audit committee shall comprise three Directors not involved in the day to day management of the Company and shall be appointed by the Board. The audit committee is currently composed of two independent non-executive Directors, Mr. Bao Youde and Mr. Kwong Che Keung Gordon, and one non-executive Director, Mr. Anthony Philip Hope.

We have established a remuneration committee to make recommendations to our Board regarding the compensation of the chief executive officer and other executive Directors. In addition, the remuneration committee conducts reviews of the performance, and determines the compensation structure of our senior management. The current members of the remuneration committee are Mr. Cheung Wing Yui, Mr. Kwong Che Keung Gordon, Mr. Bao Youde, Mr. Gao Lei, Mr. Cheung Lee Wah, Mr. Henry Cornell and Mr. Liu Haifeng David.

We have established a nominations committee to make recommendations to our Board regarding candidates to fill vacancies on our Board. The current members of the nominations committee are Mr. Bao Youde, Mr. Cheung Wing Yui, Mr. Kwong Che Keung Gordon, Mr. Ma Mingzhe and Mr. Sun Jianyi.

MANAGEMENT COMMITTEES

We have established a number of management committees, including but not limited to, an investment management committee, a budget committee and a risk management

committee for the Company and a product management committee for each of Ping An Life and Ping An Property and Casualty, to assist our senior management in overseeing our business operations.

LONG TERM INCENTIVE PLAN (SHARE APPRECIATION RIGHTS PLAN)

In order to enhance the profitability and value of our Company, and to attract, retain and motivate senior executives and other key employees who make important contributions to the success of our Company, our shareholders adopted on April 20, 2004 a Long-Term Incentive Plan (the "**Plan**") that provides for the grant of share appreciation rights subject to the terms and conditions described below.

Under the Plan, a share appreciation right constitutes the right to receive an amount equal to the appreciation, if any, in the fair market value of an H Share from the date of the grant of the right to the date of exercise, subject to the restriction that the value of the aggregate benefit to all participants does not exceed 4.0% of the estimated net profits in the year in which the share appreciation rights are exercised.

The eligible participants of the Plan are regular, full-time employees, with at least one year of service on the grant date, of the Company and its subsidiaries or any other entity designated by the remuneration committee of the Board in which the Company owns at least a 50% interest. Those Directors and Supervisors of the Company who are also our employees are eligible to participate in the plan.

No Shares will be issued under the Plan. As a result, our shareholders' equity interests will not be diluted as a result of the issuance of share appreciation rights. Share appreciation rights will be granted in units with each unit representing one H Share. Over the term of the Plan, share appreciation rights granted may not exceed 10% of our issued and outstanding H Shares.

The first grant of share appreciation rights shall become effective on the Listing Date. Subsequent grants will be made by our remuneration committee at its discretion, but in principle on an annual basis. Share appreciation rights will be exercisable on the vesting date by the Company. For share appreciation rights granted at the time of the Global Offering, vesting will occur at a rate of one-third of the award on each of the third through fifth anniversaries of the grant date. These share appreciation rights are not transferable.

The exercise price of the share appreciation rights initially granted will be equal to the Offer Price. The exercise price of the share appreciation rights subsequently granted will be equal to the higher of: (i) the official closing price of the H Shares as stated in the daily quotation sheet of the Hong Kong Stock Exchange on the offer date and; (ii) the average official closing price of the H Shares as stated in the daily quotation sheet of the Hong Kong Stock Exchange for the five consecutive trading days immediately before the offer date.

Upon exercise of the share appreciation rights, or as soon as practicable thereafter, a participant will receive a benefit in the form of a cash payment, subject to any applicable withholding tax, equal to the product of the number of share appreciation rights exercised on its behalf by the Company and the difference between the exercise price and market price of the H Shares at the time of exercise. The benefit to each individual participant will be proportionately reduced, in the event that the aggregate benefit to all participants in the year in

which share appreciation rights are being exercised by the Company exceeds the net profit limit.

The term of the Plan is five years, and no awards shall be made on or after the fifth anniversary of the date the Plan was approved by our shareholders. However, awards made prior to such fifth anniversary may extend beyond that date to the date specified in the grant letter to each individual participant.

Our remuneration committee is responsible for ensuring that the Plan is administered in accordance with its terms. Our remuneration committee has the sole right to amend the Plan from time to time, or to terminate the Plan, provided that the amendment or termination does not affect adversely a participant's rights to or under any benefit granted prior to such amendment or termination.

As the benefit payable under the plan is from the Company's net profits in the year in which the rights are exercised, there is no prior funding required under the Plan. Any amounts that are or may be set aside under the provision of the Plan will continue for all purposes to be part of the general assets of the Company, and no person or entity other than the Company will, by virtue of the provisions of the Plan, have any interests in these assets. No right to receive payments from the Company pursuant to the Plan will be greater than the right of any unsecured creditor of the Company.

If there is any change in the share capital of the Company by reason of any share split, spin-off, split-off, spin-out, recapitalization, merger, consolidation, reorganization, combination or exchange of shares, or any similar transaction, the number of share appreciation rights granted and the exercise price will be appropriately adjusted by our remuneration committee.

Participation in the Plan does not create any right to continued employment by the Company, and the Company reserves the right to terminate any participant at any time. Grants made to participants in any one year do not guarantee that future grants will be made in any other year.

COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The Directors and Supervisors who are also our employees receive compensation in the form of salaries, allowances and benefits in kind, including our contribution to the pension plans for our Directors and Supervisors. The Independent Non-Executive Directors and the independent supervisors receive fees from us. We have entered into service contracts with our executive Directors. The aggregate amount of compensation we paid to our Directors and Supervisors in 2001, 2002 and 2003 was RMB7.5 million, RMB22.1 million and RMB14.5 million, respectively.

The aggregate amount of compensation paid by us to our five highest paid senior executives in 2001, 2002 and 2003 was RMB23.6 million, RMB29.7 million, and RMB27.3 million, respectively.

Save as disclosed, no other amounts have been paid or are payable, in respect of the three years ended December 31, 2003 by us to the Directors.

Under the compensation arrangements currently in force, we estimate that the aggregate amount of compensation of the Directors payable for the year ending December 31, 2004 will be approximately RMB11.0 million.

Under the compensation arrangements currently in force, we estimate that the aggregate amount of compensation of the Supervisors payable for the year ending December 31, 2004 will be approximately RMB1.3 million.

EMPLOYEES AND SALES AGENTS

As of December 31, 2001, 2002 and 2003, we employed approximately 26,880, 34,390 and 36,030 employees, respectively. In addition, we had contractual relationships with approximately 267,933, 224,313 and 188,033 life insurance sales agents as of December 31, 2001, 2002 and 2003, respectively.

The following table sets forth the number of our employees by business segment as of December 31, 2003:

	Employees	% of total employees
Our Employees		
Group	928	2.6%
Ping An Life	21,164	58.7
Ping An Property & Casualty	13,284	36.9
Ping An Trust	46	0.1
Ping An Securities	577	1.6
Ping An Overseas	31	0.1
Total	36,030	100.0%

So far as our Directors are aware, as at the date of this prospectus, the entire issued share capital of our Company is owned as follows:

Name	Number of Shares	Approximate percentage of issued share capital
Shenzhen Investment Holding Corporation	616,136,694	12.49%
HSBC Insurance(1)(5)	493,333,334	10.00
Jiangnan Industrial(2)	479,117,788	9.71
New Horse Development(2)	389,592,366	7.90
Yuan Trust Investment Company Ltd.	380,000,000	7.70
Shenzhen Shum Yip Investment Company Ltd.	342,091,962	6.93
The Goldman Sachs Group, Inc.(1)(6)	338,709,182	6.87
Capital China Group Limited	332,526,844	6.74
MSCP/PA Holding Limited(1)(3)	289,375,848	5.87
Other Shareholders(4)	1,272,449,316	25.79
Total	4,933,333,334	100.00%

(1) Shares owned by these shareholders and Dai-Ichi Mutual Life Insurance Company are Unlisted Foreign Shares. We have obtained regulatory approvals from the CIRC and the CSRC for such Unlisted Foreign Shares to be converted into H Shares. See further details set out in the section headed "Business — Overseas Investors".

(2) The group of participants of the Employee Investment Pool beneficially owns approximately 98.15% and 69.11% of the equity interest in New Horse Development and Jiangnan Industrial, respectively. As a result, the group of participants of the Employee Investment Pool is beneficially interested in, through New Horse Development and Jiangnan Industrial, approximately 713,515,000 Shares representing approximately 14.46% of the entire issued share capital of our Company. See further details set out at the end of this section.

(3) MSCP/PA Holding Limited is indirectly controlled by Morgan Stanley and is an affiliate of Morgan Stanley Dean Witter Asia Limited, which is one of the Co-Sponsors for the listing of the Company's H Shares on the Hong Kong Stock Exchange and is one of the Hong Kong Underwriters.

(4) None of these shareholders individually holds 5% or more of our outstanding share capital.

(5) HSBC Insurance is an affiliate of HSBC, which is one of the Co-Sponsors for the listing of the Company's H Shares on the Hong Kong Stock Exchange and is one of the Hong Kong Underwriters.

(6) The Goldman Sachs Group, Inc., is the holding company of Goldman Sachs (Asia) L.L.C., which is one of the Co-Sponsors for the listing of the Company's H Shares on the Hong Kong Stock Exchange and is one of the Hong Kong Underwriters.

Immediately following completion of the Global Offering (but without taking into account the exercise of the Over-allotment Option and assuming no new Shares will be issued under the HSBC Price Adjustment Top-Up), the interests of the above shareholders in our issued share capital would be as follows:

Name	Number of Shares	Approximate percentage of issued share capital
HSBC Insurance[(1)(5)(7)]	618,886,334	9.99%
Shenzhen Investment Holding Corporation	543,181,445	8.77
Jiangnan Industrial[(2)]	479,117,788	7.73
New Horse Development[(2)]	389,592,366	6.29
Yuan Trust Investment Company Ltd.	380,000,000	6.13
The Goldman Sachs Group, Inc.[(1)(6)]	338,709,182	5.47
Capital China Group Limited	332,526,844	5.37
Shenzhen Shum Yip Investment Company Ltd.	301,585,684	4.87
MSCP/PA Holding Limited[(1)(3)]	289,375,848	4.67
Other Shareholders[(4)]	2,522,077,843	40.71
Total	6,195,053,334	100.00%

(1) We have obtained regulatory approvals from the CIRC and the CSRC for such Unlisted Foreign Shares to be converted into H Shares. See further details set out in the section headed "Business — Overseas Investors". It is expected that these shareholders will hold converted H Shares upon completion of the Global Offering. Shares owned by these shareholders are Unlisted Foreign Shares.

(2) The group of participants of the Employee Investment Pool beneficially owns approximately 98.15% and 69.11% of the equity interest in New Horse Development and Jiangnan Industrial, respectively. As a result, the group of participants of the Employee Investment Pool is expected to be beneficially interested in, through New Horse Development and Jiangnan Industrial, approximately 713,515,000 Shares representing approximately 11.52% of the entire issued share capital of our Company. See further details set out at the end of this section.

(3) MSCP/PA Holding Limited is indirectly controlled by Morgan Stanley and is an affiliate of Morgan Stanley Dean Witter Asia Limited, which is one of the Co-Sponsors for the listing of the Company's H Shares on the Hong Kong Stock Exchange and is one of the Hong Kong Underwriters.

(4) None of these shareholders individually holds 5% or more of our outstanding share capital.

(5) We have assumed HSBC Insurance will be subscribing an additional 125,553,000 H Shares under the International Offering pursuant to its right under the Company's existing articles of association. See further details set out in the section headed "Business — Overseas Investors".

(6) The Goldman Sachs Group, Inc., is the holding company of Goldman Sachs (Asia) L.L.C., which is one of the Co-Sponsors for the listing of the Company's H Shares on the Hong Kong Stock Exchange and is one of the Hong Kong Underwriters.

(7) HSBC Insurance is an affiliate of HSBC, which is one of the Co-Sponsors for the listing of the Company's H Shares on the Hong Kong Stock Exchange and is one of the Hong Kong Underwriters.

If the Over-allotment Option is exercised in full (assuming no new Shares will be issued under the HSBC Price Adjustment Top-Up), the interests of such persons in our issued share capital would be as follows:

Name	Number of Shares	Approximate percentage of issued share capital
HSBC Insurance[(1)(5)(7)]	637,793,334	9.99%
Shenzhen Investment Holding Corporation	532,238,621	8.34
Jiangnan Industrial[(2)]	479,117,788	7.50
New Horse Development[(2)]	389,592,366	6.10
Yuan Trust Investment Company Ltd.	380,000,000	5.95
The Goldman Sachs Group, Inc.[(1)(6)]	338,709,182	5.31
Capital China Group Limited	332,526,844	5.21
Shenzhen Shum Yip Investment Company Ltd.	295,509,999	4.63
MSCP/PA Holding Limited[(1)(3)]	289,375,848	4.53
Other Shareholders[(4)]	2,709,447,352	42.44
Total	6,384,311,334	100.00%

(1) We have obtained regulatory approvals from the CIRC and the CSRC for such Unlisted Foreign Shares to be converted into H Shares. See further details set out in the section headed "Business — Overseas Investors". It is expected that these shareholders will hold converted H Shares upon completion of the Global Offering. Shares owned by these shareholders are Unlisted Foreign Shares.

(2) The group of participants of the Employee Investment Pool beneficially owns approximately 98.15% and 69.11% of the equity interest in New Horse Development and Jiangnan Industrial, respectively. As a result, the group of participants of the Employee Investment Pool is expected to be beneficially interested in, through New Horse Development and Jiangnan Industrial, approximately 713,515,000 Shares representing approximately 11.18% of the entire issued share capital of our Company. See further details set out at the end of this section.

(3) MSCP/PA Holding Limited is indirectly controlled by Morgan Stanley and is an affiliate of Morgan Stanley Dean Witter Asia Limited, which is one of the Co-Sponsors for the listing of the Company's H Shares on the Hong Kong Stock Exchange and is one of the Hong Kong Underwriters.

(4) None of these shareholders individually holds 5% or more of our outstanding share capital.

(5) We have assumed HSBC Insurance will be subscribing an additional 144,460,000 H Shares under the International Offering pursuant to its right under the Company's existing articles of association. See further details set out in the section headed "Business — Overseas Investors".

(6) The Goldman Sachs Group, Inc., is the holding company of Goldman Sachs (Asia) L.L.C., which is one of the Co-Sponsors for the listing of the Company's H Shares on the Hong Kong Stock Exchange and is one of the Hong Kong Underwriters.

(7) HSBC Insurance is an affiliate of HSBC, which is one of the Co-Sponsors for the listing of the Company's H Shares on the Hong Kong Stock Exchange and is one of the Hong Kong Underwriters.

Prior to the Global Offering, we had 3,762,581,636 Domestic Shares issued and outstanding.

The sale of Offer Shares (in the form of H Shares or ADSs) by the Selling Shareholders in connection with the Global Offering has been approved by the CSRC and the Ministry of Finance in accordance with relevant PRC regulations. All net proceeds from the sale of Offer Shares (in the form of H Shares or ADSs) held by the Selling Shareholders in the Global Offering will be remitted to the national social security fund in accordance with the relevant PRC government requirements.

New Horse Development and Jiangnan Industrial own 389,592,366 and 479,117,788 Shares, respectively, of our Company, representing approximately 7.90% and 9.71%, respectively, of the issued share capital of our Company. New Horse Development and Jiangnan Industrial collectively own approximately 17.61% of the issued share capital of our Company.

We have established an employee beneficial ownership program for its participants to make contributions to, and receive unit interests in, an employee investment pool (the "**Employee Investment Pool**"), which in turn makes indirect investments in the Group through New Horse Development and Jiangnan Industrial. The Employee Investment Pool beneficially owns approximately 98.15% and 69.11% of the equity interest in New Horse Development and Jiangnan Industrial, respectively. As a result, the group of participants of the Employee Investment Pool beneficially owns approximately 14.46% of the issued share capital of our Company.

Eligible participants of the Employee Investment Pool include, among others, our Directors, Supervisors, senior consultants, regular full-time employees (including our senior management members) and certain insurance sales agents who have made significant contributions to the Group. The number of units a participant can purchase is determined based on a number of factors, including such participant's seniority, number of years of service and contribution to the Group. The day to day management of the Employee Investment Pool is conducted by a committee (the "**Pool Management Committee**"), members of which are elected by the participant representatives' meeting, which is the highest authority of the Employee Investment Pool. None of our Executive Directors and senior management members is a member of the participant representatives' meeting or the Pool Management Committee. Our Executive Directors and senior management members have waived their rights to be nominated to the participant representatives' meeting or the Pool Management Committee. In addition, our Executive Directors and senior management members have waived their voting rights in the election of the members of the participant representatives' meeting. As a result, our Executive Directors and senior management members are passive investors in the Employee Investment Pool with no involvement in the decision making process of the Pool Management Committee.

A participant's purchase price of the unit interest in the Employee Investment Pool is determined by the Pool Management Committee based on the net asset value of the Employee Investment Pool, which is the sum of 98.15% of the net asset value of New Horse Development and 69.11% of the net asset value of Jiangnan Industrial. The Employee Investment Pool distributes the dividends that it has received from New Horse Development and Jiangnan Industrial to its participants based on their respective percentage of ownership of the unit interest of the Employee Investment Pool. When a participant ceases to be an employee or a sales agent of the Group, he or she is no longer eligible to remain as a participant in the Employee Investment Pool. Such participant is required to sell his or her unit interest back to the Employee Investment Pool at (i) his or her initial purchase price, if such participant resigns or is dismissed, and has held his or her unit interest for less than three years, or (ii) a price determined by the Pool Management Committee based on the net asset value per unit of the Employee Investment Pool as of the end of the previous year, if such participant has held his or her unit interest for three years or more or has held his or her unit interest for less than three years as a result of job transfer approved by the Group.

The Employee Investment Pool has not issued any new units since the end of 2001. As of April 24, 2004, there were approximately 19,500 participants of the Employee Investment Pool. As of the same date, the Directors, Supervisors and senior management members of the Company, held approximately 4.64% of the unit interest of the Employee Investment Pool, representing a beneficial ownership of approximately 0.67% of the issued share capital of the Company. Mr. Ma Mingzhe, our Chairman and Chief Executive Officer, beneficially owned approximately 1.10% of the unit interest of the Employee Investment Pool, representing approximately 0.16% of the issued share capital of the Company, which was the highest level of beneficial ownership of the issued share capital of our Company held by an employee of our Company. Mr. Sun Jianyi, an Executive Director, our Executive Vice-President and Vice Chief Executive Officer, beneficially owned approximately 0.94% of the unit interest in the Employee Investment Pool, representing approximately 0.14% of the issued share capital of the Company.

The group of participants of the Employee Investment Pool, through New Horse Development and Jiangnan Industrial, is the largest beneficial owner of the issued share capital of the Company, and has appointed, through the Pool Management Committee, three Non-Executive Directors to our Board. These three Non-Executive Directors represent the interest of the Employee Investment Pool. There is no voting arrangement between New Horse Development and Jiangnan Industrial on the one hand and the Company on the other hand regarding the Shares held by New Horse Development and Jiangnan Industrial.

As of the date of this prospectus, the entire issued share capital of our Company can be categorized as follows:

	Number of Shares	Approximate percentage of issued share capital
Domestic Shares in issue	3,762,581,636	76.27%
Unlisted Foreign Shares in issue[1]	1,170,751,698	23.73
	4,933,333,334	100.00%

(1) We have obtained regulatory approvals from the CIRC and the CSRC for such Unlisted Foreign Shares to be converted into H Shares. See further details set out in the section headed "Business — Overseas Investors".

Immediately following completion of the Global Offering and after all of the Unlisted Foreign Shares are converted into H Shares, but without taking into account the exercise of the Over-allotment Option and any new Shares that may be issued under the HSBC Price Adjustment Top-Up, the share capital of our Company would be as follows:

	Number of Shares	Approximate percentage of issued share capital
Domestic Shares in issue	3,636,409,636	58.70%
Converted H Shares	1,170,751,698	18.90
H Shares under the Global Offering (including H Shares to be sold by the Selling Shareholders)	1,387,892,000	22.40
	6,195,053,334	100.00%

If the Over-allotment Option is exercised in full, and after all of the Unlisted Foreign Shares are converted into H Shares (assuming no new Shares are issued under the HSBC Price Adjustment Top-Up), the share capital of our Company would be as follows:

	Number of Shares	Approximate percentage of issued share capital
Domestic Shares in issue	3,617,484,636	56.66%
Converted H Shares	1,170,751,698	18.34
H Shares under the Global Offering (including H Shares to be sold by the Selling Shareholders)	1,596,075,000	25.00
	6,384,311,334	100.00%

RANKING

Domestic Shares, H Shares and the H Shares that are received upon the conversion of the Unlisted Foreign Shares in connection with the Global Offering are all ordinary shares in the share capital of the Company. All the existing Domestic Shares are not admitted for listing on any stock exchange, and there is no trading or dealing in such securities on any other authorized trading facility. H Shares may only be subscribed for by, and traded between, legal or natural persons of Hong Kong, Taiwan or the Macau Special Administrative Region of the PRC or any country other than the PRC. Furthermore, H Shares must be subscribed for, and traded in, Hong Kong dollars. The Company does not propose to carry out a public or private

issue or to place securities simultaneously with the Global Offering in the foreseeable future. The Company has not approved any share issue plan other than the Global Offering.

Except in the aspects described above and under the section headed "Business — Overseas Investors" and in relation to notices and financial reports to be sent to shareholders, dispute resolution, registration of shares on different parts of the register of shareholders, the method of share transfer and the appointment of dividend receiving agents, which are all provided for in our Articles of Association and summarized in Appendix IV to this prospectus, Domestic Shares and H Shares will generally rank pari passu with each other in all respects, particularly in respect of all dividends or distributions declared, paid or made after the date of this prospectus, except that dividends on Domestic Shares shall be paid in Renminbi, while dividends on H Shares shall be paid in Hong Kong dollars. However, the transfer of Domestic Shares is subject to such restrictions as PRC law may impose from time to time.

OVERVIEW

We are the second largest insurance company, in terms of gross written premiums and policy fees in 2002, operating in the PRC, which is one of the fastest growing insurance markets in the world. Our business operations primarily consist of the underwriting of life insurance and property and casualty insurance. We had gross written premiums and policy fees of RMB63,134 million in 2003, of which RMB55,042 million was from our life insurance operations and RMB8,091 million was from our property and casualty insurance operations. We also offer our customers a variety of other financial services, including trust and securities services. We conduct our life insurance and property and casualty insurance operations through Ping An Life and Ping An Property & Casualty, respectively, each a 99% owned subsidiary of the Company. We operate our trust business through Ping An Trust, our 99.3% owned subsidiary. We provide securities services through Ping An Securities, in which we indirectly hold a 63.6% equity interest.

On September 29, 2003, Ping An Trust entered into a share transfer agreement with Bank of China, pursuant to which Ping An Trust would acquire Bank of China's 50% equity interest in Fujian Asia Bank Ltd., which is a joint venture bank primarily engaged in foreign currency commercial banking businesses in the PRC, for US$18.3 million. HSBC and BCA Finance Limited had previously entered into a separate share transfer agreement, pursuant to which HSBC agreed to acquire BCA Finance Limited's 50% equity interest in Fujian Asia Bank Ltd. Ping An Trust and HSBC subsequently entered to a joint venture contract, pursuant to which Ping An Trust agreed to make a capital contribution of US$23 million for an additional 23% equity interest in Fujian Asia Bank Ltd.

Fujian Asia Bank Ltd., which has been renamed Ping An Bank Limited, became a 73% owned subsidiary of Ping An Trust on February 19, 2004. We intend to leverage Ping An Bank Limited to develop a consumer banking business, including offering credit card and real estate mortgage lending services, as and when laws and regulations permit. We believe this transaction will further enhance our ability to provide our customers with multiple financial services, including insurance, securities, banking, pension fund management and credit cards. See the section headed "Business — Recent Developments".

Our purchase of an equity interest in Fujian Asia Bank Ltd. is not expected to result in any material change to our current business operations or financial condition, and is not expected to make a material contribution to our net profit in the near future.

Business Environment

Our financial condition and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of external factors, most of which are beyond our control, including:

- economic and demographic conditions and socioeconomic policies in the PRC;
- regulatory environment for PRC insurance companies;
- fluctuations in market interest rates;
- conditions in the PRC securities markets; and
- ongoing development and evolution of the PRC financial services market.

Economic and Demographic Conditions and Socioeconomic Policies in the PRC

The PRC is in the midst of an economic and demographic transformation, which we believe will continue to create significant opportunities in the PRC insurance market. In particular, the PRC government is transforming the economic system from one that is centrally-planned to one that is more market-oriented, and this has resulted in significant growth in the PRC economy over the past decade. One aspect of this continuing economic transformation has been a reduction of government or employer sponsored employee benefits, such as retirement, medical and other social benefits, which we believe will increase opportunities for private sector providers of life and other social benefits-related insurance products. Moreover, demographic studies suggest that, over the next decade, the expanding private sector in the PRC will continue to give rise to a middle class that has growing levels of disposable income, which we expect to also contribute to the continued growth of the PRC insurance industry. We believe that our broad customer base, extensive distribution network, the quality and diversity of our products and our investment and underwriting risk management expertise position us to benefit from these developments.

Regulatory Environment for PRC Insurance Companies

Our business operations, which are conducted primarily in the PRC, are highly regulated. In particular, our life insurance and property and casualty insurance operations are regulated primarily by the CIRC. Under the applicable CIRC regulations, investments by PRC insurance companies are currently limited to bank deposits, PRC government bonds, finance bonds for government projects, corporate bonds issued by PRC companies that are rated AA or above by a CIRC approved credit rating agency and equity investment funds. See the section headed "Supervision and Regulation — Insurance Business — Use of Insurance Funds". As a result, substantially all of our investment assets are concentrated in a limited number of investments that are located in the PRC, and our ability to diversify our portfolio as well as seek an optimal return on our investments is limited. Our inability to diversify our investment portfolio also exposes us to a significant level of risk associated with these types of investments. See the sections headed "— Investment Income" and "Risk Factors — Risks Relating to Our Investment Portfolio — Applicable PRC regulations limit our ability to diversify our investment portfolio as well as seek an optimal return on our investments; as a result, a decrease in the value of a particular type of investment could have a material adverse effect on our financial condition and results of operations".

Our ability to price our insurance products is also directly or indirectly regulated by the CIRC to a significant extent. Under the applicable CIRC regulations, we must submit to the CIRC for its review and approval:

- new types of life insurance products;
- insurance products relating to compulsory insurance; and
- the terms and premium rates of insurance products that affect the public interest.

See the section headed "Supervision and Regulation — Insurance Business — Terms and Premium Rates of Insurance". We may have to incur significant costs and expenses to comply with, and our prospects may be adversely affected by, the applicable laws, rules and regulations, which may reduce our profitability as well as affect our future growth.

Fluctuations in Market Interest Rates

As a general matter, our results of operations are affected by fluctuations in market interest rates in the PRC. In particular, movements in interest rates may affect the level and timing of recognition of gains and losses on securities and other investments held in our investment portfolio. A sustained period of lower interest rates would generally reduce the investment yield of our investment portfolio over time as higher yielding investments mature or are redeemed and proceeds are reinvested in new investments with lower yields. However, declining interest rates would also increase realized and unrealized gains on our existing investments. Conversely, rising interest rates should over time increase our investment income, but may reduce the market value of our investment portfolio.

A substantial portion of the life insurance policies sold in the PRC, including those sold by us, are participating life insurance policies. Holders of these policies are credited with a portion of the investment returns earned by the invested assets that support these types of life insurance policies. Since a substantial portion of these invested assets consist of fixed income securities, their returns are affected to a significant degree by fluctuations in market interest rates in the PRC. In addition, as some of our life insurance products provide guaranteed returns to policyholders, we are exposed to the risk that changes in market interest rates will reduce our interest rate spread, or the difference between the amounts that we are required to pay under these policies and the rate of return we are able to earn on our investments intended to support our obligations under these policies. See the section headed "— Negative Interest Rate Spread on Legacy High Guaranteed Return Products". Moreover, a negative interest rate spread may require us to take impairment charges on some of our investment assets, which may exacerbate any mismatches in our asset-liability position in a declining interest rate environment. Subject to compliance with applicable PRC regulations, we intend to continue diversifying our investment portfolio, among other risk management techniques, to moderate the effect of movements in market interest rates.

Conditions in the PRC Securities Markets

The PRC securities markets are smaller and can be more volatile than securities markets in the United States and in certain European countries. In particular, the Shanghai Stock Exchange and the Shenzhen Stock Exchange have experienced substantial fluctuations in the prices and trading volume of listed securities, and there are currently limits on the range of daily price movements. As of December 31, 2003, approximately 2.9% of our investment portfolio was invested in equity investment funds that invest in shares of companies that are listed in the PRC. Conditions in the PRC securities markets have in the past, and may in the future, adversely affect the value of these equity investment funds. If the value of these equity investment funds decreases, the value of our investment portfolio would also decrease. Any decline in value of our investment portfolio may reduce our net income due to reduced realized and unrealized gains and possible impairment charges, and may also lead to a decrease in the sales of our investment-linked life insurance products.

Ongoing Development and Evolution of the PRC Financial Services Market

The PRC insurance market is still in a relatively early stage of development, and our ability to develop products that meet the evolving needs of this market will have a significant impact on our profitability. For example, in response to the developing needs of our life

insurance customers, we were the first PRC insurance company to offer investment-linked life insurance products. We also use a variety of riders to supplement our basic insurance policies to meet the different needs of customers. Moreover, we believe the continuing economic transformation in the PRC will create opportunities for other consumer financial products and services, such as credit cards and residential mortgages. In addition, we expect to see an increase in demand for more sophisticated and diversified consumer financial products and services, such as trust and securities services. As a result, we expect our future results of operations to be affected to a significant extent by our ability to develop and distribute new products and services to meet the evolving needs of the PRC financial services market.

Revenue and Expenses

We derive our revenue primarily from:

- premiums from individual and group insurance policies;
- policy fees, as well as to a more limited extent management fees, from our investment-linked life insurance products;
- premiums from property and casualty insurance policies; and
- investment income and realized and unrealized investment gains from our investment portfolio.

Our operating expenses consist primarily of:

- increases in policyholders' reserves;
- insurance benefits and claims paid to policyholders;
- increases in gross claim reserves and unearned premium reserves;
- commission expenses;
- general and administrative costs relating to our products, including employee salaries and benefits, advertising, marketing and related expenses, training expenses, rental expenses, impairment losses and depreciation and amortization; and
- changes in deferred policy acquisition costs, which represent acquisition costs deferred less amortization of deferred acquisition costs.

Profitability

Our profitability depends principally on our ability to price and manage risk on insurance products, our ability to attract and retain new customers, and our ability to manage expenses. Specific drivers of our profitability include:

- Our ability to price our insurance products at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring new policies and

administering those products. The adequacy of our product pricing is primarily a function of:

- our mortality and morbidity experience on individual and group insurance;
- the adequacy of our methodology for underwriting insurance policies and establishing reserves for future policyholder benefits and claims;
- our persistency experience, which affects our ability to recover the cost of acquiring new policyholders over the lives of the insurance policies;
- our management of exposure to catastrophic and other losses on our property and casualty insurance products; and
- our ability to manage expenses in accordance with pricing assumptions.

- The amount and composition of our investment assets and our ability to manage our portfolio and seek an optimal return within our risk parameters.
- Our ability to maintain the target margins for our insurance products.

We have historically achieved mortality gains for our life insurance business based on the differences between our assumed mortality rates and our actual experience relating to the payment of benefit obligations. Our ability to manage the mortality rates is due to our effective underwriting process, which is designed to minimize mortality risks. Moreover, we have achieved expense gains and we expect to continue enjoying expense gains by leveraging the economies of scale achieved as our business operations continue to grow. In addition, our results of operations are affected by any interest rate gains we are able to achieve, which are a function of fluctuations in market interest rates. The sustained decline in market interest rates over the past three years has limited our ability to achieve interest rate gains.

Premium and Policy Fee Income

Premium income, which forms the core of our revenue, consists largely of premium income from new and renewal insurance policies and annuity contracts. Historically, life insurance, including whole life and term life insurance, have accounted for the majority of our premium income. In addition, we earn policy fees from our investment-linked insurance products.

The following table sets forth our gross written premiums and policy fees derived from the products shown for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Life Insurance			
Traditional participating[(1)]	8,912	26,862	31,631
Traditional non-participating	18,718	16,716	17,875
Accident and health[(1)]	2,367	3,206	3,680
Non-traditional	4,955	3,798	1,856
Sub-total	34,952	50,582	55,042
Property and Casualty Insurance			
Automobile	3,541	4,901	4,705
Commercial property	1,177	1,453	1,329
Cargo	250	289	302
Homeowners	600	686	625
Liability	149	234	372
Hull	47	23	11
Accident and health	—	—	151
Other	239	252	596
Sub-total	6,003	7,838	8,091
Total	40,955	58,420	63,134

(1) Includes sales of life insurance products from our bancassurance distribution channel.

In calculating the premiums and policy fees to be charged, we estimate our expenses associated with acquiring and administering each policy. Our expenses include commissions we pay to agents and expenses incurred to underwrite, issue and service our policies. Our actual expenses, however, could be higher than our estimated expenses if, among other things, actual inflation is higher than estimated inflation or the cost of administering a product is greater than was expected. We intend to further control and reduce our expenses by:

- redesigning the compensation system for our life insurance sales agents;
- further strengthening our budgeting and control process;
- rationalizing our employees; and
- streamlining our back office functions and further leveraging our economies of scale.

Our net written premiums and policy fees are the amount of premiums and policy fees we keep after ceding a portion of our gross premiums to our reinsurers. Premiums ceded to reinsurers were RMB2,700 million, RMB3,720 million and RMB3,800 million, or approximately 6.6%, 6.4% and 6.0% of our gross written premiums and policy fees, in 2001, 2002 and 2003, respectively. Our **net earned premiums** are equal to our net written premiums and policy fees after taking into account any increase in our unearned premium reserves. See the sections headed "— Reserves — Life Insurance — Unearned Premium Reserves" and

"— Reserves — Property and Casualty Insurance — Unearned Premium Reserves" for a discussion of our unearned premium reserves. Our net earned premiums were RMB36,992 million, RMB53,297 million and RMB58,849 million, or approximately 88.4%, 90.7% and 88.3% of our total revenue, in 2001, 2002 and 2003, respectively.

Investment Income

As a result of the current PRC regulatory restrictions on investments by insurance companies, substantially all of our investment assets are concentrated in a limited number of investments that are located in the PRC. In particular, fixed deposits at commercial banks, government bonds, finance bonds for government projects, corporate bonds issued by PRC companies that are rated AA or above by a CIRC approved credit rating agency and equity investment funds investing in shares of companies listed on the Shanghai and Shenzhen stock exchanges accounted for approximately 50.2%, 24.5%, 12.3%, 6.9% and 2.9%, respectively, of our total investment assets as of December 31, 2003. As a result, we currently generate most of our investment income from interest paid on fixed deposits and bond investments. Our inability to diversify our investments not only exposes us to investment risk, but also adversely affects our ability to achieve an optimal return on our investments. See the section headed "Business — Investment Portfolio — Portfolio Composition". Subject to compliance with applicable PRC regulations, we intend to increase our investment income by increasing our investments in government bonds, finance bonds and corporate bonds, especially those with a longer maturity, and reducing the percentage of our fixed deposits in our investment portfolio. Our investment income and other income were RMB3,914 million, RMB4,256 million and RMB6,527 million, or approximately 9.4%, 7.2% and 9.8% of our total revenue, in 2001, 2002 and 2003, respectively.

Reserves

Our reserve movements are a significant component of our operating results, and increases or decreases in our reserves could have a material impact on our financial condition and results of operations.

An actuarial team of each of Ping An Life and Ping An Property & Casualty calculates life insurance reserves and property & casualty insurance reserves separately on a monthly basis. As Ping An Life and Ping An Property & Casualty, each a subsidiary of the Company, are two separate insurance companies, reserves for Ping An Life and Ping An Property & Casualty are determined and maintained separately. In addition, different reserve items, such as unearned premium reserves, policyholders' reserves and claim reserves, are calculated for different lines of products. Each of Ping An Life and Ping An Property & Casualty makes an annual filing of their respective statutory reserve reports with the CIRC. In addition, our external auditors conduct audit procedures on our reserves as part of the audit of financial statements prepared under statutory and IFRS requirements.

Life Insurance

We maintain reserves to provide for our future benefit obligations under our traditional non-participating life insurance policies and our traditional participating life insurance policies. The principal types of reserves we maintain are policyholders' reserves, claim reserves and unearned premium reserves. In addition, a premium deficiency reserve will be maintained if

needed. Assets relating to our investment-linked life insurance policies are maintained in separate accounts.

Set forth below is a brief summary of how we calculate our life insurance reserves for purposes of our consolidated financial statements included in the Accountants' Report set forth in Appendix I, which are prepared in accordance with IFRS:

- *Policyholders' Reserves.* Our policyholders' reserves are calculated on the basis of actuarial assumptions relating to mortality and morbidity rates, persistency rates, interest rates and administrative expenses, and we follow the methodology prescribed under US GAAP.
- *Claim Reserves.* We calculate reserves for reported but not settled claims and IBNR claims either case-by-case or by approximation to this method on the basis of experience.
- *Unearned Premium Reserves.* We calculate these reserves on a pro rata basis over the term of the related policy coverage, which is generally 365 days, and the unearned premium reserve represents the portion of net premiums relating to unexpired periods of coverage.
- *Premium Deficiency Reserves.* We assess premium deficiency reserves, if any, on the basis of estimates of future claims, costs, premiums earned and investment income. Where applicable, these amounts are included as a component of policyholders' reserves.

Please see the section headed "Business — Life Insurance — Reserves" for a more detailed discussion of our life insurance reserves determined for purposes of our consolidated financial statements included in the Accountants' Report set forth in Appendix I, which are prepared in accordance with IFRS.

Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of our future insurance benefit obligations, we cannot precisely determine the amounts that we will ultimately pay with respect to these obligations. See the section headed "Risk Factors — Risks Relating to Our Insurance Operations — Differences between actual benefits and claims experience and underwriting and reserving assumptions may require us to increase our reserves".

Property and Casualty Insurance

We maintain reserves for payment of losses and LAE that arise from our property and casualty insurance policies. We also maintain unearned premium reserves and premium deficiency reserves, if any, with respect to our property and casualty insurance policies. Set forth below is a brief summary of how we calculate our property and casualty insurance reserves for purposes of our consolidated financial statements included in the Accountants' Report set forth in Appendix I, which are prepared in accordance with IFRS:

- *Claim Reserves.* Reserves for reported but not settled claims are based on estimate of future payments that will be made in respect of claims, including expenses relating to such claims. These estimates are made on a case-by-case basis, based on the facts and circumstances at the time the reserves are established. Reserves for IBNR claims are established to recognize the estimated

costs, including expenses, necessary to bring claims arising out of losses to final settlement. These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims.

- *Unearned Premium Reserves.* We calculate these reserves on a pro rata basis over the term of the related policy coverage, which is generally 365 days, and the unearned premium reserve represents the portion of net written premiums relating to unexpired periods of coverage.

- *Premium Deficiency Reserves.* We assess premium deficiency reserves, if any, on the basis of estimates of future claims, costs, premiums earned and investment income. Premium deficiency reserves are disclosed in our consolidated financial statements, when material, as a separate provision. We did not have to provide for any premium deficiency reserves in 2001, 2002 and 2003.

Please see the section headed "Business — Property and Casualty Insurance — Reserves" for a more detailed discussion of our property and casualty insurance reserves determined for purposes of our consolidated financial statements included in the Accountants' Report set forth in Appendix I, which are prepared in accordance with IFRS.

The establishment of reserves is an inherently uncertain process, and accordingly, we cannot assure you that ultimate losses will not differ from our initial estimates. See the section headed "Risk Factors — Risks Relating to Our Insurance Operations — Differences between actual benefits and claims experience and underwriting and reserving assumptions may require us to increase our reserves".

PRC Statutory Reserves

As we are a PRC insurance company, we are required to maintain, for purposes of our PRC statutory accounts, statutory reserves that are determined pursuant to PRC Insurance Law as well as PRC statutory accounting standards. These statutory reserves may be different, in certain material respects, from our reserves determined for purposes of our consolidated financial statements included in the Accountants' Report set forth in Appendix I, which are prepared in accordance with IFRS. See the sections headed "Business — Life Insurance — Reserves" and "Business — Property and Casualty Insurance — Reserves" for a discussion of our PRC statutory reserves.

Claims, Surrenders, Annuities and Maturities

Our claims, surrenders, annuities and maturities totaled RMB7,274 million, RMB12,693 million and RMB13,585 million in 2001, 2002 and 2003, respectively. Our claims, surrenders, annuities and maturities have generally increased as our business has expanded. These benefits accounted for approximately 17.8%, 21.7% and 21.5% of our gross written premiums and policy fees in 2001, 2002 and 2003, respectively. While claims, policy surrenders and maturities and payments on annuities generally have an adverse effect on our results of operations in any particular year, this impact on our results of operations is partially offset by the release in such year of the portion of the reserves relating to surrendered and matured policies.

The following table summarizes total amounts paid pursuant to claims, annuities and maturities, surrenders, and death and other benefits under our life insurance policies and our property and casualty insurance policies, as applicable, for the periods indicated:

	For the year ended December 31,					
	2001		2002		2003	
	Amount	% of total	Amount	% of total	Amount	% of total
	(in millions of RMB, except percentages)					
Claims	3,082	42.4%	3,991	31.4%	5,812	42.8%
Annuities and maturities	2,294	31.5	5,708	45.0	4,114	30.2
Surrenders	1,557	21.4	2,528	19.9	3,010	22.2
Death and other benefits	341	4.7	466	3.7	649	4.8
Total	7,274	100.0%	12,693	100.0%	13,585	100.0%

Persistency is important to the operating results of most life insurance products because policies that are surrendered or lapse in the first several years may not generate enough revenue to recover our acquisition costs. As is true for the life insurance industry in general, our first year acquisition costs are generally higher than those in subsequent years, due to commissions and one-time underwriting and issuance expenses. Continued high levels of surrenders would have an adverse effect on our financial condition and results of operations. Policy terms of our life insurance products generally include surrender and withdrawal provisions that mitigate the risk of loss due to early withdrawals. These provisions generally limit the amount of penalty-free withdrawals, limit the circumstances under which withdrawals are permitted or assess a surrender charge. In addition, our life insurance policies generally do not permit partial withdrawal of policy proceeds, although the terms of these policies generally permit the policyholder to obtain a loan up to a certain percentage of reserves.

Deferred Policy Acquisition Costs

The costs of acquiring new policies, including commissions, underwriting, marketing and policy issuance expenses, which vary with and are directly related to the production of the new business, are deferred. The carrying value and amortization of the Group's deferred policy acquisition costs are mainly affected by the following factors:

- For traditional life insurance and annuity policies having regular premium payments, deferred policy acquisition costs are amortized over the expected life of the insurance contracts as a constant percentage of expected premiums, which is estimated at the date of policy issuance and is consistently applied throughout the life of the policy;
- For investment type contracts, such as investment-linked contracts, deferred policy acquisition costs are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits that are expected to be realized over the life of the policy;
- For property and casualty and short-term life insurance policies, acquisition costs are deferred and amortized over the period in which the related written premiums are earned and which is generally over a twelve month period or less. The carrying value of deferred policy acquisition costs for policies of this nature is usually only affected if a premium deficiency arises. A premium deficiency may arise if it is expected that the

claim experience on the unexpired portion of the insurance policies in force will exceed (a) the profit margin expected and (b) any deferred acquisition costs incurred in selling the insurance policies in question. When such situations arise, the amortization of deferred policy acquisition costs is accelerated until the relevant amounts are totally written off and, when necessary, a premium deficiency reserve is established; and

- For long-term life insurance policies, deferred policy acquisition costs are subject to recoverability testing at policy issuance and periodic loss recognition testing thereafter. In general, the risk factors affecting the carrying value of deferred policy acquisition costs will largely depend on the actual experience from time to time against those assumptions, including, among others, mortality, morbidity, investment return, lapse and inflation, assumed by the actuary at policy issuance. If such experience analysis in the aggregate for a class of business produces an unfavorable result which indicates that balance of deferred policy acquisition costs cannot be recovered from future profits, then in similar fashion to the paragraph above, an accelerated write down of deferred policy acquisition costs will incur, which is followed by the establishment of additional reserves. Should the actual experience be favorable, on the other hand, there is no deceleration of the amortization of deferred policy acquisition costs for long-term life insurance policies.

Negative Interest Rate Spread on Legacy High Guaranteed Return Products

Like other major PRC life insurance companies, we offered life insurance products with relatively high guaranteed rates of return from 1995 to 1999, primarily as a result of the then prevailing high market interest rates. As of December 31, 2003, based on an assumed discount rate equal to the earned rate or 10.0%, the earned rate or 12.5% and the earned rate or 15.0%, without deducting the cost of holding required solvency margin, our central estimate of the value of in-force business written prior to June 1999 was negative RMB25,129 million, negative RMB22,102 million and negative RMB19,504 million, respectively. As of the same date, based on an assumed discount rate equal to the earned rate or 10.0%, the earned rate or 12.5% and the earned rate or 15.0%, without deducting the cost of holding required solvency margin, our central estimate of the value of in-force business written after June 1999 was RMB33,057 million, RMB29,752 million and RMB26,884 million, respectively. See the section headed "Composition of the Value of In-force Business" in the Consulting Actuaries' Report set forth in Appendix IV. As market interest rates in the PRC have generally decreased over the past few years, interest rates earned by us for those products have fallen below the assumed interest rates used in the calculation of premiums and policy fees. Since the assumed mortality and morbidity rates and administrative expenses used in calculating premiums for our insurance products are estimated conservatively, the difference between actual and assumed mortality and morbidity rates and expense experience have to date generally offset some shortfall in interest rates. As a result, the substantial shortfall between the market interest rates and the guaranteed return rates have resulted in a negative interest rate spread, which has adversely affected our results of operations in the following primary respects:

- *Rendered our guaranteed return products unprofitable.* Gains from lower than expected mortality and morbidity rates and administrative expenses have not been

sufficient to cover the negative interest rate spread attributable to these products. This has resulted in our guaranteed return products becoming unprofitable, and has caused us to incur a net loss with respect to these products. As of December 31, 2001, 2002 and 2003, policyholders' reserves for life insurance policies with guaranteed rates of return equal to or in excess of 5%, as calculated based on our PRC GAAP financial data, were approximately RMB51,123 million, RMB57,718 million and RMB67,528 million, respectively, and represented 68.5%, 53.3% and 45.3% of our total policyholders' reserves, respectively. The increase of the policyholders' reserves for life insurance policies with guaranteed rates of return equal to or in excess of 5% from 2001 to 2003 was primarily due to renewal premiums we collected from these existing policies.

- *Reduced our operating profit through acceleration of the amortization of deferred policy acquisition costs.* The negative interest rate spread will generally adversely affect the projected profitability of the guaranteed return products, which may require us to accelerate the amortization of deferred policy acquisition costs relating to such products, thereby reducing our operating profit.

In 2003, the average pricing rate for our guaranteed return life insurance policies issued prior to June 1999 was approximately 6.9%. In June 1999, the CIRC imposed a cap of 2.5% with respect to the guaranteed rate of return a life insurance company may offer on its products. As a result, we have offered guaranteed return products with rates equal to or less than 2.5%, which has partially reduced the overall impact of the negative interest rate spread on our results of operations. In addition, we have changed our product portfolio mix to increasingly emphasize products that are less sensitive to interest rate movements, such as investment-linked and participating life insurance products. The average pricing rate for all of our guaranteed return life insurance products was approximately 5.8%, 5.3% and 5.0% in 2001, 2002 and 2003, respectively, while our average investment return was approximately 5.8%, 4.1% and 4.4% in 2001, 2002 and 2003, respectively. We expect these high guaranteed return insurance policies to decline as a percentage of our total in-force life insurance policies as our new policies that have lower guaranteed rates of return or do not offer guaranteed rates of return continue to grow.

Ping An Securities

Prior to May 2001, we directly and indirectly held a 100% interest in Ping An Securities. On May 22, 2001, in connection with an increase in the registered capital of Ping An Securities and as required by the CRSC, our indirect equity interest in Ping An Securities was reduced to 30.0%. On October 22, 2003, Ping An Trust acquired an additional 34.1% equity interest of Ping An Securities resulting in our indirect equity interest in Ping An Securities increased to 63.6%. The goodwill arising from such acquisition amounted to RMB245 million. As a result, the results of Ping An Securities were reflected in our results of operations as an investment income (after the Group's indirect equity interest was reduced to 30.0%) in an associated company from May 22, 2001 to October 21, 2003, and since October 22, 2003, we have consolidated the financial results of Ping An Securities in our financial statements.

IFRS 4 — Insurance Contracts

On March 31, 2004, the IASB issued IFRS 4, "Insurance Contracts", which would apply to insurance contracts that an entity issues and reinsurance contracts that it holds, except for specified contracts covered by other IFRSs. IFRS 4 will be applicable for our IFRS financial statements for the year ending December 31, 2005. Our current accounting policies are in compliance with majority of the requirements of IFRS 4. We believe the adoption of IFRS 4 in 2005 will not have a material impact on our financial condition and results of operations. See the section headed "Basis of Presentation" in the Accountants' Report set forth in Appendix I to this prospectus.

TRADING RECORD

You should read the selected consolidated financial and operating information set forth below in conjunction with our consolidated financial statements included in the Accountants' Report set forth in Appendix I, which are prepared in accordance with IFRS. The selected consolidated results for the three years ended December 31, 2003, and the selected balance sheet information as of December 31, 2001, 2002 and 2003, set forth below are derived from the Accountants' Report set forth in Appendix I to this prospectus. The basis of presentation is set forth in note 1(2) to the Accountants' Report. For a description of the nature of unearned premium reserves, policyholders' reserves, deferred policy acquisition costs and claim reserves, see notes 2(16), 2(15), 2(10) and 2(16), respectively, to the Accountants' Report set forth in Appendix I to this prospectus.

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB, except per share data)		
Income Statement Data			
Gross written premiums and policy fees, net of business tax and surcharges	40,955	58,420	63,134
Less: premiums ceded to reinsurers	(2,700)	(3,720)	(3,800)
Net written premiums and policy fees	38,255	54,699	59,334
Increase in unearned premium reserves[1]	(1,264)	(1,402)	(485)
Net earned premiums	36,992	53,297	58,849
Reinsurance commission income	928	1,195	1,248
Investment income and other income	3,914	4,256	6,527
Total revenue	41,834	58,748	66,623
Policy acquisition costs deferred	7,184	8,320	7,483
Amortization of deferred policy acquisition costs	(2,654)	(3,301)	(4,598)
Change in deferred policy acquisition costs[2]	4,530	5,019	2,885
Claims, surrenders, annuities and maturities	(7,274)	(12,693)	(13,585)
Policyholder dividends and reserves	(118)	(131)	(988)
Increase in policyholders' reserves[3]	(24,814)	(35,648)	(40,417)
Commission expenses	(5,680)	(6,692)	(5,676)
General and administrative expenses	(4,471)	(5,596)	(5,718)
Finance costs	(23)	(175)	(224)
Provision for insurance guarantee fund	(65)	(80)	(84)
Total expenses	(37,915)	(55,995)	(63,807)
Operating profit	3,919	2,753	2,816
Share of profits (losses) of associates	(65)	(59)	5
Income taxes	(900)	(689)	(494)
Net profit before minority interests	2,954	2,005	2,327
Minority interests	(2)	12	(7)
Net profit attributable to shareholders	2,952	2,017	2,320
Dividends	266	266	493
Dividends per Share	0.06	0.06	0.10
Basic earnings per Share	0.66	0.45	0.47

	As of December 31,		
	2001	2002	2003
	(in millions of RMB)		
Balance Sheet Data			
Assets			
Investments			
Held-for-trading investments	3,534	3,437	6,799
Available-for-sale investments	18,657	22,686	14,764
Held-to-maturity investments	—	9,991	32,332
Loans and receivables originated by the enterprise			
Bonds	4,170	5,667	19,170
Fixed deposits	45,923	73,439	78,233
Placements and loans	6,204	9,541	3,285
Investment in an associate	381	275	3
Investment properties, net	1,523	1,494	1,333
Total investments	80,392	126,530	155,920
Other Assets			
Cash and cash equivalents	4,955	3,815	8,017
Premium receivables, net	401	392	439
Interest receivables, net	144	394	316
Claims recoverable	687	775	1,338
Deferred policy acquisition costs	12,457	17,476	20,361
Statutory deposits	444	444	1,200
Property, plant and equipment, net	2,470	2,704	3,147
Construction-in-progress, net	207	143	146
Land use rights, net	494	847	924
Goodwill	—	—	241
Deferred tax assets	269	199	293
Other assets	815	872	1,078
Separate account (investment-linked) assets	4,979	8,006	10,059
Total other assets	28,322	36,066	47,559
Total assets	108,714	162,596	203,479

	As of December 31,		
	2001	2002	2003
	(in millions of RMB)		
Equity and Liabilities			
Equity			
Paid-in-capital	2,220	2,467	4,933
Reserves	4,180	9,322	7,667
Retained profits/(accumulated deficits)	(1,130)	(102)	352
Total equity	5,270	11,687	12,952
Minority interests	101	113	337
Liabilities			
Customers' deposits	—	—	2,304
Short term borrowings	3,001	8,313	200
Premiums received in advance	1,499	2,604	2,129
Commission payable	576	544	497
Claim reserves[(4)]	2,248	2,836	4,817
Payable to reinsurers	21	283	270
Dividends payable to shareholders	—	—	—
Policyholder dividends payable and reserves	118	237	1,189
Deposits from policyholders	80	68	49
Deposits from reinsurers	268	283	130
Unearned premium reserves	3,895	5,296	5,781
Policyholders' reserves	83,880	119,528	159,945
Taxes payable	608	618	326
Insurance guarantee fund	538	618	711
Other liabilities	1,629	1,561	1,785
Separate account (investment-linked) liabilities	4,979	8,006	10,059
Total liabilities	103,342	150,796	190,190
Total equity and liabilities	108,714	162,596	203,479

(1) A change in the unearned premium reserves is required where there is a change in the premium income from general and short-term life insurance policies, or premiums for general and short-term life insurance policies are written at different dates, even if the total premiums written do not differ materially between each year.

(2) Consists of policy acquisition costs deferred and amortization of deferred policy acquisition costs. A change in deferred policy acquisition costs is required where there is a change in acquisition costs incurred, which are eligible for deferral due primarily to a change in the premium income and/or its mix from the individual life insurance business, or there is a change in the cost structure or a change in the estimates following the application of a loss recognition test.

(3) A change in the policyholders' reserves is required where there is a change in: (i) the number of in-force policies, (ii) valuation interest rates, or (iii) assumptions, including mortality and morbidity assumptions. A change in reserves is also required where payments of maturities and annuities are charged to the income statement.

(4) A change in claim reserves is required where there is (i) a change in the number and/or amount of material claims reported but not settled, (ii) a change in claims experience or expectations or (iii) a change in the timing for settlement of claims.

	For the year ended December 31,		
	2001	2002	2003
Financial and Operating Ratios			
Group			
Return on average equity	75.1%	23.8%	18.8%
Return on average assets	3.2%	1.5%	1.3%
Investment yield(1)	5.6%	4.0%	4.5%
Life Insurance			
Operating expense ratio(2)	9.4%	7.9%	7.4%
Commission ratio(3)	14.4%	11.2%	8.7%
Benefit ratio(4)	87.9%	93.2%	95.2%
Investment yield(1)	5.8%	4.1%	4.4%
Property and Casualty Insurance			
Retention ratio(5)	66.3%	67.3%	65.2%
Loss ratio(6)	66.9%	57.1%	68.2%
Expense ratio(7)	50.1%	41.3%	31.2%
Combined ratio(8)	117.0%	98.3%	99.5%
Investment yield(1)	5.5%	3.8%	5.1%

(1) Ratio of investment income to average investments at the beginning and end of the year.

(2) Ratio of operating expense, including non-commission acquisition costs, to net earned premiums.

(3) Ratio of commission expense to net earned premiums.

(4) Ratio of life insurance policy benefits, surrender benefits, policyholder dividends, and increase in policyholders' reserves to net earned premiums.

(5) Ratio of net written premiums to gross written premiums.

(6) Ratio of incurred losses and reinsurance losses net of reinsurance recoverable and prior incurred losses recoverable to net earned premiums, before deduction of business tax and surcharges.

(7) Ratio of operating expense, business tax and surcharges, commission expense, reinsurance commission expense, provision for insurance guarantee fund, net of reinsurance commission income and change in deferred policy acquisition costs, to net earned premiums.

(8) The sum of loss ratio and expense ratio.

The decline in the return on average equity ratio from 2001 to 2002 and from 2002 to 2003 was primarily caused by a capital injection from HSBC Insurance at the end of 2002, which increased the denominator used to compute the ratio in 2002 and 2003. The decline in the commission ratio in the corresponding period was primarily due to our implementation of our cost control initiatives that reduced commission expense and a change in our product mix because the proportion of new business from the group life insurance and bancassurance business was higher in 2002 and 2003 than in 2001. Since group life insurance and bancassurance are mainly single premium products, the commission rates for these products are generally lower than regular premium products. The decline in the loss ratio from 2001 to 2002 was primarily attributable to significantly lower losses in 2002 in our automobile loan credit insurance, cargo insurance and other insurance policies. These reductions were achieved, in part, through our implementation of more stringent underwriting procedures with a focus on profitability through careful selection of risk exposure. The increase in the loss ratio from 2002 to 2003 was primarily attributable to an increase in losses associated with our

automobile, commercial property and homeowners' insurance policies, which represent a significant portion of our property and casualty insurance business. The decline in expense ratio from 2001 to 2002 and from 2002 to 2003 was primarily caused by (i) our implementation of cost control initiatives that reduced general and administrative expenses and commission expense and (ii) the reduction of the business tax rate from 7% in 2001 to 5% in 2003 resulting from a change in the relevant PRC tax law.

CRITICAL ACCOUNTING POLICIES

Accounting estimates are an integral part of our consolidated financial statements and are based upon our management's current judgments. Note 2 to the Accountants' Report set forth in Appendix I includes a summary of principal accounting policies used in the preparation of our consolidated financial statements. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimates may differ significantly from management's current judgments. Estimates related to critical accounting policies involve significant judgment. The determination of these critical accounting policies is fundamental to our financial condition and results of operations, and requires management to make complex judgments based on information and data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, and the use of different assumptions or data could produce materially different results. In addition, actual results could differ from estimates and may have a material adverse effect on our business, financial condition, results of operations or cash flows. We believe the following represents our critical accounting policies.

Investments

Investments are classified by management into the following categories: held-for-trading investments; loans and receivables originated by the enterprise; held-to-maturity investments; and available-for-sale investments. Investments acquired principally for the purpose of generating a profit from short-term price fluctuations are classified as held-for-trading investments. Loans and receivables originated by us by providing money, goods, or services directly to a debtor, other than those that are originated with the intent to be sold immediately or in the short-term, are classified as loans and receivables originated by the enterprise. Investments with fixed or determinable payments and fixed maturity that we have the positive intent and ability to hold to maturity, other than loans and receivable originated by the enterprise, are classified as held-to-maturity investments. All other investments are classified as available-for-sale investments.

All purchases and sales of investments are recognized on the trade date.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Held-for-trading investments and available-for-sale investments are subsequently carried at fair value, except for certain equity investments (categorized as available-for-sale investments) that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Such equity investments are measured at their cost less any provision for impairment losses. We consider this treatment appropriate because there is no

reliable open market value for these securities, there is uncertainty as to their future cash flows, the variability in the range of reasonable fair value estimates is significant and, as a result, the probabilities of the various outcomes are difficult to assess.

The fair values of listed bond investments, listed equity securities and listed equity investment funds are assessed at the balance sheet date with reference to the quoted prices on the last trading day on the applicable exchanges.

The fair values of bonds traded in the tertiary trading market are assessed each year at the balance sheet date with reference to the last transacted price. If the last transaction price is not current, or if a tertiary trading market is not available, the fair values are determined by discounted cash flow analysis. The discount rates are determined by reference to yield rates of similar listed bonds at the balance sheet date.

Changes in the fair values of held-for-trading investments are included in our consolidated results.

Changes in the fair values of available-for-sale investments, net of deferred tax, are recognized as a separate component of equity until the investment is de-reorganized, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in our consolidated results. We de-recognize a financial asset or a portion of a financial asset when, and only when, we lose control of the contractual rights that comprise the financial asset (or a portion of the financial asset). A financial asset is impaired if its carrying amount is greater than its estimated recoverable amount.

Loans and receivables originated by the enterprise and held-to-maturity investments are subsequently measured at amortized cost less any impairment losses. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity, using the effective interest rate method. For investments carried at amortized cost, gains and losses are recognized in income when the investments are de-recognized or impaired, as well as through the amortization process.

Deferred Policy Acquisition Costs

Some of the costs that are directly related to the acquisition of new long-term life insurance policies and investment-linked life insurance policies are deferred. These costs include commissions, underwriting, marketing and policy issue expenses. These deferred policy acquisition costs are subject to recoverability testing at the time of the issue of the policy and at the end of each accounting period.

For traditional life insurance and annuity policies, deferred policy acquisition costs are amortized over the expected life of the policies as a constant percentage of expected premiums, which are estimated at the date of the issue of the policy and are consistently applied throughout the life of the policy, unless premium deficiency occurs.

For investment-linked life insurance policies, deferred policy acquisition costs are amortized over the expected life of the policies based on a constant percentage of the present value of estimated gross profits expected to be realized over the life of the policies. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender, less benefit claims in excess of policyholder balances,

administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in our net profit.

For our short-term life and property and casualty insurance policies, acquisition costs are mainly represented by commissions and premium taxes, which vary with and are directly related to the acquisition of business. These costs are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts, after considering expected future investment income. Contributions received from reinsurers towards acquisition costs are deferred in an identical manner.

Reserves for Long-Term Life Insurance Policies

Long-term life insurance policies are not subject to unilateral changes in their provisions and require the performance of various functions and services (including insurance protection) for an extended period. Participating life insurance policies, traditional life insurance polices and annuity products are usually considered as long-term life insurance policies.

Future life policyholders' benefits liabilities for other traditional life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses and investment return, including a margin for adverse deviation. The assumptions are established at the issue of the policy and remain unchanged except where premium deficiency occurs.

For policies where the premium payment period is less than the policy term, an extra reserve, often known as deferred profit liability, is also included in policyholders' reserves. The deferred profit liability ensures a profit emergence in a constant relationship to the amount of our total in-force insurance policies.

Reserves for Short-Term Life and Property and Casualty Insurance Policies

Short-term life insurance and property and casualty insurance policies provide insurance coverage for a fixed period of short duration and the policy terms enable the insurer to cancel the policy or to adjust the provisions of the policy at the end of any policy period.

Claim reserves comprise a best estimate of short-term life and property and casualty insurance provisions for losses and loss adjustment expenses. They represent the accumulation of estimates for ultimate losses less a deduction for the estimated value of salvage and subrogation and include provisions for IBNR losses. Methods used for determining these estimates and establishing the resulting reserves are continually reviewed and updated. Adjustments for claim reserves are reflected in our net profit for the current period. We do not discount our claim reserves to their present value.

Premium deficiency reserves are assessed for short-term life and property and casualty insurance policies on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. Where applicable, such accounts are included as a component of policyholders' reserves. Premium deficiency reserves assessed on property and casualty insurance policies are disclosed, when material, as a separate provision.

Investment-Linked Life Insurance Policies

Revenue from investment-linked life insurance policies consists of policy fees and annual management fees. Policy fees represent the cost of insurance and front-end subscription fees. Annual management fees are charged at a rate predetermined in the policies. Amounts received other than policy fees collected as premiums and management fees from these policies are reported as separate account (investment-linked) assets. Policy benefits and claims incurred in the period are charged to claim expenses in our consolidated results, to the extent such amounts are not covered by separate account funds.

Separate account (investment-linked) assets and liabilities represent funds maintained to meet specific investment objectives of policyholders who bear the investment risk. The net investment income on separate account assets accrues directly to the policyholders. The assets and liabilities of each investment-linked fund are carried at market value and are segregated from each other and from the rest of our invested assets. Subscriptions, withdrawals, net investment income and management fees expense are included in the separate account assets and liabilities and are not reflected in our consolidated results.

Revenue Recognition

We recognize revenue when it is probable that the economic benefits associated with the transaction will flow to us and the amount of the revenue can be measured reliably. We have four principal sources of revenue: insurance premium income; policy fees and management fees from investment-linked life insurance policies; interest, dividend, realized gains and changes in the fair value of investment assets; and rental income from our investment portfolio.

Long-term life insurance premiums from traditional and participating life insurance policies are recognized as revenue upon the inception of the policies when premiums are due from the policyholders. Premiums from long-term property and casualty insurance policies are recognized as revenue when due from policyholders. Short-term life insurance and property and casualty insurance premiums are recognized as revenue upon the inception of the policies.

Policy fees from investment-linked life insurance policies are equal to the difference between premiums received for investment-linked life insurance policies and the amount of premiums allocated to separate account (investment-linked) assets and liabilities. Annual management fees are computed at the predetermined contract rate and charged at the end of each month.

Interest income from investment assets is recognized on an accrual basis. Dividends from investment assets are recognized when the right to receive payment is established. Trading income comprises realized gains and losses from all investment assets and all unrealized gains and losses from investments assets classified as held-for-trading.

Rental income from investment properties (after deduction of the aggregate cost of incentives granted to lessees) is recognized as income on the straight-line basis over the lease terms.

RESULTS OF OPERATIONS

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Written Premiums and Policy Fees. Our gross written premiums and policy fees, after excluding amounts allocated to separate account (investment-linked) assets as well as business tax and surcharges, increased 8.1% to RMB63,134 million in 2003 from RMB58,420 million in 2002. This increase was primarily due to the continued increase in demand for our insurance products resulting from the continued economic growth, as well as the ongoing economic and demographic transformation, in the PRC. The growth in our gross written premiums and policy fees in 2003 was slower as compared to 2002, as we decided to manage the growth of our overall business in 2003, with a view towards optimizing our product mix and enhancing our profit margins. Our business tax and surcharges decreased 14.3% to RMB552 million in 2003 from RMB644 million in 2002. This decrease was principally a result of a decrease in the applicable business tax rate to 5% in 2003 from 6% in 2002, which was partially offset by the increase in our gross written premiums and policy fees for short-term life and property and casualty insurance policies in 2003.

Premiums ceded to reinsurers increased 2.2% to RMB3,800 million in 2003 from RMB3,720 million in 2002. This increase was primarily due to the increase in our gross written premiums and policy fees for short-term life and property and casualty insurance policies in 2003. After taking into account premiums ceded to reinsurers, our net written premiums and policy fees increased 8.5% to RMB59,334 million in 2003 from RMB54,699 million in 2002.

Net Earned Premiums. Our net earned premiums increased 10.4% to RMB58,849 million in 2003 from RMB53,297 million in 2002. This increase was primarily due to an increase in our net written premiums and policy fees and a lower increase in unearned premium reserves in 2003 compared to 2002. In particular, the lower increase in our unearned premium reserves was RMB485 million in 2003 compared to RMB1,402 million in 2002. This lower increase in unearned premium reserves was mainly attributable to slower growth of our gross written premiums and polices fees of 8.1% in 2003 compared to 42.6% in 2002. Our net earned premiums as a percentage of our total revenue decreased to 88.3% in 2003 from 90.7% in 2002.

Reinsurance Commission Income. Our reinsurance commission income, which we receive from reinsurers to whom we cede premiums, increased 4.4% to RMB1,248 million in 2003 from RMB1,195 million in 2002. This increase was primarily due to the increase in premiums ceded to reinsurers resulting from the increase in our gross written premiums and policy fees.

Investment Income and Other Income. Our investment income and other income increased 53.4% to RMB6,527 million in 2003 from RMB4,256 million in 2002. This increase was primarily due to an increase in our interest income from fixed and other bank deposits and a significant increase in the fair value of our equity investments, which was partially offset by a net realized loss on our investments in 2003, lower interest income from collateralized placements and a decrease in dividend income. Our investment income and other income increased as a percentage of our total revenue to 9.8% in 2003 from 7.2% in 2002.

Interest income from bonds increased 116.4% to RMB2,142 million in 2003 from RMB990 million in 2002. This increase was primarily due to a significant increase in our bonds to RMB68,176 million as of December 31, 2003 from RMB38,746 million as of December 31,

2002. Interest income from fixed and other bank deposits increased 15.2% to RMB3,520 million in 2003 from RMB3,055 million in 2002. This increase was primarily due to the increase in our fixed deposits to RMB78,233 million in 2003 from RMB73,439 million in 2002. The increase in the fair value of our held-for-trading investments (unrealized gain) was RMB407 million in 2003, compared to a decrease in the fair value of our held-for-trading investments (unrealized loss) in the amount of RMB535 million in 2002. The increase in the fair value was principally a result of an upturn in the PRC securities markets in 2003. Interest income from collateralized placements decreased 27.6% to RMB118 million in 2003 from RMB163 million in 2002. This decrease was mainly due to a decrease in our collateralized placements, which primarily consists of reverse repurchase agreements. Our dividend income decreased 33.0% to RMB69 million in 2003 from RMB103 million in 2002. This decrease was mainly due to lower distributions by the equity investment funds in our investment portfolio. Net realized loss from our investments was RMB17 million in 2003 compared to a net realized gain of RMB238 million in 2002.

Total Revenue. As a result of the foregoing, our total revenue increased 13.4% to RMB66,623 million in 2003 from RMB58,748 million in 2002.

Change in Deferred Policy Acquisition Costs. The change in our deferred policy acquisition costs was RMB2,885 million in 2003 compared to RMB5,019 million in 2002. The change in our deferred policy acquisition costs decreased as a percentage of our gross written premiums and policy fees to 4.6% in 2003 from 8.6% in 2002. These decreases were primarily due to a decrease in the first year premiums from our individual life insurance products. In addition, group insurance and bancassurance products, on which we generally have lower policy acquisition costs, accounted for a larger portion of our gross written premiums and policy fees in 2003. In 2003, the amortization of our deferred policy acquisition costs relating to our group insurance business was accelerated due to loss recognition, in which the deferred policy acquisition costs balance of RMB5 million was written down to zero balance as of December 31, 2003.

Claims, Surrenders, Annuities and Maturities. Our claims, surrenders, annuities and maturities increased 7.0% to RMB13,585 million in 2003 from RMB12,693 million in 2002. This increase was primarily due to increases in: (1) payments relating to claims, (2) payments made upon the surrender of insurance policies and (3) death and other benefits paid. In addition, there was a significantly larger increase in our gross claim reserves in 2003 compared to 2002. Claims, surrenders, annuities and maturities decreased as a percentage of our gross premiums and policy fees to 21.5% in 2003 from 21.7% in 2002. See the sections headed "— Segmental Operating Results — Life Insurance — Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 — Claims, Surrenders, Annuities and Maturities" and "— Segmental Operating Results — Property and Casualty Insurance — Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 — Claims".

Policyholder Dividends and Reserves. Policyholder dividends and reserves increased significantly to RMB988 million in 2003 from RMB131 million in 2002. This increase was primarily due to a substantial increase in the policyholders' reserves for our participating life insurance policies and an increase in investment returns for these policies as well as a significant increase in the total number of our in-force participating life insurance policies. In particular, the statutory policyholders' reserves from our participating life insurance policies

increased to RMB51,826 million as of December 31, 2003 from RMB27,030 million as of December 31, 2002.

Increase in Policyholders' Reserves. The increase in our policyholders' reserves was RMB40,417 million in 2003 compared to RMB35,648 million in 2002. The larger increase in 2003 was mainly due to an increase in gross written premiums attributable to our long-term life insurance policies. The increase in our policyholders' reserves represented 64.0% and 61.0% of our gross written premiums and policy fees in the 2003 and 2002, respectively.

Commission Expenses. Our commission expenses, which we pay primarily to agents that sell our insurance products, decreased 15.2% to RMB5,676 million in 2003 from RMB6,692 million in 2002. Our commission expenses decreased as a percentage of our gross written premiums and policy fees to 9.0% in 2003 from 11.5% in 2002. These decreases were principally a result of group insurance and bancassurance products, on which we generally pay lower commissions, accounting for a larger portion of our gross written premiums and policy fees in 2003, as well as a general decrease in commission rates of our property and casualty insurance business.

General and Administrative Expenses. Our general and administrative expenses increased 2.2% to RMB5,718 million in 2003 from RMB5,596 million in 2002. Our general and administrative expenses decreased as a percentage of our gross written premiums and policy fees to 9.1% in 2003 from 9.6% in 2002. This decrease was primarily due to increasing economies of scale and the implementation of cost control initiatives.

Finance Costs. Our finance costs increased to RMB224 million in 2003 from RMB175 million in 2002. This increase was primarily due to an increase in our short-term borrowings in the form of repurchase agreements.

Provision for Insurance Guarantee Fund. Our provision for insurance guarantee fund increased to RMB84 million in 2003 from RMB80 million in 2002. This increase was primarily due to an increase in net written premiums from our accident insurance and short-term health insurance products, which is partially offset by a decrease of net written premiums for our property and casualty insurance products. We are required under the applicable CIRC regulations to maintain an insurance guarantee fund equal to 1% of the net written premiums received for our property and casualty insurance, accident insurance and short-term health insurance products, subject to a maximum balance equal to 6% of our total assets calculated in accordance with PRC GAAP.

Total Expenses. As a result of the foregoing, our total expenses increased 14.0% to RMB63,807 million in 2003 from RMB55,995 million in 2002.

Operating Profit. As a result of the foregoing, our operating profit increased 2.3% to RMB2,816 million in 2003 from RMB2,753 million in 2002.

Share of Profits (Losses) of Associates. Our share of profit of associates was RMB5 million in 2003 compared to a loss of RMB59 million in 2002.

Income Taxes. Our income taxes decreased 28.3% to RMB494 million in 2003 from RMB689 million in 2002. This decrease was principally a result of (1) our investment income, which constituted an increasing portion of our operating profit in 2003, being entitled to preferential tax treatment in Shenzhen and (2) a one-off tax refund we received from the state tax bureau in connection with income taxes paid on the distributions from our equity

investment funds. This one-off tax refund was not available to us in previous years. Our effective tax rates in 2003 and 2002 were 22.7% (before tax refund) and 25.6%, respectively.

Net Profit Attributable to Shareholders. As a result of the foregoing, and after taking into account minority interests, our net profit increased 15.0% to RMB2,320 million in 2003 from RMB2,017 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Written Premiums and Policy Fees. Our gross written premiums and policy fees, after excluding amounts allocated to separate account (investment-linked) assets as well as business tax and surcharges, increased 42.6% to RMB58,420 million in 2002 from RMB40,955 million in 2001. This increase was primarily due to: (1) an increase in the demand for our insurance products resulting from the continued economic growth, as well as the ongoing economic and demographic transformation, in the PRC and (2) the continued expansion of our product offerings and distribution channels, which enabled us to reach new customers. Our business tax and surcharges increased to RMB644 million in 2002 from RMB643 million in 2001. This increase was principally a result of the increase in our gross written premiums and policy fees for short-term life insurance and property and casualty insurance policies in 2002, which was partially offset by a decrease in the applicable business tax rate to 6% in 2002 from 7% in 2001.

Premiums ceded to reinsurers increased 37.8% to RMB3,720 million in 2002 from RMB2,700 million in 2001. This increase was principally a result of the increase in our gross written premiums and policy fees for short-term life insurance and property and casualty insurance policies. Premiums ceded to reinsurers decreased as a percentage of our gross written premiums and policy fees to 6.4% in 2002 from 6.6% in 2001. After taking into account premiums ceded to reinsurers, our net written premiums and policy fees increased 43.0% to RMB54,699 million in 2002 from RMB38,255 million in 2001.

Net Earned Premiums. Our net earned premiums increased 44.1% to RMB53,297 million in 2002 from RMB36,992 million in 2001. This increase was primarily due to the increase in our net written premiums and policy fees, which was partially offset by a higher increase in unearned premium reserves in 2002 compared to 2001. In particular, the increase in our unearned premium reserves was RMB1,402 million in 2002 compared to RMB1,264 million in 2001. The higher increase in unearned premium reserves in 2002 was mainly attributable to the increase in gross written premiums for short-term life and property and casualty insurance policies. Our net earned premiums increased as a percentage of our total revenue to 90.7% in 2002 from 88.4% in 2001.

Reinsurance Commission Income. Our reinsurance commission income, which we receive from reinsurers to whom we cede premiums, increased 28.8% to RMB1,195 million in 2002 from RMB928 million in 2001. This increase was principally due to the increase in premiums ceded to reinsurers resulting from the increase in gross written premiums for short-term life and property and casualty insurance policies in 2002.

Investment Income and Other Income. Our investment income and other income increased 8.7% to RMB4,256 million in 2002 from RMB3,914 million in 2001. This increase was primarily due to an increase in our interest income from fixed and other bank deposits, bonds and collateralized placements and a lower decrease in fair value of our held-for-trading

investments, which was partially offset by a decrease in dividend income and a decrease in net realized gain on our investments. Our investment income and other income decreased as a percentage of our total revenue to 7.2% in 2002 from 9.4% in 2001.

Interest income from fixed and other bank deposits, bonds and collateralized placements increased 36.2% to RMB4,208 million in 2002 from RMB3,090 million in 2001. This increase was primarily due to: (1) a significant increase in our fixed deposits to RMB73,439 million as of December 31, 2002 from RMB45,923 million as of December 31, 2001 and (2) a significant increase in our bonds to RMB38,746 million as of December 31, 2002 from RMB23,755 million as of December 31, 2001, which was partially offset by lower yields resulting from the declining interest rate environment. The decrease in fair value of our held-for-trading investments (unrealized loss) was RMB535 million in 2002 compared to RMB611 million in 2001. The continued decrease in fair value was principally a result of the continued downturn in the PRC securities markets in 2002. Our dividend income decreased 86.4% to RMB103 million in 2002 from RMB756 million in 2001. This decrease was mainly due to lower distributions by the equity investment funds in our investment portfolio. Net realized gain on our investments decreased 33.4% to RMB237 million in 2002 from RMB356 million in 2001. This decrease was primarily due to the continued downturn in the PRC securities market.

Total Revenue. As a result of the foregoing, our total revenue increased 40.4% to RMB58,748 million in 2002 from RMB41,834 million in 2001.

Change in Deferred Policy Acquisition Costs. The change in our deferred policy acquisition costs was RMB5,019 million in 2002 compared to RMB4,530 million in 2001. This was principally a result of the increase in gross written premiums for long-term life insurance policies. The change in our deferred policy acquisition costs decreased as a percentage of our gross written premiums and policy fees to 8.6% in 2002 from 11.1% in 2001. This decrease was primarily due to the increase in the sales of single premium insurance products, which were sold principally through our bancassurance and group distribution channels.

Claims, Surrenders, Annuities and Maturities. Our claims, surrenders, annuities and maturities increased 74.5% to RMB12,693 million in 2002 from RMB7,274 million in 2001. Our claims, surrenders, annuities and maturities increased as a percentage of our gross premiums and policy fees to 21.7% in 2002 from 17.8% in 2001. These increases were primarily due to increases in: (1) payments relating to claims, (2) payments made upon the surrender of insurance policies, (3) payments made on annuities and upon the maturity of insurance policies and (4) death and other benefits paid. These increases were partially offset by a smaller increase in gross claim reserves in 2002 compared to 2001. See the sections headed "— Segmental — Operating Results — Life Insurance — Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 — Claims, Surrenders, Annuities and Maturities" and "— Segmental Operating Results — Property and Casualty Insurance — Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 — Claims".

Policyholder Dividends and Reserves. Policyholder dividends and reserves increased 11.0% to RMB131 million in 2002 from RMB118 million in 2001. This increase was primarily due to an increase in the total number of our in-force participating life insurance policies, which was partially offset by a decrease in investment returns for these policies.

Increase in Policyholders' Reserves. The increase in our policyholders' reserves was RMB35,648 million in 2002 compared to RMB24,814 million in 2001. The higher increase in

2002 was mainly due to the increase in gross written premiums for long-term life insurance policies. The increase in our policyholders' reserves represented 61.0% and 60.6% of our gross written premiums and policy fees in 2002 and 2001, respectively.

Commission Expenses. Our commission expenses, which we pay primarily to agents that sell our insurance products, increased 17.8% to RMB6,692 million in 2002 from RMB5,680 million in 2001. This increase was primarily due to an increase in our gross written premiums and policy fees in 2002. Our commission expenses decreased as a percentage of our gross written premiums and policy fees to 11.5% in 2002 from 13.9% in 2001. This decrease was principally a result of renewal premiums and bancassurance products, on which we generally pay lower commissions, accounting for a larger portion of our gross written premiums and policy fees in 2002.

General and Administrative Expenses. Our general and administrative expenses increased 25.2% to RMB5,596 million in 2002 from RMB4,471 million in 2001. This increase was primarily due to an increase in salaries and employee benefits, as well as an increase in rental expenses resulting from the opening of new sub-branch offices, as we continued to expand our business operations in the PRC during 2002. Our general and administrative expenses decreased as a percentage of our gross written premiums and policy fees to 9.6% in 2002 from 10.9% in 2001. This decrease was principally a result of the increasing economies of scale.

Finance Costs. Our finance costs increased to RMB175 million in 2002 from RMB23 million in 2001. This increase was principally due to an increase in short-term borrowings in the form of repurchase agreements, and was partially offset by the lower market interest rates prevailing during 2002.

Provision for Insurance Guarantee Fund. Our provision for insurance guarantee fund increased to RMB80 million in 2002 from RMB65 million in 2001. This increase was primarily due to an increase in net written premiums from our property and casualty, accident and short-term health insurance products.

Total Expenses. As a result of the foregoing, our total expenses increased 47.7% to RMB55,995 million in 2002 from RMB37,915 million in 2001.

Operating Profit. As a result of the foregoing, our operating profit decreased 29.8% to RMB2,753 million in 2002 from RMB3,919 million in 2001.

Share of Profits (Losses) of Associates. Our share of loss of associates decreased to RMB59 million in 2002 from RMB65 million in 2001. This decrease was primarily due to a smaller loss incurred by Ping An Securities. This smaller loss was principally a result of a smaller trading loss and the implementation of cost reduction measures.

Income Taxes. Our income taxes decreased 23.4% to RMB689 million in 2002 from RMB900 million in 2001. This decrease was primarily due to the decrease in our operating profit. Our effective tax rates in 2002 and 2001 were 25.6% and 23.4%, respectively.

Net Profit Attributable to Shareholders. As a result of the foregoing, and after taking into account minority interests, our net profit decreased 31.7% to RMB2,017 million in 2002 from RMB2,952 million in 2001.

SEGMENTAL OPERATING RESULTS

We have two principal business segments for reporting purposes: our life insurance business and our property and casualty insurance business. See note 7 to the Accountants' Report set forth in Appendix I to this prospectus for a discussion of our segment information.

Life Insurance

The following table sets forth selected income statement data for our life insurance business for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Income Statement Data			
Gross written premiums and policy fees, net of business tax and surcharges	34,952	50,582	55,042
Less: premiums ceded to reinsurers	(679)	(1,159)	(980)
Net written premiums and policy fees	34,274	49,423	54,062
Increase in unearned premium reserves	(303)	(225)	(256)
Net earned premiums	33,971	49,199	53,806
Reinsurance commission income	245	366	370
Investment income and other income	3,540	3,998	5,782
Total revenue	37,756	53,563	59,958
Policy acquisition costs deferred	6,518	7,287	6,453
Amortization of deferred policy acquisition costs	(2,109)	(2,562)	(3,606)
Change in deferred policy acquisition costs[1]	4,409	4,725	2,847
Claims, surrenders, annuities and maturities	(4,918)	(10,050)	(9,838)
Policyholders dividends and reserves	(118)	(131)	(988)
Increase in policyholders' reserves	(24,814)	(35,648)	(40,417)
Commission expenses	(5,149)	(5,864)	(5,074)
General and administrative expenses	(3,183)	(3,894)	(4,007)
Finance costs	(18)	(125)	(205)
Provision for insurance guarantee fund	(18)	(23)	(28)
Total expenses	(33,808)	(51,011)	(57,709)
Operating profit	3,948	2,552	2,248
Income taxes	(804)	(550)	(298)
Net profit	3,144	2,003	1,950

(1) Consists of policy acquisition costs deferred and amortization of deferred policy acquisition costs.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Written Premiums and Policy Fees. Gross written premiums and policy fees for our life insurance business, after excluding amounts allocated to separate account (investment-linked) assets as well as business tax and surcharges, increased 8.8% to RMB55,042 million in 2003 from RMB50,582 million in 2002. This increase was primarily due to increases in gross written

premiums and policy fees attributable to our individual life, group and bancassurance products.

Gross written premiums and policy fees attributable to our individual life insurance products increased 7.1% to RMB34,616 million in 2003 from RMB32,329 million in 2002. This increase was primarily due to an 18.8% increase in renewal premiums to RMB25,593 million in 2003 from RMB21,539 million in 2002, which was a result of: (1) our continued focus on regular premium products and (2) an increase in our customer persistency level resulting from our continued efforts to improved customer service. The effect of the increase in renewal premiums was partially offset by a 16.4% decrease in first year premiums to RMB9,023 million in 2003 from RMB10,790 million in 2002. This decrease in first year premiums was mainly due to the adverse effect of the SARS outbreak on our individual life insurance business, as well as the initial impact of the rationalization of our individual life insurance sales agents. In addition, we stopped selling our existing investment-linked life insurance products as of June 2003, and are currently awaiting CIRC approval for our new investment-linked and universal life insurance products that are designed to comply with new CIRC regulations that came into effect on July 1, 2003.

Gross written premiums and policy fees attributable to our group insurance products increased 14.4% to RMB9,864 million in 2003 from RMB8,620 million in 2002. This increase was principally a result of a 9.4% increase in first year premiums to RMB8,829 million in 2003 from RMB8,074 million in 2002, which was primarily due to: (1) a significant increase in the sale of group non-participating deferred annuity products and (2) an increase in the sale of accident and health insurance policies. Although first year premiums increased in 2003, the magnitude of such increase was significantly smaller as compared to 2002. This was mainly due to our decision to manage the growth of our business in response to the low profit margins experienced by our group insurance business in 2003. An increase in renewal premiums to RMB1,035 million in 2003 from RMB546 million in 2002 also contributed to the increase in gross written premiums and policy fees attributable to our group insurance products.

Gross written premiums and policy fees attributable to our bancassurance products increased 9.6% to RMB10,562 million in 2003 from RMB9,633 million in 2002. This increase was primarily due to an increase in the sale of single premium participating life insurance products. However, the magnitude of the increase in gross written premiums and policy fees was significantly smaller as compared to 2002. This was mainly due to our efforts at optimizing our product mix in response to the low profit margins experienced by our bancassurance products in 2003.

Premiums ceded to reinsurers decreased 15.4% to RMB980 million in 2003 from RMB1,159 million in 2002. Premiums ceded to reinsurers decreased as a percentage of the gross written premiums and policy fees for our life insurance business to 1.8% in 2003 from 2.3% in 2002. These decreases were principally a result of a reduction in the applicable statutory reinsurance requirements by the CIRC in 2003, which was partially offset by the increase in gross written premiums for short-term life insurance policies. Gross written premiums and policy fees for short-term life insurance polices increased 17.4% to RMB3,757 million in 2003 from RMB3,201 million in 2002. After taking into account premiums ceded to reinsurers, net written premiums and policy fees for our life insurance business increased 9.4% to RMB54,062 million in 2003 from RMB49,423 million in 2002.

Net Earned Premiums. Net earned premiums for our life insurance business increased 9.4% to RMB53,806 million in 2003 from RMB49,199 million in 2002. This increase was primarily due to the increase in net written premiums and policy fees for our life insurance business, which was partially offset by the larger increase in unearned premium reserves in 2003 compared to 2002. In particular, the increase in our unearned premium reserves was RMB256 million in 2003 compared to RMB225 million in the same period in 2002. The larger increase in unearned premium reserves in 2003 was mainly attributable to the increase in gross written premiums for short-term life insurance policies.

Reinsurance Commission Income. Reinsurance commission income for our life insurance business, which we receive from reinsurers to whom we cede premiums, increased 1.1% to RMB370 million in 2003 from RMB366 million in 2002. This increase was primarily due to the higher reinsurance commission rates we were able to obtain from our reinsureres during this period.

Investment Income and Other Income. Investment income and other income for our life insurance business increased 44.6% to RMB5,782 million in 2003 from RMB3,998 million in 2002. This increase was primarily due to an increase in interest income from bonds and fixed and other bank deposits and a significant increase in the fair value of our investments, which was partially offset by a net realized loss on our investments in 2003 compared to a net realized gain in 2002, lower interest income from collateralized placements and a decrease in dividend income. See the section headed "— Results of Operations — Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 — Investment Income and Other Income".

Total Revenue. As a result of the foregoing, total revenue for our life insurance business increased 11.9% to RMB59,958 million in 2003 from RMB53,563 million in 2002.

Change in Deferred Policy Acquisition Costs. The change in deferred policy acquisition costs for our life insurance business was RMB2,847 million in 2003 compared to RMB4,725 million in 2002. The change in deferred policy acquisition costs decreased as a percentage of the gross written premiums and policy fees for our life insurance business to 5.2% in 2003 from 9.3% in 2002. These decreases were primarily due to group insurance and bancassurance products, on which we generally have lower policy acquisition costs, accounted for a larger portion of our gross written premiums and policy fees in 2003 as well as a general decrease in first year premiums from individual life insurance products.

Claims, Surrenders, Annuities and Maturities. Claims, surrenders, annuities and maturities for our life insurance business decreased to RMB9,838 million in 2003 from RMB10,050 million in 2002. Claims, surrenders, annuities and maturities decreased as a percentage of the gross premiums and policy fees for our life insurance business to 17.9% in 2003 from 19.9% in 2002. These decreases were primarily due to a decrease in payments made on annuities and upon the maturity of insurance policies, which was partially offset by an increase in payments made upon the surrender of insurance policies and death and other benefits paid and a significantly larger increase in gross claim reserves for our life insurance business.

Payments made on annuities and upon the maturity of insurance policies decreased to RMB4,114 million in 2003 from RMB5,708 million in 2002. This significant decrease was mainly due to a substantial decrease in payments made as we did not have a large number of

insurance policies maturing in 2003, which was partially offset by an increase in payments relating to annuity products sold as part of our individual life insurance products.

Payments made upon the surrender of insurance policies increased 19.1% to RMB3,010 million in 2003 from RMB2,528 million in 2002. This increase was primarily due to increased number of surrenders and an increase in surrender value of our life insurance policies as the total number of our in-force policies increased.

The change in gross claim reserves for our life insurance business was RMB1,089 million in 2003 compared to RMB425 million in 2002. This significantly larger increase in gross claim reserves was primarily due to an increase in benefits payable to policyholders.

Death and other benefits increased 39.3% to RMB649 million in 2003 from RMB466 million in 2002. This increase was mainly due to an increase in the total number of our in-force policies.

Policyholder Dividends and Reserves. Policyholder dividends and reserves increased significantly to RMB988 million in 2003 from RMB131 million in 2002. This increase was primarily due to a substantial increase in the total number of in-force participating life insurance policies, as well as the favorable mortality and investment experience for these policies.

Increase in Policyholders' Reserves. The increase in policyholders' reserves was RMB40,417 million in 2003 compared to RMB35,648 million in 2002. The larger increase in 2003 was mainly due to an increase in gross written premiums attributable to our long-term life insurance policies, which increased 8.2% to RMB51,285 million in 2003 from RMB47,381 million in 2002. The increase in policyholders' reserves increased as a percentage of the gross written premiums and policy fees from our life insurance business to 73.4% in 2003 from 70.5% in 2002.

Commission Expenses. Commission expenses for our life insurance business, which we pay primarily to our sales agents, decreased 13.5% to RMB5,074 million in 2003 compared to RMB5,864 million in 2002. Commission expenses decreased as a percentage of the gross written premiums and policy fees for our life insurance business to 9.2% in 2003 from 11.6% in 2002. These decreases were principally a result of an increase in sales of group insurance and bancassurance products, on which we generally pay lower commissions, as well as a general decrease in first year premiums from individual life insurance products.

General and Administrative Expenses. General and administrative expenses for our life insurance business increased 2.9% to RMB4,007 million in 2003 from RMB3,894 million in 2002. General and administrative expenses decreased as a percentage of the gross written premiums and policy fees for our life insurance business to 7.3% in 2003 from 7.7% in 2002. This decrease was primarily due to increasing economies of scale and the implementation of cost control initiatives.

Finance Costs. Finance costs for our life insurance business increased to RMB205 million in 2003 compared to RMB125 million in 2002. This increase was primarily due to an increase in short-term borrowing activity during 2003 in the form of repurchase agreements.

Provision for Insurance Guarantee Fund. Our provision for insurance guarantee fund increased to RMB28 million in 2003 from RMB23 million in 2002. This increase was primarily

due to an increase in net written premiums from our accident insurance and short-term health insurance products.

Total Expenses. As a result of the foregoing, total expenses for our life insurance business increased 13.1% to RMB57,709 million in 2003 compared to RMB51,011 million in 2002.

Operating Profit. As a result of the foregoing, operating profit for our life insurance business decreased 11.9% to RMB2,248 million in the 2003 compared to RMB2,552 million in 2002.

Income Taxes. Income taxes for our life insurance business decreased to RMB298 million in 2003 from RMB550 million in 2002. The decrease was primarily due to an increasing portion of the operating profit in 2003 was entitled to preferential tax treatment in Shenzhen. The effective tax rates for our life insurance business was 13.3% in 2003 and 21.6% in 2002.

Net Profit. As a result of the foregoing, net profit for our life insurance business decreased 2.6% to RMB1,950 million in 2003 compared to RMB2,003 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Written Premiums and Policy Fees. Gross written premiums and policy fees for our life insurance business, after excluding amounts allocated to separate account (investment-linked) assets as well as business tax and surcharges, increased 44.7% to RMB50,582 million in 2002 from RMB34,952 million in 2001. This increase was primarily due to increases in gross written premiums and policy fees attributable to our individual life, group and bancassurance products.

Gross written premiums and policy fees attributable to our individual life insurance products increased 16.1% to RMB32,329 million in 2002 from RMB27,844 million in 2001. This increase was primarily due to a 26.2% increase in renewal premiums to RMB21,539 million in 2002 from RMB17,072 million in 2001, which was a result of our focus on regular premium products. During the same period, first year premiums was RMB10,790 million in 2002 compared to RMB10,772 million in 2001. First year premiums were relatively stable as increases in sales of our accident and health and traditional participating life insurance products were offset by a decrease in sales of our investment-linked life insurance products. The increase in sales of accident and health and traditional participating life insurance products was mainly due to an increase in demand for these products, while the decrease in sales of investment-linked life insurance products was primarily due to the declining interest rate environment in the PRC as well as the significant volatility in the PRC securities markets, which made these products less attractive to our customers.

Gross written premiums and policy fees attributable to our group insurance products increased to RMB8,620 million in 2002 from RMB4,271 million in 2001. This increase was principally a result of a significant increase in first year premiums to RMB8,074 million in 2002 from RMB3,149 million in 2001, which was primarily due to a significant increase in the sale of group participating deferred annuity products, which was partially offset by a decrease in the sale of group non-participating life insurance products. Renewal premiums decreased 51.3% to RMB546 million in 2002 from RMB1,122 million in 2001.

Gross written premiums and policy fees attributable to our bancassurance products increased to RMB9,633 million in 2002 from RMB2,837 million in 2001. This increase was primarily due to a significant increase in the sale of single premium participating life insurance products, and was principally a result of the continued expansion of our bancassurance distribution channel.

Premiums ceded to reinsurers increased 70.7% to RMB1,159 million in 2002 from RMB679 million in 2001. This increase was principally a result of the increase in gross written premiums for short-term life insurance policies. Gross written premiums and policy fees for short-term life insurance polices increased 35.8% to RMB3,201 million from RMB2,357 million in 2001. In addition, we began ceding premiums for our group health insurance policies to reinsurers in 2002. Premiums ceded to reinsurers increased as a percentage of the gross written premiums and policy fees for our life insurance business to 2.3% in 2002 from 1.9% in 2001. After taking into account premiums ceded to reinsurers, net written premiums and policy fees for our life insurance business increased 44.2% to RMB49,423 million in 2002 from RMB34,274 million in 2001.

Net Earned Premiums. Net earned premiums for our life insurance business increased 44.8% to RMB49,199 million in 2002 from RMB33,971 million in 2001. This increase was primarily due to the increase in net written premiums and policy fees for our life insurance business, as well as a lower increase in unearned premium reserves in 2002 compared to 2001. In particular, the increase in our unearned premium reserves was RMB225 million in 2002 compared to RMB303 million in 2001. The lower increase in unearned premium reserves in 2002 was mainly attributable to slower growth in our accident and health life insurance business in 2002 compared to 2001. Gross written premiums and policy fees attributable to our accident and health life insurance policies increased 35.4% to RMB3,206 million in 2002 from RMB2,367 million in 2001.

Reinsurance Commission Income. Reinsurance commission income for our life insurance business, which we receive from reinsurers to whom we cede premiums, increased 49.4% to RMB366 million in 2002 from RMB245 million in 2001. This increase was principally due to the increase in premiums ceded to insurers resulting from the increase in gross written premiums for life insurance policies and an increase in the commission rates paid by reinsurers in 2002.

Investment Income and Other Income. Investment income and other income for our life insurance business increased 12.9% to RMB3,998 million in 2002 from RMB3,540 million in 2001. This increase was primarily due to an increase in interest income from fixed and other bank deposits, bonds and collateralized placements, and a lower decrease in fair value of our held-for-trading investments, which was partially offset by a decrease in dividend income as well as a decrease in net realized gain from our investments. See the section headed "— Results of Operations — Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 — Investment Income and Other Income".

Total Revenue. As a result of the foregoing, total revenue for our life insurance business increased 41.9% to RMB53,563 million in 2002 from RMB37,756 million in 2001.

Change in Deferred Policy Acquisition Costs. The change in deferred policy acquisition costs for our life insurance business was RMB4,725 million in 2002 compared to RMB4,409 million in 2001. This was principally a result of the increase in gross written

premiums for long-term life insurance policies. The change in deferred policy acquisition costs decreased as a percentage of the gross written premiums and policy fees for our life insurance business to 9.3% in 2002 from 12.6% in 2001. This decrease was primarily due to single premium insurance products, which were sold principally through our bancassurance and group distribution channels.

Claims, Surrenders, Annuities and Maturities. Claims, surrenders, annuities and maturities for our life insurance business increased significantly to RMB10,050 million in 2002 from RMB4,918 million in 2001. Claims, surrenders, annuities and maturities increased as a percentage of the gross premiums and policy fees for our life insurance business to 19.9% in 2002 from 14.1% in 2001. These increases were primarily due to increases in: (1) payments made upon the surrender of insurance policies, (2) payments made on annuities and upon the maturity of insurance policies and (3) death and other benefits paid. In addition, there was a significantly larger increase in gross claim reserves for our life insurance business.

Payments made upon the surrender of life insurance policies increased 62.4% to RMB2,528 million in 2002 from RMB1,557 million in 2001. This increase was primarily due to increased number of surrenders and an increase in the surrender value of our life insurance as the total number of our in-force policies increased.

Payments made on annuities and upon the maturity of life insurance policies increased to RMB5,708 million in 2002 from RMB2,294 million in 2001. This increase was mainly due to a substantial increase in payments made as a result of the maturity of certain of our individual life insurance policies in 2002.

Death and other benefits increased 36.7% to RMB466 million in 2002 from RMB341 million in 2001. This increase was primarily due to an increase in the total number of our in-force policies.

The change in gross claim reserves for our life insurance business was RMB425 million in 2002 compared to RMB4 million in 2001. This significantly larger increase in gross claim reserves was primarily due to an increase in benefits payable to policyholders.

Policyholder Dividends and Reserves. Policyholder dividends and reserves increased 11.1% to RMB131 million in 2002 from RMB118 million in 2001. This increase was primarily due to an increase in the total number of in-force participating life insurance policies, which was partially offset by a decrease in investment returns for these policies.

Increase in Policyholders' Reserves. The increase in policyholders' reserves was RMB35,648 million in 2002 compared to RMB24,814 million in 2001. The higher increase in 2002 was mainly due to the increase in gross written premiums for long-term life insurance policies, which increased 45.4% to RMB47,381 million in 2002 from RMB32,596 million in 2001. The increase in policyholders' reserves as a percentage of the gross written premiums and policy fees from our life insurance business was 70.5% in 2002 and 71.0% in 2001.

Commission Expenses. Commission expenses for our life insurance business, which we pay primarily to our sales agents, increased 13.9% to RMB5,864 million in 2002 from RMB5,149 million in 2001. This increase was primarily due to an increase in the gross written premiums and policy fees for our life insurance business in 2002. Commission expenses decreased as a percentage of the gross written premiums and policy fees for our life insurance business to 11.6% in 2002 from 14.7% in 2001. This decrease was principally a result of

increases in group insurance sales and bancassurance sales, each of which generally received significantly lower or no commissions, accounting for a larger portion of the gross written premiums and policy fees for our life insurance business in 2002 compared to 2001.

General and Administrative Expenses. General and administrative expenses for our life insurance business increased 22.3% to RMB3,894 million in 2002 from RMB3,183 million in 2001. This increase was primarily due to: (1) an increase in the number of our employees, (2) increases in salary and employee benefits for our existing employees, and (3) an increase in rental expenses resulting from the opening of new sub-branch offices, as we continued to expand our life insurance business in the PRC during 2002. General and administrative expenses decreased as a percentage of the gross written premiums and policy fees for our life insurance business to 7.7% in 2002 from 9.1% in 2001. This decrease was principally a result of increasing economies of scale.

Finance Costs. Finance costs for our life insurance business increased to RMB125 million in 2002 from RMB18 million in 2001. This increase was principally due to an increase in short-term borrowings in the form of repurchase agreements, and was partially offset by the lower market interest rates prevailing in 2002.

Provision for Insurance Guarantee Fund. Our provision for insurance guarantee fund increased to RMB23 million in 2002 from RMB18 million in 2001. This increase was primarily due to an increase in net written premiums from our accident insurance and short-term health insurance products.

Total Expenses. As a result of the foregoing, total expenses for our life insurance business increased 50.9% to RMB51,011 million in 2002 from RMB33,808 million in 2001.

Operating Profit. As a result of the foregoing, operating profit for our life insurance business decreased 35.4% to RMB2,552 million in 2002 from RMB3,948 million in 2001.

Income Taxes. Income taxes for our life insurance business decreased 31.6% to RMB550 million in 2002 from RMB804 million in 2001. This decrease was primarily due to a decrease in operating profit for our life insurance business. The effective tax rates for our life insurance business was 21.6% in 2002 and 20.4% in 2001.

Net Profit. As a result of the foregoing, net profit for our life insurance business decreased 36.3% to RMB2,003 million in 2002 from RMB3,144 million in 2001.

Property and Casualty Insurance

The following table sets forth selected income statement data for our property and casualty insurance business for the periods indicated:

	For the year ended December 31,		
	2001	2002	2003
	(in millions of RMB)		
Income Statement Data			
Gross written premiums and policy fees, net of business tax and surcharges	6,003	7,838	8,091
Less: premiums ceded to reinsurers	(2,021)	(2,562)	(2,819)
Net written premiums and policy fees	3,981	5,276	5,272
Increase in unearned premium reserves	(961)	(1,177)	(229)
Net earned premiums	3,021	4,099	5,043
Reinsurance commission income	684	828	877
Investment income and other income	246	203	305
Total revenue	3,951	5,130	6,225
Policy acquisition costs deferred	666	1,033	1,030
Amortization of deferred policy acquisition costs	(545)	(739)	(992)
Change in deferred policy acquisition costs[1]	121	294	37
Claims	(2,356)	(2,643)	(3,746)
Commission expenses	(529)	(827)	(602)
General and administrative expenses	(1,494)	(1,616)	(1,524)
Finance costs	(5)	(10)	(15)
Provision for insurance guarantee fund	(47)	(57)	(56)
Total expenses	(4,311)	(4,859)	(5,907)
Operating profit (loss)	(360)	270	318
Income taxes	(21)	(163)	(222)
Net profit (loss)	(381)	107	96

(1) Consists of policy acquisition costs deferred and amortization of deferred policy acquisition costs.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Written Premiums and Policy Fees. Gross written premiums and policy fees for our property and casualty insurance business, after excluding business tax and surcharges, increased 3.2% to RMB8,091 million in 2003 from RMB7,838 million in 2002. During 2003, we decided to manage the growth of our overall business and focus on strengthening underwriting discipline and improving risk selection. Gross written premiums and policy fees attributable to our automobile insurance, commercial property insurance and homeowners insurance products all decreased in 2003 compared to 2002. These decreases were offset by increases in the gross written premiums attributable to our other property and casualty insurance products, which primarily consisted of cargo insurance, liability insurance, construction insurance and accident and health insurance. Business tax and surcharges for our property and casualty insurance business decreased 16.3% to RMB446 million in 2003 from

RMB533 million in 2002. This decrease was principally a result of a decrease in the applicable business tax rate to 5% in 2003 from 6% in 2002, which was partially offset by an increase in gross written premiums for our property and casualty insurance business.

Gross written premiums and policy fees attributable to our automobile insurance products decreased 4.0% to RMB4,705 million in 2003 from RMB4,901 million in 2002. This decrease was primarily a result of the implementation of more stringent underwriting procedures with a focus on risk selection. Gross written premiums and policy fees attributable to our automobile insurance products accounted for 58.2% and 62.5% of the gross written premiums and policy fees for our property and casualty insurance business in 2003 and 2002, respectively.

Gross written premiums and policy fees attributable to our commercial property insurance products decreased 8.5% to RMB1,329 million in 2003 from RMB1,453 million in 2002. This decrease was primarily due to the decrease of premium rates for our commercial property insurance products as a result of intensified competition. Gross written premiums and policy fees attributable to our commercial property insurance products accounted for 16.4% and 18.5% of the gross written premiums and policy fees for our property and casualty insurance business in 2003 and 2002, respectively.

Gross written premiums and policy fees attributable to our homeowners insurance products decreased 8.9% to RMB625 million in 2003 from RMB686 million in 2002. This decrease was primarily due to the decrease of premium rates for our homeowners insurance products as a result of intensified competition. Gross written premiums and policy fees attributable to our homeowners insurance products accounted for 7.7% and 8.8% of the gross written premiums and policy fees for our property and casualty insurance business in 2003 and 2002, respectively.

Gross written premiums and policy fees attributable to our accident and health insurance products was RMB151 million in 2003. Our property and casualty insurance business commenced selling these products in 2003.

Gross written premiums and policy fees attributable to our other property and casualty insurance products increased to RMB596 million in 2003 from RMB252 million in 2002. This increase was primarily due to an increase in gross written premiums attributable to construction insurance. Gross written premiums and policy fees attributable to our other property and casualty insurance products accounted for 7.4% and 3.2% of the gross written premiums and policy fees for our property and casualty insurance business in 2003 and 2002, respectively.

Premiums ceded to reinsurers increased 10.0% to RMB2,819 million in 2003 from RMB2,562 million in 2002. Premiums ceded to reinsurers as a percentage of the gross written premiums and policy fees for our property and casualty insurance business was 34.8% in 2003 and 32.7% in 2002. After taking into account premiums ceded to reinsurers, net written premiums and policy fees for our property and casualty insurance business decreased to RMB5,272 million in 2003 from RMB5,276 million in 2002.

Net Earned Premiums. Net earned premiums for our property and casualty insurance business increased 23.0% to RMB5,043 million in 2003 from RMB4,099 million in 2002. This increase was primarily due to the increase in net written premiums and policy fees for our property and casualty insurance business and a significantly smaller increase in unearned premium reserves in 2003 compared to 2002. In particular, the increase in our unearned

premium reserves was RMB229 million in 2003 compared to RMB1,177 million in 2002. The smaller increase in unearned premium reserves in 2003 was mainly attributable to a significantly lower increase of gross written premiums and policy fees for our property and casualty insurance business in 2003 compared to 2002. In particular, the gross written premiums and policy fees for our property and casualty insurance business increased by 3.2% in 2003 compared to 30.6% in 2002.

Reinsurance Commission Income. Reinsurance commission income for our property and casualty insurance business, which we receive from reinsurers to whom we cede premiums, increased 5.9% to RMB877 million in the 2003 from RMB828 million in 2002. This increase was primarily due to the increase in premiums ceded to reinsurers in 2003 compared to 2002.

Investment Income and Other Income. Investment income and other income for our property and casualty insurance business increased 50.2% to RMB305 million in 2003 from RMB203 million in 2002. This increase was primarily due to an increase in interest income from bonds and fixed and other bank deposits and a significant increase in the fair value on our investments, which was partially offset by a net realized loss of our investments in 2003 compared to a net realized gain in 2002, lower interest income from collateralized placements and a decrease in dividend income. See the section headed "— Results of Operations — Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 — Investment Income and Other Income".

Total Revenue. As a result of the foregoing, total revenue for our property and casualty insurance business increased 21.3% to RMB6,225 million in 2003 from RMB5,130 million in 2002.

Change in Deferred Policy Acquisition Costs. The change in deferred policy acquisition costs for our property and casualty insurance business was RMB37 million in 2003 compared to RMB294 million in 2002. This was principally a result of a significant lower increase of gross written premiums and policy fees for our property and casualty insurance business in 2003 compared to 2002. In addition, we implemented a number of cost control measures in connection with certain of our property and casualty insurance products. The change in deferred policy acquisition costs decreased as a percentage of the gross written premiums and policy fees for our property and casualty insurance business to 0.5% in 2003 from 3.8% in 2002.

Claims. Claims for our property and casualty insurance business increased 41.7% to RMB3,746 million in 2003 from RMB2,643 million in 2002. These increases were primarily due to an increase in payments relating to claims in 2003 and a significantly large increase in gross claim reserves for our property and casualty insurance business. Claims increased as a percentage of the net earned premiums for our property and casualty insurance business to 74.3% in 2003 from 64.5% in 2002.

Payments relating to claims, net of amounts recoverable from reinsurers, increased 15.1% to RMB2,855 million in 2003 from RMB2,480 million in 2002. This increase was primarily due to a significant increase in gross claims paid attributable to direct underwriting to RMB4,465 million in the 2003 from RMB3,401 million in 2002, which was partially offset by an increase in amounts recoverable from reinsurers to RMB1,627 million in 2003 from RMB936 million in the same period in 2002. The increase in gross claims paid attributable to

direct underwriting in 2003 was principally a result of an increase in payments relating to automobile and commercial property insurance claims. The loss ratios for our automobile and commercial property insurance products increased to 76.4% and 49.0% in 2003 from 63.1% and 35.8% in 2002, respectively. The increase in amounts recoverable from reinsurers was mainly due to the increase in gross written premiums ceded to reinsurers.

The change in gross claim reserves for our property and casualty insurance business was RMB892 million in 2003 compared to RMB163 million in 2002. This significantly larger increase in gross claim reserves was primarily due to an industrial accident relating to the construction of a subway line in Shanghai, part of which was covered by our construction insurance, and an increase in provisions for claims relating to our automobile loan credit insurance products.

Commission Expenses. Commission expenses for our property and casualty insurance business, which we pay primarily to agents and brokers that sell our products, decreased 27.2% to RMB602 million in 2003 from RMB827 million in 2002. Commission expenses decreased as a percentage of the gross written premiums and policy fees for our property and casualty insurance business to 7.4% in 2003 from 10.6% in 2002. These decreases were primarily due to a decrease in the commission rates that we pay to our agents and brokers, which was partially offset by an increase in gross written premiums resulting from higher sales by these agents and brokers in 2003.

General and Administrative Expenses. General and administrative expenses for our property and casualty insurance business decreased 5.7% to RMB1,524 million in 2003 compared to RMB1,616 million in 2002. General and administrative expenses decreased as a percentage of the gross written premiums and policy fees for our property and casualty insurance business to 18.8% in 2003 from 20.6% in 2002. These decreases were primarily due to the implementation of cost control initiatives.

Finance Costs. Finance costs for our property and casualty insurance business increased to RMB15 million in 2003 from RMB10 million in 2002. This increase was primarily due to an increase in short-term borrowings in the form of repurchase agreements.

Provision for Insurance Guarantee Fund. Our provision for insurance guarantee fund decreased to RMB56 million in 2003 from RMB57 million in 2002.

Total Expenses. As a result of the foregoing, total expenses for our property and casualty insurance business increased 21.6% to RMB5,907 million in 2003 compared to RMB4,859 million in 2002.

Operating Profit. As a result of the foregoing, operating profit for our property and casualty insurance business increased 17.8% to RMB318 million in 2003 compared to RMB270 million in 2002.

Income Taxes. Income taxes for our property and casualty insurance business increased 36.2% to RMB222 million in 2003 from RMB163 million in the same period in 2002. This increase was primarily due to the increase in the operating profit for our property and casualty insurance business in 2003.

Net Profit. As a result of the foregoing, net profit for our property and casualty insurance business decreased 10.3% to RMB96 million in 2003 compared to RMB107 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Written Premiums and Policy Fees. Gross written premiums and policy fees for our property and casualty insurance business, after excluding business tax and surcharges, increased 30.6% to RMB7,838 million in 2002 from RMB6,003 million in 2001. This increase was primarily due to an increase in the number of automobile, commercial property and homeowners insurance products sold in 2002. Business tax and surcharges for our property and casualty insurance business increased 6.2% to RMB533 million in 2002 from RMB502 million in 2001. This increase was principally a result of an increase in the total number of our property and casualty insurance policies, which was partially offset by a decrease in the applicable business tax rate to 6% in 2002 from 7% in 2001.

Gross written premiums and policy fees attributable to our automobile insurance products increased 38.4% to RMB4,901 million in 2002 from RMB3,541 million in 2001. This increase was primarily due to: (1) the continued increase in demand for automobiles in the PRC during 2002, which was principally a result of continued economic growth and the rise of a middle class that has growing levels of disposable income, and (2) the continued expansion of our insurance agent distribution channel, such as automobile dealerships, which facilitated the acquisition of new customers. Gross written premiums and policy fees attributable to our automobile insurance products accounted for 62.5% and 59.0% of the gross written premiums and policy fees for our property and casualty insurance business in 2002 and 2001, respectively.

Gross written premiums and policy fees attributable to our commercial property insurance products increased 23.4% to RMB1,453 million in 2002 from RMB1,177 million in 2001. This increase was primarily due to: (1) the continued increase in demand for commercial real estate in the PRC, which was principally a result of the continued high level of economic activity in the PRC during 2002, and (2) the continued expansion of our distribution channels, which enabled us to reach new customers. Gross written premiums and policy fees attributable to our commercial property insurance products accounted for 18.5% and 19.6% of the gross written premiums and policy fees for our property and casualty insurance business in 2002 and 2001, respectively.

Gross written premiums and policy fees attributable to our homeowners insurance products increased 14.3% to RMB686 million in 2002 from RMB600 million in 2001. This increase was primarily due to: (1) the continued increase in demand for residential housing in the PRC during 2002, which was principally a result of continued economic growth and the rise of a middle class that has growing levels of disposable income and (2) the continued expansion of our distribution channels, such as cross-selling of personal property and casualty products by our individual life insurance agents. Gross written premiums and policy fees attributable to our homeowners insurance products accounted for 8.8% and 10.0% of the gross written premiums and policy fees for our property and casualty insurance business in 2002 and 2001, respectively.

Premiums ceded to reinsurers increased 26.8% to RMB2,562 million in 2002 from RMB2,021 million in 2001. This increase was principally a result of the increase in gross written premiums and policy fees for our property and casualty insurance business. Premiums ceded to reinsurers as a percentage of the gross written premiums and policy fees for our property and casualty insurance business were 32.7% and 33.7% in 2002 and 2001,

respectively. After taking into account premiums ceded to reinsurers, net written premiums and policy fees for our property and casualty insurance business increased 32.5% to RMB5,276 million in 2002 from RMB3,981 million in 2001.

Net Earned Premiums. Net earned premiums for our property and casualty insurance business increased 35.7% to RMB4,099 million in 2002 from RMB3,021 million in 2001. This increase was primarily due to the increase in net written premiums and policy fees for our property and casualty insurance business, which was partially offset by a higher increase in unearned premium reserves in 2002 compared to 2001. In particular, the increase in our unearned premium reserves was RMB1,177 million in 2002 compared to RMB961 million in 2001. The higher increase in unearned premium reserves in 2002 was mainly attributable to the increase in gross written premiums for long-term property and casualty insurance policies, which was partially offset by slower growth in new business in 2002 compared to 2001.

Reinsurance Commission Income. Reinsurance commission income for our property and casualty insurance business, which we receive from reinsurers to whom we cede premiums, increased 21.1% to RMB828 million in 2002 from RMB684 million in 2001. This increase was principally due to the increase in premiums ceded to reinsurers resulting from the increase in gross written premiums for property and casualty insurance policies.

Investment Income and Other Income. Investment income and other income for our property and casualty insurance business decreased 17.5% to RMB203 million in 2002 from RMB246 million in 2001. This decrease was primarily due to a decrease in dividend income as well as a decrease in net realized gain from our investments, which was partially offset by an increase in interest income from fixed and other bank deposits, bonds and collateralized placements as well as a lower decrease in the fair value of our investments. See the section headed "— Results of Operations — Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 — Investment Income and Other Income".

Total Revenue. As a result of the foregoing, total revenue for our property and casualty insurance business increased 29.8% to RMB5,130 million in 2002 from RMB3,951 million in 2001.

Change in Deferred Policy Acquisition Costs. The change in deferred policy acquisition costs for our property and casualty insurance business was RMB294 million in 2002 compared to RMB121 million in 2001. This was principally a result of the increase in gross written premiums for long-term property and casualty insurance policies. The change in deferred policy acquisition costs increased as a percentage of the gross written premiums and policy fees for our property and casualty insurance business to 3.8% in 2002 from 2.0% in 2001. This increase was primarily due to more long-term policies sold in 2002.

Claims. Claims for our property and casualty insurance business increased 12.2% to RMB2,643 million in 2002 from RMB2,356 million in 2001. These increases were primarily due to an increase in payments relating to claims in 2002, which was partially offset by a significantly smaller increase in gross claim reserves for our property and casualty insurance business. Our claims decreased as a percentage of the net earned premiums for our property and casualty insurance business to 64.5% in 2002 from 78.0% in 2001.

Payments relating to claims, net of amounts recoverable from reinsurers, increased 63.4% to RMB2,480 million in 2002 from RMB1,518 million in 2001. This increase was primarily due to a 31.3% increase in gross claims paid attributable to direct underwriting to

RMB3,401 million in 2002 from RMB2,591 million in 2001 and a 13.8% decrease in amounts recoverable from reinsurers to RMB936 million in 2002 from RMB1,086 million in 2001. The increase in gross claims paid attributable to direct underwriting in 2002 was principally a result of an increase in payments relating to automobile insurance claims (including automobile loan credit insurance claims).

The change in gross claim reserves for our property and casualty insurance business was RMB163 million in 2002 compared to RMB838 million in 2001. The significantly larger change in gross claim reserves was primarily due to the substantial claims reserves made in connection with our automobile loan credit insurance products in 2001.

Commission Expenses. Commission expenses for our property and casualty insurance business, which we pay primarily to agents and brokers that sell our products, increased 56.3% to RMB827 million in 2002 from RMB529 million in 2001. This increase was primarily due to the increase in gross written premiums for automobile, commercial property and homeowners insurance policies sold by these agents and brokers in 2002. Commission expenses increased as a percentage of the gross written premiums and policy fees for our property and casualty insurance business to 10.6% in 2002 from 8.8% in 2001. This increase was principally a result of sales by agents and brokers accounting for a larger portion of the gross written premiums and policy fees for our property and casualty insurance business in 2002 compared to 2001.

General and Administrative Expenses. General and administrative expenses for our property and casualty insurance business increased 8.2% to RMB1,616 million in 2002 from RMB1,494 million in 2001. This increase was primarily due to the expansion of our property and casualty business. General and administrative expenses decreased as a percentage of the gross written premiums and policy fees for our property and casualty insurance business to 20.6% in 2002 from 24.9% in 2001, as we adopted more stringent cost controls.

Finance Costs. Finance costs for our property and casualty insurance business increased to RMB10 million in 2002 from RMB5 million in 2001. This increase was primarily due to an increase in short-term borrowings in the form of repurchase agreements, which was partially offset by the lower market interest rates prevailing in 2002.

Provision for Insurance Guarantee Fund. Our provision for insurance guarantee fund increased to RMB57 million in 2003 from RMB47 million in 2002. This increase was primarily due to the increase in net written premiums from our property and casualty insurance products.

Total Expenses. As a result of the foregoing, total expenses for our property and casualty insurance business increased 12.7% to RMB4,859 million in 2002 from RMB4,311 million in 2001.

Operating Profit (Loss). As a result of the foregoing, our property and casualty insurance business had an operating profit of RMB270 million in 2002 compared to an operating loss of RMB360 million in 2001.

Income Taxes. Income taxes for our property and casualty insurance business increased to RMB163 million in 2002 from RMB21 million in 2001. This increase was primarily a result of an operating profit of RMB270 million in 2002 compared to an operating loss of RMB360 million in 2001.

Net Profit (Loss). As a result of the foregoing, our property and casualty insurance business had a net profit of RMB107 million in 2002 compared to a net loss of RMB381 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES

We manage our liquidity and capital resources at the Group level on a consolidated basis. We are a holding company and, with the exception of investment management activities, do not conduct any significant business operations on our own. As a result, we depend upon dividends and distributions from our operating subsidiaries for substantially all of our cash flow.

The principal sources of funds generated by our insurance operations are written premiums and policy fees, management fees for our investment-linked life insurance products, net investment income and proceeds from the sale or maturity of investments, while the major uses of these funds are:

- to provide life insurance policy benefits, pay surrenders and profit sharing for participating life insurance policyholders;
- to pay property and casualty insurance claims and related claims expenses; and
- to pay other operating costs.

We generate a substantial cash flow from operations as a result of most premiums and policy fees being received in advance of the time when policy benefits or claim payments are required. These positive operating cash flows, along with that portion of our investment portfolio that is held in cash and liquid securities, have historically met the liquidity requirements of our insurance operations, as evidenced by the growth of investment portfolio. See the section headed "Business — Investment Portfolio".

In the insurance industry, liquidity generally refers to the ability of an insurance company to generate adequate amounts of cash from its normal operations, including its investment portfolio, in order to meet its financial commitments, which are principally obligations under its insurance policies. The liquidity needs of our life insurance operations are generally affected by trends in actual mortality and morbidity experience relative to the assumptions used in the pricing of our life insurance policies, by the extent to which minimum returns or crediting rates are provided in connection with our life insurance products, as well as by the level of surrenders and withdrawals. See the section headed "— Surrenders". The liquidity of our property and casualty insurance operations is affected by the frequency and severity of losses under our property and casualty insurance policies, as well as by the persistency of our property and casualty insurance products. Future catastrophic events, the timing and effect of which are inherently unpredictable, may also create increased liquidity requirements for our property and casualty insurance operations.

Our uses of funds, in addition to shareholder dividends, include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims, including claims handling expenses, and profit sharing with participating life insurance policyholders), acquisitions and employee and other operating expenses, as well as interest expense on outstanding borrowings. In particular, our participating life insurance products include mandatory profit sharing features, whereby we return a specified portion of statutory profits to policyholders annually, generally in the form of cash, premium subsidies or rebates or as an increase in

policy amounts. We are required by the CIRC to allocate at least 70% of the annual distributable surplus for the benefit of policyholders. We are required to pay dividends annually on our participating life insurance products, which must be no less than 70% of the distributable surplus from participating life insurance products for that year, in accordance with CIRC requirements.

The liquidity requirements of our insurance operations are met on both a short-term and long-term basis by insurance premiums and policy fees collected, net investment income and the sale and maturity of investments. We also have access to short-term borrowings as an additional source of liquidity. Our balance of cash and cash equivalents was RMB8,017 million in 2003, RMB3,815 million in 2002 and RMB4,955 million in 2001.

Cash flows from operating activities were RMB35,178 million in 2003, RMB32,665 million in 2002 and RMB26,406 million in 2001. The increase in cash flows from operating activities during these periods was principally a result of increased written premiums and policy fees and net investment income.

Net cash outflow from investing activities was RMB22,145 million in 2003, RMB43,696 million in 2002 and RMB30,567 million in 2001. Our principal investing activities involved fixed and other bank deposits at banks as well as the purchase and sale of fixed income securities and equity investment funds.

Net cash outflow from financing activities was RMB8,831 million in 2003 compared to a net cash inflow of RMB9,890 million in 2002. This is primarily due to repayment of short-term borrowings and an increase in dividends to our shareholders. Net cash inflow from financing activities was RMB9,890 million in 2002 and RMB3,112 million in 2001. The increase in net cash provided by financing activities in 2002 was primarily due to the US$600 million investment in our Shares by HSBC Insurance and an increase in our short-term borrowings.

Solvency Margin

The solvency margin ratio is a measure of capital adequacy for PRC insurance companies, and is calculated by dividing the actual solvency margin (which is the difference between an insurance company's admissible assets and admissible liabilities as determined by the CIRC) by a statutory minimum solvency margin. Under the applicable CIRC regulations, PRC insurance companies are required to maintain specified solvency margin ratios. As a general matter, the CIRC considers an insurance company with a solvency margin ratio of 100% or higher to be financially sound. If the solvency margin ratio falls between 100% and 70%, the CIRC may order the insurance company to submit a plan to increase capital. If the solvency margin ratio falls between 70% and 30%, the CIRC may order the insurance company to dispose of non-performing assets or limit the compensation of senior management. If the solvency margin ratio falls below 30%, the CIRC may assume control of the insurance company's operations. For a detailed description of the solvency margin requirements, please see the section headed "Supervision and Regulation — Insurance Business — Solvency Margin".

The following table sets forth the solvency margin ratios for Ping An Life and Ping An Property & Casualty as of December 31, 2003:

	Ping An Life	Ping An Property & Casualty
	(in millions of RMB, except percentages)	
Actual solvency margin	8,320	1,481
Minimum solvency margin	7,608	833
Solvency ratio margin	109.4%	177.8%

We also hold additional capital at the Group level, which was RMB4,839 million as of December 31, 2003, to support our insurance businesses.

Contractual Obligations

We do not have any material contractual obligations or commercial commitments, including long-term debt, rental commitments, operating lease commitments, purchase obligations or other capital commitments, other than as set forth in note 4(26) to the Accountants' Report set forth in Appendix I.

The following table sets forth the Group's contractual commitments as of the dates indicated:

	As of December 31,		
	2001	2002	2003
	(in millions of RMB)		
Contractual commitments	96	173	282

The following table sets forth the Group's operating lease commitments as of the dates indicated:

	As of December 31,		
	2001	2002	2003
	(in millions of RMB)		
Operating lease commitments			
Within 1 year	231	339	355
From 1 to 5 years	285	289	310
After 5 years	7	66	11
Total	523	694	676

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contingent Liabilities

Due to the nature of the insurance business, we are involved in legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation as well as being the applicant respondent in arbitration. Those legal proceedings involve primarily claims on our insurance policies. We have established a centralized legal department to monitor our

legal proceedings and determine our litigation exposure. The following classes of legal proceedings are required to be directed to our legal department for coordination and resolution: (i) any claim made by or against the Company, (ii) any claim made by or against Ping An Life or any of its branches for RMB200,000 or more, (iii) any claim made by or against Ping An Property & Casualty or any of its branches for RMB1 million or more, (iv) any claim against Ping An Trust or Ping An Securities for RMB1 million or more; and (v) any intellectual property litigation or arbitration involving any member of the Group. The legal proceedings discussed above are required to be reported to the legal department which shall conduct a legal assessment in collaboration and cooperation with the entity within the Group that is the subject of the legal proceeding. The legal department will be responsible for the ultimate resolution of the legal proceeding, arrived at through a process of consultation with the relevant entities within the Group, and where appropriate, outside legal counsel. In compliance with the requirements of the CIRC, we have established a group to oversee and resolve, on an expedited basis, all material legal proceedings requiring immediate attention. We make provision from time to time for the probable losses to us with respect to those claims when our management can reasonably estimate the outcome of the lawsuits taking into account the legal advice we receive. We do not make provision for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or our management believes that the probability is remote or that any resulting liabilities will not have a material adverse effect on our financial position or operating results.

As at December 31, 2001, 2002 and 2003, we did not have any material contingent liabilities, other than as set forth in note 4(27) to the Accountants' Report set forth in Appendix I.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk generally is the risk of loss resulting from changes in interest rates, liquidity, equity securities prices and foreign exchange rate. As of December 31, 2003, we had investment assets of approximately RMB156 billion, which are subject to market risk arising from our investment activities.

We measure, manage and monitor the market risk associated with investment assets on a continuous basis. In particular, we have developed an integrated process for managing risk, which we conduct primarily through our risk management department and the individual professionals that are engaged in our investment activities. Furthermore, we have established and implemented comprehensive policies and procedures to manage the effects of potential market volatility. See the section headed "Business — Risk Management — Market Risk Management."

Our primary source of interest rate risk is our fixed income investment assets. In particular, changes in market interest rates may result in fluctuations in the fair value of these investment assets, which may adversely affect our results of operations. We manage our interest rate risk by focusing on, among other things, interest rate sensitivity and duration analysis. We also simulate and analyze from time to time movements in the yield curve to measure our overall exposure to interest rate fluctuations.

We are exposed to investment liquidity risk to the extent we hold low liquidity investment assets that could not be readily disposed of in the market. In particular, we may suffer losses from not being able to dispose of such investment assets in a timely manner or having to

dispose of such investment assets at unfavorable prices. We manage our market liquidity risk by establishing limits on the amounts we may invest in each investment asset category. Moreover, we generally follow a long-term investment strategy, which reduces the need to actively engage in short-term trading of our investment assets.

We are also exposed to the risk of equity securities market volatility as a result of our investments in equity investment funds. In particular, a market downturn may cause us to recognize realized and unrealized investment losses, which would adversely affect our results of operations. We monitor our risk exposure on an integrated basis with other market risks by using, among other things, the value-at-risk method and other risk management techniques.

In addition, we are exposed to foreign exchange rate risk because some of our assets are denominated in a currency other than Renminbi, which is the functional currency of substantially all of our operations. These assets are primarily denominated in U.S. dollars and Hong Kong dollars. If the foreign exchange rate of the non-Renminbi currencies declines against that of the Renminbi, the fair values of the corresponding assets would also decline in value.

Risk Exposure Estimates

We conduct sensitivity analysis to analyze the implications of changes in market conditions on our investment assets. The sensitivity analysis measures the potential loss in the fair values of market sensitive investment assets resulting from selected hypothetical changes in equity prices, interest rates and foreign exchange rates at a selected time.

Interest rate risk sensitivity is estimated under the assumption of a 50-basis point increase in interest rates. If interest rates increase, the fair values of interest rate-sensitive instruments such as bonds may decrease. Furthermore, the magnitude of the decrease may be different depending on the maturity, coupon or other characteristics of a particular instrument.

The following table sets forth the aggregate fair value sensitivity of our interest rate-sensitive bond instruments assuming a simultaneous and instantaneous 50-basis point increase in interest rates across all relevant interest rate-sensitive bond instruments as of the dates indicated:

	As of December 31,		
	2001	2002	2003
	(in millions of RMB)		
Interest rate risk	897	1,017	1,704

Equity risk sensitivity is estimated by assuming a 10% decline in stock prices. If stock prices decrease, the fair value of our listed equity and listed equity investment funds will decrease.

The following table sets forth the aggregate fair value sensitivity of our listed equity and listed equity investment funds assuming a simultaneously 10% decline in all of our equity holdings as of the dates indicated:

	As of December 31,		
	2001	2002	2003
	(in millions of RMB)		
Equity risk	244	285	469

Foreign exchange rate risk sensitivity is estimated by assuming a 10% depreciation in all non-Renminbi currency exchange rates against the Renminbi. If non-Renminbi currencies depreciate against the Renminbi, the carrying value of our non-Renminbi denominated fixed deposits and cash and cash equivalents will decrease.

The following table sets forth the aggregate carrying value sensitivity of our non-Renminbi denominated fixed deposits and cash and cash equivalents assuming a simultaneously and uniform 10% depreciation of the value of all non-Renminbi currencies against the Renminbi as of the dates indicated:

	As of December 31,		
	2001	2002	2003
	(in millions of RMB)		
Foreign exchange risk	83	578	631

We believe that the scenarios chosen make reasonable assumptions based on past observations about market conditions. While market changes exceeding 10% or 50 basis points, respectively, are possible, we believe our sensitivity analysis is a fair estimate on the risk inherent in our investment assets. While we have intentionally simplified these assumptions, we believe they provide a useful framework for our risk management analysis and strategies.

Some of our investment assets involve more than one market risk category. Our sensitivity analysis does not take into account the impact of market risk in our insurance liabilities. We believe that the structure of our insurance liabilities would generally operate to mitigate our exposure to market risk.

Limitations of Sensitivity Analysis

While we consider sensitivity analysis to provide us with a valid estimation of market risk exposures, we recognize that there are certain limitations in its use.

Changes of prices in a diversified portfolio have offsetting effects, known as the "diversification effect" of holding a portfolio consisting of different assets, since different assets revalue in different directions or in different magnitudes to marketplace changes. Diversification is not taken into account in our risk estimates due to the generalized assumptions of a sensitivity analysis. The actual changes in the fair value of our investment assets may be different than those shown here.

Furthermore, routine daily business activity entails a certain amount of change in a portfolio's composition as bonds mature or as we buy or sell investment assets. As a result,

the actual sensitivity of our portfolio will vary at any particular moment in time, and the risk of loss from equity price, interest rate, foreign exchange rate or other risks cannot be eliminated.

In addition, our sensitivity analysis is an estimate based on a fixed point in the past. Nearly all of our assets and liabilities are subject to market risk from fluctuating equity prices, interest rates and foreign exchange rates. These fluctuations cannot be foreseen and could occur very suddenly. The quantitative risk measures provided by the sensitivity analysis are a snapshot, describing the potential losses to investments under a particular set of assumptions and parameters, which, though reasonably possible, may differ considerably from actual losses experienced in the future.

PROFIT FORECAST

The Directors believe that, on the bases and assumptions set out in Appendix II — "Profit Forecast", and in the absence of unforeseen circumstances, our consolidated profit after tax and minority interests but before extraordinary items determined in accordance with IFRS for the year ending December 31, 2004 is unlikely to be less than RMB2,760 million. The profit forecast has been prepared by the Directors based on the unaudited management accounts of the Group for the three months ended March 31, 2004 and a forecast of the consolidated results of the Group for the remaining nine months of the year ending December 31, 2004. The Directors are currently unaware of any extraordinary items which have arisen or are likely to arise in respect of the year ending December 31, 2004 that would affect the prospective financial information presented.

On a pro-forma fully diluted basis and on the assumption that a total of 6,195,053,334 Shares were issued and outstanding throughout the year ending December 31, 2004, the forecast earnings per Share for the year ending December 31, 2004 is RMB0.45, representing a price/earnings multiple of 22.9 times and 28.4 times if the Offer Price is HK$9.59 per Offer Share and HK$11.88 per Offer Share, respectively.

DIVIDEND POLICY

The payment of any dividend by us must be approved by shareholders in a shareholders' meeting. Our Board intends to recommend the declaration of cash dividends to the shareholders in general meeting. The decision to make a recommendation for the payment of any dividend and the amount of the dividend will depend on:

- our results of operations and cash flows;
- our financial position;
- statutory solvency requirements as determined under PRC GAAP with reference to CIRC rules;
- our shareholders' interests;
- general business conditions;
- our future prospects;
- statutory and regulatory restrictions on the payment of dividends by us; and
- other factors that our Board deems relevant.

Our Board will declare dividends, if any, in Renminbi with respect to the H Shares on a per Share basis and will pay such dividends in Hong Kong dollars. Any final dividend for a fiscal year will be subject to shareholders' approval. Under the PRC Company Law and our Articles of Association, all of our shareholders have equal rights to dividends and distributions. Holders of the H Shares will share proportionately on a per Share basis in all dividends and other distributions declared by our Board.

In accordance with applicable requirements of the PRC Company Law, we may only distribute dividends after we have made allowance for:

- recovery of losses, if any;
- allocation to the statutory revenue reserve fund;
- allocation to the statutory common welfare fund; and
- allocation to a discretionary revenue reserve fund if approved by our shareholders and after allocation is made to the statutory revenue reserve fund and the statutory common welfare fund.

The minimum and maximum aggregate allocations to the statutory funds are 15% and 20%, respectively, of our net profit determined in accordance with PRC GAAP. Under the applicable PRC laws, our distributable earnings will be equal to our net profit, as determined in accordance with PRC GAAP or IFRS, whichever is lower, less allocations to the statutory and discretionary funds. If we record no net profit for a particular fiscal year, we may not normally distribute dividends for such fiscal year.

On April 20, 2004, the shareholders of our Company approved the distribution of a final dividend of RMB592 million for the year ended December 31, 2003 to the existing shareholders of our Company.

INDEBTEDNESS

Apart from intra-group liabilities, neither our Company nor any of our subsidiaries had at the close of business on March 31, 2004, mortgages, charges, debentures, bank overdrafts, loans, liabilities under acceptance, hire purchase commitments, or material amounts of quantifiable guarantees and contingent liabilities.

RULES 13.11 TO 13.16 OF THE HONG KONG LISTING RULES

The Directors have confirmed that they were not aware of any circumstances which would give rise to a disclosure requirement under Rules 13.11 to 13.16 of the Hong Kong Listing Rules.

MAJOR CUSTOMERS

Life Insurance

The Group's largest life insurance business customer, in terms of gross written life insurance business premiums and investment-linked premiums, accounted for approximately 0.7%, 0.5% and 0.7% of our gross written premiums and investment-linked premiums in 2001, 2002 and 2003, respectively.

The Group's five largest life insurance business customers, in terms of gross written life insurance business premiums and investment-linked premiums, accounted for approximately 1.9%, 1.6% and 2.2% of our gross written premiums and investment-linked premiums in 2001, 2002 and 2003, respectively.

Property and Casualty Insurance

The Group's largest property and casualty insurance business customer, in terms of gross property and casualty insurance business premiums, accounted for approximately 0.0%, 0.3% and 0.1% of our gross written premiums and investment-linked premiums in 2001, 2002 and 2003, respectively.

The Group's five largest property and casualty insurance business customers, in terms of gross property and casualty insurance business premiums, accounted for approximately 0.2%, 0.5% and 0.3% of our gross written premiums and investment-linked premiums in 2001, 2002 and 2003, respectively.

WORKING CAPITAL

The Directors are of the opinion that, after taking into account the estimated net proceeds of the Global Offering (see the section headed "Use of Proceeds" in the section headed "Future Plans and Use of Proceeds from the Global Offering"), the Group's internally generated funds, the Group has sufficient working capital to satisfy its requirements for the next 12 months following the date of this prospectus.

ADJUSTED NET TANGIBLE ASSETS AND ADJUSTED EMBEDDED VALUE

For illustrative purpose only, the following pro forma financial information is set out here to provide the investors with further information to assess the financial position of the Group after completion of the Global Offering. Because of its nature, it may not give a true picture of the Group's financial position.

The following statement of adjusted net tangible assets of the Group is based on the audited consolidated net assets of the Group as of December 31, 2003, as shown in the Accountants' Report set forth in Appendix I to this prospectus and adjusted as follows:

	Audited consolidated net assets of the Group as at December 31, 2003	Goodwill	Deferred policy acquisition costs[1]	Tax liabilities related to deferred policy acquisition costs[1]	Estimated net proceeds from the Global Offering[2]	Adjusted net tangible assets
	(in millions of RMB)					
Based on an Offer Price of HK$10.735 per Share	12,952	(241)	(20,361)	3,054	13,713	9,117

(1) Deferred policy acquisition costs are regarded as an intangible asset as it is an identifiable non-monetary asset without physical substance. The deferred policy acquisition costs and their related deferred tax liabilities are excluded in the determination of net tangible assets.

(2) No account has been taken of the Shares which may be issued pursuant to the Over-allotment Option and under the HSBC Price Adjustment Top-Up. The estimated net proceeds from the Global Offering assumes an

Offer Price of HK$10.735 per Offer Share being the midpoint of the estimated Offer Price range of HK$9.59 to HK$11.88 per H Share.

The following statement of adjusted embedded value of the Group is based on the embedded value of the Group as of December 31, 2003, as shown in the Consulting Actuaries' Report set forth in Appendix IV to this prospectus and adjusted as follows:

	Embedded value of the Group as at December 31, 2003[1]	Estimated net proceeds from the Global Offering[2]	Adjusted embedded value	Adjusted embedded value per Share[3]
	(in millions of RMB, except per Share data)			
Based on an Offer Price of HK$10.735 per Share	19,078	13,713	32,791	5.29

(1) Based on the Group's central estimate of embedded value assuming a risk discount rate equal to the earned rate or 12.5%.

(2) No account has been taken of the Shares which may be issued pursuant to the Over-allotment Option and under the HSBC Price Adjustment Top-Up. The estimated net proceeds from the Global Offering assumes an Offer Price of HK$10.735 per Offer Share being the midpoint of the estimated Offer Price range of HK$9.59 to HK$11.88 per H Share. If the Over-allotment Option is exercised in full or new Shares will be issued under the HSBC Price Adjustment Top-Up, the adjusted embedded value per Share will be increased, and earnings per Share will be diluted correspondingly.

(3) The adjusted embedded value per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that 6,195,053,334 Shares will be in issue, the Over-allotment Option is not exercised and no new Shares will be issued under the HSBC Price Adjustment Top-Up.

NO MATERIAL ADVERSE CHANGE

Except as set forth in this prospectus, the Directors believe that there has been no material adverse change in the financial or trading position or prospects of the Company since December 31, 2003.

EMBEDDED VALUE

In order to provide investors with an additional tool to understand our economic value and business results, we have disclosed the embedded value of our Company, as discussed below. Although public life insurance companies in countries such as Canada and the United Kingdom have been disclosing these types of financial information for several years, international standards with respect to the calculation of such financial information are still evolving, and no such standard exists in the PRC. As standards for the disclosure of embedded value continue to develop internationally and in the PRC, the form and content of our presentation of embedded value may change. We have also calculated and disclosed the value of one year's sales in respect of our new life insurance business. Due to the technical complexity involved with these calculations, and the fact that these estimates will vary materially as key assumptions are changed, investors should read the following discussion in its entirety and Appendix IV — "Consulting Actuaries' Report", use care in interpreting these values and seek advice of experts familiar with the interpretations of these values. See the sections headed "Forward-Looking Statements" and "Risk Factors — Risks Relating to the Global Offering — The embedded value of our Company, and the value of one year's sales in respect of our new life insurance business, are calculated based on, among other things, a number of assumptions used in the calculations, and you should not rely on these values as a measure of our actual value and performance".

Our consolidated financial statements included in the Accountants' Report set forth in Appendix I to this prospectus are prepared in accordance with IFRS. These financial statements measure the results of operation of the Company for a specific time period. An alternative method of measuring the value and profitability of a life insurance company is the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance operations of an insurance company based on a particular set of assumptions as to future experience, excluding any value attributable to any future new business. While, under IFRS, there is a lag time between the sale of policies and the recognition of profits, embedded value recognizes the contribution of future profits from existing policies as of the date of the embedded value calculation. Since life insurance policies usually extend over more than one fiscal year, embedded value is a technique that attempts to quantify the total financial impact of these policies, including the impact in future fiscal years, in order to provide an alternative assessment of potential shareholder value.

To assess the total economic value of our life insurance business, a value of future sales of new life insurance business, which reflects our ability to produce new business, should be added to the embedded value. The value of future new business is often calculated by applying a capitalization factor to the value of one year's new business. The value of one year's new business is a measure of the economic value added by a life insurance company during the course of the year as a result of writing new business. Assumptions regarding, among others, the future new business growth, profit margin, risk discount rate, and the number of years of new business are considered to derive the capitalization factor.

We have performed detailed calculations to derive the components of the economic value in respect of our life insurance business. Watson Wyatt, an independent firm of consulting actuaries, has independently reviewed and checked our methodology, assumptions and programs. Watson Wyatt has prepared a report providing information as to our embedded value as of December 31, 2003, and the value of one year's new business, in respect of new policies issued for the 12 months ending December 31, 2003. A copy of Watson Wyatt's opinion and report is included in the Consulting Actuaries' Report set forth in Appendix IV to

this prospectus. The opinion does not constitute an audit opinion of the financial information used therein. Please see the Consulting Actuaries' Report set forth in Appendix IV to this prospectus.

In its calculation of embedded value and the value of one year's new business, Watson Wyatt has relied on the data and information supplied by us, including the policy data files, advice as to management operational plans and other unaudited and audited information. Watson Wyatt's report provides further information regarding its use of, and reliance on, the data and information supplied to it.

In the Consulting Actuaries' Report, the embedded value of our Company and the value of one year's sales in respect of our new life insurance business have been presented under a range of assumptions given the particular uncertainties associated with the future investment environment and future business operations. You should carefully consider the range of values contained in the Consulting Actuaries Report, which reflect the impact of different assumptions on these values. Moreover, the values presented in the Consulting Actuaries Report do not necessarily present the full range of potential outcomes.

The calculation of embedded value and the value of one year's sales necessarily makes numerous assumptions with respect to industry performance, general business and economic conditions, investment return, reserving standards, life expectancy and other matters, many of which are beyond our control. As a result, actual future experience may vary from that assumed in the calculation, and these variations may be material. See the section headed "Risk Factors — Risks Relating to the Global Offering — The embedded value of our Company, and the value of one year's sales in respect of our new life insurance business, are calculated based on, among other things, a number of assumptions used in the calculations, and you should not rely on these values as a measure of our actual value and performance". Calculated values will vary, possibly materially, as key assumptions are varied. Moreover, as actual market value is determined by investors based on a variety of information available to them, these calculated value should not be construed as a direct reflection of actual market value.

FUTURE PLANS

See the sections headed "Business — Our Strategy", "Business — Life Insurance — Business Initiatives" and "Business — Property and Casualty Insurance — Business Initiatives" for a detailed description of our future plans.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

We estimate that we will receive net proceeds from the Global Offering of approximately HK$12,867 million (RMB13,713 million), after deducting the estimated underwriting fees and expenses payable by us in the Global Offering, assuming the Over-allotment Option is not exercised, no new shares are issued pursuant to the HSBC Price Adjustment Top-Up, no H Shares are sold in the form of ADSs and assuming an Offer Price of HK$10.735 per H Share, the midpoint of the estimated offer price range. We intend to use these net proceeds for the following purposes:

- approximately 70% of the net proceeds for general corporate purposes, including strengthening of our capital base, meeting future solvency requirements, business expansion and potential strategic transactions, and other general corporate expenses, such as consolidation and streamlining of our back office processing operations and staff training;
- approximately 15% of the net proceeds for improving our business and operations, including expanding our service network, increasing sales agents training and strengthening distribution capability; See the sections headed "Business — Life Insurance" and "Business — Property and Casualty Insurance"; and
- approximately 15% of the net proceeds for upgrading our information technology system. See the section headed "Business — Information Technology".

To the extent that the net proceeds of the Global Offering are not immediately applied to the above purposes and to the extent permitted by PRC law and regulations, we intend to deposit the net proceeds into interest-bearing bank accounts or to invest those proceeds in short-term investment grade debt securities.

Net proceeds from the Global Offering to the Selling Shareholders are estimated to be approximately HK$1,287 million (RMB1,371 million), after deducting the estimated underwriting fees and expenses payable by them in the Global Offering, assuming that the Over-allotment Option is not exercised and, no H Shares are sold in the form of ADSs and assuming an Offer Price of HK$10.735 per H Share, the midpoint of the estimated offer price range.

We will not receive any of the proceeds from the sale of H Shares or ADSs in the Global Offering by the Selling Shareholders. All of the net proceeds from the sale of H Shares or ADSs by the Selling Shareholders will be remitted to the national security fund in accordance with the PRC government requirements. See the section headed "Substantial and Selling Shareholders".

The net proceeds from the Global Offering received by us in US dollars and Hong Kong dollars will be accounted for in our financial statements at the exchange rate published by the PBOC in effect at the time the net proceeds are received.

HONG KONG UNDERWRITERS

Joint Lead Managers (in alphabetical order)

BOCI Asia Limited

Goldman Sachs (Asia) L.L.C.

The Hongkong and Shanghai Banking Corporation Limited

Morgan Stanley Dean Witter Asia Limited

Co-lead Manager

BNP Paribas Peregrine Capital Limited

Co-managers

Celestial Capital Limited

CM-CCS Securities Limited

DBS Asia Capital Limited

First Shanghai Securities Limited

Guotai Junan Securities (Hong Kong) Limited

KGI Capital Asia Limited

Oriental Patron Asia Limited

Tai Fook Securities Company Limited

UNDERWRITING ARRANGEMENTS AND EXPENSES

Hong Kong Public Offering

Hong Kong Underwriting Agreement

Pursuant to the Hong Kong Underwriting Agreement, we are initially offering 69,395,000 Hong Kong Offer Shares for subscription under the Hong Kong Public Offering on and subject to the terms and conditions of this prospectus and the related Application Forms.

Subject to (i) the Listing Committee of the Hong Kong Stock Exchange granting the listing of and permission to deal in the Offer Shares (including the additional H Shares which may be made available pursuant to the exercise of the Over-allotment Option) and the H Shares resulting from the conversion of the Company's existing issued Unlisted Foreign Shares (subject only to allotment and the dispatch of share certificates in respect thereof and such other normal conditions acceptable to the Company and the Joint Global Coordinators, on behalf of the Underwriters) not later than June 24, 2004 (or such later date as the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) may agree) and (ii) certain other conditions set out in the Hong Kong Underwriting Agreement, the Hong Kong Underwriters have severally agreed to apply or procure applications, on the terms and conditions of this prospectus and the related Application Forms, for the Hong Kong Offer Shares now being offered and which are not taken up under the Hong Kong Public Offering.

Grounds for Termination

The obligations of the Hong Kong Underwriters to subscribe or procure subscribers for the Hong Kong Offer Shares will be subject to termination by notice in writing from the Joint Global Coordinators (for itself and on behalf of the Hong Kong Underwriters) if any of the following events occurs prior to 8:00 a.m. on the day that trading in the Offer Shares commences on the Hong Kong Stock Exchange:

(a) there has been a breach of any of the warranties of the Company and our executive Directors under the Hong Kong Underwriting Agreement or there has been a breach by the Company or any of our Executive Directors of any of the provisions of the Hong Kong Underwriting Agreement;

(b) any matter has arisen or has been discovered which would, had it arisen immediately before the date of this prospectus and not having been disclosed in this prospectus, constitute an omission;

(c) any statement contained in this prospectus has become or been discovered to be untrue, incorrect or misleading in any respect;

(d) there shall have occurred any event, act or omission which gives or is likely to give rise to any liability of the Company or our Executive Directors pursuant to the indemnities contained in the Hong Kong Underwriting Agreement;

(e) there shall have been any adverse change or prospective adverse change in the business or the financing or trading position of any member of the Group;

(f) there shall have developed, occurred, happened or come into effect any event or series of events, matters or circumstances concerning or relating to:

(i) any change in, or any event or series of events likely to result in, local, national or international financial, political, economic, legal, military, industrial, fiscal, regulatory, currency or market conditions or equity securities or stock or other financial market conditions or any monetary or trading settlement system (including, without limitation, a material devaluation of the Hong Kong dollar or the Renminbi against any foreign currencies) in Hong Kong, the PRC, the United States, the United Kingdom, Japan or any other jurisdiction considered by the Joint Global Coordinators to be relevant; or

(ii) any new law or change in existing laws or any change in the interpretation or application thereof by any court or other competent authority in the PRC, Hong Kong, the United States, the United Kingdom, Japan or any other jurisdiction considered by the Joint Global Coordinators to be relevant; or

(iii) any event of force majeure affecting Hong Kong, the PRC, the United States, the United Kingdom, Japan or any other jurisdiction considered by the Joint Global Coordinators to be relevant including, without limiting the generality thereof, any act of God, war, outbreak or escalation of hostilities (whether or not war is declared) or act of terrorism, or declaration of a national or international emergency or war, riot, public disorder, civil commotion, economic sanctions, fire, flood, explosion, epidemic, outbreak of an infectious

disease, calamity crisis, strike or lock-out (whether or not covered by insurance); or

(iv) a suspension or material limitation in trading in securities generally on the Hong Kong Stock Exchange or the New York Stock Exchange or the London Stock Exchange or a suspension or material limitation in trading of any of the securities of the Company on an exchange or over-the-market or a material disruption in commercial banking or securities settlement or clearing services in Hong Kong, the United States or the United Kingdom or a general moratorium on commercial banking activities in Hong Kong, New York, London or the PRC declared by the relevant authorities, due to exceptional financial circumstances or otherwise; or

(v) a change or development involving a prospective change in taxation or exchange control (or the implementation of any exchange control) in Hong Kong, the United States, the PRC, the United Kingdom, Japan or any other jurisdiction considered by the Joint Global Coordinators to be relevant; or

(vi) any material litigation or claim being threatened or instigated against any member of the Group,

which, in the sole opinion of the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters):

(a) is or will be, or is likely to be, materially adverse to the general affairs, management, business, financial, trading or other condition or prospects of the Group or to any present or prospective shareholder of the Company in its capacity as such; or

(b) has or will have or is likely to have a material adverse impact on the success of the Global Offering or the level of Offer Shares applied for or accepted or subscribed for or purchased or the distribution of the Offer Shares or dealings in the H Shares in the secondary market; or

(c) makes it impracticable, inadvisable or inexpedient to proceed with the Hong Kong Public Offering and/or the International Offering.

Undertakings

During the period commencing on the Price Determination Date and ending 180 days after the date on which dealings in the H Shares commence on the Hong Kong Stock Exchange (the "**Six Month Period**"), our Company will not, without the prior written consent of the Joint Global Coordinators on behalf of the Hong Kong Underwriters (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, H Shares, directly or in the form of ADSs, or any shares of the Company or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, the H Shares, ADSs or any shares of our Company, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the H Shares, ADSs or any shares of our Company, whether any such transaction described in (1) or (2) above is to be settled by delivery of H Shares, ADSs or shares of our Company or such other securities, in cash or otherwise. The

foregoing will not apply to (A) the sale of any H Shares or ADSs to the Hong Kong Underwriters or the International Purchasers pursuant to the Hong Kong Underwriting Agreement or the International Purchase Agreement, respectively, (B) the issuance of shares pursuant to the subscription agreement relating to the investment by HSBC Insurance in our Company and our Articles of Association of our Company as described under the section headed "Business — Overseas Investors" in this prospectus, (C) the issuance by our Company of H Shares or ADSs upon the exercise of an option or a warrant or the conversion of a security outstanding on the date on which dealings in the H Shares commence on the Hong Kong Stock Exchange, or (D) transactions by any person other than our Company relating to the H Shares (including H Shares represented by ADSs) or other securities of our Company acquired in open market transactions after the completion of the Global Offering.

During the Six Month Period, our Company will, unless it has obtained the prior written consent of the Joint Global Coordinators on behalf of the Hong Kong Underwriters, cause each of its subsidiaries and controlled affiliates not to (X) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, H Shares, directly or in the form of ADSs, or any shares of our Company or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, the H Shares, ADSs or any shares of our Company, whether now owned or hereinafter acquired, owned directly or indirectly by such subsidiary or affiliate or (Y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the H Shares, ADSs or any shares of our Company, whether any such transaction described in (X) or (Y) above is to be settled by delivery of H Shares, ADSs or shares of our Company or such other securities, in cash or otherwise.

For a period of 180 days after the date on which dealings in our H Shares commence on the Hong Kong Stock Exchange, our Company will not assist any of the Selling Shareholders to (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, H Shares, directly or in the form of ADSs, or any shares of our Company or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, the H Shares, ADSs or any shares of our Company, whether now owned or hereinafter acquired, owned directly or indirectly by such Selling Shareholder, or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the H Shares, ADSs or any shares of our Company, whether any such transaction described in (a) or (b) above is to be settled by delivery of H Shares, ADSs or shares of our Company or such other securities, in cash or otherwise.

Commission and Expenses

The Hong Kong Underwriters will receive a commission of 2.5% of the aggregate Offer Price of all the Hong Kong Offer Shares, out of which they will pay any sub-underwriting commission. For unsubscribed Hong Kong Offer Shares reallocated to the International Offering, we will pay an underwriting commission at the rate applicable to the International Offering and such commission will be paid to the International Purchasers and not the Hong Kong Underwriters.

Hong Kong Underwriters' Interests in the Company

BOCI Asia Limited, being one of the Hong Kong Underwriters, is the Sponsor of the Company's listing on the Hong Kong Stock Exchange. Three of the Hong Kong Underwriters, namely Goldman Sachs (Asia) L.L.C., HSBC and Morgan Stanley Dean Witter Asia Limited, are the Co-Sponsors of the Company's listing on the Hong Kong Stock Exchange.

Goldman Sachs (Asia) L.L.C. is a wholly-owned subsidiary of GS Investor, which owns a shareholding interest in the Company and two of the Company's subsidiaries. HSBC is an affiliate of HSBC Insurance and holds an interest in one of the Company's subsidiaries. Morgan Stanley Dean Witter Asia Limited is a member of the Morgan Stanley group and is an affiliate of MS Investor, which owns a shareholding interest in the Company and two of the Company's subsidiaries.

Respective affiliates of the Co-Sponsors currently hold a shareholding interest in the Company. HSBC and respective affiliates of Goldman Sachs (Asia) L.L.C. and Morgan Stanley Dean Witter Asia Limited currently hold an interest in certain members of the Group. We have also entered into transactions with affiliates of the Sponsor and the Co-Sponsors, including relating to the establishment of a joint venture with HSBC to engage in the credit card business and/or mortgage lending business, the provision by HSBC Insurance of certain technical assistance and services to the Group, provision of insurance coverage to persons who have purchased certain insurance policies from HSBC Insurance, deposits and securities trading services with Morgan Stanley and its affiliate and deposits, banking facilities, settlement services and bancassurance arrangements with Bank of China. See the sections headed "Business — Overseas Investors", "Business — Connected Transactions", "Business — Life Insurance — Bancassurance", "Business — Trust", "Business — Investment Portfolio, "Business — Recent Developments" and Appendix VIII — "Statutory and General Information" for further information.

International Placing

International Purchase Agreement

In connection with the International Offering, we and the Selling Shareholders expect to enter into the International Purchase Agreement with the International Purchasers. Under the International Purchase Agreement, the International Purchasers to be named therein would severally agree to purchase the Offer Shares or procure purchasers for the Offer Shares offered in the International Offering.

Under the International Purchase Agreement, we and the Selling Shareholders intend to grant to the International Purchasers the Over-allotment Option, exercisable by the Joint Global Coordinators on behalf of the International Purchasers for up to 30 days from the last day for lodging of application under the Hong Kong Public Offering, to require us to issue up to an aggregate of 189,258,000 additional Offer Shares (all or a portion of which may be delivered in the form of H Shares or ADSs) and the Selling Shareholders to sell up to an aggregate of 18,925,000 additional Offer Shares (all or a portion of which may be delivered in the form of H Shares or ADSs), collectively representing 15% of the maximum number of Offer Shares initially available under the Global Offering. These Offer Shares (all or a portion of which may be delivered in the form of H Shares or ADSs at the option of the investors) will be

issued or sold at the Offer Price and will be solely for the purpose of covering over-allocations in the International Offering, if any.

Total Expenses

Assuming an Offer Price of HK$10.735 per Offer Share (being the midpoint of the stated offer price range of HK$9.59 to HK$11.88 per Offer Share), the aggregate commissions and fees, together with Hong Kong Stock Exchange listing fees, SFC transaction levy, investor compensation levy and Hong Kong Stock Exchange trading fee, legal and other professional fees, printing and other expenses relating to the Global Offering, are estimated to amount in aggregate to approximately HK$745 million (assuming the Over-allotment Option is not exercised) in total. Such commissions, fees and expenses are payable by us (as to HK$677 million) and the Selling Shareholders (as to HK$68 million), being in proportion to the number of Offer Shares sold by us and the Selling Shareholders in the Global Offering.

PRICE PAYABLE ON APPLICATION

The Offer Price will not be more than HK$11.88 and is expected to be not less than HK$9.59. Applicants under the Hong Kong Public Offering should pay, on application, the maximum price of HK$11.88 per H Share plus 1% brokerage, 0.005% SFC transaction levy, 0.002% investor compensation levy and 0.005% Hong Kong Stock Exchange trading fee amounting to a total of HK$6,000.12 per board lot of 500 H Shares.

If the Offer Price, as finally determined in the manner described below, is lower than the maximum price, appropriate refund payments (including the brokerage, the SFC transaction levy, the investor compensation levy and Hong Kong Stock Exchange trading fee attributable to the surplus application monies) will be made to successful applicants, without interest. Further details are set forth in the section headed "Terms and Conditions of the Hong Kong Public Offering".

DETERMINING THE OFFER PRICE

The Offer Price is expected to be fixed by agreement between the Joint Global Coordinators, on behalf of the Underwriters, and us (for ourselves and on behalf of the Selling Shareholders) on the Price Determination Date, when market demand for the H Shares will be determined. The Price Determination Date is expected to be on or around June 18, 2004 and in any event, no later than June 20, 2004.

The Offer Price will not be more than HK$11.88 per Offer Share and is expected to be not less than HK$9.59 per Offer Share. The Offer Price will fall within the Offer Price range as stated in this prospectus unless otherwise announced, as further explained below, not later than the morning of the latest day for lodging applications under the Hong Kong Public Offering. The Joint Global Coordinators, on behalf of the Underwriters, may, where considered appropriate, based on the level of interest expressed by prospective professional, institutional and other investors during the book-building process, and with the consent of the Company, reduce the indicative Offer Price range below that stated in this prospectus at any time prior to the morning of the latest day for lodging applications under the Hong Kong Public Offering. In such a case, we will, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the day which is the latest day for lodging applications under the Hong Kong Public Offering, cause there to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) notices of the reduction in the indicative Offer Price range. Such notice will also include confirmation or revision, as appropriate, of the working capital statement, the issue statistics as currently set forth in the section headed "Summary", and any other financial information which may change as a result of such reduction. **If applications for Hong Kong Offer Shares have been submitted prior to the day which is the latest day for lodging applications under the Hong Kong Public Offering, then even if the Offer Price range is so reduced such applications cannot be subsequently withdrawn.**

If the Joint Global Coordinators (on behalf of the Underwriters) and we (for ourselves and on behalf of the Selling Shareholders) are unable to reach agreement on the Offer Price, the Global Offering will not become unconditional and will lapse.

An announcement of the Offer Price, together with the level of interests in the International Offering and the results of application and basis of allotment of the Hong Kong Offer Shares, is expected to be published on June 23, 2004.

CONDITIONS OF THE HONG KONG PUBLIC OFFERING

Acceptance of all applications for the Hong Kong Offer Shares will be conditional on:

(a) the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the H Shares to be issued pursuant to the Global Offering (including the additional H Shares which may be made available pursuant to the exercise of the Over-allotment Option) and the H Shares resulting from the conversion of the Company's existing issued Unlisted Foreign Shares (subject only to allotment and the dispatch of share certificates in respect thereof and such other normal conditions acceptable to the Company and the Joint Global Coordinators, on behalf of the Underwriters), and such listing and permission not subsequently having been revoked prior to the commencement of dealings in the H Shares on the Hong Kong Stock Exchange;

(b) the Offer Price having been duly determined and the execution and delivery of the International Purchase Agreement on or around the Price Determination Date; and

(c) the obligations of the Underwriters under the Hong Kong Underwriting Agreement and the International Purchase Agreement becoming and remaining unconditional (including, if relevant, as a result of the waiver of any conditions by the Joint Global Coordinators, on behalf of the Underwriters) and such obligations not being terminated in accordance with the terms of the respective agreements,

in each case, on or before the dates and times specified in the Hong Kong Underwriting Agreement and the International Purchase Agreement (unless and to the extent such conditions are validly waived on or before such dates and times) and in any event not later than the date which is 30 days after the date of this prospectus.

The consummation of each of the Hong Kong Public Offering and the International Offering is conditional upon, among other things, the other becoming unconditional and not having been terminated in accordance with their respective terms.

If the above conditions are not fulfilled or waived prior to the times and dates specified, the Global Offering will lapse and the Hong Kong Stock Exchange will be notified immediately. Notice of the lapse of the Global Offering will be caused to be published by our Company in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on the next day following such lapse.

In the above eventuality, all application monies will be returned to the applicants, without interest and on the terms set out under "Terms and Conditions of the Hong Kong Public Offering". In the meantime, all application monies will be held in a separate bank account(s) with the receiving bankers or other bank(s) licensed under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong).

THE GLOBAL OFFERING

The Global Offering comprises the Hong Kong Public Offering and the International Offering. A total of up to 1,387,892,000 Offer Shares will be initially made available under the Global Offering, of which 1,318,497,000 Offer Shares (which may, at the option of investors, be delivered in the form of H Shares or ADSs) will initially be conditionally placed pursuant to the International Offering and the remaining 69,395,000 Offer Shares will initially be offered to the public in Hong Kong at the Offer Price under the Hong Kong Public Offering (subject, in each case, to reallocation on the basis described below under "Hong Kong Public Offering"). The H Shares or ADSs to be placed pursuant to the International Offering will be conditionally placed with professional and institutional and other investors anticipated to have a sizeable demand for the Offer Shares in Hong Kong, Europe and other jurisdictions outside the United States, other than the PRC, in offshore transactions in reliance on Regulation S, and in the United States with qualified institutional buyers as defined in Rule 144A.

Investors may apply for Offer Shares under the Hong Kong Public Offering or indicate an interest for Offer Shares under the International Offering, but may not do both. The Hong Kong Public Offering is open to members of the public in Hong Kong as well as to institutional and professional investors. The International Offering will involve selective marketing of the Offer Shares to institutional and professional investors and other investors anticipated to have a sizeable demand for such Offer Shares. The International Offering will also include a public offer without listing to investors (including retail investors) in Japan, provided that ADSs will not be publicly offered in Japan. Prospective professional, institutional and other investors will be required to specify the number of Offer Shares under the International Offering they would be prepared to acquire either at different prices or at a particular price. This process, known as "book-building", is expected to continue up to, and to cease on or before June 17, 2004.

Allocation of the Offer Shares pursuant to the International Offering will be determined by the Joint Global Coordinators and will be based on a number of factors including the level and timing of demand, total size of the relevant investor's invested assets or equity assets in the relevant sector and whether or not it is expected that the relevant investor is likely to buy further, and/or hold or sell its Offer Shares, after the listing of the Offer Shares on the Hong Kong Stock Exchange. Such allocation is intended to result in a distribution of the Offer Shares on a basis which would lead to the establishment of a solid shareholder base to the benefit of our Company and shareholders as a whole.

Allocation of Hong Kong Offer Shares to investors under the Hong Kong Public Offering will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation may vary, depending on the number of Hong Kong Offer Shares validly applied for by applicants, but, subject to that, will be made strictly on a pro-rata basis, although the allocation of Hong Kong Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Offer Shares, and those applicants who are not successful in the ballot may not receive any Hong Kong Offer Shares.

In connection with the International Offering, we and the Selling Shareholders intend to grant the Over-allotment Option to the International Purchasers exercisable by the Joint Global Coordinators on behalf of the International Purchasers. Pursuant to the Over-allotment Option, the Joint Global Coordinators will have the right, exercisable up to 30 days from the last day for

lodging of appreciations under the Hong Kong Public Offering, to require us to allot and issue up to an aggregate of 189,258,000 additional Offer Shares (all or a portion of which may be delivered in the form of H Shares or ADSs) and the Selling Shareholders to sell up to an aggregate of 18,925,000 additional Offer Shares (all or a portion of which may be delivered in the form of H Shares or ADSs), collectively representing approximately 15% of the initial size of the Global Offering at the Offer Price solely to cover over-allocations in the International Offering, if any. The Joint Global Coordinators may also cover such over-allocations by purchasing the Offer Shares in the secondary market or by a combination of purchases in the secondary market and a partial exercise of the Over-allotment Option. Any such secondary market purchase will be made in compliance with all applicable laws, rules and regulations. If the Over-allotment Option is exercised in full, the additional Offer Shares (all or a portion of which may be delivered in the form of H Shares or ADSs) will represent approximately 3.26% of the Company's enlarged share capital following the completion of the Global Offering and the exercise of the Over-allotment Option (but not taking into account any new Shares that may be issued under the HSBC Price Adjustment Top-Up). In the event that the Over-allotment Option is exercised, a press announcement will be made.

The 1,387,892,000 Offer Shares initially being offered in the Global Offering will represent approximately 22.40% of our Company's enlarged share capital immediately after completion of the Global Offering, without taking into account the exercise of the Over-allotment Option and assuming no new Shares will be issued pursuant to the HSBC Price Adjustment Top-Up. If the Over-allotment Option is exercised in full, the Offer Shares will represent approximately 25.00% of the enlarged share capital of our Company immediately after completion of the Global Offering and the exercise of the Over-allotment Option (assuming no new Shares will be issued under the HSBC Price Adjustment Top-Up).

The Hong Kong Public Offering is fully underwritten by the Hong Kong Underwriters and the International Offering is expected to be fully underwritten by the International Purchasers, in each case on a several basis, each being subject to the conditions set out under "Underwriting — Underwriting Arrangements and Expenses". The Hong Kong Underwriting Agreement was entered into on June 11, 2004 and, subject to agreement on the Offer Price between us (for the Company and on behalf of the Selling Shareholders) and the Joint Global Coordinators (on behalf of the Underwriters), the International Purchase Agreement is expected to be entered into on June 18, 2004. The Hong Kong Underwriting Agreement and the International Purchase Agreement are expected to be conditional upon each other.

THE HONG KONG PUBLIC OFFERING

We are initially offering 69,395,000 Offer Shares at the Offer Price (representing approximately 5% of the total number of the Offer Shares initially available under the Global Offering) for subscription by the public in Hong Kong. Subject to the reallocation of Offer Shares between the International Offering and the Hong Kong Public Offering as mentioned below, the Hong Kong Offer Shares will represent approximately 1.12% of our Company's enlarged issued share capital immediately after completion of the Global Offering, without taking into account the exercise of the Over-allotment Option or any new Shares that may be issued under the HSBC Price Adjustment Top-Up. We have applied to the Stock Exchange for a waiver from strict compliance with paragraph 4.2 of Practice Note 18 to the Hong Kong Listing Rules which requires in an initial public offering having both a Hong Kong subscription

tranche and a placing tranche, a minimum allocation to the Hong Kong subscription tranche of shares representing 10% of the shares offered in the initial public offering.

The total number of the Offer Shares available under the Hong Kong Public Offering (after taking account of any reallocation referred to below) is to be divided into two pools for allocation purposes: pool A and pool B. The Offer Shares in pool A will be allocated on an equitable basis to applicants who have applied for the H Shares with an aggregate subscription price of HK$5 million (excluding the brokerage, the SFC transaction levy, the investor compensation levy and the Hong Kong Stock Exchange trading fee payable) or less. The Offer Shares in pool B will be allocated on an equitable basis to applicants who have applied for the Offer Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage, the SFC transaction levy, the investor compensation levy and the Hong Kong Stock Exchange trading fee payable). Investors should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If the Offer Shares in one (but not both) of the pools are undersubscribed, the surplus H Shares will be transferred to the other pool to satisfy demand in the pool and be allocated accordingly. For the purpose of this paragraph only, the "subscription price" for the Offer Shares means the price payable on application therefor (without regard to the Offer Price as finally determined). Applicants can only receive an allocation of the Offer Shares from either pool A or pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 50% of the 69,395,000 Offer Shares initially included in the Hong Kong Public Offering (that is, 34,697,500 Offer Shares) will be rejected. Each applicant under the Hong Kong Public Offering will also be required to give an undertaking and confirmation in the Application Form submitted by him that he and any person(s) for whose benefit he is making the application have not indicated an interest for or taken up and will not indicate an interest for or take up any Offer Shares under the International Offering, and such applicant's application will be rejected if the said undertaking and/or confirmation is breached and/or untrue (as the case may be).

We have applied to the Hong Kong Stock Exchange for a waiver from strict compliance with the clawback requirements specified in paragraph 4.2 of Practice Note 18 to the Listing Rules on the following basis. If the number of the Offer Shares validly applied for under the Hong Kong Public Offering represents 15 times or more but less than 50 times the number of the Offer Shares initially available for subscription under the Hong Kong Public Offering, then the Offer Shares will be reallocated to the Hong Kong Public Offering from the International Offering, so that the total number of the Offer Shares available under the Hong Kong Public Offering will be 104,092,000 H Shares, representing 7.5% of the Offer Shares initially available under the Global Offering. If the number of the H Shares validly applied for under the Hong Kong Public Offering represents 50 times or more but less than 100 times the number of the H Shares initially available for subscription under the Hong Kong Public Offering, then the number of Offer Shares to be reallocated to the Hong Kong Public Offering from the International Offering will be increased so that the total number of the H Shares available under the Hong Kong Public Offering will be 208,184,000 H Shares, representing 15% of the Offer Shares initially available under the Global Offering. If the number of the H Shares validly applied for under the Hong Kong Public Offering represents 100 times or more the number of the H Shares initially available for subscription under the Hong Kong Public Offering, then the number of the H Shares to be reallocated to the Hong Kong Public Offering from the International Offering will be increased, so that the total number of the H Shares available under the Hong Kong Public Offering will be 277,579,000 H Shares, representing 20% of the

Offer Shares initially available under the Global Offering. In each such case, the additional H Shares reallocated to the Hong Kong Public Offering will be allocated between pool A and pool B and the number of the H Shares allocated to the International Offering will be correspondingly reduced.

In addition, if the Hong Kong Public Offering is not fully subscribed, the Joint Global Coordinators will have the discretion to reallocate to the International Offering all or any unsubscribed Hong Kong Offer Shares in such amounts as they deem appropriate.

References in this prospectus to applications, Application Forms, application or subscription monies or the procedure for application relate solely to the Hong Kong Public Offering.

THE INTERNATIONAL OFFERING

We and the Selling Shareholders are initially offering 1,192,325,000 Offer Shares and 126,172,000 Offer Shares, respectively (which may, at the option of investors, be delivered in the form of H Shares or ADSs), pursuant to the International Offering, representing approximately 95% of the total number of Offer Shares initially available under the Global Offering and, subject to the reallocation of Offer Shares between the International Offering and the Hong Kong Public Offering, if any, approximately 21.28% of our Company's enlarged issued share capital immediately after completion of the Global Offering, assuming the Over-allotment Option is not exercised and no new Shares will be issued under the HSBC Price Adjustment Top-Up. For details of the Selling Shareholders and the respective number of H Shares to be offered, please refer to Appendix VIII — "Statutory and General Information — 5.F. Selling Shareholders' particulars".

Pursuant to the International Offering, the Offer Shares or ADSs will be conditionally placed on behalf of our Company and the Selling Shareholders by the International Purchasers or through selling agents appointed by them. Offer Shares or ADSs under the International Offering will be placed with certain professional and institutional investors and other investors anticipated to have a sizeable demand for the Placing Shares in Hong Kong, Europe and other jurisdictions outside the United States (other than the PRC) in offshore transactions in reliance on Regulation S and in the United States with qualified institutional buyers as defined in on Rule 144A. Pursuant to its right under the Company's articles of association, HSBC Insurance has expressed an interest to subscribe for H Shares in the International Offering but will maintain its shareholding interest in the Company at a level less than its existing 10% interest. See the section headed "Business — Overseas Investors" for further details. If HSBC Insurance were to so subscribe for H Shares, such H Shares will be placed to HSBC Insurance under the International Offering. The International Offering is subject to the Hong Kong Public Offering becoming unconditional.

OVER-ALLOTMENT OPTION

Pursuant to the International Purchase Agreement, we and the Selling Shareholders intend to grant to the International Purchasers the Over-allotment Option exercisable by the Joint Global Coordinators (on behalf of the International Purchasers) within 30 days from the last day for lodging of applications under the Hong Kong Public Offering to require us to issue up to an aggregate of 189,258,000 additional Offer Shares (all or a portion of which may be delivered in the form of H Shares or ADSs) and the Selling Shareholders to sell up to an

aggregate of 18,925,000 additional Offer Shares (all or a portion of which may be delivered in the form of H Shares or ADS), collectively representing approximately 15% of the total number of Offer Shares initially available under the Global Offering, solely to cover over-allocations in the International Offering, if any. If the Over-allotment Option is exercised in full, the Offer Shares (which may be delivered in the form of H Shares or ADSs) will represent approximately 25.00% of the enlarged issued share capital of our Company immediately after completion of the Global Offering (assuming no new Shares will be issued pursuant to the HSBC Price Adjustment Top-Up). The Joint Global Coordinators may also cover any over-allocations in accordance with arrangements described in the paragraph headed "Stabilization" in the section headed "Information about this prospectus and the Global Offering" of this prospectus. In the event that the Over-allotment Option is exercised, an announcement will be made by our Company setting out the relevant details.

DEALING ARRANGEMENTS

Assuming that the Hong Kong Public Offering becomes unconditional at or before 8:00 a.m. on June 24, 2004, it is expected that dealings in the Offer Shares on the Hong Kong Stock Exchange will commence on June 24, 2004.

1. METHODS TO APPLY FOR HONG KONG OFFER SHARES

You may apply for Hong Kong Offer Shares by using one of the following methods:

- using a **WHITE** or **YELLOW** Application Form; or
- **electronically** instructing HKSCC via CCASS to cause HKSCC Nominees to apply for Hong Kong Offer Shares on your behalf.

2. WHICH APPLICATION METHOD YOU SHOULD USE

(a) WHITE Application Forms

Use a **WHITE** Application Form if you want the Hong Kong Offer Shares to be registered in your own name.

(b) YELLOW Application Forms

Use a **YELLOW** Application Form if you want the Hong Kong Offer Shares to be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account.

(c) Electronically instruct HKSCC via CCASS to make an application on your behalf

Instead of using a **YELLOW** Application Form, you may **electronically** instruct HKSCC via CCASS to cause HKSCC Nominees to apply for Hong Kong Offer Shares on your behalf. Any Hong Kong Offer Shares allocated to you will be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account.

3. WHERE TO COLLECT THE APPLICATION FORMS

(a) You can collect a **WHITE** Application Form and a prospectus during normal business hours from 9:00 a.m. on Monday, June 14, 2004 until 12:00 noon on Thursday, June 17, 2004 from:

Any participant of the Hong Kong Stock Exchange

or

BOCI Asia Limited	35th Floor, Bank of China Tower 1 Garden Road Hong Kong
Goldman Sachs (Asia) L.L.C.	68th Floor, Cheung Kong Center 2 Queen's Road Central Hong Kong

The Hongkong and Shanghai Banking Corporation Limited	1 Queen's Road Central Hong Kong
Morgan Stanley Dean Witter Asia Limited	30th Floor, Three Exchange Square Central Hong Kong
BNP Paribas Peregrine Capital Limited	36/F, Asia Pacific Finance Tower 3 Garden Road, Central Hong Kong
Celestial Capital Limited	21/F, Low Block, Grand Millennium Plaza 181 Queen's Road Central Hong Kong
CM-CCS Securities Limited	48th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong
DBS Asia Capital Limited	16th Floor, Man Yee Building 68 Des Voeux Road, Central Hong Kong
First Shanghai Securities Limited	19/F Wing On House 71 Des Voeux Road, Central Hong Kong
Guotai Junan Securities (Hong Kong) Limited	27/F, Low Block, Grand Millennium Plaza 181 Queen's Road Central Hong Kong
KGI Capital Asia Limited	Asia Pacific Finance Tower 27/F Citibank Plaza 3 Garden Road, Central Hong Kong
Oriental Patron Asia Limited	27/F, Two Exchange Square 8 Connaught Place, Central Hong Kong
Tai Fook Securities Company Limited	25th Floor, New World Tower I 16-18 Queen's Road Central Hong Kong

or any of the following branches of The Hongkong and Shanghai Banking Corporation Limited:

Hong Kong Island:

Hong Kong Main Branch	Level 3, 1 Queen's Road, Central
Aberdeen Centre Branch	Shop 2 G/F Site I, Aberdeen Centre, Aberdeen
Chai Wan Branch	Shop No. 1-11, Block B, G/F, Walton Estate, Chai Wan, HK
Cityplaza Branch	Unit 065, Cityplaza I, Taikoo Shing

Des Voeux Road Central Branch	China Insurance Group Building, 141 Des Voeux Road Central
Hay Wah Building Branch	G/F Hay Wah Building, 71-85B Hennessy Road, Wanchai
North Point Branch	G/F, Winner House, 306-316 King's Road, North Point
The Westwood Branch	LG01-3, Lower Ground Floor, The Westwood, 8 Belcher's St., HK
Kowloon:	
Amoy Plaza Branch	Shops G193 – 200 & 203, G/F, Amoy Plaza Phase II, 77 Ngau Tau Kok Road, KLN
Kwun Tong Branch	1 Yue Man Square, Kwun Tong
Mei Foo Sun Chuen Branch	79, Broadway Stage 4, Mei Foo Sun Chuen
Mongkok Branch	673 Nathan Road, Mongkok
Ocean Centre Branch	Shop 355, 3/F, Ocean Centre, 5 Canton Road, KLN
Tai Yau Street Branch	26-28 Tai Yau Street, San Po Kong, Kowloon
Tsim Sha Tsui Branch	82-84 Nathan Road, Tsimshatsui
Waterloo Road Branch	71 Waterloo Road, Homantin
New Territories:	
Citylink Plaza Branch	Shops 38-46, Citylink Plaza, Shatin Station Circuit, Sha Tin, NT
Kwai Fong D & N Banking Centre Branch	Shops Nos. 218A, 219-220, Level 2, Metroplaza, Kwai Fong, NT
Tuen Mun Town Plaza Branch	Shop 1, UG/F, Tuen Mun Town Plaza Phase II
Yuen Long Branch	G/F, HSBC Building Yuen Long, 150-160 Castle Peak Road, Yuen Long

or any of the following branches of Bank of China (Hong Kong) Limited:

Hong Kong Island:	
Bank of China Tower Branch	3/F, 1 Garden Road, Central
Central District (Wing On House) Branch	71 Des Voeux Road Central, Hong Kong
Causeway Bay Branch	18 Percival Street, Causeway Bay, Hong Kong
North Point Branch	G/F, Roca Centre, 464 King's Road, North Point
United Centre Branch	Shop 1021, 1/F, United Centre, 95 Queensway
Kowloon:	
Mong Kok (President Commercial Centre) Branch	608 Nathan Road, Mong Kok

Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
Tsim Sha Tsui East Branch	Shop G02-03 , Inter-Continental Plaza, 94 Granville Road, Tsim Sha Tsui
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
Festival Walk Branch	Unit LG149, Festival Walk, Kowloon Tong
Diamond Hill Branch	G107, G/F., Plaza Hollywood, Diamond Hill
New Territories:	
Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan
Lucky Plaza Branch	G/F., Lucky Plaza, Wang Pok Street, Shatin
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi

or any of the following branches of The Bank of East Asia, Limited:

Hong Kong Island:	
Main Branch	10 Des Voeux Road, Central
Causeway Bay Branch	46 Yee Wo Street
Central Branch	31 Des Voeux Road Central
Kennedy Town Centre Branch	Shop D, G/F, Kennedy Town Centre, 23 Belcher's Street
Sai Ying Pun Branch	338-342 Queen's Road West
Shaukiwan Branch	G/F., 307-313 Shaukiwan Road
Wanchai Branch	314-324 Hennessy Road
Kowloon:	
Kwun Tong Branch	7 Hong Ning Road
Mongkok Branch	638-640 Nathan Road
Mongkok South Branch	G/F, Righteous Centre, 585 Nathan Road, Mongkok
Tsim Sha Tsui Branch	Shop A and B, Milton Mansion, No. 96 Nathan Road
New Territories:	
Shatin New Town Branch	Shop 726-730, Level 7/F., New Town Plaza Phase 1, Shatin
Tai Po Plaza Branch	Units 49-52, Level 1 Tai Po Plaza
Tsuen Wan Branch	239 – 243 Sha Tsui Road
Tuen Mun Branch	Shop No. G16, G/F, Eldo Court Shopping Centre

After the opening of the Hong Kong Public Offering on Monday, June 14, 2004, if the Company, the Sponsor and the Co-Sponsors consider it advisable for The Hongkong and

Shanghai Banking Corporation Limited, Bank of China (Hong Kong) Limited and The Bank of East Asia, Limited to make available additional branches ("**Additional Receiving Branches**") for the collection of copies of the **WHITE** Application Form and prospectuses, an announcement setting out the details of such additional branches will be published in the South China Morning Post (in English) and in the Hong Kong Economic Times (in Chinese) on or before Thursday, June 17, 2004.

(b) You can collect a **YELLOW** Application Form and a prospectus from:

(1) the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong; or

(2) the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong.

(c) Your broker may have the Application Forms available.

4. WHEN TO APPLY FOR THE HONG KONG OFFER SHARES

(a) WHITE or YELLOW Application Forms

Completed **WHITE** or **YELLOW** Application Forms, with check or banker's cashier order attached, must be lodged by 12:00 noon on Thursday, June 17, 2004, or, if the application lists are not open on that day, by the time and date stated in the sub-paragraph headed "Effect of bad weather conditions on the opening of the application lists" below.

Your completed **WHITE** or **YELLOW** Application Form, with one check or one banker's cashier order attached, should be deposited in the special collection boxes provided at the branches of The Hongkong and Shanghai Banking Corporation Limited, Bank of China (Hong Kong) Limited and The Bank of East Asia, Limited stated above at the following times:

Monday, June 14, 2004	—	9:00 a.m. to 4:00 p.m.
Tuesday, June 15, 2004	—	9:00 a.m. to 4:00 p.m.
Wednesday, June 16, 2004	—	9:00 a.m. to 4:00 p.m.
Thursday, June 17, 2004	—	8:00 a.m. to 12:00 noon

After the opening of the Hong Kong Public Offering on Monday, June 14, 2004, if the Company, the Sponsor and the Co-Sponsors consider it advisable for branches of The Hongkong and Shanghai Banking Corporation Limited, Bank of China (Hong Kong) Limited and The Bank of East Asia, Limited to extend the times during which they will collect the completed Application Forms, an announcement setting out the revised times will be published in the South China Morning Post (in English) and in the Hong Kong Economic Times (in Chinese) on or before Thursday, June 17, 2004. If any Additional Receiving Branches were to be opened as stated above, completed Application Forms can also be deposited in the special collection boxes provided at such branches during the times stated above or as otherwise announced.

(b) Electronic application instructions to HKSCC via CCASS

CCASS Participants should input **electronic application instructions** at the following times:

Monday, June 14, 2004	—	9:00 a.m. to 7:00 p.m.[1]
Tuesday, June 15, 2004	—	9:00 a.m. to 7:00 p.m.[1]
Wednesday, June 16, 2004	—	9:00 a.m. to 7:00 p.m.[1]
Thursday, June 17, 2004	—	9:00 a.m. to 12:00 noon

(1) These times are subject to change as HKSCC may determine from time to time with prior notification to CCASS Participants.

The latest time for inputting your **electronic application instructions** via CCASS (if you are a CCASS Participant) is 12:00 noon on Thursday, June 17, 2004 or if the application lists are not open on that day, by the time and date stated in the sub-paragraph headed "Effect of bad weather conditions on the opening of the application lists" below.

(c) Application lists

The application lists will be open from 11:45 a.m. to 12:00 noon on Thursday, June 17, 2004, except as provided in the sub-paragraph headed "Effect of bad weather conditions on the opening of the application lists" below. No proceedings will be taken on applications for the Hong Kong Offer Shares and no allocation of any such Shares will be made until after the closing of the application lists.

(d) Effect of bad weather conditions on the opening of the application lists

The application lists will be open between 11:45 a.m. and 12:00 noon on Thursday, June 17, 2004, subject to weather conditions. The application lists will not be open in relation to the Hong Kong Public Offering if there is:

- a tropical cyclone warning signal number 8 or above; or
- a "black" rainstorm warning signal,

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Thursday, June 17, 2004, or if there are similar extraneous factors as are acceptable to the Hong Kong Stock Exchange. Instead, they will be open between 11:45 a.m. and 12:00 noon on the next business day which does not fall within the above circumstances at any time between 9:00 a.m. and 12:00 noon in Hong Kong. Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

5. HOW TO APPLY USING A WHITE OR YELLOW APPLICATION FORM

(a) Obtain a **WHITE** OR **YELLOW** Application Form.

(b) You should read the instructions in this prospectus and the relevant Application Form carefully. If you do not follow the instructions, your application is liable to be rejected and returned by ordinary post together with the accompanying check or banker's cashier order to you (or the first-named application in the case of joint applications) at your own risk to the address stated on your Application Form.

(c) Decide how many Hong Kong Offer Shares you want to purchase. Calculate the amount you must pay on the basis of the maximum Offer Price of HK$11.88 per Hong Kong Offer Share, plus brokerage of 1.0%, the SFC transaction levy of 0.005%, the investor compensation levy of 0.002% and the Hong Kong Stock Exchange trading fee of 0.005%. This means for every 500 Shares you will pay HK$6,000.12.

(d) Complete the Application Form in English (save as otherwise indicated) and sign it. Only written signatures will be accepted. Applications made by corporations, whether on their own behalf, or on behalf of other persons, must be stamped with the company chop (bearing the company name) and signed by a duly authorised officer, whose representative capacity must be stated. If you are applying for the benefit of someone else, you, rather than that person, must sign the Application Form. If it is a joint application, all applicants must sign it. If your application is made through a duly authorized attorney, the Company and the Joint Global Coordinators (or their respective agents or nominees) may accept it at their discretion, and subject to any conditions they think fit, including production of evidence of the authority of your attorney.

(e) Each Application Form must be accompanied by either one check or one banker's cashier order, which must be stapled to the top left-hand corner of the Application Form.

If you pay by check, the check must:

- be in Hong Kong dollars;
- be drawn on a Hong Kong dollar bank account in Hong Kong;
- show your account name, which must either be pre-printed on the check, or be endorsed on the back by a person authorized by the bank. This account name must be the same as the name in the Application Form. If the check is drawn on a joint account, one of the joint account names must be the same as the name of the first-named applicant;
- be made payable to "HSBC Nominees (Hong Kong) Limited — Ping An Public Offer" or "滙豐代理人(香港)有限公司－中國平安公開發售"; and
- be crossed "Account Payee Only".
- not be post-dated

Your application may be rejected if your check does not meet all these requirements or is dishonoured on its first presentation.

If you pay by banker's cashier order, the banker's cashier order must:

- be issued by a licensed bank in Hong Kong and have your name certified on the back by a person authorized by the bank. The name on the back of the banker's cashier order and the name on the Application Form must be the same. If it is a joint application, the name on the back of the banker's cashier order must be the same as the name of the first-named joint applicant;
- be in Hong Kong dollars;

- be made payable to "HSBC Nominees (Hong Kong) Limited — Ping An Public Offer" or "滙豐代理人(香港)有限公司－中國平安公開發售"; and
- be crossed "Account Payee Only".
- not be post-dated

Your application is liable to be rejected if your banker's cashier order does not meet all these requirements.

(f) Lodge your Application Form in one of the collection boxes by the time and at one of the locations, as respectively referred to in sub-paragraph 4(a) above.

(g) Multiple or suspected multiple applications are liable to be rejected. Please see the section headed "How many applications you can make" in this section.

(h) In order for the **YELLOW** Application Forms to be valid:

- If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):
  - the designated CCASS Participant or its authorized signatories must sign in the appropriate box; and
  - the designated CCASS Participant must endorse the form with its company chop (bearing its company name) and insert its participant ID in the appropriate box.
- If you are applying as an individual CCASS Investor Participant:
  - you must fill in your full name and your Hong Kong Identity Card number; and
  - you must insert your CCASS Participant ID and sign in the appropriate box.
- If you are applying as a joint individual CCASS Investor Participant:
  - you must insert all joint CCASS Investor Participants' names and the Hong Kong Identity Card numbers of all joint CCASS Investor Participants; and
  - you must insert your CCASS Participant ID and the authorized signatory or signatories of the CCASS Investor Participant's stock account must sign in the appropriate box.
- if you are applying as a corporate CCASS Investor Participant:
  - you must insert your company name and your company's Hong Kong Business Registration number; and
  - you must fill in your CCASS Participant ID and stamp your company chop (bearing your company's name) and the authorized signatory or signatories of the CCASS Investor Participant's stock account must sign in the appropriate box.

The signature(s), number of signatories and form of chop, where appropriate, in each **YELLOW** Application Form should match the records kept by HKSCC. Incorrect or incomplete details of the CCASS Participant or the omission or inadequacy of authorized signature(s), CCASS Participant ID or other similar matters may render the application invalid.

(i) Nominees who wish to submit separate applications in their names on behalf of different beneficial owners are requested to designate on each Application Form in the box marked "For nominees" an account number or identification code for each beneficial owner.

6. HOW TO COMPLETE THE APPLICATION FORM

There are detailed instructions on each Application Form. You should read these instructions carefully. If you do not strictly follow the instructions your application may be rejected.

If the Offer Price as finally determined is less than HK$11.88 per H Share, appropriate refund payments (including the brokerage, the SFC transaction levy, the investor compensation levy and the Hong Kong Stock Exchange trading fee attributable to the surplus application monies) will be made to successful or partially successful applications, without interest. Details of the procedure for refund are set out below in the section headed "Refund of your money — additional information" in the section headed "Terms and conditions of the Hong Kong Public Offering" in this prospectus.

7. HOW TO APPLY BY GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

(a) CCASS Participants may give **electronic application instructions** via CCASS to HKSCC to apply for Hong Kong Offer Shares and to arrange payment of the money due on application and payment of refunds. This will be in accordance with their participant agreements with HKSCC and the General Rules of CCASS and CCASS Operational Procedures.

(b) If you are a CCASS Investor Participant, you may give **electronic application instructions** through the CCASS Phone System by calling 2979 7888 or CCASS Internet System at https://ip.ccass.com (using the procedures contained in "An Operating Guide for Investor Participants" in effect from time to time). HKSCC can also input **electronic application instructions** for you if you come to:

Customer Service Centre of HKSCC
at Upper Ground Floor,
V-Heun Building,
128–140 Queen's Road Central
Hong Kong

and complete an input request form.

Prospectuses are available for collection from the above address.

(c) If you are not a CCASS Investor Participant, you may instruct your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give **electronic application instructions** via CCASS terminals to apply for Hong Kong Offer Shares.

(d) You are deemed to have authorized HKSCC and/or HKSCC Nominees to transfer the details of your application whether submitted by you or through your CCASS

Broker Participant or CCASS Custodian Participant to the Company and our H share registrar.

(e) You may give **electronic application instructions** in respect of a minimum of 500 Hong Kong Offer Shares. Each **electronic application instruction** in respect of more than 500 Hong Kong Offer Shares must be in one of the multiples set out in the table in the Application Form;

(f) Where a **WHITE** Application Form is signed by HKSCC Nominees on behalf of persons who have given **electronic application instructions** to apply for the Hong Kong Offer Shares:

  (i) HKSCC Nominees is only acting as nominee for those persons and shall not be liable for any breach of the terms and conditions of the **WHITE** Application Form or this prospectus; and

  (ii) HKSCC Nominees does all the things on behalf of each of such persons as stated in sub-paragraph (c) in the section headed "Effect of making any application" in the section headed "Terms and conditions of the Hong Kong Public Offering" in this prospectus.

(g) If you are suspected of having made multiple applications or if more than one application is made for your benefit, the number of Hong Kong Offer Shares applied for by HKSCC Nominees will be automatically reduced by the number of Hong Kong Offer Shares in respect of which you have given such instructions and/or in respect of which such instructions have been given for your benefit. Any **electronic** instructions to make an application for Hong Kong Offer Shares given by you or for your benefit to HKSCC shall be deemed to be an actual application.

(h) For the purpose of allocating Hong Kong Offer Shares, HKSCC Nominees shall not be treated as an applicant. Instead, each CCASS Participant who gives **electronic application instructions** or each person for whose benefit each such instruction is given shall be treated as an applicant.

(i) The section headed "Personal data" in the section headed "Terms and conditions of the Hong Kong Public Offering" in this prospectus applies to any personal data held by the Joint Global Coordinators, the Sponsor and Co-Sponsors, the Company and our H Share registrar about you in the same way as it applies to personal data about applicants other than HKSCC Nominees.

Warning

Application for Hong Kong Offer Shares by giving electronic application instructions to HKSCC is only a facility provided to CCASS Participants. The Company, the Joint Global Coordinators and any parties involved in the Global Offering take no responsibility for the application and provide no assurance that any CCASS Participant will be allocated any Hong Kong Offer Shares.

To ensure that CCASS Investor Participants can give their electronic application instructions to HKSCC through the CCASS Phone System or CCASS Internet System, CCASS Investor Participants are advised not to wait until the last minute to input instructions. If CCASS Investor Participants have problems in connecting to the CCASS Phone System or CCASS Internet System to submit electronic application instructions, they should either:

(a) submit the **WHITE** OR **YELLOW** Application Form (as appropriate); or

(b) go to HKSCC's Customer Service Centre to complete an application instruction input request form before 12:00 noon on Thursday, June 17, 2004 or such later time as described under the sub-paragraph headed "Effect of bad weather conditions on the opening of the application lists" above.

8. HOW MANY APPLICATIONS YOU CAN MAKE

(a) You may make more than one application for the Hong Kong Offer Shares only if:

- You are a nominee, in which case you may make an application as a nominee by: (i) giving **electronic application instructions** to HKSCC (if you are a CCASS Participant); and (ii) lodging more than one application in your own name on behalf of different beneficial owners. In the box on the Application Form marked "For nominees" you must include:
  - an account number; or
  - another identification code

  for each beneficial owner. If you do not include this information, the application will be treated as being for your benefit.

Otherwise, multiple applications are liable to be rejected.

(b) All of your applications under the Hong Kong Public Offering are liable to be rejected as multiple applications if you, or you and other joint applicants together:

- make more than one application (whether individually or jointly with others) on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC;
- apply on one **WHITE** or **YELLOW** Application Form (whether individually or jointly with others) or by giving **electronic application instructions** to HKSCC to apply for more than 34,697,500 H Shares; or
- have applied for or taken up or indicated an interest for or received or have been or will be placed or allocated (conditionally and/or provisionally) any Offer Shares or ADSs in the International Offering.

(c) All of your applications are liable to be rejected as multiple applications if more than one application is made for your benefit (including the part of the application made by HKSCC Nominees acting on **electronic application instructions**). If an application is made by an unlisted company and (i) the only business of that company is dealing in securities; and (ii) you exercise statutory control over that company, then the application will be treated as being for your benefit. Unlisted company means a company with no equity securities listed on the Hong Kong Stock Exchange. Statutory control in relation to a company means you: (i) control the composition of the board of directors of that company; or (ii) control more than half of the voting power of that company; or (iii) hold more than half of the issued share capital of that company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).

1. GENERAL

(a) If you apply for the Hong Kong Offer Shares in the Hong Kong Public Offering, you will be agreeing with the Company and the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) as set out below.

(b) If you **electronically** instruct HKSCC via CCASS to cause HKSCC Nominees to apply for the Hong Kong Offer Shares on your behalf, you will have authorized HKSCC Nominees to apply on the terms and conditions set out below, as supplemented and amended by the terms and conditions applicable to the relevant application method.

(c) In this section, references to "you", "applicants", "joint applicants" and other like references shall, if the context so permits, include references to both nominees and principals on whose behalf HKSCC Nominees is applying for the Hong Kong Offer Shares; and references to the making of an application shall, if the context so permits, include references to making applications **electronically** by giving instructions to HKSCC.

(d) Applicants should read this prospectus carefully, including other terms and conditions of the Hong Kong Public Offering, the section headed "Structure of the Global Offering — The Hong Kong Public Offering", and in the section headed "How to apply for Hong Kong Offer Shares" and the terms and conditions set out in the relevant Application Form or imposed by HKSCC prior to making an application.

2. OFFER TO PURCHASE THE HONG KONG OFFER SHARES

(a) You offer to purchase from the Company at the Offer Price the number of the Hong Kong Offer Shares indicated in your Application Form (or any smaller number in respect of which your application is accepted) on the terms and conditions set out in this prospectus and the relevant Application Form.

(b) For applicants using Application Forms, a refund check in respect of the surplus application monies (if any) representing the Hong Kong Offer Shares applied for but not allocated to you and representing the difference (if any) between the final Offer Price and the maximum Offer Price (including brokerage, the SFC transaction levy, the investor compensation levy and the Hong Kong Stock Exchange trading fee attributable thereto), is expected to be sent to you at you own risk to the address stated on your Application Form on or before June 23, 2004.

Details of the procedure for refunds relating to each of the Hong Kong Public Offering methods are contained below in the paragraphs headed "If your application for the Hong Kong Offer Shares is successful (in whole or in part)" and "Refund of your money — additional information" in this section.

(c) Any application may be rejected in whole or in part.

(d) Applicants under the Hong Kong Public Offering should note that in no circumstances (save for those provided under section 40 of the Companies Ordinance) can applications be withdrawn once submitted. For the avoidance of doubt, the Company and all other parties involved in the preparation of this prospectus acknowledge that each CCASS Participant who gives, or causes to

give, **electronic application instructions** to HKSCC via CCASS is a person who may be entitled to compensation under section 40 of the Companies Ordinance.

3. ACCEPTANCE OF YOUR OFFER

(a) The Hong Kong Offer Shares will be allocated after the application lists close. The Company expects to announce the final number of Hong Kong Offer Shares, the level of applications under the Hong Kong Public Offering and the basis of allocations of the Hong Kong Offer Shares in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on Wednesday, June 23, 2004.

(b) The results of allocations of the Hong Kong Offer Shares under the Hong Kong Public Offering, including the Hong Kong Identity Card numbers, passport numbers or Hong Kong Business Registration numbers (where applicable) of successful applicants and the number of Hong Kong Offer Shares successfully applied for, will be made available on Wednesday, June 23, 2004 in the manner described in the section headed "Results of allocations" in this section.

(c) The Company may accept your offer to purchase (if your application is received, valid, processed and not rejected) by announcing the basis of allocations and/or making available the results of allocations publicly.

(d) If the Company accepts your offer to purchase (in whole or in part), there will be a binding contract under which you will be required to purchase the Hong Kong Offer Shares in respect of which your offer has been accepted if the conditions of the *Global Offering are satisfied or the Global Offering is not otherwise terminated.* Further details are contained in the section headed "Structure of the Global Offering".

(e) You will not be entitled to exercise any remedy of rescission for innocent misrepresentation at any time after acceptance of your application. This does not affect any other right you may have.

4. EFFECT OF MAKING ANY APPLICATION

(a) By making any application, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- **instruct** and **authorise** the Company and/or the Joint Global Coordinators (or their respective agents or nominees) to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect the registration of any Hong Kong Offer Shares allocated to you in your name(s) or HKSCC Nominees, as the case may be, as required by the Articles of Association of the Company and otherwise to give effect to the arrangements described in this prospectus and the relevant Application Form;
- **undertake** to sign all documents and to do all things necessary to enable you or HKSCC Nominees, as the case may be, to be registered as the holder of the

Hong Kong Offer Shares allocated to you, and as required by the Articles of Association of the Company;

- **represent** and **warrant** that the H Shares have not been and will not be registered under the US Securities Act and you are outside the United States when completing the Application Form and are not a United States person (as defined in Regulation S under the US Securities Act);
- **confirm** that you have received a copy of this prospectus and have only relied on the information and representations contained in this prospectus in making your application, and not on any other information or representation concerning the Company and you agree that none of the Company, the Sponsor and Co-Sponsors, the Joint Global Coordinators or the Underwriters nor any of their respective directors, officers, employees, partners, agents or advisers will have any liability for any such other information or representations;
- **agree** (without prejudice to any other rights which you may have) that once your application has been accepted, you may not rescind it because of an innocent misrepresentation;
- (if the application is made by an agent on you behalf) **warrant** that the application is the only application which will be made for your benefit on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC;
- (if the application is made for your own benefit) **warrant** that you have validly and irrevocably conferred on your agent all necessary power and authority to make the application;
- (if you are an agent for another person) **warrant** that reasonable enquiries have been made of that other person that the application is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC, and that you are duly authorized to sign the Application Form or to give **electronic application instruction** as that other person's agent;
- **undertake** and **confirm** that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any Offer Shares (in the form of H Shares or ADSs) in the International Offering, nor otherwise participate in the International Offering;
- **warrant** the truth and accuracy of the information contained in your application;
- **agree** to disclose to the Company, and/or its registrar, receiving bankers, advisers and agents and, the Joint Global Coordinators and their respective agents any information about you which they require or the person(s) for whose benefit you have made the application;

- **agree** that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- **undertake** and **agree** to accept the H Shares applied for, or any lesser number allocated to you under the application;
- **authorize** the Company to place your name(s) or HKSCC Nominees, as the case may be, on the register of members of the Company as the holder(s) of any Hong Kong Offer Shares allocated to you, and the Company and/or its agents to send any share certificate(s) (where applicable) and/or any refund check (where applicable) to you or (in case of joint applicants) the first-named applicant in the Application Form by ordinary post at your own risk to the address stated on your Application Form (except that if you have applied for 200,000 Hong Kong Offer Shares or more and have indicated in your Application Form your wish to collect your refund (where applicable) check and H Share Certificates (where applicable) you can collect your share certificate(s) and/or refund check (where applicable) in person between 9:00 a.m. and 1:00 p.m. on Wednesday, June 23, 2004 (Hong Kong time) from our H Share registrar;
- **understand** that these declarations and representations will be relied upon by the Company and the Joint Global Coordinators in deciding whether or not to allocate any Hong Kong Offer Shares in response to your application;
- if the laws of any place outside Hong Kong are applicable to your application, you **agree** and **warrant** that you have complied with all such laws and none of the Company, the Sponsor and Co-Sponsors, the Joint Global Coordinators and the Underwriters nor any of their respective officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in this prospectus;
- **agree** with the Company, for itself and for the benefit of each shareholder of the Company (and so that the Company will be deemed by its acceptance in whole or in part of the application to have agreed, for itself and on behalf of each shareholder of the Company) (and if applicable, with each CCASS Participant giving **electronic application instructions**) to observe and comply with the PRC Company Law, the Special Regulations and the Articles of Association;
- **agree** with the Company, each shareholder, Director, Supervisor, manager and officer of the Company, and the Company acting for itself and for each Director, Supervisor, manager and officer of the Company agrees with each shareholder (and if applicable, with each CCASS Participant giving **electronic application instructions**), to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearings in open session and to publish its award, which shall be final and conclusive;

- **agree** with the Company and each shareholder of the Company that H Shares in the Company are freely transferable by the holders thereof; and
- **authorize** the Company to enter into a contract on behalf of you with each director, supervisor and officer of the Company whereby such Directors, Supervisors and officers undertake to observe and comply with their obligations to shareholders stipulated in the Articles of Association.

(b) If you apply for the Hong Kong Offer Shares using a **YELLOW** Application Form, in addition to the confirmations and agreements referred to in (a) above, you (and if you are joint applicants, each of you jointly and severally) **agree** that

- any Hong Kong Offer Shares allocated to you shall be registered in the name of HKSCC Nominees and deposited directly into CCASS operated by HKSCC for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant in accordance with your election on the Application Form;
- each of HKSCC and HKSCC Nominees reserves the right (1) **not to accept** any or part of such allotted Hong Kong Offer Shares issued in the name of HKSCC Nominees or **not to accept** such allotted Hong Kong Offer Shares for deposit into CCASS; (2) to cause such allotted Hong Kong Offer Shares to be **withdrawn** from CCASS and transferred into your name at your own risk and costs; and (3) to cause such **allotted Hong Kong Offer Shares to be issued in your name** (or, if you are a joint applicant, to the first-named applicant) and in such a case, to **post the share certificates** for such allotted Hong Kong Offer Shares at your own risk to the address on your Application Form by ordinary post **or to make available the same for your collection;**
- each of HKSCC and HKSCC Nominees may adjust the number of allotted Hong Kong Offer Shares issued in the name of HKSCC Nominees;
- neither HKSCC nor HKSCC Nominees shall have any liability for the information and representations not so contained in this prospectus and the Application Form;
- neither HKSCC nor HKSCC Nominees shall be liable to you in any way.

(c) In addition, by giving **electronic application instructions** to HKSCC or instructing your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give such instructions to HKSCC, you (and if you are joint applicants, each of you jointly and severally) are deemed to do the following additional things and neither HKSCC nor HKSCC Nominees will be liable to the Company nor any other person in respect of such things.

- **instruct** and **authorize** HKSCC to cause HKSCC Nominees (acting as nominee for the CCASS Participants) to apply for the Hong Kong Offer Shares on your behalf;
- **instruct** and **authorize** HKSCC to arrange payment of the maximum Offer Price, brokerage, the SFC transaction levy, the investor compensation levy and the Hong Kong Stock Exchange trading fee by debiting your designated bank

account and, in the case of wholly or partly unsuccessful applications and/or if the final Offer Price is less than the maximum Offer Price of HK$11.88 per H Share, refund the appropriate portion of the application money by crediting your designated bank account;

- (in addition to the confirmations and agreements set out in paragraph (a) above) **instruct** and **authorize** HKSCC to cause HKSCC Nominees to do on your behalf all the things which it has stated to do on your behalf in the **WHITE** Application Form and the following:
  - **agree** that the Hong Kong Offer Shares to be allocated shall be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or the stock account of the CCASS Participant who has inputted **electronic application instructions** on your behalf;
  - **undertake** and **agree** to accept the Hong Kong Offer Shares in respect of which you have given **electronic application instructions** or any lesser number;
  - (if the **electronic application instructions** are given for your own benefit) **declare** that only one set of **electronic application instructions** has been given for your benefit;
  - (if you are an agent for another person) **declare** that you have given only one set of **electronic application instructions** for the benefit of that other person, and that you are duly authorized to give those instructions as that other person's agent;
  - **understand** that the above declaration will be relied upon by the Company and the Joint Global Coordinators in deciding whether or not to make any allocation of the Hong Kong Offer Shares in respect of the **electronic application instructions** given by you and that you may be prosecuted if you make a false declaration;
  - **authorize** the Company to place the name of HKSCC Nominees on the register of members of the Company as the holder of the Hong Kong Offer Shares allocated in respect of your **electronic application instructions** and to send share certificates and/or refund in accordance with arrangements separately agreed between the Company and HKSCC;
  - **confirm** that you have read the terms and conditions and application procedures set out in this prospectus and agree to be bound by them;
  - **confirm** that you have only relied on the information and representations in this prospectus in giving your **electronic application instructions** or instructing your CCASS Broker Participant or CCASS Custodian Participant to give **electronic application instructions** on your behalf;
  - **agree** that the Company, the Underwriters and any other parties involved in the Global Offering are liable only for the information and representations contained in this prospectus;

- **agree** (without prejudice to any other rights which you may have) that once the application of HKSCC Nominees has been accepted, the application cannot be rescinded for innocent misrepresentation;
- **agree** to disclose your personal data to the Company, the Joint Global Coordinators, the share registrars, the receiving banker(s), their respective agents and advisers together with any information about you which they require;
- **agree** that you cannot revoke **electronic application instructions** before July 14, 2004, such agreement to take effect as a collateral contract with the Company and to become binding when you give the instructions and such collateral contract to be in consideration of the Company agreeing that it will not offer any Hong Kong Offer Shares to any person before July 14, 2004, except by means of one of the procedures referred to in this prospectus. However, you may revoke the instructions before the fifth day after the time of the opening of the application lists (excluding for this purpose any day which is not a business day) if a person responsible for this prospectus under section 40 of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this prospectus;
- **agree** that once the application of HKSCC Nominees is accepted, neither that application nor your **electronic application instructions** can be revoked and that acceptance of that application will be evidenced by the results of the Hong Kong Public Offering made available by the Company; and
- **agree** to the arrangements, undertakings and warranties specified in the participant agreement between you and HKSCC, read with the General Rules of CCASS and the CCASS Operational Procedures, in respect of the giving of **electronic application instructions** relating to the Hong Kong Offer Shares.

(d) The Company, the Sponsor and Co-Sponsors, the Joint Global Coordinators, the Underwriters and their respective directors and any other parties involved in the Global Offering are entitled to rely on any warranty, representation or declaration made by you in your application.

(e) All the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on the joint applicants shall be deemed to have been made, given or assumed by or imposed on the applicants jointly and severally.

5. CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOCATED HONG KONG OFFER SHARES

You should note the following situations in which Hong Kong Offer Shares will not be allocated to you or your application is liable to be rejected:

(a) If your application is revoked:

By completing an Application Form or submitting **electronic application instructions** to HKSCC, you agree that you cannot revoke your application before July 14, 2004. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your Application Form or submit your **electronic application instructions** to HKSCC. This collateral contract will be in consideration of the Company agreeing that it will not offer any Hong Kong Offer Shares to any person before July 14, 2004 except by means of one of the procedures referred to in the prospectus. For this purpose, acceptance of applications which are not rejected will be constituted by announcement of the basis of allocation and/or making available the results of allocation publicly, and where such basis of allocation and/or making available the results of allocation publicly, and where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot respectively.

You may only revoke your application earlier than July 14, 2004 if a person responsible for the prospectus under section 40 of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for the prospectus.

If any supplement to this prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of this prospectus as supplemented.

If your application has been accepted, it cannot be revoked.

(b) If the allocation of Hong Kong Offer Shares is void:

Your allocation of Hong Kong Offer Shares will be void if the Listing Committee of the Hong Kong Stock Exchange does not grant permission to list the H Shares either:

- within three weeks from the closing of the applications lists; or
- within a longer period of up to six weeks if the Listing Committee of the Hong Kong Stock Exchange notifies the Company of that longer period within three weeks of the closing of the application lists;

(c) If you make applications under the Hong Kong Public Offering as well as the International Offering:

By filling in any of the Application Forms or giving application instructions to HKSCC **electronically**, you agree not to apply for Offer Shares or ADSs under the International Offering. Reasonable steps will be taken to identify and reject applications under the Hong Kong Public Offering from investors who have received Offer Shares (in the form of H Shares

or ADSs) in the International Offering, and to identify and reject indications of interest in the International Offering from investors who have received Hong Kong Offer Shares in the Hong Kong Public Offering.

(d) If the Company, the Joint Global Coordinators or their respective agents exercise their discretion:

The Company, the Joint Global Coordinators or their respective agents or nominees have full discretion to reject or accept any application, or to accept only part of any application, without having to give any reasons for any rejection or acceptance.

(e) If:

- your application is a multiple or suspected multiple application;
- your Application Form is not completed correctly;
- your payment is not made correctly or you pay by check or banker's cashier order and the check or banker's cashier order is dishonoured on its first presentation;
- you or the person for whose benefit you are applying have applied for and/or received or will receive Offer Shares (in the form of H Shares or ADS) under the International Offering;
- either of the Hong Kong Underwriting Agreement or the International Purchase Agreement does not become unconditional or if it is terminated in accordance with the terms thereof; or
- you apply for more than 50% of the Hong Kong Offer Shares initially being offered to the public for subscription.

(f) If you are giving **electronic application instructions** to HKSCC to apply for Hong Kong Offer Shares on your behalf, you will also not be allocated any Hong Kong Offer Shares if HKSCC Nominee's application is not accepted.

6. RESULTS OF ALLOCATIONS

The results of allocations of the Hong Kong Offer Shares under the Hong Kong Public Offering, including applications made under **WHITE** and **YELLOW** Application Forms, and by giving **electronic application instructions** to HKSCC, which will include the Hong Kong Identity Card numbers, passport numbers or Hong Kong Business Registration numbers of successful applicants (where applicable) and the number of the Hong Kong Offer Shares successfully applied for, are expected to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or before Wednesday, June 23, 2004.

7. IF YOUR APPLICATION FOR THE HONG KONG OFFER SHARES IS SUCCESSFUL (IN WHOLE OR IN PART)

(a) **If you are applying using a WHITE** Application Form and you elect to receive any share certificate(s) in your name:

- Refund checks for these applicants who apply for less than 200,000 H Shares are expected to be dispatched on or before Wednesday, June 23, 2004 to the same address as that for share certificate(s).
- Applicants who apply on **WHITE** Application Forms for 200,000 H Shares or more under the Hong Kong Public Offering and have indicated in their Application Forms that they wish to collect share certificates and (where applicable) refund checks in person from the H Share registrar may collect share certificates and (where applicable) refund checks in person from the Company's H Share registrar, Computershare Hong Kong Investor Services Limited, Room 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong, from 9:00 a.m. to 1:00 p.m. on Wednesday, June 23, 2004 or any other date notified by the Company by way of a newspaper announcement as the date of dispatch of share certificates and/or refunds.
- Applicants being individuals who opt for personal collection cannot authorize any other person to make collection on their behalf. Corporate applicants who opt for personal collection must attend by their authorized representatives bearing letters of authorisation from the corporation stamped with the corporation's respective chops. Both individuals and authorized representative (if applicable) must produce, at the time of collection, evidence of identity acceptable to the H Share registrar.
- Uncollected share certificates and refund checks will be dispatched by ordinary post at the applicants' own risk to the addresses specified in the relevant Application Forms.

(b) **If (i) you are applying on a YELLOW Application Form or (ii) you are giving electronic application instructions to HKSCC, and in each case you elect to have allocated Hong Kong Offer Shares deposited directly into CCASS:**

If your application is wholly or partly successful, your share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you (on the Application Form or **electronically**, as the case may be), at the close of business on Wednesday, June 23, 2004 or, under certain contingent situations, on any other date as shall be determined by HKSCC or HKSCC Nominees.

(i) If you apply on a **YELLOW** Application Form:

- *If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant) on a **YELLOW** Application Form:*

For Hong Kong Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Hong Kong Offer Shares allocated to you with that CCASS Participant.

- *If you are applying as a CCASS Investor Participant on a **YELLOW** Application Form:*

The Company is expected to make available the results of the Hong Kong Public Offering, including the results of CCASS Investor Participants' applications, in the manner described in the section headed "Results of allocations" in this section, on Wednesday, June 23, 2004. You should check the results made available by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Wednesday, June 23, 2004 or such other date as shall be determined by HKSCC or HKSCC Nominees. On Thursday, June 24, 2004 (being the next day following the credit of the Hong Kong Offer Shares to your stock account) you can check your new account balance via the CCASS Phone System and CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also make available to you an activity statement showing the number of Hong Kong Offer Shares credited to your stock account.

(ii) If you have given **electronic application instructions** to HKSCC:

The Company is expected to make available the application results of the Hong Kong Public Offering, including the results of applications made **electronically** by CCASS Participants (and in the case of CCASS Broker Participants and CCASS Custodian Participants, the Company shall include information relating to the beneficial owner, if supplied), your Hong Kong Identity Card/passport/Hong Kong Business Registration number or other identification code (as appropriate) in the manner described in the section headed "Results of allocations" in this section, on Wednesday, June 23, 2004. You should check the results made available by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Wednesday, June 23, 2004 or any other date HKSCC or HKSCC Nominees chooses.

- *If you are instructing your CCASS Broker Participant or CCASS Custodian Participant to give* **electronic application instructions** *to HKSCC on your behalf:*

  You can also check the number of Hong Kong Offer Shares allotted to you and the amount of refund (if any) payable to you with that CCASS Broker Participant or CCASS Custodian Participant.

- *If you are applying as a CCASS Investor Participant by giving* **electronic instructions** to HKSCC:

  You can also check the number of the Hong Kong Offer Shares allotted to you and the amount of refund (if any) payable to you via the CCASS Phone System by calling 2979 7888 and CCASS Internet System at https://ip.ccass.com (under the procedures contained in HKSCC's "An Operating Guide for Investor

Participants" in effect from time to time) on Wednesday, June 23, 2004. On Thursday, June 24, 2004 (being the next day following the credit of the Hong Kong Offer Shares to your stock account and the credit of refund monies to your bank account), HKSCC will also make available to you an activity statement showing the number of the Hong Kong Offer Shares credited to your stock account and the amount of refund credited to your designated bank account (if any).

No receipt will be issued for application monies paid. The Company will not issue temporary documents of title.

8. REFUND OF YOUR MONEY — ADDITIONAL INFORMATION

(a) You will be entitled to a refund if:

- your application is not successful or the conditions of Global Offering are not fulfilled in accordance with the section headed "Structure of the Global Offering — Conditions of the Hong Kong Public Offering", in which case the Company will refund your application money together with brokerage, the SFC transaction levy, the investor compensation levy and the Hong Kong Stock Exchange trading fee to you, without interest;
- your application is accepted only in part, in which case the Company will refund the appropriate portion of your application money, brokerage, the SFC transaction levy, the investor compensation levy and the Hong Kong Stock Exchange trading fee, without interest; and
- the Offer Price (as finally determined) is less than the price per Offer Share initially paid by the applicant on application, in which case the Company will refund the surplus application money together with the appropriate portion of brokerage, the SFC transaction levy, the investor compensation levy and the Hong Kong Stock Exchange trading fee, without interest.

(b) If you apply on **YELLOW** Application Form for 200,000 H Shares or more under the Hong Kong Public Offering and have indicated in your Application Form that you wish to collect refund checks (if applicable) in person from our H Share registrar, you may collect your refund check (if any) in person from our H Share registrar on Wednesday, June 23, 2004. The procedure for collection of refund checks for **YELLOW** Application Form applicants is the same as that for **WHITE** Application Form applicants set out in sub-paragraph (a) of the section headed "If your application for the Hong Kong Offer Shares is successful (in whole or in part)" in this section.

(c) If you apply on **YELLOW** Application Form for 200,000 H Shares or more and have not indicated on your Application Form that you will collect your refund check(s) in person, or if you apply for less than 200,000 H Shares, then your refund check(s) (if any) will be sent to the address on your Application Form by ordinary post and at your own risk on Wednesday, June 23, 2004.

(d) If you are applying by giving **electronic instructions** to HKSCC to cause HKSCC Nominees to apply on your behalf, all refunds are expected to be credited to your

designated bank account (if you are applying as a CCASS Investor Participant) or the designated bank account of your broker or custodian (if you are applying through a CCASS Broker/Custodian Participant) on Wednesday, June 23, 2004.

(e) All refunds by check will be crossed "Account Payee Only", and made out to you, or if you are a joint applicant, to the first-named applicant on your Application Form.

(f) Refund checks are expected to be dispatched on Wednesday, June 23, 2004. The Company intends to make special efforts to avoid delays in refunding money.

9. PERSONAL DATA

The main provisions of the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the "**Ordinance**") came into effect in Hong Kong on December 20, 1996. This Personal Information Collection Statement informs the applicant for and holder of the Hong Kong Offer Shares of the policies and practices of the Company and its share registrars in relation to personal data and the Ordinance.

(a) Reasons for the collection of your personal data

From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company and the H Share registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the registrars.

Failure to supply the requested data may result in your application for securities being rejected or in delay or inability of the Company or the H Share registrar to effect transfers or otherwise render their services. It may also prevent or delay registration or transfer of the Hong Kong Offer Shares which you have successfully applied for and/or the dispatch of share certificate(s), and/or refund check(s) to which you are entitled.

It is important that holders of securities inform the Company and the H Share registrar immediately of any inaccuracies in the personal data supplied.

(b) Purposes

The personal data of the applicants and the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:

- processing of your application and verification of compliance with the terms and application procedures set out in the Application Forms and this prospectus and announcing results of allocations of the Hong Kong Offer Shares;
- enabling compliance with all applicable laws and regulations in Hong Kong and elsewhere;
- registering new issues or transfers into or out of the name of holders of securities including, where applicable, in the name of HKSCC Nominees;
- maintaining or updating the registrars of holders of securities of the Company;
- conducting or assisting in the conduct of signature verifications, any other verification or exchange of information;

- establishing benefit entitlements of holders of securities of the Company, such as dividends, rights issues and bonus issues;
- distributing communications from the Company and its subsidiaries;
- compiling statistical information and shareholder profiles;
- making disclosures as required by laws, rules or regulations;
- disclosing relevant information to facilitate claims on entitlements; and
- any other incidental or associated purposes relating to the above and/or to enable the Company and the H Share registrar to discharge their obligations to holders of securities and/or regulators and/or other purpose to which the holders of securities may from time to time agree.

(c) Transfer of personal data

Personal data held by the Company and the H Share registrar relating to the applicants and the holders of securities will be kept confidential but the Company and the H Share registrar, to the extent necessary for achieving the above purposes or any of them, may make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) the personal data of the applicants and the holders of securities to, from or with any and all of the following persons and entities:

- the Company or their respective appointed agents such as financial advisers and receiving bankers;
- HKSCC and HKSCC Nominees, who will use the personal data for the purposes of operating CCASS (in cases where the applicants have requested for the Public Offer Shares to be deposited into CCASS);
- any agents, contractors or third party service providers who offer administrative, telecommunications, computer, payment or other services to the Company and/or the H Share registrar in connection with the operation of their business;
- the Hong Kong Stock Exchange, the SFC and any other statutory, regulatory or governmental bodies; and
- any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers.

By signing an Application Form or by giving **electronic application instructions** to HKSCC, you agree to all of the above.

(d) Access to and correction of personal data

The Ordinance provides the holders of securities with rights to ascertain whether the Company or the H Share registrar holds their personal data, to obtain a copy of that data, and to correct any data that is inaccurate.

In accordance with the Ordinance, the Company and the H Share registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for

access to data or correction of data or for information regarding policies and practices and kinds of data held should be addressed to Company, at its registered address disclosed in the "Corporate Information" section in this prospectus or as notified from time to time in accordance with applicable law, for the attention of the company secretary, or the H Share registrar for the attention of the privacy compliance officer.

10. MISCELLANEOUS

(a) Commencement of dealings in the H Shares

- Dealings in the H Shares are expected to commence on Thursday, June 24, 2004.
- H Shares will be traded in board lots of 500 H Shares.
- Any H Share certificates in respect of Hong Kong Offer Shares collected or received by successful applicants will only be valid certificates of title provided that, no later than 8:00 a.m. on June 24, 2004 the Hong Kong Public Offering has become unconditional and neither of the Hong Kong Underwriting Agreement nor the International Purchase Agreement has been terminated in accordance with its terms.

(b) H Shares will be eligible for admission into CCASS

- If the Hong Kong Stock Exchange grants the listing of and permission to deal in the H Shares and the stock admission requirements of HKSCC are complied with, the H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the H Shares on the Hong Kong Stock Exchange or any other date HKSCC chooses. Settlement of transactions between participants of the Hong Kong Stock Exchange is required to take place in CCASS on the second business day after any trading day.
- All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.
- All necessary arrangements have been made for the H Shares to be admitted into CCASS.

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The following is the text of a report, prepared for the purpose of incorporating in this Prospectus, received from our auditors and reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong.


ERNST & YOUNG
安永會計師事務所

15th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

June 14, 2004

The Directors
Ping An Insurance (Group) Company of China, Ltd.
BOCI Asia Limited
Goldman Sachs (Asia) L.L.C.
The Hongkong and Shanghai Banking Corporation Limited
Morgan Stanley Dean Witter Asia Limited

Dear Sirs,

We set out below our report on the consolidated financial information relating to Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the three years ended December 31, 2001, 2002 and 2003 (the "Relevant Periods") for inclusion in the prospectus of the Company dated June 14, 2004 (the "Prospectus").

The Company was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. The Group is principally engaged in various general insurance and life insurance businesses denominated in Renminbi ("RMB") and foreign currencies. As of December 31, 2003, the Group had approximately 36,000 employees. The registered address of the Company is Ping An Building, Ba Gua No. 3 Road, Shenzhen, the PRC.

On October 28, 2002, the China Insurance Regulatory Commission (the "CIRC") approved the change of the Company's name from Ping An Insurance Company of China, Ltd. to Ping An Insurance (Group) Company of China, Ltd.. The Company's business license was updated on January 24, 2003, so that its business scope includes investing in insurance enterprises, supervising and managing domestic and overseas operations of subsidiaries, and utilizing insurance funds. On October 28, 2002, the CIRC approved the establishment of Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An Property & Casualty") and Ping An Life Insurance Company of China, Ltd. ("Ping An Life"). Shortly afterwards, the respective insurance businesses were transferred from the Company to these two companies.

Arthur Andersen Hua Qiang Certified Public Accountants audited the Group's statutory financial statements for the year ended December 31, 2001 as prepared in accordance with PRC accounting rules and regulations ("PRC GAAP"). Arthur Andersen & Co. audited the Group's consolidated financial statements for the year ended December 31, 2001, prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. We have acted as the auditors of the Company and its principal subsidiaries since the financial year ended December 31, 2002. For the purpose of this report, we have undertaken independent audits of the Group's consolidated financial

statements for the three years ended December 31, 2001, 2002 and 2003 in accordance with Hong Kong Statements of Auditing Standards and the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants.

The summaries of the consolidated results, statements of movements in equity and cash flow statements of the Group for the Relevant Periods, and of the consolidated balance sheets of the Group and the balance sheets of the Company as at December 31, 2001, 2002 and 2003 (the "Summaries") set out in this report have been prepared from the audited financial statements and management accounts, where appropriate, of the Company and its subsidiaries for the Relevant Periods, after making such adjustments as we consider appropriate and are prepared on the basis set out in Section 1 below.

The directors of the Company are responsible for the Summaries which are prepared based on the financial statements and management accounts of the respective companies of the Group. The directors of the respective companies of the Group are responsible for the preparation of respective financial statements and management accounts which give a true and fair view. In preparing the Summaries, financial statements and management accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgments and estimates are made which are prudent and reasonable, and that the reasons for any significant departure from applicable accounting standards are stated. It is our responsibility to form an independent opinion on the Summaries and to report our opinion to you.

In our opinion, the Summaries, together with the notes thereon give, for the purpose of this report, a true and fair view of the consolidated results and consolidated cash flow statements of the Group for the Relevant Periods, and of the consolidated balance sheets of the Group and the balance sheets of the Company as at December 31, 2001, 2002 and 2003.

1. CHANGES IN GROUP STRUCTURE AND BASIS OF PREPARATION

(1) Changes in the Group's Structure During the Relevant Periods

In addition to the formation of Ping An Property & Casualty and Ping An Life as mentioned above, the principal changes in the structure of the Group during the Relevant Periods are as follows:

(a) On May 22, 2001, the paid-in capital of Ping An Securities Company, Ltd. ("Ping An Securities") was increased from RMB150,000,000 to RMB1,000,000,000. The increase in paid-in capital was approved by the China Securities Regulatory Commission (the "CSRC"). Prior to this increase in paid-in capital and disposal of certain equity interest in Ping An Securities, the Group owned the entire equity interest in Ping An Securities. On May 22, 2001, the equity interest in Ping An Securities held by China Ping An Trust & Investment Co., Ltd. ("Ping An Trust", a subsidiary of the Company) was reduced to 30%. Accordingly, Ping An Securities was accounted for as a consolidated subsidiary for the period from January 1, 2001 to May 21, 2001, and as an associate from May 22, 2001.

On October 22, 2003, with the approval of the CSRC, Ping An Trust acquired a 34.12% equity interest in Ping An Securities from certain minority shareholders of Ping An Securities. Thereafter, Ping An Trust's equity interest in Ping An Securities

1. CHANGES IN GROUP STRUCTURE AND BASIS OF PREPARATION (Continued)

increased from 30% to 64.12%. Accordingly, Ping An Securities was accounted for as a consolidated subsidiary from October 22, 2003.

(b) On August 21, 2001, with the approval of the Guangzhou Branch and the Shenzhen Central Sub-branch of the People's Bank of China, the paid-in capital of Ping An Trust was increased from RMB150,000,000 to RMB500,000,000, and the equity interest in Ping An Trust held by the Company was reduced from 100% to 95%.

On August 13, 2003, with the approvals of the CIRC and the Shenzhen Central Sub-branch of the People's Bank of China, the paid-in capital of Ping An Trust was increased from RMB500,000,000 to RMB2,700,000,000, and the Company's equity interest in Ping An Trust was increased from 95% to 99.08%. On September 8, 2003, the Company acquired a further equity interest of 0.18% in Ping An Trust from one of its shareholders. Thereafter, the Company's equity interest in Ping An Trust was increased to 99.26%.

(c) On August 30, 2002, the Group entered into an agreement to dispose of its 71.25% equity interest in Shanghai Ping An Xinlun Property Development Co., Ltd. ("Shanghai Xinlun"). The disposal was later approved by the Shanghai Foreign Investment Committee and the business license of Shanghai Xinlun was updated on December 24, 2002.

(d) On November 28, 2002 and December 2, 2002, the Group entered into agreements to dispose of its 58.68% equity interest in Hu'nan Ankee Real Estate Development Co., Ltd. and its 95% equity interest in Shenzhen Football Club. As the Group had no control over these two subsidiaries as of December 31, 2002, their operating results were included in the consolidated financial statements up to the respective dates of disposal.

(e) On November 25, 2003, Ping An Trust entered into an agreement to dispose of its 70% equity interest in Zhong An Pawn Shop Co., Ltd. ("Pawn Shop"). After such disposal, the Group's equity interest in Pawn Shop was reduced to 29.85%. Accordingly, Pawn Shop was accounted for as a consolidated subsidiary for the period from January 1, 2001 to November 24, 2003, and as an associate since November 25, 2003.

1. CHANGES IN GROUP STRUCTURE AND BASIS OF PREPARATION (Continued)

Particulars of the Company's principal subsidiaries as at December 31, 2003 are set out below:

Name	Date and place of incorporation	Attributable equity interest		Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
		Direct	Indirect		
Ping An Life	December 17, 2002 The PRC	99.00%	—	3,800,000,000	Life insurance activities
Ping An Property & Casualty	December 24, 2002 The PRC	99.00%	—	1,600,000,000	General insurance activities
Ping An Trust	November 19, 1984 The PRC	99.26%	—	2,700,000,000	Investment and financing activities
Ping An Securities	July 18, 1996 The PRC	—	63.64%	1,000,000,000	Security investment and brokerage activities
Shenzhen Ping An Industries Co.	November 24, 1992 The PRC	20.00%	79.40%	20,000,000	Investment activities
Shenzhen Ping An Property Investment and Management Co.	January 6, 1995 The PRC	90.00%	9.94%	20,000,000	Property management
China Ping An Insurance Overseas (Holdings) Limited	October 24, 1996 Hong Kong	100.00%	—	HK$ 55,000,000	Investment holding
Shanghai Mingxin Real Estate Development Co., Ltd.	May 12, 1993 The PRC	—	98.01%	US$ 12,000,000	Development of property in Shanghai (Completed)
Shenzhen Ping An Futures Brokerage Co., Ltd.	April 10, 1996 The PRC	—	99.78%	30,000,000	Futures brokerage activities
Beijing Ping An Real Estate Development Co., Ltd.	January 18, 1994 The PRC	—	99.25%	US$ 12,000,000	Development of property in Beijing (Completed)
China Ping An Insurance (Hong Kong) Company Limited	August 17, 1976 Hong Kong	—	75.00%	HK$ 80,000,000	General insurance activities
Fuzhou Ping An Real Estate Development Co., Ltd.	March 28, 1994 The PRC	—	74.25%	US$ 5,000,000	Development of property in Fuzhou (Completed)

Details of the principal associate of the Group as at December 31, 2003 are as follows:

Name	Date and place of incorporation	Attributable equity interest		Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
		Direct	Indirect		
Pawn Shop	March 28, 1993 The PRC	—	29.85%	10,000,000	Pawning activities

1. CHANGES IN GROUP STRUCTURE AND BASIS OF PREPARATION (Continued)

(2) Basis of Presentation

The Summaries, which are based on the audited financial statements and management accounts, where appropriate, of the Company and its subsidiaries, include the consolidated results, balance sheets, movements in equity and cash flows of the Company and its subsidiaries. All material intra-group transactions and balances are eliminated on consolidation.

These Summaries have been prepared under the historical cost convention, except for the measurement at fair values of held-for-trading investments and available-for-sale investments. The above basis of accounting differs from that used in the statutory and management accounts of the Group and the Company, which were prepared in accordance with PRC GAAP.

The Summaries have been prepared in accordance with IFRS, which comprise standards and interpretations approved by the International Accounting Standards Board ("IASB"), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect.

In the Group's preparation of its IFRS financial statements for 2001 to 2003, IFRS did not have a standard governing the accounting treatment of insurance contracts and, at the time when a specific topic is not addressed by IFRS, the IFRS framework permits reference to another comprehensive body of accounting principles. Because of such permission,

- the Group has chosen to use the revenue accounting practices currently adopted by many insurance companies reporting under the Companies Ordinance and Insurance Companies Ordinance in Hong Kong; and
- the Group has made reference to accounting principles generally accepted in the United States for guidance on the measurement of its insurance liabilities and associated deferred policy acquisition costs, specifically, the measurement guidance provisions contained within Statements of Financial Accounting Standards No. 60 and No. 97.

The IASB just issued IFRS 4 "Insurance Contracts" on March 31, 2004. It is effective for the Group's IFRS financial statements for the year ending December 31, 2005 and it will be months before the insurance industry has more consensus on its interpretation and application. However, the Group's management currently considers that its prevailing accounting policies are in compliance with certain main requirements of IFRS 4, including but not limited to no catastrophe and equalization provisions, the use of liability adequacy test and impairment test for reinsurance assets, keeping insurance liabilities until discharge, etc. As for the principal requirement of insurance contract being a contract with significant insurance risk, the Group believes that most of its insurance contracts qualify as such under IFRS 4; more specifically, investment contracts containing discretionary participation features can continue to be accounted for as if they are insurance contracts. In the event that premium income under certain contracts, which are regarded as investment contracts under IFRS 4, would not be accounted for as revenue, it would be accounted for as a direct credit to the policyholders' account balance held as a liability on the balance sheet, and related claims to the extent covered by the said account balance would also not be accounted for in the income statement

1. CHANGES IN GROUP STRUCTURE AND BASIS OF PREPARATION (Continued)

but as a debit to the policyholders' account balance. The impact will largely be a reduction of revenue and claim expense, and a corresponding decline in the increase in policyholders' reserves. On the above basis, the directors currently believe that there would be no significant impact to the line items of the Group's financial statements for 2001 to 2003. The directors further believe that the use of IFRS 4 since the year ending December 31, 2005 will not have a significant impact on the Group's operating results.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted by the Group and the Company in arriving at the financial information contained in this report, which conform with IFRS, are set out below.

(1) Principles of Consolidation

The Group's consolidated financial statements incorporate the financial statements of the Company and its material subsidiaries after elimination of intercompany transactions.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities.

The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated results.

(2) Foreign Currency

Based on the economic substance of the underlying events and circumstances relevant to the Group, the measurement currency of the Group has been determined to be Renminbi ("RMB"). To consolidate the financial statements of the Company (measured in RMB) and each of its subsidiaries (each measured in its own measurement currency), the financial statements of foreign consolidated subsidiaries are translated at year-end exchange rates with respect to the balance sheet, at historical exchange rates for equity items and at the average exchange rate for the year with respect to the consolidated results. The resulting translation differences, if material, are included in a translation reserve in equity.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated results.

(3) Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The Company's interests in subsidiaries are stated in the balance sheet at the Company's share of net assets under the equity method of accounting.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(4) Associates

Investments in associates (generally investments of between 20% to 50% in a company's equity) where significant influence is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of the investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

Unrealized gains arising from transactions with associates are eliminated against the investment in the associate to the extent of the Group's interest in the associate. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

(5) Investments

Investments are classified by management into the following categories: held-for-trading investments, loans and receivables originated by the enterprise, held-to-maturity investments and available-for-sale investments. Investments acquired principally for the purpose of generating a profit from short term price fluctuations are classified as held-for-trading investments. Loans and receivables originated by the Group by providing money, goods, or services directly to a debtor, other than those that are originated with the intent to be sold immediately or in the short term, are classified as loans and receivables originated by the enterprise. Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity other than loans and receivables originated by the enterprise are classified as held-to-maturity investments. All other investments are classified as available-for-sale investments.

All purchases and sales of investments are recognized on the trade date.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Held-for-trading investments and available-for-sale investments are subsequently carried at fair value, except for certain equity investments (categorized as available-for-sale investments) that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Such equity investments are measured at their cost less any provision for impairment losses. The directors consider this treatment appropriate because there is no reliable open market value for these securities, there is uncertainty as to their future cash flows, the variability in the range of reasonable fair value estimates is significant and, as a result, the probabilities of the various outcomes are difficult to assess.

The fair values of listed bond investments, listed equity securities and listed equity investment funds are assessed at the balance sheet date with reference to the quoted prices on the last trading day on the applicable exchanges.

The fair values of bonds traded in the tertiary trading market are assessed each year at the balance sheet date with reference to the last transacted price. If the last transaction price is not current, or if a tertiary trading market is not available, the fair values are determined by discounted cash flow analysis. The discount rates are determined by reference to yield rates of similar listed bonds at the balance sheet date.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Changes in the fair values of held-for-trading investments are included in consolidated results.

Changes in the fair values of available-for-sale investments, net of deferred tax, are recognized as a separate component of equity until the investment is de-recognized, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated results. The Group de-recognizes a financial asset or a portion of a financial asset when, and only when, the Group loses control of the contractual rights that comprise the financial asset (or a portion of the financial asset). A financial asset is impaired if its carrying amount is greater than its estimated recoverable amount.

Loans and receivables originated by the enterprise and held-to-maturity investments are subsequently measured at amortized cost less any impairment losses. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity, using the effective interest rate method. For investments carried at amortized cost, gains and losses are recognized in income when the investments are de-recognized or impaired, as well as through the amortization process.

(6) Securities purchased under agreement to resell — reverse repos

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as loans and receivables originated by the enterprise. Securities purchased under agreement to resell are recorded at the cost of the amounts advanced. The amounts advanced under these agreements are reflected as assets in the consolidated balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective stock exchanges on which they are listed while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the stock exchanges which are the custodians.

(7) Investment Properties

Investment properties consist of investments in buildings that are held to earn rental income or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes, or for sale in the ordinary course of business.

Investment properties are initially measured at cost, which is the fair value of the consideration given to acquire them, including transaction costs. Subsequently, all investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is computed on a straight-line basis, after taking into account the estimated residual value (3% of original cost), over the estimated useful lives. The estimated useful lives of investment properties vary from 30 to 35 years.

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

Impairment losses are recognized when the carrying amounts of investment properties are not expected to be recoverable. These impairment losses are recognized as an expense in the consolidated results. Impairment losses against the carrying amount of investment properties are reversed to the consolidated results when the circumstances and events that lead to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Transfers to, or from, investment properties are made when, and only when, there is evidence of a change in use.

(8) Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short term, highly liquid deposits or investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(9) Securities sold under repurchase agreements — repos

Securities sold under repurchase agreements, which are classified as short term borrowings, generally mature within 183 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under repurchase agreements are recorded at the cost of the borrowings. It is the Group's policy to maintain effective control over securities sold under repurchase agreements; accordingly, such securities continue to be carried on the consolidated balance sheet.

(10) Deferred Policy Acquisition Costs

Deferred Policy Acquisition Costs for Long Term Life Insurance and Investment-linked Policies

The costs of acquiring new business, including commissions, underwriting, marketing and policy issue expenses, which vary with and are directly related to the production of the new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of the issue of the policy and at the end of each accounting period.

Deferred policy acquisition costs for traditional life insurance and annuity policies are amortized over the expected life of the insurance contracts as a constant percentage of expected premiums, which are estimated at the date of the issue of the policy and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for investment type contracts, such as investment-linked contracts, are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits that are expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender, less benefit claims in excess of

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in the consolidated results.

Deferred Policy Acquisition Costs for General and Short Term Life Insurance Policies

Acquisition costs, being primarily commissions and premium taxes, which vary with and are directly related to the acquisition of business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts, after considering expected future investment income. Contributions received from reinsurers towards acquisition costs are deferred in an identical manner.

(11) Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the financial statements and any gain or loss resulting from their disposal is included in the consolidated results.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to the consolidated results in the period in which the costs are incurred. In situations where it can be clearly demonstrated that expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, such expenditures are capitalized as an additional cost of the item of property, plant and equipment.

Depreciation is computed on a straight-line basis, after taking into account the estimated residual value of each asset, over its estimated useful life. The estimated residual values and useful lives of property, plant and equipment by category are as follows:

	Estimated residual values	Estimated useful lives
Leasehold improvements	—	Over the shorter of economic useful lives and terms of the leases
Buildings	3%	30-35 years
Office equipment, furniture and fixtures	—	3-8 years
Motor vehicles	4%	4-6 years

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the items of property, plant and equipment.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

(12) Construction-in-progress

Construction-in-progress represents costs incurred in the construction of office premises, as well as the cost of equipment pending installation.

No provision for depreciation is made on construction-in-progress until such time the relevant assets are completed and put into use.

(13) Land use rights

Land use rights are stated at cost less accumulated amortization and any impairment losses. Land use rights are amortized on a straight-line basis over the unexpired period of the rights.

(14) Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of an acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill is amortized on a straight-line basis over its estimated useful economic life of 10 years. It is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortization and any impairment in value.

(15) Long Term Life Insurance Business

Long term life insurance contracts are intended to be of greater than twelve months duration, are not subject to unilateral changes in the contract terms and require the performance of various functions and services (including but not limited to insurance protection) for an extended period.

Policyholders' reserves represent the estimated future benefit liability payable to policyholders for long term life insurance policies, other than policyholders' account balances in respect of investment-linked contracts.

Future life policyholders' benefits liabilities for life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses, policyholder dividends and investment return, including a margin for adverse deviation. The assumptions are established at the time of the issue of the policy and remain unchanged except where premium deficiency occurs. For participating life insurance policies, under current PRC insurance regulations, a minimum of 70% of the distributable surplus (as determined based on the contracts, prevailing insurance regulations and on the Group's distribution basis) must be allocated for the benefit of policyholders, and this obligation is provided for in the liabilities.

For policies where the premium payment period is less than the policy term, an extra reserve, often known as deferred profit liability, is also included in policyholders' reserves. The

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

deferred profit liability ensures a profit emergence in a constant relationship to the amount of insurance in force.

(16) General and Short Term Life Insurance Business

General and short term life insurance contracts provide insurance protection for a fixed period of short duration and the contract terms enable the insurer to cancel a contract or to adjust the provisions of a contract at the end of any contract period.

Claim Reserves

These comprise a best estimate of general and short term life provisions for losses and loss adjustment expenses, representing the accumulation of estimates for ultimate losses less a deduction for the estimated value of salvage and subrogation, and including a provision for losses incurred but not yet reported ("IBNR"). The methods of determining such estimates and establishing the resulting reserves are continually reviewed and updated. Resulting adjustments are reflected in the consolidated results for the period. The Group does not discount its claim reserves.

Unearned Premium Reserves

Upon inception of general and short term insurance contracts, premiums are recorded as written and are earned on a pro-rata basis over the term of the related policy coverage. The unearned premium reserves represent the portions of premiums written relating to unexpired periods of coverage.

Premium Deficiency Reserves

Premium deficiency reserves are assessed for individual life, group life and general portfolios on the basis of estimates of future claims, costs, premiums earned and proportionate investment income. Where applicable, such accounts are included as a component of policyholders' reserves. Premium deficiency reserves assessed on general business are disclosed, when material, as a separate provision.

(17) Investment-linked Business

Revenue from investment-linked business consists of policy fees and annual management fees. Policy fees represent the cost of insurance and front-end subscription fees. Annual management fees are charged at a rate predetermined in the policy contracts. Amounts received other than policy fees collected as premiums and management fees from these contracts are reported as separate account (investment-linked) assets. Policy benefits and claims incurred in the period are charged to claim expenses in the consolidated results, to the extent such amounts are not covered by separate account funds.

Separate account (investment-linked) assets and liabilities represent funds maintained to meet specific investment objectives of policyholders who bear the investment risk. The net investment income on separate account assets accrues directly to the policyholders. The assets and liabilities of each investment-linked fund are carried at market value and are segregated from each other and from the rest of the Company's invested assets.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Subscriptions, withdrawals, net investment income and management fee expenses are included in the separate account assets and liabilities and are not reflected in the consolidated results.

(18) Dividends

Dividends are proposed by the directors, and are approved by the shareholders and the CIRC before they are recognized as a liability.

(19) Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. Revenue is recognized on the following bases:

(i) Premium Income

Life insurance premiums from long term, traditional and participating life contracts are recognized as revenue when premiums as stated in the contracts are due from the policyholders. Premiums from long term general insurance are recognized as revenue when due from policyholders. Short term general and life insurance premiums, net of endorsements, are recorded as written at the inception of risk.

(ii) Investment-linked Business

Policy fees from investment-linked business, as defined in Section 2(17), are the difference between premiums received for investment-linked contracts and the amounts of premiums allocated to separate account (investment-linked) assets and liabilities.

Annual management fees are computed at the predetermined contract rate and are charged at the end of each month.

(iii) Investment Income

Interest income from bond investments and bank deposits is recognized on an accrual basis. Dividends are recognized when the right to receive payment is established. Trading income comprises realized gains and losses from all investment assets and unrealized gains and losses from held-for-trading investments.

(iv) Rental Income

Rental income from investment properties (after deduction of the aggregate cost of incentives granted to lessees) is recognized as income on the straight-line basis over the lease terms.

(20) Reinsurance

The Group assumes and/or cedes reinsurance in the normal course of business. Reinsurance assets mainly include the balances due from both insurance and reinsurance

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

companies for paid and unpaid losses and loss adjustment expenses. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Other than long term life policyholders' reserves and general and short term life unearned premium reserves, reinsurance related assets and liabilities are recorded gross in the consolidated balance sheet unless a right of offset exists.

According to PRC insurance regulations, the Group was required to cede 15%-20% of gross premium income from general and short-term life insurance to a state-owned reinsurer during 2001 to 2003.

(21) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor, are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rental receivables under such operating leases are credited to the consolidated results on the straight-line basis over the lease terms.

Where the Group is the lessee, rental payables under the operating leases are charged to the consolidated results on the straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognized as a reduction of rental expense over the lease term on the straight-line basis.

(22) Employee Benefits

Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. The Group has no other significant legal or constructive obligation for retirement benefits beyond the said contributions, which are expensed as incurred.

Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

Medical benefits

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

(23) Tax

The income tax charges (and business tax payable) are estimated based on existing income tax legislation, practices and interpretations thereof. The income tax charges are provided based on estimated taxable profit and include consideration for deferred taxes.

Deferred taxes are calculated using the balance sheet liability method. Deferred taxes reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, based on tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax assets are recognized when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each balance sheet date, the Group re-assesses unrecognized deferred tax assets and the carrying amount of deferred tax assets. The Group recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Group conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Deferred tax liabilities are recognized for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortization is not deductible for tax purposes.

Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Tax refunds are accounted for on a cash basis.

(24) Impairment of Assets

Investment Assets

Investment assets are reviewed for impairment at each balance sheet date.

For investment assets carried at historical cost or amortized cost, whenever it is probable that the Group will not collect all the amounts due according to the contractual terms of the loans, receivables or deposits, an impairment loss is recognized in the consolidated results.

The amount of the loss recognized is the difference between the carrying amount of an investment and its expected recoverable amount. A reversal of impairment losses previously recognized is recorded when a decrease in impairment loss can be objectively related to an event occurring after the initial write-down. Such reversals are recorded in the consolidated results. The increased carrying amount is only recognized to the extent it does not exceed what the historical cost or amortized cost would have been had the impairment not been initially recognized.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Other Assets

Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated results. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not possible, for the cash-generating unit to which the asset belongs.

A reversal of an impairment loss recognized in prior years is recorded when there is an indication that the impairment loss recognized for the asset no longer exists or has decreased. The reversal is recorded in the consolidated results. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been initially recognized for that asset in prior years.

(25) Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

(26) Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

3. CONSOLIDATED RESULTS

	Notes	Year ended December 31, 2001	2002	2003
		RMB'000	RMB'000	RMB'000
Gross written premiums and policy fees (net of business tax and surcharges)	(1)	40,955,244	58,419,538	63,133,634
Less: Premiums ceded to reinsurers		(2,699,908)	(3,720,402)	(3,799,950)
Net written premiums and policy fees	(1)	38,255,336	54,699,136	59,333,684
Increase in unearned premium reserves	Section 4.(21)	(1,263,503)	(1,401,811)	(484,793)
Net earned premiums		36,991,833	53,297,325	58,848,891
Reinsurance commission income		928,224	1,194,650	1,247,573
Investment income and other income	(2)	3,913,761	4,256,195	6,526,771
Total revenue		41,833,818	58,748,170	66,623,235
Policy acquisition costs deferred	Section 4.(11)	7,184,113	8,320,040	7,482,892
Amortization of deferred policy acquisition costs	Section 4.(11)	(2,654,294)	(3,300,873)	(4,598,224)
Change in deferred policy acquisition costs	Section 4.(11)	4,529,819	5,019,167	2,884,668
Claims, surrenders, annuities and maturities	(3)	(7,274,091)	(12,693,337)	(13,584,849)
Policyholder dividends and reserves		(118,119)	(131,356)	(987,637)
Increase in policyholders' reserves	Section 4.(22)	(24,814,147)	(35,647,866)	(40,416,519)
Commission expenses		(5,679,507)	(6,691,755)	(5,676,131)
General and administrative expenses		(4,471,281)	(5,595,570)	(5,718,498)
Finance costs		(23,046)	(174,806)	(224,334)
Provision for insurance guarantee fund	Section 4.(23)	(64,545)	(79,929)	(84,094)
Total expenses		(37,914,917)	(55,995,452)	(63,807,394)
Operating profit	(4)	3,918,901	2,752,718	2,815,841
Share of profits/(losses) of associates		(64,596)	(59,065)	5,040
Income taxes	(5)	(900,116)	(688,772)	(493,692)
Net profit before minority interests		2,954,189	2,004,881	2,327,189
Minority interests		(2,286)	11,682	(6,821)
Net profit attributable to shareholders		2,951,903	2,016,563	2,320,368
Dividends	(6)	266,400	266,400	493,333
Earnings per share — basic	(7)	0.66	0.45	0.47
Dividends per share	(7)	0.06	0.06	0.10

3. CONSOLIDATED RESULTS (Continued)

(1) Gross Written Premiums and Policy Fees

	Year ended December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Gross written premiums and investment-linked premiums	46,521,096	61,901,798	67,497,010
Less: Allocated to separate (investment-linked) assets, net	(4,923,209)	(2,837,850)	(3,811,030)
	41,597,887	59,063,948	63,685,980
Less: Business tax and surcharges	(642,643)	(644,410)	(552,346)
Gross written premiums and policy fees (net of business tax and surcharges)	40,955,244	58,419,538	63,133,634
Gross			
Life:			
Short term	2,356,721	3,200,708	3,756,740
Long term	32,595,733	47,380,941	51,285,408
General	6,002,790	7,837,889	8,091,486
Gross written premiums and policy fees (net of business tax and surcharges)	40,955,244	58,419,538	63,133,634
Net of reinsurance outward			
Life:			
Short term	1,686,191	2,049,409	2,788,181
Long term	32,587,697	47,373,658	51,273,475
General	3,981,448	5,276,069	5,272,028
Net written premiums and policy fees	38,255,336	54,699,136	59,333,684

Gross written premiums and policy fees (gross of business tax and surcharges) for long term life business include the following gross receipts from single premium individual endowments and from group retirement products with deferred annuity option or discretionary participating feature:

	Year ended December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Single premium individual endowments	2,842,845	9,493,757	10,345,823
Group retirement products with deferred annuity option or discretionary participating feature	2,412,372	6,672,572	6,838,298

3. CONSOLIDATED RESULTS (Continued)

(2) Investment Income and Other Income

	Year ended December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Investment income			
Interest income:			
Bonds	941,988	990,476	2,141,873
Fixed and other bank deposits	2,098,487	3,055,182	3,519,542
Collateralized placements	49,012	162,711	117,879
Dividend income	755,827	103,159	69,138
Realized gain/(loss) on:			
Held-for-trading investments	(77,440)	7,493	90,271
Available-for-sale investments	433,862	230,027	(107,001)
Unrealized gain/(loss) on held-for-trading investments	(610,728)	(534,850)	406,861
Operating lease income from investment properties	105,154	117,157	99,442
Gain on partial disposal of interest in a subsidiary	39,526	—	—
Gain on disposal of subsidiaries, net	29,641	3,757	4,900
Total investment income	3,765,329	4,135,112	6,342,905
Other income			
Securities brokerage commission	30,593	—	25,667
Investment-linked business management fee income	5,738	20,623	119,000
Exchange gains/(losses), net	(1,301)	(426)	51
Others	113,402	100,886	39,148
Total other income	148,432	121,083	183,866
Total	3,913,761	4,256,195	6,526,771

(3) Claims, Surrenders, Annuities and Maturities

	Year ended December 31, 2003		
	General	Life	Total
	RMB'000	RMB'000	RMB'000
Gross claim reserves, end of year	3,154,553	1,662,166	4,816,719
Gross claim reserves, beginning of year	(2,262,871)	(572,846)	(2,835,717)
Movements on gross claim reserves	891,682	1,089,320	1,981,002
Gross claims paid, surrenders, annuities and maturities:			
Direct underwriting	4,465,178	9,406,488	13,871,666
Reinsurance accepted	16,583	—	16,583
Gross amounts incurred	4,481,761	9,406,488	13,888,249
Recoverable from reinsurers	(1,627,026)	(657,376)	(2,284,402)
	3,746,417	9,838,432	13,584,849

3. CONSOLIDATED RESULTS (Continued)

	Year ended December 31, 2002		
	General	Life	Total
	RMB'000	RMB'000	RMB'000
Gross claim reserves, end of year	2,262,871	572,846	2,835,717
Gross claim reserves, beginning of year	(2,100,338)	(147,695)	(2,248,033)
Movements on gross claim reserves	162,533	425,151	587,684
Gross claims paid, surrenders, annuities and maturities:			
Direct underwriting	3,401,084	10,094,234	13,495,318
Reinsurance accepted	15,440	—	15,440
Gross amounts incurred	3,416,524	10,094,234	13,510,758
Recoverable from reinsurers	(936,113)	(468,992)	(1,405,105)
	2,642,944	10,050,393	12,693,337

	Year ended December 31, 2001		
	General	Life	Total
	RMB'000	RMB'000	RMB'000
Gross claim reserves, end of year	2,100,338	147,695	2,248,033
Gross claim reserves, beginning of year	(1,262,618)	(143,817)	(1,406,435)
Movements on gross claim reserves	837,720	3,878	841,598
Gross claims paid, surrenders, annuities and maturities:			
Direct underwriting	2,590,879	5,200,586	7,791,465
Reinsurance accepted	13,574	—	13,574
Gross amounts incurred	2,604,453	5,200,586	7,805,039
Recoverable from reinsurers	(1,086,058)	(286,488)	(1,372,546)
	2,356,115	4,917,976	7,274,091

3. CONSOLIDATED RESULTS (Continued)

(4) Operating Profit

(i) Operating profit is arrived at after charging the following items:

	Year ended December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Employee costs, excluding directors' remuneration (4(ii))	1,668,597	2,338,087	2,470,832
Depreciation of investment properties,	46,283	67,122	55,605
Depreciation of property, plant and equipment	440,238	424,134	398,512
Amortization of land use rights	9,213	7,855	21,000
Amortization of goodwill	—	—	3,127
Loss on disposal of investment properties, property, plant and equipment, and construction-in-progress, net	2,299	18,186	1,871
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	52,888	51,680	34,501
Operating lease payments in respect of land and buildings	343,925	475,069	523,840
Provision for doubtful debts, net	53,841	31,818	—

There was no additional provision for doubtful debts in 2003 because of better collection efforts and improvement in the ageing of gross premium receivables.

The above items are included in general and administrative expenses in the consolidated results.

(ii) Employee costs, excluding directors' remuneration

	Year ended December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Wages, salaries and bonuses	1,416,903	1,977,289	2,076,877
Retirement benefits, social security contributions and welfare benefits	251,694	360,798	393,955
	1,668,597	2,338,087	2,470,832

(5) Income Taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of

3. CONSOLIDATED RESULTS (Continued)

deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the Relevant Periods are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	— Located in Special Economic Zones	15%
	— Located outside Special Economic Zones	33%
Hong Kong profit tax	— Subsidiaries in the Hong Kong Special Administrative Region	16%–17.5%

	Year ended December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Current income tax of the Group	640,031	567,027	634,766
Share of tax attributable to an associate	1,697	1,593	8
Total current income tax	641,728	568,620	634,774
Deferred tax relating to the origination and reversal of temporary differences:			
Provision for policyholders' reserves	(348,859)	(694,272)	(349,449)
Provision for claim reserves	(34,982)	(24,387)	(43,365)
Provision for unearned premium reserves............	4,085	(24,405)	(4,656)
Deferred policy acquisition costs	679,473	752,875	432,701
Fair value adjustment on held-for-trading investments	(98,041)	16,573	(25,462)
Provision for placements and loans	(14,527)	18,506	15,461
Impairment losses for assets	2,992	8,578	4,306
Others	68,247	66,684	(24,451)
Total deferred tax	258,388	120,152	5,085
	900,116	688,772	639,859
Less: Tax refund	—	—	(146,167)
Income taxes	900,116	688,772	493,692

According to the related tax regulations in the PRC and upon approval from the tax authorities in 2003, the Group received a refund of income tax of RMB146,167,000 in 2003, which was levied on certain investment income earned in 2000 and 2001. Such tax refund was credited to income tax expenses for 2003.

3. CONSOLIDATED RESULTS (Continued)

A numerical reconciliation between the tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

	Year ended December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Accounting profit before tax and minority interests	3,854,305	2,693,653	2,820,881
Tax computed at the main applicable tax rate of 15%	578,146	404,048	423,132
Tax effect of income not taxable in determining taxable income	(223,373)	(194,871)	(214,520)
Tax effects of expenses not deductible in determining taxable income	317,843	268,874	224,824
Tax effect of higher tax rate for entities (in the PRC) that are located outside the Special Economic Zones	227,500	210,721	206,423
Income taxes	900,116	688,772	639,859

(6) Dividends

	Year ended December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Declared in the year	266,400	266,400	493,333
Paid in the year	532,390	266,322	493,333

Under PRC Company Law and the Company's Articles of Association, the net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowances for the following:

(i) Making up prior years' cumulative losses, if any.

(ii) Allocations to the statutory revenue reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purposes of calculating the transfer to reserves, the profit after tax shall be the amount as determined under PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory revenue reserve fund can be used to offset prior years' losses, if any, and part of the fund can be capitalized as the Company's share capital provided that the amount of such fund remaining after the capitalization shall not be less than 25% of the registered capital of the Company. The fund forms part of the shareholders' equity.

(iii) Allocations of not less than 5% of after-tax profit, as determined under PRC GAAP, to the Company's statutory common welfare fund, which is established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The

3. CONSOLIDATED RESULTS (Continued)

fund forms part of the shareholders' equity as only individual employees can use these facilities. The Company holds the title of such facilities.

(iv) Allocations to the discretionary revenue reserve fund and general reserve if approved by the shareholders. These funds form part of the shareholders' equity.

In accordance with the relevant regulations, after the Company's initial public offering, the net profit after tax of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the retained profits determined in accordance with PRC GAAP and (ii) the retained profit determined in accordance with IFRS.

(7) Earnings Per Share and Dividends Per Share

The basic earnings per share amounts for the years ended December 31, 2001, 2002 and 2003 have been computed by dividing the net profit by the weighted average number of 4,440,000,000 shares, 4,490,009,132 shares and 4,933,333,334 shares in issue as adjusted to reflect the capitalization issue on December 19, 2003.

The Company had no dilutive potential shares during the Relevant Periods presented, hence no diluted earnings per share amounts are presented.

The dividends per share amounts are based on declared dividends per share for the respective years, as adjusted to reflect the capitalization issue on December 19, 2003.

(8) Directors', Supervisors' and Senior Executives' Emoluments

Details of the directors' and the supervisors' remuneration are as follows:

	Year ended December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Fees	—	—	555
Salaries, allowances and other benefits	7,484	22,049	13,850
Contributions to pension scheme	51	56	93
	7,535	22,105	14,498

The numbers of directors and supervisors whose remuneration fell within the following bands are set out below:

	Year ended December 31,		
	2001	2002	2003
Nil–RMB1,000,000	4	2	6
RMB1,500,001–RMB2,000,000	—	1	1
RMB5,500,001–RMB6,000,000	1	1	—
RMB9,500,001–RMB10,000,000	—	—	1
RMB13,500,001–RMB14,000,000	—	1	—

3. CONSOLIDATED RESULTS (Continued)

The remuneration and designated bands of the five highest paid non-director individuals during the Relevant Periods are set out below:

	Year ended December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Salaries, allowances and other benefits	23,600	29,712	27,302

	Year ended December 31,		
	2001	2002	2003
RMB2,500,001–RMB3,000,000	3	—	1
RMB3,500,001–RMB4,000,000	—	1	1
RMB4,000,001–RMB4,500,000	—	1	1
RMB5,000,001–RMB5,500,000	—	1	—
RMB6,500,001–RMB7,000,000	1	—	—
RMB7,000,001–RMB7,500,000	—	1	1
RMB8,000,001–RMB8,500,000	1	—	—
RMB9,000,001–RMB9,500,000	—	1	1

The Company has no contributions to pension scheme for the five highest paid non-director individuals.

During the Relevant Periods, no emoluments were paid by the Group to the directors, the supervisors or the other highest paid, non-director employees as an inducement to join the Group, or upon joining the Group, or as compensation for loss of office. No director or supervisor waived or agreed to waive any emoluments during the Relevant Periods.

(9) Related Party Transactions

During the Relevant Periods, the Group had the following related party transactions (as defined under IFRS) with Ping An Securities during the period that it was an associate of the Group between May 22, 2001 and October 22, 2003:

	Year ended December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Recurring transactions			
Securities commissions paid	6,309	10,245	5,967
Interest income received for dealing deposits placed	29,900	15,879	19,208
Bonds purchased	—	—	314,196
Rental income received	7,589	3,043	1,645

In the opinion of the directors, the above transactions were conducted in the normal course of the Group's business.

3. CONSOLIDATED RESULTS (Continued)

(10) Retirement Benefits

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. The Group has no other significant legal or constructive obligation for retirement benefits beyond the said contributions, which are expensed as incurred.

4. BALANCE SHEETS

The following are the consolidated balance sheets of the Group and the balance sheets of the Company as at December 31, 2001, 2002 and 2003:

Group

	Notes	December 31, 2001	2002	2003
		RMB'000	RMB'000	RMB'000
ASSETS				
Investments:				
Held-for-trading investments	(1)	3,533,818	3,437,071	6,799,053
Available-for-sale investments	(2)	18,657,316	22,685,805	14,764,334
Held-to-maturity investments	(3)	—	9,991,024	32,331,706
Loans and receivables originated by the enterprise:				
Bonds	(4)	4,170,000	5,666,617	19,169,863
Fixed deposits	(5)	45,922,715	73,438,880	78,233,003
Placements and loans	(6)	6,203,783	9,541,497	3,285,474
Investment in an associate		381,418	274,684	3,447
Investment properties, net	(7)	1,523,352	1,493,977	1,333,100
Total investments		80,392,402	126,529,555	155,919,980
Other assets:				
Cash and cash equivalents	(8)	4,954,860	3,814,741	8,016,968
Premium receivables, net	(9)	400,801	392,445	439,256
Interest receivables, net	(10)	144,239	393,586	316,463
Claims recoverable	(20)	686,500	775,406	1,338,039
Deferred policy acquisition costs	(11)	12,456,775	17,475,942	20,360,610
Statutory deposits	(12)	444,000	444,000	1,200,000
Property, plant and equipment, net	(13)	2,470,184	2,703,770	3,146,722
Construction-in-progress, net	(14)	207,065	142,870	146,231
Land use rights, net	(15)	493,986	847,458	924,000
Goodwill	(16)	—	—	241,406
Deferred tax assets	(17)	268,704	198,523	292,623
Other assets		815,357	871,648	1,077,542
Separate account (investment-linked) assets		4,979,034	8,005,942	10,059,231
Total other assets		28,321,505	36,066,331	47,559,091
Total assets		108,713,907	162,595,886	203,479,071

4. BALANCE SHEETS (Continued)

	Notes	December 31, 2001	December 31, 2002	December 31, 2003
		RMB'000	RMB'000	RMB'000
EQUITY AND LIABILITIES				
Equity:				
Paid-in capital	Section 5	2,220,000	2,466,667	4,933,334
Reserves	Section 5	4,180,259	9,322,247	7,667,021
Retained profits/(accumulated deficits)	Section 5	(1,129,905)	(101,800)	351,745
Total equity		5,270,354	11,687,114	12,952,100
Minority interests		101,499	112,766	337,142
Liabilities:				
Customers' deposits	(18)	—	—	2,303,984
Short term borrowings	(19)	3,000,582	8,313,266	200,000
Premiums received in advance		1,499,264	2,604,105	2,128,785
Commission payable		575,955	543,792	496,672
Claim reserves	(20)	2,248,033	2,835,717	4,816,719
Payable to reinsurers		21,452	282,846	269,884
Dividends payable to shareholders		410	488	287
Policyholder dividends payable and reserves		118,119	237,496	1,188,567
Deposits from policyholders		80,366	67,662	48,789
Deposits from reinsurers		268,297	282,632	129,795
Unearned premium reserves	(21)	3,894,615	5,296,426	5,781,219
Policyholders' reserves	(22)	83,880,370	119,528,236	159,944,755
Taxes payable		608,032	617,843	325,904
Insurance guarantee fund	(23)	538,306	618,235	710,669
Other liabilities		1,629,219	1,561,320	1,784,569
Separate account (investment-linked) liabilities		4,979,034	8,005,942	10,059,231
Total liabilities		103,342,054	150,796,006	190,189,829
Total equity and liabilities		108,713,907	162,595,886	203,479,071

4. BALANCE SHEETS (Continued)

Company

	Notes	December 31, 2001	2002	2003
		RMB'000	RMB'000	RMB'000
ASSETS				
Investments:				
Held-for-trading investments	(1)	3,507,170	—	—
Available-for-sale investments	(2)	18,527,864	—	—
Loans and receivables originated by the enterprise:				
Bonds	(4)	4,170,000	—	—
Fixed deposits	(5)	45,864,779	5,316,380	4,710,730
Placements and loans	(6)	6,174,289	—	—
Investments in subsidiaries		2,882,000	4,452,585	8,110,508
Investment properties	(7)	398,606	—	—
Total investments		81,524,708	9,768,965	12,821,238
Other assets:				
Cash and cash equivalents	(8)	4,729,807	52,568	177,186
Premium receivables, net	(9)	387,921	—	—
Interest receivables, net	(10)	144,239	635	9,428
Intercompany receivables — non-trade		164,047	2,504,923	—
Claims recoverable	(20)	686,500	—	—
Deferred policy acquisition costs	(11)	12,456,775	—	—
Statutory deposits		444,000	—	—
Property, plant and equipment, net	(13)	1,515,406	510	1,682
Construction-in-progress	(14)	194,941	300	442
Land use rights, net	(15)	57,626	—	—
Deferred tax assets	(17)	264,863	—	—
Other assets		796,496	18,396	5,841
Separate account (investment-linked) assets		4,979,034	—	—
Total other assets		26,821,655	2,577,332	194,579
Total assets		108,346,363	12,346,297	13,015,817

4. BALANCE SHEETS (Continued)

	Notes	December 31 2001	2002	2003
		RMB'000	RMB'000	RMB'000
EQUITY AND LIABILITIES				
Equity:				
Paid-in capital	Section 5	2,220,000	2,466,667	4,933,334
Reserves	Section 5	4,180,259	8,940,639	7,285,413
Retained profits/(accumulated deficits)	Section 5	(1,129,905)	279,808	733,353
Total equity		5,270,354	11,687,114	12,952,100
Liabilities:				
Short term borrowings	(19)	3,000,000	—	—
Premiums received in advance		1,499,264	—	—
Commission payable		575,955	—	—
Claim reserves	(20)	2,217,271	—	—
Payable to reinsurers		13,286	—	—
Dividends payable to shareholders		410	488	287
Policyholder dividends payable and reserves		118,119	—	—
Deposits from policyholders		80,366	—	—
Deposits from reinsurers		268,297	—	—
Unearned premium reserves	(21)	3,876,807	—	—
Policyholders' reserves	(22)	83,880,370	—	—
Taxes payable		764,901	615,986	19,998
Deferred tax liabilities	(17)	—	24,667	—
Insurance guarantee fund	(23)	538,306	—	—
Other liabilities		1,263,623	18,042	43,432
Separate account (investment-linked) liabilities		4,979,034	—	—
Total liabilities		103,076,009	659,183	63,717
Total equity and liabilities		108,346,363	12,346,297	13,015,817

4. BALANCE SHEETS (Continued)

(1) Held-for-trading Investments

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Listed bond investments, at fair value....	699,408	137,202	1,386,065
Unlisted bond investments, at fair value..	391,935	454,250	725,038
Listed equity securities, at fair value.....	26,648	9,628	39,653
Listed equity investment funds, at fair value	2,415,827	2,835,991	4,648,297
Total	3,533,818	3,437,071	6,799,053
Range of discount rates used to compute fair value of certain unlisted bonds	1.52%–4.89%	2.19%–4.74%	2.51%–2.55%

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Listed bond investments, at fair value ...	699,408	—	—
Unlisted bond investments, at fair value	391,935	—	—
Listed equity investment funds, at fair value............................	2,415,827	—	—
Total	3,507,170	—	—
Range of discount rates used to compute fair value of certain unlisted bonds	1.52%–4.89%	Not applicable	Not applicable

4. BALANCE SHEETS (Continued)

Interest Rate Risk

The bond investments are subject to interest rate risk. Exposures to interest rate risk are analyzed according to their maturities and effective interest rates, as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Fair value of bonds maturing:			
Within 1 year	—	—	1,117,127
Between 1 year and 5 years	223,323	366,726	557,538
After 5 years	868,020	224,726	436,438
Total	1,091,343	591,452	2,111,103
Range of effective interest rates of bonds (per annum)	1.52%–4.36%	2.73%–3.90%	2.53%–3.72%

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Fair value of bonds maturing:			
Within 1 year	—	—	—
Between 1 year and 5 years	223,323	—	—
After 5 years	868,020	—	—
Total	1,091,343	—	—
Range of effective interest rates of bonds (per annum)	1.52%–4.36%	Not applicable	Not applicable

4. BALANCE SHEETS (Continued)

Credit Risk

The bond investments are subject to credit risk. The maximum credit risk exposures of these investments are represented by their total carrying amount. Concentrations of credit risk arise from exposures to particular individual debtors with whom the Group held significant bond investments. Credit risk for these bond investments is analyzed according to their maximum credit risk exposures and concentration of credit risk exposures as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Maximum credit risk exposures	1,091,343	591,452	2,111,103
Concentration of credit risk exposures:			
Bonds issued by the PRC Government	492,185	191,452	249,620
Bonds issued by financial institutions	496,709	400,000	1,169,160
Bonds issued by corporate entities	102,449	—	692,323
Total	1,091,343	591,452	2,111,103

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Maximum credit risk exposures	1,091,343	—	—
Concentration of credit risk exposures:			
Bonds issued by the PRC Government	492,185	—	—
Bonds issued by financial institutions	496,709	—	—
Bonds issued by corporate entities	102,449	—	—
Total	1,091,343	—	—

(2) Available-for-sale Investments

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Listed bond investments, at fair value	5,323,837	15,603,725	12,408,024
Unlisted bond investments, at fair value	13,170,496	6,893,705	2,156,041
Unlisted equity investments, at cost (net of impairment losses)	162,983	188,375	200,269
Total	18,657,316	22,685,805	14,764,334
Range of discount rates used to compute fair value of certain unlisted bonds	1.63%–5.30%	2.01%–4.74%	0.86%–4.77%

4. BALANCE SHEETS (Continued)

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Listed bond investments, at fair value ...	5,323,837	—	—
Unlisted bond investments, at fair value	13,168,201	—	—
Unlisted equity investments, at cost (net of impairment losses)	35,826	—	—
Total	18,527,864	—	—
Range of discount rates used to compute fair value of certain unlisted bonds	1.63%–5.30%	Not applicable	Not applicable

Interest Rate Risk

The bond investments are subject to interest rate risk. Exposures to interest rate risk are analyzed according to their maturities and effective interest rates, as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Fair value of bonds maturing:			
Within 1 year	1,759,670	4,997,602	6,448,577
Between 1 year and 5 years..........	9,407,179	5,491,223	1,082,133
After 5 years	7,327,484	12,008,605	7,033,355
Total	18,494,333	22,497,430	14,564,065
Range of effective interest rates of bonds (per annum)	1.64%–4.89%	1.64%–4.48%	1.90%–5.08%

4. BALANCE SHEETS (Continued)

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Fair value of bonds maturing:			
Within 1 year	1,757,375	—	—
Between 1 year and 5 years	9,407,179	—	—
After 5 years	7,327,484	—	—
Total	18,492,038	—	—
Range of effective interest rates of bonds (per annum)	1.64%–4.89%	Not applicable	Not applicable

Credit Risk

The bond investments are subject to credit risk. The maximum credit risk exposures of these investments are represented by their total carrying amount. Concentrations of credit risk arise from exposures to particular individual debtors with whom the Group held significant bond investments. Credit risk for these bond investments is analyzed according to their maximum credit risk exposures and concentration of credit risk exposures as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Maximum credit risk exposures	18,494,333	22,497,430	14,564,065
Concentration of credit risk exposures:			
Bonds issued by the PRC Government	14,601,888	17,350,839	9,530,667
Bonds issued by financial institutions	1,133,888	2,508,964	2,534,698
Bonds issued by corporate entities	2,758,557	2,637,627	2,498,700
Total	18,494,333	22,497,430	14,564,065

4. BALANCE SHEETS (Continued)

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Maximum credit risk exposures	18,492,038	—	—
Concentration of credit risk exposures:			
Bonds issued by the PRC Government	14,601,888	—	—
Bonds issued by financial institutions	1,133,888	—	—
Bonds issued by corporate entities	2,756,262	—	—
Total	18,492,038	—	—

(3) Held-to-maturity Investments

The amortized costs of these bond investments are analyzed according to their fair values and the range of discount rates used to compute their fair values, as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Amortized cost	—	9,991,024	32,331,706
Fair value	—	10,151,961	31,407,240
Range of discount rates used to compute fair value of certain unlisted bonds	Not applicable	4.68%–4.86%	1.75%–5.98%

The fair values of listed bond investments are computed in the same manner as those used for computing fair values of bond investments carried as held-for-trading and available-for-sale.

4. BALANCE SHEETS (Continued)

Interest Rate Risk

The bond investments are subject to interest rate risk. Exposures to interest rate risk are analyzed according to their maturities and effective interest rates, as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Amortized cost of bonds maturing:			
Within 1 year	—	1,020,481	284,974
Between 1 year and 5 years	—	2,801,662	4,563,191
After 5 years	—	6,168,881	27,483,541
Total	—	9,991,024	32,331,706
Range of effective interest rates of bonds (per annum)	Not applicable	1.95%–5.13%	1.95%–5.13%

Credit Risk

The bond investments are subject to credit risk. The maximum credit risk exposures of these investments are represented by their total carrying amount. Concentrations of credit risk arise from exposures to particular individual debtors with whom the Group held significant bond investments. Credit risk for these bond investments is analyzed according to their maximum credit risk exposures and concentration of credit risk exposures as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Maximum credit risk exposures	—	9,991,024	32,331,706
Concentration of credit risk exposures:			
Bonds issued by the PRC Government	—	7,428,273	21,344,073
Bonds issued by financial institutions	—	1,204,561	5,315,398
Bonds issued by corporate entities	—	1,358,190	5,672,235
Total	—	9,991,024	32,331,706

(4) Loans and Receivables Originated by the Enterprise — Bonds

Bonds purchased at original issuance in the primary market, without the intent to sell them immediately or in the short term, are classified as loans and receivables originated by the enterprise.

4. BALANCE SHEETS (Continued)

The amortized costs of these bond investments are analyzed according to their fair values and the range of discount rates used to compute their fair values, as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Amortized cost	4,170,000	5,666,617	19,169,863
Fair value	4,412,782	5,691,137	19,060,210
Range of discount rates used to compute fair value of certain unlisted bonds	1.89%–3.86%	3.41%–4.86%	1.67%–5.26%

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Amortized cost	4,170,000	—	—
Fair value	4,412,782	—	—
Range of discount rates used to compute fair value of certain unlisted bonds	1.89%–3.86%	Not applicable	Not applicable

Interest Rate Risk

The bond investments are subject to interest rate risk. Exposures to interest rate risk are analyzed according to their maturities and effective interest rates, as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Amortized cost of bonds maturing:			
Within 1 year	—	20,000	496,315
Between 1 year and 5 years	1,000,000	1,968,974	3,709,104
After 5 years	3,170,000	3,677,643	14,964,444
Total	4,170,000	5,666,617	19,169,863
Range of effective interest rates of bonds (per annum)	2.51%–5.68%	1.00%–4.76%	1.00%–5.10%

4. BALANCE SHEETS (Continued)

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Amortized cost of bonds maturing:			
Within 1 year	—	—	—
Between 1 year and 5 years	1,000,000	—	—
After 5 years	3,170,000	—	—
Total	4,170,000	—	—
Range of effective interest rates of bonds (per annum)	2.51%–5.68%	Not applicable	Not applicable

Credit Risk

The bond investments are subject to credit risk. The maximum credit risk exposures of these investments are represented by their total carrying amount. Concentrations of credit risk arise from exposures to particular individual debtors with whom the Group held significant bond investments. Credit risk for these bond investments is analyzed according to their maximum credit risk exposures and concentration of credit risk exposures as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Maximum credit risk exposures	4,170,000	5,666,617	19,169,863
Concentration of credit risk exposures:			
Bonds issued by the PRC Government	1,810,000	2,220,938	7,123,468
Bonds issued by financial institutions	2,360,000	3,139,324	10,135,962
Bonds issued by corporate entities	—	306,355	1,910,433
Total	4,170,000	5,666,617	19,169,863

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Maximum credit risk exposures	4,170,000	—	—
Concentration of credit risk exposures:			
Bonds issued by the PRC Government	1,810,000	—	—
Bonds issued by financial institutions	2,360,000	—	—
Bonds issued by corporate entities	—	—	—
Total	4,170,000	—	—

4. BALANCE SHEETS (Continued)

(5) Loans and Receivables Originated by the Enterprise — Fixed Deposits

Interest Rate Risk

The fixed deposits placed with banks are subject to interest rate risk. Exposures to interest rate risk are analyzed according to their maturities and interest rate ranges, as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Carrying amount of deposits maturing:			
Within 1 year	2,446,915	6,500,322	3,688,988
Between 1 year and 5 years	28,307,800	55,952,178	62,970,995
After 5 years	15,168,000	10,986,380	11,573,020
Total	45,922,715	73,438,880	78,233,003
Range of interest rates (per annum)	1.38%–7.50%	1.19%–7.50%	0.50%–7.50%

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Carrying amount of deposits maturing:			
Within 1 year	2,388,979	100,000	322,380
Between 1 year and 5 years	28,307,800	250,000	—
After 5 years	15,168,000	4,966,380	4,388,350
Total	45,864,779	5,316,380	4,710,730
Range of interest rates (per annum)	1.38%–7.50%	1.98%–5.77%	0.55%–5.77%

4. BALANCE SHEETS (Continued)

Credit Risk

The fixed deposits are subject to credit risk. The maximum credit risk exposures of these investments are represented by their total carrying value. Concentrations of credit risk arise from exposures to particular individual banks with which the Group has placed significant deposits. The credit risk of these fixed deposits is analyzed according to their maximum credit risk exposures and concentration of credit risks exposures as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Maximum credit risk exposures	45,922,715	73,438,880	78,233,003
Concentration of credit risk exposures:			
Fixed deposits placed with Bank of China	7,840,677	12,647,272	10,167,086
Fixed deposits placed with Guangdong Development Bank	7,436,742	9,509,466	8,380,759

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Maximum credit risk exposures	45,864,779	5,316,380	4,710,730
Concentration of credit risk exposures:			
Fixed deposits placed with Bank of China	7,840,677	4,966,380	4,138,350
Fixed deposits placed with Guangdong Development Bank	7,378,806	—	12,788

(6) Loans and Receivables Originated by the Enterprise — Placements and Loans

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Placements, at amortized cost (net of impairment loss)	20,292	—	—
Loans, at amortized cost (net of impairment loss)	80,136	47,013	20,900
Collateralized placements — reverse repos, at amortized cost	6,019,966	9,348,752	2,967,648
Policy loans, at amortized cost	83,389	145,732	296,926
Placements and loans, net	6,203,783	9,541,497	3,285,474

4. BALANCE SHEETS (Continued)

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Placements, at amortized cost (net of impairment loss)	20,292	—	—
Loans, at amortized cost (net of impairment loss)	50,642	—	—
Collateralized placements — reverse repos, at amortized cost	6,019,966	—	—
Policy loans, at amortized cost	83,389	—	—
Placements and loans, net	6,174,289	—	—

Collateralized placements are made with government bonds pledged as collateral. The fair value of such government bonds approximates the carrying amount of the collateralized placements. The Group is not permitted to sell or pledge these bonds in the absence of default.

Interest Rate Risk

The placements and loans are subject to interest rate risk. Exposures to interest rate risk are analyzed according to the original term of the placements and loans, and interest rate ranges, as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Original term of placements and loans:			
Placements	360 days–2,880 days	Not applicable	Not applicable
Loans	30 days–720 days	30 days–180 days	30 days–180 days
Collateralized placements — reverse repos	4 days–182 days	3 days–182 days	3 days–182 days
Policy loans	180 days	180 days	180 days
Range of interest rates (per annum):			
Placements	10.26%–19.20%	Not applicable	Not applicable
Loans	10.50%–30.00%	15.00%–30.00%	15.00%–30.00%
Collateralized placements — reverse repos	2.33%–5.88%	1.94%–3.79%	2.46%–7.50%
Policy loans	5.50%–7.50%	5.50%–7.50%	5.50%–7.50%

4. BALANCE SHEETS (Continued)

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Original term of placements and loans:			
Placements	360 days–2,880 days	Not applicable	Not applicable
Loans	30 days–720 days	Not applicable	Not applicable
Collateralized placements — reverse repos	4 days–182 days	Not applicable	Not applicable
Policy loans	180 days	Not applicable	Not applicable
Range of interest rates (per annum):			
Placements	10.26%–19.20%	Not applicable	Not applicable
Loans	10.50%–30.00%	Not applicable	Not applicable
Collateralized placements — reverse repos	2.33%–5.88%	Not applicable	Not applicable
Policy loans	5.50%–7.50%	Not applicable	Not applicable

Credit Risk

The placements and loans are subject to credit risk. The maximum credit risk exposures of these investments are represented by the carrying amount of these investments in the balance sheet. Policy loans are not subject to credit risk because the cash value of the policy pledged to the Group should exceed the corresponding loan amount.

Placements and loans are not provided on a concentrated basis to a single debtor or to groups of debtors having a similar characteristic such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions.

(7) Investment Properties

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Cost	1,690,696	1,790,974	1,670,237
Less: Accumulated depreciation	(139,871)	(231,290)	(251,622)
Accumulated impairment losses	(27,473)	(65,707)	(85,515)
Net book value	1,523,352	1,493,977	1,333,100
Fair value	1,598,320	1,629,639	1,642,716

The Group is still in the process of applying for the title certificates for its investment properties with a net book value of RMB474,285,000 as at December 31, 2003. In the opinion

4. BALANCE SHEETS (Continued)

of the management, adequate provision for impairment losses has been made on investment properties without title certificates as at December 31, 2001, 2002 and 2003.

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Cost	450,215	—	—
Less: Accumulated depreciation	(51,609)	—	—
Net book value	398,606	—	—
Fair value	450,459	—	—

The fair values of the investment properties as at December 31, 2003 were estimated by a firm of independent valuers, Sallmanns (Far East) Limited, which has qualified surveyors. The registered address of the independent valuer is 22/F Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong.

(8) Cash and Cash Equivalents

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Cash at banks and in hand	1,890,409	3,330,257	8,016,968
Deposits placed with Ping An Securities	3,064,451	484,484	—
Deposits placed with other financial institutions	—	—	—
Cash and cash equivalents	4,954,860	3,814,741	8,016,968
Range of interest rates for deposits placed with Ping An Securities (per annum)	2.07%	1.89%–2.07%	1.62%–1.89%

The increase of approximately RMB4,200 million in cash and cash equivalents as at December 31, 2003 as compared to December 31, 2002 was mainly due to increase in the scale of operations and the need for appropriate investment opportunities.

4. BALANCE SHEETS (Continued)

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Cash at banks and in hand	1,665,356	52,568	177,186
Deposits placed with Ping An Securities	3,064,451	—	—
Cash and cash equivalents	4,729,807	52,568	177,186
Range of interest rates for deposits placed with Ping An Securities (per annum)	2.07%	Not applicable	Not applicable

The deposits placed with Ping An Securities represent deposits for securities trading purposes. These deposits can be withdrawn without restrictions. The interest rates of these deposits are pegged to the PRC inter-bank offer rate that is quoted by the People's Bank of China.

The cash equivalents are subject to credit risk. The maximum credit risk exposures of cash equivalents are represented by their total carrying value. Concentrations of credit risk arise from exposures to particular individual banks with which the Group has placed significant cash equivalents. The concentration of credit risks exposures are analyzed as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Cash equivalents placed with Bank of China	330,541	468,173	1,468,339
Cash equivalents placed with Guangdong Development Bank	52,006	232,515	622,915

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Cash equivalents placed with Bank of China	327,843	3,105	76,580
Cash equivalents placed with Guangdong Development Bank	50,292	14,895	97,715

4. BALANCE SHEETS (Continued)

(9) Premium Receivables

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Premium receivables	605,311	596,955	529,174
Less: Provision for doubtful receivables	(204,510)	(204,510)	(89,918)
Premium receivables, net	400,801	392,445	439,256

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Premium receivables	592,431	—	—
Less: Provision for doubtful receivables	(204,510)	—	—
Premium receivables, net	387,921	—	—

Provision is made on a periodic basis for the amounts that are considered uncollectible. The credit term available to general insurance customers is generally for a period of one month, extending up to five months for major customers. Overdue balances are reviewed regularly by senior management.

An aging analysis of premium receivables is as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Within 2 months	297,467	314,901	364,738
Between 3 and 5 months	63,282	64,096	50,848
Over 5 months	40,052	13,448	23,670
Total	400,801	392,445	439,256

4. BALANCE SHEETS (Continued)

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Within 2 months	293,645	—	—
Between 3 and 5 months	57,515	—	—
Over 5 months	36,761	—	—
Total	387,921	—	—

The Group has relevant credit control procedures for premium receivables aged over the credit terms provided to the policyholders.

(10) Interest Receivables

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Interest receivables	182,153	415,667	316,463
Less: Provision for doubtful receivables	(37,914)	(22,081)	—
Interest receivables, net	144,239	393,586	316,463

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Interest receivables	182,153	635	9,428
Less: Provision for doubtful receivables	(37,914)	—	—
Interest receivables, net	144,239	635	9,428

Provision is made for the amounts of the receivables that are considered uncollectible. Interest receivables are expected to be recovered within one year.

4. BALANCE SHEETS (Continued)

(11) Deferred Policy Acquisition Costs

Group

	General	Short term life	Long term life	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As at January 1, 2001	306,087	101,323	7,519,546	7,926,956
Acquisition costs deferred	665,951	280,225	6,237,937	7,184,113
Amortization	(545,062)	(242,510)	(1,866,722)	(2,654,294)
Change in deferred acquisition costs charged to income statement	120,889	37,715	4,371,215	4,529,819
As at December 31, 2001	426,976	139,038	11,890,761	12,456,775
Acquisition costs deferred	1,033,319	406,796	6,879,925	8,320,040
Amortization	(739,367)	(337,639)	(2,223,867)	(3,300,873)
Change in deferred acquisition costs charged to income statement	293,952	69,157	4,656,058	5,019,167
As at December 31, 2002	720,928	208,195	16,546,819	17,475,942
Acquisition costs deferred	1,029,597	506,065	5,947,230	7,482,892
Amortization	(992,427)	(462,869)	(3,142,928)	(4,598,224)
Change in deferred acquisition costs charged to income statement	37,170	43,196	2,804,302	2,884,668
As at December 31, 2003	758,098	251,391	19,351,121	20,360,610

4. BALANCE SHEETS (Continued)

Company

	General	Short term life	Long term life	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As at January 1, 2001	306,087	101,323	7,519,546	7,926,956
Acquisition costs deferred	665,951	280,225	6,237,937	7,184,113
Amortization	(545,062)	(242,510)	(1,866,722)	(2,654,294)
Change in deferred acquisition costs charged to income statement	120,889	37,715	4,371,215	4,529,819
As at December 31, 2001	426,976	139,038	11,890,761	12,456,775
Acquisition costs deferred	1,033,319	406,796	6,879,925	8,320,040
Amortization	(739,367)	(337,639)	(2,223,867)	(3,300,873)
Change in deferred acquisition costs charged to income statement	293,952	69,157	4,656,058	5,019,167
Transferred to subsidiaries	(720,928)	(208,195)	(16,546,819)	(17,475,942)
As at December 31, 2002	—	—	—	—
Acquisition costs deferred	—	—	—	—
Amortization	—	—	—	—
Change in deferred acquisition costs charged to income statement	—	—	—	—
As at December 31, 2003	—	—	—	—

(12) Statutory Deposits

Ping An Life and Ping An Property & Casualty have made statutory deposits of RMB760,000,000 and RMB440,000,000, respectively, with PRC banks as at December 31, 2003. Such deposits are made in accordance with PRC Insurance Law based on not less than 20% of the respective registered capital of the said subsidiaries of the Company.

4. BALANCE SHEETS (Continued)

(13) Property, Plant and Equipment

Group

	As at December 31, 2001			
	Cost	Accumulated depreciation	Accumulated impairment	Net book value
	RMB'000	RMB'000	RMB'000	
Leasehold improvements	307,823	(163,249)	—	144,574
Buildings	2,028,029	(120,209)	(46,825)	1,860,995
Office equipment, furniture and fixtures	710,920	(374,641)	—	336,279
Motor vehicles	323,444	(195,108)	—	128,336
	3,370,216	(853,207)	(46,825)	2,470,184

	As at December 31, 2002			
	Cost	Accumulated depreciation	Accumulated impairment	Net book value
	RMB'000	RMB'000	RMB'000	
Leasehold improvements	507,061	(262,452)	—	244,609
Buildings	2,231,973	(171,269)	(76,639)	1,984,065
Office equipment, furniture and fixtures	845,122	(510,969)	—	334,153
Motor vehicles	409,337	(268,394)	—	140,943
	3,993,493	(1,213,084)	(76,639)	2,703,770

	As at December 31, 2003			
	Cost	Accumulated depreciation	Accumulated impairment	Net book value
	RMB'000	RMB'000	RMB'000	RMB'000
Leasehold improvements	667,307	(398,898)	—	268,409
Buildings	2,529,304	(231,969)	(94,784)	2,202,551
Office equipment, furniture and fixtures	1,339,178	(727,020)	(39,759)	572,399
Motor vehicles	433,313	(329,950)	—	103,363
	4,969,102	(1,687,837)	(134,543)	3,146,722

The Group is still in the process of applying for the title certificates for its buildings with a net book value of RMB418,123,000 as at December 31, 2003. In the opinion of the management, adequate provision for impairment losses has been made on property, plant and equipment without title certificates as at December 31, 2001, 2002 and 2003.

4. BALANCE SHEETS (Continued)

Company

	As at December 31, 2001			
	Cost	Accumulated depreciation	Accumulated impairment	Net book value
	RMB'000	RMB'000	RMB'000	RMB'000
Leasehold improvements	241,964	(97,390)	—	144,574
Buildings	1,111,100	(171,229)	(23,356)	916,515
Office equipment, furniture and fixtures	698,472	(371,275)	—	327,197
Motor vehicles	316,131	(189,011)	—	127,120
	2,367,667	(828,905)	(23,356)	1,515,406

	As at December 31, 2002			
	Cost	Accumulated depreciation	Accumulated impairment	Net book value
	RMB'000	RMB'000	RMB'000	RMB'000
Leasehold improvements	—	—	—	—
Buildings	—	—	—	—
Office equipment, furniture and fixtures	3,060	(2,550)		510
Motor vehicles	—	—	—	—
	3,060	(2,550)	—	510

	As at December 31, 2003			
	Cost	Accumulated depreciation	Accumulated impairment	Net book value
	RMB'000	RMB'000	RMB'000	RMB'000
Leasehold improvements	—	—	—	—
Buildings	—	—	—	—
Office equipment, furniture and fixtures	4,565	(2,883)	—	1,682
Motor vehicles	—	—	—	—
	4,565	(2,883)	—	1,682

(14) Construction-in-progress

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Cost	270,548	201,504	157,231
Less: Accumulated impairment losses	(63,483)	(58,634)	(11,000)
Net book value	207,065	142,870	146,231

4. BALANCE SHEETS (Continued)

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Cost	242,533	300	442
Less: Accumulated impairment losses	(47,592)	—	—
Net book value	194,941	300	442

Construction-in-progress mainly represents costs for the construction of properties.

(15) Land Use Rights

Land use rights are acquired under PRC laws for fixed periods, and the related cost is amortized on a straight-line basis. All of the Group's land use rights are related to lands located in the PRC. The net book value of the land use rights as at December 31, 2003, is expected to be amortized over the lease terms ranging from 50 to 70 years.

The Group is still in the process of applying for title certificates for land use rights with a net book value of RMB635,718,000 as at December 31, 2003. Out of this amount, RMB543,000,000 represents costs incurred to acquire lands in Shanghai for the construction of new properties. In the opinion of the Company's management, adequate provision for impairment losses has been made for land use rights without title certificates as at December 31, 2001, 2002 and 2003.

(16) Goodwill

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Cost	—	—	244,533
Less: Accumulated amortization	—	—	(3,127)
Net book value	—	—	241,406

4. BALANCE SHEETS (Continued)

(17) Deferred Tax Assets and Deferred Tax Liabilities

Estimated deferred tax assets are as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Deferred tax assets, beginning of year	472,464	268,704	198,523
Recognized as income or expense during the year (Section 3.(5))	(258,388)	(120,152)	(5,085)
Recognized in equity during the year	54,628	49,971	99,185
Deferred tax assets, end of year	268,704	198,523	292,623
Components of deferred tax assets:			
Provision for policyholders' reserves	2,100,265	2,794,537	3,143,986
Provision for claim reserves	18,398	42,785	86,150
Provision for unearned premium reserves	42,488	66,893	71,549
Deferred policy acquisition costs	(1,868,516)	(2,621,391)	(3,054,092)
Fair value adjustment on held-for-trading and available-for-sale investments	(117,547)	(84,149)	40,498
Provision for placements and loans	47,454	28,948	13,487
Impairment losses for assets	18,821	10,243	5,937
Others	27,341	(39,343)	(14,892)
	268,704	198,523	292,623

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Components of deferred tax assets/(liabilities):			
Provision for policyholders' reserves	2,100,265	—	—
Provision for claim reserves	18,398	—	—
Provision for unearned premium reserves	42,488	—	—
Deferred policy acquisition costs	(1,868,516)	—	—
Fair value adjustment on held-for-trading and available-for-sale investments	(117,547)		
Provision for placements and loans	47,454	—	—
Impairment losses for assets	18,821	—	—
Others	23,500	(24,667)	—
	264,863	(24,667)	—

The Company's management believes that a sufficient level of taxable income will be generated in the future to utilize the deferred tax assets.

4. BALANCE SHEETS (Continued)

(18) Customers' Deposits

The customers' deposits as at December 31, 2003 represented customers' funds placed with Ping An Securities for securities trading purposes.

(19) Short Term Borrowings

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Short term loans	582	317	—
Collateralized borrowings — repos	3,000,000	8,312,949	200,000
Total	3,000,582	8,313,266	200,000
Terms of collateralized borrowings — repos	14 days–20 days	7 days–183 days	7 days
Interest rate ranges for collateralized borrowings — repos	2.14%–2.24%	2.10%–3.27%	2.14%

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Collateralized borrowings — repos	3,000,000	—	—
Terms of collateralized borrowings — repos	14 days–20 days	Not applicable	Not applicable
Interest rate ranges for collateralized borrowings — repos	2.14%–2.24%	Not applicable	Not applicable

The carrying value of bonds investment, which are pledged as collateral for the collateralized borrowings of the Group, exceeds the amount of borrowings by approximately 10%. Such bonds cannot be sold or repledged by the lender in the absence of default.

4. BALANCE SHEETS (Continued)

(20) Claim Reserves and Claims Recoverable

Group — Claim Reserves

	General	Life	Total
	RMB'000	RMB'000	RMB'000
As at January 1, 2001	1,262,618	143,817	1,406,435
Movements for the year	837,720	3,878	841,598
As at December 31, 2001	2,100,338	147,695	2,248,033
Movements for the year	162,533	425,151	587,684
As at December 31, 2002	2,262,871	572,846	2,835,717
Movements for the year	891,682	1,089,320	1,981,002
As at December 31, 2003	3,154,553	1,662,166	4,816,719

Group — Claims Recoverable

	General	Life	Total
	RMB'000	RMB'000	RMB'000
As at January 1, 2001	402,108	27,000	429,108
Movements for the year	256,292	1,100	257,392
As at December 31, 2001	658,400	28,100	686,500
Movements for the year	44,454	44,452	88,906
As at December 31, 2002	702,854	72,552	775,406
Movements for the year	475,223	87,410	562,633
As at December 31, 2003	1,178,077	159,962	1,338,039

Company — Claim Reserves

	General	Life	Total
	RMB'000	RMB'000	RMB'000
As at January 1, 2001	1,230,693	143,817	1,374,510
Movements for the year	838,883	3,878	842,761
As at December 31, 2001	2,069,576	147,695	2,217,271
Movements for the year	177,228	425,151	602,379
Transferred to subsidiaries	(2,246,804)	(572,846)	(2,819,650)
As at December 31, 2002	—	—	—
Movements for the year	—	—	—
As at December 31, 2003	—	—	—

4. BALANCE SHEETS (Continued)

Company — Claims Recoverable

	General	Life	Total
	RMB'000	RMB'000	RMB'000
As at January 1, 2001	402,108	27,000	429,108
Movements for the year	256,292	1,100	257,392
As at December 31, 2001	658,400	28,100	686,500
Movements for the year	44,454	44,452	88,906
Transferred to subsidiaries	(702,854)	(72,552)	(775,406)
As at December 31, 2002	—	—	—
Movements for the year	—	—	—
As at December 31, 2003	—	—	—

(21) Unearned Premium Reserves

Group

	General	Short term life	Total
	RMB'000	RMB'000	RMB'000
As at January 1, 2001	1,981,605	649,507	2,631,112
Increase for the year	960,694	302,809	1,263,503
As at December 31, 2001	2,942,299	952,316	3,894,615
Increase for the year	1,177,292	224,519	1,401,811
As at December 31, 2002	4,119,591	1,176,835	5,296,426
Increase for the year	228,955	255,838	484,793
As at December 31, 2003	4,348,546	1,432,673	5,781,219

Company

	General	Short term life	Total
	RMB'000	RMB'000	RMB'000
As at January 1, 2001	1,962,097	649,507	2,611,604
Increase for the year	962,394	302,809	1,265,203
As at December 31, 2001	2,924,491	952,316	3,876,807
Increase for the year	1,144,689	224,519	1,369,208
Transferred to subsidiaries	(4,069,180)	(1,176,835)	(5,246,015)
As at December 31, 2002	—	—	—
Increase for the year	—	—	—
As at December 31, 2003	—	—	—

4. BALANCE SHEETS (Continued)

(22) Policyholders' Reserves

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Beginning of year	59,066,223	83,880,370	119,528,236
Provision for the year	24,814,147	35,647,866	40,416,519
End of year	83,880,370	119,528,236	159,944,755

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Beginning of year	59,066,223	83,880,370	—
Provision for the year	24,814,147	35,764,562	—
Transferred to a subsidiary	—	(119,644,932)	—
End of year	83,880,370	—	—

The liabilities for future life policyholder benefits are accrued when premium income is recognized, based on the present value of estimated future policy benefits and payments less the present value of estimated future net premiums to be collected from policyholders. These estimates are based on the following assumptions:

(i) Interest rates are based on management's estimates of future yields on the Group's investments. In determining the interest rate assumptions, the Company considers past investment experience, the current and future asset allocation and expected return for each asset class. For the purposes of gross premium reserve valuation and loss recognition test on a portfolio basis, the best estimate interest rate is assumed to increase from 4% currently to an ultimate rate of 5% after five years.

(ii) Mortality and morbidity rates, varying by age of the insured, and lapse rates, varying by contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation. The mortality, morbidity and lapse assumptions are based on the experience studies of the Company's actual experience incurred.

(iii) The assumption for policy administration expenses is determined based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience.

(iv) The amount of policyholder dividends to be paid is determined on an annual basis. Policyholder dividends are determined based on the insurance contracts, relevant regulations and the Group's distribution basis, and comprise life policyholders' share of net income and allowable unrealized gain of investments. Investment,

4. BALANCE SHEETS (Continued)

mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to the relevant regulations.

(23) Insurance Guarantee Fund

The Group is required to provide for the insurance guarantee fund at 1% of the net premiums of general insurance, accident insurance, short-term health insurance, etc. No additional provision is required when the accumulated balance of the provision reaches 6% of the related entity's total assets as determined in accordance with PRC GAAP.

(24) Assets Managed Under Trust

Ping An Trust and Ping An Securities collect and manage cash investments on behalf of external third parties. The total assets held in trust are as follows:

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Ping An Trust	—	107,580	188,834
Ping An Securities	Not applicable	Not applicable	112,102

Ping An Securities was an associate of the Group during the period from May 22, 2001 to October 22, 2003.

(25) Risk Management

Product Risk

Product risk is the risk of loss due to actual experience emerging differently from the assumed when the product was designed and priced, as a result of investment returns, expenses, claims, and policyholder behavior. The Group controls this risk through closely monitoring its product designing, pricing, and actual claims experience. Product risk is also mitigated through the use of aggregate retention limits and through catastrophe reinsurance.

Mismatching Risk of Asset and Liability

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have a duration of sufficient length to match the duration of its life insurance liabilities. When the regulatory and market environment permits, however, the Group intends to lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rate.

Market Risk

Market risk is the risk of potential loss to future earnings, fair values or future cash flows that may result from changes in the value of a financial instrument as a result of changes in

4. BALANCE SHEETS (Continued)

interest rates, market prices and other factors that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments.

Credit Risk

Credit risk is the risk of economic loss resulting from the failure of one of the Group's obligors to make any payment of principal or interest when due, in the case of fixed income investments or, in the case of an equity investment, the loss in value resulting from a corporate failure. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, investments in bonds issued by PRC companies and reinsurance arrangements with reinsurers. The Group mitigates credit risk by utilizing detailed credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits within its investment portfolio.

Liquidity Risk

Liquidity risk is the risk of not having access to sufficient funds to meet the Group's obligations as they become due. The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies.

Concentration Risk

Concentration risk is the risk of incurring a major loss as a result of having a significant portion of the Group's investments concentrated in a single entity, group of related entities or industry segment. The Group seeks to control concentration risk by limiting the amount of investment in any single entity or group of related entities.

Foreign Currency Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

4. BALANCE SHEETS (Continued)

(26) Commitments

Capital Commitments

The Group had the following capital commitments relating to property development projects and investments:

Group and Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Contracted, but not provided for	96,232	173,000	282,000
Authorized, but not contracted for	58,672	1,553,000	2,110,328

Operating Lease Commitments

The Group leases office premises and staff quarters under various rental agreements. Future minimum lease payments under non-cancelable operating leases are as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Within 1 year	230,832	338,997	355,181
Between 1 and 5 years	284,911	289,106	309,506
After 5 years	6,861	65,977	11,189
	522,604	694,080	675,876

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Within 1 year	230,832	—	—
Between 1 and 5 years	284,911	—	—
After 5 years	6,861	—	—
	522,604	—	—

4. BALANCE SHEETS (Continued)

Operating Lease Rental Receivables

The Group leases its investment properties under various rental agreements. Future minimum lease receivables under non-cancelable operating leases are as follows:

Group

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Within 1 year	71,209	73,203	64,905
Between 1 and 5 years	68,926	77,002	53,451
After 5 years	21,870	23,326	1,556
	162,005	173,531	119,912

Company

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Within 1 year	8,627	—	—
Between 1 and 5 years	7,088	—	—
After 5 years	198	—	—
	15,913	—	—

(27) Contingent Liabilities

Owing to the nature of the insurance business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for the probable losses to the Group on those claims as soon as management can reasonably estimate the outcome of the lawsuits taking into account the legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability of loss is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

5. STATEMENTS OF MOVEMENTS IN EQUITY

The following are the consolidated statements of movements in equity of the Group and the statements of movements in equity of the Company for the Relevant Periods:

Group

		Reserves						
	Paid-in capital	Capital reserve	Revenue reserve fund	Common welfare fund	General reserve	Net unrealized gains/(losses)	Retained profits/ (accumulated deficits)	Total
	RMB'000 (1)	RMB'000	RMB'000 Section 3.(6)	RMB'000 Section 3.(6)	RMB'000	RMB'000	RMB'000	RMB'000
Balance, January 1, 2001	2,220,000	582,087	1,258,258	202,092	394,509	974,336	(2,736,871)	2,894,411
Net profit for the year ended December 31, 2001	—	—	—	—	—	—	2,951,903	2,951,903
Net gains on available-for-sale investments	—	—	—	—	—	69,674	—	69,674
Net gains on available-for-sale investments removed from equity and reported in net profit	—	—	—	—	—	(433,862)	—	(433,862)
Deferred tax recognized, net						54,628		54,628
Appropriation to discretionary reserve	—	—	814,398	—	—	—	(814,398)	—
Dividends declared	—	—	—	—	—	—	(266,400)	(266,400)
Appropriations to statutory reserves	—	—	176,093	88,046	—	—	(264,139)	—
Balance, December 31, 2001	2,220,000	582,087	2,248,749	290,138	394,509	664,776	(1,129,905)	5,270,354
Net profit for the year ended December 31, 2002	—	—	—	—	—	—	2,016,563	2,016,563
Net losses on available-for-sale investments	—	—	—	—	—	(103,112)	—	(103,112)
Net gains on available-for-sale investments removed from equity and reported in net profit	—	—	—	—	—	(230,027)	—	(230,027)
Deferred tax recognized, net						49,971		49,971
Capital contribution	246,667	4,703,098	—	—	—	—	—	4,949,765
Appropriation to discretionary reserve	—	—	448,369	—	—	—	(448,369)	—
Dividends declared	—	—	—	—	—	—	(266,400)	(266,400)
Appropriations to statutory reserves	—	—	182,459	91,230	—	—	(273,689)	—
Balance, December 31, 2002	2,466,667	5,285,185	2,879,577	381,368	394,509	381,608	(101,800)	11,687,114
Transfer from capital reserve to paid-in capital	2,466,667	(2,466,667)	—	—	—	—	—	—
Net profit for the year ended December 31, 2003	—	—	—	—	—	—	2,320,368	2,320,368

5. STATEMENTS OF MOVEMENTS IN EQUITY (Continued)

	Paid-in capital	Reserves					Retained profits/ (accumulated deficits)	Total
		Capital reserve	Revenue reserve fund	Common welfare fund	General reserve	Net unrealized gains/(losses)		
	RMB'000 (1)	RMB'000	RMB'000 Section 3.(6)	RMB'000 Section 3.(6)	RMB'000	RMB'000	RMB'000	RMB'000
Net losses on available-for-sale investments	—	—	—	—	—	(768,235)	—	(768,235)
Net losses on available-for-sale investments removed from equity and reported in net profit	—	—	—	—	—	107,001	—	107,001
Deferred tax recognized, net	—	—		—	—	99,185		99,185
Appropriation to discretionary reserve	—	—	1,057,567	—	—	—	(1,057,567)	—
Dividends declared	—	—	—	—	—	—	(493,333)	(493,333)
Appropriations to statutory reserves	—	—	210,615	105,308	—	—	(315,923)	—
Balance, December 31, 2003	4,933,334	2,818,518	4,147,759	486,676	394,509	(180,441)	351,745	12,952,100

5. STATEMENTS OF MOVEMENTS IN EQUITY (Continued)

Company

	Paid-in capital	Reserves					Retained profits/ (accumulated deficits)	Total
		Capital reserve	Revenue reserve fund	Common welfare fund	General reserve	Net unrealized gains/(losses)		
	RMB'000 (1)	RMB'000	RMB'000 Section 3.(6)	RMB'000 Section 3.(6)	RMB'000	RMB'000	RMB'000	RMB'000
Balance, January 1, 2001	2,220,000	582,087	1,258,258	202,092	394,509	974,336	(2,736,871)	2,894,411
Net profit for the year ended December 31, 2001	—	—	—	—	—	—	2,951,903	2,951,903
Net gains on available-for-sale investments	—	—	—	—	—	69,674	—	69,674
Net gains on available-for-sale investments removed from equity and reported in net profit	—	—	—	—	—	(433,862)	—	(433,862)
Deferred tax recognized, net						54,628		54,628
Appropriation to discretionary reserve	—	—	814,398	—	—	—	(814,398)	—
Dividends declared	—	—	—	—	—	—	(266,400)	(266,400)
Appropriations to statutory reserves	—	—	176,093	88,046	—	—	(264,139)	—
Balance, December 31, 2001	2,220,000	582,087	2,248,749	290,138	394,509	664,776	(1,129,905)	5,270,354
Net profit for the year ended December 31, 2002	—	—	—	—	—	—	2,398,171	2,398,171
Net losses on available-for-sale investments	—	—	—	—	—	(103,112)	—	(103,112)
Net gains on available-for-sale investments, removed from equity and reported in net profit	—	—	—	—	—	(230,027)	—	(230,027)
Deferred tax recognized, net						49,971		49,971
Capital contribution	246,667	4,703,098	—	—	—	—	—	4,949,765
Net losses on available-for-sale investments, removed from equity upon transfer of investments to subsidiaries	—	—	—	—	—	(381,608)	—	(381,608)
Appropriation to discretionary reserve	—	—	448,369	—	—	—	(448,369)	—
Dividends declared	—	—	—	—	—	—	(266,400)	(266,400)
Appropriations to statutory reserves	—	—	182,459	91,230	—	—	(273,689)	—
Balance, December 31, 2002	2,466,667	5,285,185	2,879,577	381,368	394,509	—	279,808	11,687,114
Transfer from capital reserve to paid-in capital	2,466,667	(2,466,667)	—	—	—	—	—	—
Net profit for the year ended December 31, 2003	—	—	—	—	—	—	2,320,368	2,320,368
Net losses of subsidiaries' available-for-sale investments, directly charged into equity	—	—	—	—	—	(562,049)	—	(562,049)
Appropriation to discretionary reserve	—	—	1,057,567	—	—	—	(1,057,567)	—
Dividends declared	—	—	—	—	—	—	(493,333)	(493,333)
Appropriations to statutory reserves	—	—	210,615	105,308	—	—	(315,923)	—
Balance, December 31, 2003	4,933,334	2,818,518	4,147,759	486,676	394,509	(562,049)	733,353	12,952,100

5. STATEMENTS OF MOVEMENTS IN EQUITY (Continued)

(1) Paid-in Capital

	31 December,		
	2001	2002	2003
	'000	'000	'000
Number of shares registered, issued and fully paid at RMB1 each	2,220,000	2,466,667	4,933,334

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company.

Pursuant to the subscription agreement between the Company and HSBC Insurance Holdings Limited, prior to October 7, 2005, where necessary as a result of any future share issuance, the Company will issue new shares and pay cash as permissible by prevailing laws, so that the price per share of the shares subscribed by HSBC Insurance Holdings Limited in 2002 will not exceed the subscription price per share for future issuances.

On December 19, 2003, the Company's paid-in capital was increased to RMB4,933,333,334 by the creation of 2,466,666,667 additional shares of RMB1 each. Such additional shares were credited as fully paid by capitalization of the Company's capital reserve in the amount of RMB2,466,666,667.

(2) Distributable Reserves

As set out in Section 3.(6), for dividend distribution purposes, the amount which the Company and its subsidiaries can legally distribute by way of dividends is determined by reference to their retained profits as reflected in their PRC statutory financial statements, which are prepared in accordance with PRC GAAP. Such retained profits differ from those that are reflected in these Summaries, which are prepared in accordance with IFRS. Upon the listing of the Company's shares on the Main Board of the Stock Exchange of Hong Kong Limited, the Company is required to distribute dividends based on the lower of the Group's retained profits determined under PRC GAAP and IFRS.

In accordance with the Company Law of the PRC, profit after tax would be appropriated for transfers to the statutory revenue reserve fund and common welfare fund, as set out in Section 3.(6). The Company's maximum distributable reserves as at December 31, 2003 represent the Company's reserves as determined in accordance with PRC GAAP after deduction of the minimum transfers to the statutory revenue reserve fund and common welfare fund.

6. CONSOLIDATED CASH FLOW STATEMENTS

	Notes	Year ended December 31, 2001	2002	2003
		RMB'000	RMB'000	RMB'000
Cash inflows from operating activities	(1)	26,406,334	32,665,051	35,178,232
Cash flows from investing activities				
Additions of property, plant and equipment, investment properties, construction-in-progress, and land use rights		(710,985)	(1,201,311)	(742,822)
Proceeds from disposal of property, plant and equipment, investment properties and construction-in-progress		53,156	73,237	6,143
Net cash inflow/(outflow) from disposal of subsidiaries	(2)	(5,817,347)	169,069	4,617
Purchases of investments, net		(9,306,721)	(19,407,858)	(25,177,629)
Fixed deposits placed, net		(18,811,085)	(27,516,165)	(4,794,123)
Net cash inflow from acquisition of a subsidiary	(3)	—	—	2,435,575
Interest received		3,153,363	3,959,022	5,864,757
Dividends received		755,827	103,159	159,169
Rentals received		117,055	125,214	99,442
Net cash outflow from investing activities		(30,566,737)	(43,695,633)	(22,144,871)
Cash flows from financing activities				
Proceeds from capital contribution		—	4,949,765	—
Increase/(decrease) in short term borrowings		3,236,828	5,312,684	(8,113,266)
Dividends paid		(532,390)	(266,322)	(493,534)
Finance costs paid		(23,046)	(159,664)	(224,334)
Capital injections from minority investors		430,600	54,000	—
Net cash inflow/(outflow) from financing activities		3,111,992	9,890,463	(8,831,134)
Net increase/(decrease) in cash and cash equivalents		(1,048,411)	(1,140,119)	4,202,227
Cash and cash equivalents at beginning of year		6,003,271	4,954,860	3,814,741
Cash and cash equivalents at end of year	Section 4.(8)	4,954,860	3,814,741	8,016,968

6. CONSOLIDATED CASH FLOW STATEMENTS (Continued)

(1) Reconciliation from Profit Before Tax and Minority Interests to Cash Flows from Operating Activities

	Notes	Year ended December 31, 2001	2002	2003
		RMB'000	RMB'000	RMB'000
Profit before tax and minority interests		3,854,305	2,693,653	2,820,881
Adjustments for:				
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	Section 3.(4)(i)	52,888	51,680	34,501
Depreciation, and amortization of land use rights and goodwill	Section 3.(4)(i)	495,734	499,111	475,117
Loss on disposal of investment properties, property, plant and equipment, and construction-in-progress	Section 3.(4)(i)	2,299	18,186	1,871
Loss/(gain) on disposal of held-for-trading investments	Section 3.(2)	77,440	(7,493)	(90,271)
Loss/(gain) on disposal of available-for-sale investments	Section 3.(2)	(433,862)	(230,027)	107,001
Change in fair value of held-for-trading investments	Section 3.(2)	610,728	534,850	(406,861)
Interest income	Section 3.(2)	(3,089,487)	(4,208,369)	(5,779,294)
Dividend income	Section 3.(2)	(755,827)	(103,159)	(69,138)
Operating lease income from investment properties	Section 3.(2)	(105,154)	(117,157)	(99,442)
Gain on disposal of subsidiaries	Section 3.(2)	(29,641)	(3,757)	(4,900)
Gain on partial disposal of interest in a subsidiary	Section 3.(2)	(39,526)	—	—
Share of losses/(gains) of associates		64,596	59,065	(5,040)
Provision for doubtful debts, net	Section 3.(4)(i)	53,841	31,818	—
Finance costs		23,046	174,806	224,334
Operating gain/(loss) before working capital changes		781,380	(606,793)	(2,791,241)

6. CONSOLIDATED CASH FLOW STATEMENTS (Continued)

	Notes	Year ended December 31, 2001	2002	2003
		RMB'000	RMB'000	RMB'000
Changes in operational assets and liabilities:				
Increase in premium receivables		(108,130)	(3,170)	(46,811)
Increase in claims recoverable	Section 4.(20)	(257,392)	(88,906)	(562,633)
Increase in statutory deposits		—	—	(756,000)
Increase in deferred policy acquisition costs	Section 4.(11)	(4,529,819)	(5,019,167)	(2,884,668)
Decrease/(increase) in other assets		190,499	(144,821)	(249,809)
Increase/(decrease) in customers' deposits		2,274,042	—	(188,121)
Increase/(decrease) in premiums received in advance		331,693	1,104,841	(475,320)
Increase/(decrease) in commission payable		219,104	(32,163)	(47,120)
Increase in claim reserves	Section 4.(11)	841,598	587,684	1,981,002
Increase/(decrease) in amount payable to reinsurers		(27,228)	261,394	(12,962)
Decrease in deposits from policyholders		(22,604)	(12,704)	(18,873)
Increase/(decrease) in deposits from reinsurers		75,394	14,335	(152,837)
Decrease in an amount receivable from an associate		8,008	15,257	—
Increase in unearned premium reserves	Section 4.(21)	1,263,503	1,401,811	484,793
Increase in policyholders' reserves	Section 4.(22)	24,814,147	35,647,866	40,416,519
Increase in policyholder dividend payable and reserves		118,119	119,377	424,230
Increase in insurance guarantee fund		64,545	79,929	84,094
Increase/(decrease) in other liabilities		529,461	(118,433)	767,205
Cash generated from operations		26,566,320	33,206,337	35,971,448

6. CONSOLIDATED CASH FLOW STATEMENTS (Continued)

	Notes	Year ended December 31, 2001	2002	2003
		RMB'000	RMB'000	RMB'000
Income taxes refunded	Section 3.(5)	—	—	146,167
Income taxes paid		(159,986)	(541,286)	(939,383)
Net cash inflow from operating activities		26,406,334	32,665,051	35,178,232

(2) Disposals of Equity Interests in Subsidiaries

During 2001, there was a disposal by Ping An Trust of a 30% equity interest in Ping An Securities. Details of the disposal are summarized as follows:

	RMB'000
Assets disposed of:	
Held-for-trading investments	606,432
Available-for-sale investments	517,665
Fixed deposits	570,501
Cash and cash equivalents	6,172,667
Property, plant and equipment	151,257
Construction-in-progress	14,926
Other assets	74,154
	8,107,602
Liabilities disposed of:	
Short term borrowings	692,902
Customers' deposits	5,709,434
Dividends payable	147,592
Taxes payable	9,982
Other liabilities	462,096
	7,022,006
Net assets	1,085,596
30% equity interests in net assets disposed of	325,679
Gain on disposal of equity interest in Ping An Securities	29,641
Cash consideration received	355,320
Analysis of the net outflow of cash and cash equivalents in connection with the disposal of part of the equity interest in Ping An Securities:	
Cash consideration received	355,320
Reduction in cash and cash equivalents	(6,172,667)
Net outflow of cash and cash equivalents in connection with the disposal of part of the equity interest in Ping An Securities	(5,817,347)

6. CONSOLIDATED CASH FLOW STATEMENTS (Continued)

As disclosed in Section 1.(1)(c) and Section 1.(1)(d), in 2002, the Group disposed of its equity interests in Shanghai Xinlun, Hu'nan Ankee Real Estate Development Co., Ltd. and Shenzhen Football Club. Details of the disposals are summarized as follows:

	RMB'000
Assets disposed of:	
Cash and cash equivalents	831
Property, plant and equipment	130
Construction-in-progress	65,479
Other assets	120,942
	187,382
Liabilities disposed of:	
Taxes payable	72
Other liabilities	21,167
	21,239
Net assets disposed of	166,143
Gain on disposal	3,757
Cash consideration received	169,900
Analysis of the net inflow of cash and cash equivalents in connection with the disposals of equity interests in subsidiaries:	
Cash consideration received	169,900
Reduction in cash and cash equivalents	(831)
Net inflow of cash and cash equivalents in connection with the disposals of equity interests in subsidiaries	169,069

6. CONSOLIDATED CASH FLOW STATEMENTS (Continued)

As disclosed in Section 1.(1)(e), in 2003, there was a disposal of the Group's equity interest in Pawn Shop. Details of the disposal are summarized as follows:

	RMB'000
Assets disposed of:	
Cash and cash equivalents	7,283
Loans and receivables	37,156
Other assets	941
Sub-total	45,380
Liabilities disposed of	35,380
Net assets	10,000
70% equity interest in net assets disposed of	7,000
Gain on disposal of equity interest in Pawn Shop	4,900
Cash consideration received	11,900
Analysis of the net inflow of cash and cash equivalents in connection with the disposal of equity interest in Pawn Shop:	
Cash consideration received	11,900
Reduction in cash and cash equivalents	(7,283)
Net inflow of cash and cash equivalents in connection with the disposal of part of the equity interest in Pawn Shop	4,617

(3) Acquisition of a Subsidiary

As disclosed in Section 1.(1)(a), in 2003, Ping An Trust acquired a further 34.12% equity interest in Ping An Securities, increasing its equity interest in Ping An Securities from 30% to 64.12%. Details of the acquisition are summarized as follows:

	RMB'000
Assets acquired:	
Held-for-trading investments	115,920
Available-for-sale investments	2,970
Cash and cash equivalents	2,892,796
Property, plant and equipment	132,607
Construction-in-progress	1,034
Other assets	98,457
	3,243,784
Liabilities assumed:	
Customers' deposits	2,492,105
Dividends payable	97,411
Taxes payable	(2,119)
Other liabilities	33,033
	2,620,430
Net assets	623,354

6. CONSOLIDATED CASH FLOW STATEMENTS (Continued)

	RMB'000
34.12% equity interest in net assets acquired	212,688
Goodwill recognized on acquisition of equity interest in Ping An Securities	244,533
Cash consideration paid	457,221
Analysis of the net inflow of cash and cash equivalents in connection with the acquisition of equity interest in Ping An Securities:	
Cash and cash equivalents acquired	2,892,796
Cash consideration paid	(457,221)
Net inflow of cash and cash equivalents in connection with the acquisition of equity interest in Ping An Securities	2,435,575

7. SEGMENT INFORMATION

Currently, the Group's business segment information is divided into four business segments — life insurance, general insurance, corporate and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's consolidated balance sheet. The Group's revenue and net profit for the Relevant Periods were mainly derived in the PRC. Accordingly, no further segment analysis by geographical area is provided.

7. SEGMENT INFORMATION (Continued)

The segment analysis as at and for the year ended December 31, 2003 is as follows:

	Life insurance	General insurance	Corporate	Others	Elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Income statement						
Gross written premiums and policy fees (net of business tax and surcharges)	55,042,148	8,091,486	—	—	—	63,133,634
Less: Premiums ceded to reinsurers	(980,492)	(2,819,458)	—	—	—	(3,799,950)
Increase in unearned premium reserves	(255,838)	(228,955)	—	—	—	(484,793)
Net earned premiums	53,805,818	5,043,073	—	—	—	58,848,891
Reinsurance commission income	370,155	877,418	—	—	—	1,247,573
Investment income and other income	5,781,621	304,755	228,820	211,575	—	6,526,771
Total revenue	59,957,594	6,225,246	228,820	211,575	—	66,623,235
Policy acquisition costs deferred	6,453,295	1,029,597	—	—	—	7,482,892
Amortization of deferred policy acquisition costs	(3,605,797)	(992,427)	—	—	—	(4,598,224)
Change in deferred policy acquisition costs	2,847,498	37,170	—	—	—	2,884,668
Claims, surrenders, annuities and maturities	(9,838,432)	(3,746,417)	—	—	—	(13,584,849)
Policyholder dividends and reserves	(987,637)	—	—	—	—	(987,637)
Increase in policyholders' reserves	(40,416,519)	—	—	—	—	(40,416,519)
Commission expenses	(5,074,079)	(602,052)	—	—	—	(5,676,131)
General and administrative expenses	(4,007,481)	(1,523,776)	(31,620)	(158,529)	2,908	(5,718,498)
Finance costs	(204,930)	(15,399)	—	(4,005)	—	(224,334)
Provision for insurance guarantee fund	(27,798)	(56,296)	—	—	—	(84,094)
Total expenses	(57,709,378)	(5,906,770)	(31,620)	(162,534)	2,908	(63,807,394)
Operating profit	2,248,216	318,476	197,200	49,041	2,908	2,815,841
Share of profits of associates	—	—	—	5,040	—	5,040
Income taxes	(298,248)	(222,425)	27,145	(164)	—	(493,692)
Minority interests	—	—	—	(5,383)	(1,438)	(6,821)
Net profit	1,949,968	96,051	224,345	48,534	1,470	2,320,368

7. SEGMENT INFORMATION (Continued)

	Life insurance	General insurance	Corporate	Others	Elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance sheet						
Investment in an associate	—	—	—	3,447	—	3,447
Other investments	143,370,810	5,873,830	12,798,080	2,055,207	(8,181,394)	155,916,533
Other assets	38,883,652	4,762,014	227,378	4,718,319	(1,032,272)	47,559,091
Gross assets	182,254,462	10,635,844	13,025,458	6,776,973	(9,213,666)	203,479,071
Policyholders' and other reserves	163,039,594	7,503,099	—	—	—	170,542,693
Other liabilities	15,368,414	1,592,946	63,718	3,654,329	(1,032,271)	19,647,136
Gross liabilities	178,408,008	9,096,045	63,718	3,654,329	(1,032,271)	190,189,829
Minority interests	11,234	—	—	247,503	78,405	337,142
Segment net assets	3,835,220	1,539,799	12,961,740	2,875,141	(8,259,800)	12,952,100
Depreciation, and amortization of land use rights and goodwill	337,314	121,553	334	15,916	—	475,117
Impairment losses recognized	2,125	—	—	32,376	—	34,501
Capital expenditure	613,534	131,473	1,505	1,728	(5,418)	742,822
Total other non-cash expenses charged to consolidated results	27,798	56,296	—	—	—	84,094

7. SEGMENT INFORMATION (Continued)

The segment analysis as at and for the year ended December 31, 2002 is as follows:

	Life insurance	General insurance	Corporate	Others	Elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Income statement						
Gross written premiums and policy fees (net of business tax and surcharges)	50,581,649	7,837,889	—	—	—	58,419,538
Less: Premiums ceded to reinsurers	(1,158,582)	(2,561,820)	—	—	—	(3,720,402)
Increase in unearned premium reserves	(224,519)	(1,177,292)	—	—	—	(1,401,811)
Net earned premiums	49,198,548	4,098,777	—	—	—	53,297,325
Reinsurance commission income	366,408	828,242	—	—	—	1,194,650
Investment income and other income	3,997,933	202,559	15,133	40,570	—	4,256,195
Total revenue	53,562,889	5,129,578	15,133	40,570	—	58,748,170
Policy acquisition costs deferred	7,286,721	1,033,319	—	—	—	8,320,040
Amortization of deferred policy acquisition costs	(2,561,506)	(739,367)	—	—	—	(3,300,873)
Change in deferred policy acquisition costs	4,725,215	293,952	—	—	—	5,019,167
Claims, surrenders, annuities and maturities	(10,050,393)	(2,642,944)	—	—	—	(12,693,337)
Policyholder dividends and reserves	(131,356)	—	—	—	—	(131,356)
Increase in policyholders' reserves	(35,647,866)	—	—	—	—	(35,647,866)
Commission expenses	(5,864,429)	(827,326)	—	—	—	(6,691,755)
General and administrative expenses	(3,893,775)	(1,615,640)	(11,544)	(78,931)	4,320	(5,595,570)
Finance costs	(125,243)	(9,936)	—	(39,627)	—	(174,806)
Provision for insurance guarantee fund	(22,654)	(57,275)	—	—	—	(79,929)
Total expenses	(51,010,501)	(4,859,169)	(11,544)	(118,558)	4,320	(55,995,452)
Operating profit	2,552,388	270,409	3,589	(77,988)	4,320	2,752,718
Share of loss of an associate	—	—	—	(59,065)	—	(59,065)
Income taxes	(549,787)	(163,446)	33,052	(1,673)	(6,918)	(688,772)
Minority interests	—	—	—	—	11,682	11,682
Net profit/(loss)	2,002,601	106,963	36,641	(138,726)	9,084	2,016,563

7. SEGMENT INFORMATION (Continued)

	Life insurance	General insurance	Corporate	Others	Elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance sheet						
Investment in an associate	—	—	—	274,684	—	274,684
Other investments	114,804,937	5,734,191	11,207,732	532,631	(6,024,620)	126,254,871
Other assets	29,893,617	3,997,468	2,060,481	471,715	(356,950)	36,066,331
Gross assets	144,698,554	9,731,659	13,268,213	1,279,030	(6,381,570)	162,595,886
Policyholders' and other reserves	121,277,917	6,382,462	—	—	—	127,660,379
Other liabilities	21,015,753	1,850,906	31,488	594,391	(356,911)	23,135,627
Gross liabilities	142,293,670	8,233,368	31,488	594,391	(356,911)	150,796,006
Minority interests	11,235	—	—	—	101,531	112,766
Segment net assets	2,393,649	1,498,291	13,236,725	684,639	(6,126,190)	11,687,114
Depreciation, and amortization of land use rights	385,204	134,588	—	27,573	(48,254)	499,111
Impairment losses recognized	—	48,803	—	2,877	—	51,680
Capital expenditure	933,538	415,346	—	2,334	(149,907)	1,201,311
Total other non-cash expenses charged to consolidated results	45,675	57,277	—	8,795	—	111,747

The segment analysis as at and for the year ended December 31, 2001 is as follows:

	Life insurance	General insurance	Corporate	Others	Elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Income statement						
Gross written premiums and policy fees (net of business tax and surcharges)	34,952,454	6,002,790	—	—	—	40,955,244
Less: Premiums ceded to reinsurers	(678,566)	(2,021,342)	—	—	—	(2,699,908)
Increase in unearned premium reserves	(302,807)	(960,696)	—	—	—	(1,263,503)
Net earned premiums	33,971,081	3,020,752	—	—	—	36,991,833
Reinsurance commission income	244,510	683,714	—	—	—	928,224
Investment income and other income	3,540,082	246,303	50,379	76,997	—	3,913,761
Total revenue	37,755,673	3,950,769	50,379	76,997	—	41,833,818
Policy acquisition costs deferred	6,518,162	665,951	—	—	—	7,184,113
Amortization of deferred policy acquisition costs	(2,109,232)	(545,062)	—	—	—	(2,654,294)
Change in deferred policy acquisition costs	4,408,930	120,889	—	—	—	4,529,819

7. SEGMENT INFORMATION (Continued)

	Life insurance	General insurance	Corporate	Others	Elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Claims, surrenders, annuities and maturities	(4,917,976)	(2,356,115)	—	—	—	(7,274,091)
Policyholder dividends and reserves	(118,119)	—	—	—	—	(118,119)
Increase in policyholders' reserves	(24,814,147)	—	—	—	—	(24,814,147)
Commission expenses	(5,148,634)	(528,832)	—	(2,041)	—	(5,679,507)
General and administrative expenses	(3,182,830)	(1,494,127)	(6,998)	210,420	2,254	(4,471,281)
Finance costs	(17,740)	(5,435)	—	129	—	(23,046)
Provision for insurance guarantee fund	(17,457)	(47,088)	—	—	—	(64,545)
Total expenses	(33,807,973)	(4,310,708)	(6,998)	208,508	2,254	(37,914,917)
Operating profit	3,947,700	(359,939)	43,381	285,505	2,254	3,918,901
Share of loss of an associate	—	—	—	(64,596)	—	(64,596)
Income taxes	(803,871)	(21,425)	(99,936)	25,202	(86)	(900,116)
Minority interests	—	—	—	—	(2,286)	(2,286)
Net profit/(loss)	3,143,829	(381,364)	(56,555)	246,111	(118)	2,951,903
Balance sheet						
Investment in an associate	—	—	50,181	331,237	—	381,418
Other investments	74,531,068	5,028,194	5,907,716	591,393	(6,047,387)	80,010,984
Other assets	24,557,956	3,132,044	658,565	317,389	(344,449)	28,321,505
Gross assets	99,089,024	8,160,238	6,616,462	1,240,019	(6,391,836)	108,713,907
Policyholders' and other reserves	84,980,381	5,042,637	—	—	—	90,023,018
Other liabilities	11,441,257	1,764,689	43,386	417,054	(347,350)	13,319,036
Gross liabilities	96,421,638	6,807,326	43,386	417,054	(347,350)	103,342,054
Minority interests	42,285	—	—	—	59,214	101,499
Segment net assets	2,625,101	1,352,912	6,573,076	822,965	(6,103,700)	5,270,354
Depreciation, and amortization of land use rights	363,759	90,469	31,504	10,002	—	495,734
Impairment losses recognized	35,120	—	—	17,768	—	52,888
Capital expenditure	456,769	199,167	60,241	347,282	(352,474)	710,985
Total other non-cash expenses charged to consolidated results	23,592	97,103	—	—	(2,309)	118,386

8. OTHER SIGNIFICANT MATTER

On September 29, 2003, Ping An Trust entered into a sale and purchase agreement to acquire Bank of China's 50% equity interest in Fujian Asia Bank Limited (the "Bank"). On December 23, 2003, the China Banking Regulatory Commission (the "CBRC") approved the above sale and purchase of the equity interest in the Bank and the change of the Bank's name into Ping An Bank Limited. The CBRC also approved that Ping An Trust make an additional capital contribution of US$23 million to the Bank. As at December 31, 2003, Ping An Trust had paid US$23 million as additional capital injection and US$5,431,000 as part of the consideration in respect of the transfer of equity interest. The related business registration was completed in February 2004. Upon completion of the acquisition, the Bank has become a 73%

8. OTHER SIGNIFICANT MATTER (Continued)

owned subsidiary of Ping An Trust and the Bank's financial statements are consolidated into the Group's consolidated financial statements thereafter.

Extracts from the Bank's IFRS-adjusted management accounts for the three years ended December 31, 2003 are set out below.

Balance Sheets

	December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
ASSETS			
Cash on hand	738	719	502
Due from the central bank	2,446	2,965	6,900
Due from other banks	5,981	3,718	199,399
Placements with banks	257,673	256,276	252,607
Loans and advances to customers, net	8,874	5,666	3,303
Other assets	4,130	1,452	1,164
Total assets	279,842	270,796	463,875
LIABILITIES AND INVESTORS' EQUITY			
Advances	—	—	190,440
Other liabilities	11,678	1,894	2,956
Total liabilities	11,678	1,894	193,396
Investors' equity:			
Paid-in capital	188,816	188,816	188,816
Reserves	79,348	80,086	81,663
Total investors' equity	268,164	268,902	270,479
Total liabilities and investors' equity	279,842	270,796	463,875

Income Statements

	Year ended December 31,		
	2001	2002	2003
	RMB'000	RMB'000	RMB'000
Turnover	11,899	5,010	3,344
Net profit for the year	7,661	716	1,603

9. SUBSEQUENT EVENTS

On February 5, 2004, the Company's board of directors approved a scheme of share appreciation rights for the senior executives and certain key employees of the Group. No shares will be issued under this scheme. The rights will be granted in units with each unit representing one H share of the Company after its initial public offering in Hong Kong. The rights to the units will be issued in the next five years and can be exercised since the fourth anniversary of the grant. Upon exercise of the said rights, the participants will receive a cash

9. SUBSEQUENT EVENTS (Continued)

payment, subject to the restrictions that the annual amount of aggregate benefit to all participants shall not exceed a percentage of the estimated net profits in the year in which the rights are exercised, which is equal to the product of the number of units exercised and the difference between the exercise price and market price of the H Shares at the time of exercise.

10. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Group and the Company in respect of any period subsequent to December 31, 2003.

Yours faithfully,

Ernst & Young
Certified Public Accountants
Hong Kong

Our forecast profit after tax and minority interests but before extraordinary items for the year ending December 31, 2004 is set forth in the section headed "Financial Information — Profit Forecast".

A. BASES AND ASSUMPTIONS

We have adopted the following principal bases and assumptions, which we believe are reasonable for the applicable period, in the preparation of the prospective financial information:

- there will be no material change in existing political, legal, fiscal, market or economic conditions in the PRC, Hong Kong, or any other country or territory in which we currently operate or which are otherwise material to our revenues;
- there will be no changes in legislation, regulations or rules in the PRC, Hong Kong or any other country or territory in which we operate or with which we have arrangements or agreements, which materially adversely affect our business;
- there will be no material change in the bases or rates of taxation in the countries or territories in which we operate, except as otherwise disclosed in this prospectus; and
- there will be no material changes in interest rates or foreign currency exchange rates from those currently prevailing.

B. LETTERS

Set out below are texts of letters received by our Directors from Ernst & Young and from the Sponsor and Co-Sponsors in connection with the profit forecast of the Group for the year ending December 31, 2004.


ERNST & YOUNG
安永會計師事務所

15th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

June 14, 2004

The Directors
Ping An Insurance (Group) Company of China, Ltd.
BOCI Asia Limited
Goldman Sachs (Asia) L.L.C.
The Hongkong and Shanghai Banking Corporation Limited
Morgan Stanley Dean Witter Asia Limited
(for themselves and on behalf of the several Hong Kong Underwriters named in the Prospectus)

Dear Sirs,

We have reviewed the accounting policies and calculations adopted in arriving at the forecast of the consolidated profit after tax and minority interests but before extraordinary items of Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ending December 31, 2004 (the "Forecast"), for which you as directors of the Company are solely responsible, as set out in the section headed "Profit forecast" in the prospectus of the Company dated June 14, 2004 (the "Prospectus"). The Forecast has been prepared by the directors of the Company based on the unaudited management accounts of the Group for the three months ended March 31, 2004 and a forecast of the consolidated results of the Group for the remaining nine months of the year ending December 31, 2004.

In our opinion, so far as the accounting policies and calculations are concerned, the Forecast has been properly compiled in accordance with the bases and assumptions made by the directors of the Company as set out in Part A of Appendix II to the Prospectus, and is presented on a basis consistent in all material respects with the accounting policies presently adopted by the Group as set out in our Accountants' Report dated June 14, 2004, the text of which is set out in Appendix I to the Prospectus.

Yours faithfully,

Ernst & Young
Certified Public Accountants
Hong Kong

BOCI Asia Limited
35/F, Bank of China Tower
1 Garden Road
Hong Kong

Goldman Sachs (Asia) L.L.C.
88/F, Cheung Kong Center
2 Queen's Road Central
Hong Kong

The Hongkong and Shanghai Banking Corporation Limited
Level 15
1 Queen's Road Central
Hong Kong

Morgan Stanley Dean Witter Asia Limited
30/F, Three Exchange Square,
8 Connaught Road
Central
Hong Kong

June 14, 2004

The Directors
Ping An Insurance (Group) Company of China, Ltd.

Dear Sirs,

We refer to the forecast of the consolidated profit after tax and minority interests but before extraordinary items of Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries for the year ending December 31, 2004 (the "Forecast") as set out in the prospectus issued by the Company dated June 14, 2004 (the "Prospectus").

We have discussed with you the bases and assumptions made by the directors of the Company as set out in Appendix II to the Prospectus upon which the Forecast has been made. We have also considered the letter dated June 14, 2004 addressed to yourselves and ourselves from Ernst & Young regarding the accounting policies and calculations upon which the Forecast has been made.

On the basis of the information comprising the Forecast and on the basis of the accounting policies and calculations adopted by you and reviewed by Ernst & Young, we are of the opinion that the Forecast, for which you as directors of the Company are solely responsible, has been made after due and careful enquiry.

Yours faithfully,

For and on behalf of
BOCI Asia Limited
Shan Li
Director

For and on behalf of
Goldman Sachs (Asia) L.L.C.
Hoi Tung
Executive Director

For and on behalf of
The Hongkong and Shanghai Banking Corporation Limited
Guocang Huan
Head of Investment Banking, Asia Pacific

For and on behalf of
Morgan Stanley Dean Witter Asia Limited
Matthew Ginsburg
Managing Director

The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this prospectus received from Sallmanns (Far East) Limited, an independent valuer, in connection with its valuation as at 31 March 2004 of the property interests of the Group. A copy of the full valuation report will be made available for public inspection.



Sallmanns



Corporate valuation and consultancy
www.sallmanns.com

22/F Siu On Centre
188 Lockhart Road
Wan Chai
Hong Kong
Tel: (852) 2169 6000
Fax: (852) 2528 5079

14 June 2004

The Directors
Ping An Insurance (Group) Company of China, Ltd.
Ping An Building
Ba Gua No.3 Road
Shenzhen
The People's Republic of China

Dear Sirs,

In accordance with your instructions to value the properties in which Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries (hereinafter together referred to as the "Group") have interests in the People's Republic of China (the "PRC") and Hong Kong, we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of the relevant properties as at 31 March 2004.

In valuing the property interests which are held by the Group in the PRC, we have categorized the property interests into 21 sub-groups according to their locations. The property interests of each sub-group are located in a province, an autonomous region or a directly administered municipality.

Wherever possible, our valuations of the property interests are our opinion of the open market value which we would define as intended to mean "the best price at which an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of the valuation assuming:-

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion".

Our valuations have been made on the assumption that the owner sells the property interests on the open market in their existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests.

Where, due to a lack of evidence of comparable transactions, we are unable to attribute open market value, our valuation is our opinion of the properties' fair market value. Fair market value is defined as the estimated amount at which the subject assets in their continued use might be expected to be purchased and sold between a willing buyer and a willing seller, neither being under compulsion, each having a reasonable knowledge of all relevant facts, with equity to both, for continuation of the current operation as part of an on-going business.

Where, due to the nature of the buildings and structures constructed on the property interests, there are no market sales comparables, the properties have been valued on the basis of their depreciated replacement cost. Depreciated replacement cost is defined as "the aggregate amount of the value of the land for the existing use or a notional replacement site in the same locality, and the gross replacement cost of the buildings and other site works, from which appropriate deductions may then be made to allow for the age, condition, economic or functional obsolescence and environmental factors etc; all of these might result in the existing property being worth less to the undertaking in occupation than would a new replacement." This opinion of value does not necessarily represent the amount that might be realized from the disposal of the subject assets in the open market, and this basis has been used due to the lack of an established market upon which to base comparable transactions. However, this approach generally furnishes the most reliable indication of value for a property without a known used market.

For the property interests which are currently under construction, we have valued these on the basis of their prevailing construction cost level and status of construction as at the date of valuation. We have assumed that all consents, approvals and licenses from the relevant Government authorities for their development have been granted without any onerous conditions or undue delay, which might affect their values.

We are of the opinion that the property interests in Groups III and VI, which are rented by the Group, have no commercial value due mainly to the short term nature or the prohibition against assignment or sub-letting or otherwise due to the lack of substantial profit rents.

According to an opinion given by the Company's PRC legal adviser, Commerce & Finance Law Offices, title certificates with respect to 441 properties held by subsidiaries of the Group are currently registered under the name of the Company. There is no legal impediment for the Company to transfer the titles of the 441 properties to its respective subsidiaries, and no additional government approval is required.

The Group has obtained the respective granted land use rights certificates of approximately 317 parcels of land with an aggregate area of approximately 265,162 sq.m. and

allocated land use rights certificates of approximately 8 parcels of land with an aggregate area of approximately 4,034 sq.m.

The Group owns 612 buildings and structures with an aggregate gross floor area of approximately 682,565 sq.m. One building, which is currently under construction is scheduled to have an aggregate gross floor area of approximately 78,500 sq.m. upon completion. There are 9 property interests with an aggregate gross floor area of approximately 8,729 sq.m. which are leased to connected parties and 803 property interests with an aggregate gross floor area of approximately 248,050 sq.m. which are leased to independent third parties.

The Group also leases 51 property interests with an aggregate gross floor area of approximately 22,632 sq.m. from connected parties, and 2,869 property interests with an aggregate gross floor area of approximately 1,744,170 sq.m. from independent third parties.

In valuing the property interests, we have complied with all the requirements contained in Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited except for those for which a waiver has been applied in respect of Rule 5.06(1) and paragraph 5(2)(a) of Practice Note 12 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

We have been shown copies of various title documents and official site plans relating to the property interests that are owned by the Group. However, we have not searched the original documents to verify any amendments which may not appear on the copies handed to us. Due to the nature of the land registration system in the PRC, we are unable to search the original documents to verify the existing title of the property interests or any material encumbrances that might be attached to the property interests.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the relevant property interests but have assumed that the site areas shown on the documents and official site plans handed to us are correct. Based on our experience of valuation of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurements have been taken.

We have inspected the exterior and, where possible, the interior of the property interests included in the attached valuation certificate, in respect of which we have been provided with such information, as we have required for the purpose of our valuation. However, no structural survey has been made, but in the course of our inspection we did not note any apparent serious defects. We are not, however, able to report that the properties are free from rot, infestation or any other structural defects. No tests were carried out to any of the services.

No allowance has been made in our report for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their value.

We have relied to a considerable extent on the information provided to us and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, occupation, letting, rentals, site and floor areas and all other relevant matters.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Group. We have also sought from the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary amounts stated are in Renminbi (RMB).

Our valuations are summarized below and the valuation certificate is attached.

Yours faithfully,
for and on behalf of
Sallmanns (Far East) Limited

Paul L. Brown
BSc. FRICS FHKIS
Director

Note: Paul L. Brown is a Chartered Surveyor who has 21 years of experience in the valuation of properties in the PRC and 24 years of property valuation experience in Hong Kong, the United Kingdom and the Asia-Pacific region.

Group I — Property interests owned by the Group in the PRC

	Property	Fair/Open market value in existing state as at 31 March 2004
		RMB
1.	Land, 1 office building and 3 units located in Anhui Province The PRC	26,500,000
2.	Land, 1 office building and 8 units located in Beijing The PRC	799,486,000
3.	Land, 1 office building, 5 units and various structures located in Fujian Province The PRC	718,000
4.	Land, various buildings and units located in Guangdong Province The PRC	771,077,000
5.	4 units located in Guangxi Zhuang Autonomous Region The PRC	3,509,000
6.	4 units located in Hainan Province The PRC	No commercial value
7.	1 office unit located in Henan Province The PRC	No commercial value
8.	8 units located in Heilongjiang Province The PRC	63,078,000
9.	Land, 1 office building and 5 units located in Hubei Province The PRC	27,231,000
10.	7 units located in Hunan Province The PRC	1,802,000
11.	Land, 2 office buildings, 1 office unit and 3 structures located in Jilin Province The PRC	23,486,000
12.	Land, 5 units and a structure located in Jiangsu Province The PRC	24,236,000

	Property	Fair/Open market value in existing state as at 31 March 2004
		RMB
13.	6 units located in Jiangxi Province The PRC	5,485,000
14.	Land, 1 office building and 26 office and residential units located in Liaoning Province The PRC	349,745,000
15.	4 units located in Shandong Province The PRC	No commercial value
16.	1 office unit located in Shannxi Province The PRC	No Commercial Value
17.	Land, 1 office building and 28 units located in Shanghai The PRC	1,146,438,000
18.	Land, 2 office buildings and 3 residential units located in Tianjin The PRC	287,815,000
19.	2 units located in Yunnan Province The PRC	No Commercial Value
20.	Land and 5 units located in Zhejiang Province The PRC	28,375,000
21.	Land and 5 units located in Chongqing The PRC	352,000
	Sub-Total:	3,559,333,000

Group II — Property interests owned by the Group in Hong Kong

	Property	Open Market Value in existing state as at 31 March 2004
		RMB
22.	6 units located in Hong Kong	9,726,000
	Sub-Total:	9,726,000

Group III — Property interests rented by the Group in the PRC

	Property	Open Market Value in existing state as at 31 March 2004
		RMB
23.	147 leased properties located in Anhui Province The PRC	No Commercial Value
24.	45 leased properties located in Beijing The PRC	No Commercial Value
25.	202 leased properties located in Fujian Province The PRC	No Commercial Value
26.	15 leased properties located in Gansu Province The PRC	No Commercial Value
27.	288 leased properties located in Guangdong Province The PRC	No Commercial Value
28.	23 leased properties located in Guangxi Zhuang Autonomous Region The PRC	No Commercial Value
29.	16 leased properties located in Guizhou Province The PRC	No Commercial Value
30.	16 leased properties located in Hainan Province The PRC	No Commercial Value
31.	156 leased properties located in Hebei Province The PRC	No Commercial Value
32.	44 leased properties located in Henan Province The PRC	No Commercial Value
33.	76 leased properties located in Heilongjiang Province The PRC	No Commercial Value
34.	122 leased properties located in Hubei Province The PRC	No Commercial Value
35.	97 leased properties located in Hunan Province The PRC	No Commercial Value

	Property	Open Market Value in existing state as at 31 March 2004
		RMB
36.	80 leased properties located in Jilin Province The PRC	No Commercial Value
37.	156 leased properties located in Jiangsu Province The PRC	No Commercial Value
38.	30 leased properties located in Jiangxi Province The PRC	No Commercial Value
39.	261 leased properties located in Liaoning Province The PRC	No Commercial Value
40.	13 leased properties located in Inner Mongolia Autonomous Region The PRC	No Commercial Value
41.	22 leased properties located in Ningxia Hui Autonomous Region The PRC	No Commercial Value
42.	7 leased properties located in Qinghai Province The PRC	No Commercial Value
43.	287 leased properties located in Shandong Province The PRC	No Commercial Value
44.	11 leased properties located in Shanxi Province The PRC	No Commercial Value
45.	54 leased properties located in Shannxi Province The PRC	No Commercial Value
46.	83 leased properties located in Shanghai The PRC	No Commercial Value
47.	136 leased properties located in Sichuan Province The PRC	No Commercial Value
48.	130 leased properties located in Tianjin The PRC	No Commercial Value

	Property	Open Market Value in existing state as at 31 March 2004
		RMB
49.	78 leased properties located in Xinjiang Uygur Autonomous Region The PRC	No Commercial Value
50.	45 leased properties located in Yunnan Province The PRC	No Commercial Value
51.	196 leased properties located in Zhejiang Province The PRC	No Commercial Value
52.	83 leased properties located in Chongqing The PRC	No Commercial Value
	Sub-Total:	Nil

Group IV — Property interests rented by the Group in Hong Kong

	Property	Open Market Value in existing state as at 31 March 2004
		RMB
53.	1 leased property located in Dah Sing Financial Centre 108 Gloucester Road Wanchai, Hong Kong	No Commercial Value
	Sub-Total:	Nil
	Grand-Total:	3,569,059,000

VALUATION CERTIFICATE

Group I — Property interests owned by the Group in the PRC

Property	Description and tenure	Particulars of occupancy residential	Fair/Open market value in existing state as at 31 March 2004
			RMB
1. Land, 1 office building and 3 units located in Anhui Province The PRC	The properties comprise 1 office building and 1 office unit and 2 residential units with a combined total gross floor area of approximately 7,546 sq.m., completed in 1996. The office building is located on a parcel of land with an area of approximately 1,671 sq.m.	The properties are currently occupied by the Group for business and residential purposes.	26,500,000

Notes:

1. According to a State-owned Land Use Rights Certificate, the land use rights of a parcel of land with an area of approximately 1,671 sq.m. have been granted to the Group and/or the Predecessor Company for a term of 50 years commencing from 1999 for commercial use. According to an opinion given by the Company's PRC adviser, the land use rights are legally held by the Group.

2. According to 2 Building Ownership Certificates-Hefeishi Fang Quan Zheng Zi Di No. 059809, and Fang Di Quan He Zi Di No. 024087, 1 office building and 1 office unit with a total gross floor area of approximately 7,066.73 sq.m. are held by the Group and/or the Predecessor Company.

3. According to an opinion given by the Company's PRC legal adviser, the above 2 properties with a total gross floor area of approximately 7,066.73 sq.m. are legally owned by the Group and can be sublet, transferred or mortgaged freely by the Group.

4. For the 2 residential units with a total gross floor area of approximately 479.52 sq.m., according to an opinion given by the Company's PRC legal adviser, relevant title certificates have not been obtained and the Group cannot freely sublet, transfer or mortgage them. As such, we have attributed no commercial value to such buildings.

5. For reference purpose, we are of the opinion that the fair/open market value of the 2 properties to which we have attributed no commercial value, would be in the amount of 439,000 RMB, providing that relevant title certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
2. Land, 1 office building and 8 units located in Beijing The PRC	The properties comprise 1 office building, 2 office units and 6 residential units with a combined total gross floor area of approximately 59,408.47 sq.m., completed in various stages from 1991 to 1999. The office building of the property was completed in 1999 and is located on 2 parcels of land with a total area of approximately 5,997.95 sq.m. for commercial use.	The properties are currently occupied by the Group for business purposes, except for 61 units of the properties with a total gross floor area of approximately 54,443 sq.m. which are leased to independent third parties.	799,486,000

Notes:

1. According to 2 State-owned Land Use Rights Certificates issued by the local Land Administrative Bureau, the land use rights of 2 parcels of land with a site area of approximately 5,997.95 sq.m. of the property have been granted to the Group and/or the Predecessor Company both for terms of 50 years commencing from 2003 for commercial uses.

2. According to 7 Building Ownership Certificates-Jing Fang Quan Zheng Shi Xi Gu Zi Di Nos. 10028 & 10029, Jing Fang Quan Zhieng Shi Xi Gong Ao Tai Zi Di No. 10142 and Jing Fang Quan Zheng Chao Qi Zi Di Nos. 00039-00042, 1 office building, 2 office units and 5 residential units with a total gross floor area of approximately 59,329.77 sq.m. are legally owned by the Group and/or the Predecessor Company. According to an opinion given by the Company's PRC legal adviser, they are legally owned by the Group, and the Group can freely sublet, transfer or mortgage these properties.

3. According to an opinion given by the Company's PRC legal adviser, due to the lack of valid title certificate, the Group cannot freely transfer, sublet or mortgage a unit with a gross floor area of approximately 78.7 sq.m. Thus, we have attributed no commercial value to this unit.

4. For reference purpose, we are of the opinion that the open market value of a residential unit to which we have attributed no commercial value, would be in the amount of RMB363,000, providing that the Building Ownership Certificate has been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such property.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
3. Land, 1 office building, 5 units and various structures located in Fujian Province The PRC	The properties comprise 1 office building, 5 office and residential units and various structures with a combined total gross floor area of approximately 41,523.73 sq.m., completed in various stages from 1997 to 2000. The office building is located on a parcel of land with an area of approximately 3,728 sq.m. for commercial use.	The properties are currently occupied by the Group for business and residential purposes, except for a residential unit which was unoccupied as at the date of inspection, an office unit with a gross floor area of approximately 100 sq.m. which is leased to a connected party, and 123 units with a total gross floor area of approximately 31,440 sq.m. which are leased to independent third parties.	718,000

Notes:

1. According to a State-owned Land Use Rights Certificate, the land use rights of a parcel of land with an area of approximately 3,728 sq.m. have been granted to the Group and/or the Predecessor Company for a term of 50 years commencing from 1997 for commercial use. However, according to the opinion given by the Company's PRC legal adviser, the certificate has expired and the Company should apply for a renewal of the certificate.

2. According to 3 Building Ownership Certificates Rong Fang Quan Zheng R Zi Di No. 9800197, Rong Fang Quan Zheng R Zi Di No. 98001432 and Jiao Fang Quan Zheng N Zi Di No. 200102493, 3 residential units with a total gross floor area of approximately 458.73 sq.m. are held by the Group and/or the Predecessor Company.

3. According to an opinion given by the Company's PRC legal adviser, the above 3 units with a total gross floor area of approximately 458.73 sq.m. are legally owned by the Group and can be sublet, transferred or mortgaged freely by the Group.

4. For the rest of the properties with a total gross floor area of approximately 41,065 sq.m, according to an opinion given by the Company's PRC legal adviser, relevant valid title certificates have not been obtained and the Group cannot freely sublet, transfer or mortgage them. As such, we have attributed no commercial value to such buildings.

5. As advised by the Company, the Company is in the process of applying for the Building Ownership Certificates.

6. For reference purpose, we are of the opinion that the fair/open market value of the office building to which we have attributed no commercial value, would be in the amount of RMB169,532,000, providing that all Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
4. Land, various buildings and units located in Guangdong Province The PRC	The properties comprise 458 items of office buildings and other ancillary buildings and units with a combined total gross floor area of approximately 233,194.71 sq.m., completed in various stages from 1988 to 2001 (the "Completed Properties"). The properties also comprise a building which is still under construction as of the date of valuation (the "CIP Property"). The estimated total construction cost is RMB427,230,000, of which RMB92,928,345.83 has been spent as at the valuation date. The total gross floor area of the building will be 78,500 sq.m. upon completion. The CIP Property is located on 284 parcels of land with a total area of approximately 231,032 sq.m. for educational use.	The properties are currently occupied by the Group for business purposes, except for 5 Completed Properties with a total gross floor area of approximately 2,946 sq.m. which are leased to a connected party, and 317 Completed Properties with a total gross floor area of approximately 95,379 sq.m. which are leased to independent third parties.	771,077,000

Notes:

1. Land

    i. According to 284 State-owned Land Use Rights Certificates issued by the local Land Administrative Bureaus, the land use rights pertaining to 283 parcels of land (the "granted land") with a total site area of approximately 231,022 sq.m. of the properties have been granted to the Group and/or the Predecessor Company for lease terms of between 20 to 70 years commencing from various dates between 1988 and 1997 for commercial use and the land use rights of a parcel of land (the "allocated land") with an area of approximately 10 sq.m. were administratively allocated to the Group and/or the Predecessor Company.

    ii. According to an opinion given by the Company's PRC legal adviser, the above granted land with a total site area of approximately 231,022 sq.m. of the properties can be sublet, transferred or mortgaged freely by the Group and the Group cannot sublet, transfer or mortgage the allocated land without going through the land granting procedure and paying the land premium. As such, we have attributed no commercial value to the allocated land with a site area of approximately 10 sq.m.

2. Completed Properties

    i. According to 380 Building Ownership Certificates, 376 buildings and various units with a total gross floor area of approximately 140,907.1 sq.m. are held by the Group and/or the Predecessor Company.

    ii. According to an opinion given by the Company's PRC legal adviser, the above 376 properties with a total gross floor area of approximately 140,907.10 sq.m. can be sublet, transferred or mortgaged freely by the Group.

    iii. For the remaining 82 items of buildings and units with a total gross floor area of approximately 92,287.6 sq.m. according to an opinion given by the Company's PRC legal adviser, relevant title certificates have not been obtained and the Group cannot freely sublet, transfer or mortgage them. As such, we have attributed no commercial value to such properties.

3. CIP Property

    According to a Construction Permit and an opinion given by the Company's PRC legal adviser, the construction of the CIP Property (Ping An University) has been approved by local government authorities. Upon completion of the construction, there is no legal impediment for the Group to obtain the relevant building ownership certificates.

4. For reference purpose, we are of the opinion that the fair/open market value of the land and the completed properties to which we have attributed no commercial value, would be in the amount of RMB357,041,000, providing that all granted Land Use Rights Certificates and Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
5. 4 units located in Guangxi Zhuang Autonomous Region The PRC	The properties comprise 4 residential units with a total gross floor area of approximately 989.68 sq.m., completed in 1995.	The properties are currently occupied by the Group for residential purposes.	3,509,000

Notes:

1. According to 4 Building Ownership Certificates-Gui Fang Zheng Zi Di Nos. 5046019, 5046020, and Hu Fang Quan Zheng Zi Di Nos. 0130108, 01312871, the 4 residential units with a total gross floor area of approximately 989.68 sq.m. are held by the Group and/or the Predecessor Company.
2. According to an opinion given by the Company's PRC legal adviser, the above units with a total gross floor area of approximately 989.68 sq.m. are legally owned by the Group and can be sublet, transferred or mortgaged freely by the Group.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
6. 4 units located in Hainan Province The PRC	The properties comprise 4 office and residential units with a total gross floor area of approximately 1,913 sq.m., completed in 1996.	The properties are currently occupied by the Group for business and residential purposes except for an office unit with a floor area of approximately 1,232.8 sq.m. which is unoccupied, and 2 office units with a total gross floor area of approximately 140 sq.m. which are leased to independent third parties.	No Commercial Value

Notes:

1. We have not been provided with proper Building Ownership Certificates, and therefore the titles of the properties have not been ascertained and thus we have attributed no commercial value to the properties.
2. *According to an opinion given by the Company's PRC legal adviser, the properties with a total gross floor area* of approximately 1,913 sq.m. cannot be sublet, transferred or mortgaged freely by the Group.
3. For reference purpose, we are of the opinion that the fair/open market value of the properties to which we have attributed no commercial value, would be in the amount of RMB705,000, providing that all Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
7. 1 office unit located in Henan Province The PRC	The property comprises 1 office unit with a gross floor area of approximately 1,663.47 sq.m. completed in 1996.	The property is currently occupied by the Group for business purposes.	No Commercial Value

Notes:

1. According to a Building Ownership Certificate-Zheng Fang Quan Zheng Zi Di No. 085513, the office unit with a total gross floor area of approximately 1,663.47 sq.m. is held by the Predecessor Company.
2. According to an opinion given by the Company's PRC legal adviser, the land pertaining to the above unit with a total gross floor area of approximately 1,663.47 sq.m. is obtained by way of administrative allocation and the Group has the legal right to occupy it but it can not be sublet, transferred or mortgaged freely by the Group. Thus, we have attributed no commercial value to this unit.
3. For reference purpose, we are of the opinion that the fair/open market value of the property to which we have attributed no commercial value, would be in the amount of RMB6,971,000, providing that the Building Ownership Certificate has been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such property.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
8. 8 units located in Heilongjiang Province The PRC	The properties comprise 8 office and residential units with a total gross floor area of approximately 12,627.59 sq.m., completed from 1995 to 1996.	The properties are currently occupied by the Group for business and residential purposes.	63,078,000

Notes:

1. According to 7 Building Ownership Certificates-Ha Fang Quan Kai Guo ZiDi Nos. 00009864, 00050548, 00025313, 000037897, 000055032, 000037899 and 000037898, 7 office and residential units with a total gross floor area of approximately 12,572.89 sq.m. are held by the Group and/or the Predecessor Company.
2. According to an opinion given by the Company's PRC legal adviser, the above 7 properties with a total gross floor area of approximately 12,572.89 sq.m. are legally owned by the Group and can be sublet, transferred or mortgaged freely by the Group.
3. According to an opinion given by the Company's PRC legal adviser, the Group cannot freely transfer, sublet or mortgage a unit with a gross floor area of approximately 54.70 sq.m. due to the lack of proper land use rights certificate. We have therefore attributed no commercial value to this unit.
4. For reference purposes, we are of the opinion that the open market value of the unit to which we have not attributed commercial value, would be in the amount of RMB119,000, providing that the title certificate has been obtained by the Group.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
9. Land, 1 office building and 5 units located in Hubei Province The PRC	The properties comprise 1 office building and 5 office and residential units with a combined total gross floor area of approximately 55,624.01 sq.m., completed in various stages from 1993 to 1998. The office building of the property was completed in 1999 with a total gross floor area of 48,848 sq.m. and is located on a parcel of land with an area of approximately 227 sq.m. for commercial use.	The properties are currently occupied by the Group for business and residential purposes, except for 2 office units with a total gross floor area of approximately 424.67 sq.m. which are leased to independent third parties.	27,231,000

Notes:

1. According to a State-owned Land Use Rights Certificate, the land use rights of a parcel of land with an area of approximately 227 sq.m. have been granted to the Group and/or the Predecessor Company for a term of 50 years commencing from 1992 for commercial use.
2. According to 3 Building Ownership Certificates-Wu Fang Quan Zheng An Zi Di Nos. 9901428 and 200240138 and Wu Fang Fang Zi Zi Di No.002-00804, 2 office units and a residential unit with a total gross floor area of approximately 4,507.41 sq.m. are held by the Group and/or the Predecessor Company.
3. According to an opinion given by the Company's PRC legal adviser, the above 3 units with a total gross floor area of approximately 4,507.41 sq.m. can be sublet, transferred or mortgaged freely by the Group.
4. According to an opinion given by the Company's PRC legal adviser, the Group is entitled to occupy the office building, an office unit and a residential unit with a total gross floor area of approximately 51,116.60 sq.m, but cannot freely sublet, transfer or mortgage them due to the unavailability of relevant title certificates. As such, we have attributed no commercial value to such buildings.
5. For reference purpose, we are of the opinion that the open market value of the office building, residential and office units to which we have attributed no commercial value, would be in the amount of RMB304,694,000, providing that all Building Ownership Certificates have been obtained by the Group.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
10. 7 units located in Hunan Province The PRC	The properties comprise 7 units with a total gross floor area of approximately 13,745.43 sq.m., completed in various stages from 1995 to 2002.	The properties are currently occupied by the Group for business and residential purposes.	1,802,000

Notes:

1. According to 6 Building Ownership Certificates, Chang Fang Quan Zheng Tian Xin Zi Di No. 00099914, Chang Fang Quan Yong Jiao Zi Zi Di No. 050213, Chang Fang Quan Zheng Yu Hua Zi Di No. 00227066, Chang Fang Quan Bei Zi Zi Di No. 009582, Huai Shi Fang Zhong Zi Di No. 47052 and Huai Fang Quan Zhong Zi Di No. 00021864, 7 units with a total gross floor area of approximately 13,745.43 sq.m. are occupied by the Group and/or the Predecessor Company.

2. According to an opinion given by the Company's PRC legal adviser, the Group can freely sublet, transfer or mortgage 3 of the properties with a total gross floor area of approximately 1,157.14 sq.m.

   The Group is entitled to occupy the rest of the 4 units with a total gross floor area of approximately 12,588.29 sq.m. but due to the lack of valid land use rights certificates the Group cannot freely sublet, transfer or mortgage these 4 units. Thus, we have attributed no commercial value to these 4 units.

3. For reference purpose, we are of the opinion that the fair/open market value of the above properties to which we have attributed no commercial value, would be in the amount of RMB33,135,000, providing that all Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
11. Land, 2 office buildings, 1 office unit and 3 structures located in Jilin Province The PRC	The properties comprise 2 office buildings, 1 office unit and structures with a combined total gross floor area of approximately 10,125.84 sq.m. completed in various stages from 1992 to 1999. One of the office buildings is located on a parcel of land with an area of approximately 3,199 sq.m. for commercial use.	The properties are currently occupied by the Group for business purposes.	23,486,000

Notes:

1. According to a State-owned Land Use Rights Certificate, the land use rights of a parcel of land with an area of approximately 3,199 sq.m. have been granted to the Group and/or the Predecessor Company for a term of 50 years commencing from 2001 for commercial use.

2. According to 2 Building Ownership Certificates-Chang Fang Quan Zi Nos. 1524872 & 1524873, 1 office building and 1 office unit with a total gross floor area of approximately 6,194.55 sq.m. are held by the Predecessor Company.

3. According to an opinion given by the Company's PRC legal adviser, the above 2 properties with a total gross floor area of approximately 6,194.55 sq.m. are legally owned by the Group and can be sublet, transferred or mortgaged freely by the Group.

4. According to an opinion given by the Company's PRC legal adviser, the rest of the properties with a total gross floor area of approximately 3,931.29 sq.m. cannot be freely sublet, transferred or mortgaged by the Group due to the lack of valid title certificates. As such, we have attributed no commercial value to such properties.

5. For reference purpose, we are of the opinion that the fair/open market value of the property to which we have attributed no commercial value, would be in the amount of RMB15,171,000, providing that all Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such property.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
12. Land, 5 units and a structure located in Jiangsu Province The PRC	The properties comprise 5 units and a structure with a total gross floor area of approximately 6,408.22 sq.m., completed in various stages from 1995 to 1999. The properties include 4 office units and 1 residential unit. The properties also comprise 3 parcels of land with a total site area of approximately 303 sq.m.	The properties are currently occupied by the Group for business and residential purposes.	24,236,000

Notes:

1. According to 3 State-owned Land Use Rights Certificates, the land use rights of 3 parcels of land with an area of approximately 303 sq.m. have been granted to the Group and/or the Predecessor Company for terms of 50 years from 1999.

2. According to 3 Building Ownership Certificates-Ning Fang Quan Zheng Bai Chu Zi Di Nos. 003364, 001637 and 004247, 3 office units with a total gross floor area of approximately 3,370.63 sq.m. are held by the Group and/or the Predecessor Company.

3. According to an opinion given by the Company's PRC legal adviser, the above 3 properties with a total gross floor area of approximately 3,370.63 sq.m. are legally owned by the Group and can be sublet, transferred or mortgaged freely by the Group.

4. According to an opinion given by the Company's PRC legal adviser, due to the lack of valid title certificates, the Group cannot freely sublet, transfer or mortgage the remaining 2 units with a total gross floor area of approximately 3,037.59 sq.m. As such, we have attributed no commercial value to such buildings.

5. For reference purpose, we are of the opinion that the fair/open market value of the properties to which we have attributed no commercial value, would be in the amount of RMB25,007,000, providing that all Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
13. 6 units located in Jiangxi Province The PRC	The properties comprise 6 office and residential units with a total gross floor area of approximately 3,074 sq.m., completed in various stages from 1993 to 1994.	The properties are currently occupied by the Group for business and residential purposes.	5,485,000

Notes:

1. According to 3 Building Ownership Certificates-Hang Fang Quan Zheng Dong Zi Di Nos. 306755, 306756 and 306757, 3 units with a total gross floor area of approximately 2,664 sq.m. are held by the Group and/or the Predecessor Company.
2. According to an opinion given by the Company's PRC legal adviser, 3 units with a total gross floor area of approximately 2,664 sq.m. are legally owned by the Group and can be sublet, transferred or mortgaged freely by the Group.
3. According to an opinion given by the Company's PRC legal adviser, due to the lack of valid title certificates, the Group cannot freely sublet, transfer or mortgage the remaining 3 office and residential units with a total gross floor area of approximately 410.3 sq.m. As such, we have attributed no commercial value to such buildings.
4. For reference purpose, we are of the opinion that the fair/open market value of the properties to which we have attributed no commercial value, would be in the amount of RMB345,000, providing that all Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
14. Land, 1 office building and 26 office and residential units located in Liaoning Province The PRC	The properties comprise 1 office building and 26 office and residential units with a combined total gross floor area of approximately 72,704.27 sq.m., mainly completed in various stages from 1992 to 1999. The properties also comprise 2 parcels of land with a total site area of approximately 3,428 sq.m.	The properties are currently occupied by the Group for business purposes, except for 2 units with a gross floor area of approximately 4,054 sq.m. which are leased to connected parties, and 149 office units with a total gross floor area of approximately 42,211 sq.m. which are leased to independent third parties.	349,745,000

Notes:

1. According to 2 State-owned Land Use Rights Certificates, the land use rights of 2 parcels of land with an area of approximately 3,428 sq.m. have been granted to the Group and/or the Predecessor Company for terms of 50 years both commencing from 2002 for commercial use.

2. According to 9 Building Ownership Certificates — Da Fang Quan Zheng Zhong Dan Zi Di No. 2002200123, Da Fang Zhi Zhong Zi Di No. 04790, Da Fang Quan Zheng Zhong Dan Zi Di Nos. 2003200548, 2003200549 and 2003200550, Shen Fang Quan Zheng Shen He Zi Di No. 032339, Shen Wu Fang Zi Di No. 0062, Ben Fang Quan Zheng Ping Shan Qu Zi Di No. 24074 and Fa Fang Quan Zheng Yan Zi Di No. 0014357, 1 office building and 8 office and residential units with a total gross floor area of approximately 49,831.50 sq.m. are held by the Group and/or the Predecessor Company.

3. According to an opinion given by the Company's PRC legal adviser, the above 9 properties with a total gross floor area of approximately 49,831.50 sq.m. are legally owned by the Group and can be sublet, transferred or mortgaged freely by the Group.

4. According to an opinion given by the Company's PRC legal adviser, the Group cannot freely sublet, transfer or mortgage the remaining 18 office and residential units with a total gross floor area of approximately 22,872.77 sq.m. due to the lack of valid title certificates. As such, we have attributed no commercial value to such buildings.

5. For reference purpose, we are of the opinion that the fair/open market value of the land and the properties to which we have attributed no commercial value, would be in the amount of RMB72,706,000, providing that all Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at 31 March 2004
			RMB
15. 4 units located in Shandong Province The PRC	The properties comprise 4 office and residential units with a total gross floor area of approximately 30,431.96 sq.m., completed in various stages from 1993 to 1994.	The properties are currently occupied by the Group for business and residential purposes.	No Commercial Value

Notes:

1. We have not been provided with any valid title certificates for the properties. According to an opinion given by the Company's PRC legal adviser, 4 units with a total gross floor area of approximately 30,431.96 sq.m. cannot be freely sublet, transferred or mortgaged by the Group. We have therefore attributed no commercial value to these units.
2. For reference purpose, we are of the opinion that the fair/open market value of the properties to which we have attributed no commercial value, would be in the amount of RMB36,630,000, providing that all Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
16. 1 office unit located in Shannxi Province The PRC	The property comprises 1 office unit with a gross floor area of approximately 1,073.60 sq.m., completed in 1996.	The property is currently occupied by the Group for business purposes.	No Commercial Value

Notes:

1. We have not been provided with the valid Building Ownership Certificate for the property. According to an opinion given by the Company's PRC legal adviser, the above building with a total gross floor area of approximately 1,073.60 sq.m. can not be freely sublet, transferred or mortgaged by the Group.

2. For reference purposes, we are of the opinion that the open market value of the property to which we have attributed no commercial value, would be in the amount of RMB4,358,000, providing that the title certificates have been obtained by the Group and the Group can freely sublet, transfer or mortgage the property.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
17. Land, 1 office building and 28 units located in Shanghai The PRC	The properties comprise 1 office building and 28 office and residential units with a combined total gross floor area of approximately 81,452.17 sq.m., completed in various stages from 1993 to 1999. The office building was completed in October 1994 and is located on a parcel of land with an area of approximately 14,417 sq.m. for composite commercial/office use.	The properties are currently occupied by the Group for business purposes, except for an office unit with a total gross floor area of approximately 1,629.87 sq.m. which is leased to a connected party, and 147 office units with a total gross floor area of approximately 23,905.53 sq.m. which are leased to independent third parties.	1,146,438,000

Notes:

1. According to 20 Realty Title Certificates-Hu Fang Di Shi Zi(1999) Di No. 002050, Hu Fang Di Shi Zi(1997) Di No. 000686, Hu Fang Di Chang Zi(1999) Di No. 002540, Hu Fang Di Pu Zi(2001) Di No. 130436, Hu Fang Di Chang Zi(2003) Di No. 009860, Hu Fang Di Shi Zi(2003) Di No. 002199, Hu Fang Di Hong Zi(2001) Di No. 004153, Hu Fang Di Min Zi(1999) Di Nos. 032703, 032704, 032705, 032707, 032708,032709, 032710, 032711, 032713, 032714, 032715 and 032716 and Hu Fang Di Shi Zi (2003) 002046, 1 office building and 19 office and residential units with a total gross floor area of approximately 79,723.15 sq.m. are held by the Group and/or the Predecessor Company and the land use rights pertaining to 1 office building and 19 office and residential units with an area of approximately 15,404 sq.m. have been granted for terms of 50 or 70 years commencing from various dates from 1990 to 2001 to the Group and/or the Predecessor Company.
2. According to an opinion given by the Company's PRC legal adviser, the above 20 properties with a total gross floor area of approximately 79,723.15 sq.m. are legally owned by the Group and can be sublet, transferred or mortgaged freely by the Group.
3. According to an opinion given by the Company's PRC legal adviser, the Group cannot freely sublet, transfer or mortgage the remaining 9 office and residential units with a total gross floor area of approximately 1,729.02 sq.m. due to the lack of valid title certificates. As such, we have attributed no commercial value to such properties.
4. For reference purpose, we are of the opinion that the fair/open market value of the land and the properties to which we have attributed no commercial value, would be in the amount of RMB9,341,000, providing that all Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
18. 2 office buildings and 3 residential units located in Tianjin The PRC	The properties comprise 2 office buildings and 3 residential units with a combined total gross floor area of approximately 35,578 sq.m., completed in various stages from 1995 to 2003.	The properties are currently occupied by the Group for business and residential purposes.	287,815,000

Notes:

1. According to 2 Building Ownership Certificates He Xi Zi Di Jin No. 0038276 and Nan Kai Zi Di No. 0407188 and a Building Asset Transfer Agreement, 2 residential units with a total gross floor area of approximately 139.97 sq.m. are held by the Group and/or the Predecessor Company.
2. According to a Commodity Sale Agreement dated 18th December 2003, the Group has bought 1 of the office buildings at a consideration of RMB219,912,525.
3. According to an opinion given by the Company's PRC legal adviser, the above 3 properties with a total gross floor area of approximately 29,461.64 sq.m. can be sublet, transferred or mortgaged freely by the Group.
4. According to an opinion given by the Company's PRC legal adviser, the Group cannot freely sublet, transfer or mortgage the remaining 1 office building and 1 residential unit with a total gross floor area of approximately 6,116 sq.m. As such, we have attributed no commercial value to such properties.

5. For reference purpose, we are of the opinion that the fair/open market value of the properties to which we have attributed no commercial value, would be in the amount of RMB39,513,000, providing that all Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
19. 2 units located in Yunnan Province The PRC	The properties comprise 2 office units completed in 1995 with a total gross floor area of approximately 4,102.98 sq.m.	The properties are currently occupied by the Group for business purposes.	No Commercial Value

Notes:

1. We have not been provided with the Building Ownership Certificates for the properties. As advised by the Group, the certificates for the properties are under application, and will be issued by the government this year.

2. According to an opinion given by the Company's PRC legal adviser, the properties with a total gross floor area of approximately 4,102.98 sq.m. cannot be sublet, transferred or mortgaged freely by the Group. Thus, we have attributed no commercial value to the properties.

3. For reference purpose, we are of the opinion that the fair/open market value of the properties to which we have attributed no commercial value, would be in the amount of RMB13,130,000, providing that all Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
20. Land and 5 units located in Zhejiang Province The PRC	The properties comprise 5 office and residential units with a total gross floor area of approximately 7,366.22 sq.m., completed in various stages from 1993 to 1998. The properties also comprise 2 parcels of land with a total site area of approximately 166 sq.m.	The properties are currently occupied by the Group for business and residential purposes.	28,375,000

Notes:

1. According to 2 State-owned Land Use Rights Certificates, the land use rights of 2 parcels of land with a total site area of approximately 166 sq.m. have been granted to the Group for terms of 50 years and 70 years commencing from 1996 and 1997 respectively.
2. According to 3 Building Ownership Certificates Hang Fang Chan Zheng Xi Yi Zi Di Jin No. 0061955, Yong Fang Quan Zi Xin Zi Di Nos. J200101417 and 200101416, 2 office units and a residential unit with a total gross floor area of approximately 5,835.88 sq.m. are held by the Group and/or the Predecessor Company.
3. According to an opinion given by the Company's PRC legal adviser, the above 3 properties with a total gross floor area of approximately 5,835.88 sq.m. are legally owned by the Group and can be sublet, transferred or mortgaged freely by the Group.
4. According to an opinion given by the Company's PRC legal adviser, due to the lack of valid title certificates, the Group cannot freely sublet, transfer or mortgage the remaining 2 office units with a total gross floor area of approximately 1,530.34 sq.m. We have therefore attributed no commercial value to these 2 office units.
5. For reference purposes, we are of the opinion that the open market value of the properties to which we have attributed no commercial value, would be in the amount of RMB12,402,000, providing that the title certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage these units.

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
21. Land and 5 units located in Chongqing The PRC	The properties comprise 5 office and residential units with a total gross floor area of approximately 1,665.35 sq.m., completed in various stages from 1990 to 1997. The properties also comprise 1 parcel of land with a site area of approximately 6 sq.m.	The properties are currently occupied by the Group for business and residential purposes.	352,000

Notes:

1. According to a State-owned Land Use Rights Certificate, the land use rights of a parcel of land with an area of approximately 6 sq.m. have been granted to the Group for a term of 50 years commencing from 1996.
2. According to a Building Ownership Certificate Fang 101 Zi Di No. 002952, a residential unit with a total gross floor area of approximately 154.56 sq.m. is held by the Group and/or the Predecessor Company.
3. According to an opinion given by the Company's PRC legal adviser, a residential unit with a total gross floor area of approximately 154.56 sq.m. is legally owned by the Group and can be sublet, transferred or mortgaged freely by the Group.
4. According to an opinion given by the Company's PRC legal adviser, due to the lack of valid title certificates, the Group cannot freely sublet, transfer or mortgage the remaining 1 office unit and 3 residential units with a total gross floor area of approximately 1,510.79 sq.m. As such, we have attributed no commercial value to such buildings.
5. For reference purpose, we are of the opinion that the fair/open market value of the properties to which we have attributed no commercial value, would be in the amount of RMB4,690,000, providing that all Building Ownership Certificates have been obtained by the Group and the Group is entitled to freely sublet, transfer or mortgage such properties.

Group II — Property interests owned by the Group in Hong Kong

Property	Description and tenure	Particulars of occupancy	Fair/Open market value in existing state as at 31 March 2004
			RMB
22. Six units located in Hong Kong	The properties comprise 6 residential units with a total gross floor area of approximately 345.24 sq.m., completed in various stages from 1978 to 1995.	The properties are currently occupied by the Group for residential purposes, except for 2 residential units with a total gross floor area of approximately 107 sq.m. which are leased to independent third parties.	9,726,000

Note:

1. According to the land registry search, 6 residential units with a total gross floor area of approximately 345.24 sq.m. are held by the Group and registered vide Memorial Nos. 5826301, 5544394, 6804305, 6804306, 6804307 and 6804303.

The following is the text of a letter received from Watson Wyatt insurance Consulting Limited prepared for the purpose of incorporation in this prospectus, in connection with the components of economic value of the Company as at 31 December, 2003.


Watson Wyatt
Worldwide

Watson Wyatt
Insurance Consulting Limited
華信惠悅保險
精算顧問有限公司

27/F Sun Hung Kai Centre
30 Harbour Road
Hong Kong

Telephone (852) 2827 8833
Facsimile (852) 2827 8899
Website http://www.watsonwyatt.com

14 June 2004

The Directors
Ping An Insurance (Group) Company of China, Ltd.
Ping An Building
Ba Gua No. 3 Road
Shenzhen
The People's Republic of China

Dear Sirs,

Actuarial Consultants' Report

Watson Wyatt Insurance Consulting Limited ("Watson Wyatt") has been engaged by Ping An Insurance (Group) Company of China, Ltd ("Ping An" or "the Company") to provide actuarial advice and opinions on certain matters relating to Ping An in connection with the proposed listing of the shares of Ping An on The Stock Exchange of Hong Kong Limited.

This prospectus report sets out the scope of the work that we have performed and provides a summary of the results of this work.

Introduction

In estimating the economic value of a life insurance company, it is common to start from an assessment of the embedded value of the company. The embedded value represents

- the shareholders' adjusted net asset value

plus

- the value attributed to shareholders in respect of the future profits projected to arise from the portfolio of life insurance business in-force (the "value of in-force business")

less

- the economic cost of holding capital to meet the required minimum statutory solvency margin (the "cost of holding the required solvency margin") in respect of the in-force life insurance business.

The economic value or appraisal value of the company is then derived by adding the embedded value to an estimate of the value of future sales of new life insurance business, often calculated by applying a capitalisation factor to the value of one year's new business. The value of one year's new business is a measure of the economic value added by a life insurance company during the course of the year as a result of writing new business.

The values have also been shown under alternative assumptions given the uncertainties associated with the future investment environment in the People's Republic of China ("PRC") and other future operational matters in relation to Ping An's portfolio. These uncertainties are more fully described in the section of the Prospectus "Risk Factors". The reader should consider all of the risk factors set out in the Prospectus in assessing and interpreting the results shown below.

Scope of Work

We have been requested to report on the following components of the economic value in respect of the life insurance operations of Ping An, namely Ping An Life Insurance Company of China, Ltd. ("Ping An Life"):

- the value of in-force life insurance business as at 31 December 2003 (the "valuation date");
- the cost of holding the required solvency margin in respect of the in-force life insurance business; and
- the value added by new life insurance business that Ping An Life has written in the 12 months preceding 31 December 2003 (the "value of one year's new business").

The value of in-force business as at 31 December 2003, the cost of holding the required solvency margin in respect of the in-force business and the value of the new business in the 12 months up to 31 December 2003 included in this report are based on figures calculated by Ping An. We have not checked all the programs and parameter files used to produce the results. We have, however, carried out a number of checks to satisfy ourselves as to the overall reasonableness of the results produced including:

- detailed checks on the calculation for sample policies;
- checks on the aggregate results produced for sample policy types; and
- checks on the parameter files for sample policy groups.

We have reviewed the assumptions on which the calculations have been made, taking into account Ping An's recent operating experience, as well as our knowledge of the life insurance industry in the PRC.

Methodology

The value of the in-force business of Ping An Life is derived from the projected stream of future after-tax profits available for distribution to shareholders from the existing business in-force at the valuation date, including any relevant short-term accident and health business. These distributable profits are those which arise after allowance for policy reserves on the required PRC statutory reserving basis.

It should be noted that, on the chosen assumptions, the projected statutory profits arising from Ping An Life's in-force business are negative in some future years. This is because the current reserving bases, as prescribed by the PRC regulatory authorities, for certain classes of non investment-linked business assume a higher level of future investment return than has been considered appropriate in calculating the value of in-force business. In view of this, it is necessary to pay particular attention to the rate at which future profits and losses are discounted, to avoid understating the effect of the losses on the overall value of in-force business.

Accordingly, the discount rate for each future year has been chosen as either:

- the non investment-linked life insurance business fund earning rate, adjusted for tax; or
- the specified risk discount rate.

Which option is taken for any future year depends on which of these rates gives the *lower* value of in-force business as at the beginning of that year. This is equivalent to assuming that additional non investment-linked reserves are established which will eliminate future losses if experience is in line with the chosen assumptions.

The cost of holding the required solvency margin in respect of the in-force business of Ping An Life is calculated as:

- the required solvency margin as at 31 December 2003

less

- the discounted value, using the same discount rate in each future year as applied in the determination of the value of in-force business as at 31 December 2003, of expected investment income on the assets held to meet the solvency margin, together with the discounted value of the expected release of the solvency margin over the outstanding term of the in-force business.

The value of one year's new business of Ping An Life is calculated as the discounted value at point of sale, using the specified risk discount rate, of the stream of after-tax profits distributable to shareholders projected to arise from one year's sales, including any relevant short-term accident and health business. This value is net of the cost of holding the required solvency margin over the outstanding term of the block of business, i.e. the value of one year's new business represents the discounted value of the expected profits from one year's sales, after allowing for the cost of the capital required to support the business.

In providing the value of one year's new business, the Company has not considered the value that can be obtained from:

- offsetting the tax losses on the in-force business against the tax payable on the new business; and
- adding the future years of new business profits to reduce the effect of the existing losses in the value of in-force business.

As mentioned above, the value of future sales of new life insurance business is often obtained by applying a capitalisation factor to the value of one year's new business. This capitalisation factor often reflects an allowance for future growth and the risks associated with

achieving the future sales at the assumed profit margin. Watson Wyatt's scope of work for this opinion did not extend to an assessment of the total value of future sales of Ping An Life.

The method undertaken by the Company to derive its values is based on a deterministic approach to value the cashflows. This method implicitly values the cost of the policyholder options, investment guarantees, asset/liability mismatch risk, credit risk and the economic cost of capital through a discount rate which is loaded for these risks. Recently, alternative approaches, such as "market consistent values", have been developed where these risks are explicitly valued. Ping An has not examined the value which could be obtained using these alternative approaches.

Assumptions

In order to assess the value of in-force business, the cost of holding the required solvency margin and the value of one year's new business, the assumptions were agreed between Watson Wyatt and the Company. The environment in which Ping An operates is dynamic and changing. As a result, in deriving these assumptions Ping An has examined its own recent experience as well as considering the more general PRC market and other life insurance markets' experience. These assumptions have been made on a "going concern" basis, assuming continuation of the economic and legal environment currently prevailing in the PRC. The principal bases and assumptions used in the calculations are described below:

Investment Returns

Future investment returns, net of investment expenses, have been assumed to be 4.5% and 5.5% per annum for non investment-linked and investment-linked business respectively. These returns have been derived by considering current and expected future asset mixes and associated investment returns for a range of major asset classes.

Policyholder Dividends

Policyholder dividends have been derived according to the current product specific formulae provided by the Company, which allow for the payments of 70% of the interest and mortality surplus for the Company's individual life insurance and bancassurance participating business. For the group life participating business, dividends have been based on 70% of the interest surplus only.

Mortality and Morbidity

The mortality and morbidity rates used have been derived having regard to Ping An Life's analysis of its recent experience and overall experience of the PRC life insurance market. The mortality assumptions have been based on the standard industry mortality tables: "China Life Tables" as follows:

- The mortality assumption used for annuity policies after vesting date was 75% of the male and female China Life Table for annuitants.

- The mortality assumption used for other policies was based on the China Life Table for non annuitants as follows:

	Individual			Group	Bancassurance
	Year 1	Year 2	Ultimate	Ultimate	Ultimate
Male	45%	60%	75%	75%	75%
Female	35%	45%	70%	70%	70%

- The accidental death mortality assumption ranged from 50% to 100% of the pricing table.
- The morbidity assumptions used 75% and 90% of the pricing tables for males and females respectively.

Loss Ratios

The loss ratios used to project claims in respect of the short-term business were in the region of 25% and 65% for the accident and health portfolios respectively.

Discontinuances

The Company has based the discontinuance rates on its recent experience. Its internal analysis examines the discontinuance experience by pricing interest rate, as well as by type of product. The discontinuance rates used by the Company are dependent on the pricing interest rate, whether the product is participating or non-participating and whether it is a whole life, endowment, annuity or a dread disease type of product.

The following table summarises the discontinuance assumptions for traditional long-term contracts that have been priced at 2.0% to 2.5% per annum, investment-linked and short-term business:

	Discontinuance rate				
Year	1	2	3	4	5+
Individual life single premium					
Non-participating	12.5%	10.0%	7.5%	5.0%	3.0%
Participating	2.0%	2.0%	2.0%	2.0%	2.0%
Individual life regular premium					
Non-participating	17.0% to 30.0%	10.0% to 20.0%	6.5% to 10.0%	5.0% to 7.5%	5.0% to 7.5%
Participating	15.0% to 25.0%	7.5% to 12.5%	5.0% to 7.5%	5.0% to 5.5%	5.0% to 5.5%
Investment-linked	7.5%	9.0%	10.0%	7.5%	7.5%
Short-term	20.0%	10.0%	10.0%	10.0%	10.0%
Paid-up	Follows the discontinuance rate of single premium policies				
Bancassurance					
Participating	2.5%	2.5%	2.5%	2.5%	2.5%
Group life					
Non-participating	7.5% to 20.0%	7.5% to 20.0%	7.5% to 20.0%	7.5% to 20.0%	7.5% to 20.0%
Participating	5.0% to 7.5%	5.0% to 7.5%	5.0% to 7.5%	5.0% to 7.5%	5.0% to 7.5%
Investment-linked	5.0%	5.0%	5.0%	5.0%	5.0%
Short-term	One year term only				

For policies which were priced at 5.0% per annum and above, the discontinuance assumptions can be summarised as follows:

- Individual life: 2.0% to 5.0% per annum
- Group life: 5.0% to 10.0% per annum

Expenses including Commission, Commission Override and Handling Charges

The assumed levels of commission and commission override paid to agents and agency leaders have been based on the levels currently being paid. For products sold through banks, the Company has allowed for a handling fee, as a percentage of premiums, based on recent historic and expected future experience.

In respect of the other expense assumptions the Company has derived unit expenses based on its recent experience. Its analysis allocated expenses to the various product lines written by Ping An Life and then attributed the expenses between initial, maintenance and investment related costs. Initial expenses have been separated further into commission-related, sales, underwriting and others.

As part of its analysis the Company compared the actual expense levels, excluding investment expenses and including the explicit allowances for commissions and handling fees, with the expense allowances priced into the products for all lines of life insurance business combined. For calendar year 2003 actual expenses equated to around 70% of these allowances.

The unit maintenance expenses were assumed to increase in the future at 2.0% per annum.

New Business Volumes and Business Mix

The volume of new business sold during 2003 was RMB27.9 billion in terms of annualised first year premium.

The mix of the new business measured by annualised first year premium was:

	Percentage
Individual life	
Long-term business	23.7%
Short-term business	4.4%
Group life	
Long-term business	29.7%
Short-term business	4.9%
Bancassurance	
Long-term business	37.3%
Total	**100.0%**

Statutory Reserving Basis

For participating products, new regulations were introduced in 2003 and apply to all policies on a retrospective basis. The new valuation bases have been used in the projection of

future profits. For other products, Ping An Life's current actuarial reserving methods and bases, as detailed in its returns to the CIRC, have been assumed to continue unaltered.

Taxation

The tax paid by Ping An Life is based on a percentage of profits with an exemption for certain investment earnings, including income from Government bonds and dividend income from investment funds. In addition, certain salary related expenses are not deductible. Currently for those branches which are located in Special Economic Zones the tax rate applicable is 15%, and for those which are located outside Special Economic Zones the tax rate applicable is 33%.

The Company has analysed its recent tax payments and has derived an overall rate which is expressed as a percentage of profits. This percentage implicitly allows for the adjustments mentioned above. The assumption adopted was an average income tax rate of 18.5%.

In addition, a 5.5% business tax rate has been applied to the gross premium of the short-term accident business.

The allowance for future tax payments has been made on the assumption that the application of current tax legislation and tax rates in respect of Ping An Life, including the allowance for those branches which operate in the Special Economic Zones, will continue unaltered.

Common Welfare Fund

According to the Articles of the Company and the requirements of statutory regulations, the Company makes an appropriation to the Common Welfare Fund for employees of 5% of net profits (where positive). Accordingly, 5% of the distributable profits before solvency has been deducted and allocated to this fund. We have been informed by the Company that this fund is available to cover its statutory solvency position. This offset has been allowed for in calculating the cost to shareholders of holding the required solvency margin.

Other Assumptions

Allowance has been made for the cost of holding the required solvency margin as prescribed by the CIRC. The current basis for calculating the required margin has been assumed to continue unaltered.

Ping An Life's current reinsurance arrangements have been assumed to continue unaltered.

Ping An Life's current methods and bases for calculating surrender values and cash dividends have been assumed to continue unaltered.

Components of Economic Value

The calculated values as at 31 December 2003 are summarised in the following table:

Embedded Value as at 31 December 2003

	Risk discount rates		
	Earned rate/10.0%	Earned rate/12.5%	Earned rate/15.0%
Adjusted net asset value	13,631	13,631	13,631
Value of in-force business	7,928	7,650	7,380
Cost of holding the required solvency margin	(1,437)	(2,202)	(2,859)
Embedded value	**20,122**	**19,078**	**18,152**

In RMB millions; figures may not be additive due to rounding

Value of One Year's New Business at Point of Sale

	Risk discount rates		
	10.0%	12.5%	15.0%
Value of one year's new business	5,572	4,681	4,006
Cost of holding the required solvency margin	(298)	(429)	(516)
Value of one year's new business after cost of solvency	**5,275**	**4,252**	**3,490**

In RMB millions; figures may not be additive due to rounding

The adjusted net asset value is based on the audited shareholder net assets of Ping An as measured on a PRC statutory basis. The values placed on certain assets have been adjusted to the market value levels provided by the Company. It should be noted that the adjusted net asset value is for the whole Company, including its life company, property and casualty company, and other business units, whilst the value of in-force and the value of one year's new business presented are only in respect of Ping An Life and not the other business units.

While the above components of economic value are net of Ping An Life's income tax, they do not include any allowance for the tax position of an investor in Ping An. The risk discount rate appropriate to an investor will depend on the investor's own requirements, tax position and perception of the risks associated with the realisation of the future profits of Ping An. In order for potential investors to judge the effect of using different discount rates, the Company has assessed the value of in-force business, the cost of holding the required solvency margin and the value of one year's new business using a range of discount rates as shown above. In calculating values at the different discount rates, all other assumptions, including those relating to future investment returns, have been left unchanged.

Composition of the Value of In-force Business

The Company has also carried out a calculation to show the composition of the value of in-force business between those policies written prior to June 1999 and those written since June 1999. Policies written prior to June 1999 were priced at an interest rate of 5.0% per

annum or above, while policies written since June 1999 were priced at 2.5% or 2.0% per annum.

The results of these calculations, before and after solvency, are summarised in the following table:

Value of In-force Business

	Risk discount rates		
	Earned rate/10.0%	**Earned rate/12.5%**	**Earned rate/15.0%**
Value of in-force business written prior to June 1999	(25,129)	(22,102)	(19,504)
Value of in-force business written since June 1999	33,057	29,752	26,884
Value of in-force business before solvency	**7,928**	**7,650**	**7,380**
Cost of holding the required solvency margin	(1,437)	(2,202)	(2,859)
Value of in-force business after solvency	**6,491**	**5,447**	**4,522**

In RMB millions; figures may not be additive due to rounding

Sensitivity Analysis

The Company has investigated the effect, on the value of in-force business and the value of one year's new business, of varying independently certain assumptions regarding future experience. Specifically, the following changes in assumptions have been considered:

- a sliding scale of future investment return scenario of 4.0% per annum in 2004, increasing by 0.25% every year to 5.0% per annum in 2008 and level thereafter (This investment return scenario is consistent with the investment assumption made by Ping An in calculating the liabilities under its IFRS accounts);
- a reduction in the future investment return by 0.5% per annum, with a corresponding reduction in policyholder dividends;
- an increase in the policyholder dividends payout from 70% to 80% of surplus;
- a 10% reduction in policy discontinuance rates;
- a 10% increase in policy discontinuance rates;
- a 10% reduction in the mortality and morbidity rates for assured lives and loss ratios for the short-term business;
- a 10% reduction in maintenance expenses;
- an increase in the average income tax rate by 5.0% to 23.5%;
- a 10% increase in the commission override expenses for new business only; and
- a change in new individual life long-term business product mix from 67% participating to 55% participating.

The results are summarised in the following tables:

	Value of in-force business before solvency			Value of in-force business after solvency		
	Risk discount rates			Risk discount rates		
	Earned rate/10.0%	Earned rate/12.5%	Earned rate/15.0%	Earned rate/10.0%	Earned rate/12.5%	Earned rate/15.0%
Assumptions						
Central	7,928	7,650	7,380	6,491	5,447	4,522
Sliding investment return	16,051	14,606	13,347	13,199	10,712	8,667
Lower investment return[1]	(8,531)	(8,531)	(8,531)	(7,676)	(7,676)	(7,676)
Increase in policyholder dividends	5,626	5,521	5,410	4,473	3,685	2,976
Lower discontinuances						
Business written prior to June 1999	(27,242)	(23,957)	(21,139)	[2]	[2]	[2]
Business written since June 1999	34,494	31,008	27,986	[2]	[2]	[2]
Total	7,252	7,050	6,847	5,820	4,840	3,969
Higher discontinuances						
Business written prior to June 1999	(22,120)	(19,087)	(16,537)	[2]	[2]	[2]
Business written since June 1999	30,782	27,449	24,603	[2]	[2]	[2]
Total	8,661	8,362	8,066	6,930	5,815	4,833
Lower mortality, morbidity and loss ratios	8,241	7,954	7,676	6,873	5,813	4,872
Lower maintenance expenses	9,126	8,784	8,450	7,426	6,249	5,214
Increase in average income tax rate	6,551	6,402	6,245	4,973	4,070	3,266

In RMB millions; figures may not be additive due to rounding

(1) The positive cost of holding the required solvency margin is due to application of the discount rate methodology mentioned above including the treatment of the Common Welfare Fund.

(2) The cost of holding the required solvency margin is allocated on a total portfolio basis and has not been allocated specifically to particular products and hence cannot be separated into pre- and post June 1999 business.

	Value of one year's new business before solvency			Value of one year's new business after solvency		
	Risk discount rates			Risk discount rates		
	10.0%	12.5%	15.0%	10.0%	12.5%	15.0%
Assumptions						
Central	5,572	4,681	4,006	5,275	4,252	3,490
Sliding investment return	5,819	4,859	4,138	5,558	4,457	3,642
Lower investment return	5,193	4,376	3,754	4,831	3,894	3,193
Increase in policyholder dividends	5,243	4,410	3,777	4,928	3,966	3,249
Lower discontinuances	5,834	4,881	4,163	5,511	4,422	3,617
Higher discontinuances	5,325	4,491	3,856	5,051	4,089	3,369
Lower mortality, morbidity and loss ratios	5,873	4,946	4,243	5,590	4,529	3,738
Lower maintenance expenses	5,760	4,847	4,156	5,472	4,426	3,648
Increase in average income tax rate	5,231	4,394	3,760	4,890	3,929	3,214
Increase in commission override expenses	5,486	4,597	3,924	5,185	4,164	3,405
Change in new business product mix	5,823	4,873	4,158	5,538	4,453	3,648

In RMB millions

Opinion

On the basis of our work, in our opinion:

- the central assumptions used to assess the value of the in-force business, the cost of holding the required solvency margin and the value of one year's new business as at 31 December 2003 are reasonable; and
- the calculations have been carried out in accordance with the methodology described above, the sample calculations which we checked were satisfactory and the overall results are reasonable.

Reliances and Limitations

In carrying out our review and producing this report we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by the Company. Where possible, we have reviewed some of the information provided for reasonableness and consistency with our knowledge of the PRC life insurance industry, but we have adopted, without review, the financial statement information regarding assets values as these fall outside our area of expertise. It should be noted that we have not carried out an independent verification, or audit, of the accuracy or completeness of the policy data and other information supplied to us. The accuracy of the results presented in this report is dependent on the accuracy of this information.

Reliance has been placed on, but not limited to, the accuracy of information regarding historical operating experience, numbers and types of policies in-force (including policy details), levels of in-force premiums, existence and valuation of assets and liabilities, current and expected future asset mixes, the actual and expected returns in respect of the major asset classes, amounts of new business written, historical financial statements and regulatory returns, basic commission, override allowances and other compensation payments made to agents and other intermediaries, details of policy terms and conditions including surrender values, current and expected future cash dividend formulae and crediting rates, Ping An's

reserving basis and methodology as at 31 December 2003, the current tax status of the Company, interpretations of the PRC insurance regulations (for example the Common Welfare Fund) and basic data records regarding the above.

In our work we have relied upon audited and unaudited information provided to us by, or on behalf of, the Company for the periods up to 31 December 2003, and on information from other sources. We have specifically relied on the value of the audited shareholders' net assets of Ping An as at 31 December 2003, as measured on a PRC statutory basis, and the market values of certain assets provided by Ping An. We have also relied upon the calculation of the statutory actuarial reserves without independent review.

We have not attempted to assess the suitability or quality of Ping An's assets. We have also not investigated, or made allowance for, any claims against Ping An other than those made by the policyholders of Ping An Life under the normal terms of life insurance business.

The values attributable to the life insurance business are highly dependent on the results of financial projections carried out by Ping An. In developing these projections, assumptions have been made about future experience, including economic and investment experience, tax, expenses, discontinuance rates, mortality and legislation, many of which are beyond Ping An's control. These assumptions have been made on the basis of reasonable estimates. However, actual future experience is likely to differ from these assumptions, due to random fluctuations, changes in the operating environment and other factors. Such variations in experience could have a significant effect on the results and could alter the projected results substantially.

The opinion was based on data available to Watson Wyatt at, or prior to, 31 December 2003, and takes no account of developments after that date.

By:	/s/ PAUL SINNOTT	/s/ MICHAEL ROSS
Name:	Paul Sinnott	Michael Ross
Title:	Managing Director Insurance Consulting Practice, Asia Pacific	Director & Consulting Actuary
Date:	14 June 2004	14 June 2004

TAXATION OF SECURITY HOLDERS

The following is a summary of certain PRC and Hong Kong tax consequences of the ownership of H Shares by an investor that purchases such H Shares in connection with the Global Offering and holds the H Shares as capital assets. This summary does not purport to address all material tax consequences of the ownership of H Shares, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of the Company, investors that hold H Shares as part of a straddle or a hedging or conversion transaction whose functional currency is not the US dollar), some of which may be subject to special rules. This summary is based on the tax laws of the PRC and Hong Kong as in effect on the date hereof, as well as on the Agreement Between the United States of America and the People's Republic of China for the Avoidance of Double Taxation (the "Treaty"), all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

For purposes of this discussion, a "US Holder" is any beneficial owner of H Shares that is (i) a citizen or resident of the United States, or (ii) a corporation organized under the laws of the United States which pays federal income tax on a net income basis in respect of a Share. An "Eligible US Holder" is a US Holder that (i) is a resident of the United States for purposes of the Treaty, (ii) does not maintain a permanent establishment or fixed base in the PRC to which H Shares are attributable and through which the beneficial owner carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services) and (iii) who is not otherwise ineligible for benefits under the Treaty with respect to income and gain derived in connection with the H Shares.

This discussion does not address any aspects of Hong Kong or PRC taxation other than income taxation, capital taxation, stamp taxation and estate taxation. Prospective investors are urged to consult their tax advisers regarding the PRC, Hong Kong and other tax consequences of owning and disposing of H Shares.

Taxation of Dividends

Individual Investors. According to the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System, or the Provisional Regulations, and the Individual Income Tax Law of China, as amended on August 30, 1999 and effective August 30, 1999, dividends paid by PRC companies are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. For a foreign individual who is not resident of the PRC, the receipt of dividends from a company in the PRC is normally subject to a withholding tax of 20% unless reduced by an applicable tax treaty. However, the State Administration of Taxation of China or the SAT, the PRC central government tax authority which succeeded the State Tax Bureau, issued, on July 21, 1993, a Notice of the State Administration of Taxation Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the "Tax Notice"), which states that dividends paid by a PRC company to foreign individuals with respect to shares listed on an overseas stock exchange ("Overseas Shares"), such as H Shares, are not subject to PRC withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on Overseas Shares, including H Shares.

The Amendments to the Individual Income Tax Law of the PRC, or the Amendments, were promulgated on August 30, 1999 and became effective on August 30, 1999. The Amendments state that they shall supersede the provisions of any contradictory prior administrative regulations concerning individual income tax. Pursuant to the requirements of the Amendments and the amended Individual Income Tax Law, foreign individuals are subject to withholding tax on dividends paid by a PRC company at a rate of 20% unless specifically exempted by the tax authority of the State Council. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Commission and the China Securities Regulatory Commission, the SAT reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a PRC company listed overseas. In the event that this letter is withdrawn, a 20% tax may be withheld on dividends in accordance with the Provisional Regulations, the Amendments and the Individual Income Tax Law. Such withholding tax may be reduced pursuant to an applicable double taxation treaty. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such Shares exempted under the Tax Notice.

Enterprises. According to the Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises, dividends paid by PRC companies to enterprises are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a foreign enterprise with no permanent establishment in the PRC receiving dividends paid with respect to a PRC company's Overseas Shares will temporarily not be subject to the 20% withholding tax. If such withholding tax becomes applicable in the future, the rate could be reduced pursuant to an applicable double taxation treaty.

Tax Treaties. Investors who do not reside in the PRC and reside in countries that have entered into double-taxation treaties with the PRC may be entitled to a reduction of the withholding tax imposed on the payment of dividends to investors of the Company who do not reside in the PRC. The PRC currently has double-taxation treaties with a number of other countries, which include:

- Australia;
- Canada;
- France;
- Germany;
- Japan;
- Malaysia;
- the Netherlands;
- Singapore;
- the United Kingdom; and
- the United States.

Under the treaty between the PRC and the United States, the China-US Treaty, the PRC may tax a dividend paid by the Company to an Eligible U.S. Holder up to a maximum of 10% of the gross amount of such dividend. It is arguable that under the China-US Treaty, the PRC

may only tax gains from the sale or disposition by an Eligible U.S. Holder of H Shares representing an interest in the Company of 25% or more, but this position is uncertain and the PRC authorities may take a different position. For the purposes of this discussion, an "Eligible U.S. Holder" is a U.S. holder that (i) is a resident of the United States for purposes of the China-US Treaty, (ii) does not maintain a permanent establishment or fixed base in the PRC to which H Shares are attributable and through which the beneficial owner carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services) and (iii) is not otherwise ineligible for benefits under the China-US Treaty with respect to income and gains derived in connection with the H Shares.

Taxation of Capital Gains

The Tax Notice provides that gains realized by enterprises that are holders of Overseas Shares and that these shares are not held by their offices and sites set up in the PRC would, temporarily, not be subject to capital gains taxes. With respect to individual holders of H Shares, the Provisions for Implementation of Individual Income Tax Law of the PRC, or the Provisions, issued on January 28, 1994, generally stipulated that gains derived from assignment of property shall be subject to income tax at a rate of 20%. In addition, the Provision stipulated that measures for the levying of individual income tax on gains derived from the sale of equity securities shall be formulated separately by the MOF and shall be implemented following approval of the State Council. However, no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares by individuals were temporarily exempted from individual income tax pursuant to notices issued jointly by the MOF and SAT dated June 20, 1994, February 9, 1996 and March 30, 1998. In the event this temporary exemption is withdrawn or ceases to be effective, individual holders of H Shares may be subject to capital gains tax at the rate of 20% unless such tax is reduced or eliminated by an applicable double taxation treaty. If taxation of capital gains from the sale of H Shares becomes applicable, it is arguable that under the PRC-US Treaty, the PRC may only tax gains from the sale or disposition by an Eligible U.S. Holder of H Shares representing an interest in the Company of 25% or more, but this position is uncertain and the Chinese authorities may take a different position.

On November 18, 2000, the State Council issued a notice entitled "State Council Notice on the Income Tax Reduction for Interest and Other Income that Foreign Enterprises Derive in the PRC", or the Tax Reduction Notice. Under the Tax Reduction Notice, beginning January 1, 2000, enterprise income tax at a reduced 10% rate will apply to interest, rental, license fees and other income obtained in the PRC by foreign enterprises without agencies or establishment in the PRC, or by foreign enterprises without any substantive relationship with their agency or establishment in the PRC. Therefore, if the exemption as described in the preceding paragraph does not apply or is not renewed, and the Tax Reduction Notice is found not to apply, a foreign enterprise shareholder may be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Additional Chinese Tax Considerations

Chinese Stamp Duty. PRC stamp duty imposed on the transfer of shares of PRC publicly-traded companies under the Provisional Regulations should not apply to the acquisition and disposal by non-PRC investors of H Shares outside of the PRC by virtue of the Provisional Regulations of China Concerning Stamp Duty, which became effective on

October 1, 1988 and which provide that PRC stamp duty is imposed only on documents, executed or received within the PRC that are legally binding in the PRC and are protected under PRC law.

Estate Tax. No liability for estate tax under PRC law will arise from non-PRC national's holding H Shares.

Hong Kong

Tax on Dividends

Under the current practice of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us.

Taxation

No tax is imposed in Hong Kong in respect of capital gains from the sale of property such as H Shares. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate on individuals of 15.5% with effect from April 1, 2003 and 16% with effect from April 1, 2004. Gains from sales of H Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty will be payable by the purchaser on every purchase and by the seller on every sale of H Shares. With effect from September 1, 2001, the duty is charged at the rate of 0.2% of the value of the H Shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares.

If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such duty.

Estate Duty

The H Shares are Hong Kong property under Hong Kong law and, accordingly, these shares may be subject to estate duty on the death of the beneficial owner of these shares, regardless of the place of the owner's residence, citizenship or domicile. Hong Kong estate duty is imposed according to a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

TAXATION OF THE COMPANY BY THE PRC

Income Tax

From January 1, 1994, income tax payable by PRC domestic enterprises, including State-owned enterprises and share system enterprises, is governed by the PRC Enterprise Income Tax Provisional Regulations ("EIT Regulations") which took effect as from January 1, 1994, and which provide for an income tax rate of 33% unless a lower rate is provided by law, administrative regulations or State Council regulations. The Company is generally subject to tax at a rate of 33% pursuant to the EIT Regulations, while the income from operations in Shenzhen is subject to a 15% enterprise income tax.

Sino-foreign joint ventures enjoy certain tax benefits under the relevant laws and regulations in the PRC. Following the completion of the Global Offering, the Company will remain ineligible to apply for the status of a sino-foreign investment joint stock limited company and does not intend to apply for such status. Nonetheless, pursuant to the applicable laws, rules and regulations in the PRC, no tax benefits would accrue to the Company upon acquiring such status.

Value-added Tax

Pursuant to the Provisional Regulations of the PRC Concerning Value Added Tax effective from January 1, 1994 and their implementing rules, the sale of products within the PRC, the importation of products and the provision of processing and/or repair services within the PRC by the Company are subject to value-added tax ("VAT"). VAT payable is calculated as "output VAT" *minus* "input VAT". Input VAT payable by the Company on purchases is recoverable out of the output VAT collected from its customers, and any excess of output VAT over input VAT paid is payable to the tax authority. The rate of VAT is 17%, or, in certain limited circumstances, 13%, depending on the product type.

Business Tax

Pursuant to the Provisional Regulations of the PRC Concerning Business Tax, effective from January 1, 1994 and the implementing rules, a business tax is imposed on enterprises which provide taxable services, transfer intangible property or sell real estate in the PRC. The business tax is levied at a rate from 3% to 20% on the provision of taxable services, transfer of intangible property or sale of real estate in the PRC.

FOREIGN EXCHANGE

The lawful currency of the PRC is the Renminbi, which is subject to foreign exchange controls and is not freely convertible into foreign exchange at this time. The SAFE, under the authority of the PBOC, is empowered with the functions of administering all matters relating to foreign exchange, including the enforcement of foreign exchange control regulations.

Prior to December 31, 1993, a quota system was used for the management of foreign currency. Any enterprise requiring foreign currency was required to obtain a quota from the local SAFE office before it could convert Renminbi into foreign currency through the PBOC or other designated banks. Such conversion had to be effected at the official rate prescribed by the SAFE on a daily basis. Renminbi could also be converted into foreign currency at swap centers. The exchange rates used by swap centers were largely determined by the demand

for, and supply of, foreign currencies and the Renminbi requirements of enterprises in the PRC. Any enterprise that wished to buy or sell foreign currency at a swap center first had to obtain the approval of the SAFE.

On December 28, 1993, the PBOC, under the authority of the State Council, promulgated the Notice of the People's Bank of China Concerning Further Reform of the Foreign Currency Control System (the "Notice"), effective from January 1, 1994. The Notice announces the abolition of the system of foreign exchange quotas, the implementation of conditional convertibility of Renminbi in current account items, the establishment of the system of settlement and payment of foreign exchange by banks, and the unification of the official Renminbi exchange rate and the market rate for Renminbi established at swap centers. On March 26, 1994, the PBOC promulgated the "Provisional Regulations for the Administration of Settlement, Sale and Payment of Foreign Exchange" (the "Provisional Regulations"). The Provisional Regulations set out detailed provisions regulating the sale and purchase of foreign exchange by enterprises, economic organizations and social organizations in the PRC.

On January 29, 1996, the State Council promulgated new Regulations of Foreign Exchange (the "Foreign Exchange Regulations") which was effective from April 1, 1996. The Control of Foreign Exchange Regulations classify all international payments and transfers into current account items and capital account items. Most of the current account items are no longer subject to SAFE approval while capital account items still are. The Control of Foreign Exchange Regulations were subsequently amended on January 14, 1997. This latest amendment affirmatively states that the State shall not restrict international current account payments and transfers.

On June 20, 1996, the PBOC promulgated the "Regulations for Administration of Settlement, Sale and Payment of Foreign Exchange" (the "Settlement Regulations") which entered into effect on July 1, 1996. The Settlement Regulations supersede the Provisional Regulations and abolish the remaining restrictions on convertibility of foreign exchange in respect of current account items while retaining the existing restrictions on foreign exchange transactions in respect of capital account items. On the basis of the Settlement Regulations, the PBOC also published the "Announcement on the Implementation of Foreign Exchange Settlement and Sale at Banks by Foreign-invested Enterprises" (the "Announcement").

The Announcement permits foreign-invested enterprises to open, on the basis of their needs, foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments at designated foreign exchange banks.

On October 25, 1998, the PBOC and the SAFE promulgated the Notice Concerning Closure of the Foreign Exchange Swap Business Activities pursuant to which and with effect from December 1, 1998, all foreign exchange swapping business in the PRC for foreign-invested enterprises shall be discontinued, while the trading of foreign exchange by foreign-invested enterprise shall come under the banking system for the settlement and sale of foreign exchange.

Since January 1, 1994, the former dual exchange rate system for Renminbi has been abolished and replaced by a managed floating exchange rate system, which is determined by demand and supply. The PBOC sets and publishes daily the Renminbi-US dollar base exchange rate. This exchange rate is determined with reference to the transaction price for

Renminbi-US dollar in the inter-bank foreign exchange market on the previous day. The PBOC will also, with reference to exchange rates in the international foreign exchange market, announce the exchange rates of Renminbi against other major currencies. In foreign exchange transactions, designated foreign exchange banks may, within a specified range, freely determine the applicable exchange rate in accordance with the exchange rate announced by the PBOC.

Save for foreign-invested enterprises or other enterprises which are specially exempted by relevant regulations, all entities in the PRC must sell their foreign exchange recurrent income to designated foreign exchange banks. Foreign exchange income from loans issued by organizations outside the territory or from the issuance of bonds and shares (for example foreign exchange income received by the Company from the sale of shares overseas) is not required to be sold to designated foreign exchange banks, but may be deposited in foreign exchange accounts at the designated foreign exchange banks.

PRC enterprises (including foreign-invested enterprises) which require foreign exchange for transactions relating to current account items, may, without the approval of SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks, on the strength of valid receipts and proof of transactions. Foreign-invested enterprises which need foreign exchange for the distribution of profits to their shareholders, and PRC enterprises which in accordance with regulations are required to pay dividends to shareholders in foreign exchange (like the Company), may on the strength of general meeting resolutions of such PRC enterprises or board resolutions on the distribution of profits, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks.

Convertibility of foreign exchange in respect of capital account items, like direct investment and capital contribution, is still subject to restriction, and prior approval from SAFE and the relevant branch must be sought.

Dividends to holders of H Shares are fixed in Renminbi but must be paid in Hong Kong dollars.

We prepare our combined financial statements in Renminbi. Solely for the convenience of the reader, this prospectus contains translations of certain Renminbi amounts into US dollars and vice versa at RMB8.2767 = US$1.00, the noon buying rate on December 31, 2003. These translations should not be construed as representations that the Renminbi amounts could actually be converted into U.S. dollars at such rates or at all.

The PBOC sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The PBOC also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the SAFE and other relevant authorities.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB8.2767 = US$1.00 and HK$7.7960 = US$1.00, respectively, on June 4, 2004. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	Noon Buying Rate			
	RMB per US$		HK$ per US$	
Period	High	Low	High	Low
November 2003	8.2772	8.2766	7.7692	7.7475
December 2003	8.2772	8.2765	7.7670	7.7628
January 2003	8.2772	8.2767	7.7775	7.7632
February 2004	8.2773	8.2769	7.7845	7.7686
March 2004	8.2774	8.2767	7.7980	7.7842
April 2004	8.2772	8.2768	7.8000	7.7870
May 2004	8.2773	8.2768	7.8010	7.7895

The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 1999, 2000, 2001, 2002, 2003 and 2004 (through May 31), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

	Period-End Noon Buying Rate		Average Noon Buying Rate	
Period	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
1999	8.2795	7.7740	8.2785	7.7599
2000	8.2774	7.7999	8.2784	7.7936
2001	8.2766	7.7980	8.2772	7.7996
2002	8.2800	7.7988	8.2772	7.7996
2003	8.2767	7.7640	8.2771	7.7864
2004 (through May 28)	8.2769	7.7941	8.2770	7.7862

Noon Buying Rate for Hong Kong Dollars

	Noon Buying Rate			
Period	Period End	Average(1)	High	Low
	(HK$ per US$1.00)			
1999	7.7740	7.7599	7.7814	7.7457
2000	7.7999	7.7936	7.8008	7.7765
2001	7.7980	7.7996	7.8004	7.7970
2002	7.7988	7.7996	7.8095	7.7970
2003	7.7640	7.7864	7.8001	7.7085
2004 (through May 28)	7.7941	7.7862	7.8010	7.7632

(1) Determined by averaging the rates on the last business day of each month during the relevant period.

This Appendix contains a summary of PRC company and securities laws and regulations, certain material differences between the PRC Company Law and Hong Kong Companies Ordinance and additional regulatory provisions introduced by the Hong Kong Stock Exchange in relation to PRC joint stock limited companies. The principal objective is to provide potential investors with an overview of the principal legal and regulatory provisions applicable to our Company. As the information contained below is a summary form, it does not contain all the information that may be important to potential investors.

PRC LEGAL SYSTEM

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, directives and local laws, laws of Special Administrative Regions and laws resulting from international treaties entered into by the PRC government. Court case verdicts do not constitute binding precedents. However, they are used for the purposes of judicial reference and guidance.

The National People's Congress of the PRC ("NPC") and the Standing Committee of the NPC are empowered by the PRC Constitution to exercise the legislative power of the State. The NPC has the power to amend the PRC Constitution and enact and amend basic laws governing State agencies and civil and criminal matters. The Standing Committee of the NPC is empowered to interpret, enact and amend all laws except for the laws that are required to be interpreted, enacted and amended by the NPC.

The State Council is the highest organ of the State administration and has the power to enact administrative rules and regulations. The ministries and commissions under the State Council are also vested with the power to issue orders, directives and regulations within the jurisdiction of their respective departments. All administrative rules, regulations, directives and orders promulgated by the State Council and its ministries and commissions must be consistent with the PRC Constitution and the national laws enacted by the NPC. In the event that a conflict arises, the Standing Committee of the NPC has the power to annul administrative rules, regulations, directives and orders.

At the regional level, the provincial and municipal congresses and their respective standing committees may enact local rules and regulations and the people's governments may promulgate administrative rules and directives applicable to their own administrative areas. These local laws and regulations must be consistent with the PRC Constitution, the national laws and the administrative rules and regulations promulgated by the State Council.

The State Council, provincial and municipal governments may also enact or issue rules, regulations or directives in new areas of the law for experimental purposes. After gaining sufficient experience with experimental measures, the State Council may submit legislative proposals to be considered by the NPC or the Standing Committee of the NPC for enactment at the national level.

The PRC Constitution vests the power to interpret laws in the Standing Committee of the NPC. According to the Decision of the Standing Committee of the NPC Regarding the Strengthening of Interpretation of Laws passed on June 10, 1981, the Supreme People's Court, in addition to its power to give general interpretation on the application of laws in judicial proceedings, also has the power to interpret specific cases. The State Council and its

ministries and commissions are also vested with the power to interpret rules and regulations that they have promulgated. At the regional level, the power to interpret regional laws is vested in the regional legislative and administrative bodies which promulgate such laws.

PRC JUDICIAL SYSTEM

Under the PRC Constitution and the Law of Organization of the People's Courts, the judicial system is made up of the Supreme People's Court, the local people's courts, military courts and other special people's courts. The local people's courts are comprised of the basic people's courts, the intermediate people's courts and the higher people's courts. The basic people's courts are organized into civil, criminal, economic and administrative divisions. The intermediate people's courts are organized into divisions similar to those of the basic people's courts, and are further organized into other special divisions, such as the intellectual property division. The higher level people's courts supervise the basic and intermediate people's courts. The people's procuratorates also have the right to exercise legal supervision over the civil proceedings of people's courts of the same level and lower levels. The Supreme People's Court is the highest judicial body in the PRC. It supervises the administration of justice by all of the people's courts.

The people's courts employ a two-tier appellate system. A party may appeal against a judgment or order of a local people's court to the people's court at the next highest level. Second judgments or orders given at the same level and at the next highest level are final. First judgments or orders of the Supreme People's Court are also final. If, however, the Supreme People's Court or a people's court at a higher level finds an error in a judgment which has been given in any people's court at a lower level, or the presiding judge of a people's court finds an error in a judgment which has been given in the court over which he presides, the case may then be retried according to the judicial supervision procedures.

The Civil Procedure Law of the PRC, which was adopted on April 9, 1991, sets forth the criteria for instituting a civil action, the jurisdiction of the people's courts, the procedures to be followed for conducting a civil action and the procedures for enforcement of a civil judgment or order. All parties to a civil action conducted within the PRC must comply with the Civil Procedure Law. Generally, a civil case is initially heard by a local court of the municipality or province in which the defendant resides. The parties to a contract may, by express agreement, select a jurisdiction where civil actions may be brought, provided that the jurisdiction is either the plaintiff's or the defendant's place of residence, the place of execution or implementation of the contract or the object of the action.

A foreign national or enterprise generally has the same litigation rights and obligations as a citizen or legal person of the PRC. If a foreign country's judicial system limits the litigation rights of PRC citizens and enterprises, the PRC courts may apply the same limitations to the citizens and enterprises of that foreign country within the PRC. If any party to a civil action refuses to comply with a judgment or order made by a people's court or an award granted by an arbitration panel in the PRC, the aggrieved party may apply to the people's court to request enforcement of the judgment, order or award. There are time limits imposed on the right to apply for such enforcement. If at least one of the parties to the dispute is an individual, the time limit is one year. If both parties to the dispute are legal persons or other institutions, the time

limit is six months. If a person fails to satisfy a judgment made by the court within the stipulated time, the court will, upon application by either party, mandatorily enforce the judgment.

A party seeking to enforce a judgment or order of a people's court against a party who is not located within the PRC and does not own any property in the PRC, may apply to a foreign court with proper jurisdiction for recognition and enforcement of the judgment or order. A foreign judgment or ruling may also be recognized and enforced by the people's court according to PRC enforcement procedures if the PRC has entered into, or acceded to, an international treaty with the relevant foreign country, which provides for such recognition and enforcement, or if the judgment or ruling satisfies the court's examination according to the principle of reciprocity, unless the people's court finds that the recognition or enforcement of such judgment or ruling will result in a violation of the basic legal principles of the PRC, its sovereignty or security, or for reasons of social and public interest.

THE PRC COMPANY LAW, SPECIAL REGULATIONS AND MANDATORY PROVISIONS

As a joint stock limited liability company incorporated in the PRC, and seeking a listing on the Hong Kong Stock Exchange, we are subject to the following three laws and regulations in China:

- The PRC Company Law, which was promulgated by the Standing Committee of the NPC on December 29, 1993, took effect on July 1, 1994 and was revised as of December 25, 1999;
- The Special Regulations, which were passed by the State Council on August 4, 1994 pursuant to Articles 85 and 155 of the PRC Company Law; and
- The Mandatory Provisions, which were jointly promulgated by the Securities Committee and the State Restructuring Commission on August 27, 1994, and which we, as a joint stock limited liability company seeking an overseas listing, must incorporate into our Articles of Association.

Set out below is a summary of the provisions of the PRC Company Law, the Overseas Listing Special Regulations and the Mandatory Provisions applicable to us.

Incorporation

A company limited by shares may be incorporated by a minimum of five promoters, and at least half of the promoters must reside within the PRC. According to the Special Regulations, State-owned enterprises or enterprises with the majority of their assets owned by the Chinese government can be restructured in accordance with the relevant regulations to become joint stock limited companies which may issue shares to overseas investors. These companies, if incorporated by promotion, may have less than five promoters and can issue new shares once incorporated. We are incorporated under the PRC Company Law as a joint stock limited liability company. This means that we are a legal entity and that our registered capital is divided into Shares of equal par value. The liability of our shareholders is limited to the amount of Shares held by them and we are liable to our creditors for an amount equal to the total value of our assets.

Under the PRC Company Law, we may invest in other limited liability companies in the PRC. Unless approved by the State Council, the amount of our aggregate investment in other limited liability companies may not exceed 50% of our net assets.

The promoters shall convene an inaugural meeting within 30 days after the issued shares have been fully paid up, and shall give notice to all subscribers or make an announcement of the date of the inaugural meeting 15 days before the meeting. The inaugural meeting may be convened only with the presence of shareholders holding shares representing more than 50% of the voting rights in the company. At the inaugural meeting, matters including the adoption of draft articles of association proposed by the promoter(s) and the election of the board of directors and the supervisory committee of the company will be dealt with. All resolutions of the meeting require the approval of subscribers with at least half of the voting rights present at the meeting.

Within 30 days after the conclusion of the inaugural meeting, the board of directors shall apply to the registration authority for registration of the establishment of the company. A company is formally established, and has the status of a legal person, after the business license has been issued by the relevant administration for industry and commerce and a. Companies established by the public subscription method shall file a report on the offer of shares with the securities administration department of the State Council for record.

A company's promoters shall be liable for: (i) the payment of all expenses and liabilities incurred in the incorporation process jointly and severally if the company cannot be incorporated; (ii) the repayment of subscription monies to the subscribers, together with interest, at bank rates for a deposit of the same term jointly and severally if the company cannot be incorporated; and (iii) damages suffered by the company as a result of the default of the promoters in the course of incorporation of the company. According to the Provisional Regulations Concerning the Issuance and Trading of Shares promulgated by the State Council on April 22, 1993 (which is only applicable to issuance and trading of shares in the PRC and their related activities), if a company is established by means of public subscription, the promoters of such company are required to assume joint responsibility for the accuracy of the contents of the Prospectus and to ensure that the Prospectus does not contain any misleading statement or omit any material information.

Establishment Procedures

After receiving approval from the PBOC, our Board submitted an application, which included the approval certificate, our Articles of Association and a capital verification report, to the State Administration of Industry and Commerce. The State Administration of Industry and Commerce issued our business license on March 21, 1988.

Registered Capital

Our registered capital is equal to the amount of our paid-in capital as recorded at the State Administration of Industry and Commerce. The minimum registered capital of a joint stock limited liability company is RMB10,000,000. As a company authorized by the CSRC to list our Shares on the Hong Kong Stock Exchange, we are required to have a registered capital of not less than RMB50,000,000.

Allotment and Issue of Shares

All of our Share issues are based on the principles of transparency, equality and fairness. The same class of shares must carry equal rights. For each Share issue, the terms of allotment for individual shares, including the subscription price, must be identical to other Shares of the same class. We may issue Shares at par value or at a premium, but we may not issue Shares below the par value.

We must obtain the approval of the CSRC to offer our Shares to the overseas public. Under the Special Regulations, upon approval of the Securities Commission, a company may agree, in the underwriting agreement with respect to an issue of overseas listed foreign invested shares, to retain not more than 15% of the aggregate number of overseas listed foreign invested shares proposed to be issued after accounting for the number of underwritten shares.

Registered or Bearer Shares

The promoters may make capital contributions in cash, in kind or by way of injection of assets, industrial property rights, non-patented technology or land use rights based on their appraised value. The amount of investment made in the form of industrial property rights and non-patented technology may not exceed 20% of the registered capital of the company except where special state regulations in respect of the application of high and new technological achievement provide otherwise. Shares that we issue to foreign investors and Shares that are listed overseas must be in registered form, denominated in Renminbi and subscribed for in a foreign currency. Shares that are purchased by investors from the territories of Hong Kong, Macau and Taiwan and listed in Hong Kong are known as "overseas listed foreign shares". Within the PRC, all Shares that we issue to a promoter, State-designated investment institution or legal person must be in registered form. Shares that we issue to the public in China, however, may be in either registered or bearer form.

We are required to maintain a register of shareholders for all Shares issued in registered form. Information such as our shareholders' particulars, number of Shares held by each shareholder and the dates on which the shareholders became holders of the relevant Shares are required to be entered into the register.

We are also required to record the amount of bearer shares issued, the number designated to each bearer share and the date of issue of each bearer share.

Increase of Share Capital

We may increase our Share capital by issuing new Shares only if we satisfy the following conditions:

- the immediately preceding Share issue was subscribed for in full, and at least one year has elapsed since the date of the immediately preceding Share issue, unless we increase our Share capital by way of an issue of overseas listed foreign shares, in which case the time period may be less than 12 months;
- we have made a profit in each of the three financial years preceding the public offer of shares and are in a position to distribute dividends to our shareholders;

- our financial and accounting statements for the three preceding financial years do not contain any false information; and
- our expected dividend is greater than or equal to the interest rate of bank deposits for the same period.

We must obtain our shareholders' approval to issue new Shares. After the shareholders' have approved a new issue, our Board must obtain the approval of the authorized department of the State Council or of the provincial people's government. If we issue Shares by way of a public offering, we must also obtain the approval of the relevant securities administration authority. After we complete a subscription of new Shares, we must register the increase in registered capital with the State Administration of Industry and Commerce and issue a public notice.

Reduction of Share Capital

Subject to minimum registered capital requirements, we may reduce our registered capital in accordance with the following procedures:

- we must prepare a current balance sheet and financial statement;
- our shareholders must approve the reduction of registered capital in a general meeting;
- once the resolution approving the reduction has been passed, we must inform our creditors of the reduction in capital within 10 days and publish an announcement of the reduction in a newspaper at least three times within 30 days;
- our creditors may, within the statutory prescribed time limit, require us to pay our debts or provide guarantees covering such debts;
- we must register the reduction in registered capital with the State Administration of Industry and Commerce; and
- we must obtain necessary approvals from all relevant supervisory authorities.

Repurchase of Shares

We may only repurchase our Shares to (i) reduce our registered share capital, (ii) to merge with another company that holds our Shares or (iii) for any other purpose permitted by law and relevant administrative regulations. The Mandatory Provisions stipulate that we must act in accordance with our Articles of Association and that we must obtain necessary approvals from any relevant supervisory authorities. We may repurchase our Shares by making a general offer to our shareholders, by purchasing our Shares on a stock exchange or by purchasing our Shares through an off-market contract.

After repurchasing our Shares, we are required to cancel the portion of our Shares that have been repurchased, change our registration particulars and issue a public notice within 10 days.

Transfer of Shares

Our Shares may be transferred in accordance with any applicable laws and regulations, such as the PRC Company Law, the PRC Securities Laws and the Special Regulations.

Any Shares that are held by our Directors, Supervisors or managers may not be transferred during their respective terms of office.

The PRC Company Law does not limit the shareholding percentage of an individual shareholder.

Transfers of shares may not be entered in the register of shareholders within 30 days before the date of a shareholders' meeting or within five days before the record date set for the purpose of distribution of dividends.

Shareholders

Under the PRC Company Law and the Mandatory Provisions, our shareholders are entitled to the following rights:

- to attend and vote in person or to appoint a proxy to attend and vote on his or her behalf at a general meeting;
- to receive dividends and distributable benefits in other forms in proportion to his or her shareholding;
- to inspect our Articles of Association, minutes of shareholders' meetings and financial reports and to put forward proposals and to ask questions relating to our operations;
- to transfer our Shares on the Hong Kong Stock Exchange in accordance with any applicable laws;
- to initiate legal proceedings in the people's court if a resolution passed at a shareholders' meeting or Board meeting infringes applicable law or administrative rules or the legitimate interests of our shareholders;
- to receive surplus assets of the company upon its termination in proportion to his or her shareholding; and
- any other shareholders' rights specified in the company's articles of association.

The obligations of a general shareholder include (i) the obligation to abide by the company's articles of association, (ii) to pay the subscription monies in respect of the shares subscribed for, (iii) to be liable for the company's debts and liabilities to the extent of the amount of subscription monies agreed to be paid in respect of the shares taken up by such shareholder and (iv) any of the shareholders' obligations specified in the company's articles of association.

Our shareholder's liability is limited to the amount of Shares each shareholder holds.

Shareholders' General Meetings

Our shareholders may exercise the following powers in a general meeting:

- determine our business policies and investment plans;
- elect or remove our Directors and fix the remuneration of our Directors;
- elect or remove our Supervisors who are representatives of the shareholders and fix the remuneration of our Supervisors;
- consider and approve the reports of our Board and our Supervisory Committee;
- consider and approve our annual financial budget and accounting plans;
- consider and approve our profit distribution plan and plans for recovery of losses;
- approve an increase or reduction in our share capital;
- approve an issue of bonds;
- approve a merger, division, dissolution or liquidation;
- approve the appointment and removal of our auditors;
- consider and approve resolutions submitted by shareholders holding 5% or more of our voting rights;
- approve amendments to our Articles of Association.

Shareholders' general meetings are divided into annual general meetings and extraordinary shareholders' general meetings. An annual general meeting must be held once every year. Our Board is required to convene an extraordinary shareholders' general meeting within two months after the occurrence of any of the following circumstances:

- the number of Directors on our Board is less than two-thirds of the number required under the PRC Company Law or our Articles of Association;
- our accumulated losses amount to one-third of our total share capital;
- upon a request by holders of not less than 10% of our Shares; or
- the Board or the Supervisory Committee considers such a meeting necessary.

A shareholders' general meeting is convened by the Board and presided over by the chairman of the Board. Under the Special Regulations and the Mandatory Provisions, we are required to give 45 days' notice of a shareholders' general meeting and this notice must specify the matters to be considered and the date and place of the meeting. If we have bearer Shares in issue, we must make a public announcement of the shareholders' general meeting at least 45 days prior to the meeting being held. Under the Special Regulations and the Mandatory Provisions, shareholders who plan to attend a shareholders' general meeting are required to provide us with a written confirmation of their intentions 20 days prior to the meeting. Shareholders holding 5% or more of our voting rights are entitled, under the Special Regulations, to submit written resolutions to be considered at an annual general meeting. Any proposed resolutions that can be decided at a shareholders' general meeting must be included in the agenda of that meeting.

The Special Regulations and the Mandatory Provisions provide that a general meeting of our shareholders may be held if shareholders holding 50% or more of our voting rights have confirmed in writing 20 days prior to the proposed date of the meeting that they intend to attend the meeting. If this 50% minimum is not attained, a shareholders' general meeting may only be held if, within five days after the deadline for confirming attendance, we notify the shareholders by public announcement of the matters to be considered and the date and place of the meeting.

Each shareholder present at a shareholders' general meeting is entitled to one vote for each Share held. A shareholder may appoint a proxy to attend and vote on his behalf at a shareholders' general meeting. Ordinary resolutions proposed at a shareholders' general meeting generally must be passed by more than half of the votes cast by shareholders present in person or by proxy. However, special resolutions and the following actions must be approved by more than two-thirds of the votes cast by shareholders present in person or by proxy: (i) amendments to our Articles of Association; (ii) a merger, division or dissolution; (iii) an increase or reduction of capital or the issue of any class of Shares, bonds and securities; and (iv) other matters which the shareholders' general meeting has resolved by way of ordinary resolution as having a potential material effect on us as a company and should be approved by special resolution.

In the event of a variation or abrogation of the rights of a particular class of shareholders, the Mandatory Provisions require us to hold a special class meeting. Holders of our Domestic Shares and holders of our H Shares are deemed to be different classes of shareholders.

Board

Our Articles of Association provide that our Board may consist of up to twelve Directors. The term of office for our Directors is determined by our Articles of Association but may not exceed three years. Our Directors are allowed to serve consecutive terms if re-elected. Our Board of Directors may exercise the following powers:

- convene shareholders' meetings and report to the shareholders;
- implement resolutions passed by shareholders in general meetings;
- decide on our business plans and investment plans;
- formulate annual budgets and accounts;
- formulate profit distribution plans and plans for recovery of losses;
- formulate plans for a merger, demerger or dissolution;
- formulate plans for the increase or decrease in our registered capital or plans for the issue of bonds;
- decide on our internal management structure;
- appoint or dismiss our managers, and at the recommendation of a manager, employ or dismiss deputy managers and financial controllers and to fix their remuneration; and
- decide on a management control system.

In addition, the Mandatory Provisions provide that our Board is also responsible for formulating proposals for amending our Articles of Association.

Board Meetings

Our Board holds regular meetings at least twice every year. Notice of the regular board meetings is given at least 10 days before the date of the meeting. Our Board may determine the notice period and manner for extraordinary Board meetings.

Our Articles of Association require that more than half of our Directors must be present to convene a meeting. A Director may attend a Board meeting personally or may appoint another Director to attend on his behalf. All Board resolutions must be passed by the affirmative votes of more than half of the Directors. All resolutions passed at a board meeting must be recorded in the minutes of the relevant meeting and the minutes must be signed by the Directors in attendance at the meeting and the person who recorded the minutes. If a Board resolution contravenes any applicable laws or regulations or our Articles of Association and results in substantial damages to us as a company, the Directors who participated in passing the resolution (except those who voted against the resolution and whose dissenting vote was recorded in the relevant minutes) are personally liable to us.

Chairman of our Board

Our chairman is elected by a vote of our Board and must be approved by more than half of the Directors. The chairman is our legal representative and may exercise the following powers:

- presides over shareholders' general meetings and convenes and presides over meetings of the Board;
- examines the implementation of resolutions of the Board; and
- signs Share certificates and bonds issued by us.

Non-Executive Directors and Independent Directors

No less than half of our Directors must be non-executive Directors and there must be at least two independent Directors on our Board.

- We are required to provide non-executive Directors with the necessary information and documentation for them to fulfill their responsibilities. The opinions expressed by any independent Director will be recorded in the Board minutes.
- Connected Transactions will be endorsed by an independent director before they can become effective. Two or more independent directors may propose the convening of an interim general shareholders' meeting.
- Independent Directors may directly report unusual circumstances to the general shareholders' meeting, the CSRC and other relevant regulatory authorities.

Qualification of Directors

The PRC Company Law provides that the following persons may not serve as one of our Directors:

- a person who is unable or has limited ability to undertake any civil liabilities;
- a person who has been convicted of an offence relating to bribery, corruption, appropriation of property, or the destruction of social economic order, where less than five years have elapsed since the date of completion of the sentence;
- a person who has been deprived of his political rights, where less than five years have elapsed since the completion of such deprivation;
- a person who is a Director, factory manager or manager of a company or enterprise that has become bankrupt and has been liquidated due to mismanagement, and who is personally liable for the bankruptcy or liquidation of such company or enterprise, where less than three years have elapsed since the date of the completion of the liquidation of the company or enterprise;
- a person who has been a legal representative of an enterprise that has had its business license revoked because of unlawful operations and the person is personally responsible for such revocation, where less than three years has elapsed since the date of such revocation;
- a person who is liable for a relatively large amount of debt which has not been repaid when due; or
- a person who is a State civil servant.

Other circumstances under which a person is disqualified from acting as a Director are set out in our Articles of Association and the Mandatory Provisions.

Supervisory Committee

We are required to establish a Supervisory Committee comprised of at least three members. The Supervisory Committee is responsible for the following matters:

- examining our financial affairs;
- supervising our Directors and managers to ensure that they carry out their duties in compliance with the relevant laws and regulations and our Articles of Association;
- requiring our Directors and managers to rectify any action which adversely affects our interests;
- proposing the convening of extraordinary shareholders' general meetings; and
- carrying out other duties as specified in our Articles of Association.

Our Supervisors are required to attend our board meetings

Under our Articles of Association, the affirmative vote of a majority of our Supervisors is required to pass resolutions of the Supervisory Committee.

Members of the Supervisory Committee include representatives elected by our workers and representatives elected by our shareholders in a general meeting. Our Directors, managers and financial controller may not serve as a Supervisor. The term of office for our Supervisors is three years and a Supervisor may serve consecutive terms if re-elected. The circumstances under which a person is disqualified from acting as a Director under the PRC Company Law and the Mandatory Provisions also apply to a Supervisor.

Manager and Officers

We are required to have a manager who is appointed, and may be removed, by the Board. Our manager is accountable to the Board and may exercise the following powers:

- supervise our production, business and administration and implement resolutions of our Board;
- organize the implementation of our business and investment plans;
- formulate plans for the establishment of our internal management structure;
- formulate our basic administration system;
- formulate our internal rules;
- recommend the appointment and dismissal of deputy managers and the financial controller and appoint or dismiss other administrative officers (other than those required to be appointed or dismissed by our Board);
- attend board meetings; and
- other powers conferred by our Board or our Articles of Association.

The Special Regulations require us to employ other corporate officers, including a financial controller and company secretary.

The circumstances under which a person is disqualified from acting as a Director under the PRC Company Law and the Mandatory Provisions also apply to our manager and other senior officers.

The articles of association of a company shall have binding effect on the shareholders, directors, supervisors, managers and other executives of the company. Such persons shall be entitled to exercise their rights, apply for arbitration and issue legal proceedings according to the articles of association of the company. The provisions of the Mandatory Provisions regarding the senior management of a company have been incorporated in the Articles of Association (a summary of which is set out in Appendix VII).

Duties of Directors, Supervisors, Managers and Officers

Our Directors, Supervisors, manager and officers are required under the PRC Company Law to comply with the relevant laws and regulations, to comply with our Articles of Association, to carry out their duties honestly and to protect our interests. The Special Regulations and the Mandatory Provisions provide that our Directors, Supervisors, manager and officers owe a fiduciary duty to us, and require them to perform their duties faithfully, protect our corporate interests and not abuse their positions for personal gain. Our Directors,

Supervisors, manager and officers are also under a duty of confidentiality and are prohibited from divulging certain information unless required by applicable laws or regulations or by our shareholders.

If a Director, Supervisor, manager or officer contravenes any law, regulation or our Articles of Association in the performance of his duties and such contravention results in a loss to us, the respective individual will be held personally liable to us for such loss.

Finance and Accounting

We are required to establish a financial and accounting system which must comply with relevant laws and regulations as well as rules stipulated by the Ministry of Finance and the State Council.

We are also required to prepare financial statements at the end of each financial year. These financial statements include our balance sheet, profit and loss account, a statement on financial status and changes of financial status and a profit distribution statement. We are required to make our financial statements available for inspection by our shareholders at least 20 days prior to our annual general meeting. We must also publish our financial statements by way of public announcement.

We are required by PRC law to make the following transfers from our after-tax profit before we distribute any profits to our shareholders:

- 10% of our after-tax profit must be transferred to our statutory common reserve fund, provided that no transfer is required if our accumulated statutory common reserve fund exceeds 50% of our registered capital;
- between 5% and 10% of our after-tax profit must be transferred to the statutory public welfare fund; and
- subject to our shareholders' approval in a general meeting and after transfer of the requisite amount to the statutory common reserve fund, a discretionary amount from our after-tax profit must be transferred to the discretionary common reserve.

Any balance of the after-tax profit after making-up losses and transfers to the common reserve and statutory public welfare funds may be distributed to our shareholders in proportion to their respective shareholdings.

If the amount in our statutory common reserve fund is insufficient to make up for losses from the previous year, our profits in the current year must be applied to make up for such losses before we make allocations to the statutory common reserve fund and the statutory public welfare fund.

Our common reserve consists of the statutory common reserve fund, discretionary common reserve fund and the capital common reserve fund. Our capital common reserve fund is made up of the premium over the nominal value of our Shares. Other amounts required by the relevant governmental financial authority are to be treated as the capital common reserve fund.

Our common reserve must be applied for the following purposes:

- to make up for any losses;
- to expand our business operations; and
- to pay up our registered share capital by new Share issues to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by the shareholders, provided that if the statutory common reserve is converted into registered capital, the balance of the statutory common reserve after such conversion may not be less than 25% of our registered capital.

The statutory public welfare fund must be applied for the collective welfare of our employees.

Appointment and Retirement of Auditors

The Special Regulations require us to employ an independent PRC qualified firm of accountants to audit our annual financial statements and review certain other financial reports.

The auditors are to be appointed for a term commencing from their appointment at an annual general meeting to the close of the next annual general meeting.

If we remove or fail to renew the appointment of our existing auditors, we are required by the Special Regulations to give prior notice to the auditors and the auditors are entitled to make representations before our shareholders in a general meeting. If our auditors resign, they are obligated to make a statement to the shareholders stating whether or not we have undertaken any inappropriate transactions. The appointment, removal or nonrenewal of appointment of auditors is decided by our shareholders and must be recorded with the CSRC.

Distribution of Profits

The Special Regulations provide that dividends and other distributions payable to holders of our H Shares must be declared and calculated in Renminbi and paid in a foreign currency. Under the Mandatory Provisions, the payment of dividends and other distributions in foreign currency to these shareholders must be made through a receiving agent appointed by us for holders of H shares.

Amendments to Articles of Association

Our Articles of Association may only be amended by an affirmative vote of more than two-thirds of our shareholders at a general meeting. An amendment to our Articles of Association will only take effect after we have obtained any necessary approvals from relevant regulatory and administrative agencies. If an amendment to our Articles of Association affects the information in our business registration, we must apply to the related government department to change the relevant details in the license.

Merger and Division

Our shareholders must approve all mergers and divisions. We may also need to seek government approval for a merger or division. In the PRC, a merger may be effected either by

way of absorption followed by the dissolution of the company being absorbed or by the establishment of a new entity followed by the dissolution of the original entities.

If our shareholders approve a proposed merger, we are required to sign a merger agreement and to prepare our balance sheet and an inventory of assets. We must notify our creditors of the merger within 10 days and publicly announce the merger in the newspapers at least three times within 30 days after the resolution approving the merger has been passed. Our creditors are allowed, within a certain time period, to request us to repay any outstanding indebtedness or provide guarantees covering such indebtedness. If we are unable to repay our debts or provide such guarantees, we may be prohibited from proceeding with the merger.

In the case of a division, we are likewise required to prepare our balance sheet and an inventory of assets and to notify our creditors. Our creditors are again entitled to ask us to repay or guarantee any outstanding indebtedness and our inability to do so may prevent the consummation of the division.

Dissolution and Liquidation

Under the PRC Company Law and Mandatory Provisions, we will be dissolved and liquidated if any of the following events occur:

(i) our term of operations as stipulated in our Articles of Association has expired;

(ii) the occurrence of any event in our Articles of Association which specifically triggers our dissolution;

(iii) our shareholders in a general meeting agree to our dissolution by special resolution;

(iv) a merger or division that requires our dissolution;

(v) the declaration of our insolvency as a result of our inability to pay our debts when they become due and payable; or

(vi) we have been ordered to close down as a result of a violation of the law or administrative regulations.

If we are dissolved in the circumstances referred to in (i) through (iii) above, in a general meeting our shareholders must, within 15 days of the occurrence of the event, appoint the members of a liquidation committee. If the liquidation committee is not established within the specified time, our creditors may apply to the people's court to appoint the members of the liquidation committee. The people's court will then organize a liquidation committee to conduct the liquidation. If we are dissolved in the circumstances described in (v) or (vi) above, the people's court or relevant administrative authorities shall supervisor the liquidation committee, which consists of shareholders, the relevant government authorities and the relevant professional personnel.

A liquidation committee is required to notify our creditors of our dissolution within 10 days after its establishment and issue a public announcement of our dissolution at least three times within 60 days after its establishment. A creditor is required to lodge its claim with the liquidation committee within the statutory time limit.

The liquidation committee shall exercise the following powers during the liquidation period:

- sort out the company's assets and to prepare a balance sheet and an inventory of the assets;
- notify creditors or issue public notices;
- dispose of and liquidate any unfinished businesses of the company;
- pay all outstanding taxes;
- settle the company's financial claims and liabilities;
- deal with the surplus assets of the company after its debts have been paid off; and
- represent the company in civil lawsuits.

In the event of a dissolution, our assets will be applied to pay all expenses incurred in connection with the liquidation, employee wages, employees' insurance, tax and our general indebtedness. Any surplus assets will be distributed to our shareholders in proportion to their respective shareholdings. If our assets are insufficient to repay or discharge our indebtedness, the liquidation committee will apply to the people's court for a declaration of insolvency and will transfer the liquidation proceedings to the people's court.

If we are involved in liquidation proceedings, we will not be allowed to engage in any new business operations.

Upon completion of the liquidation process, the liquidation committee is required to submit a liquidation report to our shareholders in a general meeting and to the relevant administrative department for confirmation. The liquidation committee is also required to apply to the Administration of Industry and Commerce for the cancellation of our registration and to make a public announcement of our dissolution following such cancellation.

Members of the liquidation committee are required to discharge their duties honestly and in compliance with laws. A member of the liquidation committee is liable to us and our creditors in respect of any loss arising from his willful or material default.

Overseas Listing

We must obtain the approval of the CSRC to list our Shares overseas. An overseas listing of our Shares must comply with the Special Regulations.

According to the Special Regulations and the Mandatory Provisions, our Board must implement our plan to issue the H Shares and Domestic Shares within 15 months after the CSRC has approved our application.

Loss of Share Certificates

If a Share certificate in registered form of our domestic shares is either lost, stolen or destroyed, the respective shareholder may apply, in accordance with the relevant provisions set out in the PRC Civil Procedure Law, to a people's court for a declaration that such certificate will no longer be valid. After obtaining the declaration, the shareholder may apply to us for a replacement certificate.

A separate procedure regarding the loss of H Share certificates is provided for in the Mandatory Provisions, which has been incorporated into our Articles of Association, a summary of which is set out in Appendix VII to this Prospectus.

Suspension and Termination of Listing

We may have our listing on the Hong Kong Stock Exchange suspended by the securities administration department of the State Council if any of the following events occur:

(i) our registered capital or the distribution of our Shares no longer complies with the relevant listing requirements;

(ii) we have failed to disclose our financial position in accordance with the relevant law and regulations or our financial report contains false information;

(iii) we have committed a material breach of the law; or

(iv) we have incurred losses for three consecutive years.

If the circumstances referred to in (ii) or (iii) above have occurred and are considered serious, or if the circumstances referred to in (i) or (iv) above have occurred and the situation has not been rectified within the time stipulated, the securities administration department of the State Council may terminate the listing of our Shares.

The securities administration department of the State Council may also terminate the listing of our Shares if we have resolved to be wound up or are ordered by the relevant governmental authority to be dissolved, or if we are declared insolvent.

SECURITIES LAW AND REGULATIONS

The PRC has promulgated a number of regulations that relate to the issue and trading of our Shares and disclosure of information by us. In early 1993, the State Council established the Securities Committee and the CSRC. The Securities Committee is responsible for co-coordinating the drafting of securities regulations, formulating securities-related policies, planning the development of securities markets, directing, coordinating and supervising all securities-related institutions in the PRC and administering the CSRC. The CSRC is the regulatory arm of the Securities Committee and is responsible for the drafting of regulatory provisions of securities markets, supervising securities companies, regulating public offers of securities by PRC companies in the PRC or overseas, regulating the trading of securities, compiling securities-related statistics and undertaking research and analysis.

On April 22, 1993, the State Council promulgated the Provisional Regulations Concerning the Issuance and Trading of Shares (the "Securities Provisional Regulations"). These regulations deal with the application and approval procedures for public offerings of equity securities, trading in equity securities, the acquisition of listed companies, deposit, settlement, clearing and transfer of listed equity securities, the disclosure of information with respect to a listed company, investigation and penalties and dispute settlement. According to these regulations, we must obtain the approval of the Securities Committee to offer our Shares outside the PRC. In addition, if we propose to issue Renminbi denominated ordinary shares as well as special Renminbi-denominated shares, we must comply with the Securities Provisional Regulations. Provisions of these regulations in relation to acquisitions of listed companies and

disclosure of information expressly apply to listed companies in general without being confined to listed companies on any particular stock exchange.

On September 2, 1993, the Securities Committee promulgated the Provisional Measures Prohibiting Fraudulent Conduct Relating to Securities. The prohibitions imposed by these measures include the use of insider information in connection with the issuance of, or trading in, securities (insider information being defined to include undisclosed material information known to any insider, which may affect the market price of securities); the use of funds or information or through an abuse of power in creating a false or disorderly market or influencing the market price of securities or inducing investors to make investment decisions without knowledge of actual circumstances; and the making of any statement in connection with the issue of, and trading in, securities which is false or materially misleading, or in respect of which there is any material omission. Penalties imposed for contravening any of the provisions of the measures include fines, confiscation of profits and suspension of trading. In serious cases, criminal liability may be imposed.

On December 25, 1995, the State Council promulgated the Regulations of the State Council Concerning Domestic Listed Foreign Shares of Joint Stock Limited Liability Companies. These regulations deal mainly with the issue, subscription, trading and declaration of dividends and other distributions of domestic listed foreign shares and disclosure of information of joint stock limited liability companies having domestic listed foreign shares.

The Securities Law took effect on July 1, 1999. This is the first national securities law in the PRC, and it is divided into 12 chapters and 214 articles regulating, among other things, the issue and trading of securities, takeovers by listed companies, securities exchanges, securities companies and the duties and responsibilities of the State Council's securities regulatory authorities. The Securities Law comprehensively regulates activities in the PRC securities market. Article 29 of the Securities Law provides that we must obtain prior approval from the State Council's regulatory authorities to list our Shares outside the PRC. Article 213 of the Securities Law provides that specific measures in respect of shares of companies in the PRC which are to be subscribed and traded in foreign currencies by a person or organization outside the PRC shall be separately formulated by the State Council. Currently, the issue and trading of foreign issued shares (including H Shares) are still mainly governed by the rules and regulations promulgated by the State Council and the CSRC.

In order to promote strict compliance of "companies listed outside China" ("Listed Companies") with the relevant domestic and foreign laws and regulations, their conscientious performance of their continuing obligations toward investors and their establishment of a good corporate image on domestic and foreign capital markets, SETC and the CSRC jointly issued the Further Standardizing Operations and Reform of Companies Listed Outside China Opinion ("Standardizing Opinion") on March 29, 1999. The Standardizing Opinion requires us to specify our decision-making process, strengthen director responsibility, establish a sound external and independent director system, strengthen the functions of our supervisory board and secretary of the Board, explore methods to motivate our senior management personnel and intensify our internal reform.

ARBITRATION AND ENFORCEMENT OF ARBITRAL AWARDS

The Arbitration Law of the People's Republic of China (the "Arbitration Law") was passed by the Standing Committee of the NPC on August 31, 1994 and became effective on September 1, 1995. It is applicable to, among other matters, trade disputes involving foreign parties where the parties have entered into a written agreement to refer the matter to arbitration before an arbitration committee constituted in accordance with the Arbitration Law. Under the Arbitration Law, an arbitration committee may, before the promulgation by the PRC Arbitration Association of arbitration regulations, formulate interim arbitration rules in accordance with the Arbitration Law and the PRC Civil Procedure Law. Where the parties have by agreement provided arbitration as the method for dispute resolution, the people's court will refuse to handle the case.

The Listing Rules and the Mandatory Provisions require an arbitration clause to be included in our Articles of Association and, in the case of the Listing Rules, also in contracts with each of our Directors and Supervisors, to the effect that whenever any disputes or claims arise between holders of our H Shares and us; holders of our H Shares and our Directors, Supervisors, manager or other senior officers; or holders of our H Shares and holders of Domestic Shares, in respect of any disputes or claims in relation to our affairs or as a result of any rights or obligations arising under our Articles of Association, the PRC Company Law or other relevant laws and administrative regulations, such disputes or claims shall be referred to arbitration.

Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall comply with the arbitration. Disputes in respect of the definition of shareholders and disputes in relation to our register of shareholders need not be resolved by arbitration.

A claimant may elect for arbitration to be carried out at either the China International Economic and Trade Arbitration Commission in accordance with its Rules or the Hong Kong International Arbitration Center in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant. If the claimant elects for arbitration to be carried out at the Hong Kong International Arbitration Center, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Center.

Under the Arbitration Law and PRC Civil Procedure Law, an arbitral award is final and binding on the parties. If a party fails to comply with an award, the other party to the award may apply to the people's court for enforcement. A people's court may refuse to enforce an arbitral award made by an arbitration commission if there is any procedural or membership irregularity specified by law or the award exceeds the scope of the arbitration agreement or is outside the jurisdiction of the arbitration commission.

A party seeking to enforce an arbitral award of PRC arbitration panel against a party who, or whose property, is not within the PRC, may apply to a foreign court with jurisdiction over the case for enforcement. Similarly, an arbitral award made by a foreign arbitration body may be

recognized and enforced by the PRC courts in accordance with the principles of reciprocity or any international treaty concluded or acceded to by the PRC. The PRC acceded to the Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the "New York Convention") adopted on June 10, 1958 pursuant to a resolution of the Standing Committee of the NPC passed on December 2, 1986. The New York Convention provides that all arbitral awards made in a state which is a party to the New York Convention shall be recognized and enforced by other parties to the New York Convention, subject to their right to refuse enforcement under certain circumstances, including where the enforcement of the arbitral award is against the public policy of the state to which the application for enforcement is made. It was declared by the Standing Committee of the NPC simultaneously with the accession of the PRC that (i) the PRC will only recognize and enforce foreign arbitral awards on the principle of reciprocity and (ii) the PRC will only apply the New York Convention in disputes considered under PRC laws to arise from contractual and non-contractual mercantile legal relations. On June 18, 1999, an arrangement was made between Hong Kong and the Supreme People's Court of the PRC for the mutual enforcement of arbitral awards. This new arrangement was approved by the Supreme People's Court of the PRC and the Hong Kong Legislative Council, and became effective on February 1, 2000. The arrangement is made in accordance with the spirit of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards 1958. Under the arrangement, awards made by PRC arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong. Hong Kong arbitration awards are also enforceable in China.

FOREIGN EXCHANGE CONTROL

The foreign exchange control system is regulated by three sets of provisions. On December 28, 1993, the PBOC, with the authorization of the State Council, issued the Notice to Further Reform of the Foreign Exchange Control System, which became effective on January 1, 1994. Other main regulations and implementation measures include the PRC Foreign Exchange Control Regulations, which became effective on April 1, 1996 and was promulgated by the State Council on January 29, 1996 and amended on January 14, 1997, and the Regulations on the Foreign Exchange Settlement, Sale and Payments, which were promulgated by the PBOC on June 20, 1996 and became effective on July 1, 1996 and which contain detailed provisions regulating the settlement, sale and payment of foreign exchange by domestic enterprises, individuals, economic organizations and social organizations in the PRC.

The PBOC publishes, on each business day, the Renminbi exchange rate against other major foreign currencies. Such rate is set by reference to the previous days' trading price of Renminbi/major foreign currencies on the inter-bank foreign exchange market.

In general, all organizations and individuals within the PRC are required to sell their recurrent foreign exchange earnings to designated banks unless they have received a specific waiver. Foreign-invested enterprises, on the other hand, are permitted to retain a certain percentage of their recurring foreign exchange earnings and the sums retained may be deposited into foreign exchange bank accounts maintained with designated banks. Capital foreign exchange must be deposited into foreign exchange bank accounts maintained with designated banks and can generally be retained in such accounts.

At present, the Chinese government is relaxing its control over foreign exchange. Enterprises that require foreign exchange for recurring activities such as trading and payment of staff remuneration may purchase foreign exchange from designated banks, subject to the production of relevant supporting documents.

In addition, where an enterprise requires foreign exchange for the payment of dividends, such as the distribution of profits by a foreign-invested enterprise to its foreign investor, then, subject to the due payment of taxes on such dividends, the amount required may be withdrawn from funds in foreign exchange accounts maintained with designated banks, and where the amount of the funds in foreign exchange is insufficient, the enterprise may purchase additional foreign exchange from designated banks.

Despite the relaxation of foreign exchange control over current account transactions, the approval of the SAFE is still required before an enterprise may receive a foreign currency loan, provide a foreign exchange guarantee, make an investment outside the PRC or enter into any other capital account transaction that involves the purchase of foreign exchange.

When conducting foreign exchange transactions, the designated banks may, based on the exchange rate published by the PBOC and subject to certain limits, freely determine the applicable exchange rate.

HONG KONG LAWS AND REGULATIONS

SUMMARY OF MATERIAL DIFFERENCES BETWEEN HONG KONG AND PRC COMPANY LAW

The Hong Kong law applicable to a company incorporated in Hong Kong is based on the Companies Ordinance and supplemented by common law and the rules of equity that apply to Hong Kong.

As a joint stock limited liability company established in the PRC that is seeking a listing of H Shares on the Hong Kong Stock Exchange, we are governed by the PRC Company Law and all other rules and regulations promulgated pursuant to the PRC Company Law.

In the following sections, we summarize certain material differences between Hong Kong company law applicable to a company incorporated in Hong Kong and the PRC Company Law applicable to a joint stock limited liability company incorporated and existing under the PRC Company Law. This summary is, however, not intended to be an exhaustive comparison.

Share Capital

Under Hong Kong law, the authorized share capital of a Hong Kong company is the amount of share capital that the company is authorized to issue. A company is not bound to issue the entire amount of its authorized share capital. The authorized share capital of a Hong Kong company may be larger than the issued share capital. Hence, the directors of a Hong Kong company may, with the prior approval of the shareholders if required, cause the company to issue new shares. The PRC Company Law does not provide for authorized share capital. Our registered capital is the amount of our issued share capital. Any increase in our registered capital must be approved by our shareholders in a general meeting and the relevant PRC governmental and regulatory authorities.

Under the PRC Company Law, a company which is authorized by the relevant securities administration authority to list its shares on a stock exchange must have a registered capital of not less than RMB50 million. Hong Kong law does not prescribe any minimum capital requirements for companies incorporated in Hong Kong.

Under the PRC Company Law, the shares subscribed for in the form of intangible assets (excluding land use rights) generally may not exceed 20% of a joint stock limited company's registered capital. There is no such restriction on a Hong Kong company under Hong Kong law.

Restrictions on Shareholding and Transfer of Shares

Under PRC law, our Domestic Shares, which are denominated and subscribed for in Renminbi, may only be subscribed for or traded by the State, PRC legal persons and natural persons. Our overseas listed H Shares, which are denominated in Renminbi and subscribed for in a currency other than Renminbi, may only be subscribed for, and traded by, investors from Hong Kong, Macau and Taiwan or any country and territory outside the PRC.

Under the PRC Company Law, our Promoters are not allowed to transfer the Shares they hold for a period of three years after the date of our establishment. Similarly, our Directors, Supervisors and manager cannot transfer their Shares during their respective terms of office.

There are no such restrictions on shareholdings and transfer of shares under Hong Kong law.

Financial Assistance for Acquisition of Shares

Although the PRC Company Law does not prohibit or restrict us or our subsidiaries from providing financial assistance for the purpose of an acquisition of our Shares, the Mandatory Provisions contain restrictions on a company and its subsidiaries providing such financial assistance similar to those under the Hong Kong company law.

Variation of Class Rights

The PRC Company Law makes no specific provision relating to variation of class rights. However, the PRC Company Law states that the State Council can promulgate regulations relating to other kinds of shares. The Mandatory Provisions contain elaborate provisions relating to the circumstances which are deemed to be variations of class rights and the approval procedures required to be followed in respect thereof. These provisions have been incorporated in the Articles of Association, which are summarized in Appendix VII. Under the Companies Ordinance, no rights attached to any class of shares can be varied except (i) with the approval of a special resolution of the holders of the relevant class at a separate meeting, (ii) with the consent in writing of the holders of three-fourths in nominal value of the issued shares of the class in question, (iii) by agreement of all the members of the Company or (iv) if there are provisions in the articles of association relating to the variation of those rights, then in accordance with those provisions. The Company (as required by the Listing Rules and the Mandatory Provisions) has adopted in the Articles of Association provisions protecting class rights in a similar manner to those found in Hong Kong law. Holders of overseas listed foreign invested shares and domestic invested shares are defined in the Articles of Association as different classes, except where (i) the Company issues and allots, in any 12-month period,

pursuant to a shareholders' special resolution, not more than 20% of each of the issued overseas listed foreign invested shares and the issued domestic invested shares existing as at the date of the shareholders' special resolution; and (ii) the plan for the issue of domestic invested shares and listed foreign invested shares upon its establishment is implemented within 15 months following the date of approval by the CSRC. The Mandatory Provisions contain detailed provisions relating to circumstances which are deemed to constitute a variation of class rights.

Directors, Officers and Supervisors

The PRC Company Law, unlike Hong Kong company law, does not contain any requirements relating to the declaration of directors' interests in material contracts, interested directors being restricted from counting towards the quorum of, and voting at, a meeting of the board of directors at which a transaction in which a director is interested in being considered, restrictions on directors' authority in making major dispositions, restrictions on companies providing certain benefits, such as loans, to directors and guarantees in respect of directors' liability and prohibitions against compensation for loss of office without shareholders' approval. The Mandatory Provisions, however, contain certain restrictions on major dispositions and specify the circumstances under which a director may receive compensation for loss of office, all of which provisions have been incorporated in the Articles of Association, a summary of which is set out in Appendix VII.

Supervisory Committee

Under the PRC Company Law, our Directors and managers are subject to the supervision of a Supervisory Committee. There is no mandatory requirement for the establishment of a supervisory committee for a company incorporated in Hong Kong.

The Mandatory Provisions provide that each supervisor owes a duty, in the exercise of his powers, to act in good faith and honestly in what he considers to be our best interests and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Derivative Action by Minority Shareholders

Hong Kong law permits minority shareholders to start a derivative action on behalf of all shareholders against directors who have committed a breach of their fiduciary duties to the company if the directors control a majority of votes at a general meeting, thereby effectively preventing a company from suing the directors in breach of their duties in its own name. Although the PRC Company Law gives our shareholders the right to initiate proceedings in the people's court to restrain the implementation of any resolution passed by our shareholders in a general meeting, or by the Board, that violates any law or infringes the lawful rights and interests of our shareholders, there is no form of proceedings equal to a derivative action. The Mandatory Provisions, however, provide us with certain remedies against the Directors, Supervisors and officers who breach their duties to us. In addition, as a condition to the listing of our H Shares on the Hong Kong Stock Exchange and in accordance with our Articles of Association, each of our Directors and Supervisors is required to give an undertaking in favor

of us acting as agent for each of our shareholders. This allows minority shareholders to act against our Directors and Supervisors in default.

Protection of Minorities

Under Hong Kong law, a shareholder who complains that the affairs of a company incorporated in Hong Kong are conducted in a manner unfairly prejudicial to his interests may petition to the court to either wind up the company or make an appropriate order regulating the affairs of the company. In addition, on the application of a specified number of members, the Financial Secretary may appoint inspectors who are given extensive statutory powers to investigate the affairs of a company incorporated in Hong Kong. There is no specific provision in the PRC Company Law to guard against oppression by the majority shareholders of minority shareholders' but the Company, as required by the Mandatory Provisions, has adopted in its Articles of Association minority protection provisions similar to (though not as comprehensive as) those available under the Hong Kong law. These provisions state that a controlling shareholder may not exercise its voting rights in a manner prejudicial to the interests of our shareholders, may not relieve a Director or Supervisor of his duty to act honestly in our best interests or may not approve the expropriation by a Director or Supervisor of our assets or the individual rights of other shareholders.

Notice of Shareholders' Meetings

Under the PRC Company Law, notice of a shareholders' general meeting must be given not less than 30 days before the meeting or, in the case of a company having bearer shares, a public announcement of a shareholders' general meeting must be made at least 45 days prior to it being held. Under the Special Regulations and the Mandatory Provisions, 45 days' written notice must be given to all our shareholders and shareholders who wish to attend the meeting must reply in writing 20 days before the date of the meeting. For a Hong Kong limited company, the minimum period of notice of a general meeting where convened for the purpose of considering ordinary resolutions is 14 days and where convened for the purpose of considering special resolutions, is 21 days. The notice period for an annual general meeting is also 21 days.

Quorum for Shareholders' Meetings

Under Hong Kong law, the quorum for a general meeting is provided for in the articles of association of a company, but must be at least two members. The PRC Company Law does not specify any quorum requirement for a shareholders' general meeting, but the Special Regulations and the Mandatory Provisions provide that our general meeting may only be convened when replies to the notice of that meeting have been received from shareholders whose Shares represent 50% of the voting rights at least 20 days before the proposed date of the meeting, or if that 50% level is not achieved, we must within five days notify our shareholders by way of a public announcement and we may hold the shareholders' general meeting thereafter.

Voting

Under Hong Kong law, an ordinary resolution is passed by a simple majority of votes cast by members present in person or by proxy at a general meeting and a special resolution is passed by a majority of not less than three quarters of votes cast by members present in person or by proxy at a general meeting.

Under the PRC Company Law, the passing of any resolution requires more than one-half of the votes held by our shareholders present in person or by proxy at a shareholders' general meeting except in cases of proposed amendments to our Articles of Association, merger, division or dissolution, which require two-thirds of the votes held by shareholders present in person or by proxy at a shareholders' general meeting.

Financial Disclosure

We are required under the PRC Company Law to make available at our office for inspection by shareholders our annual balance sheet, profit and loss account, statement of changes in financial position and other relevant annexes 20 days before our shareholders' annual general meeting. In addition, we must publish our financial statements and our annual balance sheet must be verified by registered accountants. The Companies Ordinance requires a company incorporated in Hong Kong to send to every shareholder a copy of its balance sheet, auditors' report and directors' report, which are to be laid before the company in its annual general meeting, not less than 21 days before such meeting.

We are required under PRC law to prepare our financial statements in accordance with PRC accounting standards. The Mandatory Provisions require that we must, in addition to preparing our accounts according to PRC standards, have our accounts prepared and audited in accordance with international or Hong Kong accounting standards and our financial statements must also contain a statement of the financial effect of the material differences (if any) from the financial statements prepared in accordance with the PRC accounting standards. The Company is required to publish its interim and annual accounts within 60 days from the end of the first six months of a financial year and within 120 days from the end of a financial year, respectively.

The Special Regulations require that there should not be any inconsistency between the information disclosed within and outside the PRC and that, to the extent that there are differences in the information disclosed in accordance with the relevant PRC and overseas laws, regulations and requirements of the relevant stock exchanges, such differences should also be disclosed simultaneously.

Information on Directors and Shareholders

The PRC Company Law gives our shareholders the right to inspect our Articles of Association, minutes of the shareholders' general meetings and financial and accounting reports. Under the Articles of Association, shareholders have the right to inspect and copy (at reasonable charges) certain information on shareholders and on directors similar to that available to shareholders of Hong Kong companies under Hong Kong law.

Receiving Agent

Under the PRC Company Law and Hong Kong law, dividends once declared are debts payable to shareholders. The limitation period for debt recovery action under Hong Kong law is six years, while under the PRC law this limitation period is two years. The Mandatory Provisions require us to appoint a trust company registered under the Hong Kong Trustee Ordinance (Chapter 29 of the Laws of Hong Kong) as a receiving agent to receive on behalf of holders of H Shares dividends declared and all other monies owed by us in respect of our Shares.

Corporate Reorganization

Corporate reorganizations involving a company incorporated in Hong Kong may be effected in a number of ways, such as a transfer of the whole or part of the business or property of the company to another company in the course of being wound up voluntarily, pursuant to section 237 of the Companies Ordinance or a compromise or arrangement between the company and its creditors or between the company and its members pursuant to section 166 of the Companies Ordinance, which requires the sanction of the court. For PRC companies, such reorganizations are administratively considered and sanctioned under the PRC Company Law.

Dispute Arbitration

In Hong Kong, disputes between shareholders on the one hand, and a company incorporated in Hong Kong or its directors on the other, may be resolved through the courts. The Mandatory Provisions provide that such disputes should be submitted to arbitration at either the Hong Kong International Arbitration Centre ("HKIAC") or the China International Economic and Trade Arbitration Commission ("CIETAC"), at the claimant's choice.

Mandatory Deductions

Under the PRC Company Law, after tax profits of a company are subject to deductions of contributions to the statutory common reserve fund and the statutory public welfare fund of a company before they can be distributed to shareholders. There are prescribed limits under the PRC Company Law for such deductions. There are no corresponding provisions under the Companies Ordinance.

Remedies of the Company

Under the PRC Company Law, if a director, supervisor or manager in carrying out his duties infringes any law, administrative regulation or the articles of association of a company, which results in damage to the company, that director, supervisor or manager should be responsible to the company for such damages. In addition, in compliance with the Listing Rules, remedies of the Company similar to those available under the Hong Kong law (including rescission of the relevant contract and recovery of profits made by a Director, Supervisor or officer) have been set out in the Articles of Association.

Dividends

The Articles of Association empower the Company to withhold, and pay to the relevant tax authorities, any tax payable under PRC law on any dividends or other distributions payable to a shareholder. Under Hong Kong law, the limitation period for an action to recover a debt (including the recovery of dividends) is six years, whereas under PRC laws, the relevant limitation period is two years. The Company shall not exercise its powers to forfeit any unclaimed dividend in respect of H Shares until after the expiry of the applicable limitation period.

Fiduciary Duties

In Hong Kong, there is the common law concept of the fiduciary duty of directors. Under the PRC Company Law and the Special Regulations, directors, supervisors, officers, and managers owe a fiduciary duty towards their company and are not permitted to engage in any activities which compete with or damage the interests of their company.

Closure of Register of Shareholders

The Companies Ordinance requires that the register of shareholders of a company must not generally be closed for the registration of transfers of shares for more than 30 days (extendable to 60 days in certain circumstances) in a year, whereas the Company's Articles of Association provide, as required by the PRC Company Law, that share transfers may not be registered within 30 days before the date of a shareholders' meeting or within five days before the record date set for the purpose of distribution of dividends.

LISTING RULES

The Hong Kong Listing Rules provide additional requirements which apply to us as an issuer incorporated in the PRC as a joint stock limited liability company and seeking a primary listing or whose primary listing is on the Hong Kong Stock Exchange. Set out below is a summary of the principal provisions containing the additional requirements which apply to us.

Sponsor

We are required to retain for at least one year following our listing, or such shorter period as the Hong Kong Stock Exchange may in its absolute discretion permit, the services of a sponsor for our listing, or other financial adviser or professional firm which is acceptable to the Hong Kong Stock Exchange, to provide us with professional advice on continuous compliance with the Hong Kong Listing Rules, and to act at all times, in addition to our two authorized representatives, as our principal channel of communication with the Hong Kong Stock Exchange. The appointment of the sponsor may not be terminated until a replacement acceptable to the Hong Kong Stock Exchange has been appointed.

If the Hong Kong Stock Exchange is not satisfied that the sponsor is fulfilling its responsibilities adequately, it may require us to terminate the sponsor's appointment and appoint a replacement.

The sponsor must be satisfied that the Directors and the Supervisors appreciate the nature of their responsibilities and can be expected to honor their obligations required of them

under their respective undertakings, the Hong Kong Listing Rules and applicable laws and regulations.

The sponsor must keep the Company informed on a timely basis of changes in the Hong Kong Listing Rules and any new or amended law, regulation or code in Hong Kong applicable to the Company. It must act as the Company's principal channel of communication with the Hong Kong Stock Exchange if the authorized representatives of the Company are expected to be frequently outside Hong Kong.

Accountants' Report

An accountants' report will not normally be regarded as acceptable by the Hong Kong Stock Exchange unless the relevant accounts have been audited to a standard comparable to that required in Hong Kong. Such report will normally be required to conform to either Hong Kong accounting standards or International Accounting Standards.

Process Agent

We are required to appoint and maintain a person authorized to accept service of process and notices on our behalf in Hong Kong throughout the period during which our securities are listed on the Hong Kong Stock Exchange and must notify the Hong Kong Stock Exchange of his, her or its appointment, the termination of his, her or its appointment and his, her or its contact particulars.

Public Shareholding

If at any time we issue securities other than the H Shares which are listed on the Hong Kong Stock Exchange, the Hong Kong Listing Rules require that all of our H Shares must be held by the public, the H Shares must represent not less than 10% of our issued share capital and the aggregate number of our H Shares and other securities held by the public must constitute not less than 25% of our issued share capital.

Independent Non-Executive Directors and Supervisors

Independent non-executive Directors are required to demonstrate an acceptable standard of competence and adequate commercial or professional expertise to ensure that the interests of our general body of shareholders will be adequately represented. Supervisors must have the character, expertise and integrity and be able to demonstrate a standard of competence commensurate with their position as Supervisors.

Restrictions on Purchase of its Own Securities

Subject to governmental approvals and the Articles of Association, we may repurchase our own H Shares on the Hong Kong Stock Exchange in accordance with the provisions of the Hong Kong Listing Rules. Approval by way of special resolution of the holders of Domestic Shares and the holders of H Shares at separate class meetings conducted in accordance with the Articles of Association is required for share repurchases. In seeking approvals, we are required to provide information on any proposed or actual purchases of all or any of our equity securities, whether or not listed or traded on the Hong Kong Stock Exchange. We must also

state the consequences of any purchases which will arise under either or both of the Hong Kong Takeovers Codes and any similar PRC law of which Directors are aware, if any. Any general mandate given to Directors to repurchase H Shares must not exceed 10% of the total number of our existing issued H Shares.

Redeemable Shares

We must not issue any redeemable shares unless the Hong Kong Stock Exchange is satisfied that the relative rights of the holders of our H Shares are adequately protected.

Pre-emptive Rights

Except in the circumstances mentioned below, Directors are required to obtain the approval by a special resolution of shareholders in general meeting, and the approvals by special resolutions of the holders of Domestic Shares and H Shares (each being otherwise entitled to vote at general meetings) at separate class meetings conducted in accordance with the Articles of Association, prior to:

(i) authorizing, allotting, issuing or granting Shares or securities convertible into Shares, options, warrants or similar rights to subscribe for any Shares or such convertible securities; or

(ii) any major subsidiary making any such authorization, allotment, issue or grant so as materially to dilute the percentage of our equity interest in such subsidiary.

No such approval will be required, except to the extent that our existing shareholders have by special resolution in general meeting given a mandate to Directors, either unconditionally or subject to such terms and conditions as may be specified in the resolution, to authorize, allot or issue, either separately or concurrently once every 12 months, not more than 20% of each of the existing issued Domestic Shares and H Shares as at the date of the passing of the relevant special resolution or, such Shares as are part of our plan at the time of our establishment, to issue Domestic Shares and H Shares and which plan is implemented within 15 months from the date of approval by the State Council Securities Policy Committee.

Amendment to Articles of Association

We may not permit or cause any amendment to our Articles of Association which would cause them to cease to comply with the PRC Company Law, the Mandatory Provisions or the Listing Rules.

Documents for Inspection

We are required to make available at a place in Hong Kong for inspection by the public and our shareholders free of charge, and for copying by our shareholders at reasonable charges the following:

- a complete duplicate register of shareholders;
- a report showing the state of our issued share capital;
- our latest audited financial statements and the reports of the Directors, auditors and (if any) Supervisors, if any, thereon;

- special resolutions;
- reports showing the number and nominal value of securities repurchased by us since the end of the last financial year, the aggregate amount paid for such securities and the maximum and minimum prices paid in respect of each class of securities repurchased (with a breakdown between Domestic Shares and H Shares);
- a copy of the latest annual return filed with the PRC State Administration for Industry and Commerce or other competent PRC authority; and
- for shareholders only, copies of minutes of meetings of shareholders.

Receiving Agents

Under Hong Kong law, we are required to appoint one or more receiving agents in Hong Kong and pay to such agents dividends declared and other monies owed in respect of the H Shares to be held, pending payment, in trust for the holders of such H Shares.

Statements in Share Certificates

We are required to ensure that all our listing documents and share certificates include the statements stipulated below and to instruct and cause each of our share registrars not to register the subscription, purchase or transfer of any of our Shares in the name of any particular holder unless and until such holder delivers to the share registrar a signed form in respect of those Shares bearing statements to the following effect, that the acquirer of Shares:

- agrees with us and each shareholder, and we agree with each shareholder, to observe and comply with the PRC Company Law, the Special Regulations and the Articles of Association;
- agrees with us, each shareholder, Director, Supervisor, manager and other officer and we acting both for the company and for each Director, Supervisor, manager and other officer, agree with each shareholder to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning our affairs to arbitration in accordance with the Articles of Association. Any reference to arbitration will be deemed to authorize the arbitration tribunal to conduct its hearing in open session and to publish its award. Such arbitration will be final and conclusive;
- agrees with us and each shareholder that Shares are freely transferable by the holder thereof; and
- authorizes us to enter into a contract on his behalf with each Director and officer whereby such Directors and officers undertake to observe and comply with their obligations to shareholders as stipulated in the Articles of Association.

Compliance with the PRC Company Law, the Special Regulations and the Articles of Association

We are required to observe and comply with the PRC Company Law, the Special Regulations and the Articles of Association.

Contract between Us and Directors, Officers and Supervisors

We are required to enter into a contract in writing with every Director and officer containing at least the following provisions:

- an undertaking by the Director or officer to us to observe and comply with the PRC Company Law, the Special Regulations, the Articles of Association, the Hong Kong Takeovers Codes and an agreement that we shall have the remedies provided in the Articles of Association and that neither the contract nor his office is capable of assignment;
- an undertaking by the Director or officer to us acting as agent for each shareholder to observe and comply with his obligations to our shareholders as stipulated in the Articles of Association; and
- an arbitration clause which provides that whenever any differences or claims arise from the contract, our Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant law and administrative regulations concerning affairs between us and our Directors or officers and between a holder of H Shares and a Director or officer, such differences or claims will be referred to arbitration at either the CIETAC in accordance with its rules or the HKIAC in accordance with its Securities Arbitration Rules, at the election of the claimant and that once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant. Such arbitration will be final and conclusive.

We are also required to enter into a contract in writing with every Supervisor containing terms substantially similar to those for Directors.

If the party seeking arbitration elects to arbitrate the dispute or claim at HKIAC, then either party may apply to have such arbitration conducted in Shenzhen, according to the Securities Arbitration Rules of HKIAC.

PRC laws shall govern the arbitration of disputes or claims referred to above, unless otherwise provided by law or administrative regulations.

The award of the arbitral body is final and shall be binding on the parties thereto.

Disputes over who is a shareholder and over the share register do not have to be resolved through arbitration.

Subsequent Listing

We must not apply for the listing of our H Shares on a PRC stock exchange unless the Hong Kong Stock Exchange is satisfied that the relative rights of the holders of our H Shares are adequately protected.

GENERAL

If any change in the PRC law or market practices materially alters the validity or accuracy of any basis upon which the additional requirements have been prepared, the Hong Kong Stock Exchange may impose additional requirements or make listing of our H Shares subject to special conditions as the Hong Kong Stock Exchange may consider appropriate. Whether or not any such changes in the PRC law or market practices occur, the Hong Kong Stock Exchange retains its general power under the Hong Kong Listing Rules to impose additional requirements and make special conditions in respect of our listing.

OTHER LEGAL AND REGULATORY PROVISIONS

Upon our listing on the Hong Kong Stock Exchange, the provisions of the SFO, the Hong Kong Takeovers Codes and such other relevant ordinances and regulations as may be applicable to companies listed on the Hong Kong Stock Exchange will apply to us.

SECURITIES ARBITRATION RULES

The Articles of Association provide that certain claims arising from the Articles of Association or the PRC Company Law shall be arbitrated at either the CIETAC or the HKIAC in accordance with their respective rules.

The Securities Arbitration Rules of the HKIAC contain provisions allowing, upon application by any party, an arbitral tribunal to conduct a hearing in Shenzhen for cases involving the affairs of companies incorporated in the PRC and listed on the Hong Kong Stock Exchange so that PRC parties and witnesses may attend. Where any party applies for a hearing to take place in Shenzhen, the tribunal shall, where satisfied that such application is based on bona fide grounds, order the hearing to take place in Shenzhen conditional upon all parties, including witnesses and the arbitrators, being permitted to enter Shenzhen for the purpose of the hearing. Where a party, other than a PRC party or any of its witnesses or any arbitrator, is not permitted to enter Shenzhen, then the tribunal shall order that the hearing be conducted in any practicable manner, including the use of electronic media. For the purpose of the Securities Arbitration Rules, a PRC party means a party domiciled in the PRC other than the territories of Hong Kong, Macau and Taiwan.

PRC LEGAL MATTERS

Commerce & Finance Law Offices, our legal adviser on PRC law, has sent to us a letter dated June 14, 2004 confirming that it has reviewed the summaries of PRC company and securities regulations and the summaries of certain material differences between the Hong Kong company law and the PRC Company Law in so far as they relate to PRC law as contained in this Appendix and that, in its opinion, such summaries are correct summaries of relevant PRC laws and regulations. This letter is available for inspection as referred to in the Section headed "Documents Delivered to Registrar of Companies and Available for Inspection" in Appendix IX to this Prospectus.

This Appendix contains a summary of our Articles of Association. The principal objective is to provide potential investors with an overview of our Articles of Association. As the information contained below is a summary form, it does not contain all the information that may be important to potential investors. As stated in the paragraph headed "Documents Available for Inspection" in Appendix IX, a copy of the Articles of Association, together with an English translation, is available for inspection.

Our Articles of Associations were adopted by our shareholders in the extraordinary general shareholders' meeting held on March 9, 2004 and were approved by the CIRC on March 18, 2004. These Articles of Association will become effective on the Listing Date.

Directors and Other Officers

Power to Allot and Issue Shares

There is no provision in the Articles of Association empowering the Directors to allot and issue Shares.

To increase the capital of our Company, the Board is responsible for formulating proposals for approval at a shareholders' general meeting by way of special resolution. Any such increase must be conducted in accordance with the procedures stipulated by the relevant laws and administrative regulations.

Power to Dispose of the Assets of our Company or any Subsidiary

The Board is accountable to the shareholders' general meeting.

The Board shall not, without the prior approval of or consent shareholders in a general meeting, dispose or agree to dispose of, any fixed assets of our Company where the aggregate sum of the amount or value of the consideration, for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of our Company that has been completed in the period of four (4) months immediately preceding the proposed disposition, exceeds 33% of the value of our Company's fixed assets as shown in the last balance sheet placed before the shareholders in general meeting.

The validity of a disposition by our Company of fixed assets shall not be affected by the breach of the above paragraph.

For the purposes of the Articles of Association, a disposition of fixed assets includes an act involving the transfer of an interest in assets but does not include the provision of fixed assets by way of security.

The Board shall carry its duties in compliance with the laws, regulations, the Articles of Association and resolutions passed by the shareholders in general meetings.

Loans to Directors, Supervisors and Other Officers

Our Company shall not directly or indirectly make a loan to, or provide any guarantee in connection with, the making of a loan to a Director, Supervisor, CEO or other senior executive officer of our Company or of our Company's holding company or any of their respective associates. However, the following transactions are not subject to such prohibition:

- the provision by our Company of a loan or a guarantee of a loan to a company which is a subsidiary of our Company;

- the provision by our Company of a loan or a guarantee in connection with the making of a loan or any other funds to any of its Directors, Supervisors, CEO and other senior executive officers to meet expenditure incurred or to be incurred by him for the purposes of our Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in general meeting; and
- Our Company may make a loan to or provide a guarantee in connection with the making of a loan to any of the relevant Directors, Supervisors, CEO and other senior executive officers or their respective associates in the ordinary course of its business on normal commercial terms, provided that the ordinary course of business of our Company includes the lending of money or the giving of guarantees.

A loan made by our Company in breach of the above provisions shall be forthwith repayable by the recipient of the loan regardless of the terms of the loan.

A guarantee provided by our Company in breach of the above provisions shall be unenforceable against our Company, unless:

(1) the guarantee was provided in connection with a loan to an associate of any of the Directors, Supervisors, CEO and other senior executive officers of our Company or of our Company's holding company and at the time the loan was advanced the lender did not know the relevant circumstances; or

(2) the collateral provided by our Company has been lawfully disposed of by the lender to a bona fide purchaser.

For these purposes:

(a) a guarantee includes an undertaking or property provided to secure the performance of obligations by the obligor; and

(b) a definition of an associate as referred to in subsection Duties below applies, mutatis mutandis, to this provision.

Financial Assistance for the Acquisition of Shares in our Company or any Subsidiary

Subject to the exceptions in the Articles of Association, our Company and its subsidiaries shall not, by any means at any time, provide any kind of financial assistance (as defined below) to a person who is acquiring or is proposing to acquire shares of our Company. The said acquirer of shares of our Company includes a person who directly or indirectly incurs any obligations (as defined below) due to the acquisition of shares. Our Company and its subsidiaries shall not, by any means at any time, provide financial assistance to the said acquirer as referred to in the preceding paragraph for the purpose of reducing or discharging the obligations assumed by that person.

The following activities shall not be deemed to be prohibited activities:

- the provision of financial assistance by our Company where the financial assistance is given in good faith in the interest of our Company, and the principal purpose in giving the financial assistance is not for the acquisition of Shares, or the giving of the financial assistance is an incidental part of some larger purpose of our Company;

- the lawful distribution of our Company's assets by way of dividend;
- the allotment of bonus shares as dividends;
- a reduction of registered capital, a repurchase of Shares or a reorganization of the share capital structure of our Company effected in accordance with these Articles of Association;
- the lending of money by our Company within its scope of business and in the ordinary course of its business, where the lending of money is part of the scope of business of our Company (provided that the net assets of our Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits);
- the provision of money by our Company for contributions to staff and workers' share schemes (provided that the net assets of our Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

For these purposes:

(a) "financial assistance" includes (without limitation) the following meanings:

(1) gift;

(2) guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of obligations by the obligor), or compensation (other than compensation in respect of our Company's own default) or release or waiver of any rights;

(3) provision of loan or any other agreement under which the obligations of our Company are to be fulfilled before the obligations of another party, or a change in the parties to, or the novation of, or the assignment of rights arising under, such loan or agreement; or

(4) any other form of financial assistance given by our Company when our Company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

(b) "incurring an obligation" includes the incurring of obligations by the changing of the obligor's financial position by way of contract or the making of an arrangement (whether enforceable or not, and whether made on its own account or with any other persons), or by any other means.

Disclosure of Interests in Contracts with our Company or any of its Subsidiaries

Where a Director, Supervisor, CEO or other senior administrative officer of our Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with our Company, (other than his contract of service with our Company), he shall declare the nature and extent of his interests to the Board at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board.

Unless the interested Director, Supervisor, CEO or other senior administrative officer discloses his interests in accordance with the Articles of Association and the contract, transaction or arrangement is approved by the Board at a meeting in which the interested Director, Supervisor, CEO or other senior administrative officer is not counted in the quorum and refrains from voting, a contract, transaction or arrangement in which that Director, Supervisor, CEO or other senior executive officer is materially interested is voidable at the instance of our Company except as against a bona fide party thereto acting without notice of the breach of duty by the interested Director, Supervisor, CEO or other senior administrative officer.

For these purposes, a Director, Supervisor, CEO or other senior executive officer of our Company is deemed to be interested in a contract, transaction or arrangement in which an associate of him is interested.

Where a Director, Supervisor, CEO or other senior executive officer of our Company gives to the Board a general notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by our Company, such notice shall be deemed for the purposes of this paragraph to be a sufficient declaration of his interests, so far as the content stated in such notice is concerned, provided that such general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration on behalf of our Company.

Remuneration

The remuneration of Directors must be approved by shareholders in general meeting.

Appointment, Removal and Retirement

The term of office of the Chairman and the other Board members shall be three years. If the term of appointment of a director expires and he is re-elected, the director may be reappointed for consecutive terms.

Directors shall be elected and removed by the shareholders in general meeting (provided that the shareholders in general meeting complying with the laws and regulations and subject to claims under any contract). The procedures for the nomination, election and appointment of Directors are set forth below:

(1) Subject to the maximum number of Directors prescribed in the articles of association, candidates for Directors are nominated by the Board;

(2) The nominations committee will review the qualifications of the candidates for the Directors and make its recommendation to the Board for discussion. After receiving the Board's approval, such candidates shall be referred to the shareholders' meeting for consideration by way of a written resolution. The Board shall provide some basic background information, including the resumes, of the candidates to the shareholders.

(3) The shareholders' meeting shall hold a vote on the election of each candidate separately.

(4) If any alternative Director is to be appointed, a resolution shall be raised by the Board at the shareholders' meeting for the shareholders' consideration.

In addition to these procedures, shareholders holding five percent or more of the total number of the Company's voting shares are entitled to make new proposals in writing to the Company and have such proposals included in the meeting agenda a shareholders' general meeting. As a result, a shareholder holding five percent or more of the total number of the Company's voting shares has the right to nominate the candidate to be elected as a Director through a written proposal and have such proposal considered at the shareholders' general meeting.

The appointment of a director nominated under the above paragraph shall take effect when the shareholders resolutions effecting such appointment is passed.

The Board shall consist of nineteen Directors, of which one to three shall be independent non-executive Directors. The Board shall have one chairman and one or two vice-chairmen. The chairman and vice-chairman shall be elected and removed by a majority of all of the Directors. A Director is not required to hold shares of our Company.

A person may not serve as a Director, Supervisor, CEO and any other senior executive officer of our Company if any of the following circumstances apply:

- a person without legal or with restricted legal capacity;
- a person who has committed an offence of corruption, bribery, infringement of property, misappropriation of property or sabotaging the social economic order and has been punished because of committing such offence; or who has been deprived of his political rights, in each case where less than five (5) years have elapsed since the date of the completion of implementation of such punishment or deprivation;
- a person who is a former director, factory manager or manager of a company or enterprise which has entered into insolvent liquidation because of mismanagement and he is personally liable for the insolvency of such company or enterprise, where less than three (3) years have elapsed since the date of the completion of the insolvency and liquidation of the company or enterprise;
- a person who is a former legal representative of a company or enterprise which had its business license revoked due to a violation of the law and who incurred personal liability, where less than three (3) years has elapsed since the date of the revocation of the business license;
- a person who has a relatively large amount of debts due and outstanding;
- a person who is under criminal investigation or prosecution by judicial organization for violation of the criminal law which investigation or prosecution is not yet concluded;
- a person who is not eligible for enterprise leadership according to laws and administrative regulations;
- a non-natural person; or
- a person convicted of the contravention of provisions of relevant securities regulations by a relevant government authority, and such conviction involves a

finding that he has acted fraudulently or dishonestly, where less than five (5) years has elapsed since the date of the conviction.

The validity of an act of a Director, Supervisor, CEO or other senior executive officer on behalf of our Company is not, vis-a-vis a bona fide third party, affected by any irregularity in his office, election or any defect in his qualification.

Borrowing Powers

On condition of compliance with applicable laws and regulations of the PRC, our Company has the power to raise and borrow money, which power includes, without limitation, the issue of debentures, the charging or mortgaging of part or whole of our Company's business or properties and other rights permitted by PRC laws and administrative regulations. The Articles of Association do not contain any specific provision in respect of the manner in which borrowing powers may be exercised by the Directors nor do they contain any specific provision in respect of the manner in which such powers may be varied, other than: (a) provisions which give the Directors the power to formulate proposals for the issuance of debentures by our Company; and (b) provisions which provide that the issuance of debentures must be approved by the shareholders in a general meeting by way of a special resolution.

Duties

In addition to obligations imposed by laws, administrative regulations or required by the stock exchanges on which Shares are listed, each of our Company's Directors, Supervisors, CEO and other senior executive officers owes a duty to each shareholder, in the exercise of the functions and powers of our Company entrusted to him:

- not to cause our Company to exceed the scope of the business stipulated in its business license;
- to act honestly in the best interest of our Company;
- not to expropriate in any guise our Company's property, including (without limitation) usurpation of opportunities advantageous to our Company;
- not to expropriate the individual rights of shareholders, including (without limitation) rights to distribution and voting rights, save pursuant to a restructuring of our Company submitted to shareholders for approval in accordance with the Articles of Association.

Each of our Company's Directors, Supervisors, CEO and other senior executive officers owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Each of our Company's Directors, Supervisors, CEO and other senior executive officers shall exercise his powers or carry on his duties in accordance with the principle of fiduciary and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation) discharging the following obligations:

- to act honestly in the best interests of our Company;
- to exercise powers within the scope of his powers and not to exceed those powers;

- to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in general meeting, not to delegate the exercise of his discretion;
- to treat shareholders of the same class equally and to treat shareholders of different classes fairly;
- except in accordance with the Articles of Association or with the informed consent of shareholders given in general meeting, not to enter into any contract, transaction or arrangement with our Company;
- without the informed consent of shareholders given in general meeting, not to use our Company's property for his own benefit;
- not to exploit his position to accept bribes or other illegal income or expropriate our Company's property by any means, including (without limitation) opportunities advantageous to our Company;
- without the informed consent of shareholders given in general meeting, not to accept commissions in connection with our Company's transactions;
- to abide by the Articles of Association, faithfully execute his official duties and protect our Company's interests, and not to exploit his position and power in our Company to advance his own private interests;
- not to compete with our Company in any form unless with the informed consent of shareholders given in general meeting;
- not to misappropriate our Company's funds or lend such funds to others, not to open accounts in his own name or other names for the deposit of our Company's assets and not to provide a guarantee for debts of a shareholder of our Company or other individual(s) with our Company's assets; and
- unless otherwise permitted by informed shareholders in general meeting, to keep in confidence information acquired by him in the course of and during his tenure and not to use the information other than in furtherance of the interests of our Company, save that disclosure of such information to the court or other governmental authorities is permitted if; (i) disclosure is made under compulsion of law; (ii) the interests of the public require disclosure; (iii) the interests of the relevant Director, Supervisor, CEO or other senior executive officer require disclosure.

Each Director, Supervisor, CEO or other senior executive officer of our Company shall not cause the following persons or institutions ("associates") to do what he is prohibited from doing:

(1) the spouse or minor child of that Director, Supervisor, CEO or other senior executive officer;

(2) a person acting in the capacity of trustee of that Director, Supervisor, CEO or other senior executive officer or any person referred to in the preceding paragraph;

(3) a person acting in the capacity of partner of that Director, Supervisor, CEO or other senior executive officer or any person referred to in paragraphs (1) and (2) above;

(4) a company in which that Director, Supervisor, CEO or other senior executive officer, alone or jointly with one or more persons referred to in paragraphs (1), (2) and (3) above and other Directors, Supervisors, CEO and other senior executive officers have a de facto controlling interest; and

(5) the Directors, Supervisors, CEO and other senior executive officers of the controlled company referred to in the preceding paragraph.

The fiduciary duties of the Directors, Supervisors, CEO and other senior executive officers of our Company do not necessarily cease with the termination of their tenure. The duty of confidence in relation to trade secrets of our Company survives the termination of their tenure. Other duties may continue for such period as fairness may require depending on the time lapse between the termination and the act concerned and the circumstances under which the relationships between them and our Company are terminated.

In addition to any rights and remedies provided by the laws and administrative regulations, where a Director, Supervisor, manager or other senior administrative officer of our Company is in breach of his duties to our Company, our Company has a right to:

- claim damages from the Director, Supervisor, CEO or other senior executive officer in compensation for losses sustained by our Company as a result of such breach;
- rescind any contract or transaction entered into by our Company with the Director, Supervisor, CEO or other senior executive officer or with a third party (where such third party knows or should know that there is such a breach of duties by such Director, Supervisor, CEO or other senior executive officer);
- demand an account of the profits made by the Director, Supervisor, CEO or other senior executive officer in breach of his duties;
- recover any funds received by the Director, Supervisor, CEO or other senior executive officer to the use of our Company, including (without limitation) commissions; and
- demand payment of the interest earned or which may have been earned by the Director, Supervisor, CEO or other senior executive officer on the funds that should have been paid to our Company

Subject to the Articles of Association, a Director, Supervisor, CEO or other senior executive officer of our Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a general meeting.

Right of directors to be indemnified by the Company

To the extent permitted under applicable laws and regulations and subject to the Articles of Association, the Company can purchase and maintain insurance against any liability for any director of the Company and will indemnify every director out of its own assets against any liability incurred by him as a director in defending any civil or criminal proceedings which relate to anything done or omitted, or claimed to have been done or omitted, by him as a director of

the Company (excluding however anything done or omitted by a director involving any gross negligence or misconduct or fraud on the part of a director);

- in which judgment is given in his favor;
- in which he is acquitted; or
- in connection with any application under any legislation for relief from liability in respect of any such act or omission where relief is granted to him by the court.

Alterations to Constitutional Documents

Our Company may amend its Articles of Association in accordance with the requirements of law, administrative regulation and the Articles of Association.

Amendments to the Articles of Association involving the contents of the Mandatory Provisions shall become effective upon approvals by the companies approving department authorized by the China Insurance Regulatory Commission and Securities Authority of the State Council. If there is any change relating to the registered particulars of our Company, application shall be made for registration of the changes in accordance with law.

Variation of Rights of Existing Shares or Classes of Shares

Rights conferred on any class of shareholders in the capacity of shareholders ("class rights") may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by holders of shares of that class at a separate meeting conducted in accordance with the Articles of Association.

Subject to all relevant PRC laws and regulations, shares of the same class of a PRC domestic joint stock limited company shall have the same rights and benefits. Under the PRC Insurance Law, any acquisition of shares that results in the holder, including any H Share holder, that owns, directly or indirectly, 10% or more of our issued and outstanding Shares requires the prior approval of the CIRC. Our Articles of Association provide that, without the prior approval of the CIRC, any shareholder that owns, directly or indirectly, more than 10% or such percentage as specified by the CIRC from time to time, whichever is higher, of our issued and outstanding Shares will not be able to exercise, with respect to the amount of Shares held by such shareholder that is in excess of the applicable ownership limitations, the right to vote at the general or class meeting of our shareholders or to nominate directors and supervisors. If a shareholder has obtained the prior approval of the CIRC and then acquired Shares of our Company that results in the shareholder owning, directly or indirectly, more than 10% of our issued and outstanding Shares, such shareholder will be able to exercise all the rights associated with respect to all of the Shares owned by such shareholder, including the right to vote at the general or class meeting of our shareholders or to nominate directors and supervisors.

The following circumstances shall be deemed to be variation or abrogation of the class rights of a class:

(1) to increase or decrease the number of shares of such class, or increase or decrease the number of shares of class having voting or equity rights or privileges equal or superior to those of the shares of such class;

(2) to effect an exchange of all or part of the shares of such class into shares of another class or to effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class;

(3) to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of such class;

(4) to reduce or remove a dividend preference or a liquidation preference attached to shares of such class;

(5) to add, remove or reduce conversion privileges, options, voting rights, transfer or preemptive rights, or rights to acquire securities of our Company attached to shares of such class;

(6) to remove or reduce rights to receive payment payable by our Company in particular currencies attached to shares of such class;

(7) to create a new class of shares having voting or equity right or privileges equal or superior to those of the shares of such class;

(8) to restrict the transfer or ownership of the shares of such class or add to such restriction;

(9) to allot and issue rights to subscribe for, or convert into, shares in our Company of such class or another class;

(10) to increase the rights or privileges of shares of another class;

(11) to restructure our Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring; and

(12) to vary or abrogate provisions in the Articles of Association.

Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning paragraphs (2) to (8), (11) and (12) above, but interested shareholder(s) (as defined below) shall not be entitled to vote at class meetings.

Resolutions of a class of shareholders shall be passed by votes representing two-thirds or more of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.

Written notice of a class meeting shall be given forty-five (45) days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to our Company twenty (20) days before the date of the class meeting.

If the number of shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches one half or more of the voting shares at the class meeting, our Company may hold the class meeting; if not, our Company shall within five (5) days notify the shareholders of the class, again by public notice, of the

matters to be considered, the date and the place for the class meeting. Our Company may then hold the class meeting after such publication of such notice.

Notice of class meetings need only be served on shareholders entitled to vote thereat.

Meetings of any class of shareholders shall be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions of the Articles of Association relating to the manner of conducting any shareholders' general meeting shall apply to any meeting of a class of shareholders. Holders of domestic-invested shares and foreign-invested shares are deemed to be shareholders of different classes.

The special procedures for voting at a class of shareholders shall not apply in the following circumstances:

(1) where our Company issues, upon the approval by a special resolution of its shareholders in general meeting, either separately or concurrently once ever twelve months, not more than 20% of each of its existing issued domestic-invested shares and overseas-listed foreign-invested shares; or

(2) where our Company's plan to issue domestic-invested shares and overseas-listed foreign-invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the Securities Authority of the State Council.

For the purposes of the class rights provisions of the Articles of Association, the meaning of "interested shareholder(s)" is:

(1) in the case of a repurchase of Shares by offers to all shareholders or public dealing on a stock exchange, a "controlling shareholder" within the meaning of the Articles of Association;

(2) in the case of a repurchase of Shares by an off-market contract, a holder of the Shares to which the proposed contract relates; and

(3) in the case of a restructuring of our Company, a shareholder within a class who bears less than a proportionate burden imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

Resolutions — Majority Required

Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

To adopt a special resolution, votes representing two-thirds or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

Voting Rights (generally, on a poll and right to demand a poll)

The ordinary shareholders of our Company have the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat. A shareholder (including proxy) when voting at a shareholders' general meeting may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

At any general meeting of shareholders a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

- by the chairman of the meeting;
- by at least two shareholders entitled to vote present in person or by proxy; or
- by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution. The demand for a poll may be withdrawn by the person who makes such demand.

A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at a meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his votes in the same way.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to one additional vote.

Requirements for Annual General Meetings

The Board shall convene an annual shareholders' meeting once each year and within six (6) months from the close of the preceding financial year.

Accounts and Audit

Our Company shall establish its financial and accounting system and internal audit system in accordance with the laws, administrative regulations and PRC accounting standards formulated by the finance regulatory department of the State Council.

The Company will establish a committee called the "Audit Committee" which shall report and be responsible to the Board. The Audit Committee shall act within such terms of reference and shall have such responsibilities and powers as the Board may from time to time determine.

The Audit Committee shall be appointed by the Board from among the directors of the Company and shall consist of three (3) members.

The Board shall place before the shareholders at every annual general meeting such financial reports as are required by any laws, administrative regulations or directives promulgated by competent regional and central governmental authorities to be prepared by our Company.

Our Company's financial reports shall be made available for shareholders' inspection at our Company twenty (20) days before the date of every shareholders' annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports.

The financial statements of our Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either International Financial Reporting Standards, or that of the overseas place where our Company's shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in an appendix to the financial statements. When our Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted.

Any interim results or financial information published or disclosed by our Company must also be prepared and presented in accordance with PRC accounting standards and regulations, and also in accordance with either International Financial Reporting Standards or that of the overseas place where our Company's shares are listed.

Our Company shall publish its financial reports twice every fiscal year, that is, the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year and the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year.

Notice of Meetings and Business to be Conducted Thereat

The shareholders' general meeting is the organ of authority of our Company and shall exercise its functions and powers in accordance with law.

Our Company shall not, without the prior approval of shareholders in general meeting, enter into any contract with any person other than a Director, Supervisor, CEO or other senior executive officer whereby the management and administration of the whole or any substantial part of the business of our Company is to be handed over to such person.

Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meeting shall be convened by the Board.

Under any of the following circumstances, the Board shall convene an extraordinary general meeting within two (2) months:

- when the number of Directors is less than the number of Directors required by the PRC Company Law or two-thirds of the number of Directors specified in the Articles of Association;

- when the unrecovered losses of our Company amount to one-third of the total amount of its share capital;
- when shareholder(s) holding 10% or more of our Company's issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;
- when deemed necessary by the Board or as requested by the supervisory committee; or
- when at least 2 independent Directors request convening of an extraordinary general meeting.

When our Company convenes a shareholders' general meeting, written notice of the meeting shall be given forty-five (45) days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to our Company twenty (20) days before the date of the meeting.

When our Company convenes a shareholders' annual general meeting, shareholders holding 5% or more of the total voting shares of our Company shall have the right to propose new motions in writing, and Our Company shall place matters in the proposed motions within the scope of functions and powers of the shareholders' general meeting on the agenda.

A shareholders' extraordinary general meeting shall not decide on those matters not stated in the notice of meeting.

Our Company shall, based on the written replies received twenty (20) days before the date of the shareholders' general meeting from the shareholders, calculate the number of voting shares represented by shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of our Company's total voting shares, our Company may hold the meeting. If not, then our Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the place and the date for the meeting. Our Company then may hold the meeting after such publication of such notice.

A notice of meeting of shareholders shall comply with the following requirements:

- be in writing;
- specify the place, the day and the hour of the meeting;
- list out the share registration date of shareholders who are entitled to attend the meeting
- state the name and telephone number of the regular contact person of the meeting
- state the matters to be discussed at the meeting;
- provide such information and explanations as are necessary for the shareholders to exercise an informed judgment on the proposals before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate our Company with another, to repurchase shares, to reorganize the share capital, or to restructure

our Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

- contain a disclosure of the nature and extent, if any, of the material interests of any Director, Supervisor, CEO, COO or other senior executive officer in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;
- contain the full text of any special resolution proposed to be moved at the meeting;
- contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder; and
- specify the time and place for lodging proxy forms for the relevant meeting.

Notice of shareholders' general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by delivery or prepaid airmail to their addresses as shown in the register of shareholders. For the holders of Domestic Shares, notice of the meetings may be issued by way of public notice.

The public notice shall be published in one or more newspapers designated by the securities governing authority of the State Council within the interval between forty-five (45) days and fifty (50) days before the date of the meeting. After the publication of such notice, the holders of domestic-invested Shares shall be deemed to have received the notice of the relevant shareholders' general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

- work reports of the Board and the supervisory committee;
- plans formulated by the Board for the distribution of profits and for making up losses;
- removal of the members of the Board and members of the supervisory committee, their remuneration and method of payment;
- annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of our Company; and
- matters other than those required by the laws and administrative regulations or by the Articles of Association to be adopted by special resolution.

The following matters shall be resolved by a special resolution at a shareholders' general meeting:

- the increase or decrease of share capital and the issue of shares of any class, warrants and other similar securities;
- the repurchase of shares of our Company;
- the issue of debentures of our Company;

- the division, merger, dissolution and liquidation of our Company;
- amendments to the Articles of Association; and
- any other matters considered by the shareholders' general meeting, by way of an ordinary resolution, to be of a nature which may have a material impact on our Company and should be adopted by a special resolution.

The following acts or things may only be done with the prior approval of an affirmative vote of more than two-thirds of the Board and the prior affirmative approval of the shareholders of the Company holding in aggregate more than two-thirds of the total number of issued shares in the capital of the Company:

- propose or implement any acquisition or realization of assets where:
  - (i) the value of the assets being acquired or realized represents 50% or more of the book value of the net tangible assets of the Company as disclosed in the latest audited accounts of the Company; or
  - (ii) the net profit before tax and extraordinary items attributable to the assets being acquired or realized as disclosed in the latest audited accounts represents 50% or more of such net profit of the Company as disclosed in the latest audited accounts of the Company; or
  - (iii) the aggregate value of the consideration given or received represents 50% or more of the book value of the net tangible assets of the Company as disclosed in the latest audited accounts of the Company; or
  - (iv) the value of the equity capital issued as consideration by the Company represents 50% or more of the value of the equity capital previously in issue; or
  - (v) a change in control of the Company occurs through the introduction of a majority holder or group of holders of Shares;

  excluding for the avoidance of doubt any transaction between the Company and its Subsidiaries.

- the entering into of any agreement or arrangement with any shareholder, director, supervisor, officer of the Company or any of their associate (as "associate" is defined below) ("connected person") but excluding:
  - (i) the acquisition or realization of consumer goods or services by the Company from or to a connected person in the ordinary and usual course of business of the Company on normal commercial terms;
  - (ii) any transaction on normal commercial terms in which the total consideration or value is or represents less than the higher of either Rmb10,000,000 or 3% of the book value of the net tangible assets of the Company as disclosed in the latest audited accounts of the Company; and
  - (iii) agreements on normal commercial terms with any shareholders pertaining to the appointment of global coordinator or other syndicate position in relation to the Company's public offering of Shares in any recognized securities exchange or pertaining to any consultancy arrangements.

"Associate" herein shall mean in relation to any person:

(i) his spouse and any child or step child under the age of 18 years of that person;

(ii) the trustees, acting in their capacity as such trustees, of any trust of which that person or any of his family interests is a beneficiary or in the case of a discretionary trust, is a discretionary object;

(iii) any company in the equity capital of which that person and/or his family interests together taken are, directly or indirectly, interested so as to exercise or control the exercise of 30% or more of the voting power at general meetings or are able to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company.

Transfer of Shares

All the fully paid-up H Shares can be freely transferred in accordance with the Articles of Association. For H Shares listed on the HKEx, unless the requirements stipulated in the Articles of Association are met, the Board may refuse to accept any transfer documents without giving any explanation for such refusal.

The alteration and rectification of each part of the share register shall be carried out in accordance with the laws of the place where the register is maintained.

No changes in the shareholders' register due to the transfer of shares may be made within thirty (30) days before the date of a shareholders' general meeting or within five (5) days before the record date for our Company's distribution of dividends. The record date of a shareholders' meeting shall be at least four (4) business days before such shareholders' meeting.

Power of our Company to Purchase its Own Shares

In accordance with the provisions of the Articles of Association, our Company may reduce its registered share capital.

Our Company may, with approval according to the procedures provided in the Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

- cancellation of shares for the reduction of its capital;
- merging with another company that holds shares in our Company; and
- other circumstances permitted by laws and administrative regulations.

Our Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

- making a pro rata general offer of repurchase to all of its shareholders;
- repurchase shares through public dealing on a stock exchange; or
- repurchase by an off-market agreement.

Where our Company repurchases its shares by an off-market agreement, the prior sanction of shareholders shall be obtained in accordance with the Articles of Association. Our Company may release, vary or waive its rights under a contract so entered into by our Company with the prior approval of shareholders obtained in the same manner.

A contract to repurchase shares includes (without limitation) an agreement to become obliged to repurchase or an acquisition of the right to repurchase shares of our Company. Rights of our Company under a contract to repurchase its shares are not capable of being assigned.

Shares repurchased in accordance with law by our Company shall be cancelled within the period prescribed by laws and administrative regulations, and our Company shall apply to the original companies registration authority for registration of the change of its registered shares capital. The amount of our Company's registered shares capital shall be reduced by the aggregate par value of those cancelled shares.

Unless our Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its issued shares:

- where our Company repurchases shares of our Company at par value, payment shall be made out of book surplus distributable profits of our Company or out of proceeds of a fresh issue of shares made for that purpose;

- where our Company repurchases shares of our Company at a premium to its par value, payment up to the par value shall be made out of the book surplus distributable profits of our Company or out of the proceeds of a fresh issue of shares made for that purpose. Payment of the portion in excess of the par value shall be effected as follows: (i) if the shares being repurchased were issued at par value, payment shall be made out of the book surplus distributable profits of our Company; or (ii) if the shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus distributable profits of our Company or out of the proceeds of a fresh issue of shares made for that purpose, provided that the amount paid out of the proceeds of the fresh issue shall not exceed the aggregate of premiums received by our Company on the issue of the shares repurchased nor the current amount of our Company's share premium account (including the premiums on the fresh issue);

- payment by our Company in consideration of the following shall be made out of our Company's distributable profits: (i) acquisition of rights to repurchase shares of our Company; (ii) variation of any contract to repurchase shares of our Company; and (iii) release of any of our Company's obligation under any contract to repurchase shares of our Company; and

- after our Company's registered shares capital has been reduced by the total par value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profits of our Company for payment of the par value portion of the shares repurchased shall be transferred to our Company's share premium account.

Power for Any Subsidiary of Our Company to Own Shares in our Company

There are no provisions in the Articles of Association preventing ownership of shares in our Company by a subsidiary.

Dividends and Other Methods of Profit Distribution

Our Company may distribute dividends in the following manner:

- cash; or
- shares.

Dividends or other payments declared by our Company to be payable to holders of domestic-invested shares shall be declared and calculated in Renminbi, and paid in Renminbi. Those payable to holders of foreign-invested shares shall be declared and calculated in Renminbi, and paid in the local currency at the place where such foreign-invested shares are listed (if there is more than one place of listing, then the principal place of listing as determined by the Board).

Our Company shall appoint receiving agents on behalf of the H Shares to receive on behalf of such shareholders dividends declared and all other monies owing by our Company in respect of their H Shares. The receiving agents appointed on behalf of holders of the H Shares shall be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Proxies

Any shareholder entitled to attend and vote at a meeting of our Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxy to attend and vote on his behalf, and a proxy so appointed shall:

- have the same right as the shareholder to speak at the meeting;
- have authority to demand or join in demanding a poll; and
- have the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity either under seal or under the hand of a director or attorney duly authorized. The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notary certified copy of that power of attorney or other authority, shall be deposited at the residence of our Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the resolution.

If the appointer is a legal entity, its legal representative or such person as is authorized by resolution of its board of directors or other governing body to act as its representative may attend at any meeting of shareholders of our Company as a representative of the appointer.

Any form issued to a shareholder by the Directors for use by him for appointing a proxy to attend and vote at a meeting of our Company shall be such as to enable the shareholder,

according to his intention, to instruct the proxy to vote in favor of or against each resolution dealing with business to be transacted at the meeting. Such a form shall contain a statement that in the absence of instructions by the shareholder the proxy may vote as he thinks fit.

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or loss of capacity of the appointer or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy is given, provided that no notice in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by our Company at its residence before the commencement of the meeting at which proxy is used.

Calls on Shares and Forfeiture of Shares

There are no provisions in the Articles of Association relating to the making of calls on shares or for the forfeiture of shares.

Rights of Shareholders (including inspection of register)

The ordinary shareholders of our Company shall enjoy the following rights:

- the right to dividends and other distributions in proportion to the number of shares held;
- the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat;
- the right of supervisory management over our Company's business operations, and the rights to present proposals or to raise enquires;
- the right to transfer shares in accordance with laws, administrative regulations and provisions of the Articles of Association;
- the right to obtain relevant information in accordance with the provisions of the Articles of Association, including: (i) the right to obtain a copy of the Articles of Association, subject to payment of the cost of such copy; (ii) the right to inspect and copy, subject to payment of a reasonable charge: (a) all parts of the register of shareholders; (b) personal particulars of each of our Company's Directors, Supervisors, CEO, COO and other senior executive officers as follows: (1) present name and alias and any former name and alias; (2) principal address (residence); (3) nationality; (4) primary and all other part-time occupations; and (5) identification document and its number; (c) report on the state of our Company's share capital; (d) reports showing the number, aggregate par value, quantity, maximum and minimum price paid in respect of each class of shares repurchased by our Company since the end of the last accounting year and the aggregate amount incurred by our Company for this purpose; and (e) minutes of shareholders' general meetings;
- in the event of the termination or liquidation of our Company, to participate in the distribution of remaining assets of our Company in accordance with the number of shares held; and
- other rights conferred by laws, administrative regulations and the Articles of Association.

Quorum for Meetings and Separate Class Meetings

Our Company may convene a shareholders' general meeting where the number of voting shares represented by those shareholders from whom our Company has received, twenty (20) days before the meeting, notices of intention to attend the meeting reaches one half or more of our Company's voting shares; or, if not, where our Company has between fifteen (15) and twenty (20) days before the meeting publicly announced the particulars of the meeting.

Our Company may convene a class meeting where the number of voting shares represented by those shareholders from whom our Company has received, twenty (20) days before the meeting, notices of intention to attend the meeting reaches one half or more of the total number of voting shares of that class; or, if not, where our Company has between fifteen (15) and twenty (20) days before the meeting publicly announced the particulars of the meeting.

Rights of the Minorities in Relation to Fraud or Oppression

In addition to obligations imposed by laws, administrative regulations or required by the stock exchange on which Shares of our Company are listed, a controlling shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders of our Company:

- to relieve a Director or Supervisor of his duty to act honestly in the best interests of our Company;
- to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person), in any guise, of our Company's assets, including (without limitation) opportunities beneficial to our Company; or
- to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including (without limitation) rights to distributions and voting rights save pursuant to a restructuring submitted to shareholders for approval in accordance with the Articles of Association.

For these purposes, a "controlling shareholder" means a person who satisfies any one of the following conditions:

- he alone, or acting in concert with others, has the power to elect more than half of the Board;
- he alone, or acting in concert with others, has the power to exercise or to control the exercise of 30% or more of the voting rights in our Company;
- he alone, or acting in concert with others, holds 30% or more of the issued and outstanding shares of our Company; or
- he alone, or acting in concert with others, in any other manner controls our Company in fact.

See also the Section headed "Variation of Rights of Existing Shares or Classes of Shares" above.

Procedures on Liquidation

Our Company shall be dissolved and liquidated upon the occurrence of any of the following events:

- a resolution for dissolution is passed by shareholders at a general meeting;
- dissolution is necessary due to a merger or division of our Company;
- our Company is legally declared bankrupt due to its failure to repay debts due; or
- our Company is ordered to close down because of its violation of laws and administrative regulations.

The dissolution of our Company has to be approved by China Insurance Regulatory Commission.

Where the Board proposes to liquidate our Company due to causes other than where our Company has declared that it is insolvent, the Board shall include a statement in its notice convening a shareholders' general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of our Company, the Board is of the opinion that our Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders in general meeting for the liquidation of our Company, all functions and powers of the Board shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders' general meeting to make a report at least once every year to the shareholders' general meeting on the committee's receipts and payments, the business of our Company and the progress of the liquidation and to present a final report to the shareholders' general meeting on completion of the liquidation.

Other Provisions Material to our Company and our Shareholders

General Provisions

Our Company is a joint stock limited company in perpetual existence.

The Articles of Association take effect from the date of listing on the HK Ex. From the date of the Articles of Association becoming effective, the Articles of Association constitute a legally binding document regulating our Company's organization and activities, and the rights and obligations between our Company and each shareholder and among the shareholders *inter se*.

Our Company may invest in other limited liability companies or joint stock limited companies. Our Company's liabilities to an investee company shall be limited to the amount of its capital contribution to such investee company.

Upon approval of the companies approving department authorized by the State Council, our Company may, according to its need of operation and management, operate as a holding company.

Our Company may, based on its requirements for operation and development and in accordance with the relevant provisions of the Articles of Association, approve an increase of capital.

Our Company may increase its capital in the following ways:

- offering new shares to non-specialty-designated investors for subscription;
- placing new shares to its existing shareholders;
- distributing new shares to its existing shareholders by way of bonus issues;
- offering new shares through capitalization of the Company's capital reserve;
- issuing convertible bonds;
- issuing shares to employer share-holding entity in accordance to lawful employee share scheme; and
- any other way permitted by law and administrative regulations.

Our Company's increase of capital by issuing new shares shall, after being approved in accordance with the provisions of the Articles of Association, be conducted in accordance with the procedures stipulated by relevant laws and administrative regulations.

Unless otherwise provided by law or administrative regulation, shares in our Company are freely transferable and are not subject to any lien.

When our Company reduces its registered share capital, it must draw up a balance sheet and an inventory of assets. Our Company shall notify its creditors within ten (10) days of the date of our Company's resolution for reduction of share capital and shall publish a notice in a newspaper at least three times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receiving the notice from our Company or, in the case of a creditor who does not receive the notice, within ninety (90) days of the date of the first public notice, to demand our Company to repay its debts or provide a corresponding guarantee for such debt. Our Company's registered capital after reduction shall not be less than the statutory minimum amount.

The ordinary shareholders of our Company shall assume the following obligations:

- to abide by the Articles of Association;
- to pay subscription funds according to the number of shares subscribed and the method of subscription; and
- other obligations imposed by laws, administrative regulations and the Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription.

Secretary of the Board

The Secretary of the Board shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the Board. His primary responsibilities include:

- to ensure that our Company's documents and records are complete;
- to be responsible for the organization and preparation of the documents for the Board and shareholders' general meeting, to take minutes of meetings and to ensure that the meeting policies are in conformity with the legal procedures;
- to ensure that the register of shareholders is properly maintained, to ensure that persons who are entitled to obtain our Company's records and documents can timely obtained the relevant records and documents;
- to be responsible for the organization and coordination of information disclosure, ensuring that our Company's disclosure is timely, accurate, lawful, truthful and complete; coordinate the relationship with the investors, and enhance the transparency of our Company;
- to perform other duties as stipulated under the relevant laws, regulations and the Articles of Association.

Supervisory Committee

Our Company shall have a Supervisory Committee. The Directors, managers and other senior executive officers shall not act concurrently as Supervisors. The Supervisory Committee shall be composed of 9 Supervisors. One of the members of the Supervisory Committee shall act as the chairman. The term of office of Supervisors shall be three years, renewable upon re-election and reappointment. The election or removal of the chairman of the Supervisory Committee shall be determined by two-thirds or more of the members of the Supervisory Committee. The chairman of the Supervisory Committee shall organize and exercise the functions and powers of the Supervisory Committee. The term of office of the chairman shall be three years, renewable upon re-election and re-appointment.

The Supervisory Committee shall comprise of representatives of shareholders, representative(s) of staff and workers of our Company and representative(s) from outsiders of the Company. The representatives of shareholders shall be elected and removed by shareholders' general meeting; the representative of workers and staff of our Company shall be elected and removed by the workers and staff of our Company democratically thereby.

The Supervisory Committee shall be accountable to the shareholders' general meeting and exercise the following powers in accordance with law:

- to examine our Company's financial situation;
- to examine whether the Directors, CEO and other senior executive officers act in contradiction with the laws, administrative regulations and the Articles of Association;
- to demand rectification from a Director, CEO or any other senior executive officer when the acts of such persons are harmful to our Company's interest;

- to verify the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the Board to the shareholders' general meetings and, should any queries arise, to authorize, in the name of our Company, a re-examination by the certified public accountants and practicing auditors of our Company for the time being;
- to propose to convene a shareholders' extraordinary general meeting;
- to represent our Company in negotiation with or bringing an action against a Director; and
- to exercise other powers specified in the Articles of Association.

Members of the Supervisory Committee shall be present at meetings of the Board.

Chief Executive Officer of our Company

Our Company shall establish an executive committee, which shall be composed of Chief Executive Officer ("CEO"), Chief Operation Officer ("COO"), Chief Financial Officer ("CFO") and a number of other members. Our CEO shall preside and lead work of the executive committee. Our Company shall have one CEO, who shall be appointed and dismissed by the Board. Each term of appointment of CEO shall be three years and may be reappointed for consecutive terms if re-elected.

Our CEO shall be accountable to the Board and exercise the following powers:

- To be in charge of our Company's operation and management and to organize the implementation of the resolutions, guidelines, policies and development plans of the Board and the Supervisory committee;
- To organize the implementation of our Company's annual business plan and investment plan;
- To draft plans for the establishment of the internal organizational structure of our Company;
- To draft our Company's basic management system;
- To formulate basic rules and regulations for our Company;
- To submit annual reports and other reports to the Board;
- To propose the appointment or dismissal of our Company Secretary of the Board, COO, CFO and other executive committee member;
- To appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board;
- To propose to convene an extraordinary meeting of the Board; and
- To exercise other powers conferred by the Articles of Association and the Board.

Our CEO shall be present at meetings of the Board. However, the CEO shall have no voting rights at the meetings unless he is also a director.

Our CEO, in performing their functions and powers, shall act honestly and diligently and in accordance with laws, regulations and the Articles and Association.

Board

The Board is responsible to the shareholders' general meeting and exercises the following powers:

(1) to be responsible for convening shareholders' general meetings and to report on its work to the shareholders' general meeting;

(2) to implement the resolutions of the shareholders' general meetings;

(3) to decide on our Company's business plans and investment plans;

(4) to formulate our Company's proposed annual preliminary and final financial budget;

(5) to formulate our Company's profit distribution plan and plan for recovery of losses;

(6) to formulate proposals for increases or reductions of our Company's registered share capital and the issue of corporate debentures;

(7) to draw up plans for the merger, division or dissolution of our Company;

(8) to decide on the establishment of our Company's internal management structure;

(9) to appoint or remove our Company's CEO and, based on the recommendations of the CEO, to appoint or remove the COO, the Company Secretary, CFO and other senior officers and, to decide on their remuneration;

(10) to formulate our Company's basic management system;

(11) to formulate proposals for any amendment to the Articles of Association;

(12) to determine any other important or administrative matters of our Company and to execute important agreements regarding investments, mortgages and other guarantees within the scope of authority given by the general shareholders' meeting, except for the matters as specified by the PRC Company Law or matters specifically to be determined by the shareholders' general meeting in accordance with the Articles of Association

(13) to review reports of the CEO and to examine CEO's work; and

(14) to exercise any other powers conferred by the shareholders in general meetings, laws, regulation and the Articles of Association.

Except for the Board's resolutions in respect of the matters specified in the above paragraphs (6), (7) and (11), which shall be passed by two-thirds or more of the Directors, the Board resolutions in respect of all other matters may be passed by more than one-half of the Directors.

The following acts or things may only be done with the prior approval of an affirmative vote of more than two-thirds of the Board and the prior affirmative approval of the shareholders

of the Company holding in aggregate more than two-thirds of the total number of issued shares in the capital of the Company:

- propose or implement any acquisition or realization of assets where:

  (i) the value of the assets being acquired or realized represents 50% or more of the book value of the net tangible assets of the Company as disclosed in the latest audited accounts of the Company; or

  (ii) the net profit before tax and extraordinary items attributable to the assets being acquired or realized as disclosed in the latest audited accounts represents 50% or more of such net profit of the Company as disclosed in the latest audited accounts of the Company; or

  (iii) the aggregate value of the consideration given or received represents 50% or more of the book value of the net tangible assets of the Company as disclosed in the latest audited accounts of the Company; or

  (iv) the value of the equity capital issued as consideration by the Company represents 50% or more of the value of the equity capital previously in issue; or

  (v) a change in control of the Company occurs through the introduction of a majority holder or group of holders of Shares;

  excluding for the avoidance of doubt any transaction between the Company and its Subsidiaries.

- the entering into of any agreement or arrangement with any shareholder, director, supervisor, officer of the Company or any of their associate (as "associate" is defined below) ("connected person") but excluding:

  (i) the acquisition or realization of consumer goods or services by the Company from or to a connected person in the ordinary and usual course of business of the Company on normal commercial terms;

  (ii) any transaction on normal commercial terms in which the total consideration or value is or represents less than the higher of either Rmb10,000,000 or 3% of the book value of the net tangible assets of the Company as disclosed in the latest audited accounts of the Company; and

  (iii) agreements on normal commercial terms with any shareholders pertaining to the appointment of global coordinator or other syndicate position in relation to the Company's public offering of Shares in any recognized securities exchange or pertaining to any consultancy arrangements.

"Associate" herein shall mean in relation to any person:

(i) his spouse and any child or step child under the age of 18 years of that person;

(ii) the trustees, acting in their capacity as such trustees, of any trust of which that person or any of his family interests is a beneficiary or in the case of a discretionary trust, is a discretionary object;

(iii) any company in the equity capital of which that person and/or his family interests together taken are, directly or indirectly, interested so as to exercise or

control the exercise of 30% or more of the voting power at general meetings or are able to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company.

Meetings of the Board shall be held at least twice every year and convened by the chairman of the Board. Notice of the meeting shall be served on all of the Directors ten (10) days before the date of the meeting. In case of any urgent matters, upon requisition by the chairman, more than one-third of the members of the Board, the Supervisory Committee or the CEO, an extraordinary meeting of the Board may be held.

Meetings of the Board shall be held only if one half or more of the Directors are present. Each Director shall have one vote. Where the number of votes cast for and against a resolution are equal, the chairman of the Board shall have the deciding vote.

Accounts and Audit

- Appointment of accounting firm.

Our Company shall appoint an independent firm of certified public accountants which is qualified under the relevant regulations of the PRC to audit our Company's annual financial statements and review our Company's other financial reports. The first certified public accounting firm of our Company may be appointed by the inaugural meeting of our Company before the first annual general meeting and the certified public accounting firm so appointed shall hold office until the conclusion of the first annual general meeting. If the inaugural meeting fails to exercise its powers under the preceding paragraph, those powers shall be exercised by the Board.

The certified public accounting firm appointed by our Company shall hold office from the conclusion of the annual general meeting of shareholders at which the appointment is made until the conclusion of the next annual meeting of shareholders.

Before the convening of the shareholders' general meeting, the Board may fill any casual vacancy in the office of the certified public accountants' firm, but while any such vacancy continues, the surviving or continuing firm, if any, may act.

The shareholders in general meeting may, by ordinary resolution, remove a certified public accounting firm before the expiration of its office, notwithstanding the stipulations in the contract between our Company and the firm, but without prejudice to the firm's right to claim, if any, for damages in respect of such removal.

The remuneration of a certified public accounting firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in general meeting. The remuneration of a certified public accounting firm appointed by the Board shall be determined by the Board.

- Change and removal of accounting firm

Our Company's appointment of, removal of and non-reappointment of a certified public accounting firm shall be resolved by shareholders in general meeting.

Where it is proposed that any resolution be passed at a shareholders' general meeting concerning the appointment of a certified public accounting firm, which is not an incumbent

firm, to fill a casual vacancy in the office of the certified public accounting firm, reappointment of a retiring certified public accountants' firm which was appointed by the Board to fill a casual vacancy, or removal of the certified public accountants' firm before the expiration of its term of office, the following provisions shall apply:

- A copy of the proposal shall be sent to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post (leaving includes leaving by removal, resignation and retirement) before notice of meeting is given to the shareholders.
- If the firm leaving its post makes representations in writing and requests our Company to notify such representations to the shareholders, our Company shall (unless the representations are received too late): (i) in any notice of the resolution given to shareholders, state the fact of the representations having been made; and (ii) attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in the Articles of Association.
- If the firm's representations are not sent in accordance with the preceding paragraph, the relevant firm may require that the representations be read out at the shareholders' general meeting and may lodge further complaints.
- A certified public accounting firm which is leaving its post shall be entitled to attend: (i) the shareholders' general meeting at which its term of office would otherwise have expired; (ii) any shareholders' general meeting at which it is proposed to fill the vacancy caused by its removal; and (iii) any shareholders' general meeting convened on its resignation; and to receive all notices of, and other communications relating to, any such meetings, and to speak at any such meeting in relation to matters concerning its role as the former certified public accountants' firm of our Company.
- Resignation of accounting firm.

Where the certified public accounting firm resigns its post, it shall make clear to the shareholders' general meeting whether there has been any impropriety on the part of our Company.

Any certified public accounting firm may resign its office by depositing at our Company's legal residence a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall include the following:

(1) a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of our Company; or

(2) a statement of any such circumstances

Where a notice is deposited under the preceding paragraph, our Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under subparagraph (2) of the preceding paragraph, a copy of such statement shall be placed at our Company's registered office for shareholders' inspection. Our Company shall also send a copy of such statement by prepaid mail to every holder of H Shares at the address registered in the register of shareholders.

Where the certified public accountants' firm's notice of resignation contains a statement of any circumstances which should be brought to the notice of the shareholders or creditors of our Company, the certified public accounting firm may require the Board to convene a shareholders' extraordinary general meeting for the purpose of giving an explanation of the circumstances connected with its resignation.

Dispute Resolution

Whenever any disputes or claims arise between holders of the H Shares and our Company, holders of the H Shares and our Company's Directors, Supervisors, CEO or other senior executive officers, or holders of the H Shares and holders of Domestic Shares, based on the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or any other relevant laws and administrative regulations concerning the affairs of our Company, such disputes or claims shall be referred by the relevant parties to arbitration.

A claimant may elect arbitration at either the China International Economic and Trade Arbitration Commission in accordance with its rules or the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

If a claimant elects arbitration at Hong Kong International Arbitration Centre, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Centre.

If any disputes or claims of rights are referred to arbitration, the laws of the People's Republic of China shall apply, save as otherwise provided in laws and administrative regulations.

Where a dispute or claim of rights is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall abide by the arbitration provided that such person is our Company or our Company's shareholder, Director, Supervisor, CEO or other senior executive officer. Disputes in relation to the identification of shareholders and disputes in relation to the share register need not be referred to arbitration.

The award of an arbitration body shall be final and conclusive and binding on all parties.

1. FURTHER INFORMATION ABOUT OUR COMPANY

A. Incorporation

Our Company was established as a joint stock limited company in the PRC on January 16, 1997 by the Promoters in accordance with the provisions set out in the PRC Company Law under the name of Ping An Insurance Company of China, Ltd. On January 24, 2003, our name was changed to Ping An Insurance (Group) Company of China, Ltd.

We have established a principal place of business in Hong Kong at 11/F, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong and has been registered with the Registrar of Companies as an oversea company under Part XI of the Companies Ordinance. Mr. Yang Xiaohua of Flat No. 8, 41st Floor, Block B, Causeway Centre, No. 28 Harbour Road, Hong Kong has been appointed as our agent for the acceptance of service of process in Hong Kong. As our Company was established in the PRC, we are subject to the relevant laws, rules and regulations of the PRC. A summary of certain relevant aspects of PRC laws and principal regulatory provisions is set out in Appendix VI. A summary of the relevant sections of our Articles of Association is set out in Appendix VII.

B. Changes in registered capital

At the time of its establishment as a joint stock limited company, our Company's initial registered capital was RMB1,500,000,000, divided into 1,500,000,000 Shares of par value RMB1.00 each, all of which were held and fully paid up or created as fully paid up. On September 30, 2001, our Company was authorized by the CIRC to increase our registered capital from RMB1,500,000,000 to RMB2,220,000,000. On January 9, 2003, we were authorized by the CIRC to further increase our registered capital from RMB2,220,000,000 to RMB2,466,666,667. On November 26, 2003, our Company was authorized by the CIRC to conduct a capitalisation issue, pursuant to which, RMB2,466,666,667 in the Company's capital reserve was capitalised and 2,466,666,667 Shares were issued and allotted to the shareholders of our Company on the basis of ten new shares to ten existing shares. After the capitalisation issue, the registered capital of our Company became RMB4,933,333,334 divided into 4,933,333,334 Shares.

For the two years prior to the date of this prospectus, our Company has recorded the following changes in registered capital:

- On June 17, 2002, MSCP Industry Development (Shenzhen) Company Limited (摩氏實業發展（深圳）有限公司) transferred 169,354,591 Unlisted Foreign Shares to MSCP/PA Holding Limited (摩根士丹利毛里裘斯投資控股有限公司).
- On June 19, 2002, China Merchants Shekou Industrial Zone Company Limited (招商局蛇口工業區有限公司) transferred 141,544,149, 190,000,000 and 44,400,000 Domestic Shares to Capital China Investment Company Limited (寶華投資有限公司) (now known as Capital China Group Ltd. (寶華集團有限公司)), Yuan Trust Investment Company Ltd. (源信行投資有限公司) and Shanghai Yinfeng Investment Management Company Limited (上海銀峰投資管理有限公司) respectively.

- On June 19, 2002, Tianjin Trust & Investment Company Limited (天津信託投資公司) transferred 1,673,629 Domestic Shares to Tianjin National Assets Management Co., Ltd. (天津市國有資產經營有限責任公司).
- On June 19, 2002, Liaoning Eastern Securities Company (遼寧東方證券公司) transferred 1,092,544 Domestic Shares to Shenyang Tianhe Information Technology Company Limited (瀋陽天和信息技術有限公司).
- On October 8, 2002, our Company entered into a subscription agreement with HSBC Insurance, pursuant to which, the Company issued 246,666,667 Unlisted Foreign Shares to HSBC Insurance representing 10% of the then enlarged total registered capital of our Company.
- On November 18, 2002, Shenzhen Municipal Intermediate People's Court issued an implementation notice (協助執行通知書[2002]深中法執字第9-136-1號) to the Company pursuant to which the Company were ordered to transfer 1,707,100 Domestic Shares held by Shenzhen Petrochemical Industry Group Company Limited (深圳石化工業集團股份有限公司) to Capital China Investment Company Limited (寶華投資有限公司) (now known as Capital China Group Ltd. (寶華集團有限公司)). The transfer was approved by the CIRC on 26 December 2002.
- On December 26, 2002, China Ocean Shipping (Group) Company (中國遠洋運輸(集團)總公司) transferred 100,000,000, 66,458,442 and 77,710,812 Domestic Shares to Guangzhou Hengde Trading Development Company Limited (廣州市恒德貿易發展有限公司), China Investment Venture Capital Company Limited (中投創業投資有限公司) (now known as Dinghe Investment Venture Capital Co., Ltd. (鼎和創業投資有限公司)) and Tianjin Taihong Investment Group Limited (天津泰鴻投資集團有限公司) respectively.
- On December 26, 2002, Dalian Ocean Shipping Company (大連遠洋運輸公司) transferred 2,209,188 Domestic Shares to Tianjin Taihong Investment Group Limited (天津泰鴻投資集團有限公司).
- On December 26, 2002, Zengcheng China Travel Service (Group) Company Limited (增城中旅企業集團有限公司) transferred 853,550 Domestic Shares to Hubei Axle Company Limited (湖北車橋股份有限公司).
- On January 30, 2003, Dalian Municipal Real Estate Administration Bureau (大連市房地產管理局) transferred 8,615,833 Domestic Shares to Shenzhen Delixing Investment & Development Co., Ltd (深圳市德利星投資發展有限公司).
- On March 10, 2003, MSCP/PA Holding Limited (摩根士丹利毛里裘斯投資控股有限公司) transferred 24,666,667 Unlisted Foreign Shares to Dai-ichi Mutual Life Insurance Company (日本第一生命保險相互會社).
- On May 13, 2003, Fushan Bureau of Finance (佛山市財政局) transferred 3,300,000 Domestic Shares to Hubei Axle Company Limited (湖北車橋股份有限公司).
- On May 13, 2003, Shenzhen Huaxin Company Limited (深圳市華新股份有限公司) acquired 1,707,100 and 682,840 Domestic Shares from Shunde Ronggui Town Rongshan Industrial Development Company (順德市容桂鎮容山實業發展總公司) and

Shunde Ronggui Town Economic and Development Company (順德市容桂鎮經濟發展總公司) respectively.

- On June 27, 2003, Shenzhen Delixing Investment & Development Co., Ltd. (深圳市德利星投資發展有限公司) transferred 20,000,000 Domestic Shares to New China Trust & Investment Company Limited (新華信托投資股份有限公司).

- On August 5, 2003, Qingdao Bureau of Finance (青島市財政局) transferred 8,368,135 Domestic Shares to Qingdao Qifa Investment Co., Ltd. (青島市企發投資有限公司).

- On September 16, 2003, Shenyang Financial Investment Company (瀋陽市財政投資公司) transferred 955,976 Domestic Shares to Shenyang Hengxin Investment Management Co., Ltd. (瀋陽恒信投資管理有限公司).

- On November 24, 2003, Hubei Bothwin Investment Company Limited (湖北博盈投資股份有限公司) (formerly known as Hubei Axle Company Limited (湖北車橋股份有限公司)) transferred 4,153,550 Domestic Shares to Jinhao Group Limited (金浩集團有限公司).

- On November 24, 2003, Dalian Huaxin Trust & Investment Company Limited (大連華信信托投資股份有限公司) transferred 2,209,188 Domestic Shares to Shanshui Jianlibao Health Industry Investment Co., Ltd. (三水市健力寶健康產業投資有限公司).

- On November 24, 2003, Shenzhen Bureau of Finance (深圳市財政局) transferred 171,045,981 Domestic Shares to Shenzhen Shum Yip Investment Development Company Limited (深圳市深業投資開發有限公司).

- On November 24, 2003, ICBC Shenyang Metal (中國工商銀行瀋陽北行金店) transferred 959,732 Domestic Shares to Shenzhen Debao Automobiles Services Co., Ltd.(深圳市德寶汽車服務有限公司).

- On November 24, 2003, Shenyang Hydropress Plant (瀋陽液壓機廠) transferred 546,272 Domestic Shares to Shenzhen Debao Automobiles Services Co., Ltd. (深圳市德寶汽車服務有限公司).

- On January 13, 2004, Shenzhen Investment Holding Corporation (深圳市投資管理公司) transferred 176,000,000 Domestic Shares to Shenzhen Liye Investment Development Co., Ltd. (深圳市立業投資發展有限公司).

- On January 13, 2004, Shenzhen Site Electronic Engineering Co., Ltd. (深圳市思特電子工程有限公司) transferred 13,656,798 Domestic Shares to Fengyi Investment Co., Ltd. (豐益投資有限公司).

- On January 13, 2004, China Cinda Asset Management Corporation (中國信達資產管理公司) transferred 13,656,798 Domestic Shares to Dalian Haichang House Build & Development Co., Ltd. (大連海昌房屋開發有限公司).

- On January 13, 2004, Tianjin Kaiyuan Economic Development Company (天津市開源經濟發展總公司) transferred 6,694,510 Domestic Shares to Shanshui Jianlibao Health Industry Investment Co., Ltd. (三水市健力寶健康產業投資有限公司).

Immediately prior to the Global Offering, the registered capital of our Company was RMB4,933,333,334 divided into 4,933,333,334 Shares of par value RMB1.00 each, all of which were held and fully paid up as follows:

Name		No. of Shares Held	Approximate percentage of shareholding (%)
1.	Shenzhen Investment Holding Corporation (深圳市投資管理公司)	616,136,694	12.4893
2.	HSBC Insurance Holdings Limited (滙豐保險控股有限公司)	493,333,334	10.0000
3.	Shenzhen Jiangnan Industrial Development Co., Ltd. (深圳市江南實業發展有限公司)	479,117,788	9.7118
4.	Shenzhen New Horse Investment Development Co., Ltd. (深圳市新豪時投資發展有限公司)	389,592,366	7.8971
5.	Yuan Trust Investment Company Ltd. (源信行投資有限公司)	380,000,000	7.7027
6.	Shenzhen Shum Yip Investment Development Company Limited (深圳市深業投資開發有限公司)	342,091,962	6.9343
7.	The Goldman Sachs Group, Inc. (高盛集團有限公司)	338,709,182	6.8657
8.	Capital China Group Limited (寶華集團有限公司)	332,526,844	6.7404
9.	MSCP/PA Holding Limited (摩根士丹利毛里裘斯投資控股有限公司)	289,375,848	5.8657
10.	Guangzhou Hengde Trading Development Co., Ltd. (廣州市恒德貿易發展有限公司)	200,000,000	4.0541
11.	Wuhan Wuxin Industrial Co., Ltd. (武漢武新實業有限公司)	195,455,920	3.9619
12.	Shenzhen Liye Investment Development Co., Ltd. (深圳市立業投資發展有限公司)	176,000,000	3.5676
13.	Tianjin Taihong Investment Group Limited (天津泰鴻投資集團有限公司)	159,840,000	3.2400
14.	Dinghe Investment Venture Capital Company Ltd. (鼎和創業投資有限公司)	132,916,884	2.6943
15.	Shanghai Yinfeng Investment Management Co., Ltd. (上海銀峰投資管理有限公司)	88,800,000	1.8000
16.	Dai-ichi Mutual Life Insurance Company (日本第一生命保險相互會社)	49,333,334	1.0000
17.	New China Trust & Investment Co., Ltd. (新華信托投資股份有限公司)	40,000,000	0.8108
18.	Shenzhen Delixing Investment & Development Co., Ltd. (深圳市德利星投資發展有限公司)	37,231,666	0.7547

Name		No. of Shares Held	Approximate percentage of shareholding (%)
19.	Guangzhou Guangyong State-Owned Assets Management Co., Ltd. (廣州市廣永國有資產經營有限公司)	28,114,258	0.5699
20.	Qingdao Qifa Investment Co., Ltd. (青島市企發投資有限公司)	16,736,270	0.3392
21.	Fengyi Investment Co., Ltd. (豐益投資有限公司)	13,656,798	0.2768
22.	Dalian Haichang House Build & Development Co., Ltd. (大連海昌房屋開發有限公司)	13,656,798	0.2768
23.	Shenzhen Construction Investment Holding Corporation (深圳市建設投資控股公司)	13,656,798	0.2768
24.	Shenda Telephone Company Limited (深大電話有限公司)	13,656,798	0.2768
25.	Shanshui Jianlibao Health Industry Investment Co., Ltd. (三水市健力寶健康產業投資有限公司)	11,112,886	0.2253
26.	Tianjin National Assets Management Co., Ltd. (天津市國有資產經營有限責任公司)	10,041,768	0.2035
27.	Jinhao Group Limited (金浩集團有限公司)	8,307,100	0.1684
28.	China Tianjin Ocean Shipping Agency (中國天津外輪代理公司)	6,694,510	0.1357
29.	Shanghai Jiushi Corporation (上海久事公司)	6,694,506	0.1357
30.	Shandong Foreign Economic Trade and Financial Services Company (山東省對外經濟貿易財務服務公司)	6,694,506	0.1357
31.	Beijing Futaihua Investment Management Co., Ltd. (北京富泰華投資管理有限公司)	5,512,400	0.1117
32.	Shenzhen Huaxin Co., Ltd (深圳市華新股份有限公司)	4,779,880	0.0969
33.	Hongtai Trust & Investment Co., Ltd. (弘泰信托投資有限責任公司)	4,643,312	0.0941
34.	Shenzhen Water Supply (Group) Co., Ltd. (深圳市水務（集團）有限公司)	3,414,200	0.0692
35.	China National Offshore Oil Investment Holding Co., Ltd. (中海石油投資控股有限公司)	3,347,254	0.0678
36.	Sinopec Financial L.L.C. (中國石化財務有限責任公司)	3,347,254	0.0678
37.	Shenzhen Debao Automobile Services Co., Ltd. (深圳市德寶汽車服務有限公司)	3,012,008	0.0611
38.	Shenzhen Zhongjin Lingnan Nonfemet Company Limited (深圳市中金嶺南有色金屬股份有限公司)	2,526,508	0.0512

Name		No. of Shares Held	Approximate percentage of shareholding (%)
39.	Huludao Zinc Industry Co., Ltd. (葫蘆島鋅業股份有限公司)	2,253,372	0.0457
40.	Shenyang Construction Investment & Assets Management Co., Ltd. (瀋陽建設投資資產經營有限公司)	2,253,372	0.0457
41.	Shenyang Tianhe Information Technology Co., Ltd. (瀋陽天和信息技術有限公司)	2,185,088	0.0443
42.	Shenyang Hengxin Investment Management Co., Ltd. (瀋陽恆信投資管理有限公司)	1,911,952	0.0388
43.	Huayu Futures Broker Co., Ltd. (華煜期貨經紀有限公司)	1,316,000	0.0267
44.	Shenzhen Wan-ji-da Garment-Exquisite Arjicte Co., Ltd.) (深圳萬吉達服裝精品有限公司)	1,160,828	0.0235
45.	Shenzhen Economic Daily (深圳商報社)	1,092,544	0.0221
46.	Shenyang Chenghao Securities Brokerage Co., Ltd. (瀋陽誠浩證券經紀有限責任公司)	1,092,544	0.0221
	Total	4,933,333,334	100.0000

Immediately after the Global Offering, the registered share capital of our Company will be RMB6,195,053,334, made up of approximately 3,636,409,636 Domestic Shares and 2,558,643,698 H Shares, fully paid up or credited as fully paid up, representing approximately 58.70% and 41.30% of the registered capital, respectively (assuming the Over-allotment Option is not exercised and no new H Shares are issued pursuant to HSBC Price Adjustment Top-Up).

Save as disclosed in this prospectus, there has been no alteration in our registered capital within the two years preceding the date of this prospectus.

C. Procedures at the Company's extraordinary shareholders' meeting on March 9, 2004

Resolutions were passed by our shareholders at an extraordinary meeting on March 9, 2004 pursuant to which, among other matters:

(a) conditional upon, among others, (i) the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the H Shares to be issued as mentioned herein; and (ii) the Hong Kong Underwriting Agreement and International Purchase Agreement becoming unconditional and not being terminated in accordance with their terms or otherwise, the Company approved: (i) the conversion of the Company into an "overseas subscription company"; (ii) the issue and offer for sale of H Shares and the granting of the Over-allotment Option; and (iii) the listing of the H Shares on the Hong Kong Stock Exchange; and

(b) the Articles of Association were adopted and the Directors were authorized to amend the Articles of Association in accordance with any comments from the relevant governing authorities in the PRC, the Hong Kong Stock Exchange, the HKSCC and H Share Registrar.

D. Reorganization

The Group has undergone the reorganization which took effect as from 2002 for the purpose of rationalizing the corporate structure in preparation for the listing of H Shares on the Hong Kong Stock Exchange:

The reorganization involved the following procedures and approvals:

(a) on April 2, 2002, the CIRC issued an approval document ("保監復[2002]32號《關於中國平安保險股份有限公司分業經營實施方案的批覆》") pursuant to which our Company was authorized to reorganize as a holding company with the hive off of our life insurance business and property and casualty insurance business into two new entities, namely, Ping An Life and Ping An Property & Casualty;

(b) on October 28, 2002, the CIRC issued an approval document ("保監變審[2002]98號《關於中國平安保險股份有限公司有關變更事項的批覆》") authorizing the shareholding structure and business scope of our Company;

(c) on November 26, 2003, the CIRC issued an approval document ("保監變審[2003]142號《關於中國平安保險(集團)股份有限公司變更資本金及章程的批覆》") authorizing the increase in registered capital of our Company and approving our Articles of Association;

(d) on December 31, 2003, the CIRC issued an approval document ("保監復[2003]228號《關於中國平安保險(集團)股份有限公司境外發行H股併上市的批覆》") authorising the overseas listing of our Company;

(e) on February 16, 2004, the Ministry of Finance (the "MOF") issued an approval document ("財金函〔2004〕14號《財政部關於中國平安保險(集團)股份有限公司國有股權管理方案的批覆》") approving the management scheme of the state-owned shares of the Company;

(f) on March 1, 2004, CSRC issued a circular ("國合函[2004]38號《關於同意受理中國平安保險(集團)股份有限公司發行境外上市外資股申請的函》") primarily approving the overseas listing of the Company;

(g) on March 18, 2004, CIRC issued an approval document ("保監發改[2004]544號《關於將平安保險(集團)股份有限公司轉為境外募集股份公司的批覆》") approving the H Shares Articles of Association of the Company and conversion of the Company into a public offering company;

(h) on March 24, 2004, the MOF issued an approval document ("財金函〔2004〕27號《財政部關於中國平安保險(集團)股份有限公司國有股份減持方案的批覆》") approving the disposal scheme of the state-owned shares of the Company;

(i) on May 12, 2004, CSRC issued an approval document ("證監國合字[2004]18號《關於同意中國平安保險(集團)股份有限公司發行境外上市外資股的批覆》") approving the overseas shares offering (including the offering structure) and listing of the Company.

Immediately following the completion of the Global Offering, the number of the H Shares will constitute approximately 41.30%. of the total issued share capital of the Company (assuming that the Over-allotment Option is not exercised and no new Shares are issued pursuant to HSBC Price Adjustment Top-Up).

2. OUR SUBSIDIARIES

A. Investments in subsidiaries

The information pertaining to our subsidiaries are listed in the Accountants' Report set out in Appendix I to this prospectus.

On September 29, 2003, Ping An Trust entered into an agreement for the transfer of interest in the registered capital of Fujian Asia Bank Ltd. with Bank of China, pursuant to which Ping An Trust acquired Bank of China's 50% interest in the registered capital of Fujian Asia Bank Ltd. HSBC and Ping An Trust subsequently entered into a joint venture contract, pursuant to which Ping An Trust agreed to make additional capital contributions for an additional 23% interest in the registered capital of Fujian Asia Bank Ltd. On February 19, 2004, Fujian Asia Bank Ltd., which has now been renamed as Ping An Bank Limited, became a 73% subsidiary of our Company.

Under the joint venture contract between Ping An Trust and HSBC in respect of Fujian Asia Bank Ltd., Ping An Trust and HSBC have agreed to procure Ping An Bank Limited to approve an increase in the registered capital of the bank to RMB1,000 million which will be unilaterally contributed by Ping An Trust ("Second Capital Contribution") and to apply for an unrestricted banking licence to, among other things, carry on RMB business in the PRC generally, including applying for all relevant regulatory approvals as soon as practicable and by no later than June 30, 2006.

Except for certain prescribed exempted transfers, if Ping An Trust or HSBC wishes to transfer or otherwise dispose of its interest in the registered capital of Ping An Bank Limited, it must first offer its interest to the other party who will have a first right to purchase such interest. Under the joint venture contract, Ping An Trust has granted a call option to HSBC whereby, after the Second Capital Contribution, HSBC will have the right to call for the sale and transfer of Ping An Trust's interest in the bank to HSBC so as to increase HSBC's interest in Ping An Bank Limited to 44%. The call option will expire on December 31, 2008, or December 31, 2009, if foreign financial institutions have not been permitted under PRC laws and regulations to increase their interests in a PRC domestic bank to own up to 44% of the registered capital of such a bank by December 31, 2006, provided that if HSBC has obtained regulatory approvals to increase its interest to no less than 44% prior to December 31, 2006, the call option will expire at the earliest of (i) the call option expiry date noted above, (ii) two years from receipt of the regulatory approvals for HSBC to increase its interest to no less than 44%, or (iii) the day on which HSBC has disposed of its interest under the put option noted below. Ping An Trust has also granted a put option to HSBC whereby HSBC will have the right to require Ping An Trust to purchase all of HSBC's interest in Ping An Bank Limited. The put option will expire at the earlier of June 30, 2007 or the day on which Ping An Bank Limited has acquired the unrestricted banking licence referred to above and HSBC's interest has been diluted to no more than 17% or the day on which HSBC has successfully acquired further interests in the registered capital of the bank by exercising its call option.

The board of directors of the Ping An Bank Limited currently consists of 12 members. Pursuant to the terms of the joint venture contract, Ping An Trust and HSBC are entitled to appoint five directors and two directors, respectively, to the board; and in the event that HSBC increases its interest in the bank to 44%, Ping An Trust and HSBC will be entitled to appoint four directors and three directors, respectively, to the board; provided that so long as Ping An

Trust maintains not less than 51% equity interest in the bank, it will have the right to appoint one more director on the board than the total number of directors representing other investors in the bank. Each party to the joint venture will be entitled to share in the profits and losses of the bank in accordance with their respective capital contribution proportion from time to time.

Unless previously terminated in accordance with the joint venture contract, the term of the joint venture will expire in February 2054. The parties will be able to terminate the joint venture upon the occurrence of certain events, including, amongst others, if the other party commits a material breach of the contract causing the bank to suffer serious losses or the occurrence of certain force majeure events.

B. Changes in share capital

The following sets out the changes to the share capital of the relevant subsidiaries of our Company within the two years preceding the date of this prospectus:

(i) Ping An Life

In April 2002, our Company was authorized by CIRC to conduct a reorganization where the Company was reorganized as a holding Company with the establishment of Ping An Life and Ping An Property & Casualty.

Ping An Life was established as a joint stock limited company on 17 December 2002 with a registered capital of RMB 3,800,000,000 divided into 3,800,000,000 ordinary shares of par value of RMB1.00 each, all of which were paid up and held as follows:

	Name	No. of shares held	Approximate percentage of shareholding (%)
1.	The Company (中國平安保險(集團)股份有限公司)	3,762,000,000	99.0000%
2.	Shenzhen Investment Holding Corporation (深圳市投資管理公司)	8,360,000	0.2200
3.	Shenzhen New Horse Investment Development Co., Limited (深圳市新豪時投資發展有限公司)	6,840,000	0.1800
4.	China Merchants Shekou Industrial Zone Company Limited (招商局蛇口工業區有限公司)	6,460,000	0.1700
5.	Shenzhen Jiangnan Industrial Development Co., Limited (深圳市江南實業發展有限公司)	5,320,000	0.1400
6.	China Ocean Shipping (Group) Company (中國遠洋運輸（集團）總公司)	4,180,000	0.1100
7.	MSCP Industry Development (Shenzhen) Company Limited (摩氏實業發展（深圳）有限公司)	3,420,000	0.0900
8.	Wuhan Wuxin Industrial Company Limited (武漢武新實業有限公司)	1,900,000	0.0500
9.	Shenzhen Delixing Investment & Development Co., Ltd. (深圳市德利星投資發展有限公司)	722,000	0.0190
10.	Capital China Group Limited (寶華集團有限公司)	380,000	0.0100

	Name	No. of shares held	Approximate percentage of shareholding (%)
11.	Shenda Telephone Company Limited (深大電話有限公司)	114,000	0.0030
12.	Shenzhen Construction Investment Holding Corporation (深圳市建設投資控股公司)	114,000	0.0030
13.	Shandong Foreign Economic Trade and Financial Services Company (山東省對外經濟貿易財務服務公司)	60,800	0.0016
14.	Beijing Futaihua Investment Management Co., Ltd. (北京富泰華投資管理有限公司)	38,000	0.0010
15.	The Goldman Sachs Group, Inc. (高盛集團有限公司)	38,000	0.0010
16.	Huayu Futures Broker Co., Ltd. (華煜期貨經紀有限公司)	38,000	0.0010
17.	Shenyang Financial Investment Company (瀋陽市財政投資公司)	15,200	0.0004
	Total	3,800,000,000	100.0000%

(ii) Ping An Property & Casualty

Ping An Property & Casualty was established as a joint stock limited company on December 24, 2002 with a registered capital of RMB 1,600,000,000 divided into 1,600,000,000 ordinary shares of par value of RMB 1.00 each, all of which were paid up and held as follows:

	Name	No. of shares held	Approximate percentage of shareholding (%)
1.	The Company (中國平安保險(集團)股份有限公司)	1,584,000,000	99.0000%
2.	Shenzhen Investment Holding Corporation (深圳市投資管理公司)	3,520,000	0.2200
3.	Shenzhen New Horse Investment Development Co., Limited (深圳市新豪時投資發展有限公司)	2,880,000	0.1800
4.	China Merchants Shekou Industrial Zone Company Limited (招商局蛇口工業區有限公司)	2,720,000	0.1700
5.	Shenzhen Jiangnan Industrial Development Co., Limited (深圳市江南實業發展有限公司)	2,240,000	0.1400
6.	China Ocean Shipping (Group) Company (中國遠洋運輸（集團）總公司)	1,760,000	0.1100
7.	MSCP Industry Development (Shenzhen) Company Limited (摩氏實業發展（深圳）有限公司)	1,440,000	0.0900

Name		No. of shares held	Approximate percentage of shareholding (%)
8.	Wuhan Wuxin Industrial Company Limited (武漢武新實業有限公司)	800,000	0.0500
9.	Shenzhen Delixing Investment & Development Co., Ltd (深圳市德利星投資發展有限公司)	304,000	0.0190
10.	Capital China Group Limited (寶華集團有限公司)	160,000	0.0100
11.	Shenda Telephone Company Limited (深大電話有限公司)	48,000	0.0030
12.	Shenzhen Construction Investment Holding Corporation (深圳市建設投資控股公司)	48,000	0.0030
13.	Shandong Foreign Economic Trade and Financial Services Company (山東省對外經濟貿易財務服務公司)	25,600	0.0016
14.	Beijing Futaihua Investment Management Co., Ltd. (北京富泰華投資管理有限公司)	16,000	0.0010
15.	The Goldman Sachs Group, Inc. (高盛集團有限公司)	16,000	0.0010
16.	Huayu Futures Broker Co., Ltd. (華煜期貨經紀有限公司)	16,000	0.0010
17.	Shenyang Financial Investment Company (瀋陽市財政投資公司)	6,400	0.0004
	Total	1,600,000,000	100.0000%

(iii) Ping An Trust

On June 26, 2003, Shenzhen Luohu District Investment Management Company (深圳市羅湖區投資管理公司) transferred 4,902,000 shares in Ping An Trust to our Company for a consideration of RMB6,400,000. On the same date, Ping An Trust was authorized by the Shenzhen Central Branch of PBOC to increase their registered capital from RMB500,000,000 to RMB2,700,000,000. The new capital was paid up by our Company. As at the date of this prospectus, the shareholding of Ping An Trust is as follows:

Name		No. of shares held	Approximate percentage of shareholding (%)
1.	The Company	2,679,902,000	99.256%
2.	Wuhan Plascity Company Ltd. (武漢塑料城股份有限公司)	9,281,000	0.344
3.	Shanghai Sugar Cigarette & Wine (Group) Co., Ltd. (上海市糖業烟酒（集團）有限公司)	5,000,000	0.185
4.	Shenzhen Hualun Investment Consulting Co., Ltd. (深圳華倫投資諮詢公司)	5,000,000	0.185
5.	Shenzhen Vpower Finance Security Company Limited (深圳威豹金融押運股份有限公司)	817,000	0.030
	Total	2,700,000,000	100.000%

(iv) Ping An Securities

On August 27, 2002, China Merchants Shekou Industrial Zone Co., Ltd. (招商局蛇口工業區有限公司) transferred 50,790,000 shares in Ping An Securities to Shenzhen Anxing Industry Development Co., Ltd. (深圳市安星實業發展有限公司).

On August 27, 2002, Shanghai Lujiazui Financial & Trade Zone Development Co., Ltd. (上海陸家嘴金融貿易區開發股份有限公司) transferred 200,000,000 shares in Ping An Securities to Shenzhen International Trust & Investment Company Limited (深圳國際信托投資有限責任公司).

On September 2, 2003, Shenzhen Anxing Industry Development Co., Ltd. (深圳市安星實業發展有限公司) acquired 26,000,000 and 22,000,000 shares in Ping An Securities from Shenzhen Jinghong Investment & Development Co., Ltd. (深圳市景鴻投資發展有限公司) and Shenzhen Yinhao Industry Co., Ltd. (深圳市銀浩實業有限公司) respectively.

On October 22, 2003, Ping An Trust acquired 200,000,000, 100,000,000, 25,000,000 and 16,210,000 shares in Ping An Securities from Shenzhen International Trust & Investment Company Limited (深圳國際信托投資有限責任公司), Shenzhen Delixing Investment & Development Co., Ltd. (深圳市德利星投資發展有限公司), Shenzhen Aoshi Investment & Development Co., Ltd. (深圳市傲實投資發展有限公司) and Shenzhen Guangtian Investment Group Limited (深圳市廣田投資集團有限公司) respectively. As a result of the share transfers, Ping An Securities became a non wholly owned subsidiary of our Company.

As at the date of this prospectus, the shareholding structure of Ping An Securities is as follows:

Name		No. of shares held	Approximate percentage of shareholding (%)
1.	Ping An Trust	641,210,000	64.121%
2.	Shenzhen New Horse Investment Development Co., Ltd. (深圳市新豪時投資發展有限公司)	180,000,000	18.000
3.	Shenzhen Anxing Industry Development Co., Ltd. (深圳市安星實業發展有限公司)(1)	98,790,000	9.879
4.	Jiangsu Baixue Electrical Appliance Co., Ltd. (江蘇白雪電器股份有限公司)	30,000,000	3.000
5.	Shanghai Jieqiang Tobacco Sugar & Wine (Group) Co., Ltd. (上海捷強煙草糖酒（集團）有限公司)	20,000,000	2.000
6.	Shanghai Sugar Cigarette & Wine (Group) Co., Ltd. (上海市糖業烟酒（集團）有限公司)	10,000,000	1.000
7.	Shanghai First Provisions Stores Company Limited (上海第一食品商店股份有限公司)	10,000,000	1.000
8.	Shenyang Construction Investment & Assets Management Co., Ltd. (瀋陽建設投資資產經營有限公司)	10,000,000	1.000
	Total	1,000,000,000	100.000%

(1) The registered capital of Shenzhen Anxing Industry Development Co., Ltd. (深圳市安星實業發展有限公司) is held as to 52% by Shenzhen Jiangnan Industrial Development Co., Ltd. (深圳市江南實業發展有限公司), as to 40% by Shenzhen Delixing Investment & Development Co., Ltd. (深圳市德利星投資發展有限公司), and as to 8% by the labor union of Shenzhen Anxing Industry Development Co., Ltd. (深圳市安星實業發展有限公司工會).

(v) Beijing Ping An Real Estate Development Company Limited

On April 3, 2003, Sunova Holdings Limited transferred 25% of its interest in the registered capital of Beijing Ping An Real Estate Co., Ltd. to the Company.

Save as disclosed in this prospectus, there has been no alteration in the share/registered capital of any of our subsidiaries within the two years preceding the date of this prospectus.

3. FURTHER INFORMATION ABOUT OUR BUSINESS

A. Summary of our material contracts

We have entered into the following contracts (not being contracts entered into in the ordinary course of business) within the two years preceding the date of this prospectus which are or may be material:

(a) an equity transfer agreement dated September 20, 2002 made between Sunova Holdings Limited and our Company relating to the acquisition of 25% interest in the registered capital of Beijing Ping An Real Estate Co., Ltd. by our Company;

(b) a subscription agreement dated October 8, 2002 entered into between the Company and HSBC Insurance in relation to the subscription of 246,666,667 shares in the Company by HSBC Insurance (the "HSBC Subscription Agreement");

(c) an undertaking agreement dated October 8, 2002 entered into between the Company and HSBC Insurance in relation to the HSBC Subscription Agreement;

(d) a share transfer agreement dated October 22, 2002 made between Shenzhen Luohu District Investment Management Company (深圳市羅湖區投資管理公司) and our Company relating to the acquisition of 4,902,000 shares in Ping An Trust by our Company;

(e) a share transfer agreement dated August 25, 2003 made between Ping An Trust and Shenzhen International Trust & Investment Company Limited (深圳國際信托投資有限責任公司) relating to the acquisition of 200,000,000 shares in Ping An Securities by Ping An Trust;

(f) a share transfer agreement dated August 26, 2003 made between Ping An Trust and Shenzhen Delixing Investment & Development Company Limited (深圳市德利星投資發展有限公司) relating to the acquisition of 100,000,000 shares in Ping An Securities by Ping An Trust;

(g) a share transfer agreement dated August 26, 2003 made between Ping An Trust and Shenzhen Aoshi Investment & Development Company Limited (深圳市傲實投資發展有限公司) relating to the acquisition of 25,000,000 shares in Ping An Securities by Ping An Trust;

(h) a share transfer agreement dated August 26, 2003 made between Ping An Trust and Shenzhen Guangtian Investment Group Limited (深圳市廣田投資集團有限公司) relating to the acquisition of 16,210,000 shares in Ping An Securities by Ping An Trust;

(i) a share transfer agreement dated September 29, 2003 made between Bank of China and Ping An Trust in relation to the acquisition of 50% equity interest in Fujian Asia Bank Ltd.;

(j) a joint venture contract dated October 9, 2003 made between Ping An Trust and The Hongkong and Shanghai Banking Corporation Limited in respect of Fujian Asia Bank Ltd. (the "Joint Venture Contract");

(k) a letter agreement dated October 9, 2003 made between Ping An Trust and HSBC in relation to certain clarification of the Joint Venture Contract;

(l) a letter agreement dated December 17, 2003 made between Ping An Trust and HSBC in relation to certain amendments to the Joint Venture Contract;

(m) a letter agreement dated December 23, 2003 made between Ping An Trust and HSBC in relation to certain amendments to the Joint Venture Contract;

(n) a letter agreement dated January 12, 2004 made between Ping An Trust and HSBC in relation to certain amendments to the Joint Venture Contract;

(o) a letter agreement dated January 29, 2004 made between Ping An Trust and HSBC in relation to certain amendments to the Joint Venture Contract;

(p) a letter agreement dated April 7, 2004 made between Ping An Trust and HSBC in relation to certain amendments to the Joint Venture Contract; and

(q) a Hong Kong Underwriting Agreement dated June 11, 2004 entered into between us, the Joint Global Coordinators, the Selling Shareholders and the Hong Kong Underwriters, further details of which are set out in the section headed "Underwriting".

The details of the memorandum of understanding and the technical assistance and services agreement as attached to the HSBC Subscription Agreement in relation to the pricing and/or cost allocation basis for the services to be provided by HSBC Insurance and its affiliates, will be omitted from the copy of the HSBC Subscription Agreement which is available for inspection. Such information is highly commercially sensitive to the parties to such agreement and the inclusion of such information will not add value to potential investors when assessing the financial performance of our Company. We have applied to the Hong Kong Stock Exchange and have received a waiver from strict compliance with Rule 19A.27 (4) and paragraph 53(2) of Part A of Appendix 1 to the Hong Kong Listing Rules. We have applied to the SFC and have received an exemption from strict compliance with paragraph 17 of the Third Schedule to the Companies Ordinance such that this prospectus contains a statement that a copy of every material contract (subject to the omission of the details of the memorandum of understanding and the technical assistance and services agreement in relation to the pricing and/or cost allocation basis for the services to be provided by HSBC Insurance and its affiliates from the HSBC Subscription Agreement on the ground that such details are irrelevant and, it is unduly burdensome for us to disclose such information to the public pursuant to the Companies Ordinance) has been delivered to the Registrar of Companies in Hong Kong for registration.

B. Our intellectual property rights

As at the Latest Practicable Date, the Group has registered the following intellectual property rights:

Intellectual Property	Expiry Date	Class[1]	Place of registration	Registration Number
中國平安保險公司 PING AN INSURANCE COMPANY OF CHINA	September 27, 2007	36	PRC	1115560
	August 20, 2008	36	PRC	1201925
PING AN	October 20, 2009	36	PRC	1327338
PING AN	October 20, 2009	36	PRC	1327339

Intellectual Property	Expiry Date	Class[1]	Place of registration	Registration Number
平安	October 20, 2009	36	PRC	1327336
平安	October 20, 2009	36	PRC	1327337
平安大厦	August 27, 2009	36	PRC	1309886
PING AN	August 27, 2009	36	PRC	1309885
PING AN	August 27, 2009	36	PRC	1309884
平安	August 27, 2009	36	PRC	1309882
平安	August 27, 2009	36	PRC	1309881
PING AN BUILDING	August 27, 2009	36	PRC	1309880
	August 27, 2009	36	PRC	1309867
PING AN BUILDING	August 27, 2009	36	PRC	1309894
平安大厦	August 27, 2009	36	PRC	1309891
PING AN DA SHA	August 27, 2009	36	PRC	1309888
PING AN DA SHA	August 27, 2009	36	PRC	1309887
PING AN	August 27, 2009	36	PRC	1309868
平安	August 27, 2009	36	PRC	1309898
PING AN	August 27, 2009	36	PRC	1309897
平安	August 27, 2009	36	PRC	1309896

Intellectual Property	Expiry Date	Class[1]	Place of registration	Registration Number
	August 27, 2009	36	PRC	1309895
平安	October 27, 2009	35	PRC	1329871
平安	October 27, 2009	35	PRC	1329870
	October 27, 2009	35	PRC	1329879
PING AN	October 27, 2009	35	PRC	1329876
PING AN	October 27, 2009	35	PRC	1329875
平安	August 27, 2009	36	PRC	1309861
	August 27, 2009	36	PRC	1309862
PING AN	August 27, 2009	36	PRC	1309864
PING AN	August 27, 2009	36	PRC	1309865
平安	August 27, 2009	36	PRC	1309866
新概念 PA18	July 20, 2011	36	PRC	1607966
新概念	July 13, 2011	36	PRC	1603767
PA18	July 20, 2011	36	PRC	1607964
PA18	August 6, 2011	42	PRC	1615961

Intellectual Property	Expiry Date	Class[1]	Place of registration	Registration Number
平保	August 20, 2013	16, 35, 36, 38, 41, 42	Hong Kong	300065178
AN PING	August 20, 2013	36	Hong Kong	300065259
PEACE	August 20, 2013	36	Hong Kong	300065231
PAIC	August 20, 2013	36	Hong Kong	300065222
PA18	August 20, 2013	35, 36, 38, 41, 42	Hong Kong	300065150
PA18新概念	August 20, 2013	35, 36, 38, 41, 42	Hong Kong	300065204

Notes:

1. *Class 35 in the PRC covers, among other things, services relating to the organization, operation and supervision of loyalty and incentive schemes, advertising services provided via the Internet, production of television and radio advertisements, accountancy; auctioneering, trade fairs, opinion polling, data processing and provision of business information. Class 36 in the PRC covers, among other things, services relating to insurance underwriting, marine insurance underwriting, marine (accident) insurance underwriting, marine (fire) insurance underwriting, marine (health) insurance underwriting, transportation insurance underwriting, life insurance underwriting, insurance administration, insurance information, insurance consultation and insurance brokerage. Class 42 in the PRC covers, among other things, services relating to installation, maintenance and repair of computer software, computer consultancy services, the Internet related services including design, drawing and commissioned writing for the compilation of web sites, creating, maintaining and hosting the web sites of others, compilation, creation and maintenance of a register of domain names and leasing of access time to a computer database.*

   Class 16 in Hong Kong covers paper, cardboard and goods made from these materials, printed matter, bookbinding material, photographs, stationery, artists' materials, typewriters and office requisites (except furniture), instructional and teaching material (except apparatus) and plastic materials for packaging. Class 35 in Hong Kong covers advertising, business management, business administration and office functions. Class 36 in Hong Kong covers insurance, financial affairs, monetary affairs and real estate affairs. Class 38 in Hong Kong covers telecommunications. Class 41 in Hong Kong covers education, providing of training, entertainment, and sporting and cultural activities. Class 42 in Hong Kong covers scientific and technological services and research and design relating thereto, industrial analysis and research services, design and development of computer hardware and software, and legal services.

In addition to the above, applications for registration of 15 and 5 trademarks under various classes have been submitted by us to the PRC State Trademark Bureau and the Trade Marks Registry in Hong Kong, respectively.

(a) Domain name registrations

The Company is the registered proprietor of the domain names specified below:

Domain name	Date of registration
www.pa18.com	April 9, 2000
www.pa18.com.cn	April 21, 2000

4. DISCLOSURE OF INTERESTS

A. Particulars of Directors' and Supervisors' service contracts

On May 10 2004, our Company entered into a service contract with each of our two executive Directors for a term of three years. The service contracts for our two executive Directors are subject to termination by either party giving not less than six months' written notice to the other party. Pursuant to our Articles of Association, the remuneration of our Directors and Supervisors will be determined by our shareholders in general meeting.

Save as disclosed herein, none of our Directors or Supervisors has or is proposed to have a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

B. Directors' and Supervisors' remuneration

The aggregate remuneration paid and benefits in kind granted to our Directors and our Supervisors for the year ended December 31, 2003 were RMB13,245,670 and RMB1,252,694, respectively.

Under the existing arrangements currently in force, the aggregate remuneration payable to and benefits in kind received by, our Directors and Supervisors for the year ending December 31, 2004 are estimated to be approximately RMB11,042,911 and RMB1,342,787, respectively.

C. Directors' and Supervisors' Interests and short positions in the share capital and debentures of our Company and its associated corporations

Immediately following the completion of the Global Offering, none of our Directors and Supervisors will have any interest or short position in the shares, underlying shares or debentures of us or any of our associated corporations (within the meaning of Part XV of the SFO) which will have to be notified to us and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or which will be required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which will be required to be notified to us and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, in each case once the H Shares are listed on the Hong Kong Stock Exchange. For this purpose, the relevant provisions of the SFO will be interpreted as if they applied to our Supervisors.

D. Substantial shareholder and persons who have an interest or short position disclosable under Division 2 and 3 of Part XV of the SFO

So far as our Directors are aware, the following legal persons will, immediately following completion of the Global Offering and assuming that the Over-allotment Option is not exercised and no new Shares are issued pursuant to HSBC Price Adjustment Top-Up, be interested in the following Domestic Shares or H Shares carrying rights to vote in all circumstances at our shareholders' general meeting:

Name of interested party	Capacity	Number of shares in which the interested party has or is deemed to have interests	Approximate percentage of interest in the Company
中國平安保險（集團）股份有限公司工會委員會 (Ping An Insurance (Group) Company of China, Ltd. Labor Union) ("Ping An Union")[(1)]	Interest of controlled corporation	389,592,366 Domestic Shares	6.29%
平安證券有限責任公司工會委員會 (Ping An Securities Company Ltd. Labor Union) ("Ping An Securities Union")[(2)]	Interest of controlled corporations	479,117,788 Domestic Shares	7.73%
平安信托投資有限責任公司工會委員會 (Ping An Trust Company Ltd. Labor Union) ("Ping An Trust Union")[(2)]	Interest of controlled corporations	479,117,788 Domestic Shares	7.73%
Shenzhen Investment Holding Corporation	Beneficial owner	543,181,445 Domestic Shares	8.77%
HSBC Insurance Holdings Limited	Beneficial owner	618,886,334 H Shares	9.99%
Shenzhen Jiangnan Industrial Development Co., Ltd.	Beneficial owner	479,117,788 Domestic Shares	7.73%
Shenzhen New Horse Investment Development Co., Ltd.	Beneficial owner	389,592,366 Domestic Shares	6.29%
Yuan Trust Investment Company Ltd.	Beneficial owner	380,000,000 Domestic Shares	6.13%

Name of interested party	Capacity	Number of shares in which the interested party has or is deemed to have interests	Approximate percentage of interest in the Company
The Goldman Sachs Group, Inc. ...	Beneficial owner	338,709,182 H Shares	5.47%
Capital China Group Limited	Beneficial owner	332,526,844 Domestic Shares	5.37%

(1) Ping An Union is holding approximately 98.15% of equity interest in Shenzhen New Horse Investment Development Co., Ltd. on behalf of the participants of the Employee Investment Pool, details of which are set out in the section headed "Substantial and Selling Shareholders" of this prospectus. By virtue of the SFO, Ping An Union is deemed to be interested in the Domestic Shares held by Shenzhen New Horse Investment Development Co., Ltd.

(2) Ping An Securities Union and Ping An Trust Union together are indirectly holding approximately 69.11% of equity interest in Shenzhen Jiangnan Industrial Development Co., Ltd. on behalf of the participants of the Employee Investment Pool, details of which are set out in the section headed "Substantial and Selling Shareholders". By virtue of the SFO, each of Ping An Securities Union and Ping An Trust Union are deemed to be interested in the Domestic Shares held by Shenzhen Jiangnan Industrial Development Co.

So far as our Directors are aware, the following legal persons will, immediately following completion of the Global Offering and assuming that the Over-allotment Option is not exercised and no new Shares are issued pursuant to HSBC Price Adjustment Top-Up be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in any other member of the Group:

Name of interested party	Name of Group member	Capacity	Number of shares	Approximate percentage of shareholding
Shenzhen New Horse Investment Development Co., Ltd.	Ping An Securities	Beneficial Owner	Registered Capital RMB180,000,000	18%
HSBC	Ping An Bank Limited	Beneficial Owner	Registered Capital US$13,500,000	27%
Far East Corporation Ltd.	Fuzhou Ping An Real Estate Development Co., Ltd.	Beneficial Owner	Registered Capital US$1,250,000	25%
Chiu Tak Cheung	Wah Wei Insurance Brokers Co., Limited	Beneficial Owner	10,000	10%
ICBC (Asia)	Ping An Hong Kong	Beneficial Owner	20,000,000	25%

Save as disclosed in this prospectus, but not taking into account any Shares which may be taken up under the Global Offering, our Directors are not aware of any legal person or individual (not being a director or chief executive of our Company) who will, immediately following the completion of the Global Offering, have any interest or short position in our Shares or underlying Shares which would fall to be disclosed to us under the provisions of Divisions 2 and 3 of Part XV of the SFO, or be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

E. Disclaimers

Save as disclosed in this prospectus:

(a) none of our Directors or Supervisors nor any of the parties listed in paragraph 5E of this Appendix is interested, directly or indirectly, in the promotion of, or in any assets which have, within the two years immediately preceding the issue of this prospectus, been acquired or disposed of by or leased to us, or are proposed to be acquired or disposed of by or leased to us;

(b) none of our Directors or Supervisors nor any of the parties listed in paragraph 5E of this Appendix is materially interested in any contract or arrangement subsisting at the date of this prospectus which is significant in relation to our Company's business; and

(c) save in connection with the Hong Kong Underwriting Agreement and the International Purchase Agreement, none of the parties listed in paragraph 5E of this Appendix: (i) is interested legally or beneficially in any Shares or any shares in any of our subsidiaries; or (ii) has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for our securities.

5. OTHER INFORMATION

A. Estate Duty

No liability for estate duty is likely to fall on us or any of our subsidiaries under PRC law.

B. Litigation

Save as disclosed in this prospectus, we are not aware of engaged in any litigation or arbitration of material importance, and no litigation or claim of material importance is known to our Directors to be pending or threatened by or against us, that would have a material adverse effect on our results of operations or financial condition.

C. Sponsor and Co-Sponsors

The Sponsor and Co-Sponsors have made an application on our behalf to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, our H Shares. All necessary arrangements have been made enabling the securities to be admitted into CCASS.

D. Preliminary expenses

Our estimated preliminary expenses are approximately HK$1 million and are payable by us.

E. *Qualification of experts*

The qualifications of the experts (as defined under the Listing Rules and the Companies Ordinance) who have given opinions in this prospectus are as follows:

Name	Qualification
BOCI Asia Limited	Deemed licensed corporation under the Securities and Futures Ordinance
Goldman Sachs (Asia) L.L.C.	Deemed licensed corporation under the Securities and Futures Ordinance
The Hongkong and Shanghai Banking Corporation Limited	Deemed registered institution under the Securities and Futures Ordinance
Morgan Stanley Dean Witter Asia Limited	Licensed corporation under the Securities and Futures Ordinance
Ernst & Young	Certified public accountants
Sallmanns (Far East) Limited	Property valuers
Commerce and Finance Law Offices	PRC legal advisers
Watson Wyatt Insurance Consulting Limited	Consulting actuaries

F. Selling Shareholders' particulars

Shenzhen Investment Holding Corporation (深圳市投資管理公司), an enterprise legal person established in the PRC, located at 19/F, Investment Building, No. 4009, Shennan Road, Futian District, Shenzhen, Guangdong Province, PRC, is offering 72,955,249 H Shares in the Global Offering. Up to an additional of 10,942,825 H Shares will be sold by Shenzhen Investment Holding Corporation (深圳市投資管理公司) if the Over-allotment Option is exercised in full.

Shenzhen Shum Yip Investment Development Company Limited (深圳市深業投資開發有限公司), a limited liability company established in the PRC, located at 26/F, Shenye Center Building, Shennan Dong Road, Luohu District, Shenzhen, Guangdong Province, PRC, is offering 40,506,278 H Shares in the Global Offering. Up to an additional of 6,075,685 H Shares will be sold by Shenzhen Shum Yip Investment Development Company Limited (深圳市深業投資開發有限公司) if the Over-allotment Option is exercised in full.

Guangzhou Guangyong State-Owned Assets Management Co., Ltd. (廣州市廣永國有資產經營有限公司), a limited liability company established in the PRC, located at 2F, No. 2, Zhengnan Street, Yuexiu District, Guangzhou, Guangdong Province, PRC, is offering 3,328,941 H Shares in the Global Offering. Up to an additional of 499,320 H Shares will be sold by Guangzhou Guangyong State-Owned Assets Management Co., Ltd. (廣州市廣永國有資產經營有限公司) if the Over-allotment Option is exercised in full.

Qingdao Qifa Investment Co., Ltd. (青島市企發投資有限公司), a limited liability company established in the PRC, located at No. 8, Donghai Road, Shinan District, Qingdao, Shandong

Province, PRC, is offering 1,981,701 H Shares in the Global Offering. Up to an additional of 297,243 H Shares will be sold by Qingdao Qifa Investment Co., Ltd. (青島市企發投資有限公司) if the Over-allotment Option is exercised in full.

Shenzhen Construction Investment Holding Corporation (深圳市建設投資控股公司), an enterprise legal person established in the PRC, located at No. 29 Hongling Zhong Road, Luohu District, Shenzhen, Guangdong Province, PRC, is offering 1,617,068 H Shares in the Global Offering. Up to an additional of 242,550 H Shares will be sold by Shenzhen Construction Investment Holding Corporation (深圳市建設投資控股公司) if the Over-allotment Option is exercised in full.

Tianjin National Assets Management Co., Ltd. (天津市國有資產經營有限責任公司), a limited liability company established in the PRC, located at No. 114, Munan Road, Heping District, Tianjin, PRC, is offering 1,189,021 H Shares in the Global Offering. Up to an additional of 178,346 H Shares will be sold by Tianjin National Assets Management Co., Ltd. (天津市國有資產經營有限責任公司) if the Over-allotment Option is exercised in full.

China Tianjin Ocean Shipping Agency (中國天津外輪代理公司), an enterprise legal person established in the PRC, located at No. 5, Xuzhou Road, Hexi District, Tianjin, PRC, is offering 792,681 H Shares in the Global Offering. Up to an additional of 118,897 H Shares will be sold by China Tianjin Ocean Shipping Agency (中國天津外輪代理公司) if the Over-allotment Option is exercised in full.

Shanghai Jiushi Corporation (上海久事公司), an enterprise legal person established in the PRC, located at No. 28, Zhongshan Nan Road, Shanghai, PRC, is offering 792,680 H Shares in the Global Offering. Up to an additional of 118,897 H Shares will be sold by Shanghai Jiushi Corporation (上海久事公司) if the Over-allotment Option is exercised in full.

Shandong Foreign Economic Trade and Financial Services Company (山東省對外經濟貿易財務服務公司), an enterprise legal person established in the PRC, located at No. 18, Baoding Road, Qingdao, Shandong Province, PRC, is offering 792,680 H Shares in the Global Offering. Up to an additional of 118,897 H Shares will be sold by Shandong Foreign Economic Trade and Financial Services Company (山東省對外經濟貿易財務服務公司) if the Over-allotment Option is exercised in full.

Shenzhen Water Supply (Group) Co., Ltd. (深圳市水務（集團）有限公司), a limited liability company established in the PRC, located at 23/F, Wande Building, Shennan Zhong Road, Futian District, Shenzhen, Guangdong Province, PRC, is offering 404,267 H Shares in the Global Offering. Up to an additional of 60,638 H Shares will be sold by Shenzhen Water Supply (Group) Co., Ltd. (深圳市水務（集團）有限公司) if the Over-allotment Option is exercised in full.

China National Offshore Oil Investment Holding Co., Ltd. (中海石油投資控股有限公司), a limited liability company established in the PRC, located at No. 2, Jia, Dongsanhuan Bei Road, Chaoyang District, Beijing, PRC, is offering 396,340 H Shares in the Global Offering. Up to an additional of 59,449 H Shares will be sold by China National Offshore Oil Investment Holding Co., Ltd. (中海石油投資控股有限公司) if the Over-allotment Option is exercised in full.

Sinopec Financial L.L.C. (中國石化財務有限責任公司), a limited liability company established in the PRC, located at No. 6, Jia, Huixin Dong Street, Chao Yang District, Beijing, PRC, is offering 396,340 H Shares in the Global Offering. Up to an additional of 59,449

H Shares will be sold by Sinopec Financial L.L.C. (中國石化財務有限責任公司) if the Over-allotment Option is exercised in full.

Huludao Zinc Industry Co., Ltd. (葫蘆島鋅業股份有限公司), a joint stock limited company established in the PRC, located at No. 24, Xinchang Road, Longgang District, Huludao Municipality, Liaoning Province, PRC, is offering 266,816 H Shares in the Global Offering. Up to an additional of 40,021 H Shares will be sold by Huludao Zinc Industry Co., Ltd. (葫蘆島鋅業股份有限公司) if the Over-allotment Option is exercised in full.

Shenyang Construction Investment & Assets Management Co., Ltd. (瀋陽建設投資資產經營有限公司), a limited liability company established in the PRC, located at No. 78, Heping Bei Street, Heping District, Shenyang, Liaoning Province, PRC, is offering 266,816 H Shares in the Global Offering. Up to an additional of 40,021 H Shares will be sold by Shenyang Construction Investment & Assets Management Co., Ltd. (瀋陽建設投資資產經營有限公司) if the Over-allotment Option is exercised in full.

Shenyang Hengxin Investment Management Co., Ltd. (瀋陽恒信投資管理有限公司), a limited liability company established in the PRC, located at No. 34. Wencui Road, Shenhe District, Shenyang, Liaoning Province, PRC, is offering 226,390 H Shares in the Global Offering. Up to an additional of 33,957 H Shares will be sold by Shenyang Hengxin Investment Management Co., Ltd. (瀋陽恒信投資管理有限公司) if the Over-allotment Option is exercised in full.

Shenzhen Economic Daily (深圳商報社), an institution legal person established in the PRC, located at Shangbao Road, Futian District, Shenzhen, Guangdong Province, PRC, is offering 129,365 H Shares in the Global Offering. Up to an additional of 19,404 H Shares will be sold by Shenzhen Economic Daily (深圳商報社) if the Over-allotment Option is exercised in full.

Shenyang Chenghao Securities Brokerage Co., Ltd. (瀋陽誠浩證券經紀有限責任公司), a limited liability company established in the PRC, located at No. 105, Beizhan Road, Shenhe District, Shenyang, Liaoning Province, PRC, is offering 129,365 H Shares in the Global Offering. Up to an additional of 19,404 H Shares will be sold by Shenyang Chenghao Securities Brokerage Co., Ltd. (瀋陽誠浩證券經紀有限責任公司) if the Over-allotment Option is exercised in full.

G. No material adverse change

Save as disclosed in this prospectus, our Directors believe that there has been no material adverse change in our financial or trading position since December 31, 2003.

H. Binding effect

This prospectus shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance so far as applicable.

I. Miscellaneous

(a) Save as disclosed in this prospectus:

(i) within the two years preceding the date of this prospectus, we have not issued nor agreed to issue any share or loan capital fully or partly paid either for cash or for a consideration other than cash;

(ii) no share or loan capital of our Company or any of our subsidiaries is under option or is agreed conditionally or unconditionally to be put under option;

(iii) we have not issued nor agreed to issue any founder shares, management shares or deferred shares;

(iv) none of the equity and debt securities of our Company are listed or dealt with in any other stock exchange nor is any listing or permission to deal being or proposed to be sought;

(v) we have no outstanding convertible debt securities or debentures;

(vi) within the two years preceding the date of this prospectus, no commissions, discounts, brokerages fee or other special terms have been granted in connection with the issue or sale of any share or loan capital of the Company or any of its subsidiaries; and

(vii) within the two years preceding the date of this prospectus, no commission has been paid or payable (except commissions to Underwriters) for subscription, agreeing to subscribe, procuring subscription or agreeing to procure subscription of any H Shares in the Company.

(b) We currently do not intend to apply for the status of a sino-foreign investment joint stock limited company and does not expect to be subject to the PRC Sino-foreign Joint Venture Law.

J. Consents

Each of the Sponsor and Co-Sponsors, Ernst & Young as our independent reporting accountants, Watson Wyatt Insurance Consulting Limited as our consulting actuaries, Sallmanns (Far East) Limited as our property valuer, and Commerce and Finance Law Offices as our legal advisers on PRC law, have given and have not withdrawn their respective written consents to the issue of this prospectus with the inclusion of their reports and/or letters and/or valuation certificates and/or the references to their names included herein in the form and context in which they are respectively included.

K. Promoters

The Promoters are 中國工商銀行 (Industrial and Commercial Bank of China), 招商局蛇口工業區有限公司 (China Merchants Shekou Industrial Zone Co., Ltd.), 中國遠洋運輸（集團）總公司 (China Ocean Shipping (Group) Company), 深圳市財政局 (Shenzhen Bureau of Finance) and 深圳市新豪時投資發展有限公司 (Shenzhen New Horse Investment Development Co., Ltd.). Save as disclosed in this prospectus, within the two years immediately preceding the date of this prospectus, no cash, security or benefit has been paid,

allotted or given, or is proposed to be paid, allotted or given to the Promoters named above in connection with the Global Offering or the related transactions described in this prospectus.

L. Exemptions from Companies Ordinance provisions and parallel Rules under the Hong Kong Listing Rules

(a) Property Valuation Report

We have applied to the SFC and the Hong Kong Stock Exchange for an exemption from strict compliance with paragraph 34(2) of the Third Schedule to the Companies Ordinance and Rules 5.01, 5.06 and 19A.27(4) and paragraph 3(a) of Practice Note 16 of the Hong Kong Listing Rules respectively on the ground that it (i) would be unduly burdensome to include a fully compliant valuation report (on account of its length) in this prospectus and the inclusion of such detailed information would be irrelevant to potential investors in an insurance company and would not impact on a potential investor's investment decision; and (ii) it would be unduly burdensome to prepare an English translation of such report as over 99% of the properties are located in PRC and the lack of interest of such report in the English language to potential investors.

The exemption is granted by the SFC under section 342A(1) of the Companies Ordinance subject to the following conditions:

(a) a valuation report in the Chinese language complying with all the requirements of paragraph 34 of the Third Schedule (the "Valuation Report") be made available for inspection in accordance with paragraph 2 in Appendix IX to this prospectus;

(b) the valuer's letter and the valuer's certificate containing a summary valuation of all the Group's property interests be included in this prospectus, such summary to be prepared based on the Valuation Report and be in the same form as that set out in Appendix III to this prospectus; and

(c) this prospectus shall set out particulars of this exemption.

Accordingly, only a summary of the valuation report, which sets out separately the property interests held by us and the property interests rented by us in each province, autonomous region, directly administered municipality and key city where our properties are located, in summary form, is included in Appendix III. On this basis, there are 31 sub groups in respect of property interests held by us. The full valuation report (which is prepared in Chinese language only) complying with the relevant requirements of the Hong Kong Listing Rules and the Companies Ordinance will be made available for inspection.

(b) Material Contracts

We have applied to the SFC and the Hong Kong Stock Exchange for an exemption from strict compliance with paragraph 17 of the Third Schedule to the Companies Ordinance and Rule 19A.27(4) and paragraph 53(2) of Part A of Appendix 1 to the Hong Kong Listing Rules respectively for the omission of the details of the memorandum of understanding and the technical assistance and services agreement in relation to the pricing and/or cost allocation basis for the services to be provided by HSBC Insurance and its affiliates from the copy of the HSBC Subscription Agreement which will be available for inspection, on the ground that (i) we are of the view that such information is highly commercially sensitive to them and the inclusion

of such information will be irrelevant to potential investors when assessing our financial performance; and (ii) such details are irrelevant and it is unduly burdensome for us to disclose such information to the public pursuant to the Companies Ordinance and the Hong Kong Listing Rules. The exemption is granted by the SFC under section 342A(1) of the Companies Ordinance subject to the following conditions:

(a) this prospectus contains a statement that a copy of every material contract (subject, in the case of the HSBC Subscription Agreement, to the omission of the details of the forms of the memorandum of understanding and the technical assistance and services agreement attached thereto, in relation to the pricing and/or cost allocation basis of the services to be provided by HSBC Insurance and its affiliates) has been delivered to the Registrar of Companies in Hong Kong for registration;

(b) a copy of every material contract in the form delivered to the Registrar of Companies in Hong Kong for registration will be made available for inspection in accordance with paragraph 2 in Appendix IX to this prospectus; and

(c) this prospectus shall set out particulars of this exemption.

For details, please refer to paragraph 3A of this Appendix.

1. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this prospectus delivered to the Registrar of Companies in Hong Kong for registration were:

(a) a copy of the **WHITE** and **YELLOW** Application Forms;

(b) the written consents referred to in paragraph 5J of Appendix VIII to this prospectus;

(c) a copy of each of the material contracts referred to in paragraph 3A of Appendix VIII to this prospectus (subject to the omission of the details of the memorandum of understanding and the technical assistance and services agreement in relation to the pricing and/or cost allocation basis for the services to be provided by HSBC Insurance and its affiliates from the HSBC Subscription Agreement); and

(d) a list containing the names, addresses and descriptions of the Selling Shareholders.

2. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Dibb Lupton Alsop at 41st Floor Bank of China Tower, 1 Garden Road, Central, Hong Kong, during normal business hours up to and including the date which is 14 days from the date of the prospectus:

(a) our Company's Articles of Association;

(b) the accountants' report prepared by Ernst & Young, the text of which is set out in Appendix I;

(c) the letters relating to the profit forecast of our Company, the texts of which are set out in Appendix II;

(d) the letter and valuation certificates relating to our property interests prepared by Sallmanns (Far East) Limited, the texts of which are set out in Appendix III, and the full valuation report (with addresses in the Chinese language only) of Sallmanns (Far East) Limited referred to in Appendix III;

(e) the material contracts referred to in paragraph 3A of Appendix VIII;

(f) the written consents referred to in paragraph 5J of Appendix VIII;

(g) the service contracts referred to in paragraph 4A of Appendix VIII;

(h) a list of details of the Selling Shareholders;

(i) the PRC Company Law, together with an unofficial English translation;

(j) the PRC Insurance Law, together with an unofficial English translation;

(k) the Mandatory Provisions, together with an unofficial English translation;

(l) the Special Regulations, together with an unofficial English translation;

(m) the Provisional Regulations Concerning the Issue and Trading of Shares (April 22, 1993) together with an unofficial English translation;

(n) the Implementation Measures (Provisional) on Disclosure of Information (June 12, 1993);

(o) the Provisional Measures Prohibiting Fraudulent Conduct Relating to Securities (September 2, 1993) together with an unofficial English translation;

(p) the Regulations of the State Council Concerning the Domestic Listed Shares of Joint Stock Limited Companies (December 25, 1995) together with an unofficial English translation;

(q) the Securities Law of the PRC promulgated by the Standing Committee of the NPC on December 29, 1998 which became effective on July 1, 1999, together with an unofficial English translation;

(r) the Opinion on the Further Promotion of the Regular Operation and In-Depth Reform of Companies Listed Overseas issued by the State Economic and Trade Commission and the CSRC on March 29, 1999;

(s) the Arbitration Law of the PRC promulgated by the Standing Committee of the NPC on August 31, 1994 and effective on September 1, 1995, together with an unofficial English translation;

(t) the Civil Procedure Law of the PRC adopted at the fourth meeting of the seventh NPC, promulgated by the president of the PRC on April 9, 1991, together with an unofficial English translation; and

(u) the PRC legal opinion issued by Commerce & Finance Law Offices, the legal advisers to the Company on PRC law, dated June 14, 2004, as described in Appendix VI.

The following is the text of a letter, prepared for the purpose of incorporating in this Prospectus, received from our auditors and reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong.


ERNST & YOUNG
安永會計師事務所

15th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

June 14, 2004

The Directors
Ping An Insurance (Group) Company of China, Ltd.
BOCI Asia Limited
Goldman Sachs (Asia) L.L.C.
The Hongkong and Shanghai Banking Corporation Limited
Morgan Stanley Dean Witter Asia Limited
(for themselves and on behalf of the several Hong Kong Underwriters named in the Prospectus)

Dear Sirs,

Adjusted Net Tangible Assets and Adjusted Embedded Value
Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries (collectively the "Group")

We report on the pro forma financial information set out in pages 258 and 259 under the heading of Adjusted Net Tangible Assets and Adjusted Embedded Value in the prospectus of the Company dated June 14, 2004 (the "Prospectus") (the "pro forma financial information"), which has been prepared, for illustrative purposes only, to provide information about how the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited might have affected the relevant financial information presented.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma financial information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of the Company.

Because the above work does not constitute an audit or review performed in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, we do not express any such assurance on the pro forma financial information.

The pro forma financial information has been prepared on the bases set out on pages 258 and 259 for illustrative purposes only and, because of its nature, it is not indicative of the financial position of the Group as at December 31, 2003 or at any future date.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) other than any information on embedded value which is based on the Consulting Actuaries' Report in Appendix IV to the Prospectus, the above basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 29 of Chapter 4 of the Listing Rules.

Yours faithfully,

Ernst & Young
Certified Public Accountants
Hong Kong

意見基礎

我們根據英國審計實務委員會 (Auditing Practice Board) 頒佈的《投資通函申報準則》及第1998/8期「根據上市規則申報備考財務信息」進行工作。我們的工作不包括對任何相關財務信息進行獨立審查，而主要包括比較未經調整的財務信息與原始文件、考慮支持該等調整的證據以及與 貴公司董事討論備考財務信息。

由於上述工作並不構成根據香港會計師公會頒佈之審計準則所作的審計或審閱，因此我們對備考財務信息不提供任何保證。

備考財務信息乃根據招股書第258頁和第259頁所載之基礎編製，僅用於說明之目的，因此基於其性質，其並不表示 貴集團於2003年12月31日或未來任何日期的財務狀況。

意見

我們認為：

(a) 備考財務信息已根據所述基準妥善編製；

(b) 除了以招股書附錄四諮詢精算師報告為基礎的有關內涵價值的信息外，上述基準與 貴集團的會計政策一致；及

(c) 就備考財務信息而言，有關調整恰當，並已根據上市規則第4章第29段作出披露。

此致

中國平安保險（集團）股份有限公司
中銀國際亞洲有限公司
高盛（亞洲）有限責任公司
香港上海滙豐銀行有限公司
摩根士丹利添惠亞洲有限公司
(為本身及代表招股書中所列的數位香港承銷商)
列位董事 台照

安永會計師事務所
香港執業會計師
謹啟

2004年6月14日

以下為本公司審計師兼申報會計師安永會計師事務所（香港執業會計師）出具之信函全文，以備載入本招股書內。

ERNST & YOUNG
安永會計師事務所

香港
中環
夏慤道十號
和記大廈
十五樓

敬啟者：

中國平安保險（集團）股份有限公司（以下簡稱「貴公司」）及其子公司（以下統稱「貴集團」）調整後有形資產淨值和調整後內涵價值

我們現對於　貴公司於2004年6月14日刊發的招股書（以下簡稱「招股書」）「調整後有形資產淨值和調整後內涵價值」一節中第258頁和259頁所載的備考財務信息（以下簡稱「備考財務信息」）作出申報。編製這些備考財務信息僅用於說明之目的，並就　貴公司H股於香港聯合交易所有限公司上市可能會對已呈列的相關財務信息產生何種影響提供資料。

責任

貴公司董事之責任為根據香港聯合交易所有限公司證券上市規則（以下簡稱「上市規則」）第4章第29段的規定編製備考財務信息。

我們的責任是對備考財務信息出具意見並向　貴公司報告我們的意見。對於以前我們就任何用以編製備考財務信息的財務資料所作出的報告，我們不會承擔任何超出於報告簽發當日我們對於我們報出報告的有關人士所負的責任。

(n) 《公開發行股票公司信息披露實施細則（試行）》（1993年6月12日）；

(o) 《禁止證券欺詐行為暫行辦法》（1993年9月2日）及其非官方英文翻譯文本；

(p) 《國務院關於股份有限公司境內上市外資股的規定》（1995年12月25日）及其非官方的英文翻譯文本；

(q) 全國人大常務委員會1998年12月29日頒佈的、1999年7月1日生效的《中華人民共和國證券法》及其非官方的英文翻譯文本；

(r) 國家經濟貿易委員會和中國證券監督管理委員會1999年3月29日簽發的「關於進一步促進境外公司規範運作和深化改革的意見」；

(s) 全國人大常務委員會1994年8月31日頒佈的、1995年9月1日生效的「中華人民共和國仲裁法」及其非官方的英文翻譯文本；

(t) 1991年4月9日第7屆全國人大第4次會議通過的、中國國家主席簽發的「中華人民共和國民事訴訟法」及其非官方的英文翻譯文本；及

(u) 附錄六中説明的由本公司中國法律顧問通商律師事務所出據的日期為2004年6月14日的法律意見書。

1. 送呈公司註冊處文件

隨同本招股書交付給香港公司註冊處進行登記的各種文件如下：

(a) **白色**和**黃色**申請表格；

(b) 本招股書附錄八第5J段所述的同意書；

(c) 本招股書（省去了滙豐保險認購協議中諒解備忘錄和技術援助與服務協議關於就滙豐保險及其關聯方所提供的服務的定價及／或費用分配基準的詳情）附錄八第3A段提到的各項重大合同之副本；及

(d) 售股股東名稱、地址和其資料的詳細清單。

2. 備查文件

下列文件的副本可以在歐華律師行辦公室（地址為香港中環花園道1號中銀大廈41樓）查閱，查閱時間為本招股書刊發日起14天（包括該日）內正常辦公時間：

(a) 本公司的公司章程；

(b) 安永會計師事務所編製的會計報告，其內容載於附錄一；

(c) 有關本公司利潤預測的函件，其內容載於附錄二；

(d) 西門（遠東）有限公司編製的有關本公司物業權益的函件和估價證書，其內容載於附錄三，及附錄三中提到的西門（遠東）有限公司編製的完整估值報告（只有中文地址）；

(e) 附錄八第3A段提到的各項重大合同；

(f) 附錄八第5J段提到的同意書；

(g) 附錄八第4A段提到的服務合同；

(h) 售股股東資料清單；

(i) 《中華人民共和國公司法》及其非官方英文翻譯文本；

(j) 《中華人民共和國保險法》及其非官方英文翻譯文本；

(k) 《到境外上市公司章程必備條款》及其非官方英文翻譯文本；

(l) 《關於股份有限公司境外募集股份及上市的特別規定》及其非官方英文翻譯文本；

(m) 《股票發行與交易管理暫行條例》（1993年4月22日）及其非官方英文翻譯文本；

業績時包含該信息不會增加對潛在投資者的價值；以及(ii)根據公司條例和香港上市規則向公眾披露該詳情對本公司造成不合理的負擔。香港證監會根據公司條例第342A(1)節批准該豁免請求要符合下列條件：

(a) 本招股書包含一份陳述，說明各重大合同的副本（若為滙豐保險認購協議，則省去了諒解備忘錄及所附技術援助與服務協議關於就滙豐保險及其關聯方所提供的服務的定價及／或費用分配基準的詳情）均已提交香港公司註冊機構註冊；

(b) 根據本招股書附錄九第2段的規定，各重大合同的副本將以提交香港公司註冊機構的格式提供備查；且

(c) 本招股書應列出該豁免的詳細說明。

謹請 閣下參閱本附錄第3A段所載之詳情。

發之日前兩年內，概無就全球發行或本招股書中所述的有關交易中，向上述發起人支付、分配或提供，或擬定支付、分配或提供任何現金、證券或利益。

L.　豁免公司條例及香港上市規則項下同類規則之有關規定要求

(a)　物業估價報告

本公司分別向香港證監會和香港聯交所申請請求豁免嚴格遵守公司條例附錄三第34(2)段和香港上市規則5.01條和5.06條及19A.27(4)條以及第16項應用指引第3(a)段之要求，其依據是(i)在本招股書中包括完全符合規定的估值報告（由於報告的篇幅太大）將帶來不合理的負擔，而且包含該等詳細的信息對保險公司的潛在投資者並不相關且不會對潛在投資者的投資決策產生影響；並且(ii)由於有超過99%的物業位於中華人民共和國，準備有關該等報告的英文翻譯文本將帶來不適當的負擔，而且潛在投資者獲得英文報告並無多大利益。

香港證監會根據公司條例附錄三第342A(1)節批准該豁免申請，而該批准帶有下列條件：

(a)　根據本招股書附錄九第2段的規定，符合附錄三第34段所有要求的中文估值報告(簡稱「估價報告」)可以提供備查；

(b)　包含集團所有物業權益估價概要的估價師信函和估價師證書納入本招股書中，概要的編製基礎是估值報告，且與本招股書附錄三中說明的格式相同；且

(c)　本招股書應列出該豁免的詳細說明。

所以，只有一份估值報告概要參見本招股書附錄三，將本公司持有的和租用的物業權益以省、自治區和直轄市為單位進行分列。因此，本公司持有的物業權益分成31組。估值報告全文（只用中文編報）附加有香港上市規則和公司條例的相關要求，將隨時提供備查。

(b)　重大合同

本公司分別向香港證監會和香港聯交所申請請求豁免嚴格遵守公司條例附錄三第17段和香港上市規則19A.27(4)條和附錄一A部份第53(2)段之要求，諒解備忘錄和技術援助與服務協議關於就滙豐保險及其關聯方所提供的服務的定價及／或費用分配基準的詳情在供審查的滙豐保險認購協議之副本中省略，其依據是(i)本公司認為該信息對協議各方在商業上高度敏感，且在評估本公司的財務

I. 雜項條款

(a) 除非在本招股書所披露外：

(i) 在本招股書刊發日期前兩年內，本公司沒有發行或同意發行繳足或部分繳足的任何股票或借貸資本，無論是以現金或非現金對價的方式進行；

(ii) 本公司或其任何子公司沒有任何股票或借貸資本附帶購股權或同意有條件或無條件地附帶購股權；

(iii) 本公司沒有發行或同意發行任何創辦人股票、管理層股票或遞延股份；

(iv) 本公司沒有任何權益或債務證券在任何其他證券交易所上市或交易，也沒有申請或擬申請進行上市或交易；

(v) 本公司沒有發行在外的可換股債務證券或債券；

(vi) 在本招股書刊發日期前兩年內，在本公司或其任何子公司的任何股票或借貸資本發行或銷售方面，沒有授予任何佣金、折扣、經紀佣金、或其他特殊的條款；及

(vii) 在本招股書刊發日期前兩年內，在認購、同意認購、尋求認購或同意尋求認購本公司任何H股方面沒有任何已支付或應支付的佣金（向承銷商支付的佣金除外）。

(b) 本公司目前不打算申請中外合資股份有限公司的資格，預期也不受《中華人民共和國中外合資經營企業法》管轄。

J. 同意

保薦人及聯席保薦人、作為本公司獨立報告會計師的安永會計師事務所、作為本公司諮詢精算師的華信惠悅保險精算顧問有限公司、作為本公司物業估價師的西門（遠東）有限公司及作為本公司中國法律顧問的北京通商律師事務所，均已經發出且並無撤回各自的書面同意，同意本招股書的刊發，連同他們的報告及／或函件及／或估價證書及／或其名稱的引述按本招股書所採用的形式及涵義轉載在本招股書中。

K. 發起人

本公司的發起人為中國工商銀行、招商局蛇口工業區有限公司、中國遠洋運輸（集團）總公司、深圳市財政局和深圳市新豪時投資發展有限公司。除非在本招股書中進行披露，在本招股書刊

葫蘆島鋅業股份有限公司，於中國成立的股份有限公司，位於中國遼寧省葫蘆島市龍港區鋅廠路24號，在全球發行中發售266,816 H股。倘全面行使超額配股權，葫蘆島鋅業股份有限公司將出售另外高達40,021 H股。

瀋陽建設投資資產經營有限公司，於中國成立的有限責任公司，位於中國遼寧省瀋陽市和平區和平北大街78號，在全球發行中發售266,816 H股。倘全面行使超額配股權，瀋陽建設投資資產經營有限公司將出售另外高達40,021 H股。

瀋陽恒信投資管理有限公司，於中國成立的有限責任公司，位於中國遼寧省瀋陽市沈河區文翠路34號，在全球發行中發售226,390 H股。倘全面行使超額配股權，瀋陽恒信投資管理有限公司將出售另外高達33,957 H股。

深圳商報社，於中國成立的事業單位法人，位於中國廣東省深圳市福田區商報路，在全球發行中發售129,365 H股。倘全面行使超額配股權，深圳商報社將出售另外高達19,404 H股。

瀋陽誠浩證券經紀有限責任公司，於中國成立的有限責任公司，位於中國遼寧省瀋陽市沈河區北站路105號，在全球發行中發售129,365 H股。倘全面行使超額配股權，瀋陽誠浩證券經紀有限責任公司將出售另外高達19,404 H股。

G. 無重大不利變化

除了在本招股書進行披露外，本公司列位董事認為自2003年12月31日以來，本公司的財務或交易狀況並無重大不利變化。

H. 生效

倘按照本招股書規定提交申請，則本招股書將使所有有關人員受現行《公司條例》第44A條和第44B條規定的約束（刑事處罰規定除外）。

深圳市建設投資控股公司，於中國成立的企業法人，位於中國廣東省深圳市羅湖區紅嶺中路29號，在全球發行中發售1,617,068 H股。倘全面行使超額配股權，深圳市建設投資控股公司將出售另外高達242,550 H股。

天津市國有資產經營有限責任公司，於中國成立的有限責任公司，位於中國天津市和平區睦南道114號，在全球發行中發售1,189,021 H股。倘全面行使超額配股權，天津市國有資產經營有限責任公司將出售另外高達178,346 H股。

中國天津外輪代理公司，於中國成立的企業法人，位於中國天津市河西區徐州道5號，在全球發行中發售792,681 H股。倘全面行使超額配股權，中國天津外輪代理公司將出售另外高達118,897 H股。

上海久事公司，於中國成立的企業法人，位於中國上海市中山南路28號，在全球發行中發售792,680 H股。倘全面行使超額配股權，上海久事公司將出售另外高達118,897 H股。

山東省對外經濟貿易財務服務公司，於中國成立的企業法人，位於中國山東省青島市保定路18號，在全球發行中發售792,680 H股。倘全面行使超額配股權，山東省對外經濟貿易財務服務公司將出售另外高達118,897 H股。

深圳市水務（集團）有限公司，於中國成立的有限責任公司，位於中國廣東省深圳市福田區深南中路萬德大廈23層，在全球發行中發售404,267 H股。倘全面行使超額配股權，深圳市水務（集團）有限公司將出售另外高達60,638 H股。

中海石油投資控股有限公司，於中國成立的有限責任公司，位於中國北京市朝陽區東三環北路甲2號，在全球發行中發售396,340 H股。倘全面行使超額配股權，中海石油投資控股有限公司將出售另外高達59,449 H股。

中國石化財務有限責任公司，於中國成立的有限責任公司，位於中國北京市朝陽區惠新東街甲6號，在全球發行中發售396,340 H股。倘全面行使超額配股權，中國石化財務有限責任公司將出售另外高達59,449 H股。

D. 初期費用

本公司估計初期應付費用大約為100萬港元。

E. 專家的資格

在本招股書中提供意見的專家（上市規則和公司條例中界定）的資格情況如下：

名稱	資格
中銀國際亞洲有限公司	《證券及期貨條例》項下的視為註冊公司
高盛（亞洲）有限責任公司	《證券及期貨條例》項下的視為註冊公司
香港上海滙豐銀行有限公司	《證券及期貨條例》項下的視為註冊機構
摩根士丹利添惠亞洲有限公司	《證券及期貨條例》項下的註冊公司
安永會計師事務所	註冊會計師事務所
西門（遠東）有限公司	物業估值師
北京通商律師事務所	中國法律顧問
華信惠悦保險精算顧問有限公司	諮詢精算師

F. 售股股東情況

深圳市投資管理公司，於中國成立的企業法人，位於中國廣東省深圳市福田區深南大道4009號投資大廈19樓，在全球發行中發售72,955,249 H股。倘全面行使超額配股權，深圳市投資管理公司將出售另外高達10,942,825 H股。

深圳市深業投資開發有限公司，於中國成立的有限責任公司，位於中國廣東省深圳市羅湖區深南東路深業中心大廈26樓，在全球發行中發售40,506,278 H股。倘全面行使超額配股權，深圳市深業投資開發有限公司將出售另外高達6,075,685 H股。

廣州市廣永國有資產經營有限公司，於中國成立的有限責任公司，位於中國廣東省廣州市越秀區正南街2號二樓，在全球發行中發售3,328,941 H股。倘全面行使超額配股權，廣州市廣永國有資產經營有限公司將出售另外高達499,320 H股。

青島市企發投資有限公司，於中國成立的有限責任公司，位於中國山東省青島市市南區東海路8號，在全球發行中發售1,981,701 H股。倘全面行使超額配股權，青島市企發投資有限公司將出售另外高達297,243 H股。

除非在本招股書中進行披露，及不計及全球發行項下可能獲得認購的任何股份，本公司董事尚不知悉任何法人或個人（非本公司董事或最高行政人員）在緊隨全球發行完成後在本公司股份或相關股份方面擁有任何根據證券及期貨條例第XV部第2及第3分部的規定需向本公司通報的權益或淡倉，或直接或間接擁有任何類別股本面值10%以上，使其在集團任何其他成員股東大會有表決權的權益。

E. 免責聲明

除非在本招股書中進行披露：

(a) 本公司的董事、監事或本附錄第5E段中列出的任何一方對本公司的發起沒有任何直接或間接利益，對本招股書刊發前兩年內由本公司購買或出售或租賃的、或擬定購買或出售或租賃的任何資產也沒有任何利益；

(b) 本公司的董事、監事或本附錄第5E段中列出的任何一方對本招股書刊發之日存在的與本公司業務有重大關係的任何合同或安排不存在任何重大利益；及

(c) 除非與香港承銷協議和國際購買協議相關，本附錄第5E段中列出的任何一方：(i)對本公司的任何股票或其任何子公司的任何股票合法或實益擁有；或(ii)沒有任何權利（無論法律上是否可執行）認購或指定他人認購本公司的證券。

5. 其他信息

A. 遺產稅

根據中國法律，本公司或其任何子公司將不承擔任何遺產稅義務。

B. 訴訟

除非在本招股書中進行披露，本公司尚不知悉涉及任何重大訴訟或仲裁，且就本公司列位董事所知，本公司目前沒有任何待決或正威脅本公司的重大訴訟或索賠程序可能對本公司的經營業績或財務狀況產生重大影響。

C. 保薦人及聯席保薦人

保薦人及聯席保薦人已經代表本公司向香港聯交所上市委員會提出申請，申請本公司H股上市及買賣，並已進行了所有必要的安排，使證券獲納入中央結算系統。

權益方名稱	身份	權益方擁有或被視作擁有權益的股份數量	於本公司權益的大約百分比
高盛集團有限公司	受益所有人	338,709,182 H股	5.47%
寶華集團有限公司	受益所有人	332,526,844 內資股	5.37%

(1) 平安工會代表員工投資集合參與人持有深圳市新豪時投資發展有限公司約98.15%的股權，詳細情況請參閱本招股書「主要股東和售股股東」一節。根據證券及期貨條例，平安工會視為對深圳市新豪時投資發展有限公司持有的內資股擁有相關權益。

(2) 平安證券工會和平安信託工會代表員工投資集合參與人共持有深圳市江南實業發展有限公司約69.11%的股權，詳細情況請參閱本招股書「主要股東和售股股東」一節。根據證券及期貨條例，平安證券工會和平安信託工會均視為對深圳市江南實業發展有限公司持有的內資股擁有相關權益。

目前就本公司董事所知，倘若在全球發行完成後不行使超額配股權且不根據滙豐價格調整差價發行新股，下列法人將直接或間接於附帶可於任何情況下在本集團任何其他成員的股東大會上行使表決權的權利的任何類別股本面值擁有10%或以上的權益：

權益方名稱	集團成員名稱	身份	權益方擁有或被視作擁有權益的股份數量	持股的大約百分比
深圳市新豪時投資發展有限公司	平安證券	受益所有人	註冊資本人民幣180,000,000元	18%
滙豐銀行	平安銀行有限責任公司	受益所有人	註冊資本13,500,000美元	27%
香港遠東企業有限公司	福州平安房地產有限公司	受益所有人	註冊資本1,250,000美元	25%
趙得翔	華威保險顧問有限公司	受益所有人	10,000股	10%
工商銀行（亞洲）....	平安香港	受益所有人	20,000,000股	25%

D. 主要股東及擁有證券及期貨條例第XV部第2及第3分部下的須予以披露的權益及淡倉之人士

就本公司董事所知，於完成全球發行後，假設並無行使超額配股權且不根據滙豐價格調整差價發行新股，下列法人將於下列附帶可於任何情況下在本公司股東大會上行使表決權的權利之內資股或H股中擁有權益：

權益方名稱	身份	權益方擁有或被視作擁有權益的股份數量	於本公司權益的大約百分比
中國平安保險（集團）股份有限公司工會委員會（簡稱「平安工會」）[1]	受控公司的權益	389,592,366 內資股	6.29%
平安證券有限責任公司工會委員會（簡稱「平安證券工會」）[2]	受控公司的權益	479,117,788 內資股	7.73%
平安信託投資有限責任公司工會委員會（簡稱「平安信託工會」）[2]	受控公司的權益	479,117,788 內資股	7.73%
深圳市投資管理公司	受益所有人	543,181,445 內資股	8.77%
滙豐保險控股有限公司	受益所有人	618,886,334 H股	9.99%
深圳市江南實業發展有限公司	受益所有人	479,117,788 內資股	7.73%
深圳市新豪時投資發展有限公司	受益所有人	389,592,366 內資股	6.29%
源信行投資有限公司	受益所有人	380,000,000 內資股	6.13%

(a) 域名的註冊

本公司是下列具體域名的註冊所有人：

域名	註冊日期
www.pa18.com	2000年4月9日
www.pa18.com.cn	2000年4月21日

4. 利益披露

A. 董事和監事服務合同詳情

於2004年5月10日，本公司與本公司兩名執行董事分別訂立服務合同，為期三年。兩名執行董事的服務合同可以由合同任何一方提前至少六個月向對方發出書面通知予以終止。根據公司章程，本公司董事和監事的報酬將由本公司股東在股東大會決定。

除了在文中披露的以外，本公司任何董事和監事都沒有也不計劃與本集團任何成員公司簽訂服務合同（一年內到期或僱主可毋需支付賠償（法定賠償除外）而終止的合約除外）。

B. 董事和監事的報酬

截至2003年12月31日，給予董事和監事的總已付報酬和實物利潤分別為人民幣13,245,670元和人民幣1,252,694元。

根據現有的有效安排，本公司董事和監事在截至2004年12月31日止年度應獲得的總報酬和獲得的實物福利大約分別估計為人民幣11,042,911元和人民幣1,342,787元。

C. 董事和監事在本公司及其相聯法團中的股本和債權證的權益與淡倉

全球發行完成後，本公司的董事和監事於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債權證並不擁有任何一旦H股在香港聯交所上市，根據證券及期貨條例第XV部份第7及第8分部須予向本公司及香港聯交所知會，或根據證券及期貨條例第352條規定需要在該條所述的登記冊中登記，或需要根據《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯交所的權益及淡倉（包括根據證券及期貨條例彼等被視作或當作擁有的權益及淡倉）。為此，證券及期貨條例的有關規定應解釋為適用於本公司監事。

知識產權	屆滿到期日	類別[1]	註冊地點	編號
平保	2013年8月20日	16、35、36、38、41、42	香港	300065178
AN PING	2013年8月20日	36	香港	300065259
PEACE	2013年8月20日	36	香港	300065231
PAIC	2013年8月20日	36	香港	300065222
PA18	2013年8月20日	35、36、38、41、42	香港	300065150
PA18新概念	2013年8月20日	35、36、38、41、42	香港	300065204

註釋：

1. *在中國，第35類別主要包括的服務涉及提成費和激勵計劃的組織、運營和監管，通過互聯網提供的廣告服務，電視和廣播廣告的製作，會計，拍賣，貿易博覽會，民意調查，資料處理和業務信息供應。在中國，第36類別主要包括的服務涉及保險業務，海上保險，海上（事故）保險，海上（火災）保險，海上（健康）保險，運輸保險，人壽保險，保險管理，保險信息，保險諮詢和保險經紀。在中國，第42類別主要包括的服務涉及電腦軟體安裝、維護和修理，電腦諮詢服務，互連網相關的服務（包括設計，網站編輯相關的製圖和委托編寫，他人網站的製作、維護和主機托管，域名註冊的編輯、申請和維護；及計算機數據庫訪問時間的租用等。*

   在香港第16類別包括紙張、紙板和紙板製品、打印材料、裝訂材料、相片、文具、藝術材料、打字機和辦公品（辦公家具除外）、說明和教學材料（儀器除外）以及塑料包裝材料。在香港第35類別包括廣告、公司管理、商業管理和辦公功能。在香港第36類別包括保險、金融事務、貨幣事務和房地產事務。在香港第38類別包括電信。在香港第41類別包括教育、培訓服務、娛樂和文體活動。在香港第42類別包括科學技術服務和有關研究與設計、行業分析和研究服務、計算機軟件和硬件的設計與開發及法律服務。

除了上述信息之外，本公司還向中國國家商標局和香港商標註冊處分別提交了有關15和5種商標的於不同類別的註冊申請。

知識產權	屆滿到期日	類別(1)	註冊地點	編號
	2009年8月27日	36	中國	1309895
平安	2009年10月27日	35	中國	1329871
平安	2009年10月27日	35	中國	1329870
	2009年10月27日	35	中國	1329879
PING AN	2009年10月27日	35	中國	1329876
PING AN	2009年10月27日	35	中國	1329875
平安	2009年8月27日	36	中國	1309861
	2009年8月27日	36	中國	1309862
PING AN	2009年8月27日	36	中國	1309864
PING AN	2009年8月27日	36	中國	1309865
平安	2009年8月27日	36	中國	1309866
新概念 PA18	2011年7月20日	36	中國	1607966
新概念	2011年7月13日	36	中國	1603767
PA18	2011年7月20日	36	中國	1607964
PA18	2011年8月6日	42	中國	1615961

知識產權	屆滿到期日	類別[1]	註冊地點	編號
平安	2009年10月20日	36	中國	1327336
平安	2009年10月20日	36	中國	1327337
平安大厦	2009年8月27日	36	中國	1309886
PING AN	2009年8月27日	36	中國	1309885
PING AN	2009年8月27日	36	中國	1309884
平安	2009年8月27日	36	中國	1309882
平安	2009年8月27日	36	中國	1309881
PING AN BUILDING	2009年8月27日	36	中國	1309880
	2009年8月27日	36	中國	1309867
PING AN BUILDING	2009年8月27日	36	中國	1309894
平安大厦	2009年8月27日	36	中國	1309891
PING AN DA SHA	2009年8月27日	36	中國	1309888
PING AN DA SHA	2009年8月27日	36	中國	1309887
PING AN	2009年8月27日	36	中國	1309868
平安	2009年8月27日	36	中國	1309898
PING AN	2009年8月27日	36	中國	1309897
平安	2009年8月27日	36	中國	1309896

(n) 平安信託與滙豐銀行於2004年1月12日就合資合同的某些修改簽訂了書面協議；

(o) 平安信託與滙豐銀行於2004年1月29日就合資合同的某些修改簽訂了書面協議；

(p) 平安信託與滙豐銀行於2004年4月7日就合資合同的某些修改簽訂了書面協議；及

(q) 本公司、聯席全球協調人、售股股東及香港承銷商於2004年6月11日簽訂的香港承銷協議，有關該協議的詳細情況請參閱「承銷」一節。

附在滙豐保險認購協議上的諒解備忘錄和技術援助與服務協議關於就滙豐保險及其關聯方所提供的服務的定價及／或費用分配基準的詳情將在供審查的滙豐保險認購協議之副本中省略。該信息對協議各方在商業上為高度敏感，且在評估本公司的財務業績時包含該信息不會增加對潛在投資者的價值。本公司已向香港聯交所提出申請並被豁免嚴格遵守香港上市規則19A.27(4)條和附錄一A部份第53(2)段要求。本公司已向香港證監會提出申請並被豁免嚴格遵守公司條例附錄三第17段之要求，因此本招股書僅包含一份陳述，說明各重大合同的副本（省去了滙豐保險認購協議中的諒解備忘錄和技術援助與服務協議關於就滙豐保險及其關聯方所提供的服務的定價及／或費用分配基準的詳情，因為該詳情不相關且根據公司條例向公眾披露該詳情對本公司造成不合理的負擔）均已提交香港公司註冊處註冊。

B. 本公司的知識產權

截至可能的最新日期，集團已經註冊了下列知識產權：

知識產權	屆滿到期日	類別[1]	註冊地點	編號
中國平安保險公司 PING AN INSURANCE COMPANY OF CHINA	2007年9月27日	36	中國	1115560
A	2008年8月20日	36	中國	1201925
PING AN	2009年10月20日	36	中國	1327338
A PING AN	2009年10月20日	36	中國	1327339

(a) 本公司與新利華集團有限公司於2002年9月20日簽訂股權轉讓協議，本公司取得北京平安房地產有限公司註冊資本中25%的權益；

(b) 本公司與滙豐保險於2002年10月8日簽訂認購協議，滙豐保險認購本公司246,666,667股股份（簡稱「滙豐認購協議」）；

(c) 本公司與滙豐保險於2002年10月8日簽訂有關滙豐認購協議的承諾協議；

(d) 本公司與深圳市羅湖區投資管理公司於2002年10月22日簽訂股份轉讓協議，本公司受讓深圳市羅湖區投資管理公司持有的4,902,000股平安信託股份；

(e) 平安信託與深圳國際信託投資有限責任公司於2003年8月25日簽訂有關平安信託受讓200,000,000股平安證券股份的股份轉讓協議；

(f) 平安信託與深圳市德利星投資發展有限公司於2003年8月26日簽訂有關平安信託受讓100,000,000股平安證券股份的股份轉讓協議；

(g) 平安信託與深圳市傲實投資發展有限公司於2003年8月26日簽訂有關平安信託受讓25,000,000股平安證券股份的股份轉讓協議；

(h) 平安信託與深圳市廣田投資集團有限公司於2003年8月26日簽訂有關平安信託受讓16,210,000股平安證券股份的股份轉讓協議；

(i) 中國銀行同平安信託於2003年9月29日簽訂股份轉讓協議，涉及平安信託向中國銀行收購福建亞洲銀行50%的權益；

(j) 平安信託與滙豐銀行於2003年10月9日就福建亞洲銀行事宜簽訂的合資合同（簡稱「合資合同」）；

(k) 平安信託與滙豐銀行於2003年10月9日就合資合同的某些說明簽訂了書面協議；

(l) 平安信託與滙豐銀行於2003年12月17日就合資合同的某些修改簽訂了書面協議；

(m) 平安信託與滙豐銀行於2003年12月23日就合資合同的某些修改簽訂了書面協議；

截至本招股書刊發日期止，平安證券的股份持有情況如下：

名稱	持股數量	大約持股百分比(%)
1. 平安信託	641,210,000	64.121%
2. 深圳市新豪時投資發展有限公司	180,000,000	18.000
3. 深圳市安星實業發展有限公司[1]	98,790,000	9.879
4. 江蘇白雪電器股份有限公司	30,000,000	3.000
5. 上海捷強烟草糖果（集團）有限公司	20,000,000	2.000
6. 上海市糖業煙酒（集團）有限公司	10,000,000	1.000
7. 上海第一食品商店股份有限公司	10,000,000	1.000
8. 瀋陽建設投資資產經營有限公司	10,000,000	1.000
合計	1,000,000,000	100.000%

(1) 深圳市安星實業發展有限公司的註冊資本由深圳市江南實業發展有限公司持有52%，由深圳市德利星投資發展有限公司持有40%，由深圳市安星實業發展有限公司工會持有8%。

(v) 北京平安房地產有限責任公司

新利華集團有限公司於2003年4月3日，向本公司轉讓了其在北京平安房地產有限責任公司註冊資本中25%的權益。

除了在本招股書中披露以外，在本招股書刊發日期之前兩年內本公司之子公司的股本／註冊資本沒有變化。

3. 有關本公司業務的其他資料

A. 重大合同概要

本公司在本招股書刊發日前兩年內訂立屬於重大合同（在日常業務過程中訂立的合同除外）如下：

(iii) 平安信託

於2003年6月26日，深圳市羅湖區投資管理公司以人民幣6,400,000元的對價將平安信託4,902,000股轉讓給本公司。同日，中國人民銀行深圳市中心支行批准平安信託增加其註冊資本，即從人民幣500,000,000元增加到人民幣2,700,000,000元。新增資本全部由本公司實繳入賬。截至本招股書刊發日期止，平安信託的股份持有情況如下：

名稱	持股數量	大約持股百分比(%)
1. 本公司	2,679,902,000	99.256%
2. 武漢塑料城股份有限公司	9,281,000	0.344
3. 上海市糖業烟酒（集團）有限公司	5,000,000	0.185
4. 深圳華倫投資諮詢公司	5,000,000	0.185
5. 深圳威豹金融押運股份有限公司	817,000	0.030
合計	2,700,000,000	100.000%

(iv) 平安證券

於2002年8月27日，招商局蛇口工業區有限公司向深圳市安星實業發展有限公司轉讓了平安證券50,790,000股股份。

於2002年8月27日，上海陸家嘴金融貿易區開發股份有限公司向深圳國際信託投資有限責任公司轉讓了平安證券200,000,000股股份。

於2003年9月2日，深圳市安星實業發展有限公司分別從深圳市景鴻投資發展有限公司和深圳市銀浩實業有限公司受讓了平安證券26,000,000股和22,000,000股股份。

於2003年10月22日，平安信託分別從深圳國際信託投資有限責任公司、深圳市德利星投資發展有限公司、深圳市傲實投資有限公司和深圳市廣田投資集團有限公司受讓了平安證券200,000,000股、100,000,000股、25,000,000股和16,210,000股股份。在前述股份轉讓完成後，平安證券成為本公司非全資子公司。

名稱	持股數量	大約持股百分比(%)
8. 武漢武新實業有限公司	800,000	0.0500
9. 深圳市德利星投資發展有限公司	304,000	0.0190
10. 寶華集團有限公司	160,000	0.0100
11. 深大電話有限公司	48,000	0.0030
12. 深圳市建設投資控股公司	48,000	0.0030
13. 山東省對外經濟貿易財務服務公司	25,600	0.0016
14. 北京富泰華投資管理有限公司	16,000	0.0010
15. 高盛集團有限公司	16,000	0.0010
16. 華煜期貨經紀有限公司	16,000	0.0010
17. 瀋陽市財政投資公司	6,400	0.0004
合計	1,600,000,000	100.0000%

名稱	持有股份的數量	大約持股百分比(%)
11. 深大電話有限公司	114,000	0.0030
12. 深圳市建設投資控股公司	114,000	0.0030
13. 山東省對外經濟貿易財務服務公司	60,800	0.0016
14. 北京富泰華投資管理有限公司	38,000	0.0010
15. 高盛集團有限公司	38,000	0.0010
16. 華煜期貨經紀有限公司	38,000	0.0010
17. 瀋陽市財政投資公司	15,200	0.0004
合計	3,800,000,000	100.0000%

(ii) 平安產險

平安產險於2002年12月24日成立為一家股份制有限公司，其註冊資本為人民幣16億元，分為1,600,000,000股，每股面值人民幣1.00元，全部繳足，而股份持有情況如下：

名稱	持股數量	大約持股百分比(%)
1. 中國平安保險（集團）股份有限公司	1,584,000,000	99.0000%
2. 深圳市投資管理公司	3,520,000	0.2200
3. 深圳市新豪時投資發展有限公司	2,880,000	0.1800
4. 招商局蛇口工業區有限公司	2,720,000	0.1700
5. 深圳市江南實業發展有限公司	2,240,000	0.1400
6. 中國遠洋運輸（集團）總公司	1,760,000	0.1100
7. 摩氏實業發展（深圳）有限公司	1,440,000	0.0900

一名的董事以超過代表平安銀行其他投資者之董事的數量。合資各方將有權按照其在平安銀行註冊資本中的相關出資比例，分享利潤並承擔虧損。

除非根據合資合同提前終止，否則合資合同將於2054年2月到期。若發生某些事件，包括一方重大違約導致銀行遭受嚴重損失或發生某些不可抗力事件，則雙方可以終止合資關係。

B.　股本變動

本節載有關於在本招股書刊發之日前兩年內本公司之有關子公司的股本變動。

(i)　平安壽險

於2002年4月，本公司獲中國保監會批准進行重組，隨著平安壽險及平安產險的成立，本公司重組成為一家控股公司。

平安壽險於2002年12月17日成立為一家股份制有限公司，其註冊資本為人民幣38億元，分為3,800,000,000股，每股面值人民幣1.00元，全部繳足，股份持有情況如下：

名稱	持有股份的數量	大約持股百分比(%)
1. 中國平安保險（集團）股份有限公司	3,762,000,000	99.0000%
2. 深圳市投資管理公司	8,360,000	0.2200
3. 深圳市新豪時投資發展有限公司	6,840,000	0.1800
4. 招商局蛇口工業區有限公司	6,460,000	0.1700
5. 深圳市江南實業發展有限公司	5,320,000	0.1400
6. 中國遠洋運輸（集團）總公司	4,180,000	0.1100
7. 摩氏實業發展（深圳）有限公司	3,420,000	0.0900
8. 武漢武新實業有限公司	1,900,000	0.0500
9. 深圳市德利星投資發展有限公司	722,000	0.0190
10. 寶華集團有限公司	380,000	0.0100

2. 本公司的子公司

A. 於子公司中的投資

本招股書附錄一「會計報告」中載有關於本公司之子公司之資料。

2003年9月29日，平安信託與中國銀行簽訂了就福建亞洲銀行註冊資本的權益的轉讓協議，根據該協議，平安信託取得中國銀行在福建亞洲銀行註冊資本中50%的權益。隨後，平安信託與滙豐銀行簽訂了合資合同，根據該合同，平安信託同意出資取得福建亞洲銀行註冊資本中額外23%的權益。2004年2月19日，福建亞洲銀行更名為平安銀行有限責任公司，成為本公司擁有73%股權的子公司。

根據平安信託與滙豐銀行就福建亞洲銀行簽訂的合資合同，平安信託和滙豐銀行已同意促使平安銀行批准由平安信託單方面出資（「第二次出資」），將其註冊資本增加到人民幣10億元，並就在中國開展包括全面人民幣業務在內的業務申請非限制性銀行許可證，包括申請所有相關的監管批文，盡快辦妥一切手續且最遲遲於過2006年6月30日。

除了某些規定的豁免轉讓外，倘平安信託或滙豐銀行希望轉讓或以其他方式處置其在平安銀行中的註冊資本中的權益，則其必須首先向有優先購買權的其他當事人要約轉讓。根據合資合同規定，平安信託已經向滙豐銀行授予買入選擇權，在第二次出資後，滙豐銀行將有權獲得平安信託出售或轉讓其在平安銀行中的權益，以將滙豐銀行在平安銀行中的權益增加到44%。買入選擇權將於2008年12月31日到期，倘2006年12月31日之前中國法律法規不允許外國金融機構在中國內資銀行中的註冊資本的權益增加到該銀行註冊資本的44%，則該買入選擇權將於2009年12月31日到期，但是倘滙豐銀行在2006年12月31日前已經獲得監管批准，可以將其在權益增加到不低於44%的水平，則買入選擇權將於下列時間到期：(i)上述買入選擇權到期日，(ii)滙豐銀行獲得監管批准其權益可增加到不低44%的水平之日後兩年，或(iii)滙豐銀行根據其在下列賣出選擇權處置其權益之日。另外，平安信託還授予滙豐銀行賣出選擇權，據此滙豐銀行將有權要求平安信託購買滙豐銀行在平安銀行中的所有權益。該賣出選擇權在下列較早日期到期，即2007年6月30日或平安銀行獲得上述非限制性銀行許可證且滙豐銀行的權益攤薄到不超過17%之日，或滙豐銀行通過行使買入選擇權成功進一步購買其在平安銀行註冊資本中的權益之日。

平安銀行的董事會目前由12名董事組成。根據合資合同，平安信託和滙豐銀行有權分別任命5名董事和2名董事，且倘滙豐銀行將其在平安銀行中的權益增加到44%，則平安信託和滙豐銀行將有權分別任命4名和3名董事；但是倘平安信託在平安銀行中的權益不低於51%，則其有權任命多

全球發行完成以後，H股的數量將大約佔本公司總發行股本的41.30%（假設並無行使超額配股權，且未根據滙豐價格調整差價發行新股）。

(b) 採納公司章程，並授權董事會可以根據中國有關監管機構、香港聯交所、香港中央結算有限公司和H股股份登記處之意見來修改公司章程。

D. 重組

集團為籌備H股在香港聯交所上市，使公司結構合理化，自2002年開始進行了公司重組。

本公司重組涉及下列程序和批覆：

(a) 於2002年4月2日，中國保監會簽發批文（「保監覆[2002]32號《關於中國平安保險股份有限公司分業經營實施方案的批覆》」），根據該批文，本公司被批准重組，成為一家控股公司，並將本公司的壽險業務和產險業務分為兩個獨立的實體，分別為平安壽險和平安產險；

(b) 於2002年10月28日，中國保監會簽發批文（「保監變審[2002]98號《關於中國平安保險股份有限公司有關變更事項的批覆》」），批准本公司的持股結構和營業範圍；

(c) 於2003年11月26日，中國保監會簽發批文（「保監變審[2003]142號《關於中國平安保險（集團）股份有限公司變更資本金及章程的批覆》」），批准本公司增加註冊資本並批准本公司的公司章程；

(d) 於2003年12月31日，中國保監會簽發批文（「保監覆[2003]228號《關於中國平安保險（集團）股份有限公司境外發行H股並上市的批覆》」），批准本公司於境外上市；

(e) 於2004年2月16日，財政部簽發批文（「財金函[2004]14號《財政部關於中國平安保險（集團）股份有限公司國有股權管理方案的批覆》」），批准公司國有股權管理方案；

(f) 於2004年3月1日，中國證監會簽發通知（「國合函[2004]38號《關於同意受理中國平安保險（集團）股份有限公司發行境外上市外資股申請的函》」），初步同意本公司於境外上市；

(g) 於2004年3月18日，中國保監會簽發批文（「保監發改[2004]544號《關於將平安保險（集團）股份有限公司轉為境外募集股份公司的批覆》」），批准本公司的H股公司章程及將本公司轉為公開上市公司；

(h) 於2004年3月24日，財政部簽發批文（「財金函[2004]27號《財政部關於中國平安保險（集團）股份有限公司國有股份減持方案的批覆》」），批准公司國有股東國有股減持方案；

(i) 於2004年5月12日，中國證監會簽發批文（「證監國合字[2004]18號《關於同意中國平安保險（集團）股份有限公司發行境外上市外資股的批覆》」），批准本公司境外發行股份（包括發行結構）及本公司上市。

名稱	持有股份的數量	大約持股百分比(%)
39. 葫蘆島鋅業股份有限公司	2,253,372	0.0457
40. 瀋陽建設投資資產經營有限公司	2,253,372	0.0457
41. 瀋陽天和信息技術有限公司	2,185,088	0.0443
42. 瀋陽恒信投資管理有限公司	1,911,952	0.0388
43. 華煜期貨經紀有限公司	1,316,000	0.0267
44. 深圳萬吉達服裝精品有限公司	1,160,828	0.0235
45. 深圳商報社	1,092,544	0.0221
46. 瀋陽誠浩證券經紀有限責任公司	1,092,544	0.0221
合計	4,933,333,334	100.0000

於完成全球發行後，本公司的註冊股本將為人民幣6,195,053,334元，包括大約3,636,409,636內資股和2,558,643,698 H股，已繳足股本或入賬列作繳足，大約分別佔本公司註冊資本的58.70%和41.30%（假設並無行使超額配股權，且未根據滙豐價格調整差價發行任何H股）。

除在本招股書中披露以外，在本招股書刊發日期之前兩年內本公司的註冊資本並沒有變化。

C. 本公司股東於2004年3月9日舉行之特別股東大會的程序

本公司股東在2004年3月9日特別股東大會上通過了決議，該等決議的主要內容，除其他事項外，是：

(a) 除其他事項外，在：(i)香港聯交所上市委員會批准於此所述的待發行的H股可以在香港聯交所上市和交易；且(ii)香港承銷協議和國際購買協議成為無條件，且無根據有關條款或其他理由而終止之情況下，本公司批准：(i)本公司轉換成「境外募集公司」；(ii)發行並售賣H股及授予超額配股權；及(iii)H股在香港聯交所上市；和

名稱	持有股份的數量	大約持股百分比(%)
19. 廣州市廣永國有資產經營有限公司	28,114,258	0.5699
20. 青島市企發投資有限公司	16,736,270	0.3392
21. 豐益投資有限公司	13,656,798	0.2768
22. 大連海昌房屋開發有限公司	13,656,798	0.2768
23. 深圳市建設投資控股公司	13,656,798	0.2768
24. 深大電話有限公司	13,656,798	0.2768
25. 三水市健力寶健康產業投資有限公司	11,112,886	0.2253
26. 天津市國有資產經營有限責任公司	10,041,768	0.2035
27. 金浩集團有限公司	8,307,100	0.1684
28. 中國天津外輪代理公司	6,694,510	0.1357
29. 上海久事公司	6,694,506	0.1357
30. 山東省對外經濟貿易財務服務公司	6,694,506	0.1357
31. 北京富泰華投資管理有限公司	5,512,400	0.1117
32. 深圳市華新股份有限公司	4,779,880	0.0969
33. 弘泰信托投資有限責任公司	4,643,312	0.0941
34. 深圳市水務（集團）有限公司	3,414,200	0.0692
35. 中海石油投資控股有限公司	3,347,254	0.0678
36. 中國石化財務有限責任公司	3,347,254	0.0678
37. 深圳市德寶汽車服務有限公司	3,012,008	0.0611
38. 深圳市中金嶺南有色金屬股份有限公司	2,526,508	0.0512

在全球發行之前，本公司的註冊資本是人民幣4,933,333,334元，分為4,933,333,334股，每股面值為人民幣1.00元，所有均已按下列方式足額繳納和持有：

名稱	持有股份的數量	大約持股百分比(%)
1. 深圳市投資管理公司	616,136,694	12.4893
2. 滙豐保險控股有限公司	493,333,334	10.0000
3. 深圳市江南實業發展有限公司	479,117,788	9.7118
4. 深圳市新豪時投資發展有限公司	389,592,366	7.8971
5. 源信行投資有限公司	380,000,000	7.7027
6. 深圳市深業投資開發有限公司	342,091,962	6.9343
7. 高盛集團有限公司	338,709,182	6.8657
8. 寶華集團有限公司	332,526,844	6.7404
9. 摩根士丹利毛里裘斯投資控股有限公司	289,375,848	5.8657
10. 廣州市恒德貿易發展有限公司	200,000,000	4.0541
11. 武漢武新實業有限公司	195,455,920	3.9619
12. 深圳市立業投資發展有限公司	176,000,000	3.5676
13. 天津泰鴻投資集團有限公司	159,840,000	3.2400
14. 鼎和創業投資有限公司	132,916,884	2.6943
15. 上海銀峰投資管理有限公司	88,800,000	1.8000
16. 日本第一生命保險相互會社	49,333,334	1.0000
17. 新華信託投資股份有限公司	40,000,000	0.8108
18. 深圳市德利星投資發展有限公司	37,231,666	0.7547

- 在2003年6月27日，深圳市德利星投資發展有限公司向新華信託投資股份有限公司轉讓了20,000,000內資股。

- 在2003年8月5日，青島市財政局向青島市企發投資股份有限公司轉讓了8,368,135內資股。

- 在2003年9月16日，瀋陽市財政投資公司向瀋陽恒信投資管理有限公司轉讓了955,976內資股。

- 在2003年11月24日，湖北博盈投資股份有限公司（前湖北車橋股份有限公司）向金浩集團有限公司轉讓了4,153,550內資股。

- 在2003年11月24日，大連華信信託投資股份有限公司向三水市健力寶健康產業投資有限公司轉讓了2,209,188內資股。

- 在2003年11月24日，深圳市財政局向深圳市深業投資開發有限公司轉讓了171,045,981內資股。

- 在2003年11月24日，中國工商銀行瀋陽北行金店向深圳市德寶汽車服務有限公司轉讓了959,732內資股。

- 在2003年11月24日，瀋陽液壓機廠向深圳市德寶汽車服務有限公司轉讓了546,272內資股。

- 在2004年1月13日，深圳市投資管理公司向深圳市立業投資發展有限公司轉讓了176,000,000內資股。

- 在2004年1月13日，深圳市思特電子工程有限公司向豐益投資有限公司轉讓了13,656,798內資股。

- 在2004年1月13日，中國信達資產管理公司向大連海昌房屋開發有限公司轉讓了13,656,798內資股。

- 在2004年1月13日，天津市開源經濟發展總公司向三水市健力寶健康產業投資有限公司轉讓了6,694,510內資股。

- 在2002年6月19日，天津信託投資公司向天津市國有資產經營有限責任公司轉讓了1,673,629內資股。

- 在2002年6月19日，遼寧東方證券公司向瀋陽天和信息技術有限公司轉讓了1,092,544內資股。

- 在2002年10月8日，本公司與滙豐保險達成認購協議，根據該協議本公司向滙豐保險發行246,666,667股非上市外資股，佔本公司當時已擴大註冊資本總額的10%。

- 在2002年11月18日，深圳市中級人民法院向本公司簽發了執行通知書（協助執行通知書[2002]深中法執字第9-136-1號），根據該通知，深圳石化工業集團股份有限公司須向寶華投資有限公司（現稱寶華集團有限公司）轉讓其持有的1,707,100內資股。該轉讓於2002年12月26日經中國保監會批准。

- 在2002年12月26日，中國遠洋運輸（集團）總公司向廣州市恒德貿易發展有限公司、中投創業投資有限公司（現稱鼎和創業投資有限公司）和天津泰鴻投資集團有限公司分別轉讓了100,000,000、66,458,442和77,710,812內資股。

- 在2002年12月26日，大連遠洋運輸公司向天津泰鴻投資集團有限公司轉讓了2,209,188內資股。

- 在2002年12月26日，增城中旅企業集團有限公司向湖北車橋股份有限公司轉讓了853,550內資股。

- 在2003年1月30日，大連市房地產管理局向深圳市德利星投資發展有限公司轉讓了8,615,833內資股。

- 在2003年3月10日，摩根士丹利毛里裘斯投資控股有限公司向日本第一生命保險相互會社轉讓了24,666,667股非上市外資股。

- 在2003年5月13日，佛山市財政局向湖北車橋股份有限公司轉讓了3,300,000內資股。

- 在2003年5月13日，深圳市華新股份有限公司分別從順德市容桂鎮容山實業發展總公司和順德市容桂鎮經濟發展總公司受讓了1,707,100和682,840內資股。

1. 有關本公司的詳細信息

A. 註冊成立

本公司是一家在中國註冊成立的股份有限公司，於1997年1月16日由發起人根據《中華人民共和國公司法》的有關條款設立，註冊名稱為中國平安保險股份有限公司。在2003年1月24日，本公司名稱變更為中國平安保險（集團）股份有限公司。

本公司已在香港灣仔告士打道108號大新金融中心11樓設立主要營業地址，並根據《公司條例》第XI部在公司註冊處註冊登記為一家海外公司。楊曉華先生（地址為：香港港灣道28號灣景中心大廈B座41樓8室）已經被委任為本公司在香港接收法律文件的代理人。由於本公司於中國註冊成立，故須遵守中國有關法律、法規和規則。中華人民共和國法律和主要監管條例的某些相關內容概要載於附錄六。本公司章程有關部份之概要載於附錄七。

B. 註冊資本的變更

在成立為一家股份有限公司時，本公司的公司初始註冊資本為人民幣1,500,000,000元，分為1,500,000,000股，每股面值人民幣1.00元的股份，所有的股份都已經足額繳納，或以足額繳納的方式發行。中國保監會於2001年9月30日批准本公司增加註冊資本，即從人民幣1,500,000,000元增加至人民幣2,220,000,000元。中國保監會於2003年1月9日批准本公司再次增加註冊資本，即從人民幣2,220,000,000元增加至人民幣2,466,666,667元。在2003年11月26日，中國保監會批准本公司資本公積金轉增資本，根據該批准，人民幣2,466,666,667元的資本公積金被資本化，並按10股轉增10股的比例向本公司股東發行並分配2,466,666,667股。在資本公積金轉增資本後，本公司的註冊資本為人民幣4,933,333,334元，分為4,933,333,334股。

在本招股書刊發日期前兩年內，本公司記錄了下述的註冊資本轉讓：

- 在2002年6月17日，摩氏實業發展（深圳）有限公司向摩根士丹利毛里裘斯投資控股有限公司轉讓了169,354,591股非上市外資股。

- 在2002年6月19日，招商局蛇口工業區有限公司分別向寶華投資有限公司（現稱寶華集團有限公司）、源信行投資有限公司和上海銀峰投資管理有限公司轉讓了141,544,149、190,000,000和44,400,000內資股。

倘會計師事務所的辭職通知包含有任何須提請本公司股東或債權人注意的情況，則會計師事務所可以要求董事會召集臨時股東大會，對涉及該辭職的有關情況進行解釋。

爭議解決

倘境外上市外資股股東和本公司之間，境外上市外資股股東和本公司董事、監事、首席執行官或其他高級管理人員之間，或境外上市外資股股東與內資股股東之間就公司章程或《中華人民共和國公司法》或其他法律和行政法規規定的權利或義務而發生的與本公司事務有關的任何爭議或權利主張，則有關各方須將該爭議或權利主張提交仲裁。

請求人可以選擇在中國國際經濟貿易仲裁委員會按照其仲裁規則進行仲裁，也可以選擇在香港國際仲裁中心根據其證券仲裁規則進行仲裁。一旦請求人將有關爭議或權利主張提交仲裁，則對方也必須在請求人選擇的仲裁機構仲裁。

倘請求人選擇在香港國際仲裁中心進行仲裁，則爭議或請求的任何一方都可以根據香港國際仲裁中心的證券仲裁規則申請在深圳進行該仲裁。

以仲裁方式裁決上述爭議或權利主張，適用中華人民共和國法律，除非法律和行政法規另外有相反規定。

倘將上述爭議或請求提交仲裁，則整個爭議或權利主張都必須提交仲裁，且所有根據同一事實有訴因的人或有必要參與該爭議或權利主張的人，如果其身份為本公司或本公司的股東、董事、監事、首席執行官或其他高級管理人員都須遵守仲裁。識別是否是股東的爭議和有關本公司股東名冊的爭議可以不通過仲裁來解決。

仲裁機構的仲裁裁決是終局的，對各方當事人均有約束力。

- 須在向股東發出股東大會會議通知之前，將議案的副本送交擬任命或擬離任的會計師事務所或已經離任的會計師事務所（離任包括罷免、辭職和退任）。

- 倘離任的會計師事務所書面陳述並要求本公司向股東通知該陳述，則本公司須（除非收到該陳述的時間太遲）：(1)在為作出決議而向股東發出的通知中，說明將離任的會計師事務所做出的陳述；並(2)在通知上附加有關陳述的副本，並按照公司章程中規定的方式向股東交付該通知。

- 倘會計師事務所的陳述發送方式不符合上述段落的規定，有關會計師事務所可以要求在股東大會宣讀該陳述，並可以進一步做出申訴。

- 離任的會計師事務所須有權參加：(1)其任期應到期的股東大會；(2)屆時將提議填補由其罷免造成的空缺的股東大會；和(3)因其辭職召開的任何股東大會；並接收有關前述會議的所有通知和與會議有關的其他信息，並在有關其作為本公司前註冊會計師事務所的各種問題上在該會議上發言。

- 會計師事務所辭職。

倘會計師事務所辭職，則須向股東大會說明本公司是否有任何不妥當的行為。

任何會計師事務所可以通過向本公司的法定地址送達辭職通知的方式辭職，辭職自該通知送達之日或該通知規定的較後日期生效。該通知須包括下列內容：

(1) 一份說明，說明在其辭職方面沒有各種其認為須提請本公司股東或債權人注意的情況；或

(2) 對任何該情況進行的說明。

倘按照上段的規定送達有關通知，則本公司須在14天內將有關通知的副本送交有關主管機關。倘該通知包含上述第(2)小段中的說明，則有關說明的副本須存放在本公司登記辦公室備股東查閱。本公司亦須以預付郵資的方式將該說明的副本送交各境外上市外資股股東在股東名冊中登記的地址。

夠控制董事會多數成員的任命，以及上述公司的任何附屬公司或控股公司或該控股公司的附屬公司。

董事會會議每年須至少召開兩次，由董事長召集。會議通知須在會議10日以前送達所有董事。經董事長、三分之一以上董事、監事會或首席執行官請求，可以召開臨時董事會會議。

董事會在一半以上董事到會時才能召開。各董事都有一票表決權。倘投贊成票和反對票的數量相等，則董事長有權多投一票。

會計和審計

- 指定會計師事務所

本公司須任命符合中國有關法律規定的獨立註冊會計師事務所，對本公司之年度財務報表進行審計，審查本公司的其他財務報告。本公司的第一屆註冊會計師事務所可以在首次年度股東大會前在本公司的創立大會上任命，且如此任命的註冊會計師事務所須任職到第一屆年度股東大會結束。倘創立大會未能根據前述段落的規定行使職權，這些職權須由董事會行使。

本公司任命的註冊會計師事務所的任職應該從進行任命之年度股東大會結束開始，直到下一次年度股東大會結束時止。

在召開股東大會前，董事會可以委任會計師事務所填補註冊會計師事務所出現的任何職位空缺，但是在空缺持續期，公司如有其他在任的會計師事務所，該等會計師事務所仍可行事。

股東大會可以通過普通決議，在註冊會計師事務所任職到期前罷免該註冊會計師事務所，無論本公司和該會計師事務所之間的合同有何規定，但此項規定不得減損該會計師事務所就有關罷免請求（如有）賠償的權利。

註冊會計師事務所的報酬或該事務所獲得報酬的方式應該由股東大會決定。董事會任命的註冊會計師事務所的報酬應該由董事會決定。

- 會計師事務所的變動和罷免

本公司對註冊會計師事務所的任命、罷免或不再延續任用等，由股東大會決定。

股東大會在擬通過決議，聘任一家非現任的會計師事務所以填補會計師事務所職位的任何空缺，或續聘一家由董事會聘任填補空缺的會計師事務所或者解聘一家任期未屆滿的會計師事務所時，應當符合下列規定：

- 提議或實施有關資產收購或變現：

  (i) 被收購或變現的資產之價值達到本公司最新經審計的公司賬目中披露的本公司有形資產淨賬面價值50%或以上；或

  (ii) 被收購或變現的資產達到本公司最新經審計的賬目中披露的稅前未計入非經常項目淨利潤的50%或以上；或

  (iii) 應付或應收的對價總價值達到本公司最新經審計的公司賬目中披露的本公司有形資產淨賬面價值50%或以上；或

  (iv) 本公司作為交易對價發行的股本之價值達到以前發行股本價值50%或以上；或

  (v) 因引進多數股份的持有者或持股集團而導致本公司控制權發生變化；

  為避免疑問，任何公司及其附屬公司之間的交易除外。

- 與本公司任何股東、董事、監事、高級職員或任何關聯方（「關聯方」）（「關連人士」）達成任何協議或安排，不包括：

  (i) 本公司在本公司正常業務過程中按照正常的商業條件從或向關連人士之間收購或出售消費品或服務；

  (ii) 任何正常商業條件的交易總對價或價值不超過人民幣1,000萬元或按照中國會計準則編製的本公司最新經審計的公司賬目中披露的本公司有形資產淨賬面價值的3%，二者以高者為準；

  (iii) 與任何股東按正常商業條件簽訂的有關為公司在任何公認的證券交易所公開發行股份委任全球協調人或其他承銷團席位的協議，或有關任何顧問安排的協議。

本文件中「關聯方」就公司任何股東、董事、監事和管理人員而言，應指：

(i) 配偶和其年齡未滿18歲的子女或繼子女（「家庭成員」）；

(ii) 以該人或其任何家庭成員為受益人（如果為全權信託，則為全權信託的受益對象）的任何信託中，具有信託人身份的受託人；

(iii) 該人和／或其家庭成員直接或間接擁有股本權益的任何公司，而他們所合併擁有的股本權益，足以讓他們在股東大會上行使或控制百分之三十或以上的投票權，或能

董事會

董事會對股東大會負責並行使下列權力：

(1) 負責召開股東大會並向股東大會報告工作；

(2) 執行股東大會決議；

(3) 決定本公司的經營計劃和投資方案；

(4) 制定本公司年度財務預算和決算方案；

(5) 制定本公司的利潤分配方案和虧損彌補方案；

(6) 制定本公司註冊資本增減和公司債券發行的方案；

(7) 制定本公司合併、分立或解散方案；

(8) 決定本公司內部管理機構的設置；

(9) 任命或罷免本公司的首席執行官，根據首席執行官的提名任命或罷免首席運營官、公司董事會秘書、首席財務官和其他高級管理人員，決定其報酬事項；

(10) 制定本公司的基本管理制度；

(11) 制定修改公司章程的方案；

(12) 在股東大會授權範圍內決定公司的重大投資、抵押和其他擔保的重要事項，但《中華人民共和國公司法》特別規定的事項或股東大會按照公司章程特別規定的事項除外；

(13) 審查首席執行官的報告並檢查首席執行官的工作；

(14) 行使股東大會、法律、法規和公司章程授予的任何其他職權。

除了董事會有關上述第(6)、(7)和(11)項規定的、須由三分之二以上董事通過的事項有關的決議外，董事會其他事項有關的決議可以由超過一半的董事通過。

下列行為或事宜必須經超過三分之二董事投贊成票且經代表本公司總股本三分之二股東投贊成票批准：

- 核准董事會待提交給股東大會的財務信息，如財務報告、業務報告和利潤分配計劃，倘出現任何疑問，以本公司的名義臨時授權獨立的註冊會計師和執業審計師為本公司進行複查；
- 提議召開臨時股東會議；
- 代表本公司同董事交涉或對董事提起法律訴訟；及
- 行使公司章程規定的其他權利。

監事會的成員列席董事會會議。

本公司的首席執行官

本公司須設立執行委員會，執行委員會的組成人員包括首席執行官（「CEO」）、首席運營官（「COO」）、首席財務官（「CFO」）和各其他成員。本公司的首席執行官須主持並領導執行委員會的工作。本公司須設一名首席執行官，由董事會任命和罷免。首席執行官的任期為三年，可以連選連任。

本公司首席執行官須對董事會負責，並行使下列權力：

- 負責本公司的經營管理，並組織實施董事會和監事會的決策、決議、方針、政策和發展規劃；
- 組織實施本公司之年度計劃、預算和投資方案；
- 擬訂本公司內部機構設置方案；
- 擬訂本公司的基本管理制度；
- 制定本公司的基本規章制度；
- 向董事會提交年度工作報告和其他報告；
- 提議任命和罷免本公司的董事會秘書、首席運營官、首席財務官和其他常務執行委員會成員等高級管理人員；
- 任命和罷免由董事會任命或罷免的人員以外的其他管理人員，確定其考核薪酬；
- 提議召開臨時董事會會議；
- 行使公司章程和董事會授予的其他職權。

本公司首席執行官須列席董事會的會議。但是，除非本身是董事，首席執行官在董事會會議上沒有表決權。

本公司首席執行官在履行自己職權的過程中，須誠信、勤勉的行使，遵守法律、法規和公司章程。

董事會秘書

董事會秘書應該為自然人，擁有必要的專業知識和經驗，須由董事會任命。董事會秘書的主要責任包括：

- 確保本公司文件和記錄之完整；
- 負責組織和編製董事會和股東大會文件，進行會議記錄，並確保會議政策與法定程序相符；
- 確保股東登記妥善設立，確保有權獲得本公司記錄和文件的人能夠及時獲得相關的記錄和文件；
- 負責組織和協調信息披露，確保本公司的披露信息及時、準確、合法、真實而完整；協調與投資者之間的關係，並增強本公司的透明度；及
- 履行相關法律、法規和公司章程規定的其他責任。

監事會

本公司設有監事會。董事、經理和其他高級管理人員不得兼任監事。監事會須由9名監事組成。監事會的一名成員出任監事會主席。監事的任期為三年，可以連選連任。監事會主席的選舉或罷免須由監事會三分之二以上成員決定。監事會主席須組織並行使監事會的職權。監事會主席的任期為3年，可以連選連任。

監事會應由股東代表、本公司員工代表和外部監事組成。股東代表須由股東大會選舉和罷免，員工代表須由公司員工民主選舉和罷免。監事會可以根據自己之要求，設立辦公室來負責監事會的日常事務。

監事會須對股東大會負責，並依法行使下列權力：

- 檢查本公司的財務狀況；
- 檢查董事、首席執行官和其他高級管理人員是否違反法律、行政法規和公司章程；
- 倘董事、首席執行官和其他高級管理人員的行為損害公司的利益，要求其進行糾正；

根據其經營發展的需要和公司章程的有關規定，本公司可以批准增加資本。

本公司可以採取下列方式增加資本：

- 發行新股票，由非特定投資人認購；
- 向現有的股東配售新股票；
- 以發放紅利的方式向現有股東分配新股票；
- 以資本公積金轉增股本；
- 發行可轉換債券；
- 根據合法的持股計劃向職工持股機構發售股份；及
- 法律和行政法規允許的任何其他方式。

本公司通過發行新股的方式增資，須在依照公司章程的有關規定獲得批准後，按照有關法律和行政法規規定的程序進行。

除非法律或行政法規另外有相反規定，本公司股票可以自由轉讓，不存在任何留置權。

倘本公司減少註冊股本，則必須編製負債表和資產清單。本公司須在決議減少股本之日起10日內通知債權人，並須在該決議作出之日起30日內在報紙上公告該通知至少三次。債權人有權在從本公司收到通知之日起30日內，或債權人沒有收到有關通知時，在首次公告之日起90天內要求本公司償還其債務或就該債務提供相應的擔保。減資後，本公司的註冊資本須不低於法定最低要求。

本公司普通股股東須承擔下列義務：

- 遵守本公司章程；
- 根據認購的股票的數量和認購方法來繳納認股資金；及
- 法律、行政法規和公司章程要求的其他義務。

除了有關股票認購人在認購時同意認購的股本外，股東沒有認購更多股本的義務。

清算程序

本公司在發生以下事件後應被解散並進行清算：

- 股東大會通過解散決議；
- 本公司的合併、分立需要解散；
- 由於無法償還到期債務，本公司被依法宣告破產；或
- 由於違反法律和行政法規，本公司被勒令停業。

本公司的解散必須經中國保監會批准。

倘董事會因公司宣告破產而清算以外的原因提議本公司進行清算，則董事會應該在為此召開股東大會的通知中包括一份聲明，説明經過對本公司的事務進行全面的調查，董事會認為本公司將能夠在清算開始後12個月內足額支付其債務。

股東大會通過本公司清算的決議後，董事會的所有職能和權力都應該停止。

清算組應根據股東大會指示行事，至少每年一次向股東大會報告清算組的收支、本公司經營情況和清算的進展，並在清算結束時向股東大會提交最終報告。

對本公司和本公司股東有重大意義的其他規定

總則

本公司是永久存續的股份有限公司。

本公司章程從在香港聯交所上市之日起生效。從公司章程生效日起，本公司章程從法律上就構成了管理本公司的組織和行為、本公司和各股東之間及各股東相互之間權利和義務的法律約束性文件。

本公司可以對其他有限責任公司或股份有限公司進行投資。本公司對被投資公司所承擔之責任僅限於其對被投資公司的出資額。

經國務院授權的公司審批部門批准，本公司可以根據其經營管理需要以控股公司的形式進行經營。

股東大會和各類別股東會議的法定人數

倘持有本公司一半以上表決權的股東在擬定參加會議前提前20天書面確認其參加會議的意願，則可以召開本公司股東大會。倘達不到這一最低要求，則本公司應在召開會議前15天到20天以公告的方式向股東通告會議的詳細情況，然後可以召開股東大會。

倘持有本公司某一類別一半以上表決權股票的股東在擬定參加會議前提前20天書面確認其參加會議的意願，則應召開本公司的該類別股東大會。倘達不到這一最低要求，則本公司可以在召開會議前15天到20天以公告的方式向該類別股東通告會議的詳細情況，然後可以召開股東大會。

少數股東在受欺詐或脅迫時可行使的權利

除了法律、行政法規要求的義務或本公司擬上市證券交易所的上市規則要求的義務外，控制股東就下列問題行使表決權，不得損害全部或任何部份股東的利益：

- 免除董事或監事以本公司最大利益誠實行事的責任；
- 批准董事或監事（為個人或他人利益）以任何方式利用本公司資產，包括（但不限於）對本公司有益的各種機會；或
- 批准董事或監事（為個人或他人的利益）剝奪其他股東的個人權利，包括（但不限於）分配權或表決權，但根據公司章程提交股東大會通過的公司改組除外。

為此，「控制股東」是指滿足下列任何條件的人：

- 單獨或與他人一致行動時可以選出半數以上董事；
- 單獨或與他人一致行動時可以行使或控制行使本公司30%或以上（含30%）表決權；
- 單獨或與他人一致行動時持有本公司發行在外股票30%或以上（含30%）；或
- 單獨或與他人一致行動時以任何其他方式實際控制本公司；

請參閱上述「現有股票或各類別股票權利的不同」。

表決前委托人已經去世、喪失行為能力、撤回委任、撤回簽署委任的授權或者有關股份已被轉讓的，只要公司在有關會議開始前沒有收到該等事項的書面通知，由股東代理人依委托書所做出的表決仍然有效。

收回股票和沒收股票

公司章程中沒有關於收回股票和沒收股票的相關規定。

股東權利（包括查閱名冊）

本公司的普通股股東應享有以下權利：

- 按持股比例分享股息和其他利益分配；
- 參加或指定代理人參加股東大會並行使表決權的權利；
- 對本公司業務經營進行監督管理的權利，及提出建議或質詢的權利；
- 根據法律、行政法規和公司章程的規定轉讓股份的權利；
- 根據公司章程的規定，獲得有關信息的權利，包括：(i)獲得公司章程副本的權利，但需要支付該副本的成本費；(ii)在支付合理費用的前提下審查和複製下列內容的權利：(a)所有股東名冊內容；(b)本公司每名董事、監事、首席執行官、首席運營官和其他高級管理人員的下列個人情況：(1)現用名和別名和任何曾用名和別名；(2)主要地址（住址）；(3)國籍；(4)主要職業和所有其他兼職；和(5)身份文件及其號碼；(c)本公司股本情況報告；(d)從最近會計年度結束起本公司回購的每一類別股票的號碼、總票面價值、數量、已付的最高和最低價格，及本公司為該目的發生的總費用；和(e)股東大會的會議記錄；
- 倘本公司終止或清算，根據持股數量參與分配本公司剩餘資產的權利；和
- 法律、行政法規和公司章程授予的其他權利。

本公司的任何子公司享有本公司股票的權利

公司章程沒有關於限制子公司在本公司擁有股票的規定。

股息和利潤分配的其他方法

本公司可以通過以下方式分配股息：

- 現金；或
- 股票。

本公司向內資股東支付的股息或其他款項，應以人民幣的形式宣佈和計算，並在宣佈之日後三個月內以人民幣支付。對外資股股東支付的款項應以人民幣的形式宣佈和計算，並在宣佈之日後三個月內以該外資股上市地點的當地（倘上市地點不只一個，則為由董事會決定上市的主要地點）貨幣支付。

本公司為持有境外上市外資股股份的股東指定收款代理人，以該股東的名義收取本公司就境外上市外資股份分配的股息和所有其他款項。根據香港《受托人條例》，指定的在香港上市的境外上市外資股股東的收款代理人應為註冊信託公司。

代理權

任何有權參加股東大會並在會上表決的股東，都有權指定一人或多人為其代理人（無論是否為股東）出席並以其名義表決，該代理人依照該股東的委托，可以行使下列權利：

- 該股東在股東大會上的發言權；
- 有權要求或聯合他人要求投票表決；並
- 有權通過舉手表決或投票表決，但股東指定的代理人不只一人時，代理人只可以通過投票來表決。

股東應當以書面形式委托代理人，由委托人簽署或者由其以書面形式委托的代理人簽署；委托人為法人的，應當加蓋法人印章或者由其董事或者正式委任的代理人簽署。表決代理委托書至少應當在該委托書委托表決的有關會議召開前二十四小時，或者在指定表決時間前二十四小時，備置於公司住所或者召集會議的通知中指定的其他地方。委托書由委托人授權他人簽署的，授權簽署的授權書或者其他授權文件應當經過公證。經公證的授權書或者其他授權文件，應當和表決代理委托書同時備置於公司住所或者召集會議的通知中指定的其他地方。

倘委托人是法人，則其法定代表人或由其董事會決議和決策機構授權的代表可以以授權人代表的身份參加本公司的任何股東會議。

董事會向股東簽發的任何用做指定代理人參加會議並在會議上表決的委托書格式須使該股東有權按照其自己的意圖指定代理人在會議上就各項業務交易所作的決議投贊成票或反對票。該委托書須包含一份聲明，說明倘股東沒有相關指示，則代理人可以按自已的意思表決。

倘本公司通過交易所外協議回購其股份，必須根據本公司章程經股東大會的批准。以同樣方式獲得股東大會事先批准後，本公司可以解除或者改變於前述方式已訂立的合同，或者放棄其合同中的任何權利。

前款所稱股份回購合同包括（但不限於）承擔回購本公司股份的義務和獲得回購本公司股份權利的協議。公司不得轉讓購回其股份的合同或者合同中規定的任何權利。

本公司依法回購的股票應在有關的法律和行政法規規定的期間註銷，且本公司須向原公司登記機關申請其註冊股本的變更登記。本公司登記的股本金額應按照註冊股票的票面總額予以核減。

除非本公司進入清算程序，否則必須遵守以下有關回購已發售股份的規定：

- 倘本公司以票面價值回購本公司的股票，支付的款項須來自本公司的賬面可分配利潤盈餘或為回購發行新股票的收益；

- 倘本公司按照超過面值的溢價回購本公司的股票，票面價值以內的支付須來自本公司的賬面可分配利潤盈餘或為回購發行新股票的收益。支付超過票面價值的款項須按下列方式進行：(i)倘回購的股票按照面值發行，支付資金須來自本公司的賬面可分配利潤盈餘；或(ii)倘回購的股票按照超過面值的溢價發行，則支付的資金須來自本公司的賬面可分配利潤盈餘或為回購發行新股票的收益，但是從回購發行新股票的收益中提取的支付金額不得超過本公司在回購股票發行時收取的總溢價，或本公司當前的溢價賬戶上的金額（包括新發行的溢價）；

- 本公司作為下列用途的對價支付的款項須來自本公司的可分配利潤：(i)獲得回購本公司股份的權利；(ii)有關本公司股票回購合同的變更；(iii)本公司合同項下回購其股票的義務的解除；及

- 本公司的註冊股本依據相關規定核減被註銷股票總票面價值以後，從本公司可分配利潤中扣除的支付回購股份票面價值的金額應計入本公司股票溢價賬戶。

「關聯方」在此應指有關任何人：

(i) 配偶和其年齡未滿18歲的子女或繼子女（「家庭成員」）；

(ii) 以該人或其任何家庭成員為受益人（如果為全權信託，則為全權信託的受益對象）的任何信託中，具有受托人身份的受托人；

(iii) 該人和／或其家庭成員直接或間接擁有股本權益的任何公司，而他們所合併擁有的股本權益，足以讓他們在股東大會上行使或控制百分之三十或以上的投票權，或能夠控制董事會多數成員的任命，以及上述公司的任何附屬公司或控股公司或該控股公司的附屬公司。

轉讓股票

根據本公司章程的規定，所有已實交股款的H股可以根據本公司章程自由轉讓。對於香港聯交所上市的H股，除非符合本公司章程規定的要求，否則董事會可以拒絕接受任何轉讓文件，且不對該拒絕做任何解釋。

股票登記的各部份的改變和糾正都應符合註冊登記簿保留地的法律。

由於股票轉讓而改變股東登記的行為不得在股東大會前三十(30)日內或在本公司分配股息基準日前五(5)日內進行。股東大會的登記記錄日至少應在該股東大會前四(4)個營業日前結束。

本公司購買其自己股票的權力

根據本公司章程的規定，本公司可以減少其註冊股本。

基於根據本公司章程規定的程序通過報國家相關主管機關批准，本公司在下列情況下，可以回購其發行的股票：

- 為減少其資本而注銷股份；
- 與持有本公司股票的其他公司合併；
- 法律和行政法規允許的其他情況。

經相關國家主管機關批准其回購股票，本公司可以採用下列任何方法進行回購：

- 向其所有股東按相同比例發出回購要約；
- 通過在證券交易所的公開交易方式回購；
- 在交易所外以協議方式回購。

- 本公司的分立、合併、解散和清算；
- 修改公司章程；和
- 股東大會以普通決議通過認為可能對本公司有重大影響，並應由特別決議決定的任何其他事項。

在獲得董事會全體董事三分之二以上的贊成表決批准並獲得持有本公司股票總數超過本公司總股本三分之二的股東贊成表決批准，才可以進行下列重大合同協議：

- 建議或實施資產的收購或變現，倘：

  (i) 收購或變現資產之價值達到本公司最近經審計的公司賬目披露的淨有形資產賬面價值的50%或以上；或

  (ii) 其它收購或出售資產在本公司最新經審計的賬目中披露的稅前未計入非經常項目的淨利潤佔本公司最新經審計的賬目中披露的淨利潤50%或以上；或

  (iii) 應付或應收的對價總價值達到本公司最新經審計的公司賬目披露的淨有形資產賬面價值的50%或以上；或

  (iv) 作為對價由本公司發行的股本價值達到以前發行的權益資本價值的50%或以上；或

  (v) 因引進多數股票持有人或團體股票持有人而引起本公司控制權發生變化；

為了避免疑問，上述規定不適用於任何公司與其附屬公司之間的交易。

- 與本公司任何股東、董事、監事、高級職員或其任何關聯方（定義如下）（「關連人士」）達成任何協議或安排，但不包括：

  (i) 本公司在一般或通常業務過程中以正常的商業條件從或向關連人士收購或出售消費品或服務；

  (ii) 以正常的商業條件進行的任何交易，交易總對價或價值等於或少於人民幣1,000萬元或本公司最新經審計的公司賬目披露的淨有形資產賬面價值的3%，二者以較高者為準；和

  (iii) 與任何股東按正常商業條件簽訂的有關為公司在任何公認的證券交易所公開發行股份委任全球協調人或其他承銷團席位的協議，或有關任何顧問安排的協議。

細提供擬交易的具體條款，連同擬定的合同（如有），並對該提案的原因和效果進行認真的説明；

- 包括披露任何董事、監事、首席執行官、首席運營官或其他高級管理人員在擬討論的事項中的重大利益（如有）的性質和程度，如果擬討論的事項對其作為股東的影響，有別於對同等級其他股東利益的影響，則應説明區別；

- 包括要在會上提議通過的任何特別決議的全文；

- 以明顯的文字説明有權參會並表決的股東有權指定一名或以上的代理人代替其參會並表決，且代理人不必是股東；及

- 相關會議投票代理委托書的送達時間和地點。

股東大會的通知應送達股東（無論是否在會上有權表決），派人或以已付款郵件的方式送達股東名冊中顯示的位址。對於內資股東，會議通知可通過公告的方式進行。

前述公告應通過國務院證券主管機關指定的一家或以上的報紙公佈，並在大會召開前45到50日之間發出。在該通知發佈後，內資股東應視為已經收到有關股東大會的通知。會議通知因意外遺漏未向任何有權接收通知的人發出通知或該有權參會人未收到會議通知的，不應使該會議無效。

下列事項需經股東大會的普通決議通過：

- 董事會和監事會的工作報告；

- 董事會擬訂的利潤分配和虧損彌補方案；

- 董事會成員和監事會成員的罷免、報酬和支付方法；

- 本公司年度預算和決算報告、資產負債表、損益表和其他財務報表；和

- 除法律和行政法規或本公司章程要求以特別決議通過以外的其他事項。

下列事項需經股東大會的特別決議通過：

- 增加或減少股本和發行任何種類股票、認股證和其他類似證券；

- 回購本公司股票；

- 本公司發行債券；

- 本公司未彌補虧損達到其股本總額的三分之一；
- 持有本公司發行在外有表決權10%以上（含10%）股票的股東，以書面的形式要求召開臨時股東大會；
- 董事會認為必要或監事會要求；或
- 至少2名獨立董事要求召開臨時股東大會。

若本公司召開股東大會，會議的書面通知應在會前45天發出，通知所有在冊股東要考慮的事項、股東大會的時間和地點。計劃參加會議的股東應於股東大會召開日前20天發出其參加本公司股東大會的書面回覆。

若本公司召開股東年度大會，持有或合併持有本公司全部表決權股票5%以上（含5%）的股東有權提出新的書面提案，且本公司在股東大會職能和權力範圍內，須將提案的事項列入議程。

臨時股東大會不得對會議通知未提到的事項做出決定。

本公司須根據股東大會前20日收到的股東書面回覆，計算準備參會股東代表的表決權股票總數。倘準備參會股東代表的表決權股票總數達到本公司總表決權股票的一半以上，則本公司可以召開會議；否則，本公司應在5日內以公告形式再次通知股東審議的事項、股東大會擬召開的時間和地點。在該通知公佈後，本公司可以召開會議。

股東大會的通知應符合下列要求：

- 以書面形式作出；
- 說明會議的地點、時間和日期；
- 列出有權參加會議之股東的股權登記日期；
- 列出會議常設聯繫人的姓名和電話號碼；
- 說明要在會上討論的事項；
- 向股東提供必要的信息和解釋，以便股東對有關提案做出明智的判斷。此原則包括（但不限於）本公司提出合併、回購股份、重組股本、或以任何其他方式重組本公司時，則應詳

審計委員會應由董事會從本公司的董事中指定，包括3名成員。

董事會須將本公司根據法律、行政法規及地方主管機關和中央主管機關頒佈的規範性文件所規定由本公司準備的財務報告提交各年度股東大會股東。

股東應在年度股東大會召開前20天獲得本公司的財務報表以便其審查。每名股東都有權獲得財務報告複印件。

本公司的財務報表，除符合中國會計準則和法規制定外，亦須符合國際財務報告準則或其股票境外上市地的相關規定。倘在根據兩種會計準則制定的財務報表中有任何重大不同，該不同須在財務報表的附錄中說明。倘本公司準備分配稅後利潤，須採用兩套財務報表中顯示的較低稅後利潤。

任何中期業績或由本公司發佈或披露的財務信息，其編製和說明除符合中國會計準則和法規外，還必須符合國際財務報告準則或其股票境外上市地的相關規定。

本公司須每財年發佈兩次財務報告，即中期財務報告應在每個會計年度的前6個月到期後60日內發佈，而年度財務報告應在每個會計年度到期後120日內發佈。

有關股東大會與待進行業務之通知

股東大會是本公司的最高權利機關，應依法律行使其職能和權力。

本公司未經股東大會事先批准，不得與除董事、監事、首席執行官或其他高級管理人員以外的任何人簽訂將本公司業務的全部或重大部份的管理交給該人的合同。

股東大會分年度股東大會和臨時股東大會。股東大會應由董事會召集。

若下列情況發生，董事會應在2月內召開臨時股東大會：

- 董事人數少於《中華人民共和國公司法》要求的董事人數或公司章程規定的董事人數的三分之二；

表決權（進行投票表決和要求投票表決的權利）

本公司的普通股股東有權參加或指定一名代理人參加股東大會並表決。在股東大會上表決時，股東（包括代理人）根據持有的有權表決的股票總數行使表決權，且每股應有一份表決權。

除非下列人員（在舉手表決前後）要求投票表決，股東大會以舉手方式進行表決：

- 會議主席；
- 至少兩名有表決權的股東或者有表決權的股東的代理人；或
- 單獨或者合併計算持有在該會議上有表決權的股份百分之十以上（含百分之十）的一個或者若干股東（包括股東代理人）。

除非要求投票表決，會議主席根據舉手表決的結果，宣布提議通過情況，並將此記錄在會議記錄中，作為最終的依據，無須證明對一項決議行使贊成或反對表決權的具體數量或表決比例。投票表決之要求可以由提出該要求的人予以撤回。

就有關會議主席的選舉或中止會議的投票，須立即以投票方式進行。就任何其他問題要求的投票表決，由主席決定何時舉行投票，會議可以繼續進行，討論其他事項，投票結果仍被視為在該會議上所通過的決議。

在大會採用投票表決時，有兩票或兩票以上表決權的股東（包括股東代理人）無需對同一問題均投贊成票或反對票。

當反對票和贊成票相等時，無論是舉手表決還是投票表決，進行舉手表決或要求投票表決的大會的主席有權多投一票。

年度股東大會之要求

董事會應每年召開一次年度股東大會，且應在前一財政年度結束後六個月內進行。

會計與審計

本公司應根據法律、行政法規和國務院財務監管部門制定的中國會計準則，確立其財務和會計制度和內部審計制度。

本公司將設立「審計委員會」，該委員會向董事會報告、對其負責。審計委員會應在董事會隨時確定的職責範圍內行事以及擁有董事會隨時決定的其他責任和權利。

公告的方式通知該類別股東，通知要考慮的事項、類別股東會議的時間和地點。然後本公司在該通知公佈後可以召開類別股東會議。

類別股東會議的通知只送達有表決權的股東。

任何類別的股東會議應盡可能以與股東大會類似的方式進行。公司章程中有關進行任何股東大會的方式的規定應適用於任何類別股東會議。內資股和外資股的持有人應被視為不同類別的股東。

類別股東表決的特別程序不應適用於以下情形：

(1) 倘本公司經股東大會特別決議批准後，每12個月單獨或同時發行分別不超過其現有發行在外內資股和境外上市外資股的20%；或

(2) 倘本公司在其設立時發行內資股和境外上市外資股的計劃在國務院證券主管部門批准日期後十五(15)個月內完成。

就公司章程有關類別權利的規定而言，「有利害關係的股東」的含義是：

(1) 對於通過證券交易所交易向所有股東或公眾發出要約的形式回購股票，指公司章程中定義的「控制股東」；

(2) 對於通過場外合同交易回購的股票，則指擬定合同有關的股東；和

(3) 對於本公司重組，則指根據擬重組承擔少於該類別其他股東所承擔比例的責任的股東，或在擬重組中持有與該類別其他股東不同利益的股東。

決議—需要多數表決權

股東大會的決議應分成普通決議和特別決議。

為了通過一項普通決議，需要有參加會議的股東（包括股東代理人）所代表的一半以上表決權對有關決議投贊成票。

為了通過一項特別決議，需要有參加會議的股東（包括股東代理人）所代表的三分之二以上表決權對有關決議投贊成票。

(2) 將該類別全部或部份股票轉換成另一類別的股票，或將其他類別的股票的全部或部份股票轉換成該類別股票，或授予該等轉換權；

(3) 取消或減少該類別股票的所具有的、取得已產生的股息的權利或累計股息的權利；

(4) 取消或減少該類別股票的股息優先權或清算優先權；

(5) 增加、取消或減少該類別股票的轉換股份權、選擇權、表決權、轉讓或優先配售或獲取本公司證券的權利；

(6) 取消或減少該類別股票接受本公司以特種貨幣支付應付款的權利；

(7) 創造一種新類別股票，使其表決權或分配權或其他特權等於或高於該類別股票的權利；

(8) 限制該類別股票的轉讓或所有權或增加該限制；

(9) 發行該類別或者另一類別的股份認購權或者轉換股份的權利；

(10) 增加其他類別股票的權利或特權；

(11) 重組本公司，而擬定的重組將導致不同類別股東在該擬重組不成比例的承擔責任；及

(12) 修訂或者廢除本章程所規定的條款。

受影響的類別股東，無論是否在股東大會上有表決權，在類別股東會議上就上述第(2)－(8)、(11)和(12)段涉及的問題方面都應有權表決，但有利害關係的股東（參見以下定義）無權在類別股東會議上表決。

一種類別股東的決議應由有權在類別股東會議上表決並由出席相關會議的代表三分之二或更多表決權的股東表決通過。

類別股東會議的書面通知應於類別股東會議召開日前四十五(45)天發出，通知在該類別股票登記的所有股東要考慮的事項、類別股東會議的時間和地點。計劃參加類別股東會議的股東應於類別股東會議召開日前二十(20)天發出其參加本公司類別股東會議的書面回覆。

倘在股東大會上有表決權且計劃參加類別股東會議的股東代表的股票總數達到類別股東會議的一半或以上的表決股票數，本公司可以召開類別股東會議；倘沒有，則本公司應在五(5)日內再次以

作為（但是不包括董事因自己重大疏忽或不當行為或欺詐行為的作為或不作為）所引起的民事或刑事訴訟中為自己辯護所發生的任何責任：

- 判決有利於該董事；
- 判決其無罪；或
- 任何根據法律並被法院准許的就該等作為或不作為所提出的免責申請。

本公司組織性文件的變動

本公司根據法律、行政法規和公司章程之要求可以修改其公司章程。

對公司章程的修改涉及必備條款內容的，在中國保監會和國務院證券主管部門授權之公司審批部門批准後方可生效。倘變動與本公司的登記事項有關，應根據法律提出變更登記申請。

現有股票或各類別股票權利的變動

授予任何類別股東的權利（「類別權利」）不可變更或廢除，但根據公司章程經股東大會特別決議和受影響的類別股東分別召集的股東會議通過的除外。

根據中國有關法律法規規定，中國內資股份有限公司的同類股票應享有相同的權益。依據《中華人民共和國保險法》，如果任何股票收購造成任一持有人（包括H股持有人）直接或間接擁有本公司發行在外的股票10%或以上，則需要事先獲得中國保監會批准。本公司章程規定，事先若無中國保監會批准，任何直接或間接擁有本公司發行在外股票超過10%或者中國保監會認可的其他比例（以兩者中較高者為準）的股東在其持有的超過有關限額的股份方面無權在股東大會或類別股東會議上行使表決權，於此亦無權提名董事或監事。倘若股東事先經中國保監會批准後收購本公司的股票，造成該股東直接或間接擁有本公司發行在外的股票超過10%，則該股東有權行使與其擁有所有股票相關的權利，包括在股東大會或類別股東會議上行使表決權及提名董事或監事。

凡屬下列情況，都應視為類別權利的變動或廢除：

(1) 增加或減少該類別股份的數目，或者增加或減少與該類別股份享有同等或者更多的表決權、分配權、其他特權的類別股份的數目；

(4) 由公司董事、監事、首席執行官和其他高級管理人員在事實上單獨控制的公司，或與本條(1)、(2)、(3)項所提及的人員或者公司其他董事、監事、首席執行官和其他高級管理人員在事實上共同控制的公司；；及

(5) 上述(4)項所指被控制公司的董事、監事、首席執行官和其他高級管理人員。

本公司的董事、監事、首席執行官和其他高級管理人員的誠信義務不一定因其任職期終止而停止。有關本公司商業機密的保密義務在其任職期終止時繼續存在。其他義務依公平原則在一定期間繼續有效，具體取決於離任和事件發生時之間時間的長短及其與本公司之間的關係終止的具體情況等。

除了法律和行政法規規定的權利和救濟，倘本公司的董事、監事、首席執行官和其他高級管理人員違反對本公司承擔的義務，則本公司有權：

- 要求董事、監事、首席執行官和其他高級管理人員賠償由於其失職給本公司造成的損失；

- 撤銷任何由公司與有關董事、監事、首席執行官和其他高級管理人員訂立的合同或者交易，以及與由公司與第三人（當第三人明知或者應知道代表公司的董事、監事、首席執行官和其他高級管理人員違反了對公司應負的義務）訂立的合同或者交易；

- 要求違反義務的董事、監事、首席執行官和其他高級管理人員交出獲得的收益；

- 收回有關董事、監事、首席執行官和其他高級管理人員收管的應由本公司收取的資金，包括（但不限於）佣金；及

- 要求董事、監事、首席執行官和其他高級管理人員退還利用本應交付本公司的款項所賺取的或可能賺取的利息。

根據公司章程，本公司的董事、監事、首席執行官和其他高級管理人員經股東大會知悉後同意，可以解除因違反具體義務而承擔的責任。

董事享有本公司補償的權利

在適用法律法規允許並符合本公司章程的限度內，本公司可以為本公司的董事購買並維持責任保險，利用本公司的財產補償董事在有關其以公司董事身份進行的、或被控因其以董事身份進行的

- 行使授予個人的酌量處理權，不得受他人操縱；非經法律、行政法規允許或股東大會知情且同意，不得將其酌量處理權委托給他人行使；

- 平等對待相同類別的股東；公平對待不同類別的股東；

- 不得與本公司簽訂合同、交易或安排，符合公司章程或股東大會知情後同意的除外；

- 未經股東大會知情並同意後，不得利用本公司的財產為自已謀取利益；

- 不得濫用職位接受賄賂或其他非法收入或以任何方式侵佔本公司的財產，包括（但不限於）對本公司的有利機會；

- 未經股東大會知情並同意後，不得接受與本公司交易有關的佣金；

- 遵守公司章程，誠實執行其公務職責，並維護本公司的利益，且不為謀取個人利益而濫用在本公司中的職位和權力；

- 不得以任何方式與本公司競爭，除非經股東大會知情後同意；

- 不挪用本公司資金或以公司資金向他人貸款，不以個人名義或其他名義開戶存放本公司資產，且不得用本公司的資產為本公司的股東或其他個人債務提供擔保；及

- 除非知情股東在股東大會上批准，不得泄露其在任職期間所獲得的涉及本公司的機密信息，且除了促進本公司的利益外，不得使用該信息，下列情況下向法院和其他政府主管機關披露該信息除外：(i)法律強制披露；(ii)公眾利益要求披露；(iii)董事、監事、首席執行官或其他高級管理人員本身的利益要求披露。

本公司的每位董事、監事、首席執行官和其他高級管理人員不得指使下列人員或機構（「關聯方」）從事其自身被禁止從事的行為：

(1) 董事、監事、首席執行官或其他高級管理人員的配偶或未成年子女；

(2) 董事、監事、首席執行官或其他高級管理人員或任何上述(1)段所指之人的受托人行事；

(3) 董事、監事、首席執行官和其他高級管理人員或任何上述(1)段和(2)段所指之人的合夥人；

代表本公司的董事、監事、首席執行官和其他高級管理人員所進行的行為，其與善意第三方之間的有效性，不受其在任職、選舉或其資格不合規行為的影響。

借貸權

根據適用的中國法律法規，本公司有權借款或提供借款，該權力包括但不限於發行債券、按揭或抵押本公司部份或全部業務或財產及中國法律和行政法規允許的其他權利。公司章程除以下事項外對有關董事行使借款權利的方式沒有進行任何詳細的規定，也沒有任何有關該權利變更方式的任何詳細規定：(a)授權董事為本公司制定發行債券方案的規定；和(b)發行債券必須經股東大會通過特別決議的方式批准的規定。

義務

除了法律和行政法規施加的義務和股票上市所在的交易所要求的義務，本公司的董事、監事、首席執行官和其他高級管理人員在行使本公司向其委托的職能和權利的過程中，對每位股東都負有以下義務：

- 不得使本公司超出其營業執照規定的營業範圍；
- 以本公司的最大利益誠實行事；
- 不得以任何方式侵剝奪公司的財產，包括（但不限於）對本公司的有利機會；
- 不得剝奪股東的個人權益，包括（但不限於）分配權和表決權，但根據本公司公司章程提交股東批准的公司重組除外。

本公司每位董事、監事、首席執行官和其他高級管理人員在行使權利和履行義務時，有責任以合理謹慎人士在類似情況下所應表現的謹慎、勤勉和技能來行事。

本公司每位董事、監事、首席執行官和其他高級管理人員應本著誠信的原則行使其職責，且不應該把自己放在自身的義務和利益可能發生衝突的處境。這一原則適用於（但不限於）履行以下義務：

- 為本公司的最大利益誠實行事；
- 在其職權範圍內行事，不得越權；

(4)　倘若臨時增補董事，由董事會提出建議，並由股東大會選舉或者更換。

除了上述程序外，持有本公司5%或以上有表決權股份的股東有權以書面形式向本公司提出新的提案，本公司應將提案中屬於股東大會職責範圍內的事項列入該次會議的議程。因此，持有本公司5%或以上有表決權股份的股東有權通過書面建議的形式提名公司董事候選人，並將該建議提交股東大會考慮。

當有關任命的提案獲得通過時，根據上述程序提名董事的任命即生效。

董事會應由19名董事組成，其中至少1－3名是獨立非執行董事。董事會應有一名董事長和一或兩名副董事長。董事長和副董事長應由多數董事選舉和罷免。董事不必持有本公司的股票。

凡屬下列情況的人不得出任本公司的董事、監事、首席執行官和其他高級管理人員：

- 無民事行為能力或限制民事行為能力人；
- 曾有過貪污、受賄、侵佔財產、挪用財產或破壞社會經濟秩序的犯罪行為並因此受到刑罰的人，執行期滿未逾五(5)年；或被剝奪政治權利，執行期滿未逾五(5)年的；
- 因管理不善進行破產清算的公司或企業之前董事、廠長或經理，且對該破產承擔個人責任，自公司或企業破產清算完成之日起不滿三(3)年的；
- 由於非法經營營業執照被吊銷的企業的法定代表人，且對被吊銷營業執照承擔個人責任，而自企業營業執照被吊銷之日起不滿三(3)年的；
- 有較大數額到期未償還債務的人；
- 因違反刑法被司法機關起訴或調查的人，且該調查或起訴尚未結束的；
- 根據法律和行政法規規定不具備企業領導人資格的人；
- 非自然人；或
- 有關主管機關裁定其違反有關證券管理規定的人，且該裁定認為其行為構成欺詐或不誠實，自宣告之日起不滿五(5)年的。

除非利益相關的董事、監事、首席執行官和其他高級管理人員根據公司章程披露其利益，且相關合同、交易或安排經法定人數不包括該等有利害關係的董事、監事、首席執行官和其他高級管理人員出席並表決的董事會會議批准，否則涉及董事、監事、首席執行官和其他高級管理人員重大利益的合同、交易或安排經本公司發現後可以撤消，但在對方是對有關董事、監事、首席執行官和其他高級管理人員違反其義務的行為不知情的善意當事人的情形下除外。

為此，倘合同、交易或安排與其關聯方利益相關，則本公司的董事、監事、首席執行官和其他高級管理人員將視為與合同、交易或安排相關。

倘本公司的董事、監事、首席執行官和其他高級管理人員以書面形式向董事會發出通知，說明根據通知中所指的事實，其對本公司隨後簽訂的任何合同、交易或安排有相關利益，則就該通知中說明的內容而言，該通知被視為因該段之目的對相關利益的充分說明，前提是該通知應在本公司對簽訂有關合同、交易或安排的問題首次進行考慮之前給出。

報酬

董事的報酬必須由股東大會批准。

任命、免職和退休

董事長或其他董事會成員任期三年。倘董事任期到期，該董事可以連選連任。

董事應由股東大會選舉和罷免（前提是股東大會符合法律法規要求，並滿足合同項下的任何索賠規定）。董事的提名、選舉和任命程序如下：

(1) 在公司章程規定的董事人數的範圍內，董事候選人由董事會提名。

(2) 提名委員會將對董事候選人員進行初步資格審查，合格人選提交董事會進行討論。獲得董事會批准後，以書面提案的方式向股東大會提出董事候選人。董事會應該向股東提交有關候選人員的基本背景信息，包括個人簡歷等。

(3) 股東大會應該對選舉各候選人員分別進行表決。

- 以股息的形式合法分配本公司的資產；
- 分配紅利股作為股息；
- 根據公司章程的規定，減少註冊資本、回購股份或重組本公司的股本結構；
- 本公司於其正常業務範圍內，提供貸款（前提是不減少本公司的淨資產，或在減少本公司的淨資產時，提供的財務資助從可分配利潤中支付）；
- 本公司為資助員工持股計劃而提供的款項（前提是不減少本公司的淨資產，或在減少本公司的淨資產時，提供的財務資助從可分配利潤中支付）。

為此：

(a) 「財務資助」包括（但不限於）下列含義：

(1) 贈與；

(2) 擔保（包括由保證人承擔責任或者提供財產，以保證義務人履行義務）、補償（但是不包括因公司本身的過錯所引起的補償）、解除或放棄權利；

(3) 提供貸款或者訂立由公司先於他方履行義務的合同，以及該貸款、合同當事方的變更和該貸款、合同中權利的轉讓；或

(4) 當本公司破產或無淨資產或其淨資產因此有重大減少時，本公司提供任何其他形式的財務資助。

(b) 「承擔義務」包括以合同或達成安排的方式（無論是否可強制執行，也無論是由其個人或者與任何其他人共同承擔），或通過其他方式，因改變債務人的財務狀況而承擔義務。

披露與本公司或其任何子公司達成的合同中的利益

倘本公司的董事、監事、首席執行官和其他高級管理人員以任何方式直接或間接與本公司的合同、交易或安排或擬簽訂的合同、交易或安排的有利害關係（其與本公司之間的聘任合同除外），則須儘早向董事會陳述其利益的性質和程度，無論該合同、交易或安排或提議在正常情況下是否需要董事會批准。

- 本公司根據股東大會批准的服務合同的具體條款，向本公司的董事、監事、首席執行官和其他高級管理人員提供貸款、貸款擔保或者其他款項，使之支付為了本公司之目的或為使其能夠適當履行其職責所發生的費用；

- 本公司在其正常業務範圍內以正常的商業條款向任何有關董事、監事、首席執行官和其他高級管理人員或其各自的關聯方提供貸款、貸款擔保或者其他款項，前提是本公司的正常業務範圍包括貸款或提供擔保。

本公司一旦違反上述規定提供貸款，不管貸款條款如何，應立即由貸款接收人償還。

本公司提供的擔保一旦違反上述規定，應視為不可執行，除非：

(1) 提供的擔保與向本公司或其控股公司的任何董事、監事、首席執行官和其他高級管理人員或其各自的關聯方提供的貸款有關，且在提供貸款時，出借人不瞭解有關情況；或

(2) 本公司提供的擔保物已被出借人合法出售給善意購買人。

為此：

(a) 擔保包括由保證人承擔或者提供財產以保證義務人履行義務的行為及

(b) 下列義務小節提到的關聯方定義類推將適用本規定。

為收購本公司或任何子公司的股份提供的財務資助

除了公司章程中的例外規定外，本公司及其子公司不得以任何方式在任何時間向正在收購或計劃收購本公司股份的人提供任何形式的財務資助（參見以下定義）。上述本公司股份的收購人包括因股份收購直接或間接承擔任何義務（參見以下定義）的人。本公司及其子公司不得以任何方式在任何時間為減輕或免除應由該人承擔的義務，向其提供財務資助。

以下活動不應視為受禁止的活動：

- 本公司提供的財務援助是本著善意的原則為本公司的利益提供的，且提供財務援助的主要目的不是為了收購股份，或提供財務援助只是本公司某項總計劃中附帶的一部份；

本附錄是本公司公司章程概要。其基本目的是向潛在投資者提供有關本公司公司章程的概況。由於下面包含的信息是概要形式的內容，所以不可能包含有對潛在投資者來説重要的所有信息。按照「備查文件」(附錄九) 中的説明，可以提供公司章程的複印件加英文翻譯，以備檢查。

本公司新的公司章程已於2004年3月9日經公司股東特別會議通過，並於2004年3月18日獲中國保監會批准。新的公司章程將自上市日起生效。

董事和其他公司官員

分配和發售股份的權力

公司章程沒有授權董事會分配和發售股份方面的相關規定。

為增加本公司的資本，董事會負責制定建議書，提交股東大會上以特別決議的方式批准。任何此類增資都必須按照有關法律和行政法規規定的程序執行。

處理本公司或任何子公司資產的權力

董事會對股東大會負責。

事先未經股東大會批准或同意，董事會處理或同意處理本公司任何固定資產的金額或對價，加上在擬處理前4個月內已經完成的本公司任何固定資產的任何該類處理的總金額或對價，總額不得超過本公司在召開股東大會前最新資產負債表顯示的固定資產價值的33%。

本公司固定資產處理的有效性不因違反上述規定而受影響。

為公司章程之目的，固定資產的處理包括涉及轉讓資產權益的行為，但不包括以固定資產提供擔保。

董事會應按照法律、法規、公司章程和股東大會通過的決議履行其職責。

向董事、監事、或其他公司官員貸款

本公司不得直接或間接向本公司或其控股公司或各自關聯方的董事、監事、首席執行官和其他高級管理人員貸款或提供與貸款有關的任何擔保。但是，下列交易不屬於被禁止的行為：

- 本公司向其子公司提供貸款或為子公司提供貸款擔保；

一般規定

倘中國法律或市場做法發生的變化對附加要求之依據的有效性或準確性產生重大影響，則香港聯交所可以提出附加之要求或要求本公司H股上市符合其認為合適的特殊條件。無論該類中國法律或市場做法變化是否發生，香港聯交所保留有權根據香港上市規則提出附加要求並提出有關本公司上市的特別條件。

其他法律和監管規定

本公司在香港聯交所上市後，《證券及期貨條例》、《香港收購與兼併守則》及適用於在香港聯交所上市公司的其他有關條例的規定等，將適用於本公司。

證券仲裁規則

公司章程規定，某些與公司章程或《中華人民共和國公司法》有關的請求須通過中國國際經濟貿易仲裁委員會按照其仲裁規則進行仲裁，也可以通過香港國際仲裁中心根據其證券仲裁規則進行仲裁。

香港國際仲裁中心證券仲裁規則包含的規定允許經任何一方申請後，仲裁庭可以就涉及在中國註冊成立、在香港聯交所上市的公司事務的案件在深圳進行審議，以便中國各方當事人和證人能夠參加。倘任何一方申請在深圳進行審議，則仲裁庭須在其滿意地認為有關申請屬於善意時，在所有當事方，包括證人和仲裁員，都可以進入深圳參加審議的情況下，在深圳進行仲裁。倘中國當事人或證人或仲裁員以外的當事人不允許進入深圳，則審議須命令以合適可行的方式進行，包括使用電子媒體。根據證券仲裁規則，中國當事人指居住在中國香港、澳門和台灣以外地區的當事人。

中國法律問題

本公司的中國法律顧問通商律師事務所已經在2004年6月14日向本公司發出信件，確認其已經審查了中國公司和證券法律法規的概要和有關中國公司法和香港公司法之間某些與中國法律有關的重大不同的概要，具體包含在本附錄中，並確認，在其看來，這些概要是有關中國法律法規的正確說明。本信件可供檢查，參閱本招股書附錄九中的「送呈公司註冊處及備查之文件」部份。

遵守《中華人民共和國公司法》、《特別規定》和公司章程

本公司需要遵守並履行《中華人民共和國公司法》、《特別規定》和公司章程。

本公司與董事、官員和監事之間的合同

本公司需要以書面形式與各董事和官員簽訂合同，至少包括下列規定：

- 董事或官員向本公司承諾，遵守《中華人民共和國公司法》、《特別規定》、公司章程、香港收購與兼並守則及股票回購協議，並協議同意本公司須具有公司章程中規定的救濟，且合同和職務都不可讓與；
- 董事或官員向本公司承諾，作為各股東的代理人遵守其按照公司章程規定向本公司股東承擔的各項義務；及
- 仲裁條款，規定無論何時在本公司和本公司董事或官員及在H股持有人和董事或官員之間因合同、公司章程、或《中華人民共和國公司法》或其他涉及本公司事務的法律和行政法規有關的任何權利或義務發生任何異議和請求，該異議和請求須提交仲裁，仲裁請求人可以選擇在中國國際經濟貿易仲裁委員會按照其仲裁規則進行仲裁，也可以在香港國際仲裁中心根據其證券仲裁規則進行仲裁。一旦請求人將有關爭議或請求提交仲裁，則對方也必須提請請求人選擇的仲裁機構仲裁。該仲裁將是終局的。

本公司還需要以書面形式與各監事簽訂合同，合同包含與董事合同基本類似的條款。

倘尋求仲裁的當事人選擇在香港國際仲裁中心進行仲裁，則爭議或請求的任何一方都可以申請在深圳根據香港國際仲裁中心的證券仲裁規則進行仲裁。

上述爭議或請求的仲裁適用中國法律，除非法律或行政法規另外有相反規定。

仲裁機關的仲裁裁決是終局的，對雙方當事人均有約束力。

有關股東資格和股票登記的爭議不需要提交仲裁解決。

後續上市

除非香港聯交所滿意地認為本公司H股持有人的相對權利得到充分保護，股份有限公司一定不能在中國的證券交易所對本公司的H股進行上市。

- 特別決議；

- 顯示上一財年年末以來本公司回購的股票的數量和面值、該股票已經支付的總金額和就已回購各類別股票支付的最高和最低價格（加內資股和H股組成）的各種報告；

- 交存中國國家工商行政管理總局或中國其他主管機關的最近年度收益的複印件；及

- 對於股東，有關股東大會會議記錄的副本。

收款代理人

根據香港法律，本公司需要在香港指定一名或一名以上為該H股持有人以信託的方式持有的收款代理人，並向該代理人支付宣告的股息和就持有H股拖欠的其他資金。

股份證書中的說明

本公司需要確保本公司所有上市文件和股份證書包括下列說明的報表，並指示本公司各股票註冊機構不要以任何特殊持有人的名義對本公司的任何股票認購、購買或轉讓進行登記，除非該持有人向股票註冊機構交付有關該股票的簽字說明，表明該股票的購買人：

- 與本公司和各股東一致同意，且本公司與各股東也一致同意遵守並符合《中華人民共和國公司法》、《特別規定》和公司章程；

- 與本公司、各股東、董事、監事、經理和其他官員一致同意，且本公司代表本公司和各董事、監事、經理和其他官員與各股東一致同意按照股份有限公司章程將所有與公司章程或《中華人民共和國公司法》或其他涉及本公司事務的法律和行政法規有關的任何權利或義務引起的所有異議和請求交仲裁。提交仲裁應視為授權仲裁庭進行公開審議，並公開仲裁裁決。該仲裁將是終局的；

- 與本公司和各股東一致同意，股票可以由持有人自由轉讓；且

- 授權本公司代表自己與各董事和官員簽訂合同，根據合同該董事和官員承諾遵守並履行其按照股份有限公司章程對股東承擔的義務。

任何購買在《香港收購與兼並守則》和任何類似中國法律方面帶來的後果。任何要求董事回購H股的一般指令都不得超過本公司現有發行H股總量的10%。

可贖回股票

除非香港聯交所滿意地認為本公司H股持有人的相對權利已經得到充分的保護，本公司不得發行任何可贖回股票。

優先權

除非屬於下列說明的具體情況，董事在進行下列活動前，需要獲得股東大會特別決議的批准及內資股東和H股持有人在根據公司章程舉行的獨立類別股東會議上（各類別的股東有權在股東大會上表決）以特別決議的方式進行批准：

(i) 授權、分配、發行或授予股票或可轉換成股票的證券、選擇權、認購權或類似權利，認購任何股票或可轉換證券；或

(ii) 任何主要子公司進行任何授權、分配、發行或許可，從重大程度上攤薄本公司在該子公司中持有的股權比例。

除非本公司的現有股東已經通過股東特別決議授權董事無條件或按照決議規定的具體條件，授權、分配或單獨或每12個月同時分別發行有關特別決議之日已發行內資股和H股不超過20%的股票，或作為本公司成立時的公司計劃發行內資股和H股，且該計劃在國務院證券政策委員會批准之日起15個月內予以實施，一般不需要任何此類批准。

修改公司章程

本公司不得允許或要求修改本公司公司章程，使其不符合《中華人民共和國公司法》、《必備條款》或上市規則。

備查文件

本公司需要在香港固定地點提供下列材料供公眾和本公司股東免費檢查並以合理的費用進行複印：

- 股東名冊完整的副本；
- 顯示本公司發行股本的報告；
- 本公司最近經過審計的財務報表，董事、審計師和（如有）監事的報告；

保薦人必須及時通知本公司適用於本公司的香港上市規則和香港任何新法律或修訂法律、法規或規則發生的任何變化。倘本公司的授權代表預期頻繁不在香港，則保薦人必須充當與香港聯交所進行聯絡的主要渠道。

會計報告

除非有關會計報告的賬目經過審計符合香港要求的可比標準，否則不應認為香港聯交所可能會接受該會計報告。該會計報告通常需要符合香港的會計準則或國際會計準則。

送達程序代理人

本公司需要指定並保留一名授權人員代表本公司在本公司股票在香港聯交所上市的整個期間接受送達服務和通知，且必須向香港聯交所通知有關該送達程序代理人任命、終止和聯繫細節的具體情況。

公共持股

倘本公司在任何時候在香港聯交所發行H股以外的任何其他股票，則香港上市規則要求本公司的所有H股都必須被公眾持有，H股必須代表本公司發行股本10%以上，且本公司的H股和公眾持有的其他股票總數必須不少於本公司發行股本總額的25%。

獨立非執行董事和監事

獨立非執行董事需要展示可接受的能力標準和充分的商業或專業知識，以確保本公司普通股股東的利益能夠得到充分的體現。監事必須具有與董事職位相稱的特性、專業知識和品德，並能夠展示相應的能力標準。

限制購買自己的股票

根據政府批准和公司章程，本公司可以根據香港上市規則的規定在香港聯交所回購本公司自己的H股。回購股票需要內資股東和H股持有人在根據股份有限公司章程舉行的獨立類別股東會議上以特別決議的方式進行批准。為尋求批准，本公司需要提供擬定或實際購買的本公司所有或任何股票有關的信息，無論是否在香港聯交所進行交易或上市。本公司還必須說明其董事知悉（如有）的

股息

公司章程授權本公司根據中國法律就應向股東支付的任何股息或其他分配進行預扣或向有關稅收機關支付應交稅金。根據香港法律，請求償還債務（包括追償股息）的訴訟時效為6年，而根據中國法律，該時效則為2年。在有關時效到期前，本公司不得行使沒收未申告之H股股息的權力。

誠信義務

在香港，普通法中有董事誠信義務的概念。根據《中華人民共和國公司法》和《特別規定》，董事、監事、官員和經理對其公司和承擔誠信義務，不允許進行與公司利益相競爭或對公司利益造成損害的任何活動。

股東名冊的結束

公司條例要求公司股東名冊一般在一年內停止登記股票轉讓的時間不得超過30天（在特殊情況下可延長到60天），而本公司的公司章程則按照《中華人民共和國公司法》規定，在股東會議日期前30天內或分配股息的記錄日前5天內轉讓的股票不得登記在股東名冊中。

上市規則

香港上市規則對作為在中國註冊成立的股份有限公司發行人尋求一級市場上市或在香港聯交所進行一級上市規定了其他要求。下列是包含適用於本公司附加要求在內的主要條款概要。

保薦人

本公司需要在上市後至少一年或香港聯交所自行決定的更短期間繼續使用被香港聯交所接受的本公司上市保薦人或其他金融顧問或專業公司的服務，由其向本公司提供持續遵守香港上市規則方面的專業建議，並隨時除本公司的兩個授權代表外，充當本公司與香港聯交所進行溝通的主要渠道。直到指定香港聯交所可以接受的代替保薦人之前，不得終止對現有保薦人的任命。

倘香港聯交所對保薦人充分履行自己的責任感到不滿意，可以要求本公司終止對保薦人的任命並指定代替人選。

保薦人必須對董事和監事認識自己責任的本質感到滿意，並滿意地認為他們預期能履行有關承諾、香港上市規則和有關法律法規要求的義務。

收款代理人

根據《中華人民共和國公司法》和香港法律，宣佈的股息即成為應付股東的負債。根據香港法律請求償還債務的訴訟時效為6年，而根據中國法律，該時效則為2年。《必備條款》要求本公司指定根據香港信託條例（香港法第29章）登記註冊的信託公司為收款代理人，代表H股持有人接收宣告的股息和本公司在股票方面擁有的其他資金。

公司重組

涉及在香港註冊成立的公司的企業進行重組，可以以許多方式進行，如在自願正常清盤過程中，根據公司條例第237條或根據公司條例第166條在本公司和其債權人或本公司和其股東之間達成的調解或安排將本公司的全部或部份業務或物業轉讓給其他公司，需要法院裁決。對於中國的公司，該重組要根據《中華人民共和國公司法》進行管理和管制。

爭議仲裁

在香港，股東與在香港註冊成立的公司或其董事之間的爭議可以通過法院予以解決。《必備條款》規定，該爭議須提交香港國際仲裁中心（「HKIAC」）或中國國際經濟貿易仲裁委員會（「CIETAC」）進行仲裁，具體由請求人進行選擇。

法定扣減

根據《中華人民共和國公司法》，公司的稅後利潤在向股東進行分配前可以扣減法定公積金和法定公益金。《中華人民共和國公司法》對該扣減設有法定限制。而在公司條例下，則沒有相應的規定。

本公司救濟

根據《中華人民共和國公司法》，倘董事、監事或經理在執行其義務的過程中違反任何法律、行政法規或公司章程，對本公司造成損害，該董事、監事或經理須就該損害對本公司負責。另外，根據上市規則，在本公司章程進行了與香港法律類似的規定（包括取消有關合同和向董事、監事或官員追償利潤的規定）。

表決權

根據香港法律，普通決議由親自或派代表參加股東大會的股東投簡單多數贊成票通過，特別決議則由親自或派代表參加股東大會的股東投四分之三多數贊成票通過。

根據《中華人民共和國公司法》，通過任何決議需要親自或委派代表參加股東大會的本公司股東持有超過一半表決權投贊成票通過，但是倘提議修改本公司章程、合併、分立或解散，則需要由親自或派代表參加股東大會的股東四分之三多數贊成票通過。

財務披露

本公司需要在本公司年度股東大會前至少20天根據《中華人民共和國公司法》將本公司年度資產負債表、損益表、財務狀況表、財務狀況變動表和其他附錄提交本公司股東檢查。另外，本公司還必須以公告的方式公佈本公司的財務報表，並由註冊會計師對本公司之年度財務報表進行核准本公司之年度資產負債表。公司條例要求香港註冊成立的公司向各股東發送資產負債表、審計報告和董事報告的副本，至少在股東大會21天提交本公司年度股東大會。

本公司需要根據中國法律編製本公司的財務報表，財務報表要符合中國會計準則。《必備條款》要求本公司除按照中國準則編製本公司賬戶外，還要按照國際和香港會計準則編製並審計本公司的賬戶，本公司的財務報表還必須説明與中國會計準則編製的財務報表存在重大不同（如有）所造成的財務影響。需要本公司在財年前6個月月末後60天內公佈其中期報表，並在財年結束後120天內公佈年度財務報表。

《特別規定》要求在中國內外披露的信息之間不應該有任何不一致，且倘根據中國有關法律和海外法律、法規及有關證券交易所要求披露的信息有任何不同，則該不同須同時進行披露。

董事與股東信息

《中華人民共和國公司法》規定本公司股東應該有權檢查本公司的公司章程、股東大會會議記錄和財務與會計報告。根據公司章程，股東有權檢查並複製（交合理的費用）有關股東和董事的信息，與香港法要求向香港公司股東提供的信息類似。

公司為受益人充當本公司各股東的代理人。這樣，允許少數股東在本公司董事和監事違約時可以對其採取行動。

保護少數股東的利益

根據香港法律，倘在香港註冊成立公司的股東認為公司的事務履行方式對其利益造成損害，則可以向法院請求本公司結業或發出適當的命令，對公司的事務進行監管。另外，根據特定數量公司股東的申請，財政司司長可以指定享有廣泛法定權力的督察員對香港註冊成立的公司的事務進行調查。《中華人民共和國公司法》對預防大股東壓迫少數股東沒有進行具體的規定，但是本公司按照《必備條款》之要求已經在其公司章程中並入了類似於香港法律規定的少數股東保護條款（雖未包含所有情況）。這些規定要求控股股東行使表決權不得損害本公司股東的利益，不得解除董事或監事為本公司的最大利益行事，或可以不批准董事或監事使用本公司的資產或其他股東的個人權利。

股東會議通知

根據《中華人民共和國公司法》，股東大會通知必須在會議前30天發出，倘是公司無記名股票，則股東大會必須在會議召開前至少提前45天進行公告。根據《特別規定》和《必備條款》，必須提前45天向本公司所有股東發出書面通知，且希望參加會議的股東必須在會議前20天以書面形式回復。對於香港有限責任公司，為考慮普通決議而召開的股東大會的通知的最低期間為提前14天，而考慮特別決議的股東會議的通知期間為21天。年度股東大會的通知期間也是21天。

股東會議法定人數

根據香港法律，股東大會的法定人數在本公司的公司章程中進行規定，但是不得少於兩名成員。《中華人民共和國公司法》沒有規定股東大會的任何法定人數要求，但是《特別規定》和《必備條款》規定，只能是在得到會議通知的股東發出回函的人數在擬定開會日前20天達到表決權的50%時，才能召開本公司股東大會；倘達不到50%的水平，則本公司必須在5天內以公告的方式通知本公司股東，然後本公司才可以召開股東大會。

超過股東特別決議之日已有的各發行境外上市外資股和發行內資股的20%；且(2)在成立時發行內資股和外資股的計劃在中國證監會批准之日後15個月內實施。《必備條款》包含視為構成不同類別權有關具體情況的詳細規定。

董事、官員和監事

《中華人民共和國公司法》與香港公司法不一樣，沒有包含有關董事在重大合同的利益、限制利益相關董事在考慮與該董事有關的交易的董事會上計入法定人數和行使表決權、限制董事進行主要處置的權力、限制公司向董事提供某些福利（如貸款等）及在董事的責任方面提供擔保和限制未經股東批准禁止補償辦公虧損等問題方面的公告要求。但是，《必備條款》對主要處置設定某些限制，並對董事可以收取辦公損失補償的具體情況進行了規定，所有有關規定都並入股份有限公司章程中，其概要參閱附錄七。

監事會

根據《中華人民共和國公司法》，本公司董事和經理接受監事會的監督。對於在香港註冊成立的公司，沒有關於建立監事會的法定要求。

《必備條款》規定，各監事在行使權力時，有義務以其認為符合本公司最大利益的方式誠信、誠實地行事，並盡可比情況下合理謹慎人應有的細心、審慎和技能。

少數股東的衍生訴訟

為能夠在控制股東大會多數表決權的董事在違反向公司承擔的誠信義務時有效阻止公司以股東名義對該董事提起訴訟，香港法律允許少數股東代表所有股東對該股東提起衍生訴訟。雖然《中華人民共和國公司法》授權本公司股東在人民法院提起有關程序，以限制本公司股東大會或董事會通過的違反法律或侵犯股東合法權利和利益的決議的實施，但沒有與衍生訴訟相同的程序。但是，《必備條款》規定本公司對違反向公司承擔義務的董事、監事和官員享有某些救濟。另外，作為本公司H股在香港聯交所上市的條件及根據本公司公司章程規定，本公司各董事和監事需要承諾以本

根據《中華人民共和國公司法》，經有關證券管理機關授權在證券交易所上市的公司必須有註冊資本不低於人民幣50,000,000元。香港法律沒有就在香港註冊成立的公司規定最低的資本要求。

根據《中華人民共和國公司法》，以無形資產（不包括土地使用權）認購的股份一般不得超過股份有限公司註冊資本總額的20%。香港法律對香港公司也沒有這種限制。

持股和股票轉讓的限制

根據中國法律，本公司按照人民幣表示並認購的內資股票只能由國家、中國法人和自然人來認購或交易。本公司的境外上市H股以人民幣以外的貨幣進行表示和認購，只能由香港、澳門、台灣和中國以外的任何國家和地區的投資者來認購和交易。

根據《中華人民共和國公司法》，不允許本公司發起人在本公司成立之日後3年內轉讓其持有的股份有限公司股票。同樣，本公司的董事、監事和經理在其任職期間也不得轉讓其持有的股份有限公司股票。

香港法律對股票的持有和轉讓沒有該種限制。

收購股票的財務資助

雖然《中華人民共和國公司法》不禁止或限制本公司或本公司子公司提供財務資助來收購本公司股票，但是《必備條款》對公司及其子公司提供與香港公司法類似的財務資助規定了種種限制。

不同類別股東的權利

《中華人民共和國公司法》在不同之類別權利方面沒有特別規定。但是，《中華人民共和國公司法》規定，國務院可以頒佈與各類股票有關的條例。《必備條款》就視為不同類別權利的具體情況和必要程序進行了詳細的規定。這些規定並入公司章程中，有關概況參見附錄七。根據公司條例，任何類別的股票所屬的權利都是相同的，除非：(1)有關等級股票持有人在各自會議上經特別決議批准，(2)有關類別發售股份面值四分之三持有人書面同意，(3)本公司所有成員同意，或(4)倘股份有限公司章程中有關於上述不同權利的規定，從其規定。本公司（根據上市規則和《必備條款》）在公司章程中採用了以香港法類似的方式保護各種類別權利的規定。境外上市外資股的持有人在公司章程中定義為不同的類別，除非(1)本公司在任何12個月期間根據股東特別決議發行和分配的有關股票不

目前，中國政府放鬆了外匯控制。因經常性業務活動，如貿易和支付員工報酬等需要外匯的企業可以從指定的銀行購買外匯，但是需要出示有關的證明文件。

另外，倘企業需要外匯支付股息，如外資企業向外國投資者進行的利潤分配等，在適當地交付了股息稅之後，所需要的金額可以從保留在指定銀行的外匯賬戶中提取，倘外匯資金金額不足，則企業可從指定的銀行購買需要的其他外匯。

雖然經常賬戶交易的外匯控制已經放鬆，但在企業接收外幣貸款、提供外匯擔保、在國外進行投資或進行涉及購買外匯的任何其他資本賬戶交易時，仍然需要國家外匯管理局批准。

在進行外匯交易時，指定的銀行可以根據中國人民銀行公佈的匯率和某些限制，自由地確定適用的匯率。

香港法律法規

香港和中國公司法重大差別概要

適用於在香港註冊成立公司的香港法律基礎是《香港公司條例》，輔之以普通法和香港適用的衡平法規則。

作為在中國註冊成立的股份有限公司，並尋求在香港聯交所上市H股，本公司受《中華人民共和國公司法》及其有關其他規則和條例管轄。

在以下各節，本公司總結適用於在香港註冊成立的公司的香港公司法和適用於根據《中華人民共和國公司法》註冊成立並存續的股份有限公司的《中華人民共和國公司法》之間的某些重大差別。但是，並不是一份包攬一切的比較。

股本

根據香港法律，香港公司的授權股本是本公司授權可以發行的股本總額。不要求公司發行所有授權股本。香港公司的授權股本可以大於發行的股本。因此，香港公司的董事可以事先經股東批准（如需要），使本公司發行新的股票。《中華人民共和國公司法》沒有規定授權股本。本公司的註冊資本就是本公司發行股本的金額。本公司註冊資本的增加必須經本公司股東大會和中國有關政府和監管機關批准。

或中國簽訂或承認的國際條約被中國法院承認和執行。中國根據1986年12月2日通過的全國人大常務委員會決議承認了1958年6月10日頒佈的《承認和執行外國仲裁裁決公約》(「《紐約公約》」)。根據規定，《紐約公約》成員國作出的所有仲裁裁決須得到《紐約公約》所有其他成員國的承認和執行，但是在某些情況下，成員國有權拒絕執行，包括執行仲裁裁決與申請仲裁所在國的公共政策存在沖突等。全國人大常務委員會在承認紐約公約時同時宣佈：(1)中國只根據互惠的原則承認和執行外國仲裁裁決，及(2)中國只將對根據中國法律認定歸類於契約性和非契約性商務法律關係所引起的爭議適用《紐約公約》。1999年6月18日，香港和中國最高人民法院就相互執行仲裁裁決問題達成一項安排。這項新的安排獲得中國最高人民法院和香港立法會的批准，並於2000年1月1日生效。這項安排符合1958年《紐約公約》的精神。根據安排，香港仲裁條例承認的中國仲裁機關作出的裁決可以在香港予以執行。香港仲裁裁決在中國也可以執行。

外匯管制

外匯管制體系有三大監管法規。1993年12月28日，中國人民銀行經國務院授權頒佈了《中國人民銀行關於進一步改革外匯管理體制的公告》(「《公告》」)，該《公告》於1994年1月1日生效。其他主要的外匯條例和實施措施包括1996年1月29日頒佈、1996年4月1日生效、1997年1月14日修訂的《外匯管理條例》，及1996年6月20日中國人民銀行頒佈、1996年7月1日生效的《結匯、售匯及付匯管理規定》，該規定包含各項細則，對國內企業、個人、經濟組織和社會組織在中國的外匯結算、出售和支付進行監管。

中國人民銀行每個營業日公佈人民幣對其他主要外幣的匯率。該匯率是參照以前各日銀行間外匯市場人民幣／主要外幣的交易價格來確定的。

一般情況下，中國的所有組織和個人都需要將經常外匯收益出售給指定的銀行，除非獲得了特別的豁免。但是，允許外資企業保留一定比例的經常外匯收益，保留的外匯收益可以存放在指定銀行開立的外匯銀行賬戶。資本外匯必須存放在指定銀行開立的外匯銀行賬戶，並保留在該賬戶中。

仲裁和仲裁裁決的執行

1994年8月31日，全國人大常務委員會通過了《中華人民共和國仲裁法》(簡稱「《仲裁法》」)，該法於1995年9月1日開始生效。除適用於其他事項外，該法還適用於涉外仲裁中當事人書面約定將有關問題提交根據仲裁法組成的仲裁委員會仲裁有關貿易的爭議，根據仲裁法，仲裁委員會可以在中國仲裁協會頒佈仲裁條例之前，根據仲裁法和民事訴訟法制定臨時仲裁規則。倘當事人通過協議規定以仲裁作為解決爭議的方法，則人民法院將拒絕處理有關案件。

《上市規則》和《必備條款》要求本公司的公司章程中包含仲裁條款，而《上市規則》還要求將仲裁條款包含在本公司與每位董事和監事簽訂的合同中，以便下列當事方之間出現任何爭議或索賠時，將有關爭議提交仲裁解決：包括本公司H股持有人與本公司之間，本公司H股持有人與本公司董事、監事、首席執行官和其他高級管理人員之間或本公司H股持有人與內資股東之間有關本公司事務或由於本公司公司章程、《中華人民共和國公司法》或其他有關法律和行政法規方面引起的權利或義務涉及的任何爭議或請求。

倘將上述爭議或請求提交仲裁，則整個請求或爭議都必須提交仲裁，且所有根據引起爭議或請求的同一事實有訴因的人、或有必要參與該爭議或請求解決的人，都須遵守仲裁。有關股東定義的爭議和有關本公司股東名冊的爭議不需要通過仲裁來解決。

請求人可以選擇在中國國際經濟貿易仲裁委員會按照其仲裁規則進行仲裁，也可以選擇在香港國際仲裁中心根據其證券仲裁規則進行仲裁。一旦請求人將有關爭議或請求提交仲裁，則對方也必須提請請求人選擇的仲裁機構仲裁。倘請求人選擇在香港國際仲裁中心進行仲裁，則爭議或請求的任何一方都可以申請在深圳根據香港國際仲裁中心的證券仲裁規則進行仲裁。

根據《仲裁法》和《中華人民共和國民事訴訟法》之規定，仲裁裁決是終局的，對協議雙方都具有約束力。倘仲裁一方未能遵守仲裁裁決，則仲裁裁決的另外一方則可以申請人民法院予以執行。倘存在法律規定的任何程序或仲裁員的組成存在違規行為，或倘仲裁超出了仲裁協議的範圍或超出了仲裁委員會的管轄範圍，則人民法院可以拒絕執行仲裁委員會作出的仲裁裁決。

尋求執行中國仲裁庭就不在或其財產不在中國的另外一方作出的仲裁裁決的當事人，可以申請對案件有管轄權的外國法院予以執行。同樣，外國仲裁機構作出的仲裁裁決也可以按照互惠的原則

關上市公司收購和信息披露的規定明示一般適用於上市公司，不限於在任何特定證券交易所的上市公司。

1993年9月2日，證券委員會頒佈了《禁止證券欺詐行為暫行辦法》。該措施禁止的行為包括在證券發行或交易中使用內幕信息（內幕信息的定義包括任何內幕人知道的可能影響證券市場價格的未披露信息）；使用資金或信息或通過濫用權力製造虛假或無序的市場，或影響證券的市場價格，或引誘投資者在不瞭解實際情況時進行投資決策；及在證券發行或交易中進行虛假或重大誤導性的說明，或有重大遺漏。違反上述任何規定的處罰包括罰款、沒收利潤和中止交易。情況嚴重的，還可以處以刑事責任。

1995年12月25日，國務院頒佈《國務院關於股份有限公司境內上市外資股的規定》。該條例主要涉及國內上市外資股的發行、認購、交易和宣佈股息及其它分配和國內上市外資股股份有限公司信息披露等問題。

中國《證券法》於1999年7月1日開始生效。該法是中國第一部全國證券立法，分為12章214條，主要涉及證券的發行和交易，上市公司收購，證券交易所，證券公司和國務院證券監管機關的義務和責任等。證券法全面監管中國證券市場的有關活動。證券法第29條規定，本公司必須獲得國務院監管機關的批准才能在境外上市。第213條規定，有關境外人士或組織以外幣認購和交易的公司股票的特別措施須由國務院單獨制定。目前，在境外發行的股票（包括H股）的發行和交易仍然主要受國務院和中國證監會頒佈的法規和條例的管轄。

為了促進境外上市公司（「上市公司」）嚴格遵守有關國內和國外法律法規，主動履行其對投資者的持續義務，並在國內外資本市場建立良好的公司形象，國家經濟與貿易委員會和中國證監會在1999年3月29日聯合頒發了《關於進一步促進境外上市公司規範運作和深化改革的意見》《規範意見》。《規範意見》要求本公司規定本公司的決策程序，加強董事責任，建立健全的外部和獨立董事制度，加強本公司監事會及董事會秘書的職能，探索激勵本公司高級管理人員的方法並加強本公司內部改革。

有關H股證書丟失的獨立程序，參見《必備條款》中的規定。該程序已經合併到本公司的公司章程中，其概要在本招股書附錄七中進行說明。

上市的中止和終止

倘出現下列任何情況，國務院證券管理部門可以中止本公司在香港聯交所的上市：

(i) 本公司註冊資本或本公司股票分配不再符合有關上市要求；

(ii) 本公司未能根據有關法律法規披露本公司的財務狀況或本公司的財務報告包含有虛假的信息；

(iii) 本公司有重大違法行為；或

(iv) 本公司最近三年連續虧損。

倘發生上述第(ii)或(iii)段提到的情況，且經查實情況嚴重，或倘發生上述第(i)或(iv)段提到的情況且未能在規定的時間內進行糾正，則國務院證券管理部門可以終止本公司股票的上市。

倘本公司通過決議結業，或被有關政府機關命令解散，或倘本公司被宣告破產，則國務院證券管理部門也可以終止本公司股票的上市。

證券法律法規

中國頒佈了大量有關本公司股票發行和交易及信息披露方面的法規。1993年年初，國務院成立了證券委員會和中國證券監督管理委員會（中國證監會）。證券委員會負責協調起草證券法規，制定證券相關的政策，規劃股票市場發展，指導、協調和監督中國所有證券相關的機構並管理中國證監會。中國證監會是證券委員會的執行部門，負責起草證券市場的監管規定，監督證券公司，監管中國公司在國內外公開發行證券，監管證券交易，編製證券相關的統計，並進行有關研究和分析。

1993年4月22日，國務院頒佈了《股票發行與交易管理暫行條例》(簡稱「《股票暫行條例》」)。這一條例涉及股票公開發行的申請和批准程序，股票的交易、上市公司的收購，保證金，上市股票的結算、清算和轉讓，有關上市公司的信息披露，調查和處罰及爭議解決。根據《股票暫行條例》規定，本公司在境外發行公司股票，必須獲得中國證監會的批准。另外，倘本公司計劃發行以人民幣表示的普通股和人民幣表示的特別股，本公司必須遵守《股票暫行條例》。《股票暫行條例》有

清算組須在清算期間行使下列各項權力：

- 清理本公司的資產並編製資產負債表和資產清單；
- 通知債權人或發佈公告；
- 處理或清算本公司未結束的業務；
- 支付所有未了結的稅款；
- 清理本公司的債權和債務；
- 在債務償還後處理本公司的剩餘資產；及
- 在民事訴訟中代表本公司。

倘解散，則本公司的資產將用來支付清算過程中發生的所有費用、員工的工資、員工的保險、稅款和本公司的一般債務。任何剩餘的資產將按照各股東持股的比例分配。倘本公司的資產不足以償還或解除本公司的債務，則清算組將申請人民法院宣告破產，並將清算程序移交人民法院。

倘本公司進入清算程序，則不允許本公司進行任何新的業務經營活動。

清算程序完成後，清算組需要將清算報告提交本公司股東大會和有關管理部門確認。清算組還需要向國家工商行政管理總局申請注銷本公司的登記，並在注銷後公告本公司解散。

清算組的成員需要誠實的履行自己的義務，並遵守法律。清算組的成員在其因故意或重大過失造成虧損時，要對本公司和本公司債權人負責。

海外上市

本公司必須獲得中國證監會批准才能在境外上市發行其股票。本公司股票境外上市必須符合《特別規定》。

根據《特別規定》和《必備條款》，本公司董事會必須在中國證監會批准本公司申請後15個月內實施本公司發行H股和內資股的計劃。

股份證書丟失

倘本公司內資股記名股份證書丟失、被盜或毀壞，有關股東可以根據《中華人民共和國民事訴訟法》的有關規定申請人民法院宣告該股份證書無效。獲得人民法院的有關股份證書無效的宣告後，股東可以申請本公司更換股份證書。

倘本公司股東批准有關合併的建議，則本公司需要就合併協議簽字，並編製本公司資產負債表和資產清單。本公司必須在10天內向本公司債權人通報合併情況並在批准合併的決議通過後30天內在報紙上公告至少三次。本公司債權人可以在規定的時間內要求本公司償還未了結的債務或就該債務提供擔保。倘本公司未能償還本公司的債務或提供有關擔保，則可以禁止本公司進行合併。

倘是分立，也同樣要求本公司編製資產負債表和資產清單，並通知本公司債權人。本公司債權人同樣有權要求本公司償還或擔保未結清的債務，且本公司不能滿足這一要求時，分立可能受阻。

解散與清算

根據《中華人民共和國公司法》和《必備條款》，在下列情況下，本公司將解散並進行清算：

(i) 本公司公司章程規定的本公司經營期限到期；

(ii) 發生本公司公司章程中規定的造成本公司解散的特殊事項；

(iii) 本公司股東在股東大會上通過特別決議同意本公司解散；

(iv) 因公司合併或分立需要解散的；

(v) 由於本公司不能清償到期應付債務，宣佈本公司破產；或

(vi) 由於本公司違反法律或行政條例而被責令關閉。

倘本公司按照上述第(i)到第(iii)段項下之情況予以解散，本公司股東必須在發生該事件後15天內召開的股東大會上成立清算組並任命清算組的成員。倘清算組不能在規定的時間內建立，則本公司債權人可以向人民法院申請任命清算組成員。人民法院將組織清算組來進行清算。倘本公司在上述第(v)或(vi)段規定的情況下予以解散，則人民法院或有關行政機關須對由股東、有關政府機關和有關專業人員組成的清算組進行監督。

清算組需要在其成立後10天內向本公司債權人通報本公司解散的情況，並在其成立後60天內至少就本公司解散的情況公告三次。債權人需要在法定時間內向清算組提交權利請求。

本公司的公積金必須用於下列目的：

- 彌補虧損；
- 擴大本公司業務經營；及
- 通過按現有持股比例向股東發行新股票的方式繳納本公司記名股本，或增加股東目前持有的股票的面值，但是倘法定公積金轉換成註冊資本，則轉換後的法定公積金餘額不得少於本公司註冊資本的25%。

法定公益金必須用於本公司員工的集體利益。

審計師的任命和卸任

《特別規定》要求本公司聘用獨立的中國註冊會計師事務所來對本公司之年度財務報表進行審計並審查某些其他財務報告。

審計師的任職期間從年度股東大會任命開始到下一屆年度股東大會結束。

倘本公司罷免或未能繼續聘用本公司的現有審計師，則按照《特別規定》之要求，本公司需要提前向審計師發出書面通知，該審計師有權在股東大會上進行説明。倘本公司審計師辭職，則有義務向股東提交報告，説明本公司是否進行了不合適的交易。審計師的任命、罷免或不續任由本公司股東決定，並必須到中國證監會備案。

利潤分配

根據《特別規定》，股息和其他應付本公司H股持有人的分配必須用人民幣公佈和計算，並用外幣支付。根據《必備條款》，用外幣向這些股東支付股息和其他分配必須通過本公司為H股股東持有人任命的收款代理人進行。

修改公司章程

本公司通過出席股東大會超過代表三分之二表決權的股東投贊成票才能修改公司章程。修改本公司章程在本公司獲得有關監管機構必要的批准後才能生效。倘修改本公司公司章程影響到本公司業務註冊登記中的信息，則本公司必須向有關政府部門申請變更執照中的相關信息。

合併和分立

所有合併和分立都必須經本公司股東批准。進行合併或分立，本公司還可能需要尋求政府批准。在中國，合併可以通過合併後合併公司解散或合併公司均解散並建立新公司的方式實施。

的義務，保護本公司的公司利益，不得徇私舞弊。本公司的董事、監事、經理和官員還承擔保密義務，除非有關法律或法規或公司股東要求，不得披露某些信息。

倘董事、監事、經理或官員在履行自己義務的過程中違反任何法律法規或本公司公司章程，且該違反對本公司造成損失，有關個人將就該損失對本公司承擔個人責任。

財務與會計

本公司需要建立符合有關法律法規和國務院與財政部制定規則的財務和會計制度。

本公司還需要在每財年末編製財務報表。這些財務報表包括本公司資產負債表、損益表、財務狀況表、財務狀況變動表和利潤分配表。本公司需要在本公司年度股東大會前至少20天將本公司財務報表提交本公司股東查閱。本公司還必須以公告的方式公佈本公司的財務報表。

中國法律要本公司在向股東分配利潤之前從本公司稅後利潤中進行下列轉賬：

- 本公司稅後利潤的10%必須劃轉到本公司的法定公積金，直到本公司累計法定公積金超過本公司註冊資本的50%；

- 本公司稅後利潤的5%到10%必須劃轉到法定公益金；且

- 根據本公司股東大會的批准，在提取必要的法定公積金後，從本公司稅後利潤中劃轉任意金額的任意公積金。

彌補虧損和提取公積金及法定公益金後的稅後利潤餘額可以按照各股東的持股比例分配給本公司股東。

本公司法定公積金的金額不足以彌補以前年度的虧損，則本公司當年的利潤在分配到法定公積金和法定公益金前，則必須用來彌補該虧損。

本公司的公積金包括法定公積金、任意公積金和資本公積金。本公司的資本公積金由本公司股票的票面溢價構成。有關政府財務機關要求的其他資金視為資本公積金。

監事會成員包括本公司職工選舉的代表和本公司股東在股東大會選舉的代表組成。本公司的董事、經理和財務負責人不得出任監事。本公司監事任期為3年，經再次選舉當選可以連任。根據《中華人民共和國公司法》和《必備條款》規定不適合出任公司董事的具體情況也同樣適用於監事。

經理和公司官員

本公司設經理一名，由董事會任命及罷免經理職務。本公司經理向董事會負責，並行使下列權力：

- 監督本公司的生產、經營和管理，並實施本公司董事會的決議；
- 組織實施本公司的經營和投資計劃；
- 制定建立本公司內部管理結構的設置方案；
- 制定本公司基本管理制度；
- 制定本公司內部規則；
- 建議任命和罷免副經理及財務主管，並決定其他管理人員（需要由本公司董事會指定和罷免的除外）；
- 列席董事會會議；及
- 本公司董事會或本公司公司章程授予的其他權力。

《特別規定》要求本公司聘用公司其他高級職員，包括財務主管和公司秘書。

根據《中華人民共和國公司法》和《必備條款》規定不適合出任股份有限公司董事的具體情況也同樣適用於本公司經理和其他高級官員。

公司章程對公司股東、董事、監事、經理和其他高級管理人員有效。這些人員應該有權根據本公司的公司章程行使各自的權利、申請仲裁並簽發法律文件。《到境外上市公司章程必備條款》有關公司高級管理人員的規定已經並入公司章程中（其概要參見附錄七）。

董事、監事、經理和公司官員的義務

本公司董事、監事、經理和高級職員需要根據《中華人民共和國公司法》遵守相關的法律法規、遵守本公司公司章程、誠實地履行自己的義務並保護本公司的利益。《特別規定》和《必備條款》規定，本公司董事、監事、經理和高級職員對本公司承擔誠信義務，要求他們誠實地履行自己

董事的資格

《中華人民共和國公司法》規定，下列人員不得出任本公司董事：

- 無民事行為能力或限制民事行為能力人；
- 因犯有貪污、賄賂、侵佔、挪用公司財產、或破壞社會主義經濟秩序行為罪而被判處刑罰的人，服刑期滿不足5年的；
- 被剝奪政治權利的人，剝奪政治權利期滿不足5年的；
- 破產或因管理不善進行清算的公司或企業的董事、廠長或經理，對該破產或清算須承擔個人責任且自公司或企業清算不足3年的；
- 由於非法經營，營業執照被吊銷的企業的法人代表，對企業被吊銷營業執照須承擔個人責任且企業營業執照被吊銷不足3年的；
- 負有較大數額的到期未償還債務之人士；
- 國家公務員。

其他不適合出任公司董事的情況詳見本公司公司章程和《必備條款》。

監事會

本公司需要建立至少由三名成員組成的監事會。監事會應該對下列事務負責：

- 檢查本公司的財務事務；
- 監督本公司董事和經理，確保其履行義務符合有關法律法規的規定和本公司的公司章程；
- 要求本公司董事和經理糾正對本公司利益產生不利影響的任何行動；
- 提議召開臨時股東大會；及
- 履行本公司公司章程規定的其他義務。

本公司監事列席本公司的董事會會議

根據本公司公司章程，監事會決議需要本公司監事大多數投贊成票才能通過。

另外，《必備條款》規定，本公司董事會亦須負責制定修改本公司公司章程的議案。

董事會會議

本公司董事會至少每年召開兩次董事會議。召開董事會的通知至少要在會議召開之日前10天發出。本公司董事會可以確定通知的期間和召開臨時董事會議的具體方式。

本公司公司章程要求召開董事會會議必須由本公司超過一半的董事參加。董事可以親自參加董事會會議，也可以指定另外一名董事代表自己參加董事會。所有的董事會決議都必須由超過全體董事一半的贊成票才能通過。董事會上通過的所有決議都必須記錄在有關會議的會議記錄中，且會議記錄必須由參加會議的董事和進行記錄的人簽字。倘董事會決議違反有關法律法規或本公司公司章程並對本公司的公司利益造成重大損害，則參加通過決議的董事（反對該決議並在有關會議記錄中記錄投反對票的董事除外）對本公司承擔個人責任。

本公司董事長

本公司董事長可以由本公司董事會表決選舉決定，且必須由董事會以全體董事的過半數選舉產生。董事長是本公司的法定代表，可以行使下列權力：

- 主持召開股東大會，召集並主持董事會會議；
- 檢查董事會決議的具體實施；及
- 簽署本公司發行的股份憑證和債券。

非執行董事和獨立董事

本公司有一半以上的董事須為非執行董事，且本公司董事會至少應該有兩名獨立董事。

- 本公司需要向非執行董事提供必要的信息和文件，以便他們能夠履行自己的責任。任何獨立董事表達的意見都須記錄在董事會會議記錄中。
- 關連交易在生效前須由獨立董事背書。兩名以上（包括）的獨立董事可以建議召開臨時股東大會。
- 獨立董事可以直接向股東大會、中國證監會和其他有關監管機關報告任何異常情況。

《特別規定》和《必備條款》規定，倘持有本公司不低於50%表決權的股東在擬定參加會議前提前20天書面確認，則可以召開本公司股東大會。倘達不到這一最低要求，只有在確認參加最後期限過後5天內，本公司以公告的方式向股東通告會議待審議的事項及會議的時間和地點，才可以召開股東大會。

參加股東大會的各股東有權表決，每股有一票表決權。股東可以指定代理人代表自己參加股東大會並行使表決權。股東大會上提議的一般決議必須有親自或代表參加會議的股東投一半以上的贊成票才能通過。但是，特別決議和下列行動則必須有親自或通過代表參加會議的股東投三分之二以上的贊成票才能通過：(1)修改本公司公司章程；(2)合併、分立或解散；(3)增加或減少資本或發行任何等級的股票、債券和證券；及(4)股東大會通過普通決議認為對本公司有潛在的重大影響並需進行特別決議批准的任何其他問題。

要變更或廢除特別等級股東的權利，則《必備條款》要求本公司召開特別類別股東會議。本公司內資股東和H股持有人視為不同類別的股東。

董事會

本公司公司章程規定，本公司董事會可以由19名董事組成。本公司董事任職期間由本公司公司章程確定，但不得超過3年。倘再次當選，允許本公司董事連任。本公司董事會可以行使下列權力：

- 召集股東大會並向股東報告；
- 實施股東大會通過的決議；
- 決定本公司的經營計劃和投資方案；
- 制訂年度預算和決算方案；
- 制訂利潤分配計劃和虧損彌補計劃；
- 制訂合併、分立或解散計劃；
- 制訂本公司註冊資本的增減或債券發行計劃；
- 決定本公司的內部管理結構；
- 決定本公司的經理，並經經理推薦，聘用或罷免副經理和財務主管並確定他們的報酬；及
- 決定管理制度。

股東大會

本公司股東可以在股東大會上行使下列權力：

- 確定本公司的經營措施和投資方案；
- 選舉或罷免本公司董事並確定本公司董事的報酬；
- 選舉或罷免本公司股東代表出任監事，並確定本公司監事的報酬；
- 審議並批准本公司董事會和本公司監事的報告；
- 審議並批准本公司年度財務預算和會計計劃；
- 審議並批准本公司利潤分配計劃和虧損彌補計劃；
- 批准本公司增資和減資；
- 批准發行債券；
- 批准合併、分立、解散或清算；
- 批准本公司會計師的任命和罷免；
- 審議並批准持有超過本公司5%表決權的股東提交的議案；
- 批准對本公司公司章程進行的修改。

股東股東大會分為年度股東大會和臨時股東大會。年度股東大會必須每年召開一次。本公司董事會需要在發生下列情況後兩個月內召開臨時股東大會：

- 本公司董事會董事成員不足《中華人民共和國公司法》或本公司公司章程要求的數量的三分之二；
- 本公司累計虧損達到本公司總股本的三分之一；
- 根據不少於本公司10%股票持有人之要求；或
- 董事會或監事會認為必要時。

股東大會由董事會召集，並由董事長主持。根據《特別規定》和《必備條款》，本公司需要提前45天發出股東大會通知，該通知必須規定會議要考慮的問題和會議的時間與地點。倘本公司發行有無記名股票，則本公司必須在召開股東大會前至少提前45天發出召開股東大會的公告。根據《特別規定》和《必備條款》，計劃參加股東大會的股東需要在會議前20天向本公司發出書面確認回函。持有本公司不低於5%表決權的股東有權根據《特別規定》的規定，向年度股東大會提出書面議案。任何需要在股東大會上審議的議案，都必須包含在會議的日程中。

轉讓股票

本公司股票可以根據有關法律法規進行轉讓，如《中華人民共和國公司法》、《中國證券法》和《特別規定》。

本公司董事、監事或經理持有的任何股票不可以在其任職期間進行轉讓。

《中華人民共和國公司法》不限制個人股東的持股比例。

在股東會議日期前30天內或分配股息的記錄日前5天內轉讓的股票不得登記在公司股東名冊中。

股東

根據《中華人民共和國公司法》和《必備條款》，本公司股東有下列權利：

- 親自或指定代理人參加股東大會，並行使表決權；
- 按照持股比例收取股息和其他形式的可分配收益；
- 查閱本公司公司章程、股東會議記錄和財務報告，並提出建議，就有關本公司經營提出建議或諮詢；
- 根據有關法律在香港聯交所轉讓本公司股票；
- 倘股東大會或董事會通過的決議違反有關法律或行政法規或本公司股東的法定利益，在人民法院提起法律訴訟程序；
- 在本公司終止時按照持股比例接收本公司的剩餘資產；及
- 本公司公司章程中規定的任何其他的股東權利。

普通股股東一般所負有的義務包括(1)遵守本公司公司章程，(2)就所認購的股票支付認購金，(3)按其同意認購的股份為本公司的債務和負債承擔責任；及(4)本公司章程中規定的任何其他股東義務。

本公司股東的責任以各股東持有的股份為限。

- 本公司連續3個財政年度的財務和會計報表沒有包含任何虛假信息；且
- 本公司預期的利潤率不低於同期銀行的存款利率。

本公司發行新股票必須獲得本公司股東的批准。在股東批准發行新股票後，本公司董事會必須向國務院授權部門或省級政府申請並獲得批准。倘本公司通過募集的方式發售股份，則本公司還必須獲得有關證券管理機關的批准。本公司完成新股票的認購後，必須在國家工商行政管理總局辦理增加註冊資本登記，並發佈公告。

減少股本

根據最低註冊資本要求，本公司可以根據下列程序減少本公司的註冊資本：

- 本公司必須編製資產負債表和財務報表；
- 本公司的股東必須在股東大會上批准減少註冊資本；
- 一旦批准減少資本的決議獲得通過，則本公司必須在10天內向本公司債權人通報減少資本的情況，並在30天內至少三次在報紙上公告減資情況；
- 本公司債權人可以在法定的期限內，要求本公司支付本公司的債務或就該債務提供擔保；
- 本公司必須在國家工商行政管理總局辦理減少註冊資本登記；而且
- 本公司必須從所有有關監管機關獲得必要的批准。

回購股票

本公司只可以為(1)減少本公司的註冊資本金，(2)與其他持有本公司股票的公司合併，或(3)法律和有關行政法規允許的任何其他目的回購本公司股票。《特別規定》規定，本公司必須根據本公司公司章程行事，且本公司必須獲得有關監管機關的必要批准。本公司回購本公司股票的方式可以是向本公司股東發出一般要約，在證券交易所購買本公司股票或於市場外通過合同來購買本公司的股票。

回購本公司股票後，本公司需要注銷所回購的本公司股票，辦理本公司的變更登記，並在10天內發佈公告。

分配和發售股份

本公司的所有股票發行都依據公開、公平和公正的原則。同類別的股票必須有相同的權利。對於每次股票發行，個人股票的配股條款，包括認購價格，必須與同類別的其他股票一致。本公司發售股份的價格可以是按照面值或高於面值的價格發售股份，但是股票發行價格不得低於面值。

本公司必須獲得中國證監會的批准才能向境外公開發行本公司的股票。根據《特別規定》，經證券委員會批准後，公司可以在考慮承銷股票的數量後，在有關境外上市外資股票的承銷協議中同意保留的股票的數量不得超過擬發行境外上市外資股總量的15%。

記名或不記名股票

發起人可以以現金或以實物、工業產權、非專利技術或土地使用權作價出資。以工業產權和非專利技術進行投資的金額不得超過本公司註冊資本的20%，國家對採用高新技術成果有特別規定的除外。本公司向外國投資者發行的股票和在境外上市的股票必須以記名的方式進行，以人民幣定價並以外幣認購。香港、澳門和臺灣地區投資者購買的在香港上市的股票稱為「境外上市外資股」。在中國，向發起人、國家指定投資機構或法人發行的所有股票都必須以記名方式進行，但是，向中國公眾發行的股票既可以以記名方式進行，也可以以不記名方式進行。

本公司需要保留載有記名方式發行的所有股票的股東名冊。有關本公司股東情況、各股東持有的股票的數量及股東成為有關股票持有人的日期等信息，都需要登記在股東名冊。

本公司還被要求記錄已簽發無記名股票的金額、各無記名股票的號碼和簽發各無記名股票的日期。

增加股本

只有在滿足下列條件的情況下，本公司方可以通過發行新的股票增加本公司的股本：

- 前次發行的股票已經足額認購完畢，且距前次發售股份後至少已經經過了一年，但是本公司通過發行境外上市外資股的方式增加股本，則可以未滿12個月；

- 本公司在香港發售股份前連續3個財政年度均盈利，且可向股東分配股息；

根據《中華人民共和國公司法》，本公司可以在中國的其他有限責任公司中進行投資。除非經國務院批准，本公司在其他有限責任公司中的總投資不得超過本公司淨資產的50%。

公司發起人須在發售股份足額支付後30日內召開成立大會，並應該提前15日通知所有的認購人公告成立大會召開的日期。成立大會只有在代表本公司50%以上表決權的認購人到會才能召開。在成立大會上，要處理包括採用發起人建議的公司章程及選舉本公司董事會和監事會等問題。會議所作任何決議都須經出席會議的認購人所持表決權的半數以上通過。

在成立大會召開後30日內，董事會須向登記主管機關申請本公司成立登記。有關工商管理機關簽發營業執照後，公司即告正式成立，並具有法人資格。以公開募集的方式建立的公司須將股票發行報告提交國務院證券管理部門備案。

公司發起人須承擔以下責任：(1)倘本公司不能成立，則對公司註冊成立過程中發生的所有費用和負債承擔連帶和個別支付責任；(2)倘本公司不能成立，則連帶和個別向認購人償還認購股份款，及按同期銀行存款利率計算利息；及(3)本公司在設立過程中由於發起人違約遭受的損害。根據國務院1993年4月22日頒佈的《股票發行與交易管理暫行條例》(只適用於在中國進行的股票發行和交易活動及相關的活動)，倘以公開募集的方式設立公司，則公司的發起人需要對招股書內容的準確性承擔連帶責任，並確保招股書不包含任何誤導性的陳述或任何重大遺漏。

建立程序

獲得中國人民銀行批准後，本公司董事會將申請書，包括批准證書，本公司公司章程和驗資報告提交給國家工商行政管理總局。國家工商行政管理總局在1988年3月21日簽發本公司的營業執照。

註冊資本

本公司的註冊資本等於本公司在國家工商行政管理總局登記的實收資本。對一家股份有限公司的最低註冊資本要求為人民幣1,000萬元。而對於作為中國證監會批准在香港聯交所上市股票的公司，公司的註冊資本至少應為人民幣5,000萬元。

6個月。倘一方當事人未能在規定的時間內執行法院判決，則法院將可以經任何當事人申請，依法強制執行該判決。

當事人尋求法院對不在中國的且在中國不擁有財產的一方作出的判決或裁定進行執行時，可以申請有管轄權的外國法院承認並執行該判決或裁定。倘中國與相關外國締結或參加了關於相互承認和執行的國際條約或倘根據互惠的原則有關判決滿足法院的審查，則外國判決也可以由人民法院根據中國執行程序予以承認和執行，除非人民法院發現承認或執行該判決或裁定將導致違反中國的基本法律原則、主權或安全或不符合社會和公共利益。

中國公司法、特別條例和法律規定

作為在中國註冊成立並尋求在香港證券交易所上市的股份有限公司，本公司遵守下列三部中國法律法規：

- 《中華人民共和國公司法》，該法於1993年12月29日經全國人大常務委員會頒佈，於1994年7月1日生效，並於1999年12月25日修訂；
- 《國務院關於股份有限公司境外募集股份及上市的特別規定》(《特別規定》)，由國務院於1994年8月4日根據《中華人民共和國公司法》第85條和第155條制定；及
- 《到境外上市公司章程必備條款》(《必備條款》)，1994年8月27日由國務院證券委員會和國家體制改革委員會頒佈。根據該法規之相關規定，公司尋求境外上市，則必須將其有關內容規定在本公司的公司章程。

下面是適用於本公司的《中華人民共和國公司法》、《特別規定》和《必備條款》有關規定之概要。

註冊成立

成立股份有限公司至少要有5名發起人，且須有過半數的發起人在中國境內有住所。根據《特別規定》，國有企業或絕大多數資產歸中國政府擁有的企業可以按照國家有關規定改建為向境外投資人募集股份的股份有限公司。倘通過發起的方式設立，這些公司的發起人可以少於5個，註冊成立後即可以發行新股票。本公司根據《中華人民共和國公司法》註冊成立為股份有限公司。因此，本公司是一個法人，且公司的註冊資本分割為等值的股份。公司股東的責任限於各股東持有股份的數量，本公司按照本公司資產總價值的等值向本公司的債權人承擔責任。

程序中對法律進行解釋以外，還有權對特定的案件進行解釋。國務院及其各部委也有權解釋各自頒佈的規則和條例。在地方一級，解釋法律的權利授予頒佈該法規的各地方立法機構及各行政機構。

中國司法體制

根據《中華人民共和國憲法》和《中華人民共和國人民法院組織法》，司法體系的構成是最高人民法院、地方各級人民法院、軍事法院和其他特別人民法院。地方各級人民法院由基層人民法院、中級人民法院和高級人民法院組成。基層人民法院由民事、刑事、經濟和行政法庭組成。中級人民法院與基層人民法院的結構類似，並進一步分成其他特別法庭，如知識產權庭等。高級人民法院對基層人民法院和中級人民法院進行監督。人民檢察院也有權對同級和低一級人民法院的民事訴訟行使法律監督權。最高人民法院是中國的最高司法機構，具體監督所有人民法院的司法工作。

人民法院採用兩審終審制度。當事人可以就地方人民法院的判決或命令向上一級人民法院上訴。同一級法院和上一級法院作出的二審判決或裁定是終局的。最高人民法院的一審判決或裁定也是終局的。但是，倘最高人民法院或上一級人民法院發現下級人民法院作出的已生效判決存在錯誤，或人民法院院長發現本院所作出的已生效判決存在錯誤，可以根據審判監督程序重新進行審理。

1991年4月9日頒佈的《中國人民共和國民事訴訟法》規定了提起民事訴訟、人民法院管轄權、進行民事訴訟需要遵守的程序及民事判決執行程序的各項標準。中國境內之民事訴訟各方當事人必須遵守《中華人民共和國民事訴訟法》。一般而言，民事案件首先由被告所在地方法院審理。合同各方也可以通過明示的同意選擇提起民事訴訟的管轄法院，但是該管轄法院應該是原告或被告的居住地、合同簽署或履行地或行為標的所在地。

外國公民或外國企業一般與中國公民或法人具有同樣的訴訟權利和義務。倘外國司法制度限制中國公民和企業的訴訟權利，則中國法院可以對該國在中國的公民和企業適用同樣的限制。倘民事訴訟一方當事人拒絕在中國遵守人民法院作出的判決或裁定或仲裁小組作出的裁決，則受害方可以申請人民法院執行該判決、裁定或裁決。申請執行的權利有時間限制。倘爭議當事人至少有一方是個人，則申請執行的時間限制為一年。倘爭議雙方都是法人或其他機構，則請求執行的時間限制為

本附錄包含中華人民共和國公司和證券法律法規，《中國公司法》和《香港公司條例》之間的某些重大差別及香港聯交所為中國股份有限公司專門推出的附加監管規定。本概要的目的是向潛在投資者提供適用於本公司的主要法律和監管規定概要。由於下面包含的信息是概要形式的內容，所以不可能包含對潛在投資者來說所有重要的信息。

中國法律體制

中國法制體系以《中華人民共和國憲法》為基礎，由成文法律、法規、條例和地方立法、特別行政區法律和中國政府簽訂的國際條約形成的法律等組成。法院判例沒有先例約束力。但是，具有司法參照和指導作用。

《中華人民共和國憲法》授權中國全國人民代表大會（「全國人大」）和全國人大常務委員會行使國家立法權。全國人大有權修改憲法，制定並修改有關國家機關和民事與刑事問題的基本法律。除需要全國人大進行解釋、制定和修改的法律之外，全國人大常務委員會有權解釋、制定和修改所有法律。

國務院是國家最高行政機關，有權制定行政規章和條例。國務院下屬之各部委也有權在所屬各部門之管轄範圍內簽發命令、指令和條例。國務院和下屬各部委頒佈的所有行政規章、條例、指令和命令都必須與中國憲法和全國人大制定的國家法律保持一致。倘出現任何衝突，則全國人大常務委員會有權取消各行政規章、條例、指令和命令。

在地方一級，各省和直轄市人民代表大會及其常務委員會可以制定地方法規，地方人民政府可以頒佈適用於各行政區的行政規章和指令。這些地方法律法規必須與中國憲法、國家法律和國務院頒佈的行政法規保持一致。

國務院、省和直轄市政府還可以在新的法律領域為試行之目的制定或簽發各種規則或指令。試用措施獲得充足的經驗後，國務院可以將立法建議提交全國人大或全國人大常務委員會考慮進行國家級立法。

《中華人民共和國憲法》授權全國人大常務委員會對法律進行解釋。根據1981年6月10日通過的《全國人民代表大會常務委員會關於加強法律解釋工作的決議》，最高人民法院除了有權在司法

匯率為紐約聯邦儲備銀行認可用於海關目的2004年6月4日午間電匯買入匯率，將人民幣兑換成美元和將港元兑換成美元的匯率分別為1美元兑人民幣8.2767元和1美元兑7.7960港元。下表列出所顯示各期間人民幣和美元及港元和人民幣之間的午間最高和最低買入價：

	午間買入價			
	人民幣／美元		港元／美元	
期間	最高	最低	最高	最低
2003年11月	8.2772	8.2766	7.7692	7.7475
2003年12月	8.2772	8.2765	7.7670	7.7628
2004年1月	8.2772	8.2767	7.7775	7.7632
2004年2月	8.2773	8.2769	7.7845	7.7686
2004年3月	8.2774	8,2767	7,7980	7,7842
2004年4月	8.2772	8.2768	7.8000	7.7870
2004年5月	8.2773	8.2768	7.8010	7.7895

下表列出1999年、2000年、2001年、2002年、2003年和2004年（至5月31日）之各年度人民幣對美元和港元對美元期末午間買入匯率和午間平均買入匯率，取每期中每月最後一日午間買入價的平均值：

	期末午間買入價		平均午間買入價	
期間	人民幣／美元	港元／美元	人民幣／美元	港元／美元
1999年	8.2795	7.7740	8.2785	7.7599
2000年	8.2774	7.7999	8.2784	7.7936
2001年	8.2766	7.7980	8.2772	7.7996
2002年	8.2800	7.7988	8.2772	7.7996
2003年	8.2767	7.7640	8.2771	7.7864
2004（至5月28日）	8.2769	7.7941	8.2770	7.7862

港元午間買入價

	午間買入價			
期間	期末	平均[1]	最高	最低
		（港元／美元）		
1999年	7.7740	7.7599	7.7814	7.7457
2000年	7.7999	7.7936	7.8008	7.7765
2001年	7.7980	7.7996	7.8004	7.7970
2002年	7.7988	7.7996	7.8095	7.7970
2003年	7.7640	7.7864	7.8001	7.7085
2004（至5月28日）	7.7941	7.7862	7.8010	7.7632

(1) 按照相關期間每月最後營業日的匯率平均值確定。

佈人民幣對幾種主要外幣的匯率。在外匯交易中，指定的外匯交易銀行可以在規定的範圍內，根據中國人民銀行公佈的匯率自由確定適用的匯率。

除了外商投資企業或其他有關條例特殊豁免的企業，中國的所有實體都必須將其外匯經常收入出售給指定的外匯銀行。中國境外組織簽發的貸款獲得的外匯收入或發行債券和股票的外匯收入（如本公司出售境外股票獲得的外匯收入）不要求出售到指定的外匯銀行，但可以存放在指定的外匯銀行的外匯賬戶。

在經常賬戶項目方面有交易外匯需要的中國企業（包括外商投資企業）可以不經國家外匯管理局批准，根據有效收據和交易憑證利用指定外匯銀行的外匯賬戶進行支付或進行兑換和支付。需要外匯向股東分配利潤的外商投資企業及根據有關條例需要以外匯向股東支付股息的中國企業（如本公司等），可以根據上述之中國企業的股東大會決議或外商投資企業董事會分配利潤的決議，利用指定外匯銀行的外匯賬戶進行支付或兑換與支付。

資本賬戶項目下的外匯兑換，如直接投資和資本出資，仍然受限制，必須提前獲得國家外匯管理局以及有關分局批准。

H股持有人的股息按照人民幣來確定，必須用港元進行支付。

吾等用人民幣編製合併財務報表。為查閱者方便起見，本招股書包含了某些人民幣金額同美元之間的兑換，匯率為1美元兑人民幣8.2767元，即2003年12月31日的買入價。該兑換不應解釋為實際上按照該匯率將人民幣金額兑換成美元，或解釋為實際進行了兑換。

中國人民銀行每日確定並公佈基準匯率，該匯率主要參照前一日人民幣對美元的市場需求確定。中國人民銀行還將考慮國際外匯市場的一般條件等其他因素。雖然中國政府1996年推出的政策減少了經常賬戶項目中人民幣兑換成外幣的種種限制，但是人民幣在資本賬戶項目中兑換成外幣，如外國直接投資、貸款或證券等，都還需要國家外匯管理局和其他有關機關的批准。

劑中心使用的匯率一般根據中國企業的外幣和人民幣需求狀況來確定。希望在調劑中心買賣外匯的任何企業首先都需要獲得國家外匯管理局的批准。

1993年12月28日，中國人民銀行根據國務院授權，頒佈了《中國人民銀行關於進一步改革外匯管理體制的公告》(《公告》)，該《公告》於1994年1月1日生效。《公告》聲明廢除外匯配額制度、經常賬戶項目實施有條件的人民幣兑換、建立銀行間外匯結算制度並統一外匯調劑中心的官方人民幣匯率和市場匯率。在1994年3月26日，中國人民銀行頒佈《結匯、售匯及付匯管理暫行條例》(《暫行條例》)。《暫行條例》詳細説明了中國境內企業、經濟組織和社會組織買賣外匯的規定。

1996年1月29日，國務院頒佈了新的《中華人民共和國外匯管理條例》(《外匯條例》)，自1996年4月1日開始生效。《外匯管理條例》將所有的國際結算和轉賬劃分為經常賬戶項目和資本賬戶項目。大多數經常賬戶項目不再需要國家外匯管理局批准，但資本賬戶項目則仍然如此。外匯管理條例的控制隨後於1997年1月14日進行修改。最近的這次修改再次聲明，國務院不應該限制國際經常賬戶的支付和轉賬。

1996年6月20日，中國人民銀行頒佈了《結匯、售匯及付匯管理規定》(《結算規定》)，於1996年7月1日生效。《結算規定》取代了《暫行條例》，廢除了對經常項目外匯兑換的其餘各種限制，但保留了對經常項目外匯交易的限制。根據《結算規定》，中國人民銀行還公佈了《中國人民銀行對外商投資企業實施銀行結售匯的公告》(《公告》)。

《公告》允許外商投資企業根據自己的需要在外匯指定銀行開立用於經常項目收支的外匯結算賬戶和用於資本項目收支的外匯專用賬戶。

1998年10月25日，中國人民銀行和國家外匯管理局頒佈了《中國人民銀行關於停辦外匯調劑業務的通知》，根據該通知，從1998年12月1日開始，中國外商投資企業在中國的所有外匯調劑業務應該停止，外商投資企業的外匯交易須通過銀行系統結算和出售外匯。

從1994年1月1日開始，以前的人民幣雙重匯率制度予以廢除，代之以受一定管制的浮動匯率制度，具體匯率根據外匯供求確定。中國人民銀行每日確定並公佈人民幣對美元的基準匯率。該匯率參照前一日銀行間外匯市場的交易價格來確定。中國人民銀行還將參照國際外匯市場的匯率來公

中國對本公司的徵稅

所得稅

從1994年1月1日開始，中國內資企業應付的所得稅，包括國有企業和股份制企業，都適用1994年1月1日生效的《中華人民共和國企業所得稅暫行條例》(《EIT條例》)，該條例規定所得稅稅率為33%，除非根據法律、行政條例或國務院條例的規定可適用較低的稅率。本公司一般根據《EIT條例》適用33%的所得稅稅率，但來自深圳經濟特區的業務收入可適用15%的所得稅稅率。

中外合資企業根據中國有關法律和法規享受某些稅收優惠。全球發行完成後，本公司仍將不具備申請成為中外合資股份有限公司的資格，也不打算申請此資格。並且根據中國有關法律、規則和條例，本公司獲得此身份也並不會享受任何稅收方面的利益。

增值稅

根據1994年1月1日生效的《中華人民共和國增值稅暫行條例》及其實施細則，本公司在中國銷售產品、進口產品、提供加工及／或修理服務需要繳納增值稅（「增值稅」）。應付之增值稅的計算方式為「銷項稅額」減「進項稅額」。本公司購買時的應付之進項稅額可以從向客戶收取的銷項稅額彌補，銷項稅額扣除進項稅額的餘額須向稅務機關繳納。增值稅的稅率為17%，或在某些情況下，根據產品類型的不同，可以為13%。

營業稅

根據1994年1月1日生效的《中華人民共和國營業稅暫行條例》及其實施細則，在中國提供應稅服務、轉讓無形財產或銷售房地產的企業需繳納營業稅。營業稅的稅率為在中國提供應稅服務、轉讓無形財產或銷售房地產之價值的3%至20%。

外匯

中國的法定貨幣為人民幣，需要接受外匯管制，目前還不能自由兌換成外匯。國家外匯管理局經中國人民銀行授權，有權行使管理與外匯有關的所有問題的職能，包括外匯管理條例的執行。

在1993年12月31日前，管理外匯實施配額制度。任何需要外匯的企業在通過中國人民銀行或其他指定銀行將人民幣兌換成外幣之前，需要從國家外匯管理局在當地的機構獲得外匯配額。兌換匯率適用國家外匯管理總局每日公佈的官方外匯牌價。人民幣還可以在各調劑中心兌換成外幣。調

購買和處置H股，《暫行規定》規定中國印花稅只適用於在中國簽訂或收取的、在中國具有法律約束力且受中國法律保護的各種文件。

遺產稅。　中國法律項下就非中國國民持有H股不徵收遺產稅。

香港

股息稅

根據香港稅務局目前的做法，在香港支付的股息方面，不交納稅款。

徵稅

香港對銷售H股等財產獲得的收益不徵稅。在香港從事貿易、專業服務或業務的人，其出售財產獲得的交易利得倘來自在香港從事的有關貿易、專業服務或業務，則將收取香港利潤稅，目前該稅率對公司為17.5%，對個人從2003年4月1日最多為15.5%，從2004年4月1日為16%。在香港聯交所實施的H股銷售，其收益視為來自香港。因此，倘在香港從事證券交易的人實現了H股銷售方面的交易收益，則有義務交納香港利潤稅。

印花稅

在購買人每次購買和出售人每次出售H股時，須交納香港印花稅。從2001年9月1日開始，印花稅為轉讓H股價值的0.2%（買賣雙方分別支付一半）。另外，對於轉讓任何股票的任何單據目前要交納固定印花稅5港元。

倘銷售一方為非香港居民，則不支付要求的印花稅，不支付的印花稅將根據轉讓單據（如有）進行評估，且接受轉讓人將負責支付該印花稅。

遺產稅

H股是香港法律規定的香港財產，因此這些股票在股票受益所有人死亡時可能需要交納遺產稅，無論其所有權人的居所、公民身份或住所在什麼地方。香港遺產稅按照5%到15%的累進稅進行徵收。遺產稅在過去的稅率和最低標準是按照相對固定的標準進行調整的。倘應稅遺產的總價值不超過750萬港元，則不支付遺產稅，而倘應稅遺產的總價值不超過1,050萬港元，則適用最高15%的遺產稅率。

主管機關可能採取完全不同的立場。為本説明之目的而言，「美國持有人」是屬於下列情況的美國持有人：(1)中美條約項下的美國居民，(2)在中國沒有與H股相關的永久機構或固定基地，受益所有人也沒有通過此類機構或固定基地開展業務（或是個人時，沒有也不履行獨立的個人服務），且(3)在其他方面，有權就H股獲得的收入和收益享有在《條約》下的利益。

資本利得稅

《稅收通知》規定，作為境外股票持有人且股票非為其在中國設立的辦事處和機構所持有的企業就該等股票獲得的收益，將暫時免交資本利得稅。關於個人持有H股，1994年1月28日簽發的《中華人民共和國個人所得稅法實施條例》(《實施條例》) 規定，轉讓財產獲得的收益須繳納20%的所得稅。另外，《實施條例》還規定，向個人出售股票獲得的收益徵收個人所得稅的辦法須由中國財政部單獨制定，並須經國務院批准後實施。但是，中國尚未就此類收益徵收個人所得稅。根據財政部和國家稅務總局於1994年6月20日、1996年2月9日以及1998年3月30日聯合頒發的有關通知，個人出售股票獲得的收益暫時免交個人所得稅。倘該等暫時免稅的規定被取消或停止實施，則H股的個人持有人可能需要繳納20%的資本利得稅，除非有關避免雙重稅收條約減免該稅收義務。倘出售股票的資本收益開始徵稅，將會出現的爭議是根據《條約》，中國只可以向美國合格H股持有人銷售或處理不低於本公司25%股權所得的收益徵稅，但是這一立場目前尚存在不確定性，且中國主管機關可能採取完全不同的立場。

2000年11月18日，國務院頒發了《國務院關於外國企業來源於我國境內的利息等所得減徵所得稅的通知》(《減稅通知》) 。根據《減稅通知》的規定，從2000年1月1日開始，企業所得稅按10%的稅率徵稅的規定開始適用於在中國沒有代理機構或設立機構的外國企業或同其在中國的代理機構或設立機構沒有實質聯繫的外國企業在中國獲得的利息、租金、許可費和其他收入。所以，倘前述的免稅規定不適用或沒有續延，且《減稅通知》不再適用，則外國企業的股東可能需要繳納20%的資本利得稅，除非根據適用的有關避免雙重稅收條約可減免稅收。

中國其他稅收問題

中國印花稅。 按照1988年10月1日生效的《中華人民共和國印花稅暫行條例》的相關規定，在《暫行規定》項下就中國上市公司股票轉讓徵收的中國印花稅不適用於非中國投資者在中國境外

對《中華人民共和國個人所得稅法》的修訂（《修訂》）於1999年8月30日頒佈實施。《修訂》規定經修訂的《中華人民共和國個人所得稅法》效力優先於所有以前與其相衝突的個人所得稅行政條例。根據《修訂》之要求，外籍個人需要就中國公司支付的股息繳納預提稅，稅率為20%，除非國務院稅務主管機關明確規定予以減免。但是，在國家稅務總局1994年7月26日致前國家經濟體制改革委員會、前國務院證券委員會和中國證監會的信中，國家稅務總局重申了《稅收通知》中關於從中國境外上市公司獲得的股息暫時免稅的規定。倘該信函的有關規定被取消，則根據《暫行規定》和修訂後的《個人所得稅法》，就股息將徵收20%的預提稅。該預提稅根據有關避免雙重徵稅條約可以削減。到目前為止，有關稅收機關還未就《稅收通知》中規定豁免的H股股息徵收稅款。

企業。 根據《中華人民共和國外商投資企業和外國企業所得稅法》，中國公司向企業支付的股息一般要繳納中國預提稅，統一按20%的稅率徵收。但是，根據《稅收通知》，在中國沒有常駐機構的外國企業因中國公司境外上市發行之股票獲得境外的股息，將暫時免交20%的預提稅。倘將來適用預提稅，則稅率將根據有關避免雙重徵稅條約予以削減。

稅收條約。 不居住在中國的投資者，倘居住在與中國簽訂了有關避免雙重徵稅條約的國家，則有權就中國公司支付股息享有預提稅減免。中國目前與其他許多國家簽訂了避免雙重稅收條約，這些國家包括：

- 澳洲；
- 加拿大；
- 法國；
- 德國；
- 日本；
- 馬來西亞；
- 荷蘭；
- 新加坡；
- 英國；及
- 美國。

根據中國和美國之間的《條約》，中國可以就本公司向美國合格持有人支付的股息徵稅，徵稅額可高達該股息總額的10%。目前有爭議的是，根據《條約》，中國只可以向美國合格H股持有人銷售或處理不低於本公司25%股權所獲得的收益徵稅，但是這一立場目前尚存在不確定性，且中國

證券持有人稅務

下列是在全球發行中購買H股和以資本資產形式持有H股的投資者擁有H股時在中國和香港方面涉及的稅收情況概要。本概要無法窮盡說明擁有H股方面的所有重大稅收問題，也不考慮任何特定投資者的特殊情況（如免稅實體、某些保險公司、經紀商、可享受最低稅收的投資者、實際或推定擁有本公司不低於10%表決權股票的投資者、及持有H股作為以美元以外的貨幣進行對敲或套期保值或轉換交易組成部份的投資者），因為有些可能要遵守特殊的規則。本概要基於中國和香港在現行有效的稅法，及《美國和中華人民共和國有關避免雙重徵稅條約》(《條約》），而這些法律、法規和條約都可能隨時變化（或其解釋出現變化），還有可能具有追溯力。

就本說明之目的而言，「美國持有人」是屬於下列情況的H股受益所有人(1)美國居民或公民，或(2)根據美國法律註冊成立的公司，在股權方面按照淨所得交納美國聯邦所得稅。「合格的美國持有人」指符合下列條件的美國持有人：(1)條約項下的美國居民，(2)在中國沒有與H股相關的常駐機構或固定基地，受益所有人也沒有通過此類機構或固定基地開展業務（或是個人時，沒有也不進行獨立的個人服務），且(3)在其他方面，有權就H股獲得的收入和收益享有在《條約》下的利益。

本說明沒有討論香港和中國所得稅、資本利得稅、印花稅和遺產稅以外的問題。必要時，潛在投資者需在擁有和處理H股方面涉及的中國、香港和其他稅收問題諮詢其各自的稅務顧問。

股息稅

個人投資者。 根據《股份制試點企業有關稅收問題的暫行規定》(《暫行規定》) 以及1999年8月30日修訂並生效的《中華人民共和國個人所得稅法》，中國公司支付的股息一般需要繳納中國預提稅，統一稅率為20%。非中國居民的外國個人，從中國公司獲得股息一般要繳納20%的預提稅，除非根據有關稅收條約進行扣減。但是，中國國家稅務總局（代替其前身國家稅務局）作為中國的中央政府稅收機關（國家稅務總局）在1993年7月21日簽發了《國家稅務總局關於外商投資企業、外國企業和外籍個人取得股票（股權）轉讓收益和股息所得稅收問題的通知》(《稅收通知》)，規定中國公司就境外證券市場上市股票（「境外股票」）向外國個人支付的股息不需要繳納中國預提稅。有關稅務主管機關就境外股票，包括H股的股息支付，尚未收取預提稅。

紅利的公式和分配率）、截止 2003 年 12 月 31 日平安的準備金基礎和方法、當前的税收狀況、中國保險監管條例的解釋（如公益金）以及有關上述內容的基礎資料記錄等。

在工作中，我們還依靠了平安、或是代表平安提供給我們的截止 2003 年 12 月 31 日的經審計和未經審計的信息資料以及其他來源的各種信息，尤其是平安按照中國法定基礎測算的經審計的截止 2003 年 12 月 31 日的股東資產淨值，以及平安提供給我們的某些資產的市場價值。我們的依據還包括未經我們獨立審查的法定責任準備金計算結果。

我們並不準備對平安資產的合理性或質量作出評估。同時，除投保人在人壽保險業務條款的正常情況下向平安壽險提出的索賠，我們並沒有調查或考慮任何其他索賠。

人壽保險業務的價值高度依賴平安的財務預測結果。為了得出這些預測結果，必須對未來經驗、包括經濟和投資經驗、税收政策、費用、失效和退保率、死亡率和立法方面進行各種假設，其中許多假設是平安無法控制的。這些假設是基於合理的估計而定，但是由於隨機波動、經營環境和其他因素的變化，實際的未來經驗有可能與假設不符。未來經驗的偏差可能對預測結果產生重大影響，並可能在很大程度上改變預測結果。

本意見依據華信惠悦保險精算顧問有限公司截止 2003 年 12 月 31 日獲得的資料，不考慮該日後資料的發展變化。

此致

中華人民共和國
深圳市
八卦三路
平安大廈
郵政編碼：518029
中國平安保險（集團）股份有限公司
董事會 台照

製作人：	/s/ PAUL SINNOTT	/s/ MICHAEL ROSS
姓名：	Paul Sinnott	Michael Ross
職務：	亞太區保險顧問部常務董事	董事兼顧問精算師
日期：	2004 年 6 月 14 日	2004 年 6 月 14 日

2004 年 6 月 14 日

	扣除持有償付能力額度之成本前的一年新業務價值			扣除持有償付能力額度之成本後的一年新業務價值		
	風險貼現率			風險貼現率		
	10.0%	12.5%	15.0%	10.0%	12.5%	15.0%
假設						
基準假設	5,572	4,681	4,006	5,275	4,252	3,490
遞增投資收益率	5,819	4,859	4,138	5,558	4,457	3,642
投資回報降低	5,193	4,376	3,754	4,831	3,894	3,193
保單持有人紅利增加	5,243	4,410	3,777	4,928	3,966	3,249
保單失效和退保率降低	5,834	4,881	4,163	5,511	4,422	3,617
保單失效和退保率增加	5,325	4,491	3,856	5,051	4,089	3,369
死亡率、發病率和賠付率降低	5,873	4,946	4,243	5,590	4,529	3,738
維護費用降低	5,760	4,847	4,156	5,472	4,426	3,648
平均所得税率增加	5,231	4,394	3,760	4,890	3,929	3,214
其他代理人福利費用增加	5,486	4,597	3,924	5,185	4,164	3,405
新業務產品組合變化	5,823	4,873	4,158	5,538	4,453	3,648

人民幣百萬元：因四捨五入，直接相加未必等於總數

意見

根據我們的工作，我們得出下列意見：

- 用來評估截止2003年12月31日有效業務價值、持有償付能力額度之成本和一年新業務價值的假設是合理的；且

- 各項計算的進行符合上述説明的方法、我們核查的抽樣計算是滿意的，且總體結果是合理的。

依賴性和局限性

為了進行調查並完成這份報告，我們依賴平安通過口頭及書面形式提供的資料和信息，但我們並未對這些資料及信息的準確性和完整性進行獨立審查。在可能的情況下，我們審查了所提供的部份信息的合理性，並審查了這些信息是否與我們瞭解的中國壽險業情況一致。但是我們採用所提供的有關資產的財務報表信息是未經審查的，因為審查這些信息不屬於我們的專長。應當注意，我們未對提供給我們的保單資料和其他信息的準確性或完整性進行獨立的核查或審計。本報告結果的準確性取決於這些信息的準確性。

本報告的依賴性基於、但不局限於下列信息的準確性：歷史經營情況、有效保單的數量和類型（包括保單細節）、有效保單費率水平、資產與負債的存在和估價、當前及預期的未來資產組合、有關主要資產的實際和預期收益率、承保的新業務量、歷史財務報表和法定收益率、直接佣金、其他代理人福利以及其他支付給仲介機構的報酬、保單條款詳情（包括退保金、當前和預期未來現金

具體結果匯總參閱下表：

	扣除持有償付能力額度之成本前的有效業務價值			扣除持有償付能力額度之成本後的有效業務價值		
	風險貼現率			風險貼現率		
	收益率／10.0%	收益率／12.5%	收益率／15.0%	收益率／10.0%	收益率／12.5%	收益率／15.0%
假設						
基準假設	7,928	7,650	7,380	6,491	5,447	4,522
遞增投資收益率	16,051	14,606	13,347	13,199	10,712	8,667
投資回報降低[1]	(8,531)	(8,531)	(8,531)	(7,676)	(7,676)	(7,676)
保單持有人紅利增加	5,626	5,521	5,410	4,473	3,685	2,976
保單失效和退保率降低						
1999年6月前承保的業務	(27,242)	(23,957)	(21,139)	[2]	[2]	[2]
1999年6月後承保的業務	34,494	31,008	27,986	[2]	[2]	[2]
合計	7,252	7,050	6,847	5,820	4,840	3,969
失效和退保率增加						
1999年6月前承保的業務	(22,120)	(19,087)	(16,537)	[2]	[2]	[2]
1999年6月後承保的業務	30,782	27,449	24,603	[2]	[2]	[2]
合計	8,661	8,362	8,066	6,930	5,815	4,833
死亡率、發病率和賠付率降低	8,241	7,954	7,676	6,873	5,813	4,872
維護費用降低	9,126	8,784	8,450	7,426	6,249	5,214
平均所得稅率增加	6,551	6,402	6,245	4,973	4,070	3,266

人民幣百萬元：因四捨五入，直接相加未必等於總數

(1) 正值的持有償付能力額度之成本是因為運用了上述貼現法，包括對公益金的處理。

(2) 持有償付能力額度之成本是在總體業務的基礎上計算，不對特定的產品進行分配，因此不能夠按1999年6月前後承保的業務進行分類。

扣除持有償付能力額度之成本前後的計算結果，匯總如下表：

有效業務價值

	風險貼現率		
	收益率／10.0%	收益率／12.5%	收益率／15.0%
1999年6月前承保的有效業務價值	(25,129)	(22,102)	(19,504)
1999年6月後承保的有效業務的價值	33,057	29,752	26,884
扣除持有償付能力額度之成本前的有效業務價值	**7,928**	**7,650**	**7,380**
持有償付能力額度之成本	(1,437)	(2,202)	(2,859)
扣除持有償付能力額度之成本後的有效業務價值	**6,491**	**5,447**	**4,522**

人民幣百萬元；因四捨五入，直接相加未必等於總數

敏感性分析

平安還根據對未來經驗的假設作出獨立變化，並為這些假設變化對有效業務價值和一年新業務價值的影響進行了評估。尤其是考慮了假設中的下列變化：

- 假設2004年的投資回報率為每年4.0%，其後每年增加0.25%，到2008年增加到每年5%，之後保持不變（該投資回報假設與平安根據其國際財務報告準則賬目計算負債時的投資假設一致）；
- 未來投資回報率每年降低0.5%，保單持有人紅利也相應減少；
- 保單持有人紅利支付從盈餘的70%增加到80%；
- 保單失效和退保率降低10%；
- 保單失效和退保率增加10%；
- 被保險人的死亡率和發病率降低10%，短期保險業務的賠付率也同樣降低；
- 保單維護費用降低10%；
- 平均所得税税率增加5.0%達到23.5%；
- 新業務的其他代理人福利增加10%；以及
- 新個人壽險長期業務產品組合中，分紅產品的比重由67%降低到55%。

經濟價值的構成

截止2003年12月31日計算的各種價值，現匯總如下：

截止2003年12月31日之內涵價值

	風險貼現率		
	收益率／10.0%	收益率／12.5%	收益率／15.0%
調整後資產淨值	13,631	13,631	13,631
有效業務價值	7,928	7,650	7,380
持有償付能力額度之成本	(1,437)	(2,202)	(2,859)
內涵價值	**20,122**	**19,078**	**18,152**

人民幣百萬元：因四捨五入，直接相加未必等於總數

銷售時點一年新業務價值

	風險貼現率		
	10.0%	12.5%	15.0%
一年新業務價值	5,572	4,681	4,006
持有償付能力額度之成本	(298)	(429)	(516)
扣除持有償付能力額度之成本後的一年新業務價值	**5,275**	**4,252**	**3,490**

人民幣百萬元：因四捨五入，直接相加未必等於總數

調整後資產淨值是依據中國法定會計準則審計後的平安股東淨資產得出。某些資產價值已經調整為平安提供的市場價值標準。應該注意，調整後的資產淨值屬於整個平安集團，包括其人壽保險公司、財產保險公司和其他業務單位，而有效業務價值和一年新業務之價值則僅屬於平安壽險，不涉及其他業務單位。

雖然上述經濟價值構成是平安壽險稅後價值，但並不包括對平安投資者的任何稅收減免。適用於投資者的風險貼現率將取決於投資者之要求、稅收狀況和對實現平安未來利潤有關風險的判斷。為了使潛在投資者能夠判斷使用不同貼現率的結果，平安使用上述範圍內的貼現率對有效業務價值、持有償付能力額度之成本、一年新業務價值進行了評估。在運用不同貼現率計算價值時，所有其他假設，含未來投資回報率假設等保持不變。

有效業務價值的構成

平安還分別計算了1999年6月前承保的保單和1999年6月後承保的保單的有效業務價值構成。1999年6月前承保的保單年定價利率為5.0%或以上，而1999年6月後承保的保單年定價利率為2.5%或2.0%。

税收

平安壽險應交税金為利潤的百分比，其中某些投資所得豁免納税，包括政府債券收入和投資基金紅利收入。另外，某些與工資有關的費用不可扣除應税項目。目前，在中國經濟特區經營的分公司的適用税率是15%，而在經濟特區以外地區經營的分公司的適用税率是33%。

平安對近期的納税進行了分析並得出總税率，表示為利潤的百分比。該百分比已包括了上述調整。採用的平均所得税率為利潤的18.5%。

另外，短期意外險業務在毛保費基礎上徵收5.5%的營業税。

在考慮未來税收方面，假設目前適用於平安壽險的税法和税率，包括在中國經濟特區經營的分公司之税收減免保持不變。

法定公益金

按照平安公司章程和法定法規的要求，平安目前提取的法定公益金為淨利潤（如果利潤為正值）的5%，所以，在未扣除法定償付能力額度前的可分配利潤的5%已被提取及分配為公益金。根據平安的説明，法定公益金可用來彌補法定償付能力額度。因此，在計算持有償付能力額度之成本時，已作了相應的調整。

其他假設

已根據中國保監會要求考慮持有償付能力額度之成本，並假設計算該額度的基礎繼續保持不變。

平安壽險當前的再保險安排假設繼續保持不變。

平安壽險當前計算退保金和現金紅利的方法和基礎也假設繼續保持不變。

對於年定價利率在5.0%及以上的保單，失效和退保率假設匯總如下：

- 個人壽險：每年2.0%到5.0%
- 團體壽險：每年5.0%到10.0%

費用（包括佣金、其他代理人福利和佣金）

支付給代理人和主代理的佣金和其他代理人福利的假設水平以目前的支付水平為基礎。對於銀行保險產品，平安依據近期經歷和預期未來經驗，將佣金表示為保費的固定百分比。

在其他費用假設方面，平安依據近期經驗測算出單位費用。該分析將費用分配到平安壽險的不同產品線，再區分為獲取費用、維護費用和投資相關費用。獲取費用進一步分為佣金相關費用、銷售費用、核保費用和其他費用。

作為本分析的組成部份，平安將實際費用水平（不包括投資費用，但包括明確的佣金、其他代理人福利和佣金）和所有壽險業務產品定價中的可提費用進行了對比。2003年的實際的費用大約為可提費用的70%。

單位維護費用假設為未來每年增加2.0%。

新業務量與業務組合

對於按年率折算的首年保費，2003年的新業務銷售額為人民幣279億元。

按年率折算的首年保費的新業務組合如下：

	百分比
個人壽險	
長期業務	23.7%
短期業務	4.4%
團體壽險	
長期業務	29.7%
短期業務	4.9%
銀行保險	
長期業務	37.3%
合計	**100.0%**

法定準備金基礎

對於分紅型產品，2003年頒佈了新法規，新法規適用於所有保單。平安已採用新的準備金基礎來預測未來利潤。對於其他產品，平安壽險目前的精算準備金方法和基礎已在其提交給中國保監會的報告中說明，並假設保持不變。

- 其他保單：死亡率假設基礎為《中國人壽保險業經驗生命表》，如下：

	個人壽險			團體壽險	銀行保險
	第一年	第二年	終極	終極	終極
男性	45%	60%	75%	75%	75%
女性	35%	45%	70%	70%	70%

- 意外險死亡率假設為定價表之 50% 到 100%。

- 男性和女性的發病率假設分別為定價表的 75% 和 90%。

賠付率

意外險和健康險的短期險業務賠付率分別為 25% 和 65%。

保單失效和退保率

平安採用的失效和退保率是依據其近期的經驗資料所得。其內部對失效和退保率的經驗分析是基於年定價利率和產品類型而分別進行的。平安使用的失效和退保率取決於年定價利率，以及根據產品是否分紅，是否為終身壽險、兩全保險、年金或重大疾病產品而定。

下表為失效和退保率假設概要，包括年定價利率為 2% − 2.5% 的傳統長期險，投資連結險和短期險產品：

	失效和退保率				
年	1	2	3	4	5+
個人壽險躉繳保單					
非分紅型	12.5%	10.0%	7.5%	5.0%	3.0%
分紅型	2.0%	2.0%	2.0%	2.0%	2.0%
個人壽險非躉繳保單					
非分紅型	17.0% 到 30.0%	10.0% 到 20.0%	6.5% 到 10.0%	5.0% 到 7.5%	5.0% 到 7.5%
分紅型	15.0% 到 25.0%	7.5% 到 12.5%	5.0% 到 7.5%	5.0% 到 5.5%	5.0% 到 5.5%
投資連結型	7.5%	9.0%	10.0%	7.5%	7.5%
短期險	20.0%	10.0%	10.0%	10.0%	10.0%
繳清			同躉繳保費保單的失效和退保率		
銀行保險保單					
分紅型	2.5%	2.5%	2.5%	2.5%	2.5%
團體壽險保單					
非分紅型	7.5% 到 20.0%	7.5% 到 20.0%	7.5% 到 20.0%	7.5% 到 20.0%	7.5% 到 20.0%
分紅型	5.0% 到 7.5%	5.0% 到 7.5%	5.0% 到 7.5%	5.0% 到 7.5%	5.0% 到 7.5%
投資連結型	5.0%	5.0%	5.0%	5.0%	5.0%
短期			僅一年期		

平安所採用的計算價值方法基礎是對現金流量進行非隨機性的評估。這一方法間接評估了保單持有人的選擇權成本、投資保證、資產／負債匹配缺口風險、信用風險和資本的經濟成本，因為評估所使用的貼現率已考慮上述各種風險。近期發展的其他評估方法，如「市場一致價值法」用來直接評估這些風險。平安尚未使用這種方法進行價值評估。

假設

為評估有效業務價值、持有償付能力額度之成本和一年新業務價值，平安和華信惠悦就評估假設達成了共識。平安的保險經營環境是動態和變化的。因此，在確定這些假設時，平安不但檢查了自身近期的經驗，並廣泛參考了中國保險市場和其他壽險市場的經驗。這些假設是按照持續經營的原則提供的，並假設中國現行的經濟和法律環境繼續保持不變。計算中使用的主要基礎和假設説明如下：

投資收益率

非投資連結型和投資連結型業務的未來投資回報，減去投資費用後，每年分別為4.5%和5.5%。這些收益率考慮了當前和預期的未來資產組合和主要資產類型的投資收益率。

保單持有人紅利

保單持有人紅利是根據平安提供的當前產品特定公式得出，該公式假設平安個人壽險和銀行保險分紅型業務支付利息和死亡率盈餘的70%。對於團體壽險分紅型業務，紅利只依據利息盈餘的70%進行支付。

死亡率與發病率

死亡率和發病率是依據平安壽險的近期經驗和對中國人壽保險市場的總體經驗分析得出。死亡率假設是依據行業標準死亡率表：「中國人壽保險業經驗生命表」，具體如下：

- 年金保單：年金領取日後的死亡率假設為《中國人壽保險業經驗生命表》的75%；

應當注意，根據選取的假設，平安有效業務的預測法定利潤在未來某些年是負數。這是因為根據當前中國監管機構規定的準備金基礎，某些傳統人壽保險業務設定的未來投資回報率高於評估有效業務價值的合理投資收益率水平。因此，需要特別注意未來損益的貼現率，避免低估虧損對總體有效業務價值的影響。

相應的，未來各年度貼現率的選擇依據是：

- 經稅收調整後的傳統人壽保險業務收益率；或
- 特定的風險貼現率。

評估未來業務時，每年應當選擇兩者中使有效業務價值在當年初較低的貼現率。如果未來實際情況與選擇的假設保持一致，此做法等同於額外增加傳統人壽保險業務準備金以應付未來虧損。

維持平安壽險有效業務所要求的持有償付能力額度之成本等於：

- 截止2003年12月31日要求的法定償付能力額度，

減去

- 維持最低償付能力額度提取資金的預期投資收益貼現值，及法定償付能力額度在未來保單年度預期釋放的準備金貼現值。使用的貼現率與計算截止2003年12月31日有效業務價值中使用的貼現率一致。

平安壽險的一年新業務價值是運用特定風險貼現率，將一年銷售業務，含所有短期意外險和健康險業務所產生的未來稅後可向股東分配的利潤現金流貼現到銷售時點的價值。此價值扣除了持有償付能力額度之成本，即一年新業務價值是在扣除支持業務發展必需的資本成本後，由一年銷售收入帶來的未來預期利潤的貼現值。

在計算一年新業務價值時，平安沒有考慮可從以下渠道獲得的額外收益，包括：

- 有效業務的稅務虧損可抵減未來新業務的應交稅金；及
- 未來新業務利潤的增加可抵減有效業務的虧損。

如上所述，壽險新業務的未來銷售價值通常根據一年新業務價值乘以某一資本化系數得出。該資本化系數通常反映未來增長以及為達到預定利潤而帶來的銷售風險。華信惠悅保險精算顧問有限公司於此的工作範圍不包括對平安壽險的未來銷售價值進行總體評估。

公司的經濟價值或評估價值，等於內涵價值加上壽險未來新業務銷售價值，計算後者通常是將公司一年的新業務價值乘以資本化系數。一年新業務之價值是測算人壽保險公司在一年中所承保的新業務對經濟價值的貢獻。

鑒於中華人民共和國（「中國」）的未來投資環境和其他與平安投資組合相關的經營事項有關的不確定性，我們也提供了不同假設條件下的價值評估結果。這些不確定性在本招股書「風險因素」部份中作了更詳細的説明。查閱者在評估和理解本報告結果時，應考慮本招股書中説明的所有風險因素。

工作範圍

根據要求，我們對平安（中國平安人壽保險公司（「平安壽險」））人壽保險經營有關的經濟價值組成提供報告，具體如下：

- 截止2003年12月31日（「評估日」）的有效業務價值；
- 維持有效人壽保險業務所要求的持有償付能力額度之成本；和
- 截止2003年12月31日，平安壽險的一年新業務價值（「一年新業務價值」）。

本報告中包含的截止2003年12月31日有效業務價值、維持有效業務所要求的持有償付能力額度之成本和截止2003年12月31日的一年新業務之價值的評估以平安計算的數據為基礎。我們未對其運算中使用的所有程序和參數進行核查。但是，我們進行了大量的檢查，並對結果的總體合理性感到滿意，包括：

- 樣本保單計算的詳細檢查；
- 各類樣本保單的總體結果檢查；及
- 樣本保單群組的參數文件檢查。

我們還根據平安近來的經營情況，結合我們對中國人壽保險行業的瞭解，對計算過程中使用的假設進行了審查。

方法

平安壽險的有效業務價值，是根據截止評估日的有效業務，包括短期意外保險和健康保險業務，對未來税後可向股東分配的利潤的現金流進行預估。計算這些可分配利潤之前，已根據中國法定準備金基礎提取了保單責任準備金。

以下為從華信惠悦保險精算顧問有限公司收到的信函內容，是為併入本招股書之目的而編製的，涉及平安截止2003年12月31日經濟價值的具體組成。



Watson Wyatt
Insurance Consulting Limited
華信惠悦保險
精算顧問有限公司
香港
灣仔港灣道30號
新鴻基中心27樓
電話：(852) 2827 8833
傳真：(852) 2827 8899
網站：http://www.watsonwyatt.com

敬啟者：

精算顧問報告

華信惠悦保險精算顧問有限公司（「華信惠悦」）受中國平安保險（集團）股份有限公司（「平安」）委托，就有關平安的股票在香港聯合交易所進行股票上市事宜提供精算意見和建議。

本招股書報告説明了我們的工作範圍，並對我們的工作結果做出總結。

引言

在對人壽保險公司的經濟價值進行估算時，通常從評估公司的內涵價值開始。內涵價值表示為：

- 調整後股東淨資產價值，

加

- 在有效人壽保險業務組合（「有效業務價值」）基礎上預期的未來税後可向股東分配的利潤，

減去

- 維持有效人壽業務所要求的持有法定最低償付能力額度的經濟成本（「持有償付能力額度之成本」）。

第二組— 貴集團在香港擁有的物業權益

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公開市場價值（人民幣元）
22. 位於中國香港的六個單元	該物業包括六個居住單元，總建築面積約345.24平方米，於1978年到1995年竣工。	該物業目前被 貴集團佔用，用於業務之目的，但有兩個居位單位，總建築面積約107平方米，出租給獨立的第三方。	9,726,000

註釋：

1. 根據土地登記調查， 貴集團佔用6個辦公單元，總建築面積約345.24平方米，有效登記號為第5826301號、第5544394號、第6804305號、第6804306號、第6804307號和第6804303號。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
21. 位於中國重慶的土地和五個單元	該物業包括5個辦公和居住單元，總建築面積約1,665.35平方米，於1990年到1997年竣工。該物業包括面積為6平方米的一宗土地。	該物業目前被 貴集團佔用，用於業務和居住之目的。	352,000

註釋：

1. 根據1份國有土地使用權證書，授予 貴集團1宗土地土地使用權，總場地面積約6平方米，自1996年起，使用期50年。

2. 根據1份樓房所有權證書－房101字第002952號， 貴集團及／或其前身佔用1個居住單元，總建築面積約154.56平方米。

3. 根據 貴公司中國法律顧問提供的意見， 貴集團合法擁有一個居住單元， 貴集團可以自由出租、轉讓或抵押，總建築面積約154.56平方米。

4. 根據 貴公司中國法律顧問提供的意見，由於沒有有效的產權證明文件， 貴集團不可以自由出租、轉讓或抵押其餘1個辦公單元和3個居住單元，總建築面積約1,510.79平方米。所以，吾等認為此樓房無商業價值。

5. 為參考之目的，吾等的意見是，倘 貴集團獲得了所有的樓房所有權證書，而且 貴集團有權自由出租、轉讓或抵押該物業，則吾等以前認為無商業價值的物業，其公允／公開市場價值為人民幣4,690,000元。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
20. 位於中國浙江省的五個單元	該物業包括五個辦公和居住單元，總建築面積約7,366.22平方米，於1993年到1998年竣工。該物業也包括面積為166平方米和工業土地	該物業目前被 貴集團佔用，用於業務和居住之目的。	28,375,000

註釋：

1. 根據2份國有土地使用證，授予 貴集團工業土地之專業土地使用權，佔地面積約166平方米，使用期分別為自1996年起50年，自1997年起70年。

2. 根據3份樓房所有權證書－杭房產證西移字第0061955號、甬房權字新字第J200101417號和第200101416號， 貴集團及／或其前身佔用2個辦公單元和1個居住單元，總建築面積約5,835.88平方米。

3. 根據 貴公司中國法律顧問提供的意見， 貴集團合法擁有以上三處物業， 貴集團可以自由出租、轉讓或抵押，總建築面積約5,835.88平方米。

4. 根據 貴公司中國法律顧問提供的意見，由於沒有有效的產權證明文件， 貴集團不可以自由出租、轉讓或抵押其餘兩個辦公單元，總建築面積約1,530.34平方米。所以，吾等認為該兩個辦公單元無商業價值。

5. 為參考之目的，吾等的意見是，倘 貴集團獲得了有關所有權證書，而且 貴集團有權自由出租、轉讓或抵押該單元，則對於吾等以前認為無商業價值的物業，其公允／公開市場價值為人民幣12,402,000元。

5. 為參考之目的，吾等的意見是，倘　貴集團獲得了所有的樓房所有權證書，而且　貴集團有權自由出租、轉讓或抵押該物業，則吾等以前認為無商業價值的物業，其公允／公開市場價值為人民幣39,513,000元。

物業	説明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
19. 位於中國雲南省的兩個單元	該物業包括2個辦公單元，總建築面積約4,102.98平方米，於1995年竣工。	該物業目前被　貴集團佔用，用於業務之目的。	無商業價值

註釋：

1. 我們沒有獲得此等物業的樓房所有權證書。據　貴集團説明，產權正在申請之中，政府將在今年簽發。

2. 根據　貴公司中國法律顧問提供的意見，　貴集團不可以自由出租、轉讓或抵押上述樓房。總建築面積約4,102.98平方米。所有，吾等以為此等物業無商業價值。

3. 為參考之目的，吾等認為無商業價值的物業，其公允／公開市場價值為人民幣13,130,000元，前提是　貴集團獲得了所有的樓房所有權證書，而且　貴集團有權自由出租、轉讓或抵押該物業。

註釋：

1. 根據20份樓房所有權證書－滬房地市字（1999）第002050號、滬房地市字（1997）第000686號、滬房地長字（1999）第002540號、滬房地浦字（2001）第130436號、滬房地長字（2003）第009860號、滬房地市字（2003）第002199號、滬房地虹字（2001）第004153號滬房第市字（2003） 002046號和另外12份樓房所有權證書－滬房地閔字（1999）第032703號、第032704號、第032705號、第032707號、第032708號、第032709號、第032710號、第032711號、第032713號、第032714號、第032715號、第032716號和滬房地市字（2003）第002046號， 貴集團及／或其前身佔用一幢辦公樓、19個辦公單元和居住單元，總建築面積約79,723.15平方米。同時一座辦公樓和19個辦公單元和居住單元所屬宗地，總場地面積約15,404平方米，其土地使用權已授予 貴集團和／或其前身，使用期限為50年到70年，起始日期從1990年到2001年不等。

2. 根據 貴公司中國法律顧問提供的意見， 貴集團合法擁有上述20處物業， 貴集團可以自由出租、轉讓或抵押，總建築面積約79,723.15平方米。

3. 根據 貴公司中國法律顧問提供的意見，由於沒有有效的產權證書， 貴集團不可以自由出租、轉讓或抵押其餘總建築面積約1,729.02平方米的9個辦公單元和居住單元。所以，吾等認為此物業無商業價值。

4. 為參考之目的，吾等認為有關土地和物業無商業價值，其公允／公開市場價值為人民幣9,341,000元，前提是 貴集團獲得了所有的樓房所有權證書，而且 貴集團有權自由出租、轉讓或抵押該物業。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
18. 位於中國天津的兩幢辦公樓和三個居住單元	該物業包括一幢辦公樓和六個單元，總建築面積約35,578平方米，於1995年到2003年竣工。	該物業目前被 貴集團佔用，用於業務和居住之目的。	287,815,000

註釋：

1. 根據兩份樓房所有權證書－河西字地津第0038276號和南開字第0407188號以及一份樓房資產轉讓協議， 貴集團及／或其前身佔用兩個居住單元，總建築面積約139.97平方米。

2. 根據2003年12月18日的商品銷售協議，貴集團已經購買了一幢辦公樓，總對價為人民幣219,912,525元。

3. 根據 貴公司中國法律顧問提供的意見， 貴集團可以自由出租、轉讓或抵押上述三處物業，總建築面積約29,461.64平方米。

4. 根據 貴公司中國法律顧問提供的意見， 貴集團不可以自由出租、轉讓或抵押其餘總建築面積約6,116平方米的一幢辦公樓和一個單元。所以，吾等認為此物業無商業價值。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值 (人民幣元)
16. 位於中國陝西省的一個辦公單元	該物業包括一個辦公單元，總建築面積約1,073.60平方米，竣工於1996年。	該物業目前被　貴集團佔用，用於保險業務。	無商業價值

註釋：

1. 我們沒有獲得此項物業的有效樓房所有權證書。根據　貴公司中國法律顧問提供的意見，　貴公司不可以自由出租、轉讓或抵押上述樓房，總建築面積的1,073.60平方米。

2. 為參考之目的，吾等的意見是，倘　貴集團獲得了有關所有權證書，而且　貴集團有權自由轉租、轉讓或抵押該物業，則吾等以前認為無商業價值的有關物業，其公開市場價值為人民幣4,358,000元。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值 (人民幣元)
17. 位於中國上海的土地、一座辦公樓和28個辦公單元	該物業包括一座辦公樓和28個辦公單元和居住單元，總建築面積約81,452.17平方米，主要於1993年到1999年不同階段竣工。辦公樓於1994年10月竣工，宗地面積約14,417平方米用於綜合。	該物業除1個辦公單元，總建築面積約1,629.87平方米，現出租給關聯方，和147個辦公單元，總建築面積約23,905.53平方米，現出租給獨立第三方。其餘物業目前被　貴集團佔用，用於業務之目的。	1,146,438,000

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
15. 位於中國山東省四個單元	該物業包括4個辦公和居住單元，總建築面積約30,431.96平方米，於1993年到1994年竣工。	該物業目前被 貴集團佔用，用於業務和居住之目的。	無商業價值

註釋：

1. 我們沒有獲得關於此等物業的任何有效產權證書。根據 貴公司中國法律顧問提供的意見， 貴集團不可以自由出租、轉讓或抵押總建築面積約30,431.96平方米的4個單元。所以，吾等認為此等單元無商業價值。

2. 為參考之目的，吾等的意見是，倘 貴集團獲得了所有的樓房所有權證書，而且 貴集團有權自由出租、轉讓或抵押該物業，則吾等以前認為無商業價值的物業，其公允／公開市場價值為人民幣36,630,000元。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
14. 位於中國遼寧省的土地、一座辦公樓和26個辦公及居住單元	該物業包括一座辦公樓和26個辦公單元和居住單元，總建築面積約72,704.27平方米，主要於1992年到1999年不同階段竣工。該物業包括面積為3,428平方米的土地。	該物業除2個單元，總建築面積約4,054平方米，出租給關聯公司，149個辦公室，總建築面積約42,211平方米，出租給獨立第三方，其餘物業目前被　貴集團佔用，用於業務和居住之目的。	349,745,000

註釋：

1. 根據2份國有土地使用權證書，授予　貴集團及／或其前身2宗土地土地使用權，總場地面積約3,428平方米，商用年限為50年，自2002年起算。

2. 根據9份樓房所有權證書－大房權證中單字第2202200123、大房字中字第04790、大房權證中單字第2003200548、2003200549、2003200550號、沈房權證沈河字第032339、沈烏房字第0062號、本房權證平山區字第24074號、發房權證燕字第0014357號，　貴集團及或其前身佔用一幢辦公樓、8個辦公和居住單元，總建築面積約49,831.50平方米。

3. 根據　貴公司中國法律顧問提供的意見，　貴集團合法擁有上述9處物業，　貴集團可以自由出租、轉讓或抵押，總建築面積約49,831.50平方米。

4. 根據　貴公司中國法律顧問提供的意見，由於沒有有效的產權證書，　貴集團不可以自由出租、轉讓或抵押其餘總建築面積約22,872.77平方米的18個辦公單元和居住單元。所以，吾等認為此土地無商業價值。

5. 為參考之目的，吾等認為無商業價值的土地和物業的公允／公開市場價值為人民幣72,706,000元，前提是　貴集團獲得了所有土地使用權證書和樓房所有權證書，而且　貴集團有權自由出租、轉讓或抵押該物業。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
13. 位於中國江西省的六個單元	該物業包括六個單元，總建築面積約3,074平方米，於1993年到1994年竣工。	該物業目前被 貴集團佔用，用於業務和居住之目的。	5,485,000

註釋：

1. 根據3份樓房所有權證書－杭房權證東字第306755號、第306756號和第306757號， 貴集團及／或其前身佔用3個單元，總建築面積約2,664平方米。

2. 根據 貴公司中國法律顧問提供的意見， 貴集團可以自由出租、轉讓或抵押上述3個單元，總建築面積約2,664平方米。

3. 根據 貴公司中國法律顧問提供的意見， 貴集團不可以自由出租、轉讓或抵押其餘3個辦公和居住單元，總建築面積約410.3平米。所以，吾等認為此樓房無商業價值。

4. 為參考之目的，吾等的意見是，倘 貴集團獲得了所有的樓房所有權證書，而且 貴集團有權自由出租、轉讓或抵押該物業，則吾等以前認為無商業價值的物業，其公允／公開市場價值為人民幣345,000元。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值 (人民幣元)
12. 位於中國江蘇省的五個單元	該物業包括5個單元，總建築面積約6,408.22平方米，於1995年到1999年竣工。該物業包括四個辦公單元和一個居住單元。物業還包括3宗土地，總面積約303平方米。	該物業目前被 貴集團佔用，用於業務和居住之目的。	24,236,000

註釋：

1. 根據3份國有土地使用證書，授予 貴集團／或其前身三宗土地之土地使用權使用年限為50年從1999年開始，總面積約為303平方米。

2. 根據3份樓房所有權證書－寧房權證白初字第003364號、第001637號和第004247號， 貴集團及／或其前身佔用3個辦公單元，總建築面積約3,370.63平方米。

3. 根據 貴公司中國法律顧問提供的意見， 貴集團可以自由出租、轉讓或抵押上述3處物業，總建築面積約3,370.63平方米。

4. 根據 貴公司中國法律顧問提供的意見，對於其餘兩個單元，總建築面積約3,037.59平米， 貴集團不可以自由出租、轉讓或抵押。所以，吾等認為此樓房無商業價值。

5. 為參考之目的，吾等的意見是，倘 貴集團獲得了所有的樓房所有權證書，而且 貴集團有權自由出租、轉讓或抵押該物業，則吾等以前認為無商業價值的物業，其公允／公開市場價值為人民幣25,007,000元。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值 (人民幣元)
11. 位於中國吉林省的土地、兩座辦公樓、一個辦公單元及三處建築物	該物業包括兩座辦公樓和一個辦公單元，總建築面積約10,125.84平方米，於1992年到1999年不同階段竣工。該辦公樓宗地面積約3,199平方米用於商業。	該物業目前被 貴集團佔用，用於業務之目的。	23,486,000

註釋：

1. 根據一份國有土地使用權證書， 貴集團及／或前身為擁有一塊宗地的土地使用權，面積約為3,199平方米，用於商業，使用期50年，自2001年起算。

2. 根據兩份樓房所有權證書－長房權字第1524872號和第1524873號， 貴集團前身持有1幢辦公樓和一個辦公單元，總建築面積約6,194.55平方米。

3. 根據 貴公司中國法律顧問提供的意見， 貴集團可以自由出租、轉讓或抵押上述兩處物業，總建築面積約6,194.55平方米。

4. 對於其餘物業，總建築面積約3,931.29平米，根據 貴公司中國法律顧問提供的意見，因缺乏有效的產權證書 貴集團不可以自由出租、轉讓或抵押。所以，吾等認為此物業無商業價值。

5. 為參考之目的，吾等認為無商業價值的物業的公允／公開市場價值為人民幣15,171,000元，前提是 貴集團獲得了所有的樓房所有權證書，而且 貴集團有權自由出租、轉讓或抵押該物業。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值 (人民幣元)
10. 位於中國湖南省的七個單元	該物業包括7個單元，總建築面積約13,745.43平方米，於1995年到2002年竣工。	該物業目前被　貴集團佔用，用於業務和居住之目的。	1,802,000

註釋：

1. 根據6份樓房所有權證書－長房權證無心字第00099914號、長房權南部自字第050213號和長房權證兩花字第00227066號，長房權北自字第009582號、懷市房證字第47052號和懷房權證字第00021864號　貴集團及／或其前身佔用7個辦公單元和一個車庫，總建築面積約13,745.43平方米。

2. 根據　貴公司中國法律顧問提供的意見，　貴集團可以自由出租、轉讓或抵押上述物業中的3個單元，總建築面積約1,157.14平方米。

   貴集團有權佔用其餘4個單元，總建築面積約12,588.29平方米，但由於沒有獲得有效的土地使用權證書，　貴集團不可以自由轉租、轉讓或抵押該四個單元。因此，吾等認為該四個單元無商業價值。

3. 為參考之目的，吾等的意見是，倘　貴集團獲得了上述所有物業的樓房所有權證書，而且　貴集團有權自由出租、轉讓或抵押該物業，則吾等以前認為上述無商業價值的物業，其公允／公開市場價值為人民幣33,135,000元。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
9. 位於中國湖北省的土地一座辦公樓和五個單元	該物業包括一座辦公樓及5個辦公及居住單元，總建築面積約55,624.01平方米，於1993年到1998年竣工。 該辦公樓竣工於1999年，總建築面積約48,848平方米，且宗地面積約227平方米用於商業。	該物業除兩處總建築面積大約424.67平方米的辦公單元，現出租給獨立第三方。其餘物業目前被　貴集團佔用，用於業務和居住之目的。	27,231,000

註釋：

1. 根據國有土地使用權證書，授予　貴集團和／或其前身1宗土地土地使用權，場地面積約227平方米，商用年限為50年，從1992年算起。

2. 根據3份樓房所有權證書－武房權證安字第9901428號、第200240138號和武房房字字第002－00804號，　貴集團及／或其前身持有2個辦公單元和1個居住單元，總建築面積約4,507.41平方米。

3. 根據　貴公司中國法律顧問提供的意見，　貴集團可以自由出租、轉讓或抵押上述3個單元，總建築面積約4,507.41平方米。

4. 對於總建築面積約51,116.60平方米的一座辦公樓、一個辦公單元和一個居住單元，根據　貴公司中國法律顧問提供的意見，由於不能獲得相關產權證書，　貴集團有權佔用但不可以自由出租、轉讓或抵押。所以，吾等認為此樓房無商業價值。

5. 為參考之目的，吾等的意見是，倘　貴集團獲得了所有的樓房所有權證書，則吾等以前認為無商業價值的辦公樓和居住和辦公單元，其公開市場價值為人民幣304,694,000元。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
8. 位於中國黑龍江省的八個單元	該物業包括8個辦公和居住單元，總建築面積約12,627.59平方米，於1995年到1996年竣工。	該物業目前被　貴集團佔用，用於業務和居住之目的。	63,078,000

註釋：

1. 根據7份樓房所有權證書－哈房權開國字第00009864號、第00050548號、第00025313號、第000037897號、第000055032號、第000037899號和第000037898號，　貴集團及／或其前身持有7個辦公和居住單元，總建築面積約12,572.89平方米。

2. 根據　貴公司中國法律顧問提供的意見，　貴集團合法擁有上述7處物業；　貴集團可以自由出租、轉讓或抵押，總建築面積約12,572.89平方米。

3. 根據　貴公司中國法律顧問提供的意見，由於沒有適當的土地使用權證，　貴集團不可以自由出租、轉讓或抵押一個單元，總建築面積約54.70平方米。吾等認為該單元無商業價值。

4. 為參考之目的，吾等的意見是，吾等認為無商業價值的單元的公開市場價值為人民幣119,000元；條件是　貴集團需獲得了有關產權證書。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
7. 位於中國河南省的一個辦公單元	該物業包括一個辦公單元，總建築面積約1,663.47平方米，於1996竣工。	該物業目前被　貴集團佔用，用於業務之目的。	無商業價值

註釋：

1. 根據1份樓房所有權證書－鄭房權證字第085513號，　貴集團其前身佔用一個辦公單元，總建築面積約1,663.47平方米。

2. 根據　貴公司中國法律顧問提供的意見，上述單元所屬宗地，建築面積約1,663.47平方米，屬於政府劃撥土地。貴集團可對其合法佔用，但　貴集團不可以自由出租、轉讓或抵押該土地，所以吾等認為該單元無商業價值。

3. 為參考之目的，吾等的意見是，倘　貴集團獲得了所有的樓房所有權證書，而且　貴集團有權自由出租、轉讓或抵押該物業，則吾等認為無商業價值的物業，其公允／公開市場價值為人民幣6,971,000元。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值 (人民幣元)
6. 位於中國海南省的四個單元	該物業包括四個辦公單元和居住單元，總建築面積約1,913平方米，竣工於1996年。	該物業除一個辦公單元，總建築面積約1,232.8平方米，目前空置，其餘物業目前被　貴集團佔用，用於業務和居住。兩個辦公單元，共計面積為140平方米租給獨立第三方。	無商業價值

註釋：

1. 吾等尚未獲得相關的樓房所有權證書，物業產權尚未明瞭，因此吾等認為該物業無商業價值。

2. 根據　貴公司中國法律顧問提供的意見，　貴集團不可以自由出租、轉讓或抵押上述4套樓房，總建築面積約1,913平方米。

3. 為參考之目的，吾等認為有關物業無商業價值，其土地的公允／公開市場價值為人民幣705,000元，前提是　貴集團獲得了所有的樓房所有權證書，而且　貴集團有權自由出租、轉讓或抵押該物業。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值 (人民幣元)
5. 中國廣西壯族自治區的四個單元	該物業包括四個居住單元，總建築面積約989.68平方米，於1995年竣工。	該物業目前被 貴集團佔用，用於居住。	3,509,000

註釋：

1. 根據4份樓房所有權證書－桂房證字第5046019號、第5046020號和邕房權證字第0130108號和第01312871號， 貴集團及／或其前身持有4個居住單元，總建築面積約989.68平方米。

2. 根據 貴公司中國法律顧問提供的意見， 貴集團合法擁有上述4個單元， 貴集團可以自由出租、轉讓或抵押上述4個單元，總建築面積約989.68平方米。

註釋：

1. 土地

   i. 根據當地土地管理局簽發的284份國有土地使用權證書， 貴集團及／或其前身持有283宗地（出讓土地）土地使用權，總場地面積約231,022平方米，用於商業，自1988年和1997年不同日期開始，租賃期20年到70年不等。以及1宗行政劃撥給集團及／或其前身的（劃撥土地）土地使用權。場地面積約10平方米。

   ii. 根據 貴公司中國法律顧問提供的意見： 貴集團可以自由出租、轉讓或抵押上述出讓土地，總場地面積約231,022平方米。由於 貴集團沒有履行土地轉讓程序，沒有支付土地出讓金。所以，吾等認為此面積約10平方米的劃撥土地無商業價值。

2. 竣工物業

   i. 根據380份樓房所有權證書， 貴集團及／或其前身持有這376套樓房和各構築物，總建築面積約140,907.10平方米。

   ii. 根據 貴公司中國法律顧問提供的意見， 貴集團可以自由出租、轉讓或抵押上述376處物業，總建築面積約140,907.10平方米。

   iii. 對於其餘總建築面積約92,287.6平方米的82套樓房和單元，根據 貴公司中國法律顧問提供的意見， 貴集團沒有取得相關產權證明文件， 貴集團不可以自由出租、轉讓或抵押。所以，吾等認為此物業無商業價值。

3. 在建物業

   根據建築許可證及 貴公司中國法律顧問提供的意見，該項在建物業（平安大學）工程已經由當地主管機關批准，在工程竣工後，向 貴集團簽發相關樓房所有權證書不存在法律障礙。

4. 為參考之目的，吾等認為無商業價值竣工物業和土地的公允／公開市場價值為人民幣357,041,000元，前提是 貴集團獲得了所有土地使用權證書和樓房所有權證書，而且 貴集團有權自由出租、轉讓或抵押該物業。

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允╱公開市場價值 (人民幣元)
4. 位於中國廣東省的土地、各辦公樓和各單元	該物業包括辦公樓和其他附屬樓及單元共458項，總建築面積約233,194.71平方米，主要於1988年到2001年不同階段竣工（「竣工物業」）。 該物業還包括一座截至估價日還在施工的建築（「CIP物業」）。估計建築總成本是427,230,000元，截至估價日已經投入92,928,345.83元。竣工後總建築面積將為78,500平方米。該物業所佔284宗宗地面積合計約231,032平方米用於教育。	該物業除5處竣工物業，總建築面積約2,946平方米，現出租給關聯方，和317處竣工物業，總建築面積約95,379平方米，現出租給獨立第三方。其餘物業目前被 貴集團佔用，用於業務之目的。	771,077,000

物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值 (人民幣元)
3. 位於中國福建省的土地、一座辦公樓、五個單元和各構築物	該物業包括一座辦公樓及五個辦公單元和居住單元各構築物，總建築面積約41,523.73平方米，於1997年到2000年間竣工。該辦公樓所佔之一宗宗地面積約3,728平方米用於商業。	該物業除一個居住單元空置，一個總建築面積大約100平方米的辦公單元出租給關聯方，以及123個單元總建築面積約31,440平方米，現出租給獨立第三方，其餘物業目前被 貴集團佔用，用於 貴集團之業務和居住。	718,000

註釋：

1. 根據國有土地使用權證書，授予 貴集團和／或其前身面積大約為3,728平方米的一宗土地的土地使用權，商用年限為50年從1997年計算起。但是根據 貴公司中國法律顧問的意見，該證書已期滿， 貴公司不得不申請證書延期。

2. 根據3份樓房所有權證書榕房權證R字第9800197號、榕房權證R字第98001432和嶠房權證N字第200102493號， 貴集團及／或其前身持有三個居住單元，總建築面積約458.73平方米。

3. 根據 貴公司中國法律顧問提供的意見， 貴集團合法擁有以上物業， 貴集團可以自由出租、轉讓或抵押上述3項樓房，總建築面積約458.73平方米。

4. 對於總建築面積約41,065平方米的辦公樓和兩個辦公單元，根據 貴公司中國法律顧問提供的意見， 貴集團沒有取得相關的有效產權證明文件， 貴集團不可以自由出租、轉讓或抵押。所以，吾等認為此樓房無商業價值。

5. 據向 貴公司調查， 貴公司正在申請所有權證書。

6. 為參考之目的，吾等的意見是，倘 貴集團獲得了所有的樓房所有權證書，而且 貴集團有權自由出租、轉讓或抵押該物業，則吾等以前認為無商業價值的辦公樓，其公允／公開市場價值為人民幣169,532,000元。

物業	説明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
2. 位於中國北京的土地、一座辦公樓和八個單元	該物業包括一座辦公樓和兩個辦公單元和六個居住單元，總建築面積約59,408.47平方米，於1991年到1999年不同階段竣工。該物業的辦公樓竣工於1999年，佔用兩宗宗地宗地面積合計約5,997.95平方米用於商業。	該物業中六十一個竣工單元，總建築面積約54,443平方米，現出租給獨立第三方。其餘物業目前被 貴集團佔用，用於業務之目的。	799,486,000

註釋：

1. 根據當地土地管理局簽發的兩份國有土地使用權證書，授予 貴集團和／或其前身面積大約5,997.95平米的兩宗宗地土地使用權，均為商用年限均為50年，從2003年算起。

2. 根據7份樓房所有權證書一京房權證市西古字第10028號、第10029號、京房權證市西港澳台字第10142號、京房權證朝齊字第00039-00042號， 貴集團和／或其前身合法擁有一座辦公樓，兩個辦公單元和五個居住單元，總建築面積約59,329.77平方米；根據 貴公司中國法律顧問提供的意見， 貴集團合法地擁有其上物業， 貴集團可以自由出租、轉讓或抵押該等物業。

3. 根據 貴公司中國法律顧問提供的意見，由於缺乏合法的產權證明， 貴集團不可以自由出租、轉讓或抵押建築面積大約為78.7平方米的一個單元。因此，吾等認為此單元無商業價值。

4. 為參考之目的，吾等認為無商業價值的一處居住單元之公開市場價值為人民幣363,000元，前提是 貴集團獲得了所有的樓房所有權證書，而且 貴集團有權自由出租、轉讓或抵押該物業。

估價證書

第一組— 貴集團在中國擁有的物業權益

	物業	說明和租住權	佔用情況	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
1.	位於中國安徽的土地、一座辦公樓和三個單元	該物業包括一座辦公樓和1個辦公單元和2個住宅單元，總建築面積約7,546平方米，於1996年竣工。辦公樓所佔宗地面積大約為1,671平方米。	該物業目前被 貴集團佔用，用於業務和居住之目的。	26,500,000

註釋：

1. 根據國有土地使用權證，面積大約為1,671平方米的宗地之土地使用權已出租給 貴集團和／或其前身。 貴集團和／或其前身擁有該宗地之五十年商業用途權從1999年計算起。根據 貴公司中國顧問的意見， 貴集團合法持有該宗土地之使用權。

2. 根據兩份樓房所有權證書－合肥市房權證字第059809號和房地權核字第024087號； 貴集團及／或其前身持有1個辦公樓和1個辦公單元，總建築面積約7,066.73平方米。

3. 根據 貴公司中國法律顧問提供的意見， 貴集團合法擁有上述兩處物業， 貴集團可以自由出租、轉讓或抵押上述兩處物業，總建築面積約7,066.73平方米。

4. 對於其餘兩個居住單元，總建築面積約479.52平米，根據 貴公司中國法律顧問提供的意見，沒有取得相關的產權證書， 貴集團不可以自由出租、轉讓或抵押。所以，吾等認為此樓房無商業價值。

5. 為參考之目的，吾等認為其上無商業價值的兩項物業的公允／公開市場價值為人民幣439,000元，前提是 貴集團獲得了相關的樓房所有權證書，而且 貴集團有權自由出租、轉讓或抵押該物業。

物業	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
49. 位於中國新疆維吾爾族自治區78處租用物業	無商業價值
50. 位於中國雲南省45處租用物業	無商業價值
51. 位於中國浙江省196處租用物業	無商業價值
52 位於中國重慶的83處租用物業	無商業價值
小計：	無

第四組— 貴集團在香港租用的物業權益

物業	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
53 在香港灣仔 大新金融中心 告士打道108號 租用的一處物業	無商業價值
小計：	無
合計：	3,569,059,000

物業	截至2004年3月31日現行的公允／公開市場價值 (人民幣元)
36. 位於中國吉林省80處租用物業	無商業價值
37. 位於中國江蘇省156處租用物業	無商業價值
38. 位於中國江西省30處租用物業	無商業價值
39. 位於中國遼寧省261處租用物業	無商業價值
40. 位於中國內蒙古自治區13處租用物業	無商業價值
41. 位於中國寧夏回族自治區22處租用物業	無商業價值
42. 位於中國青海省7處租用物業	無商業價值
43. 位於中國山東省287處租用物業	無商業價值
44. 位於中國山西省11處租用物業	無商業價值
45. 位於中國陝西省54處租用物業	無商業價值
46. 位於中國上海的83處租用物業	無商業價值
47. 位於中國四川省136處租用物業	無商業價值
48. 位於中國天津的130處租用物業	無商業價值

第三組— 貴集團在中國租用的物業權益

物業	截至2004年3月31日 現行的公允／公開市場價值 (人民幣元)
23. 位於中國安徽省的147處租用物業	無商業價值
24. 位於中國北京的45處租用物業	無商業價值
25. 位於中國福建省202處租用物業	無商業價值
26. 位於中國甘肅省15處租用物業	無商業價值
27. 位於中國廣東省288處租用物業	無商業價值
28. 位於中國廣西壯族自治區23處租用物業	無商業價值
29. 位於中國貴州省16處租用物業	無商業價值
30. 位於中國海南省16處租用物業	無商業價值
31. 位於中國河北省156處租用物業	無商業價值
32. 位於中國河南省44處租用物業	無商業價值
33. 位於中國黑龍江省76處租用物業	無商業價值
34. 位於中國湖北省122處租用物業	無商業價值
35. 位於中國湖南省97處租用物業	無商業價值

物業	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
13. 位於中國江西省的六個單元	5,485,000
14. 位於中國遼寧省的土地、一座辦公樓二十六個辦公和居住單元	349,745,000
15. 位於中國山東省的四個單元	無商業價值
16. 位於中國陝西省的一處辦公單元	無商業價值
17. 位於中國上海的土地、一座辦公樓和二十八個單元	1,146,438,000
18. 位於中國天津的土地、兩座辦公樓和三個居住單元	287,815,000
19. 位於中國雲南省的兩個單元	無商業價值
20. 位於中國浙江省的土地和五個單元	28,375,000
21. 位於中國重慶的土地和土地和五個單元	352,000
小計：	3,559,333,000

第二組— 貴集團在香港擁有的物業權益

物業	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
22. 位於中國香港的六個單元	9,726,000
小計：	9,726,000

第一組— 貴集團在中國擁有的物業權益

	物業	截至2004年3月31日現行的公允／公開市場價值（人民幣元）
1.	位於中國安徽省的土地、一座辦公樓和三個單元	26,500,000
2.	位於中國北京的土地、一座辦公樓和八個單元	799,486,000
3.	位於中國福建省的土地、一座辦公樓五個單元和各構築物	718,000
4.	位於中國廣東省的土地、各辦公樓和各單元	771,077,000
5.	中國廣西壯族自治區的四個單元	3,509,000
6.	位於中國海南省的四個單元	無商業價值
7.	位於中國河南省的一處辦公單元	無商業價值
8.	位於中國黑龍江省的八個單元	63,078,000
9.	位於中國湖北省的土地、一座辦公樓和五個單元	27,231,000
10.	位於中國湖南省的七個單元	1,802,000
11.	位於中國吉林省的土地、兩座辦公樓一個辦公單元和三個構築物	23,486,000
12.	位於中國江蘇省的五個單元和一個構築物	24,236,000

吾等沒有理由懷疑　貴集團提供給吾等信息的真實性和準確性。吾等還尋求　貴集團確保其提供的信息沒有遺漏任何重大因素。吾等認為，吾等已獲得了充足的信息，足以得出全面的觀點，吾等沒有理由懷疑遺漏了任何重大信息。

除非另外有說明，報告說明的所有貨幣都是以人民幣為單位。

吾等的估價內容概述如下，並附奉估價證書。

此致

中華人民共和國
深圳市
八卦三路
平安大廈
中國平安保險（集團）股份有限公司
董事會　台照

代表
西門（遠東）有限公司
董事

彭樂賢
BSc. FRICS FHKIS
謹啟

2004年6月14日

註：特許物業測量師彭樂賢，在中國有約21年物業估值經驗，另在香港、英國和亞太地區有24年的物業估值經驗。

貴集團擁有612項房產和建築物，總建築面積大約為682,565平方米。一座大樓目前正在施工之中，竣工時規劃總建築面積大約為78,500平方米。有9處物業租給關聯方，總建築面積大約8,729平方米，有803處物業租給獨立的第三方，總建築面積大約為248,050平方米。

貴集團亦從關聯方租用了51處物業，總建築面積大約為22,632平米，從獨立第三方租用了2,869處物業，建築面積大約為1,744,170平米。

在對物業權益進行評估時，吾等遵守了香港聯合證券交易所有限公司證券上市規則第12項應用指引中包含的所有要求，除非按照香港聯合證券交易所有限公司證券上市規則第12項應用指引規則5.06(1)和第5(2)(a)段中的規定進行豁免。

吾等審查了 貴集團擁有物業權益的各種權利證書和官方土地規劃的副本。但是，吾等還沒有查到原始文件，以核實提交給吾等的附錄是否有任何修改。由於中國土地登記制度的性質，吾等不能查到原始文件，無法核實物業權益的現有物權或物業權益上承擔的任何重大財產留置權或債務負擔。

吾等沒有進行詳細的現場測量，沒有核實有關物業權益場地面積的準確性，但是吾等已經假設提交給吾等的文件和官方場地規劃所顯示的場地面積是正確的。根據吾等評估中國類似物業的經驗，吾等認為這種假設是合理的。所有相關文件和合同都用作參照，且所有尺寸、測算和面積都是大約數。沒有進行現場測量。

吾等檢查了估價證書中包含的物業權益的內部和外部情況，在檢查方面吾等得到了為估價之目的所需要的有關信息。但是，沒有進行結構方面的勘察，不過在檢查過程中，吾等沒有發現任何明顯的嚴重缺陷。雖然如此，吾等沒有在報告中說明各物業不存在鼠噬、寄生蟲害或任何其他構造方面的缺陷。在物業的使用方面沒有進行任何測試。

報告沒有考慮物業權益上的任何抵押、擔保或拖欠的款項，也沒有考慮物業權益銷售時可能發生的任何費用和稅款。除非另外有相反說明，假設物業權益不存在任何留置、擔保、限制和可能對其價值造成任何負擔的結果。

吾等在合理的限度內依靠了提供給吾等的信息，並在有關計劃審批、法定通知、地役權、租住權、佔有權、出租權、租金、場地和建築面積及所有其他相關問題方面接受了提供給吾等的建議。

(d) 不考慮有特殊利益的購買人進行投標認購；及

(e) 交易的雙方都謹慎、知情地行事，不受迫脅。

吾等的估價假設所有權人以現有的狀況在公開市場上出售物業權益，不享受遞延條款合同、回租、合資、管理協議或類似安排等可能增加物業權益價值所帶來的好處。

由於缺乏可比較交易方面的證據，吾等不能確定公開市場價值，但吾等的估價是吾等對物業公允市場價值的意見。公允市場價值的定義為一個估計額，標的資產在繼續使用的狀況下按照該價值預期可以在自願買賣雙方之間進行交易，買賣雙方都不受迫脅，各自對有關事實有合理的瞭解，雙方平等，在持續經營的基礎上繼續從事現有的經營。

由於建築在物業權益上的樓房和建築物的性質，不存在可比的市場銷售，物業的估價基礎是各自折舊後的重置成本。折舊後重置成本的定義為「現在使用的土地或同一地點名義重置土地之價值和樓房及其它現場工程的總重置成本，並考慮使用年限、條件、經濟或功能性過時及環境因素等進行適當的扣減；所有這些因素都可能導致與新的重置相比，現有物業對佔用中的業務價值更小」。這一價值觀點並不必然代表在公開市場上處理標的物可能實現的金額，而且使用這一基礎往往是由於缺少進行可比交易的確定市場。但是，這一方法一般在沒有可知舊貨市場的情況下，為物業值提供最可靠之價值指標。

對於目前在建物業的權益，吾等估價的基礎是其現行建築成本和截至估價日的建築狀況。吾等假設有關政府主管機關需要的所有同意、批准和許可都已經獲得，不存在任何可能影響其價值的不利條件或不當拖延。

吾等的意見是，第3組和第4組中　貴集團租用的物業權益由於其期限較短或禁止轉讓或轉租，或由於缺乏一定的租金利潤，因此基本上沒有商業價值。

根據　貴公司中國法律顧問通商律師事務所的意見，441項屬於　貴集團子公司的物業其物業產權證書目前以　貴集團的名義註冊。　貴集團不存在法律障礙和額外的政府批准，即可將441項物業的業權轉移到其獨立的子公司名下。

貴集團已經取得大約317宗土地獲得出讓土地使用權證書，佔地總面積大約265,162平方米和大約8宗土地獲得劃撥土地使用權證書，總佔地面積4,034平方米。

下列信件的內容是從獨立估價師西門（遠東）有限公司獲得的有關價值和價值證書的概要，以納入本招股書，涉及其截至2004年3月31日對 貴集團物業權益進行的估值。估值報告的全文將供公眾查閱。



Sallmanns 西門

公司估值及顧問
www.sallmanns.com

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敬啟者：

根據閣下要求對中國平安保險（集團）股份有限公司（「貴公司」）及其子公司（以下簡稱「貴集團」）在中華人民共和國（以下簡稱「中國」）和香港境內擁有的物業進行估價的指示，吾等確認吾等已經進行了檢查、調查和諮詢，並獲得了吾等認為必要的詳細信息，以便向閣下提供吾等對有關物業截至2004年3月31日價值的意見和看法。

在對 貴集團各物業權益估價時，吾等根據其所在位置將有關物業權益分為21個小組。每個分組中的物業權益位於中國同一省、自治區或直轄市。

只要可能，吾等對物業權益的估價都是吾等對有關公開市場價值的看法，吾等將公開市場價值定義為「一項物業權益在下列假定情況下於估價日可合理預期以無條件出售而可取得的最優現金對價」，假設：

(a) 有自願的出售者；

(b) 在估價日之前，有合理的期間（取決於物業財產的性質和市場狀況），可以對有關物業權益進行適當的市場營銷，以便在價格和條款上達成一致，並完成銷售；

(c) 市場狀況、價值水平和其他情況在任何較早的假設合同交換日與評估日的情況一樣；

中銀國際亞洲有限公司
香港中環
花園道1號
中銀大廈35樓

高盛（亞洲）有限責任公司
香港
皇后大道中2號
長江集團中心68樓

香港上海滙豐銀行有限公司
香港
皇后大道中1號
15樓

摩根士丹利添惠亞洲有限公司
香港中環
干諾道8號
交易廣場第三座30樓

敬啟者：

本函呈述關於中國平安保險（集團）股份有限公司（以下簡稱「貴公司」）於2004年6月14日發行的招股書（以下簡稱「招股書」）所載的　貴公司及其子公司截至2004年12月31日止年度稅後及扣除少數股東權益後但未計非經常項目前的合併利潤預測（以下簡稱「預測」）。

我們已經與　閣下討論了載於招股書附錄二之　貴公司董事所作的基準和假設，而預測乃基於此等基礎和假設。我們亦已考慮安永會計師事務所就編製預測所依據的會計政策和計算方法於2004年6月14日致予我們和　閣下的函件。

根據預測所載信息及　閣下採用且經安永會計師事務所審閱的會計政策和計算方法，我們認為由　閣下作為　貴公司的董事承擔全部責任的預測是經過慎重和認真的查詢後作出的。

此致

中國平安保險（集團）股份有限公司
列位董事　台照

中銀國際亞洲有限公司簽字代表
董事
李山

高盛（亞洲）有限責任公司簽字代表
執行董事
童愷

香港上海滙豐銀行有限公司簽字代表
亞太區投資銀行主管
宦國蒼

摩根士丹利添惠亞洲有限公司簽字代表
董事總經理
Matthew Ginsburg

2004年6月14日

二、函件

下列為本公司董事從安永會計師事務所和保薦人及聯席保薦人收到的就本集團截至2004年12月31日止年度利潤預測的函件全文。

ERNST & YOUNG
安永會計師事務所

香港
中環
夏愨道十號
和記大廈
十五樓

敬啟者：

我們已經審閱了中國平安保險（集團）股份有限公司（以下簡稱「貴公司」）及其子公司（以下合稱「貴集團」）編製截至2004年12月31日止年度稅後及扣除少數股東權益後但未計非經常項目前的合併利潤預測（以下簡稱「預測」）中所採用的會計政策和計算方法。如2004年6月14日 貴公司招股書（以下簡稱「招股書」）中「利潤預測」一節所述， 貴公司的董事對此預測承擔全部責任。預測乃由 貴公司的董事根據 貴集團截至2004年3月31日止三個月的未審財務報表，以及截至2004年12月31日止年度剩餘九個月的合併利潤預測而編製。

我們認為，就各種有關會計政策和計算方法而言，該預測已按 貴公司的董事所作的載於招股書附錄二第一部份之基準和假設而妥善編製，在所有重大方面與 貴集團目前採用的會計政策一致，該等會計政策載於2004年6月14日簽發的會計師報告中，該報告全文載於招股書附錄一。

此致

中國平安保險（集團）股份有限公司
中銀國際亞洲有限公司
高盛（亞洲）有限責任公司
香港上海滙豐銀行有限公司
摩根士丹利添惠亞洲有限公司
（為本身及代表招股書中所列的數位香港承銷商）
列位董事 台照

安永會計師事務所
香港執業會計師
謹啟

2004年6月14日

本集團於截至2004年12月31日止年度的稅後及扣除少數股東權益後但未計非經常項目前的利潤預測載於「財務信息 — 利潤預測」一節中。

一、基準和假設

在編製預測財務信息時，本公司採用了下列我們認為對相關期間合理的主要基準和假設：

- 中國、香港或本公司目前經營所在的或對本公司收入產生重大影響的任何其他國家或地區的現行政治、法律、財政、市場或經濟條件將不會有重大變化；

- 中國、香港或本公司經營所在地的或本公司與其達成了協議或安排的任何其他國家或地區的立法、法規或規則將不會出現對本公司業務有重大不利影響的變化；

- 除在本招股書中另有披露外，本公司經營所在的國家或地區之稅基或稅率將不會出現重大變化；及

- 現行利率或外匯匯率將不會出現重大變化。

9. 資產負債表日後事項（續）

授予日後的第四個周年日起行權。在虛擬期權行權日，有關員工將收到以現金支付的行權價與行權日H股市價上漲部份的收益，但該年度支付的金額不超過該年度預計淨利潤的一定比例。

10. 期後財務報表

貴集團和 貴公司沒有就2003年12月31日以後期間編製已審財務報表。

此致

中國平安保險（集團）股份有限公司
中銀國際亞洲有限公司
高盛（亞洲）有限責任公司
香港上海滙豐銀行有限公司
摩根士丹利添惠亞洲有限公司
列位董事 台照

安永會計師事務所
香港執業會計師
謹啟

2004年6月14日

8. 其他重大事項（續）

銀行增加投入資本2,300萬美元。相關的工商變更登記已於2004年2月中完成。收購完成後，該銀行成為平安信託對其擁有73%股權的子公司。此後，其財務報表將納入貴集團之合併財務報表。

截至2003年12月31日止三個年度該銀行按國際財務報告準則調整後之管理報表如下。

資產負債表

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
資產			
現金	738	719	502
存放中央銀行款項	2,446	2,965	6,900
存放其他銀行款項	5,981	3,718	199,399
同業拆借	257,673	256,276	252,607
提供給客戶的貸款淨值	8,874	5,666	3,303
其他資產	4,130	1,452	1,164
資產合計	279,842	270,796	463,875
負債和所有者權益			
預收款	–	–	190,440
其他負債	11,678	1,894	2,956
負債合計	11,678	1,894	193,396
所有者權益：			
實收資本	188,816	188,816	188,816
儲備	79,348	80,086	81,663
所有者權益合計	268,164	268,902	270,479
負債和所有者權益合計	279,842	270,796	463,875

利潤表

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
收入	11,899	5,010	3,344
淨利潤	7,661	716	1,603

9. 資產負債表日後事項

貴公司董事會於2004年2月5日批准了一項對 貴集團高級管理人員及關鍵員工的長期獎勵計劃（虛擬期權計劃）。該虛擬期權不會形成真實的股票。虛擬期權將以單位數的形式於 貴公司在香港上市後發放，其中每一個單位代表一H股。虛擬期權將在未來五年陸續發放，並分別於自

7. 分部信息（續）

	人壽保險	財產保險	總部	其他	抵銷	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
賠款、退保、年金與滿期給付......	(4,917,976)	(2,356,115)	–	–	–	(7,274,091)
保戶紅利及準備金	(118,119)	–	–	–	–	(118,119)
壽險責任準備增加額.............	(24,814,147)	–	–	–	–	(24,814,147)
佣金支出	(5,148,634)	(528,832)	–	(2,041)	–	(5,679,507)
營業及管理費用	(3,182,830)	(1,494,127)	(6,998)	210,420	2,254	(4,471,281)
利息支出	(17,740)	(5,435)	–	129	–	(23,046)
計提保險保障基金	(17,457)	(47,088)	–	–	–	(64,545)
費用合計	(33,807,973)	(4,310,708)	(6,998)	208,508	2,254	(37,914,917)
營業利潤	3,947,700	(359,939)	43,381	285,505	2,254	3,918,901
應佔聯營公司虧損	–	–	–	(64,596)	–	(64,596)
所得税	(803,871)	(21,425)	(99,936)	25,202	(86)	(900,116)
少數股東權益	–	–	–	–	(2,286)	(2,286)
淨利潤／（虧損）	3,143,829	(381,364)	(56,555)	246,111	(118)	2,951,903
資產負債表						
於聯營公司之投資	–	–	50,181	331,237	–	381,418
其他投資	74,531,068	5,028,194	5,907,716	591,393	(6,047,387)	80,010,984
其他資產	24,557,956	3,132,044	658,565	317,389	(344,449)	28,321,505
總資產	99,089,024	8,160,238	6,616,462	1,240,019	(6,391,836)	108,713,907
壽險及其它準備金	84,980,381	5,042,637	–	–	–	90,023,018
其他負債	11,441,257	1,764,689	43,386	417,054	(347,350)	13,319,036
總負債	96,421,638	6,807,326	43,386	417,054	(347,350)	103,342,054
少數股東權益	42,285	–	–	–	59,214	101,499
分部淨資產...................	2,625,101	1,352,912	6,573,076	822,965	(6,103,700)	5,270,354
折舊、土地使用權和商譽的攤銷	363,759	90,469	31,504	10,002	–	495,734
確認的減值準備	35,120	–	–	17,768	–	52,888
資本性支出...................	456,769	199,167	60,241	347,282	(352,474)	710,985
其他非現金費用支出.............	23,592	97,103	–	–	(2,309)	118,386

8. 其他重大事項

於2003年9月29日，平安信託與中國銀行就福建亞洲銀行（以下簡稱「該銀行」）股權轉讓事宜簽訂了股權轉讓協議。中國銀行將其持有該銀行50%的股權轉讓給平安信託。中國銀行業監督管理委員會（以下簡稱「中國銀監會」）於2003年12月23日批准了上述銀行股權轉讓並批准該銀行中文名稱變更為平安銀行有限責任公司。同時，中國銀監會亦批准平安信託向該銀行增加投入資本2,300萬美元。截至2003年12月31日止，平安信託已支付部份股權轉讓款項543.10萬美元，並向該

7. 分部信息（續）

	人壽保險	財產保險	總部	其他	抵銷	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
資產負債表						
於聯營公司之投資	–	–	–	274,684	–	274,684
其他投資	114,804,937	5,734,191	11,207,732	532,631	(6,024,620)	126,254,871
其他資產	29,893,617	3,997,468	2,060,481	471,715	(356,950)	36,066,331
總資產	144,698,554	9,731,659	13,268,213	1,279,030	(6,381,570)	162,595,886
壽險及其它準備金	121,277,917	6,382,462	–	–	–	127,660,379
其他負債	21,015,753	1,850,906	31,488	594,391	(356,911)	23,135,627
總負債	142,293,670	8,233,368	31,488	594,391	(356,911)	150,796,006
少數股東權益	11,235	–	–	–	101,531	112,766
分部淨資產	2,393,649	1,498,291	13,236,725	684,639	(6,126,190)	11,687,114
折舊、土地使用權和商譽的攤銷	385,204	134,588	–	27,573	(48,254)	499,111
確認的減值準備	–	48,803	–	2,877	–	51,680
資本性支出	933,538	415,346	–	2,334	(149,907)	1,201,311
其他非現金費用支出	45,675	57,277	–	8,795	–	111,747

截至2001年12月31日止年度之分部分析如下：

	人壽保險	財產保險	總部	其他	抵銷	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
利潤表						
毛承保保費及保單費收入						
（扣除營業税金及附加）	34,952,454	6,002,790	–	–	–	40,955,244
減：分出保費	(678,566)	(2,021,342)	–	–	–	(2,699,908)
未到期責任準備金增加額	(302,807)	(960,696)	–	–	–	(1,263,503)
淨已賺保費	33,971,081	3,020,752	–	–	–	36,991,833
分保佣金收入	244,510	683,714	–	–	–	928,224
投資收入及其它收入	3,540,082	246,303	50,379	76,997	–	3,913,761
收入合計	37,755,673	3,950,769	50,379	76,997	–	41,833,818
保單獲得成本遞延額	6,518,162	665,951	–	–	–	7,184,113
遞延保單獲得成本攤銷額	(2,109,232)	(545,062)	–	–	–	(2,654,294)
遞延保單獲得成本變動額	4,408,930	120,889	–	–	–	4,529,819

7. 分部信息(續)

截至2002年12月31日止年度之分部分析如下:

	人壽保險 人民幣千元	財產保險 人民幣千元	總部 人民幣千元	其他 人民幣千元	抵銷 人民幣千元	合計 人民幣千元
利潤表						
毛承保保費及保單費收入						
(扣除 營業税金及附加)	50,581,649	7,837,889	–	–	–	58,419,538
減:分出保費	(1,158,582)	(2,561,820)	–	–	–	(3,720,402)
未到期責任準備金增加額	(224,519)	(1,177,292)	–	–	–	(1,401,811)
淨已賺保費	49,198,548	4,098,777	–	–	–	53,297,325
分保佣金收入	366,408	828,242	–	–	–	1,194,650
投資收入及其它收入	3,997,933	202,559	15,133	40,570	–	4,256,195
收入合計	53,562,889	5,129,578	15,133	40,570	–	58,748,170
保單獲得成本遞延額	7,286,721	1,033,319	–	–	–	8,320,040
遞延保單獲得成本攤銷額	(2,561,506)	(739,367)	–	–	–	(3,300,873)
遞延保單獲得成本變動額	4,725,215	293,952	–	–	–	5,019,167
賠款、退保、年金與滿期給付	(10,050,393)	(2,642,944)	–	–	–	(12,693,337)
保戶紅利及準備金	(131,356)	–	–	–	–	(131,356)
壽險責任準備金增加額	(35,647,866)	–	–	–	–	(35,647,866)
佣金支出	(5,864,429)	(827,326)	–	–	–	(6,691,755)
營業及管理費用	(3,893,775)	(1,615,640)	(11,544)	(78,931)	4,320	(5,595,570)
利息支出	(125,243)	(9,936)	–	(39,627)	–	(174,806)
計提保險保障基金	(22,654)	(57,275)	–	–	–	(79,929)
費用合計	(51,010,501)	(4,859,169)	(11,544)	(118,558)	4,320	(55,995,452)
營業利潤	2,552,388	270,409	3,589	(77,988)	4,320	2,752,718
應佔聯營公司虧損	–	–	–	(59,065)	–	(59,065)
所得税	(549,787)	(163,446)	33,052	(1,673)	(6,918)	(688,772)
少數股東權益	–	–	–	–	11,682	11,682
淨利潤/(虧損)	2,002,601	106,963	36,641	(138,726)	9,084	2,016,563

7. 分部信息（續）

	人壽保險	財產保險	總部	其他	抵銷	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
資產負債表						
於聯營公司之投資	–	–	–	3,447	–	3,447
其他投資	143,370,810	5,873,830	12,798,080	2,055,207	(8,181,394)	155,916,533
其他資產	38,883,652	4,762,014	227,378	4,718,319	(1,032,272)	47,559,091
總資產	182,254,462	10,635,844	13,025,458	6,776,973	(9,213,666)	203,479,071
壽險及其它準備金	163,039,594	7,503,099	–	–	–	170,542,693
其他負債	15,368,414	1,592,946	63,718	3,654,329	(1,032,271)	19,647,136
總負債	178,408,008	9,096,045	63,718	3,654,329	(1,032,271)	190,189,829
少數股東權益	11,234	–	–	247,503	78,405	337,142
分部淨資產	3,835,220	1,539,799	12,961,740	2,875,141	(8,259,800)	12,952,100
折舊、土地使用權和商譽的攤銷	337,314	121,553	334	15,916	–	475,117
確認的減值準備	2,125	–	–	32,376	–	34,501
資本性支出	613,534	131,473	1,505	1,728	(5,418)	742,822
其他非現金費用性支出	27,798	56,296	–	–	–	84,094

7. 分部信息（續）

截至2003年12月31日止年度之分部分析如下：

	人壽保險 人民幣千元	財產保險 人民幣千元	總部 人民幣千元	其他 人民幣千元	抵銷 人民幣千元	合計 人民幣千元
利潤表						
毛承保保費及保單費收入（扣除營業稅金及附加）	55,042,148	8,091,486	–	–	–	63,133,634
減：分出保費	(980,492)	(2,819,458)	–	–	–	(3,799,950)
未到期責任準備金增加額	(255,838)	(228,955)	–	–	–	(484,793)
淨已賺保費	53,805,818	5,043,073	–	–	–	58,848,891
分保佣金收入	370,155	877,418	–	–	–	1,247,573
投資收入及其它收入	5,781,621	304,755	228,820	211,575	–	6,526,771
收入合計	59,957,594	6,225,246	228,820	211,575	–	66,623,235
保單獲得成本遞延額	6,453,295	1,029,597	–	–	–	7,482,892
遞延保單獲得成本攤銷額	(3,605,797)	(992,427)	–	–	–	(4,598,224)
遞延保單獲得成本變動額	2,847,498	37,170	–	–	–	2,884,668
賠款、退保、年金與滿期給付	(9,838,432)	(3,746,417)	–	–	–	(13,584,849)
保戶紅利及準備金	(987,637)	–	–	–	–	(987,637)
壽險責任準備金增加額	(40,416,519)	–	–	–	–	(40,416,519)
佣金支出	(5,074,079)	(602,052)	–	–	–	(5,676,131)
營業及管理費用	(4,007,481)	(1,523,776)	(31,620)	(158,529)	2,908	(5,718,498)
利息支出	(204,930)	(15,399)	–	(4,005)	–	(224,334)
計提保險保障基金	(27,798)	(56,296)	–	–	–	(84,094)
費用合計	(57,709,378)	(5,906,770)	(31,620)	(162,534)	2,908	(63,807,394)
營業利潤	2,248,216	318,476	197,200	49,041	2,908	2,815,841
應佔聯營公司收益	–	–	–	5,040	–	5,040
所得稅	(298,248)	(222,425)	27,145	(164)	–	(493,692)
少數股東權益	–	–	–	(5,383)	(1,438)	(6,821)
淨利潤	1,949,968	96,051	224,345	48,534	1,470	2,320,368

6. 合併現金流量表（續）

已購入淨資產34.12%的權益	212,688
因購入於平安證券之權益而確認的商譽	244,533
支付的現金價款	457,221
收購於平安證券之權益產生的現金及現金等價物淨流入分析：	
收到的現金及現金等價物	2,892,796
支付的現金價款	(457,221)
收購於平安證券權益產生的現金及現金等價物的流入淨額	2,435,575

7. 分部信息

貴集團的業務分部信息分為四類：人壽保險、財產保險、總部及其它業務。分部淨利潤包括直接歸屬分部的收入減費用以及按合理比例分配至分部的收入減費用（包括外部交易及與集團內其他分部之間的交易）。

分部資產與負債主要包括直接歸屬分部的經營性資產及負債及按合理比例分配至分部的資產及負債。分部資產在扣除相關準備之後予以確定，在 貴集團合併資產負債表中將上述扣除計作直接沖銷。 貴集團於相關期間之收入及淨利潤主要來自中國境內開展的業務，因此，未提供按地域所作的分部分析。

6. 合併現金流量表（續）

如第1(1)(e)節所述， 貴集團於2003年處置其於中安典當之權益。處置詳情如下：

	人民幣千元
處置的資產：	
現金及現金等價物	7,283
貸款和應收款項	37,156
其他資產	941
小計	45,380
處置的負債	35,380
處置的淨資產	10,000
已處置淨資產之70%的權益	7,000
處置於中安典當之權益的淨收益	4,900
收到的現金價款	11,900
處置於中安典當之權益產生的現金及現金等價物淨流入分析：	
收到的現金價款	11,900
現金及現金等價物的減少	(7,283)
部份處置於中安典當之權益產生的現金及現金等價物流入淨額	4,617

(3) 收購子公司

如第1(1)(a)節所述，平安信託於2003年取得了平安證券另外34.12%的權益，將其在平安證券的權益從30%增加至64.12%。詳情如下：

	人民幣千元
收購的資產：	
因交易而持有的投資	115,920
可供出售的投資	2,970
現金及現金等價物	2,892,796
物業、機器及設備	132,607
在建工程	1,034
其他資產	98,457
	3,243,784
承擔的負債：	
客戶保證金	2,492,105
應付股息	97,411
應交稅金	(2,119)
其他負債	33,033
	2,620,430
收購的淨資產	623,354

6. 合併現金流量表（續）

如第1(1)(c)節和第1(1)(d)節所述，　貴集團於2002年處置了其於上海欣倫、湖南安基房地產開發有限公司和深圳足球俱樂部之權益。處置詳情如下：

	人民幣千元
處置的資產：	
現金及現金等價物	831
物業、機器及設備	130
在建工程	65,479
其他資產	120,942
	187,382
處置的負債：	
應交稅金	72
其他負債	21,167
	21,239
處置的淨資產	166,143
處置淨收益	3,757
收到的現金價款	169,900
與處置子公司有關的現金及現金等價物淨流入分析：	
收到的現金價款	169,900
現金及現金等價物的減少	(831)
與處置子公司有關的現金及現金等價物的流入淨額	169,069

6. 合併現金流量表（續）

	附註	截至12月31日止年度		
		2001年	2002年	2003年
		人民幣千元	人民幣千元	人民幣千元
收到的所得税退還	第3節(5)	–	–	146,167
支付所得税		(159,986)	(541,286)	(939,383)
經營活動產生的現金流入		26,406,334	32,665,051	35,178,232

(2) 處置於子公司之權益

平安信託於2001年處置了其於平安證券之30%的權益。處置詳情如下：

	人民幣千元
處置的資產：	
因交易而持有的投資	606,432
可供出售的投資	517,665
定期存款	570,501
現金及現金等價物	6,172,667
物業、機器及設備	151,257
在建工程	14,926
其他資產	74,154
	8,107,602
處置的負債：	
短期借款	692,902
客戶保證金	5,709,434
應付股息	147,592
應交税金	9,982
其他負債	462,096
	7,022,006
處置的淨資產	1,085,596
已處置淨資產之30%的權益	325,679
處置於平安證券之權益的收益	29,641
收到的現金價款	355,320
部份處置於平安證券之權益產生的現金及現金等價物淨流出分析：	
收到的現金價款	355,320
現金及現金等價物的減少	(6,172,667)
部份處置於平安證券之權益產生的現金及現金等價物的流出淨額	(5,817,347)

6. 合併現金流量表（續）

	附註	截至12月31日止年度		
		2001年	2002年	2003年
		人民幣千元	人民幣千元	人民幣千元
經營性資產和負債的變動：				
應收保費的減少／（增加）		(108,130)	(3,170)	(46,811)
可攤回未決賠款準備金的增加	第4節(20)	(257,392)	(88,906)	(562,633)
法定保證金的增加	第4節(11)	–	–	(756,000)
遞延保單獲得成本增加		(4,529,819)	(5,019,167)	(2,884,668)
其他資產的減少／（增加）		190,499	(144,821)	(249,809)
客戶保證金的增加／（減少）		2,274,042	–	(188,121)
預收保費的增加／（減少）		331,693	1,104,841	(475,320)
應付佣金的增加／（減少）		219,104	(32,163)	(47,120)
未決賠款準備金的增加	第4節(11)	841,598	587,684	1,981,002
應付分保賬款的增加／（減少）		(27,228)	261,394	(12,962)
保戶儲金的減少		(22,604)	(12,704)	(18,873)
存入分保準備金的增加／（減少）		75,394	14,335	(152,837)
應收聯營公司款的減少		8,008	15,257	–
未到期責任準備金的增加	第4節(21)	1,263,503	1,401,811	484,793
壽險責任準備金的增加	第4節(22)	24,814,147	35,647,866	40,416,519
應付保戶紅利及準備金的增加		118,119	119,377	424,230
保險保障基金的增加		64,545	79,929	84,094
其他負債的增加／（減少）		529,461	(118,433)	767,205
經營活動產生的現金		26,566,320	33,206,337	35,971,448

6. 合併現金流量表（續）

(1) 稅前及扣除少數股東權益前利潤與經營活動現金流量調節表

	附註	截至12月31日止年度		
		2001年	2002年	2003年
		人民幣千元	人民幣千元	人民幣千元
稅前及扣除少數股東權益前利潤		3,854,305	2,693,653	2,820,881
調整如下：				
投資物業、物業、機器及設備、在建工程及土地使用權減值準備	第3節(4)(i)	52,888	51,680	34,501
折舊及土地使用權和商譽的攤銷	第3節(4)(i)	495,734	499,111	475,117
處置投資物業、物業、機器及設備、及在建工程之損失	第3節(4)(i)	2,299	18,186	1,871
處置因交易而持有的投資之損失／（收益）	第3節(2)	77,440	(7,493)	(90,271)
處置可供出售的投資之損失／（收益）	第3節(2)	(433,862)	(230,027)	107,001
因交易而持有的投資公允價值之變化	第3節(2)	610,728	534,850	(406,861)
利息收入	第3節(2)	(3,089,487)	(4,208,369)	(5,779,294)
股息收入	第3節(2)	(755,827)	(103,159)	(69,138)
投資物業經營性租賃收入	第3節(2)	(105,154)	(117,157)	(99,442)
處置於子公司權益的收益	第3節(2)	(29,641)	(3,757)	(4,900)
部份處置於子公司權益的收益	第3節(2)	(39,526)	－	－
應佔聯營公司損失／（收益）		64,596	59,065	(5,040)
計提的壞賬準備	第3節(4)(i)	53,841	31,818	－
利息支出		23,046	174,806	224,334
營運資金變動前之經營收益／（虧損）		781,380	(606,793)	(2,791,241)

6. 合併現金流量表

	附註	截至12月31日止年度		
		2001年	2002年	2003年
		人民幣千元	人民幣千元	人民幣千元
經營活動產生的現金流入	(1)	26,406,334	32,665,051	35,178,232
投資活動產生的現金流量				
購買投資物業、物業、機器及設備、在建工程及土地使用權		(710,985)	(1,201,311)	(742,822)
處置物業、機器及設備、投資物業及在建工程的現金流入		53,156	73,237	6,143
處置於子公司之權益產生的現金流入／（流出）	(2)	(5,817,347)	169,069	4,617
投資淨增加額		(9,306,721)	(19,407,858)	(25,177,629)
定期存款淨增加額		(18,811,085)	(27,516,165)	(4,794,123)
收購子公司產生的淨現金流入	(3)	–	–	2,435,575
收到利息		3,153,363	3,959,022	5,864,757
收到股息		755,827	103,159	159,169
收到租金		117,055	125,214	99,442
投資活動產生的淨現金流出		(30,566,737)	(43,695,633)	(22,144,871)
籌資活動產生的現金流量				
新增資本所得的現金		–	4,949,765	–
短期借款的增加／（減少）		3,236,828	5,312,684	(8,113,266)
支付股息		(532,390)	(266,322)	(493,534)
支付利息		(23,046)	(159,664)	(224,334)
少數權益股東投入資本		430,600	54,000	–
籌資活動產生的淨現金流入／（流出）		3,111,992	9,890,463	(8,831,134)
現金及現金等價物的淨增加／（減少）額		(1,048,411)	(1,140,119)	4,202,227
現金及現金等價物的年初餘額		6,003,271	4,954,860	3,814,741
現金及現金等價物的年末餘額	第4節(8)	4,954,860	3,814,741	8,016,968

5. 所有者權益變動表（續）

(1) 股本

	於12月31日		
	2001年	2002年	2003年
	千股	千股	千股
註冊股份、已發行股份及實繳股份的數量（每股人民幣1元）	2,220,000	2,466,667	4,933,334

普通股持有人有權收取由　貴公司宣派的股息。

根據滙豐保險控股有限公司與　貴公司的入股協議，在2005年10月7日之前，如有需要，　貴公司將在法律允許的範圍內，採取增加發行股份及支付現金的方法，以確保滙豐保險控股有限公司在2002年認購　貴公司股份的每股價格不高於　貴公司將來發行新股的每股價格。

於2003年12月19日，　貴公司按每股人民幣1元增加股本2,466,666,667股，　貴公司的股本相應增至人民幣4,933,333,334元。上述增資以資本公積人民幣2,466,666,667元轉增股本完成。

(2) 可供分配的儲備

如第3(6)節所述，　貴公司及其子公司可供股東分配的利潤為按照中國公認會計準則編製的法定財務報表中的未分配利潤。上述未分配利潤不同於按國際財務報告準則編製的本概要中之未分配利潤。　貴公司的股票在香港聯合交易所有限公司主板上市後，　貴公司將按照以中國公認會計準則和國際財務報告準則確定的　貴集團未分配利潤中二者較低者進行股息分配。

根據《中華人民共和國公司法》，稅後利潤將按第3(6)節所述的方法提取法定盈餘公積和法定公益金。於2003年12月31日，　貴公司可供股東分配的利潤的最大值為在扣除最低應提取的法定盈餘公積和法定公益金後按中國公認會計準則確定的儲備。

5. 所有者權益變動表（續）

貴公司

	實收資本	資本公積	盈餘公積	公益金	總準備金	淨未實現收益／（虧損）	未分配利潤／（未彌補虧損）	合計
		儲備						
	人民幣千元 (1)	人民幣千元	人民幣千元 第3節(6)	人民幣千元 第3節(6)	人民幣千元	人民幣千元	人民幣千元	人民幣千元
2001年1月1日餘額	2,220,000	582,087	1,258,258	202,092	394,509	974,336	(2,736,871)	2,894,411
截至2001年12月31日止年度之淨利潤	–	–	–	–	–	–	2,951,903	2,951,903
可供出售的投資之淨收益	–	–	–	–	–	69,674	–	69,674
可供出售的投資之淨收益由權益轉入利潤表	–	–	–	–	–	(433,862)	–	(433,862)
已確認之遞延稅項淨額	–	–	–	–	–	54,628	–	54,628
分配任意盈餘公積	–	–	814,398	–	–	–	(814,398)	–
宣派股息	–	–	–	–	–	–	(266,400)	(266,400)
分配法定盈餘公積	–	–	176,093	88,046	–	–	(264,139)	–
2001年12月31日餘額	2,220,000	582,087	2,248,749	290,138	394,509	664,776	(1,129,905)	5,270,354
截至2002年12月31日止年度之淨利潤	–	–	–	–	–	–	2,398,171	2,398,171
可供出售的投資之淨損失	–	–	–	–	–	(103,112)	–	(103,112)
可供出售的投資之淨收益由權益轉入利潤表	–	–	–	–	–	(230,027)	–	(230,027)
已確認之遞延稅項淨額	–	–	–	–	–	49,971	–	49,971
新增資本	246,667	4,703,098	–	–	–	–	–	4,949,765
從權益中扣除的轉出至子公司之可供出售的投資的淨損失	–	–	–	–	–	(381,608)	–	(381,608)
分配任意盈餘公積	–	–	448,369	–	–	–	(448,369)	–
宣派股息	–	–	–	–	–	–	(266,400)	(266,400)
分配法定盈餘公積	–	–	182,459	91,230	–	–	(273,689)	–
2002年12月31日餘額	2,466,667	5,285,185	2,879,577	381,368	394,509	–	279,808	11,687,114
資本公積轉增資本	2,466,667	(2,466,667)	–	–	–	–	–	–
截至2003年12月31日止年度之淨利潤	–	–	–	–	–	–	2,320,368	2,320,368
直接記入權益的子公司於可供出售的投資之淨損失	–	–	–	–	–	(562,049)	–	(562,049)
分配任意盈餘公積	–	–	1,057,567	–	–	–	(1,057,567)	–
宣派股息	–	–	–	–	–	–	(493,333)	(493,333)
分配法定盈餘公積	–	–	210,615	105,308	–	–	(315,923)	–
2003年12月31日餘額	4,933,334	2,818,518	4,147,759	486,676	394,509	(562,049)	733,353	12,952,100

5. 所有者權益變動表（續）

	實收資本	資本公積	盈餘公積	公益金	總準備金	淨未實現收益／(虧損)	未分配利潤／(未彌補虧損)	合計
		儲備						
	人民幣千元 (1)	人民幣千元	人民幣千元 第3節(6)	人民幣千元 第3節(6)	人民幣千元	人民幣千元	人民幣千元	人民幣千元
可供出售的投資之淨虧損	–	–	–	–	–	(768,235)	–	(768,235)
可供出售的投資之淨虧損由權益轉入利潤表	–	–	–	–	–	107,001	–	107,001
已確認之遞延税項淨額	–	–	–	–	–	99,185	–	99,185
分配任意盈餘公積	–	–	1,057,567	–	–	–	(1,057,567)	–
宣派股息	–	–	–	–	–	–	(493,333)	(493,333)
分配法定盈餘公積	–	–	210,615	105,308	–	–	(315,923)	–
2003年12月31日餘額	4,933,334	2,818,518	4,147,759	486,676	394,509	(180,441)	351,745	12,952,100

5. 所有者權益變動表

以下是有關期間 貴集團合併所有者權益變動表和 貴公司所有者權益變動表：

貴集團

	實收資本	資本公積	盈餘公積	公益金	總準備金	淨未實現收益／（虧損）	未分配利潤／（未彌補虧損）	合計
		儲備						
	人民幣千元 (1)	人民幣千元	人民幣千元 第3節(6)	人民幣千元 第3節(6)	人民幣千元	人民幣千元	人民幣千元	人民幣千元
2001年1月1日餘額	2,220,000	582,087	1,258,258	202,092	394,509	974,336	(2,736,871)	2,894,411
截至2001年12月31日止年度之淨利潤	–	–	–	–	–	–	2,951,903	2,951,903
可供出售的投資之淨收益	–	–	–	–	–	69,674	–	69,674
可供出售的投資之淨收益由權益轉入利潤表	–	–	–	–	–	(433,862)	–	(433,862)
已確認之遞延税項淨額	–	–	–	–	–	54,628	–	54,628
分配任意盈餘公積	–	–	814,398	–	–	–	(814,398)	–
宣派股息	–	–	–	–	–	–	(266,400)	(266,400)
分配法定盈餘公積	–	–	176,093	88,046	–	–	(264,139)	–
2001年12月31日餘額	2,220,000	582,087	2,248,749	290,138	394,509	664,776	(1,129,905)	5,270,354
截至2002年12月31日止年度之淨利潤	–	–	–	–	–	–	2,016,563	2,016,563
可供出售的投資之淨損失	–	–	–	–	–	(103,112)	–	(103,112)
可供出售的投資之淨收益由權益轉入利潤表	–	–	–	–	–	(230,027)	–	(230,027)
已確認之遞延税項淨額	–	–	–	–	–	49,971	–	49,971
新增資本	246,667	4,703,098	–	–	–	–	–	4,949,765
分配任意盈餘公積	–	–	448,369	–	–	–	(448,369)	–
宣派股息	–	–	–	–	–	–	(266,400)	(266,400)
分配法定盈餘公積	–	–	182,459	91,230	–	–	(273,689)	–
2002年12月31日餘額	2,466,667	5,285,185	2,879,577	381,368	394,509	381,608	(101,800)	11,687,114
資本公積轉增資本	2,466,667	(2,466,667)	–	–	–	–	–	–
截至2003年12月31日止年度之淨利潤	–	–	–	–	–	–	2,320,368	2,320,368

4. 資產負債表（續）

經營租賃應收租金

貴集團簽訂了多項租賃合約租出其物業。根據不可撤消之租賃合約，未來最低應收租金如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
1年以內	71,209	73,203	64,905
1年至5年	68,926	77,002	53,451
5年以上	21,870	23,326	1,556
	162,005	173,531	119,912

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
1年以內	8,627	–	–
1年至5年	7,088	–	–
5年以上	198	–	–
	15,913	–	–

(27) 或有負債

鑒於保險業務的性質， 貴集團在開展正常業務時，會涉及各種估計、或有事項及法律訴訟，包括在訴訟中作為原告與被告及在仲裁中作為申請人與被申請人。上述糾紛所產生的不利影響主要包括保單的索賠。在考慮了律師的建議後，如果管理層能對上述訴訟的影響做出合理估計，則已對可能發生的損失計提準備。

對於無法合理預計結果及管理層認為敗訴可能性極小的未決訴訟或可能的違約，不計提相關準備。對於上述未決訴訟，管理層認為任何最終裁定結果產生的義務對 貴集團的財務狀況和經營結果不會造成重大負面影響。

4. 資產負債表(續)

(26) 承諾

資本承諾

貴集團有關物業開發及投資的資本承諾如下：

貴集團及貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
已簽約未撥備	96,232	173,000	282,000
已授權未簽約	58,672	1,553,000	2,110,328

經營租賃承諾

貴集團簽訂了多項辦公室及職工宿舍等的租賃合約。根據不可撤消之租賃合約，未來最低租賃付款額如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
1年以內	230,832	338,997	355,181
1年至5年	284,911	289,106	309,506
5年以上	6,861	65,977	11,189
	522,604	694,080	675,876

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
1年以內	230,832	–	–
1年至5年	284,911	–	–
5年以上	6,861	–	–
	522,604	–	–

4. 資產負債表（續）

信用風險

信用風險是指，對固定收益投資而言， 貴集團的債務人到期未能支付本金或利息而引起經濟損失的風險，或對權益投資而言，因被投資公司經營失敗而引起損失的風險。 貴集團主要會遭受的信用風險與其存放在商業銀行的定期存款、所投資的中國企業債券與再保險公司的再保險安排有關。 貴集團通過詳細的信用控制的政策，對潛在投資進行信用分析和在投資組合中對債務人設定整體額度來控制信用風險。

流動性風險

流動性風險是指 貴集團無法籌集足夠資金以償還到期債務的風險。 貴集團部份保單允許退保、撤單或以其他方式提前終止保單，使 貴集團面臨潛在的流動性風險。 貴集團通過使投資資產的期限與對應保險責任的期限相匹配來控制流動性風險。

集中風險

集中風險指 貴集團因將重大投資集中於單一實體、關聯實體集團或行業分部而遭受重大損失的風險。 貴集團通過限制對單一實體或關聯實體集團的投資來控制集中風險。

匯率風險

匯率風險是指因外匯匯率變化而產生損失的風險。 貴集團業務中人民幣和其他外幣的匯率變動會影響其財務狀況及其經營業績。 貴集團通過將外匯淨餘額控制在低水平以控制貨幣風險。

經營風險

經營風險是由於缺乏足夠針對業務流程、人員和系統的內部控制，或內部控制失效、或由於不可控制的外部事件而引起損失的風險。 貴集團在管理其業務時會面臨多種由於缺乏或忽略適當的授權、書面支持和確保操作與信息安全的程序，或由於員工的錯誤與舞弊而產生的風險。 貴集團努力嘗試通過建立清晰的政策並要求記錄完整的業務程序來確保交易通過適當授權、書面支持與記錄來管理其經營風險。

4. 資產負債表（續）

(23) 保險保障基金

貴集團須按財產保險、人身意外傷害保險、短期健康保險等業務的淨保費收入的1%提取保險保障基金。當保險保障基金達到按中國公認會計準則計算的總資產的6%時，停止提取該項基金。

(24) 信託管理之資產

平安信託和平安證券為獨立第三方歸集和管理現金投資。信託管理之資產如下：

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
平安信託	—	107,580	188,834
平安證券	不適用	不適用	112,102

於2001年5月22日至2003年10月22日，平安證券為　貴集團的關聯方。

(25) 風險管理

產品風險

產品風險是指由於受投資收益率、費用、賠付及保戶行為的影響，而使　貴集團保險產品向保戶實際支付的賠款與　貴集團產品設計定價時預計賠款產生差異所導致的風險。　貴集團通過密切監督產品設計、定價及實際賠款金額以控制產品風險。另外，　貴集團還通過運用合計的自留額和巨災再保險來減低產品風險。

資產與負債的失衡風險

貴集團資產與負債管理的目標是配比資產與負債的期限與利率。然而，在現行的法規與市場環境下，　貴集團沒有期限足夠長的資產可供投資，以與人壽保險的保險責任期限配比。當法規與市場環境允許時，　貴集團有意通過延長資產期限，以配比新產生的保證收益率較低的負債，減小與現有的保證收益率較高的負債的差異。

市場風險

市場風險是指因利率、市場價格的變動或其他因素引起對市場風險敏感的金融工具的價值變化，從而導致未來的收入、公允價值與未來現金流量產生潛在損失的風險。市場價值風險歸結於所有對市場風險敏感的金融工具。

4. 資產負債表（續）

(22) 壽險責任準備金

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
年初餘額	59,066,223	83,880,370	119,528,236
當年計提	24,814,147	35,647,866	40,416,519
年末餘額	83,880,370	119,528,236	159,944,755

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
年初餘額	59,066,223	83,880,370	—
當年計提	24,814,147	35,764,562	—
轉入公司	—	(119,644,932)	—
年末餘額	83,880,370	—	—

貴集團於保費收入確認時，按估計未來保單給付現值減估計未來向保戶收取的淨保費收入的現值提取壽險責任準備金。作出這些估計依據的精算假設如下：

(i) 利率假設以　貴集團投資的估計未來收益為依據。在厘定利率假設時，　貴集團考慮了過去的投資經驗、現在及未來的投資組合及各類資產的預計收益。毛保費準備金及損失確認測試乃以組合方式考慮，並且最佳估計利率由目前的4%最終增至五年後的5%。

(ii) 因被保險人年齡不同而有異的死亡率和發病率以及因保單類別不同而有異的失效率，乃基於保單簽發當日的預計經驗並考慮不利偏差（如適用）的影響。死亡率、發病率和失效率假設，乃以　貴集團實際發生的死亡率、發病率和失效率經驗分析結果為根據。

(iii) 費用率的計算依據是預期單位成本並考慮不利偏差（如適用）的影響。單位成本已依據實際經驗分析計算。

(iv) 保戶紅利每年決定一次。保戶紅利包括淨收益中保戶應享有的部份和允許的未實現投資收益，按照保單、相關規定及　貴集團的分配方法確定。在滿足相關規定的前提下，投資、死亡率和發病率結果可能被經驗忽略或者是成為對保費機制的調整。

4. 資產負債表（續）

貴公司－可攤回未決賠款準備金

	財產保險 人民幣千元	人壽保險 人民幣千元	合計 人民幣千元
於2001年1月1日	402,108	27,000	429,108
當年變動額	256,292	1,100	257,392
於2001年12月31日	658,400	28,100	686,500
當年變動額	44,454	44,452	88,906
轉讓給子公司	(702,854)	(72,552)	(775,406)
於2002年12月31日	–	–	–
當年變動額	–	–	–
於2003年12月31日	–	–	–

(21) 未到期責任準備金

貴集團

	財產保險 人民幣千元	人壽保險 人民幣千元	合計 人民幣千元
於2001年1月1日	1,981,605	649,507	2,631,112
當年增加額	960,694	302,809	1,263,503
於2001年12月31日	2,942,299	952,316	3,894,615
當年增加額	1,177,292	224,519	1,401,811
於2002年12月31日	4,119,591	1,176,835	5,296,426
當年增加額	228,955	255,838	484,793
於2003年12月31日	4,348,546	1,432,673	5,781,219

貴公司

	財產保險 人民幣千元	人壽保險 人民幣千元	合計 人民幣千元
於2001年1月1日	1,962,097	649,507	2,611,604
當年增加額	962,394	302,809	1,265,203
於2001年12月31日	2,924,491	952,316	3,876,807
當年增加額	1,144,689	224,519	1,369,208
轉入子公司	(4,069,180)	(1,176,835)	(5,246,015)
於2002年12月31日	–	–	–
當年增加額	–	–	–
於2003年12月31日	–	–	–

4. 資產負債表（續）

(20) 未決賠款準備金及可攤回未決賠款準備金

貴集團－未決賠款準備金

	財產保險	人壽保險	合計
	人民幣千元	人民幣千元	人民幣千元
於2001年1月1日	1,262,618	143,817	1,406,435
當年變動額	837,720	3,878	841,598
於2001年12月31日	2,100,338	147,695	2,248,033
當年變動額	162,533	425,151	587,684
於2002年12月31日	2,262,871	572,846	2,835,717
當年變動額	891,682	1,089,320	1,981,002
於2003年12月31日	3,154,553	1,662,166	4,816,719

貴集團－可攤回未決賠款準備金

	財產保險	人壽保險	合計
	人民幣千元	人民幣千元	人民幣千元
於2001年1月1日	402,108	27,000	429,108
當年變動額	256,292	1,100	257,392
於2001年12月31日	658,400	28,100	686,500
當年變動額	44,454	44,452	88,906
於2002年12月31日	702,854	72,552	775,406
當年變動額	475,223	87,410	562,633
於2003年12月31日	1,178,077	159,962	1,338,039

貴公司－未決賠款準備金

	財產保險	人壽保險	合計
	人民幣千元	人民幣千元	人民幣千元
於2001年1月1日	1,230,693	143,817	1,374,510
當年變動額	838,883	3,878	842,761
於2001年12月31日	2,069,576	147,695	2,217,271
當年變動額	177,228	425,151	602,379
轉讓給子公司	(2,246,804)	(572,846)	(2,819,650)
於2002年12月31日	–	–	–
當年變動額	–	–	–
於2003年12月31日	–	–	–

4. 資產負債表(續)

(18) 客戶保證金

客戶保證金為2003年12月31日客戶在平安證券用於證券交易目的而存放的資金。

(19) 短期借款

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
短期借款	582	317	–
質押拆借－賣出回購證券	3,000,000	8,312,949	200,000
合計	3,000,582	8,313,266	200,000
質押拆借期限－賣出回購證券	14天－20天	7天－183天	7天
質押拆借利率範圍－賣出回購證券	2.14%－2.24%	2.10%－3.27%	2.14%

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
質押拆借－賣出回購證券	3,000,000	–	–
質押拆借期限－賣出回購證券	14天－20天	不適用	不適用
質押拆借利率範圍－賣出回購證券	2.14%－2.24%	不適用	不適用

質押借款中的質押物為　貴集團持有的債券,其賬面價值約超過借款金額的10%。如未出現違約的情況,貸款方不能出售或再抵押該等債券。

4. 資產負債表（續）

(17) 遞延税項資產與遞延税項負債

遞延税項資產如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
遞延税項資產，年初餘額	472,464	268,704	198,523
本年確認為收入或支出（第3(5)節）	(258,388)	(120,152)	(5,085)
本年在權益中確認	54,628	49,971	99,185
遞延税項資產，年末餘額	268,704	198,523	292,623
遞延税項資產的組成部份列示如下：			
壽險責任準備金	2,100,265	2,794,537	3,143,986
未決賠款準備金	18,398	42,785	86,150
未到期責任準備金	42,488	66,893	71,549
遞延保單獲得成本	(1,868,516)	(2,621,391)	(3,054,092)
因交易而持有的投資及可供出售的投資的公允價值調整	(117,547)	(84,149)	40,498
同業拆借及貸款的壞賬準備	47,454	28,948	13,487
資產減值	18,821	10,243	5,937
其他	27,341	(39,343)	(14,892)
合計	268,704	198,523	292,623

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
遞延税項資產／（負債）的組成部份列示如下：			
壽險責任準備金	2,100,265	–	–
未決賠款準備金	18,398	–	–
未到期責任準備金	42,488	–	–
遞延保單獲得成本	(1,868,516)	–	–
因交易而持有的投資及可供出售的投資的公允價值調整	(117,547)	–	–
同業拆借及貸款的壞賬準備	47,454	–	–
資產減值	18,821	–	–
其他	23,500	(24,667)	–
合計	264,863	(24,667)	–

貴公司的管理層相信，未來將產生足夠的應税所得以利用遞延税項資產。

4. 資產負債表（續）

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
成本	242,533	300	442
減：累計減值準備	(47,592)	–	–
賬面淨值	194,941	300	442

在建工程主要為物業的建造成本。

(15) 土地使用權

土地使用權均為依照中國法律取得，具有一定期限，其相關成本按直綫法攤銷。所有的土地均位於中國境內。土地使用權於2003年12月31日之淨值將在50至70年的使用期限內攤銷。

截至2003年12月31日， 貴集團賬面淨值計人民幣635,718,000元的土地使用權的產權證明正在申辦中。其中，人民幣543,000,000元為建造上海新增物業已發生的土地獲得成本。 貴公司管理層認為，於2001年、2002年和2003年12月31日，已對沒有產權證明的土地使用權提取了充足的減值準備。

(16) 商譽

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
成本	–	–	244,533
減：累計攤銷	–	–	(3,127)
賬面淨值	–	–	241,406

4. 資產負債表（續）

貴公司

	於2001年12月31日			
	成本	累計折舊	累計減值準備	賬面淨值
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
租賃固定資產改良	241,964	(97,390)	—	144,574
建築物	1,111,100	(171,229)	(23,356)	916,515
辦公設備、家具及裝修	698,472	(371,275)	—	327,197
運輸設備	316,131	(189,011)	—	127,120
	2,367,667	(828,905)	(23,356)	1,515,406

	於2002年12月31日			
	成本	累計折舊	累計減值準備	賬面淨值
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
租賃固定資產改良	—	—	—	—
建築物	—	—	—	—
辦公設備、家具及裝修	3,060	(2,550)	—	510
運輸設備	—	—	—	—
	3,060	(2,550)	—	510

	於2003年12月31日			
	成本	累計折舊	累計減值準備	賬面淨值
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
租賃固定資產改良	—	—	—	—
建築物	—	—	—	—
辦公設備、家具及裝修	4,565	(2,883)	—	1,682
運輸設備	—	—	—	—
	4,565	(2,883)	—	1,682

(14) 在建工程

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
成本	270,548	201,504	157,231
減：累計減值準備	(63,483)	(58,634)	(11,000)
賬面淨值	207,065	142,870	146,231

4. 資產負債表（續）

(13) 物業、機器及設備

貴集團

	於2001年12月31日			
	成本	累計折舊	累計減值準備	賬面淨值
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
租賃固定資產改良	307,823	(163,249)	—	144,574
建築物	2,028,029	(120,209)	(46,825)	1,860,995
辦公設備、家具及裝修	710,920	(374,641)	—	336,279
運輸設備	323,444	(195,108)	—	128,336
	3,370,216	(853,207)	(46,825)	2,470,184

	於2002年12月31日			
	成本	累計折舊	累計減值準備	賬面淨值
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
租賃固定資產改良	507,061	(262,452)	—	244,609
建築物	2,231,973	(171,269)	(76,639)	1,984,065
辦公設備、家具及裝修	845,122	(510,969)	—	334,153
運輸設備	409,337	(268,394)	—	140,943
	3,993,493	(1,213,084)	(76,639)	2,703,770

	於2003年12月31日			
	成本	累計折舊	累計減值準備	賬面淨值
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
租賃固定資產改良	667,307	(398,898)	—	268,409
建築物	2,529,304	(231,969)	(94,784)	2,202,551
辦公設備、家具及裝修	1,339,178	(727,020)	(39,759)	572,399
運輸設備	433,313	(329,950)	—	103,363
	4,969,102	(1,687,837)	(134,543)	3,146,722

於2003年12月31日， 貴集團賬面淨值為人民幣418,123,000元的投資物業產權證明正在申辦中。管理層認為，於2001年、2002年和2003年12月31日，已對沒有產權證書之物業、機器及設備提取了充足的減值準備。

4. 資產負債表（續）

貴公司

	財產保險	短期人壽保險	長期人壽保險	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於2001年1月1日	306,087	101,323	7,519,546	7,926,956
遞延獲得成本	665,951	280,225	6,237,937	7,184,113
攤銷	(545,062)	(242,510)	(1,866,722)	(2,654,294)
計入利潤表中的遞延獲得成本變動額	120,889	37,715	4,371,215	4,529,819
於2001年12月31日	426,976	139,038	11,890,761	12,456,775
遞延獲得成本	1,033,319	406,796	6,879,925	8,320,040
攤銷	(739,367)	(337,639)	(2,223,867)	(3,300,873)
計入利潤表中的遞延獲得成本變動額	293,952	69,157	4,656,058	5,019,167
轉入子公司	(720,928)	(208,195)	(16,546,819)	(17,475,942)
於2002年12月31日	–	–	–	–
遞延獲得成本	–	–	–	–
攤銷	–	–	–	–
計入利潤表中的遞延獲得成本變動額	–	–	–	–
於2003年12月31日	–	–	–	–

(12) 法定保證金

於2003年12月31日，平安壽險及平安產險分別將人民幣760,000,000元和人民幣440,000,000元的法定保證金存放於中國之銀行。　貴公司之上述子公司依據中國保險法按照不少於其註冊資本總額的20%分別存入上述保證金。

4. 資產負債表（續）

(11) 遞延保單獲得成本

貴集團

	財產保險	短期人壽保險	長期人壽保險	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於2001年1月1日	306,087	101,323	7,519,546	7,926,956
遞延獲得成本	665,951	280,225	6,237,937	7,184,113
攤銷	(545,062)	(242,510)	(1,866,722)	(2,654,294)
計入利潤表中的遞延獲得成本變動額	120,889	37,715	4,371,215	4,529,819
於2001年12月31日	426,976	139,038	11,890,761	12,456,775
遞延獲得成本	1,033,319	406,796	6,879,925	8,320,040
攤銷	(739,367)	(337,639)	(2,223,867)	(3,300,873)
計入利潤表中的遞延獲得成本變動額	293,952	69,157	4,656,058	5,019,167
於2002年12月31日	720,928	208,195	16,546,819	17,475,942
遞延獲得成本	1,029,597	506,065	5,947,230	7,482,892
攤銷	(992,427)	(462,869)	(3,142,928)	(4,598,224)
計入利潤表中的遞延獲得成本變動額	37,170	43,196	2,804,302	2,884,668
於2003年12月31日	758,098	251,391	19,351,121	20,360,610

4. 資產負債表（續）

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
2個月以內	293,645	—	—
3至5個月	57,515	—	—
5個月以上	36,761	—	—
合計	387,921	—	—

就超過保戶信用期限的應收保費，　貴集團制定了相關的信用控制程序。

(10) 應收利息

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
應收利息	182,153	415,667	316,463
減：壞賬準備	(37,914)	(22,081)	—
應收利息淨值	144,239	393,586	316,463

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
應收利息	182,153	635	9,428
減：壞賬準備	(37,914)	—	—
應收利息淨值	144,239	635	9,428

貴集團對預計不能收回的應收利息計提壞賬準備。應收利息預期在一年內收回。

4. 資產負債表（續）

(9) 應收保費

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
應收保費	605,311	596,955	529,174
減：壞賬準備	(204,510)	(204,510)	(89,918)
應收保費淨值	400,801	392,445	439,256

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
應收保費	592,431	–	–
減：壞賬準備	(204,510)	–	–
應收保費淨值	387,921	–	–

貴集團對預計不能收回的應收保費定期計提壞賬準備。普通保險客戶可獲得的信用期一般為一個月，大客戶可延長至五個月。高級管理層定期審查逾期餘額。

應收保費之賬齡分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
2個月以內	297,467	314,901	364,738
3至5個月	63,282	64,096	50,848
5個月以上	40,052	13,448	23,670
合計	400,801	392,445	439,256

4. 資產負債表（續）

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
現金及銀行存款	1,665,356	52,568	177,186
存放於平安證券之保證金	3,064,451	—	—
現金及現金等價物	4,729,807	52,568	177,186
存放於平安證券之保證金存款的利率範圍（年利率）	2.07%	不適用	不適用

存放於平安證券的保證金存款乃　貴集團為證券交易而存放。該存款的提取不受限制。該存款的利率按中國人民銀行公佈的銀行間同業存款利率確定。

現金等價物存在信用風險。信用風險最大值按其投資的賬面價值列示。信用風險集中程度會因應　貴集團於特定銀行存放大量現金等價物而增加。信用風險集中程度分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
存放於中國銀行之現金等價物	330,541	468,173	1,468,339
存放於廣東發展銀行之現金等價物	52,006	232,515	622,915

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
存放於中國銀行之現金等價物	327,843	3,105	76,580
存放於廣東發展銀行之現金等價物	50,292	14,895	97,715

4. 資產負債表（續）

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
成本	450,215	–	–
減：累計折舊	(51,609)	–	–
賬面淨值	398,606	–	–
公允價值	450,459	–	–

投資物業於2003年12月31日之公允價值由獨立財產評估師行西門（遠東）有限公司進行估值，該估價師行擁有具備專業資格的測量師。該獨立財產評估師的地址是：香港灣仔駱克道188號兆安中心22樓。

(8) 現金及現金等價物

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
現金及銀行存款	1,890,409	3,330,257	8,016,968
存放於平安證券之保證金	3,064,451	484,484	–
存放於其他金融機構之保證金	–	–	–
現金及現金等價物	4,954,860	3,814,741	8,016,968
存放於平安證券之保證金存款的利率範圍（年利率）	2.07%	1.89% – 2.07%	1.62% – 1.89%

由於　貴公司經營規模的擴大和等待合適的投資機會，2003年12月31日之現金及現金等價物與2002年12月31日相比增加約人民幣42.00億元。

4. 資產負債表（續）

貴公司

	於12月31日		
	2001年	**2002年**	**2003年**
	人民幣千元	**人民幣千元**	**人民幣千元**
同業拆借及貸款的原始期限：			
同業拆借及貸款的原始期限：			
同業拆借	360天－2,880天	不適用	不適用
貸款	30天－720天	不適用	不適用
質押貸款－買入返售證券	4天－182天	不適用	不適用
保單質押貸款	180天	不適用	不適用
利率範圍（年利率）：			
同業拆借	10.26%－19.20%	不適用	不適用
貸款	10.50%－30.00%	不適用	不適用
質押貸款－買入返售證券	2.33%－5.88%	不適用	不適用
保單質押貸款	5.50%－7.50%	不適用	不適用

信用風險

同業拆借及貸款存在信用風險。信用風險最大值按其投資的賬面價值列示於資產負債表中。保單質押貸款因用作質押的保單的現金價值高於相應的貸款金額而不存在信用風險。

同業拆借及貸款不會集中提供給個人或具有非常相似特質的群體，而因該群體各成員的償債能力會因經濟或其他因素的變動而受到類似的影響。

(7) 投資物業

貴集團

	於12月31日		
	2001年	**2002年**	**2003年**
	人民幣千元	**人民幣千元**	**人民幣千元**
成本	1,690,696	1,790,974	1,670,237
減：累計折舊	(139,871)	(231,290)	(251,622)
累計減值準備	(27,473)	(65,707)	(85,515)
賬面淨值	1,523,352	1,493,977	1,333,100
公允價值	1,598,320	1,629,639	1,642,716

於2003年12月31日， 貴集團賬面淨值計人民幣474,285,000元的投資物業產權證明正在申辦中。管理層認為，於2001年、2002年和2003年12月31日，已對沒有產權證書之投資物業提取了充足的減值準備。

4. 資產負債表（續）

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
拆借，攤餘成本（扣除減值準備）	20,292	–	–
貸款，攤餘成本（扣除減值準備）	50,642	–	–
質押貸款－買入返售證券，攤餘成本	6,019,966	–	–
保單質押貸款，攤餘成本	83,389	–	–
同業拆借及貸款，淨額	6,174,289	–	–

質押貸款以政府債為質押物。該等政府債的公允價值大約等於質押貸款的賬面價值。在沒有違約的情況下， 貴集團不得轉讓或抵押該等債券。

利率風險

同業拆借及貸款存在利率風險。利率風險按同業拆借及貸款的原始期限和利率分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
同業拆借及貸款的原始期限：			
同業拆借	360天－2,880天	不適用	不適用
貸款	30天－720天	30天－180天	30天－180天
質押貸款－買入返售證券	4天－182天	3天－182天	3天－182天
保單質押貸款	180天	180天	180天
利率範圍（年利率）：			
同業拆借	10.26%－19.20%	不適用	不適用
貸款	10.50%－30.00%	15.00%－30.00%	15.00%－30.00%
質押貸款－買入返售證券	2.33%－5.88%	1.94%－3.79%	2.46%－7.50%
保單質押貸款	5.50%－7.50%	5.50%－7.50%	5.50%－7.50%

4. 資產負債表(續)

信用風險

定期存款存在信用風險。信用風險最大值按其投資的賬面價值列示。信用風險集中程度會因應 貴集團於特定銀行存入大量定期存款而增加。定期存款按信用風險最大值及其信用風險集中程度分析如下:

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
信用風險最大值	45,922,715	73,438,880	78,233,003
信用風險集中程度:			
存放於中國銀行之定期存款	7,840,677	12,647,272	10,167,086
存放於廣東發展銀行之定期存款	7,436,742	9,509,466	8,380,759

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
信用風險最大值	45,864,779	5,316,380	4,710,730
信用風險集中程度:			
存放於中國銀行之定期存款	7,840,677	4,966,380	4,138,350
存放於廣東發展銀行之定期存款	7,378,806	—	12,788

(6) 源生貸款及應收款－同業拆借及貸款

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
拆借,攤餘成本(扣除減值準備)	20,292	—	—
貸款,攤餘成本(扣除減值準備)	80,136	47,013	20,900
質押貸款－買入返售證券,攤餘成本	6,019,966	9,348,752	2,967,648
保單質押貸款,攤餘成本	83,389	145,732	296,926
同業拆借及貸款,淨額	6,203,783	9,541,497	3,285,474

4. 資產負債表（續）

(5) 源生貸款及應收款 — 定期存款

利率風險

銀行定期存款存在利率風險，定期存款按到期日和利率範圍分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
於各到期期間銀行定期存款賬面價值：			
1年以內	2,446,915	6,500,322	3,688,988
1年至5年	28,307,800	55,952,178	62,970,995
5年以上	15,168,000	10,986,380	11,573,020
合計	45,922,715	73,438,880	78,233,003
利率範圍（年利率）	1.38% − 7.50%	1.19% − 7.50%	0.50% − 7.50%

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
於各到期期間銀行定期存款賬面價值：			
1年以內	2,388,979	100,000	322,380
1年至5年	28,307,800	250,000	—
5年以上	15,168,000	4,966,380	4,388,350
合計	45,864,779	5,316,380	4,710,730
利率範圍（年利率）	1.38% − 7.50%	1.98% − 5.77%	0.55% − 5.77%

4. 資產負債表（續）

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
於各到期期間債券的攤餘成本：			
1年以內	–	–	–
1年至5年	1,000,000	–	–
5年以上	3,170,000	–	–
合計	4,170,000	–	–
債券的實際利率範圍（年利率）	2.51% – 5.68%	不適用	不適用

信用風險

債券投資存在信用風險。信用風險最大值按其投資的賬面價值列示。信用風險集中程度會因應　貴集團大量持有特定債券發行人的債券而增加。債券投資按信用風險最大值及其信用風險集中程度分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
信用風險最大值	4,170,000	5,666,617	19,169,863
信用風險集中程度：			
政府債	1,810,000	2,220,938	7,123,468
金融債	2,360,000	3,139,324	10,135,962
企業債	–	306,355	1,910,433
合計	4,170,000	5,666,617	19,169,863

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
信用風險最大值	4,170,000	–	–
信用風險集中程度：			
政府債	1,810,000	–	–
金融債	2,360,000	–	–
企業債	–	–	–
合計	4,170,000	–	–

4. 資產負債表（續）

債券投資的攤餘成本按公允價值及計算該價值的貼現率範圍分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
攤餘成本	4,170,000	5,666,617	19,169,863
公允價值	4,412,782	5,691,137	19,060,210
計算非上市債券公允價值的貼現率範圍	1.89% – 3.86%	3.41% – 4.86%	1.67% – 5.26%

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
攤餘成本	4,170,000	–	–
公允價值	4,412,782	–	–
計算非上市債券公允價值的貼現率範圍	1.89% – 3.86%	不適用	不適用

利率風險

債券投資存在利率風險，利率風險按到期日和實際利率分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
於各到期期間債券的攤餘成本：			
1年以內	–	20,000	496,315
1年至5年	1,000,000	1,968,974	3,709,104
5年以上	3,170,000	3,677,643	14,964,444
合計	4,170,000	5,666,617	19,169,863
債券的實際利率範圍（年利率）	2.51% – 5.68%	1.00% – 4.76%	1.00% – 5.10%

4. 資產負債表（續）

利率風險

債券投資存在利率風險，利率風險按到期日和實際利率分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
於各到期期間債券的攤餘成本：			
1年以內	—	1,020,481	284,974
1年至5年	—	2,801,662	4,563,191
5年以上	—	6,168,881	27,483,541
合計	—	9,991,024	32,331,706
債券的實際利率範圍（年利率）	不適用	1.95% − 5.13%	1.95% − 5.13%

信用風險

債券投資存在信用風險，信用風險的最大值按投資的賬面價值列示。 信用風險集中程度會因應 貴集團大量持有特定債券發行人的債券而增加。債券投資按信用風險最大值及其信用風險集中程度分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
信用風險最大值	—	9,991,024	32,331,706
信用風險集中程度：			
政府債	—	7,428,273	21,344,073
金融債	—	1,204,561	5,315,398
企業債	—	1,358,190	5,672,235
合計	—	9,991,024	32,331,706

(4) 源生貸款及應收款 — 債券

在一級市場原始發行時所購買的債券若非意在立即出售或短期出售，則歸為源生貸款及應收款。

4. 資產負債表（續）

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
信用風險最大值	18,492,038	–	–
信用風險集中程度：			
政府債	14,601,888	–	–
金融債	1,133,888	–	–
企業債	2,756,262	–	–
合計	18,492,038	–	–

(3) 持有至到期的投資

該等債券的攤餘成本按公允價值和計算該價值的貼現率範圍分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
攤餘成本	–	9,991,024	32,331,706
公允價值	–	10,151,961	31,407,240
計算非上市債券公允價值的貼現率範圍	不適用	4.68% – 4.86%	1.75% – 5.98%

上市債券投資之公允價值的計算與計算因交易而持有的投資和可供出售的投資的方法相同。

4. 資產負債表（續）

貴公司

	於12月31日		
	2001年	**2002年**	**2003年**
	人民幣千元	**人民幣千元**	**人民幣千元**
於各到期期間債券的公允價值：			
1年以內	1,757,375	—	—
1年至5年	9,407,179	—	—
5年以上	7,327,484	—	—
合計	18,492,038	—	—
債券的實際利率範圍（年利率）	1.64% — 4.89%	不適用	不適用

信用風險

債券投資存在信用風險。信用風險的最大值按投資的賬面價值來列示。信用風險集中程度會因應　貴集團大量持有特定債券發行人的債券而增加。信用風險按風險最大值及其信用風險集中程度分析如下：

貴集團

	於12月31日		
	2001年	**2002年**	**2003年**
	人民幣千元	**人民幣千元**	**人民幣千元**
信用風險最大值	18,494,333	22,497,430	14,564,065
信用風險集中程度：			
政府債	14,601,888	17,350,839	9,530,667
金融債	1,133,888	2,508,964	2,534,698
企業債	2,758,557	2,637,627	2,498,700
合計	18,494,333	22,497,430	14,564,065

4. 資產負債表（續）

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
上市債券投資，公允價值	5,323,837	–	–
非上市債券投資，公允價值	13,168,201	–	–
非上市權益證券投資，成本（扣除減值準備）	35,826	–	–
合計	18,527,864	–	–
計算非上市債券公允價值的貼現率範圍	1.63% – 5.30%	不適用	不適用

利率風險

債券投資存在利率風險，利率風險按到期日和實際利率分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
於各到期期間債券的公允價值：			
1年以內	1,759,670	4,997,602	6,448,577
1年至5年	9,407,179	5,491,223	1,082,133
5年以上	7,327,484	12,008,605	7,033,355
合計	18,494,333	22,497,430	14,564,065
債券的實際利率範圍（年利率）	1.64% – 4.89%	1.64% – 4.48%	1.90% – 5.08%

4. 資產負債表（續）

信用風險

債券投資存在信用風險。信用風險的最大值按投資的賬面價值列示。信用風險集中程度會因應 貴集團大量持有特定債券發行人的債券而增加。信用風險按風險最大值及其信用風險集中程度分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
信用風險最大值	1,091,343	591,452	2,111,103
信用風險集中程度：			
政府債	492,185	191,452	249,620
金融債	496,709	400,000	1,169,160
企業債	102,449	—	692,323
合計	1,091,343	591,452	2,111,103

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
信用風險最大值	1,091,343	—	—
信用風險集中程度：			
政府債	492,185	—	—
金融債	496,709	—	—
企業債	102,449	—	—
合計	1,091,343	—	—

(2) 可供出售的投資

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
上市債券投資，公允價值	5,323,837	15,603,725	12,408,024
非上市債券投資，公允價值	13,170,496	6,893,705	2,156,041
非上市權益證券投資，成本（扣除減值準備）	162,983	188,375	200,269
合計	18,657,316	22,685,805	14,764,334
計算非上市債券公允價值的貼現率範圍	1.63% － 5.30%	2.01% － 4.74%	0.86% － 4.77%

4. 資產負債表（續）

利率風險

債券投資存在利率風險，利率風險按到期日和實際利率分析如下：

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
於各到期期間債券的公允價值：			
1年以內	–	–	1,117,127
1年至5年	223,323	366,726	557,538
5年以上	868,020	224,726	436,438
合計	1,091,343	591,452	2,111,103
債券的實際利率範圍（年利率）	1.52% – 4.36%	2.73% – 3.90%	2.53% – 3.72%

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
於各到期期間債券的公允價值：			
1年以內	–	–	–
1年至5年	223,323	–	–
5年以上	868,020	–	–
合計	1,091,343	–	–
債券的實際利率範圍（年利率）	1.52% – 4.36%	不適用	不適用

4. 資產負債表（續）

(1) 因交易而持有的投資

貴集團

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
上市債券投資，公允價值	699,408	137,202	1,386,065
非上市債券投資，公允價值	391,935	454,250	725,038
上市權益投資，公允價值	26,648	9,628	39,653
上市證券投資基金，公允價值	2,415,827	2,835,991	4,648,297
合計	3,533,818	3,437,071	6,799,053
計算非上市債券公允價值的貼現率範圍	1.52% － 4.89%	2.19% － 4.74%	2.51% － 2.55%

貴公司

	於12月31日		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
上市債券投資，公允價值	699,408	－	－
非上市債券投資，公允價值	391,935	－	－
上市證券投資基金，公允價值	2,415,827	－	－
合計	3,507,170	－	－
計算非上市債券公允價值的貼現率範圍	1.52% － 4.89%	不適用	不適用

4. 資產負債表（續）

	附註	於12月31日		
		2001年	2002年	2003年
		人民幣千元	人民幣千元	人民幣千元
權益及負債				
權益：				
實收資本	第5節	2,220,000	2,466,667	4,933,334
儲備	第5節	4,180,259	8,940,639	7,285,413
未分配利潤／（未彌補虧損）	第5節	(1,129,905)	279,808	733,353
權益合計		5,270,354	11,687,114	12,952,100
負債：				
短期借款	(19)	3,000,000	—	—
預收保費		1,499,264	—	—
應付佣金		575,955	—	—
未決賠款準備金	(20)	2,217,271	—	—
應付分保賬款		13,286	—	—
應付股息		410	488	287
應付保戶紅利及準備金		118,119	—	—
保戶儲金		80,366	—	—
分保公司存入款項		268,297	—	—
未到期責任準備金	(21)	3,876,807	—	—
壽險責任準備金	(22)	83,880,370	—	—
應交税金		764,901	615,986	19,998
遞延税項負債	(17)	—	24,667	—
保險保障基金	(23)	538,306	—	—
其他負債		1,263,623	18,042	43,432
投資連結保險投資賬戶負債		4,979,034	—	—
負債合計		103,076,009	659,183	63,717
權益及負債合計		108,346,363	12,346,297	13,015,817

4. 資產負債表（續）

貴公司

	附註	於12月31日 2001年	2002年	2003年
		人民幣千元	人民幣千元	人民幣千元
資產				
投資：				
因交易而持有的投資	(1)	3,507,170	–	–
可供出售的投資	(2)	18,527,864	–	–
源生貸款及應收款：				
債券	(4)	4,170,000	–	–
定期存款	(5)	45,864,779	5,316,380	4,710,730
同業拆借及貸款	(6)	6,174,289	–	–
於聯營公司之投資		2,882,000	4,452,585	8,110,508
投資物業淨值	(7)	398,606	–	–
投資資產合計		81,524,708	9,768,965	12,821,238
其他資產：				
現金及現金等價物	(8)	4,729,807	52,568	177,186
應收保費淨值	(9)	387,921	–	–
應收利息淨值	(10)	144,239	635	9,428
應收關聯方非貿易性款項		164,047	2,504,923	–
可攤回未決賠款準備金	(20)	686,500	–	–
遞延保單獲得成本	(11)	12,456,775	–	–
法定保證金		444,000	–	–
物業、機器及設備淨值	(13)	1,515,406	510	1,682
在建工程淨值	(14)	194,941	300	442
土地使用權淨值	(15)	57,626	–	–
遞延税項資產	(17)	264,863	–	–
其他資產		796,496	18,396	5,841
投資連結保險投資賬戶資產		4,979,034	–	–
其他資產合計		26,821,655	2,577,332	194,579
資產合計		108,346,363	12,346,297	13,015,817

4. 資產負債表（續）

	附註	於12月31日 2001年 人民幣千元	2002年 人民幣千元	2003年 人民幣千元
權益及負債				
權益：				
實收資本	第5節	2,220,000	2,466,667	4,933,334
儲備	第5節	4,180,259	9,322,247	7,667,021
未分配利潤／（未彌補虧損）	第5節	(1,129,905)	(101,800)	351,745
權益合計		5,270,354	11,687,114	12,952,100
少數股東權益		101,499	112,766	337,142
負債：				
客戶保證金	(18)	–	–	2,303,984
短期借款	(19)	3,000,582	8,313,266	200,000
預收保費		1,499,264	2,604,105	2,128,785
應付佣金		575,955	543,792	496,672
未決賠款準備金	(20)	2,248,033	2,835,717	4,816,719
應付分保賬款		21,452	282,846	269,884
應付股息		410	488	287
應付保戶紅利及準備金		118,119	237,496	1,188,567
保戶儲金		80,366	67,662	48,789
分保公司存入款項		268,297	282,632	129,795
未到期責任準備金	(21)	3,894,615	5,296,426	5,781,219
壽險責任準備金	(22)	83,880,370	119,528,236	159,944,755
應交税金		608,032	617,843	325,904
保險保障基金	(23)	538,306	618,235	710,669
其他負債		1,629,219	1,561,320	1,784,569
投資連結保險投資賬戶負債		4,979,034	8,005,942	10,059,231
負債合計		103,342,054	150,796,006	190,189,829
權益及負債合計		108,713,907	162,595,886	203,479,071

4. 資產負債表

以下是　貴集團及　貴公司於2001年、2002年及2003年12月31日之合併資產負債表。

貴集團

	附註	於12月31日 2001年 人民幣千元	2002年 人民幣千元	2003年 人民幣千元
資產				
投資：				
因交易而持有的投資	(1)	3,533,818	3,437,071	6,799,053
可供出售的投資	(2)	18,657,316	22,685,805	14,764,334
持有至到期的投資	(3)	—	9,991,024	32,331,706
源生貸款及應收款：				
債券	(4)	4,170,000	5,666,617	19,169,863
定期存款	(5)	45,922,715	73,438,880	78,233,003
同業拆借及貸款	(6)	6,203,783	9,541,497	3,285,474
於聯營公司之投資		381,418	274,684	3,447
投資物業淨值	(7)	1,523,352	1,493,977	1,333,100
投資資產合計		80,392,402	126,529,555	155,919,980
其他資產：				
現金及現金等價物	(8)	4,954,860	3,814,741	8,016,968
應收保費淨值	(9)	400,801	392,445	439,256
應收利息淨值	(10)	144,239	393,586	316,463
可攤回未決賠款準備金	(20)	686,500	775,406	1,338,039
遞延保單獲得成本	(11)	12,456,775	17,475,942	20,360,610
法定保證金	(12)	444,000	444,000	1,200,000
物業、機器及設備淨值	(13)	2,470,184	2,703,770	3,146,722
在建工程淨值	(14)	207,065	142,870	146,231
土地使用權淨值	(15)	493,986	847,458	924,000
商譽	(16)	—	—	241,406
遞延税項資產	(17)	268,704	198,523	292,623
其他資產		815,357	871,648	1,077,542
投資連結保險投資賬戶資產		4,979,034	8,005,942	10,059,231
其他資產合計		28,321,505	36,066,331	47,559,091
資產合計		108,713,907	162,595,886	203,479,071

3. 合併利潤表（續）

(10) 退休福利

貴集團的員工主要參與各種供款養老金計劃。該等養老金計劃主要由有關政府機構資助； 貴集團每月為該等養老金計劃支付相應的款項，再由有關機構負責向退休員工支付養老金。上述支付款項於發生時計為費用。除此之外， 貴集團就退休福利沒有任何其它重大法定或承諾性義務。

3. 合併利潤表（續）

相關期間五名最高薪非董事員工之酬金及其酬金屬下列組別之人數如下：

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
工資、津貼和其他福利	23,600	29,712	27,302

	截至12月31日止年度		
	2001年	2002年	2003年
人民幣2,500,001元－人民幣3,000,000元	3	—	1
人民幣3,500,001元－人民幣4,000,000元	—	1	1
人民幣4,000,001元－人民幣4,500,000元	—	1	1
人民幣5,000,001元－人民幣5,500,000元	—	1	—
人民幣6,500,001元－人民幣7,000,000元	1	—	—
人民幣7,000,001元－人民幣7,500,000元	—	1	1
人民幣8,000,001元－人民幣8,500,000元	1	—	—
人民幣9,000,001元－人民幣9,500,000元	—	1	1

貴公司沒有為五名最高薪非董事員工提供養老金計劃。

於相關期間，　貴集團沒有向任何董事、監事或其他最高薪非董事員工支付薪金作為其加盟　貴集團或於加盟　貴集團時的獎勵或離職賠償。於相關期間，　貴集團董事或監事概無放棄或同意放棄任何酬金。

(9) 關聯方交易

在相關期間，　貴集團與平安證券有如下的關聯方交易（按國際財務報告準則確定），平安證券於自2001年5月22日至2003年10月22日期間為　貴集團的聯營公司：

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
日常交易			
支付證券佣金	6,309	10,245	5,967
存放交易保證金的利息收入	29,900	15,879	19,208
購買的債券	—	—	314,196
租金收入	7,589	3,043	1,645

列位董事認為，上述交易均按　貴集團正常商業條款進行。

3. 合併利潤表（續）

(iv) 經股東批准，提取任意盈餘公積和總準備金，這些儲備為所有者權益的一部份。

按照有關法規之規定，　貴公司於首次公開發行後用於利潤分配之稅後淨利潤，為如下二者中金額較小者：(i)按照中國公認會計準則確定的未分配利潤，和(ii)按照國際財務報告準則確定的未分配利潤。

(7) 每股收益和每股股息

於截至2001年、2002年和2003年12月31日止之各年度，每股基本收益為淨利潤除以已發行股數之加權平均數4,440,000,000股、4,490,009,132股和4,933,333,334股，該等股數已根據2003年12月19日轉增資本作出調整。

貴公司在相關期間沒有任何攤薄的潛在股權，因此攤薄後的每股收益不作列報。

每股股息為於各相關年度宣告之每股股息，亦已根據2003年12月19日之轉增資本作出調整。

(8) 董事、監事和高級管理人員的酬金

董事和監事的酬金明細如下：

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
袍金	—	—	555
工資、津貼及其他福利	7,484	22,049	13,850
養老金	51	56	93
	7,535	22,105	14,498

酬金屬下列組別之董事和監事人數如下：

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
人民幣零元－人民幣1,000,000元	4	2	6
人民幣1,500,001元－人民幣2,000,000元	—	1	1
人民幣5,500,001元－人民幣6,000,000元	1	1	—
人民幣9,500,001元－人民幣10,000,000元	—	—	1
人民幣13,500,001元－人民幣14,000,000元	—	1	—

3. 合併利潤表（續）

基於會計利潤，分別使用實際稅率與法定稅率15%計算所得稅的調節表如下：

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
稅前及扣除少數股東權益前會計利潤	3,854,305	2,693,653	2,820,881
以主要適用稅率15%計算的稅金	578,146	404,048	423,132
確定應稅收入時非應稅收入的稅務影響	(223,373)	(194,871)	(214,520)
確定應稅收入時非抵稅費用的稅務影響	317,843	268,874	224,824
中國深圳地區以外機構稅率較深圳地區機構高的稅務影響	227,500	210,721	206,423
以實際稅率計算的所得稅	900,116	688,772	639,859

(6) 股息

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
本年宣告	266,400	266,400	493,333
本年派發	532,390	266,322	493,333

根據《中華人民共和國公司法》和　貴公司章程，在中國法定財務報表中稅後淨利潤在完成下列分配方可作為股息分配：

(i) 彌補以前年度的累計虧損（若有）。

(ii) 按照稅後利潤最低10%的比例提取法定盈餘公積，直至其累計餘額達到　貴公司註冊資本的50%。計算盈餘公積所基於之稅後利潤乃按中國公認會計準則編製的法定財務報表淨利潤。本項儲備的提取必須在分配股息之前進行。

法定盈餘公積可以用於彌補以前年度的虧損（若有）和轉增資本，但轉增資本後的法定盈餘公積的餘額不得少於　貴公司註冊資本的25%。法定盈餘公積為股東權益的組成部份。

(iii) 按照不少於以中國公認會計準則確定之稅後利潤的5%提取法定公益金，法定公益金用於向　貴公司員工提供集體福利，如建造宿舍、食堂和其他員工福利設施等。公益金為所有者權益的組成部份，只有員工個人才能使用這些設施。　貴公司持有這類設施的產權。

3. 合併利潤表（續）

稅種	子公司及其分支機構	稅率
中華人民共和國企業所得稅	一位於經濟特區	15%
	一位於經濟特區以外	33%
香港利得稅	一位於香港特別行政區的子公司	16% － 17.5%

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
貴集團企業所得稅	640,031	567,027	634,766
應佔聯營公司所得稅	1,697	1,593	8
當期所得稅合計	641,728	568,620	634,774
因暫時性差異產生及轉回的遞延稅項：			
壽險責任準備金	(348,859)	(694,272)	(349,449)
未決賠款準備金	(34,982)	(24,387)	(43,365)
未到期責任準備金	4,085	(24,405)	(4,656)
遞延保單獲得成本	679,473	752,875	432,701
因交易而持有的投資的公允價值調整	(98,041)	16,573	(25,462)
同業拆借及貸款壞賬準備	(14,527)	18,506	15,461
資產減值準備	2,992	8,578	4,306
其他	68,247	66,684	(24,451)
遞延稅項合計	258,388	120,152	5,085
	900,116	688,772	639,859
減：所得稅返還	—	—	(146,167)
所得稅	900,116	688,772	493,692

根據中國有關稅務法規及稅務機關於2003年之批准， 貴集團於2003年收到退還的與2000年及2001年部份投資收益相關的所得稅計人民幣146,167,000元，上述退稅計入2003年所得稅費用。

3. 合併利潤表（續）

(4) 營業利潤

(i) 營業利潤已扣除下列費用：

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
工資及福利，不包括董事的酬金(4(ii))	1,668,597	2,338,087	2,470,832
投資物業折舊	46,283	67,122	55,605
物業、機器及設備的折舊	440,238	424,134	398,512
土地使用權攤銷	9,213	7,855	21,000
商譽攤銷	—	—	3,127
處置投資物業、物業、機器及設備和在建工程的淨損失	2,299	18,186	1,871
投資物業、物業、機器及設備、在建工程和土地使用權減值準備	52,888	51,680	34,501
關於土地及房屋的經營租賃支出	343,925	475,069	523,840
計提的壞賬準備淨額	53,841	31,818	—

由於在收取保費方面所做的努力和應收保費賬齡的改善，2003年沒有新增壞賬準備。

以上項目包括在合併利潤表的營業及管理費用中。

(ii) 工資及福利（不包括董事的酬金）

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
工資、薪金及獎金	1,416,903	1,977,289	2,076,877
養老金、社會保險及其它福利	251,694	360,798	393,955
	1,668,597	2,338,087	2,470,832

(5) 所得稅

根據《中華人民共和國企業所得稅暫行條例》， 貴集團的應納稅所得額是財務報告淨利潤減去可抵扣項目後之所得額。 貴集團、子公司及其分支機構於相關期間內適用的企業所得稅率如下：

3. 合併利潤表（續）

	截至2002年12月31日止年度		
	財產保險	人壽保險	合計
	人民幣千元	人民幣千元	人民幣千元
年末毛未決賠款準備金餘額	2,262,871	572,846	2,835,717
年初毛未決賠款準備金餘額	(2,100,338)	(147,695)	(2,248,033)
毛未決賠款準備金的變動額	162,533	425,151	587,684
毛賠款、退保、年金與滿期給付支出：			
直接承保業務	3,401,084	10,094,234	13,495,318
分入業務	15,440	—	15,440
毛發生額	3,416,524	10,094,234	13,510,758
向再保險公司攤回額	(936,113)	(468,992)	(1,405,105)
	2,642,944	10,050,393	12,693,337

	截至2001年12月31日止年度		
	財產保險	人壽保險	合計
	人民幣千元	人民幣千元	人民幣千元
年末毛未決賠款準備金餘額	2,100,338	147,695	2,248,033
年初毛未決賠款準備金餘額	(1,262,618)	(143,817)	(1,406,435)
毛未決賠款準備金的變動額	837,720	3,878	841,598
毛賠款、退保、年金與滿期給付支出：			
直接承保業務	2,590,879	5,200,586	7,791,465
分入業務	13,574	—	13,574
毛發生額	2,604,453	5,200,586	7,805,039
向再保險公司攤回額	(1,086,058)	(286,488)	(1,372,546)
	2,356,115	4,917,976	7,274,091

3. 合併利潤表（續）

(2) 投資收入及其它收入

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
投資收入			
利息收入：			
債券	941,988	990,476	2,141,873
定期及其他銀行存款	2,098,487	3,055,182	3,519,542
質押拆借	49,012	162,711	117,879
股息收入	755,827	103,159	69,138
已實現收益／（損失）：			
因交易而持有的投資	(77,440)	7,493	90,271
可供出售的投資	433,862	230,027	(107,001)
因交易而持有的投資產生的未實現收益／（損失）	(610,728)	(534,850)	406,861
投資物業經營性租賃收入	105,154	117,157	99,442
處置於子公司部份權益投資的收益	39,526	—	—
處置於子公司權益投資的淨收益	29,641	3,757	4,900
投資收入合計	3,765,329	4,135,112	6,342,905
其他收入			
證券經紀佣金收入	30,593	—	25,667
投資連結保險管理費收入	5,738	20,623	119,000
匯兌收益／（損失）淨值	(1,301)	(426)	51
其他	113,402	100,886	39,148
其他收入合計	148,432	121,083	183,866
投資收入及其它收入合計	3,913,761	4,256,195	6,526,771

(3) 賠款、退保、年金與滿期給付

	截至2003年12月31日止年度		
	財產保險	人壽保險	合計
	人民幣千元	人民幣千元	人民幣千元
年末毛未決賠款準備金餘額	3,154,553	1,662,166	4,816,719
年初毛未決賠款準備金餘額	(2,262,871)	(572,846)	(2,835,717)
毛未決賠款準備金的變動額	891,682	1,089,320	1,981,002
毛賠款、退保、年金與滿期給付支出：			
直接承保業務	4,465,178	9,406,488	13,871,666
分入業務	16,583	—	16,583
毛發生額	4,481,761	9,406,488	13,888,249
向再保險公司攤回額	(1,627,026)	(657,376)	(2,284,402)
	3,746,417	9,838,432	13,584,849

3. 合併利潤表（續）

(1) 毛承保保費及保單費收入

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
毛承保保費收入及投資連結保險保費收入	46,521,096	61,901,798	67,497,010
減：分配至投資連結保險投資賬戶資產	(4,923,209)	(2,837,850)	(3,811,030)
	41,597,887	59,063,948	63,685,980
減：營業税金及附加	(642,643)	(644,410)	(552,346)
毛承保保費及保單費收入（扣除營業税金及附加）	40,955,244	58,419,538	63,133,634
毛額			
人壽保險：			
短期人壽保險	2,356,721	3,200,708	3,756,740
長期人壽保險	32,595,733	47,380,941	51,285,408
財產保險	6,002,790	7,837,889	8,091,486
毛承保保費及保單費收入（扣除營業税金及附加）	40,955,244	58,419,538	63,133,634
淨額（扣除分出保費）			
人壽保險：			
短期人壽保險	1,686,191	2,049,409	2,788,181
長期人壽保險	32,587,697	47,373,658	51,273,475
財產保險	3,981,448	5,276,069	5,272,028
淨承保保費收入及保單費收入	38,255,336	54,699,136	59,333,684

長期人壽保險毛承保保費收入及保單費收入（未扣除營業税金及附加）包括的個險躉繳產品保費收入及具有遞延年金選項或任意分紅性質的團體退休金保險產品保費收入，列示如下：

	截至12月31日止年度		
	2001年	2002年	2003年
	人民幣千元	人民幣千元	人民幣千元
個險躉繳產品	2,842,845	9,493,757	10,345,823
具有遞延年金選項或任意分紅性質的團體退休金保險產品	2,412,372	6,672,572	6,838,298

3. 合併利潤表

	附註	截至12月31日止年度 2001年 人民幣千元	2002年 人民幣千元	2003年 人民幣千元
毛承保保費及保單費收入(扣除營業税金及附加)	(1)	40,955,244	58,419,538	63,133,634
減:分出保費		(2,699,908)	(3,720,402)	(3,799,950)
淨承保保費及保單費收入	(1)	38,255,336	54,699,136	59,333,684
未到期責任準備金增加額	第4節(21)	(1,263,503)	(1,401,811)	(484,793)
淨已賺保費		36,991,833	53,297,325	58,848,891
分保佣金收入		928,224	1,194,650	1,247,573
投資收入及其它收入	(2)	3,913,761	4,256,195	6,526,771
收入合計		41,833,818	58,748,170	66,623,235
保單獲得成本遞延額	第4節(11)	7,184,113	8,320,040	7,482,892
遞延保單獲得成本攤銷額	第4節(11)	(2,654,294)	(3,300,873)	(4,598,224)
遞延保單獲得成本變動額	第4節(11)	4,529,819	5,019,167	2,884,668
賠款、退保、年金與滿期給付	(3)	(7,274,091)	(12,693,337)	(13,584,849)
保戶紅利支出及準備金		(118,119)	(131,356)	(987,637)
壽險責任準備金增加額	第4節(22)	(24,814,147)	(35,647,866)	(40,416,519)
佣金支出		(5,679,507)	(6,691,755)	(5,676,131)
營業及管理費用		(4,471,281)	(5,595,570)	(5,718,498)
利息支出		(23,046)	(174,806)	(224,334)
計提保險保障基金	第4節(23)	(64,545)	(79,929)	(84,094)
費用合計		(37,914,917)	(55,995,452)	(63,807,394)
營業利潤	(4)	3,918,901	2,752,718	2,815,841
應佔聯營公司收益/(虧損)		(64,596)	(59,065)	5,040
所得税	(5)	(900,116)	(688,772)	(493,692)
未計少數股東權益前淨利潤		2,954,189	2,004,881	2,327,189
少數股東權益		(2,286)	11,682	(6,821)
股東應佔溢利		2,951,903	2,016,563	2,320,368
股息	(6)	266,400	266,400	493,333
每股基本收益	(7)	0.66	0.45	0.47
每股股息	(7)	0.06	0.06	0.10

2. 主要會計政策（續）

其他資產

當有跡象表明其他資產的賬面價值可能無法完全收回時， 貴集團將檢查其減值情況。只要資產的賬面價值超過其可收回金額，則應在合併利潤表中確認減值損失。可收回金額為資產的淨售價和使用價值孰高者。淨售價是指預計近期出售可得扣除處置成本後的金額，而使用價值則是指通過使用該資產能夠產生的未來現金流及使用後處置該資產能產生的現金流之和的現值。如果可行，可收回金額按個別資產進行估計，否則將該資產計入其所屬的現金流產出單位予以估計。

若有跡象顯示導致某一項資產減值的情況不再存在或其減值準備金金額應減少，則轉回以前年度已提取的減值準備並反映在合併利潤表中。恢復資產的賬目價值不應超過以前年度確認減值準備前的賬面價值（已扣除攤銷或減值）。

(25) 會計估計的使用

在按國際財務報告準則編製財務報表時，管理層需作出一定的會計估計和會計假設。該等會計估計和會計假設可能會影響到財務報表日的資產和負債的金額及報告期內收入和費用的金額。因此，實際的結果與這些估計可能存在差異。

(26) 關聯方

如果一方有能力直接或間接控制另一方，或者在進行財務決策和經營決策時對另一方具有重大影響，則雙方被視為關聯方。受到共同控制和共同重大影響的雙方也視為關聯方。關聯方可以是個人或企業實體。

2. 主要會計政策（續）

(23) 稅項

所得稅費用（及營業稅）按現行法規、慣例和解釋計算。所得稅以當年的預計應納稅所得為基礎計提並考慮遞延稅項。

遞延稅項以資產負債表負債法計算。遞延稅項反映了各項資產和負債的應稅金額與其在財務報表中之賬面餘額的暫時性差異所導致的淨稅務影響。遞延稅項資產和負債的賬面餘額是在資產負債表日實行或實質上實行之稅率的基礎上估計暫時性差異的轉回或結算時所適用的所得稅稅率而計算確認的。

遞延稅項資產在將來有足夠的應納稅所得額可供抵扣的情況下予以確認。於每一資產負債表日， 貴集團重新評估未確認的遞延稅項資產及遞延稅項資產的賬面價值，並在未來可實現的應納稅所得額範圍內確認以前年度未確認的遞延稅項資產。當可能不再有足夠的應納稅所得額來抵扣遞延稅項資產的部份及全部利益時， 貴集團轉銷有關遞延稅項資產的賬面金額。除稅法規定不允許稅前抵扣的由於商譽攤銷產生的暫時性差異外，所有的應稅暫時性差異均確認為遞延稅項負債。

遞延稅項資產和負債均不折現，作為非流動性資產（負債）列示於資產負債表。

與直接計入權益的項目相關的當期稅項及遞延稅項直接計入權益。

所得稅返還於實際收到時入賬。

(24) 資產減值

投資資產

於每一資產負債表日檢查投資的減值情況。

對於以歷史成本或攤餘成本計價的投資，一旦預計可能無法根據合同條款全額收回貸款、應收款或押金，則計提資產減值準備，並計入合併利潤表。

資產的賬面價值與其預期可收回金額之間的差額作為損失進行確認。對以前年度提取的減值準備，若有事實能客觀地說明應減少已提取的減值準備金額，則轉回已提取的減值準備並反映在合併利潤表中。恢復投資資產的賬面價值不應超過提取減值準備前的歷史或攤餘成本。

2. 主要會計政策（續）

進行估計。除長期人壽保險責任準備金及財產保險和短期人壽保險未到期責任準備金外，與再保險業務相關的資產和負債在合併資產負債表中分別單獨列示，但有權利抵銷的除外。

根據中國保險法規規定，於2001年至2003年，　貴公司需將財產保險和短期人壽保險毛保費收入的15%-20%分出給一家國有再保險公司。

(21) 經營性租賃

經營性租賃指由出租人承擔與資產擁有權相關的絕大部份風險及收益的租賃。

貴集團作為出租人時，通過經營性租賃租出的資產列為投資物業，因經營性租賃產生的應收租金，在租賃年限內按照直線法計入合併利潤表中。

貴集團作為承租人時，因經營性租賃產生的應付租金，在租賃年限內按照直線法計入合併利潤表。出租人提供各項優惠按出租年限以直線法遞減經營性租賃支出。

(22) 員工福利

養老金義務

貴集團的員工主要參與各種供款養老金計劃。該等養老金計劃主要由有關政府機構資助；　貴集團每月為該等養老金計劃支付相應的款項，再由有關機構負責向已退休員工支付養老金。上述支付款項於發生時計為費用。除此之外，　貴集團就退休福利沒有任何其它重大法定或承諾義務。

住房福利

貴集團的員工享有政府資助的各種住房公積金計劃。　貴集團根據員工工資的一定比例每月繳納公積金。　貴集團對該基金的義務僅限於須於每期間繳納款項。

醫療福利

貴集團根據相關地方法規向當地機構繳納醫療福利基金。

2. 主要會計政策（續）

均以市值計價，並與其他獨立賬戶的資產和負債或　貴集團自身的投資分開核算。保單初始收入、退保支出、淨投資收益、管理費支出均在各賬戶的資產負債表中分別反映，而不在合併利潤表中反映。

(18) 股息分配

股息分配方案由董事會提出，在經股東大會及中國保監會批准後作為負債確認。

(19) 收入確認

收入於與經濟交易相關的經濟利益能夠流入　貴集團，且其金額能夠可靠地計量時予以確認。收入的確認基礎如下：

(i) 保費收入

長期傳統人壽保險及分紅人壽保險的保費於保單列示之保費由保戶應付時確認為收入。長期財產保險的保費於應向保戶收取保費時確認為收入。短期財產保險及短期人壽保險的保費在扣除退費後，於承擔風險時確認為收入。

(ii) 投資連結保險業務

如第2(17)節所述，來自投資連結保險業務的保單費收入，是投資連結保險所收取的保費與分配至投資連結保險各投資賬戶資產和負債的保費之差額。

年度管理費於每月月底根據約定合同費率計提。

(iii) 投資收入

債券投資及銀行存款的利息收入按照權責發生制計算確認。股息收入於取得收取股息的權利時確認。交易收入包括所有投資的已實現損益及因交易而持有的投資的未實現損益。

(iv) 租賃收入

投資物業的租賃收入（扣除給予租戶的各種優惠之後）在租賃期內按直線法確認為收入。

(20) 再保險業務

貴集團按照正常的商業條款進行分入及分出再保險業務。再保險資產主要包括應向保險公司及再保險公司攤回的賠款及損失理算費用。可從再保險公司攤回的款項按再保險合同規定的賠款責任

2. 主要會計政策（續）

(16) 財產保險及短期人壽保險業務

財產保險及短期人壽保險保單提供較短固定期間的保障。保單條款規定保險公司可以在任何保單期末撤銷或修改保單的條款。

未決賠款準備金

未決賠款準備金為對財產保險及短期人壽保險業務未來賠款及損失理算費用作出最有可能估計後提取的準備金。該等最有可能估計為扣除預計追償收入後的累計估計最終損失，其包括為已發生未報告賠款提取的準備金。　貴集團根據實際情況對估計的確定方法及準備金的提取方法進行不斷地複查和修訂，並將由此產生的調整反映在當期的合併利潤表中。　貴集團不以貼現的方法計算未決賠款準備金。

未到期責任準備金

財產保險和短期人壽保險於保單成立時確認承保保費收入，並在相應保險期限內按時間比例確認已賺保費收入。未到期責任準備金是對應保險期內尚未到期部份的已承保保費收入。

保費不足準備金

保費不足準備金是根據對未來賠款、成本、已賺保費及按比例確認的投資收入的估計，對個人人壽保險、團體人壽保險及財產保險未到期業務提取的準備金。倘適用，該等賬目將歸入壽險責任準備金。若財產保險業務的保費不足準備金金額重大，則作為單項準備金予以披露。

(17) 投資連結保險業務

投資連結保險業務的收入包括保單費和年度管理費。保單費代表保險成本和前期收費。年度管理費按保單中約定的費用率收取。收取的除保單費和管理費外的資金在投資連結保險投資資產賬戶中反映。當期發生的超出獨立賬戶基金餘額的給付和賠款計入合併利潤表的賠款支出中。

投資連結保險各投資賬戶資產和負債是為達到保戶專門的投資目標而持有的資金，保戶承擔相應的投資風險。獨立賬戶的淨投資收益及虧損直接由保戶享有或承擔。每個獨立賬戶的資產與負債

2. 主要會計政策（續）

對已提足折舊仍繼續使用的資產不再計提折舊，這些資產將繼續在財務報表中列示直至其停止使用。

(12) 在建工程

在建工程是指興建中的建築物及待安裝設備之成本。

在建工程在完工及投入使用前不計提折舊。

(13) 土地使用權

土地使用權以成本扣除累計攤銷和減值準備後的餘額列示。土地使用權在剩餘權利年限內按照直線法進行攤銷。

(14) 商譽

商譽是指收購成本超過本集團應享有被收購子公司、聯營公司或合營公司於收購日之可辨認淨資產的公允價值中股權份額的部份。商譽按照直線法在其預計可受益年限10年內進行攤銷。若有跡象表明商譽的賬面價值存在無法完全收回的可能，則　貴集團將檢查其減值準備情況。商譽以成本扣除累計攤銷及減值準備後的餘額列示。

(15) 長期人壽保險業務

長期人壽保險保單不受保單條款單方面變化的影響，其期限預計超過12個月，要求在較長期限內提供各種功能和服務（包括但不限於保險保障）。

壽險責任準備金指預期為長期人身保險保單和非投資連結保險保單持有人承擔未來保險責任而提取的準備金。

為人壽保險業務而承擔的未來保戶利益責任採用建立在包括死亡率、繼續率、費用率、保戶紅利、投資回報（含對可能發生的重大不利偏差而做出的準備）等各因素的精算假設基礎上的均衡淨保費法計算。該等精算假設於保單出具時制定並保持不變，除非出現保費不足的情況。根據現行的中國保險法規，對於分紅保險保單，至少應將可分配盈餘（按保單條款、現行法規及　貴集團的分紅政策計算）的70%分配給保單持有人，並計提為一項負債。

對於保費付款期短於保險保障期的保單，應額外提取遞延利潤準備金，作為壽險責任準備金的一部份。遞延利潤準備金將確保利潤與有效保單之間的固定關係。

2. 主要會計政策（續）

份。預計毛利潤需定期進行調整，而且用於計算調整後毛利潤之現值的利率為最近調整後的利率，該利率適用於剩餘的合同期限。實際結果與估計的差額在合併利潤表中反映。

財產保險及短期人壽保險業務的遞延保單獲得成本

保單獲得成本主要為與業務的承接直接相關的佣金和與保費收入有關的稅金等。保單獲得成本因承接的業務不同而有所差異， 貴集團對其予以遞延並在保單年限內攤銷。在考慮未來投資收入後，遞延保單獲得成本需定期檢查，以確保遞延保單獲得成本不超過其可收回金額。就保單獲得成本而向再保險公司收取的款項以相同的方式予以遞延。

(11) 物業、機器及設備與折舊

物業、機器及設備以實際成本扣除累計折舊和累計減值準備後的餘額列示。當該等資產出售或報廢時，將其成本和累計折舊從賬上撇銷，相關處置產生的收益或虧損在合併利潤表中反映。

物業、機器及設備的初始成本包括其購買價格（含進口關稅和不可返還的購買稅）以及其他任何使該資產達到其可使用狀態和使用地點的可直接歸屬的成本。物業、機器及設備投入使用後所發生的維修保養等支出，一般於其發生當期計入合併利潤表中。在明確顯示有關支出可能導致物業、機器及設備的未來經濟效益增加的情況下，該支出作為物業、機器及設備的額外成本予以資本化。

物業、機器及設備的折舊乃於考慮每項資產的預計淨殘值後在其預計可使用年限內以直線法計提。物業、機器及設備的預計淨殘值率和預計可使用年限按類別列示如下：

	預計淨殘值率	預計可使用年限
租賃固定資產改良	–	剩餘租賃期與租賃資產尚可使用經濟年限孰短
建築物	3%	30-35年
辦公設備、傢俱及裝修	–	3-8年
運輸設備	4%	4-6年

定期檢查物業、機器及設備的可用年限及折舊計提方法，以確保該資產的折舊方法和折舊年限與該資產預期可以帶來的經濟利益相一致。

2. 主要會計政策（續）

貴集團對已提足折舊但仍繼續使用的資產不再計提折舊，該等資產將繼續列示於財務報表中直至其終止使用。

若投資物業的賬面值預計不能全部收回，則需要對該等投資物業計提減值準備並在合併利潤表中確認為費用。若導致該投資物業減值的市場形勢已不存在且有充分證據表明新的市場形勢將在可預見的將來持續，則對該投資物業提取的減值準備可轉回至合併利潤表中。

投資物業的轉入和轉出於當且僅當有證據表明投資物業之用途已改變時予以確認。

(8) 現金及現金等價物

現金包括庫存現金及存放於銀行的現金。現金等價物指持有的期限短、流動性強、易於轉換為已知金額現金、自購買日起三個月內到期且價值變動風險很小的存款或投資。

(9) 賣出回購證券

賣出回購證券分類為短期借款，通常從交易日起183天內到期。 貴集團可能被要求以標的證券的公允價值為基礎提供額外的抵押。賣出回購證券以借款的成本入賬。由於根據 貴集團的政策， 貴集團對賣出回購證券協議項下的證券保持有效的控制，賣出回購證券將繼續在合併資產負債表上列示。

(10) 遞延保單獲得成本

長期人壽保險業務及投資連結保險業務的遞延保單獲得成本

新業務的獲得成本包括與新業務的承接直接相關的佣金、承保費用、銷售費用及保單出單費用，其因新業務的不同而有所差異，並予以遞延。遞延保單獲得成本在保單簽發日及每個會計期末均需進行可收回性測試。

對於傳統人身保險業務及年金保險業務，遞延保單獲得成本在預計保單年限內以預期保費收入的固定比例攤銷。預期保費收入在保單簽發時估計並適用於整個保單期間，除非出現保費不足的情況。

對於投資類的合同如投資連結保險合同，遞延保單獲得成本在預計合同年限內以該合同在合同年限內預計實現的毛利潤現值的固定比例攤銷。預計毛利潤為考慮下列因素後的估計數：死亡率、管理費用、投資收入、以及退保費用、再減去超出保戶餘額的賠付、行政管理費用及應付利息的部

2. 主要會計政策（續）

因交易而持有的投資的公允價值的變化在合併利潤表中確認。

可供出售的投資的公允價值變化扣除遞延稅款後在權益中單獨確認，當該資產被終止確認或發生減值時，將其以前在權益中確認的累計利潤或損失轉入合併利潤表。當且僅當　貴集團對構成金融資產（或部份金融資產）的合同權利失去控制時，　貴集團終止確認該金融資產或部份金融資產。如果金融資產的賬面價值超過其估計的可收回金額，則該金融資產發生了減值。

其後，源生貸款及應收款和持有至到期的投資以攤餘成本減除減值準備列示。計算攤餘成本時，將取得該投資時產生的溢折價在其取得日至到期日期間以實際利率法攤銷。對於以攤餘成本計價的投資，在其被終止確認、發生減值或進行攤銷時，將利潤或損失計入本年損益。

(6) 買入返售證券

貴集團簽訂了買入返售證券之協議。這些證券歸類為源生貸款及應收款。買入返售證券以貸款金額的成本入賬。該等協議項下的貸款金額在合併資產負債表中列為一項資產。　貴集團並不親自保管該等協議項下的證券。於貸款未清償之前，所在上市證券交易所不允許出售或轉讓該等證券。當對方違約不償還貸款時，　貴集團對於由證券交易所作為托管人所持有的相關證券擁有權利。

(7) 投資物業

投資物業是指以獲得租賃收入或資本增值為目的，而非以生產、提供產品、服務、管理或普通銷售目的而持有的於物業的投資。

投資物業初始時按成本計量，即按獲取該等投資所支付對價（包括交易成本在內）的公允價值計量。其後，投資物業均以成本扣除累計折舊及減值準備後的淨額列示。

投資物業的折舊乃於考慮每項資產預計淨殘值（原始成本的3%）後，在其預計可使用年限內以直線法計提。投資物業的預計可使用年限為30至35年。

貴集團定期檢查投資物業的可使用年限及折舊計提方法，以確保投資物業的折舊方法和折舊年限與該投資物業預期可以帶來的經濟利益相一致。

2. 主要會計政策（續）

(4) 聯營公司

對於　貴集團能對其實施重大影響的聯營公司的投資（一般佔其權益的20%至50%），　貴集團採用權益法核算。當有跡象表明　貴集團於聯營公司的投資已經減值或往年已確認的減值不復存在時，　貴集團對該項資產的賬面價值作出重新評估。

對來自與聯營公司交易的未實現收益，按　貴集團在該聯營公司享有的權益比例部份抵銷。未實現的虧損也採用類似的方法予以抵銷，但僅限於沒有證據表明該被轉移的資產發生減值。

(5) 投資

貴公司管理層將投資分類為：因交易而持有的投資、源生貸款及應收款、持有至到期的投資以及可供出售的投資。因交易而持有的投資是指主要為從短期價格波動中獲利而持有的投資。源生貸款及應收款是指　貴集團以貨幣、實物或服務等方式直接向債務人提供的，並且並非為了立即或在短期內出售而持有的貸款及應收款項。持有至到期的投資是指　貴集團有明確意圖和能力持有至到期的有固定或可確定的收款金額和固定到期日的除源生貸款及應收款以外的投資。所有其他的投資分類為可供出售的投資。

所有投資的購買及出售均於交易日確認。

投資最初以成本計量，即按包括交易成本在內的獲得該投資之對價的公允價值計量。

其後，因交易而持有的投資和可供出售的投資均以公允價值計量。但部份權益性投資（分類為可供出售的投資）因沒有活躍的市場價格，而不能可靠計量其公允價值，其以成本扣除減值準備後的淨額記賬。　貴公司董事認為上述處理方法恰當，因為上述證券沒有可靠的公開市場價格，它們的未來現金流量具有不確定性，合理的公允價值的估計存在重大可變性以致難以估計各種結果出現的可能性。

上市債券、上市權益性證券及上市權益性投資基金的公允價值在資產負債表日參考有關交易所最後交易日的價格確定。

在第三方市場交易的債券的公允價值每年在資產負債表日參考最後的交易價格而確定。如果沒有近期交易價格，或者不存在第三方交易市場，其公允價值將以現金流量折現模型計量，折現率參考資產負債表日類似上市債券的收益率確定。

1. 集團結構之變動與編製基礎（續）

應降低壽險責任準備金的增加額。據此，　貴公司董事目前認為其對　貴集團2001年度至2003年度的財務報表分項項目並無重大影響。　貴公司董事進一步認為，自截至2005年12月31日止年度起適用國際財務報告準則第四號對　貴集團的經營業績將無重大影響。

2. 主要會計政策

貴集團和　貴公司編製本報告中財務信息所採用之主要會計政策符合國際財務報告準則，具體說明如下：

(1) 合併基礎

貴集團將　貴公司及所有重大子公司的財務報表合併且抵銷所有內部交易後編製合併財務報表。

貴集團從獲得對子公司控制權時起將該子公司納入合併範圍，直至　貴集團終止對其的控制。控制通常指　貴集團直接或間接地擁有其半數以上有表決權的股份且能通過影響該公司財務及經營決策而從中獲益。

屬於少數股東的權益和淨利潤在合併資產負債表及合併利潤表上均單獨列示。

(2) 外幣

貴集團考慮其所從事業務及所處環境的經濟實質而將計量貨幣定為人民幣。在合併　貴公司（以人民幣為計量貨幣）及子公司（各自採用相應的計量貨幣）的財務報表時，國外子公司的權益類項目採用歷史匯率轉換為人民幣計量，其他資產負債表項目採用年末匯率轉換為人民幣計量，利潤表項目採用年平均匯率轉換為人民幣計量。因此而產生的所有重大的匯兑差異在權益的匯率折算儲備中反映。

外幣交易以發生日之匯率入賬。以外幣結算之貨幣性資產與負債採用年末匯率轉換為人民幣計量，所有的匯兑差異在合併利潤表中反映。

(3) 子公司

子公司是指　貴公司直接或間接控制其財務和經營決策，以從其經營中獲益的公司。

貴公司於子公司之權益以　貴公司所佔其淨資產份額按權益法在資產負債表中列示。

1. 集團結構之變動與編製基礎（續）

(2) 編製基礎

本概要乃以　貴公司及其子公司經審計的財務報表和管理報表為依據，包括　貴公司及其子公司之合併利潤表、資產負債表、權益變動表和現金流量表。所有重大集團內交易和餘額已經於合併時抵銷。

除了因交易而持有的投資及可供出售的投資以公允價值列示外，本概要乃以歷史成本法為基礎而編製。上述會計基礎不同於　貴集團和　貴公司按照中國公認會計準則編製的法定財務報表和管理報表中使用的會計基礎。

本概要根據國際財務報告準則編製。該準則包括國際會計準則理事會頒佈的準則和解釋以及國際會計準則委員會批准的依然生效的國際會計準則和常設解釋委員會解釋公告。

貴集團在根據國際財務報告準則編製2001年度至2003年度財務報表時，國際財務報告準則並無有關保險合同會計處理的規定。對於國際財務報告準則並無涉及之問題，國際財務報告準則框架允許參考其他會計準則體系。因此，

- 貴集團選擇使用目前許多保險公司在根據香港公司條例和保險公司條例呈報時所普遍採用的收入會計核算方法；且

- 貴集團還參照了相關美國公認會計準則，以計量　貴集團的保險負債和有關的遞延保單獲得成本，尤其是《財務會計準則》第60號和第97號中包括的計量指南規定。

國際會計準則理事會於2004年3月31日剛公佈了國際財務報告準則第四號 — 保險合同。該準則適用於　貴集團截至2005年12月31日止年度根據國際財務報告準則編製的財務報表，預期保險行業尚有數月時間才可以就該準則的解釋和適用達成更一致的意見。但是，　貴集團管理層目前認為其現行的會計政策符合國際財務報告準則第四號的某些主要要求，包括但不限於不計提巨災和平衡準備金、進行負債充足率測試和對再保險資產進行減值測試以及保留保險負債直至責任解除等。對於保險合同須為具有重大保險風險合同的主要要求，　貴集團認為其大多數保險合同均符合國際財務報告準則第四號的規定；具體而言，包含任意分紅特徵的投資合同可以繼續以保險合同的形式入賬。如果某些合同項下的保費因該合同根據國際財務報告準則第四號被視為投資合同而不計為收入，則應直接計入保戶儲金賬戶貸方，作為資產負債表中的一項負債，而該賬戶餘額包含的有關賠款則不應計入損益表，而應計入保戶儲金賬戶的借方。上述影響主要會減少收入和理賠費用，並相

1. 集團結構之變動與編製基礎（續）

截至2003年12月31日， 貴公司主要子公司之詳細情況如下所示：

名稱	成立日期／地址	所佔權益份額		註冊及實收資本（除特別說明外，均按人民幣表示）	主營業務
		直接	間接		
平安壽險	2002年12月17日 中國	99.00%	–	3,800,000,000	人身保險業務
平安產險	2002年12月24日 中國	99.00%	–	1,600,000,000	財產保險業務
平安信託	1984年11月19日 中國	99.26%	–	2,700,000,000	投資及融資業務
平安證券	1996年7月18日 中國	–	63.64%	1,000,000,000	證券投資與經紀業務
深圳平安實業投資有限公司	1992年11月24日 中國	20.00%	79.40%	20,000,000	投資業務
深圳平安物業投資管理有限公司	1995年1月6日 中國	90.00%	9.94%	20,000,000	物業管理
中國平安保險海外（控股）有限公司	1996年10月24日 香港	100.00%	–	55,000,000港元	投資控股
上海明新房地產有限公司	1993年5月12日 中國	–	98.01%	12,000,000美元	興建於上海的樓宇（已竣工）
深圳平安期貨經紀有限公司	1996年4月10日 中國	–	99.78%	30,000,000	期貨經紀業務
北京平安房地產開發有限公司	1994年1月18日 中國	–	99.25%	12,000,000美元	興建於北京的樓宇（已竣工）
中國平安保險（香港）有限公司	1976年8月17日 香港	–	75.00%	80,000,000港元	財產保險業務
福州平安房地產有限公司	1994年3月28日 中國	–	74.25%	5,000,000美元	興建於福州的樓宇（已竣工）

截至2003年12月31日， 貴公司主要聯營公司之詳細情況如下所示：

名稱	成立日期／地址	所佔權益份額		註冊及實收資本（除特別說明外，均按人民幣表示）	主營業務
		直接	間接		
中安典當	1993年3月28日 中國	–	29.85%	10,000,000	典當業務

1. 集團結構之變動與編製基礎（續）

(b) 經中國人民銀行廣州分行及深圳中心支行之批准，平安信託之實收資本於2001年8月21日從人民幣1.50億元增加至人民幣5.00億元，而　貴公司持有平安信託之權益則從100%下降至95%。

經中國保監會和中國人民銀行深圳中心支行之批准，平安信託之實收資本於2003年8月13日，從人民幣5.00億元增加至人民幣27.00億元，而　貴公司持有平安信託之權益則從95%增加至99.08%。於2003年9月8日，　貴公司進一步從平安信託另一股東手中收購了其0.18%之權益。至此，　貴公司持有平安信託之權益增加至99.26%。

(c) 貴集團於2002年8月30日簽訂協議，出售其於上海平安欣倫物業發展有限公司（以下簡稱「上海欣倫」）71.25%之權益。此項出售後經上海市外國投資工作委員會批准，且上海欣倫之營業執照於2002年12月24日完成變更。

(d) 貴集團分別於2002年11月28日和2002年12月2日簽訂協議，分別出售其於湖南安基房地產開發有限公司58.68%之權益和於深圳市足球俱樂部95%之權益。截至2002年12月31日止，　貴集團對這兩家子公司已無控制權，而這兩家公司在上述出售日期前之經營業績已包含在合併財務報表中。

(e) 平安信託於2003年11月25日簽訂協議，出售其於深圳市中安典當行有限公司（以下簡稱「中安典當」）70%之權益。其後，　貴集團於中安典當之權益下降至29.85%。因此，中安典當於2001年1月1日至2003年11月24日期間作為合併子公司納入合併會計報表範圍，而自2003年11月25日起則作為聯營公司處理。

了獨立審計。我們的審計是按照香港會計師公會頒佈之核數準則與審計指南中「招股章程及申報會計師」之有關要求進行的。

本報告中列示之　貴集團相關期間合併利潤表、所有者權益變動表和現金流量表及於2001年、2002年及2003年12月31日之　貴集團合併資產負債表和　貴公司資產負債表概要（以下統稱「本概要」）是按照下文第1節所述之編製基礎，對　貴公司及其子公司相關期間已審財務報表和管理報表進行了我們認為適當之調整後編製的。

貴公司列位董事對根據　貴集團內各公司財務報表和管理報表編製的本概要負責。　貴集團內各公司之列位董事則對所編製的各財務報表和管理報表之真實性和公允性負責。在編製真實且公允之本概要、財務報表和管理報表時，一貫性地選擇和採用合適之會計政策、謹慎而合理地進行判斷和估計，以及對與適用會計準則存在重大不一致的原因進行説明均是十分重要的。我們的責任是對本概要作出並發表獨立的意見。

我們認為，就本報告而言，本概要及其附註對　貴集團相關期間合併利潤表和合併現金流量表及於2001年、2002年及2003年12月31日之　貴集團合併資產負債表和　貴公司資產負債表之表述均為真實且公允。

1. 集團結構之變動與編製基礎

(1) 相關期間集團結構之變動

除了成立上述平安產險和平安壽險外，　貴集團的結構於相關期間內的主要變動如下：

(a) 於2001年5月22日，平安證券有限責任公司（以下簡稱「平安證券」）之實收資本從人民幣1.50億元增加到人民幣10.00億元。中國證券監督管理委員會（以下簡稱「中國證監會」）批准其此次增加實收資本。　貴集團在此次增加實收資本和出售其於平安證券的部份權益之前，擁有平安證券之全部權益。於2001年5月22日，平安信託投資有限責任公司（以下簡稱「平安信託」，　貴公司之子公司）持有平安證券之權益下降至30%。因此，平安證券於2001年1月1日至2001年5月21日期間作為合併子公司納入合併會計報表範圍，而自2001年5月22日起則作為聯營公司處理。

經中國證監會批准，平安信託於2003年10月22日從平安證券若干少數股東處收購了平安證券34.12%之權益。其後，平安信託持有平安證券之權益從30%增加到64.12%。因此，平安證券自2003年10月22日起作為合併子公司納入合併會計報表範圍。

以下為本公司審計師兼申報會計師安永會計師事務所（香港執業會計師）編製之會計師報告全文，以備載入本招股書內。

ERNST & YOUNG
安永會計師事務所

香港
中環
夏慤道十號
和記大廈
十五樓

敬啟者：

以下為我們就截至2001年、2002年和2003年12月31日止三年各年度（「以下簡稱「相關期間」）中國平安保險（集團）股份有限公司（以下簡稱「貴公司」）及其子公司（以下統稱「貴集團」）之合併財務信息出具的會計師報告，以備載入　貴公司於2004年6月14日刊發之招股書（以下簡稱「招股書」）。

貴公司於1988年3月21日在中華人民共和國（以下簡稱「中國」）深圳成立。　貴集團主要從事承保人民幣和外幣的財產保險和人身保險業務。截至2003年12月31日，　貴集團擁有大約36,000名員工。　貴公司之註冊地址為中國深圳市八卦三路平安大廈。

2002年10月28日，中國保險監督管理委員會（以下簡稱「中國保監會」）批准　貴公司由中國平安保險股份有限公司更名為中國平安保險（集團）股份有限公司。　貴公司於2003年1月24日取得變更後的營業執照，變更後的營業範圍包括投資保險企業、監督、管理子公司之國內、海外業務及開展保險資金運用業務等。2002年10月28日，中國保監會批准成立中國平安財產保險股份有限公司（以下簡稱「平安產險」）和中國平安人壽保險股份有限公司（以下簡稱「平安壽險」），　貴公司的相關保險業務隨後分別轉移至這兩家公司。

安達信·華強會計師事務所審計了　貴集團依據中國會計規則與制度（以下簡稱「中國公認會計準則」）編製之截至2001年12月31日止年度之法定財務報表。安達信公司審計了　貴集團依據國際會計準則理事會頒佈之國際財務報告準則編製之截至2001年12月31日止年度之合併財務報表。我們自截至2002年12月31日止年度以來一直出任　貴公司及其主要子公司之審計師。為出具本報告，我們對　貴集團截至2001年、2002年和2003年12月31日止三年各年度之合併財務報表進行

〔此頁特意留空〕

本公司在本招股書「公司信息」一節中說明的地址，並根據有關法律規定提交公司秘書，或提交H股過戶登記處之隱私合規官員收。

10. 其他事項

(a) H股交易之開始

- H股交易預期在2004年6月24日星期四開始。
- H股將以每手500 H股的方式買賣。
- 成功申請人獲得或領取的有關香港發售股份的H股股票僅在最遲不晚於2004年6月24日上午八時，香港公開發行成為無條件發行，且香港承銷協議和國際購買協議都沒有根據各自的有關條款終止時，才成為有效證書。

(b) H股將合資格納入中央結算系統

- 倘香港聯交所授權發行H股票上市並允許進行交易，而且符合香港結算的證券收納規定，則香港結算將接受該H股為合資格證券，可以從H股在香港聯交所開始交易之日起或香港結算選擇的其他日期開始在中央結算系統內進行寄存、結算和交收。香港聯交所參與者之間進行的交易交收要在交易日後的第二個營業日在中央結算系統進行。
- 中央結算系統項下的所有活動都須要符合現行有效的「中央結算系統一般規則」和「中央結算系統運作程序規則」。
- H股報中央結算系統許可需要的所有必要安排都已完成。

- 確立本公司證券持有人的受益權利，如股息、供股和紅股等；
- 分發本公司及其子公司的通訊；
- 編製統計信息和股東資料；
- 根據法律、法規或條例（法定或其他方式）進行披露；
- 披露有關資料以便就權利索償；及
- 任何其他與上述目的有關的附帶或相關目的，使本公司及H股過戶登記處能夠履行其對證券持有人及／或監管者承擔的責任，及任何證券持有人隨不時同意的其他目的。

(c) 個人資料的轉送

本公司和H股過戶登記處持有的與證券申請人和持有人有關的個人資料將予以保密，但本公司和H股過戶登記處可以在達到上述目的必要的限度內，可以彼等認為必要的方式確認個人資料的準確性，尤其是，彼等可以與下列任何或全部個人和實體相互披露、獲得或轉送（不管在香港內外）證券持有人的個人資料：

- 本公司或彼等各自指定的代理人，如財務顧問和收款銀行；
- 香港結算和香港中央結算代理人，使用個人資料運作中央結算系統等（當證券申請人請求香港發售股份寄存中央結算系統）；
- 任何代理人、承包商或第三方服務供應商提供管理、電訊、計算機、支付或其他服務給本公司、其子公司及／或H股過戶登記處，以運作彼等的業務；
- 香港聯交所、香港證監會和任何其他法定、監管或政府機關；及
- 任何與證券持有人進行或可能進行交易的其他人士或機構，如各彼等的銀行、律師、會計師或股票經紀商等。

倘 閣下簽署申請表格、向香港結算發出**電子認購指示**，即表示 閣下同意所有上述各項。

(d) 查閱和更正個人資料

香港個人資料條例規定，證券持有人有權確認本公司或H股過戶登記處是否持有其個人資料，並有權索取有關該信息的副本並更正任何不準確的資料。

根據該條例，本公司和H股過戶登記處有權就處理的任何查閱資料的要求收取合理的費用。所有查閱資料或更正資料之要求、或要求獲得有關政策及實際應用條文及持有的各種資料，均須提交

行賬戶（倘　閣下以中央結算系統投資者戶口持有人的身份申購）或　閣下經紀人或託管商（倘　閣下透過中央結算系統經紀參與者／託管商參與者申購）的指定銀行賬戶。

(e) 所有支票退款均應畫線標註「只准入收款人賬戶」，且只支付給　閣下，或倘　閣下是聯名申請人，則支付給　閣下申請表格上排名首位的申請人。

(f) 所有退款支票預期在2004年6月23日星期三發送。本公司將竭力避免退款延誤。

9. 個人資料

香港「個人資料（隱私）條例」（香港法律第486章）（「**條例**」）的主要條款於1996年12月20日開始在香港生效。此項個人資料收集聲明向香港發售股份的申請人和持有人說明有關本公司及股份過戶登記處在個人資料和上述條例方面的各種政策和實際應用條文。

(a) 收集　閣下個人資料的原因

證券的申請人或證券的登記持有人在申請以自己的名義買賣證券或轉讓證券時或尋求股份過戶登記處的服務時，不時需要向本公司和H股份過戶登記處提供其最近的準確個人資料。

未能提供所要求的資料可能導致　閣下申請香港發售股份被拒絕或延遲或本公司和H股過戶登記處不能對　閣下申請成功的香港發售股份實施轉讓及／或不能發送　閣下有權獲得的股份證書及／或退款支票。

謹請注意，證券持有人所提供的個人資料如有任何不準確，須立即向本公司和H股過戶登記處通報。

(b) 目的

申請人和證券持有人的個人資料可以為下列目的使用、持有及／或保存（以任何方式）：

- 處理　閣下的申請，核實是否符合申請表格及本招股書中列載的條款和申請程序，及公佈香港發售股份的分配結果；
- 促使遵守香港和其他地區的有關法律及法規；
- 對新發行證券進行登記或對以證券持有人的名義，包括以香港中央結算代理人名義（如適用）的轉讓進行登記；
- 維持或更新本公司證券持有人的名冊；
- 核對或協助核對簽名、任何其他核證或交換資料；

份記存　閣下股份賬戶及退款記存　閣下銀行帳戶後翌日），香港結算還將向　閣下提供活動報表，顯示記存　閣下股份賬戶中的香港發售股份數量及應記存　閣下指定的銀行賬戶的退款之金額（如有）。

已付的申購股款將不會獲發收據。本公司亦不會發出臨時所有權文件。

8. 閣下退款－其他資料

(a) 在下列情況下，　閣下有權獲得退款：

- 閣下申請不成功或本招股書「全球發行結構 — 香港公開發行之條款和條件」一節中列載的全球發行條件未能達成，則本公司將連同有關的經紀佣金、香港證監會交易徵費、投資者賠償徵費和香港聯交所交易費退還　閣下申購股款（不計利息）。

- 閣下的申購只獲部份採納，本公司將連同有關的經紀佣金、香港證監會交易徵費、投資者賠償徵費和香港聯交所交易費退還　閣下申購股款的適當部份（不計利息）；及

- 倘發行價格（以最終釐定者為準）低於申請人在申請時初步繳付的每發售股份價格，則本公司將連同經紀佣金、香港證監會交易徵費、投資者賠償徵費和香港聯交所交易費的適當部份退還剩餘的購股款（不帶利息）。

(b) 倘　閣下使用**黃色**申請表格申購200,000股或以上香港公開發行H股，且在**黃色**申請表格中表明擬親臨本公司H股登記過戶處領取任何退款支票（如有），則　閣下可以於2004年6月23日星期三到本公司香港股票登記機構領取退款支票（如有）。有關**黃色**申請表格申請人領取退款支票程序與上述**白色**申請表格申請人領取退款支票的程序相同，參見本節中「倘　閣下成功申請之香港發售股份（部份或全部）」之(a)小段。

(c) 倘若　閣下使用**黃色**申請表格申購200,000股或以上H股且未在申請表上表明擬親臨領取退款支票，或申購少於200,000 H股，則　閣下的退款支票（如有）將於2004年6月23日星期三以平郵方式寄往　閣下申請表上列載的地址，郵誤風險概由　閣下承擔。

(d) 倘　閣下透過向香港結算發出**電子認購指示**的方式讓香港中央結算代理人代表　閣下申購香港發售股份，則所有申購款退款預期將於2004年6月23日星期三記存　閣下指定的銀

(i) 倘　閣下使用**黃色**申請表格

- *倘　閣下使用**黃色**申請表格透過指定的中央結算系統參與者的（非中央結算系統投資者戶口持有人）進行申請：*

則對於記存　閣下指定的中央結算系統參與者（非中央結算系統投資者戶口持有人）的股份賬戶的香港發售股份，　閣下可以向中央結算系統參與者查詢分配給　閣下的香港發售股份的數量。

- *倘　閣下使用**黃色**申請表格以中央結算系統投資者戶口持有人的身份提交申請：*

本公司預期於2004年6月23日星期三按照本節中「配股結果」說明的方式發佈香港公開發行結果，當中包括中央結算系統投資者戶口持有人之申請結果。　閣下可以核查本公司提供的結果，並於2004年6月23日星期三下午五時正以前或香港結算或香港中央結算代理人選擇的其他任何日期，將任何差異報告香港結算。在2004年6月24日星期四（即香港發售股份記存　閣下股份賬戶後翌日），　閣下還可以通過中央結算系統「結算通」電話系統和中央結算系統互聯網系統（按照香港結算當時有效的「投資者戶口持有人操作簡介」中包含的程序）查核　閣下新的賬戶結餘。香港結算還將向　閣下提供活動報表，顯示記存　閣下股份賬戶中的香港發售股份數量。

(ii) 倘　閣下向香港結算發出**電子認購指示**：

本公司預期於2004年6月23日星期三按照本節中「配股結果」說明的方式提供香港公開發行結果，當中包括中央結算系統參與者（倘是中央結算系統經紀參與者和中央結算系統託管商參與者，則本公司應該包含有關實益擁有人的信息（如有提供））之以**電子方式**作出的申請結果、　閣下的香港身份證號碼／護照號碼／香港商業登記證號碼或其他識別號碼（如需要）。　閣下可以核查本公司提供的結果，並於2004年6月23日星期三下午五時正以前或香港結算或香港中央結算代理人選擇的其他任何日期，將任何差別報告香港結算。

- *倘　閣下指示　閣下之中央結算系統經紀參與者或中央結算系統託管商參與者代表　閣下向香港結算提交**電子認購指示**：*

  閣下還可以透過中央結算系統經紀參與者或中央結算系統託管商參與者核查分配予　閣下的香港發售股份的數量和應付退款的金額（如有）。

- *倘　閣下是中央結算系統投資者戶口持有人，向香港結算提交**電子認購指示**：*

  閣下還可以於2004年6月23日星期三通過中央結算系統「結算通」電話系統撥打2979 7888或透過中央結算系統互聯網系統（https://ip.ccass.com）（使用現行有效的香港結算「投資者戶口持有人操作簡介」中的程序）核查分配予　閣下的香港發售股份的數量和應付退款的金額（如有）。在2004年6月24日星期四（即香港發售股

7. 倘　閣下成功申請香港發售股份（部份或全部）

(a) **倘　閣下使用白色**申請表格且　閣下選擇以　閣下的名義領取任何股份證書：

- 申請少於200,000 H股之申請人的退款支票預期在2004年6月23日星期三或之前發送到與發往與股份證書上所載相同的地址。

- 申請人使用**白色**申請表格申購200,000股或以上香港公開發行H股，倘在其申請表格上擬親身前往本公司H股過戶登記處領取股份證書和（如適用）退款支票，可以在2004年6月23日星期三上午九時正到下午一時正之間或本公司以報章公佈方式通知的寄發股票及／或退款日期到本公司H股過戶登記處香港中央證券登記有限公司（香港灣仔皇后大道183號合和中心17樓1712－1716室）領取有關證書或支票。

- 選擇親身領取的個人申請人，不得授權任何其他人士代表自己領取證書和支票。選擇親身領取有關證書和支票的公司申請人，則必須由授權代表携同蓋上其公司印鑑的公司授權書。個人和公司授權代表（如適用）必須在領取有關證書和支票時出示可為H股過戶登記處接受的身份證明。

- 無人領取的股份證書及退款支票將立即以平郵寄送申請人申請表格上所列的地址，郵誤風險概由申請人承擔。

(b) **倘(i)　閣下使用黃色申請表格提出申請；或(ii)透過向香港結算發出電子認購指示，在上述兩種情況下，　閣下選擇將獲分配的香港發售股份直接寄存中央結算系統：**

倘　閣下之申請全部或部份成功，　閣下的股份證書將以香港中央結算代理人的名義發出，於2004年6月23日星期三營業時間結束時，或出現某些意外情況時，則為香港結算或香港中央結算代理人確定的任何其他日期寄存中央結算系統，按　閣下的指示（在申請表格或以**電子方式**（視情況而定）記存　閣下的中央結算系統投資者戶口持有人股份賬戶或　閣下的指定中央結算系統參與者的股份賬戶。

施辨別並拒絕來自已經接收國際發行中發售股份（以H股或美國存托股份的形式交付）之投資者就香港公開發行提出申請，並識別和拒絕已經接收香港公開發行中香港發售股份之投資者對國際發行表示的興趣。

(d) **倘本公司、聯席全球協調人或彼等各自代理人行使其酌情權：**

本公司、聯席全球協調人或其各自的代理人和代名人有完全酌情權拒絕或只接受任何申請，或只接受申請的一部份，但不需要給予任何拒絕或接受的理由。

(e) **倘：**

- 閣下之申請屬重複申請或疑屬重複申請；
- 閣下申請表格沒有正確填妥；
- 閣下未正確付款，或 閣下用支票或銀行本票付款，但該支票或銀行本票在首次過戶時不獲兑現；
- 閣下或為 閣下申請的人士已經申請及／或接受，或將接收國際發行中的發售股份（以H股或美國存托股份的形式交付）；
- 任何香港承銷協議或國際購買協議沒有滿足先決條件或倘由該等協議根據其條款被終止；或
- 閣下申請超過香港發售股份首次發行公眾認購部份之50%。

(f) 倘 閣下向香港結算發出**電子認購指示**，代表 閣下申請香港發售股份，則倘香港中央結算代理人之申請被拒絕，則 閣下也無法分配到任何香港發售股份。

6. 配股結果

香港公開發行項下香港發售股份的分配結果，包括**白色**和**黃色**申請表格項下提出的申請和透過向香港結算提交**電子認購指示**的方式進行的申請，當中包含香港身份證號碼、護照號碼或成功申請有關的香港商業登記證號碼（若適用）及成功申請的香港發售股份的數量，這些預期於2004年6月23日星期三或之前在南華早報（英文）和香港經濟日報（中文）上公佈。

5. 閣下無法獲分配香港發售股份的情況

閣下應該注意在下列各種情況下， 閣下將無法獲得香港發售股份或 閣下之申請將可能被拒絕：

(a) 倘 閣下之申請被撤回：

填妥申請表格或向香港結算提交**電子認購指示**後，即表示 閣下同意 閣下不能在2004年7月14日前撤回 閣下之申請。此同意構成與本公司之間的附屬合同，在 閣下遞交 閣下之申請或將 閣下之**電子認購指示**提交香港結算時即具約束力，此附屬合同的對價是本公司同意在2004年7月14日以前將不向任何人士提呈發售任何有關香港發售股份，除非通過本招股書中規定的手續進行。為此，接受未拒絕的申請將以公告分配基礎及／或公佈分配結果的方式進行，且倘分配基礎及／或公佈分股結果存在某些先決條件或規定按抽籤的方式進行時，則該接受應該分別滿足該先決條件或取決於抽籤結果。

只有根據公司條例第40節須對本招股書負責的人士根據該條規定發出公告，排除或限制該名人士對本招股書的責任的情況下， 閣下方可在2004年7月14日以前撤回 閣下之申請。

倘若就本招股書發出任何補充材料，則已經提交申請的申請人或被知會（取決於補充材料中所包含的信息）其可撤回申請。倘若申請人未獲知會，或申請人已獲知會但沒有根據所知會的程序撤回申請，則已經提交的所有申請將繼續有效，並可被接納。除了上述規定以外，申請一經提交即不可撤回，且申請人應該被視為根據經補充的招股書內容提交申請。

倘 閣下之申請已經被接受，即不能撤回。

(b) 倘香港發售股份配股無效：

倘香港聯交所的上市委員會在下列時間均未批准H股股份的上市，則 閣下對香港發售股份分配則將無效：

- 截止辦理登記認購申請後三週內；或
- 倘香港聯交所上市委員會在申請名單結束後三週內通知本公司需要更長時間，則在該不超過六週的更長時間內。

(c) 倘 閣下同時在香港公開發行和國際發行項下之作出申請：

一經填寫任何申請表格作為 閣下之代理人來申請以**電子方式**向香港結算提交申請指示，則 閣下同意不申請購買國際發行項下之發售股份或美國存托股份。有關方面將採取各種合理的措

- **同意**（在不減損　閣下可以享有的任何其他權利的前提下），一旦由香港中央結算代理人提出的申請被接受，則　閣下不得因無意錯誤陳述而撤消申請；

- **同意**向本公司、聯席全球協調人、股票過戶登記處、收款銀行、彼等各自的代理和顧問披露　閣下的個人資料及彼等所需的有關　閣下之任何資料；

- **同意**　閣下不能在2004年7月14日前撤回**電子認購指示**，此協定構成與本公司之間的附屬合同，在　閣下給出指示時有約束力，本附屬合同的對價是本公司同意在2004年7月14日以前將不向任何人發行任何有關香港發售股份，除非通過本招股書中規定的程序進行。然而，倘根據公司條例第40節須對本招股書負責的人根據該條例規定發出公告，排除或限制該人對本招股書的責任，則　閣下可以在開始辦理申購日後第五日之前撤回該指令（不包括非營業日的日期）；

- **同意**一旦香港中央結算代理人的申請被接受，則該申請和　閣下之**電子認購指示**均不得撤回，且對該申請的接受將用公佈配股結果的方式予以證實；且

- **同意**　閣下與香港結算之間達成的參與者協議中規定的安排、承諾和擔保，在發出有關香港發售股份的**電子認購指示**方面，須同時考慮《中央結算系統一般規則》和《中央結算系統運作程序規則》。

(d) 本公司、保薦人及聯席保薦人、聯席全球協調人、承銷商及彼等各自的董事和參與全球發行的任何其他各方均有權依賴　閣下在　閣下申請中所作的任何擔保、陳述或聲明。

(e) 由聯名申請人明確作出、提供或承擔或被施加之所有保證、陳述、聲明和責任應該視為由申請人共同及個別地作出、提供或承擔或被施加。

或部份成功時，及／或最終發行價格低於最高發行價格每H股11.88港元，透過記存　閣下指定之銀行賬戶退還申購款的適當部份；

- (除了上述(a)段說明的確認和同意外)，**指示**並**授權**香港結算促使香港中央結算代理人代表　閣下從事在**白色**申請表中說明的將代表　閣下進行的所有事項及下列事項：

  - **同意**將獲分配的香港公開發售股份以香港中央結算代理人的名義登記，並直接寄存中央結算系統，記存　閣下的中央結算系統投資者戶口持有人股份賬戶或　閣下指定的代表　閣下輸入**電子認購指示**的中央結算系統參與者的股份賬戶；

  - **承諾**並**同意**接受　閣下發出**電子認購指示**所示的香港發售股份數目或任何較少數目的股份；

  - (倘**電子認購指示**為　閣下之利益而發出)，則**聲明**只就　閣下之利益發出了一個**電子認購指示**；

  - (倘　閣下是其他人士的代理人)，則**聲明**　閣下只為該名人士的利益發出了一個**電子認購指示**，且　閣下被正式的授權作為該名人士的代理人發出該指示；

  - **明白**本公司及聯席全球協調人將依賴上述聲明決定是否就　閣下發出的**電子認購指示**分配香港發售股份，且倘　閣下作出虛假聲明，可能遭受檢控；

  - **授權**本公司將香港中央結算代理人的名稱列入本公司會員名冊內，作為在　閣下**電子認購指示**方面分配的香港發售股份的持有人，並按照本公司與香港結算分別達成的協議安排發送股份證書及／或退款；

  - **確認**　閣下已閱讀了本招股書中的條件和申請手續，並同意受其管轄；

  - **確認**　閣下在發出**電子認購指示**或指示　閣下的中央結算系統經紀參與者或中央結算系統託管商參與者代表　閣下發出**電子認購指示**時，　閣下僅依賴本招股書中的信息和陳述；

  - **同意**本公司、承銷商和任何其他參與國際發行各方僅對本招股書中所載的信息和陳述負責；

- 向本公司及本公司各股東表示**同意**，本公司的H股可以由其持有人進行自由轉讓；及

- **授權**本公司代表　閣下與各董事、監事和高級職員簽訂合同，根據合同，該等董事、監事和高級職員承諾履行並遵守公司章程所規定對股東應承擔的義務。

(b) 倘　閣下使用**黃色**申請表格申請香港發售股份，除了上述(a)提到的確認和同意外，　閣下（倘　閣下為聯名申請人，每位聯名申請人都將共同及個別地）**同意**：

- 閣下獲分配的任何香港發售股份以香港中央結算代理人的名義登記，並直接寄存香港結算經營的中央結算系統中，以記存　閣下的中央結算系統投資者戶口持有人股份賬戶或　閣下根據申請表格中的選擇指定的中央結算系統參與者的股份賬戶中；

- 香港結算和香港中央結算代理人各自保留權利(1)**不接受**以香港中央結算代理人名義發行的獲配發部份或全部香港發售股份，或**不接受**獲配發的香港發售股份寄存中央結算系統；(2)使該獲配發的香港發售股份能夠隨時從中央結算系統中**提取**，轉移到　閣下的名下，風險和費用由　閣下承擔；及(3)使該被**獲配發的香港發售股份以　閣下的名義發行**（或倘　閣下為聯名申請人，則發給申請表格上排名首位的申請人），且此時，將該分配香港發售股份之**股份證書**以平郵**寄往**申請表格中的地址，郵誤風險由　閣下承擔，**或提供　閣下領取**；

- 香港結算和香港中央結算代理人都可以調整以香港中央結算代理人名義簽發的已分配香港發售股份的數額；

- 香港結算或香港中央結算代理人對本招股書和申請表格中沒有包含的任何信息和陳述概不承擔任何責任；

- 香港結算或香港中央結算代理人對　閣下概不承擔任何負責。

(c) 此外，透過向香港結算發出**電子認購指示**，或指示　閣下身為中央結算系統經紀參與者或中央結算系統託管商參與者的經紀人或託管人向香港結算發出該指示，　閣下（及在　閣下為聯名申請人時，則　閣下共同及個別地）會被視為進行下列附加行為，且香港結算和香港中央結算代理人就該行為將對本公司或任何他人概不承擔責任。

- **指示**並**授權**香港結算促使香港中央結算代理人（作為中央結算系統參與者的代名人）代表　閣下申購香港發售股份；

- **指示**並**授權**香港結算安排透過扣除　閣下的指定銀行賬戶支付最高發行價格、經紀佣金、香港證監會交易徵費、投資者賠償徵費和香港聯交所交易費，並在申請全部

- **同意**　閣下的申請、申請獲接納及所訂立的合同將受香港法管轄並根據該法進行詮釋；

- **承諾**並**同意**接受所申請的H股，或　閣下申請獲分配的較少數量的H股；

- **授權**本公司將　閣下的姓名或香港中央結算代理人的名稱（視情況而定）列入本公司的股東名冊中，作為分配給　閣下的任何香港發售股份的持有人，並授權本公司及／或其代理人將任何股份證書（如適用）及／或任何退款支票（如適用）以平郵按申請表格上所填寫的地址寄予　閣下或（如屬聯名申請人）申請表格排名首位的申請人，郵誤風險由　閣下承擔。（惟倘　閣下申請200,000股或以上的香港發售股份並在申請表格上表明，　閣下可以自行領取股份證書及／或退款支票（如適用），親自領取的時間為2004年6月23日星期三上午九時正至下午一時正（香港時間），地點為H股過戶登記處；

- **明白**本公司及聯席全球協調人將依賴上述聲明和陳述，以決定是否根據　閣下的申請分配任何香港發售股份；

- 倘香港以外的法律適用於　閣下之申請，則　閣下**同意**並**保證**，　閣下已遵守所有該法律，且本公司、保薦人及聯席保薦人、聯席全球協調人及承銷商，及彼等各自的高級職員或顧問，概不會因接受　閣下的購股要約而違反香港以外的法律，或因　閣下在本招股中有關條款項下的權利和責任而引發任何訴訟；

- 向本公司表示**同意**，為了本公司及其各股東的利益（且本公司透過接受全部或部份申請將被視為本身及代表本公司股東同意）（且向各發出**電子認購指示**的中央結算系統參與者表示同意（如適用））遵照及遵守中國公司法、特別條例和公司章程；

- 向本公司、其各股東、董事、監事、經理和高級職員表示**同意**，而本公司也為本身及代表本公司各董事、監事、經理和高級職員的利益向各股東表示同意（且向各發出**電子認購指示**的中央結算系統參與者表示同意（如適用）），將由公司章程或中國公司法或其他法律、法規或行政法律、法規所授予的或給予的任何權利或義務所引致的任何有關本公司事務的分歧及索賠根據公司章程規定提交仲裁進行。凡提交仲裁將被視作授權仲裁庭進行公開聆訊及宣告裁決結果，仲裁結果視為最終判決，並具有約束力；

- **聲明**並**保證**H股並無且將來也不會根據美國證券法進行登記，且　閣下在填寫申請表格時並非身處美國，也不是美籍人士（見美國證券法S條例中的定義）；

- **確認**　閣下已經收到一份招股書，並在申請時只依賴本招股書中包含的信息和陳述，且沒有依賴有關本公司的任何其他信息和陳述；　閣下還同意，本公司、保薦人及聯席保薦人、聯席全球協調人或承銷商或彼等各自的任何董事、高級職員、員工、合夥人、代理人或顧問對任何其他信息或陳述將不承擔任何責任；

- **同意**（在不影響　閣下可以享有的任何其他權利的前提下），　閣下的申請一經被接受，則　閣下不得因無意錯誤陳述而撤消申請；

- （倘申請是代理人代表　閣下提出），**保證**有關申請是唯一為　閣下的利益以**白色**或**黃色**申請表格或以向香港結算提交**電子認購指示**所作出的申請；

- （倘申請是以　閣下自身的利益提出），**保證**　閣下已經有效地、不可撤消地向　閣下之代理人授予了所有必要的權力提交申請；

- （倘　閣下是其他人士的代理人），**保證**已對該名人士作出合理的查詢，是項申請是唯一為該名人士的利益以**白色**或**黃色**申請表格或以向香港結算提交**電子認購指示**的方式提交的申請，且　閣下有權作為該名人士的代理人簽署申請表格，或發出**電子認購指示**；

- **承諾**並**確認**　閣下（倘申請是為　閣下之利益作出）或　閣下為其利益作出申請的人士並無申請或接受或表示有意認購或已經收到或獲配售或分配（包括有條件的及／或暫時的）國際發行中的任何配售股份或美國存托股份，亦將不會申請或接受或表示有意認購國際發行中的任何發售股份（以H股或美國存托股份的形式交付），亦無以其他方式參予國際發行；

- **保證**　閣下申請中所載的信息確屬真實及準確；

- **同意**向本公司、及／或股票過戶登記處、收款銀行、顧問和代理人、聯席全球協調人及彼等各自的代理人披露彼等所需要的關於　閣下或　閣下為其利益作出申請的人士的任何信息；

確認，每名透過中央結算系統發出或使人發出**電子認購指示**給香港結算的中央結算系統參與者，均有權獲得公司條例第40條規定的賠償。

3. 接受　閣下的申請要約

(a) 香港發售股份將於認購申請截止後予以分配。本公司預期將於2004年6月23日星期三在南華早報（英文）和香港經濟日報（中文）公佈香港發售股份最終數目、香港公開發行之認購申請水平及香港發售股份的分配基準。

(b) 香港公開發行項下的香港發售股份之分配結果，包括成功申請人的香港身份證號碼、護照號碼或香港商業登記證號碼（如適用），及成功申請的香港發售股份的數目，將於2004年6月23日星期三公佈，公佈的方法參見本節中之「分配結果」。

(c) （倘本公司收到　閣下之有效申請，經處理並未被拒絕）本公司可以公佈分配基礎及／或公開提供分配結果的方式接受　閣下之購股要約。

(d) 倘本公司接納　閣下之全部或部份購股要約，則構成有約束力之合同，規定倘滿足全球發行的條件或全球發行未以任何其他方式終止，則　閣下即須購買　閣下購股要約獲接納之香港發售股份。詳情載於「全球發行結構」一節。

(e) 在本公司接納　閣下申請後任何時間內，　閣下無權就無意錯誤陳述而撤消合同。本規定並不影響　閣下可能享有的任何其他權利。

4. 申請的後果

(a) 一經作出任何申請，即　閣下（若　閣下是聯名申請人，則　閣下共同及個別地）為　閣下自身或作為代理人或代名人以及　閣下以代理人或代名人身份代表的各授權人：

- **指示**並**授權**本公司及／或聯席全球協調人（或彼等各自的代理人或代名人）代表　閣下簽署任何過戶表格、成交單據或其他文件，並根據本公司公司章程的規定代表　閣下進行所有其他必要的事情，致使任何以　閣下自身或　閣下自己名義分配的香港公開發售股份或分配給香港中央結算代理人名義（依情況而定）分配的香港公開發售股份得以登記，並以其他方式使本招股書和有關申請表格中所述的各項安排得以進行；

- **承諾**簽署所有文件並進行所有必要的事情，以及根據本公司公司章程規定讓　閣下或香港中央結算代理人（依情況而定）登記　閣下獲分配之香港發售股份的持有人；

1. 一般事項

(a) 倘　閣下申請香港公開發行中之香港發售股份，則　閣下即同意本公司及聯席全球協調人（代表香港承銷商）進行下列各事項。

(b) 倘　閣下透過中央結算系統以**電子方式**指示香港結算促使香港中央結算代理人代表　閣下申購香港發售股份，則　閣下將視為已經授權香港中央結算代理人按下列説明的具體條件（按照適用於有關申請方法的條款及條件予以增補及修訂）申請認購。

(c) 倘文義允許，本節所指「　閣下」、「申請人」、「聯名申請人」和其他類似説法，同時包括香港中央結算代理人代其申購香港發售股份的代名人和委託人；倘文義允許，所提到的認購申請包括透過向香港結算發出指示以**電子方式**提交申請。

(d) 在申請前，申請人應仔細閱讀本招股書，包括香港公開發行的其他條款及條件、「全球發行結構 — 香港公開發行」一節及「如何申購香港發售股份」一節，及有關申請表格所載或香港結算施加的條款及條件。

2. 提出購買香港發售股份

(a) 閣下提出根據本招股書及有關申請表格所載的條款及條件按發行價格向本公司購買　閣下申請表格註明的香港公開發售股份數量（或　閣下的申請獲接納而獲分配的任何較少數量的股份）。

(b) 對使用申請表格的申請人，有關　閣下申請但未獲分配之香港發售股份所代表的申購款之餘額（如有）及最終發行價格與最高發行價格（包括應付經紀佣金、香港證監會之交易徵費、投資者補償徵費和有關香港聯合交易所交易費）的差額（如有），將於2004年6月23日或之前按照　閣下在申請表格中所載的地址寄予　閣下，郵誤風險由　閣下承擔。

有關各種香港公開發行退款的具體程序包含在本節「倘　閣下成功申請香港發售股份（部份或全部）」及「閣下退款 — 其他資料」中。

(c) 任何申請均可能全部或部份不獲接納。

(d) 香港公開發行中的申請人務請注意，申請一經作出，在任何情況下（公司條例第40條規定的情況除外）均不得撤回。為免產生混淆，本公司及參與本招股書製作之所有其他各方均

(c) 倘　閣下以自己之利益提交重複申請（包括香港中央結算代理人根據　閣下的**電子認購指示**申請所申請的部份），則　閣下的所有申請將被視為重複申請而被拒絕。倘是非上市公司提交的申請，且：(1)該公司的唯一業務是進行證券交易；及(2)　閣下對該公司行使法定控制，則該項申請將視　閣下為實益人作出。非上市公司指無股本證券在香港聯交所上市的公司。有關公司的法定控制指　閣下：(1)控制該公司的董事會的組成；或(2)控制該公司一半以上的表決權；或(3)持有該公司一半以上的發行股本（不算超過利潤或資本分配一定數量後沒有參與權的任何部份）。

警告

透過向香港結算發出電子認購指示認購香港發售股份僅是提供給中央結算系統參與者的一項服務。本公司、聯席全球協調人和參與全球發行的各方對申請概不負責，亦不保證任何中央結算系統參與者將獲分配任何香港發售股份。

為確保中央結算系統投資者戶口持有人可透過中央結算系統「結算通」電話系統或中央結算系統互聯網系統向香港結算發出電子認購指示，謹請中央結算系統投資者戶口持有人盡早向該系統輸入電子認購指示。倘中央結算系統投資者戶口持有人在連接中央結算系統「結算通」電話系統或中央結算系統互聯網系統以提交電子認購指示時出現問題，則須：

(a) 提交**白色**或**黃色**申請表格（如適當）；或

(b) 於2004年6月17日星期四中午十二時正或上述「惡劣天氣對開始登記認購申請的影響」規定的較晚時間前到香港結算客戶服務中心填寫電子認購指示輸入要求表格。

8. 閣下可以申請的次數

(a) 只有在下列一種情況下， 閣下才可以提出超過一份就購買香港發售股份的申請：

- 倘 閣下是代名人， 閣下可以代名人的身份：(1)向香港結算發出**電子認購指示**(倘 閣下是中央結算系統參與者)，並(2)可以自己的名義代表不同的實益擁有人提交超過一份申請。在申請表格上「由代名人遞交」一欄中， 閣下必須為每位實益擁有人填寫：

  - 賬戶號碼；或

  - 其他識別編碼。

  倘 閣下沒有填上述信息，則申請將視為以 閣下本身為實益人遞交。

  否則，重復申請將遭拒絕受理。

(b) 倘 閣下或 閣下與聯名申請人一起出現下列情況， 閣下在香港公開發行中的所有申請將視為重複申請而被拒絕：

- 利用**白色**申請表格或**黃色**申請表格或以向香港結算提交**電子認購指示**的方式提交一份以上的申請（無論是個人還是與他人聯名）；或

- 利用**白色**申請表格或**黃色**申請表格或以向香港結算提交**電子認購指示**的方式申請超過34,697,500 H股（無論是個人還是與他人聯名）；或

- 已申請、取得或表示有意認購或已接收或已獲配售或將獲配售或配發（有條件及／或暫時）國際發行中之發售股份或美國存托股份。

(e) 閣下可發出**電子認購指示**，最低申請額為500股香港發售股份。超過500股香港發售股份的每份申請指示必須為申請表格一覽表上所列之其中一個倍數作出。

(f) 倘香港中央結算代理人代表他人在**白色**申請表格上簽署，由該等人士提交**電子認購指示**申請香港發售股份：

(i) 則香港中央結算代理人只作為該等人士的代名人行事，對任何違反**白色**申請表格或本招股書規定條件的行為不承擔任何責任；及

(ii) 香港中央結算代理人代表該等人士作出本招股書「香港公開發行之條款和條件」一節中「申請的後果」第(c)段列出的各有關人員進行一切代理行為。

(g) 倘 閣下被懷疑進行了重複申請或作出多於一個為 閣下之利益而提出之申請，由香港中央結算代理人申請的香港發售股份數量將自動減少，減少量為 閣下之指示申購的數量及／或代表 閣下之利益申請的數量。 閣下向香港結算發出或為 閣下之利益發出的任何**電子**認購指示須視為實際的申請。

(h) 在分配香港發售股份方面，香港中央結算代理人不應視為申請人。相反，每位提交**電子認購指示**的中央結算系統參與者或提交該指示的受益人將被視為申請人。

(i) 「香港公開發行之條款和條件」一節中的「個人資料」適用於聯席全球協調人、保薦人和聯席保薦人、本公司和本公司H股過戶登記處持有的關於 閣下的任何個人資料，同其適用於香港結算代理人以外申請人之個人資料一樣。

(i) 希望以自己的名義代表不同實益擁有人提交獨立申請的代名人需要在各申請表格中註明為「代名人」的方格內填上各實益擁有人的賬戶號碼或識別號碼。

6. 如何填寫申請表格

每份申請表格上均有詳細的指示。　閣下應該仔細閱讀這些指示。倘　閣下不嚴格遵守這些指示，　閣下的申請可遭拒絕。

倘最終確定的發行價格不足每H股11.88港元，則全部或部份成功的申請可獲得適當的退款，(包括與剩餘申請股款對應的經紀佣金、香港證監會交易徵費、投資者賠償徵費和香港聯交所交易費)，惟不支付利息。有關退款程序的詳細情況，請參照本招股書以下「香港公開發行之條款和條件」一節「閣下退款 — 附加信息」中的說明。

7. 如何向香港結算發出電子認購指示

(a) 中央結算系統參與者可以透過中央結算系統向香港結算發出**電子認購指示**申請香港發售股份，並安排支付申請時到期的款項和退款。這將依照其與香港結算簽訂的參與者協議和《中央結算系統一般規則》及《中央結算系統運作程序規則》。

(b) 倘　閣下是一名中央結算系統投資者戶口持有人，　閣下可以透過中央結算系統「結算通」電話系統撥打2979 7888或透過中央結算系統互聯網系統(https://ip.ccass.com)(使用現行有效的「投資者戶口持有人操作簡介」中的程序)提交**電子認購指示**。此外如　閣下前往下列地點，香港結算也能夠為　閣下輸入**電子認購指示**：

香港結算客戶服務中心
香港
皇后大道中128 － 140號
威享大廈高層地下

且需填妥輸入認購指示表格。

招股書於上述地址派發。

(c) 倘　閣下不是中央結算系統投資者戶口持有人，　閣下可以指示作為中央結算系統經紀參與者或中央結算系統託管商參與者的　閣下經紀人或託管人，透過中央結算系統終端提交**電子認購指示**申請香港發售股份。

(d) 閣下將被視為已經授權香港結算和／或香港中央結算代理人將　閣下申請的詳細情況轉移到本公司或本公司H股過戶登記處，無論是由　閣下提交還是透過　閣下的中央結算系統經紀參與者或中央結算系統託管商參與者提交。

- 註明抬頭人「滙豐代理人（香港）有限公司 — 中國平安公開發售」或“HSBC Nominees (Hong Kong) Limited — Ping An Public Offer”；
- 畫線註明「只准入抬頭人賬戶」；及
- 不得為期票。

銀行本票如不符合上述要求，則　閣下認購申請可遭拒絕受理。

(f) 按照上述第4(a)段所載的時間和其中一個地點將　閣下的申請表格提交其中一個收集箱。

(g) 閣下的重複申請或疑屬之重複申請將不予受理。請參照本招股書中本節「　閣下可以提交幾次申請」中之說明。

(h) 為了使**黃色**申請表格有效：

- 倘　閣下透過指定的中央結算系統參與者（中央結算系統投資者戶口持有人除外）提交申請：
  - 指定的中央結算系統參與者或其授權簽署人必須適當的方格中簽署；及
  - 指定的中央結算系統參與者須在申請表格適當的方格上蓋上公司印鑑（印鑑印列公司名稱）及填寫其參與者編號。
- 倘　閣下以個人中央結算系統投資者戶口持有人身份申購：
  - 則　閣下須填寫　閣下的姓名和　閣下的香港身份證號碼；及
  - 閣下須在適當的方格內填上　閣下中央結算系統參與者編號及簽署。
- 倘　閣下以聯名中央結算系統投資者戶口持有人身份申購：
  - 閣下須填上所有聯名中央結算系統投資者戶口持有人的姓名和身份證號碼；及
  - 閣下須在適當的方格內填上　閣下中央結算系統參與者編號，及中央結算系統投資者戶口持有人股份賬戶的授權簽署。
- 倘　閣下以公司中央結算系統投資者戶口持有人身份申購：
  - 則　閣下須填上　閣下的公司名稱和　閣下公司的香港商業登記證號碼；及
  - 閣下須在適當的方格內填上　閣下的中央結算系統參與者編號並及蓋上　閣下的公司印鑑（印鑑印列　閣下的公司名稱），並由中央結算系統投資者戶口持有人股份賬戶授權簽署人在適當的方格內簽署。

每份**黃色**申請表格中的簽署、簽署人的數目和印鑑式樣必須與香港結算保存的記錄一致。中央結算系統參與者的資料不準確或不完整或授權簽署、中央結算系統參與者編號或其他類似的遺漏或不足可能導致申請無效。

(c) 確定　閣下購買多少股香港發售股份。必須按照最高發行價格每股香港發售股份11.88港元來計算應該支付的購股款，加上1%經紀佣金、0.005%香港證監會交易徵費、0.002%投資者賠償徵費和0.005%香港聯交所交易費。即　閣下需每500股支付6,000.12港元。

(d) 以英文填妥並簽署申請表格（除非另有規定）。僅接納親筆簽名。由公司提交的申請，不管代表自身或他人提交，均須蓋上公司印鑑（印鑑印列公司名稱），經正式授權的負責人簽署，並必須註明其代表的權限。倘　閣下為其他人士的利益申請，則　閣下本人，而非該名人士，必須簽署申請表格。倘為聯名申請，則所有申請人均須簽署。倘　閣下透過正式授權代表提出申請，本公司或聯席全球協調人（或彼等的代理或代名人）可在符合彼等當中任何一方認為適當的任何條件（包括須取得證明　閣下的代表已獲授權的證據）的情況下，酌情授納　閣下的申請。

(e) 每份申請表格必須附有一張支票或一張銀行本票，支票或本票須緊釘於申請表格的左上角。

如以支票付款，則支票必須：

- 為港元支票；
- 在香港的港元銀行賬戶開出；
- 顯示　閣下的賬戶名稱，而該賬戶名稱必須已預印在支票上，或由有關銀行授權簽署的人士在該支票背面加簽。該賬戶名稱必須和　閣下申請表格上的姓名相同。倘支票從聯名賬戶上開出，則聯名賬戶中其中一個賬戶的名稱必須與排名首位的申請人的姓名相同；
- 註明抬頭人為「滙豐代理人（香港）有限公司 — 中國平安公開發售」或"HSBC Nominees (Hong Kong) Limited — Ping An Public Offer"；
- 畫線註明「只准入抬頭人賬戶」；及
- 不得為期票。

倘支票不能符合所有上述要求，或在首次過戶時不獲兑現，則　閣下的申請可能不予受理。

如以銀行本票付款，則銀行本票必須：

- 由本港持牌銀行發出，並由發出銀行本票的銀行授權的人士在銀行本票背面簽署核實　閣下的姓名。銀行本票背面所示姓名必須與申請表格上的姓名相同。倘屬聯名申請，則銀行本票背面的名稱所示姓名必須與排名首位的申請人的姓名相同；
- 為港元銀行本票；

(b) **透過中央結算系統向香港結算提交電子認購指示**

中央結算系統參與者應於下列時間輸入**電子認購指示**：

2004年6月14日（星期一） － 上午九時正至下午七時正[1]
2004年6月15日（星期二） － 上午九時正至下午七時正[1]
2004年6月16日（星期三） － 上午九時正至下午七時正[1]
2004年6月17日（星期四） － 上午九時正至中午十二時正

(1) 香港結算（在事先通知中央結算系統參與者後）或不時決定改變上述時間。

透過中央結算系統（倘　閣下是中央結算系統參與者）輸入　閣下**電子認購指示**之最後時間是2004年6月17日星期四中午十二時正，或該日不辦理申請登記，則為下述「惡劣天氣對開始登記認購申請的影響」分段中規定的日期和時間。

(c) **認講申請**

認購申請將於2004年6月17日星期四上午十一時四十五分開始至中午十二時正為止，惟「惡劣天氣對開始登記認購申請的影響」一段中說明的情況除外。在登記申請截止前，將不會處理香港公開發售股份之申請，亦不會配發任何該等股份。

(d) **惡劣天氣對開始登記認購申請的影響**

認購申請將根據天氣狀況於2004年6月17日星期四上午十一時四十五分至中午十二時正期間接受登記，惟須視乎當日天氣情況而定。如香港在2004年6月17日星期四上午九時正至中午十二時正內任何時間懸掛下列警告訊號，將不會接受認購申請：

- 八號或以上熱帶氣旋警告訊號；或
- 「黑色」暴雨警告訊號，

倘在該日的下一個營業日上午九時正至中午十二時正內在香港並無懸掛上述任何警告訊號，則申請登記將改為在該營業日上午十一時四十五分至中午十二時正期間內進行。營業日指香港星期六、星期日或公眾假日以外的日子。

5. **如何以白色或黃色申請表格申購**

(a) 取得**白色**或**黃色**申請表格。

(b) 閣下應該仔細閱讀本招股書和有關申請表格中的指示。倘　閣下不遵守這些指示，　閣下的申請可能被拒絕，並以平郵將退款支票或銀行本票退還給　閣下（或排名在前面的聯名申請人）在申請表格所示地址，郵誤風險概由　閣下承擔。

供新增收款分行（簡稱「**新增收款分行**」），則應不遲於2004年6月17日星期四在南華早報（以英文）和香港經濟日報（以中文）公佈有關該等新增收款分行的詳細情況。

(b) 閣下可以從下列地點獲得**黃色**申請表格和招股書：

(1) 香港結算的存管處服務櫃檯，地址為：香港德輔道中199號維德廣場2樓；

(2) 香港結算客戶服務中心，地址為：香港皇后大道中128-140號威享大廈高層地下；或

(c) 閣下之經紀人也可能有該申請表格。

4. 何時申請香港發售股份

(a) 白色或黃色申請表格

每一份填妥的**白色**或**黃色**申請表格，連同支票或銀行本票，必須在2004年6月17日星期四中午十二時正前提交，或在該日不辦理申請認購登記時，在下列「惡劣天氣對開始辦理申請登記的影響」分段中規定的下列具體時間提交。

閣下填妥的**白色**或**黃色**申請表格，連同支票或銀行本票，應於下列時間投放在滙豐銀行、中國銀行（香港）有限公司和東亞銀行有限公司之任何分行提供的專用收集箱內：

2004年6月14日（星期一） – 上午九時正至下午四時正
2004年6月15日（星期二） – 上午九時正至下午四時正
2004年6月16日（星期三） – 上午九時正至下午四時正
2004年6月17日（星期四） – 上午八時正至中午十二時正

於2004年6月14日星期一香港公開發行開始後，倘若本公司、保薦人和聯席保薦人認為需要滙豐銀行、中國銀行（香港）有限公司和東亞銀行就接受填妥的申請表格延長時間，則應不遲於2004年6月17日星期四在南華早報（以英文）和香港經濟日報（以中文）公佈延長時間的詳細情況。倘若按以上所述開設任何新增收款分行，則也可以在上述時間或公佈的其它時間將填妥的申請表格投放在該等新增收款分行的專用收集箱內。

九龍廣場分行	九龍青山道485號九龍廣場地下1號
開源道分行	觀塘開源道55號
尖沙咀東分行	尖沙咀加連威老道94號明輝中心G02-03
黃埔花園分行	紅磡黃埔花園第一期商場G8B號
又一城分行	九龍塘又一城LG149
鑽石山分行	鑽石山荷里活廣場地下G107號

新界：

荃灣青山道分行	荃灣青山道167號
好運中心分行	沙田橫壆街好運中心地下
青衣城分行	青衣青衣城115號

或下列任何東亞銀行有限公司分行：

港島：

總行	香港德輔道中10號
銅鑼灣	怡和街46號
中區	德輔道中31號
堅城中心	卑路乍街23號堅城中心地下D號鋪位
西營盤	皇后大道西338-342號
筲箕灣	筲箕灣道307-313號地下
灣仔	軒尼詩道314-324號

九龍：

觀塘	康寧道7號
旺角	彌敦道638-640號
旺角南	旺角彌敦道585號富時中心地下
尖沙咀	九龍彌敦道96號美敦大廈A及B號鋪位

新界：

沙田新城市	沙田新城市廣場第一期7樓726-730號鋪位
大埔廣場	大埔廣場地下商場49-52號鋪位
荃灣	沙咀道239-243號
屯門	雅都花園商場地下G16號鋪位

於2004年6月14日星期一香港公開發行開始後，倘若本公司、保薦人及聯席保薦人認為需要滙豐銀行、中國銀行（香港）有限公司和東亞銀行有限公司就領取**白色**申請表格和本招股書提

德輔道中	德輔道中141號中保集團大廈
熙華大廈	灣仔軒尼詩道71-85B熙華大廈地下
北角	北角英皇道306-316號雲華大廈地下
西寶城	香港西環卑路乍街8號西寶城地下低層1-3號鋪

九龍：

淘大花園	九龍牛頭角道77號淘大商場二期地下G193-200及203號鋪
觀塘	觀塘裕民坊1號
美孚新邨	美孚新邨第4期百老匯街79號
旺角	旺角彌敦道673號
海洋中心	九龍尖沙咀廣東道5號海洋中心3樓355號鋪
大有街	新蒲崗大有街26-28號鋪
尖沙咀	尖沙咀彌敦道82-84號
窩打老道	何文田窩打老道71號

新界：

連城廣場	沙田車站圍連城廣場38-46號鋪
葵芳日夜理財中心	葵芳新都會廣場1樓218A, 219-220號鋪
屯門市廣場	屯門市廣場第二期高層地下1號鋪
元朗	元朗青山道150-160號元朗滙豐大廈地下

或下列任何中國銀行（香港）有限公司分行：

港島：

中銀大廈分行	中環花園道1號3樓
中環永安集團大廈分行	香港德輔道中71號
銅鑼灣分行	香港銅鑼灣波斯富街18號
北角分行	北角英皇道464號樂嘉中心商場地下
統一中心分行	香港金鐘道95號統一中心一樓商場1021號

九龍：

旺角總統商業大廈分行	九龍旺角彌敦道608號

香港上海滙豐銀行有限公司	香港 皇后大道中1號15樓
摩根士丹利添惠亞洲有限公司	香港中環 交易廣場第三座30樓
法國巴黎百富勤融資有限公司	香港中環 花園道3號 亞太金融大廈36樓
時富融資有限公司	香港中環 皇后大道中181號 新紀元廣場低座21樓
招商國通證券有限公司	香港中環 康樂廣場8號 交易廣場一期48樓
星展亞洲融資有限公司	香港中環 德輔道中68號 萬宜大廈16樓
第一上海證券有限公司	香港中環 德輔道中71號 永安集團大廈19樓
國泰君安證券（香港）有限公司	香港中環 皇后大道中181號 新紀元廣場低座27樓
凱基金融亞洲有限公司	香港中環 花園道3號 亞太金融大廈27樓
東英亞洲有限公司	香港中環 交易廣場二期27樓
大福證券有限公司	香港中環 皇后大道中16至18號 新世界大廈25樓

或下列任何香港上海滙豐銀行有限公司分行：

港島：

香港總行	香港皇后大道中1號3樓
香港仔中心	香港仔中心第1期地下2號鋪
柴灣	柴灣宏德居B座地下1-11號鋪
太古城中心	太古城中心第1期065號鋪

1. 申請香港發售股份之方法

閣下可以使用以下任何一種方法申購香港發售股份：

- 使用**白色**或**黃色**申請表格；或
- 可透過中央結算系統以**電子方式**指示香港結算促使香港中央結算代理人代表　閣下申請認購香港發售股份。

2. 使用何種申請方法

(a) 白色申請表格

如　閣下欲以　閣下自己的名義登記獲配發之香港發售股份，請使用**白色**申請表格。

(b) 黃色申請表格

如　閣下欲以香港中央結算代理人之名義登記獲配發之香港發售股份，並將股份直接寄存中央結算系統，以記存於　閣下之中央結算系統投資者戶口持有人股份賬戶或　閣下指定之中央結算系統參與者的股份賬戶，請使用**黃色**申請表格。

(c) 透過中央結算系統以電子方式指示香港結算代表　閣下申請

除使用**黃色**申請表格外，　閣下可透過中央結算系統以**電子方式**指示香港結算促使香港中央結算代理人代表　閣下申請香港發售股份。任何分配予　閣下之香港發售股份將會以香港中央結算代理人之名義登記並直接寄存中央結算系統，以記存於　閣下之中央結算系統投資者戶口持有人股份賬戶或　閣下指定之中央結算系統參與者的股份賬戶。

3. 何處領取申請表格

(a) 閣下可於2004年6月14日星期一上午九時正至2004年6月17日星期四中午十二時正的正常營業時間內從以下地點獲得**白色**申請表格和招股書：

任何香港聯交所參與者

或

中銀國際亞洲有限公司	香港中環 花園道1號 中銀大廈35樓
高盛（亞洲）有限責任公司	香港 皇后大道中2號 長江集團中心68樓

份交付），其數量合計為全球發行下初步可供認購的發售股份總量大約15%，可用來應付國際發行中的超額配股（如有）。倘全面行使超額配股權，則發售股份（可用H股或美國存托股份交付）將佔本公司在全球發行完成以後擴大發行股本的大約25%（假設不根據滙豐價格調整差價發行任何新股）。聯席全球協調人還可以根據本招股書中「與本招股書和全球發行有關之信息」一節下「穩定市場」部份所說明的安排來應付任何超額配股。倘已行使超額配股權，則本公司需發表公告說明相關的具體內容。

交易安排

倘香港公開發行於2004年6月24日上午八時正或之前滿足先決條件，預期發售股份將於2004年6月24日在香港聯交所開始交易。

份的數量要繼續增加，而H股在香港公開發行下達到總數277,579,000 H股，佔全球發行初步可供認購的發行股票的20%。在每種情況下，重新分配到香港公開發行中的額外的H股將在A組和B組之間進行分配，而國際發行項下分配的H股數量則相應減少。

另外，倘香港公開發行沒有被全部認購，聯席全球協調人將有權決定按照其認為合適的數量重新將未被認購的香港發售股份部份或全部重新分配到國際發行中。

本招股書提到的申請、申請表格、申購或認購資金或申購程序等，僅與香港公開發行有關。

國際發行

本公司和售股股東分別根據國際發行首次分別發行1,192,325,000股和126,172,000發售股份（根據投資者的選擇，可以H股或美國存托股份的形式交付），佔全球發行下初步可供認購的發售股份總數的大約95%，而且根據發售股份在國際發行和香港公開發行之間進行的重新分配（如有），佔本公司在全球發行完成後擴大發行股本的大約21.28%，假設不行使超額配股權且不考慮根據滙豐價格調整差價可以發行的任何新股。有關售股股東及其各自配售的H股的數目之詳情，請參閱附錄八 —「法定及一般資料 — 5.F.售股股東情況」。

根據國際發行，發售股份或美國存托股份將由國際購買人或由他們任命的銷售代理人為本公司和代表售股股東進行有條件的私募發行。國際發行下的發售股份或美國存托股份將私募發行給特定的專業和機構投資者和其他投資者，這些投資者預期對在香港、歐洲和美國以外的其他管轄區（不包括中國）按照S條例項下的離岸交易中進行的私募發售股份有很大的需求，且在美國則發行給規則144A界定的合格機構購買者。根據其在本公司現行公司章程規定的權利，滙豐保險已經向本公司表示有意認購本公司在國際發行中所發行的H股，但其在本公司中的持有的股權將維持在不超過現有10%之水平。詳情參閱「業務 — 海外投資者」。倘滙豐保險如此認購H股，則該H股應該在國際發行中分配給滙豐保險。國際發行的前提條件是香港公開發行成為無條件的合格發行。

超額配股權

根據國際購買協議，本公司和售股股東計劃向國際購買人授予超額配股權，由代表國際購買人的聯席全球協調人來行使，聯席全球協調人將有權在香港發售股份項下提交申請的最後期限後30天內選擇是否要求本公司發行額外的189,258,000發售股份（全部或部份股票可用H股或美國存托股份交付），且售股股東出售總量為18,925,000股額外發售股份（其部份或全部可用H股或美國存托股

引第4.2段的要求而需嚴格遵守的豁免，該項要求為在首次公開發行中提供香港認購部份和私募部份時，香港認購部份的股份分配最低要求要達到首次公開發售股份的10%。

在香港公開發行下可提供的發售股份的總數量（已考慮參照下述之重新分配後）將就分配目的分為兩組：A組和B組。A組中的發售股份將在平等的基礎上分配給已經申請H股且合計認購價格不超過500萬港元（不包括經紀佣金、香港證監會交易徵費、香港證監會投資者補償費和香港聯交所交易費）的申請人。B組中的發售股份將在平等的基礎上分配給已經申請H股且合計認購價格超過500萬港元（不包括經紀佣金、香港證監會交易徵費、香港證監會投資者補償費和香港聯交所交易費）的申請人。投資者應意識到，A組中的申請和B組中的申請可能有不同的分配比例。倘其中一組中的發售股份認購不足（而不是兩組都不足），過剩的H股將轉移到另一組，以滿足該組的需要，並進行相應的分配。僅為本段之目的，發售股份的「認購價格」意味申請時應付的價格（不參照最終決定的發行價格）。申請人只能接收來自A組或B組中任一的發售股份分配，但不能同時來自兩組。多個申請或被懷疑的多個申請，及申請超過香港公開發行中首次包含的69,395,000發售股份（即34,697,500發售股份）50%的申請將被拒絕。香港公開發行下的每一個申請人亦被要求在其提交的申請表格中承諾並確認自己和代表自己利益申購的人沒有表示有意或已接受及將表示有意或接受任何國際發行下的發售股份，且倘該申請人違反其承諾及／或確認或該承諾及／或確認屬不真實（視情況而定），則其申請將被拒絕。

本公司已向香港聯交所提出申請，遵照以下基礎請求豁免上市規則第18項應用指引第4.2段嚴格要求的回補規定。倘在香港公開發行下有效申請的發售股份數量佔香港公開發行下初步可供認購的發售股份數量的15倍或更多，但不超過50倍，那麼發售股份將從國際發行中重新分配到香港公開發行中，而發售股份在香港公開發行下可獲得的總數量達到104,092,000 H股，佔全球發行下初步可供認購得到發售股票的7.5%。倘在香港公開發行下有效申請的H股數量佔香港公開發行下初步可供認購的發售股份數量的50倍以上，但不超過100倍，則從國際發行中重新分配到香港公開發行中的發售股份的數量要繼續增加，而H股在香港公開發行下達到總數208,184,000 H股，佔全球發行下初步可供認購的發售股票的15%。倘在香港公開發行下有效申請的H股數量佔香港公開發行下初步可供認購的發售股份數量的100倍以上，則從國際發行中重新分配到香港公開發行中的發售股

部或部份股票可用H股或美國存托股份交付），其數量合計為根據全球發行初步可供發行的發售股份總量大約15%，僅用來應付國際發行中的超額分配（如有）。聯席全球協調人也可以選擇通過在二級市場購買發售股份，或以部份購買二級市場股票及部份行使超額配股權的方式來彌補該超額分配。任何該等在二級市場的購買將按照所有適用法律、法規和規則進行。倘全面行使超額配股權，則超額發行的發售股份（全部或部份股票可用H股或美國存托股份交付）將佔在全球發行和超額配股權完成以後擴大股本的大約3.26%（未計根據滙豐價格調整差價可以發行的任何新股）。倘行使超額配股權，則需要發表報章公告。

在全球發行中首次發售的1,387,892,000發售股份將佔本公司在全球發行完成以後擴大股本的大約22.40%，不考慮超額配股權的行使且不根據滙豐價格調整差價發行任何新股。倘超額配股權全部執行，則發售股份將佔全球發行完成和超額配股權行使後本公司擴大股本的大約25.00%（假設不根據滙豐價格調整差價發行任何新股）。

香港公開發行全部由香港承銷商來承銷，而國際發行預期將由國際購買人全部承銷，每種情況都可能有不同的基礎，但要符合「承銷 — 承銷安排與費用」一節中規定的具體條件。香港承銷協議於2004年6月11日簽訂，根據本公司（為本公司與代表售股股東）與聯席全球協調人（代表承銷商）之間就發行價格達成的協議，國際購買協議預期將於2004年6月18日簽訂。香港承銷協議和國際購買協議預期彼此互為條件。

香港公開發行

本公司計劃以發行價格（佔全球發行首次可提呈發售股份總數的大約5%）首次發行69,395,000發售股份，以供香港公眾認購。根據下列國際發行和香港公開發行之間發售股份的重新分配，香港的發售股份將佔全球發行完成以後本公司擴大發行股本的大約1.12%，未計超額配股權的行使或根據滙豐價格調整差價可以發行的任何新股。本公司已經向香港聯交所申請就上市規則第18項應用指

全球發行

全球發行包括香港公開發行和國際發行。在全球發行下首次可提呈發行的股票總數為1,387,892,000發售股份，其中1,318,497,000（可根據投資者的選擇以H股或美國存托股份交付）公開發售股份將首次根據國際發行進行有條件的私募發行，剩餘的69,395,000發售股份將最初根據香港公開發行按照發行價格首次向香港公眾發行（每種情況都需要根據下面「香港公開發行」項下説明的基礎進行重新分配）。在國際發行項下私募發行的H股或美國存托股份將有條件地以私募方式發行給專業、機構和其他投資者，這些投資者預期對在香港、歐洲和美國以外的其他管轄區（不包括中國）按照S條例項下的離岸交易中進行的發售股份有很大的需求，而在美國則發行給規則144A界定的合格機構購買者。

投資者可以申請香港公開發行中的發售股份，也可以對國際發行項下的發售股份表示興趣，但不可以兩者同時進行。香港公開發行對香港的公眾開放及機構和專業投資者開放。國際發行將涉及有選擇性地向機構和專業投資者及其他預期對該發售股份有很大需求的投資者銷售發售股份。國際發行將包括對日本投資者（包括零售投資者）進行的非上市公開發行，但不在日本進行美國存托股份的公開發行。潛在的專業、機構和其他投資者需要説明其按照不同的價格或按照特定價格準備購買的國際發行項下發售股份的數量。這個過程稱為「累計投標」過程，累計投標過程預期將持續一段時間並在2004年6月17日或之前停止。

國際發行項下的發售股份的分配將由聯合全球協調人來決定，決定依據許多因素，包括需求的水平和時間安排、相關投資者在有關行業的已投資資產或權益資產總額及相關的投資者是否預期在發售股份在香港聯交所上市以後可能更進一步購買及／或持有或銷售其已購買的發售股份。該配股計劃使發售股份的分銷能夠建立牢固的股東基礎，從整體上對本公司和股東利益有利。

香港發售股份在香港公開發行下對投資者進行分配的依據只根據香港公開發行下收到的有效申請數量來釐定。分配基準可以因應申請人有效申請的香港發售股份的數量而變化，除此之外，要嚴格按照比例進行，雖然香港發售股份的分配可以在適當時包括抽籤的方式，抽籤意味著一些申請人會比其他申請同樣數量的香港發售股份的人獲得更高的分配，而不中簽的申請人則將可能不獲得任何香港發售股份。

在國際發行方面，本公司和售股股東計劃向國際購買人授予超額配股權，由代表國際購買人的聯席全球協調人行使。根據超額配股權，聯席全球協調人將有權在香港公開發行項下提交申請最後期限後30日內選擇是否要求本公司按照發行價格再配發總量為189,258,000股的發售股份（全部或部份股票可用H股或美國存托股份交付），而售股股東將出售總量為18,925,000股的發售股份（全

發行價格的公告及國際發行的反應踴躍程度和申購的結果與香港發售股份的分配基準等，預期都將在2004年6月23日公佈。

香港公開發行的條件

除非下列條件於香港承銷協議以及國際承銷協議指定日期及時間之前獲得豁免，否則對香港發售股份認購的所有申請須於以下條件在上述日期或之前（而無論如何不得遲於此招股書日之後30日）達成後方可接納：

(a) 香港聯交所上市委員會批准根據全球發行提呈發行的H股（包括因行使超額配股權而可能增發的H股）及轉換本公司現有已發行非上市外資股形成的H股上市並允許其進行交易（僅根據配股和分派的有關股票而定並滿足本公司及聯席全球協調人（後者代表承銷商）可接受的其它正常條件），且該上市和批准以後沒有在香港聯交所H股交易開始之前被撤消；

(b) 在定價日或前後已經按時合法確定了發行價格並簽訂和交付了國際購買協議；及

(c) 承銷商在香港承銷協議和國際購買協議項下的義務成為並保持為無條件義務（倘相關，包括聯席全球協調人代承銷商豁免任何條件的結果），且這類義務沒有依照各自的協議條款而被終止，

香港公開發行和國際發行的最終完成將受某些因素的影響，主要包括任一發行按照協議各自的條款成為無條件且沒有被終止。

倘上述條件沒有在具體時間和日期之前完成或獲得豁免，則全球發行將失效，同時香港聯交所將立即被通知。全球發行失效的通知將由本公司在該失效後第二天在南華早報（英文）和香港經濟日報（中文）上公佈。

倘出現上述情況，則所有申購資金將被退還給申請人，不帶利息，具體條件參閱「香港公開發行之條款和條件」一節。同時，所有申購資金將被持有於一個獨立銀行賬戶，收款銀行為銀行條例（香港法律第155章）許可的一家銀行（或多家銀行）。

申請時應付價格

發行價格將不超過11.88港元，且預期也不低於9.59港元。香港公開發行申請人需要在申請時支付最高價格每H股11.88港元，另加1%經紀佣金、0.005%香港證監會交易徵費、0.002%投資者賠償徵費和0.005%香港聯交所交易費，即每手500 H股而言，總金額為6,000.12港元。

倘最終按照下列方式確定的發行價格低於最高價格，適當的退款（包括屬於剩餘申購款的經紀佣金、香港證監會交易徵費、投資者賠償徵費和香港聯交所交易費）將會退還給成功的申請人，但不帶利息。有關退款程序的詳細說明，請參閱「香港公開發行之條款和條件」一節。

確定發行價格

發行價格預期在定價日當市場對H股的需求已確定時由聯席全球協調人（代表承銷商）與本公司（為本公司和代表售股股東）協商確定。定價日預期為2004年6月18日或前後，且無論如何不遲於2004年6月20日。

發行價格將不超過11.88港元，且預期也不低於9.59港元。發行價格將不超過本招股書中說明的發行價格範圍，除非按照下面的詳細說明，在不遲於根據香港公開發行項下提交申請最後限期當日上午另有公告。聯席全球協調人代表承銷商可以在認為合適時，根據累計投標過程中各有關專業、機構或其他投資者表示興趣的程度，經本公司同意後，在提交香港公開發行申請最後限期當日上午前任何時候，將指示性的發行價格範圍降低到本招股書中說明的水平之下。在此情況下，本公司將在作出該減價決定之後可行地儘快，但無論如何在不遲於提交香港公開發行申請最後限期當日上午前，將有關該指示性發行價格範圍降低的通知公佈在南華早報（英文）和香港經濟日報（中文）上。該降價通知還包括適當時對營運資金說明、目前在「招股書概要」一節中說明的發行統計及任何其他因降價發行而可能發生變化的其他財務資料的確認或修改。**倘香港發售股份認購申請在提交香港公開發行申請最後限期當日前提交，則即使發行價格的範圍按如上所述降低，該申請隨後也不得予以撤消。**

倘聯席全球協調人（代表承銷商）與本公司（為本公司與代表售股股東）無法就發行價格達成一致，則全球發行將因無法完成需要的條件而最終失效。

15%。這些發售股份（全部或部份可經投資者選擇以H股或美國存托股份的形式交付）將按照發行價格發行或出售，並僅用來應付國際發行中的超額分配（如有）。

總費用

假設發售股份的發行價格為每股10.735港元（為發售股份的發行價格範圍每股9.59港元到11.88港元的中值），佣金和費用總額，加上香港聯交所的上市費、香港證監會交易徵費、投資者賠償徵費和香港聯交所交易費、法律和其他專業費用、印刷和其他有關全球發行的費用，總共估計大約為7.45億港元（假設不行使超額配股權）。該佣金、費用和開支應由本公司（6.77億港元）和售股股東（0.68億港元）按各自在全球發行中出售發售股份的比例支付。

香港承銷商在本公司中的利益

中銀國際亞洲有限公司（作為香港承銷商之一）為本公司在香港聯交所上市的保薦人。三家香港承銷商，即高盛（亞洲）有限責任公司、香港上海滙豐銀行有限公司和摩根士丹利添惠亞洲有限公司為本公司在香港聯交所上市的聯席保薦人。

高盛（亞洲）有限責任公司是高盛投資者的全資子公司，在本公司及本公司的兩家子公司中持有股權。香港上海滙豐銀行有限公司是滙豐保險的關聯公司，在本公司一家子公司中持有權益。摩根士丹利添惠亞洲有限公司是摩根士丹利集團的成員和摩根投資者的關聯公司，在本公司及本公司的兩家子公司中持有股權。

聯席保薦人的各關聯公司目前在本公司均持有股權。香港上海滙豐銀行有限公司和高盛（亞洲）有限責任公司及香港上海滙豐銀行有限公司的各關聯公司目前在本集團的某些成員中持有股權。本公司並與保薦人和聯席保薦人的關聯公司訂立若干交易，包括與滙豐銀行建立合資企業以參與信用卡業務及／或抵押貸款業務、由滙豐保險向集團提供某些技術援助和服務，提供保險予已從滙豐保險購買某些保險單的人士，與摩根士丹利及其關聯方進行的存款和證券交易服務，以及與中國銀行進行存款、銀行服務、結算服務及銀行保險安排。詳情請參閱「業務 — 海外投資者」、「業務 — 關連交易」、「業務 — 人壽保險 — 銀行保險」、「業務 — 信託」、「業務 — 投資組合」和「業務 — 近期發展」及附錄八 — 「法定及一般資料」。

國際私募

國際購買協議

在國際發行方面，本公司和售股股東預期與國際購買人達成國際購買協議。根據該國際購買協議，待確定的國際購買人將各別同意購買國際發行中提供的發售股份或促使購買人購買國際發行中提供的發售股份。

根據國際購買協議，本公司和售股股東計劃對國際購買人授予超額配股權，由聯席全球協調人代表國際購買人執行，執行時間為香港公開發行項下提交申請最後期限日後30日內，藉此要求本公司發行總量合共189,258,000的增發發售股份（可全部或部份以H股或美國存托股份的形式交付），且售股股東在全球發行方面將出售總量合共18,925,000的增發發售股份（可全部或部份以H股或美國存托股份的形式交付），其數量合計為根據全球發行初步可供認購的發行股票的最多數量之

上述(1)或(2)描述的任何交易將以現金或其他方式通過交付本公司的H股、美國存托股份、其他股份或其他證券來進行結算。上述規定不適用於以下情況：(A)根據香港承銷協議或國際購買協議分別向香港承銷商或國際購買人出售H股或美國存托股份，(B)根據本招股書「業務 — 海外投資者」一節中所載有關於與滙豐保險投資於本公司相關的認購協議和本公司的公司章程發行股份，(C)本公司於H股在香港聯交所開始交易日行使期權或認購權或轉換已發行證券時發行H股或美國存托股份，或(D)全球發行完成後由本公司以外的其他人士從事與公開市場交易中購買的本公司H股(包括以美國存托股份代表的H股)或其他證券有關的交易。

於六個月期間，除非事先經全球聯席協調人代表香港承銷商書面同意，本公司將令其子公司和受控關聯方不得(X)發售、質押、出售、簽約出售、出售任何期權或簽約購買、購買任何期權或簽約出售、授予或同意授予任何期權、權利或認購權證以購買、出借、或直接、間接以其他方式轉讓或處置本公司的H股(直接或以美國存托股份的形式)、或本公司的任何股份或可轉換為、可行權獲得或可交換為本公司H股、美國存托股份或任何股份的任何證券或有權收取本公司H股、美國存托股份或任何股份的任何證券，無論是該子公司或關聯方現在擁有的還是以後獲得的，也無論是其直接還是間接擁有的，或(Y)訂立任何掉期或其他安排，將本公司H股、美國存托股份或任何股份的所有權之部份或全部經濟後果轉讓給他人，無論上述(X)或(Y)描述的任何交易將以現金或其他方式通過交付本公司的H股、美國存托股份、其他股份或其他證券來進行結算。

於H股在香港聯交所開始交易日後180天期間，本公司將不會協助任何售股股東：(a)發售、質押、出售、簽約出售、出售任何期權或簽約購買、購買任何期權或簽約出售、授予或同意授予任何期權、權利或認購權證以購買、出借、或直接、間接以其他方式轉讓或處置本公司的H股(直接或以美國存托股份的形式)、或本公司的任何股份或可轉換為、可行權獲得或可交換為本公司H股、美國存托股份或任何股份的任何證券或有權收取本公司H股、美國存托股份或任何股份的任何證券，無論其是該售股股東現在擁有的還是以後獲得的，也無論是其直接還是間接擁有的，或(b)訂立任何掉期或其他安排，將本公司H股、美國存托股份或任何股份的所有權之部份或全部經濟後果轉讓給他人，無論上述(a)或(b)描述的任何交易將以現金或其他方式通過交付本公司的H股、美國存托股份、其他股份或其他證券來進行結算。

佣金和費用

香港承銷商將收取香港發售股份應付發行價格的2.5%作為承銷佣金，香港承銷商將會從中支付任何其分承銷佣金。對於重新分配給國際發行的未獲認購的香港發售股份而言，本公司將以國際發行適用費率支付承銷佣金，且該佣金將支付給國際購買人而不是香港承銷商。

公共混亂、民間暴動、經濟制裁、火災、洪水、爆炸、流行病、爆發傳染性疾病、災難性危機、罷工或停工（無論是否在保險方面受保）；或

(iv) 香港聯交所、紐約證券交易所或倫敦證券交易所之證券交易活動遭暫停或重大限制，或本公司在場內或場外的任何證券交易活動遭暫停或重大限制，或由於異常金融環境或其他變動使香港、美國或英國的任何證券交收或結算出現重大中斷或系統癱瘓或香港、紐約、倫敦或中國有關主管機關宣佈商業銀行活動全面停止；或

(v) 涉及可能使香港、中國、美國、英國、日本或任何其他全球聯席協調人認為相關的司法管轄區的稅務或外匯管制產生轉變（或實施任何外匯管制）的變動或發展；或

(vi) 任何重大訴訟或對集團任何成員威脅提起或已經提起的索賠，

而聯席全球協調人（為本身及代表香港承銷商）全權認為上述事件：

(a) 足以或將會或可能對集團的總體事務、管理、業務、財務、交易或其他狀況或前景或對本公司的任何現有或未來股東有重大不利影響；或

(b) 對全球發行的成功、申請或接納發售、認購、購買發售股份的程度或發行股票的分配或H股在二級市場的交易已經或將會或可能有重大不利影響；或

(c) 導致香港公開發行及／或國際發行的進行成為不切實際、不明智或不可行。

承諾

於定價日開始至H股在香港聯交所開始交易日後180天結束期間（簡稱「**六個月期間**」），事先若無全球聯席協調人代表香港承銷商書面同意，本公司將不會(1)發售、質押、出售、簽約出售、出售任何期權或簽約購買、購買任何期權或簽約出售、授出或同意授出任何期權、權利或認購權證以購買、貸出、或直接、間接以其他方式轉讓或處置本公司的H股（直接或以美國存托股份的形式）、或本公司的任何股份或可轉換為、可行權獲得或可交換為本公司H股、美國存托股份或任何股份的任何證券或有權收取本公司H股、美國存托股份或任何股份的任何證券，或(2)訂立任何掉期或其他安排，將本公司H股、美國存托股份或任何股份的所有權之部份或全部經濟後果轉讓給他人，無論

終止的原因

倘發售股份在香港聯交所開始交易之日上午八時之前出現下列任何情況，則聯席全球協調人（為本身及代表香港承銷商）可以發出書面通知，終止香港承銷商須自行或安排他人認購香港發售股份的責任：

(a) 本公司及執行董事違反任何保證或本公司或任何執行董事違反了香港承銷協議項下的任何規定；

(b) 發生或發現任何如果在緊接本招股書日之前發生及沒有在本招股書中披露則可以構成遺漏的事件；

(c) 本招股書中包含的任何陳述已經成為或被發現在任何方面不真實、不正確或具有誤導性；

(d) 發生任何事件、作為或不作為以致或可能引致本公司或公司執行董事根據香港承銷協議中規定的賠償保證承擔任何法律責任；

(e) 集團任何成員的業務、融資或交易地位發生或將會發生任何重大不利變化；

(f) 形成、出現、發生或導致任何有關於或與下列各項相關之事件或一連串事件、事宜或情況：

(i) 香港、中國、美國、英國、日本或任何其他全球聯席協調人認為相關的司法管轄區的當地、國家或國際金融、政治、經濟、法律、軍事、工業、財政、監管、貨幣、或市場條件、權益證券或股票或其他金融市場狀況，或任何貨幣或交易結算系統（包括但不限於港元或人民幣對任何外幣的重大貶值）出現任何變動或任何引起變動的事件或一連串事件；或

(ii) 香港、中國、美國、英國、日本或任何其他全球聯席協調人認為相關的司法管轄區任何新的法律或更改現行法律或任何法院或其他主管機關更改任何現行法律的解釋或適用範圍；或

(iii) 任何對香港、中國、美國、英國、日本或任何其他全球聯席協調人認為相關的司法管轄區有影響之不可抗力事件，包括但不限於任何自然災害、戰爭、戰事爆發或升級（無論是否宣戰）或恐怖主義行為、宣佈全國性或國際性緊急狀態或戰爭、動亂、

香港承銷商

聯席牽頭經辦人
（按字母順序）

中銀國際亞洲有限公司

高盛（亞洲）有限責任公司

香港上海滙豐銀行有限公司

摩根士丹利添惠亞洲有限公司

副牽頭經辦人

法國巴黎百富勤融資有限公司

副經辦人

時富融資有限公司

招商國通證券有限公司

星展亞洲融資有限公司

第一上海證券有限公司

國泰君安證券（香港）有限公司

凱基金融亞洲有限公司

東英亞洲有限公司

大福證券有限公司

承銷安排與費用

香港公開發行

香港承銷協議

根據香港承銷協議，本公司將按本招股書及有關申請表格中之條款及條件首次發行根據香港公開發行而提呈發售的香港發售股份69,395,000股以供認購。

倘(1)香港聯交所上市委員會批准發行股票（包括因行使超額配股權而可能增發的H股）及轉換本公司現有已發行非上市外資股形成的H股（僅根據配股和分派的有關股票而定並需滿足本公司及聯席全球協調人（後者代表承銷商）可接受的其它正常條件）在不晚於6月24日（或聯席全球協調人（代表香港承銷商）同意的較晚日期）上市並允許其進行交易，及(2)香港承銷協議中規定的某些其他條件，則香港承銷商分別同意自行或安排他人按照本招股書和有關申請表格中規定的具體條件，申請認購於香港公開發行下提呈發售而未獲認購的香港發售股份。

未來計劃

參閱「業務 — 本公司的戰略」、「業務 — 人壽保險 — 業務計劃」和「業務 — 財產保險 — 業務計劃」項下關於本公司未來計劃的詳細說明。

全球發行的所得款項之運用

假設不行使超額配股權，不根據滙豐價格調整差價發行新股，不以美國存托股份的形式出售H股，並假設每H股發行價格為10.735港元，即發行價格為估計發行價格幅度內的中值，據本公司估計，本公司扣除預計的承銷費和本公司全球發行的應付費用後，將從全球發行中獲得大約128.67億港元（約合人民幣137.13億元）的所得款項淨額。本公司計劃使用這些所得款項淨額為下列目的：

- 大約70%的所得款項淨額用於一般經營目的，包括加強本公司的資本基礎、滿足未來的償付能力要求、業務擴展、潛在戰略交易以及公司合併與精簡後台作業流程與員工培訓等方面的其他費用；

- 大約15%的所得款項淨額用於提高本公司的業務和經營，包括擴大本公司的服務網絡、增加銷售代理人培訓及加強分銷能力等。參閱「業務 — 人壽保險」和「業務 — 財產保險」兩節；及

- 大約15%的所得款項淨額用於對本公司的信息技術系統進行升級。參閱「業務 — 信息技術」一節。

對於全球發行所得款項淨額不能立即用於上述目的部份，本公司計劃在中國法律法規允許的限度內將這些所得款項淨額存入生息銀行賬戶或投資於短期投資級債券。

假設不行使超額配股權，扣除估計的承銷費和本公司全球發行的應付費用，沒有以美國存托股份的形式發行H股，且並假設每H股發行價格為10.735港元，即估計發行價格範圍內的中值，全球發行的所得款項淨額中售股股東的部份大約為12.87億港元（約合人民幣13.71億元）。

本公司將不從售股股東在全球發行中所出售的H股或美國存托股份中獲得任何所得款項。售股股東在全球發行中出售H股或美國存托股份所獲得的所有所得款項淨額都將按照中國政府的有關要求滙入國家社會保障基金。具體內容，請參閱「主要股東和售股股東」一節。

本公司從全球發行中以美元和港元獲得的所得款項淨額，在財務報表中按照收取所得款項淨額時中國人民銀行公佈的現行匯率為準進行計算。

對有關本公司壽險業務內涵價值計算簽發的意見書副本包含在本招股書附錄四 —「諮詢精算師報告」中。華信惠悅保險精算顧問有限公司的意見不構成對其中所使用財務信息的審計意見。請參閱本招股書附錄四 —「諮詢精算師報告」。

在計算本公司的內涵價值和一年新業務的價值時，華信惠悅保險精算顧問有限公司依靠的是本公司提供的數據和信息，包括有關保單數據文件、有關管理層經營計劃的建議和其他未經審計的和經審計的信息。華信惠悅保險精算顧問有限公司的報告提供了其使用和依靠所提供數據和信息之詳細信息。

在「諮詢精算師報告」中，本公司的內涵價值和新簽發保單方面壽險一年新業務的價值是通過系列假設得出的，假設的前提是未來投資環境和未來業務經營存在各種特定的不確定性。閣下應該仔細考慮「諮詢精算師報告」中包含的各種數值，這些數值反映了不同假設對各種價值產生的影響。而且，「諮詢精算師報告」中説明的各種數值並不必然代表所有可能的結果。

計算內涵價值和一年新銷售的價值必然要就行業業績、一般業務和經濟條件、投資收益率、準備金標準、人的壽命和其他方面進行大量的假設，許多假設是超出本公司控制的。所以，未來的實際結果與計算中的假設可能會有不同，而有些不同則可能是重大的。參閱「風險因素 — 與全球發行有關的風險 — 本公司的內涵價值和新壽險業務一年的價值計算基於一系列假設， 閣下不應該依賴這些假設估值來測算本公司的實際價值和業績」。計算得到的價值將會變化，變化可能是重大的，因為關鍵的假設在隨時變化。而且，由於實際的市場價值是由投資者根據各種可獲得的信息來確定的，所以這些計算的價值不應該解釋為是對實際市場價值的直接反映。

內涵價值

為了向投資者提供瞭解本公司經濟價值和業務成果的輔助工具，本公司在下面披露公司的內涵價值。雖然在加拿大和英國等國的公共壽險公司幾年來已經披露了這些類型的財務信息，有關這些財務信息計算的國際準則卻在不斷演化之中，而中國現在還不存在此類準則。由於披露內涵價值的準則在國際上和在中國的繼續發展，本公司說明這些內涵價值的形式和內容也可能會出現變化。本公司還計算和披露了壽險的一年新業務價值。由於在這些計算中涉及技術上的複雜性，及這些估計值隨著關鍵假設的變化也將可能出現重大變化的事實，投資者須完整閱讀下列說明，並閱讀本招股書附錄四 —「諮詢精算師報告」，注意內涵價值的解釋，並尋求獲得熟知這些價值解釋的專家之建議。參閱「展望性陳述」和「風險因素 — 與全球發行有關的風險 — 本公司的內涵價值和新壽險業務一年的價值計算基於一系列假設，　閣下不應該依賴這些假設估值來測算本公司的實際價值和業績」。

本招股書附錄一中會計師報告包含的本公司合併財務報表是根據國際財務報告準則編報的。這些報表測算了本公司特定期間的經營業績。對保險公司價值和盈利能力進行測算的另外一個方法是內涵價值法。內涵價值是對保險公司的壽險經營業務經濟價值經過精算後確定的估計值，精算估計的基礎是對未來情況的一整套假設，包括來源於未來新業務的任何價值。根據國際財務報告準則，在保單銷售和利潤確認之間存在時間差，而內涵價值則對截至內涵價值計算日時現有保單的未來利潤貢獻進行確認。由於壽險保單的期限通常超過一年，內涵價值這種方法試圖量化這些保單的總體財務影響，包括對未來年度的影響，以便為潛在股東價值提供一種可選擇的評估。

為了評估本公司壽險業務的總體經濟價值，應該在內涵價值中加入壽險未來新業務價值，該價值反映本公司生產新業務的能力。未來新業務價值的計算通常是用一年新業務的價值乘以資本化系數。一年新業務的價值測算的是壽險公司在一年中承保新業務增加的經濟價值。在計算該資本化系數時，要考慮有關未來新業務增長、利潤率、風險貼現率及新業務可以使用的年數等。

為了獲得本公司壽險業務方面經濟價值的不同構成，本公司進行了各種詳細的計算。華信惠悅保險精算顧問有限公司作為獨立的諮詢精算公司獨立地審查並核查了本公司的計算方法、假設和計劃。華信惠悦還編製了一份報告，在截至2003年12月31日前12個月簽發新業務方面，提供本公司截至2003年12月31日內涵價值之信息和一年新業務價值之信息。華信惠悦保險精算顧問有限公司

下表為本集團調整後內涵價值，其依據是截至2003年12月31日止本集團的內涵價值，具體説明參見本招股書附錄四的諮詢精算師報告，調整如下：

	截至2003年12月31日本集團的內涵價值[1]	全球發行估計所得款項淨額[2]	調整後內涵價值	調整後每股內涵價值[3]
	(人民幣百萬元，每股數據除外)			
以每股10.735港元的發行價格為依據 . . .	19,078	13,713	32,791	5.29

(1) 其依據是假設貼現率等於收益率或12.5%時的本集團的內涵價值的中間估計值。

(2) 不考慮根據超額配股權和滙豐價格調整差價可能發行的股票。全球發行估計所得款項淨額是基於假設發售股份的發行價格為每股10.735港元，為估計發行價格範圍從9.59港元到11.88港元的中值。倘全部行使超額配股權或根據滙豐價格調整差價發行新股，則調整後每股內涵價值將會增加，而每股收益將相應攤薄。

(3) 調整後每股內涵價值是指根據上一段調整後的價值，其基礎是發行6,195,053,334股、不行使超額配股權且不根據滙豐價格調整差價發行新股。

無重大逆轉

除非本招股書另有説明，董事們認為自2003年12月31日起，本公司的財務、營運狀況或前景不存在任何重大逆轉。

2001年、2002年和2003年，以壽險業務毛承保保費和投資連結型保費收入計，本集團前五大壽險業務客戶佔本公司毛承保保費和投資連結型保費收入大約分別為1.9%，1.6%和2.2%。

財產保險

2001年、2002年和2003年，以產險業務毛保費計，本集團最大的產險業務客戶佔本公司毛承保保費及投資連結型保費收入大約分別為0.0%、0.3%和0.1%。

2001年、2002年和2003年，以產險業務毛保費計，本集團前五大產險業務客戶佔本公司毛承保保費及投資連結型保費收入大約分別為0.2%，0.5%和0.3%。

營運資本

董事們認為，經考慮全球發行的估計所得款項淨額（參閱「未來計劃和全球發行的所得款項之運用」中的「所得款項之運用」）及本集團內部產生的資金，本集團有充足的營運資本，能夠滿足本招股書日後12個月的需要。

調整後有形資產淨值和調整後內涵價值

僅為説明之目的，下列備考財務數據向投資者提供進一步信息，以評估全球發行完成後本集團的財務狀況。由於備考財務信息的性質所限，可能無法提供有關本集團的真實財務狀況。

下表為本集團調整後有形資產淨值，其依據是截至2003年12月31日止本集團的已審合併淨資產，具體説明參見本招股書中附錄一的會計師報告，調整如下：

	截至2003年12月31日本集團已審合併淨資產	商譽	遞延保單獲得成本[1]	與遞延保單獲得成本有關的税項負債[1]	全球發行估計所得款項淨額[2]	調整後有形資產淨值
	(人民幣百萬元)					
以每股10.735港元的發行價格為依據	12,952	(241)	(20,361)	3,054	13,713	9,117

(1) 遞延保單獲得成本視為無形資產，因為其為可識別的非貨幣無形資產。確定有形資產淨值時將遞延保單獲得成本及其相關的遞延税項負債排除在外。

(2) 不考慮根據超額配股權和滙豐價格調整差價可能發行的股票。全球發行估計所得款項淨額是基於假設發售股份的發行價格為每股10.735港元，為估計發行價格範圍從9.59港元到11.88港元的中值。

本公司董事會將以人民幣宣佈H股的每股股息（如有），並用港元支付該股息。每個財政年度的任何最終股息必須獲得股東批准。根據中國公司法和本公司公司章程，本公司的所有股東對股息和分配具有同等權利。H股持有者將在每股基礎上，以同等比例享有本公司董事會宣佈的所有股息和其他分配。

根據中國公司法的有關要求，本公司按下列順序扣除各項目後，可以分配股息：

- 彌補以前年度虧損；
- 提取法定公積金；
- 提取法定公益金；及
- 倘本公司股東大會批准，且在法定公積金和法定公益金分配後，分配任意公積金。

本公司最低和最高法定公積金標準分別是根據中國公認會計準則確定的公司淨利潤的15%和20%。根據中國的有關法律要求，本公司的可分配利潤應等於根據中國公認會計準則或國際財務報告準則確定的淨利潤，二者以較低者為准，並減去提取的法定和任意公積金。倘本公司在特定財政年度沒有淨利潤，則本公司在該年度不分配股息。

2004年4月20日，本公司股東批准於截至2003年12月31日止年度向公司現有股東最終分紅人民幣5.92億元。

債務

除了集團內部負債外，於2004年3月31日業務結束時，本公司和本公司任何子公司均無按揭、抵押、債券、銀行透支、借款、承兑負債、融資租賃承諾、或重大可量化的保證及或有負債。

香港上市規則第13.11到第13.16條

董事們已經確認，他們尚不知悉有根據香港上市規則第13.11到第13.16條需要披露的情況。

主要客戶

人壽保險

2001年、2002年和2003年，以壽險業務毛承保保費和投資連結型保費收入計，本集團最大的壽險業務客戶佔本公司毛承保保費和投資連結型保費收入大約分別為0.7%，0.5%和0.7%。

另外，本公司敏感性分析是建立在過去某個固定點上的估計。幾乎本公司的所有資產和負債都面臨由於變動權益價格、利率和外匯匯率帶來的市場風險。這些波動無法預測，並會突然發生。敏感性分析提供的定量風險測量比較簡要地說明了在特定假設和參數下投資的潛在損失，這種分析儘管合理，但卻可能與未來實際經受的損失大不相同。

利潤預測

董事們認為，根據本招股書附錄二 —「利潤預測」所載之基礎和假設，以及在無不可預見事件的情況下，本公司根據國際財務報告準則計算的於截至2004年12月31日止年度之合併税後及扣除少數股東權益後但未計非經常項目前利潤應不少於人民幣27.60億元。利潤預測乃由本公司董事根據本集團截至2004年3月31日止三個月的未審財務報表，以及截至2004年12月31日止剩餘九個月的合併利潤預測而編製。董事們目前尚不知悉截至2004年12月31日止年度已經出現或可能出現的任何非經常項目將對所列之預期財務信息產生影響。

在備考完全攤薄的基礎上假設截至2004年12月31日止年度總計發行在外股票為6,195,053,334股，則截至2004年12月31日止年度每股預期收益為人民幣0.45元。即倘若每股發售股份的發行價格分別為9.59港元和11.88港元，則市盈率分別為22.9倍和28.4倍。

股息政策

本公司支付股息必須經股東大會批准。本公司董事會計劃在股東大會上建議宣佈分派現金股息。分派股息的決定及分派股息的金額取決於下列因素：

- 本公司經營業績及現金流量；
- 本公司的財務狀況；
- 參照中國保監會的規定根據中國公認會計準則確定的法定償付能力要求；
- 本公司的股東利益；
- 總體業務狀況；
- 本公司的未來前景；
- 本公司支付股息方面的法定和監管限制；及
- 本公司董事會認為有關的其他因素。

下表說明截至所顯示日期假設所有本公司持有的權益投資價格股同時降低10%時本公司上市權益和上市證券投資基金總體公允價值敏感性：

	截至12月31日		
	2001年	2002年	2003年
	(人民幣百萬元)		
權益風險	244	285	469

在估算外匯匯率風險敏感性時，假設所有非人民幣貨幣兌換人民幣匯率貶值10%。倘若非人民幣貶值，本公司非人民幣貨幣表示的定期存款和現金及現金等價物的賬面價值將會減少。

下表說明截至所顯示日期假設所有非人民幣貨幣兌換人民幣的價值同時都貶值10%時，本公司以非人民幣貨幣表示的定期存款和現金及現金等價物的總體賬面價值的敏感性：

	截至12月31日		
	2001年	2002年	2003年
	(人民幣百萬元)		
外匯風險	83	578	631

本公司認為，所選擇的情形是基於對過去市場條件的觀察而提出的合理假設。雖然市場波動可能超過10%或50個基點，但本公司認為其敏感性分析是對本公司投資資產內在風險的公允估計。雖然本公司有意簡化了這些假設，但本公司認為這些假設為本公司的風險管理分析和戰略提供了有用的框架。

本公司的一些投資資產涉及不止一種類型的市場風險。本公司的敏感性分析並沒有考慮保險負債中市場風險的影響。本公司認為，本公司保險負債的結構一般會減輕本公司所面臨的市場風險。

敏感性分析的局限性

雖然本公司認為敏感性分析為本公司提供了市場風險的有效估計，但本公司也認識到其應用有一定的局限性。

由於不同資產之價值在市場變化中沿著不同方向進行不同程度的變化，因此多樣化投資組合中價格的變化具有相互抵消效應，稱為持有多種資產的投資組合的「分散化效應」。由於敏感性分析的一般性假設，風險估計中未考慮分散化效應。本公司投資資產公允價值的實際變化可能與以上分析顯示的有所不同。

而且，隨著債券的到期及本公司購買或出售投資資產，日常業務活動會使投資組合的構成發生某些數量變化。所以，本公司投資組合的實際敏感性在任何特定時刻都會發生變化，而且權益價格、利率和外匯匯率的損失風險或其他風險是無法消除的。

損失。本公司通過設立其可以投資於每類投資資產的數額限制，來管理本公司市場流動性風險。另外，本公司通常遵循長期投資戰略，因而減少了投資資產短期交易的需要。

由於在證券投資基金中進行了投資，本公司還面臨證券投資市場波動的風險。特別是，市場低迷可能造成本公司確認已實現及未實現投資損失，並對本公司的經營業績產生不利影響。本公司主要通過使用風險值和其他風險管理技術從總體上控制此類風險。

另外，由於本公司的一些資產以人民幣（本公司大多數經營活動的功能性貨幣）以外的貨幣表示，本公司還面臨外匯匯率風險。這些資產主要用美元和港元表示。倘非人民幣貨幣兑換人民幣的匯率下降，那麼相應資產的公允價值也會下降。

風險估計

本公司進行敏感性分析，來分析市場狀況變化對本公司資產變化的影響。敏感性分析是根據特定時點的權益價格、利率和匯率的假設變化，來測算市場敏感型投資資產公允價值的潛在損失。

利率風險的敏感性以50基點利率增長假設為基礎進行估算。倘利率增長，利率敏感性工具（如債券等）之公允價值可能減少。而且，減少的幅度會因特定投資工具的期限、息票或其他性質的不同而不同。

下表説明截至所顯示日期假設所有相關利率敏感性債券工具利率同時上升50個基點時本公司債券工具的總體公允價值敏感性：

	截至12月31日		
	2001年	2002年	2003年
		（人民幣百萬元）	
利率風險	897	1,017	1,704

在估算權益風險敏感性時，假設股票價格下降10%。倘若股票價格下降，本公司上市權益及上市證券投資基金的公允價值將會下降。

本公司建立法律部，對本集團的涉訟法律事務進行監控並確定涉訟風險。以下各類涉訟法律事務需要提交本公司法律部協調和處理：(1)本公司作為訴訟、仲裁主體的案件；(2)平安壽險及其分支機構標的額達人民幣20萬元（含20萬元）以上的案件；(3)平安產險及其分支機構標的額達人民幣100萬元（含100萬元）以上的案件；(4)平安信託、平安證券標的額達人民幣100萬元（含100萬元）以上的案件；(5)涉及本集團任何成員的知識產權訴訟或仲裁。上述涉訟法律事務應上報到法律部，由法律部會同本集團的涉訟主體對案件進行法律評估。在與本集團的涉訟主體協商溝通後，必要時在徵求外部法律顧問的意見後，法律部負責對涉訟法律事務做出最終處理意見。根據中國保監會的要求，本公司組建了專門的小組，負責監督、指導所有重大突發事件的處理。本公司根據公司管理層對訴訟案件結果的合理估計，考慮獲得的法律建議，隨時就有關上述賠款中可能出現的損失計提準備金。本公司在訴訟結果無法合理估計時或公司管理層認為損失可能性不大，或任何責任對本公司的財務狀況或經營業績無重大負面影響時，就不計提有關準備金。

截至2001年、2002年和2003年12月31日，本公司除了附錄一會計師報告附註4(27)中列出的情況外，沒有任何重大或有負債。

市場風險之定量與定性披露

市場風險一般指由於利率、流動性、權益證券價格和匯率變化產生損失的風險。截至2003年12月31日，本公司有大約人民幣1,560億元的投資資產，這些資產都面臨著本公司投資活動產生的市場風險。

本公司持續測量、管理和監督有關投資資產的市場風險。特別是，本公司實施了一套風險管理程序，這一程序主要通過本公司從事投資活動的風險管理部和專業人員負責。另外，為了管理潛在的市場波動的影響，本公司已經建立並實施了全面的政策和程序。參閱「業務 — 風險管理 — 市場風險管理」。

本公司利率風險的主要來源是本公司固定收益的投資資產。特別是，市場利率的變化可能導致這些投資資產公允價值的波動，進而可能對本公司的經營業績產生不利影響。本公司利率風險的管理主要集中於對利率敏感性和久期的分析。為了測量本公司利率波動的總體風險，本公司還模擬並隨時分析收益率曲線的移動。

倘本公司持有的低流動性投資資產不容易在市場中進行處置，則本公司就存在投資流動性風險。特別是，本公司可能因不能及時處置這些投資資產或必須以不利價格處置這些投資資產而遭受

下表說明了截至2003年12月31日平安壽險和平安產險的償付能力充足率：

	平安壽險	平安產險
	(人民幣百萬元，比例除外)	
實際償付能力額度	8,320	1,481
最低償付能力額度	7,608	833
償付能力充足率	109.4%	177.8%

本公司在集團一級還擁有其他資本以支持本公司的保險業務，截至2003年12月31日，該資本為人民幣48.39億元。

契約責任

除了附錄一所載的會計師報告附註4(26)列出的情況外，本公司沒有任何重大契約責任或商業承諾，包括長期債務、租金承諾、經營租賃承諾、購買義務或其他資本承諾。

下表說明截至所顯示日期本集團的契約承諾：

	截至12月31日		
	2001年	2002年	2003年
		(人民幣百萬元)	
契約承諾	96	173	282

下表說明截至所顯示日期本集團的經營租賃承諾：

	截至12月31日		
	2001年	2002年	2003年
		(人民幣百萬元)	
經營租賃承諾			
1年以內	231	339	355
1至5年	285	289	310
5年以上	7	66	11
合計	523	694	676

表外安排

本公司目前尚無任何重大表外安排。

或有債務

由於保險業務的性質，本公司在正常的業務過程中有涉訟法律事務，包括在訴訟案件中作為原告或被告，在仲裁案件中作為申請人或被申請人。這些涉訟法律事務主要涉及本公司的保單索賠。

向保單持有人返還一定比例的法定利潤，一般以現金、保費補助或折現、或以增加保單金額的形式進行。中國保監會要求本公司至少將年度可分配盈餘的70%分配給保單持有人。對於本公司的分紅型壽險產品，根據中國保監會之要求，本公司每年將用不低於分紅型壽險產品當年可分配盈餘的70%來支付紅利。

收取保費和保單費、獲得淨投資收入以及出售投資和收回到期投資等，都可以在短期和長期的基礎上滿足本公司保險經營的流動資金要求。本公司還可以利用短期借款作為流動資金的額外來源。本公司的現金及現金等價物餘額在2001年是人民幣49.55億元，2002年是人民幣38.15億元，2003年是人民幣80.17億元。

經營活動現金流量2003年是人民幣351.78億元，2002年是人民幣326.65億元，2001年是人民幣264.06億元。經營活動現金流量在這一時期增加的主要原因是承保保費及保單費收入及淨投資收入的增加。

投資活動產生的淨現金流出2003年是人民幣221.45億元，2002年是人民幣436.96億元，2001年是人民幣305.67億元。本公司主要投資活動涉及定期及其他銀行存款及購買和出售固定收益證券及證券投資基金。

籌資活動淨現金流出2003年是人民幣88.31億元，而2002年的淨現金流入是人民幣98.90億元。這主要是因為短期借款的償還和對本公司股東分配股息的增加。籌資活動淨現金流入2002年是人民幣98.90億元，而2001年是人民幣31.12億元。2002年籌資活動淨現金增加的主要原因是滙豐保險對本公司參股投資6億美元及本公司短期借款增加。

償付能力額度

償付能力充足率是中國保險公司資本充足率的量度標準，計算方法是用實際償付能力額度（即中國保監會確定的保險公司認可資產和認可負債之間的差額）除以法定最低償付能力額度。根據中國保監會有關法規，中國保險公司的償付能力充足率須達到規定的水平。一般情況下，中國保監會認為若保險公司達到不低於100%的償付能力充足率，則其在財務上是健全的。對於償付能力充足率在100%和70%之間的保險公司，中國保監會可以責令其制訂並提交增資計劃。對於償付能力充足率在70%和30%之間的，中國保監會可以責令其處理不良資產或限制向高級管理人員支付的報酬。對於償付能力充足率低於30%的，中國保監會可以接管保險公司的經營。關於償付能力額度要求的詳細規定，請參閱「監督與管制 — 保險業務 — 償付能力額度」。

淨利潤(虧損)。 綜上所述，本公司財產保險業務2001年淨虧損是人民幣3.81億元，而2002年淨利潤是人民幣1.07億元。

流動性與資本來源

本公司在整個集團合併報表的基礎上對本公司的流動性與資本來源進行管理。本公司是控股公司，除了投資管理活動外，本身並不進行任何實質上的業務經營。所以，本公司的現金流基本上全部依靠本公司經營子公司的股息和分配。

本公司保險經營產生的資金主要來源是承保保費及保單費收入、投資連結型人壽保險產品管理費、出售投資或投資到期所產生的淨收入和收益，這些資金主要用於下列目的：

- 提供人壽保單給付，向分紅型壽險保單持有人支付退保及進行分紅；
- 支付財產保險賠款和有關的理賠費用；及
- 支付其他經營成本。

由於大多數保費和保單費是在需要進行保單給付或賠款前獲得的，所以本公司從經營中產生大量的現金流。這些經營活動現金流入和本公司以現金和流通證券的形式持有的部份投資組合一起，歷來已滿足了本公司保險經營的流動資金要求，具體可從投資組合的增長中得到證明。參閱「業務 — 投資組合」。

在保險業中，流動性一般指保險公司從其正常經營（包括其投資組合）中產生足額現金，以滿足其財務承諾，主要是其保單項下的責任的能力。本公司壽險經營的流動性需求一般受三大因素的影響：一是實際死亡率和發病率趨勢，這些趨勢涉及本公司壽險保單定價中使用的各種假設；二是本公司壽險產品方面提供的最低收益或收入率；三是退保和減保水平。參閱「 — 退保」一節。本公司財產保險經營流動性則受本公司財產保險保單損失頻率和嚴重性，以及財產保險產品繼續率的影響。未來巨災發生的時間和影響具有內在的不可預測性，本身也可能增加本公司財產保險經營的流動性要求。

本公司資金的用途，除了支付股東股息以外，還包括承保支出（分出保費、給付、退保、包括理賠費在內的賠款，及對分紅型人壽保單持有人的分紅等）、保單獲得成本和員工及其他營業支出，及向外借款的利息費用。特別是，本公司的分紅型壽險產品包括強制性分紅特點，本公司每年

億元減少到2002年的人民幣9.36億元，減少了13.8%。直接承保業務毛賠款支出增加的主要原因是與機動車輛保險（包括汽車貸款保證保險）有關的賠款的增加。

2002年，本公司財產保險業務毛未決賠款準備金變動額是人民幣1.63億元，而2001年是人民幣8.38億元。2001年毛未決賠款準備金大幅增加的主要原因是本公司汽車貸款保證保險產品有關的未決賠款準備金之大幅增加。

佣金支出。 本公司支付給財產保險業務銷售代理人和經紀人的佣金，從2001年的人民幣5.29億元增加到2002年的人民幣8.27億元，增加了56.3%。增加的主要原因是2002年本公司通過代理人和經紀人出售的機動車輛保險、企業財產保險和家庭財產保險保單毛承保保費的增加。佣金支出在本公司財產保險業務毛承保保費及保單費收入的比例從2001年的8.8%增加到2002年的10.6%。增加的主要原因是，與2001年相比，2002年通過代理人和經紀銷售的財產保險銷售收入在本公司毛承保保費及保單費收入中佔較大比例。

營業及管理費用。 本公司財產保險業務營業及管理費用從2001年的人民幣14.94億元增加到2002年的人民幣16.16億元，增加了8.2%。增加的主要原因是本公司財產保險業務的擴大。由於本公司採取了更加嚴格的成本控制措施，營業及管理費用在本公司財產保險業務毛承保保費及保單費收入的比例從2001年的24.9%下降到2002年的20.6%。

利息支出。 本公司財產保險業務利息支出從2001年的人民幣500萬元增加到2002年的人民幣1,000萬元。增加的主要原因是以回購協議形式出現的短期借款有所增加，該增加由於2002年較低的市場利率而部份抵消。

計提保險保障基金。 本公司計提保險保障基金從2002年的人民幣4,700萬元增加到2003年的人民幣5,700萬元。增加的主要原因是本公司財產保險業務淨承保保費的增加。

費用合計。 綜上所述，本公司財產保險業務費用合計從2001年的人民幣43.11億元增加到2002年的人民幣48.59億元，增加了12.7%。

營業利潤（虧損）。 綜上所述，2001年本公司財產保險業務營業虧損是人民幣3.60億元，2002年營業利潤是人民幣2.70億元。

所得稅。 本公司財產保險業務所得稅從2001年的人民幣2,100萬元增加到2002年的人民幣1.63億元。增加的主要原因是2001年本公司財產保險業務的營業虧損是人民幣3.60億元，而2002年為營業利潤人民幣2.70億元。

33.7%。減去分出保費後，本公司財產保險業務毛承保保費及保單費收入，從2001年的人民幣39.81億元增加到2002年的人民幣52.76億元，增加了32.5%。

淨已賺保費。 本公司財產保險業務淨已賺保費從2001年的人民幣30.21億元增加到2002年的人民幣40.99億元，增加了35.7%。增長的主要原因是本公司財產保險業務毛承保保費及保單費收入的增加，並因為與2001年相比2002年較高的未到期責任準備金增加額而部份抵消。具體而言2002年未到期責任準備金增加額是人民幣11.77億元，而2001年為人民幣9.61億元。2002年未到期責任準備金較高增加額的主要原因是長期財產保險保單毛承保保費的增加，並因為2002年與2001年相比較慢的新業務增長速度而部份抵消。

分保佣金收入。 本公司從再保險公司收取的財產保險業務分保佣金收入，從2001年的人民幣6.84億元增加到2002年的人民幣8.28億元，增加了21.1%。增長的主要原因是財產保險保單毛承保保費的增加引起分出保費的增加。

投資收入及其他收入。 本公司財產保險業務的投資收入及其他收入從2001年的人民幣2.46億元減少到2002年的人民幣2.03億元，減少了17.5%。減少的主要原因是股息收入以及投資實現的淨收益的減少，該減少因定期存款和其他銀行存款、債券和質押貸款利息收入的增加，以及投資公允價值的上升，而部份抵消。參閱「— 經營業績 — 截至2002年12月31日與截至2001年12月31日止年度的對比 — 投資收入及其他收入」。

收入合計。 綜上所述，本公司財產保險業務收入合計從2001年的人民幣39.51億元增加到2002年的人民幣51.30億元，增加了29.8%。

遞延保單獲得成本變動額。 本公司財產保險業務遞延保單獲得成本變動額2002年是人民幣2.94億元，而2001年是人民幣1.21億元。這主要是因為長期財產保險保單的毛承保保費的增加。遞延保單獲得成本變動額在本公司財產保險業務毛承保保費及保單費收入中的比例從2001年的2.0%增加到2002年的3.8%。增加的主要原因是2002年出售了更多的長期財產保險保單。

賠款支出。 本公司財產保險業務賠款支出從2001年的人民幣23.56億元增加到2002年的人民幣26.43億元，增加了12.2%。增加的主要原因是2002年財產保險賠付的增加，該增加由於本公司財產保險業務毛未決賠款準備金的小幅增加而部份抵消。賠款支出在本公司財產保險業務淨已賺保費中的比例從2001年的78.0%減少到2002年的64.5%。

賠款支出，減去攤回分保賠款，從2001年的人民幣15.18億元增加到2002年的人民幣24.80億元，增加了63.4%。增加的主要原因是，直接承保業務已支付的毛賠款支出從2001年的人民幣25.91億元增加到2002年人民幣34.01億元，增加了31.3%，以及可攤回分保賠款從2001年的人民幣10.86

截至2002年12月31日與截至2001年12月31日止年度的對比

承保保費及保單費收入。 本公司財產保險業務毛承保保費及保單費收入在扣除營業稅金及附加後，從2001年的人民幣60.03億元增加到2002年的人民幣78.38億元，增加了30.6%。增加的主要原因是2002年機動車輛保險、企業財產保險和家庭財產保險產品銷售量的增加。本公司財產保險業務營業税金及附加從2001年的人民幣5.02億元增加到2002年的人民幣5.33億元，增加了6.2%。增加的主要原因是本公司財產保險保單總量的增加，該增加由於營業税率從2001年的7%減少到2002年的6%而部份抵消。

本公司機動車輛保險產品毛承保保費及保單費收入，從2001年的人民幣35.41億元增加到2002年的人民幣49.01億元，增加了38.4%。增加的主要原因是：(1)由於中國經濟持續增長以及可支配收入水平不斷增長的中產階級的產生，引起汽車需求的持續增加；及(2)本公司保險代理分銷渠道（如汽車代理分銷關係）的持續拓展，使本公司能夠獲得新客戶。本公司機動車輛保險產品毛承保保費及保單費收入在本公司財產保險業務毛承保保費及保單費收入中的比例在2002年和2001年分別是62.5%和59.0%。

本公司的企業財產保險產品毛承保保費及保單費收入從2001年的人民幣11.77億元增加到2002年的人民幣14.53億元，增加了23.4%。增長的主要原因是：(1)由於中國2002年持續高漲的經濟活動引起商業房地產需求的持續增加；以及(2)本公司保險代理分銷渠道的持續拓展，使本公司能夠獲得新客戶。本公司企業財產保險產品毛承保保費及保單費收入在本公司財產保險業務毛承保保費及保單費收入中的比例在2002年和2001年分別是18.5%和19.6%。

本公司家庭財產保險產品毛承保保費及保單費收入從2001年的人民幣6.00億元增加到2002年人民幣6.86億元，增加了14.3%。增長的主要原因是：(1)由於中國經濟持續增長以及可支配收入水平不斷增長的中產階級的產生，引起2002年居民住房需求的持續增加；以及(2)本公司分銷渠道的持續拓寬，例如本公司個人壽險代理人對個人財產保險產品進行的交叉銷售。本公司家庭財產保險產品毛承保保費及保單費收入在本公司財產保險業務毛承保保費及保單費收入中的比例在2002年和2001年分別是8.8%和10.0%。

財產保險業務分出保費從2001年的人民幣20.21億元人民幣增加到2002年的人民幣25.62億元，增加了26.8%。增加的主要原因是本公司財產保險業務毛承保保費及保單費收入的增加。分出保費在本公司財產保險業務毛承保保費及保單費收入中的比例在2002年和2001年分別是32.7%和

款支出增加的主要原因是與機動車輛保險和企業財產保險賠款有關的支付的增加。本公司機動車輛保險和企業財產保險產品的賠付率分別從2002年的63.1%和35.8%上升到2003年的76.4%和49.0%。攤回分保賠款增加的主要原因是分出保費的增加。

2003年，本公司財產保險業務毛未決賠款準備金變動額增加了人民幣8.92億元，而2002年則為人民幣1.63億元，2003年增幅較大的原因主要在於本公司部份承保建築工程保險的上海地鐵專線發生的一項工程事故，以及與本公司汽車貸款保證保險產品有關的未決賠款準備金的增加。

佣金支出。 本公司支付給財產保險業務銷售代理人和經紀人的佣金，從2002年的人民幣8.27億元減少到2003年的人民幣6.02億元，減少了27.2%。佣金支出在本公司財產保險業務毛承保保費及保單費收入的比例從2002年的10.6%下降到7.4%。下降的主要原因是本公司向其代理人和經紀支付的佣金率的降低，但因為2003年通過代理人和經紀取得的毛承保保費的增加而被部份抵消。

營業及管理費用。 本公司財產保險業務營業及管理費用從2002年的人民幣16.16億元降低到2003年的人民幣15.24億元，降低了5.7%。營業及管理費用在本公司財產保險業務毛承保保費及保單費收入的比例從2002年20.6%下降到2003年的18.8%。降低的主要原因是公司實施了成本控制措施。

利息支出。 本公司財產保險業務利息支出從2002年的人民幣1,000萬元增加到2003年的人民幣1,500萬元。增加的主要原因是以回購協議形式出現的的短期借款的增加。

計提保險保障基金。 本公司計提保險保障基金從2002年的人民幣5,700萬元降低到2003年的人民幣5,600萬元。

費用合計。 綜上所述，本公司財產保險業務費用合計從2002年的人民幣48.59億元增加到2003年的人民幣59.07億元，增加了21.6%。

營業利潤。 綜上所述，本公司財產保險業務營業利潤從2002年的人民幣2.70億元增加到2003年的人民幣3.18億元，增加了17.8%。

所得税。 本公司財產保險業務所得税從2002年的人民幣1.63億元增加到2003年的人民幣2.22億元，增加了36.2%。增加的主要原因是2003年本公司財產保險業務營業利潤的增加。

淨利潤。 綜上所述，本公司財產保險業務淨利潤從2002年的人民幣1.07億元下降到2003年的人民幣9,600萬元，降低了10.3%。

責任準備金在2003年增加額是人民幣2.29億元，而2002年同期則為人民幣11.77億元。2003年未到期責任準備金增加額減少的原因主要是同2002年相比，本公司2003年財產保險業務毛承保保費及保單費收入的增幅降低。具體而言，本公司2003年財產保險業務毛承保保費及保單費收入的增幅為3.2%，而在2002年則高達30.6%。

分保佣金收入。 本公司從再保險公司收取的財產保險業務分保佣金收入，從2002年的人民幣8.28億元增加到2003年的人民幣8.77億元，增加了5.9%。分保佣金收入增加的主要原因是同2002年相比，本公司2003年分出保費有所增加。

投資收入及其他收入。 本公司財產保險業務的投資收入及其他收入從2002年的人民幣2.03億元增加到2003年的人民幣3.05億元，增加了50.2%。增長的主要原因是債券、定期存款和其他銀行存款利息收入的增加及公司投資公允價值的上升，該部份上升由於同2002年已實現投資淨收益相比，2003年為已實現投資淨虧損，加上質押貸款的利息收入以及股息收入的減少而被部份抵消。參閱「— 經營業績 — 截至2003年12月31日與截至2002年12月31日止年度的對比 — 投資收入及其他收入」。

收入合計。 綜上所述，本公司財產保險業務收入合計從2002年人民幣51.30億元增加到2003年的人民幣62.25億元，增加了21.3%。

遞延保單獲得成本變動額。 本公司財產保險業務遞延保單獲得成本變動額2003年為人民幣3,700萬元，2002年則為人民幣2.94億元。變動額降低的主要原因是同2002年相比，本公司2003年財產保險業務毛承保保費及保單費收入增幅明顯減少。另外，本公司對某些財產保險產品實施了成本控制措施。遞延保單獲得成本變動額佔本公司財產保險業務毛承保保費及保單費收入的比例從2002年的3.8%下降到2003年的0.5%。

賠款支出。 本公司財產保險業務賠款支出從2002年的人民幣26.43億元增加到2003年的人民幣37.46億元，增加了41.7%。增加的主要原因是2003年財產保險賠付的增加，以及財產保險業務毛未決賠款準備金的大量增加。賠款支出在本公司財產保險業務淨已賺保費中的比例從2002年的64.5%上升到2003年的74.3%。

賠款支出，減去攤回分保賠款，從2002年的人民幣24.80億元增加到2003年的人民幣28.55億元，增加了15.1%。增加的主要原因是直接承保業務已支付的毛賠款支出從2002年的人民幣34.01億元增加到2003年的人民幣44.65億元，增加部份因可攤回分保賠款的增加而部份抵消。可攤回分保賠款從2002年的人民幣9.36億元增加到2003年的人民幣16.27億元。2003年直接承保業務毛賠

主要是貨物運輸保險、責任保險、建築工程保險、意外及健康保險產品。本公司財產保險業務營業稅金及附加從2002年的人民幣5.33億元降低到2003年的人民幣4.46億元，降低了16.3%。降低的主要原因是營業稅率從2002年的6%降低到2003年的5%，並因為本公司財產保險業務毛承保保費收入的增加而部份抵消。

本公司機動車輛保險產品的毛承保保費及保單費收入從2002年的人民幣49.01億元降低到2003年的人民幣47.05億元，降低了4.0%。降低的主要原因是本公司實施更加嚴格的核保程序，並加強了風險控制。本公司機動車輛保險產品的毛承保保費及保單費收入佔本公司財產保險業務毛承保保費及保單費收入的比例在2003年和2002年分別為58.2%和62.5%。

本公司企業財產保險產品的毛承保保費及保單費收入從2002年的人民幣14.53億元降低到2003年的人民幣13.29億元，降低了8.5%。降低的主要原因是由於市場競爭加劇，本公司企業財產保險產品降低了保費率。本公司企業財產保險產品的毛承保保費及保單費收入佔本公司財產保險業務毛承保保費及保單費收入的比例在2003年和2002年分別為16.4%和18.5%。

本公司家庭財產保險產品的毛承保保費及保單費收入從2002年的人民幣6.86億元降低到2003年的人民幣6.25億元，降低了8.9%。降低的主要原因是由於市場競爭加劇，本公司家庭財產保險產品降低了保費率。本公司家庭財產保險產品的毛承保保費及保單費收入佔本公司財產保險業務毛承保保費及保單費收入的比例在2003年和2002年分別為7.7%和8.8%。

本公司意外及健康保險產品的毛承保保費及保單費收入2003年為人民幣1.51億元。本公司的財產保險業務在2003年開始銷售該類產品。

本公司其他財產保險產品的毛承保保費及保單費收入從2002年的人民幣2.52億元增加到2003年的人民幣5.96億元。增加的主要原因是建築工程保險毛承保保費收入的增加。本公司其他財產保險產品的毛承保保費及保單費收入佔本公司財產保險業務毛承保保費及保單費收入的比例在2003年和2002年分別為7.4%和3.2%。

財產保險業務分出保費從2002年的人民幣25.62億元增加到2003年的人民幣28.19億元，增加了10.0%。分出保費在本公司財產保險業務毛承保保費及保單費收入中的比例在2003年和2002年分別是34.8%和32.7%。減去分出保費後，本公司財產保險業務的淨承保保費及保單費收入從2002年的人民幣52.76億元降低到2003年的人民幣52.72億元。

淨已賺保費。 本公司財產保險業務淨已賺保費從2002年的人民幣40.99億元增加到2003年的人民幣50.43億元，增加了23.0%。增長的主要原因是本公司財產保險業務淨承保保費及保單費收入的增加及同2002年相比2003年未到期責任準備金增加額的顯著減少。具體而言，本公司未到期

財產保險

下表說明所顯示期間本公司財產保險業務節選利潤表數據：

	截至12月31日止年度		
	2001年	2002年	2003年
		(人民幣百萬元)	
利潤表數據			
毛承保保費及保單費收入（扣除營業税金及附加）	6,003	7,838	8,091
減：分出保費	(2,021)	(2,562)	(2,819)
淨承保保費及保單費收入	3,981	5,276	5,272
未到期責任準備金增加額	(961)	(1,177)	(229)
淨已賺保費	3,021	4,099	5,043
分保佣金收入	684	828	877
投資收入及其他收入	246	203	305
收入合計	3,951	5,130	6,225
保單獲得成本遞延額	666	1,033	1,030
遞延保單獲得成本攤銷額	(545)	(739)	(992)
遞延保單獲得成本變動額(1)	121	294	37
賠款支出	(2,356)	(2,643)	(3,746)
佣金支出	(529)	(827)	(602)
營業及管理費用	(1,494)	(1,616)	(1,524)
利息支出	(5)	(10)	(15)
計提保險保障基金	(47)	(57)	(56)
費用合計	(4,311)	(4,859)	(5,907)
營業利潤（虧損）	(360)	270	318
所得税	(21)	(163)	(222)
淨利潤（虧損）	(381)	107	96

(1) 包括保單獲得成本遞延額和遞延保單獲得成本攤銷額。

截至2003年12月31日與截至2002年12月31日止年度的對比

承保保費及保單費收入。 本公司財產保險業務毛承保保費及保單費收入在扣除營業税金及附加後從2002年的人民幣78.38億元增加到2003年的人民幣80.91億元，增加了3.2%。在2003年，本公司決定調整公司整體業務增長速度，重點加強核保程序以及提高風險管控能力。因此，同2002年相比，本公司機動車輛保險、企業財產保險和家庭財產保險產品的毛承保保費及保單費收入在2003年都有所降低。降低部份因本公司其他財產保險產品毛承保保費收入的增加而抵消，這些產品

及保單費收入的增加。佣金支出在本公司壽險業務毛承保保費及保單費收入的比例從2001年的14.7%減少到2002年的11.6%。減少的主要原因是，與2001年相比，支付較低佣金或不用支付佣金的團體保險產品和銀行保險產品在2002年本公司壽險業務毛承保保費及保單費收入中佔較大比例。

營業及管理費用。 本公司壽險業務營業及管理費用從2001年的人民幣31.83億元增加到2002年的人民幣38.94億元，增加了22.3%。增加的主要原因是：(1)本公司員工總數增加；(2)本公司現有員工的工資和員工福利的增加；及(3)本公司2002年持續擴張中國的壽險業務，由於開設新分支機構引起租金費用的增加。營業及管理費用在本公司壽險業務毛承保保費及保單費收入的比例從2001年的9.1%下降到2002年的7.7%。減少的主要原因是規模經濟效應的擴大。

利息支出。 本公司壽險業務利息支出從2001年的人民幣1,800萬元增加到2002年的人民幣1.25億元。增加的主要原因是以回購協議形式出現的短期借款的增加，但因為2002年較低的市場利率而部份抵消。

計提保險保障基金。 本公司計提的保險保障基金從2001年的人民幣1,800萬元增加到2002年的人民幣2,300萬元。增加的主要原因是本公司意外保險和短期健康保險產品淨承保保費收入的增加。

費用合計。 綜上所述，本公司壽險業務費用合計從2001年的人民幣338.08億元增加到2002年的人民幣510.11億元，增加了50.9%。

營業利潤。 綜上所述，本公司壽險業務營業利潤從2001年的人民幣39.48億元減少到2002年的人民幣25.52億元，減少了35.4%。

所得稅。 本公司壽險業務所得稅從2001年的人民幣8.04億元減少到2002年的人民幣5.50億元，減少了31.6%。減少的主要原因是本公司壽險業務營業利潤的增加。本公司有效稅率在2002年是21.6%，而2001年是20.4%。

淨利潤。 綜上所述，本公司壽險業務淨利潤從2001年的人民幣31.44億元減少到2002年的人民幣20.03億元，減少了36.3%。

成本變動額在本公司壽險業務毛承保保費及保單費收入中的比例從2001年的12.6%減少到2002年的9.3%。減少的主要原因是本公司通過銀行保險分銷渠道以及團體保險分銷渠道出售躉繳保費保險產品。

賠款、退保、年金與滿期給付。 本公司壽險業務有關的賠款、退保、年金與滿期給付，從2001年的人民幣49.18億元顯著增加到2002年的人民幣100.50億元。壽險業務有關的賠款、退保、年金與滿期給付在本公司壽險業務毛承保保費及保單費收入的比例，從2001年的14.1%增加到2002年的19.9%。增長的主要原因是下列各項的增加：(1)退保支出；(2)年金給付和滿期給付；及(3)死亡和其它賠付。而且，本公司壽險業務的毛未決賠款準備金增幅較大。

退保支出從2001年的人民幣15.57億元增加到2002年的人民幣25.28億元，增加了62.4%。增長的主要原因是隨著本公司有效壽險保單的增加，本公司壽險保單退保數量相應增加，因此壽險保單退保支出也隨之增加。

年金給付和滿期給付從2001年的人民幣22.94億元增加到2002年的人民幣57.08億元。增長的主要原因是，本公司某些個人壽險保單於2002年到期導致滿期給付的大量增加。

死亡和其它賠付從2001年的人民幣3.41億元增加到2002年的人民幣4.66億元，增加了36.7%。增加的主要原因是本公司有效壽險保單總數量的增加。

本公司壽險業務毛未決賠款準備金變動額2002年是人民幣4.25億元，而2001年是人民幣400萬元。2002年壽險業務毛未決賠款準備金大幅增加的主要原因是向保單持有人給付的增加。

保戶紅利支出及準備金。 保戶紅利支出及準備金從2001年的人民幣1.18億元快速增加到2002年的人民幣1.31億元，增加了11.1%。增加的主要原因是本公司有效分紅型壽險保單總量的增加，但因為上述保單投資收益的減少而部份抵消。

壽險責任準備金增加額。 壽險責任準備金2001年增加了人民幣248.14億元，而2002年增加了人民幣356.48億元。2002年增長的主要原因是長期壽險保單毛承保保費收入的增加。長期壽險保單毛承保保費收入從2001年的人民幣325.96億元增加到2002年的人民幣473.81億元，增加了45.4%。壽險責任準備金增加額在本公司壽險業務毛承保保費及保單費收入中的比例從2001年的71.0%減少到2002年的70.5%。

佣金支出。 本公司支付給壽險業務銷售代理人的佣金，從2001年的人民幣51.49億元增加到2002年的人民幣58.64億元，增加了13.9%。增加的主要原因是2002年本公司壽險業務毛承保保費

本公司銀行保險產品毛承保保費及保單費收入從2001年的人民幣28.37億元增加到2002年的人民幣96.33億元，增長的主要原因是本公司躉繳保費分紅型壽險產品銷售的大量增加，以及本公司銀行保險分銷渠道的持續擴張。

壽險業務分出保費從2001年的人民幣6.79億元增加到2002年的人民幣11.59億元，增加了70.7%。增加的主要原因是短期壽險保單毛承保保費及保單費收入的增加。短期壽險保單的毛承保保費及保單費收入，從2001年的人民幣23.57億元增加到2002年的人民幣32.01億元，增加了35.8%。另外，2002年本公司就團體健康壽險產品的保費收入向再保險公司分出保費。分出保費在本公司壽險業務毛承保保費及保單費收入中的比例從2001年的1.9%增加到2002年的2.3%。減去分出保費後，本公司壽險業務的淨承保保費及保單費收入從2001年的人民幣342.74億元增加到2002年的人民幣494.23億元，增加了44.2%。

淨已賺保費。 本公司壽險業務淨已賺保費從2001年的人民幣339.71億元增加到2002年的人民幣491.99億元，增加了44.8%。增長的主要原因是本公司壽險業務淨承保保費及保單費收入的增加，及與2001年相比未到期責任準備金在2002年較低的增加額。具體而言，2002年未到期責任準備金增加額是人民幣2.25億元，而2001年為人民幣3.03億元。2002年未到期責任準備金的淨增加額較低的主要原因是2002年本公司意外保險和健康保險業務的增長速度低於2001年。本公司意外險和健康險毛承保保費及保單費收入從2001年的人民幣23.67億元增加到2002年的人民幣32.06億元，增加了35.4%。

分保佣金收入。 本公司從再保險公司收取的壽險業務分保佣金收入從2001年的人民幣2.45億元增加到2002年的人民幣3.66億元，增加了49.4%。增加的主要原因是2002年壽險保單毛承保保費的增加引起分出保費的增加，及由再保險公司支付的佣金費率的增加。

投資收入及其他收入。 本公司壽險業務的投資收入及其他收入從2001年的人民幣35.40億元增加到2002年的人民幣39.98億元，增加了12.9%。增長的主要原因在於定期銀行存款與其他銀行存款、債券和質押貸款利息收入的增加，及因交易而持有的投資之公允價值降幅減小，該增長由於股息收入減少及已實現投資收益的減少而部份抵消。參閱「— 經營業績 — 截至2002年12月31日與截至2001年12月31日止年度的對比—投資收入及其他收入」。

收入合計。 綜上所述，本公司壽險業務收入合計從2001年的人民幣377.56億元增加到2002年的人民幣535.63億元，增加了41.9%。

遞延保單獲得成本變動額。 本公司壽險業務遞延保單獲得成本變動額2002年是人民幣47.25億元，2001年是人民幣44.09億元。其主要原因是長期壽險保單毛承保保費的增加。遞延保單獲得

費用合計。 綜上所述，本公司壽險業務費用合計從2002年的人民幣510.11億元增加到2003年的人民幣577.09億元，增加了13.1%。

營業利潤。 綜上所述，本公司的壽險業務營業利潤從2002年的人民幣25.52億元減少到2003年的人民幣22.48億元，減少了11.9%。

所得稅。 本公司壽險業務所得稅從2002年的人民幣5.50億元減少到2003年的人民幣2.98億元。減少的主要原因是本公司2003年壽險業務營業利潤中享有深圳地區稅收優惠政策的比例有所提高。本公司壽險業務有效稅率2003年是13.3%，而2002年是21.6%。

淨利潤。 綜上所述，本公司壽險業務淨利潤從2002年的人民幣20.03億元降低到2003年的人民幣19.50億元，降低了2.6%。

截至2002年12月31日與截至2001年12月31日止年度的對比

承保保費及保單費收入。 本公司壽險業務毛承保保費及保單費收入在扣除應轉入到投資連結保險投資賬戶的金額和營業稅金及附加後，從2001年的人民幣349.52億元增加到2002年的人民幣505.82億元，增加了44.7%。增長的主要原因是本公司個人壽險產品、團體保險產品和銀行保險產品毛承保保費及保單費收入的增加。

本公司的個人壽險產品毛承保保費及保單費收入從2001年的人民幣278.44億元增加到2002年的人民幣323.29億元，增加了16.1%。增長的主要原因是本公司致力於期繳保費保險產品，使續期保費從2001年的人民幣170.72億元增加到2002年的人民幣215.39億元。同時，2002年的首年保費為人民幣107.90億元，而2001年則為人民幣107.72億元。本公司意外保險、健康和傳統分紅型壽險產品的銷售增長部份被投資連結型壽險產品銷售的降低所抵消，首年保費則相對穩定。本公司意外保險、健康和傳統分紅型壽險產品銷售增長的主要原因是對此類保險產品需求的增加，而投資連結型壽險產品銷售降低的主要原因是中國利率的持續下降以及中國證券市場較大的波動性導致此類產品對本公司客戶的吸引力有所降低。

本公司團體保險產品毛承保保費及保單費收入從2001年的人民幣42.71億元增加到2002年的人民幣86.20億元。其主要原因在於本公司團體分紅型遞延年金產品銷售快速增加，使首年保費收入從2001年的人民幣31.49億元急劇增加到2002年的人民幣80.74億元。上述增加部份因團體非分紅型壽險產品銷售的降低而抵消。續期保費則從2001年的人民幣11.22億元降低到2002年的人民幣5.46億元，降低了51.3%。

退保支出從2002年的人民幣25.28億元增加到2003年的人民幣30.10億元，增加了19.1%。增加的主要原因是隨著公司有效壽險保單的增加，本公司壽險保單退保數量相應增加，因此壽險保單退保支出也隨之增加。

本公司壽險業務毛未決賠款準備金變動額2003年是人民幣10.89億元，而2002年是人民幣4.25億元。壽險業務毛未決賠款準備金大幅增加的主要原因是向保單持有人給付的增加。

死亡和其它賠付從2002年的人民幣4.66億元增加到2003年的人民幣6.49億元，增加了39.3%。增加的主要原因是本公司有效壽險保單總數量的增加。

保戶紅利支出及準備金。 保戶紅利支出及準備金從2002年的人民幣1.31億元快速增加到2003年的人民幣9.88億元。增加的主要原因是本公司有效分紅型壽險保單總量的大幅增加，及上述保單的死差益和利差益。

壽險責任準備金增加額。 壽險責任準備金2003年增加了人民幣404.17億元，而2002年增加了人民幣356.48億元。2003年增幅較大的主要原因是長期壽險保單毛承保保費收入增加了8.2%，即從2002年的人民幣473.81億元增加到2003年的人民幣512.85億元。壽險責任準備金增加額在本公司壽險業務毛承保保費及保單費收入中的比例從2002年的70.5%增加到2003年的73.4%。

佣金支出。 本公司2003年支付給壽險業務銷售代理人的佣金是人民幣50.74億元，而2002年為人民幣58.64億元，減少了13.5%。佣金支出在本公司壽險業務毛承保保費及保單費收入中的比例從2002年的11.6%下降到2003年9.2%。下降的主要原因是支付較低佣金的團體保險產品和銀行保險產品的銷售增加，並且個人壽險產品的首年保費普遍降低。

營業及管理費用。 本公司壽險業務營業及管理費用從2002年的人民幣38.94億元增加到2003年的人民幣40.07億元，增加了2.9%。營業及管理費用在本公司壽險業務毛承保保費及保單費收入中的比例從2002年的7.7%減少到2003年的7.3%。減少的主要原因是規模經濟效應的增長和成本控制措施的實施。

利息支出。 本公司壽險業務利息支出從2002年的人民幣1.25億元增加到2003年的人民幣2.05億元。增加的主要原因是2003年以回購協議形式出現的短期借款的增加。

計提保險保障基金。 本公司計提的保險保障基金從2002年的人民幣2,300萬元增加到2003年的人民幣2,800萬元。增加的主要原因是本公司意外保險和短期健康保險產品淨承保保費收入的增加。

淨已賺保費。 本公司壽險業務淨已賺保費從2002年的人民幣491.99億元增加到2003年的人民幣538.06億元，增加了9.4%。增加的主要原因是本公司壽險業務淨承保保費及保單費收入的增加，該增加由於與2002年相比2003年較大的未到期責任準備金增加額而部份抵消。具體而言，2003年本公司未到期責任準備金增加額是人民幣2.56億元，而2002年為人民幣2.25億元。2003年未到期責任準備金淨變動額較大的主要原因是短期壽險保單毛承保保費及保單費收入的增加。

分保佣金收入。 本公司從再保險公司收取的壽險業務分保佣金收入，從2002年的人民幣3.66億元增加到2003年的人民幣3.70億元，增加了1.1%。增加的主要原因是該期間本公司從其再保險公司獲得了較高的再保險佣金率。

投資收入及其他收入。 本公司壽險業務的投資收入及其他收入從2002年的人民幣39.98億元增加到2003年的人民幣57.82億元，增加了44.6%。增長的主要原因是債券、定期存款和其他銀行存款利息收入的增加及投資公允價值的大幅上升，該增加由於2003年已實現投資虧損（2002年為已實現投資收益）、質押貸款較低的利息收入和股息收入的減少而部份抵消。參閱「— 經營業績 — 截至2003年12月31日與截至2002年12月31日止年度的對比 — 投資收入及其他收入」。

收入合計。 綜上所述，本公司壽險業務收入合計從2002年的人民幣535.63億元增加到2003年的人民幣599.58億元，增加了11.9%。

遞延保單獲得成本變動額。 本公司壽險業務遞延保單獲得成本變動額2003年是人民幣28.47億元，2002年為人民幣47.25億元。遞延保單獲得成本變動額在本公司壽險業務毛承保保費及保單費收入中的比例從2002年9.3%減少到2003年的5.2%。減少的主要原因是保單獲得成本較低的團體保險產品和銀行保險產品在2003年佔本公司壽險業務毛承保保費及保單費收入的較大比例，並且個人壽險產品的首年保費普遍降低。

賠款、退保、年金與滿期給付。 本公司壽險業務有關的賠款、退保、年金與滿期給付從2002年的人民幣100.50億元減少到2003年的人民幣98.38億元。壽險業務有關的賠款、退保、年金與滿期給付在本公司壽險業務毛承保保費及保單費收入中的比例從2002年的19.9%下降到2003年的17.9%。下降的主要原因是年金給付和滿期給付的減少，該減少因為退保支出及死亡和其它賠付的增加及本公司壽險業務毛未決賠款準備金的大量增加而部份抵消。

年金給付和滿期給付從2002年的人民幣57.08億元減少到2003年的人民幣41.14億元。大幅減少的主要原因是本公司沒有大量個人壽險保單於2003年到期，從而減少了給付，並因為本公司作為個人壽險產品出售之年金產品有關的支付出現增加而被部份抵消。

億元，增加了8.8%。增長的主要原因是本公司個人壽險產品、團體保險產品和銀行保險產品毛承保保費及保單費收入的增加。

本公司個人壽險產品毛承保保費及保單費收入從2002年的人民幣323.29億元增加到2003年的人民幣346.16億元，增加了7.1%。其主要原因在於續期保費從2002年的人民幣215.39億元增加到2003年的人民幣255.93億元，增加了18.8%。增加的原因是：(1)本公司持續致力於期繳保費保險產品，及(2)由於本公司不斷努力改善客戶服務，保單繼續率水平有所提高。續期保費的增加部份因首年保費的降低而抵消，首年保費從2002年的人民幣107.90億元降低到2003年的人民幣90.23億元，降低了16.4%。首年保費降低的主要原因是SARS的爆發對本公司個人壽險業務產生了負面影響，加上本公司實施個人壽險代理人結構合理化措施的初步影響。另外，本公司從2003年6月開始停止銷售本公司現有投資連結型壽險產品，而依據中國保監會於2003年7月1日實施的新法規來設計的新型投資連結型壽險產品和萬能壽險產品目前正在等待中國保監會的批准。

本公司團體保險產品毛承保保費及保單費收入從2002年的86.20億元人民幣增加到2003年的人民幣98.64億元，增加了14.4%。其主要原因是首年保費從2002年的人民幣80.74億元增加到2003年的人民幣88.29億元，增加了9.4%。首年保費增加的主要原因是：(1)本公司團體非分紅型遞延年金產品銷售的大幅增長，及(2)意外保險與健康保險產品銷售的大量增加。雖然2003年本公司的首年保費增加了，但增幅遠遠小於2002年的增長水平。主要原因是本公司2003年針對團體保險產品較低邊際利潤率的情況適當調整本公司團體保險業務的增長速度。續期保費從2002年的人民幣5.46億元增加到2003年的人民幣10.35億元，也是本公司團體保險產品毛承保保費及保單費收入增加的原因之一。

本公司銀行保險產品毛承保保費及保單費收入從2002年的人民幣96.33億元增加到2003年的人民幣105.62億元，增加了9.6%。增加的主要原因是躉繳保費分紅型壽險產品銷售的增加。但是，毛承保保費及保單費收入增加的幅度遠遠低於2002年的增長水平。其主要原因是本公司2003年針對銀行保險產品較低邊際利潤率的情況努力優化本公司的產品組合。

壽險業務分出保費從2002年的人民幣11.59億元減少到2003年的人民幣9.80億元，減少了15.4%。分出保費在本公司壽險業務毛承保保費及保單費收入中的比例從2002年的2.3%下降到1.8%。下降的主要原因是2003年中國保監會的法定分保要求降低，該降低由於短期壽險保單毛承保保費的增加而部份抵消。短期壽險保單的毛承保保費及保單費收入從2002年的人民幣32.01億元增加到2003年的人民幣37.57億元，增加了17.4%。減去分出保費後，本公司壽險業務的淨承保保費及保單費收入從2002年的人民幣494.23億元增加到2003年的人民幣540.62億元，增加了9.4%。

分部經營業績

為分部報告之目的，本公司分為兩個主要業務：壽險業務和產險業務。參閱載於本招股書附錄一的會計師報告附註7有關本公司分部信息的詳細説明。

人壽保險

下表説明所顯示期間本公司人壽保險業務節選利潤表數據：

	截至12月31日止年度		
	2001年	2002年	2003年
	(人民幣百萬元)		
利潤表數據			
毛承保保費及保單費收入，扣除營業税金及附加	34,952	50,582	55,042
減：分出保費	(679)	(1,159)	(980)
淨承保保費及保單費收入	34,274	49,423	54,062
未到期責任準備金增加額	(303)	(225)	(256)
淨已賺保費	33,971	49,199	53,806
分保佣金收入	245	366	370
投資收入及其他收入	3,540	3,998	5,782
收入合計	37,756	53,563	59,958
保單獲得成本遞延額	6,581	7,287	6,453
遞延保單獲得成本攤銷額	(2,109)	(2,562)	(3,606)
遞延保單獲得成本變動額[1]	4,409	4,725	2,847
賠款、退保、年金與滿期給付	(4,918)	(10,050)	(9,838)
保戶紅利支出及準備金	(118)	(131)	(988)
壽險責任準備金增加額	(24,814)	(35,648)	(40,417)
佣金支出	(5,149)	(5,864)	(5,074)
營業及管理費用	(3,183)	(3,894)	(4,007)
利息支出	(18)	(125)	(205)
計提保險保障基金	(18)	(23)	(28)
費用合計	(33,808)	(51,011)	(57,709)
營業利潤	3,948	2,552	2,248
所得税	(804)	(550)	(298)
淨利潤	3,144	2,003	1,950

(1) 包括保單獲得成本遞延額和遞延保單獲得成本攤銷額。

截至2003年12月31日與截至2002年12月31日止年度的對比

承保保費及保單費收入。 本公司壽險業務毛承保保費及保單費收入在扣除應轉入到投資連結保險賬戶的金額和營業税金及附加後，從2002年的人民幣505.82億元增加到2003年的人民幣550.42

壽險責任準備金增加額在本公司毛承保保費及保單費收入中的比例在2002年和2001年分別是61.0%和60.6%。

佣金支出。 本公司佣金支出，主要是本公司向其銷售代理人支付的費用，從2001年的人民幣56.80億元增加到2002年的人民幣66.92億元，增加了17.8%。增加的主要原因是2002年本公司毛承保保費及保單費收入的增加。佣金支出在本公司毛承保保費及保單費收入的比例從2001年的13.9%減少到2002年的11.5%。減少的主要原因是支付較低佣金的期繳保費保險產品和銀行保險產品在本公司2002年毛承保保費及保單費收入中佔較大比例。

營業及管理費用。 本公司營業及管理費用從2001年的人民幣44.71億元增加到2002年的人民幣55.96億元，增加了25.2%。增加的主要原因是工資和員工福利的增加，以及本公司在2002年持續擴張其在中國的業務，開設新分公司引起租金費用的增加。營業及管理費用在本公司毛承保保費及保單費收入的比例從2001年的10.9%下降到2002年的9.6%。減少的主要原因在於規模經濟效應的不斷擴大。

利息支出。 本公司利息支出從2001年的人民幣2,300萬元增加到2002年的人民幣1.75億元。增加的主要原因是以回購協議形式出現的短期借款的增加，該增加由於2002年持續較低的市場利率而被部份抵消。

計提保險保障基金。 本公司計提的保險保障基金從2001年的人民幣6,500萬元增加到2002年的人民幣8,000萬元。增加的主要原因是本公司財產保險、意外保險和短期健康保險產品的淨承保保費收入的增加。

費用合計。 綜上所述，本公司費用合計從2001年的人民幣379.15億元增加到2002年的人民幣559.95億元，增加了47.7%。

營業利潤。 綜上所述，本公司營業利潤從2001年的人民幣39.19億元降低到2002年的人民幣27.53億元，降低了29.8%。

應佔聯營公司收益（虧損）。 本公司應承擔聯營公司的虧損從2001年的人民幣6,500萬元減少到2002年的人民幣5,900萬元。應承擔虧損減少的主要原因是證券交易虧損的減少和降低成本措施的實施使平安證券的虧損有所減少。

所得稅。 本公司所得稅從2001年的人民幣9.00億元減少到2002年的人民幣6.89億元，減少了23.4%。減少的主要原因是2002年本公司營業利潤的降低。本公司2002年和2001年的有效稅率分別為25.6%和23.4%。

股東應佔溢利。 綜上所述，扣除少數股東權益後，本公司的淨利潤從2001年的人民幣29.52億元減少到2002年的人民幣20.17億元，減少了31.7%。

款利息收入的增加，以及本公司因交易而持有的投資之公允價值較低幅度的下降，該增長由於本公司投資股息收入的減少及已實現投資淨收益的減少而部份抵消。本公司投資收入及其他收入在本公司收入合計中的比例從2001年的9.4%下降到2002年的7.2%。

定期和其他銀行存款、債券和質押貸款利息收入，從2001年的人民幣30.90億元增加到2002年的人民幣42.08億元，增加了36.2%。增加的主要原因是：(1)本公司的定期存款大量增加，從2001年12月31日的人民幣459.23億元增加到2002年12月31日的人民幣734.39億元，及(2)本公司債券投資的大量增加，從2001年12月31日的人民幣237.55億元增加到2002年12月31日的人民幣387.46億元，該增長由於在下降的利率環境下造成較低的投資收益而部份抵消。2002年本公司因交易而持有的投資之公允價值較上年末下降了人民幣5.35億元（未實現虧損），而2001年較上年末下降了6.11億元（未實現虧損）。公允價值的持續下降主要是由於2002年中國證券市場的持續低迷。本公司股息收入從2001年的人民幣7.56億元下降到2002年的人民幣1.03億元，下降了86.4%。下降的主要原因是本公司投資組合中證券投資基金比例較低。本公司已實現投資淨收益從2001年的人民幣3.56億元下降到2002年的人民幣2.37億元，下降了33.4%。這一下降主要是由於中國證券市場的持續低迷。

收入合計。 綜上所述，本公司收入合計從2001年的人民幣418.34億元增加到2002年的人民幣587.48億元，增加了40.4%。

遞延保單獲得成本變動額。 本公司遞延保單獲得成本變動額2002年為人民幣50.19億元，2001年是人民幣45.30億元。2002年增加的主要原因在於本公司長期壽險保單毛承保保費收入的增加。本公司遞延保單獲得成本變動額在本公司毛承保保費及保單費收入中的比例從2001年的11.1%減少到2002年的8.6%。減少的主要原因是躉繳保費保險產品銷售額的增加，該產品主要通過本公司的銀行保險和團體保險分銷渠道來進行銷售。

賠款、退保、年金與滿期給付。 本公司賠款、退保、年金與滿期給付，從2001年的人民幣72.74億元增加到2002年的人民幣126.93億元，增加了74.5%。賠款、退保與滿期給付在本公司毛承保保費及保單費收入的比例，從2001年的17.8%增加到2002年的21.7%。增長的主要原因是下列各項的增加：(1)賠付；(2)退保支出；(3)年金給付和滿期給付；及(4)死亡和其它賠付。這些增加因2002年的毛未決賠款準備金增加額小於2001年的增加額而部份抵消。參閱「— 分部經營業績 — 人壽保險 — 截至2002年12月31日與截至2001年12月31日止年度的對比－賠款、退保、年金與滿期給付」和「— 分部經營業績 — 財產保險 — 截至2002年12月31日與截至2001年12月31日止年度的對比 — 賠款支出」。

保戶紅利支出及準備金。 保戶紅利支出及準備金從2001年的人民幣1.18億元增加到2002年的人民幣1.31億元，增幅為11.0%。增加的主要原因是本公司有效分紅型壽險保單總量的大幅增加，該增加由於該等保單投資收益的降低而部份抵消。

壽險責任準備金增加額。 壽險責任準備金2002年增加了人民幣356.48億元，2001年增加了人民幣248.14億元。2002年增幅較大的主要原因是長期壽險保單毛承保保費的大幅度增加。本公司

利潤的比重漸大。(2)從國家稅務局獲得了與證券投資基金分紅有關的一次性退稅。而以前本公司未獲得該退稅。本公司2003年和2002年的有效稅率分別是22.7%（退稅前）和25.6%。

股東應佔溢利。 綜上所述，扣除少數股東權益後，本公司淨利潤從2002年的人民幣20.17億元增加到2003年的人民幣23.20億元，增加了15.0%。

截至2002年12月31日與截至2001年12月31日止年度的對比

承保保費及保單費收入。 本公司毛承保保費及保單費收入在扣除應轉入到投資連結保險賬戶的金額及營業稅金及附加之後，從2001年的人民幣409.55億元增加到2002年的人民幣584.20億元，增加了42.6%。其主要原因在於：(1)經濟的持續增長以及中國目前經濟和人口結構的變革引起的對本公司保險產品需求的增加；及(2)本公司產品的推出和分銷渠道持續拓寬使本公司能夠獲得新客戶。本公司的營業稅金及附加從2001年的人民幣6.43億元增加到2002年的人民幣6.44億元。增加的主要原因是2002年本公司短期壽險保單及財產保險保單毛承保保費及保單費收入的增加，該增加部份因為營業稅率的降低而抵消，營業稅率從2001年的7%降低到2002年的6%。

分出保費從2001年的人民幣27.00億元增加到2002年的人民幣37.20億元，增加了37.8%。其主要原因在於本公司短期人壽保險保單和財產保險保單毛承保保費及保單費收入的增加。分出保費在本公司毛承保保費及保單費收入中的比例從2001年的6.6%下降到2002年的6.4%。減去分出保費後，本公司的淨承保保費及保單費收入從2001年的人民幣382.55億元增加到2002年的人民幣546.99億元，增加了43.0%。

淨已賺保費。 本公司淨已賺保費從2001年的人民幣369.92億元增加到2002年的人民幣532.97億元，增加了44.1%。其主要原因在於本公司淨承保保費及保單費收入的增加，該增加由於2002年與2001年相比未到期責任準備金較高的增加額而部份抵消。具體而言，2002年未到期責任準備金增加額為人民幣14.02億元，而2001年為人民幣12.64億元。未到期責任準備金較高增加額的主要原因在於2002年本公司短期人壽保險保單和財產保險保單毛承保保費的增加。本公司淨已賺保費在本公司收入合計的比例從2001年的88.4%增加到2002年的90.7%。

分保佣金收入。 本公司從再保險公司收取的分保佣金收入，從2001年的人民幣9.28億元增加到2002年的人民幣11.95億元，增加了28.8%。其主要原因是2002年短期人壽保險保單和財產保險保單毛承保保費的增加引起分出保費的增加。

投資收入及其他收入。 本公司投資收入及其他收入從2001年的人民幣39.14億元增加到2002年的人民幣42.56億元，增加了8.7%。增長的主要原因是定期存款和其他銀行存款、債券和質押貸

法定壽險責任準備金從2002年12月31日的人民幣270.30億元增加到2003年12月31日的人民幣518.26億元。

壽險責任準備金增加額。 壽險責任準備金2003年增加了人民幣404.17億元，2002年增加了人民幣356.48億元。2003年增幅較大的主要原因在於長期壽險保單毛承保保費之增加。壽險責任準備金增加額在本公司毛承保保費及保單費收入中的比例於2003年和2002年分別為64.0%和61.0%。

佣金支出。 本公司佣金支出，主要是本公司向其銷售代理人支付的費用，從2002年的人民幣66.92億元減少到2003年的人民幣56.76億元，減少了15.2%。佣金支出在本公司毛承保保費及保單費收入中的比例從2002年同期的11.5%下降到2003年的9.0%。減少的主要原因是2003年支付較低佣金的團體保險和銀行保險產品在本公司毛承保保費及保單費收入中佔較大比例及本公司財產保險業務佣金率的普遍降低。

營業及管理費用。 本公司營業及管理費用從2002年的人民幣55.96億元增加到2003年的人民幣57.18億元，增加了2.2%。營業及管理費用在本公司毛承保保費及保單費收入的比例從2002年的9.6%降低到2003年的9.1%。降低的主要原因是規模經濟效應的增加和成本控制措施的實施。

利息支出。 本公司的利息支出從2002年的人民幣1.75億元增加到2003年的人民幣2.24億元。增加的主要原因是以回購協議形式出現的短期借款的增加。

計提保險保障基金。 本公司計提的保險保障基金從2002年的人民幣8,000萬元增加到2003年的人民幣8,400萬元。增加的主要原因是本公司意外保險和短期健康保險產品淨承保保費收入的增加，該增加由於本公司財產保險產品淨承保保費收入的減少而部份抵消。根據中國保監會有關規定的要求，本公司需按本公司財產保險、意外保險和短期健康保險產品淨承保保費收入的1%提取保險保障基金，該基金最高餘額不得超過本公司按照中國公認會計準則計算的總資產之6%。

費用合計。 綜上所述，本公司費用合計從2002年的人民幣559.95億元增加到2003年的人民幣638.07億元，增加了14.0%。

營業利潤。 綜上所述，本公司營業利潤從2002年的人民幣27.53億元增加到2003年的人民幣28.16億元，增加了2.3%。

應佔聯營公司的收益／（虧損）。 本公司2003年應享有聯營公司的利潤是人民幣500萬元，而2002年應承擔的虧損是人民幣5,900萬元。

所得稅。 本公司所得稅從2002年的人民幣6.89億元減少到2003年的人民幣4.94億元，減少了28.3%。所得稅減少的主要原因是(1)享受深圳地區稅收優惠政策的投資收入佔2003年本公司營業

30.55億元增加到2003年的人民幣35.20億元，增加了15.2%。增加的主要原因是本公司定期存款的增加，從2002年的人民幣734.39億元增加到2003年的人民幣782.33億元。本公司因交易而持有的投資之公允價值2003年較上年末增加了人民幣4.07億元（未實現之收益），而2002年較上年末則降低了人民幣5.35億元（未實現之虧損）。公允價值的增加主要是由於2003年中國證券市場迅速好轉。本公司質押貸款的利息收入從2002年的人民幣1.63億元降低到2003年的人民幣1.18億元，下降了27.6%，下降的主要原因是本公司質押貸款有所下降，該質押貸款主要是逆回購協議。本公司的股息收入從2002年的人民幣1.03億元降低到2003年的人民幣6,900萬元，下降了33.0%。下降的主要原因是本公司投資組合中證券投資基金的比例較低。2003年本公司已實現投資虧損是人民幣1,700萬元，而2002年之已實現投資收益是人民幣2.38億元。

收入合計。 綜上所述，本公司的收入合計從2002年的人民幣587.48億元增加到2003年的人民幣666.23億元，增加了13.4%。

遞延保單獲得成本變動額。 本公司遞延保單獲得成本變動額2003年是人民幣28.85億元，2002年是人民幣50.19億元。遞延保單獲得成本變動額在本公司毛承保保費及保單費收入中的比例從2002年的8.6%降低到2003年的4.6%。降低的主要原因是本公司個人壽險產品首年保費的減少。另外，保單獲得成本較低的團體保險和銀行保險產品佔本公司2003年毛承保保費及保單費收入的較大比例。2003年，由於確認損失而加速了本公司團體保險業務遞延保單獲得成本的攤銷，其中於2003年12月31日人民幣500萬元的遞延保單獲得成本減計為零。

賠款、退保、年金與滿期給付。 本公司的賠款、退保、年金與滿期給付從2002年的人民幣126.93億元增加到2003年的人民幣135.85億元，增加了7.0%。增加的主要原因是由於下列各項之增加：(1)賠付；(2)退保支出；及(3)死亡和其它賠付。另外，同2002年相比，本公司毛未決賠款準備金在2003年的增幅較大。賠款、退保、年金與滿期給付在本公司毛承保保費及保單費收入的比例從2002年的21.7%減少到2003年的21.5%。參閱「— 分部經營業績 — 人壽保險 — 截至2003年12月31日與截至2002年12月31日止年度的對比 — 賠款、退保、年金與滿期給付」和「— 分部經營業績 — 財產保險 — 截至2003年12月31日與截至2002年12月31日止年度的對比 — 賠款支出」。

保戶紅利支出及準備金。 保戶紅利支出及準備金從2002年的人民幣1.31億元增加到2003年的人民幣9.88億元。增加的主要原因在於本公司分紅型壽險保單壽險責任準備金的大幅增加、該等保單投資收益的增加以及本公司分紅型壽險保單總數的大幅增加。尤其是，本公司分紅型壽險保單

經營業績

截至2003年12月31日與截至2002年12月31日止年度的對比

承保保費及保單費收入。 本公司的毛承保保費及保單費收入在扣除應轉入到投資連結保險賬戶的金額和營業税金及附加之後，從2002年的人民幣584.20億元增加到2003年的人民幣631.34億元，增加了8.1%。其主要原因在於經濟的持續增長以及中國目前經濟和人口結構的變革引起的對本公司保險產品需求的增加。由於本公司決定在2003年調整本公司整體業務的增長，以優化本公司的產品組合、提高利潤率，本公司2003年毛承保保費及保單費收入的增長速度低於2002年。本公司的營業税金及附加從2002年的人民幣6.44億元減少到2003年人民幣5.52億元，減少了14.3%。其主要原因在於營業税率從2002年的6%降低到2003年的5%，並由於2003年本公司短期人壽保險保單及財產保險保單毛承保保費及保單費收入的增加而部份抵消。

分出保費從2002年的人民幣37.20億元增加到2003年人民幣38.00億元，增加了2.2%。增加的主要原因是2003年本公司短期人壽保險和財產保險毛承保保費及保單費收入有所增加。減去分出保費後，本公司的淨承保保費及保單費收入從2002年的人民幣546.99億元增加到2003年的人民幣593.34億元，增加了8.5%。

淨已賺保費。 本公司淨已賺保費從2002年的人民幣532.97億元增加到2003年的人民幣588.49億元，增加了10.4%。增加的主要原因是2003年與2002年同期相比，本公司淨承保保費及保單費收入的增加及未到期責任準備金增加額的增幅較小。具體而言，本公司未到期責任準備金2002年增加了人民幣14.02億元，2003年增加額較小，只增加了人民幣4.85億元。2003年未到期責任準備金增加額較小，主要原因在於本公司毛承保保費及保單費收入在2003年8.1%的增長幅度與2002年42.6%的增長幅度相比有所降低。本公司的淨已賺保費在本公司收入合計中的比例從2002年的90.7%降低到2003年的88.3%。

分保佣金收入。 本公司從再保險公司收取的分保佣金收入從2002年的人民幣11.95億元增加到2003年的人民幣12.48億元，增加了4.4%。增加的主要原因是該期間由於本公司毛承保保費及保單費收入的增加引起分出保費的增加。

投資收入及其他收入。 本公司投資收入及其他收入從2002年的人民幣42.56億元增加到2003年的人民幣65.27億元，增長了53.4%。其主要原因在於定期存款和其他銀行存款利息收入的增加以及本公司證券投資基金公允價值的大幅上升，並由於本公司2003年投資之已實現淨虧損、質押貸款較低的利息收入及股息收入的減少而部份抵消。本公司投資收入及其他收入在本公司收入合計中的比例從2002年的7.2%增加到2003年的9.8%。

債券的利息收入從2002年的人民幣9.90億元增加到2003年的人民幣21.42億元，增加了116.4%。其主要原因在於本公司債券投資的大量增加，從2002年12月31日的人民幣387.46億元增加到2003年12月31日的人民幣681.76億元。定期和其他銀行存款的利息收入從2002年的人民幣

投資連結保險保單

投資連結保險業務的收入包括保單費和年度管理費。保單費用於彌補保險成本和前期費用。年度管理費按保單中約定的費用率收取。收取的除保單費和管理費外的資金在投資連結保險投資資產賬戶中反映。當期發生的超出獨立賬戶基金餘額的給付和賠款計入合併利潤表的賠款支出中。

投資連結保險各投資賬戶資產和負債是為達到保戶專門的投資目標而持有的資金，保戶承擔相應的投資風險。獨立賬戶的淨投資收益及虧損直接由保戶享有或承擔。每個獨立賬戶的資產與負債均以市值計價，並與其他獨立賬戶的資產和負債或本公司自身的投資分開核算。保單初始費用、退保支出、淨投資收益、管理費支出均在各賬戶的資產負債中分別反映，而不在合併利潤表中反映。

收入確認

收入於與經濟交易相關的經濟利益能夠流入本公司，且其金額能夠可靠地計量時予以確認。本公司有四大主要收入來源：保費收入；投資連結保險保單產生的保單費和管理費；利息、股息、已實現的收益和投資資產公允價值的變化；及本公司投資組合的租金收入。

長期傳統人壽保險及分紅人壽保險的保費於保單列示之保費應向保戶收取時確認為收入。長期財產保險的保費應於向保戶收取保費時確認為收入。短期財產保險及短期人壽保險的保費在保單生成時確認為收入。

來自投資連結保險業務的保單費收入，是投資連結保險所收取的保費與分配至投資連結保險各投資賬戶資產和負債的保費之差額。年度管理費於每月月底根據合同約定費率計提。

投資資產的利息收入按照權責發生制計算確認。股息收入於取得收取股息的權利時確認。交易收入包括所有投資的已實現損益及因交易而持有的投資的未實現損益。

投資物業的租賃收入（扣除給予租戶的各種優惠之後）在租賃期內按直線法確認為收入。

管理費用、投資收入、以及退保費用、再減去超出保戶餘額的賠付、行政管理費用及應付利息的部份。預計毛利潤需定期進行調整，而且用於計算調整後毛利潤之現值的利率為最近調整後的利率，該利率適用於剩餘的合同期間。實際結果與估計的差額在合併利潤表中反映。

對於短期人壽保險和財產保險業務，保單獲得成本主要為與業務的承接直接相關的佣金和與保費收入有關的税金等。保單獲得成本因獲得的業務不同而有所差異並直接相關，本公司對其予以遞延並在保單年限內攤銷。遞延保單獲得成本需定期檢查，以確保遞延保單獲得成本在考慮未來預期投資收入後，不超過其可收回金額。就保單獲得成本而向再保險公司收取的款項以相同的方式予以遞延。

長期壽險保單準備金

長期人壽保險保單不受保單條款單方面變化的影響，其要求在較長期限內提供多種功能和服務（包括保險保障）。分紅人壽保險保單、傳統人壽保險保單和年金保單通常視為長期人壽保險保單。

為人壽保險保單而承擔的未來保戶利益採用建立在包括死亡率、繼續率、費用率和投資回報（含對可能發生的重大不利偏差而做出的調整）等各因素的精算假設基礎上的均衡淨保費法計算。該等精算假設於保單出具時制定並保持不變，除非出現保費不足的情況。

對於保費付款期短於保險保障期的保單，應額外提取遞延利潤準備金，作為壽險責任準備金的一部份。遞延利潤準備金將確保利潤與有效保單之間的固定關係。

短期人壽保險和財產保險保單準備金

短期人壽保險和財產保險保單提供較短固定期間的保障。保單條款規定保險公司可以在任何保單期末撤銷或修改保單的條款。

未決賠款準備金為對短期人壽保險及財產保險業務未來賠款及損失理算費用作出最有可能估計而提取的準備金。該等最有可能估計為扣除預計追償收入後的累計估計最終損失，其包括為已發生未報告賠款提取的準備金。本公司根據實際情況對假設的確定方法及準備金的提取方法進行不斷地複查和修訂，並將由此產生的調整反映在當期的合併利潤表中。本公司不以貼現的方法計算未決賠款準備金。

保費不足準備金是根據對未來賠款、成本、已賺保費及按比例確認的投資收入的估計，對短期人壽保險及財產保險未到期業務提取的準備金。倘適用，該等賬目將歸為壽險責任準備金之組成部份。若財產保險業務的保費不足準備金金額重大，則作為單項準備金予以披露。

減去減值準備來計量。本公司認為上述處理方法恰當，因為上述證券沒有可靠的公開市場價格，它們的未來現金流量具有不確定性，合理的公允價值的估計存在重大可變性以致難以估計各種結果出現的可能性。

上市債券、上市權益性證券及上市權益性投資基金的公允價值在資產負債表日參考有關交易所最後交易日的價格確定。

在第三方市場交易的債券的公允價值每年在資產負債表日參考最後的交易價格而確定。如果無最近交易價格，或者不存在第三方交易市場，其公允價值將以現金流量折現模型計量，折現率參考資產負債表日類似上市債券的收益率確定。

因交易而持有的投資的公允價值的變化於合併利潤表中確認。

可供出售的投資的公允價值變化扣除遞延稅款後在權益中單獨確認，當該資產被終止確認或發生減值時，將其以前在權益中確認的累計利潤或損失轉入合併利潤表。當且僅當本公司對構成金融資產（或部份金融資產）的合同權利失去控制時，本公司終止確認該金融資產或部份金融資產。如果金融資產的賬面價值超過其估計的可收回金額，則該金融資產發生了減值。

源生貸款及應收款和持有至到期的投資以攤餘成本減除減值準備列示。計算攤餘成本時，將取得該投資時產生的溢折價在其取得日至到期日期間以實際利率法攤銷。對於以攤餘成本計價的投資，在其被終止確認、發生減值或進行攤銷時，將利潤或損失計入本年損益。

遞延保單獲得成本

與新的長期壽險保單和投資連結型人壽保險保單獲取直接相關的一些成本將遞延。這些成本包括佣金、承保、營銷和保單出單費用。這些遞延保單獲得成本在保單簽發日和每一會計期末進行可收回性測試。

對於傳統人壽保險業務及年金保險業務，遞延保單獲得成本在預計保單年限內以預期保費收入的固定比例攤銷，預期保費收入在保單簽發時估計並適用於整個保單期間，除非出現保費不足的情況。

對於投資類的合同如投資連結保險合同，遞延保單獲得成本在預計合同年限內以該合同在合同年限內預計實現的毛利潤現值的固定比例攤銷。預計毛利潤為考慮下列因素後的估計數：死亡率、

降低。上述費用和賠款降低的部份原因是本公司實施了更加嚴格的核保程序，通過仔細的風險甄別過程來突出盈利能力。2003年的賠付率較2002年有所上升，主要原因在於與本公司機動車輛、企業財產和家庭財產保險賠款的增加，上述保險佔本公司財產保險業務的重大部份。費用率從2001年到2002年和2002年到2003年分別有所下降，主要原因在於：(i)本公司實施了成本控制計劃，降低了營業及管理費用和佣金支出等費用，以及(ii)由於中國有關稅法發生變化，營業稅率從2001年的7%降低到2003年的5%。

重要會計政策

會計估計是本公司合併財務報表的必要組成部份，其依據是本公司管理層當前的判斷。附錄一中的會計師報告附註2包括本公司編製合併財務報表時所使用主要會計政策的說明。某些會計估計特別敏感，因為它們對財務報表非常重要，還因為影響會計估計的未來事件可能與管理層當前的判斷有重大差異。與重要會計政策有關的估計包括重要判斷。確定這些重要的會計政策對本公司的財務狀況和經營業績非常重要，需要管理層根據未來可能變化的信息和數據進行複雜的判斷。所以，有關這些項目的確定必然涉及對未來事件進行假設和主觀判斷，並可能發生變動，且使用不同的假設或數據可能產生重大不同的結果。另外，實際的結果可能不同於估計值，且可能對本公司業務、財務狀況、經營業績或現金流產生重大不利影響。本公司認為，下列內容將能說明本公司重要會計政策。

投資

投資資產可以分成以下幾種類型：因交易而持有的投資、源生貸款及應收款、持有至到期的投資及可供出售的投資。因交易而持有的投資是指主要為從短期價格波動中獲利而持有的投資。源生貸款及應收款是指本公司以貨幣、實物或服務等方式直接向債務人提供的，並且並非為了立即出售或在短期內出售而持有的貸款及應收款項。持有至到期的投資是指本集團有明確意圖和能力持有至到期的有固定或可確定收款金額和固定到期日的除源生貸款及應收款以外的投資。所有其他投資則劃分為可供出售的投資。

投資資產的購買和出售在交易日確認。

投資資產在初始確認時按照成本計量，即按包括交易成本在內的獲得該投資之對價的公允價值計量。

因交易而持有的投資和可供出售的投資隨後按照公允價值計量，但對於某些無活躍市場之報價及公允價值不能可靠計量的權益性投資除外（歸為可供出售的投資）。這些權益性投資按照其成本

	截至12月31日止年度		
	2001年	2002年	2003年
財務與經營比率			
集團			
平均權益收益率	75.1%	23.8%	18.8%
平均資產收益率	3.2%	1.5%	1.3%
投資收益率[1]	5.6%	4.0%	4.5%
人壽保險			
營業費用率[2]	9.4%	7.9%	7.4%
佣金率[3]	14.4%	11.2%	8.7%
給付比率[4]	87.9%	93.2%	95.2%
投資收益率[1]	5.8%	4.1%	4.4%
財產保險			
再保險自留比率[5]	66.3%	67.3%	65.2%
賠付率[6]	66.9%	57.1%	68.2%
費用率[7]	50.1%	41.3%	31.2%
綜合成本率[8]	117.0%	98.3%	99.5%
投資收益率[1]	5.5%	3.8%	5.1%

(1) 投資收入與年初及年末平均投資的比率。

(2) 包括非佣金保單獲得成本的營業費用與淨已賺保費的比率。

(3) 佣金支出與淨已賺保費的比率。

(4) 壽險保單給付、退保、保戶紅利及壽險責任準備金增加額與淨已賺保費的比率。

(5) 淨承保保費與毛承保保費的比率。

(6) 已發生損失和再保險損失減可攤回賠款及前期發生的可攤回賠款，與扣除營業税金及附加之前淨已賺保費的比率。

(7) 營業費用、營業税金及附加、佣金支出、分保佣金支出、計提保險保障基金扣除分保佣金收入及遞延保單獲得成本變動額後與淨已賺保費收入的比率。

(8) 賠付率與費用率之和。

2001年到2002年和2002年到2003年平均權益收益率下跌的主要原因是滙豐保險在2002年年底注入資本金，使2002年和2003年計算收益率時使用的分母增加。相應期間佣金率下降的主要原因是本公司實施了各種成本控制計劃，降低了佣金支出，以及由於2002年和2003年團體人壽保險和銀行保險業務新業務比例較2001年提高而帶來的本公司產品組合的變化。由於團體人壽保險和銀行保險主要為躉繳保費產品，這些產品的佣金率一般低於期繳保費產品。2002年賠付率較2001年有所降低，其主要原因是本公司2002年汽車貸款保證保險、貨物運輸保險和其他保險保單賠款大幅

	截至12月31日		
	2001年	2002年	2003年
		(人民幣百萬元)	
權益與負債			
權益			
實收資本	2,220	2,467	4,933
儲備	4,180	9,322	7,667
未分配利潤/(未彌補虧損)	(1,130)	(102)	352
權益合計	5,270	11,687	12,952
少數股東權益	101	113	337
負債			
客戶保證金	—	—	2,304
短期借款	3,001	8,313	200
預收保費	1,499	2,604	2,129
應付佣金	576	544	497
未決賠款準備金[4]	2,248	2,836	4,817
應付分保賬款	21	283	270
應付股息	—	—	—
應付保戶紅利及準備金	118	237	1,189
保戶儲金	80	68	49
分保公司存入款項	268	283	130
未到期責任準備金	3,895	5,296	5,781
壽險責任準備金	83,880	119,528	159,945
應交税金	608	618	326
保險保障基金	538	618	711
其他負債	1,629	1,561	1,785
投資連結保險投資賬戶負債	4,979	8,006	10,059
負債合計	103,342	150,796	190,190
權益及負債合計	108,714	162,596	203,479

(1) 在財產保險及短期人壽保險保單保費收入發生變動或財產保險及短期人壽保險保單在不同日期簽發時，即使承保保費總額各年沒有重大不同，未到期責任準備金均會發生變動。

(2) 包括保單獲得成本遞延額和遞延保單獲得成本攤銷額。當因保費收入及/或個人人壽保險業務組合變化而使可遞延的保單獲得成本發生變動時，或損失確認測試後成本結構發生變動或估算發生變動時，遞延保單獲得成本將發生變動。

(3) 當下列各項發生變化時，壽險責任準備金會發生變動：(i)有效保單數量，(ii)評估利率，或(iii)包括死亡率和發病率在內的各種假設。倘若滿期給付和年金給付記入利潤表，該準備金也會發生變動。

(4) 當下列各項發生變化時，未決賠款準備金會發生變動：(i)重大已報告未結案索賠數量及/或金額發生變動，(ii)理賠情況或預期發生變動，或(iii)理賠時間發生變動。

	截至12月31日		
	2001年	2002年	2003年
		(人民幣百萬元)	
資產負債表數據			
資產			
投資			
因交易而持有的投資	3,534	3,437	6,799
可供出售的投資	18,657	22,686	14,764
持有至到期的投資	—	9,991	32,332
源生貸款及應收款			
債券	4,170	5,667	19,170
定期存款	45,923	73,439	78,233
同業拆借及貸款	6,204	9,541	3,285
於聯營公司之投資	381	275	3
投資物業淨值	1,523	1,494	1,333
投資資產合計	80,392	126,530	155,920
其他資產			
現金及現金等價物	4,955	3,815	8,017
應收保費淨值	401	392	439
應收利息淨值	144	394	316
可攤回未決賠款準備金	687	775	1,338
遞延保單獲得成本	12,457	17,476	20,361
法定保證金	444	444	1,200
物業、機器及設備淨值	2,470	2,704	3,147
在建工程淨值	207	143	146
土地使用權淨值	494	847	924
商譽	—	—	241
遞延税項資產	269	199	293
其他資產	815	872	1,078
投資連結保險投資賬戶資產	4,979	8,006	10,059
其他資產合計	28,322	36,066	47,559
資產合計	108,714	162,596	203,479

	截至12月31日止年度		
	2001年	2002年	2003年
	(人民幣百萬元，每股數據除外)		
利潤表數據			
毛承保保費及保單費收入，扣除營業税金及附加	40,955	58,420	63,134
減：分出保費	(2,700)	(3,720)	(3,800)
淨承保保費及保單費收入	38,255	54,699	59,334
未到期責任準備金增加額[1]	(1,264)	(1,402)	(485)
淨已賺保費	36,992	53,297	58,849
分保佣金收入	928	1,195	1,248
投資收入及其他收入	3,914	4,256	6,527
收入合計	41,834	58,748	66,623
保單獲得成本遞延額	7,184	8,320	7,483
遞延保單獲得成本攤銷額	(2,654)	(3,301)	(4,598)
遞延保單獲得成本變動額[2]	4,530	5,019	2,885
賠款、退保、年金與滿期給付	(7,274)	(12,693)	(13,585)
保戶紅利支出及準備金	(118)	(131)	(988)
壽險責任準備金增加額[3]	(24,814)	(35,648)	(40,417)
佣金支出	(5,680)	(6,692)	(5,676)
營業及管理費用	(4,471)	(5,596)	(5,718)
利息支出	(23)	(175)	(224)
計提保險保障基金	(65)	(80)	(84)
費用合計	(37,915)	(55,995)	(63,807)
營業利潤	3,919	2,753	2,816
應佔聯營公司收益／(虧損)	(65)	(59)	5
所得税	(900)	(689)	(494)
未計少數股東權益前淨利潤	2,954	2,005	2,327
少數股東權益	(2)	12	(7)
股東應佔溢利	2,952	2,017	2,320
股息	266	266	493
每股股息	0.06	0.06	0.10
每股基本收益	0.66	0.45	0.47

國際財務報告準則第四號 — 保險合同

國際會計準則理事會(「IASB」)於2004年3月31日公佈了國際財務報告準則第四號 —「保險合同」,適用於實體簽發的保險合同及其持有的再保險合同,其他國際財務報告準則條款涵蓋的特定合同除外。該準則第四號適用於本公司截至2005年12月31日止年度根據國際財務報告準則編製的財務報表。本公司目前的會計政策符合國際財務報告準則第四號的大多數要求。本公司認為,於2005年採用國際財務報告準則第四號對本公司的財務狀況和經營業績不會產生重大影響。參閱本招股書附錄一所載之會計師報告中「編製基礎」一節。

交易記錄

閣下在閱讀下列節選的合併財務和經營信息時,須結合本招股書附錄一所載之會計師報告中包含的本公司合併財務報表,該報表是按照國際財務報告準則編製的。節選的截至2003年12月31日的三個年度的合併利潤表及截至2001年、2002年和2003年12月31日的資產負債表均摘自本招股書附錄一所載之會計師報告。報表編製基礎參見會計師報告附註1(2)中的説明。未到期責任準備金、壽險責任準備金、遞延保單獲得成本及未決賠款準備金的説明分別參見本招股書附錄一所載之會計師報告附註2(16)、2(15)、2(10)及2(16)。

導致本公司於這些產品發生淨損失。截至2001年、2002年和2003年12月31日止各年度，對於保證收益率等於或超過5%的壽險保單提取的壽險責任準備金，按本公司依照中國公認會計準則編製之財務數據計算，大約分別為人民幣511.23億元、577.18億元和675.28億元，分別約佔本公司總壽險責任準備金的68.5%、53.3%和45.3%。從2001年到2003年，保證收益率等於或超過5%的壽險保單提取的壽險責任準備金有所增加，主要原因在於本公司從上述保單收取的續期保費。

- *通過遞延保單獲得成本的加速攤銷減少了本公司的營業利潤。* 利差損一般將對保證收益產品的預測盈利能力產生不利影響，因此本公司可能需要加速與該等產品相關的遞延保單獲得成本的攤銷，從而減少本公司的營業利潤。

2003年，本公司於1999年6月前簽發的保證收益的壽險保單之平均定價收益率平均定價約為6.9%。在1999年6月後，中國保監會規定壽險公司可以在其產品上提供的保證收益率最多為2.5%。所以，本公司提供的保證收益產品的保證收益率不超過2.5%，因此部份程度上減少了利差損對本公司經營業績的負面影響。另外，本公司還改變了產品組合的組成，逐步增加對利率變化敏感度較低的產品，如投資連結型和分紅型壽險產品。2001年、2002年和2003年，本公司所有保證收益產品的大約分別為5.8%、5.3%和5.0%，而在2001年、2002年和2003年本公司壽險業務的平均投資收益率則大約分別為5.8%、4.1%和4.4%。隨著較低保證收益率保單或不提供保證收益率之新保單持續增長，預期這些高保證收益率保單在本公司總有效壽險保單中的比例將不斷下降。

平安證券

在2001年5月之前，本公司直接和間接持有平安證券100%的股權。2001年5月22日，按照中國證監會之要求，為增加平安證券的註冊資本，本公司在平安證券的間接股權減少到30.0%。2003年10月22日，平安信託又另外獲得了平安證券34.1%的股權，因此，本公司在平安證券的間接股權增加到63.6%。該收購形成的商譽達人民幣2.45億元。因此，在2001年5月22日到2003年10月21日，平安證券的經營業績作為於聯營公司之投資收入（在本集團的間接股權減少到30.0%之後）反映在本公司的經營業績之中。自2003年10月22日起，本公司將平安證券的財務報表合併入本公司的財務報表中。

相關保單出現任何遞延獲得成本，則可能出現保費不足現象。若出現保費不足，則加速遞延保單獲得成本的攤銷，直至完全注銷有關金額，並在必要時提取保費不足準備金；以及

- 對長期壽險保單，其遞延保單獲得成本在保單出單時進行可收回性測試並隨後定期進行損失確認測試。總體上，影響遞延保單獲得成本賬面價值的風險因素主要取決於下列各種假設隨時出現的實際情況，主要包括死亡率、發病率、投資收益率、退保率和通貨膨脹等，其在出單時由精算人員確定。倘若某類業務的總體經驗分析出現不利結果，則表明遞延保單獲得成本的餘額不能夠從未來利潤中收回。此時，同上段分析類似，要加速注銷遞延保單獲得成本，並隨後提取額外的準備金。反之，如果實際經驗結果有利，長期壽險保單的遞延保單獲得成本之攤銷也不減速。

歷史遺留高保證收益率產品的利差損

同中國其他各大壽險公司一樣，主要由於當時的市場利率較高，本公司在1995年到1999年期間對本公司的壽險產品提供了較高的保證收益率。截至2003年12月31日，根據等於收益率或10.0%的假設貼現率、等於收益率或12.5%的假設貼現率和等於收益率或15.0%的假設貼現率，不扣除持有所需償付能力額度之成本，本公司1999年6月之前的有效業務中間估計價值分別為負人民幣251.29億元、負人民幣221.02億元和負人民幣195.04億元。截至同一日期，根據等於收益率或10.0%的假設貼現率、等於收益率或12.5%的假設貼現率和等於收益率或15.0%的假設貼現率，不扣除持有所需償付能力額度之成本，本公司1999年6月之後的有效業務中間估計價值分別為人民幣330.57億元、人民幣297.52億元和人民幣268.84億元。參閱附錄四所載的諮詢精算師報告中「有效業務價值的構成」。因為中國境內的市場利率過去幾年來總體降低，本公司上述產品之已賺取利率已經下降到計算保費和保單費中所使用的假設利率以下。由於在計算本公司保險產品保費中使用的假設死亡率和發病率和行政管理費用估計保守，迄今，實際發生的和假設的死亡率、發病率及費用之間的差異部份抵消了利率方面的差額。因此，市場利率和保證收益率之間的重大差額已經導致出現利差損，對本公司的經營業績已經造成了以下方面的不利影響：

- *導致保證收益率產品不盈利。* 從比預期低的死亡率、發病率和行政管理費用方面獲得的收益不足以彌補這些產品出現的利差損。因此，使本公司的保證收益率產品不盈利，並

下表簡要列出所顯示期間與本公司壽險保單和產險保單項下賠款、年金與滿期給付、退保、死亡給付與其他賠付有關的總支付額：

	截至12月31日止年度					
	2001年		2002年		2003年	
	金額	所佔%	金額	所佔%	金額	所佔%
	(人民幣百萬元，比例除外)					
賠款	3,082	42.4%	3,991	31.4%	5,812	42.8%
年金與滿期給付	2,294	31.5	5,708	45.0	4,114	30.2
退保	1,557	21.4	2,528	19.9	3,010	22.2
死亡給付與其他賠付	341	4.7	466	3.7	649	4.8
合計	7,274	100.0%	12,693	100.0%	13,585	100.0%

繼續率對於大多數壽險產品的經營業績很重要，因為在起始幾年退保或失效的保單無法產生足夠的收入來彌補本公司的保單獲得成本。總體上對於壽險行業來說，本公司首年保單獲得成本因為佣金和一次性承保與出單費的原因而一般高於隨後的年份。持續高水平的退保將對本公司的財務狀況和經營業績產生負面影響。本公司壽險產品保單條款一般包括退保和減保條款，減少因提前退保造成的損失風險。這些條款總體上限制了免罰金的退保數量，限制了允許退保或收取退保費用的各種情況。另外，本公司壽險保單總體上不允許部份提取保單收益，雖然這些保單條款總體上允許保單持有人獲得準備金一定比例的貸款。

遞延保單獲得成本

獲得新保單的成本，包括佣金、承保、營銷和保單出單費，其隨著新業務的產生而變化、與其直接相關並進行遞延。本集團遞延保單獲得成本的面值和攤銷主要受下列因素影響：

- 對於期繳保費傳統壽險和年金產品，其遞延保單獲得成本在預計保險合同期限內以預計保費收入的固定比例來攤銷，預期保費于保單出單日估計，在整個合同期間保持不變；

- 對於投資類合同，如投資連結型合同，其遞延保單獲得成本在預計保險合同期限內以保單期限內預計可實現的估計毛利潤現值的固定比例來攤銷；

- 對於產險和短期壽險產品，其遞延保單獲得成本予以遞延並在賺取相關承保保費期間進行攤銷，即一般為12個月左右。這種性質保單的遞延獲得成本的賬面價值通常僅在發生保費不足時才受到影響。倘若有效保單未到期部份預期的賠款超過(a)預期的利潤率及(b)出售

告賠款準備金是為了確認估計成本，包括必要的費用，以便最終解決損失產生的理賠。這些準備金是對預期最終結案和管理理賠費用的精算和統計預測進行估計。

- *未到期責任準備金。* 本公司計算這些準備金的依據是在有關保單期間按比例進行，期間一般為 365 天，而未到期責任準備金表示與保險未到期期限有關的淨承保保費部份。

- *保費不足準備金。* 本公司根據未來理賠、成本、已賺保費和投資收入等估計值來評估保費不足準備金。保費不足準備金如屬重大，則在本公司的合併資產負債表中作為獨立的準備金進行披露。本公司在 2001 年、 2002 年和 2003 年無須提取任何保費不足準備金。

請參閱「業務 — 財產保險 — 準備金」一節有關本公司財產保險準備金的詳細說明，這些準備金是為本公司合併財務報表之目的而確定的，這類報表包含在附錄一中所載之會計師報告中，是按照國際財務報告準則編製的。

準備金的設立是一個內在的不確定過程，因此本公司不能夠向閣下保證最終損失將與本公司的初始估算一致。參閱「風險因素 — 與本公司保險經營有關的風險 — 實際給付和理賠經驗與核保和準備金假設之間存在差異，可能需要本公司增加準備金的提取額」一節。

中國法定準備金

因為本公司是一家中國保險公司，本公司需要為中國法定賬戶之目的，按照中國保險法及中國法定會計準則，提取法定準備金。這些法定準備金可能在某些重大方面不同於為本公司合併財務報表之目的而提取的準備金，這類報表包含在附錄一所載之會計師報告中，是按照國際財務報告準則編製的。參閱「業務 — 人壽保險 — 準備金」和「業務 — 財產保險 — 準備金」兩節中有關本公司中國法定準備金的詳細說明。

賠款、退保、年金與滿期給付

在 2001 年、 2002 年和 2003 年，本公司的賠款、退保、年金與滿期給付分別為人民幣 72.74 億元、 126.93 億元和 135.85 億元。隨著本公司業務的擴大，本公司的賠款、退保、年金與滿期給付總體上在增加。在 2001 年、 2002 年和 2003 年，本公司賠款、退保、年金與滿期給付分別佔本公司該年毛承保保費及保單費收入總額大約 17.8% 、 21.7% 和 21.5% 。雖然在有些年份，賠款、退保、滿期和年金給付總體上對本公司經營業績有負面影響，但對本公司經營業績的影響部份程度上被與退保和滿期保單有關的準備金在當年的轉回部份所抵消。

金。另外，需要時，本公司將提取保費不足準備金。本公司投資連結型壽險保單方面的資產將保留在獨立賬戶中。

以下簡要說明本公司如何為合併財務報表之目的計算壽險準備金，這類報表包含在附錄一所載之會計師報告中，是按照國際財務報告準則編製的：

- *壽險責任準備金。* 本公司壽險責任準備金的計算基礎是涉及死亡率和發病率、繼續率、利率和管理費用的精算假設，並且本公司在計算時採用了美國公認會計準則規定的方法。

- *未決賠款準備金。* 本公司對於已報告未結案的賠款和已發生未報告的賠款逐單計算該準備金，或基於經驗類比使用該方法。

- *未到期責任準備金。* 本公司計算這類準備金的依據是在有關保單期間按比例進行，期間一般為 365 天，而未到期責任準備金表示與保險未到期期限有關的淨保費部份。

- *保費不足準備金。* 本公司根據未來理賠、成本、已賺保費和投資收入等估計值來評估保費不足準備金。需要時，保費不足準備金成為有關壽險責任準備金的組成部份。

請參閱「業務 — 人壽保險 — 準備金」部份有關本公司壽險準備金的詳細說明，這些準備金是為本公司合併財務報表之目的而確定的，這類報表包含在附錄一所載之會計師報告中，是按照國際財務報告準則編製的。

由於潛在風險的性質和確定本公司未來保險給付責任有關的高度不確定性，本公司不能夠精確地確定最終解決這些負債需要支付的金額。參閱「風險因素 — 與本公司保險經營有關的風險 — 實際給付和理賠經驗與核保和準備金假設之間存在差異，可能需要本公司增加準備金的提取額」一節。

財產保險

本公司提取準備金是為了支付賠款及財產保險保單產生的損失理賠費用。本公司還就財產保險保單提取未到期責任準備金和保費不足準備金（如有）。以下簡要說明本公司如何為合併財務報表之目的計算產險準備金，這類報表包含在附錄一所載之會計師報告中，是按照國際財務報告準則編製的：

- *未決賠款準備金。* 已報告未結案賠款的準備金取決於對未來賠款支出的估計，包括與這類理賠相關的費用。這些估計依據確定準備金時的事實和環境逐單進行。設立已發生未報

參閱「— 準備金 — 人壽保險 — 未到期責任準備金」和「— 準備金 — 財產保險 — 未到期責任準備金」兩節中有關本公司未到期責任準備金的説明。本公司 2001 年、 2002 年和 2003 年的淨已賺保費分別是人民幣 369.92 億元、 532.97 億元和 588.49 億元，大約分別佔本公司收入合計的 88.4%、 90.7% 和 88.3%。

投資收入

由於當前中國對保險公司投資進行監管限制，本公司的投資資產基本上都集中在中國境內有限的投資品種上。截至 2003 年 12 月 31 日，本公司在商業銀行的定期存款、政府債券、政府項目金融債券、經中國保監會認可的信用評級機構授予信用評級不低於 AA 級的中國企業的企業債券及投資於上海證券交易所和深圳證券交易所上市公司股票的證券投資基金上的投資，大約分別佔本公司投資資產總額的 50.2%、 24.5%、 12.3%、 6.9% 和 2.9%。所以，本公司當前產生的大多數投資收入來自定期存款和債券投資的利息。本公司不能使投資多樣化，這不僅使本公司承擔投資風險，而且也對本公司獲得最大投資回報的能力產生不利影響。參閱「業務 — 投資組合 — 投資組合的構成」一節。根據適用的中國管理條例，本公司計劃通過增加在政府債券、金融債券和企業債券方面的投資，尤其是投資於更長期限的債券，並減少本公司投資組合中定期存款的比例等，來增加本公司的投資收入。在 2001 年、 2002 年和 2003 年，本公司的投資收入及其他收入分別是人民幣 39.14 億元、 42.56 億元和 65.27 億元，大約各佔本公司當年收入合計的 9.4%、 7.2% 和 9.8%。

準備金

本公司準備金變動是本公司經營業績的主要組成部份，而本公司準備金的任何增加或減少都可能會對本公司財務狀況和經營業績產生重大影響。

平安壽險和平安產險的精算人員按月分別計算壽險準備金和產險準備金。由於平安壽險和平安產險作為本公司的子公司是兩家獨立的保險公司，因此平安壽險和平安產險的準備金是獨立確定並提取的。而且不同準備金項目，如未到期責任準備金、壽險責任準備金和未決賠款準備金，都針對不同產品進行計算。平安壽險和平安產險分別將其各自法定準備金報告提交中國保監會進行年度備案。另外，作為對本集團根據法定及國際財務報告準則要求編製財務報表進行審計的組成部份，外部審計師就本公司的準備金執行了若干審計程序。

人壽保險

本公司提取準備金是為本公司傳統非分紅型壽險保單和傳統分紅型壽險保單下的未來給付責任提供準備。本公司提取的準備金主要類型是壽險責任準備金、未決賠款準備金和未到期責任準備

下表説明在所顯示期間，本公司從下列產品獲得的毛承保保費及保單費收入：

	截至12月31日止年度		
	2001年	2002年	2003年
	（人民幣百萬元）		
人壽保險			
傳統分紅型保險[1]	8,912	26,862	31,631
傳統非分紅型保險	18,718	16,716	17,875
意外與健康保險[1]	2,367	3,206	3,680
非傳統保險	4,955	3,798	1,856
小計	34,952	50,582	55,042
財產保險			
機動車輛保險	3,541	4,901	4,705
企業財產保險	1,177	1,453	1,329
貨物運輸保險	250	289	302
家庭財產保險	600	686	625
責任保險	149	234	372
船舶保險	47	23	11
意外與健康保險	—	—	151
其他保險	239	252	596
小計	6,003	7,838	8,091
合計	40,955	58,420	63,134

(1) 包括從本公司銀行保險分銷渠道銷售的壽險產品。

在計算待收取的保費和保單費時，本公司將估計與本公司獲得和管理每一保單相關的費用。本公司的費用包括本公司向代理人支付的佣金及承保、簽發保單和管理保單所發生的費用。但是，除其他事項外，倘實際的通貨膨脹高於估計的通貨膨脹或管理產品的成本高於預期，則本公司的實際費用可能高於本公司的估計費用。本公司計劃更進一步控制和減少費用，具體方法如下：

- 重新設計本公司壽險銷售代理人薪酬制度；
- 進一步加強本公司的預算和控制過程；
- 使本公司員工結構合理化；及
- 精簡本公司的後台功能並進一步充分利用本公司規模經濟效應。

本公司淨承保保費及保單費收入是本公司向再保險公司分出部份毛保費以後所留存的保費和保單費。2001年、2002年和2003年各年度，本公司分出給再保險公司的保費分別為人民幣27.00億元、37.20億元和38.00億元，各佔本公司毛承保保費及保單費收入總額大約6.6%，6.4%和6.0%。本公司的**淨已賺保費**等於本公司考慮未到期責任準備金的增加額以後的淨承保保費及保單費收入。

— 本公司在個人和團體保險死亡率和發病率方面的經驗；

— 本公司保單承保及為未來保單持有人給付和理賠提取準備金的方法的充分性；

— 本公司保單繼續率方面的經驗，其將影響本公司在保單有效期間彌補新保單獲得成本的能力；

— 本公司對財產保險產品巨災風險和其他損失進行管理的能力；及

— 本公司按照定價假設進行費用管理的能力。

- 本公司投資資產的金額和組成及本公司管理投資組合並尋求不同風險水平下最優回報的能力。

- 本公司維持保險產品目標利潤率的能力。

本公司歷來根據有關給付義務的假設死亡率和實際經驗之間的差額，從本公司的壽險業務中獲得死差益。本公司管理死亡率的能力主要取決於本公司有效的核保程序，該程序用來使死亡率風險最小化。而且，本公司已經獲得了費差益，並通過綜合利用本公司業務持續增長帶來的規模經濟，預期將繼續獲得費差益。另外，本公司的經營業績將受可能獲得的任何利差益的影響，而利差益則取決於市場利率波動。市場利率在過去三年的持續下跌，已經限制了本公司獲得利差益的能力。

保費和保單費收入

保費收入是本公司收入的核心，主要包括來自新保單和續期保單及年金契約的保費收入。人壽保險，包括終身人壽和定期人壽保險，歷來佔本公司保費收入的大部份。另外，本公司還獲得投資連結型保險產品的保單費收入。

造機遇，如信用卡業務和住房按揭等。另外，本公司預期個人金融產品和服務的需求將更加成熟且多元化，如信託和證券服務等。所以，本公司預期，為滿足中國金融服務市場不斷演變的需要，本公司未來的經營業績將在很大程度上受開發和分銷新產品及服務之能力的影響。

收入和費用

本公司的收入主要來源於以下方面：

- 個險和團險保單的保費；
- 本公司投資連結型人壽保險產品的保單費和相對較少的管理費；
- 產險保單的保費；及
- 來自本公司投資組合的投資收入和已實現及未實現的投資收益。

本公司經營費用主要包括：

- 壽險責任準備金的增加；
- 向保單持有人支付的保險給付和賠款；
- 毛未決賠款準備金和未到期責任準備金之增加；
- 佣金支出；
- 與本公司產品相關的營業及管理費用，包括員工工資和福利、廣告、市場營銷和相關的費用、培訓費用、租金費用、減值虧損及折舊和攤銷；及
- 遞延保單獲得成本變動額，即遞延的獲得成本減所攤銷的遞延獲得成本。

盈利能力

本公司盈利能力主要取決於本公司定價和管理保險產品風險的能力、本公司吸引和留住新客戶的能力及本公司費用管理的能力。本公司的盈利能力具體驅動因素包括：

- 本公司通過保險產品定價使本公司能夠在彌補給付成本和獲得新保單及管理這些產品的費用後獲利的能力。本公司產品定價是否充分主要取決於下列因素：

市場利率波動

總體而言，本公司的經營業績會受到中國境內市場利率波動的影響。特別是，利率變化可能影響本公司投資組合中持有的證券和其他投資損益的確認水平和時間。在持續低利率環境中，隨著較高收益投資的到期或贖回及將收回款項再投資到較低收益的新投資品種上，本公司投資組合的投資收益將降低。然而，下降的利率也會增加本公司現有投資已實現和未實現的收益。相反，上升的利率隨著時間的推移將增加本公司的投資收入，但可能減少本公司投資組合的市場價值。

在中國境內銷售的大部份壽險保單，包括本公司出售的壽險保單，均為分紅型壽險保單。該類保單的持有人將獲得支持該類壽險保單的投資資產所產生的部份投資收益。由於這些投資資產大部份為固定收益的證券，其回報率在很大程度上受中國境內市場利率波動的影響。另外由於本公司的部份壽險產品向保單持有人提供保證收益，本公司將承擔市場利率變化使本公司利差減少的風險，或者本公司根據保單必須支付的金額和本公司可從用於支持保單責任的投資中獲得的盈利之間的差額。參閱「— 歷史遺留高保證收益率產品的利差損」一節。相關利差損可能需要本公司承擔一些投資資產上的虧損，這可能加劇下降利率環境中本公司資產負債的不匹配。根據中國有關管理條例的規定，本公司計劃繼續利用投資組合多樣化及其他風險管理技術，以緩解市場利率變化的影響。

中國證券市場狀況

中國的證券市場的規模比美國及部份歐盟國家小，且穩定性更弱。特別是，上海證券交易所和深圳證券交易所的上市證券價格和交易量都經歷了巨大的波動，目前對日價格波動的範圍設定了限制。截至2003年12月31日，本公司投資組合中約2.9%投資於上市證券投資基金，而基金則投資於中國上市公司的股票。中國證券市場過去曾經且未來可能還將繼續對這些證券投資基金之價值產生不利影響。倘這些證券投資基金價值下降，則本公司投資組合的價值也將減少。本公司投資組合價值的任何減少都可能由於已實現和未實現收益的減少或可能的減值損失，而降低本公司的淨收入，並可能減少本公司投資連結型人壽保險產品的銷售。

中國金融服務市場的持續發展與演變

中國保險市場仍處於發展的相對早期階段，本公司為滿足該市場需求的不斷演變而開發產品的能力，將對本公司的盈利能力產生顯著影響。例如，為了迎合壽險客戶不斷變化的需求，本公司成為中國第一家提供投資連結型人壽保險產品的保險公司。本公司還在主險基礎上補充了多種附加險以滿足客戶的不同需要。而且，本公司認為，中國經濟的持續轉型將為其他個人金融產品和服務創

中國經濟和人口的狀況及社會經濟政策

中國處於經濟和人口結構轉變時期，本公司認為這將繼續在中國保險市場中創造巨大的機會。特別是，中國政府正在轉變其經濟體制，從中央計劃經濟體制轉變成更為市場化的經濟體制。這一轉變帶來中國經濟在過去十年來的巨大增長。這一持續的經濟轉變帶來的一個問題是政府或企業福利的減少，如退休、醫療和其他社會福利減少等，這給人壽保險和其他與社會福利有關的保險產品的私營供應商帶來商機。而且，人口學研究表明，在未來十年，中國膨脹的私人經濟將繼續推進可支配收入不斷增長的中產階級的產生，本公司預期這將有助於推動中國保險行業的持續增長。本公司認為本公司龐大的客戶群、廣泛的分銷網絡、優質多元化的產品及本公司的投資和承保風險管理專業優勢等，將從上述發展中獲益。

中國保險公司的監管環境

本公司業務經營主要在中國進行，受到嚴格監管。特別是，本公司人壽保險和財產保險經營主要是受中國保監會監管。按照中國保監會的有關管理條例，中國保險公司的投資當前限於銀行存款、中國政府債券、政府項目的金融債券、經中國保監會認可的信用評級機構授予信用評級不低於AA級的中國企業債券和證券投資基金。參閱「監督與管制 — 保險業務 — 保險資金的運用」。因此，基本上本公司的所有投資資產都集中在中國境內有限的投資品種上，本公司投資組合多樣化及尋求最優投資回報的能力因而受到限制。本公司投資組合不能多樣化也使本公司承擔與這些投資相關的巨大風險。參閱「— 投資收入」和「風險因素 — 與本公司投資組合有關的風險 — 由於適用的中國法規對投資品種的限制致使本公司的投資組合多樣化及尋求最優投資回報的能力受限，因此，特定投資類型價值的減少對本公司的財務狀況和經營業績可能產生重大不利影響」。

本公司保險產品的定價能力也在很大程度上直接或間接受中國保監會監管。按照中國保監會有關管理條例，本公司的下列活動必須提交中國保監會審批：

- 新開發的人壽保險產品；
- 與強制保險相關的保險產品；及
- 影響公共利益的保險產品的條款和費率。

參閱「監督與管制 — 保險業務 — 保險條款和保費率」一節。為了遵守有關法律、法規和條例，本公司可能必須承擔巨大的成本和費用，本公司的前景也可能會受到不利影響，從而可能降低本公司的盈利能力，並影響本公司的未來成長。

概況

根據2002年毛承保保費及保單費收入，本公司是在中國境內經營的第二大保險公司，而中國正是世界上增長速度最快的保險市場之一。本公司經營範圍主要包括人壽保險和財產保險。本公司2003年的毛承保保費及保單費收入為人民幣631.34億元，其中人壽保險業務收入為人民幣550.42億元，財產保險業務收入為人民幣80.91億元。此外，本公司向客戶提供信託和證券等多元化金融服務。本公司通過平安壽險和平安產險開展本公司的人壽保險和財產保險業務，這兩家公司都是本公司持有99%權益的子公司。本公司通過平安信託這家本公司持有其99.3%權益的子公司運營本公司信託業務。本公司間接持有平安證券63.6%的權益，並通過該公司提供證券服務。

2003年9月29日，本公司之子公司平安信託與中國銀行簽訂了股權轉讓協議，根據該協議，平安信託同意收購中國銀行在福建亞洲銀行中50%的權益。福建亞洲銀行是一家合資銀行，在中國主要從事外匯商業銀行業務，這次收購對價為1,830萬美元。在此之前，滙豐銀行與中亞財務有限公司簽訂了獨立的股權轉讓協議，根據該協議，滙豐銀行同意收購中亞財務有限公司在福建亞洲銀行中50%的權益。隨後，平安信託與滙豐銀行簽訂了合資合同，根據該合同，平安信託同意出資2,300萬美元，再取得福建亞洲銀行23%的權益。

2004年2月19日，福建亞洲銀行更名為平安銀行有限責任公司，成為平安信託持股73%的子公司。 本公司計劃通過平安銀行，發展個人金融業務，包括在法律法規允許時，發行信用卡及提供房產按揭貸款服務。本公司相信此收購交易將進一步增強本公司向客戶提供多元化金融服務的能力，服務內容包括保險、證券、銀行、養老保險基金管理和信用卡業務。參閱「業務 — 近期發展」一節。

本公司購買福建亞洲銀行的股權預期不會對本公司目前的業務經營或財務狀況帶來重大影響，預期在近期也不構成本公司淨利潤的主要部份。

業務環境

本公司財務狀況和經營業績及本公司財務成果各期之間的可比性，受到許多外部因素的顯著影響，其大多數因素超出了本公司的控制能力，包括：

- 中國的經濟和人口的狀況及社會經濟政策；
- 中國保險公司的監管環境；
- 市場利率波動；
- 中國證券市場狀況；及
- 中國金融服務市場的持續發展與演變。

本公司在可預見的未來不計劃進行公開發行或私募，也不同時進行與全球發行不同的任何證券發行。除「全球發行」外，股份有限公司未批准任何股票發行計劃。

除以上「業務 — 海外投資者」中說明的各種情況外，有關發送給股東的通知和財務報告、爭議解決方案、在股東登記冊的不同部份登記股票、股份轉讓的方法和指定收取股息的代理人等問題，在本公司的公司章程中有詳細的規定，且都已匯總在本招股書附錄四中；而內資股和H股等在所有方面都彼此具有相同的權利，尤其是在本招股書日後信息公佈、支付或派送股息方面，但是內資股的股息須用人民幣支付，而H股股息則應用港元支付。但是，內資股的轉讓要遵守中國法律隨時適用的各種限制。

截至本招股書之日，本公司的全部已發行股本可以具體分類如下：

	總股份數目	佔發行股本的比例
發行內資股	3,762,581,636	76.27%
發行非H股的外資股[(1)]	1,170,751,698	23.73
	4,933,333,334	100.00%

(1) 本公司已經獲得中國保監會和中國證監會批准，可以將該非上市外資股轉換成H股。詳見「業務 — 海外投資者」一節具體說明。

全球發行完成後，以及所有非上市外資股都轉換成H股後，倘不考慮行使超額配股權，也不考慮根據滙豐價格調整差價法發行任何新股，則本公司的股本結構將如下表所示：

	總股份數目	佔發行股本的比例
發行內資股	3,636,409,636	58.70%
經轉換的H股	1,170,751,698	18.90
全球發行中的H股（包括待由售股股東出售的H股）	1,387,892,000	22.40
	6,195,053,334	100.00%

倘全面行使超額配股權且所有非上市外資股都轉換成H股（假設不根據滙豐價格調整差價法發行任何新股），則本公司的股本結構將如下表所示：

	總股份數目	佔發行股本的比例
發行內資股	3,617,484,636	56.66%
經轉換的H股	1,170,751,698	18.34
全球發行中的H股（包括待由售股股東出售的H股）	1,596,075,000	25.00
	6,384,311,334	100.00%

股份權益

內資股和H股及在全球發行方面轉換非上市外資股時獲得的H股，都是本公司股本中的普通股。所有現有的內資股都不允許在任何證券交易所上市，而且任何其他授權交易場所上也不存在有關該證券的任何交易。H股只能由香港、臺灣或中華人民共和國澳門特別行政區或任何中國境外的其他國家的法人或自然人進行認購或相互進行交易。而且，H股的認購和交易都要用港元來進行。

主要股東和售股股東

自2001年年末以來員工投資集合未發行任何新的集合單位。截至2004年4月24日，本公司大約有19,500名員工投資集合參與人。截至同一日期，本公司董事、監事和高級管理人員合計持有員工投資集合單位權益大約4.64%，受益所有權約佔本公司發行股本大約0.67%。本公司董事長兼首席執行官馬明哲先生受益持有員工投資集合單位權益大約1.10%，約佔本公司發行股本大約0.16%，為本公司員工受益持有公司發行股本最高者。本公司執行董事、執行副總裁兼副首席執行官孫建一先生受益持有員工投資集合單位權益大約0.94%，約佔本公司發行股本大約0.14%。

員工投資集合的集體參與人通過新豪時發展和江南實業持股成為本公司發行股本的最大受益所有權人，並通過集合管理委員會向本公司的董事會指定了三名非執行董事。該三名非執行董事代表員工投資集合的整體利益。新豪時發展及江南實業與本公司之間就新豪時發展和江南實業所持有的股份不存在任何有關表決權的安排。

主要股東和售股股東

新豪時發展及江南實業分別持有本公司389,592,366股和479,117,788股，大約分別佔本公司發行股本的7.90%和9.71%。新豪時發展及江南實業共同持有本公司總股本大約17.61%。

本公司設立了員工受益所有權計劃，由參與員工認繳員工投資集合（「**員工投資集合**」）資金並獲得單位權益，而由該投資集合通過新豪時發展和江南實業間接投資於本集團。員工投資集合的集體參與人分別受益擁有新豪時發展和江南實業約98.15%和69.11%的股權。因此，員工投資集合的集體參與人受益擁有本公司發行股本總額大約14.46%。

員工投資集合的合格參與人除其他要求外，包括對本集團做出重大貢獻的董事、監事、高級顧問、專職員工（包括公司的高級管理人員）和若干保險銷售代理人。集合參與人有權購買的集合單位數額取決於各種因素，包括參與人的資歷、工作年限以及對集團的貢獻等。員工投資集合的日常管理由一個委員會（「**集合管理委員會**」）進行，該委員會的成員由員工投資集合參與人代表大會選舉產生，是員工投資集合的最高權力機構。本公司的執行董事和高級管理人員均不擔任集合參與人代表大會或集合管理委員會成員。本公司的執行董事和高級管理人員均已棄權被提名擔任集合參與人代表大會或集合管理委員會成員。而且，本公司的執行董事和高級管理人員也已棄權選舉集合參與人代表大會成員。因此，本公司的執行董事和高級管理人員均為員工投資集合的消極投資者，不參與員工投資集合的決策過程。

參與人購買員工投資集合單位權益的價格由集合管理委員會根據員工投資集合的資產淨值來確定，員工投資集合的資產淨值為新豪時資產淨值的98.15%與江南實業資產淨值的69.11%之和。員工投資集合根據各參與人在員工投資集合中擁有的單位權益的比例向其分配員工投資集合從新豪時發展和江南實業獲得的紅利。當參與人不再是本集團的員工或銷售代理人時，便無資格繼續作為員工投資集合的參與人。該參與人需要按照下列價格將其持有的單位權益售回給員工投資集合：(1)該參與人辭職或被解僱的，如果持有員工投資集合單位權益不滿三年，則以原購買價格售回，或(2)若該參與人持有員工投資集合單位權益三年或以上或因本集團批准調換工作而致使持有員工投資集合單位權益不滿三年，則以集合管理委員會根據截止上一年末員工投資集合的每單位資產淨值所決定的價格售回。

倘全面行使超額配股權（假設沒有根據滙豐價格調整差價發行任何新股票），則上述股東在本公司發行股本中的權益具體情況如下：

名稱	股份數目	約佔發行股本比例
滙豐保險[(1)(5)(7)]	637,793,334	9.99%
深圳市投資管理公司	532,238,621	8.34
江南實業[(2)]	479,117,788	7.50
新豪時發展[(2)]	389,592,366	6.10
源信行投資有限公司	380,000,000	5.95
高盛集團有限公司[(1)(6)]	338,709,182	5.31
寶華集團有限公司	332,526,844	5.21
深圳市深業投資開發有限公司	295,509,999	4.63
摩根士丹利毛里裘斯投資控股有限公司[(1)(3)]	289,375,848	4.53
其他股東[(4)]	2,709,447,352	42.44
合計	6,384,311,334	100.00%

(1) 本公司已經獲得中國保監會和中國證監會批准，可以將該非上市外資股轉換成H股。詳見「業務 — 海外投資者」一節具體說明。預期這些股東在全球發行完成時將持有轉換後的H股。這些股東擁有的股份為非上市外資股。這些股東擁有的股份為非上市外資股。

(2) 員工投資集合的參與人集體分別受益擁有新豪時發展和江南實業約98.15%和69.11%的股權。因此，員工投資集合的參與人集體通過新豪時發展和江南實業預期受益擁有本公司大約713,515,000股股份，約佔本公司發行資本總額的11.18%。參閱本節結束部份的詳細說明。

(3) 摩根士丹利毛里裘斯投資控股有限公司為摩根士丹利間接控股，是摩根士丹利添惠亞洲有限公司之關聯公司，後者是本公司H股於香港聯交所上市之聯席保薦人和香港承銷商。

(4) 任何該等股東單獨持股都不超過本公司發行在外股本的5%。

(5) 根據本公司現有章程規定，本公司確保滙豐保險有權認購國際發行中的144,460,000 H股。參見「業務 — 海外投資者」一節具體說明。

(6) 高盛集團有限公司是高盛（亞洲）有限責任公司（本公司H股股票於香港聯交所上市的聯席保薦人和香港承銷商）的控股公司。

(7) 滙豐保險是滙豐銀行（本公司H股股票於香港聯交所上市的聯席保薦人和香港承銷商）的關聯公司。

在全球發行之前，本公司有3,762,581,636股發行在外的內資股。

在全球發行中由售股股東出售的發售股份（以H股或美國存托股份的形式交付）已經中國證監會和財政部根據中國有關法規予以批准。全球發行中出售由售股股東持有發售股份獲得的所有所得款項淨額，將按照中國政府的有關要求匯入國家社保基金。

全球發行完成後（未計行使超額配股權或根據滙豐價格調整差價發行任何新股票），上述股東在本公司發行股本中的權益具體情況如下：

名稱	股份數目	約佔發行股本比例
滙豐保險[1][5][7]	618,886,334	9.99%
深圳市投資管理公司	543,181,445	8.77
江南實業[2]	479,117,788	7.73
新豪時發展[2]	389,592,366	6.29
源信行投資有限公司	380,000,000	6.13
高盛集團有限公司[1][6]	338,709,182	5.47
寶華集團有限公司	332,526,844	5.37
深圳市深業投資開發有限公司	301,585,684	4.87
摩根士丹利毛里裘斯投資控股有限公司[1][3]	289,375,848	4.67
其他股東[4]	2,522,077,843	40.71
合計	6,195,053,334	100.00%

(1) 本公司已經獲得中國保監會和中國證監會批准，可以將該非上市外資股轉換成H股。詳見「業務 — 海外投資者」一節具體説明。預期這些股東在全球發行完成時將持有轉換後的H股。這些股東擁有的股份為非上市外資股。

(2) 員工投資集合的集體參與人分別受益擁有新豪時發展和江南實業約98.15%和69.11%的股權。因此，員工投資集合的集體參與人通過新豪時發展和江南實業預期受益擁有本公司大約713,515,000股股份，約佔本公司發行股本總額的11.52%。參閱本節結束部份的詳細説明。

(3) 摩根士丹利毛里裘斯投資控股有限公司為摩根士丹利間接控股，是摩根士丹利添惠亞洲有限公司之關聯公司，後者是本公司H股於香港聯交所上市之聯席保薦人和香港承銷商。

(4) 任何該等股東單獨持股都不超過本公司發行在外股本的5%。

(5) 根據本公司現有章程規定，本公司確保滙豐保險有權認購國際發行中的125,553,000 H股。參見「業務 — 海外投資者」一節具體説明。

(6) 高盛集團有限公司是高盛（亞洲）有限責任公司（本公司H股股票於香港聯交所上市的聯席保薦人和香港承銷商）的控股公司。

(7) 滙豐保險是滙豐銀行（本公司H股股票於香港聯交所上市的聯席保薦人和香港承銷商）的關聯公司。

就本公司董事會所知，到本招股書刊發之日為止，本公司全部已發行的股本具體情況如下：

名稱	股份數目	約佔發行股本比例
深圳市投資管理公司	616,136,694	12.49%
滙豐保險[1][5]	493,333,334	10.00
江南實業[2]	479,117,788	9.71
新豪時發展[2]	389,592,366	7.90
源信行投資有限公司	380,000,000	7.70
深圳市深業投資開發有限公司	342,091,962	6.93
高盛集團有限公司[1][6]	338,709,182	6.87
寶華集團有限公司	332,526,844	6.74
摩根士丹利毛里裘斯投資控股有限公司[1][3]	289,375,848	5.87
其他股東[4]	1,272,449,316	25.79
合計	4,933,333,334	100.00%

(1) 這些股東和日本第一生命保險相互會社擁有的股份為非上市外資股。本公司已經獲得中國保監會和中國證監會批准，可以將該非上市外資股轉換成H股。詳見「業務 — 海外投資者」一節具體說明。

(2) 員工投資集合的參與人集體分別受益擁有新豪時發展和江南實業約98.15%和69.11%的股權。因此，員工投資集合的參與人集體通過新豪時發展和江南實業受益擁有本公司大約713,515,000股股份，約佔本公司發行股本總額的14.46%。參閱本節結束部份的詳細說明。

(3) 摩根士丹利毛里裘斯投資控股有限公司為摩根士丹利間接控股，是摩根士丹利添惠亞洲有限公司之關聯公司，後者是本公司H股於香港聯交所上市之聯席保薦人和香港承銷商。

(4) 任何該等股東單獨持股都不超過本公司發行在外股本的5%。

(5) 滙豐保險是滙豐銀行（本公司H股股票於香港聯交所上市的聯席保薦人和香港承銷商）的關聯公司。

(6) 高盛集團有限公司是高盛（亞洲）有限責任公司（本公司H股股票於香港聯交所上市的聯席保薦人和香港承銷商）的控股公司。

根據現行有效的報酬安排，本公司估計截至2004年12月31日止年度應付監事總待遇（包括實物補償）大約為人民幣130萬元。

員工與銷售代理人

截至2001年、2002年和2003年12月31日止各年度，本公司分別僱用大約26,880、34,390和36,030名員工。另外，截至2001年、2002年和2003年12月31日止各年度，本公司還分別與大約267,933、224,313和188,033名壽險銷售代理人簽訂了合同。

下表列出截至2003年12月31日本公司各業務部門的員工人數：

	員工	佔員工總數%
本公司員工		
集團	928	2.6%
平安壽險	21,164	58.7
平安產險	13,284	36.9
平安信託	46	0.1
平安證券	577	1.6
平安海外	31	0.1
合計	36,030	100.0%

本公司行使虛擬期權當年的累計收益超過了利潤比例限制，則將按比例減少每個計劃參與者的個人收益。

本計劃的有效期為5年。自本計劃由本公司股東批准日起的第五周年日或之後不能再授予任何長期獎勵。但是自批准日起的第五周年日之前授予的長期獎勵可延續到每個計劃參與者授權書上所指定的日期。

本公司薪酬委員會負責確保本計劃按照計劃條款實施。委員會是唯一可以全權修改或終止本計劃的機構，該修改內容或終止計劃不應影響計劃參與者在該修改或終止前已獲得的授予收益。

由於該計劃的應付收益來自行權當年本公司的淨利潤，所以本計劃無需預留基金。根據本計劃條款提取的任何資產應該在任何情況下是本公司的一部份，任何其他個人或團體對該提留資產均無利益關聯。未獲擔保的本公司債權人的受償順序將優於本計劃參與者。

倘由於資產、股份結構的合併、分拆、重組等類似原因而使本公司的股本結構發生變化，委員會可以相應調整本計劃中的虛擬期權授予數額和行權價。

參與本計劃不能視為未來繼續受僱於本公司的保證。本公司保留在任何時候與計劃參與者解除僱傭關係的權力。計劃參與者在某一年被授予虛擬期權並不能保證其在未來某年也被授予虛擬期權。

董事、監事和高級管理人員之報酬

本公司董事和監事同時為公司員工的，獲得報酬的方式為工資、津貼和實物補貼，包括公司向董事及監事提供的養老金計劃等。獨立非執行董事和獨立監事則只從本公司獲得袍金。本公司還同本公司的執行董事簽訂了服務合同。本公司2001年、2002年和2003年向本公司所有董事和監事支付的酬金總額分別為人民幣750萬元、2,210萬元和1,450萬元。

本公司2001年、2002年和2003年支付5位待遇最高之高級管理人員的總報酬額分別為人民幣2,360萬元、2,970萬元和2,730萬元。

除了上述披露之外，在截至2003年12月31日止3年中，本公司沒有向董事進行任何支付，也沒有應支付款項。

根據現行有效的報酬安排，本公司估計截至2004年12月31日止年度應付董事總待遇（包括實物補償）大約為人民幣1,100萬元。

高級管理人員長期獎勵計劃（虛擬期權計劃）

為了提升本公司的利潤和價值，並吸引、保留和激勵本公司高級管理人員和為本公司成功運營作出重要貢獻的關鍵員工，本公司股東於2004年4月20日通過了一項長期獎勵計劃，該計劃規定根據下列條款授予虛擬期權。

在長期獎勵計劃中，虛擬期權是指計劃參加者獲得自授予日起到行使日被授予H股的股價上漲之收益的權力。但在虛擬期權行使當年計劃參與者的累計收益不超過估計淨利潤的4.0%。

本計劃合格參與者是本公司、其分公司或薪酬委員會指定的任何其他實體（本公司至少擁有其50%的權益）的專職員工，至授予日至少在相關單位有一年工齡。公司員工擔任公司董監事的，有資格參加該計劃。

本計劃不授予員工真實的股票。所以，本公司股東的權益不會因為發行虛擬期權而被攤薄。虛擬期權將以單位數的形式發放，其中一個單位代表一H股。在本計劃的有效期內，所發放的虛擬期權數不會超過本公司已發行的H股的10%。

首次授予的虛擬期權將於本公司上市日生效。後續授予日將由薪酬委員會決定，但原則上每年授予。虛擬期權將由平安於可行權日行使。對於在平安全球發行上市時授予的虛擬期權，自授予日起的第三到第五周年日分三次各行使總授權數的三分之一。虛擬期權不可轉讓。

首次授予的虛擬期權等於本公司H股上市的價格。後續授予的虛擬期權的價格將取下列之較高者：(1)授予日香港聯交所每日報價單中所列的H股官方收盤價；和(2)授予日前5個交易日內香港聯交所每日報價單上所列的H股官方收盤平均價。

在行使虛擬期權時或在行權後儘快可行的情況下，計劃參與者將以現金形式獲得收益並交納相關稅金。該收益額是本公司為其行使的虛擬期權數和行權時H股市場價和行權價之差額的乘積。當

香港上市規則第8.17條和第19A.18條豁免

由於姚軍先生不具備香港上市規則第8.17條規定的資格，本公司已經委任並將在本招股書日期後至少三年期間繼續委任香港居民沈施加美女士為本公司的聯席秘書，其具有香港上市規則第8.17(2)條要求的專業知識和經驗。本公司已經向香港聯交所申請第8.17條和第19A.16條要求之上市日後三年的豁免期。三年豁免期到期時，本公司將重新評估姚軍先生的資格，以確定是否達到第8.17條規定的要求。

合資格會計師

陳卓然，43歲，是本公司合資格的會計師。陳先生任本公司副財務總監和平安壽險及平安產險董事。陳先生獲得澳洲Macquarie大學經濟學學士學位，主修會計學。大學畢業後，陳先生於1985年7月進入德勤會計師事務所擔任審計工作，負責向基金管理公司提供審計服務。在2002年10月加入本公司之前，陳先生曾在花旗銀行工作並曾出任DBS唯高達（香港）有限公司財務總監及財務董事之職。陳先生擁有超過18年的審計、會計和金融服務經驗。陳先生為香港會計師公會會員。

董事會附屬委員會

本公司根據香港上市規則附錄14規定的《最佳行動守則》設立了審計委員會。審計委員會的主要職責是審查並監督本公司財務報告的程序。審計委員會應由不參與本公司日常管理活動的三名董事組成，並應由本公司董事會任命。審計委員會目前由兩名獨立非執行董事鮑友德先生和鄺志強先生及另一名非執行董事Anthony Philip Hope先生組成。

本公司還設立了薪酬委員會，負責向董事會提出有關本公司首席執行官和其他執行官員報酬方面之建議。另外，薪酬委員會審核並評估公司高層管理人員的團隊績效表現，審核並批准高級管理人員的薪酬結構。薪酬委員會目前的成員有張永銳先生、鄺志強先生、鮑友德先生、高雷先生、張利華先生、 Henry Cornell先生和劉海峰先生。

本公司還設立了提名委員會，負責向董事會提名有關本公司董事會空缺侯選人員。提名委員會目前的成員有鮑友德先生、張永銳先生、鄺志強先生、馬明哲先生和孫建一先生。

管理委員會

本公司已經設立了相關的管理委員會，包括但不限於投資管理委員會、預算委員會和風險管理委員會，以及分別為平安壽險和平安產險設立了產品管理委員會，協助本公司的高級管理層對本公司的業務經營進行監督。

羅世禮：41歲，自2003年10月出任中國平安保險（集團）股份有限公司信息總監兼信息管理中心總經理。2002年到2003年出任公司數據中心總經理。從2001年到2002年，羅先生擔任中國平安保險股份有限公司系統開發中心高級顧問。在1993年到2001年羅先生分別在劍橋大學任研究員、在Olivetti研究實驗室任研究員工程師、在Olivetti和Oracle研究實驗室任高級研究員、在AT&T劍橋實驗室任高級研究員。羅先生於2002年6月加入本公司。羅先生獲得英國劍橋大學計算機科學博士學位。

公司秘書

姚軍：37歲，公司聯席秘書。自2003年9月加入本公司以來，姚先生還兼任本公司首席律師。姚先生曾任通商律師事務所合夥人。姚先生獲得北京大學法律碩士學位。

沈施加美：47歲，本公司聯席秘書。自1994年起沈女士擔任登捷時有限公司公司的秘書服務部董事。登捷時有限公司自2002年以來一直是成為卓佳集團和東亞銀行集團旗下成員。沈女士還是特許秘書及行政人員公會和香港公司秘書公會資深會員。沈女士現在還擔任香港聯交所另外一家上市公司的秘書。沈女士曾在一家國際會計師事務所公司的秘書部任職20多年，至今為許多上市公司客戶提供專業服務。

香港聯交所豁免

香港上市規則第8.12條和第19A.15條豁免

根據香港上市規則第8.12條和第19A.15條，發行人在香港至少應該有兩名執行董事通常居住在香港。由於本公司的經營活動基本上都在中國，本公司現在沒有及在可見將來也不會在香港具備足夠的管理層。本公司的大多數董事都居住在中國大陸。本公司將進行某些內部安排，與香港聯交所保持有效的聯絡，包括委任香港居民楊曉華（Yang Xiaohua）先生和沈施加美女士作為公司授權代表，隨時與香港聯交所保持聯絡，並根據香港上市規則19A.05(1)條的規定，在上市日後1年內繼續保留保薦人和聯席保薦人作為本公司與香港聯交所進行聯絡的主要溝通渠道。就此，本公司已向香港聯交所申請豁免第8.12條的要求，該規則要求本公司要在香港有足夠的管理人員。

1998年，邁爾先生是林肯國民的副總裁和國際戰略部部長。自1979年到1995年，邁爾先生還先後任林肯國民（英國）的總精算師、財務部長和投資部部長。邁爾先生於1999年9月加入本公司。邁爾先生獲得倫敦大學計算機科學碩士學位和劍橋大學數學碩士學位。

徐光中：57歲，2003年2月至今出任中國平安保險（集團）股份有限公司副總經理，2003年6月至今出任首席監察執行官。1995年到2003年，徐先生任中國平安保險股份有限公司總經理助理和總稽核。從1996年到1998年，還兼任平安信託投資公司的總經理。1994年到1995年，徐先生任中國平安保險公司北京分公司產險總經理。此前，徐先生還任華夏證券公司總經理，中國工商銀行信託投資公司總經理、中國工商銀行北京分行副行長。徐先生於1994年9月加入本公司。徐先生為吉林財貿學院財政金融本科畢業。

吳冠新：39歲，2003年8月至今出任中國平安保險（集團）股份有限公司副總經理兼首席稽核執行官。吳先生於2003年3月加入本公司。2001年到2003年，任聯合保健亞洲有限公司的首席執行官。1999年到2001年，歷任友邦聯合保健公司的首席財務及營運執行官。1994年到1999年，歷任安盛保險有限公司（香港）的首席財務執行官和財務董事。1986年到1994年，為AIG亞太地區內部稽核區域經理。吳先生於2003年3月加入本公司。吳先生為美國壽險協會的資深會員。

陳克祥：46歲，2003年2月至今出任中國平安保險（集團）股份有限公司總經理助理、2002年6月至今出任董事會秘書長、2002年6月至今出任集團辦公室主任。陳先生在1999年到2002年之間出任平安信託投資公司的副總經理、總經理。1996年到1999年，陳先生出任公司辦公室副主任。從1995年到1996年，陳先生出任平安大廈管理公司總經理。陳先生於1992年12月加入本公司。陳先生獲得中南財經政法大學金融學碩士學位。

任滙川：34歲，2004年2月至今出任中國平安保險（集團）股份有限公司總經理助理、2003年2月至今出任財務總監。從2002年到2003年，任先生在中國平安財產保險股份有限公司擔任副總經理。1992年到2002年，任先生在中國平安保險股份有限公司產險工作，最終職位是協理，其間，1999年任集團公司發展改革中心主任助理。任先生於1992年11月加入本公司。任先生獲得哈爾濱船舶工程學院計算機應用學士學位。

葉黎成：59歲，自2002年9月出任平安證券有限責任公司總經理兼首席執行官。1996年到2002年，葉先生在DBS唯高達香港有限公司擔任首席執行官。葉先生在1971年到1996年之間擔任新鴻基公司的執行董事。葉先生於2002年9月加入本公司。

險股份有限公司人力資源總監。從1995年到2001年，顧先生歷任聯合利華與上海市糖業煙酒（集團）有限公司合資的上海文德堡股份有限公司副董事長和總經理、聯合利華HPC中國區人事董事。顧先生獲得臺灣輔仁大學教育心理學學士學位。

楊文斌：47歲，自2003年8月出任中國平安保險（集團）股份有限公司副總經理兼首席投資執行官。楊先生於2003年7月加入本公司，從2000年到2003年，楊先生曾出任美國安泰人壽保險公司（日本東京）常務董事兼首席投資執行官，後安泰公司日本分公司經收購成為美國萬通人壽保險公司（日本東京）。1998年到1999年，任安泰國際公司大中華地區首席投資執行官。1994年到1998年，在日本野村資產管理（香港）公司工作，最終職位是首席投資執行官兼聯席常務董事。楊先生獲得芝加哥大學工商管理碩士學位。

曹實凡：48歲，2004年3月出任中國平安財產保險股份有限公司董事長、2002年12月出任該公司總經理兼首席執行官至今。1997年6月到2002年12月，任本公司總經理助理、副總經理。1997年2月到6月，產險協理。1994年到1997年，中國平安保險公司南京分公司產險總經理。1991年到1994年，中國平安保險公司組織人事部總經理。曹先生於1991年12月加入本公司。曹先生獲得中南財經政法大學貨幣銀行學碩士學位。

梁家駒：56歲，自2004年1月出任中國平安人壽保險股份有限公司董事長兼首席執行官。梁先生於2004年1月加入本公司。1996年到2003年在英國保誠集團工作，為該公司大中華區執行總裁。從1989年到1996年，梁先生在臺灣南山人壽工作，最終職位是該公司的總經理。1975年到1989年，在美國友邦保險公司工作，最終職位是該公司的副總經理。梁先生獲得香港中文大學理學學士學位。

徐建軍：52歲，自2002年4月出任中國平安保險（集團）股份有限公司副總經理。從2002年到2003年，徐先生還兼任平安信託投資有限責任公司的總經理。2000年到2002年任中國平安保險（集團）股份有限公司總經理助理。1999年到2000年，徐先生任中國平安保險股份有限公司投資管理中心主任。此前，徐先生還曾在上海市財政局擔任分局局長，在上海國際信託公司任副總經理兼總經濟師、在華安基金管理公司任董事長。徐先生於1999年12月加入本公司。徐先生的學歷是復旦大學經濟學本科。

斯蒂芬·邁爾：61歲，2003年2月至今出任中國平安保險（集團）股份有限公司副總經理兼首席精算執行官。1999年到2003年，邁爾先生任中國平安保險股份有限公司的總精算師。1995年到

其他高級管理人員

下表列出了有關其他高級管理人員的部份信息。

姓名	年齡	職務
張子欣 (CHEUNG Chi Yan Louis)	40	總經理兼首席財務執行官
王利平 (WANG Liping)	47	副總經理
顧敏慎 (KU Min-shen)	47	副總經理兼首席人力資源執行官
楊文斌 (YOUNG Wen Binn)	47	副總經理兼首席投資執行官
曹實凡 (CAO Shifan)	48	平安產險董事長、總經理兼首席執行官
梁家駒 (LEUNG Ka Kui Dominic)	56	平安壽險董事長兼首席執行官
徐建軍 (XU Jianjun)	52	副總經理
斯蒂芬·邁爾 (Stephen Thomas MELDRUM)	61	副總經理兼首席精算執行官
徐光中 (XU Guangzhong)	57	副總經理兼首席監察執行官
吳冠新 (NG Koon Sun)	39	副總經理兼首席稽核執行官
陳克祥 (CHEN Kexiang)	46	總經理助理、董事會秘書長兼集團辦公室主任
任滙川 (REN Huichuan)	34	總經理助理兼財務總監
葉黎成 (YIP Lai Shing)	59	平安證券總經理兼首席執行官
羅世禮 (LO Sai Lai)	41	信息總監兼信息管理中心總經理

張子欣：40歲，2003年10月和2003年2月分別出任中國平安保險（集團）股份有限公司總經理和首席財務執行官至今。自2000年2月加入平安保險後，張先生歷任公司董事長高級顧問、首席信息執行官、副總經理、首席財務執行官。此前，張先生從1993到2000年任麥肯錫公司管理顧問，後來成為全球合夥人，主要為亞洲各國金融機構提供咨詢服務。張先生獲得英國劍橋大學資訊科技博士學位。

王利平：47歲，自2004年1月出任中國平安保險（集團）股份有限公司副總經理。王女士是深圳市人大代表。2002年到2004年，任中國平安人壽保險股份有限公司董事長兼首席執行官。1998年到2002年，歷任集團總經理助理及副總經理。1995年到1997年，先後任平安壽險管理本部總經理和壽險協理。1994年到1995年，任平安保險公司證券部總經理。王女士於1989年6月加入本公司。王女士獲得南開大學貨幣銀行學碩士學位。

顧敏慎：47歲，自2003年2月出任中國平安保險（集團）股份有限公司副總經理兼首席人力資源執行官。顧先生於2001年5月加入本公司，從2001年6月到2003年2月，顧先生任中國平安保

政府副秘書長（分管財政、金融、房地產、稅務），交通銀行大連分行管委會主任、大連市證券管理辦公室主任，大連市金融管理辦公室主任，大連市扶貧資金管理委員會主任，大連市商業銀行董事長。

陳尚武：70歲，自1994年8月出任本公司獨立監事。在1997年前，陳先生曾出任深圳招商石油化工有限公司總工程師。退休後，陳先生曾任深圳協通實業發展公司董事會辦公室主任。

段偉紅：35歲，自2003年5月出任本公司監事。段女士自1996年以來任天津泰鴻投資集團公司董事長。段女士獲得南京理工大學學士學位。

周福林：42歲，自2003年5月出任本公司監事。周先生還兼任北京沃和賽騰網絡技術有限公司副總裁兼財務總監。在此之前，周先生是北京沃和科技開發有限公司總裁。

陳波海：27歲，自2003年5月出任本公司監事。陳先生現任深圳市德利星投資發展有限公司投資部經理。陳先生曾就讀廣東外語外貿大學。

宋連坤：66歲，自2003年5月出任本公司監事。宋先生曾兼任本公司副總經理、黨委副書記兼工會主席。在此之前，宋先生曾任青島遠洋運輸公司副總經理。宋先生畢業於大連海事大學航海系本科。

何沛泉：69歲，自1997年4月出任本公司監事。自1988年3月本公司成立到1998年5月，何先生出任公司副總經理兼總稽核。從1984年到1992年，何先生還曾出任中國工商銀行深圳信託投資公司副總經理、總經理。

何實：39歲，自2003年5月出任公司監事。何先生於2002年擔任本公司人力資源部總經理。此前曾任本公司海南分公司副總經理、產險人事行政部總經理。何先生於1991年9月加入本公司。何先生為中國社會科學院貨幣銀行學研究生畢業。

張永銳：54歲，自2003年5月出任公司獨立非執行董事。張先生還兼任數家香港上市公司獨立董事。張先生為執業律師及胡關李羅律師事務所合夥人。除此之外，張先生還兼任香港公開大學校董和行政委員會委員、香港律師公會大陸法律事務委員會副主任。張先生獲得澳洲新南威爾士大學商科會計學學士學位，並為澳洲會計師公會會員。

競爭利益

Anthony Philip Hope先生是本公司的非執行董事，同時兼任滙豐壽險（國際）有限公司、滙豐醫療保險有限公司和滙豐保險（亞洲）有限責任公司的董事，上述公司經香港保險管理局授權在香港分別從事長期保險業務、財產保險和綜合保險業務。

隨著平安香港經香港保險管理局授權在香港從事財產保險業務，滙豐醫療保險有限公司和滙豐保險（亞洲）有限責任公司授權經營的有關保險業務在一定程度上與平安香港的業務出現重疊，因此可能構成競爭關係。

但是除了本招股書中所進行的披露外，本公司的董事不存在任何競爭利益，不可能與本集團的業務構成直接或間接競爭。

監事

下表列出了有關本公司監事的部份信息：

姓名	年齡	職位
肖少聯 (XIAO Shaolian)	70	獨立監事
孫福信 (SUN Fuxin)	65	獨立監事
陳尚武 (CHEN Shangwu)	70	獨立監事
段偉紅 (DUAN Weihong)	35	監事
周福林 (ZHOU Fulin)	42	監事
陳波海 (CHEN Bohai)	27	監事
宋連坤 (SONG Liankun)	66	監事
何沛泉 (HE Peiquan)	69	監事
何實 (HE Shi)	39	監事

肖少聯：70歲，自1994年8月和2003年5月分別出任公司獨立監事和本公司監事會主席至今。肖先生現任深圳發展銀行監事會主席。1994年之前，肖先生曾任中國人民銀行深圳分行副行長兼深圳市國家外匯管理局副局長。

孫福信：65歲，自2003年5月出任公司獨立監事。孫先生現任天一投資擔保公司董事長、大連信譽評級委員會副主任。在2003年4月退休前，孫先生歷任中國工商銀行大連分行副行長，大連市

林麗君：41歲，自2003年5月出任公司非執行董事。林女士自2000年以來出任新豪時投資發展有限公司董事長。此前，林女士在1997年到2000年之間曾任本公司產險人力資源部副總經理。林女士獲得華南師範大學中文學士學位。

樊剛：49歲，自2003年5月出任公司非執行董事。樊先生還兼任深圳市江南實業發展有限公司董事。樊先生自2002年以來擔任本公司董事長辦公室主任。樊先生於1988年加入本公司。在1998年到2000年期間任中國平安保險股份有限公司深圳分公司（產險）總經理。此前，樊先生曾任本公司保險管理委員會副主任。樊先生是湖北大學歷史學專科畢業。

竇文偉：38歲，自2003年5月出任公司非執行董事。竇先生還任深圳市江南實業發展有限公司董事，竇先生於2002年起擔任本公司法律室主任。竇先生獲得吉林大學中國民法學碩士學位。

石聿新：49歲，自2003年10月出任公司非執行董事。自1992年12月，石先生為武漢武新實業有限公司董事總經理。石先生亦為武漢大鵬有限公司董事長。石先生獲得武漢大學法律碩士學位。

胡愛民：55歲，自2004年3月出任公司非執行董事。胡先生自2003年4月及2003年6月起，分別出任香港深業（集團）有限公司及深圳市深業投資開發有限公司董事長。在此之前，胡先生曾任深圳市人民政府秘書長兼辦公廳主任。胡先生獲得湖南大學管理學碩士學位。

獨立非執行董事

鮑友德：72歲，自1995年9月出任公司獨立非執行董事。1999年退休之前，鮑先生是上海國際信託投資公司副董事長兼總經理。1987年，鮑先生當選為中國共產黨第13次全國人民代表大會代表。在1988年和1993年，鮑先生曾兩次當選上海市人民代表大會代表。鮑先生早年畢業於上海財經大學會計專業。

鄺志強：54歲，自2003年5月出任公司獨立非執行董事。鄺先生還兼任中遠太平洋和中遠國際控股有限公司執行董事及多家香港上市公司的獨立非執行董事。從1984到1998年，鄺先生曾為羅兵咸會計師事務所合夥人。鄺先生還是香港政府中央政策委員會顧問和香港聯交所獨立理事。鄺先生獲得香港大學學士學位。鄺先生為英國特許會計師公會資深會員。

有限責任公司董事長。在加入本公司之前，孫先生曾任中國人民銀行武漢分行辦事處主任、中國人民保險公司武漢分公司副總經理、武漢證券公司總經理。孫先生是中南財經政法大學金融學大專畢業。

非執行董事

李黑虎：58歲，自1999年10月出任公司副董事長。自1998年以來任深圳市投資管理公司董事局主席。此前，李先生是深圳國有資產管理辦公室主任。李先生於蘭州大學經濟學本科畢業。

高雷：44歲，自2001年4月出任公司非執行董事。高先生現任深圳市投資管理公司總經濟師。此前，高先生曾任深圳發展銀行行長助理和深圳發展銀行廣州分行行長。高先生獲得西安交通大學貨幣銀行學碩士學位。

黃建平：44歲，自2002年5月出任公司非執行董事。黃先生自2001年出任深圳市投資管理公司計劃財務部副部長。黃先生於深圳大學財政金融系大專畢業。

劉海峰：34歲，自2002年5月出任公司非執行董事。劉先生是摩根士丹利的執行董事兼摩根士丹利亞洲直接投資部主管。在過去的11年中，劉先生積極參與領導了摩根士丹利的眾多直接投資項目。除平安保險外，劉先生是蒙牛乳業、斯米克控股有限公司、上海斯米克建築陶瓷有限公司的董事並曾任南孚電池控股有限公司的董事，劉先生畢業於美國哥倫比亞大學，獲電子工程最高榮譽理學學士學位。

Henry CORNELL：48歲，自1998年10月出任公司非執行董事。CORNELL先生現任高盛公司董事總經理，獲得Grinnell大學文學學士學位和紐約大學法學院法律博士學位。

林友鋒：33歲，自2002年10月出任公司非執行董事。林先生為寶華集團有限公司執行董事。林先生獲得香港城市大學財務榮譽理學士，亦為特許公認會計師公會的資深會員。

張利華：57歲，自2002年10月出任公司非執行董事。張先生自2001年以來任武漢華創企業管理咨詢有限公司董事總經理。此前，張先生曾任創百利有限公司經理。張先生獲得加拿大McMaster大學學士學位。

Anthony Philip HOPE：57歲，自2002年11月出任公司非執行董事。1987年，HOPE先生任滙豐保險控股有限公司董事長，並於1996年兼任滙豐控股有限公司集團保險總經理。

葉迪奇：57歲，自2002年11月出任公司非執行董事。葉先生1965年加入滙豐銀行，先後在不同的部門工作。葉先生曾負責香港個人金融業務。自2003年1月以來，出任滙豐銀行中國業務總裁。葉先生獲得香港大學工商管理學碩士學位。

本公司的非執行董事還與執行董事一起參與並負責聘請公司高級管理人員。另外，本公司的非執行董事還參加公司董事會各附屬委員會。參閱「— 董事會附屬委員會」。

本公司的非執行董事（獨立非執行董事除外）由本公司的股東根據公司章程向董事會提名。下表為本公司非執行董事及非執行董事所代表的相應股東名稱。

股東	非執行董事
深圳市投資管理公司	李黑虎先生
	高雷先生
	黃建平先生
滙豐保險	Anthony Philip Hope 先生
	葉迪奇先生
江南實業發展有限公司	樊剛先生
	竇文偉先生
新豪時投資發展有限公司	林麗君女士
源信行投資有限公司	張利華先生
深圳市深業投資開發有限公司	胡愛民先生
高盛集團有限公司	Henry Cornell 先生
寶華集團有限公司	林友鋒先生
摩根士丹利毛里裘斯投資控股有限公司	劉海峰先生
武漢武新實業有限公司	石聿新先生

執行董事

馬明哲：48歲，1994年7月和2001年4月分別出任公司董事長和首席執行官至今。馬先生是全國政治協商委員會委員。自1988年3月平安保險公司成立以來，歷任公司總裁、董事、董事長等不同職務。此前，馬先生為招商局蛇口工業區社會保險公司副經理。馬先生獲得中南財經政法大學（原中南財經大學）貨幣銀行學博士學位。

孫建一：51歲，1994年10月和2003年2月分別出任中國平安保險（集團）股份有限公司常務副總經理和副首席執行官至今。1995年3月，孫先生被任命為公司董事。自1990年7月加入平安保險公司後，先後任管理本部總經理、公司副總經理和常務副總經理等職務，現還兼任平安信託投資

監事會的職能和權力包括但不限於：

- 核對由董事會準備的、將送交股東大會審閱的公司財務報表和其它財務資料；
- 監督董事、首席執行官和其他高級管理人員的行為，以防止他們在履行公司義務過程中違反法律法規或本公司章程或以其他方式損害公司利益。

董事、監事和高級管理層

下表列出了本公司董事的某些相關信息。各董事、監事和高級管理層的業務地址是：中國深圳市八卦三路平安大廈，郵政編碼：518029。

姓名	年齡	職位
馬明哲 (MA Mingzhe)	48	董事長兼首席執行官
李黑虎 (LI Heihu)	58	副董事長
孫建一 (SUN Jianyi)	51	執行董事兼常務副總經理、副首席執行官兼平安信託董事長
高雷 (GAO Lei)	44	董事
黃建平 (HUANG Jianping)	44	董事
劉海峰 (LIU Haifeng David)	34	董事
Henry CORNELL	48	董事
林友鋒 (LIN Yu Fen)	33	董事
張利華 (CHEUNG Lee Wah)	57	董事
Anthony Philip HOPE	57	董事
葉迪奇 (Dicky Peter YIP)	57	董事
林麗君 (LIN Lijun)	41	董事
樊剛 (FAN Gang)	49	董事
竇文偉 (DOU Wenwei)	38	董事
鮑友德 (BAO Youde)	72	獨立非執行董事
鄺志強 (KWONG Che Keung Gordon)	54	獨立非執行董事
張永銳 (CHEUNG Wing Yui)	54	獨立非執行董事
石聿新 (SHI Yuxin)	49	董事
胡愛民 (HU Aimin)	55	董事

根據2003年5月16日本公司股東大會決議，本公司的董事由執行董事、非執行董事和獨立非執行董事組成。由於馬明哲先生和孫建一先生在截至2003年12月31日的三年期間及其後期間全面獨立負責本公司的業務經營管理工作，故此他們為相關期間行使執行職能的僅有兩名董事。

本公司的非執行董事參與監督本公司董事會期間的各項管理工作。本公司的非執行董事與執行董事一起承擔的責任包括但不限於審查和制定公司的年度預算、經營業績和紅利支付計劃。而且，

概述

本公司的董事任期為3年，可通過再次當選及／或再次任命方式連任。

本公司董事會的職能和權力主要包括：

(a) 召開股東會議，在該股東會議上向股東報告自己的工作；

(b) 實施股東大會決議；

(c) 制定本公司的業務計劃和投資建議；

(d) 制定年度財務預算和決算賬目議案；

(e) 制訂本公司利潤分配計劃和虧損彌補計劃；

(f) 提出本公司增加或減少註冊資本、發行公司債券的議案；

(g) 制定合併和分立或解散的方案；

(h) 決定設立內部管理部門；

(i) 任命或罷免首席執行官，根據首席執行官的提議任命或罷免董事會秘書、首席運營執行官、首席財務執行官和執行委員會主要成員等其它高級管理人員，並決定上述人員的報酬；

(j) 制定基本管理制度；

(k) 制定任何修改公司章程的議案；

(l) 聽取首席執行官定期工作進度報告；及

(m) 行使法律、法規、股東大會和公司章程授予或授權的任何其他權力。

除了上面的(f)款、(g)款和(k)款需要三分之二以上的董事（包括參加有關會議的股東持有股票代表的三分之二以上表決權）投贊成票通過以外，其它條款涉及的決議只需超過半數的董事投贊成票即可通過。

中國公司法要求股份有限責任公司必須建立監事會。監事會負責監督公司財務及監督董事會和管理人員的行為。本公司的監事會由九名監事組成。根據本公司的公司章程，必須有至少三分之一的監事是由公司員工選出的員工代表。其它的監事會成員必須由股東在股東大會上任命。監事會中一名成員為監事會主席。監事會成員不可以是本公司的董事、首席執行官和其他高級管理人員。監事會成員任期為三年，可通過再次當選或再次任命方式連任。

符合法規要求

下表説明截至所顯示日期從本招股書附錄一説明的會計師報告中抽取的本公司經營方面的某些財務信息：

	截至2003年12月31日年度 （人民幣百萬元，百分比除外）
法定保證金	1,200
未到期責任準備金	5,781
壽險責任準備金	159,945
未決賠款準備金	4,817
保險保障基金	711
法定公積金[(1)]	1,124
法定公益金	487
償付能力充足率：	
平安人壽[(2)]	109.4%
平安財產[(2)]	177.8%

(1) 從管理報表摘取的財務信息

(2) 從本公司法定償付能力報表摘取

截至2003年12月31日，本公司的法定保證金、未到期責任準備金、壽險責任準備金、未決賠款準備金、保險保障基金、法定公積金和法定公益金均達到有關監管要求。

本公司管理層確認，根據本公司中國法律顧問通商律師事務所的建議，除非是「風險因素 — 與中國保險業有關的風險 — 本公司的所有代理人都需要從中國保監會獲得資格證書，並需要在中國工商行政管理總局各地方分局註冊；倘監管機關決定執行這些資格和登記要求，則可能對本公司的業務造成重大不利影響」、「風險因素 — 與本公司整體業務有關的風險 — 本公司擁有的某些物業沒有產權證書」、「風險因素 — 與本公司整體業務有關的風險 — 中國監管機關未來進行定期檢查可能引致罰款、其他處罰或行動，對本公司的業務、財務狀況、經營業績及聲譽可能產生重大不利影響」和「風險因素 — 與本公司整體業務有關的風險 — 本公司可能因資金運用方式不符合《中華人民共和國保險法》及中國保監會法規規定的有關限制或超出其允許的限制而受到行政制裁、罰款及其它處罰」各節説明的例外情況，本公司於所有重大方面符合上述所有相關監管要求。

其註冊資本的組成部份。經中國銀監會批准，信託投資公司可以從事人民幣和外匯業務及公益信託業務。未經中國銀監會批准，任何實體或個人都不得從事信託業務，且任何業務實體都不可以在名稱中使用「信託投資」。

證券業務

1998年6月之前，中國證券公司受兩層監管體制監管，證券公司由人民銀行和中國證監會共同監管。1998年6月以後，證券公司只受中國證監會監管。中國證券業協會、證券交易所和其他行業自律組織負責各自會員的自律。

證券公司分為兩種不同的類型：綜合類證券公司和經紀類證券公司。綜合類證券公司的註冊資本至少為人民幣5億元，主要可以從事證券經紀服務、證券自營業務和承銷業務。證券經紀公司的註冊資本至少為人民幣5,000萬元，只能從事證券經紀業務。

財務風險控制

- 綜合類證券公司的淨資本至少為人民幣2億元。撥付各分公司或證券營業部的總運營資本不得超過其註冊資本的40%。

- 經紀類證券公司的淨資本至少為人民幣2,000萬元。撥付各分公司或證券營業部的總運營資本不得超過其註冊資本的80%。

- 流動資產餘額不得少於流動負債餘額（不包括客戶交存的交易結算資金和受託投資管理的資金）。

- 綜合類證券公司的對外負債（不包括客戶交存的交易結算資金和受託投資管理的資金）不得超過淨資產的9倍。

- 經紀類證券公司的對外負債（不包括客戶交存的交易結算資金）不得超過淨資產的3倍。

證券業從業人員的資格

從事證券行業的高級管理人員和從業人員必須符合《證券經營機構高級管理人員任職資格管理暫行辦法》和《證券業從業人員資格管理辦法》的有關要求。

禁止外資保險公司從事的活動

外資保險公司不能經營汽車第三者責任險、公共汽車和其他商業運載工具駕駛員及運營者責任險業務。

與保險相關的法規之近期發展

除了2004年6月15日實施的《保險公司管理規定》和《外資保險公司管理條例實施細則》之外，《企業年金基金管理試行辦法》及《保險資產管理公司管理暫行規定》分別於2004年5月1日及2004年6月1日實施。

《企業年金基金管理試行辦法》對企業年金基金的受托管理、賬戶管理、托管以及投資管理等方面作出規定。根據該規定，符合一定條件，並經有關部門批准後，保險公司可以成為受托人，保險資產管理公司可以成為投資管理人。

《保險資產管理公司管理暫行規定》對保險資產管理公司的設立、變更、終止、經營範圍、經營規則、風險控制和監督管理等方面作出規定。根據該規定，保險公司或保險控股（集團）公司在符合一定條件的前提下，可以申請設立保險資產管理公司，但需要取得批准。

根據《保險資產管理公司管理暫行規定》，保險資產管理公司可以經營以下業務：

- 受托管理運用其股東的人民幣、外幣保險資金；
- 受托管理運用其股東控制的保險公司的資金；
- 管理運用自有人民幣、外幣資金；及
- 中國保監會和國務院其他部門批准的其他業務。

信託業務

截至2003年4月28日，由中國人民銀行負責中國信託業務的監管。從2003年4月28日以後，中國銀行業監督管理委員會（中國銀監會）接管負責中國信託業務的監管。從1999年開始，中國的信託投資公司根據中國人民銀行的資格審查，重新進行登記註冊。中國現行有關信託投資公司的法律法規主要包括《中華人民共和國信託法》和《信託投資公司管理辦法》。信託投資公司的註冊資本不得低於人民幣3億元。信託投資公司從事外匯業務的，須有不少於折合1,500萬美元的外匯作為

法定再保險的範圍

自中國2001年12月入世以來，保險公司必須向一家指定的中國再保險公司進行20%的法定再保險。作為中國加入世界貿易組織有關保險行業承諾的組成部份，中國同意逐步降低並最終取消該法定再保險要求，具體步驟如下：

- 2002年12月，法定再保險的比例降至15%；
- 2003年12月，法定再保險的比例降至10%；
- 2004年12月，法定再保險的比例降至5%；及
- 2005年12月，無法定再保險要求。

外資保險公司

根據於2004年6月15日生效的《外資保險公司管理條例實施細則》及《外資保險公司管理條例》，經中國保監會批准，外國保險公司可以在中國境內設立外資保險公司，包括合資保險公司、獨資保險公司或分公司。

申請設立外資保險公司的外國保險公司，應具備下列條件：

- 經營保險業務30年以上；
- 在中國境內已設立代表機構兩年以上；
- 提出設立申請前1年年末總資產不少於50億美元；
- 受到所在國家或地區的完善及有效的保險監管制度的監管；
- 符合所在國家或地區償付能力標準；
- 所在國家或地區有關主管當局同意其申請；及
- 中國保監會規定的其他審慎性條件。

合資保險公司、獨資保險公司以最低註冊資本人民幣2億元設立的，在其住所地外的各省、自治區、直轄市首次申請設立分公司，應該增加不少於人民幣2千萬元的註冊資本。合資保險公司、獨資保險公司註冊資本達到人民幣5億元，在達到償付能力要求的情況下，設立分公司不需要增加註冊資本。

外資持股限制

自中國2001年12月11日加入世界貿易組織以來，允許外國財產保險公司在中國設立分公司或合資公司，合資公司外資股比可以達到51%。目前，允許外國財產保險公司在中國設立全資子公司。自中國加入世界貿易組織以來，允許外國壽險公司在中國設立合資公司，外資股比不超過50%，外方可以自由選擇合資夥伴。合資企業投資方可以自由訂立合資條款，只要它們在減讓表所作承諾範圍內。

自入世以來，合資保險經紀公司外資股比可以達到50%，允許參加大型商業保險、再保險、國際海運、航空和貨運運輸保險經紀業務。2004年12月前，將允許外資股比達到51%。2006年12月前，將允許設立全資外資子公司，並逐步取消地域限制。

地域限制

自中國入世以來，已允許外國壽險公司、財產保險公司在北京、成都、重慶、大連、東莞、佛山、福州、廣州、海口、江門、寧波、上海、瀋陽、深圳、蘇州、天津、武漢和在廈門提供服務。2004年12月前，將允許外國保險公司在中國展開業務，取消地域限制。

業務範圍

自中國入世以來，允許外國非壽險公司從事沒有地域限制的「統括保單」(一個綜合保單包括其在不同地區的各種財產或負債) 業務和大型商業險保險。並允許外國非壽險公司向境外企業提供非壽險服務、向在中國的外商投資企業提供財產險、與之相關的責任險和信用險服務。從2003年12月11日開始，允許外國非壽險公司向中國和外國客戶提供全面的非壽險服務。

自中國入世以來，允許外國保險公司向外國人和中國公民提供個人 (非團體) 壽險服務。2004年12月前，將允許外國保險公司向中國公民和外國人提供健康險、團體險和養老金／年金險服務。

自中國入世以來，允許外國 (再) 保險公司以分公司、合資公司或獨資子公司的形式提供壽險和財產險的再保險業務，且沒有地域限制或發放營業許可的數量限制。

主題內容	中國的承諾
地域限制	• 加入時，允許外國保險公司及保險經紀公司在上海、廣州、大連、深圳、佛山提供服務 • 中國加入後兩年內，允許外國壽險公司、非壽險公司及保險經紀公司在北京、成都、重慶、福州、寧波、瀋陽、蘇州、天津、武漢和廈門提供服務 • 中國加入後三年內，取消地域限制
業務範圍	**非壽險保險公司** • 加入時，允許外國非壽險公司提供沒有地域限制的「統括保單」和大型商業險保險 • 加入時，允許外國非壽險公司向境外企業提供保險，並向在中國的外商投資企業提供財產險、相關責任險和信用險 • 中國加入後兩年內，允許外國非壽險公司向中國和外國客戶提供全面的非壽險服務 **壽險保險公司** • 允許外國保險公司向外國人和中國公民提供個人（非團體）險服務 • 中國加入後三年內，允許外國保險公司向中國公民和外國人提供健康險、團體險和養老金／年金險 **保險經紀公司** • 允許外國保險經紀公司不遜於中國保險經紀公司、並以不低於中國保險經紀公司的條件提供「統括保單業務」，條件與中國經紀公司相同 **再保險** • 加入時，允許外國保險公司分公司、合資公司或獨資子公司的形式提供壽險和非壽險的再保險業務，且沒有地域限制或發放營業許可的數量限制

中國加入世界貿易組織對保險行業的主要承諾

中國加入世界貿易組織所做的承諾簡要説明如下：

主題內容	中國的承諾
外資持股限制	**非壽險保險公司** • 自加入WTO時起，將允許外國非壽險公司在中國設立分公司或合資公司，合資公司外資股比可以達到51% • 合資企業投資方可以自由訂立合資條款，只要它們在減讓表所作承諾範圍內 • 加入後兩年內，允許外國非壽險公司設立獨資子公司 **壽險保險公司** • 自加入WTO時起，允許外國壽險保險公司在合資企業股比達到50% • 合資企業投資方可以自由訂立合資條款，只要它們在減讓表所作承諾範圍內 **保險經紀公司** • 可以從事大型商業風險的保險和再保險經紀業務，及國際海運、航空及貨保險和再保險經紀業務 • 自加入時起，合資保險經紀公司外資股比可以達到50% • 中國加入後三年內，外資股比可以達到51% • 加入後五年內，允許設立外資獨資子公司

的個人保險代理人基本上都獲得了相關的資格證書。本公司正在向其他分公司沒有資格的個人保險代理人提供培訓並組織該等代理人參加保險代理人資格考試。

個人保險代理人還需要在當地工商行政管理局登記並獲取營業執照。個人保險代理人的業務範圍限於保險產品的營銷活動和收取保費等代理服務。個人保險代理人不得從事企業財產保險和團體保險業務。個人保險代理人也不得簽發保單。從事任何保險業務活動的個人保險代理人不得同時為兩個或兩個以上的保險公司服務。

專業保險代理人

專業保險代理人必須擁有中國保監會規定的資格，從中國保監會獲得保險代理業務許可證，在有關工商管理局登記並領取營業執照，並存放保證金或獲得專業責任保險。專業保險代理人可以出售保險產品、收取保費、進行損失勘查並代理保險公司處理索賠。

兼業代理機構

兼業代理機構必須獲得中國保監會資格認可，必須獲得保險兼業代理許可證。建立代理關係之後，保險公司須確認兼業代理機構擁有兼業代理機構許可證。未經中國保監會批准，保險公司不得指定兼業代理機構簽發保單。

再保險要求

根據中國保險法，保險公司對單一保險事件引起的最高賠償責任不得超過保險公司實收資本金加公積金總和的 10%。超過上述 10% 限額的部份，須進行再保險。

再保險業務限制

根據《中華人民共和國保險法》和《保險公司管理規定》，尋求再保險的保險公司必須優先考慮中國境內的再保險公司。

- 參加再保險經紀業務；
- 就損害預防、風險評估或風險管理向受託人提供咨詢服務；及
- 中國保監會批准的其他保險業務。

保險代理人

保險代理人是保險公司委託代表其在授權範圍內銷售保險產品並向保險公司收取佣金的實體或個人。保險代理人包括個人保險代理人、專業保險代理人和兼業代理機構。保險公司不得聘用未經中國保監會認可的機構或個人保險代理人。

根據中國保險法的有關要求，在聘用代理人服務時，保險公司必須簽訂代理協議，該代理協議必須按照法律要求具體規定協議雙方的權利和義務，並規定與代理關係有關的其他事項。

根據中國保險法的有關要求，保險公司必須對保險代理人在根據代理協議進行保險業務活動中的行為負責。即使代理人超出代理範圍，只要投保人有理由相信該代理人是在授權的範圍內行事，保險公司也要對代理人的行為承擔保險責任。但是，保險公司可以對超出授權範圍行事的代理人進行起訴。

個人保險代理人

根據《保險代理人管理規定（試行）》，為了從事保險代理業務，個人申請人必須持有資格證書，與保險公司簽訂保險代理協議和持有該保險公司簽發的展業證書，並通過保險公司將該材料交中國保監會當地派出機構備案。本公司過去曾向沒有資格證書的若干個人保險代理人簽發了展業證書，這種做法違反了《保險代理人管理規定（試行）》。截至2003年12月31日，本公司有大約28%的個人保險代理人還未獲得該證書。本公司認為，就沒有資格證書而言，中國保監會目前對保險公司或其個人保險代理人尚未採取任何行動。請參閱「風險因素 — 與中國保險業有關的風險 — 本公司的所有代理人都需要從中國保監會獲得資格證書，並需要在中國國家工商行政管理總局各地方分局註冊為商業實體；倘監管機關決定執行這些資格和登記要求，則可能對本公司的業務造成重大不利影響」。另外，中國保監會於2003年1月頒佈了一項法規，規定各地保監局可以靈活決定實施個人保險代理人資格要求的最後期限。2004年5月，中國保監會頒發了通知，要求保險公司採取有效措施執行有關資格要求。上海保監局已經嚴格要求執行個人保險代理人資格要求，本公司於上海

倘一個股東直接持有或受益持有保險公司的總股份（包括該H股持有人關聯方擁有或受益擁有的股份）超過該保險公司總資本金的10%，則需要首先獲得中國保監會的批准。

根據於2004年6月15日實施的《保險公司管理規定》，除中國保監會批准的保險控股公司或者保險公司外，單個企業法人或其他組織（包括其關聯方）投資保險公司的，持有的股份不得超過保險公司股份總額的20%。保險公司股東之間具有關聯關係的，保險公司應當向中國保監會書面報告。

境外金融機構，經中國保監會批准，可以向保險公司投資入股。全部境外股東參股比例應當低於保險公司股份總額的25%。全部境外股東投資比例佔保險公司股份總額25%以上的，適用外資保險公司管理的有關規定。境外股東投資上市保險公司的，不受前款規定的限制。

針對本公司的全球發行，中國保監會於2003年12月31日簽發批文，允許外國投資者在全球發行後擁有本公司發行股本的50%。依據中國保監會的批准，本公司的法律顧問通商律師事務所認為本公司全球發行後的公司持股結構將符合中國有關法律法規的要求。

建立保險經紀公司

建立保險經紀公司必須滿足下列條件：

- 具有符合法律規定的股東或發起人；
- 具有符合法律規定的公司章程；
- 註冊（實繳貨幣）資本不少於人民幣1,000萬元；
- 公司的名稱、組織機構和法定地址；
- 至少有一半以上的員工擁有保險經紀從業人員資格證書；
- 高級管理人員滿足中國保監會規定的任職資格要求；及
- 有關法律法規要求的其他條件。

保險經紀公司可以從事下列業務活動：

- 起草保單，選擇保險公司，代表投保人處理保險事務；
- 協助被保險人或受益人提出保險索賠；

根據2004年6月1日開始生效的中國保監會法規《保險資金運用風險控制指引（試行)》，保險公司和保險資產管理公司需要就保險資金的運用建立綜合性的有效風險控制制度。尤其是，該風險控制制度除其他事項外，應該包括資產負債管理、投資政策管理、信息技術系統管理和人力資源管理。另外，保險公司至少每年還要對保險資金的運用進行一次綜合性的系統內部審查。審查的結果應該向董事會報告。

禁止保險資金運用的領域

《中華人民共和國保險法》及中國保監會法規對中國保險公司資金運用實施各種嚴格的限制。尤其是除其他事項外，《中華人民共和國保險法》及中國保監會法規禁止中國的保險公司運用公司資金從事超出正常保險經營範圍的證券或其他活動。本公司過去公司資金運用的方式可能有不符合《中華人民共和國保險法》及中國保監會法規規定的有關限制或超出其允許的限制之處。從事的該等活動除其他事項外，可能包括設立證券業務、投資於非上市權益性證券以及開發房地產項目等。但是，本公司已於2000年對房地產投資進行了整頓。另外，截至2003年12月31日，本公司超出正常保險經營範圍從事的證券投資，包括投資於非上市權益性證券等賬面價值大約為人民幣2億元。本公司正在清理上述投資。目前，本公司尚未因此類資金運用受到任何重大行政制裁、罰款和其它處罰。本公司根據中國法律顧問通商律師事務所的建議認為，未來可能對本公司的業務、財務狀況和經營業績造成重大負面影響的行政程序之可能性不大。但是本公司並不能保證有關監管機關未來不對本公司採取其他行動。參閱「風險因素 — 與本公司整體業務有關的風險 — 本公司可能因資金運用方式不符合《中華人民共和國保險法》及中國保監會法規規定的有關限制或超出其允許的限制而受到行政制裁、罰款和其它處罰」一節。

投資於保險業

對在中國成立的保險公司進行股權投資應符合《中華人民共和國保險法》、2004年6月15日實施的《保險公司管理規定》及其他有關規則和條例。經中國保監會批准，滿足下列全部條件的企業法人可以投資於保險公司：

- 符合法律、行政法規的規定；
- 投資資金來源合法，且經營狀況良好；及
- 中國保監會基於審慎監管原則規定的其他條件。

讓其保險業務，限制其向高級管理人員支付報酬的水平，限制其商業廣告，及中止其開發新業務，或採取其他合適的措施。

- *倘保險公司的實際償付能力額度低於最低償付能力額度的30%*： 則除了採取上述措施之外，中國保監會可以對該保險公司的經營進行接管控制。

保險資金的運用

根據於2004年6月15日實施的《保險公司管理規定》和《保險公司投資企業債券管理暫行辦法》，保險資金的使用僅限於下列方式：

- 銀行存款；
- 買賣政府債券；
- 買賣金融債券；
- 買賣企業債券；
- 買賣證券投資基金；及
- 國務院規定的其他資金運用形式。

在2003年6月以前，中國保險公司只允許投資於四種類型國有企業發行的債券。2003年6月以後，以企業債券餘額按成本價格計算，保險公司可以將不超過本公司上月末總資產20%的資金用於購買的經中國保監會認可的信用評級機構評級為不低於AA級的中國公司發行的企業債券。

根據《保險公司投資證券投資基金管理暫行辦法》，保險公司在滿足一定條件時，可以申請投資證券投資基金。保險公司的證券投資基金業務必須滿足下列要求：

- 按照購買價格，保險公司在證券投資基金中的投資不得超過上1月末該保險公司總資產的15%；
- 按照購買價格，保險公司在任何單一基金中的投資不得超過上1月末該保險公司總資產的3%；
- 保險公司投資於單一封閉式基金的份額，不得超過該基金份額的10%；及
- 保險公司的證券投資基金業務必須由該保險公司的總部進行，該保險公司的任何分支機構不得從事證券投資基金交易。

2004年1月31日，國務院發佈了《國務院關於推進資本市場改革開放和穩定發展的若干意見》，鼓勵保險資金投資於資本市場。

對於財產保險和短期人壽保險業務，最低的償付能力額度為下列較高者：

- 最近會計年度自留保費減營業稅及附加後人民幣1億元以下部份的18%和人民幣1億元以上部份的16%；或

- 公司最近三年已發生平均淨賠款金額人民幣7,000萬元以下部份的26%，加人民幣7,000萬元以上部份的23%。

對於有不超過三年經營歷史、從事財產保險的保險公司和短期人壽保險業務，適用第一種方法。

對於長期人壽保險業務，最低的償付能力額度為下列金額的總和：

- 投資連結型產品年末壽險責任準備金的1%和其他壽險產品年末壽險責任準備金的4%；及

- 保險期間少於3年的定期死亡保險風險保額的0.1%，保險期間為3年到5年的定期死亡保險風險保額的0.15%，保險期間超過5年的定期死亡保險和其他險種風險保額的0.3%。對於定期死亡保險未區分保險期間的，統一按風險保額的0.3%計算。

倘保險公司的實際償付能力額度低於規定的最低償付能力額度要求，則公司的法定代表人、精算主管、財務主管和其他高級主管需要立即將發現的情況報告給中國保監會。中國保監會可以對該公司進行特殊的監管，並根據具體情況採取其他行動。

- *倘保險公司的實際償付能力額度界於規定的最低償付能力額度70%到100%之間：* 則中國保監會 — 可以要求該保險公司立即採取糾正措施，以在規定時間內達到最低的償付能力額度要求。倘該保險公司未能在規定的時間內達到最低的償付能力額度要求，則中國保監會有權命令該保險公司增加自己的實收資本、進行再保險分保、限制其經營範圍、限制股息支付、限制購買固定資產、限制其經營費用規模，並限制其另外設立分公司，直至該保險公司達到最低償付能力額度要求。

- *倘保險公司的實際償付能力額度界於規定的最低償付能力額度30%到70%之間：* 除了上述規定的措施之外，中國保監會還可以責令保險公司出售不良資產，向其他保險公司轉

除中國《保險公司財務制度》外，準備金的配置還應適用《中華人民共和國公司法》、《保險公司管理規定》、以及《保險公司償付能力額度及監管指標管理規定》、《保險公司投資企業債券管理暫行辦法》、中國保監會1999年6月頒發的《人壽保險精算規定》、《意外傷害保險精算規定》和《健康保險精算規定》，以及2003年5月簽發的《個人分紅保險精算規定》、《個人投資連結保險精算規定》和《個人萬能保險精算規定》等規定。

法定與任意盈餘公積金

《中華人民共和國公司法》要求公司要將其根據中國公認會計準則編製的法定賬戶中記錄的淨利潤的10%用作法定公積金，直至金額累計達到本公司註冊資本的50%。公司還可以從淨利潤中撥出任意盈餘公積金，但該撥付應經股東大會決議批准。

法定公積金和任意盈餘公積金可以用來彌補本公司的虧損，或可以根據股東決議的批准，轉移為公司的實收資本，但剩餘的法定公積金不得低於保險公司註冊資本的25%。倘法定公積金不夠彌補前一年度的虧損，則當年的利潤應該在用於法定公積金前，首先用於彌補虧損。

法定公益金

《中華人民共和國公司法》要求公司將其根據中國公認會計準則編製的法定賬戶中記錄的淨利潤的5%至10%用作法定公益金。法定公益金用於公司員工的集體福利。

保險保障基金

《保險公司財務制度》及於2004年6月15日實施的《保險公司管理規定》要求保險公司要提取保險保障基金，該基金等於財產保險、意外事故保險、短期健康保險和再保險當年自留保費收入的1%。人壽保險或長期健康保險的保費不提取保險保障基金，且所提供的保險保障基金達到保險公司總資產的6%時，不再提取該保險保障基金。

償付能力額度

《中華人民共和國保險法》要求保險公司要根據自己的業務經營規模，維護最低限度的償付能力額度。另外，2003年3月，中國保監會提出了新的償付能力充足率標準，測算保險公司財務穩健性，以便能夠在糾正性監管行動中更好地保護保單持有人的利益。

- 內容顯失公平或者形成價格壟斷，侵害投保人、被保險人或者受益人的合法權益；

- 條款設計或者釐定費率、預定利率不當，可能危及保險公司償付能力；及

- 中國保監會基於審慎監管原則認定的其他事由。

實收資本

根據於2004年6月15日實施的《保險公司管理規定》，建立保險公司的最低註冊資本為人民幣2億元，且必須為實繳的貨幣資本。保險公司在住所地以外的每一省、自治區、直轄市首次申請設立分公司，應當增加不少於人民幣2千萬元的註冊資本。保險公司註冊資本達到人民幣5億元，在以下提及的償付能力充足的情況下，設立分公司不需要增加註冊資本。

保證金

保險公司需要將其註冊資本的20%存放在中國保監會指定的銀行作為保證金。這一保證金存款只能在清算程序中用來償付債務。

準備金

根據中國《保險公司財務制度》的要求，保險公司必須配置下列準備金：

- *未到期責任準備金*，指損益核算期在一年以內的非壽險保單，為承擔跨年度責任提取的賠款準備，準備金等於當期自留保費收入的50%。

- *長期責任準備金*，指為損益核算期在一年以上的各類非人身險業務提取的準備金，準備金等於公司在財政年度結束時，按業務到期年份將歷年累計的保費收入減去賠款支出的差額提取。

- *壽險責任準備金和長期健康險責任準備金*，為人壽保單和長期健康保單項下承擔的未到期責任配置的準備金，金額用未來現金流量精算結果來確定。

- *未決賠款準備金*，指未決賠款準備金和已發生未報告賠款準備金。對於未決賠款準備金，按最高不超過當期已經提出的保險賠償或者給付金額提取。對於已發生未報告賠款準備金，按不超過當年實際賠款支出額的4%提取。

- 章程符合《中華人民共和國保險法》和《中華人民共和國公司法》的規定；
- 註冊資本最低限額為人民幣2億元，註冊資本應當為實繳貨幣資本；
- 高級管理人員應當符合中國保監會規定的任職資格條件；
- 具有健全的組織機構和管理制度；及
- 具有與其業務發展相適應的營業場所、辦公設備。

業務活動範圍

《中華人民共和國保險法》限制保險公司的業務活動範圍。一般來說，壽險公司不得在中國從事財產保險業務。財產保險公司也不得從事壽險業務。但是，經中國保監會批准，財產保險公司可以從事短期健康保險與意外事故保險業務。經中國保監會批准，同一公司集團中的不同公司可以同時獨立開展壽險業務和財產保險業務，且本公司已從中國保監會獲得該項批准。保險公司開展業務的具體範圍和經營區域必須經中國保監會批准。保險公司還可以從事再保險分保業務，進行再保險。

根據《保險業務外滙管理暫行規定》，經國家外匯管理局批准，保險公司可以從事外匯業務。

保險條款和保費率

影響社會公眾利益的保險產品、依法實行強制保險的保險產品及新開發的人壽保險產品，在市場中進行出售前，其條款和保費費率必須提交中國保監會審查批准。所有其他保險產品的條款和費率必須在中國保監會備案，倘中國保監會在備案之日起30日內不提出異議，則可以實施。

根據於2004年6月15日實施的《保險公司管理規定》，保險公司使用的保險條款和保險費率所採用的語言應當通俗易懂、明確清楚，便於理解。由下列情形之一的，中國保監會可以要求保險公司對保險條款和保險費率進行修改，也可以責令保險公司停止使用：

- 違反法律、行政法規或者中國保監會的禁止性規定；
- 違反國家有關財政金融政策；
- 損害社會公共利益；

- 中國對保險公司提出了更高的披露要求；
- 更為嚴格的準備金和償付額度要求；
- 增加保險公司開發保險產品的自由；
- 增加保險公司的投資渠道，包括允許保險公司對保險相關企業，如資產管理公司等，進行股權投資；
- 加大對違法行為的處罰力度；
- 隨著中國加入世界貿易組織，逐步取消法定再保險要求；及
- 減少准入中國保險業的障礙，包括允許財產保險公司提供意外與短期健康險產品，並允許更多的外國保險公司進入中國保險業。

中國保監會

中國保監會對在中國進行經營的保險公司有廣泛的監督權力，包括：

- 制定適用於中國保險業的規章；
- 對保險公司進行檢查；
- 制定投資方面的條例；
- 批准某些保險產品的條款和費率；
- 制定衡量保險公司財務穩健性的標準；
- 要求保險公司提交關於業務經營或資產狀況的報告；及
- 責令保險公司全部或部份業務的停業。

授權

根據《中華人民共和國保險法》、於2004年6月15日實施的《保險公司管理規定》以及其他有關規則和條例，保險公司必須從保監會取得許可證，才能從事保險業務。一般來說，除滿足其他條件外，只有當公司為股份有限公司或國有獨資公司，並在符合以下主要規定後才能取得該經營許可證：

- 具有合格的投資者， 股權結構合理；

保險業務

概況

保險行業在中國受嚴格監管。中國保監會是保險行業的監管機關。在中國進行保險活動的適用法律和法規主要包括《中華人民共和國保險法》和有關規則與條例。

監管框架的初步發展

1995年，《中華人民共和國保險法》通過，建立了國內保險業最初的監管框架。中國保險法最初採取的主要措施包括：

- *向保險公司和保險中介機構頒發經營許可證。* 中國保險法對保險公司、保險代理人和經紀人規定了關於最低註冊資本金、組織形式、高級管理人員任職資格及信息披露的充分性等要求。

- *財產險和人身險業務分業經營。* 1995年保險法把保險業務分為兩類，一類為壽險、意外險和健康險等保險業務，另一類為財產保險、傷害保險、責任保險、信用保險等保險業務。

- *關於市場參與方市場行為的監管。* 1995年保險法禁止市場參與者進行欺詐和其它非法行為。

- *保險產品的監管。* 1995年保險法授權保險監管機構批准某些保險產品的保險條款和費率。

- *保險公司的財務狀況和業績。* 1995年保險法規定了保險公司的準備金計提要求和最低償付能力要求，對投資權限進行了限定，規定了法定再保險的要求，並規定了財務報告制度，以加強保險監管機構的監督。

- *主要監管機構的監督和執法權力。* 當時的主要監管機構是中國人民銀行，在1995年保險法下獲得了廣泛的權力，對保險業進行監管。

中國保監會的設立和2002年保險法的修訂

中國保監會於1998年成立，有權對中國保險業實施改革，使保險公司的償付能力風險最小化，增加保險公司的投資品種，並促進中國保險業的發展。

自成立以來，保監會已經制定了一系列法規，2002年10月28日，《中華人民共和國保險法》也進行了修訂，使監管過程逐步透明，並向國際慣例靠攏。顯著的變化包括：

www.pa18.com和www.pa18.com.cn這兩個域名的註冊所有權人。集團知識產權的詳細情況載於本招股書附錄八中「有關本公司業務的其他資料」項下「本公司的知識產權」一段。

物業產權

截至本招股書附錄三估值報告日，本公司擁有總建築面積大約682,565平方米的約605處樓房（包括本公司位於中國深圳的總部大樓，總建築面積約37,587平方米），其中總建築面積大約682,220平方米的599處樓房位於中國，6處樓房位於香港，總建築面積約345平方米。本公司持有456處樓房的相關產權證書，總建築面積約404,570平方米，截至2004年3月31日公平／公開市場價值約為人民幣35.69億元。但本公司在中國有149處樓房沒有相關產權證書，總建築面積約為277,995平方米，截至2004年3月31日無商業價值。本公司正在申請尚未獲得的相關產權證書。本公司持有總建築面積大約86,515平方米的34處有缺陷物業的樓房所有權證書。本公司可以佔用並使用上述有缺陷的物業。但是，本公司無權轉讓或抵押該等有缺陷的物業。本公司就餘下的總建築面積大約191,480平方米的115處有缺陷物業既無樓房所有權證書，也無長期土地使用權證書，因此本公司可能喪失該等物業的佔用或使用權。在這149處有缺陷的物業中，47處商用物業目前由本公司用於商業運營，必要時可以用具有相關用途的其他可比物業代替，對本公司的商業運營無任何重大不利影響，77處居住物業目前為本公司員工生活用房，對本公司商業運營關係不大。而且，本集團已將25處有缺陷物業出租給不同的承租人，且於2003年收取租金（包括預付租金）人民幣2,500萬元，約佔本公司2003年總收入的0.0375%，關係不大。倘若由於本公司沒有相關產權證書而導致相關租賃協議終止，本公司可能需要向承租人退還部份預付租金。本公司認為上述149處有缺陷的物業對本公司的商業運營無重大關係。在獲得有缺陷物業的產權證書後，本公司將有權佔用、出租、轉讓及抵押該等物業。本公司認為，本公司能夠於全球發行後一年內就總建築面積大約158,591平方米的85處有缺陷物業獲得相關產權證書，估計獲得相關產權證書的對價及／或費用金額大約為人民幣3,600萬元。本公司就餘下的總建築面積大約119,404平方米的64處有缺陷物業可能很難獲得產權證書。對於該64處有缺陷物業，不僅獲得相關產權證書從商業上看不合算，而且也超出本公司的合理能力。本公司認為，由於相關物業只佔本公司物業總值很小一部份，因此缺少該等物業的產權證書對本公司的業務、財務狀況和經營業績無重大不利影響。請參閱「風險因素 — 與本公司整體業務有關的風險 — 本公司對擁有的某些物業沒有產權證書」。

知識產權

集團在業務經營中使用「Ping An of China」和「中國平安」的品牌名稱與標識。集團已經在中國和香港對這些品牌名稱、標識和其他相關標識進行申請註冊或正在進行符註冊。集團現在還是

不當行為的員工和銷售代理人進行制裁、罰款和其他處罰。而且，本公司的培訓部還推出了各種定期課程和研討會，使本公司的員工和銷售代理人隨時瞭解中國保險業不斷變化的法律和監管框架。

財產

行政辦公室

本公司總部大樓位於中國深圳。根據房屋所有權證書深房字第3000172401號，本公司對該樓房和相關物業擁有合法的所有權，有權佔有、抵押、出租和處理，不需要交任何附加款項或轉讓費。

自有財產

本公司目前擁有並佔有大約267,533平方米的土地和612項房產和構築物，總建築面積大約為682,565平方米，分佈在本公司於中國和香港的整個服務地區，作為辦公室、零售窗口和員工住房。大多數土地和樓房的所有權目前仍以本公司前身「中國平安保險股份有限公司」的名下登記。根據本公司的中國法律顧問通商律師事務所提供的法律意見，以本公司前身名稱登記這些土地和樓房，並不影響本公司對這些土地和樓房所有權的有效性。本公司已經採取了各項措施就有關這些土地和樓房的所有權向有關主管機關申請名稱變更登記，預計該名稱變更登記將於全球發行後一年內完成。

西門（遠東）有限公司（本公司為上市之目的指定的獨立估價師）截至2004年3月31日估價之本公司自有物業權益大約為人民幣35.69億元，包括本公司尚未獲得正式產權證書的那些物業。西門（遠東）有限公司簽發信函的正文及估價證書載於本招股書附錄三中列示的物業估價報告。

租用物業

本公司在中國和香港的整個業務地區，已經向獨立第三方和關聯方租用了大約2,920處物業，總建築面積大約為1,766,802平方米。

就尚未達成正式租賃協議的租用物業（總建築面積約51,336平方米），或者出租人還沒有獲得需要的所有權證書的物業（總建築面積約519,000平方米），因西門（遠東）有限公司認為該等物業沒有任何商業價值，因此本公司沒有獲得相關物業的估價。本公司認為，該等由本公司佔用的租用物業（總建築面積約570,336平方米）可以（如需要）由其他相關用途的可比替代物業代替，對本公司經營無任何重大不利影響。

保單持有人訴訟

2003年, 保單持有人就投連產品起訴本公司共33例，聲稱本公司的某些銷售代理人誤導他們購買投資連結型壽險產品。本公司已就其中21例進行了和解，另外7例的判決為本公司勝訴，其餘5例仍在審理過程中。

行政程序

本公司隨時要接受中國監管機關的定期檢查。過去，本公司在正常業務運營方面間或被判違反某些法律法規。結果導致本公司曾被處罰，包括罰款。在截至2003年12月31日的三年中，本公司被中國監管機關處以罰款大約740次，罰款金額大約為人民幣3,200萬元，這些監管機關包括但不限於各地保監局、國家工商行政管理總局各地方機構、財政局、稅務局、審計局、統計局、勞動人事局和物價局。上述罰款除其他事項外，包括銷售保險產品違規退費、會計違規（包括本公司分公司和支公司會計分錄不適當）、銷售代理人營銷保險產品時的誤導性陳述以及遲交所得稅等違規行為。有68次罰款涉及的罰款金額均不低於人民幣10萬元，且其中金額最大的一次罰款是廣東省稅務局2002年5月對平安產險作出的處罰決定，罰款總額大約為人民幣250萬元，罰款的原因是平安產險未繳納企業所得稅及有關拖延納稅費用。該等處罰對本公司的業務、財務狀況和經營業績並未造成重大負面影響。請參閱「風險因素 — 與本公司整體業務有關的風險 — 中國監管機關未來進行定期檢查可能引致罰款、其他處罰或行動，對本公司的業務、財務狀況、經營業績及聲譽可能產生重大不利影響」。

該等罰款主要是因為對有關法律法規存在錯誤理解以及內部監管不盡如人意。而且，有關中國保險公司運營的法律和監管框架目前仍在不斷演化並經歷重大的變化。本公司完全達到某些新法律法規的要求可能需要相當長的一段時間。另外，本公司的增長和擴張已使本公司的管理和其他資源出現緊張，且隨時影響到本公司進行嚴格內部控制的能力。為防止未來違反法律法規，本公司採取了大量措施。尤其是本公司於2003年對內部稽核部進行了重組， 2003年分別在北京、上海和深圳設立了三大區域性內部稽核分部。本公司的內部稽核人員對本公司在中國不同地區的壽險和產險經營進行年度稽核。而且，在諸如IT稽核等需要特殊技術的領域，本公司的內部稽核人員還與外部專家進行緊密合作。另外，本公司還採用了一套內部程序，對受僱過程中有不符合有關法律法規等

本公司各獨立股東而言符合公平合理的條件。由於本公司認為完全根據香港上市規則進行全面的披露及／或按照該上市規則要求獲得獨立股東對這些持續性關連交易的事前批准不現實，並給本公司帶來不適當的負擔，且造成額外的管理費用，本公司已經向香港聯交所申請，且香港聯交所也已經表示同意將授予在2006年12月31日前三年期間，按香港上市規則14A.42(3)條豁免就有關這些持續性關連交易，嚴格遵守在香港上市規則項下各種有關公告和獨立股東批准的要求。此外，本公司將會遵守香港上市規則第14A.35(1)條、14A.35(2)條、14A.36條、14A.37條、14A.38條、14A.39條及14A.40條的適用規定。

保薦人及聯席保薦人意見

保薦人及聯席保薦人已經審查了本公司提供的有關上述持續性關連交易的所有文件、信息和歷史數據（包括西門（遠東）有限公司的報告），還通過與本公司及其顧問（包括法律顧問、審計師和物業估價師）進行會談和討論來進行其他盡職調查，並獲得了本公司的必要說明和確認，對所提供信息的準確性和完整性表示滿意。根據所進行的盡職調查，保薦人及聯席保薦人認為上述持續性關連交易的進行符合本公司的日常業務過程，符合一般的商務條款，對本公司股東公平、合理。

但是，須注意(1)保薦人及聯席保薦人在提供上述意見及其在「— 關連交易 — B. 非豁免持續性關連交易 — 1. 同滙豐銀行達成之銀行存款安排」和「— 關連交易 — B. 非豁免持續性關連交易 — 3. 在工商銀行及其聯繫人存放的銀行存款」兩節中的意見時，在沒有進行任何獨立核查、確認、評估、估價或調查的前提下，假設並相信提供給其審查的文件、信息、歷史數字、陳述和確認於提供時是準確、完整的，並在本招股書刊發之日仍然準確、完整；(2)保薦人及聯席保薦人對本公司的資產和負債沒有進行獨立的估價或評估，也沒有獲得任何有關評估，但獨立物業評估師提供的房地產評估除外；及(3)保薦人及聯席保薦人的上述觀點代表他們在本招股書刊發之日的觀點，該觀點的必然依據及假設是現行的經濟、市場和其他條件沒有發生變化，而且於本招股書刊發之日，就有關目的提供的信息也沒有發生變化。

法律與監管程序

本公司只涉及正常業務過程中的法律和監管程序。截至本招股書刊發之日，本公司不涉及任何單獨或總體對本公司財務狀況和經營業績有重大不利影響的任何訴訟、仲裁或行政程序。

類銀行賬戶可以被維持三年以上。截至2001年、2002年和2003年各年度12月31日，集團在工商銀行的人民幣存款總額（包括存款協議項下的銀行存款人民幣50億元）大約分別為人民幣87.42億元、人民幣66.70億元和人民幣65.07億元。

截至2001年、2002年和2003年各年度12月31日，集團在工商銀行的港元存款大約分別為4,300萬港元、2,000萬港元和1,600萬港元，美元存款大約分別為1,400萬美元、200萬美元和100萬美元。截至2001年、2002年和2003年各年度12月31日，集團在工商銀行（亞洲）的存款大約分別為4,700萬港元、1,900萬港元和3,200萬港元。截至2001年、2002年和2003年各年度12月31日，集團在工商銀行和工商銀行（亞洲）的人民幣、港元和美元存款總額（包括存款協議項下的銀行存款人民幣50億元）分別約合人民幣89.53億元、人民幣67.28億元和人民幣65.68億元。

上限

作為這些交易豁免遵守香港上市規則第14A.35(2)及第14A.36(1)條報告、公告及股東獨立批准要求的一項要求，上述持續性關連交易之年度總交易價值不應超過下列之年度上限：

交易	建議年度限額
在中國工商銀行及其聯繫人的銀行存款	2004－2006年：任何一天最高餘額為人民幣249.00億元

對於工商銀行，其截至2002年12月31日止財年年報中披露的資產淨值大約為人民幣1,778.55億元。由於該資產規模較大，本公司對其折去30%，因此工商銀行的授信基礎為人民幣1,244.99億元。由於工商銀行的授信權重為0.2，因此對工商銀行設定的授信額度為人民幣249.00億元。

確定在工商銀行及其聯繫人存放銀行存款的上限時，本公司考慮下列因素後使用了為工商銀行設定的授信額度：(i)本集團於截至2003年12月31日止三年在工商銀行和工商銀行（亞洲）的各種貨幣總存款額，(ii)可能在工商銀行或其聯繫人存放的所有或大部份全球發行估計所得款項淨額，以及(iii)本集團現金流入的任何增加額。

證券交易所的豁免

一旦H股在香港聯交所上市，「— 同滙豐銀行達成之銀行存款安排」、「— 銀行保險」以及「— 在工商銀行及其聯繫人存放的銀行存款」各節説明的交易將構成本公司在香港上市規則項下的持續性關連交易（簡稱「**持續性關連交易**」）。根據本公司列位董事的意見，包括本公司獨立非執行董事的意見，上述持續性的關連交易是在本公司日常的業務過程中按照一般的商務條件達成，或對

銀行保險協議和本集團各分公司及工商銀行各分行之間的相關具體協議的條款以前是且未來仍將繼續基於各自獨立利益經過談判達成。工商銀行就服務收取的代理費費率依不同類型的銀行保險產品而不同，並基於各自獨立利益經過談判達成。工商銀行就服務向本公司收取的代理費費率與其他銀行就銀行保險安排向本公司收取的代理費費率具有可比性。

根據本集團各分公司和工商銀行各分行之間達成的具體協議，截至2001年、2002年和2003年12月31日止各年度，本集團就銀行保險業務向工商銀行支付的總代理費按照淨保費的固定比例確定，大約分別為人民幣1,300萬元、人民幣7,900萬元和人民幣9,600萬元。

上限

作為這些交易豁免遵守香港上市規則第14A.35(2)及第14A.36(1)條報告、公告及股東獨立批准要求的一項要求，上述持續性關連交易之年度總交易價值不應超過下列之年度上限：

交易	**建議年度限額**
銀行保險	2004 – 2006年代理費：人民幣15,000萬元

截至2002年和2003年12月31日止各年度，同工商銀行之間的銀行保險安排產生的保費大約分別為人民幣54.80億元和人民幣43.90億元。

本公司根據同工商銀行達成的銀行保險安排估計在截至2004年、2005年和2006年12月31日止三年各年度產生的保費（人民幣50億元）確定了銀行保險上限，本公司認為這種上限使本公司在未來與工商銀行達成銀行保險安排方面具有充分的靈活性。

3. 在工商銀行及其聯繫人存放的銀行存款

在本公司日常的業務過程中，集團在包括工商銀行在內的各商業銀行存入存款，以便獲得利息收入。有關集團投資組合更詳細說明，請參閱「— 投資組合」一節。

根據本公司在日常的業務過程中按一般的商務條款與工商銀行在2000年10月26日達成的一項協議和一項補充協議（簡稱「**存款協議**」），本公司同意在工商銀行存入金額為人民幣50億元的銀行存款，為期七十一個月。

除了上述本集團在工商銀行的人民幣存款外，在日常的業務過程中，本集團還按一般的商務條款在工商銀行或工商銀行（亞洲）保留有其他人民幣、港元和美元定期存款和銀行存款餘額。本公司同工商銀行及工商銀行（亞洲）簽訂的有關銀行業務文件並未規定將本公司在工商銀行及工商銀行（亞洲）保留的銀行賬戶固定維持一段時間。保薦人及聯席保薦人認為依照正常的業務慣例，該

上限

作為這些交易豁免遵守香港上市規則第14A.35(2)及第14A.36(1)條報告、公告及股東獨立批准要求的一項要求，上述持續性關連交易之年度總交易價值不應超過下列之年度上限：

交易	**建議年度限額**
在滙豐銀行的銀行存款	2004－2006年：任何一天最高餘額為23.36億美元

本公司就集團存放存款的銀行分別設定了授信額度，授信額度的計算為銀行的授信基礎（為有關銀行的資產淨值）乘以授信權重（為本公司就有關銀行設定的信用評級）。

對於滙豐銀行，其截至2002年12月31日止財年年報中披露的資產淨值大約為911.34億港元，乘以其授信權重0.2，得出其授信額度為182.27億港元，約合23.36億美元。

確定在滙豐銀行存放銀行存款的上限時，本公司考慮下列因素後使用了為滙豐銀行設定的授信額度：(i)可能在滙豐銀行存放的所有或大部份全球發行估計所得款項淨額，以及(ii)本集團現金流入的任何增加額。

2. 銀行保險

2001年8月6日，本公司在日常業務過程中，按照一般的商務條款和工商銀行就保險代理服務簽訂了合作協議（「**工商銀行銀行保險協議**」）。該於2003年6月到期的工商銀行銀行保險協議，因協議各方並無反對，已根據協議條款，自動延期兩年。根據工商銀行銀行保險協議：

- 工商銀行同意通過其分行和其他渠道就本公司的保險產品向本公司提供保險代理服務，包括為本公司銷售保險產品和收取保費（「**服務**」）；

- 雙方同意在就服務開發新保險產品方面進行合作，該等新保險產品是工商銀行服務和產品的補充，並適合工商銀行的客戶；

- 本公司同意按照不低於向本公司提供保險代理服務的其他銀行同意的條件向工商銀行支付服務代理費；

- 本公司同意就服務的推廣向工商銀行員工提供培訓；以及

- 在本公司各分公司同工商銀行各分行之間就銀行保險產品的特定條款、服務的實施和代理費用的確定與支付等已經達成或將繼續達成各種具體協議。

服務合同的價格和條款將按照一般的商務條件進行。安星裝飾可以參加這些服務的投標，倘中標，則可以成為承包商向本公司提供建築與裝修服務。

截至2001年、2002年和2003年12月31日止三年各年度，本集團就建築和裝修服務向安星裝飾支付的總金額大約分別為人民幣4,400萬元、人民幣4,600萬元和人民幣2,000萬元。安星裝飾向本集團提供的任何建築與裝修服務預期符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

9. 在關連人士處的證券交易賬戶

為證券交易之目的，平安香港在摩根士丹利及其一家聯繫人按照一般的商務條款開立證券交易賬戶。該證券交易賬戶存款按照香港現行儲蓄存款利率收取利息，就摩根士丹利及其聯繫人提供的證券交易服務，平安香港要按照現行0.25%的市場費率計算並支付佣金。摩根士丹利是平安壽險和平安產險發起人之一摩根投資者的聯繫人。

截至2001年、2002年和2003年各年度12月31日，平安香港在摩根士丹利及其聯繫人保留的證券交易賬戶中的總金額大約分別為12,500萬港元、5,900萬港元和2,000萬港元。截至2001年、2002年和2003年12月31日止三年各年度，平安香港向摩根士丹利及其聯繫人支付的佣金大約分別為10,000港元、59,000港元和390,000港元。平安香港在摩根士丹利及其聯繫人保留的證券交易賬戶中的現金餘額和平安香港向摩根士丹利及其聯繫人支付的佣金預期符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

B. 非豁免持續性關連交易

本集團適用香港上市規則第14A章項下各種申報、公告和獨立股東批准要求的持續性關連交易詳細情況說明如下：

1. 同滙豐銀行達成之銀行存款安排

本公司在日常業務過程中，按照一般的商務條款，在滙豐銀行存有銀行存款餘額（「**滙豐銀行存款**」）。本公司同滙豐銀行簽訂的有關銀行業務文件並未規定將本公司在滙豐銀行保留的銀行賬戶固定維持一段時間。保薦人及聯席保薦人認為依照正常的業務慣例，該類銀行賬戶可以被維持三年以上。存款參照現行市場利率計算利息。截至2001年、2002年和2003年12月31日，本公司存於滙豐銀行的銀行存款餘額合計大約分別為0、0和100萬美元。

(d) 物業租賃安排

平安信託作為出租人按照一般的商務條款與承租人工商銀行簽訂了一項租賃協議。另外，就作為營業場所及／或辦公室之用，本集團作為承租人也與出租人工商銀行就租賃其物業簽訂了51項租賃協議。這些物業分佈在本公司的服務地區。經獨立估價師西門（遠東）有限公司確認，本公司或工商銀行已支付和應付的租金符合市場價格，對集團公平而合理。

截至2001年、2002年和2003年12月31日止三年各年度，工商銀行根據租賃協議向本集團支付的總租金每年大約分別為人民幣200萬元。截至2001年、2002年和2003年12月31日止三年各年度，本集團根據租賃協議向工商銀行支付的總租金大約分別為人民幣100萬元、人民幣200萬元和人民幣300萬元。租賃協議均符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

(e) 佣金安排

根據工商銀行（亞洲）和平安香港2002年2月7日按照一般的商務條款簽訂的協議（「代理協議」），除其他事項外，工商銀行（亞洲）被指定為平安香港的代理人，向平安香港介紹財產保險業務。為此，平安香港同意就通過工商銀行（亞洲）代理簽發和續簽的保單向工商銀行（亞洲）支付佣金。該佣金依據代理協議所列的因應不同的保單而不同的固定費率計算，或由平安香港不時決定並通知工商銀行（亞洲），或可以由協議雙方在簽發保單前另外特別協議。協議任何一方均可以提前30天發出書面通知，終止代理協議。代理協議的條款是基於各自獨立利益談判達成的。

截至2001年、2002年和2003年12月31日止三年各年度，平安香港在代理協議項下向工商銀行（亞洲）支付的總佣金費用大約分別為300萬港元、300萬港元和200萬港元。代理協議項下的交易符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

8. 裝修服務

自1995年以來，安星裝飾有限公司（簡稱「**安星裝飾**」）作為平安壽險及平安產險的發起人之一的深圳市江南實業發展有限公司（簡稱「**江南實業**」）的聯繫人，按照基於各自獨立利益談判達成的一般商務條款就各種不同的建築項目向集團提供各種建築與裝修服務。

集團與安星裝飾之間並沒有長期的建築與裝修服務合同。本公司H股在香港聯交所上市後，本公司將以公開招標的方式與各承包商達成建築與裝修服務合同。承包商向本公司提供的建築與裝修

- 工商銀行同意按照適用法律法規的規定向本公司客戶提供保單抵押貸款；以及

- 本公司各分公司與工商銀行各分行之間將就合作協議中規定的合作業務達成各種具體的協議。

合作協議主要提供了工商銀行與本公司之間進一步合作的框架，並不包含任何具體的價格條款。因此，合作協議雙方未根據合作協議彼此支付對價，所以符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

(b) 牡丹平安聯名卡

2000年11月7日，本公司和工商銀行就發行牡丹平安聯名卡簽訂了合作協議（「**卡協議**」）。卡協議的條款是基於各自獨立利益經過談判達成的。根據卡協議，雙方同意就牡丹平安聯名卡的發行進行合作，牡丹平安聯名卡包括牡丹平安信用卡業務和牡丹平安普通卡業務，該業務向持卡人提供各種服務，包括存款、取款、轉賬、賒購、電話銀行服務、緊急援助和多種保險等。工商銀行同意承擔牡丹平安聯名卡的製作成本，雙方同意共同承擔有關宣傳費用，並分別承擔各自人員的培訓費用。

截至2001年、2002年和2003年12月31日止三年各年度，本公司和工商銀行並未就卡協議進一步展開業務活動，彼此也未就卡協議向對方支付任何對價。卡協議預期符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

(c) 電子商務

2000年11月7日，本公司和工商銀行就電子商務簽訂了合作協議（「**電子商務協議**」），有效期五年。電子商務協議的條款是基於各自獨立利益經過談判達成的。根據電子商務協議，雙方同意就開發網上證券交易、保單銷售、網上資金轉賬以及新電子商務探索與促進進行合作，且本公司同意作為工商銀行充當本公司代理人的對價，向工商銀行支付各網上保單銷售所獲代理費之50%。

截至2001年、2002年和2003年12月31日止三年各年度，本公司和工商銀行並未就電子商務協議進一步展開業務活動，彼此也未就電子商務協議向對方支付任何對價。因此，電子商務協議預期符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

截至2002年和2003年12月31日止兩年各年度，本集團根據TAS協議向滙豐保險支付的總金額大約分別為人民幣0元和人民幣300萬元。TAS協議和與滙豐銀行達成的技術援助協議項下的交易預期符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

(d) 保險和再保險業務方面的合作

平安香港同滙豐保險之一家聯繫人按照一般的商務條款就保險和再保險業務展開了合作。通過滙豐保險之聯繫人的介紹，平安香港向該聯繫人的客戶提供保險服務，並向該聯繫人支付介紹費和佣金。而且，平安香港還向該聯繫人分保再保險業務，並收取再保險佣金。

截至2001年、2002年和2003年12月31日止三年各年度，本集團就保險和再保險業務合作向滙豐保險之聯繫人支付的總金額分別約為0港元、0港元和100萬港元。平安香港和滙豐保險之聯繫人之間合作項下的交易預期符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

7. 與工商銀行及其聯繫人之間的交易

本公司及集團之某些成員與工商銀行及其一家聯繫人之間進行多種交易。工商銀行在本公司成立時是本公司的發起人之一。目前工商銀行及其子公司都不擁有本公司中的任何股份。但是，由於工商銀行是發起人之一，集團與工商銀行及其聯繫人之間進行的所有交易都構成香港上市規則項下之「關連交易」。

(a) 全面合作協議

本公司和工商銀行在2000年6月29日簽訂了為期5年的全面合作總協議(「**合作協議**」)，協議從2000年6月29日開始生效，經雙方達成書面協議同意，可以終止協議。合作協議的條款是基於各自獨立利益經過談判達成的。根據該合作協議，除其他事項外：

- 雙方將就對方的業務發展提供資源和服務；
- 工商銀行同意成為本公司的保險代理人，並提供銷售本公司保險產品和收取保費的服務；
- 工商銀行同意向本公司提供抵押貸款和其他融資服務；
- 本公司同意指定工商銀行作為主要結算銀行之一；
- 雙方同意在證券和信用卡服務以及電子商務開發方面進行合作；
- 本公司同意按照優惠的條件(1)向工商銀行及其員工出售本公司的財產保險和壽險產品，並(2)向工商銀行客戶提供抵押財產保險，且工商銀行同意以優惠條件向本公司及其員工提供業務貸款和抵押貸款；

6. 與滙豐銀行及其聯繫人之間的交易

(a) 備忘錄

本公司於2002年11月25日按照一般的商務條款同滙豐銀行之聯繫人滙豐保險達成了備忘錄。根據備忘錄的有關規定，滙豐保險有權（但無義務）除其他事項外與本公司合作，在中國法規允許的時間和限度內在金融服務方面建立戰略計劃和聯盟。

備忘錄沒有就金融服務方面建立戰略性計劃和聯盟所涉及的資本、期限或管理規定任何具體的條款。由於備忘錄僅僅提供了雙方之間進一步合作的框架，因此契約雙方並未據此相互支付對價。因此，諒解備忘錄符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

(b) 滙豐中國醫院擔保卡

平安產險於2004年1月12日在其日常業務過程中按照一般的商務條款，與滙豐保險之聯繫人就滙豐中國醫院擔保卡簽訂了服務協議（「**滙豐擔保卡協議**」），協議期限為持續有效直至任何一方提前180天向對方發出書面通知終止該協議。根據該滙豐擔保卡協議，購買滙豐保險之聯繫人某些保單的個人在中國因發生事故需要入院時，平安產險將向其提供中國醫院保證金擔保服務。平安產險將幫助這些發生事故的個人前往合作醫院，並在獲得滙豐保險之相關聯繫人確認後保證支付該等個人前三天的醫療費。

滙豐擔保卡協議項下的交易符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

(c) 技術援助與服務協議

本公司於2002年11月25日在日常業務過程中按照一般的商務條款，與滙豐保險簽訂了技術援助與服務協議，並於2003年1月1日簽訂了補充協議（統稱「**TAS協議**」），協議期限為6年。根據TAS協議，除其他事項外，滙豐保險將在其認為合適的時間及以其認為合適的形式在中國向本公司提供多項保險業務方面的技術援助和服務。有關技術援助與服務協議的詳細情況，請參閱本招股書第149頁。平安銀行於2004年3月17日在日常業務過程中按照一般的商務條款與滙豐銀行簽訂了技術援助協議，協議期限為30個月。根據該協議，除其他事項外，滙豐銀行將在其合理認為必須而適當的時間及以其合理認為必須而適當的形式向平安銀行提供多項銀行業務方面的技術援助。

人民幣100,000元-(統稱「信託」)，信託有效期36個月，分別從2003年1月及2002年11月開始生效。平安信託作為受託人還分別與作為委托人的其他獨立第三方簽訂了其他類似的信託契約。根據各有關信託契約，各委托人同意向信託提供不同的金額。作為受託人的平安信託應該主要使用信託中的集合信託資金，向個人發放貸款購買汽車。根據信託契約，平安信託將收取年度信託管理費，管理費從信託基金管理產生的信託收入中扣除，信託受益人則將獲得年度信託利益。

平安信託同本公司兩位關連人士達成的兩份信託契約符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

4. 證券經紀服務

平安證券在日常業務過程中按照一般的商務條款向集團和本公司的某些關連人士提供經紀服務。另外，平安證券還接受集團及其關連人士開立的證券交易賬戶之現金存款，並按照中國人民銀行公佈的利率或銀行間存款利率就該等存款支付利息。平安證券還就所提供的證券經紀服務向集團和該等關連人士收取經紀服務佣金，收費費率為現行市場費率。

平安證券與本公司或作為公司的本公司之關連人士之間有關證券經紀服務方面的交易符合香港上市規則14A.33(3)條項下的最低豁免標準要求。平安證券與作為個人的本公司之關連人士之間有關證券經紀服務方面的交易屬於該等關連人士為自用而購買的平安證券提供的消費服務，交易按照一般的商務條款在日常業務過程中進行，因此符合香港上市規則14A.33(1)條項下的豁免。

5. 從關連人士購買產品

自2001年，本集團從新豪時發展購買了宣傳品和禮品。集團任何成員公司和新豪時發展之間沒有長期的供貨合同，而集團則不時向新豪時發展發出購買訂單。本集團向新豪時發展購買宣傳品和禮品的價格和條件是按照一般的商務條款確定的，且該等條款不低於集團向獨立第三方提供的可比條件。集團未來將繼續在日常業務過程中按照一般的商務條款向新豪時發展購買宣傳品和禮品。

截至2001年、2002年和2003年12月31日止三年各年度，本集團就購買宣傳品和禮品向新豪時發展支付的總金額大約分別為人民幣100萬元、人民幣300萬元和人民幣300萬元。新豪時發展出售宣傳品和禮品符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

(b) 個人壽險

平安壽險曾按照一般的商務條款在日常業務過程中將個人壽險產品出售給本公司的某些關連人士，包括本集團的某些董事、監事和最高行政人員及其各自的聯繫人。這些保險產品可以提供給獨立的第三方。本公司的關連人士購買這些保險產品是為了自用，不享受任何優惠待遇。該等關連人士支付的保費與獨立第三方就類似保險產品支付的價格或現行市場價格相當。出售的個人壽險保單包括人壽保險、意外保險與健康保險。

平安壽險向關連人士出售的個人壽險產品屬於關連人士為自用而購買的消費品，其出售按照一般的商務條款在日常業務過程中進行，因此符合香港上市規則14A.33(1)條項下的豁免。

(c) 財產保險

平安香港已經按照一般的商務條款在日常業務過程中將財產保險產品出售給集團的某些成員。而且，平安產險和平安香港也曾按照一般的商務條款在日常業務過程中將財產保險產品出售給本公司的關連人士，包括平安證券、平安香港、本集團的某些董事、監事和主要股東及其各自的聯繫人。這些保險產品可以提供給獨立的第三方。本公司的關連人士購買這些保險產品是為了自用，不享受任何優惠待遇。該等關連人士支付的保費與獨立第三方就類似保險產品支付的價格或現行市場價格相當。出售的財產保單包括機動車輛保險、董事和高級管理人員責任保險、銀行一攬子保證保險和電子與計算機犯罪保險以及企業財產保險。

集團向作為公司的本公司之關連人士出售的財產保險產品符合香港上市規則14A.33(3)條項下的最低豁免標準要求。集團向作為個人的本公司之關連人士出售的財產保險產品屬於該等關連人士為自用而購買的消費品，其出售按照一般的商務條款在日常業務過程中進行，因此符合香港上市規則14A.33(1)條項下的豁免。

3. 平安信託向本公司關連人士提供的信託服務

平安信託作為受託人按照一般的商務條款與作為委托人的本公司之子公司的一名前任董事和本公司之子公司的一名董事的聯繫人分別簽訂了標註日期為2002年12月30日和2002年10月23日的兩份汽車消費貸款集合資金信託契約，上述委托人亦是該等信託契約的受益人。根據該兩份信託契約，上述前任董事同意向一份信託出資人民幣200,000元，而上述聯繫人則同意向另一份信託出資

下表説明所顯示期間平安香港從平安產險（或在平安產險成立之前本公司）收取的毛承保保費和平安香港向平安產險（或在平安產險成立之前本公司）支付的再保險佣金：

	截至12月31日止年度		
	2001年	2002年	2003年
		(港元)	
收取的毛承保保費	46,106	—	—
支付的再保險佣金	15,197	—	—

下表説明所顯示期間平安香港向平安產險（或在平安產險成立之前本公司）分出的毛承保保費和平安香港從平安產險（或在平安產險成立之前本公司）收取的再保險佣金：

	截至12月31日止年度		
	2001年	2002年	2003年
		(港元)	
分出的毛承保保費	807,080	—	598,158
收取的再保險佣金	208,909	—	149,254

平安產險（或在平安產險成立之前本公司）與平安香港簽訂的臨時再保險協議符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

2. *人壽保險和財產保險產品*

集團及本公司的某些關連人士已經分別從平安壽險、平安產險及平安香港購買了壽險產品和財產保險產品，具體內容如下：

(a) 團體保險

平安壽險已經按照一般的商務條款在日常業務過程中將團體保險產品出售給本公司的某些關連人士。這些保險產品可以提供給獨立的第三方。本公司的關連人士購買這些保險產品不享受任何優惠待遇。該等關連人士支付的保費與獨立第三方就類似保險產品支付的價格或現行市場價格相當。出售的團體保單包括定期人壽保險、健康保險和年金產品。

平安壽險向關連人士出售的團體保險產品符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

未來將繼續簽訂該類租賃協議且將繼續從本公司的子公司獲得該類物業管理服務。獨立估價師西門（遠東）有限公司確認，平安證券已付和應付的租金符合市場價格，公平而合理。平安證券是本公司非全資子公司。本公司的發起人之一新豪時發展是平安證券的主要股東。

截至2001年、2002年和2003年12月31日止三年各年度，平安證券支付的年租金和年管理費總額分別約為人民幣800萬元、人民幣300萬元和人民幣200萬元。平安證券根據目前的協議向本公司有關子公司支付的年租金和年管理費總額約為人民幣800萬元。平安證券和本公司各子公司目前的租賃協議和物業管理服務協議符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

(b) 商標許可

根據本公司與平安證券於2004年簽訂的許可協議，本公司向平安證券授予為商業經營之目的無償使用本公司的商標的非排他性許可。上述非排他性許可有效期為10年，經雙方同意終止或在被許可人停止業務經營、破產或解散時終止。

有關商標最初以平安證券的名義註冊登記，後來轉讓給本公司，因此許可協議符合一般的商務條款。許可協議符合香港上市規則14A.33(3)條項下的最低豁免標準要求。

(c) 再保險安排

平安香港與平安產險（或在平安產險成立之前本公司）按照一般的商務條款簽訂了一些臨時再保險協議。根據這些協議，一方同意作為對方的再保險公司，按照同意的保費接受某些風險。作為再保險公司的一方還應向對方支付佣金，佣金按照再保險公司收取毛承保保費的固定比例計算。平安香港和平安產險在本公司H股上市後將按照一般的商務條款繼續為對方承保臨時再保險業務。

平安香港是本公司的非全資子公司，工商銀行（亞洲）是平安香港的主要股東。工商銀行（亞洲）是本公司的發起人之一工商銀行非全資擁有的子公司。

且，滙豐保險同意從上市之日起三年內不出售其根據公司現行章程認購的H股。假設滙豐保險將認購增發的H股，使其在本公司中持有股份維持在大約9.99%的水平，則在全球發行完成和非上市外資股轉換成H股後，預期滙豐保險將擁有618,886,334 H股，相當於本公司擴大發行後股本總額大約9.99%（但未計超額配股權或根據滙豐價格調整差價可能發行的任何新股份）。倘行使超額配股權，滙豐保險將有權再認購超額配股權項下發行的H股，以便將其持股比例控制在低於10%的水平。假設滙豐保險將在超額配股權被行使時認購增發的H股，以便維持其在本公司中持有大約9.99%的股份，則在全球發行完成和非上市外資股轉換成H股後，預期滙豐保險將擁有637,793,334 H股，相當於本公司擴大發行後股本總額大約9.99%（但未計根據滙豐價格調整差價可能增發的任何股份）。滙豐保險認購的該增發H股之認購條件與國際發行項下向其他投資者發售的一般條件相同。

滙豐保險、高盛投資者和摩根投資者分別是聯席保薦人和三大承銷商的關聯公司。詳細情況參閱「承銷 — 香港承銷商在本公司中的利益」一節。

關連交易

於H股在香港聯交所上市後，及作為「本公司重組」一節中說明的重組之結果，本公司所達成的一些交易將構成《香港上市規則》含義中的關連交易。為本節之目的，「關連人士」一詞具有《香港上市規則》第14A章中定義的含義。

A. 豁免持續性關連交易

本集團獲豁免遵守香港上市規則第14A章項下各種報告、公告和獨立股東批准規定的持續性關連交易詳細情況如下：

1. 集團內部交易

(a) 集團內部租賃協議和提供物業管理服務

本公司的子公司按照一般的商務條款與平安證券就作為營業場所之用的租用物業達成了各項租賃協議。這些租用物業分處於平安證券的服務地區。本公司的某些子公司還根據該等子公司與平安證券達成的物業管理服務協議，按照一般的商務條款向平安證券提供物業管理服務。預期平安證券

12月31日終止，但若至2006年12月31日中國法律法規仍不允許外資金融機構參與雙方諒解備忘錄擬定的業務，則在該種情形下上述終止日應延長至2009年12月31日。

根據本公司與滙豐保險達成的技術援助與服務協議，滙豐保險將在其認為合適的時間及以其認為合適的形式向本公司提供有關在多個領域的國際慣例方面的建議和指導，包括：

- 內部稽核與合規性；
- 有關保險產品和其他金融服務銷售方面的代理人監督；
- 銀行保險安排；及
- 風險管理，包括核保和理賠管理及建立具成本效益的、健全的再保險計劃。

技術援助與服務協議有效期為6年（但滙豐保險於本公司中的持股降至6%或以下時，協議終止。）

滙豐保險已經放棄下列那些根據及源於滙豐保險2002年對本公司股份的認購而被賦予的作為本公司股東的權利。該等權利不是其他H股股東於本公司H股上市後一般可享有，該等權利的放棄從上市之日起生效：

(1) 滙豐價格調整差價；

(2) 公司審計委員會中至少要包括一名由滙豐保險任命的董事的權利；且

(3) 公司審計委員會的法定人數至少要由一名由滙豐保險任命的董事組成的權利。

滙豐保險根據其於2002年的認購享有的其他權利，即本公司和滙豐保險同意的滙豐保險作為戰略伙伴享有的合同權利而非作為本公司股東享有的權利，仍維持不變。為避免疑問，該等棄權不應涵蓋滙豐保險由於本公司H股上市或作為本公司H股上市的一部份可行使的權利，包括超額配股權的行使。

根據本公司現行公司章程（將在H股於香港聯交所上市時由新的公司章程代替），倘本公司除其他事項外發行任何新股票，則本公司的所有股東有權在適用法律法規規定的範圍內購買或認購本公司發行的股票的某一數量，以便保持其在該增發股票前持有本公司股票的比例。高盛投資者、摩根投資者和日本第一生命保險相互會社都放棄了該權利。

根據本公司現行公司章程項下規定的上述權利，滙豐保險已經向本公司表示有意認購本公司在國際發行中增發的H股，但在全球發行後其在本公司中持有的股份將維持在不超過10%的水平。而

均已放棄保留各自持股比例的權利，並放棄避免各自持股比例被攤薄至低於本公司已發行總股份3.75%的權利，雖然認購協議在上市日後繼續有效，但認購協議項下的該等反攤薄權將自上市日（含該日）起過期及失效。高盛投資者和摩根投資者均已放棄那些根據及源於相關的認購協議而被賦予的作為公司股東的權利。該等權利不是公司的其他股東於本公司H股上市後一般可享有，該等權利的放棄從上市之日起生效。

高盛投資者、摩根投資者、滙豐保險和日本第一生命保險相互會社擁有的非上市外資股將在全球發行項下的H股發行時將轉換成H股。高盛投資者和摩根投資者均同意在上市日後一年內不出售各自所轉換的H股。而且，滙豐保險和日本第一生命保險相互會社均同意在上市日後三年內不出售各自所轉換的H股。

2002年11月，滙豐保險以法人股的形式投入6億美元認購了本公司（隨認購而擴大的）10%的權益。根據本公司的公司章程，滙豐保險有權就其擁有的每5%的股權提名一名人士出任本公司的董事。本公司已於2004年3月9日通過了新公司章程，新公司章程將於上市日生效。有關本公司公司章程之概要，請參閱本招股書附錄七。另外，根據滙豐保險和本公司之間的技術援助與服務協議，滙豐保險提名的一名董事已出任本公司審計委員會的委員。

根據有關滙豐保險投資本公司的認購協議，倘本公司在2005年10月7日前三年內以低於滙豐保險為持有公司10%的權益支付的每股價格發行任何新股票或進行首次公開發行（包括在首次公開發行中出售已有的股份），則本公司必須向滙豐保險支付現金及／或紅利股，其金額或數量參照滙豐保險依據認購協議已支付價格和新發行或首次公開發行中等量新股價格之間的差額計算（**滙豐價格調整差價**）。滙豐保險根據本協議獲得的任何現金支付必須用來認購有關新發行或首次公開發行中增發的股票，認購量可達到當時法律允許的投資限額，而滙豐保險可以保留任何多餘的現金支付。

根據本公司和滙豐保險之間達成的諒解備忘錄，滙豐保險有權（但無義務），除其他事項外，在中國有關法律法規允許的情況下、按照允許的方式與本公司在包括貸記卡和借記卡業務以及房地產抵押貸款業務的金融服務領域就確定戰略計劃並建立戰略聯盟展開合作。上述權利應於2008年

投資，高盛投資者和摩根投資者持有的股權又分別被攤薄到6.86%。2003年3月，摩根投資者在獲得中國保監會的批准後，將其在本公司中1%的股權轉讓給日本第一生命保險相互會社。

2002年12月本公司重組後，高盛投資者和摩根投資者的關聯公司還分別擁有平安壽險和平安產險0.001%和0.09%的股本。參閱「本公司重組」。

根據本公司分別與高盛投資者和摩根投資者達成的認購協議，雙方同意在取得有關政府批准的前提下，本公司將盡力通過首次公開發行的方式安排本公司的股票上市。本公司還同意，在適當的情況下，將盡最大努力將高盛投資者和摩根投資者持有的股票包含在該首次公開發行中，以便這些股份可以向公眾轉讓。在高盛投資者和摩根投資者購買本公司股份之日後5年內，倘上述首次公開發行未能實現，本公司將有義務根據上述認購協議，盡最大努力促使這些股東能夠立即獲得或實現其在該股份方面的股權價值。尤其是，本公司已經獲得中國保監會和中國證監會的批准，可以將高盛投資者、摩根投資者、滙豐保險和日本第一生命保險相互會社擁有的非上市外資股轉換成H股，本公司已向香港聯交所上市委員會提交了申請，申請在香港聯交所上市該部份H股。

根據有關認購協議，倘本公司發行或轉讓其股份權益，則高盛投資者和摩根投資者應該有權按照相同的條件參與有關交易，以便其能夠維持在本公司中的持股比例，惟以下情況除外：

- 本公司股份首次公開發行和在主要證券交易所上市後，向公眾發售和上市的股份不低於本公司股份的25%；

- 為了將本公司的任何子公司轉變成分公司，所發行或出售的本公司股票，包括所有以前的股份發行、轉讓或出售，不超過相關認購協議結束時本公司發行在外總股票的10%；或

- 本公司股份的發行或出售或其他相關轉讓中：(1)本公司列位董事通過書面決議認為符合本公司的最大利益；(2)具體價格不低於(a)本公司股份在相關時間的公允市場價值，和(b)上述投資者支付的每股價格按照股票拆細、分配、股息和1993年12月31日後就本公司股份宣佈、批准或進行的其他類似事件進行了調整，二者以高者為準；及(3)同以前的所有其他該種發行、出售或其他相關轉讓一起，不超過(x)高盛投資者或摩根投資者當時或以前直接或間接分別擁有最高股票數量的3倍，及(y)擬訂發行結束時本公司發行在外總股票數量的15%，二者以較低者為準。

根據有關認購協議，本公司還同意，本公司將不會採取任何行動將高盛投資者和摩根投資者分別持有的股份攤薄到低於本公司於有關時間已發行總股份3.75%的水平。高盛投資者和摩根投資者

步開放，可能削弱本公司目前享有的某些競爭優勢。具體而言，中國已經在其加入WTO的協議中承諾，在未來五年期間：

- 消除對外資保險公司開展業務的地域限制；
- 消除外資財產保險公司在業務範圍和股權方面的限制；
- 消除外資人壽保險公司在業務範圍方面的限制；及
- 將外資在人壽保險公司中的股權比例限制增加到50%。

中國保險市場對外國保險公司的開放和因此加劇的競爭可能對本公司的業務及其未來的盈利能力產生重大不利影響。

根據有關中國法規要求，外資保險公司的設立和開業經營須經中國保監會審批。2003年，中國保監會授權批准建立了三家外資保險公司。另外，截至2003年12月31日，有128家外國保險公司已經在中國建立了192個代表處。雖然這些公司預期會加劇中國保險業的競爭，本公司相信，加劇的競爭也將有助於加快中國保險市場的發展和壯大。

自2002年7月以來，中國證監會還允許建立中外合資證券公司，允許外國投資者的投資比例達到33%。允許中外合資證券公司在中國承銷股票發行，參加中國政府債券和企業債券的客戶交易和自營交易，並可代表客戶進行B股和H股的交易。有關中國法規要求，由中國證監會對中外合資證券公司的設立和開業經營進行審批。截至2003年12月31日，中國證監會授權批准三家中外合資證券公司在中國開始經營業務。本公司預期，隨著更多中外合資證券公司獲得中國證監會批准在中國從事經營活動，中國證券市場的競爭水平將進一步提高。

海外經營

本公司的海外經營主要集中在香港保險市場，而本公司則主要與國際保險公司進行競爭，其中部份公司的財務、管理和其他資源較本公司更為強大，經營經驗也可能更為豐富。

海外投資者

根據本公司分別與高盛投資者和摩根投資者於1994年達成的認購協議，高盛投資者和摩根投資者分別購買了本公司5.56%的股權。經過1997年1月本公司的增資擴股，高盛投資者和摩根投資者持有的股權分別增加到7.63%，但是後來由於2002年11月滙豐保險按照下列說明對本公司進行

本公司認為，本公司在中國壽險行業擁有穩固的競爭地位。本公司並不強調毛承保保費及保單費收入的增長，而是制定了更關注盈利性更好的保險產品以確保可持續性的保費收入流的戰略，如期繳保費保險和短期壽險產品等。雖然本公司毛承保保費及保單費收入的增長速度低於中國壽險行業的增長率，但本公司的續期保費是中國所有大型壽險公司中最高的，佔2003年本公司毛承保保費及保單費收入總額48.6%以上。

財產保險

截至2003年12月31日，中國有24家財產保險公司。另外，截至同一日期，還有14家外國財產保險公司獲得營業許可在中國開展保險業務。根據中國保監會公佈的數據，2002年，中國人民財產保險股份有限公司、中國太平洋財產保險股份有限公司和本公司保費收入佔中國財產保險行業總保費收入的比例總額大約分別為70.9%、13.2%和10.6%。

本公司相信本公司在中國財產保險行業擁有競爭優勢。本公司的財產保險核保政策強調盈利能力，且本公司不打算依靠打價格戰來贏得客戶，而是有計劃地吸引優質的財產保險客戶。

信託

由於中國政府於1999年進行信託行業重組，截至2003年12月31日，在中國經營的信託公司的數量從1999年超過230家減少到55家。本公司預期未來中國金融服務的自由化將導致信託公司、商業銀行、證券公司和證券投資基金管理公司之間的競爭。本公司尋求通過充分利用廣泛的客戶群和分銷網絡、專業化的人員和管理層及知名的保險服務品牌來增強本公司信託業務的競爭地位。

證券

截至2003年12月31日，中國共有128家證券公司。根據上海證券報公佈的數據，2003年，平安證券的證券交易金額佔第23位。本公司認為平安證券能夠通過其與本公司之間的關係，充分利用本公司廣泛的客戶群和分銷網絡、專業化的人員和管理層及本公司知名的品牌來增強自己的競爭地位。平安證券的主要競爭對手有中國銀河證券有限公司、國泰君安證券有限公司和海通證券有限公司。

中國加入WTO的影響

隨著中國於2001年12月加入WTO，中國政府逐漸減少了外資參與中國保險市場方面的種種限制。本公司預期中國政府將繼續減少這方面的限制。因此，中國保險市場對外國保險公司的進一

競爭

本公司在各業務領域和海外經營中都面臨著競爭。保險行業的競爭取決於許多因素，包括銷售隊伍實力和能力、產品的設計特點、客戶服務、獨立評級機構提供的財務實力評級、理賠服務、聲譽、預期的財務實力及保險公司在承保方面的經驗等。

本公司的主要競爭對手包括國內外壽險公司、產險公司、共同基金公司和其他金融服務供應商。其中一些公司的財務、管理和其他資源可能比本公司強大，也可能有更豐富的經營經驗。而且，這些公司可能能夠提供更廣泛的產品和服務，並能夠建立更充足的準備金。而且，本公司的有些國內競爭對手可享有特殊的政策優惠。例如，在1983年重建之際，中國最大的財產保險公司中國財險獲准建立全國性的業務網絡，而本公司直到1992年才獲准。另外，中國人壽現在是中國最大的壽險公司，該公司已經從比本公司先獲准建立全國性的分銷網絡方面獲益。

近年來，外國保險公司正陸續進入中國保險市場，根據中國加入WTO作出的各項承諾，保險行業將對國外競爭者更加開放，預期外國保險公司的業務活動將進一步擴大。尤其是，有些新進入者能夠通過與其他中國的保險公司結成聯盟和建立合資保險公司的形式，通過充分利用其在本國市場開發的產品和技能，快速在中國開展經營。而且，有些新進入者還可以採用比包括本公司在內的中國保險公司更激進的定價戰略。

另外，中國投資法規近期發生了各種變化，放鬆有關共同基金的設立和證券銷售的各項規則，從而增加保險公司可選擇的金融投資產品。這些產品可能對公眾更有吸引力，從而對本公司某些產品，包括分紅型人壽和投資連結型產品的銷售產生不利影響。參閱「風險因素 — 與本公司保險經營有關的風險 — 中國保險業的競爭日趨激烈，倘本公司不能夠有效地參與競爭，業務和前景將會受到損害」。

人壽保險

截至2003年12月31日，中國有32家壽險公司。另外，截至同一日期，還有23家外國壽險公司獲得營業許可，可以與中國保險公司建立合資企業和其他安排在中國進行保險業務。根據中國保監會公佈的數據，2002年，中國人壽保險（集團）公司、本公司和中國太平洋人壽保險股份有限公司各自的保費收入佔中國壽險市場的份額大約分別為56.6%、23.5%和11.0%。

32.4%是由客戶通過使用這一渠道來實現交易的。本公司的PA18金融門戶網站還通過各種方法支持壽險與產險產品的銷售，如固定價值保險卡的網上直接銷售和激活等。尤其是，通過本公司的PA18金融門戶網站銷售的低保費貨物運輸保險，能夠有效地節省成本。貨運代理客戶通過該網站對裝運貨物進行登記後，其餘的程序都可以進行自動處理，附加費用相對較低。

- 通過PA18金融門戶網站，本公司能夠為客戶快速創造度身訂制的服務，從而為本公司最大的團體壽險客戶提供服務。本公司對客戶需要提供快速應答，是本公司贏得並維持這些業務的主要原因之一。

- 使用本公司的PA18金融門戶網站作為切入點，為本公司的機動車輛保險理賠系統提供統一的平台，協調本公司的電話中心、損害估價師、夥伴修理機構和後台辦公室，共同提供快速理賠服務。使用這一系統，本公司的機動車輛保險客戶可以在中國任何地方取得理賠服務。

- 本公司通過PA18金融門戶網站向壽險銷售代理提供支持。除了互聯網服務以外，本公司的銷售代理還可以利用個人手提電腦，使用專用銷售支持應用程序生成保險建議書、管理自己的銷售活動，及實時通過本公司的集中化數據庫取得最新的客戶信息和保單信息。自2002年以來，本公司有超過20,000名壽險銷售代理使用了該支持應用程序。2003年9月，本公司還推出了這一銷售支持應用程序的個人數字助理版本，以很低的費用向本公司的壽險銷售代理人提供這種應用程序4,000多份。

評級

財務實力的衡量是影響公眾對本公司保險產品信心的重要因素，從而影響本公司的競爭力。本公司的財務實力評級是衡量本公司財務實力的一個標準。2003年，本公司獲得惠譽國際有限公司的關聯方中國誠信國際信用評級公司以及穆迪投資者服務公司的關聯方大公全球信用評級有限公司授予AAA級別的財務實力評級。參閱「風險因素 — 與本公司整體業務有關的風險 — 預期本公司財務實力的下降或本公司評級的降低可能增加退保和減保，進而損害本公司與其各債權人、交易對方及產品分銷商之間的關係」一節。

上述評級反映了各評級機構對本公司財務實力、經營業績和本公司滿足對保單持有人承擔義務能力的意見，不是為本公司H股或美國存托股份持有人提供的評估，不以任何方式反映本公司H股或美國存托股份的安全性。在決定投資本公司的H股或美國存托股份時，閣下不應依賴這些評級。

小範圍內。本公司能夠快速從不同的硬件系統中將客戶的信息合併到集中的數據庫中，因此本公司認為能夠升級並增加各種服務功能，同中國其他保險公司相比，能夠更方便、更有效、且更節省成本地促進銷售。

為避免過度依賴個別廠商，本公司使用開放的技術標準，可以從不同的廠商獲得合格的解決方案。例如，本公司基於Unix的開放系統計算機由惠普、Sun和IBM提供；本公司的LINUX計算機由IBM、戴爾和惠普提供的；本公司的J2EE中間設備平台由BEA和Oracle提供。雖然本公司的有關數據庫都由Oracle提供，但是本公司也可以從IBM和Informix等其他廠商獲得有關數據庫解決方案。

本公司與這些廠商保持良好的合作關係（對此本公司每3－5年審查一次）。由於本公司的各廠商符合同一開放標準，廠商之間的轉換障礙本公司是可以進行控制的。

就對本公司業務重要的技術（如Oracle關係數據庫）而言，本公司使用很保守的系統升級方法，對其需要進行仔細的測試和規劃。

近三年來，本公司從未出現軟件或硬件故障造成的重大系統故障，未造成大面積的重大業務損失。

本公司信息技術系統的效率通過以下方面得到強化：

- 本公司已經將公司的業務數據合併到深圳和上海兩地相互備份的數據中心。通過統一後備的通信線路和備用系統，本公司保證能夠為3,600多家分公司和分支機構提供服務。在本公司整個全國分公司網絡保持本公司的信息技術系統持續運作，對提供有效的客戶服務尤其重要。

- 本公司還於2000年建立了一個每天24小時服務的全國壽險客戶電話中心。在2003年，本公司的壽險客戶服務電話中心日平均處理30,000個電話，大約佔每日壽險客戶查詢量的65%。本公司的經營集中化，有助於本公司在全國實現統一的服務品質，並通過規模經濟控制成本。另外，2003年，本公司每天24小時服務的全國財產保險客戶電話中心也開始運營。

- 本公司擁有集中化的客戶數據庫，該數據庫包含超過2,700萬名壽險客戶和400萬名產險客戶的數據。本公司的數據庫對與客戶有關的所有壽險和產險保單進行跟踪。而且，這一集中化的客戶數據庫使本公司能夠在所有分公司交叉檢查壽險客戶的風險，並向本公司所有電話中心的客戶服務代表提供最新的客戶信息和最新的客戶請求。

- 在2000年，本公司建立了PA18金融門戶網站。除了作為客戶服務電子商務平台，該門戶還是公司互聯網基業務的支持系統和公司銷售代理人的進入端口。本公司的客戶還可以使用PA18金融門戶網站來進行證券交易。2003年，本公司的證券交易按照價值計算有大約

信息技術

本公司認為，發展和使用信息技術對本公司有效的業務經營至關重要，是本公司獲得成功的關鍵因素。依賴於信息技術的重要職能包括本公司之各種後台運行，如精算、核保和理賠、銷售支持、財務管理、管理信息報告、客戶服務支持及本公司的電子商務互聯網站等。本公司在其信息技術方面有重大的投資，且本公司相信，本公司是中國保險業的信息技術領先者。2003年，為評估中國企業的信息技術能力，國家信息評估中心組織了信息技術500強調查，在該調查中本公司被列為保險行業的第一位。

本公司的集中信息技術小組大約由440名員工組成，其中有大約240名員工集中開發新的應用程序和信息技術基礎設施，而其餘員工則專門進行本公司現有應用程序和信息技術基礎設施的運行維護。基本上本公司的所有信息技術員工都擁有學士及以上學歷。

本公司開發了自己的統一信息技術平台，供本公司的所有業務和整個分公司和支公司使用。本公司的統一平台促進不同應用程序之間及不同業務和各分公司及銷售機構網絡中的信息共享。這一統一的信息平台還能集中本公司的後台運行，如核保和理賠及本公司的管理信息系統，有助於本公司確保管理層能夠及時獲得各級運行部門的財務和經營數據。本公司還內部開發了信息技術系統，並且本公司相信，這使本公司能夠對中國保險市場不斷變化的條件作出更積極的回應，並較少地依靠第三方信息技術顧問、開發商和供應廠商。

自2001年以來，本公司開始利用互聯網全面實施所有應用程序。尤其是，利用網絡瀏覽器，本公司的員工能夠通過公司的內聯網在內部使用各種應用程序，而本公司的客戶和業務夥伴則能夠通過互聯網和虛擬私人專用網獲得本公司的各種應用服務。而且，本公司電話中心和分公司之客戶服務人員還可以獲得最新的客戶信息並遠程協調向客戶提供的各種服務。另外，本公司還實施了其他先進技術，以提高本公司的效益，降低公司經營的單位成本，並增強公司的風險控制能力。例如，本公司的管理信息系統能夠從各銷售網點到整個壽險和產險業務領域對各個業務層級的關鍵業績指標提交報告。而且，本公司將使用先進的圖像工作流程技術，促進後台操作和規則生成軟件集中化，使核保規則自動化，並縮短系統中支持新產品所需要的時間。

只要有可能，本公司將使用同樣的成套技術標準來開發本公司的系統。例如，本公司的所有數據庫管理系統都由Oracle公司開發的，所有服務器都是基於Unix的開放系統，所有新應用程序都用Java計算機語言編程。這樣，可以節省本公司成本、增加本公司靈活性，並在不斷變化的業務需求中增強反應性，同時又避免了不兼容硬件系統的集成問題，而且不將自己封閉在特定硬件廠商的狹

外幣風險管理

外幣風險是指外幣匯率變動造成損失的風險。本公司業務所涉及的其他貨幣與人民幣之間的匯率波動可能影響本公司的財務狀況和經營業績。本公司尋求通過本公司淨外幣頭寸最小化來限制本公司暴露的外幣風險。

本公司的所有收入和所有費用幾乎都來自或歸結於本公司在中國進行的業務活動。所以，本公司歷史上的淨外幣頭寸並不大。但是，由於2002年11月滙豐保險在本公司進行的6億美元的投資，將美元兑換成人民幣的匯率波動可能影響本公司各年度所報告的財務狀況和經營業績。

經營風險管理

經營風險是由於信息、通信、交易處理和結算系統與程序故障引起的損失風險。經營風險包括未能獲得適當的內部授權、未能適當地對交易進行記錄、設備故障及員工培訓不充分或員工錯誤等。本公司對經營風險進行管理，具體方法是建立明確的政策、要求對各種程序進行適當的記錄及確保對交易進行對賬和監督等。

本公司的經營風險管理從本公司各業務部門經理開始。這些經理從一開始就要根據公司各業務部門建立的控制標準和有關法律法規來負責監督本公司的經營人員。他們的經營風險管理活動要受本公司高級管理人員的監督。另外，本公司之內部稽核部門根據本公司審計委員會批准的稽核計劃來對本公司的經營進行年度審查和稽核，以確定本公司的經營活動是否符合本公司的集中化政策和程序。參閱「— 內部稽核」。

內部稽核

本公司內部稽核部協助本公司對日常經營進行管理，具體方法是評估本公司內部控制和程序的充足性和有效性，建議改進這些控制和程序，並監督有關改進活動的實施等。本公司內部稽核部直接對本公司審計委員會負責，公司審計委員會全面負責監督本公司、主要子公司和分公司、分支機構的內部控制與程序。

本公司內部稽核部之人員和管理設立在本公司總部一級，負責稽核本公司在整個中國的經營活動。本公司相信，這一稽核結構能夠確保有關公司各級經營部門的審計發現並向本公司內部稽核部、審計委員會和董事會提交報告的直接性、獨立性、全面性和可靠性。本公司內部稽核部還負責監督對本公司信息技術系統之完整性和所有主要系統應用程序之適當運行進行監督。

本公司依靠多種流動性渠道來滿足本公司的資金需求。本公司營運的資金來源主要是向保單持有人收取保費及相關的投資收入。本公司還可以以回購協議的形式獲得短期借款，並隨時出售投資獲得資金。

本公司資產和負債管理活動的主要目標是獲得最優的投資回報，同時維持充足的流動性和資本，並限制本公司的總體風險。尤其是，本公司已經實施了各種措施：

- 設計保險產品，以降低非預期流動性需求的可能性；
- 根據監管和本公司的內部要求，對本公司的流動性頭寸進行監督管理；
- 定期進行滿期給付缺口分析，使管理層能夠定期審查並監督本公司的流動性頭寸；
- 編製未來24個月期間的月度現金流量預測和未來三年的年度現金流量預測，並對本公司的投資組合進行月度流動性分析；及
- 確定各種需要監督的因素，及建立流動性風險預警指數系統，以預先檢測任何不合常規的跡象。

集中風險管理

集中風險是本公司由於將投資大量集中在單一的實體、相關實體群或行業部門引起的巨大損失的風險。本公司尋求控制本公司集中風險的具體方法是限制在任何單一實體或相關實體群上的投資金額，且本公司至少每年要審查並修改這些限額。

由於當前中國對保險公司投資的監管限制，本公司的所有投資幾乎都集中在中國有限的投資品種上。截至2003年12月31日，商業銀行定期存款、政府債券、政府項目金融債券、國有企業的企業債券及證券投資基金賬戶大約分別佔本公司投資資產的50.2%、24.5%、12.3%、6.9%和2.9%。特別是，截至2003年12月31日，本公司定期存款總額的大約55.6%，或本公司投資資產的大約27.9%，總額共人民幣434.97億元集中在中國五大商業銀行。參閱「風險因素 — 與本公司投資組合有關的風險 — 由於適用的中國法規對投資品種的限制致使本公司的投資組合多樣化及尋求最優投資回報的能力受限，因此，特定投資類型價值的減少對本公司的財務狀況和經營業績可能產生重大不利影響」一節。在符合有關中國法規的情況下，本公司計劃使自己的投資組合多元化，具體方法是增加在政府債券、金融債券、企業債券和潛在新型投資選項上的投資，尤其是增加在年期較長的投資品種上的投資，並減少本公司定期存款的水平。

市場風險管理

市場風險是由於金融工具價值的變化引起的未來收益、公允價值或未來現金流等可能遭受損失的風險，而金融工具價值變化的原因則是因為影響市場風險敏感工具的利率、市場價格和其他因素等發生了變化。市場風險來源於所有對市場風險敏感的金融工具。本公司市場風險管理活動的主要目標如下：

- 將潛在的市場損失控制在可接受的水平，並通過對本公司業務中內在的市場風險進行獨立的識別、評估和理解，來促進收益的穩定性；
- 幫助本公司設定全公司控制市場風險的統一標準；及
- 確定權益風險投資的相關限制。

同樣請參閱「財務信息 — 市場風險之定量與定性披露」。

信用風險管理

信用風險是在固定收入投資方面由於本公司的債務人不能支付到期本金或利息從而引起經濟損失的風險，或在權益投資方面由於公司倒閉造成之價值損失的風險。本公司承受的信用風險主要涉及本公司與商業銀行達成的存款安排、本公司投資於中國企業發行的債券及本公司與再保險公司達成的再保險安排等。本公司降低信用風險的方法是利用詳細的信用控制政策，對潛在的投資進行信用分析及在本公司的投資組合中實施交易對方總體風險限制等。本公司的投資指南也要求對各投資類型的風險水平不斷進行監督，並進行相應的調整。對於按照歷史成本持有的投資資產，任何時候只要本公司不能夠按照有關契約條款收取到期款項，都會在本公司的財務結果中確認為虧損或損失。為了降低與本公司再保險協議有關的信用風險，本公司實施了特定的交易對方風險管理措施和限制。另外，本公司持續監測再保險公司的財務狀況，並定期檢討本公司的再保險協議。而且，本公司定期審核超期餘額並依據應收保費的賬齡對呆賬提取準備金（包含一般及特別準備金）。本集團尋求對其未收應收保費進行嚴格控制，並利用信用控制功能來使信用風險最小化。

流動性風險管理

流動性風險是指本公司不能夠獲得充足的資金來滿足到期負債的風險。本公司的流動性風險表現在保單允許退保、減保或其他形式的提前終止保險方面。本公司尋求對其流動性風險進行管理的具體方式包括在可能的限度內使本公司投資資產久期與本公司保單的久期相互匹配。

產品風險管理

產品風險指與特定保險產品有關的潛在損失風險，造成這種潛在損失風險的原因是實際的市場狀況及實際損失與產品設計和定價中使用的假設市場狀況及損失出現不同。本公司的產品風險由產品中心來進行管理，由精算部門主管和各主要業務單位的主管組成。本公司產品中心制定各種標準和指南，以確保本公司特定產品之風險控制在可接受的限度內，並與特定的產品性質相符。這些產品風險標準和指南涵蓋範圍主要包括產品設計、定價方法、各種假設的設定、資本要求、利潤率目標、文檔、審批程序和損失監督計劃等。

平安壽險和平安產險具體指定定價管理人員，負責本公司保險產品的所有設計和定價。本公司的精算主管及平安壽險和平安產險的相關首席執行官對各產品的設計和定價進行審批，確保符合相關產品標準並遵守各種指南要求。為了減少本公司的產品風險，本公司的核保和理賠部門密切監督相關的核保和理賠政策與程序。另外，本公司還設定了總體自留風險限額並購買再保險，以進一步降低本公司之產品風險。

資產與負債管理

本公司資產與負債管理的目標是使本公司的資產與負債的久期相互匹配。但是在中國當前的監管和市場環境中，本公司投資資產久期比本公司壽險負債久期短。參閱「風險因素 — 與本公司整體業務有關的風險 — 由於中國可以投資於資本市場長期固定收入證券種類有限，加上法律和監管對本公司可以進行的投資類型施加的各種限制，本公司資產和負債久期的匹配問題會增加本公司的利率風險」一節。本公司密切監測公司資產久期與負債久期之差異，並及時預測資產與負債兩方面的現金流量。本公司業務單位的精算師和本公司的投資專家每月召開會議，對有關問題進行交流。本公司計劃通過以下方法減少本公司資產久期與負債久期不匹配的程度：

- 在當前監管框架及市場環境中將資產轉移到長期固定收入證券中，如長期企業債券；
- 鼓勵銷售本公司短期意外與健康保險產品；
- 關注中國保監會放鬆對保險公司可投資渠道的監管限制的發展，並充分利用任何可獲得的新投資選擇；及
- 關注中國資本市場的發展，以使本公司的投資組合多元化並優化本公司投資的收益率。

下表說明截至所顯示日期本公司投資組合中證券投資基金的市場價值：

	截至12月31日		
	2001年	2002年	2003年
		(人民幣百萬元)	
證券投資基金	2,416	2,836	4,648

非上市權益投資

本公司對幾家非上市中國公司以及上市中國公司的非上市法人股進行了權益投資。該等權益投資在活躍的市場中無市場價格且其公允價值不能可靠地計量。這些權益投資以其成本入賬，如發生減值則予以調整。本公司正在按合理的商業條件處置上述投資。本公司認為對上述投資的處置對本公司的財務狀況和經營業績將不會產生重大影響。

同業拆借及貸款

同業拆借及貸款包括回購協議下的貸款、銀行間拆借、保單質押貸款、委託貸款和其他貸款。截至2003年12月31日，同業拆借及貸款佔本公司投資資產總額大約2.1%。

投資物業

本公司還投資於房地產並獲得有關投資租賃收入。截至2003年12月31日，投資物業佔本公司投資資產總額大約0.9%。

風險管理

概況

風險管理對本公司經營非常重要。本公司建立了綜合、統一的整體企業風險管理框架，對全公司不同運營進行持續性風險管理。

本公司的風險管理框架旨在跨運營部門培養強有力的、充分掌握實情的風險管理文化，以此支持公司的業務決策。本公司的風險管理活動由風險管理委員會集中實施和監督。風險管理委員會的成員包括本公司財務、投資、精算和內部稽核部門的主要負責人及本公司主要子公司的業務主管。風險管理委員會負責確認並審查整個集團的主要風險領域和本公司的所有經營原則，批准主要的財務和運營風險管理政策，並確保有關政策得到遵守。風險管理委員會還使用合適的風險管理技術定期編製風險分析報告。

下表說明截至所顯示日期本公司在企業債券中的投資按照到期日劃分的組成：

	面值	面值%	估計公允價值
	(人民幣百萬元，比例除外)		
截至2001年12月31日：			
1年內到期	3	0.1%	3
1到5年到期	117	4.2%	155
5到10年到期	2,052	74.0%	2,093
10年以上到期	600	21.7%	609
截至2002年12月31日：			
1年內到期	113	2.7%	188
1到5年到期	517	12.4%	528
5到10年到期	1,786	43.0%	1,859
10年以上到期	1,742	41.9%	1,791
截至2003年12月31日：			
1年內到期	5	0.1%	3
1到5年到期	793	8.0%	802
5到10年到期	3,285	33.0%	3,358
10年以上到期	5,861	58.9%	5,868

本公司企業債券公允價值的確定方法與政府債券公允價值的確定方法相同。

證券投資基金

自2000年12月開始，中國的保險公司，如本公司，獲准通過證券投資基金，將最高不超過其總資產的15%投資於在上海證券交易所或深圳證券交易所上市的中國公司。在上海證券交易所和深圳證券交易所交易的股票之價值一般具有很大的波動性。所以，本公司在可預見的未來預期不會大量增加其持有的證券投資基金。截至2003年12月31日，證券投資基金佔本公司投資資產總額大約2.9%。

由於2001年和2002年中國證券交易市場出現大幅下滑，本公司投資組合中的證券投資基金遭受明顯的未實現投資損失。與證券投資基金有關的未實現投資損失在2002年和2003年分別為人民幣7.75億元和人民幣4.00億元。參閱「風險因素 — 與本公司投資組合有關的風險—中國證券市場的波動引起股票價值變化，可能對本公司投資組合之價值及本公司的財務狀況和經營業績造成重大負面影響」一節。

下表説明截至所顯示日期本公司在金融債券中的投資按照到期日劃分的組成：

	面值	面值%	估計公允價值
	(人民幣百萬元，比例除外)		
截至2001年12月31日：			
1年內到期	10	0.3%	10
1到5年到期	140	3.5%	148
5到10年到期	3,825	95.9%	3,951
10年以上到期	10	0.3%	16
截至2002年12月31日：			
1年內到期	20	0.3%	20
1到5年到期	160	2.2%	164
5到10年到期	6,059	84.2%	6,129
10年以上到期	960	13.3%	997
截至2003年12月31日：			
1年內到期	721	3.7%	713
1到5年到期	1,852	9.6%	1,902
5到10年到期	11,350	58.8%	11,638
10年以上到期	5,397	27.9%	5,450

本公司金融債券公允價值的確定方法與政府債券公允價值的確定方法相同。

企業債券

從2003年6月起，中國的保險公司，如本公司，可以將截至上月月末總資產的20%（按成本計算）用來投資於經中國保監會認可的信用評級機構評為不低於AA級的中國企業所發行的企業債券。在2003年6月之前，中國保險公司的企業債券投資不允許超過其總資產的10%。截至2003年12月31日，本公司持有的企業債券大部份在中國的證券交易所上市。截至2003年12月31日，企業債券佔本公司投資資產總額大約6.9%。本公司打算進一步增加投資組合中企業債券的比例，以提高本公司投資收益。

稅，導致其稅後收益率高於其他一些投資選擇，因此本公司可能進一步增加政府債券在本公司投資組合中的比例，以提高本公司的投資收益率。另外，由於政府債券與其他投資資產相比具有較長的投資期限，本公司投資於政府債券有助於本公司填補資產和負債之間的久期缺口。

下表説明截至所顯示日期本公司在政府債券中的投資按照到期日劃分的組成：

	面值	面值%	估計公允價值
	（人民幣百萬元，比例除外）		
截至2001年12月31日：			
1年內到期	1,536	10.6%	1,747
1到5年到期	8,545	58.6%	10,357
5到10年到期	4,243	29.1%	4,580
10年以上到期	250	1.7%	331
截至2002年12月31日：			
1年內到期	4,554	18.5%	5,859
1到5年到期	6,844	27.9%	7,426
5到10年到期	11,142	45.4%	11,681
10年以上到期	2,021	8.2%	2,291
截至2003年12月31日：			
1年內到期	1,519	4.2%	1,745
1到5年到期	8,508	23.4%	8,924
5到10年到期	11,921	32.7%	12,042
10年以上到期	14,471	39.7%	14,697

本公司上市債券投資截至資產負債表日的公允價值參考相關交易所最後交易日的價格確定。於第三方市場交易的債券的公允價值每年於資產負債表日參考最後的交易價格確定。倘若無最近交易價格，或者不存在第三方交易市場，其公允價值將以現金流量折現模型計量。折現率參考資產負債表日類似上市債券的收益率確定。

金融債券

金融債券主要是由中國三家國有政策性銀行，即中國國家開發銀行、中國進出口銀行和中國農業發展銀行為特定項目融資發行的債券，所融資項目通常除其他事項外，與基礎設施有關。這些債券一般不上市，通常在銀行間拆借市場進行交易。截至2003年12月31日，金融債券佔本公司投資資產總額大約12.3%。中國法規不限制本公司投資於金融債券的投資資產金額。

定期存款

截至2003年12月31日，本公司約有50.2%的投資資產存放於中國國有銀行和其他商業銀行。本公司於銀行的存款一般為5年以上的定期存款。在2002年和2003年，本公司的定期存款收益率大約分別為5.1%和4.6%，而2002年中國保險行業的平均收益率約為3.4%。倘中國當前的低利率環境持續下去，則本公司預期其定期存款的收益率和再投資比率都將繼續下降。本公司計劃逐漸減少其定期存款在總投資資產中的比例。

下表說明截至所顯示日期本公司存放定期存款最多的中國五大商業銀行：

	截至12月31日					
	2001年		2002年		2003年	
	存款	所佔%	存款	所佔%	存款	所佔%
	(人民幣百萬元，比例除外)					
中國銀行	7,841	17.1%	12,647	17.2%	10,167	13.0%
中國建設銀行	—	—	8,770	11.9	9,700	12.4
中國民生銀行	3,045	6.6	5,595	7.6	8,847	11.3
廣東發展銀行	7,437	16.2	9,509	13.0	8,381	10.7
中信實業銀行	5,933	12.9	6,133	8.4	6,402	8.2
其他銀行	21,667	47.2	30,785	41.9	34,736	44.4
合計	45,923	100.0%	73,439	100.0%	78,233	100.0%

下表說明截至所顯示日期按到期日劃分的本公司定期存款的組成：

	截至12月31日					
	2001年		2002年		2003年	
	賬面值	所佔%	賬面值	所佔%	賬面值	所佔%
	(人民幣百萬元，比例除外)					
1年內到期	2,447	5.3%	6,500	8.8%	3,689	4.7%
1至5年到期........	28,308	61.7	55,952	76.2	62,971	80.5
5年以上到期	15,168	33.0	10,987	15.0	11,573	14.8
合計	45,923	100.0%	73,439	100.0%	78,233	100.0%

政府債券

截至2003年12月31日，本公司在中國政府債券上的投資佔本公司投資資產大約24.5%。政府債券的期限最高達30年，利息收入可免稅。本公司既投資於上市政府債券又投資於非上市政府債券。由於中國法規不限制本公司投資於政府債券的投資資產金額，而且政府債券獲得的利息收入免

下表説明截至所顯示日期，有關本公司投資組合組成的某些信息：

	截至12月31日					
	2001年		2002年		2003年	
	賬面值	所佔%	賬面值	所佔%	賬面值	所佔%
	(人民幣百萬元，比例除外)					
定期存款	45,923	57.1%	73,439	58.1%	78,233	50.2%
固定期限債券投資						
政府債券	16,904	21.0	27,191	21.5	38,248	24.5
金融債券	3,990	5.0	7,253	5.7	19,154	12.3
企業債券	2,861	3.6	4,302	3.4	10,774	6.9
同業拆借及貸款	6,204	7.7	9,542	7.5	3,285	2.1
證券投資基金	2,416	3.0	2,836	2.2	4,648	2.9
投資物業	1,523	1.9	1,494	1.2	1,333	0.9
其他投資資產[1]	571	0.7	473	0.4	245	0.2
合計	80,392	100.0%	126,530	100.0%	155,920	100.0%

(1) 其他投資資產主要包括於聯營公司之投資及其他權益投資。

下表説明所顯示期間，與本公司投資資產有關的某些信息：

	截至12月31日止年度					
	2001年		2002年		2003年	
	收益率[1]	金額	收益率[1]	金額	收益率[1]	金額
	(人民幣百萬元，收益率除外)					
定期和其他銀行存款						
利息收入	5.7%	2,099	5.1%	3,055	4.6%	3,520
固定期限債券投資						
利息收入	4.4%	942	3.2%	990	4.0%	2,142
已實現及未實現						
收益／(損失)		(190)		(176)		387
合計		752		814		2,529
同業拆借及貸款						
投資收入	1.2%	49	2.1%	163	1.8%	118
證券投資基金						
股息收入	27.4%	756	3.9%	103	1.8%	69
已實現及未實現						
收益／(損失)		(65)		(121)		3
合計		691		(18)		72
投資物業						
投資收入	8.0%	105	7.8%	117	7.0%	99
處置於子公司權益						
投資的收入		69		4		5
投資收入合計	5.6%	3,765	4.0%	4,135	4.5%	6,343

(1) 投資收入與年初及年末平均投資的比率。

本公司已經對近期可能允許中國保險公司投資的多種投資品種進行了內部研究，如範圍更廣的企業債券和按揭貸款等。特別是，本公司在評估和管理這些潛在投資品種方面已具備了內部專業知識。

制定和執行本公司投資政策與內部控制的責任分配如下：

- *投資管理委員會。* 本公司投資管理委員會制定總體資產配置戰略、中長期投資戰略和風險限額。該委員會對本公司與投資有關的經營業績進行月度審核，並監督各種類投資的監管限制、市場機遇和回報率。另外，該委員會還負責審核和批准某些大額投資項目。

- *投資管理中心。* 本公司投資管理中心是由投資組合經理、資產管理經理、投資風險經理及後台作業人員組成的經驗豐富的團隊，負責本公司資產配置和投資戰略的日常實施。投資管理中心的活動受本公司首席投資執行官領導和監督。

投資組合的構成

截至2003年12月31日，本公司的總資產為人民幣2,035億元。由於目前中國對保險公司投資的監管限制，本公司絕大多數投資都集中在中國境內有限的投資品種上。具體而言，截至2003年12月31日，商業銀行定期存款、政府債券、有關政府項目的金融債券、企業債券和證券投資基金分別佔本公司總投資資產大約50.2%、24.5%、12.3%、6.9%和2.9%。在中國有關法規要求下，本公司計劃使本公司的投資組合多樣化，具體方法是增加本公司在政府債券、金融債券、企業債券和潛在的新型投資工具中的投資，尤其是投資於有較長期限的投資工具，並減少本公司定期存款的佔比。

投資組合

投資政策與內部控制

本公司以壽險和產險業務收取的承保保費及保單費收入進行投資，並對這些投資進行管理，以確保本公司能夠承擔因承保保單而產生的有關責任。為了使本公司的投資與本公司保險產品的特定責任適當匹配，本公司對壽險和產險業務建立了獨立的投資賬戶。另外，由於本公司壽險產品的特性不同，本公司為其傳統非分紅型、傳統分紅型和非傳統壽險產品都分別建立了獨立的投資賬戶。

由於目前中國對保險公司投資的監管限制，幾乎所有本公司投資資產都集中在中國境內有限的投資品種上。有關這些限制的詳細說明，參閱「監督與管制 — 保險業務 — 保險資金的運用」部份。儘管中國有關法規限制了本公司的投資機會，在中國有關法規所允許的範圍內，本公司計劃使其投資組合多樣化。

本公司尋求投資組合回報最優化，同時，將總體投資風險控制在可接受的水平上。本公司為達到該目標，採用了具體的投資政策以及實施了內部控制。本公司會適時審核並修改投資政策、內部控制及評估本公司的投資組合業績。而且，為更好地管理本公司保險業務項下產生的不同風險，本公司對與壽險經營有關的和與產險經營有關的投資資產分別進行管理。參閱「— 風險管理」一節。

本公司投資政策與內部控制的主要特徵包括：

- 使本公司的投資資產與利率、久期和現金流等保險產品的負債特性相匹配；
- 在特定的風險總量限額下，限制本公司投資組合的利率風險、信用風險、流動性風險和其他風險；
- 在中國有關法規所允許的範圍內，使本公司的投資組合多樣化；及
- 嚴格限制本公司投資於任何一個公司或一組相關公司的投資風險。

本公司在久期、收益率和流動性的基礎上，尋求資產與負債相匹配。但是，在目前的監管和市場環境中，本公司投資於久期足夠長的資產以匹配本公司人壽保險產品負債期限的能力有限。本公司計劃在監管和市場條件允許的情況下，延長本公司投資資產的久期，如購買更長期限的固定收益證券等。

經紀服務

經紀服務包括在上海證券交易所和深圳證券交易所為客戶執行股票和債券交易，以客戶的名義持有實物證券，及為發行人向客戶支付股息、利息、償還發行在外的本金提供便利。截至2003年12月31日，平安證券擁有超過280,000名經紀客戶使用本公司的經紀服務。2003年，平安證券處理的經紀交易總額中，以交易價值計大約有32.4%是通過本公司的PA18金融門戶網站來進行的。

在2002年4月前，經紀佣金由中國證監會設定。但從2002年5月開始，中國證監會確定的最高經紀人佣金率是0.3%，沒有設定下限。監管規定的變化觸發了價格競爭，從而導致了平均佣金率的下降。

投資銀行業務

投資銀行業務包括證券承銷、兼併、收購和重組的財務諮詢、證券業務輔導及提供市場和交易信息等。

資產管理

資產管理服務包括管理客戶的證券投資組合和提供資產管理建議。本公司計劃為客戶開發更多的服務。

下表說明所顯示期間平安證券的一些財務信息：

	截至12月31日止年度		
	2001年	2002年	2003年
	(人民幣百萬元)		
收益	109	42	291
淨利潤／(損失)	(392)	(197)	21

本公司預期2003年10月在平安證券中增加股權投資對本公司當前的業務運營或財務狀況將不會帶來任何重大變化，近期也不會構成本公司淨利潤的重要部份。

海外業務經營

本公司通過獨資子公司平安海外持有海外經營業務。本公司於1992年開始經營海外業務，主要集中在香港財產保險市場。本公司在香港的經營主要集中提供貨物運輸保險、家庭財產保險、火災保險和其他類型的個人意外保險。

圳市平安實業投資有限公司之關聯公司深圳市安星實業發展有限公司分別代表本公司在平安證券中持有30.0%和4.0%的權益。根據1998年頒佈的《中華人民共和國證券法》要求，綜合類證券公司最低註冊資本必須達到人民幣5億元，因此平安證券於2001年5月增加了其註冊資本。此次增資後，平安信託在平安證券中的權益減少到30%。另外，新豪時發展於2001年3月從本公司收購了其代表本公司在平安證券中的權益，平安證券增資後，該權益攤薄到18.0%。另外，2001年3月，深圳市安星實業發展有限公司代表本公司向第三方投資者出售了其代表本公司在平安證券中持有的權益。

1999年3月，中國證監會有關法規要求事先若無中國證監會批准，單一股東在中國的證券公司中持有的股權不得超過20%的上限。2001年5月，經中國證監會批准，平安信託持有平安證券30.0%的權益。中國證監會隨後於2001年11月取消了上述在證券公司中20%的持股限制，平安信託於2003年10月將其在平安證券公司中的權益增加到64.1%。

《中華人民共和國保險法》及中國保監會法規對保險公司資金運用實施各種嚴格的限制。尤其是除其他事項外，《中華人民共和國保險法》及中國保監會法規禁止中國的保險公司運用保險資金從事超出正常保險經營範圍的證券或其他活動。因此，本公司1996年設立平安證券方面運用資金的方式可能不符合《中華人民共和國保險法》及中國保監會法規規定的有關限制或超出其允許的限制。本公司過去在定期向中國人民銀行、中國保監會和中國證監會提交的備案材料中包含有本公司直接和間接擁有平安證券股權相關的信息。到目前為止，公司尚未因此類資金運用受到任何重大行政制裁、罰款和其它處罰。而且，本公司認為已在2001年3月更正了該情況。但本公司並不能保證有關監管機關未來不對本公司採取行動。尤其是本公司不能預測未來任何行政制裁、罰款和其它處罰對本公司業務、財務狀況和經營業績可能產生的影響。

有關中國保險公司的法律和監管框架仍然在不斷演化並經歷重大的變化。其中有些變化要求本公司進一步採取行動以滿足各種新法律法規的要求。本公司過去已經採取並計劃繼續採取各種措施，在合理的限度內儘快滿足該等新法律法規的要求，但是本公司和中國其他保險公司完全達到該等新法律法規要求往往需要相當長的一段時間。請參照「風險因素 — 與中國保險業有關的風險 — 中國監管的進一步發展可能給本公司的業務活動帶來額外的成本和限制」。

平安證券通過其22家分公司所構成的全國網絡和本公司PA18金融門戶網站向客戶提供證券服務。本公司通過平安證券向客戶提供的主要服務包括經紀服務、投資銀行服務及資產管理服務。

福建亞洲銀行

2003年9月29日，平安信託與中國銀行簽訂了股權轉讓協議，根據該協議，平安信託收購中國銀行在福建亞洲銀行中50%的權益，收購對價為1,830萬美元。福建亞洲銀行是一家合資銀行，在中國主要從事外匯商業銀行業務。在此之前，滙豐銀行與中亞財務有限公司簽訂了獨立的股權轉讓協議，根據該協議，滙豐銀行同意獲得中亞財務有限公司在福建亞洲銀行中50%的權益。隨後，平安信託與滙豐銀行簽訂了合資合同，根據該合同，平安信託同意以2,300萬美元出資再取得福建亞洲銀行23%的權益。

2004年2月19日，福建亞洲銀行更名為平安銀行有限責任公司，成為平安信託擁有73%股權的子公司。本公司計劃在法律法規允許的時候和允許的限度內，通過平安銀行之槓杆效應，發展個人金融業務，發行信用卡及進行房產抵押貸款服務。本公司相信該等交易將增強本公司向客戶提供多元化金融服務的能力，這些服務內容包括保險、證券、銀行、養老金管理和信用卡業務。參閱「— 近期發展」一節。

平安銀行2004年2月19日獲得更新的營業執照，允許平安銀行從事全面的外匯業務。平安銀行作為合資銀行適用中國有關法律法規，包括《中華人民共和國外資金融機構管理條例》。截至2004年3月31日，設在中國福建省的平安銀行有大約20名員工，主要從事外商投資企業在中國的外幣商業銀行業務。平安銀行受中國銀監會監督管理。

下表說明所顯示期間福建亞洲銀行的某些財務信息：

	截至12月31日止年度		
	2001年	**2002年**	**2003年**
		(人民幣百萬元)	
收益	11.9	5.0	3.3
淨利潤	7.7	0.7	1.6

詳細信息請參閱本招股書附錄一說明的會計師報告附註8有關本公司的合併財務報表。

證券

概況

經中國人民銀行批准，平安信託和深圳市平安實業投資有限公司於1996年7月18日創建平安證券。創建平安證券時，平安信託和深圳市平安實業投資有限公司均為本公司全資擁有的子公司，分別在平安證券中持有61.0%和5.0%的權益。另外，新豪時投資發展有限公司（新豪時發展）和深

大部份未付款項，本公司已為此預期的損失提留了充足的準備金。HIH 違約對本公司的業務、財務狀況和經營業績無重大不利影響。

2003 年，本公司向再保險公司分保毛保費為人民幣 28.19 億元，其中有大約 60% 分保給中國再保險公司。

下表按被保險風險分類說明截至 2003 年 12 月 31 日本公司相關財產保險風險的最高自留額：

風險	最大自留
貨物運輸	100 萬美元
建築工程一切險	600 萬美元
機器保險	100 萬美元
工業財產	400 萬美元
商業財產	600 萬美元

信託

概況

本公司在 1996 年收購平安信託，通過這家現在擁有 99% 股權的子公司開展信託業務。2002 年 2 月，平安信託經中國人民銀行批准重新登記成為中國政府重組中國信託行業後繼續存在的信託公司。參閱「本公司重組」一節。平安信託還是本公司進行某些長期權益投資時的投資控股公司。另外，平安信託向本公司的其他子公司提供房地產開發、管理和租賃服務。本公司把平安信託當作向客戶提供多元化金融服務的重要組成部份。特別是，本公司預期平安信託繼續把提供信託服務作為核心業務，且本公司計劃通過增加所管理的資產金額，來降低平均成本，提高該業務的財務效果。2003 年，平安信託之年度淨利潤是人民幣 6,500 萬元。

信託業務

本公司的信託業務包括根據信託財產設定人的指令，為受益人的利益或為其他特定目的進行短期股票交易、證券投資基金和債券、長期權益投資與物業租賃業務以及資產管理。截至 2003 年 12 月 31 日，以信託方式持有的信託服務資產為人民幣 1.89 億元。

下表說明所顯示期間平安信託的某些財務信息：

	截至 12 月 31 日止年度		
	2001 年	2002 年	2003 年
		（人民幣百萬元）	
收益	(170)	26	125
淨利潤	230	(138)	65

備金。遞延保單獲得成本降低到消除保費不足所需的程度時，確認保費不足準備金。倘若保費不足金額超過遞延保單獲得成本，對超過的不足部份提取準備金。對各個不同業務分別提取準備金。本公司根據未來賠款、成本、已賺保費和投資收入等估計值來評估保費不足準備金。保費不足準備金如屬重大，將作為獨立的準備金進行披露。

中國公認會計準則。 本公司就財產保險不提取保費不足準備金。

再保險

本公司對本公司財產保單項下承擔的部份風險進行再保險，減少本公司的風險，穩定本公司的收益並保護本公司的資本。本公司將承保的保單項下承擔的有些風險轉移給到再保險公司，為此本公司需要支付相應的再保險費。另外，根據中國有關法規，要求本公司將財產保險業務10%的毛保費分保給再保險公司。但是，從現在到2005年12月，該項規定將會逐步廢除。而且，倘任何單一被保險事項的總保額超過本公司實收資本和公積金總和的10%，本公司必須就超出部份購買再保險。另外，本公司就超出自留額部份購買額外的地震、洪水和颶風巨災再保險合約，以確保再保險充足並對本公司承擔的風險進行管理。本公司也根據風險管理需要購買其他再保險。

根據中國法規，本公司須將財產保險業務10%的毛承保保費分保給中國再保險公司，本公司也可以選擇分保更高的比例。但是，從現在到2005年12月，該項規定將逐步廢除。參閱「監督與管制 — 中國加入世界貿易組織對保險行業的主要承諾 — 法定再保險的範圍」一節。為降低本公司再保險集中風險，本公司與國際各領先再保險公司建立了再保險計劃。本公司選擇再保險公司的標準包括財務實力、服務、保險條款、理賠效率和價格。本公司持續監督本公司再保險公司的財務狀況，並定期審核本公司的再保險安排。除了中國再保險公司之外，所有這些國際再保險公司在與本公司達成再保險協議時，都獲得了標準．普爾公司不低於A-級的信用評級。參閱「風險管理 — 信用風險管理」。

2003年，本公司將財產保險毛保費收入約34.8%，即人民幣28.19億元分保給再保險公司。截至2003年12月31日，本公司財產保險的再保險公司中只有一家在支付再保險責任方面出現違約情況。特別是，截至2003年12月31日，根據與本公司貨物運輸保險和某些中斷的汽車貸款保證保險有關的再保險合同，HIH Casualty & General Insurance Ltd.(「**HIH**」) 違反了支付規定，未能向本公司支付大約55.5萬美元的賠償金。HIH已進入破產程序，而本公司預期將無法收回該公司應付的

下表説明本公司所顯示期間與財產保單有關的期初和期末未決賠款準備金的調整概要，包括分保的影響：

	截至12月31日止年度		
	2001年	2002年	2003年
		(人民幣百萬元)	
截至1月1日餘額	1,263	2,100	2,263
賠款準備金	1,181	1,966	2,144
損失理算費用	82	135	149
減可攤回分保賠款	402	658	703
淨額	861	1,442	1,560
加發生有關損失：			
當期	1,994	2,857	3,765
以前各期	362	(214)	(18)
已發生損失合計	2,356	2,643	3,747
減以下期間的已支付賠款：			
當期	1,286	1,757	2,467
以前各期	489	768	863
已支付賠款合計	1,775	2,525	3,330
期末淨餘額	1,442	1,560	1,977
加可攤回分保賠款	658	703	1,178
期末餘額	2,100	2,263	3,155
賠款準備金	1,966	2,114	3,002
損失理算費用	135	149	153

未到期責任準備金

國際財務報告準則。 本公司按比例計算有關保單期間（一般是365天）本公司在財產保費方面的未到期責任準備金，未到期責任準備金代表與未到期期限有關的淨保費部份。

中國公認會計準則。 根據中國法定賬戶要求，本公司按比例計算有關保單期間（一般是365天）之未到期責任準備金。短期未到期責任準備金代表未到期短期險的淨保費部份。長期財產保單未到期責任準備金代表在期末按累計未到期保費扣減相關成本費用後的餘額計提。

保費不足準備金

國際財務報告準則。 在某些情況下，本公司就財產保險提取保費不足準備金。當預期損失、損失理算費用、手續費和其他保單獲得和維護費用超過賬面未到期責任準備金時，提取保費不足準

賠款提取準備金問題向本公司的分公司提供指導。本公司還考慮處理方式和賠償支付的歷史趨勢，及未支付賠款的水平及保險範圍的類型。另外，司法裁決、經濟條件和公眾態度會影響準備金的估計及理賠的最終成本。

設定已發生未報告賠款準備金，是為了確認已經發生但未通知本公司的理賠損失的估計成本。本公司設立這些準備金，同已報告未處理賠款準備金一樣，是為確認估計成本，包括必要的有關費用，使損失引起的索賠得到最終解決。由於不知道將來發生的情況，本公司只能依靠根據當前趨勢調整的過去經驗，並考慮可能對過去經驗進行修改的任何其他因素，來估計已發生未報告賠款準備金。這些準備金是估計值，涉及理賠最終解決和管理費預期成本的精算和統計預測。本公司分析的基礎是當前已知的事實和情況、對未來事件的預測、及對未來通貨膨脹的估計和其他各種社會及經濟因素。另外，本公司在預測已發生未報告賠款準備金要求時，還考慮其他因素，比如索賠申報趨勢、理賠的嚴重程度、風險增長和未來的通貨膨脹。在獲得額外信息及收到實際索賠申報後，本公司會定期審核並修改準備金額度。

獲知並解決索賠所需要的時間也是設立準備金時需要考慮的重點問題。汽車和財產損失索賠等短期性質的索賠通常在幾天或幾週內申報，而理賠一般可在八週內完成。截至2003年12月31日，本公司還沒有發生任何長期性索賠個案。

損失和損失理算費用的最終成本取決於許多容易變化的環境。由於從報告索賠到解決索賠需要有一段時間，環境的變化可能要求對已確立的準備金進行額度調整。各種變化內容，如法律環境的變化、訴訟結果、醫療費用的變化、汽車和家庭維修材料的成本及勞動費用等，都可能會對理賠費用產生重大影響。這些因素可能使實際發展與預期出現不同，有時甚至是很大的不同。本公司利用其管理層獲得的最新信息，定期審核和更新未決賠款準備金估值，並在本公司經營業績中反映由於準備金評估的變化而產生的任何調整。根據本公司的內部程序，管理層認為，按照當前可獲得的信息，本公司的未決賠款準備金是合理的。但是，設立未決賠款準備金是一個內在不確定的過程，因此，本公司不能保證最終的賠償不會與本公司的最初估計不同。參閱「風險因素 — 與本公司保險經營有關的風險 — 實際給付和理賠經驗與核保和準備金假設之間存在差異，可能需要本公司增加準備金的提取額」一節。

中國公認會計準則。 本公司在中國法定賬目項下之已報告未處理賠款準備金，以與國際財務報告準則相同的方法來確定。本公司中國法定賬目項下已發生未報告賠款準備金按中國保監會規定的公式計算，為本公司財產保單項下在某一特定年度實際賠付額的4%。

片，並自動提交照片和索賠細節。在各大城市，本公司利用全球定位系統為流動核賠員的工作分配提供協助。而且，保單持有人還可以將被保險車輛開到定點汽車修理站，提交照片和索賠細節。另外，在每家分公司，本公司還擁有與汽車部件定價有關的集中數據庫，對索賠成本進行控制。本公司能夠迅速處理這些索賠，而保單持有人也能直接從流動理賠查勘車或定點服務站獲得索賠。2003年，本公司所有的機動車輛保險索賠都是通過使用基於互聯網的理賠程序處理的，而且低於人民幣1萬元的索賠從申報到理賠完成平均需時7天。

準備金

以下的討論涉及確定根據國際財務報告準則制定的包含在附錄一會計師報告中本公司合併財務報表所採用的本公司財產保險準備金。為滿足中國法定賬戶之要求，本公司須根據《中華人民共和國保險法》和中國法定會計準則的要求計提法定準備金，中國的這些法定要求同本公司根據國際財務報告準則編製的公司合併財務報表提取的準備金在某些重大方面存在差異。參閱「— 監督與管制 — 保險業務 — 準備金」。過去三年，本公司根據國際財務報告準則在報告中確定的產險準備金均高於依據中國公認會計準則要求報告的準備金。

未決賠款準備金

國際財務報告準則。 本公司保單持有人發生索賠時，本公司財產保險業務支付或預期支付的索賠款項稱為賠款，而調查、解決和處理這些索賠發生的費用則稱為損失理算費用（「**損失理算費用**」）。本公司按產品、保險範圍和年限設定了未決賠款準備金，以支付有關的賠償和損失理算費用。準備金是依據多個精算假設、適當的精算方法和統計程序，利用歷史賠償經驗並根據未來趨勢調節來釐定的。根據國際財務報告準則，直到損失發生時（包括巨災損失）才確定具體的賠償和損失理算費用之未決賠款準備金。當引起賠付的事件或意外事故發生時視為發生賠款。

本公司的未決賠款準備金主要分成兩大類：已報告未處理賠款準備金和已發生未報告賠款準備金。已報告未處理賠款準備金的依據是對有關索賠的未來支付進行的估計，包括有關該理賠的費用。這些估值根據準備金設立時的具體事實和情況，以個案為基礎來確定。各種估計反映本公司理賠人員依據一般保險準備金做法和有關各類理賠本質和價值的知識所作出的知情判斷。根據本公司內部的保險準備金指南，如果本公司理賠人員判定本公司需負責承擔賠款且有足夠信息來估算該賠款金額時，本公司在意外事故已發生並向本公司報告後提取準備金。本公司的高級理賠人員就重大

公司通過向企業財產保險客戶提供風險控制和預防建議，主動管理風險，本公司相信這將有助於減少客戶的保險索賠宗量和規模，進而可提高本公司的承保利潤。

客戶服務與理賠

本公司相信，本公司的信息技術平台、集中的客戶數據庫和理賠人員的專業素質使本公司在客戶服務和理賠控制領域具有更大的競爭力。本公司還認為，高效、精確的理賠是本公司客戶服務和理賠控制非常重要的組成部份，其重要性不僅表現在留住現有的客戶，還表現在吸引新客戶方面。另外，本公司還相信，本公司的理賠政策和指南可以促進本公司客戶索賠有效、準確地解決。對於一般案件，由本公司內部核賠員處理客戶財產與意外事故保險索賠；而對於複雜案件，本公司一般諮詢外部獨立公估人，來對索賠進行評估並提供充足的賠款準備金。

財產保險索賠除了由獨立的外部公估人處理的以外，通常由本公司位於深圳的理賠中心和各分公司的財產保險理賠員小組來處理。每個核賠員都通過了本公司的內部資格考試，而且每年對他們的業績進行審查。本公司為35家分公司均設定了理賠權限，超過相關權限的理賠必須由理賠中心審查批准。為確保嚴格遵守分公司理賠權限，本公司已經實施了一個集中化的理賠信息技術系統，倘保單金額超過有關該分公司的理賠權限，則該系統將不接受該分公司進行的理賠。參閱「— 信息技術」一節。

本公司對理賠決定進行年度稽核，且本公司的每次稽核都包括對分公司每個核賠員進行嚴格的文件審核。在稽核中，理賠中心對各分公司及其核賠員的理賠記錄進行審核，並確定分公司及其核賠員是否遵守本公司的理賠程序，並對其業績進行評估。另外，平安產險總公司的核保中心還在年度稽核程序中審核所選取的分公司、分支機構的理賠記錄。

本公司的客戶可以通過其全國電話中心撥打95512來提出索賠。本公司的全國電話中心每週7天、每天24小時從不間斷服務。而且，本公司認為平安產險是中國首家向其機動車輛保單持有人提供全國通賠服務的財產保險公司。本公司機動車輛保單持有人可以通過本公司的全國電話中心報告事故，並通過離事故現場最近的分公司來解決索賠。另外，本公司的電話中心還向客戶提供產品諮詢、保單續保和投訴處理服務。

本公司通過國際互連網為機動車輛保險理賠建立了一套有效的理賠程序，減少了索賠所需的時間。特別是，本公司配備了500多輛理賠查勘車（流動核賠員），進行事故現場的流動查勘，核賠員配備了數碼相機以及部份配備了筆記本電腦，除各分支機構所在的服務門店外，還有400多個車險理賠協作修理廠。一旦接到報案事故，核賠員就能很快向本公司理賠中心發送被保險車輛的照

到1億美元（包含）之間的，由地震引起的風險損失。本公司對低於2,000萬美元或高於1億美元的索賠額負責。但是，本公司從未經歷過超過再保險金額的地震巨災索賠。

關於洪水相關的巨災賠償，本公司不向低於警戒水位的沿江地勢低窪區域或排洪區或蓄洪區內提供保險，以使本公司的風險最小化。關於與颱風相關的巨災賠償，本公司不向非混凝土建築或這些建築內的個人財產提供保險。對於洪水和颱風保單，本公司在同意簽署這些保單之前進行現場勘察。而且，本公司的風險控制人員定期檢查被保財產，並採取適當的措施來使巨災損失風險最小化。另外，本公司一般將承保的洪水和颱風保險分保給再保險公司，以控制本公司的風險。本公司的再保險公司就洪水引起的風險損失，承擔的風險在500萬美元到1,000萬美元（包含）之間。本公司對低於500萬美元或高於1,000萬美元的索賠額負責。但是，本公司從未經歷過超過再保險金額的洪水巨災索賠。

本公司分保給再保險公司的地震及洪水保險是與國際再保險經紀人協商制定的，該國際再保險經紀人依據風險分析確定足夠分保金額將本公司承受的風險減到最小，穩定本公司的收益並保護本公司的資本。

本公司對核保決策進行年度稽核，且本公司的每次稽核都包括對分公司每個核保員進行嚴格的文件審核。在稽核中，本公司的核保中心對各分公司及其核保員的核保記錄進行審核，確定本公司的核保程序得到遵守，並根據賠付率對其表現進行評估。另外，本公司核保中心還在年度稽核程序中審核所選取的分支機構的核保記錄。本公司每家分公司的人員也對自己屬下的分支機構的核保記錄進行抽查稽核。倘核保員違反了核保程序或審查結果不佳，則本公司將降低其核保權限。本公司可以要求該核保員進行業外培訓，而且倘出現嚴重違規行為，本公司可以終止僱用該核保員。

本公司採用以利潤為導向的方法，綜合考慮本公司財產保險的經營規模與本公司自1988年開始財產保險經營以來多年積累的數據進行核保。且增加盈利能力將成為本公司核保工作的重點，同時本公司決不為爭取客戶而打價格戰。通過本公司特有的機動車輛保險綜合定價系統，該系統包含機動車型號、用途及被保險人年齡和索賠歷史等信息，來改善本公司的定價和風險選擇。另外，本

如，本公司對核電廠保險和巨災保險的定價，部份程度上參照本公司國際再保險公司所提供的費率表。另外，本公司每月對各種財產保險產品賠付率進行分析。倘特定產品相關的賠付率超出了預定的限度，本公司將對該產品的定價進行重新評估。

銷售給續保保單持有人的本公司財產保險產品定價基礎與初始銷售產品時的定價因素相同，同時考慮對續保保單持有人的理賠歷史。對於個人機動車輛保險產品和企業財產保險產品，倘續保保單持有人沒有提出過任何索賠，本公司可以向續保保單持有人提供保費折扣。倘續保保單持有人曾提出過索賠，則本公司可以通過降低或免除折扣來增加續保保費，或提高續保保單持有人在隨後索賠事件中支付的免賠額，或決定不再續簽保單。

根據特定保單下待承擔風險的大小，核保決策由位於深圳的核保中心、相關分公司或相關分支機構的核保小組來進行。小組的每一個成員都通過了本公司內部的核保資格考試。本公司為每個核保員設定了基於工作表現的保單核保權限，該權限隨時重新評估。為了確保核保員不超過其核保權限，本公司集中化的核保信息技術系統為核保員設定了最高的權限。倘保單金額超過有關核保員的核保權限，則該系統將不接受該核保保單（參閱「一信息技術」一節），本公司的集中核保系統將這類保單提供給同一分公司的核保主任批准；倘保單金額少於核保主任的核保權限，核保主任可以批准該保單，否則，該系統將把保單提交本公司核保中心批准。另外，本公司就工程保險地震損壞附加險設定了分公司總核保權限，限制集中風險。倘一家分公司達到了其總權限，便不可再核保任何地震風險。

各核保員必須參加系列培訓，並通過本公司的內部資格考試以獲得核保資格。根據專業資格制度中規定的標準和程序，各核保員的表現受到密切的監督。另外，本公司先進的信息技術平台向核保員提供支持，確保其工作質量。而且，該系統也為各核保員設定最高的核保和理賠權限。

本公司採用各種措施來有效控制與地震相關的巨災風險。特別是，分公司在承保地震險時，必須逐筆上報平安產險的高級管理層，獲得批覆同意後方可出具保單。而且，對於企業財產險和建築工程險，除了一般的再保險安排之外，本公司還會針對超過自留額的部份另外購買再保險。根據該合約，本公司向再保險人分出部份毛承保保費，相應的該再保險人承擔保險金額在2,000萬美元

下表説明所顯示期間本公司財產保險業務毛承保保費及保單費收入的地區分佈：

	截至2003年12月31日止年度	
	金額	所佔%
	（人民幣百萬元，比例除外）	
上海	731	9.0%
深圳	712	8.8
廣州	674	8.3
北京	595	7.4
杭州	393	4.9
成都	316	3.9
青島	309	3.8
南京	292	3.6
石家莊	281	3.5
合肥	267	3.3
所有其他地區[(1)]	3,521	43.5
合計	8,091	100.0%

(1) 這些地區中的任何一個佔本公司財產保險經營2003年毛承保保費及保單費收入均不足3.3%。

下表説明所顯示期間本公司個人和企業財產保險客戶有關的某些數據：

	截至12月31日		
	2001年	2002年	2003年
		（千）	
個人客戶數量	1,994	3,546	3,933
公司客戶數量	435	531	515

定價與核保

由於有價值驅動的企業文化、集中的控制結構、有經驗的精算團隊和具有專業素質的核保人員，本公司擁有強大的定價和核保能力。財產保險產品定價的依據是一般公認的精算原則和經驗。精算定價由本公司的國際認證精算師來領導。

本公司財產保險產品定價的主要依據是預期賠付、預定費用和目標利潤率。本公司個人財產保險產品定價一般依據定價公式或綜合費率表。企業財產保險產品的定價依據也是預期賠付、預定費用和目標利潤率，但同時也取決於相互的協商。對於個人和企業財產保險產品，本公司的定價決策以本公司從1988年開始核保財產保險所積累的數據和本公司國際再保險公司的做法作為指引。例

目常常使用保險經紀幫助購買合適的保險產品。2003年，通過這些保險經紀產生的毛承保保費及保單費收入約佔本公司財產保險經營當年毛承保保費及保單費收入總額的1.2%。

保險代理人和保險經紀通常允許推銷和銷售多家保險公司的財產保險產品。所以，本公司會繼續發展本公司的直接銷售渠道，包括本公司的內部銷售代表和本公司PA18金融門戶網站，作為代替保險代理人和保險經紀的其他選擇。

交叉銷售

本公司財產保險產品還可以利用另外一個分銷渠道進行銷售，即由本公司壽險銷售代理人交叉銷售這些產品。特別是，本公司利用壽險銷售代理人來向壽險客戶推銷機動車輛保險，這在2003年約佔該等代理人該年財產保險產品銷售總額的78%。另外，本公司的渠道管理部經常實施培訓計劃，提高這些銷售代理人在財產保險產品方面的知識。

本公司在通過該分銷渠道交叉銷售財產保險產品方面取得了巨大進步。尤其是，本分銷渠道產生的毛承保保費及保單費收入從2002年的人民幣2.53億元增加到2003年的人民幣4.43億元。本公司計劃充分利用這一分銷渠道來向個人壽險客戶提供服務。

下表說明所顯示期間本公司財產保險產品的某些交叉銷售數據：

	截至12月31日止年度		
	2001年	2002年	2003年
		(人民幣百萬元)	
壽險銷售代理人產生的財產保險毛承保保費及保單費收入	97	253	443

客戶

截至2003年12月31日，本公司財產保險經營的毛承保保費及保單費收入有大約38.4%來自上海、深圳、廣州、北京和杭州及其附近地區的客戶，這些是中國經濟較發達的地區。本公司相信，這些城市和其他經濟較發達地區將繼續為進一步盈利性增長提供更大的潛能。所以，本公司的銷售和市場營銷將繼續主要集中在這些經濟較發達地區，包括臨近北京和天津的環渤海地區、臨近上海的長江三角洲地區和臨近廣州的珠江三角洲地區。截至2003年12月31日，本公司有大約400萬名個人財產保險客戶和大約51.5萬名企業財產保險客戶。

本公司在2000年建立了PA18金融門戶網站，當前直接通過該門戶向本公司客戶銷售某些財產保險產品，包括貨物運輸、機動車輛、旅行和意外保險。2003年，通過PA18金融門戶網站產生的毛承保保費及保單費收入約佔本公司財產保險經營當年毛承保保費及保單費收入總額的9.0%。

而且，本公司2003年12月在中國建立了一個全國性的財產保險電話中心，該中心可以在中國境內提供服務。該電話中心提供的各種服務包括保單諮詢、保單續保、保險理賠及保險產品營銷。該電話中心可以為本公司客戶提供每天24小時、每週7天的服務。

保險代理人

銷售本公司財產保險產品的保險代理人包括兼業代理機構，如商業銀行和汽車經銷商、專業保險代理人和個人保險代理人等。保險代理人的報酬形式是收取佣金。平安產險渠道管理部負責管理本公司與這些保險代理人之間的關係。這些保險代理人在本公司的財產保險產品方面沒有核保決策權。

兼業代理機構銷售與其主營業務活動相關的財產保險產品，作為其業務的附屬部份，從毛承保保費及保單費收入來看，這些機構是本公司非常重要的分銷渠道，主要包括商業銀行和汽車經銷商。本公司尋求充分利用商業銀行分支網點，向那些尋求住房抵押融資的個人銷售本公司的家庭財產保險產品。同樣，本公司通過汽車經銷商向汽車購買者提供保險產品。截至2003年12月31日，在中國，大約有7,300個兼業代理機構和200個專業保險代理人在銷售本公司的財產保險產品。

2003年，通過這些保險代理人產生的毛承保保費及保單費收入約佔本公司財產保險經營當年毛承保保費及保單費收入的64.4%。

保險經紀

本公司還通過保險經紀來銷售本公司的財產保險產品，保險經紀一般代表保險產品的購買人。基本上本公司通過該渠道進行的所有銷售都與企業財產產品相關。特別是，中國境內的大型建設項

銀行、汽車經銷商等各種保險代理人和保險經紀。本公司還通過PA18金融門戶網站和全國電話中心直接向客戶銷售某些財產保險產品。另外，本公司壽險業務的銷售代理人還向個人壽險客戶交叉銷售本公司的個人財產保險產品，同時本公司壽險業務的團體銷售代表也向團體保險客戶交叉銷售本公司的企業財產保險產品。

下表說明所顯示期間本公司財產保險業務的毛承保保費及保單費收入，按照分銷渠道劃分：

	截至12月31日止年度[1]					
	2001年		2002年		2003年	
	金額	所佔%	金額	所佔%	金額	所佔%
	（人民幣百萬元，比例除外）					
直接銷售	2,581	43.0%	3,040	38.8%	2,786	34.4%
保險代理人..........	3,378	56.3	4,664	59.5	5,208	64.4
保險經紀人..........	44	0.7	134	1.7	97	1.2
合計	6,003	100.0%	7,838	100.0%	8,091	100.0%

(1) 包括交叉銷售產生的毛承保保費及保單費收入。

直接銷售

本公司財產保險產品的直接銷售包括通過本公司內部銷售代表、PA18金融門戶網站和全國電話中心。

為了更好地滿足本公司客戶的差異化需要、更有效地銷售定制產品和服務，本公司在2002年將本公司內部銷售代表重新劃分為三個部門：公司業務部、銷售管理部和渠道管理部。本公司的公司業務部向大企業客戶，如國有企業和其他公司實體等銷售本公司的企業財產保險產品。另外，本公司的公司業務部還向本公司大企業客戶提供風險管理建議，並協助其制定適合其需要的綜合風險解決方案，以滿足他們的特定需要。銷售管理部的市場銷售活動注重中小企業客戶，包括私人公司。渠道管理部向個人客戶銷售本公司的個人財產保險產品，並負責管理本公司的其他直接銷售渠道，包括本公司PA18金融門戶網站、全國電話中心和壽險經營業務部門進行的交叉銷售活動。渠道管理部還負責管理本公司的保險代理人分銷渠道。

2003年，由本公司直接銷售代表產生的毛承保保費及保單費收入佔本公司財產保險經營當年毛承保保費及保單費收入總額大約34.4%。截至2003年12月31日，本公司已經有大約6,700名直接銷售代表。本公司的直接銷售代表接受基本工資，外加業績提獎。

下表說明所顯示期間本公司各主要財產保險產品的毛承保保費及保單費收入：

	截至12月31日止年度		
	2001年	2002年	2003年
	(人民幣百萬元)		
機動車輛	3,541	4,901	4,705
企業財產	1,177	1,453	1,329
家庭財產	600	686	625
貨物運輸	250	289	302
責任	149	234	372
船舶	47	23	11
意外與健康	—	—	151
其他	239	252	596
合計	6,003	7,838	8,091

下表說明所顯示期間本公司財產保險業務的費用率、賠付率和**綜合成本率**：

	截至12月31日止年度		
	2001年	2002年	2003年
費用率	50.1%	41.3%	31.2%
賠付率	66.9%	57.1%	68.2%
綜合成本率	117.0%	98.3%	99.5%

下表說明所顯示期間本公司各種主要財產保險產品類的**賠付率**。因為本公司的總體財產保險費用不根據財產保險產品類型進行分配，所以本公司不就每一種財產保險產品單獨計算費用率和綜合成本率。

	截至12月31日止年度		
	2001年	2002年	2003年
機動車輛	75.6%	63.1%	76.4%
企業財產	34.7%	35.8%	49.0%
家庭財產	9.3%	13.2%	21.2%
貨物運輸	46.7%	31.6%	37.4%
責任	41.9%	51.5%	49.5%
船舶	193.8%	151.1%	(200.4)%
意外與健康	—	—	33.9%
其他	145.9%	58.5%	69.4%

分銷網絡

本公司的財產保險產品分銷網絡包括遍佈中國所有省、自治區和直轄市的35家分公司及遍佈中國各地的1,000多個分支機構。本公司分銷財產保險產品的途徑主要是本公司的內部銷售代表和

費收入的3.7%。本公司一般與托運人簽訂主保險協議，然後根據這類協議在船運登記時對具體貨運進行保險。托運人可通過本公司的PA18金融門戶網站對貨運進行登記。

責任保險

本公司提供責任保險產品，包括僱主責任、公共責任、產品責任和職業責任保險產品。2003年，本公司責任保險產品的毛承保保費及保單費收入約佔本公司財產保險業務當年毛承保保費及保單費收入總額的4.6%。本公司責任保單一般包括由於被保險人的不當行為或疏忽對第三方造成的損失，但不包括由於被保險人的故意不當行為或欺騙造成的損失。

船舶保險

船舶保險涵蓋被保船隻，包括船體、救生船、機器、儀器和燃料等因地震、火山爆發、火災、碰撞和船員的故意不當行為所造成的損失或損壞。

意外保險與健康保險

本公司的意外保險產品在保單期間因意外傷害引起被保險人死亡或殘疾時提供保證賠付。本公司向被保險人支付的殘疾賠付根據被保險人經受的殘疾的類型將有所不同。本公司的健康保險產品提供日常住院補貼或報銷被保險人發生的實際住院費用。

除了上面列示的產品外，本公司還提供許多其他財產保險產品，包括建築人身傷害險、抵押擔保保險、包裹保險、集裝箱保險、衛星發射保險、核電廠保險和海洋石油鑽探保險等。按照中國有關規定，本公司需要承保衛星發射險，作為中國政府法定共保的組成部份。該風險和本公司海洋石油鑽探保險的大部份風險由再保險公司分保。

司在上述產品核保方面經歷了較高的賠付率。此後，本公司執行了更加嚴格的核保程序，大幅降低了與本公司汽車貸款保證保險業務相關的損失。上述產品的毛承保保費及保單費收入2002年和2003年分別佔本公司財產保險毛承保保費及保單費收入的1.9%和0.7%。

2004年1月15日，中國保監會公佈汽車貸款保證保險產品的新條款和費率，並於2004年4月1日開始生效。除其他事項外，新的要求規定貸款違約時被保險人要支付10%的免賠額，保險公司的責任限於未支付汽車貸款的金額減去貸款第三方擔保人提供的擔保金額的餘額。本公司在2004年4月1日已停止出售目前的汽車貸款保證保險產品，並就該業務重新評估本公司的有關戰略。由於2003年本公司汽車貸款保證保險產品的毛承保保費及保單費收入僅佔本公司財產保險業務毛承保保費及保單費收入的0.8%，預期中國保監會的新要求對本公司當前的財務狀況和經營業績並無重大不利影響。

企業財產保險

從毛承保保費及保單費收入來看，企業財產保險是本公司的第二大財產保險產品。2003年，本公司企業財產保險產品毛承保保費及保單費收入是人民幣13.29億元，約佔本公司財產保險業務毛承保保費及保單費收入的16.4%。本公司的基本企業財產保險包括因火災、爆炸或雷電所引起的被保財產的損失或損壞。本公司的綜合企業財產保險包含因火災、爆炸、雷電、洪水、龍捲風、颱風、颶風、泥石流和冰雹等造成的被保財產的損失或損壞。本公司的企業財產一切險包括沒有明確排除的各種原因造成的損失。適合企業財產保險範圍的財產包括建築物、家具、固定物、裝置、個人財物、工具和設備。

家庭財產保險

家庭財產保險包括因火災、爆炸、冰雹、洪水、颱風和／或偷盜造成的被保財產的損失或損壞。2003年，本公司家庭財產保險產品毛承保保費及保單費收入達人民幣6.25億元，約佔本公司財產保險業務毛承保保費及保單費收入的7.7%。適合家庭財產保險範圍的財產包括建築物、家具、固定物、裝置、個人財物和電器設備。

貨物運輸保險

本公司提供包括使用輪船、飛機或任何地面運輸工具運輸的在途貨物的貨物運輸保險。本公司貨物運輸保險產品的毛承保保費及保單費收入在2003年約佔本公司財產保險業務毛承保保費及保單

— 核保和核賠的集中化管理；

— 通過合併和簡化後台處理流程，包括核保和核賠等，降低經營成本；及

— 關閉利潤潛力低的分支機構，並清理低產能的內部銷售代表，使人員結構更趨合理化。

財產保險產品

本公司提供多種的財產保險產品。本公司的主要財產保險產品包括機動車輛保險、企業財產保險、家庭財產保險、船舶保險、貨物運輸保險、責任保險和意外及健康保險。本公司一般提供為期一年的財產保險產品。本公司主要通過本公司內部銷售代表直接銷售這些產品，並通過銀行和汽車經銷商等各種中介機構及保險經紀商來分銷這些產品。

機動車輛保險

從毛承保保費及保單費收入來看，機動車輛保險是本公司的主要財產保險產品。2003年，本公司機動車輛保險產品獲得的毛承保保費及保單費收入達人民幣47.05億元，約佔本公司財產保險業務當年毛承保保費及保單費收入總額的58.2%。本公司的標準機動車輛保險保單為一年期，保險範圍包括因碰撞、火災、爆炸、颱風或泥石流所引起的被保車輛的損壞，及被保車輛被盜時所引起的損壞。另外，本公司的標準機動車輛保單涵蓋對第三方的責任。本公司還向本公司機動車輛保險客戶提供許多附加險，涵蓋乘客責任、貨物運輸和破壞行為等方面的損失。

從毛承保保費來看，機動車輛保險是中國最大的財產保險險種。2003年1月之前，中國的財產保險公司注重於增加機動車輛保險的市場佔有率，主要展開價格競爭。作為業務計劃的組成部份，本公司從2003年1月開始實施了更加嚴格的核保程序，突出盈利能力。另外，通過嚴格核保和仔細選擇風險來增加盈利能力，本公司已經在有效地控制機動車輛保險業務的增長。

本公司還提供汽車貸款保證保險，涵蓋商業銀行提供貸款涉及的信用風險。倘借款人連續三個月拖欠到期應付貸款，本公司將向商業銀行支付過期本金和因此產生的利息。

近年來，由於汽車貸款違約和保險欺詐，中國的財產保險公司的汽車貸款保證保險遭受了損失。有些個人不償還汽車貸款，而有些人則欺騙性地為一輛汽車從不同的銀行獲取多項貸款。本公

為大企業客戶、中小企業客戶及個人客戶，並對本公司的分銷網絡進行重組籍以體現客戶群細分情況。本公司旨在通過差異化、多渠道的分銷網絡向每一類客戶群提供定制的產品和服務。具體而言，本公司擬以下列方法達到這一目標：

— 通過本公司之公司業務部門提供風險管理建議，幫助本公司之大企業客戶開發適合其具體需要的綜合風險解決方案；及

— 通過本公司渠道管理部門管理的各種分銷渠道，向本公司個人客戶提供一系列的財產保險產品。

- **強化本公司的分銷渠道。** 本公司計劃通過加強直接銷售隊伍來擴大本公司的公司客戶群，並通過其它分銷渠道的拓展來捕捉快速增長的個人業務市場上的各種機會，並對本公司現有的客戶群增加交叉銷售等。本公司擬採取下列方式來達到這一目的：

— 通過提供更好的銷售支持與本公司銷售管理程序升級來提高本公司直接銷售的各種能力；

— 充分利用本公司的信息技術和客戶群，以推動其它分銷渠道的開發，包括本公司全國電話中心、 PA18金融門戶網站和直郵推銷；

— 鼓勵本公司壽險銷售代理人積極推銷本公司的個人財產保險產品，如機動車輛保險；及

— 增加本公司壽險團體銷售代表的營銷力度，推銷本公司的企業財產保險產品。

- **注重在中國經濟較發達地區的業務擴展。** 本公司是中國領先的財產保險公司。本公司認為該市場將為本公司持續的財產保險業務收入增長提供顯著的機遇。特別是，本公司計劃充分利用這些市場機遇，具體方法是：

— 繼續注重上海、北京、南京、廣州和青島及中國其他經濟較發達地區的客戶，這些地區由於保險深度較低，將提供巨大的增長潛能；

— 注重本公司在中國經濟較發達地區的未來業務擴張、及新產品的開發和銷售。

- **進一步增強本公司的風險管理、改善本公司的費用率並提高本公司的經營效益。** 本公司計劃通過進一步加強風險管理、控制費用和增加經營效益，以提高本公司的利潤。本公司計劃通過下列具體方法來達到上述目的：

(1) 與前一年同期相比。

(2) 依照本公司按照中國公認會計準則編製的財務數據和中國國家統計局按照中國公認會計準則計算並頒佈的中國保險行業數據。

業務計劃

本公司計劃採用下列業務計劃，來發展本公司的財產保險業務，並實施與本公司財產保險經營相關的本公司總體戰略：

- **通過優化產品組合、嚴格核保和謹慎的風險選擇，來增加本公司的盈利能力。** 本公司對財產保險核保的方法以風險選擇為核心，避免為爭取客戶打價格戰。特別是，本公司計劃增強本公司在財產保險業務中的盈利能力，具體方法是：

  — 利用本公司精算專業知識，繼續加強本公司的機動車輛險和企業財產險核保能力，包括充分利用本公司專有的綜合汽車保險費率表（本公司是中國第一個制訂此類費率表的保險公司），來改善定價和風險選擇；

  — 鼓勵本公司的銷售代表銷售意外保險產品，該產品一般比本公司的其他財產保險產品有更高的利潤；

  — 充分利用再保險公司的專業知識，增強本公司的風險評估和風險管理能力；及

  — 通過向本公司客戶提供風險控制和預防建議，積極性地管理本公司的風險，本公司認為這將有助於減少保險索賠的數量和規模，從而提高本公司的核保利潤。

- **進一步加強本公司理賠管理能力和客戶服務水平。** 本公司計劃進一步加強理賠管理，提高客戶服務。具體方法如下：

  — 綜合利用本公司的集中客戶信息和業務處理基礎設施，向不同的客戶提供標準化的定制服務；

  — 通過建立與定點醫院和定點汽車修理店的密切關係以擴大本公司的服務網絡，來提高服務並控制成本；及

  — 加強索賠調查和預防欺詐風險，以控制理賠成本。

- **增強本公司為客戶提供定制產品和服務的能力。** 本公司計劃通過強調客戶群細分和進一步開發本公司的多渠道分銷網絡來達到這一目標。特別是，本公司將本公司的客戶群細分

成重組後，本公司通過其擁有99%股權的子公司平安產險從事財產保險業務。本公司財產保險毛承保保費及保單費收入從1988年的人民幣600萬元增加到了2003年的人民幣80.91億元。依照本公司按照中國公認會計準則編製的財務數據和中國國家統計局按照中國公認會計準則計算並頒佈的中國保險行業數據，本公司在中國財產保險經營的市場佔有率從1998年的7.7%增加到2003年的9.7%。

本公司對個人、公司客戶提供300多種不同類型的財產保險產品和附加保險產品。本公司財產保險產品通過大約6,700個銷售代表直接銷售，並通過各種中介機構，包括代理人和經紀商來分銷。本公司分銷網絡還包括中國境內35家分公司和超過1,000家分支機構。另外，本公司利用個險銷售代理人交叉銷售本公司的財產保險產品，並取得了巨大進展。同時，本公司正在開發其他分銷渠道，如本公司的PA18金融門戶網站、全國電話中心和直郵等。

截至2003年12月31日，本公司已經擁有超過400萬財產保險客戶。本公司的財產保險保費絕大部份來自中國經濟較發達地區。特別是，來自本公司上海、深圳和廣州財產保險客戶的毛承保保費及保單費收入分別佔本公司2003年財產保險經營毛承保保費及保單費收入總額大約9.0%、8.8%和8.3%。

由於本公司價值驅動的企業文化、集中的控制結構、有經驗的精算團隊和本公司核保人員的良好專業素質，本公司擁有強大的產品定價和承保能力。而且，本公司認為，本公司的信息技術平台、集中的客戶數據庫和核保人員的專業素質，使本公司在客戶服務和理賠控制領域具有更大的競爭力。

由於中國保險行業競爭日趨激烈，管制也逐漸取消，本公司實施了各種措施，提高本公司財產保險業務的總體盈利能力。

下表顯示相關期間本公司財產保險經營的保費數據：

	截至12月31日止年度		
	2001年	2002年	2003年
	（人民幣百萬元，比例除外）		
毛承保保費及保單費收入	6,003	7,838	8,091
增長率[1]	34.4%	30.6%	3.2%
毛承保保費及保單費收入市場佔有率[2]	9.7%	10.6%	9.7%

計反映了本公司的最新經驗。當本公司認為所期望的未來經驗與本公司準備金計算中使用的估計值不同時，本公司將修改目前的估計水平。倘初始記錄的準備金隨後證實不充足，則本公司需要增加原有的準備金，這可能會對本公司的財務狀況和經營業績有重大不利影響。參看「風險因素 — 與本公司保險經營有關的風險 — 實際給付和理賠經驗與核保和準備金假設之間存在差異，可能需要本公司增加準備金的提取額」一節。

再保險

本公司對壽險保單下所承擔的部份風險購買再保險，以減少風險、穩定收益、保護公司的資本。本公司將其承保的部份風險轉移給再保險公司，為此本公司需要支付相應的再保險費。另外，根據中國有關法規，要求本公司將保險期不超過1年的個人意外和健康保險毛承保保費的10%分保給中國再保險公司，本公司也可以選擇更高的分保比例。到2005年12月，該要求將逐步廢除。本公司還按照風險管理的需要購買再保險。就本公司長期人壽保單而言，本公司對超過特定自留額以上的風險購買再保險。

為降低再保險的集中風險，本公司與國際各領先再保險公司建立了再保險計劃。本公司選擇再保險公司的標準包括財務實力、服務、保險條款、理賠效率和價格。除了中國再保險公司外，本公司的壽險再保險公司包括慕尼黑再保險公司和瑞士再保險公司。本公司持續監督這些再保險公司的財務狀況，並定期審核本公司的再保險安排。除了中國再保險公司之外，所有這些國際再保險公司在與本公司達成再保險協議時，都獲得了標準·普爾公司不低於A-級的信用評級。參閱「風險管理 — 信用風險管理」。

2003年，本公司將長期壽險毛承保保費及保單費收入中之人民幣1,200萬元分保給再保險公司，並將短期壽險毛承保保費及保單費收入中之人民幣9.68億元分保給再保險公司，其中短期壽險包括疾病保險和意外傷害保險。截至2003年12月31日，本公司的壽險再保險公司在支付再保險賠款中尚無違約現象發生。

財產保險

概況

依照本公司按照中國公認會計準則編製的財務數據和中國國家統計局按照中國公認會計準則計算並頒佈的中國保險行業數據，就毛承保保費及保單費收入而言，本公司2002年是中國第三大財產保險公司，本公司2003年財產保險業務的毛承保保費及保單費收入佔中國各財產保險公司毛承保保費及保單費收入總額大約9.7%。自1988年成立以來，本公司一直從事財產保險業務。從2002年完

中國公認會計準則。 根據中國法定賬戶要求，本公司壽險責任準備金是在與死亡率和發病率、利率和行政管理費用相關的實際假設的基礎上計算的。所有這些假設，除了發病率假設外，需要以中國保監會規定的有關比率為基礎。根據中國保監會的規定，倘若淨保費高於毛保費，則要求提取保費不足準備金。本公司一直根據中國法定準備金要求提取壽險責任準備金，且提取額通常高於中國法定會計準則要求的最低限額。

未決賠款準備金

國際財務報告準則。 未決賠款準備金包括對本公司短期壽險保單下的賠付義務的最佳估計值，並且代表最終損失的累計估計值。本公司根據具體情況來確定或憑經驗以近似方法計算已報告未處理賠款準備金和已發生未報告賠款準備金。本公司持續檢查並更新釐定估計值和維持準備金的各種方法。

中國公認會計準則。 本公司根據中國法定賬戶要求將已報告未處理賠款準備金設定為索賠金額的100%。本公司的已發生未報告賠款準備金在某一特定年份設定為本公司壽險單下實際賠付支付額的4%。

未到期責任準備金

國際財務報告準則。 本公司就短期壽險保單提取未到期責任準備金。本公司按比例計算相關保單保險期內的此類準備金，保險期間設為365天，因此未到期責任準備金代表淨承保保費未到期部份的責任。

中國公認會計準則。 根據中國法定賬戶要求，本公司在相關保單期限按比例計算未到期責任準備金，該期限一般為365天，未到期責任準備金代表淨保費未到期部份的責任。但是，本公司仍然需要就本公司意外和健康保險保單提取未到期責任準備金，按照中國保監會的規定，該準備金要達到保單下獲得的淨承保保費50%的水平。

保費不足準備金

國際財務報告準則。 在某些情況下，本公司為短期壽險保單提取保費不足準備金。本公司根據未來賠付責任、成本、已賺保費和投資收入等因素來評估保費不足準備金。保費不足準備金是壽險責任準備金的組成部份。

中國公認會計準則。 根據中國保監會監管規定，倘淨續期保費高於毛保費，則需要提供保費不足準備金。保費不足準備金包含在壽險責任準備金中。

由於風險的性質和本公司未來保險賠付責任的高度不確定性，在有關責任方面，本公司不能夠精確地確定最終支付的具體金額。但是，本公司提供的準備金一般比中國有關監管條例要求的金額要高。本公司每年對未來賠付責任估計值進行審查，並與本公司的實際經驗進行比較，確保這些估

本公司定期對死亡率、發病率、費用率和退保率數據進行研究。這些研究是本公司定價、準備金和預測等假設設定的基礎。

本公司的精算人員還負責分析並就本公司代理人佣金制度提出建議，以使本公司的代理人佣金制度保持競爭力並節省成本。

本公司的精算團隊根據國際財務報告準則和中國公認會計準則來定期審查本公司的各項準備金，以確保包括壽險責任準備金、未決賠款準備金和未到期責任準備金在內的公司準備金能夠滿足未來的各項義務。另外，本公司的精算團隊還定期對本公司的償付能力額度進行跟蹤。

準備金

以下的討論涉及根據國際財務報告準則制定的包含在附錄一說明的會計報表中本公司合併財務報表所採用的本公司壽險準備金。本公司還根據《中華人民共和國保險法》和中國法定會計準則的要求計提準備金，中國的法定要求同本公司根據國際財務報告準則編製的公司合併財務報表提取的準備金在某些重大方面存在差異。參閱「— 監督與管制 — 保險業務 — 準備金」。

本公司提取準備金，是為了保證本公司履行對傳統非分紅型人壽保單和本公司傳統分紅型人壽保單項下的未來保單責任提供準備金。本公司提取的主要準備金分三類：壽險責任準備金、**未決賠款準備金**和**未到期責任準備金**。過去三年，本公司根據國際財務報告準則在報告中確定的壽險準備金均高於依據中國公認會計準則要求報告的準備金。另外，本公司也可以在具體情況下提取保費不足準備金。

與本公司投資連結型壽險保單相關的資產保存在獨立賬戶和公共賬戶兩個賬戶中。保存在獨立賬戶中的資產價值等於該投資連結型壽險保單的累計現金價值，而保存在公共賬戶中的這部份資產是為了當獨立賬戶中的資金不足以應對未來保單賠付責任的給付時，予以補充。參看附錄一中會計師報告包含的本公司合併財務報表附註4。

壽險責任準備金

國際財務報告準則。 本公司提取壽險責任準備金，是為了滿足本公司壽險保單下的未來給付義務。本公司壽險責任準備金的計算依據是死亡率和發病率、利率和行政管理費用等有關的精算假設。該假設在簽發保單時確定，而且保持不變，除非該保單保費不足。本公司在計算壽險責任準備金時採用**均衡淨保費法。**該方法假設在計算補償未來所有壽險賠償金的準備金時，相關保單期限內的純保費的數額保持不變。

核賠員必須通過本公司的內部資格考試，而且本公司超過80%的核賠員有學士學位。本公司已經為每一位核賠員設定了理賠權限，超過相關權限的理賠必須由本公司平安壽險總公司的核賠中心（由關鍵業務部門的高級經理組成）審查批准。為確保核賠員處理保單不超過他們的理賠權限，本公司集中化的理賠信息技術系統為核賠員設定最高的核賠權限，倘索賠金額超過有關核賠員的權限，則該系統不會接受該核賠員處理的索賠，該系統將向核賠員所在同一分公司較高層級的核賠員提交這類索賠；倘若索賠金額低於該核賠員的權限，較高層級的核賠員則批准該理賠，否則，該系統會把該理賠再傳送到本公司平安壽險總公司的核賠中心。參閱「— 信息技術」一節。

本公司壽險核賠員將在理賠時使用一套標準化的規則和程序，這有助於確保質量、一致性和本公司理賠過程的效率。為了提高本公司的理賠效率，本公司將壽險理賠分為三類：簡單、標準和複雜。對各類索賠的處理要通過一套獨立的程序來進行。本公司通過理賠報告之日起10天內處理索賠的比例來衡量本公司理賠程序的效率。在2003年，本公司大約90%的壽險理賠案件是在接到理賠報告之日起10天內處理完畢的。

作為本公司專業理賠制度的組成部份，本公司每年對本公司的理賠決策進行稽核，並且每一項稽核包括對本公司分公司每一位核賠員進行審查。在稽核過程中，本公司平安壽險總公司的核賠中心核查分公司的理賠記錄和分公司核賠員的理賠記錄，確定本公司理賠程序是否得到遵守，並評估分公司和分公司核賠員的表現。另外，本公司理賠中心還核查年度稽核過程中選取的分支機構的理賠記錄。本公司每家分公司的人員也對其屬下選取的分支機構的理賠記錄進行核查。在2001年，本公司壽險理賠制度獲得了ISO9001：2000認證。

精算實務

本公司有大約60名精算人員，其中大約三分之一具有國際或中國精算師資格。精算團隊向本公司其他主要業務單位提供精算支持。

本公司已經成立了一個產品管理委員會負責監督產品開發戰略，主要由精算和其他高級管理人員組成。本公司就產品開發流程建立了一套綜合流程和精算假設標準。向市場推出新產品以後，由本公司產品管理部門監督產品的銷售和精算實際經驗，並向相關人員提供反饋。本公司認為，本公司的產品開發流程和本公司的精算專業人員隊伍在行業內佔據有力的競爭地位。

況、職業和財務背景來評估被保險人的投保風險。本公司設於深圳的核保中心，相關分公司或分支機構的核保小組根據特定保單項下待承擔風險的大小作出核保決策。

按照本公司的核保政策，本公司將根據投保人購買保單的類型和金額對其進行嚴格的審查。例如，倘若賠付超過一定的金額，投保人必須經本公司僱用或指定的醫師完成醫療檢查確認後方能得到最後賠付。根據醫療檢查結果，若投保人的健康條件達不到標準，則需交納額外的保費。對投保的金額超過人民幣50萬元的保單，本公司會對投保人進行進一步調查。

本公司將根據每個核保員的經驗和資格對其設定核保權限。為了確保核保員核保金額不超過他們的權限，本公司集中化的核保信息技術系統不接受保單金額超過提交保單核保員權限的待核保保單。該系統將該保單提交給核保員所在同一分公司的核保主任，倘若保單金額不超過核保主任的核保權限，則核保主任可以批准該保單。否則，該系統將把該保單提交給本公司的壽險核保中心。參閱「— 信息技術」一節。

本公司的精算團隊進行的定價決策遵循中國保監會有關條例，並依據本公司自己的經驗和假設進行精算計算。本公司也考慮由本公司再保險公司提供的數據。本公司的精算團隊由六名具備國際資格（包括北美精算協會、美國產險精算協會和英國精算協會）的精算師組成。另外，本公司的精算師小組還包括十五名國際認證的準精算師、兩名中國認可的精算師和四十多名其他精算人員。具有精算資格的精算人員在本公司的服務期平均超過五年，而本公司精算團隊的服務期平均為三年半。

本公司壽險產品定價的主要依據是有關死亡率的假設。另外，本公司還考慮特定產品的利率、預期行政管理費用、佣金和利潤率。對於個人傳統分紅型人壽保險、期限超過一年的壽險和保證續保的一年期壽險，其死亡率假設由中國保監會來設定。另外，包括個人傳統分紅型人壽保險、個人投資連結型人壽保險、個人兩全人壽保險和意外保險產品，其利率、行政管理費用和佣金，均不得超過中國保監會規定的限額。本公司意外保險和健康保險的死亡率和發病率假設，以本公司自己的經驗和再保險公司的數據作為定價基礎。

本公司已經建立了專業核賠制度，根據該制度，本公司1,000多人組成的壽險核賠員隊伍來處理壽險理賠，這些人員的工作地點為本公司位於深圳的理賠中心或本公司各分公司。本公司的每個

本公司達成了銀行保險安排的中國郵政和商業銀行分行。本公司僱用了大約270名接線員，按照不同的中國地方方言組成不同的小組，利用不同的方言來方便本公司分散在各地的不同客戶需求。2003年，電話中心日平均處理量大約為30,000個電話。大約有90%的電話在12秒鐘內接聽，現有和潛在客戶的諮詢大都能夠在24小時內得到應答。2002年2月，本公司的電話中心成為中國第一個獲得ISO質量認證的金融電話中心。

在2000年，本公司建立了PA18金融門戶網站，向客戶提供基於互聯網的服務。通過本公司的PA18金融門戶網站，本公司客戶能夠訪問有關本公司的最新信息，並且可以了解本公司提供的各種產品和服務。另外，本公司的客戶也可以通過PA18金融門戶網站購買某些保險產品並支付保費。

本公司還在中國各分公司、分支機構建立了客戶服務渠道，截至2003年12月31日，客戶服務隊伍僱用了2,800多名員工，來處理客戶諮詢。本公司已經採取了各種措施，使客戶服務櫃檯處理程序標準化，提高本公司全國客戶服務櫃檯服務的效益。這些標準化的程序已經在中國35個主要城市展開，提高了本公司在這些城市為客戶提供櫃檯服務的能力，並相應降低了服務成本。尤其是，本公司客戶服務櫃檯的平均等待時間不超過5分鐘。而且，本公司亦採取了一些措施，增強本公司銷售代理人在客戶服務中的作用，鼓勵他們與向其購買保單的客戶保持經常性的聯繫。特別是，本公司要求本公司的銷售代理人最少每年要與每位客戶聯繫一次。通過讓已經瞭解客戶需要的銷售代理人更積極地發揮在客戶服務中的作用，本公司能夠改善服務，並加強客戶關係。

核保、定價和理賠

為了更好地進行承保或理賠流程，各核保員和核賠員必須參加系列培訓，並通過本公司的內部資格考試。根據專業資格制度中規定的標準和程序對各核保員和核賠員的表現進行密切監督。另外，本公司的先進信息技術平台向核保員和核賠員提供支持，確保其工作的質量。尤其是，本公司的集中數據庫平台使本公司能夠檢查所有分公司壽險客戶的投保風險。而且，本公司先進的信息技術平台為本公司各核保員和核賠員設定了最高的核保和核賠權限。本公司認為，本公司核保核賠人員的素質及本公司向其提供的支持在中國保險行業名列前茅。

本公司的壽險核保流程包括對申請和風險的評估，通過評估死亡率風險和保險詐騙風險是否與本公司願意接受的風險額度一致確定與特定申請人有關的風險。在這一過程當中，本公司從醫療狀

本公司認為，同中國其他主要保險公司相比，本公司壽險經營獲得的毛承保保費及保單費收入更多集中在中國經濟比較發達的地區。

客戶服務

本公司承諾提供優質客戶服務。除了基本客戶服務，如理賠和諮詢外，本公司還向本公司客戶提供全球急難援助。客戶可以通過全國電話中心、PA18金融門戶網站、各分支機構服務渠道及銷售代理人獲得服務。本公司先進的信息技術平台是本公司為客戶提供優質服務的堅實基礎。尤其是，本公司的集中數據庫收集了本公司超過2,700萬壽險客戶和400萬產險客戶保單有關的信息。本公司認為，本公司能夠在中國保險公司中提供高質量客戶服務，正是具備這些因素和其他各種努力的結果。

下表說明所顯示截至日期本公司個人壽險客戶13個月和25個月繼續率：

	截至12月31日		
	2001年	2002年	2003年
個人壽險客戶13個月保單繼續率(1)	83.4%	86.1%	85.7%
個人壽險客戶25個月保單繼續率(2)	80.8%	75.5%	79.6%

(1) 簽單後13個月繼續有效的人壽保單比例。

(2) 簽單後25個月繼續有效的人壽保單比例。

在2001年到2002年間，本公司25個月保單繼續率下降的主要原因是本公司保證收益率不高於2.5%的人壽保單比例有所增加。特別是，同本公司歷史遺留高保證收益率產品相比，這些保單的繼續率一般較低。截至2002年12月31日止年度本公司13個月和25個月保單繼續率分別為86.1%和75.5%，而截至2003年12月31日止年度則分別為85.7%和79.6%。本公司預期，通過持續努力增強客戶服務，將能夠提高本公司保單繼續率水平。

本公司已經與急難援助供應商進行合作，如自2001年1月1日開始與AXA援助公司合作，從1998年1月1日開始與國際SOS（香港）有限公司合作，在中國境內外向客戶提供急難援助。特別是，本公司的急難援助計劃在客戶生病或發生意外事故時提供支持服務。這些服務包括醫療諮詢、醫療撤離，及在被保險人不能夠撤離時為其親屬看望提供方便等。

另外，本公司於2000年7月建立了全國集中的電話中心，在中國撥打95511就可以接通該電話中心。本公司的電話中心可以每周7天、每天24小時為本公司現有和潛在客戶提供服務。本公司的電話中心在有關壽險產品方面向本公司客戶提供方便的諮詢渠道和投訴渠道。本公司潛在的客戶也可使用電話中心，諮詢保險需求，並可借此將該需求提交本公司的銷售代理人、團體銷售代表或與

客戶

截至2003年12月31日，本公司的壽險客戶群包括2,700多萬壽險客戶。下表說明截至所顯示日期本公司個人和公司客戶的數量：

	截至12月31日		
	2001年	2002年	2003年
		(千)	
個人客戶	15,531	21,218	26,880
公司客戶	73	119	188
合計	15,604	21,337	27,068

在2003年，本公司壽險保費收入中有大約45.8%來自上海、北京、南京、廣州和青島及其附近地區的客戶，這些城市是在中國經濟較發達的地區。本公司相信，這些地區和其他經濟較發達地區將繼續為進一步的盈利性增長提供更大的潛力。所以，本公司將繼續把本公司的銷售和市場營銷注意力放在這些城市和其他經濟較發達地區，包括近北京和天津的環渤海地區、上海附近的長江三角洲地區和廣州附近的珠江三角洲地區。同時，把上海、北京、南京、廣州和深圳人均收入高的客戶作為本公司的目標客戶。

下表說明所顯示期間本公司壽險經營毛承保保費及保單費收入地區分佈情況：

	截至2003年12月31日止年度	
	金額	佔總金額的%
	(人民幣百萬元，比例除外)	
上海	7,525	13.7%
北京	6,642	12.1
南京	4,154	7.5
廣州	3,518	6.4
青島	3,328	6.0
瀋陽	2,744	5.0
杭州	2,229	4.0
成都	1,773	3.2
哈爾濱	1,689	3.1
福州	1,672	3.0
所有其他地區[(1)]	19,768	36.0
合計	55,042	100.0%

(1) 在2003年，任一地區佔本公司壽險經營毛承保保費及保單費收入不足3.0%。

銷本公司的團體意外保險產品，如旅遊意外保險等。本公司認為，這些保險中介機構在未來分銷本公司的團體保險產品中將起到越來越重要的作用。

其他銷售渠道

本公司壽險產品的另外一個分銷渠道是通過對本公司的財產保險業務機構進行產品交叉銷售。特別是，有關中國國有企業和私人公司的保險範圍決策常常是由同一人來確定，不管所銷售保險範圍屬於什麼類型。所以，本公司還通過使用本公司財產保險業務的內部銷售代表向現有的企業財產保險客戶推銷本公司的團體壽險保險產品。另外，本公司還通過全國電話中心95511和本公司的PA18金融門戶網站來銷售本公司的壽險產品。

而且，本公司還充分利用本公司壽險業務中的各種交叉銷售機會，通過本公司壽險業務銷售代理人將本公司的團體壽險產品推銷給在中國大型國有企業或市和縣政府中有決策地位的個人壽險客戶。

下表説明截至所顯示日期向本公司財產保險客戶交叉銷售本公司壽險產品相關的某些數據：

	截至12月31日		
	2001年	2002年	2003年
		(人民幣百萬元)	
產險客戶購買壽險產品所產生的毛承保保費及保單費收入	28	247	468

歷史遺留高保證收益率產品的利差損

同中國其他各大壽險公司一樣，主要由於當時的市場利率較高，本公司在1995年到1999年期間對本公司的壽險產品如：終身人壽保險、兩全人壽保險、遞延型年金，提供了較高的保證收益率。因為中國境內的市場利率過去幾年來總體降低，本公司上述產品之實際投資收益率低於計算保費和保單費中所使用的假設利率。因此，實際投資收益率和保證收益率之間的重大差額已經導致利差損。但是由於在計算本公司保險產品保費中使用的假設死亡率和發病率、行政管理費用的假設較為保守，迄今，實際發生的和假設的死亡率、發病率及費用之間的差異部份抵消了部份利差損。參閱「財務信息 — 歷史遺留高保證收益率產品的利差損」一節。

下列表格説明本公司的基本團體保險產品在截至日期或指定期間按種類劃分的某些財務和運營數據：

	截至12月31日止年度		
	2001年	2002年	2003年
		(人民幣百萬元)	
傳統非分紅型：			
毛承保保費及保單費收入	2,778	1,261	2,314
首年保費及保單費收入	1,656	739	1,774
續期保費及保單費收入	1,122	522	540
意外保險與健康保險：			
毛承保保費及保單費收入	631	976	1,245
首年保費及保單費收入	631	976	1,245
續期保費及保單費收入	—	—	—
傳統分紅型：			
毛承保保費及保單費收入	836	6,215	6,270
首年保費及保單費收入	836	6,206	5,777
續期保費及保單費收入	—	9	493
非傳統型：			
毛承保保費及保單費收入	26	168	35
首年保費及保單費收入	26	153	33
續期保費及保單費收入	—	15	2
毛承保保費及保單費收入合計	4,271	8,620	9,864
首年保費及保單費收入合計	3,149	8,074	8,829
續期保費及保單費收入合計	1,122	546	1,035

分銷

本公司在全國各分公司和分支機構僱用了1,200多名團體銷售代表。這些銷售代表提供壽險與退休計劃建議，並向機構客戶出售健康和其他短期保險。這些銷售代表獲得底薪加銷售提獎。雖然本公司現在的產品組合正在轉向健康和其他短期保險產品，但本公司認為中國經濟的持續變革將繼續為本公司的團體年金產品提供更多的市場機遇。參閱「— 市場機遇」一節。

作為本公司市場營銷活動的組成部份，本公司還提供信息技術服務，幫助本公司的機構壽險客戶開發信息技術平台，管理自己的養老金計劃。通過PA18金融門戶網站，本公司能夠為最大的團體壽險客戶提供定制的解決方案。本公司對客戶需要提供快速應答，是本公司能夠吸引並留住這些客戶的主要原因之一。

保險中介機構

本公司還通過諸如專業保險代理人、保險經紀和兼業代理機構等保險中介機構來分銷本公司的團體保險產品。專業保險代理人主要分銷本公司的團體分紅型遞延年金產品。兼業代理機構主要分

閱「— 個人壽險 — 個人壽險產品 — 傳統非分紅型壽險」一節。在2003年，本公司團體傳統非分紅型壽險產品的毛承保保費及保單費收入佔本公司壽險運營毛承保保費及保單費收入總額大約4.2%。

意外與健康保險

本公司的主要團體意外保險與健康保險產品包括團體意外保險和團體健康保險產品。這些產品與作為個人壽險產品組成部份提供的產品一般具有同樣的特徵。關於這些特徵的説明，請參閱「— 個人壽險 — 個人壽險產品 — 意外與健康保險」一節。在2003年，本公司團體意外保險和健康險產品的毛承保保費及保單費收入佔本公司壽險運營毛承保保費及保單費收入總額大約2.3%。

傳統分紅型遞延年金

本公司當前還提供一種團體分紅型遞延年金。該產品與本公司作為個人壽險產品組成部份提供的分紅型遞延年金一般具有相同的特徵。關於這些特徵的説明，請參閱「— 銀行保險 — 銀行保險產品 — 分紅型遞延年金」部份。

本公司一般向超過八個員工的實體提供上述產品。在2003年，來自本公司團體傳統分紅型壽險產品的毛承保保費及保單費收入佔本公司壽險運營毛承保保費及保單費收入總額大約11.4%。

非傳統遞延年金

本公司當前還提供一種團體投資連結型遞延年金，這一產品具有投資連結保險產品和遞延年金保險產品的共同特徵。本公司的團體投資連結型遞延年金保險產品將向被保險人提供保單期限內的保險，所提供的與投資連接的投資回報將由保單持有人來挑選。保費將按照固定的費率部份歸入保險賬戶、部份歸入投資組合。保單持有人可以決定在三種不同的投資組合之間分配投資保費：即穩健組合、平衡組合和進取組合。

本公司的團體投資連結型遞延年金保險產品的遞延年金特徵為持有人終身提供一次性給付或按年度支付。分紅型遞延*年金持有人在累計期間提供保費，持有人或受益人將獲得下列賠付：*

- 達到領取年金年齡進行一次性總付，或從達到領取年金年齡開始到持有人死亡期間，按年進行支付；
- 倘持有人在達到領取年金年齡之前死亡，則進行一次性支付；及
- 倘持有人在達到領取年金年齡之前殘廢，則進行一次性支付。

分行的計算機與本公司的集中核保信息技術系統連接起來，促進在這些分支機構以電子方式提交保單申請和簽發保單。本公司有超過1,000名銀行保險專管員，向參與銀行保險的中國郵政和商業銀行分行的員工提供支持。這些銀行保險專管員向參與銀行保險的中國郵政和商業銀行分行的員工提供有關銀行保險產品和銷售技術方面的諮詢。這些銀行保險專管員還走訪參與銀行保險的中國郵政和商業銀行分行，收集保險申請並發出核准的保單。

本公司於2000年6月和2002年10月分別與工商銀行和中國銀行簽訂了有關本公司銀行保險產品的合作協議。本公司的分公司與工商銀行和中國銀行相應的分行為銷售本公司銀行保險產品簽訂了銀行保險協議。本公司尚未與中國郵政和其餘兩大全國性商業銀行就銀行保險業務簽訂合作協議。但是，本公司的分公司已經與中國郵政和其餘兩大全國性商業銀行的相應分支機構簽訂了銀行保險的合作協議，由其銷售本公司的銀行保險產品。與工商銀行和中國銀行簽訂的合作協議不要求本公司維持最低業務的水平。

2003年，本公司通過工商銀行和中國銀行各網點銷售的銀行保險產品大約佔本公司銀行保險毛承保保費及保單費收入的42%和25%。參閱「風險因素 — 與本公司保險經營有關的風險 — 倘若本公司在中國進行的銀行保險安排終止或中斷，則會對本公司的競爭力產生重大不利影響，並會導致本公司的收入和利潤下降」。

團體保險

本公司是向中國大型國有企業、外商投資企業、中國私有企業及市和縣政府提供團體保險產品的領先保險公司。

團體保險產品

本公司的主要團體保險產品總體上分為四種基本類型：團體傳統非分紅型壽險、團體意外與健康保險、團體傳統分紅型遞延年金和團體非傳統遞延年金。在2003年，本公司團體保險產品的毛承保保費及保單費收入佔本公司壽險運營毛承保保費及保單費收入總額大約17.9%。

傳統非分紅型壽險

本公司的主要團體傳統非分紅型壽險產品包括團體終身人壽保險和團體定期人壽保險產品。這些產品與作為個人壽險產品組成部份提供的產品一般具有同樣的特徵。關於這些特徵的說明，請參

下列表格說明本公司銀行保險產品在截止日期或指定期間的某些財務和運營數據：

	截至12月31日止年度		
	2001年	2002年	2003年
	（人民幣百萬元）		
傳統分紅型			
毛承保保費及保單費收入	2,837	9,633	10,560
首年保費及保單費收入	2,837	9,599	10,441
續期保費及保單費收入	—	34	119
意外保險與健康保險			
毛承保保費及保單費收入	—	—	2
首年保費及保單費收入	—	—	2
續期保費及保單費收入	—	—	—
毛承保保費及保單費收入合計	2,837	9,633	10,562
首年保費及保單費收入合計	2,837	9,599	10,443
續期保費及保單費收入合計	—	34	119

分銷

本公司與中國郵政和中國四大商業銀行及許多其他全國性和地區性商業銀行建立了銀行保險安排，以銷售本公司的銀行保險產品。根據這些安排，本公司的產品通過他們的員工、直郵和電話銷售網絡推銷到他們的客戶。相應的，本公司向他們支付銷售手續費。本公司認為，由於中國郵政和銀行有著廣泛的客戶基礎，銀行保險分銷渠道能夠提供很大的增長機會。截至2003年12月31日，本公司與中國130多個城市超過21,000家中國郵政分支機構和商業銀行分行建立了銀行保險安排。2003年，本公司通過銀行保險所獲得的毛承保保費及保單費收入佔本公司壽險業務毛承保保費及保單費收入總額大約19.2%。

截至2003年12月31日，本公司有100多萬名銀行保險客戶。客戶可以通過在與本公司達成協議的中國郵政和商業銀行網點櫃枱購買本公司的銀行保險產品。另外，某些參與銀行保險的商業銀行的金融服務中心也可以用來幫助中、高端銀行客戶滿足他們對銀行保險產品的需要。

協議儘管並不禁止參與銀行保險的中國郵政和商業銀行分行出售其他保險公司的產品，但是，本公司已經採取了許多措施，鼓勵這些實體優先出售本公司的保險產品，包括提供培訓和計算機軟件及與幾家銀行達成合作協議等。

參與銀行保險的中國郵政和商業銀行分行員工需要參與本公司舉行的培訓計劃，通過該計劃對這些員工進行產品特點和銷售技術方面的培訓。本公司正在將參與銀行保險的中國郵政和商業銀行

銀行保險

本公司早在2000年8月就開始提供分紅型銀行保險產品。自推出本公司的銀行保險產品以來，本公司的銀行保險業務獲得了快速增長。2003年，本公司決定對本公司的銀行保險業務進行控制性增長管理，通過調整更多的產品組合向期繳保費、短期壽險產品靠攏、同時優化現有的銀行分銷網絡及通過銀行開發更大利潤的分銷模式，來逐步實現本公司的銀行保險產品向能增加邊際利潤的產品傾斜。

銀行保險產品

本公司的銀行保險產品主要包括分紅型兩全人壽保險、分紅型遞延年金和意外保險，多數為躉繳保費保險產品。在2003年，本公司的銀行保險產品毛承保保費及保單費收入佔本公司壽險運營毛承保保費及保單費收入總額大約19.2%。

分紅型兩全人壽保險

作為本公司銀行保險產品的組成部份，分紅型兩全人壽保險產品與作為本公司個人壽險產品組成部份提供的兩全人壽保險產品一般具有相同的特徵，但是這些分紅型兩全人壽保險保單大多數都是躉繳保費產品，到期期限一般為5到10年。有關這些特徵的說明，請參閱「— 個人壽險 — 個人壽險產品 — 傳統分紅型人壽保險」部份。

分紅型遞延年金

自2003年6月1日開始，本公司開始提供分紅型遞延年金，作為本公司銀行保險產品的組成部份。分紅型遞延年金持有人在一定的累計期間向本公司繳納保費，由保單持有人或受益人獲得下列利益：

- 達到領取年金年齡進行一次性給付，或從達到領取年金年齡開始到持有人死亡期間，按年進行支付；
- 倘持有人在達到領取年金年齡之前死亡，則進行一次性給付；及
- 在本公司累計期間，分紅型產品在可分配盈餘的限度內支付紅利。

意外保險

本公司從2003年6月1日開始提供意外保險，作為本公司銀行保險產品的組成部份。這些產品與本公司提供的作為個人壽險產品組成部份的意外保險產品一般具有同樣的特徵。有關這些產品特徵的說明，請參閱「— 個人壽險 — 個人壽險產品 — 意外與健康保險」部份。

在中國本公司是為銷售代理人產能的提高提供支持方面領先的保險公司。本公司還通過分公司銷售支持應用程序、電話中心和本公司PA18金融門戶網站向銷售代理人提供銷售支持。本公司的銷售代理人可以使用個人手提電腦，通過PA18金融門戶網站專用銷售支持軟件生成定制的保險建議、管理自己的銷售活動，並實時通過本公司的集中化數據庫獲得最新的客戶信息。2003年9月，本公司推出了個人數字助理，通過本公司先進的信息技術系統來提高銷售支持水平。本公司還利用短信服務來幫助銷售代理人進行各種營銷活動。

下表說明所顯示期間本公司銷售代理人的某些產能指標：

	截至12月31日止年度		
	2001年	2002年	2003年
	（人民幣元，保單數除外）		
代理人首年保費（人均每月）......................	3,884	2,786	3,036
代理人壽險新保單件數（人均每月）................	2.4	2.1	2.6

本公司代理人首年人均月毛承保保費及保單費收入從2001年的人民幣3,884元減少到2002年的人民幣2,786元，減少了28.3%，減少的主要原因是本公司投資連結型產品銷量有所減少。投資連結型產品銷量減少主要是因為2001年和2002年中國證券市場出現重大下滑，致使本公司投資連結型產品對本公司潛在客戶的吸引力降低。本公司代理人首年人均月毛承保保費及保單費收入從2002年的人民幣2,786元增加到2003年的人民幣3,036元，增加了9.0%。增加的主要原因是由於本公司銷售代理人產能的提高和結構的合理化。

2003年，本公司開始重新調整了本公司銷售代理人的薪酬結構，以便個人報酬更緊密地與包括代理人銷售保單的數量和保單繼續率水平在內的相關因素連接在一起。本公司相信，新的薪酬結構將能夠為本公司的銷售代理人提供激勵，提高他們的產能，並提高本公司高產能代理人的留存率，從而更有效地利用本公司的資源。

除了本公司的銷售代理人之外，本公司還有一個由本公司各分公司和支公司大約16,000名區拓人員組成的專業隊伍，主要為**孤兒保單客戶**提供服務並推銷新人壽保險產品，這些壽險單主要由已離職的代理人銷售。本公司的區拓人員向孤兒保單客戶提供保費收取和理賠服務。

本公司認為，隨著中國保險業的進一步發展，本公司需要對公司的銷售管理能力進行升級換代，進一步使本公司銷售代理人專業化，並提高他們的素質，以保持競爭力。本公司正在為公司的銷售代理人和經理人開展提高技能計劃，進一步使本公司銷售管理與支持基礎設施升級，這些基礎設施包括培訓、營銷和信息技術支持等。

險和金融服務公司通過該協會進行研究和教育活動。而且，2004年，本公司第5次獲得教育成就獎，該獎根據上一年度參加人壽保險業管理協會教育計劃的人數總量表彰在全世界範圍前15家參加該教育培訓的保險公司。本公司是中國首家在個人壽險業務方面推出代理分銷模式的保險公司。而且，2002年，在中國708名達到國際頂級壽險業務銷售代理人組織「百萬圓桌會」資格的銷售代理人中，有660名為本公司人員。

本公司目前有大約180,000名**專屬銷售代理人**從事產品營銷。本公司的銷售代理人，包括本公司銷售代理主管隊伍，不是本公司的受僱員工，但每一個銷售代理人每三年要與本公司簽訂排他性代理協議。另外，中國保險法禁止個人銷售代理人同時從多個壽險公司接受**佣金**。

本公司銷售代理主管隊伍包括大約20,000個銷售主任、2,200個營業部經理和570名區經理。銷售主任向營業部經理匯報，而且除了完成銷售代理人的任務外，還要負責管理和培訓銷售代理人。營業部經理管理和培訓銷售主任並向區經理匯報。區經理監督所負責區的銷售經營，並向分公司的營銷部匯報。

本公司是中國向銷售代理人提供培訓的領先保險公司。尤其是，本公司把銷售代理人的持續培訓看成是本公司業務計劃的重要組成部份，以提高本公司銷售隊伍的產能和專業化水平。相應的，本公司要求本公司的銷售代理人參與各種持續的培訓計劃。本公司就銷售代理人提升為銷售管理層提供必需的課程，並提供可選培訓課程，訓練代理人提高自己的技術和市場營銷技能。本公司提供六項必修課程和八項選修課程。本公司計劃於2004年向符合一定服務年限和產能要求的銷售代理人提供額外的課程，包括市場營銷技能課程。本公司還與人壽保險市場營銷研究協會「LIMRA」合作，建立了專門針對本公司銷售主管層的培訓課程。2003年，人壽保險市場營銷研究協會向本公司大約8,000名銷售代理人授予國際質量資格認證證書。

在成為本公司持證的銷售代理人之前，每一個候選人必須完成本公司的培訓計劃，該培訓計劃大約持續十一週，分為三個主要階段：初級培訓、崗前培訓和銜接培訓。初級培訓階段持續四週，目的是幫助受訓人員準備政府許可考試。完成考試後，受訓人員在成為本公司持證銷售代理人之前參加為期一週的崗前培訓、五週的銜接培訓和最後為期三天的培訓。為了提高本公司招聘活動的效率，本公司於2002年6月建立了一套代理人選拔制度，使人壽保險市場營銷研究協會設計的代理人甄選系統測試和個人面試相結合。

了一項條例，對投資連結型人壽保險產品提出了新的要求。因中國保監會規定的原因，中國的保險公司，包括本公司，暫時停止銷售投資連結型人壽保險產品。於2003年6月月末前銷售的大約110萬份投資連結型人壽保單的有效性不受中國保監會條例的影響，本公司已於2003年11月就新的投資連結型和萬能壽險產品向中國保監會提出申請，這些產品是按照中國保監會條例設計的。獲得中國保監會相應批准後，本公司將開始出售這些新產品。2003年，本公司個人投資連結型人壽保險產品毛承保保費及保單費收入佔本公司壽險運營獲得毛承保保費及保單費收入總額大約3.3%。本公司投資連結型壽險產品持有人可以決定以三種不同的投資組合來分配自己的投資保費：穩健組合、平衡組合和進取組合。

下表説明截至所顯示各日期和期間本公司各主要個人壽險產品方面的某些財務和經營數據：

	截至12月31日止年度		
	2001年	2002年	2003年
		(人民幣百萬元)	
傳統非分紅型：			
毛承保保費及保單費收入	15,940	15,455	15,561
首年保費及保單費收入	660	758	1,245
續期保費及保單費收入	15,280	14,697	14,316
意外保險與健康保險：			
毛承保保費及保單費收入	1,736	2,230	2,433
首年保費及保單費收入	1,736	2,230	2,433
續期保費及保單費收入	—	—	—
傳統分紅型：			
毛承保保費及保單費收入	5,239	11,014	14,801
首年保費及保單費收入	4,374	6,853	5,249
續期保費及保單費收入	865	4,161	9,552
非傳統型：			
毛承保保費及保單費收入	4,929	3,630	1,821
首年保費及保單費收入	4,002	949	96
續期保費及保單費收入	927	2,681	1,725
毛承保保費及保單費收入合計	27,844	32,329	34,616
首年保費及保單費收入合計	10,772	10,790	9,023
續期保費及保單費收入合計	17,072	21,539	25,593

分銷

本公司認為，本公司是中國保險行業中管理、培訓和支持銷售代理人方面的領先者，持續對銷售管理基礎設施進行升級換代，以維護本公司的市場領先地位。2003年，人壽保險業管理協會第三次授予本公司優秀教育獎。人壽保險業管理協會是一家國際協會，來自70多個國家超過1,250家保

兩全人壽保險。 本公司的兩全人壽保險產品一般為被保險人提供保單期限保險，並在保單期結束時提供滿期給付。保額在被保險人死亡時支付，倘被保險人在保險期間過後依然在世，則予以滿期給付。

意外與健康保險

本公司的意外保險產品一般為被保險人在保單期限內因意外事故造成的死亡或傷殘提供擔保賠付。本公司向被保險人支付的傷殘賠付將根據該被保險人遭受的傷殘的類型而有所不同。本公司的健康保險產品提供日常住院補貼或報銷被保險人發生的實際住院費用。本公司一般提供一年期的意外和健康保險保單。在2003年，本公司意外與健康保險產品的毛承保保費及保單費收入佔本公司壽險業務毛承保保費及保單費收入總額大約4.4%。

傳統分紅型人壽保險

本公司主要傳統分紅型壽險產品包括終身人壽保險和兩全人壽保險。除了提供在本公司傳統非分紅型壽險產品下提供的賠付外，本公司傳統分紅型壽險產品還授予保單持有人接收紅利的權利，條件是本公司的分紅型產品在保單期間內之年度有可分配盈餘。對於特定的任何年份，倘實際死亡率和特定分紅型壽險產品的投資收益比這類產品定價中使用的假設更加有利，則一般存在可分配盈餘。對於本公司的分紅型壽險產品，中國保監會要求本公司至少將70%的年可分配盈餘分配給保單持有人。根據每個保單持有人的偏好，該分配的盈餘可以現金的方式分配給保單持有人，作為現金存款以獲取利息，或抵消保費，或作為保額的增加。根據中國保監會的有關法規，本公司並不需要分配某一年度的所有盈餘。倘若本公司選擇分配年度部份盈餘，則剩餘盈餘部份將累計存放在特別紅利準備金中。本公司每年根據該年度盈餘狀況和特別紅利準備金累計額的可用情況來確定年度可分配盈餘。保單持有人年度盈餘分配堅持平等分配的原則。

在2003年，個人傳統分紅型壽險產品的毛承保保費及保單費收入佔本公司壽險運營毛承保保費及保單費收入大約26.9%。

非傳統人壽保險

過去，本公司只提供一種類型的非傳統壽險產品，即投資連結型人壽保險。本公司最初從1999年10月到2003年6月向本公司的客戶提供投資連結型人壽保險。在2003年6月，中國保監會出台

— 增加本公司個人壽險業務和本公司團體保險業務之間的交叉銷售的數量，如向本公司個人壽險客戶中在各自組織中有決策地位的人銷售團體定期人壽保險產品和團體年金保險產品。

- **進一步集中核保、核賠和保單管理流程。** 本公司計劃集中核保、核賠和保單管理的關鍵流程進行集中化處理，從而進一步加強風險控制、提高經營效益並增強客戶服務的標準化。

個人壽險

本公司是中國第一家就個人壽險業務推出代理人分銷渠道模式的國內保險公司。本公司注重承保利潤更大的期繳保費個人壽險產品， 2003 年，有超過 94% 的個人壽險首年保費來自期繳保費產品。本公司個人壽險業務利潤很高。另外，本公司認為，本公司提供卓越的客戶服務，如中國信息技術促進協會推選本公司為 2003 年中國最佳的電話中心。

個人壽險產品

本公司的個人壽險產品總體上有四個主要類型：傳統非分紅型壽險、傳統分紅型壽險、意外與健康保險和非傳統壽險。 2003 年，本公司的個人壽險產品的毛承保保費及保單費收入大約佔本公司壽險運營毛承保保費及保單費收入總額的 62.9% 。

傳統非分紅型壽險

本公司的主要傳統非分紅型壽險產品包括**終身人壽保險、定期人壽保險和兩全人壽保險。**在 2003 年，本公司個人傳統非分紅型壽險產品的毛承保保費及保單費收入佔本公司壽險運營毛承保保費及保單費收入總額大約 28.3% 。

終身人壽保險。 本公司的終身人壽保險產品一般為被保險人提供終身保險，被保險人終身或按照預定期限定期支付固定的保費。保額將在被保險人死亡時支付，本公司所有終身人壽保單對於提前終止保單支付**退保現金價值。**本公司的重大疾病保險產品在保單期間根據重大疾病的嚴重程度提供被保險金額 80% 或 20% 的給付保證，而其餘部份則在被保險人死亡時支付。

定期人壽保險。 本公司的定期人壽保險產品一般為被保險人提供特定期限保險，定期支付固定的保費。定期人壽保險產品一般不包括儲蓄或投資的成份，且定期人壽保險合同在被保險人於保險期限結束時仍然在世的情況下一般會以無現金價值的方式到期。

- **提高本公司團體保險業務的利潤率。** 本公司是中國領先的團體保險公司，向許多大型公司和機構員工提供團體壽險和年金產品。本公司計劃利用下列方法提高團體保險業務利潤率：

  — 加強本公司的多渠道分銷網絡，包括直接銷售、交叉銷售、經紀和其他分銷渠道；並通過更好的銷售管理來使本公司的團體銷售代表進一步專業化；

  — 調整本公司的產品組合，突出利潤率較高的產品，鼓勵銷售短期團體保險產品，如意外和健康保險產品等；

  — 建立分公司和分支機構的業績監督制度，關閉盈利性較低的分公司和分支機構；及

  — 實施更嚴格的核保政策。

- **提高本公司銀行保險運營的盈利能力。** 本公司目前與中國郵政、四大國有商業銀行和中國境內許多其他全國性和地區性商業銀行達成了銀行保險協議，以銷售本公司的銀行保險產品。本公司計劃通過以下方式提高本公司銀行保險運營的盈利能力：

  — 與本公司有緊密銀行保險安排的機構結成業務聯盟，開發保險顧問等新分銷模式，來銷售銀行保險產品；

  — 繼續開發排他性銀行保險業務模式，因為這有助於為本公司的保險產品提供更高的利潤，降低銷售手續費；

  — 集中進行更高利潤保險產品的銷售，如意外保險產品等，並擴大銷售期繳保費銀行保險產品；及

  — 通過優化分銷網絡和提高銀行員工的銷售技能等，來提高銷售本公司銀行保險產品之銀行員工的產能。

- **增加對本公司廣大客戶群的交叉銷售。** 本公司的廣大客戶群、集中的客戶數據庫和廣大的分銷網絡使本公司能夠以節省成本的方式進行產品交叉銷售，而且本公司計劃通過增加本公司壽險和產險業務間的交叉銷售活動，來充分挖掘該競爭優勢。特別是，本公司計劃通過以下方式來達到這一目標：

  — 通過本公司的財產保險內部銷售代表，加強向其客戶銷售團體保險產品，如團體定期壽險產品和團體年金等；及

— 在主要城市實施為本公司的銷售代理人和經理提供的強化銷售和服務技能計劃；

— 使本公司的銷售管理和支持流程與基礎設施升級換代，包括招聘、培訓和信息技術支持等；及

— 繼續審核並提高本公司銷售隊伍的水平，有意識地確認並清理業績不佳的銷售代理人。

本公司希望通過這些措施和其他計劃，留住本公司產能最高的銷售代理人，從而提高本公司的整體產能。

- **通過進一步改進產品開發和客戶服務，鞏固本公司的競爭品牌地位。** 本公司尋求通過增強產品開發和客戶服務來吸引和留住客戶。特別是，本公司想通過下列方式來達到這一目標：

— 開發盈利性的產品，來滿足本公司客戶的需要；

— 充分利用本公司的全國電話中心和集中客戶數據庫，以便提高本公司的客戶服務能力；

— 向本公司的銷售隊伍提供更多的培訓，並調整本公司銷售代理人的薪酬結構，以提高他們向本公司客戶提供服務的水平；及

— 使本公司服務中心的客戶界面、工作流程和服務程序標準化。

- **以中國境內經濟較發達的地區和高端客戶為業務重點，推進本公司個人壽險業務的盈利增長。** 本公司是中國境內個人壽險市場中領先的壽險公司。本公司相信這一市場將為本公司提供持續高速增長的機會。而且，本公司將通過以下方式，充分利用這些市場機遇：

— 鼓勵本公司銷售代理人通過多種附加險與主險的組合，促進個人壽險產品的銷售；

— 繼續突出期繳保費產品的營銷，強化期繳保費產品銷售人員培訓；

— 繼續以增長潛力較高的城市，如上海、北京、南京、廣州和青島及中國境內其他經濟較發達地區的客戶為目標；及

— 通過實施產品定價、服務和留存客戶戰略，以高端客戶為目標，吸引並留住這些個人客戶。

本公司認為，本公司是中國保險業客戶服務的領先者。本公司先進的信息技術系統、集中的客戶數據庫和領先的電話服務，都更加提高了本公司客戶服務水平和客戶的留存率。

當前，本公司的大多數壽險保費來自中國經濟較發達的地區。特別是2003年，本公司前十大分公司壽險客戶的毛承保保費及保單費收入大約佔本公司壽險業務已獲毛承保保費及保單費收入的64.0%。而且，基於本公司按照中國公認會計準則編製的財務數據和中國國家統計局按照中國公認會計準則計算並頒佈的中國保險行業數據，本公司從北京和上海獲得的毛承保保費及保單費收入在這些城市中經營的中國各壽險公司中屬於最高，分別佔2003年在這些城市中經營的中國壽險公司已獲毛承保保費及保單費收入總額大約32.7%和36.1%。

考慮中國保險行業不斷變化的市場狀況和日益激烈的競爭，本公司壽險業務的管理重點是盈利性增長。尤其是，本公司已經實施了各種措施，以進一步突出利潤更大的個人期繳保費壽險產品、優化公司的團體保險和銀行保險業務，以獲得更高的利潤，從而使本公司的銷售隊伍更加專業化。

下表說明截至所顯示日期和期間本公司壽險經營的某些財務和經營數據：

	截至12月31日止年度		
	2001年	2002年	2003年
	(人民幣百萬元，比例除外)		
毛承保保費及保單費收入	34,952	50,582	55,042
個人壽險	27,844	32,329	34,616
銀行保險	2,837	9,633	10,562
團體保險	4,271	8,620	9,864
毛承保保費及保單費收入的市場佔有率[1]	28.1%	23.5%	19.6%
首年保費及保單費收入	16,758	28,463	28,295
續期保費及保單費收入	18,194	22,119	26,747

(1) 依照本公司按照中國公認會計準則編製的財務數據和中國國家統計局按照中國公認會計準則計算並頒佈的中國保險行業數據。

業務計劃

本公司計劃進一步發展壽險業務並在壽險經營中實施本公司的總體戰略，具體採用下列業務計劃：

- **使本公司的個人壽險銷售隊伍進一步專業化，以增強其生產力和素質。** 本公司正在實施許多措施，以提高本公司銷售隊伍的產能和專業化程度。本公司計劃通過下列方式達到這一目標：

— 重新設計以使本公司的內部工作流程標準化；及

— 充分利用本公司的統一信息技術平台，來提高運營效率。

人壽保險

概況

從2002年毛承保保費及保單費收入來衡量，本公司是中國境內第二大壽險公司。2003年，本公司壽險業務大約佔中國人壽保險業毛承保保費及保單費收入總額19.6%。具體依據是本公司按照中國公認會計準則編製的財務數據和中國國家統計局按照中國公認會計準則計算並頒佈的中國保險行業數據。1994年，本公司就開始經營個人壽險業務。自從本公司在2002年重組完成以後，本公司通過其擁有99%股權的子公司平安壽險公司，開展了本公司的壽險業務。本公司的壽險業務獲得的毛承保保費及保單費收入從1994年的人民幣3.06億元增加到2003年的人民幣550.42億元。本公司增長速度自1994年以來一直高於行業平均增長率，在中國保險公司中本公司的壽險業務利潤名列前茅。根據中國保監會公佈的最新信息，本公司是中國2001年和2002年盈利能力最強的壽險公司。另外，本公司已經有節制地控制公司的增長速度，重點開發和銷售利潤較高的保險產品，如期繳保費個人壽險產品等。

本公司為個人和團體保險客戶提供各種產品。本公司突出承保利潤更大的個人期繳保費壽險產品，該產品提供穩定的收入和較高的利潤。而且，本公司尋求優化本公司的產品組合並增強公司的盈利能力。本公司相信，本公司是產品創新的領先者，本公司的產品開發由公司經驗豐富的精算師團隊提供支持。例如，本公司是中國首家提供投資連結型壽險產品的公司。

本公司相信，本公司在對個人壽險銷售代理人進行管理、培訓並提供支持方面處於領先地位，而且，本公司不斷對自己的銷售管理基礎設施進行升級，以維護自己的市場領先地位。本公司是中國首家推出個人壽險代理人分銷模式的國內保險公司。2002年，在中國708名達到國際頂級壽險業務銷售代理人組織「百萬圓桌會」資格的銷售代理人中，有660名為本公司員工。本公司的壽險產品主要通過銷售代理人、團體銷售代表及中國郵政網點及本公司達成銀行保險安排的商業銀行來分銷。本公司壽險產品分銷網絡的銷售隊伍包括180,000多個險銷售代理人和1,200多個團體銷售代表。另外，本公司在全國有35家壽險分公司，有超過2,600個分支機構。而且，截至2003年12月31日，中國境內有21,000多個中國郵政和商業銀行網點已經與本公司達成了銀行保險安排。截至同一時間，本公司擁有大約2,700萬個人壽險客戶和188,000公司壽險客戶。

— 針對核心客戶群開發盈利性的產品（如意外險和健康險產品）；

— 充分利用本公司的全國電話中心、PA18金融門戶網站、集中的客戶數據庫、先進的信息技術系統和分銷網絡與銷售隊伍，來增強在全國各地隨時向客戶提供服務的能力；

— 使服務櫃面處理程序標準化，提供高效的客戶服務；及

— 通過鼓勵本公司銷售代理人與投保的客戶經常保持聯繫，來增強他們在客戶服務中的作用。

- **通過綜合利用本公司廣大的客戶群和多元化的金融產品，來優化交叉銷售。** 本公司計劃利用本公司廣大的客戶群和先進的信息技術能力，來優化交叉銷售機遇。具體方法如下：

— 利用本公司超過2,700萬名壽險客戶和400萬名產險客戶的統一數據庫，來促進本公司的交叉銷售活動；

— 採用業績驅動的激勵機制並實施有效的業績評估系統，強調並獎勵交叉銷售中有突出業績的人員；及

— 對本公司銷售隊伍進行廣泛的培訓，以增強他們的產品知識和銷售及市場營銷技能進一步提高他們的交叉銷售產能。

- **通過尋求潛在的新業務機會，進一步發展多元化金融服務平台。** 本公司計劃利用本公司在中國保險市場的領先地位，進一步發展多元化金融服務平台。本公司計劃通過下列方式來達到這一目標：

— 整合本公司的客戶群、分銷渠道和知名品牌，開發多元化金融服務產品；及

— 有選擇性地探索在其他金融服務領域的機會，包括在獲得有關監管批文後開展個人銀行、信用卡、房地產抵押貸款和養老金管理等業務。

- **進一步集中本公司的關鍵作業流程，以控制本公司的經營成本並提高經營效益。** 本公司計劃利用以下方法來達到這一目標：

— 通過合併和精簡後台運營系統，包括核保和核賠處理流程，並根據本招股書第155頁提到的技術援助與服務協議之條款獲得滙豐保險的建議和指導，降低經營成本；

本公司的戰略

本公司的戰略是通過公司的多渠道分銷網絡，以統一的品牌向客戶提供以壽險與產險產品為主的多元化金融產品和服務。本公司採取的戰略計劃著重增強公司在核心壽險與產險業務的競爭力，發展多元化金融服務業務模式，並建立強大的後台與風險管理支持。尤其是，本公司將：

- **通過強化本公司的分銷渠道來追求盈利性增長。** 本公司計劃通過提高分銷渠道的產能和效益，來追求盈利性增長。本公司尋求通過下列措施達到這一目標：

  — 進一步提高本公司個人壽險業務代理人的品質和專業化水平，通過在關鍵城市開展提高技能計劃及使本公司銷售管理與支持基礎設施大幅升級等辦法，來提高產能和素質；

  — 通過優化薪酬制度和銷售管理支持平台，來提高團體人壽銷售代表的素質和產能；

  — 優化本公司銀行保險網絡以提高盈利，包括尋求與合作的商業銀行達成排他性的合作安排和開發保險理財顧問的業務模式；

  — 重新設計本公司財產保險業務不同分銷渠道的薪酬結構與銷售管理系統等，增強產能、經營效益和盈利性，並加強與保險中介機構之間的關係；及

  — 拓展新的分銷渠道以增加收入，如本公司的全國電話中心，並擴大PA18金融門戶網站的功能及直郵範圍等。

- **通過優化產品組合和更嚴格的核保政策，來增強本公司的盈利能力。** 本公司尋求通過優化本公司壽險產品組合來增強本公司的盈利能力，並採用更嚴格的方法來核保財產保險產品。本公司計劃通過下列方法來達到這一目標：

  — 繼續突出盈利性較高的期繳保費個人壽險產品；

  — 調整產品結構，優化本公司團體保險與銀行保險產品的產品組合，以增強本公司的盈利能力；及

  — 強化本公司的核保政策，並在本公司的財產保險方面提高風險選擇和風險定價能力。

- **繼續突出並增強產品開發和客戶服務。** 本公司計劃通過繼續強化產品開發和提供優質的客戶服務來進一步吸引新客戶並留住現有客戶。本公司計劃通過下列方法來達到這一目標：

司、分支機構和銷售隊伍隨時在全國各地向客戶提供服務。而且，本公司汽車保險理賠率先實現全國通賠服務。

- **強大的投資管理能力。** 早在1997年，本公司就開始對公司的投資管理活動進行集中化管理，並按照國際慣例來設計投資管理架構。尤其是，本公司建立了投資管理委員會，由本公司最有經驗的投資、財務和精算專業人員及本公司壽險和產險業務的主要執行官組成。該委員會負責制定公司總體資產配置戰略、中長期投資戰略和風險限額。本公司的投資管理中心由首席投資執行官領導，由經驗豐富的投資組合經理和資產經理等成員組成，負責本公司資產配置和投資戰略的日常實施。本公司確保適當的風險管理機制，將投資活動與風險控制和後台運作分離。本公司還針對不同收益特點和負債結構之業務和產品創造不同的資產組合，在盡可能的限度內確保收益與風險及資產負債久期的適當匹配。

- **領先的信息技術系統。** 本公司在公司信息技術發展方面進行了大量的投入，本公司相信，本公司是中國保險公司中的信息技術領先者。2003年，為評估中國企業的信息技術能力，國家信息評估中心組織了信息技術500強調查，在該調查中本公司被列為保險行業的第一位。本公司統一的信息技術平台、基於互聯網的應用程序和統一的技術標準使本公司能夠集中客戶的信息，並迅速開發各種解決方案，有效地滿足本公司客戶的需要，並向客戶提供創新的產品與服務。

- **多元化金融服務平台，以抓住新的業務機遇。** 本公司是中國擁有多元化金融服務平台的領先保險公司，能提供多元產品和服務，包括保險、資產管理、信託和證券業務等。本公司提供這些產品和服務的四大子公司分別是平安壽險、平安產險、平安信託和平安證券。本公司認為，利用公司卓越的統一品牌、多元化產品服務能力、多渠道分銷網絡和基於公司先進信息技術系統的統一數據庫，能夠充分捕捉其他非保險金融服務領域的各種新的增長機會。本公司還採取各項計劃，綜合利用本公司的多渠道分銷網絡向客戶交叉銷售本公司的產品。尤其是，通過本公司壽險產品代理人銷售的財產保險保費從2001年的人民幣0.97億元增加到2002年的人民幣2.53億元；2003年進一步增加到人民幣4.43億元。

中國第一家提供投資連結型人壽保險的保險公司。而且，本公司還是中國第一家開發銀行保險分銷渠道的保險公司，且最先開發並採用綜合汽車保險費率表，本公司可以通過互聯網實現有效的車險理賠程序。我們相信公司管理層能夠把握中國保險市場的各種增長機遇。

- **強大的多渠道分銷能力。** 本公司具有中國最大的保險分銷網絡之一，截至2003年12月31日，該網絡有70家分公司和超過3,600個分支機構，有超過180,000名銷售代理銷售本公司的個人壽險產品，有超過8,000員工從事團體人壽和財產保險產品銷售及市場營銷活動。這一多渠道分銷網絡使本公司能夠向全中國的客戶銷售豐富的保險產品和其他金融產品。另外，本公司還與中國郵政和中國四大國有商業銀行及許多全國性和地區性商業銀行達成了銀行保險安排。這些安排為本公司提供了重要的補充分銷渠道，通過中國郵政和這些商業銀行的網點來銷售本公司的產品，截至2003年12月31日這些銷售網點總數超過21,000家。另外，本公司進一步創新分銷渠道，如通過本公司的PA18金融門戶網站和全國電話中心來銷售各種各樣的產品和服務，如貨物運輸險、汽車保險、家庭財產保險和意外保險產品等。

- **突出更有盈利性的期繳保費個人保險產品。** 本公司集中開發並營銷期繳保費個人保險產品，如分紅型終身人壽保險和分紅型兩全人壽保險等，這種產品可以提供穩定的收入流和較高的利潤。2003年，個人壽險產品之續期保費佔本公司壽險業務毛承保保費及保單費收入的46.5%。尤其是，2003年本公司的個人壽險經營獲得的毛承保保費中有大約73.9%來自續期保費。另外，本公司個人保險產品首年保費有超過94%來自期繳保費產品。本公司認為，這些數字在中國所有保險公司中屬於最高。本公司認為，通過強化期繳保費個人保險產品，使本公司比依靠利潤較低之躉繳保費產品的競爭對手更具有競爭優勢。特別是，本公司以續期保費為核心之產品組合產生的穩定收入使本公司能夠抓住更長期的可持續增長機會。

- **領先、創新的客戶服務。** 本公司的先進信息技術系統，包括本公司的集中客戶數據庫、統一的信息技術平台及基於互聯網的應用程序，使本公司能夠向客戶提供卓越的創新服務。尤其是，本公司能夠通過本公司集中的全國電話中心、PA18金融門戶網站及分公

- **公司企業文化核心體現為為股東創造價值和有效地與國際慣例接軌。** 本公司的企業文化突出為股東創造價值並在產品管理、客戶服務、分銷和公司治理方面採用國際慣例。公司文化已經並將繼續成為公司成功的堅強基石。尤其是，依照本公司按照中國公認會計準則編製的財務數據和中國國家統計局按照中國公認會計準則計算並公佈的中國保險行業數據，本公司2001年和2002年的淨利潤在中國所有保險公司中名列第一。本公司的企業文化還使本公司能夠迅速抓住業務機會，為利潤和增長提供更大的潛能。

- **完善的公司治理和有效的內部控制。** 作為首家吸引外資的中國保險公司，本公司於1994年引進了高盛投資者和摩根投資者的投資，按照國際慣例在改進公司治理方面取得了巨大的進步。本公司是中國首家聘請國際會計師事務所作為獨立國際外部審計師的保險公司，並建立了集中的財務制度，確保實時、準確地出具財務報告。本公司自1995年以來還聘請國際精算師諮詢機構對壽險責任準備金進行評估。而且，本公司全面實施了全公司的風險管理框架，在集團公司建立了風險管理委員會，負責建立和監督本公司的風險管理政策。繼滙豐保險2002年投資於本公司之後，本公司進一步加強了公司內部控制、代理人監督和風險管理。另外，本公司還任命了三名獨立非執行董事並建立了包括三名非執行董事組成的審計委員會。

- **經驗豐富的強大管理層隊伍，集國際專業知識和廣泛的中國保險業經營經驗於一體。** 本公司建立在業績表現基礎上的價值驅動企業文化，使公司能夠吸引並留住經驗豐富的強大管理隊伍。早在1996年，本公司已經開始招聘並留住國內外管理人才。本公司擁有中國保險業最有實力、經驗最豐富的管理層隊伍。尤其是，本公司前十位高級管理人員有一半以上及前五十位管理人員有大約三分之一具有國際保險行業經驗。所以，本公司管理層隊伍將大量的國際專業知識運用到本公司日常經營管理中。同時，本公司管理隊伍積極將自己的國際專業知識與對中國保險業的需求和習慣做法相關的工作經驗結合起來，通過開發、並引進世界各保險公司更先進的產品、客戶服務、分銷戰略、核保技術和管理理念，使本公司能夠更好地適應中國不斷變化的市場環境，從而使本公司能夠處於創新的前沿。例如，本公司是中國第一家推出個人壽險業務代理人分銷渠道模式的國內保險公司，也是

汽車和住房等。正在增長的中產階級可能不享有原國有企業提供的同等水平的住房、醫療或退休福利，因此可能需要尋找其他途徑，如商業保險作為替代，以獲得同等的福利和保障。而且，中國正在經歷人口結構的轉變，由於人類壽命的延長和出生率的降低，預期65歲以上人口的比例將會增加。所以，與保險相關的產品需求將會增加，如人壽保險、健康保險和養老金計劃等。這就為中國保險業的進一步快速增長和發展提供了機會。

而且，本公司相信，中國經濟的轉型將為其他金融產品和服務創新創造機會，如信用卡業務和住房抵押貸款等。另外，本公司預期消費者對更多複雜的多元化金融產品和服務的需求也同樣會增加，如信託、證券和相關服務等。本公司相信，作為領先的中國保險公司之一，本公司有很好的條件能夠抓住這些機遇。

本公司的實力

本公司是中國最大、最有盈利能力和最有創新能力的保險公司之一。本公司的主要實力包括：

- **領先的保險地位和知名的品牌。** 從2002年毛承保保費及保單費收入來看，本公司是中國第二大保險公司。截至2002年12月31日，從毛承保保費及保單費收入來看，本公司在人壽保險市場的佔有率位居第二，在財產保險市場位居第三。而且，過去三年本公司增長迅速，2001年、2002年和2003年公司的毛承保保費及保單費收入增長分別達到52.9%、42.6%和8.1%。作為中國第二大保險公司，本公司在中國積累了廣泛的客戶基礎，截至2003年12月31日，本公司擁有超過2,700萬名壽險客戶和400萬名產險客戶，而且本公司擁有中國保險行業最知名的品牌之一。根據蓋洛普公司於2002年9月在中國8大城市對1,251名客戶進行的調查，本公司具有最高的品牌認知度，同時本公司還是最受國人喜愛的保險公司。另外，本公司的業務主要集中在中國經濟比較發達、比較富有的沿海地區，包括北京、上海、天津、江蘇、浙江、廣東、山東和遼寧。根據中國保監會公佈的數據，2002年本公司有超過70%的毛承保保費及保單費收入來自上述地區，遠遠高出全國保險行業約57%的平均水平。由於本公司採取向發達地區集中的業務擴張模式，致使本公司已經在中國壽險競爭最激烈的一些市場建立並維持了領先的地位，例如，根據本公司按照中國公認會計準則編製的財務數據和根據中國公認會計準則計算的中國保險行業數據，按毛承保保費及保單費收入統計，本公司2003年在北京和上海的市場佔有率分別達到32.7%和36.1%。

福建亞洲銀行是1993年由中國銀行和中亞財務有限公司成立的一家合資銀行，雙方分別持有50%的權益。截至2003年12月31日，福建亞洲銀行總資產5,600萬美元，負債合計2,340萬美元。截至同一日期，在中國福建省設有一個辦公室的福建亞洲銀行有大約20名員工，在中國主要從事外匯商業銀行業務。本公司計劃通過平安銀行，開發個人金融業務，包括在法規允許時發行信用卡和提供住房按揭貸款服務。本公司認為，這一交易將進一步加強本公司向客戶提供多元化金融服務的能力，服務內容包括保險、證券、銀行、養老金管理和信用卡業務。參閱「— 本公司的戰略」一節。

本公司購買福建亞洲銀行的股權預期不會對本公司目前的業務經營或財務狀況帶來重大影響，預期在近期內也不會構成本公司淨利潤的主要部份。

市場機遇

近10年來，中國保險市場已經成為世界上增長最快的保險市場之一，根據中國國家統計局公佈的數據，全行業的保費從1994年的人民幣500億元增加到2003年的人民幣3,880億元。特別是，保險業自2000年以來增長尤為顯著，全行業的保費在2002年和2003年分別增加到人民幣3,050億元和人民幣3,880億元，增長率分別為44.7%和27.2%。

下表說明2001年到2003年中國壽險和產險毛承保保費的變化情況，依據是中國國家統計局公佈的依據中國公認會計準則編製的財務數據：

	2001年	2002年	2003年
		(人民幣十億元)	
人壽保險	142.4	227.5	301.1
財產保險	68.5	77.8	86.9

雖然近年來保費增長很快，但全行業的人壽和財產保費在2003年僅佔中國國內生產總值的2.6%和0.7%。這些較低的滲透率表明中國保險市場有進一步快速增長的巨大潛力。而且，中國保險市場的滲透率也明顯低於亞洲、歐洲和北美某些較發達市場的滲透率。參閱「中國保險業 — 概況」一節。

中國目前正處於經濟和人口結構轉型時期，本公司認為這一趨勢將繼續為中國保險市場創造增長機會。特別是，中國政府正在轉變其經濟體制，從集中計劃經濟體制轉變成更市場化的經濟體制。這一轉變涉及很多問題，包括國有企業的逐漸改革，政府及企業對員工福利的減少，即傳統上企業向其員工提供的福利，如住房、醫療和退休福利等的減少。同時，中國不斷擴大的私營企業逐漸產生了可支配收入水平不斷增長的中產階級，這些中產階級不斷擴大在可保險財產上的支出，如

新能力，將有助於本公司維持市場的領先地位，並抓住中國保險業不斷增長的需求所帶來的更多的市場機遇。

本公司亦獲得了許多獎勵並得到社會認可，近期獎勵和成就包括：

- Sinomonitor和英國市場研究局舉行的聯合調查「中國市場與媒體研究」評選本公司為中國2003年最有競爭力的品牌；
- 2003年，中國領先的商業金融雜誌《21世紀經濟報導》組織的「21世紀經濟論壇」推選本公司為中國最有創新精神的企業；
- 2001年、2002年和2003年，《經濟觀察報》雜誌和北京大學管理研究中心聯合推選本公司為中國最受尊敬的企業之一，本公司也是連續3年唯一一家獲此殊榮的保險公司；
- 大中華區專業CRM機構（客戶關係管理）推選本公司為2002年和2003年中國保險業最佳客戶關係管理公司；
- 中國信息產業部認可的中國信息技術促進協會推選本公司為中國2003年公認最佳電話中心；
- 2003年，在中國客戶關係管理中心主辦的中國電子金融論壇中，本公司獲最佳電子金融企業稱號；
- 2002年，中國領先信息技術雜誌《IT經理世界》推選本公司當時的首席信息執行官，現任總經理及首席財務執行官張子欣先生為優秀首席信息執行官；及
- 2003年，為評估中國企業的信息技術能力，國家信息評估中心組織了信息技術能力500強調查，在該調查中本公司被列為保險行業的第一位。

近期發展

2003年9月29日，平安信託與中國銀行簽訂了股權轉讓協議。根據該協議，平安信託同意收購中國銀行在福建亞洲銀行中50%的權益，收購對價為1,830萬美元。在此之前，滙豐銀行與中亞財務有限公司簽訂了另一份獨立的股權轉讓協議。根據該協議，滙豐銀行同意收購中亞財務有限公司在福建亞洲銀行中50%的權益。隨後，平安信託與滙豐銀行簽訂了合資合同。根據該合同，平安信託同意出資2,300萬美元，再取得福建亞洲銀行23%的權益。2004年2月19日，福建亞洲銀行更名為平安銀行有限責任公司，成為平安信託擁有73%股權的子公司。

- 本公司2001年和2002年的淨利潤在中國所有保險公司中名列第一；而且

- 截至2002年12月31日本公司資產總額在所有中國保險公司中位居第二。

本公司過去三年來在整體保險經營方面獲得了強勁增長。2002年，本公司的毛承保保費及保單費收入增加了42.6%，從2001年的人民幣409.55億元增加到人民幣584.20億元，2003年又增加了8.1%，增加到人民幣631.34億元。

自從1988年成立以來，本公司已成為中國保險行業最知名的品牌之一。截至2003年12月31日，本公司有超過2,700萬名壽險客戶和400萬名產險客戶。客戶大多來自上海、北京、南京、廣州和青島等中國經濟最發達的地區，這些地區2002年總體加權人均國內生產總值達到人民幣28,600元，相比而言，中國總體的人均國內生產總值僅為人民幣8,214元。預計本公司人壽保險和財產保險業務的未來增長將集中在這些地區和其他大城市及其周邊地區。

本公司已擁有中國最大的保險分銷網絡之一。截至2003年12月31日，本公司在中國的分銷網絡包括下列主要組成部份：

- 35家人壽保險和35家財產保險分公司；

- 在全中國有超過2,600個壽險分支機構和超過1,000個產險分支機構；

- 有超過180,000名個人壽險產品銷售代理人；

- 有超過21,000多個郵政和商業銀行網點，分銷本公司的銀行保險產品；及

- 有8,000多名從事團體壽險和財產保險產品銷售和市場營銷活動的員工。

本公司強大的市場地位、卓越的品牌、寬廣的多渠道分銷網絡和盈利能力是因為本公司不斷追求創新和更好地為客戶服務。積極的創新不僅使公司善於抓住各種市場機遇，而且能更迅速地適應中國快速變化的市場。例如，本公司是中國第一家引進個人壽險代理人分銷模式的國內保險公司，還是第一家開發並採用綜合汽車保險定價表的中國財產保險公司，同時本公司可以通過互聯網實現有效的車險理賠程序。此外，本公司還是中國第一家提供**投資連結型人壽保險**的保險公司。而且，本公司堅信本公司的產品開發能力、分銷技巧、專業核保和核賠管理系統、卓越的客戶服務以及創

概況

本公司自1988年成立以來，獲得了快速發展，增長速度高於行業平均水平。因此本公司從一個最初的地區性財產保險公司發展成為國內領先的保險集團。同時本公司的多元化金融服務及產品，也為我們把握未來中國金融服務領域的各種增長機遇提供了良好的基礎。本公司通過旗下的平安壽險、平安產險、平安信託和平安證券主要經營性子公司，以統一品牌、多渠道分銷網絡向客戶提供以人壽保險和財產保險為主的多元化金融服務，並以統一、集中的管理、客戶數據庫及財務和信息技術系統進行運營管理。

2003年，本公司核心壽險和產險的業務收入大約分別佔本公司總收入的90.0%和9.3%。下表說明在顯示期間內按業務類型劃分的公司總收入構成情況：

	截至12月31日止年度		
	2001年	2002年	2003年
		（人民幣百萬元）	
人壽保險	37,756	53,563	59,958
財產保險	3,951	5,130	6,225
其他[1]	127	55	440
合計	41,834	58,748	66,623

(1) 由人壽保險和財產保險以外的某些利息收入和其他業務組成，包括本公司通過平安信託和平安證券分別向客戶提供的信託業務和證券服務。

根據中國保監會公佈的最新數據，按2002年毛承保保費及保單費收入統計，本公司是中國第二大保險公司，而中國是世界上保險市場增長最快的國家之一。本公司的經營業務主要由壽險和產險業務構成。在2003年本公司的毛承保保費及保單費收入總額為人民幣631.34億元，其中壽險業務佔人民幣550.42億元，大約為87.2%，產險業務佔人民幣80.91億元，大約為12.8%。

根據本公司按照中國公認會計準則編製的財務數據和根據中國公認會計準則編製並由中國國家統計局和中國保監會公佈的中國保險行業數據：

- 2002年本公司位居中國人壽保險市場佔有率第二。2003年，本公司人壽保險毛承保保費及保單費收入佔中國人壽保險業保費總收入的比例大約為19.6%；

- 2002年本公司位居中國財產保險市場佔有率第三。2003年，本公司財產保險毛承保保費及保單費收入佔中國財產保險業保費總收入的比例大約為9.7%；

本公司重組

下列公司結構圖說明了截止招股書刊發之日本公司的某些主要經營性子公司：



中國平安保險（集團）股份有限公司
99.0%
99.0%
99.3%
100.0%
中國平安人壽保險股份有限公司(1)
中國平安財產保險股份有限公司(2)
平安信托投資有限責任公司(3)
中國平安保險海外（控股）有限公司(4)
64.1%
73.0%
平安證券有限責任公司(5)
平安銀行有限責任公司(6)

(1) 中國平安人壽保險股份有限公司在中國提供多種壽險產品及相關服務。參閱「業務 — 人壽保險」一節。

(2) 中國平安財產保險股份有限公司在中國向個人和企業客戶提供多種財產與意外傷害保險產品和相關服務。參閱「業務 — 財產保險」一節。

(3) 平安信託投資有限責任公司在中國提供信託服務。參閱「業務 — 信託」一節。

(4) 中國平安保險（海外）控股有限公司在香港通過其子公司提供各種財產與意外傷害保險產品。參閱「業務 — 海外經營」一節。

(5) 平安證券有限責任公司在中國提供各種經紀、投資銀行和資產管理服務。參閱「業務 — 證券」一節。

(6) 平安銀行在中國主要從事外匯商業銀行服務。參閱「業務 — 信託 — 福建亞洲銀行」一節。

本公司重組

下列公司結構圖說明本公司在公司重組開始前於2001年5月的某些經營性子公司：



中國平安保險股份有限公司
100.0%
100.0%
平安信托投資公司
中國平安保險海外（控股）有限公司
61.0%
平安證券有限責任公司

本公司重組

本公司於1988年3月成立，當時名為深圳平安保險公司，開始主要在深圳從事財產保險業務。隨著經營區域突破深圳，本公司於1992年11月更名為中國平安保險公司。本公司於1994年7月開始從事壽險業務，並於1997年1月更名為中國平安保險股份有限公司，反映本公司根據《中華人民共和國公司法》將公司改組成為股份有限公司。

按照有關條例之要求，本公司將本公司的保險業務分成壽險和產險。中國保監會依據中國保險法於2002年10月28日批准平安壽險的設立，並由國家工商行政管理總局於2002年12月17日簽發了新營業執照。設立後，平安壽險接受了此前由中國平安保險股份有限公司經營的壽險業務方面的所有資產，並承擔所有相關負債。中國保監會依據中國保險法於2002年10月28日同時批准平安產險的設立，並由國家工商行政管理總局於2002年12月24日簽發了新營業執照。成立後，平安產險接受了此前由中國平安保險股份有限公司經營的產險業務方面的所有資產，並承擔所有相關負債。2003年1月，中國保監會批准了本公司的重組方案，根據中國保險法，本公司成立為控股公司，並更名為中國平安保險（集團）股份有限公司。國家工商行政管理總局於2003年1月24日簽發了本公司新營業執照。本公司通過其分別擁有99.0%股權的平安壽險和平安產險來經營壽險和產險業務。本公司繼續通過平安信託來經營本公司的信託業務，該信託公司又持有平安證券64.1%的權益。

2002年2月，平安信託獲得中國人民銀行批准，在中國政府改組中國信託行業後重新登記成為信託公司。幾家信託投資公司破產後，中國政府於1999年開始進行信託行業的重組。行業重組後，截至2003年12月31日，中國信託行業經過了重大合併，在中國經營的信託公司的數量減少到大約55家。

2001年5月，因平安證券增加註冊資本及按照中國證監會之要求，本公司全資擁有的子公司平安信託將其在平安證券中61.0%的股權減少到30.0%。2001年8月，平安信託增加註冊資本，本公司在平安信託中的股權從100.0%減少到95.0%。2003年6月，本公司將其在平安信託中的股權增加到99.3%。2003年10月，平安信託將其在平安證券中的股權增加到64.1%。

本公司通過全資擁有的子公司平安海外開展海外經營，重點是香港的財產保險市場。從1992年開始，本公司就開始在海外開展業務。

展中國的債券市場。但是，中國保監會並沒有宣佈將批准任何其他的投資渠道或批准新投資品種的時間框架。

機動車輛保險政策的放寬

直到2003年1月之前，中國保險公司提供的機動車輛保險保單的具體條款是由中國保監會制定的。其後，中國保監會允許保險公司在其批准下制定自己的機動車輛保險保單條款並設定自己的費率。通過允許保險公司根據特定的地域、安全記錄和不同客戶群的需要定制機動車輛保險保單，中國保監會旨在促進汽車保險行業的競爭，使消費者能夠根據自己的特定需要和支付能力來選擇各種不同的機動車輛保險保單。機動車輛保險方面管制的放寬雖然導致中國提供機動車輛保險的各保險公司之間的價格競爭加劇，但另一方面促進了這些保險公司不斷改善定價和風險控制程序。

當前的經營環境

持續低利率環境的影響

中國人民銀行公佈的一年期存款利率已經從1993年7月的10.98%降低到2002年4月至今的1.98%。隨著中國利率的下跌，保險公司能夠獲得的投資收益率降低到低於計算固定保費中使用的假設投資收益率的水平。由於保險公司在計算保費中使用的假設死亡率和行政管理費用一般是相對保守的估計值，一般比較穩定，通常能夠抵消投資收益的某些缺口。但是，若投資收益缺口太大，則較低的死亡率和行政管理費用也可能不足以彌補該缺口，有關保單從而可能給保險公司造成淨虧損。這一現象通常稱為「利差損」。

產品多元化

保險公司出售的傳統非分紅型保單通常向保戶保證回報率。為了降低一般的利率風險，特別是利差損，中國的人壽保險公司推出了各種產品，如分紅型和投資連結型產品，這些產品不向保戶提供投資回報保證，但根據實際死亡率、投資收益率、費用水平以及用於定價採用的這些因素的假設和投資資產會綜合影響需支付的**保單紅利**。

渠道多樣化

中國保險公司傳統上主要依靠自己的排他性代理分銷渠道來營銷產品，而使用個險代理人還仍然是分銷壽險產品的主要途徑。但是近年來，各種新的銷售方法不斷出現。特別是，銀行保險雖然在中國還處於早期發展階段，但其作為壽險的分銷渠道已經變得越來越重要。銀行保險的增長還不斷促進金融機構之間創造市場營銷聯盟，最終擴大銷售渠道。

潛在投資機遇

中國的保險公司由於法律和監管的限制而缺乏可以利用的投資選擇和投資工具，而且資本市場缺乏流動性和深度，因此投資機會比較有限。隨著利率的下降，這種投資選擇的限制已經使資產負債之間的不匹配問題不斷惡化。所以，中國保監會已經表明，其正在考慮擴大保險資金的投資渠道。特別是在2003年6月，中國保監會開始允許中國的保險公司按照成本計算將不超過截至上月末總資產的20%投資於中國保監會認可的評級機構評級不低於AA級的中國企業發行的企業債券。另外，從2004年1月31日開始，國務院已經開始鼓勵保險資金投資於中國資本市場，並鼓勵進一步發

- 中保再保險有限公司更名為中國再保險公司，重點發展再保險業務。

2003年7月，中國人民保險公司重組為三家公司：即中國人保控股公司、中國人民財產保險股份有限公司和中國人民保險公司資產管理有限公司。2003年8月，中國人壽保險公司重組為中國人壽保險（集團）股份有限公司和中國人壽。2003年11月，中國人壽保險（集團）股份有限公司和中國人壽成立了中國人壽保險資產管理有限公司。

中國於2001年12月加入世界貿易組織，對外國保險公司參與中國保險市場作出了廣泛的承諾。這些承諾主要包括放寬外資入股中國保險公司的限制、消除外資保險公司經營的地域限制及擴大外資保險公司業務經營的許可範圍。參閱「監督與管制 — 中國加入世界貿易組織對保險行業的主要承諾」。

中國保險市場的主要參與者

中國保險市場目前主要受中國人壽保險（集團）、本公司、中國人民財產保險股份有限公司和中國太平洋保險（集團）股份有限公司控制，2002年，這四家公司所承保的總毛承保保費超過整個市場的90%。根據本公司按照中國公認會計準則編製的財務數據和按照中國公認會計準則計算並由中國國家統計局和中國保監會公佈的中國保險行業數據，在2002年，中國人壽保險（集團）公司、平安壽險和中國太平洋壽險這三家公司共擁有中國壽險市場大約91%的市場佔有率，而在2002年，中國人民財產保險股份有限公司、中國太平洋財產保險有限公司和平安產險則共同擁有財產保險大約95%的市場佔有率。

下表說明在中國保險業主要細分市場中2002年各大保險公司以毛承保保費及保費收入表示的市場佔有率（依據中國公認會計準則編製的財務數據計算）：

壽險		產險	
公司	**市場佔有率**	**公司**	**市場佔有率**
中國人壽保險公司[1]	56.6%	中國人民財產保險股份有限公司	70.9%
平安壽險	23.5	中國太平洋財產保險股份有限公司	13.2
中國太平洋人壽保險股份有限公司	11.0	平安產險	10.6
新華人壽保險股份有限公司	3.5	華泰財產保險股份有限公司	1.0
泰康人壽保險股份有限公司	2.9	天安保險股份有限公司	0.9
太平人壽保險有限公司	0.7	中國出口信用保險公司	0.7
美國友邦保險有限公司上海分公司	0.7	中華聯合財產保險公司	0.7
美國友邦保險有限公司廣州分公司	0.4	大眾保險股份有限公司	0.7
太平洋安泰人壽保險有限公司	0.2	永安財產保險股份有限公司	0.4
中宏人壽保險有限公司	0.2	華安財產保險股份有限公司	0.4
其他	0.3	其他	0.5
合計	100.0%	合計	100.0%

資料來源：2003年中國保險年鑒。

(1) 2003年，中國人壽保險公司重組為中國人壽保險（集團）公司和中國人壽。

(1) 毛承保保費佔國內生產總值的比例。

(2) 人均毛承保保費。

資料來源：中國2003年保險年鑒。

雖然中國保險業整體呈現較低的市場滲透率，但是在較發達的沿海城市和省份，市場滲透率普遍較高。

中國保險市場的發展

在1949年中華人民共和國成立以後不久，在合併了當時的國內保險公司以後中國人民保險公司成立。中國人民保險公司壟斷了整個國內保險市場。然而，由於政府旨在向所有人提供終身社會保障，保險顯然是多餘的。到1958年，所有國內的保險業務都中止了。保險經營業務整體減少的其中一個表現就是中國人民保險公司被改組成中國人民銀行的一個部門。

直到70年代後期經濟改革開始後，保險業才重新復蘇。1983年，中國人保作為獨立的保險公司重新成立，受中國人民銀行監管。深圳平安保險公司於1988年在深圳成立，結束了中國人民保險公司的壟斷地位。1991年，中國太平洋保險公司在上海成立，保險市場的競爭開始形成。

為適應保險市場的快速發展，中國全國人民代表大會於1995年頒佈了《中華人民共和國保險法》，提出了中國保險業重組和健康發展的框架。為隨後國有保險公司的重組以及政府在保險行業的監管角色指明了方向。1996年，中國人民保險公司更名為中國人民保險（集團）公司，並將其業務轉移給四家子公司：中保人壽保險有限公司、中保財產保險有限公司、中保再保險有限公司和中國保險香港（集團）有限公司。

1998年，中國保監會成立並代替了原來中國人民銀行對保險業的監管角色。中國保監會的成立促進了中國保險市場有序的發展。為了加強公眾對保險市場的信心，中國保監會初期集中打擊不良經營者的不當經營行為。可靠的監管機構的建立還為國外公司更大程度地參與中國保險市場奠定了基礎。

1999年1月，國務院決定改組中國人民保險（集團）公司的原有的控股結構。在這次重組以後：

- 中保人壽保險有限公司更名為中國人壽保險公司，重點發展人壽保險；

- 中保財產保險有限公司更名為中國人民保險公司，重點發展財產保險；及

下表説明2002年中國、美國和亞洲與歐洲幾個國家和地區一些相關的經濟與保費數據：

市場	經濟指標			人壽保險			財產保險		
	國內生產總值	人均國內生產總值	國內生產總值增長率	保費	保險深度[1]	保險密度[2]	保費	保險深度[1]	保險密度[2]
	(十億美元，人均與比例除外)			(十億美元，保險深度與密度數據除外)			(十億美元，保險深度與密度數據除外)		
中國	1,237	963	8.0%	25.1	2.0%	19.5	11.8	1.0%	9.2
美國	10,446	36,145	2.4%	480.5	4.6%	1,662.6	519.9	5.0%	1,799.0
日本	4,102	32,198	0.1%	354.6	8.6%	2,783.9	91.0	2.2%	714.7
德國	1,987	24,085	0.2%	60.9	3.1%	736.7	74.9	3.7%	891.1
英國	1,567	26,292	1.8%	159.7	10.2%	2,679.4	77.0	4.6%	1,199.7
法國	1,432	24,067	1.2%	80.4	5.6%	1,349.5	44.6	3.0%	714.7
韓國	477	9,979	6.3%	39.3	8.2%	821.9	16.1	3.4%	337.8
印度	475	452	5.5%	12.3	2.6%	11.7	3.2	0.7%	3.0
台灣	282	12,598	3.6%	20.7	7.4%	925.1	7.9	2.8%	354.1
瑞士	268	36,712	0.2%	22.6	8.4%	3,099.7	13.2	5.0%	1,822.6
香港	162	23,824	2.3%	8.4	5.2%	1,237.9	2.3	1.5%	345.2
新加坡	87	21,220	2.2%	3.0	3.5%	730.1	2.8	1.4%	300.6

(1) 毛承保保費合計佔國內生產總值的比例。

(2) 人均毛承保保費。

*資料來源：*瑞士再保險公司之Sigma報告。

中國的保險市場經歷了快速增長，然而與亞洲某些較發達的市場及美國和歐洲的市場相比，中國的保險市場很大程度上還處於低滲透率狀態。2003年，中國的壽險收入和產險收入分別佔國內生產總值的2.6%和0.7%。2002年，中國的壽險收入和產險收入佔國內生產總值的比例分別為2.0%和1.0%，同期，日本分別為8.6%和2.2%，美國分別為4.6%和5.0%。相對較低的市場滲透率表明中國保險市場有進一步增長的潛力。

中國保險市場的地區差異

中國保險市場在滲透率方面表現出很大的地區差異。下表説明中國2002年部份省、自治區和直轄市壽險和產險的相關統計數據：

壽險				產險			
地理位置	全國市場佔有率	保險深度[1]	保險密度[2]	地理位置	全國市場佔有率	保險深度[1]	保險密度[2]
	(人民幣元，比例除外)				(人民幣元，比例除外)		
江蘇	10.0%	2.1%	309.1	廣東	10.3%	0.8%	107.6
上海	8.5%	3.6%	1,448.1	浙江	8.0%	0.7%	125.8
北京	8.3%	6.0%	1,413.4	江蘇	7.2%	0.5%	75.7
廣東	7.5%	1.8%	230.4	山東	7.2%	0.5%	60.9
山東	7.4%	1.6%	185.7	北京	5.8%	1.2%	336.6
浙江	6.6%	1.7%	325.7	上海	5.7%	0.8%	340.6
遼寧	5.0%	1.8%	188.8	遼寧	5.0%	0.7%	67.0
河南	4.5%	1.7%	107.1	四川	4.2%	0.6%	38.1
河北	3.7%	1.4%	125.5	深圳	3.9%	1.4%	607.3
四川	3.3%	1.5%	88.3	河北	3.6%	0.5%	41.8
其他	35.2%	1.7%	218.7	其他	39.0%	0.7%	76.3

除了積極的改革措施以外，人口因素也促進了中國保險市場的增長。根據世界銀行報告，2000年中國人口中65歲以上人口的比例不到7%，預計到2015年，該比例將增長到9%左右，2025年達到約12%。由於壽命的增長和人口出生率的下降，在現在中國典型的家庭中，贍養老人的家庭成員數目越來越少。而有關政策鼓勵取消中國過去五十多年實行的與工作單位相關的社會福利制度，這進一步加劇了這一人口趨勢，因此，由第三方提供的保險和養老金產品從而變得更有必要。

另外，中國傳統的高儲蓄率，以及經濟改革帶來的財富增長，使銀行個人儲蓄存款迅速增長。中國家庭一般將絕大多數儲蓄存放在銀行，只拿出相對較少的部份投資於壽險產品和養老金。相反，美國家庭和英國家庭一般將大部份儲蓄投資於壽險產品和養老金。美國2002年的存款和壽險及養老金分別佔金融資產總額的16.9%和29.8%，而英國2000年的存款和壽險及養老金分別佔金融資產總額的22.1%和52.9%。隨著可支配收入的增長，消費者已經把具有類似投資特點的保單和其他投資產品作為儲蓄存款的替代品。

下表說明中國1994年到2003年各年度個人儲蓄存款的情況：

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
	(人民幣十億元)									
個人儲蓄存款..........	2,152	2,966	3,852	4,628	5,341	5,962	6,433	7,376	8,691	10,362

資料來源：中國國家統計局。

下表說明中國1994年到2003年各年度壽險公司和財產保險公司收取的保費：

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
	(人民幣十億元)									
人壽保險...........	16.2	19.4	31.1	60.0	74.8	87.2	99.7	142.4	227.5	301.1
財產保險...........	33.6	42.1	44.5	48.0	50.0	52.1	59.8	68.5	77.8	86.9

資料來源：中國國家統計局。

除非另外說明，本節包含的信息來源於各級政府部門和私人出版物、或通過與中國保監會聯繫獲得。本公司、本公司的任何關聯方或顧問及承銷商或承銷商的任何關聯方或顧問都未對本節包含的信息進行獨立的核查。這些信息可能與中國國內外編報的其他信息不一致。

概況

根據瑞士再保險公司2003年公佈的第8期Sigma報告，就總保費收入而言，中國保險市場在亞洲是僅次於日本和韓國之後的第三大保險市場，是世界上第十一大保險市場。中國保險市場也是世界上增長速度最快的保險市場之一。根據中國國家統計局和中國保監會發佈的信息，中國的壽險保費和產險保費從1998年到2003年分別增加了302.5%和73.8%。中國保險市場快速增長的關鍵因素包括中國政府在過去二十五年來實施的一系列經濟政策和中國人口趨勢的巨大變化。

1978年，中國政府啟動了經濟改革政策，推動市場逐漸向世界開放。1978年以來，中國政府啟動了一系列經濟改革措施，包括農村改革、國有企業改革、社會保障體制改革、價格改革、財政與稅務改革、貨幣與金融部門改革、對外貿易和有關投資的改革及住房改革。從總體來看，改革計劃的目的在於將中國的計劃經濟轉變為更加市場化的經濟體系，完善宏觀經濟管理體制、現代化企業制度、現代化財政制度和合理的收入分配及社會保障制度。另外，中國於2001年12月加入世界貿易組織，這直接促進了對外貿易和外商直接投資的迅速增長，同時進一步加快了國內公司的重組進程。2003年，外商在華直接投資增加到535億美元，約為十年前外商直接投資水平的兩倍。2002年，中國超過美國，成為世界上吸引外商直接投資最多的國家。

經濟的快速增長和大量的外商投資，為中國創造並積累了大量的財富。經濟改革以來，中國的國內生產總值和人均國內生產總值都獲得了快速增長。從1995年到2003年，人均國內生產總值從人民幣4,854元增加到9,073元，增長了86.9%。

下表說明1980年、1985年和1990年及1995年至2003年期間各年度中國國內生產總值及人均國內生產總值：

	1980	1985	1990	1995	1996	1997	1998	1999	2000	2001	2002	2003
國內生產總值												
(人民幣十億元)	452	896	1,855	5,848	6,788	7,446	7,835	8,207	8,947	9,731	10,517	11,690
人均國內生產總值												
(人民幣元)	460	853	1,634	4,854	5,576	6,054	6,308	6,551	7,086	7,651	8,214	9,073

資料來源：2004年中國統計摘要。

公司信息

註冊地址

中國深圳市
八卦三路
平安大廈

香港業務地址

香港
灣仔
告士打道108號
大新金融中心11樓

聯席公司秘書

沈施加美
姚軍

授權代表

孫建一
姚軍

合格會計師

陳卓然
(香港會計師公會會員，
澳洲註冊會計師，
香港證券專業學會會員)

H股過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道183號
合和中心19樓1901-5室

主要往來銀行

中國銀行
中國深圳市
建設路2022號
國際金融大廈

中國工商銀行
中國深圳市
八卦三路平安大廈一樓

中國建設銀行
中國深圳市
紅嶺南路金融中心東座

中國農業銀行
中國深圳市
深南東路5002號
信興廣場地王商業中心
商業大廈G2層

廣東發展銀行
中國深圳市
八卦三路平安大廈一樓

收款銀行

香港上海滙豐銀行有限公司
香港
皇后大道中1號

中國銀行（香港）有限公司
香港
中環
花園道1號
中銀大廈

東亞銀行有限公司
香港
德輔道中10號

本公司的法律顧問	*有關香港法律：* 歐華律師行 香港中環 花園道1號 中銀大廈41樓 *有關美國法律：* 蘇利文．克倫威爾美國律師事務所 香港 皇后大道中9號 28樓 *有關中國法律：* 北京通商律師事務所 中國北京 朝外大街19號 華普國際大廈714室
聯席全球協調人的法律顧問	*有關香港法律：* 年利達律師事務所 香港中環 遮打道 歷山大廈10樓 *有關美國法律：* 美國謝爾曼．思特靈律師事務所 香港中環 畢打街11號 置地廣場 告羅士打大廈12樓 *有關中國法律：* 北京市金杜律師事務所 中國北京 朝陽區光華路1號 嘉里中心北樓30層
財產評估師行	西門（遠東）有限公司 香港 灣仔駱克道188號 兆安中心22樓
精算顧問	華信惠悅保險精算顧問有限公司 香港港灣道30號 新鴻基中心29樓

各方當事人

保薦人及聯席牽頭經辦人

中銀國際亞洲有限公司
香港中環
花園道1號
中銀大廈35樓

聯席保薦人及聯席牽頭經辦人（以英文字母為序）

高盛（亞洲）有限責任公司
香港
皇后大道中2號
長江集團中心68樓

香港上海滙豐銀行有限公司
香港
皇后大道中1號
15樓

摩根士丹利添惠亞洲有限公司
香港中環
交易廣場
第三座30樓

聯席全球協調人和聯席賬簿管理人（以英文字母為序）

中銀國際控股有限公司
香港中環
花園道1號
中銀大廈35樓

高盛（亞洲）有限責任公司
香港
皇后大道中2號
長江集團中心68樓

香港上海滙豐銀行有限公司
香港
皇后大道中1號
15樓

摩根士丹利添惠亞洲有限公司
香港中環
交易廣場
第三座30樓

審計師和報告會計師

安永會計師事務所
香港中環
夏慤道十號
和記大廈十五樓

參與全球發行之各方當事人

姓名	地址	國籍
陳波海	中國深圳市福田區新洲南路 金海麗名居B1棟302室	中國
宋連坤	中國深圳市福田區百花四路 長樂花園C樓21CD單元	中國
何沛泉	中國深圳市福田區百花三路 百花公寓5棟26A單元	中國
何實	中國深圳市南山區深南大道深大路口 帝景園F1102	中國

參與全球發行之各方當事人

姓名	地址	國籍
樊剛	中國深圳市福田區百花四路 長樂花園C座21B	中國
竇文偉	中國深圳市南山區桃源村 103棟13B	中國
石聿新	武漢市建設大道959號 惠園大廈29樓B	中國
胡愛民	深圳市羅湖區通心北路 31棟302室	中國
獨立非執行董事		
鮑友德	上海市建國西路91弄3號10D	中國
鄺志強	香港九龍清水灣五塊田28號 Palm Cove Villa 2號	英國
張永銳	香港壽臣山道西5－9號 春暉園B6號屋	中國
監事		
肖少聯	深圳市園嶺新村 54幢502室	中國
孫福信	中國大連市沙河口區 連德街12號樓	中國
陳尚武	中國深圳市蛇口工業區 翠竹園9-501單元	中國
段偉紅	中國北京八大處山莊 12號樓13B單元	中國
周福林	北京市朝陽區白家莊西里 7號樓8號	中國

參與全球發行之各方當事人

姓名	地址	國籍
董事		
執行董事		
馬明哲	中國深圳市福田區 銀湖路金碧苑17棟	中國
孫建一	中國深圳市福田區 香梅北路萬科城市花園 茉莉園101D	中國
非執行董事		
李黑虎	中國深圳市福田區 梅林一村，26棟18樓	中國
高雷	中國深圳市福田區 僑香路萬科溫馨家園1-902	中國
黃建平	中國深圳市南山區龍珠大道 寶珠花園茗玉閣10-D	中國
劉海峰	香港中半山羅便臣道 62號B 9樓B室	中國
Henry CORNELL	美國紐約州紐約市東 第80街116號	美國
林友鋒	中國上海市浦明路99弄 31號1203室	中國
張利華	香港中環堅道31號1樓	中國
Anthony Philip HOPE	Kernsdale House, Sandhurst Lane, Rolvenden, Kent, United Kingdom	英國
葉迪奇	中國上海市浦東區 碧雲路700號碧雲別墅G4	中國
林麗君	中國深圳市福田區南天二花園 6棟1708室	中國

格產生影響。採取支持H股和美國存托股份價格的穩定市場行動不得超過穩定市場期間，該穩定市場期間從H股和美國存托股份交易開始日開始，在提交香港公開發行項下提交申請最後期限30日後結束。穩定市場期預期在2004年7月17日到期，該日之後，對H股和美國存托股份的需求及它們的價格可能下降。投資者須注意，採取任何穩定價格市場行動並不能保證H股和美國存托股份的價格維持或高於發行價格。穩定價格行動中採取的穩定報價或有關交易的進行可能低於發行價格。該交易可以在任何允許該等交易的司法管轄區進行，進行穩定價格市場的交易時均要遵守所有適用的法律和監管要求。倘開始進行該穩定價格市場的交易，該交易可以隨時停止。

穩定市場是一些市場中承銷商使用以促進證券銷售的一種行為。為了穩定價格，承銷商可能需要在特定的期間在二級市場上尋求或購買新發行的證券，以延遲並盡可能阻止證券首次公開發行價格的下跌。在香港，穩定價格不得超過發行價格。

申請購買香港發售股份的手續

申請香港發售股份的手續載於「如何申購香港發售股份」一節以及申請表格內。

全球發行結構

有關全球發行結構的詳情，包括其條件載於「全球發行結構」一節。

匯率兑換

僅為　閣下方便起見，本招股書包含了按照特定的匯率將若干人民幣兑換成港元、將人民幣兑換成美元和將港元兑換成美元的換算。閣下不應將這些換算為表示人民幣款項實際上可以按指定匯率兑換成港元或美元（依具體情況而定）。除本公司另有說明，將人民幣兑換成港元、將人民幣兑換成美元和將港元兑換成美元的匯率分別為1港元兑人民幣1.0657元（即中國人民銀行2003年12月31日的匯率）、1美元兑人民幣8.2767元和1美元兑7.7640港元（即紐約聯邦儲備銀行認可用於海關目的之2003年12月31日午間電匯買入匯率）。任何表格中列出的合計和總額之間的差額將四捨五入取整數。有關匯率的詳細信息，參閱附錄五 —「稅務與外匯」中的說明。

認購、購買和轉讓H股的登記

本公司已指示本公司的H股過戶登記處香港中央證券登記有限公司，而香港中央證券登記有限公司已同意，除非及直至持有人將有關H股的經簽署表格遞交過戶登記處，且表格中載有以下聲明，否則不會以其名義登記任何H股的認購、購買或轉讓：

(i) 持有人與本公司及本公司各股東議定，且本公司與各股東亦議定，將遵守並符合中國公司法，特別規定及公司章程；

(ii) 持有人與本公司、本公司各股東、董事、監事、總裁及其他高級管理人員議定，且本公司亦為本身、本公司各董事、監事、總裁及其他高級管理人員與本公司各股東議定，同意根據公司章程的規定，將由公司章程或公司法或其他有關法律及行政法規所授予或施行的任何權利或義務而引致的一切有關本公司業務的爭議及索賠進行仲裁，倘提出仲裁，將被視作授權仲裁庭進行公開聆訊及公佈裁決結果，而有關仲裁將為具決定性的最終仲裁。請參閱附錄七 —「公司章程概要」；

(iii) 持有人與本公司及本公司各股東議定，本公司的H股可由其持有人自由轉讓；及

(iv) 持有人授權本公司代其與本公司各董事及其他高級職員訂立合約，據此，有關董事及其他高級職員承諾遵守並符合公司章程內有關其須向股東履行責任的規定。

穩定市場

在全球發行中，高盛（亞洲）有限責任公司（「**穩定市場經理人**」）和／或其關聯公司及代理代表承銷商，與其他全球聯席協調人協商可以進行超額配發或實施其他交易，以便支持H股和美國存托股的市場價格在H股開始交易後有限期間高於可能於市場達至的價格。但是，穩定市場經理人並無責任進行穩定市場。一旦採取了此等穩定市場行動，該穩定市場行為可以隨時終止，且穩定市場在特定期間結束後必須停止。穩定市場經理人可能採取的穩定市場行動包括主要的和附屬的穩定市場行為，如購買或同意購買任何H股或美國存托股份，行使超額配股權，股票借貸，建立美國存托股份或H股的短倉，清算美國存托股份或H股的長倉，或提出或試圖進行任何此類行為。可以超額配售的H股的數量不得超過「超額配股權」所列之可發行或出售的H股數量，即共208,183,000 H股，大約為全球首次發行可提呈發售的H股數量的15%。

穩定市場經理人可以在穩定市場行動中保持H股或美國存托股份的長倉。穩定市場經理人維持該長倉的多少和期間並不太明確。倘對該長倉進行清算，則可能會對H股或美國存托股份的市場價

發售股份和美國存托股份有關的任何文件不得直接或間接在德國派發，除非派予屬於德國證券招股書法案中第2段第1、2、3項範圍內的人士。

荷蘭

發售股份和美國存托股份不論作為初步分派的一部份，或於其後任何時間不得直接或間接在或自荷蘭境內提呈發行、出售、轉讓或交收，而本招股書或任何有關全球發售的其他文件亦不得在荷蘭分派或傳閱，惟向專業或業務為買賣或投資證券的個人或法律實體分派或傳閱則除外。該等個人或法律實體包括銀行、投資機構、證券機構、保險公司、退休基金、其他機構投資者以及大型商業企業轄下司庫部門和金融公司。

有關香港公開發行的某些事宜

申請在香港聯交所上市

本公司已經向香港聯交所上市委員會申請發售股份的上市和交易許可，包括依據超額配股權的行權可能發行或銷售的任何發售股份，以及本公司轉換現有非上市外資股而形成的H股。(參閱「業務 — 海外投資者」一節)。預期H股將於2004年6月24日開始在香港聯交所買賣。

除非是本招股書中披露的信息，本公司概無任何股本或借貸資本在任何其他證券交易所上市或買賣，而目前並無且近期亦無意進行該上市或尋求該上市許可。

H股的註冊和印花稅

根據在香港公開發行中提交申請而發行的所有H股都將會在本公司在香港保存的H股股東登記冊中進行登記。本公司的主要股東登記冊由本公司在其中國總部保存。

買賣在本公司H股股東登記冊中登記的H股均應交納香港印花稅。參閱附錄五 —「稅務與外匯」。

建議諮詢專業稅務意見

倘香港發售股份的申請人對有關H股的持有和交易的稅務問題有任何疑問，建議他們向其專業顧問諮詢。應該強調的是，本公司、售股股東、聯席全球協調人、保薦人及聯席保薦人、承銷商及彼等各自董事及參與全球發行的任何其他人士或各方概不承擔因認購、購買、持有或處理H股而對H股持有人造成的任何稅務影響或責任。

及英國的任何事宜的適用條文的情況除外。此外，除非在金融服務法第21(1)條對本公司不適用的情況下，任何人士概不可將與發行或銷售股份有關的已取邀請或鼓勵參與投資活動（定義見金融服務法第21條）的通訊發送或導致發送予其他人士。

日本

本公司預期會在日本進行非上市公開發行。發售股份不得在日本直接或間接提呈發售或出售，亦不得直接或間接提呈發售或出售予任何日本居民或以其為受益人，除非根據日本證券及交易法的任何豁免註冊規定或在符合日本法例適用條文的情況下根據於2004年5月28日（已修訂）向日本當局存案的證券註冊文件上列明的並無發售股份在日本上市的條款和條件除外。本段所指的「日本居民」為任何居於日本的人士，包括根據日本法例組織成立的任何公司或其他機構。

新加坡

本招股書並無也將不會作為一份招股書在新加坡金融局登記。發售股份或美國存托股份不得發售或出售給新加坡的公眾或任何公眾人士或成為邀請其認購或購買的對象，也不得向新加坡的公眾或任何公眾人士傳閱或派發本招股書或與發售股份或美國存托股份相關的任何文件或其它材料，無論是以直接還是間接方式，惟以下情況除外：(i) 提呈或發售予機構投資商或新加坡證券與期貨法例(**SFA**)（即新加坡法第289章）第274節指定的其它人士，(ii) 根據新加坡證券與期貨法例第275節指定條件提呈或發售予資深投資者，或 (iii) 符合並根據新加坡證券與期貨法例的條件或任何其它適用條款。

中國

本招股書並不構成在中國公開發售的發售股份或美國存托股份（無論採取銷售或認購的方式）。發售股份或美國存托股份並未且不得在中國直接或間接提呈發行或出售，亦不得向中國的法人或自然人或基於中國法人或自然人的利益提呈發售或出售。根據中國的法律和法定要求，H股及美國存托股份只可通過本招股書或其他方式在符合相關司法管豁區的法律及法規的情況下向台灣、香港、澳門或中國以外任何國家的法人或自然人提呈發行或出售。

德國

本招股書不是根據1998年9月9日修改後的德國證券招股書法案（「**招股書法案**」）(Wertpapier-Verkaufsprospektgesetz) 所界定的證券銷售招股書 (Wertpapier-Verkaufsprospekt)，且不曾根據相關法律在德國聯邦金融監管當局 (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) 或任何其它德國主管機關備案並獲得批准。發售股份或美國存托股份不得在德國發行或出售，且本招股書或任何與

美國

發售股份或美國存托股份並未根據美國證券法進行登記，而且不得於美國境內發售或出售，或向美國人士（參閱S條例中的定義）或為了美國人士的利益進行發售或出售，但是某些美國證券法註冊要求豁免的交易或不適用該註冊要求的交易除外。

國際購買人擬根據美國證券法S條例和有關法律在美國以外地區對發售股份和美國存托股份進行離岸交易。有些國際購買人擬通過各自的美國推銷代理人將發售股份和美國存托股只出售給合資格的機構購買者（參閱該術語於美國證券法中144A規則所界定的定義）。在美國發售或出售的任何發售股份或美國存托股將由根據美國證券交易法項下註冊的經紀人進行。

在全球發行開始和全球發行結束日孰遲後40天到期前，在美國由經紀人發售或銷售發售股份或美國存托股，無論該經紀人是否參與全球發行，倘該發售或銷售不符合144A規則規定的豁免，或屬於不符合144A規則規定的交易，則該發售或銷售可能違反美國證券法的註冊登記要求。

美國證券交易委員會、美國任何州的證券委員會或美國任何其他監管機構均未批准或反對發售股份或美國存托股份，亦無通過或確認全球發行的資格或本招股書的準確性或充分性。任何與此相反的陳述在美國都屬刑事違法行為。

加拿大

發售股份或美國存托股不得在加拿大的任何省份或地區直接或間接發售或銷售，亦不得直接或間接向加拿大任何省份或地區的任何居民發售或銷售或以其為受益人，除非獲豁免毋須在進行發售或銷售的加拿大有關省份登記招股書，且該發售或銷售由在該省或領土只能由有關法規允許出售發售股份或美國存托股份的人士進行。

英國

本招股書尚未在英國獲得授權人士的批准，亦未在英國公司註冊處註冊。發售股份和美國存托股不可在英國提呈發售或出售，且於發行發售股份的最後日期起計六個月期間屆滿前不可提呈發售或出售予英國的任何人士，惟倘因業務關係發售或出售予日常業務涉及購買、持有、管理或出售投資（不論以委託人或代理人身分）的人士，或不曾導致亦不會導致根據一九九五年公開發售證券條例（已修訂）所界定在英國向公眾提呈發售股份和美國存托股的情況，以及遵守二零零零年金融服務及市場法（「**金融服務法**」）中涉及任何發售股份和美國存托股或與此有關而英國進行或源自或涉

董事在本招股書內容方面的責任

本招股書中包含的信息乃遵照公司條例、香港證券及期貨（證券市場上市）規則及香港上市規則而刊載，旨在提供有關本公司的資料。各董事對本招股書中包含信息的準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就其所知及所信，本招股書並無遺漏任何事實，致使本招股書所載的任何內容有所誤導。

中國證監會批准

中國證監會已經批准本次全球發行和向香港聯交所提交H股上市的申請。授予批准時，中國證監會不會對本公司財務狀況的健全程度承擔任何責任，也不對本招股書或申請表格中所作的任何陳述或所發表的任何意見的準確性承擔任何責任。

承銷

本招股書僅就香港公開發行而刊發，而香港公開發行為全球發行的一部份。對香港公開發行的申請人而言，本招股書和申請表格已載有香港公開發行的條款和條件。

在香港聯交所發售股份的上市由保薦人及聯席保薦人保薦。全球發行由聯席全球協調人經辦。根據香港承銷協議，香港公開發行由香港承銷商承銷。國際購買協議預期於2004年6月18日或前後達成，惟須視乎本公司（為本身及代表售股股東）和聯席全球協調人（代表承銷商）協商確定發行價格。倘本公司（為本身及代表售股股東）與聯席全球協調人（代表承銷商）因任何原因無法對發行價格達成協議，則全球發行將不會進行。有關承銷商與承銷安排之進一步詳情載於「承銷」一節。

售股限制

每一個認購香港發售股份的人都需要確認其知悉本招股書中所述的發售股份在發售方面的限制，或當其認購香港發售股份時即被視為此種確認。

除了香港以外，本公司並無在任何司法地區採取任何行動以許可發行發售股份或美國存托股份，或派發本招股書。因此，在任何不准要約或不准作出邀請的司法管轄區域內，或在向任何人士要約或作出邀請即屬違法的情況下，本招股書均不得用以或構成要約或邀請。

隨著時間的變化可能會擴大。而且，不可預測的事件可能對本公司在2004年取得的實際成果產生不利影響。另外，利潤預測截至到2004年5月31日，沒有根據後來可獲得的信息進行更新。所以，被預測期間的實際結果與利潤預測將會不同，這種不同可能有重大不利影響。而且，根據香港上市規則的要求，本公司並未計劃在未來更新或以其他方式修改利潤預測，無論是因為新的信息、未來事件還是其他原因。

本公司的內涵價值和新壽險業務一年的價值的計算基於一系列假設， 閣下不應該依賴這些假設估值來測算本公司的實際價值和業績。

「內涵價值」一節中說明的財務信息包括對本公司內涵價值的估計，是經過精算計算的對本公司經濟價值（不包括任何有關未來新業務之價值）的估計值。本公司還提供了與壽險新業務有關的一年銷售的估計值。這些價值的計算經過華信惠悦保險精算顧問有限公司的審查，該公司是華信惠悦全球保險精算顧問有限公司（「**華信惠悦**」）這家獨立諮詢精算公司的經營單位，華信惠悦保險精算顧問有限公司的有關報告參閱本招股書附錄四中的說明。這些價值的計算必然需要大量的假設，這些假設涉及的因素包括行業業績、一般業務和經濟條件、投資收益率、準備金標準、生命預期、業務增長率和其他問題，其中許多因素超出本公司的控制範圍。所以，實際未來情況可能與計算中假設的情況不同，而這些不同可能是重大的。另外，內涵價值的計算沒有涉及本招股書附錄四中說明的華信惠悦保險精算顧問有限公司報告涵蓋日之後承保的保單，而且內涵價值和新壽險業務一年銷售價值的計算本質上取決於該計算中使用的各種變量有關的假設，其中大多數假設是主觀性的。所以，這些價值不具有內在的預測價值。而且，由於本公司的實際市場價值由投資者根據各種可以獲得的信息來確定，所以這些價值不應該解釋為對本公司實際市場價值及業績的直接反映，並且不應該解釋為與本公司的股票價格具有相關性。將這些價值包含在本招股書不應該視為是本公司、華信惠悦保險精算顧問有限公司、承銷商或任何其他人對本公司未來盈利能力的陳述。因此， 閣下只能在仔細評估本招股書中說明的所有風險後才考慮這些價值，這些風險包括本節和整個招股書中所說明的所有風險。而且，本公司並未計劃在未來更新或以其他方式修改這些價值，無論是因為新信息、未來事件還是其他原因。

與全球發行有關之風險

本公司之H股或美國存托股未必有或不能持續擁有活躍之交易市場，其交易價格亦可能大幅波動。

在全球發行前，本公司之H股或美國存托股並無公開交易市場。全球發行完成後，香港聯交所將成為H股之唯一交易市場。本公司無法保證本公司之H股或美國存托股在全球發行後會形成或維持活躍之公開交易市場。另外，本公司亦不能向 閣下保證本公司之H股和美國存托股在全球發行後在公開市場上之交易將不低於發行價格。H股和美國存托股之發行價格預期由聯席全球協調人（代表香港承銷商和國際購買人）和本公司（代表公司與售股股東）共同協議來確定，可能無法顯示全球發行後該H股和美國存托股之市場價格。倘於全球發行之後，本公司H股或美國存托股之公開市場交易不活躍，則本公司H股和美國存托股之市場價格和流動性可能會受到重大不利影響。

本公司H股或美國存托股份未來在公開市場上的大量銷售或預期銷售可能對本公司H股或美國存托股份現行市場價格產生重大不利影響。

由於本公司H股或美國存托股或與本公司H股有關的其他證券未來可能在公開市場上大量銷售，或由於發行新的H股，或預期該銷售或發行可能發生，因此本公司H股或美國存托股的市場價格可能下跌。尤其是，高盛投資者、摩根投資者、滙豐保險和第一生命保險相互會社擁有的非上市外資股可能在全球發行完成時轉換成H股。這些轉換後的H股將可以在相關的禁止交易期結束後出售。未來或預期的大量銷售本公司的H股或美國存托股份可能對本公司在認為合適的時間按合適的價格募集資本的能力產生重大不利影響。另外，倘本公司在未來的發售中增發證券，則股東持有的股份就可能被攤薄。

本公司實際的財務業績可能與本招股書中包含的預測性財務信息出現重大差異，因此可能對本公司的H股或美國存托股份產生不利影響。

「財務信息 — 利潤預測」一節中說明的利潤預測僅代表本公司對截至2004年12月31日止年度本公司淨收入和每股收益的估計。利潤預測是根據香港的市場慣例編製的，編製的目的並不是要與美國證券交易委員會和美國註冊會計師協會公佈的指南保持一致。因此，閣下考慮這些利潤預測前應該仔細評估本招股書說明的所有風險，包括本節說明的各種風險和整個招股書所說明的各種風險。該預測除其他事項外取決於本招股書附錄二中的許多估計和假設，且本質上必然是推測性的。特別是，預期其中的一個或多個估計和假設可能無法實現，或與實際結果有重大不同，而且該不同

內。因此，可能無法在美國境內或中國以外的其它地區向本公司的大多數董事和高級職員送達訴訟文件，包括有關美國聯邦證券法或適用州證券法事務之文件。而且，本公司中國法律顧問通商律師事務所已告知本公司，中國尚未與美國、英國、日本及其它大部份西方國家達成任何有關法院判決相互承認和執行之條約。另外，本公司香港法律顧問歐華律師行亦告知本公司，香港亦未與美國之間達成任何有關相互執行判決的安排。因此可能難以或無法在中國爭取承認並強制執行美國及其它任何該等司法管轄權區法院就未受有約束力之仲裁條款管轄之事項所作之判決。

另外，雖然本公司H股於香港聯交所上市後本公司將須遵守香港上市規則與香港收購及合併守則，但H股持有人並不能就違反香港上市規則之事項採取行動，而必須倚賴香港聯交所執行其規則以保障其權利。而且，香港收購及合併守則並無法律效力，僅提供於香港進行收購及合併交易及回購股份之可接受商業行為準則。

H股持有人可能需要繳納中國稅項。

根據中國現行之稅務法律、法規和規則，本公司向中國境外H股持有人支付之股息目前毋需繳納中國所得稅。此外，個人或企業出售或以其它方式處置H股所實現之收入，目前亦毋需繳納中國所得稅。倘日後取消有關稅項豁免，則H股持有人或須繳納股息預扣稅，目前股息預提所得稅之稅率為20%，H股持有人亦有可能須繳納資本利得稅，目前對個人徵收之資本利得稅稅率為20%。請參閱附錄五 — 「稅務與外匯」一節。

支付股息受中國法律限制。

根據中國法律，只能用可分配利潤支付股息。可分配利潤指本公司根據中國公認會計準則或國際財務報告準則確定的稅後利潤，二者以低者為準，減去任何累計虧損和需要提取的法定基金。任何特定年度未分配的可分配利潤可以保留到以後之年度進行分配。但是，本公司一般不在沒有可分配利潤之年度分配任何股息。

根據中國公認會計準則計算的保險公司之可分配利潤與根據國際財務報告準則計算之結果在幾個方面有所不同。所以，根據中國公認會計準則，若本公司沒有可分配利潤，則該年度不能分配任何股息，即使根據國際財務報告準則存在可分配利潤。本公司支付股息還受中國保險法監管。參閱「財務信息 — 股息政策」一節。

本公司之公司章程規定，H股股東與本公司、本公司的董事、監事、高級職員或內資股股東之間基於本公司之公司章程或中國公司法及相關法規、規則而產生涉及本公司事務，包括轉讓本公司股份之糾紛，應通過仲裁解決，而非經法院處理。請求人可以選擇香港或中國的仲裁組織。經香港仲裁條例認可之中國仲裁機構作出之裁決，可於香港執行。香港之仲裁決定亦可於中國執行。然而，據本公司所知，並無H股持有人提請在中國境內執行任何仲裁裁決，而本公司並不肯定H股持有人在中國提請執行任何有利於H股持有人之仲裁決定之結果會如何。另外，據本公司所知，至今沒有任何關於H股持有人請求在中國執行其在本公司公司章程或中國公司法項下權利之司法執行的公開報告。

另外，根據中國之適用法律，尚不清楚股東是否能代表公司起訴董事、監事、高級職員或其它股東，以向本公司未能成功索償之該等有關人士行使索償權。本公司之股東可能須倚賴其它途徑，如行政程序等，來直接行使有關權利。有關海外上市公司的中國法律、法規和規則在權利和保障方面並不區別對待少數股東和控制權股東。而且，與依照美國和某些其他國家法律成立的公司給予少數股東的保障相比，本公司的少數股東可能並不擁有相同的保障。

持有本公司發行在外股份超過10%或中國保監會認可的其他比例（以兩者中較高者為準）的股東可能無法全面行使其作為股東的權利。

本公司的公司章程規定，事先未經中國保監會批准，任何直接或間接擁有本公司發行在外股份超過10%或中國保監會認可的其他比例（以兩者中較高者為準）的股東（包括美國存托股份代表的H股持有人），其持有的超過持股比例限制的股份（包括美國存托股份代表的H股），將不能行使在股東大會或類別股東會議上進行投票的權利，也不能提名董事和監事。另外，根據中國保險法的規定，任何股份收購（包括美國存托股份代表的H股）倘導致持有人直接或間接擁有本公司發行在外不低於10%的股份，需要提前獲得中國保監會批准。參閱「監督與管制」一節和本招股書附錄七—《公司章程概要》。因此，持有本公司發行在外股份超過10%或中國保監會認可的其他比例（以兩者中較高者為準）的股東（包括美國存托股份代表的H股持有人）可能無法全面行使其股東權利。

閣下進行法律文件送達及對本公司和本公司管理層執行判決時可能遇到困難。

本公司乃根據中國之法律組建成立，本公司的絕大部份資產和子公司均在中國境內。此外，本公司的大多數董事和高級職員均以中國為居住地，本公司董事和高級職員的資產亦可能在中國境

中國經濟的下滑可能對本公司的財務狀況和經營業績及未來前景產生重大不利影響。

本公司的大多數業務和幾乎所有收入都源於中國。因此，中國的經濟條件對本公司的財務狀況和經營業績及本公司的未來前景有重大影響。自1978年以來，中國已經成為世界上國內生產總值增長最快的國家之一。在1978和2003之間，中國的國內生產總值從大約人民幣3,620億元增長到大約人民幣116,900億元。但是，本公司不能夠向　閣下保證未來將繼續保持該種速度的增長。而且，美國、歐盟和某些亞洲國家近期經濟的下滑也可能對中國的經濟增長產生不利影響。另外，任何將來可能爆發的嚴重急性呼吸系統綜合症也可能造成經濟活動水平的下降，並對中國、亞洲和世界其他地方的經濟增長產生不利影響。本公司不能向　閣下保證本公司財務狀況和經營業績及本公司的未來前景將不受中國經濟下滑的重大不利影響。

人民幣匯率的波動可能對本公司的財務狀況和經營業績產生重大不利影響，並降低本公司H股用外幣表示之價值和應付股息。

人民幣價值波動，且受中國的政治和經濟條件變化的影響。自1994年以來，人民幣與外幣 — 包括港幣和美元 — 的兑換，一直依據中國人民銀行按照前一日銀行間外匯市場匯率和當前世界金融市場匯率情況而確定的匯率。自1994年以來，人民幣兑換美元的官方匯率總體一般十分穩定。但是，人民幣的任何貶值都可能對本公司H股的外匯價值和任何應付外匯股息（如有）產生負面影響，因為本公司的絕大部份收入和利潤表述都是以人民幣為幣種。另外，由於滙豐保險在2002年11月以6億美元認購本公司10%的股權（以認購方式擴股），財務報告中美元兑換成人民幣的匯率發生的波動可能對本公司各年報告的財務狀況和經營業績有影響。本公司的財務狀況和經營業績還可能受某些用來表示本公司收益和債務的人民幣之外的外幣價值變動的影響，如港幣和美元等。參閱附錄五 —「稅務與外匯」一節。

中國的法律制度有內在的不確定性，因此可能限制　閣下所能享有之法律保護。

本公司根據中國法律而設立。中國的法律體系以成文法為基礎。法院以往之判決雖然可以引用作為參考，其先例價值相對有限。自1979年以來，中國政府頒佈了多項涉及經濟事務的法律、法規，如外商投資、公司組織與治理、商務、稅務及貿易等。但是，由於該等法律、法規相對較新，加上所公告案例數量有限且不具法律約束力，因此該等法律、法規之解釋和執行均存在不確定因素。

- 發展水平；
- 增長速度；
- 外匯管制；及
- 資源配置等。

雖然中國經濟在過去20年經歷了高速增長，但該增長集中在某些地區和經濟部門。中國政府已經實施了各項措施，以鼓勵經濟增長並指導資源配置。其中有些措施有利於中國的總體經濟發展，但也可能對本公司有負面影響。例如，政府對資本投資的控制或有關稅收法規的變化，可能對本公司的經營業績有不利影響。

中國的經濟正從計劃經濟向更加市場化的經濟過渡。雖然中國政府近年來實施的各項措施強調利用市場力量進行經濟改革，減少國家在生產性資產方面的所有權，及在企業中建立完善的公司治理，但中國的大部份生產性資產仍然歸中國政府所有。另外，中國政府通過實施行業政策，繼續在行業發展監管方面發揮重大的作用。中國政府還通過資源配置、控制外資債務的支付、制定貨幣政策及對特殊行業或公司提供優惠政策等措施，在宏觀調控中國經濟的增長中扮演著重要的角色。

政府對貨幣兌換的控制及匯率未來變化可能對本公司的經營和財務結果產生重大不利影響，並嚴重影響本公司用外幣支付股息的能力。

本公司絕大部份收入為人民幣，而人民幣目前不可自由兌換。然而，該等收入中部份必須兌換成其它貨幣，以滿足本公司的外幣債務。本公司需要獲得外幣，用於支付本公司H股之股息（如有），並支付外匯費用和負債（如有）。

根據中國現行外匯條例，完成全球發行後，本公司可在符合若干程序規定之情況下以外幣支付股息，而毋須先行取得國家外匯管理局之批准。然而，倘中國境內缺乏外幣，中國政府未來可能會酌情決定採取措施限制經常賬戶項目取得外幣。假如中國政府限制經常賬戶項目取得外幣，則本公司未必能向股東派付外幣利息。

本公司資本賬戶項下的外匯交易繼續受重大外匯控制，需要國家外匯管理局審批。這些限制可能影響本公司通過股權融資或就外匯資本支出獲得外匯的能力。

定的時間表內完全達到任何該等新規則和法規的要求，而任何該等合規性要求都可能引起本公司合規與其他成本的增加。另外，由於本公司的產品處於監管之中，監管的變化可能對本公司簽發的保單和合同的盈利能力產生影響。例如，根據中國保監會頒佈的指南，本公司分紅型產品的紅利不得少於該產品可分配收益的70%。倘未來該標準提高，則本公司的盈利能力將受到重大不利影響。

本公司遵守最低償付能力額度之要求的能力受各種因素的影響，本公司的合規性要求可能需要籌集更多的資本，進一步的籌資可能攤薄　閣下的股份，還可能減緩本公司的增長。

根據中國保監會的法規要求，本公司需要將償付能力額度維持在最低償付能力標準以上。本公司的最低償付能力主要受需要提取的保單責任準備金的影響，而保單責任準備金則受已售保單量和確定法定準備金的法規的影響。本公司的最低償付能力還受許多其他因素的影響，包括產品利潤率、投資收益率、核保和展業成本及保戶紅利和股東的股息等。倘本公司未來繼續快速增長，或未來需要提高所要求的償付能力水平，則本公司需要籌集更多的資本以滿足本公司的償付能力額度要求，從而會攤薄　閣下的權益。倘本公司不能籌集更多的資本，則業務增長的速度就可能被迫放慢。

中國保險市場的增長率可能沒有本公司預期的那麼高，或持續力沒有那麼強。

中國保險市場的增長率可能沒有本公司預期的那麼高或那麼持久。本公司預期隨著中國經濟和家庭財富的增長、持續的社會福利改革、人口成份的變化和中國保險市場對外國參與者的開放，中國的保險市場將會擴大，而且滲透率將會提高，即使如此，中國保險市場的增長也可能不如預期的那麼好。某些趨勢和事件，如中國的經濟增長率、中國加入WTO和社會福利制度的持續改革等對中國保險行業的影響，一般是預測性的，目前並不明朗。所以，中國保險市場的增長和發展受許多不確定性因素的影響，是本公司無法控制的。

與中國有關的一般風險

基本上本公司的所有資產都位於中國，而且基本上本公司的所有收入都來源於本公司在中國的經營。所以，本公司的財務狀況、經營業績和前景將在很大程度上受中國經濟、政治和法律發展的影響。

中國的經濟、政治和社會條件及政府的政策可能影響本公司的業務。

基本上本公司的所有業務、資產和經營都在中國。中國的經濟與大多數發達國家的經濟存在許多方面的不同，具體包括：

- 政府參與程度；

本公司的所有代理人都需要獲得中國保監會的資格證書，並需要在中國工商行政管理總局各地方分局註冊；倘監管機關決定執行這些資格和登記要求，則可能對本公司的業務造成重大不利影響。

中國保險代理人需要從中國保監會獲得資格證書，才能開展代理業務。參閱「監督與管制 — 保險代理人」一節。截至2003年12月31日，本公司有大約28%的個險代理人未獲得該證書。本公司認為，中國保監會到目前從未對任何一家保險公司或代理人因未取得資格或營業執照而採取任何行動。2004年5月，中國保監會頒發了通知，要求保險公司採取有效措施執行有關資格要求，倘中國保監會要在將來強制執行該項監管，由於本公司有相當數量的個險代理人未能獲得資格證書，本公司將喪失大量的個險代理人，從而對本公司向客戶提供服務的能力以及本公司進一步發展個人壽險業務的計劃產生不利影響。最終可能對本公司的未來增長和前景產生重大不利影響。而且，倘若本公司的保險代理人未能獲得中國保監會要求的資格證書，本公司還可能遭受罰款並面臨其他行政訴訟程序。任何該等罰款或行政訴訟程序都可能對本公司的業務、財務狀況和經營業績產生重大不利影響。

根據中國保險法，保險代理人必須向當地工商行政管理局註冊並獲得營業執照。經驗表明，這一要求並未得到全面執行，而根據本公司的瞭解，工商行政管理局在個人保險代理人註冊登記方面目前還沒有具體的執行程序。所以，本公司幾乎所有個險代理人都不符合這一要求。本公司認為在中國經營的其他保險公司也面臨同樣的情況。目前，不符合該規定尚未對本公司的業務產生重要影響。公司目前尚不清楚地方工商行政管理局將來是否會執行這一要求。倘將來執行這一要求，則本公司的個險代理人就需要進行註冊並獲得營業執照。本公司不能向 閣下保證本公司所有的個險代理人都能夠獲得該營業執照，且該要求的執行將對本公司個人分銷系統的組成和效率產生負面影響，本公司的業務將可能因此受到重大不利影響。

中國監管的進一步發展可能給本公司的業務活動帶來額外的成本和限制。

本公司所經營的行業是受嚴格監管的行業。中國保監會對中國的保險行業行使監督管理權。在行使權力方面，中國保監會有很大的決定權。中國保險監管制度隨著透明監管程序的推進，正在發生巨大的變化。其中有些變化可能給本公司的經營活動帶來額外的成本或限制。尤其是有些變化還可能要求本公司進一步採取措施，及時達到各種新法規和規則的要求。本公司無法保證將能夠在規

國證監會監管。適用的法律、法規和規則可能限制本公司的業務活動。而且，這些法律、法規和規則隨時可能發生變動，所以，本公司不能向 閣下保證未來立法或監管變化，包括放鬆管制，對本公司的業務、財務狀況和經營業績不產生重大不利影響。另外，本公司可能需要增加本公司的準備金，以應對未來中國保監會法規和條例發生的變化。而且，採用任何新的生命死亡表也可能影響本公司的業務和前景。本公司目前不能夠預測潛在的監管變化對本公司的業務和盈利能力的具體影響。另外，適用於本公司的有些法律、法規和條例相對較新，所以，其有關解釋和適用存在不確定性。而且，未能遵守適用於本公司的任何法律、法規和條例都可能引致罰款、中止營業，甚至是吊銷營業執照，從而對本公司有重大不利影響。特別是，未來的法律、法規和條例或現有或未來法律、法規和條例的解釋，都可能對本公司的業務、財務狀況和經營業績造成重大不利影響。

中國加入WTO後中國保險市場的新進入者可能加劇競爭，並降低本公司的盈利能力。

隨著中國於2001年12月加入WTO，中國政府逐漸減少了外資參與中國保險市場方面的種種限制。本公司預期中國政府將繼續根據中國加入WTO的協議減少這方面的限制。因此，中國保險市場對外國保險公司將進一步開放，這可能侵蝕本公司目前享有的某些競爭優勢，如本公司的全國性業務網絡。尤其是，中國已經在其加入WTO的協議中承諾，在未來五年期間：

- 消除外資保險公司在業務活動方面的地域限制；
- 消除外資財產保險公司在業務範圍和所有權方面的限制；
- 消除外資壽險保險公司在業務範圍方面的限制；及
- 將外資在壽險保險公司中的所有權限制增加到50%。

中國保險市場對外國保險公司的開放和因此加劇的競爭可能對本公司的業務及其未來的盈利能力產生重大不利影響。

不良貸款可能影響商業銀行的資本充足率和償付能力，可能會使本公司的定期存款存在風險。另外，未來不利的市場條件或其他發展趨勢可能使本公司無法繼續享受其目前能夠從商業銀行獲得的長期優惠存款利率。參閱「業務 — 投資組合 — 投資組合的構成 — 定期存款」一節。而且，倘中國政府的財政預算赤字繼續增加，則本公司所投資的政府和金融債券之價值也可能受到不利影響。另外，截至2003年12月31日，本公司的總投資資產有大約43.7%為固定期限證券。本公司持有的這些固定期限證券的發行人可能由於破產、缺乏流動性、總體經濟下滑、經營失敗或其他原因而不能支付或以其他方式違反到期義務。這些違約造成的損失可能降低本公司的盈利能力。而且，上海證券交易所和深圳證券交易所近年來經歷著巨大的變動性，在這些交易所上市的許多公司的股票經歷著同樣的易變性。所以，任何此類投資價值的下跌都可能對本公司的財務狀況和經營業績有重大不利影響。

本公司某些固定收益投資資產沒有獲得評級，因此可能影響　閣下獨立評估本公司投資風險的能力。

與美國和歐盟保險公司的現行做法不同，中國的保險公司一般對其投資資產沒有進行信用評級。所以，　閣下可能無法獨立地評估本公司投資的風險。倘本公司投資遭受重大損失，本公司的財務狀況和經營業績可能受到重大不利影響。

中國證券市場的波動引起股票價值變化，可能對本公司投資組合之價值及本公司的財務狀況和經營業績造成重大負面影響。

中國的證券市場比美國和有些歐盟國家的證券市場小，但變動性更大。特別是，上海證券交易所和深圳證券交易所的上市證券價格和交易量都經歷了巨大的波動，目前對日價格波動的範圍設定了限制。截至2003年12月31日，本公司的投資組合有2.9%投資在證券投資基金方面，其價值的波動取決於公司特定的條件和一般市場條件。中國廣大的投資環境對證券投資基金之價值產生了負面影響，未來表現可能繼續如此。本公司證券投資基金價值的下跌可能對本公司投資組合或股東權益之價值有重大不利影響。

與中國保險業有關的風險

本公司的業務受嚴格監管，因此未來監管方面的變化對本公司可能產生重大不利影響。

本公司壽險和產險業務主要由中國保監會監管，本公司所有保險業務受限於有關法律，包括近期修改的中國保險法和相關的法規和條例。另外，本公司的信託和證券業務分別受中國銀監會和中

中國保險公司，中國再保險公司則可能無法及時向本公司支付，或根本就無法進行支付。另外，中國再保險公司目前沒有獲得任何國際公認信用評級機構的評級。本公司還與許多國際再保險公司達成了壽險合約和財產保險再保險安排，所有這些國際再保險公司在與本公司達成再保險協議時，都獲得了標準·普爾公司不低於A－級的信用評級。但是，本公司不能向 閣下保證這些再保險公司將能夠及時履行其在現有再保險安排項下的各種義務，或者他們也可能根本就不會履行自己的義務，也不能保證這些保險公司將能夠在與本公司保持再保險協議期間維持自己不低於標準·普爾公司A－級的信用評級。倘本公司的再保險公司未能向本公司支付或未能及時向本公司支付，則對本公司的財務狀況和經營業績可能有重大不利影響。

與本公司投資組合有關的風險

本公司的投資可能會由於重大損失而造成本公司的投資收入下降，並可能對本公司的財務狀況和經營業績產生重大不利影響。

本公司的投資收益率及其盈利能力可能隨時受特定的投資條件、市場波動以及整體經濟、市場和政治條件的不利影響。特別是，本公司就其保險產品獲取利潤的能力部份取決於滿足保險條款所規定義務的投資回報率，而具體投資之價值則可能發生很大的波動。本公司的投資收入在2001年和2002年受到各種權益投資公允價值下跌及出售投資所實現的損益的波動的影響，影響投資收入的因素包括市場利率變動、中國證券市場的不利條件及其他因素。未來市場利率的變動、中國證券市場的不利條件或其他因素可能使本公司的投資收入大量減少，並對本公司的財務狀況和經營業績有重大不利影響。

由於適用的中國法規對投資品種的限制致使本公司的投資組合多樣化及尋求最優投資回報的能力受限，因此，特定投資類型價值的減少對本公司的財務狀況和經營業績可能產生重大不利影響。

由於受中國現行監管限制，本公司的所有投資資產基本上都集中在中國境內有限的投資品種上。有關這些限制的詳細探討，在「監督與管制 — 保險業務 — 保險資金的使用」一節進行說明。截至2003年12月31日，本公司在商業銀行的定期存款、政府債券、政府項目金融債券、國有公司之企業債券和投資於上海和深圳證券交易所上市公司股票的證券投資資金大約分別佔本公司投資資產總額的50.2%、24.5%、12.3%、6.9%和2.9%。本公司未能將本公司的投資組合多元化，使本公司承擔大量與這些投資類型有關的風險。例如，截至2003年12月31日，有人民幣434.97億元，即本公司定期存款總額大約55.6%或本公司總投資資產大約27.9%集中在五大商業銀行。持續高比例的

動需要專門許可。倘有關當局認定本公司違反了任何交叉銷售規定，則本公司可能需要停止其交叉銷售活動，從而對本公司的業務和前景可能產生重大不利影響。另外，本公司可能需要使其現有的信息技術系統大幅度升級，以便使本公司能夠更好地理解並預測本公司客戶的行為模式。本公司不能向 閣下保證本公司在這方面所做的努力能夠獲得成功。而且，保險和其他金融產品的交叉銷售活動在中國是一個相對較新的概念，本公司不能向 閣下保證本公司交叉銷售活動將能夠得到本公司客戶的廣泛接受。

巨災賠付可能會大幅降低本公司的盈利能力或淨現金流。

本公司經營的財產保險經營業務使本公司面臨巨災賠款的風險。地震、颱風、洪水、颶風、火災、爆炸、工業事故和其他事件都可能引起巨災，而巨災的發生和嚴重性本質上不可預測。本公司在2001年、2002年和2003年的巨災賠償記錄總額大約分別為人民幣3.60億元、人民幣2.42億元和人民幣2.26億元。根據國際財務報告準則（IFRS），本公司在巨災發生前不建立巨災準備金，單個巨災或多個巨災的賠償在特定期間對本公司的財務狀況和經營業績或現金流量可能構成重大影響。

倘若本公司不能夠及時獲得再保險或根本無法獲得再保險，則本公司可能需要承擔巨大的風險，或降低本公司的承保水平。

本公司及時並按照合理的成本獲得再保險的能力受許多因素的影響，這些因素包括現行市場條件，都是本公司無法控制的。再保險的可獲得性和成本可能影響本公司的業務量及盈利能力。特別是，本公司可能無法維持本公司現有的再保險險種或以優惠的價格充分獲得其他再保險。倘本公司不能夠續延到期的再保險或獲得新的再保險，則本公司的風險將會增加；倘本公司不願意承擔增加的風險，則本公司的總體承保能力和承保的風險金額可能會降低。倘若本公司不能夠及時按照合理的成本獲得再保險，或根本無法獲得再保險，則本公司的業務、財務狀況和經營業績可能受到重大不利影響。

倘本公司的一個或多個再保險公司違約，則可能對本公司的財務狀況和經營業績產生重大不利影響。

與世界其他各大保險公司一樣，本公司將其承保的保單項下承擔的有些風險轉移到再保險公司，為此將本公司就這些保單收取的部份保費分出。雖然再保險安排使再保險公司就所轉移的風險向本公司負責，但並沒有解除本公司對本公司保戶承擔的責任。所以，本公司在其所有業務方面就再保險公司承擔著信用風險。特別是，倘本公司現有再保險安排項下一個或多個再保險公司違約，則可能增加本公司由於承保風險而承受的財務損失，進而可能降低本公司的盈利能力，並可能對本公司的資金流動性產生不利影響。例如，中國有關再保險方面的法規目前要求所有中國財產保險公司將某些類型保單項下10%的毛承保保費**分保**給中國再保險公司。倘出現的巨災事件影響到大量的

本公司的業務取決於高級管理人員和精算人員及專業銷售代理人，會因這些人員的流失受到重大不利影響。

本公司依靠本公司高級管理人員（包括馬明哲先生和孫建一先生）和有經驗的精算人員及其他人員繼續提供服務。倘這些公司人員流失而本公司又不能及時有效地聘請替代人員，則本公司的業務有可能遭受損失。特別是，本公司在其未來增長計劃方面，可能需要增加大量此類員工，而目前中國各保險公司為爭取此類人員相互展開激烈的競爭。本公司不能向 閣下保證本公司將能夠留住本公司現有的人員或在需要時吸引更多合格的人員。另外，本公司可能需要增加員工的報酬，以便留住本公司現有的高級職員和員工，並吸引需要的更多人員。

本公司在很大的程度上依靠銷售代理人來分銷本公司的壽險產品。特別是，本公司通過競爭吸引並留住專業的銷售代理人，來分銷本公司的壽險產品。有才能的專業銷售代理人非常搶手。為獲得這些代理人，本公司主要依靠自己的聲譽、品牌、產品、報酬、退休補償、培訓、支持服務和財務力量與其他保險公司展開競爭。雖然本公司已經採取並預期繼續採取各種計劃和措施來留住並吸引本公司代理人，但本公司不能向 閣下保證這些計劃在吸引新代理人或留住現有代理人方面能夠獲得成功。倘本公司不能夠成功地吸引並留住這些銷售代理人，本公司業務中的銷售和保單繼續率及本公司的財務狀況和經營業績就可能受到重大不利影響。

倘若本公司在中國進行的銀行保險安排終止或中斷，則會對本公司的競爭力產生重大不利影響，並會導致本公司的收入和利潤下降。

本公司目前與中國郵政、中國四大國有商業銀行、許多區域性和地方性商業銀行建立了各種安排，通過這些機構的分支網絡來分銷本公司的**銀行保險**產品，其中，最重要的是與中國最大的兩家國有商業銀行，即工商銀行和中國銀行建立了合作關係。2003年，本公司通過這些銀行保險安排進行的銷售總額達到大約人民幣105.62億元，大約佔本公司**毛承保保費**及保單費收入總額的16.7%，其中與工商銀行的安排銷售大約佔該銷售額的42%。倘本公司不能維持這些安排，或遭受重大擾亂，則本公司的競爭力可能受到不利影響，而且本公司也可能無法利用其他渠道獲得的保費來彌補損失的保費額，從而對本公司的收入和利潤造成重大不利影響。

倘本公司的交叉銷售不能有效展開，可能會對本公司業務和前景帶來重大不利影響。

本公司計劃擴大與現有客戶之間的業務，通過擴大本公司交叉銷售活動的方式增加本公司的收入。但是，本公司不能向 閣下保證本公司的交叉銷售活動能夠獲得成功。特別是，中國有關監管框架允許監管者享有很高的自主權，有權監督和審查本公司的交叉銷售活動，而且有些交叉銷售活

份。倘本公司原先為未來的保單責任賠償所提取的準備金證明並不充足，本公司就必須增加公司準備金，從而對本公司的業務、財務狀況和經營業績有重大負面影響。

中國保險業的競爭日趨激烈，倘本公司不能夠有效地參與競爭，業務和前景將會受到損害。

本公司在所有業務領域都面臨著競爭。保險行業的競爭取決於許多因素，包括收取的保費和其他保險範圍條件、所提供的服務、獨立評級機構授予的財務評級、理賠服務、聲譽、財務實力預測和保險公司在承保業務方面的經驗等。本公司的競爭對手包括國內及在中國經營的外資壽險公司、財產保險公司、共同基金公司和其他金融服務供應商。上述有些保險公司的財務、管理和其他資源比本公司強大，且可能比本公司有更豐富的經驗。而且，與本公司相比，這些公司能夠提供更廣泛的產品和服務，並能夠建立更充足的準備金。另外，本公司的有些國內競爭對手已經利用了適用自己的政府優惠政策。例如，這些競爭對手在本公司之前獲准建立全國性的業務網絡。而且，在2003年，有些競爭者還獲准在相關公司重組過程中獲得某些在中國稅收法律下通常不允許退稅的費用的稅務豁免。近年來，外國保險公司也不斷持續進入中國保險市場，預期由於中國加入WTO，進入中國保險市場的外國保險公司會進一步增多。尤其是，有些新進入者能夠以與中國其他公司結成聯盟和建立合資企業的形式，通過充分利用其在本國市場開發的產品和技能，快速在中國開展經營。有些新進入者還可能採用比包括本公司在內的中國保險公司更激進的定價策略。另外，中國近期投資監管發生了變化，放鬆了成立共同基金和證券銷售的有關規則，使金融投資產品的種類和範圍擴大。這些產品對公眾可能更有吸引力，可能對本公司的有些產品銷售產生不利影響，包括分紅型壽險產品和投資連結型產品。這些因素和其他因素使競爭壓力不斷增加，可能對本公司的業務和前景有重大不利影響，並可能通過以下方式對本公司的財務狀況和經營業績有重大不利影響：

- 降低本公司在主營業務方面的市場佔有率；
- 降低本公司的利潤率；
- 降低本公司客戶群的增長；
- 增加本公司的保單獲得成本；
- 增加本公司的營業費用，如銷售和市場營銷費用；及
- 管理和銷售人員的頻繁變動。

公司將能夠實現這次交易的潛在效益。倘本公司在開發個人金融業務或整合合併實體經營中不能夠成功管理信用風險並保持審慎的資本策略，則本公司可能無法實現這次交易的潛在效益且本公司的業務前景將可能受到重大負面影響。

與本公司保險經營有關的風險

實際給付和理賠經驗與核保和準備金假設之間存在差異，可能需要本公司增加準備金的提取額

作為負債，本公司提取並保留準備金，用來支付未來給付和賠款。對於壽險產品，本公司依據許多假設和估計來計算這些準備金，具體包括：

- 本公司在保單假設有效期間估計收取的保費；
- 死亡率；
- 失效和退保；
- 保單項下事件的時間性；
- 待給付或賠付的金額；及
- 本公司利用獲得的保費購買的資產的投資收益率。

本公司根據發生的損害和負債假設與估計，提取財產保險準備金。本公司還根據發病率、保單和理賠終止率、賠償金額、投資收益率和其他因素有關的假設和估計提取本公司與健康險有關的準備金。因此，本公司的收益主要取決於本公司實際賠款情況與本公司產品定價中使用的假設和估計，及本公司未來保單給付和賠款責任準備金中使用的假設和估計保持一致的程度。如果實際給付或賠款超過本公司在提取準備金中使用的基本假設和估計，則本公司可能需要增加準備金的提取。任何準備金的增加將導致額外的費用，並可能減少本公司的淨收入。

估算準備金負債的過程是一個難度較大的複雜過程，涉及許多變量和主觀判斷。由於基本風險的性質和確定未償給付和賠款負債有關的高度不確定性，本公司不能夠精確地確定本公司最終償付這些負債需要支付的金額。這些金額可能與估算的金額不同，其原因主要是這些款項可能會在很遠的將來才發生。另外，給付或理賠情況的變化和給付或理賠的波動也可能使實際的核保情況，如失效、死亡率、費用和發病率等，與本公司保險產品定價中使用的精算假設不同。而且，中國保險業相對較短的理賠歷史可能影響本公司就某些產品確定精算假設的能力，如健康保險產品。本公司根據確定上述準備金使用的各種假設和估計發生的變化及本公司實際壽險責任給付和理賠的經驗，定期評估本公司的準備金。在準備金確定或重新估計期間，本公司將準備金的變化歸入當期的支出部

罰或行動不會對本公司的業務、財務狀況和經營業績以及聲譽產生重大不利影響。詳細信息請參閱「業務 — 法律和監管程序」。

本公司對擁有的某些物業沒有產權證書。

截至本招股書附錄三估值報告基準日，本公司大約擁有總建築面積大約682,565平方米的605處樓房，其中總建築面積大約682,220平方米的599處樓房位於中國。除位於中國的總建築面積大約277,995平方米的149處樓房（「**有缺陷物業**」）外，本公司持有其他所有物業的相關長期土地使用權證書及／或樓房所有權證書（「**產權證書**」）。未獲的相關產權證書仍在申請之中。取得有缺陷物業的產權證書後，本公司將有權佔有、出租、轉讓和抵押該物業。本公司可能很難獲取149處有缺陷物業中總建築面積大約119,404平方米的64處物業的相關產權證書。參閱「業務－財產－物業產權」。本公司不能確切預測作為該等物業的所有者／佔用者，沒有上述產權證書會對本公司的權利造成何種不利影響。

本公司可能因資金運用方式不符合《中華人民共和國保險法》及中國保監會法規規定的有關限制或超出其允許的限制而受到行政制裁、罰款和其它處罰。

《中華人民共和國保險法》及中國保監會法規對中國保險公司使用資金實施各種嚴格的限制。尤其是，《中華人民共和國保險法》及中國保監會法規禁止中國的保險公司使用公司資金從事超出正常保險經營範圍的證券或其他活動。本公司過去使用公司資金的方式可能有不符合《中華人民共和國保險法》及中國保監會法規規定的有關限制或超出其允許的範圍。從事的該等活動，可能包括設立證券業務、投資於非上市權益性證券以及開發房地產項目等。本公司已經終止或正在糾正該等活動。參閱「監督與管制—禁止保險公司資金運用的領域」一節。雖然本公司尚未因此類資金運用受到任何重大行政制裁、罰款和其它處罰，但本公司並不能保證有關監管機關未來不對本公司採取其他行動。未來的任何行政制裁、罰款和其他處罰都可能對本公司的業務、財務狀況和經營業績有重大負面影響。

倘本公司不能實現這次收購福建亞洲銀行股權交易的潛在效益，則本公司的業務前景可能受到重大不利影響。

福建亞洲銀行2004年2月19日成為平安信託擁有73%股權的子公司並於同一日更名為平安銀行有限責任公司。平安銀行是一家合資銀行，在中國主要從事外匯商業銀行業務。本公司計劃利用平安銀行來開發多元化金融服務平台，使本公司能夠更好地服務客戶。本公司不能向　閣下保證本

本公司深圳業務所適用的企業所得稅稅率若大幅提高，可能對本公司的財務狀況和經營業績產生重大不利影響。

本公司在深圳的業務享受的深圳經濟特區適用的企業優惠所得稅稅率為15%，而本公司在深圳之外經營的大部份業務卻適用33%的標準企業所得稅稅率。本公司不能向 閣下保證將來深圳適用的企業所得稅稅率不會上升。由於本公司的大部份投資收入目前享受優惠的企業所得稅稅率，若深圳企業所得稅稅率的大幅增加，則可能對本公司財務狀況和經營業績會產生重大不利影響。

中國未來爆發SARS（嚴重急性呼吸道綜合症）或其它類似疾病，對本公司的財務狀況和經營業績可能產生重大不利影響。

2002年11月到2003年6月，中國和其他一些國家和地區爆發了新的、有高度傳染性的非典型肺炎，現在稱為嚴重急性呼吸系統綜合症。2003年7月5日，世界衛生組織宣佈SARS的爆發已經得到控制。但是，自2004年4月22日中國又報告發現新的SARS案例。本公司現在還不能夠預測任何新的SARS或類似SARS疾病爆發可能對本公司的業務和前景造成的影響。尤其是，許多有關SARS方面的問題，包括其原因、傳播方式和在不同環境下的生存能力等，國際醫療界都沒有獲得充分瞭解。所以，倘未來爆發任何SARS或類似SARS疾病，都可能大幅增加本公司人壽和健康險保單項下的支付義務，從而可能對本公司的盈利能力產生重大不利影響。而且，若未來爆發該傳染病則可能嚴重干擾本公司充分組織業務人員的能力，並可能嚴重影響本公司的整體經營。例如，以前爆發SARS就降低了本公司銷售隊伍的活動水平，並減少了本公司保險產品的銷售額。本公司不能向 閣下保證未來任何一次爆發SARS或類似SARS疾病對本公司的財務狀況和經營業績不會產生重大不利影響。

中國監管機關未來進行定期檢查可能引致罰款、其他處罰或行動，對本公司的業務、財務狀況、經營業績及聲譽可能產生重大不利影響。

本公司要接受中國監管機關的定期檢查。過去，本公司間或被判違反某些法律法規。結果導致本公司曾被處罰，包括罰款。在截至2003年12月31日的三年中，本公司被中國監管機關處以罰款大約740次，罰款金額大約為人民幣3,200萬元。上述罰款除其他事項外，包括與銷售保險產品相關的不當支付、會計違規（包括本公司分公司和支公司會計記賬不適當）、銷售代理人營銷保險產品時的誤導性陳述以及遲交所得稅等違規行為。該等處罰對本公司的業務、財務狀況和經營業績並未造成重大負面影響。但是，本公司不能向 閣下保證中國監管機關未來進行檢查中處以的罰款、其他處

本公司員工及其代理人的不當行為難以查驗和遏制，可能會損害本公司的業務、財務狀況和經營業績。

員工和銷售代理人的不當行為可能會造成本公司違法，給本公司帶來監管制裁及／或嚴重的聲譽或財務損害。該不當行為可能出現在本公司的每一項業務中，包括：

- 使本公司接受超過授權限度的交易；
- 隱藏未經授權或不成功的活動，導致不為人知的和未受管理的風險或損失；
- 不適當地使用或披露保密信息；
- 推薦不合適的產品、服務或交易；
- 在向客戶推銷或銷售保險產品時有誤導性陳述行為或進行欺詐性或其他不適當的行為；
- 參與未經授權或超過權限的交易，給客戶帶來損害；或
- 以其他方式不遵守有關法律或本公司的內部控制程序。

本公司無法完全遏制員工和代理人的不當行為，而且本公司採取的預防和檢查此類活動的措施不可能在所有情況下都有效。參閱「業務 — 法律和監管程序」項下的內容。本公司不能向　閣下保證自己員工的不當行為對本公司的業務、財務狀況和經營業績不會產生重大不利影響。

本公司的最大股東可能採取與本公司或本公司其他股東的最大利益不相符或有衝突的集體行動。

全球發行完成後，假設不行使超額配股權，不根據滙豐價格調整差價增發新股票，本公司的五家現有最大股東將立即直接或間接擁有本公司大約38.9%發行在外的股票。所以，本公司包括這五大股東在內的最大股東可以繼續集體行使權利，對本公司的業務形成重大影響，包括下列各項問題：

- 本公司管理、業務戰略和政策；
- 股息的分配及其時間；
- 有關兼併、收購、合資、投資或剝離的任何計劃；及
- 選舉本公司董事和監事。

本公司最大股東可能集體採取　閣下可能不同意的行動或可能與本公司或本公司其他股東的最大利益不相符合的行動。

預期本公司財務實力的下降或本公司評級的降低可能增加退保和減保，進而損害本公司與其各債權人、交易對方及產品分銷商之間的關係。

財務實力的指標是影響公眾對本公司產品信心的重要因素，從而影響本公司的競爭力。尤其是，除其他度量因素外，客戶在決定是否從本公司購買保險時，可能會考慮本公司的財務實力評級和償付能力。本公司財務實力評級的下調或本公司償付能力的大幅下降可能會對本公司的業務造成重大不利影響，因為這些變化發展除引起其他變化外，還有以下影響：

- 增加退保和減保的數量；
- 損害本公司與各債權人、交易對方及本公司產品分銷商之間的關係；及
- 對本公司產品的進一步銷售產生負面影響。

與所有金融服務公司一樣，本公司的業務行為除其他事項外主要取決於消費者對金融服務行業和本公司財務實力的信心。消費者對金融服務行業總體，特別是對本公司的信心的下降，可能對本公司的業務和前景產生重大不利影響。

本公司支付股息的能力和履行義務的能力取決於來自其經營性子公司的股息和其他支付，這些可能受到契約和其他限制的約束。

本公司是一家控股公司，除了投資管理活動以外，本身不進行任何重大的業務經營活動。所以，本公司幾乎所有的現金流量都取決於其經營性子公司的股息和各種分配。本公司的大多數資產都由其子公司持有。本公司流動性、支付利息和費用的能力，及支付股息和履行義務的能力，都取決於來自其經營性子公司的現金流。本公司不能向　閣下保證這些子公司能夠產生足夠的現金，以支持股息支付和其他分配，從而滿足本公司的現金要求並支付股東股息。

本公司支付股息或進行其他支付的能力還可能受有關本公司債務協議中各種約定的限制。另外，本公司的子公司可能發生第三方負債，有關負債的條款可能限制本公司從有關子公司獲得資金的能力。參閱「監督與管制」一節和附錄七 — 「公司章程概要 — 股息和利潤分配的其他方法」項下的規定。

本公司的風險管理政策、程序、內部控制及能夠使用的風險管理工具可能不夠充分或全面有效，並可能使本公司承受不可識別或不可預期的風險，這些對本公司業務都可能產生重大不利影響，或帶來損失。

本公司的風險管理政策和程序及內部控制可能不夠完善或有效，無法降低本公司在所有市場環境中的各種風險，或充分、有效地抵禦各種類型的風險，包括不可識別或不可預期的風險。有些風險管理方法是建立在已經察覺的市場歷史行為的基礎上。所以，這些方法可能無法預測未來的風險，而未來的風險則可能比歷史測算方法顯示的風險更大。其他風險管理方法取決於如何評估有關經營和市場條件或其他問題方面可獲得的信息。這種信息可能無法達到在所有情況下都準確、完整、更新或得到合適的評估。除其他因素外，對經營、法律和監管風險的管理需要的內容包括對大量的交易和事件進行適當的記錄並確認的政策和程序，及充分的內部控制系統。這些政策和程序及內部控制不可能在所有情況下都充分有效，而且本公司的業務、財務狀況和經營業績可能因本公司風險的增加而受到重大不利影響。保險公司通常都利用各種金融工具和投資來管理與其業務有關的各種風險。但是，目前中國的法律規則限制了本公司持有的金融工具和投資類型。所以，本公司可以利用的風險管理工具是有限的。

本公司信息技術系統的任何重大故障，包括本公司的信息管理系統故障，都可能對本公司的業務和盈利能力產生重大不利影響。

由於交易程序越來越複雜、交易量快速增長，本公司的業務十分依賴本公司信息技術系統及時處理許多分散市場和產品的大量交易的能力。本公司財務控制、會計、客戶數據庫、客戶服務和其他數據處理系統的正常運行，包括核保和理賠及本公司各分支機構與本公司主要信息技術中心之間通信系統的運行，對本公司的業務和本公司有效競爭的能力至關重要。雖然本公司有一個備份數據中心，能夠在災難性事件發生或本公司主要系統出現故障時投入使用，並建立了備用通信系統，但是本公司不能向　閣下保證本公司的業務活動在上述主要信息技術系統或通信系統出現部份或全部故障時不受重大干擾，這些故障的原因包括軟件故障、計算機病毒攻擊或因系統升級造成的轉換錯誤。另外，本公司的信息技術系統故障的延長可能損害本公司的聲譽，並對本公司的未來前景和盈利能力造成重大不利影響。

倘若本公司不能有效地推進保險業務，則本公司的業務和前景將會受到重大不利影響。

本公司在相對較短的時間內獲得了快速的增長。對這一增長的管理需要大量的管理和經營資源，並且可能繼續需要這些資源。除其它資源外，對本公司增長的管理需要的資源包括下列各項：

- 發展充足的承保和理賠能力與技能；
- 嚴格的成本控制；
- 充足的資本；
- 不斷加強的財務和管理控制與信息技術系統；
- 不斷增加的市場營銷和銷售活動；及
- 僱用和培訓新人員。

本公司不能向　閣下保證本公司能夠有效地管理保險業務的增長。尤其是，本公司為與客戶數量增長保持同步，可能在快速招聘和培訓充足的客戶服務人員方面出現各種困難。另外，本公司為了快速滿足其不斷增長的客戶群需要，可能在其信息技術系統升級、發展和擴展方面出現困難。倘本公司不能夠對增長進行成功的管理，則可能對本公司的業務與前景產生不利影響。

本公司未來可能需要更多的資本，但本公司不能向　閣下保證將能夠在可接受的條件下獲得該資本，或可能根本就無法獲得該資本。

本公司為了增長、保持競爭力、進入新業務、擴大本公司的經營基礎或滿足監管機構資本充足率或償付能力額度的要求，未來可能需要新的資本。本公司未來獲得更多資本的能力將受各種不確定性因素的影響，這些不確定性包括：

- 本公司未來財務狀況、經營業績和現金流量；
- 及時獲得必要的監管批准的能力；
- 保險公司和其他金融機構募集資金活動的一般市場條件；及
- 中國和其他地區的經濟、政治和其他條件。

本公司不能向　閣下保證將能夠及時，或在可接受的條件下獲得該資本，或根本就無法獲得該資本。另外，通過發行權益證券籌集的任何額外資本的條件和金額可能大幅攤薄現有股東的權益。

單義務的投資中獲得的盈利之間的差額。在當前低利率的環境下，市場利率與本公司上述產品提供的保證投資收益率之間的重大差額已經形成了利差損，對本公司的經營業績已經造成了負面影響。截至2003年12月31日，根據貼現率等於收益率或10.0%及根據貼現率等於收益率或15.0%，不扣除持有所需償付能力額度之成本，本公司1999年6月前承保的有效業務估計價值分別為負數人民幣251.29億元和負數人民幣195.04億元。參閱附錄四說明的諮詢精算師報告中「有效業務價值的構成」一節。2003年，本公司所有這些保證投資收益壽險產品的平均定價收益率大約為5.0%，而本公司壽險的保險業務實際平均投資收益率大約為4.4%。1999年6月10日，中國保監會將保險公司可以提供的壽險產品的保證收益率降低到不超過2.5%的水平。利率的進一步下降可能會增加利差損，從而進一步降低本公司的盈利能力。相反，在利率上漲期間，本公司則可能無法及時用高收益的投資來代替現有的投資，卻可能需要繼續提供有相對較高保證投資收益率的產品，以便保留現有客戶或吸引新客戶。這同樣可能對本公司的經營業績產生重大不利影響。參閱「財務信息 — 概況 — 歷史遺留高保證收益率產品的利差損」一節。

由於中國資本市場可以提供的長期固定收益證券種類有限，加上法律和監管對本公司可以進行的投資類型施加的各種限制，本公司資產和負債久期的匹配問題會增加本公司的利率風險。

與其他各大保險公司一樣，本公司尋求在盡可能的限度內以管理投資資產久期和其支持的保單責任平均久期的方式對利率風險進行管理。將資產與有關負債的久期匹配，能減少利率變化的風險，因為彼此的變化可以相互抵消。但是，中國保險法對本公司可投資資產類型設定的各種限制，及市場上可投資長期資產的有限性，導致本公司的資產久期短於負債久期。而且，中國金融市場目前沒有有效的方法使本公司能夠通過金融衍生產品對利率風險進行對沖。本公司認為，隨著中國對保險公司投資限制的逐步放鬆，本公司資產與負債匹配的能力將進一步加強。本公司還尋求通過提供到期日與目前的投資環境中可利用投資期間相一致的產品，來管理資產與負債久期不匹配的風險。但是，倘本公司不能夠使資產與負債久期匹配更密切，本公司將繼續存在利率風險，因此可能對本公司的財務狀況和經營業績產生重大不利影響。

閣下在作出投資本公司H股或美國存托股份決定之前，應仔細考慮本招股書中的所有信息，包括下文所述的各種風險和不確定因素。　閣下應特別注意，本公司是一家中國公司，所受的管轄在某些方面與其它國家的法律和監管環境不同。任何該等風險均可能對本公司的業務、財務狀況或經營業績造成重大不利影響。本公司H股和美國存托股份的交易價格可能會因任何該等風險而下跌，　閣下或會因此損失全部或部份投資。有關中國和下面討論的相關問題的更多信息，請參閱「監督與管制」、附錄六 —「主要法律與監管法規概要」及附錄七 —「公司章程概要」的具體說明。

與本公司整體業務有關的風險

利率波動和當前低利率環境的持續對本公司的盈利能力可能產生重大不利影響。

在利率下降期間，本公司的平均投資收益率將會下降，其原因是即將到期的各種投資及為利用較低利率要贖回或預付的債券和貸款要用收益率更低的新投資來代替，而且利用本公司隨時持有的債券息票支付進行再投資的收益率更低。這將降低本公司的資本投資收益率，儘管這些投資是用來支持特定的保單義務，但可能對本公司的盈利能力產生不利影響。本公司壽險保單一般比本公司的投資資產期限長，所以，由於本公司保費一般是按照固定的假設投資收益率來計算的，較低的利率往往降低本公司的投資組合收益率，而本公司已有保單的保費收入卻保持不變，進而降低了本公司的盈利能力。另外，由於監管方面的限制，本公司的投資資產必須集中在帶利息的投資方面，因此進一步擴大了本公司在利率下跌方面的風險。倘當前的低利率環境持續不變，對本公司盈利能力產生的這些負面影響將持續，還可能隨著本公司平均投資收益率的下降而增加。

相反，在利率上升期間，投資收益率的上升將提高本公司投資組合的收益率，但保單**退保**和**減保**則可能增加，其原因是保戶尋求回報率較高的各種投資。這一過程可能導致現金從本公司的各種業務流出。尤其是，這些現金流出可能要求在資產價格由於市場利率的上升而下跌時出售本公司的投資資產，因此可能導致投資虧損。另外，無法預測的退保和減保可能需要本公司加速**遞延保單獲得成本**的攤銷，從而可能對本公司的經營業績產生不利影響。而且，利率的上升可能由於固定收入投資公允價值的下降，在緊接的財政年度對本公司的股東權益產生不利影響。

與中國其他各大壽險公司一樣，從1995年到1999年期間，主要由於當時的市場利率較高，本公司提供的壽險產品都有相對較高的保證投資收益率。這些產品使本公司承擔一種風險，這種風險就是利率變化可能降低本公司的利差，即本公司根據保單必須支付的金額和本公司可從用於支持保

〔此頁特意留空〕

- 保險損失事件發生的次數及其嚴重性；
- **保單繼續率**水平；
- **再保險**的可獲得性、成本、質量或收款方面的變化；
- 本公司識別、測算、監督和控制本公司業務中各種風險的能力，包括本公司提高其總體風險水平和風險管理措施的能力；
- 本公司對本公司產品和服務進行適當定價的能力，及建立未來保單給付責任和**未決賠款準備金**的能力；及
- 本招股書中討論的各種風險因素和本公司無法控制的其他因素。

根據香港上市規則的要求，在出現新信息、未來事件或其他情況時，本公司均未計劃更新或修改本招股書中的展望性陳述。由於這些及其他風險、不確定性和假設，本招股書中討論的展望性事件和情況可能不會以本公司所預期的方式發生，也可能根本就不會發生。因此， 閣下不應過於依賴任何展望性信息。

展望性表述

本招股書包含了展望性陳述，這些陳述本質上受各種重大風險和不確定因素的影響。展望性陳述包括但不限於對下列各項的陳述：

- 本公司業務和經營戰略及本公司實施該等戰略的各種措施；
- 中國保險行業未來的競爭環境；
- 本公司的股息分配計劃；
- 任何資本支出計劃，尤其是有關本公司信息技術基礎設施和管理信息系統升級方面的計劃；
- 本公司的經營和業務前景，包括本公司現有的和新的業務、產品與服務的發展計劃；
- 本公司的財務狀況和經營業績，包括「財務信息 — 利潤預測」項下說明的本公司利潤預測和「內涵價值」項下說明的本公司**內涵價值**與一年新業務的價值；
- 中國保險業的監管環境和一般行業概況；及
- 中國保險行業未來的各種發展。

此時，本公司使用了「預計」、「相信」、「可能」、「估計」、「預期」、「打算」、「可能」、「計劃」、「尋求」、「將」及類似的字眼，來表達本公司的各種展望性陳述。這些展望性陳述反映了本公司目前對未來事件的觀點，並不是對未來業績的一種保證。本公司的實際經營業績與展望性陳述中包含的信息可能大不相同，其原因是會受各種因素的影響，這些因素包括：

- 與本公司業務經營各方面有關的中央和地方政府的法律、法規和條例及中國保監會和其他有關政府主管機關的規則、條例和政策發生變化；
- 中國整體經濟、市場和業務條件；
- 利率、外匯匯率、股價或其他費率或價格發生變化或變動；
- 中國保險行業競爭對本公司的產品和服務價格需求產生的影響，尤其是中國加入WTO後外國保險公司進入中國造成的影響；
- 本公司可能追求的各種業務機會；
- 預期購買福建亞洲銀行（已更名為平安銀行）73%股權產生的潛在效益；
- 中國人口增長和其他人口趨勢的各種變化，包括死亡率、發病率和長壽率變化；
- 災難性事件的發生及其對本公司財產保險業務產生的影響；

「定期人壽保險」	為特定期間承保的人壽保險，一般情況下退保無法獲得現金價值。
「核保」	檢查、接受或拒絕保險風險的過程，對接受的風險進行分類，以便對接受的各項風險收取適當的保費。
「未到期責任準備金」	對壽險、意外險和健康險保單而言，就已經收取的未到期保費建立的準備金負債，原始保險期不超過一年，也適用於財產保單。
「終身人壽保險」	提供保證死亡收益和保證現金價值的終身人壽保險產品。
「減保」	部份退保。一些壽險產品允許被保險人提取合同中的部份退保現金價值。因此，未來賠付收益相應減少。
「Zillmer 方法」	是一種保險公司計算壽險責任準備金的方法，該方法實際上允許遞延保單獲得成本。根據該方法，在保單的第一年，計算壽險責任準備金中使用的純保費部份予以減少。這樣，壽險責任準備金就少於均衡淨保費法項下的壽險責任準備金。以後各年，將第一年減少的壽險責任準備金逐漸進行調整，以便在預定的期間，如在5年或10年內，消除均衡淨保費法和 Zillmer 方法之間存在的差別。

「保單紅利支出」	定期貸計分紅型保戶的紅利。
「壽險責任準備金」	壽險產品項下規定為未來發生債務確立的準備金負債。
「保費」	根據保險公司簽發或續簽的保單收取的支付和對價。
「已賺保費」	承保期內滿期部份的毛承保保費，計算方法是用毛承保保費減去未到期責任準備金的變動額。
「期繳保費產品」	定期支付保費的人壽保險產品。
「再保險」	根據再保險做法，一方依據其獲得的保費對價，同意根據再保險一方簽發的保險合同，向另一方償付由被再保險一方承擔的部份或全部負債。
「自留金額」	除分出給再保險人的保費金額外由第一保險人自己承擔的保險額度。
「準備金」	為向保戶提供未來賠償而建立的負債，減去再保險公司分保的負債。
「股本溢價」	實收資本超過已發行實收資本面額的部份。
「短期壽險保單」	與保險業務有關的、固定期不超過十二個月的壽險保單。
「法定準備金」	中國保險法和中國法定會計準則項下規定預留的款項，使保險公司能夠就所有保單的未來義務提供準備金。法定準備金屬於根據中國法定會計準則編製的財務報表中資產負債表中的負債。
「退保」	根據保戶要求終止人壽或退休合同，其後保戶收到合同的退保現金價值（如有）。
「退保費用」	在退保費用期間結束前，壽險單或年金合同按照退保現金價值退保時，向保戶收取的費用。該費用用來彌補全部或部份保單獲得成本，作為提前退保的一種不利因素。

「賠付率」	財產保險或再保險公司已發生賠款和理賠費用與淨已賺保費的比率。
「百萬圓桌」	壽險及金融服務代理協會，通過銷售一定數量的壽險保單獲得其成員資格。
「發病率」	傷殘事故率和持續時間，因年齡、性別和傷殘後的持續期限等參數而不同，用來對意外保險責任進行定價和計算。
「死亡率」	因年齡、性別和健康等參數而不同，用來對人壽和年金產品的未來保戶給付責任進行定價和計算，包括重大死亡率風險。
「淨已賺保費」	會計期間已確認為收入的淨承保保費。
「均衡淨保費法」	根據均衡淨保費法，在保險期間，倘純保費與已付年金總額的比率保持不變，則保險公司必須取消壽險責任準備金。當實際管理費超過早期管理費有關年度已收取的保費，均衡淨保費法就提高保單早期年度承擔的保險公司管理費。根據計算保險準備金的備用方法，即Zillmer方法，允許在保單早期年度扣除純保費，結果實際上是允許保單獲得成本遞延。
「淨承保保費」	指定時期的毛承保保費減去該時期分出給再保險公司的保費。
「非分紅型保單」	持有該保單的保單持有人無權分享保險人的可分配收益。非分紅型保單的保費一般要比分紅型保單低一些。
「孤兒保單」	本公司代理人出售的壽險保單，但該代理人已不再為本公司服務。
「分紅型保單」	一種保單或年金合同，其所有者通過保戶紅利的方式合法享有保險公司的可分配盈餘，無論該紅利當前是否可支付。
「保單繼續率」	年復一年持續有效的保單百分比，按照保費來計算。

「收益率」	計算內涵價值時假設之投資收益率，對有關稅金進行調整。
「內涵價值」	基於對將來發展的一套特殊假設，對保險公司壽險經營的經濟價值經過精算確定的估計值，不包括未來任何新業務有關的任何價值。
「兩全人壽保險」	一種人壽保險，根據該保險，倘被保險人在保險期後仍未死亡，則被保險人就接收保單的保額；倘被保險人死亡，則受益人就接收保單的保額。
「費用率」	財產保險中遞延保單獲得成本的攤銷、計提保險保障基金及營業與管理費用的總和與淨已賺保費的比率。
「毛承保保費」	在規定期間承保或承擔的保險合同（包括承保有限或無生死偶然性的投資合同）的總保費（無論是否已經賺取），不扣除分出保費。
「有效」	按保單記錄顯示，在指定日期有效且不會因死亡或其他方式到期，或退保或以其他方式終止。
「已發生未報告賠款準備金」	就已發生但尚未向保險公司或再保險公司報告的估計損失和損失理算費用提取的準備金，包括已向保險公司或再保險公司報告的、但最終證明提取的準備金可能不充分的未來賠款。
「投資連結型人壽保險」	在保險期間為被保險一方提供保險的保單，其投資回報與保戶選擇的投資選擇相連接。
「壽險產品」	該術語包括壽險公司提供的所有產品，例如團體、個人、人壽和退休類保險等。
「長期壽險保單」	持續時間超過十二個月的壽險保單，合同條款不受單方面變化的影響並要求長期履行各種職能及服務（包括但不限於保險保障）。
「損失理算費用」	財產險理賠費用，包括法律和其他費用及一般費用。

詞彙包括在本招股書中使用的與集團及其業務有關的某些術語和定義的解釋。術語及其含義可能與標準行業含義或這些術語的習慣用法不一致。這些術語在本招股書概要中第一次出現時和招股書概要後第一次出現時用粗體字打印。

「年金」	在特定時期內向享受年金者定期進行支付的一種合同，直到享受年金者死亡為止。
「評估價值」	對保險公司壽險經營的經濟價值經過精算後確定的估計值，等於內涵價值加上壽險新業務未來銷售的估計價值。
「專屬銷售代理人」	專門為一家保險公司從事銷售的銷售代理人。
「退保現金價值」	保戶在壽險保單或年金合同退保或減保時可以獲得的現金款項。
「分保」	當保險公司將其風險向另一個保險公司再次投保，就是在「分保」業務。
「索賠」	據以提交和／或支付保單項下賠償的事件。根據保單的條款，索賠可以在保險範圍中包含、限制或排除。
「未決賠款準備金」	就已發生但沒有報告的賠款和已報告但沒有批准的賠款有關的損失和行政管理費用準備並建立的準備金負債。
「綜合成本率」	財產保險公司或再保險公司的賠付比率和費用率的總和。低於100的綜合成本率一般表示存在承保盈利。高於100的綜合成本率一般表示存在承保損失。綜合成本率高於100的保險公司在淨投資收益超過核保損失的限度內，可能盈利。
「手續費」／「佣金」	由保險公司就有關保險產品的銷售或維護向代理人或經紀人支付的費用。
「遞延年金」	在確定的時期後，為某人生存期間支付定期收入給付，或在規定年限支付定期收入給付，或以兩者混合的方式支付收入給付的保單。
「遞延保單獲得成本」	佣金和某些其他承保、保單簽發和出售費用，直接與業務產能有關。為使收入和費用匹配，根據業務產能水平而變動的遞延保單獲得成本將會在保單期限內作遞延及攤銷處理。

「保薦人」	中銀國際亞洲有限公司
「國家外匯管理局」	中華人民共和國國家外匯管理局
「國家工商管理局」	中華人民共和國國家工商行政管理總局
「國務院」	中華人民共和國國務院
「監事」	本公司的監事會成員
「監事會」	依據中國公司法成立的監事會，詳細説明參閲「董事、監事、高級管理人員」一節
「承銷商」	香港承銷商和國際購買人
「非上市外資股」	本公司發行的普通股，每股面值為人民幣1.00元，以人民幣以外的其他貨幣認購，或以注入資產作為對價，由中國公民或中國公司實體以外的人持有，不在任何證券交易所上市
「美國」	美利堅合眾國、其領土、財產和所有屬於其管轄的地區
「美元」	美元，美國的法定貨幣
「美國證券交易法」	《美國1934年證券交易法》，後經修改的現行文本
「美國公認會計準則」	在美國被普遍接受的會計準則
「美國證券法」	《美國1933年證券法》，後經修改的現行文本
「世貿」	世界貿易組織

「定價日」	由聯席全球協調人代表承銷商和本公司（為本身及代表售股股東）確定發售股份價格的日期，預期為2004年6月18日，最晚不遲於2004年6月20日
「發起人」	中國工商銀行、招商局蛇口工業區有限公司、中國遠洋運輸（集團）總公司、深圳市財政局和深圳市新豪時投資發展有限公司；發起人之一指任何一家發起人
「S條例」	美國證券法S條例
「人民幣」	人民幣，中國法定貨幣
「規則144A」	美國證券法規則144A
「售股股東」	深圳市投資管理公司 深圳市深業投資開發有限公司 廣州市廣永國有資產經營有限公司 青島市企發投資有限公司 深圳市建設投資控股公司 天津市國有資產經營有限責任公司 中國天津外輪代理公司 上海久事公司 山東省對外經濟貿易財務服務公司 深圳市水務（集團）有限公司 中海石油投資控股有限公司 中國石化財務有限責任公司 葫蘆島鋅業股份有限公司 瀋陽建設投資資產經營有限公司 瀋陽恒信投資管理有限公司 深圳商報社 瀋陽誠浩證券經紀有限責任公司
「香港證監會」	香港證券及期貨事務監察委員會
「證券及期貨條例」	證券及期貨條例（香港法第571章）
「股份」	本公司資本中的普通股，每股票面價值為人民幣1.00元，包括內資股、非上市外資股和H股
「特別規定」	中國國務院1994年8月4日頒佈的《關於股份有限公司境外募集股份及上市的特別規定》，經不斷修改、補充或修訂

	限日後30日內行使，要求本公司和售股股東股票發行和出售之數量達到增發208,183,000H股總數（根據投資者的選擇，可以全部或部份以美國存托股份的形式交付），在「全球發行結構」一節中詳細規定
「中國人民銀行」	中國人民銀行，是中國的中央銀行
「中國人行匯率」	由中國人民銀行每日根據前一日中國銀行間外匯市場匯率並參照世界金融市場的現行兑換率設定的外匯交易兑換率
「中國財險」	中國人民財產保險股份有限公司
「平安香港」	中國平安保險（香港）有限公司，是本公司的子公司
「平安壽險」	中國平安人壽保險股份有限公司，是本公司的子公司
「平安海外」	中國平安保險海外（控股）有限公司，是本公司的子公司
「平安產險」	中國平安財產保險股份有限公司，是本公司的子公司
「平安證券」	平安證券有限責任公司，平安信託的子公司
「平安信託」	平安信託投資有限責任公司，是本公司的子公司
「中國」或「中華人民共和國」	中華人民共和國，但就本招股書之目的而言（除非另有相反規定），不包括香港、澳門或台灣
「中華人民共和國公司法」	《中華人民共和國公司法》，1993年12月29日由第八屆全國人民代表大會常務委員會頒佈，於1994年7月1日實施，經不斷修改、補充或修訂
「中華人民共和國保險法」	《中華人民共和國保險法》，1995年6月30日由第八屆全國人民代表大會常務委員會頒佈，於1995年10月1日實施，經不斷修改、補充或修訂
「中國公認會計準則」	中華人民共和國通用會計準則

「LASS」	LIMRA代理人甄選系統
「LIMRA」	人壽保險營銷研究協會
「上市日」	本公司H股首次上市日，從該日開始允許在香港聯交所進行交易，預期在2004年6月24日或前後
「必備條款」	《到境外上市公司章程必備條款》，在中國註冊成立的公司準備在海外上市時需要在公司章程中包括該條款，由中國證券委員會(中國證監會前身)和國家經濟體制改革委員會在1994年8月27日頒佈，經不斷修改和補充
「財政部」	中華人民共和國財政部，負責管理國家收支、財務和稅收政策及金融機構的總體監管工作
「摩根投資者」	2002年6月17日前，為摩氏實業發展（深圳）有限公司，此後，為摩根士丹利毛里裘斯投資控股有限公司，均為摩根士丹利添惠亞洲有限公司之關聯方
「全國人民代表大會」或「全國人大」	中華人民共和國全國人民代表大會
「發行價格」	每股香港發售股份的最終港元價格（不包括經紀佣金、香港證監會交易徵費、投資者補償徵費和香港聯交所交易費），以該價格銷售香港發售股份，以「全球發行結構」一節規定的方式來確定
「發售股份」	在全球發行中發售的H股（就本招股書之目的而言，全球發行項下首次發售股份的總數設定為1,387,892,000股發行股）
「我們公司」、「本公司」、「集團」和「我們」	中國平安保險(集團)股份有限公司及其所有子公司，除非上下文另有規定
「超額配股權」	預期由本公司及售股股東授予國際購買人的選擇權，由聯席全球協調人代表國際購買人在根據香港公開發行提交申請表格最後期

「香港收購及合併守則」	有關收購、兼併及股票回購的守則
「香港承銷商」	「香港承銷商」項下「承銷」一節中列出的承銷商
「香港承銷協議」	本公司、本公司執行董事、聯席全球協調人和香港承銷商間達成之有關香港公開發行的承銷協議，協議日期為2004年6月11日
「滙豐銀行」	香港上海滙豐銀行有限公司
「滙豐保險」	滙豐保險控股有限公司
「滙豐價格調整差價」	滙豐保險在某些情況下認購增發的股份，詳細情況在「業務 — 海外投資者」一節進一步説明
「工商銀行」	中國工商銀行
「工商銀行（亞洲)」	中國工商銀行（亞洲）有限責任公司
「國際財務報告準則」	國際會計準則委員會（「IASB」）頒佈的《國際財務報告準則》；國際財務報告準則包括國際會計準則（「IAS」）及其解釋
「國際發行」	根據「全球發行結構 — 國際發行」一節進一步説明，為投資者認購和買賣而發售某些發售股份（根據投資者的選擇，可以美國存托股份的形式交付)
「國際購買人」	由中銀國際亞洲有限公司、高盛(亞洲)有限責任公司、香港上海滙豐銀行有限公司和摩根士丹利國際有限公司（按字母順序排列）牽頭的承銷商集團，預期將就承銷國際發售股份簽署《國際購買協議》
「國際購買協議」	與國際發行有關的《國際購買協議》，預期由本公司、售股股東和作為國際購買人代表的聯席全球協調人在2004年6月18日（紐約時間）前後達成
「聯席全球協調人」	中銀國際控股有限公司、高盛(亞洲)有限責任公司、香港上海滙豐銀行有限公司和摩根士丹利添惠亞洲有限公司（以英文字母為序)

「存托銀行」	紐約銀行，作為美國存托股份的存托銀行
「董事」	本公司的董事
「內資股」	本公司的普通股，每股面值為人民幣1.00元，由中國公民和／或中國公司實體以人民幣的形式認購或以人民幣入賬列為繳足股款
「國內生產總值」	國內生產總值（有關國內生產總值增長率的所有指稱，表示實際而不是名義國內生產總值增長率）
「全球發行」	香港公開發行和國際發行
「高盛投資者」	高盛集團有限公司
「H股」	本公司普通股股本中在海外上市的外資股，每股面值為人民幣1.00元，將在香港聯交所上市，以港元認購及交易
「香港結算」	香港中央結算有限公司
「香港中央結算代理人」	香港中央結算（代理人）有限公司，香港結算全資擁有的子公司
「香港」	中國香港特別行政區
「港元」	港元，香港的法定貨幣
「香港上市規則」	香港聯合交易所有限公司證券上市規則
「香港發售股份」	在香港公開發行中首次發售提呈認購的69,395,000發售股份（根據「全球發行結構」一節中的説明進行調整）
「香港公開發行」	以發行價格（加上經紀佣金、香港證監會交易徵費、投資者補償徵費和香港聯交所交易費）在香港進行發售股份的認購發行（根據「全球發行結構」一節中的説明進行調整），遵守本招股書和申請表格規定的具體條款，在「全球發行結構—香港公開發行」一節進一步説明。
「香港聯交所」	香港聯合交易所有限公司

在本招股書中，除上下文另外有規定外，下列術語和表達應該具有下列含義。某些其他術語的含義在「詞彙」一節進行解釋。

「美國存托股份」	存托銀行發行的代表20H股所有權的美國存托股份
「申請表格」	分白色申請表格和黃色申請表格，或根據文義要求，指其中任意一種申請表格
「公司章程」	本公司於2004年3月9日通過的公司章程
「董事會」	本公司的董事會
「中國銀監會」	中國銀行業監督管理委員會，負責監督和管理中國銀行業的監管機構
「中央結算系統」	由香港結算設立及營運的中央結算及交收系統
「中央結算系統經紀參與者」	獲准以經紀參與者身份參與中央結算系統的人士
「中央結算系統託管商參與者」	獲准以託管商參與者身份參與中央結算系統的人士
「中央結算系統投資者戶口持有人」	獲准以投資者戶口持有人身份參與中央結算系統的人士，可為個人、聯名個人或公司
「中央結算系統參與者」	中央結算系統經紀參與者、中央結算系統託管商參與者或中央結算系統投資者戶口持有人
「中國人壽」	中國人壽保險股份有限公司
「中國保監會」	中國保險監督管理委員會，負責監督和管理中國保險業的監管機構
「公司條例」	香港《公司條例》(即香港法律第32章)，經不時修改、補充或以其他方式修訂
「聯席保薦人」	高盛(亞洲)有限責任公司、香港上海滙豐銀行有限公司和摩根士丹利添惠亞洲有限公司(按字母順序排列)
「中國證監會」	中國證券監督管理委員會，負責監督和管理中國證券市場的監管機構

- 本公司的經營及現金流量結果；
- 本公司的財務狀況；
- 參照中國保監會的規定並根據中國公認會計準則確定的法定償付能力額度要求；
- 本公司的股東利益；
- 總體業務狀況；
- 本公司的未來前景；
- 本公司支付股息的法定和監管限制；及
- 本公司董事會認為有關的其他因素。

根據《中華人民共和國公司法》和本公司之《公司章程》，本公司所有股東都有平等的分紅權。H股股東對本公司董事會宣佈的所有股息和其他分配以每股為基礎享有等比例的分配權。參閱「財務信息 — 股息政策」項下的說明。

全球發行的所得款項之運用

據本公司估計，扣除承銷費和本公司全球發行的應付費用，假設不行使超額配股權，沒有根據滙豐價格調整差價發行新股，沒有以美國存托股份的形式出售發售股份，並假設發售股份的發行價格為每股10.735港元，發行價格為估計發行價格幅度內的中值，則本公司將從全球發行中獲得大約128.67億港元（約合人民幣137.13億元）的所得款項淨額。本公司計劃使用這些所得款項淨額主要從事下列活動：本公司一般業務活動、提高公司的業務和經營及信息技術系統的升級等。參閱「未來計劃與全球發行的所得款項之運用」一節中的說明。

本公司將不從售股股東在全球發行中出售H股或美國存托股份獲得任何所得款項。作為中國國有實體之售股股東在全球發行中出售H股或美國存托股份所獲得的所有所得款項，都將按照中國政府的有關要求匯入國家社會保障基金。

任何投資都存在風險。有關投資於發售股份或美國存托股份的一些特殊風險，請參閱「風險因素」項下的說明。在　閣下決定投資於發售股份或美國存托股份前，請仔細閱讀該節的內容。

(2) 計算上述利潤預測的基礎，在本招股書附錄二中具體說明。

(3) 備考完全攤薄後每股收益預測的計算依據是稅後扣減少數股東權益後的利潤預測，但是沒有考慮截至2004年12月31日止年度的非經常項目，且假設本公司在2004年1月1日開始已經上市，整個年度的發行在外股票為6,195,053,334股。本計算假設將不行使超額配股權，沒有根據滙豐價格調整差價發行新股，且根據全球發行計劃發行的H股在2004年1月1日發行。

(4) 在加權平均基礎上計算每股收益預測，其計算依據是稅後扣減少數股東權益後的利潤預測，但是沒有考慮截至2004年12月31日止年度的非經常項目，且假設本公司在整個年度的發行在外股票加權平均數為5,588,324,591股。本計算假設將不行使超額配股權，也不根據滙豐價格調整差價發行新股，根據全球發行計劃發行的H股將在2004年6月24日發行。

發行統計[1]

	以發行價9.59港元為基礎	以發行價11.88港元為基礎
H股的市值[2]	245.37億港元	303.97億港元
預期市盈率		
(a) 備考完全攤薄[3]	22.9倍	28.4倍
(b) 加權平均[4]	20.7倍	25.6倍
調整後每股有形資產淨值[5]	1.38港元	

(1) 本表中的所有統計數據都依據假設沒有行使超額配股權，沒有根據滙豐價格調整差價發行新股。

(2) 計算市值的依據是全球發行後預期發行2,558,643,698H股。

(3) 在備考完全攤薄的基礎上計算預期市盈率，其依據是發行價格分別為9.59港元和11.88港元時備考完全攤薄後的每股預測收益。

(4) 用加權平均法計算預期市盈率，其依據是發行價格分別為9.59港元和11.88港元時按照加權平均後的每股預測收益。

(5) 調整後每股有形資產淨值的依據是在全球發行後按照每股10.735港元的發行價格（為估計發行價格幅度9.59港元和11.88港元之間的中值）預期發行的6,195,053,334股股票。

倘行使超額配股權，但沒有根據滙豐價格調整差價發行新股，假設發行價格為每股10.735港元（為估計發行價格幅度9.59港元和11.88港元之間的中值），則調整後每H股有形資產淨值將為每股1.69港元，而備考完全攤薄後和加權平均後每H股的收益則分別攤薄為0.41港元和0.46港元。

股息政策

根據中國有關法律要求，本公司董事會將用人民幣就每H股宣派股息（如有），並用港幣支付。任何財政年度宣佈股息，均須經股東大會批准。宣佈的股息金額和實際分配的股息金額取決於下列因素：

簡要經營數據

下表說明分別截至2001年、2002年、2003年12月31日止各年度與本公司壽險、財產保險、信託和證券經營有關的經營數據。

	截至12月31日止年度		
	2001年	2002年	2003年
人壽保險			
客戶數量：			
個人（千）	15,531	21,218	26,880
公司（千）	73	119	188
合計（千）	15,604	21,337	27,068
保單繼續率：			
13個月	83.4%	86.1%	85.7%
25個月	80.8%	75.5%	79.6%
分銷渠道：			
個人壽險銷售代理人數量	267,933	224,313	188,033
團體保險銷售代表數量：	1,941	2,152	1,275
銀行保險銷售網點	17,540	20,532	21,299
財產保險			
客戶數量：			
個人（千）	1,994	3,546	3,933
公司（千）	435	531	515
合計（千）	2,429	4,077	4,448
分銷渠道：			
直接銷售代表數量	5,629	9,940	6,742
保險代理人數量	5,405	6,453	7,589

內涵價值

為了使投資者更好地理解本公司的經濟價值和業務成果，本公司披露了本公司的內涵價值。本公司還披露了新壽險業務一年的價值。這些價值經過華信惠悅保險精算顧問有限公司的審查，該公司是家獨立的諮詢精算公司。華信惠悅保險精算顧問有限公司的具體意見參見本招股書附錄四「諮詢精算師報告」中的說明。並請參閱「內涵價值」一節。

截至2004年12月31日止年度預測[(1)]

稅後及扣除少數股東權益後但未計非經常項目前的利潤預測[(2)]不低於	人民幣27.60億元
預測每股收益	
(a) 備考完全攤薄[(3)]	人民幣0.45元（0.42港元）
(b) 加權平均[(4)]	人民幣0.49元（0.46港元）

(1) 本表中的所有統計數據均假設不行使超額配股權且未根據滙豐價格調整差價發行新股。

概要

	截至12月31日		
	2001年	2002年	2003年
		(人民幣百萬元)	
權益與負債			
權益			
實收資本	2,220	2,467	4,933
儲備	4,180	9,322	7,667
未分配利潤／(未彌補虧損)	(1,130)	(102)	352
權益合計	5,270	11,687	12,952
少數股東權益	101	113	337
負債			
客戶保證金	—	—	2,304
短期借款	3,001	8,313	200
預收保費	1,499	2,604	2,129
應付佣金	576	544	497
未決賠款準備金	2,248	2,836	4,817
應付分保賬款	21	283	270
應付股息	—	—	—
應付保戶紅利及準備金	118	237	1,189
保戶儲金	80	68	49
分保公司存入款項	268	283	130
未到期責任準備金	3,895	5,296	5,781
壽險責任準備金	83,880	119,528	159,945
應交税金	608	618	326
保險保障基金	538	618	711
其他負債	1,629	1,561	1,785
投資連結保險投資賬戶負債	4,979	8,006	10,059
負債合計	103,342	150,796	190,190
權益及負債合計	108,714	162,596	203,479

	截至12月31日		
	2001年	2002年	2003年
		(人民幣百萬元)	
資產負債表數據			
資產			
投資			
因交易而持有的投資	3,534	3,437	6,799
可供出售的投資	18,657	22,686	14,764
持有至到期的投資	—	9,991	32,332
源生貸款及應收款			
債券	4,170	5,667	19,170
定期存款	45,923	73,439	78,233
同業拆借及貸款	6,204	9,541	3,285
於聯營公司之投資	381	275	3
投資物業淨值	1,523	1,494	1,333
投資資產合計	80,392	126,530	155,920
其他資產			
現金及現金等價物	4,955	3,815	8,017
應收保費淨值	401	392	439
應收利息淨值	144	394	316
可攤回未決賠款準備金	687	775	1,338
遞延保單獲得成本	12,457	17,476	20,361
法定保證金	444	444	1,200
物業、機器及設備淨值	2,470	2,704	3,147
在建工程淨值	207	143	146
土地使用權淨值	494	847	924
商譽	—	—	241
遞延稅項資產	269	199	293
其他資產	815	872	1,078
投資連結保險投資賬戶資產	4,979	8,006	10,059
其他資產合計	28,322	36,066	47,559
資產合計	108,714	162,596	203,479

歷史合併財務資料概要

閣下須結合附錄一會計師報告所載本公司合併財務報表閱讀下列合併財務資料概要，合併財務報表乃依據國際財務報告準則而編製。下列截至2003年12月31日止三年各年度的合併利潤表概要及截至2001年、2002年和2003年12月31日止的資產負債表概要，均摘自附錄一的會計師報告。編製基礎亦已載於會計師報告附註1(2)。

	截至12月31日止年度		
	2001年	2002年	2003年
	（人民幣百萬元，每股數據除外）		
利潤表數據			
毛承保保費及保單費收入，扣除營業稅金及附加	40,955	58,420	63,134
減：分出保費	(2,700)	(3,720)	(3,800)
淨承保保費及保單費收入	38,255	54,699	59,334
未到期責任準備金增加額	(1,264)	(1,402)	(485)
淨已賺保費	36,992	53,297	58,849
分保佣金收入	928	1,195	1,248
投資收入及其他收入	3,914	4,256	6,527
收入合計	41,834	58,748	66,623
保單獲得成本遞延額	7,184	8,320	7,483
遞延保單獲得成本攤銷額	(2,654)	(3,301)	(4,598)
遞延保單獲得成本變動額(1)	4,530	5,019	2,885
賠款、退保、年金與滿期給付	(7,274)	(12,693)	(13,585)
保戶紅利支出及準備金	(118)	(131)	(988)
壽險責任準備金增加額	(24,814)	(35,648)	(40,417)
佣金支出	(5,680)	(6,692)	(5,676)
營業及管理費用	(4,471)	(5,596)	(5,718)
利息支出	(23)	(175)	(224)
計提保險保障基金	(65)	(80)	(84)
費用合計	(37,915)	(55,995)	(63,807)
營業利潤	3,919	2,753	2,816
應佔聯營公司收益／（虧損）	(65)	(59)	5
所得稅	(900)	(689)	(494)
未計少數股東權益前淨利潤	2,954	2,005	2,327
少數股東權益	(2)	12	(7)
股東應佔溢利	2,952	2,017	2,320
股息	266	266	493
每股股息	0.06	0.06	0.10
每股基本收益	0.66	0.45	0.47

(1) 包括保單獲得成本遞延額和遞延保單獲得成本攤銷額。

- 人民幣匯率的波動可能對本公司的財務狀況和經營業績產生重大不利影響，並降低本公司H股用外幣表示之價值和應付股息。

- 中國的法律制度有內在的不確定性，因此可能限制　閣下所能享有之法律保護。

- 持有本公司發行在外股份超過10%或中國保監會認可的其他比例（以兩者中較高者為準）的股東可能無法全面行使其作為股東的權利。

- 閣下進行法律文件送達及對本公司和本公司管理層執行判決時可能遇到困難。

- H股持有人可能需要繳納中國稅項。

- 股息支付受中國法律限制。

與全球發行有關的風險

- 本公司之H股或美國存托股份未必有或不能持續擁有活躍的交易市場，其交易價格亦可能大幅波動。

- 本公司H股或美國存托股份未來在公開市場上的大量銷售或預期銷售可能對本公司H股或美國存托股份現行市場價格產生重大不利影響。

- 本公司實際的財務業績可能與本招股書中包含的預測性財務信息出現重大差異，因此可能對本公司的H股或美國存托股份產生不利影響。

- 本公司的**內涵價值**和新壽險業務一年的價值計算基於一系列假設，　閣下不應該依賴這些假設估值來測算本公司的實際價值和業績。

與本公司投資組合有關的風險

- 本公司的投資可能會由於重大損失而造成本公司的投資收入下降，並可能對本公司的財務狀況和經營業績產生重大不利影響。

- 由於適用的中國法規對投資品種的限制致使本公司的投資組合多樣化及尋求最優投資回報的能力受限，因此，特定投資類型價值的減少對本公司的財務狀況和經營業績可能產生重大不利影響。

- 本公司某些固定收益投資資產沒有獲得評級，因此可能影響　閣下獨立評估本公司投資風險的能力。

- 中國證券市場的波動引起股票價值變化，可能對本公司投資組合之價值及本公司的財務狀況和經營業績造成重大負面影響。

與中國保險業有關的風險

- 本公司的業務受嚴格監管，因此未來監管方面的變化對本公司可能產生重大不利影響。

- 中國加入WTO後中國保險市場的新進入者可能加劇競爭，並降低本公司的盈利能力。

- 本公司的所有代理人都需要從中國保監會獲得資格證書，並需要在中國國家工商行政管理總局各地方分局註冊；倘監管機關決定執行這些資格和登記要求，則可能對本公司的業務造成重大不利影響。

- 中國監管的進一步發展可能給本公司的業務活動帶來額外的成本和限制。

- 本公司遵守最低償付能力額度之要求的能力受各種因素的影響，本公司的合規性要求可能需要籌集更多的資本，進一步的籌資可能攤薄　閣下的股份，還可能減緩本公司的增長。

- 中國保險市場的增長率可能沒有本公司預期的那麼高，或持續力沒有那麼強。

與中國有關的一般風險

- 中國的經濟、政治和社會條件及政府的政策可能影響本公司的業務。

- 政府對貨幣兑換的控制及匯率未來變化可能對本公司的經營和財務結果產生重大不利影響，並嚴重影響本公司用外幣支付股息的能力。

- 中國經濟的下滑可能對本公司的財務狀況和經營業績及未來前景產生重大不利影響。

- 本公司員工及其代理人的不當行為難以查驗和遏制，可能會損害本公司的業務、財務狀況和經營業績。

- 本公司的最大股東可能採取與本公司或本公司其他股東的最大利益不相符或有衝突的集體行動。

- 本公司深圳業務所適用的企業所得税率若大幅提高，可能對本公司的財務狀況和經營業績產生重大不利影響。

- 中國未來倘爆發SARS（嚴重急性呼吸道綜合症）或其它類似疾病，對本公司的財務狀況和經營業績可能產生重大不利影響。

- 中國監管機關未來進行定期檢查可能引致罰款、其他處罰或行動，對本公司的業務、財務狀況、經營業績及聲譽可能產生重大不利影響。

- 本公司擁有的某些物業沒有產權證書。

- 本公司可能因資金運用方式不符合《中華人民共和國保險法》及中國保監會法規規定的有關限制或超出其允許的限制而受到行政制裁、罰款和其它處罰。

- 倘本公司不能實現這次收購福建亞洲銀行股權的潛在收益，則本公司的業務前景有可能受到重大不利影響。

與本公司保險經營有關的風險

- 實際給付和**理賠**經驗與核保和準備金假設之間存在差異，可能需要本公司增加準備金的提取額。

- 中國保險業的競爭日趨激烈，倘本公司不能夠有效地參與競爭，業務和前景將會受到損害。

- 本公司的業務取決於高級管理人員和精算人員及專業銷售代理人，會因這些人員的流失受到重大不利影響。

- 倘若本公司在中國進行的銀行保險安排終止或中斷，則會對本公司的競爭力產生重大不利影響，並會導致本公司的收入和利潤下降。

- 倘本公司的交叉銷售不能有效開展，可能會對本公司業務和前景帶來重大不利影響。

- 巨災賠付可能會大幅降低本公司的盈利能力或淨現金流。

- 倘若本公司不能夠及時獲得再保險或根本無法獲得再保險，則本公司可能需要承擔更大的風險，或降低本公司的承保水平。

- 倘本公司的一個或多個再保險公司違約，則可能對本公司的財務狀況和經營業績產生重大不利影響。

- 繼續突出並增強產品開發和客戶服務；

- 通過綜合利用本公司廣大的客戶群和多元化的金融產品，來優化交叉銷售；

- 通過追求潛在的新業務機會，進一步發展多元化金融服務平台；及

- 進一步集中本公司的關鍵作業流程，以控制本公司的經營成本並提高經營效益。

風險因素

投資於發售股份，自然存在某些風險。這些風險可以分為：(1) 與本公司整體業務有關的風險；(2) 與本公司保險經營有關的風險；(3) 與本公司投資組合有關的風險；(4) 與中國保險業有關的風險；(5) 與中國有關的一般風險；及(6) 與全球發行有關的風險等。這些風險將在「風險因素」一節中進一步進行說明，要點如下：

與本公司整體業務有關的風險

- 利率波動和當前低利率環境的持續對本公司的盈利能力可能產生重大不利影響。

- 由於中國資本市場可以提供的長期固定收益證券種類有限，加上法律和監管對本公司可以進行的投資類型施加的各種限制，本公司資產和負債久期的匹配問題會增加本公司的利率風險。

- 倘若本公司不能有效地推進保險業務，則本公司的業務和前景將會受到重大不利影響。

- 本公司未來可能需要更多的資本，但本公司不能向　閣下保證將能夠在可接受的條件下獲得該資本，也可能根本就無法獲得該資本。

- 本公司的風險管理政策、程序、內部控制及能夠使用的風險管理工具可能不夠充分或全面有效，並可能使本公司承受不可識別或不可預期的風險，這些對本公司業務都可能產生重大不利影響，或帶來損失。

- 本公司信息技術系統的任何重大故障，包括本公司的信息管理系統故障，都可能對本公司的業務和盈利能力產生重大不利影響。

- 預期本公司財務實力的下降或本公司評級的降低可能增加退保和減保，進而損害本公司與其各債權人、交易對方及產品分銷商之間的關係。

- 本公司支付股息的能力和履行其他義務的能力取決於來自其經營性子公司的股息和其他支付，這些可能受到契約和其他限制的約束。

概要

中國目前處於經濟和人口結構轉型時期，本公司認為這一趨勢將繼續為中國保險市場創造巨大的增長機會。特別是，中國經濟轉型過程中政府直接提供的福利逐漸減少，同時，正在發展壯大的中產階級可支配的收入也不斷增加，而且人口轉型中65歲以上人口的比例會不斷增加，預期將引起保險相關產品需求的增加。

而且，本公司認為，經濟的轉型將為其他個人金融產品和服務創造各種機會，如信用卡和住房抵押貸款等業務的增加。另外，本公司預期更複雜、更多元化的個人金融產品和服務之需求會增加，如信託、證券和相關服務等。本公司認為，作為中國能夠提供多元化金融服務及產品的一家領先的保險集團公司，本公司有優勢更好地把握這些機遇。

本公司的實力

本公司是中國最大、最具盈利能力和創新能力的保險公司之一。本公司的主要實力包括：

- 領先的保險地位和知名的品牌；
- 公司企業文化核心體現為為股東創造價值和有效地與國際慣例接軌；
- 完善的公司治理和有效的內部控制；
- 經驗豐富的強大管理層隊伍，集國際專業知識和廣泛的中國保險業經營經驗於一體；
- 強大的多渠道分銷能力；
- 領先、創新的客戶服務；
- 突出更有盈利性的期繳保費個人壽險產品；
- 強大的投資管理能力；
- 領先的信息技術系統；及
- 多元化金融服務平台，以抓住新的業務機遇。

本公司的戰略

本公司的戰略是通過公司的多渠道分銷網絡，以統一的品牌向客戶提供多種金融產品和服務，尤其是人壽保險與財產保險產品。本公司將採取戰略舉措來增強公司在人壽保險與財產保險核心業務領域的競爭力、追求多元化金融服務業務模式及建立強大的後台作業與風險管理支持系統。尤其是，本公司將：

- 通過強化本公司的分銷渠道來追求盈利性增長；
- 通過優化產品組合和更嚴格的核保政策，來增強本公司的盈利能力；

- 本公司2001年和2002年的淨利潤在中國所有保險公司中位居第一；而且

- 截至2002年12月31日本公司資產總額在中國所有保險公司中位居第二。

本公司過去三年來在整體保險經營方面獲得了強勁增長。特別是，本公司2002年的毛承保保費及保單費收入增加了42.6%，從2001年的人民幣409.55億元增加到人民幣584.20億元，2003年進一步增加了8.1%，增加到人民幣631.34億元。

近期發展

2003年9月29日，本公司之子公司平安信託投資有限責任公司，即平安信託，與中國銀行簽訂了股權轉讓協議，根據該協議，平安信託同意收購中國銀行在福建亞洲銀行中50%的權益。福建亞洲銀行是一家合資銀行，在中國主要從事外匯商業銀行業務，這次收購對價為1,830萬美元。在此之前，滙豐銀行與中亞財務有限公司簽訂了獨立的股權轉讓協議，根據該協議，滙豐銀行同意收購中亞財務有限公司在福建亞洲銀行中50%的權益。隨後，平安信託與滙豐銀行簽訂了合資合同，根據該今同，平安信託同意出資2,300萬美元，再取得福建亞洲銀行23%的權益。

2004年2月19日，福建亞洲銀行更名為平安銀行有限責任公司（以下簡稱「平安銀行」），成為平安信託擁有73%股權的子公司。我們計劃利用平安銀行這一金融平台，發展個人金融業務，包括在法律法規允許時，發行信用卡以及開展房產按揭貸款服務等。本公司相信這些金融業務將進一步加強我們的金融服務平台，增強我們向客戶提供包括保險、證券、銀行、養老保險基金管理和信用卡業務等多元化金融服務的能力，服務內容參閱「業務 — 近期發展」一節。

市場機遇

過去10年中，中國保險市場成為世界上增長最快的保險市場之一，按照中國國家統計局公布的數據，全行業保費從1994年的人民幣500億元增長到2003年的人民幣3,880億元。尤其是自2000年以來，增長速度特別快，2002年和2003年全行業保費分別增加到人民幣3,050億元和人民幣3,880億元，增長率分別為44.7%和27.2%。儘管近年來保費增長迅速，2003年全行業壽險和產險保費分別只佔全國國內生產總值的2.6%和0.7%。較低的市場滲透率表明，中國保險市場仍然存在進一步快速增長的潛能。而且，中國保險市場的滲透率遠低於亞洲、歐洲和北美較發達市場的滲透率。

本概要旨在向　閣下提供本招股書中包含的信息概況。作為概要，可能沒有包含　閣下需要瞭解的全部重要信息。在作出H股投資決定前，　閣下應閱讀招股書全文。任何投資都存在風險。投資H股時的一些特殊風險在本招股書「風險因素」項下有相關説明。在作出H股投資決定前，　閣下應仔細閱讀該節有關説明。

從第21頁開始，本公司在招股書中列出了保險詞彙表和其他相關術語。第一次出現在本招股書概要中時和在本招股書概要後第一次出現時，這些術語均用粗體字打印出來。

概況

本公司是中國領先的保險集團公司，有能力提供多元化金融服務及產品。本公司的目標是成為以保險業務為核心的世界領先的多元化金融服務集團，持續獲得穩定的利潤增長及讓股東獲得穩定回報。本公司的戰略是通過公司的多渠道分銷網絡，以統一的品牌向客戶提供多種金融產品和服務，尤其是人壽保險與財產保險產品。我們擁有成熟的公司治理和內部控制經驗、國際經驗深厚的管理團隊、先進的信息技術平台、集中的客戶數據庫以及統一的財務、風險和人力資源管理制度來使我們的戰略得以逐步實現。本公司的多元化金融服務平台使本公司能夠綜合利用公司的各種資源，促進交叉銷售，並提高成本效益。而且，本公司的企業文化突出為股東創造價值，並在產品管理、客戶服務、分銷和公司治理等方面與國際慣例接軌。這有助於本公司維持自己在中國保險行業的領先地位。本公司擁有中國保險行業最知名的品牌之一，尤其是在個人壽險方面，而且在中國發展了廣泛的客戶群。截至2003年12月31日，本公司擁有超過2,700萬名壽險客戶和400萬名產險客戶。本公司還在中國發展了最大的分銷網絡之一。截至2003年12月31日，本公司擁有70家分公司、超過3,600家分支機構、個人壽險產品銷售代理人180,000多名、團體保險和財產保險產品銷售和營銷員工8,000多名。本公司不斷追求創新方法，更好地為客戶服務；創新不僅使本公司抓住各種市場機遇，而且使公司能夠迅速適應中國快速變化的市場條件。

根據本公司按照中國公認會計準則編製的財務數據和按照中國公認會計準則計算並由中國國家統計局和中國保監會公佈的中國保險行業數據：

- 2002年本公司位居中國人壽保險市場佔有率第二。另外，2003年，本公司人壽保險毛承保保費及保單費收入佔中國人壽保險業保費總收入的比例大約為19.6%；

- 2002年本公司位居中國財產保險市場佔有率第三。另外，2003年，本公司財產保險毛承保保費及保單費收入佔中國財產保險業保費總收入的比例大約為9.7%；

目錄

目錄

目錄

閣下應僅依賴本招股書及申請表格作出投資決定。本公司並無授權任何人向　閣下提供與本招股書中所載者不符之資料。對於並無載於本招股書之任何資料或陳述，　閣下均不應視為已獲得本公司、聯席全球協調人、保薦人和聯席保薦人、承銷商、上述各方之任何董事或參與全球發行之任何人士授權而加以信賴。敬請　閣下注意，由於採取了四捨五入之方法，本招股書各表格中的合計數字未必等於相應表格中單項數字之和。

預期時間表[1]

提交**白色**和**黃色**申請表格的最後時間	2004年6月17日中午12時正
向香港結算提交**電子認購指示**的最後時間[2]	2004年6月17日中午12時正
開始登記認購申請時間[3]	2004年6月17日上午11時45分
截止登記認購申請時間	2004年6月17日中午12時正
預期定價日	2004年6月18日
發行價格及國際配售之認購申請踴躍程度、香港公開發行之認購申請程度和香港發售股份的分配基準等情況須不遲於以下時間在南華早報（英文）和香港經濟日報（中文）公佈	2004年6月23日
發放全部或部份成功申請所涉及的H股股票不遲於[4]	2004年6月23日
發放全部或部份不成功申請所涉及的退款支票不遲於[4]&[5]	2004年6月23日
H股預期於香港聯交所開始交易日	2004年6月24日

(1) 除非另有所述，所有時間均指香港當地時間。全球發行之架構詳情，包括香港公開發行的具體條件，載於本招股書「全球發行結構」一節。

(2) 透過向香港結算發出電子認購指示認購香港發售股份的申請人須參照本招股書中「如何申購香港發售股份 — 7. 如何向香港結算發出電子認購指示」項下的具體説明。

(3) 倘在2004年6月17日上午9時正到中午12時正之間任何時候香港懸掛「黑色」暴雨警告訊號或八號或以上熱帶氣旋警告訊號，則該日將不開始登記認購申請。具體參閲本招股書中「如何申購香港發售股份」項下「4(d)惡劣天氣對開始登記認購申請的影響」段中的有關説明。

(4) 申購200,000股或以上香港發售股份的申請人，倘在其申請表格中擬親身領取退款支票（如適用）和H股股票（如適用），可以在2004年6月23日上午9時正到下午1時正之間從本公司H股過戶登記處香港中央證券登記有限公司(CHIS)領取有關股票或支票。選擇親身領取之個人申請人不得授權任何其他人士代為領取有關股票和支票。屬公司的申請人，倘選擇親身領取有關股票和支票，則必須由其授權代表攜同蓋有公司印鑑的授權書前往領取。個人和公司授權代表（如適用）必須在領取有關股票和支票時出示可為香港中央證券登記有限公司接受之身份證明。未獲領取的退款支票及H股股票將會盡快以平郵寄送至閣下在申請表格所示之地址，郵誤風險概由閣下承擔。有關安排的詳細情況，參見本招股書「香港公開發行之條款和條件」之具體説明。

(5) 全部或部份不成功的申請，及申請成功但發行價格低於申購時的應付價格時，均獲發退款支票。

最遲不晚於2004年6月24日上午八時，待香港公開發行成為無條件發行，且香港承銷協議和國際購買協議都沒有根據各自的有關條款終止時，H股股票才成為有效證書。

〔此頁特意留空〕

重要提示

閣下如對本招股書有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。



中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

全球發行

全球發售股份數目	:	**1,387,892,000（可予調整及按超額配股權調整）**
香港發售股份數目	:	**69,395,000（可予調整）**
最高發行價格	:	**香港發售股份每股11.88港元，申請時用港幣足額支付，可予退還，另加1%經紀佣金、0.005%香港證監會交易徵費、0.002%投資者賠償徵費和0.005%香港聯交所交易費**
面值	:	**每股人民幣1.00元**
股份代號	:	**2318**

聯席全球協調人及聯席賬簿管理人
(排名以英文字母為序)

中銀國際 BOC INTERNATIONAL　　Goldman Sachs　　HSBC 滙豐　　Morgan Stanley

保薦人及聯席牽頭經辦人

聯席保薦人及聯席牽頭經辦人
(排名以英文字母為序)

中銀國際亞洲有限公司　　**高盛（亞洲）有限責任公司**　　**香港上海滙豐銀行有限公司**　　**摩根士丹利添惠亞洲有限公司**

香港聯合交易所有限公司及香港中央結算有限公司對本招股書之內容概不負責，對其準確性或完整性亦無發表任何聲明，並明確表示概不就本招股書全部或任何部份內容而產生或因依賴該等內容引發之任何損失承擔任何責任。

本招股書及本招股書附錄九「送呈公司註冊處及備查之文件」一節所列之文件已根據香港法第32章公司條例第342C條之規定獲香港公司註冊處註冊。香港證券及期貨事務監察委員會及香港公司註冊處對本招股書和任何其他上述文件之內容概不負責。

發行價格預期由聯席全球協調人（代表承銷商）與本公司（為本身及代表售股股東）於「定價日」協定。定價日預期為2004年6月18日，而無論如何不遲於2004年6月20日。發行價格將不超過11.88港元，而目前預期也不低於9.59港元。香港發售股份之申請人須於申請時支付最高發行價格每股香港發售股份11.88港元，另加1%經紀佣金、0.005%香港證監會交易徵費、0.002%投資者賠償徵費和0.005%香港聯交所交易費；倘發行價格低於11.88港元則予以退還。

聯席全球協調人（代表承銷商並獲本公司同意）可於提交香港公開發行之申請最後限期當日上午前隨時將發售股份數目及／或指示性發行價格範圍（即9.59港元至11.88港元）調至低於本招股書所載者。在此情況下，本公司將於提交香港公開發行申請最後限期當日上午或之前在南華早報（英文）和香港經濟日報（中文）公告調減發售股份數目及／或指示性發行價格範圍。倘在提交香港公開發行之申請最後限期前已經作出香港發售股份之申請，則即使調減發售股份數目及／或指示性發行價格範圍亦不得撤回申請。謹請參閱本招股書中「全球發行結構」、「如何申購香港發售股份」及「香港公開發行之條款和條件」三節所載之詳情。

倘若本公司（為本身及代表售股股東）及聯席全球協調人因任何理由而未能在2004年6月20日或之前協定發行價格，則全球發行（包括香港公開發行）將不會進行。

本公司於中華人民共和國（「中國」）註冊成立，基本所有業務亦於中國進行。潛在投資者應留意中國內地和香港之間在法律、經濟和金融體制等方面之差別，及投資在中國註冊成立之公司之不同的風險。潛在投資者亦須留意中國之監管架構與香港有所不同，並須考慮本公司股票之不同市場特質。有關差別與風險因素之概要載於「風險因素」及「監督與管制」。

倘若發售股份開始於香港聯交所交易當日上午八時正前出現若干事件，則聯席全球協調人（代表承銷商）可以終止香港承銷商根據香港承銷協議認購及安排申請人認購香港發售股份之責任。有關情況載於「承銷」一節。謹請閣下參閱該節所載之詳情。認購及安排申請人認購香港發售股份之責任。有關情況載於「承銷」一節。謹請　閣下參閱該節所載之詳情。

2004年6月14日



全球發售

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

聯席全球協調人及聯席賬簿管理人
（排名以英文字母爲序）



中銀國際
BOC INTERNATIONAL

Goldman Sachs

HSBC 滙豐

Morgan Stanley 摩根士丹利

保薦人及聯席牽頭經辦人

BOCI Asia Limited

聯席保薦人及聯席牽頭經辦人
（排名以英文字母爲序）

Goldman Sachs (Asia) L.L.C.

The Hongkong and Shanghai Banking Corporation Limited

Morgan Stanley Dean Witter Asia Limited